Form 20-F
period 2021-12-31
Waterdrop Inc.
filed 2022-04-28
CIK 1823986

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

For the transition period from

to

Commission file number:
001-40376

Waterdrop Inc.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)
Cayman Islands
(Jurisdiction of incorporation or organization)
Block C, Wangjing Science and Technology Park
No. 2 Lize Zhonger Road
Chaoyang District, Beijing 100102
People’s Republic of China
+86 10 5339-4997
(Address of principal executive offices)
Kangping Shi, Chief Financial Officer
Telephone: +86 10 5339-4997
Email:
IR@shuidi-inc.com
Block C, Wangjing Science and Technology Park
No. 2 Lize Zhonger Road
Chaoyang District, Beijing 100102
People’s Republic of China
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares (each ADS represents ten of our Class A ordinary shares, par value US$0.000005 per share)	WDH	New York Stock Exchange
Class A ordinary shares, par value US$0.000005 per share*		New York Stock Exchange

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
3,140,896,631 Class A ordinary shares (excluding 65,757,070 Class A ordinary shares, comprising of Class A ordinary shares issued to the depositary for bulk issuance of ADSs and reserved for future issuances upon the exercise or vesting of awards granted under share incentive plans, and Class A ordinary shares in the form of ADSs held in treasury), and 801,904,979 Class B ordinary shares, par value US$0.000005 per share, as of December 31, 2021.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐  No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in
Rule 12b-2
of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.    ☐  Yes    ☒  No
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    ☐  Yes    ☒  No
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☒	International Financial Reporting Standards as issued	Other ☐

by the International Accounting Standards Board ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in
Rule 12b-2
of the Exchange Act).    ☐  Yes    ☒  No
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐  Yes    ☐  No

INTRODUCTION
Except where the context otherwise requires and for purposes of this annual report only:

•	“ADRs” are to the American depositary receipts which may evidence the ADSs;

•	“ADSs” are to the American depositary shares, each of which represents ten Class A ordinary shares;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•	“Class A ordinary shares” refer to our Class A ordinary shares, par value US$0.000005 per share;

•	“Class B ordinary shares” refer to our Class B ordinary shares, par value US$0.000005 per share;

•
“FYP” are to first year premiums, which include all premiums that policyholders are obligated to pay for short-term policies and the premiums that policyholders are obligated to pay in the first policy year for long-term policies;

•	“ordinary shares” are to our Class A ordinary shares and Class B ordinary shares, par value US$0.000005 per share;

•
“the VIEs” are to Beijing Zhuiqiu Jizhi Technology Co., Ltd., or Zhuiqiu Jizhi, Beijing Shuidi Hubao Technology Co., Ltd., or Shuidi Hubao, Beijing Shuidi Hulian Technology Co., Ltd., or Shuidi Hulian, Beijing Zongqing Xiangqian Technology Co., Ltd., or Zongqing Xiangqian, and Beijing Guangmu Weichen Technology Co., Ltd., or Guangmu Weichen;

•	“our WFOE” are to Beijing Absolute Health Co., Ltd., or Absolute Health;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and

•
“Waterdrop,” “we,” “us,” “our company” and “our” are to Waterdrop Inc., our Cayman Islands holding company and its subsidiaries, and, in the context of describing the consolidated financial information, its consolidated variable interest entities and the subsidiaries of the consolidated variable interest entities in China, including, but not limited to, the VIEs.

Our reporting currency is the Renminbi. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.3726 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2021. We make no representation that the Renminbi or U.S. dollars amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.
Due to rounding, numbers presented throughout this annual report may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

FORWARD-LOOKING INFORMATION
This annual report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.
You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our mission, goals and strategies;

•	our future business development, financial conditions and results of operations;

•	the expected growth of the insurance and online healthcare industry in China;

•	our expectations regarding demand for and market acceptance of our products and services;

•	our expectations regarding our relationships with consumers, insurance carriers and other partners;

•	competition in our industry;

•	our proposed use of proceeds; and

•	relevant government policies and regulations relating to our industry.
You should read this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.
This annual report also contains statistical data and estimates that we obtained from government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The industries in which we operate may not grow at the rate projected by market data, or at all. Failure of those industries to grow at the projected rate may have a material and adverse effect on our business and the market price of the ADSs. In addition, the rapidly evolving nature of such industries result in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report. You should not place undue reliance on these forward-looking statements.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers
Not applicable.

Item 2.	Offer Statistics and Expected Timetable
Not applicable.

Item 3.	Key Information
Waterdrop Inc. is not an operating company in China but rather a Cayman Islands holding company with no material operations of its own and no equity ownership in the VIEs (defined below). We conduct our operations primarily through (i) our PRC subsidiaries and (ii) the VIEs, with which we maintain contractual agreements. PRC laws and regulations restrict and impose conditions on foreign direct investment in companies involved in the provision of value-added telecommunication services, insurance brokerage services or insurance agency services. Therefore, we operate such businesses in China through the variable interest entities, Zhuiqiu Jizhi, Shuidi Hubao, Shuidi Hulian, Zongqing Xiangqian and Guangmu Weichen, which we refer to as the VIEs in this annual report, and rely on contractual arrangements among our PRC subsidiaries, the VIEs and their shareholders to control the business operations of the VIEs. Revenues contributed by the VIEs accounted for 100.0%, 99.5% and 99.6% of our total net revenues for the fiscal years 2019, 2020 and 2021, respectively. As used in this annual report, “Waterdrop,” “we,” “us,” “our company” or “our” refers to Waterdrop Inc., its subsidiaries, and, in the context of describing the consolidated financial information, the VIEs and their subsidiaries in China. Investors in our ADSs thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in Waterdrop Inc., a Cayman Islands holding company.
Our corporate structure is subject to risks associated with our contractual arrangements with the VIEs. Investors may not directly hold equity interests in the VIEs or in the businesses that are conducted by the VIEs, and the VIE structure provides contractual exposure to foreign investment in the companies which involve foreign investment restrictions. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. This may result in the VIEs being deconsolidated, which would materially and adversely affect our operations, and our ADSs may decline significantly in value or become worthless. Our holding company, our PRC subsidiaries, the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our ordinary shares or our ADSs may decline significantly in value or become worthless. As such, the VIE structure involves unique risks to investors of our holding company. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”
We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”
Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Our Holding Company Structure and VIE Contractual Arrangements
Waterdrop Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries and the VIEs. Our value-added telecommunication services, insurance brokerage services or insurance agency services in the PRC have been conducted through the VIEs in order to comply with the PRC laws and regulations, which restrict and impose conditions on foreign direct investment in companies involved in the provision of value-added telecommunication services, insurance brokerage services or insurance agency services.
The following diagram illustrates our corporate structure as of the date of this annual report, including our principal subsidiaries, the VIEs and the VIEs’ principal subsidiaries:

Waterdrop Inc.
(Cayman Islands)
Waterdrop Group HK Limited
(Hong Kong)
Offshore
Onshore
Beijing Shuidi Hubao Technology Co., Ltd. (1)
Beijing Shuidi Hulian Technology Co., Ltd. (2)
Beijing Guangmu Weichen Technology Co., Ltd. (5)
Beijing Yifan Fengshun Medical Technology Co., Ltd.
Beijing Absolute Health Co., Ltd.
Shanghai Danzheng Health Technology Co., Ltd.
Beijing Zhuiqiu Jizhi Technology Co., Ltd.(3)
Tianjin Jingbin Internet Technology Co., Ltd.
Beijing Zongqing Xiangqian Technology Co., Ltd.(4)
Shuidi Insurance Brokerage Co., Ltd.
Miaoyi Hulian (Beijing) Technology Co., Ltd.
Tairui Insurance Agency Co., Ltd.
Equity interest (100% unless otherwise specified)
Contractual arrangements

Notes:
(1)	Mr. Peng Shen holds 100% of the equity interests in Beijing Shuidi Hubao Technology Co., Ltd.
(2)	Mr. Peng Shen and Mr. Wei Ran, an employee of the Company, each holds 99% and 1% of the equity interests in Beijing Shuidi Hulian Technology Co., Ltd.
(3)	Mr. Peng Shen and Mr. Guang Yang, each holds 99% and 1% of the equity interests in Beijing Zhuiqiu Jizhi Technology Co., Ltd.
(4)	Mr. Peng Shen and Mr. Wei Ran, an employee of the Company, each holds 99% and 1% of the equity interests in Beijing Zongqing Xiangqian Technology Co., Ltd.
(5)	Ms. Xiaolei Sun and Ms. Nian Liu, both employees of the Company, each holds 99% and 1% of the equity interests in Beijing Guangmu Weichen Technology Co., Ltd.

Permissions Required from the PRC Authorities for Our Operations
We conduct our business primarily through our PRC subsidiaries, the VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries, the VIEs and their subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, the VIEs and their subsidiaries in the PRC, including, among others, licenses to conduct insurance brokerage business and insurance agency business, license for provision of internet information services, or ICP License and Internet Pharmaceutical Information Service Qualification Certificate. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business and results of operations.”
As of the date of this annual report, except for the licenses and approvals that have been granted, we, our PRC subsidiaries and the VIEs are not required to obtain approval or permission from China Securities Regulatory Commission, or the CSRC, the Cyberspace Administration of China, or the CAC or any other entity that is required to approve the VIEs’ operations or required for us to offer securities to foreign investors under any currently effective PRC laws, regulations, and regulatory rules. However, in connection with any future overseas capital markets activities, we may need to obtain permission from the CSRC, undergo a cybersecurity review conducted by the CAC, or meet other regulatory requirements that may be adopted in the future by PRC authorities. To the extent such requirements are or become applicable, we cannot assure you that we would be able to comply with them. Any failure to obtain or delay in obtaining such approval or completing such procedures could subject us to restrictions and penalties imposed by the CSRC, the CAC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, delays of or restrictions on the repatriation of the proceeds from our offshore offerings into China, or other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”
Furthermore, in connection with issuance of securities to foreign investors, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to conduct future offerings of securities to investors and accept foreign investments. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— The filing, approval or other administration requirements of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete such filing, obtain such approval or meet such requirements.”
The Holding Foreign Companies Accountable Act
The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board (United States), or the PCAOB, for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed on a United States. The related risks and uncertainties could cause the value of our ADSs to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The identification by the HFCAA to its lists, delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash Transfers and Dividend Distribution
Waterdrop Inc., our Cayman Islands holding company, or the Parent, transfers cash to our wholly-owned Hong Kong subsidiary, by making capital contributions or providing loans, and our Hong Kong subsidiary transfers cash to our PRC subsidiaries by making capital contributions or providing loans to them.
Because the Parent and its subsidiaries control the VIEs through contractual arrangements, they are not able to make direct capital contribution to the VIEs and their subsidiaries. However, they may transfer cash to the VIEs by loans or by making payment to the VIEs for inter-group transactions.
The following table sets forth the amount of the transfers for the periods presented.

	Years Ended December 31,
	2019	2020	2021
	(RMB in millions)
Capital contributions from Parent to its subsidiaries	1,468	1,555	2,679
Loans from its subsidiaries to Parent	—	—	382
Loans repayment received by its subsidiaries from Parent	—	—	35
Loans from its subsidiaries to the VIEs and their subsidiaries	892	1,477	4,418
Loans repayment received by subsidiaries from VIEs and their subsidiaries	367	372	3,010
Service fees received by WOFE from the VIEs and their subsidiaries *	—	455	718

Note:
*	The cash flows between our WFOE, and the VIEs and their subsidiaries included the service fees paid for services contemplated by the exclusive business cooperation agreements.
The VIEs may transfer cash to our WFOE by paying service fees according to the exclusive business cooperation agreements. Pursuant to these agreements between the VIEs and our WFOE, our WFOE has the exclusive right to provide the VIEs with consulting, technical services and other services required by the VIEs’ business. Without our WFOE’s prior written consent, the VIEs may not accept the same or similar consulting, technical services and other services provided by any third party during the term of the agreement. The VIEs agree to pay our WFOE service fees based on the operating profit generated by the VIEs on an annual basis. For the years ended December 31, 2019, 2020 and 2021, service fees of nil, RMB455 million, and RMB718 million were paid to the WFOE by the VIEs under the agreements.
For the years ended December 31, 2019, 2020 and 2021, no dividends or distributions were made to the Parent by our subsidiaries. For the years ended December 31, 2019, 2020 and 2021, no dividends or distributions were made to U.S. investors.
For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Taxation Scenario (1)
Statutory Tax and Standard Rates
Hypothetical pre-tax earnings (2)	100%
Tax on earnings at statutory rate of 25% (3)	(25%)
Net earnings available for distribution	75%
Withholding tax at standard rate of 10% (4)	(7.5%)
Net distribution to Parent/Shareholders	67.5%

Notes:
(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)
Under the terms of VIE agreements, our WFOE may charge the VIEs for services provided to the VIEs. These fees shall be recognized as expenses of the VIEs, with a corresponding amount as service income by our WFOE and eliminate in consolidation. For income tax purposes, our our WFOE and the VIEs file income tax returns on a separate company basis. The fees paid are recognized as a tax deduction by the VIEs and as income by our WFOE and are tax neutral.

(3)
Certain of our subsidiaries qualifies for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(4)
The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the VIEs will be distributed as fees to our WFOE under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the VIE exceed the fees paid to our WFOE (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive
and disallowed by Chinese tax authorities), the VIEs could, as a matter of last resort, make a non-deductible
transfer to our PRC subsidiaries for the amounts of the stranded cash in the VIEs. This would result in such transfer being non-deductible
expenses for the VIEs but still taxable income for our WFOE.
As Waterdrop Inc. is a Cayman Islands holding company with no material operations of its own, its ability to pay dividends depends upon dividends paid by our PRC subsidiaries. Our PRC subsidiaries in turn generate income from their own operations, and in addition enjoy all economic benefit and receive service fees from the VIEs pursuant to the exclusive business cooperation agreement with the VIEs. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to distribute earnings or pay dividends to us. Under PRC law, each of our subsidiaries and the VIEs in China is required to set aside at least 10% of its after-tax
profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries and the VIEs in China may allocate a portion of its after-tax
profits based on PRC accounting standards to a surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the State Administration of Foreign Exchange, or the SAFE and declaration and payment of withholding tax. Additionally, if our PRC subsidiaries and the VIEs incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds of financing activities to make loans or additional capital contributions to our PRC subsidiaries and to make loans to the VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Financial Information Related to the VIEs
The following table presents the condensed consolidating balance sheet data for the VIEs and other entities as of the dates presented.

	As of December 31, 2021					As of December 31, 2020
	Parent	Non-VIE subsidiaries	VIEs and their subsidiaries	Elimination	Consolidated	Parent	Non-VIE subsidiaries	VIEs and their subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Cash and cash equivalents	8,483	78,047	731,189	—	817,719	32,145	273,876	755,941	—	1,061,962
Restricted cash	—	—	667,664	—	667,664	—	7,830	253,557	—	261,387
Short-term investments	414,921	1,202,990	351,451	—	1,969,362	653,609	265,161	274,390	—	1,193,160
Accounts receivable	—	8,608	635,235	—	643,843	—	3,147	536,644	—	539,791
Current contract assets	—	—	563,611	—	563,611	—	—	824,544	—	824,544
Amount due from related parties	—	—	1,049	—	1,049	—	—	813	—	813
Prepaid expense and other assets	14,993	39,361	315,440	—	369,794	—	31,183	619,897	—	651,080
Amounts due from the entities within our Group	1,786	4,323,023	121	(4,324,930)	—	2,073	2,517,756	127,405	(2,647,234)	—
Non-current contract assets	—	—	29,889	—	29,889	—	—	24,006	—	24,006
Property, equipment and software, net	—	31,506	13,256	—	44,762	—	19,553	9,171	—	28,724
Intangible assets, net	—	20,535	53,202	(16,984)	56,753	—	25,986	49,406	(22,358)	53,034
Long-term investments	1,912	—	9,900	—	11,812	1,957	—	784	—	2,741
Investment in Non-VIE subsidiaries	3,883,806	—	—	(3,883,806)	—	2,551,008	—	—	(2,551,008)	—
Investment in VIEs	—	(1,341,046)	—	1,341,046	—	—	(87,217)	—	87,217	—
Right of use assets, net	—	28,503	30,578	—	59,081	—	39,940	20,754	—	60,694
Deferred tax assets	—	—	11,840	—	11,840	—	—	—	—	—
Goodwill	—	—	3,420	—	3,420	—	—	3,119	—	3,119

Total assets	4,325,901	4,391,527	3,417,845	(6,884,674)	5,250,599	3,240,792	3,097,215	3,500,431	(5,133,383)	4,705,055

Amount due to related parties	—	20,449	—	—	20,449	—	9,789	—	—	9,789
Insurance premium payables	—	—	685,028	—	685,028	—	—	607,326	—	607,326
Deferred revenue	—	—	803	—	803	—	—	22,017	—	22,017
Accrued expenses and other current liabilities	3,734	81,580	413,438	—	498,752	60,480	87,915	447,211	—	595,606
Current lease liabilities	—	27,661	16,452	—	44,113	—	25,957	10,594	—	36,551
Amounts due to the entities within our Group	348,741	1,491	3,617,123	(3,967,355)	—	—	21,559	2,266,999	(2,288,558)	—
Non-current lease liabilities	—	1,556	12,921	—	14,477	—	19,528	8,181	—	27,709
Deferred tax liabilities	—	—	13,126	425	13,551	—	425	225,320	—	225,745

Total liabilities	352,475	132,737	4,758,891	(3,966,930)	1,277,173	60,480	165,173	3,587,648	(2,288,558)	1,524,743

The following table presents the condensed consolidating statements of operations for the VIEs and other entities for the periods presented.

	For the year ended December 31, 2021					For the year ended December 31, 2020					For the year ended December 31, 2019
	Parent	Non-VIE subsidiaries	VIEs and their subsidiaries	Elimination	Consolidated	Parent	Non-VIE subsidiaries	VIEs and their subsidiaries	Elimination	Consolidated	Parent	Non-VIE subsidiaries	VIEs and their subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Operating revenue, net	2,279	757,798	3,193,807	(747,970)	3,205,914	—	535,486	3,035,904	(543,442)	3,027,948	—	154,890	1,511,010	(154,935)	1,510,965
Operating costs	—	(171,728)	(882,747)	—	(1,054,475)	—	(150,457)	(591,801)	—	(742,258)	—	(62,659)	(228,651)	—	(291,310)
Sales and marketing expenses	(10,902)	(161,598)	(2,932,269)	—	(3,104,769)	(4,538)	(59,354)	(2,066,643)	—	(2,130,535)	(1,927)	(40,540)	(1,014,027)	—	(1,056,494)
General and administrative expenses	(214,856)	(208,605)	(853,908)	746,847	(530,522)	(211,596)	(123,631)	(583,583)	511,639	(407,171)	(19,834)	(87,915)	(201,044)	165,798	(142,995)
Research and development expenses	(25,056)	(329,291)	(24,643)	—	(378,990)	(13,279)	(202,495)	(28,456)	—	(244,230)	(8,329)	(152,291)	(54,026)	—	(214,646)

Total operating costs and expenses	(250,814)	(871,222)	(4,693,567)	746,847	(5,068,756)	(229,413)	(535,937)	(3,270,483)	511,639	(3,524,194)	(30,090)	(343,405)	(1,497,748)	165,798	(1,705,445)

Operating (loss)/income	(248,535)	(113,424)	(1,499,760)	(1,123)	(1,862,842)	(229,413)	(451)	(234,579)	(31,803)	(496,246)	(30,090)	(188,515)	13,262	10,863	(194,480)

Equity in loss of subsidiaries and VIEs	(1,332,101)	(1,250,773)	—	2,582,874	—	(286,022)	(287,649)	—	573,671	—	(292,523)	(116,494)	—	409,017	—

Net (loss)/income	(1,574,080)	(1,332,101)	(1,253,808)	2,585,909	(1,574,080)	(663,869)	(286,022)	(253,807)	539,829	(663,869)	(321,535)	(292,523)	(184,632)	477,155	(321,535)

The following table presents condensed consolidating cash flow data for the VIEs and other entities for the years ended presented.

	For the year ended December 31, 2021					For the year ended December 31, 2020					For the year ended December 31, 2019
	Parent	Non-VIE subsidiaries	VIEs and their subsidiaries	Elimination	Consolidated	Parent	Non-VIE subsidiaries	VIEs and their subsidiaries	Elimination	Consolidated	Parent	Non-VIE subsidiaries	VIEs and their subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Net cash provided by/(used in) operating activities	320,097	(497,069)	(919,680)	—	(1,096,652)	(28)	(224,548)	(552,532)	—	(777,108)	(2,827)	(148,151)	(381,917)	—	(532,895)
Net cash (used in)/provided by investing activities	(2,458,126)	(2,376,786)	(99,240)	4,087,254	(846,898)	(2,209,098)	(1,391,055)	(277,521)	2,659,973	(1,217,701)	(1,434,140)	(680,046)	75,528	1,992,703	(45,955)
Net cash provided by/(used in) financing activities	2,128,529	2,670,120	1,408,275	(4,087,254)	2,119,670	2,048,986	1,556,899	1,104,978	(2,659,973)	2,050,890	1,491,983	1,467,522	505,973	(1,992,703)	1,472,775

A. Selected Financial Data
The following selected consolidated statements of comprehensive loss data for the years ended December 31, 2019, 2020 and 2021, selected consolidated balance sheet data as of December 31, 2020 and 2021 and selected consolidated cash flow data for the years ended December 31, 2019, 2020 and 2021 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statements of comprehensive loss data for the year ended December 31, 2018, selected consolidated balance sheet data as of December 31, 2018 and 2019 and selected consolidated cash flow data for the year ended December 31, 2018 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. You should read this “Selected Financial Data” section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of results expected for future periods.
The following table sets forth a summary of our consolidated statements of comprehensive loss for the years ended December 31, 2018, 2019, 2020 and 2021.

	For the Year Ended December 31,
	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Operating revenue, net	238,149	1,510,965	3,027,948	3,205,914	503,078
Operating costs and expenses
Operating costs	(45,932)	(291,310)	(742,258)	(1,054,475)	(165,470)
Sales and marketing expenses	(184,943)	(1,056,494)	(2,130,535)	(3,104,769)	(487,206)
General and administrative expenses	(126,242)	(142,995)	(407,171)	(530,522)	(83,250)
Research and development expenses	(69,196)	(214,646)	(244,230)	(378,990)	(59,472)

Total operating costs and expenses	(426,313)	(1,705,445)	(3,524,194)	(5,068,756)	(795,398)

Operating loss	(188,164)	(194,480)	(496,246)	(1,862,842)	(292,320)

Other income/(expenses)
Interest income	2,428	10,533	26,515	48,662	7,636
Fair value change of warrant	—	—	(150,685)	—	—
Foreign currency exchange gain/(loss)	66	4,152	(1,335)	9,349	1,467
Others, net	(1,967)	817	8,052	9,764	1,532

Loss before income tax, and share of results of equity method investee	(187,637)	(178,978)	(613,699)	(1,795,067)	(281,685)

Income tax (expense)/benefit	(21,503)	(142,528)	(50,155)	220,987	34,678
Share of results of equity method investee	(54)	(29)	(15)	—	—

Net loss attributable to Waterdrop Inc.	(209,194)	(321,535)	(663,869)	(1,574,080)	(247,007)

Deemed dividend on modification on preferred shares	—	—	(67,975)	—	—
Deemed dividend upon issuance of warrants	—	—	(90,268)	—	—
Preferred shares redemption value accretion	(22,230)	(136,839)	(285,668)	(152,287)	(23,897)

Net loss attributable to ordinary shareholders	(231,424)	(458,374)	(1,107,780)	(1,726,367)	(270,904)

Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	839,572,645	1,203,526,000	1,174,583,516	2,990,507,749	2,990,507,749
Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.28)	(0.38)	(0.94)	(0.58)	(0.09)

The following table presents our selected consolidated balance sheet data as of December 31, 2019, 2020 and 2021.

	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	964,476	1,061,962	817,719	128,318
Restricted cash	329,676	261,387	667,664	104,771
Short-term investments	60,278	1,193,160	1,969,362	309,036
Accounts receivable	252,499	539,791	643,843	101,033
Contract assets	617,688	848,550	593,500	93,133

Total assets	2,555,906	4,705,055	5,250,599	823,933

Insurance premium payables (1)	320,327	607,326	685,028	107,496
Deferred revenue (2)	21,670	22,017	803	126
Accrued expenses and other current liabilities (3)	496,530	595,606	498,752	78,265
Deferred tax liabilities (4)	167,601	225,745	13,551	2,126

Total liabilities	1,054,394	1,524,743	1,277,173	200,416

Total mezzanine equity	2,207,831	4,837,336	—	—

Total shareholders’ (deficit)/equity	(706,319)	(1,657,024)	3,973,426	623,517

Notes:

(1)
Includes amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB320.2 million, RMB607.3 million and RMB685.0 million as of December 31, 2019, 2020 and 2021, respectively.

(2)
Includes amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB21.7 million, RMB22.0 million and RMB0.8 million as of December 31, 2019, 2020 and 2021, respectively.

(3)
Includes amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB428.8 million, RMB447.2 million and RMB413.4 million as of December 31, 2019, 2020 and 2021, respectively.

(4)
Includes amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB167.2 million, RMB225.3 million and RMB13.1 million as of December 31, 2019, 2020 and 2021, respectively.

The following table sets forth our selected consolidated cash flow data for the years ended December 31, 2018, 2019, 2020 and 2021.

	For the Year Ended December 31,
	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(211,029)	(532,895)	(777,108)	(1,096,652)	(172,089)
Net cash provided by/(used in) investing activities	31,988	(45,955)	(1,217,701)	(846,898)	(132,897)
Net cash provided by financing activities	362,669	1,472,775	2,050,890	2,119,670	332,622
Effect of exchange rate changes on cash and cash equivalents	(1,973)	27,342	(26,884)	(14,086)	(2,209)

Net increase in cash and cash equivalents and restricted cash	181,655	921,267	29,197	162,034	25,427
Total cash and cash equivalents and restricted cash at beginning of year	191,230	372,885	1,294,152	1,323,349	207,662

Total cash and cash equivalents and restricted cash at end of year	372,885	1,294,152	1,323,349	1,485,383	233,089

B.
Capitalization and Indebtedness
Not applicable.
C.
Reasons for the Offer and Use of Proceeds
Not applicable.
D.
Risk Factors
Summary of Risk Factors
Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs. The following list summarizes some, but not all, of these risks.

Risks Related to Our Business and Industry

•	Our business and growth are significantly affected by the future prospects of third-party insurance brokerage and agency, medical crowdfunding and healthcare industries, which are rapidly evolving.

•	Our limited operating history and evolving business model make it difficult to evaluate our business and future prospects and the risks and challenges we may encounter.

•	We face intense competition and could lose market share, which could adversely affect our results of operations.

•	We have a history of net losses and negative cash flows from operating activities, which may continue in the future.

•	We face uncertainties relating to the change of regulatory regime.

•	We face reputational, monetary, and legal risks in relation to our discontinuation of the Waterdrop Mutual Aid business.

•
The administration, interpretation and enforcement of the regulations applicable to us are evolving and involve uncertainties. We may not be able to stay in constant compliance with the rapidly evolving regulations.

•	Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business and results of operations.

•	We have been or may be subject to penalties for failure to manage our personnel engaging in insurance brokerage activities.

•	We face reputational, monetary, and legal risks in relation to our discontinuation of the Waterdrop Mutual Aid business.

•
Our historical growth rate may not be indicative of our future performance and if we fail to effectively manage our growth, our business, financial condition and results of operations could be adversely affected.

Risks Related to Our Corporate Structure

•
We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China primarily through (i) our PRC subsidiaries and (ii) the VIEs, with which we have maintained contractual arrangements. Investors in our ADSs thus are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with the PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole.

Risks Related to Doing Business in China

•	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

•
PRC government’s significant authority in regulating our operations and its oversight and control over securities offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline.

•
Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs.

•
We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

•
Our auditor is currently not subject to inspections by the PCAOB. Our ADSs may be delisted under the Holding Foreign Companies Accountable Act. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

•
Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to Our ADSs

•	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

•
If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

•
Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Risks Relating to Our Business and Industry
Our business and growth are significantly affected by the future prospects of third-party insurance brokerage and agency, medical crowdfunding and healthcare industries, which are rapidly evolving.
We primarily operate in three rapidly evolving industries. Our business and growth are highly dependent on the future growth and proliferation of third-party insurance brokerage and agency, medical crowdfunding and healthcare industries in China, which could be affected by many factors beyond our control.
Firstly, third-party insurance brokerage and agency industry in China could be affected by, from the insurance carrier side, the close integration with and improvements in online infrastructure and technology, efficient access to insurance consumers, consumer base and insights, consumer acquisition costs and the separation of insurance product design and sales; and from the consumer side, by the continued formation of consumers’ online insurance policy purchasing habits, the selection, price and popularity of insurance products offered by insurance carriers, the demand for convenience, the reliability and security of third-party insurance brokerage and agency platforms and online insurance policy buying or claim settlement experience. In addition, third-party insurance brokerage and agency industry may also be affected by the overall prosperity of health and life insurance industry and the regulatory regime.
Secondly, the medical crowdfunding industry in China could be affected by the medical cost borne by patients, development of self-discipline conventions driven by industry leaders, the coverage of China’s national social medical insurance provided by the Chinese government and regulatory policies.
Thirdly, our operation could also be significantly affected by the development of the healthcare industry, an adjacent industry to third-party insurance brokerage and agency and medical crowdfunding industries, in China. Healthcare related business is subject to multiple regulations in China, such as regulations governing pharmacy, distribution of pharmaceutical and healthcare products, healthcare, internet healthcare, and insurance claim processing. New laws, regulations and regulatory requirements have been and may continue to be promulgated and implemented from time to time. We face challenges brought by these new laws, regulations and regulatory requirements, as well as significant uncertainties in the interpretation and application thereof. Moreover, there exist uncertainties as to how the regulatory environment might change. Any violation of the relevant laws, rules and regulations may result in penalties and, under certain circumstances, criminal liabilities. Major internet companies or traditional online healthcare service providers in China may start to offer or strengthen their offerings of competing products and services in the healthcare industry, utilizing their large user base and cross-selling advantages. As a result, our business and growth potential could be materially and adversely affected.
Our limited operating history and evolving business model make it difficult to evaluate our business and future prospects and the risks and challenges we may encounter.
We commenced our operation in 2016. Our evaluations of the business and prediction about our future performance may not be as accurate as they would be if we had a longer operating history. In the event that actual results differ from our expectation or we adjust our estimates in future periods, the investors’ perceptions of our business and future prospects could change materially, which may adversely affect our ADS price.
We have been actively exploring boundaries and synergy values of our business and expanding our services. We started with the mutual aid plan services in May 2016, under which we generated management fee income as an operator of the mutual aid plans, and then launched Waterdrop Medical Crowdfunding in July 2016. We began to distribute insurance products underwritten by insurance carriers in our Waterdrop Insurance Marketplace in May 2017, through which we earn brokerage income. As trial operation, we started to charge service fees for medical crowdfunding services in early 2022. There is no assurance that we could bring in new patients to our Waterdrop Medical Crowdfunding platform at the scale as before if patients alternatively initiate crowdfunding campaigns on other platforms providing free crowdfunding services. See “—If we fail to bring in new patients to our Waterdrop Medical Crowdfunding platform, our business and results of operations could be adversely affected.” In addition, we may also encounter reputational risks, negative feedback from patients and donors, and regulatory uncertainties as we start charging service fees for medical crowdfunding services. Further, we may also enter into other healthcare related industries under our mission to bring insurance and healthcare service to billions through technology. If our healthcare related products and services do not maintain and drive customers’ engagement or if we fail to provide superior customer experience, we may fail to attract new customers or retain sufficient customers for our healthcare related business. Our healthcare business may become increasingly complex in terms of both business model and scale. Moreover, if we are unable to boost the growth of our healthcare related business and operations, or implement our business strategies successfully, we may discontinue or adjust the relevant business model. Our constantly evolving business model makes it difficult to evaluate the risks and challenges we may encounter.

We face intense competition and could lose market share, which could adversely affect our results of operations.
The third-party insurance brokerage and agency industry in China is intensely competitive. Our current or potential competitors include (i) online third-party brokers and agents such as Ant Group and WeSure; and (ii) offline third-party brokers and agents such as Fanhua, Everpro and Datong. New competitors may emerge at any time. We also face competition from traditional insurance intermediaries such as bancassurance, tied agency channel of insurance carriers and direct sales channel of insurance carriers.
Additional players may also enter into the rapidly evolving medical crowdfunding space from time to time. We also face intensive competition as more companies tap into the global clinical research and development third-party service market where many market players exist.
Existing or potential competitors may have substantially greater brand recognition and possess more financial, marketing and research resources than we do. Our competitors may introduce platforms with more attractive products, content and features, or services or solutions with competitive pricing or enhanced performance that we cannot match. Some of our competitors may have more resources to develop or acquire new technologies and react quicker to changing requirements of consumers.
In addition, for the online insurance marketplace industry we operate in, our target insurance policy purchasers, PRC residents with potential insurance needs, may seek insurance products and services in well-equipped and developed neighboring insurance markets. We may fail to compete effectively with our competitors and industry participants in neighboring insurance markets.
We have a history of net losses and negative cash flows from operating activities, which may continue in the future.
We have incurred net losses and negative cash flows from operating activities each year since our inception and we may not be able to achieve or maintain profitability or positive cash flow in the future. We incurred net losses of RMB321.5 million, RMB663.9 million and RMB1,574.1 million (US$247.0 million) in 2019, 2020 and 2021, respectively. Net cash used in our operating activities was RMB532.9 million, RMB777.1 million and RMB1,096.7 million (US$172.1 million) in 2019, 2020 and 2021, respectively.
Our operating costs and expenses may increase in the foreseeable future as we continue to grow our business, acquire new users, invest and innovate in our technology infrastructure and further develop our product and service offering and increase brand recognition. Any of these efforts may incur significant capital investment and recurring costs, have different revenue and cost structures, and take time to achieve profitability. If we continue to have net loss and negative cash flows from operating activities, we may have to finance ourselves with equity or debt financing, which may not be available at price term favorable to us or at all.
We face uncertainties relating to the change of regulatory regime.
We operate in a highly regulated industry in China, and the regulatory regime continues to evolve. The China Banking and Insurance Regulatory Commission, or the CBIRC, has extensive authority to supervise and regulate the insurance industry in China. Since the online insurance industry in China is evolving rapidly, the CBIRC has been enhancing its supervision over this industry in recent years, and new laws, regulations and regulatory requirements have been promulgated and implemented from time to time. We face challenges brought by these new laws, regulations and regulatory requirements, as well as significant uncertainties in the interpretation and application thereof. Moreover, there exist uncertainties as to how the regulatory environment might change.

On December 7, 2020, the CBIRC published the Regulatory Measures for Online Insurance Business, or the Regulatory Measures, which became effective on February 1, 2021. Shuidi Insurance Brokerage (as defined below) conducts online insurance brokerage business in the PRC and is subject to the Regulatory Measures. The Regulatory Measures significantly changes regulatory regime for online insurance business in various aspects. For example, the Regulatory Measures requires insurance institutions (including insurance carriers and insurance intermediary service providers, such as insurance brokerage companies and insurance agency companies) to (i) establish internal policies with regard to personnel management, customer information protection and internal control, (ii) enhance compliance management of promotional materials and marketing activities, (iii) meet certain detailed requirements for sales activities, and (iv) protect the information right of consumers by making appropriate disclosure. In particular, the Regulatory Measures requires online insurance transactions being conducted through online interfaces operated by insurance institutions only, and prohibits insurance institutions to set default option for customer and impose any restriction on the cancellation of automatic payment to affect customer’s choice during the sales process of insurance products. The Regulatory Measures does not explicitly allow the entities which are not insurance institutions to conduct marketing activities for online insurance products. The Regulatory Measures prohibits entities which are not insurance institutions from conducting insurance businesses, such as consultation of insurance products, comparison of insurance products, trial calculation of insurance premiums, quotation and comparison of quotations, drafting insurance plans for policyholders, processing insurance application formalities and premium collection.
We currently engage third party user acquisition channels to attract consumers for the insurance products offered on our platform. If our cooperation with such user acquisition channels is deemed to be in violation of the Regulatory Measures, we may be required to modify our business practice, which may result in reduction in our attraction to consumers. In addition, the Regulatory Measures sets a higher standard for insurance institutions and online industry participants to improve IT infrastructure and cybersecurity protection. For example, insurance institutions engaged in online insurance products sales business shall have IT systems that are certified as Safety Level III Computer Information Systems or above level. It might be costly for us to stay in compliance with the heightened requirements and standards in the Regulatory Measures. According to Regulatory Measures, we had certain insufficiencies in term of compliance, e.g., deficiency in registration, disclosure, operation and marketing management. The Regulatory Measures sets out a ramp-up
process allowing market participants to achieve full compliance in phases until February 1, 2022. As of the date of this annual report, we have taken measures to comply with the requirements in the Regulatory Measures. We, however, cannot assure you that our current business operations will remain fully compliant with the Regulatory Measures at all times, or we will be able to rectify the non-compliance
incidents in a timely manner. For details of the Regulatory Measures, see “Item 4.B. Information on the Company—Business Overview—Regulations—Regulations on Internet Insurance Business.”
The regulatory framework in China’s insurance industry is evolving and undergoing significant changes. Further development of regulations applicable to us may result in additional restrictions on our business operations. We may have to adjust our business practice and operations to comply with the continuously changing regulatory requirements. On October 12, 2021, the CBIRC published the Circular on Further Regulating Certain Issues on Internet Life Insurance Business, or the CBIRC Circular 108. The CBIRC Circular 108 requires that each installment of premium of certain insurance products less than one year term, such as accident insurance and health insurance, shall be equal. We used to provide our consumers the option of monthly payments and the first month payment of premium of certain insurance products is typically lower than subsequent installments. We were subject to administrative penalties imposed by the CBIRC in connection with such past non-compliance
incident in November 2021. As of the date of this annual report, we have adjusted the payment regime and are in compliance with the CBIRC Circular 108. The adjustment of such payment regime may result in reduction in our attraction to potential consumers. The CBIRC Circular 108 also provides the upper limit for the predetermined fee rate and average supplemental fee rate for certain insurance products, which may affect the amount of insurance brokerage commission we charge on the relevant insurance products and adversely affect our financial condition. In addition, pursuant to the CBIRC Circular 108, insurance intermediary institutions that conduct the sales of ordinary life insurance products (excluding fixed term life insurance) and annuity and pension insurance products longer than ten-year
term shall meet certain conditions, including, among others, having not received any material administrative penalty or regulatory actions imposed or taken by any governmental authorities over the last twelve months. We have been, and may from time to time in the future be, subject to administrative penalties imposed by the relevant authorities under PRC laws. For example, Shuidi Insurance Brokerage was subject to administrative penalties imposed by the local counterpart of the CBIRC in July 2020, June 2021 and November 2021 due to certain non-compliance
incidents identified in its past business operations, including failure to provide legally required disclosure on our platform to our consumers, and inaccurate or incomplete information of insurance products on our platform in our past practice, responding to customers’ inquiries on insurance products without prior customer consent, conducting insurance brokerage business in areas where it did not have branches, and not completing practice registration for some insurance brokerage personnel. Although these administrative penalties do not constitute material administrative penalties as defined in the CBIRC Circular 108, we would be restricted from selling such insurance products under the CBIRC Circular 108 if we are imposed with material administrative penalty imposed by PRC governmental authorities. As the CBIRC Circular 108 is newly issued, it remains uncertain as to how the circular will be implemented and whether the circular will have a material impact on our business, financial conditions, result of operations and prospects. The attention of our management team could be diverted to these efforts to cope with an evolving regulatory or competitive environment. Meanwhile, staying compliant with the restriction may result in limitation to our business scope, limitation to our product and service offerings, and reduction in our attraction to consumers. As a result, our business and results of operations might be materially and adversely affected.

Furthermore, our medical crowdfunding business currently has no specific governing laws and regulations as such industries are relatively nascent and are at their early stages of development, and we expect to experience strengthened regulatory environment along with rapid industry evolution. Regulatory or administrative authorities may impose new requirements relating to, among other things, new and additional licenses, permits and approvals or governance or ownership structures on us for operating medical crowdfunding business in the future. For example, if the competent PRC authorities promulgate new laws or regulations in future which require approvals, licenses or permits to operate our medical crowdfunding business, we may not be able to obtain the required approvals, licenses or permits in a timely manner, or at all. In addition, for the funds contributed by donors in our medical crowdfunding platform, we have entered into agreements with a commercial bank, under which the bank provides fund custodian services. If regulatory authorities in China promulgate new laws or regulations regulating online crowdfunding business, including but not limited to the custodian mechanism, in the future, we may need to amend the relevant agreements or modify our current business practices to comply with new regulatory requirements, the process of which could be costly and uncertain, or even discontinue the relevant business. If any of the foregoing or other changes of the applicable PRC laws and regulations that have any adverse impact on our businesses was to occur, our business and financial condition might be materially and adversely affected.
The administration, interpretation and enforcement of the regulations applicable to us are evolving and involve uncertainties. We may not be able to stay in constant compliance with the rapidly evolving regulations.
Our business is subject to governmental supervision and regulation by various PRC governmental authorities, and regulatory bodies may view matters or interpret laws and regulations differently than they have in the past or in a manner adverse to our business. The CBIRC and its local counterparts have wide discretion in administration, interpretation and enforcement of these laws, regulations and regulatory requirements, as well as the authority to impose regulatory sanctions on industry participants. In certain circumstances it may be difficult to determine which actions or omissions may be deemed to be in violation of applicable laws, regulations or regulatory requirements. For example, historically, we have offered certain insurance consumers free insurance coverage upgrades as part of our sales and marketing activities and the outreaching and conversation by our customer service personnel with such users were considered as conducting telesales of insurance products business by the local regulatory authorities. Pursuant to the relevant PRC laws, insurance companies can operate telesales of insurance products business through establishing call centers or collaborating with insurance agencies. We have implemented various measures in response to the alleged non-compliance.
As of the date of this annual report, we have cooperated with insurance companies to conduct telesales of insurance products business through Tairui Insurance Agency Co., Ltd., a wholly-owned subsidiary of Zongqing Xiangqian. In particular, we also examined our practice and set up strict internal control policies to deter our customer service personnel misconduct, including among others, prohibiting our customer service personnel from active calling out without the prior consent of users. However, we cannot assure you that our customer service personnel will not engage in any misconduct, and we are uncertain as to whether our rectification measures will be sufficient to ensure full compliance with the regulatory requirements due to the lack of detailed interpretation and implementation of these requirements. Furthermore, due to the lack of further interpretations, the exact definition and scope of “conducting telesales of insurance products business” under the current regulatory regime is unclear. It is uncertain whether we would be deemed to operate telesales of insurance products business because of the conversation by our customer service personnel. In addition, the current PRC laws and regulations remain unclear as to whether our customer service personnel are required to complete the qualification registration as insurance brokerage practitioners in accordance with the relevant PRC laws and regulations. Given the evolving regulatory environment of the insurance industry, we cannot assure you that we will not be required in the future by the relevant governmental authorities to obtain approval or license to continue our customer services or complete qualification registration for our customer service personnel in a timely manner. If we fail to comply with these laws and regulations, we could be subject to penalties and operational disruption and our financial condition and results of operations could be adversely affected.

Moreover, we have from time to time been subject, and are likely again in the future to be subject to PRC regulatory inquiries, inspections and investigations. If any non-compliance
incidents in our business operation are identified, we may be required to take certain rectification measures in accordance with applicable laws and regulations, or we may be subject to other regulatory actions such as administrative penalties. For example, we were identified non-compliance
incidents with respect to conducting insurance business in areas where we do not have branches. We are in the process of rectifying relevant non-compliance
incidents that we are aware of under the changing regulatory environment. Recently, the local counterpart of the CBIRC conducted inspections on us and identified certain non-compliance
incidents in our business operation and internal control, including failure to disclose information of our insurance brokerage personnel when conducting internet insurance marketing activities in accordance with applicable laws and failure to take effective measures to protect rights of consumers required by relevant laws. As of the date of this annual report, we are in the process of rectifying such non-compliance
incidents identified in the inspections. However, we cannot assure you that we will be able to fully rectify all non-compliance
incidents in a timely manner or fully satisfy the regulatory requirements, or we will not be subject to any future regulatory reviews and inspections where other non-compliance
incidents might be identified, which might materially and adversely affect our business, financial condition, results of operations and prospects.
In addition, we have been expanding our businesses and may enter into new business areas as we see fit. Due to the complexities and uncertainties of PRC laws and regulations governing the new industries we are going to operate our business in, we cannot assure you that all our new business operations in the future will be in compliance with the relevant laws and regulations applicable to the new industries.
Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business and results of operations.
Our business is subject to regulation, and we are required to obtain applicable licenses, permits and approvals from different PRC regulatory authorities in order to conduct or expand our business, including, but not limited to, licenses to conduct insurance brokerage and insurance agency businesses, license for provision of internet information services, or ICP License and Internet Pharmaceutical Information Service Qualification Certificate. We have obtained and maintained all licenses and permits material to our business as described above as required by the PRC regulatory authorities. We cannot assure you that we will be able to maintain existing licenses and permits or renew any of them when their current term expires. If we are unable to maintain one or more of the current licenses and permits, or obtain such renewals, the operations and prospects of our business could be materially disrupted. Furthermore, if the relevant governmental authorities consider that we were operating without the proper approvals, licenses or permits, or the relevant governmental authorities promulgate new laws and regulations that require additional approvals or licenses or impose additional restrictions on the operation of any part of our business and we are not able to obtain such approvals, licenses or permits or adjust our business model in a timely manner, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business. Any of these actions by the relevant governmental authorities may have a material adverse effect on our business and results of operations.
We have been or may be subject to penalties for failure to manage our personnel engaging in insurance brokerage activities.
The practice of insurance intermediary personnel is strictly regulated under the PRC laws and regulations. Personnel who engage in insurance brokerage activities are required to be registered with the insurance intermediary regulatory information system of the CBIRC. Insurance brokerage companies that engage in unregistered personnel may be subject to warnings, fines and other penalties by regulatory authorities. On March 12, 2019, the CBIRC issued the Notice for Professional Insurance Intermediaries to Conduct the Verification of Insurance Practitioners’ Practice Registration, requiring that all insurance intermediary institutions to complete the registration for their personnel with the local branches where such personnel are practicing and to complete self-check and verification of the registration of all of the registered personnel by July 31, 2019. Some of our insurance brokerage personnel were found being registered with Shuidi Insurance Brokerage rather than its branches where such personnel were practicing. We have been subject to administrative penalties for failure to complete practice registration for our insurance brokerage personnel. As of the date of this annual report, we are in the process of rectification of non-compliance
matter related to registration for some of our insurance brokerage personnel, while it takes time to complete the registration procedures for newly joined personnel. We cannot assure you that we will be able to complete the registration for all of our insurance brokerage personnel in a timely manner due to the increasing number of our insurance brokerage personnel, or that the relevant regulatory authorities would not retrospectively find deficiency in the registration of these personnel and subject us to penalties. Furthermore, the personnel can only practice within the scope specified by the insurance brokerage company that he/she is registered with. We have implemented policies to ensure our insurance brokerage personnel to practice in compliance with the relevant PRC regulations. Nevertheless, there can be no assurance that all of such personnel will not practice outside the scope specified by us, or that such personnel will strictly abide by these policies or take their responsibilities under the applicable laws and regulations in connection with insurance brokerage services, which may subject to fines and other administrative proceedings.

We face reputational, monetary, and legal risks in relation to our discontinuation of the Waterdrop Mutual Aid business.
In March 2021, we ceased the operation of our Waterdrop Mutual Aid platform in order to focus on our core businesses and offer enhanced protection to our users. We have offered to migrate all mutual aid participants as insurance policyholders of our Waterdrop Insurance Marketplace service. In connection with this change, we will voluntarily cover mutual aid participants’ medical expenses arising from medical conditions diagnosed by March 31, 2021 that would have been covered by the ceased mutual aid plan, subject to certain procedural requirements and eligibility criteria, and in addition offered a one-year
complementary health insurance policy to each participant with a similar coverage as the participant’s original mutual aid plan. Despite our good intention, our mutual aid participants or general public may view our action as adversely affecting the actual or expected interests of mutual aid participants, which may in turn harm our reputation. In the worst scenario, participants may choose to bring complaints and lawsuits against us. Although we were contractually permitted to terminate the mutual aid plans any time in our discretion, lawsuits may nevertheless be time consuming and costly, and distract our management’s attention.
Our historical growth rate may not be indicative of our future performance and if we fail to effectively manage our growth, our business, financial condition and results of operations could be adversely affected.
We have experienced rapid growth since our inception, particularly in terms of the number of insurance consumers, the FYP generated through us, and cumulative fund we help patients raise. However, there is no assurance that we will be able to maintain our historical growth rates in future periods. If our growth rates slow or decline, investors’ perceptions of our business and prospects may be adversely affected and the market price of our ADSs could decline.
We cannot assure you that we will be able to effectively manage the future growth of our rapidly evolving business. We started with the mutual aid plan services in May 2016, under which we generate management fee income as an operator of the mutual aid plans, and then launched Waterdrop Medical Crowdfunding in July 2016. We began to distribute insurance products underwritten by insurance carriers in our Waterdrop Insurance Marketplace in May 2017, through which we earn brokerage income, and we had experienced significant business growth in the past. However, due to the uncertainty of the macroeconomy, industry and regulatory conditions, we expect our FYP and revenue from the insurance business may decline in the foreseeable future. We have also proactively adjusted our customer acquisition strategy to reduce reliance on third-party user acquisition channels, which leads to the decrease in the number of new users on our Waterdrop Insurance Marketplace and in turn negatively affects the amount of our FYP and revenue as well. While we plan to further expand user coverage and engagement to improve mindshare, penetrate further into the insurance value chain with strategic partners, invest in data analysis and technology infrastructure and deepen partnership with medical institutions to build up health ecosystem, we cannot assure you that our growth initiatives will succeed.
Any harm to our brand or reputation may materially and adversely affect our business.
The brand recognition and reputation of our ‘Waterdrop” brand and the successful maintenance and enhancement of our brand and reputation have contributed and will continue to contribute significantly to our success and growth.

Any negative perception and publicity, whether or not justified, such as complaints and accidents in relation to user experience or quality of services, including inappropriate behavior of the crowdfunding consultants and sales personnel, could tarnish our reputation and reduce the value of our brand. Further, our competitors may fabricate complaints or negative publicity about us for the purpose of vicious competition. With the increased use of social network, adverse publicity can be disseminated quickly and broadly, making it increasingly difficult for us to respond and mitigate effectively.
We are also subject to negative publicity regarding our platform participants, whose activities are out of our control. Negative public perception on the insurance products by insurance carriers on our platform or that insurance carriers on our platform do not provide satisfactory customer services, even if factually incorrect or based on isolated incidents, could undermine the trust and credibility we have established and have a negative impact on our ability to attract new users or retain our current users.
Our Waterdrop Insurance Marketplace business may be negatively affected if the insurance carriers on our platform do not continue their relationship with us or if their operations fail.
Our relationship with insurance carriers is crucial to our success. We generate a substantial portion of our revenues from commission fees paid by insurance carriers. Certain insurance carriers have accounted for a significant portion of our revenues in the past. Anxin Insurance accounted for 44.2%, 19.9% and 7.5% of our total operating revenue in 2019, 2020 and 2021, respectively. China Taiping Insurance accounted for 21.9%, 24.9% and 14.3% of our total operating revenue in 2019, 2020 and 2021, respectively. Hongkang Life Insurance accounted for 11.1% and 11.5% of our total operating revenue in 2020 and 2021, respectively. If one or more of them fail to make payments to us, the settlement of our accounts receivable and financial position would be materially and adversely affected. While we continually seek to diversify insurance carriers on our platform, there can be no assurance that the concentration will decrease.
Our arrangements with insurance carriers are typically not exclusive, and they may have similar arrangements with our competitors. If insurance carriers are dissatisfied with our services and solutions or find us ineffective in enhancing their profitability, they may terminate their relationships with us. Moreover, insurance carriers we work with may develop their own technology capabilities to serve policy holders online.
Furthermore, if insurance carriers or the reinsurance companies they partner with fail to properly fulfill their obligations as insurers under the insurance policies sold on our platform, our users may lose faith in our platform.
A significant portion of the FYP generated through us is contributed by a limited number of insurance products. If we cannot continue to offer these insurance products on our platform for any reason or the popularity of these products declines, our brokerage income may decrease.
A significant portion of the FYP generated through us is from a limited number of popular insurance products, primarily our health and life insurance products. We believe the concentration was partially due to the comprehensive protection coverage with reasonable policy terms which makes these insurance products more attractive than others. Although we plan to continue diversifying our product offerings, launch more tailor-made insurance products, expand our user base and generate brokerage income from a wider variety of insurance products, we cannot guarantee you that we will be able to succeed, and that such concentration will decrease. If we cannot continue to offer these popular insurance products for any reason or the popularity of these products decline, our brokerage income may decrease.
Our revenue and profitability might be adversely impacted if the commission level of our insurance brokerage service declines.
We are engaged in the insurance brokerage business and derive revenues primarily from commission fees paid by the insurance carriers whose insurance policies our consumers purchase. The commission fee rates are negotiated between insurance carriers and us, and are based on the premiums that the insurance products charge. Commission fee rates and premiums can change based on the prevailing economic, regulatory, taxation and competitive factors that affect insurance carriers. These factors, which are beyond our control, include the capacity of insurance carriers to place new business, profits of insurance carriers, consumer demand for insurance products, the availability of comparable products from other insurance carriers at lower costs, and the availability of alternative insurance products, such as government benefits and self-insurance plans, to consumers. In addition, premium rates for certain insurance products are tightly regulated by the CBIRC. Because we do not determine, and cannot predict, the timing or extent of premium or commission fee rate changes, we cannot predict the effect any of these changes may have on our operations. Any decrease in premiums or commission fee rates may significantly affect our profitability.

We may not be successful in increasing the sales of long-term health and life insurance products.
As the consumers’ awareness for health protection and insurance products in China were still substantially lower than in developed countries, many insurance consumers on our platform start with purchases of short-term protection products. We began to offer long-term health and life insurance products in the end of 2018, and we have been endeavoring to raise consumer awareness, and demonstrate the value and importance of long-term health and life insurance, through our interactions with them. The FYP of long-term health and life insurance products generated through us increased from RMB550.0 million in 2019 to RMB2,646 million in 2021. The increasing sales of long-term health and life insurance products is beneficial to our business as it brings us a steady cash flow during the whole insurance period. If we fail to migrate our insurance consumers to long-term health and life insurance products, our results of operation may be adversely affected.
If we fail to bring in new patients to our Waterdrop Medical Crowdfunding platform, our business and results of operations could be adversely affected.
We mainly rely on our offline crowdfunding consultants to bring in new patients and rely on social network link sharing practice to reach potential donors. The success of our Waterdrop Medical Crowdfunding platform largely depends on our ability to bring in new patients to our platforms. We must continue to help patients efficiently launch crowdfunding campaigns and withdraw the funds raised for medical treatments. The number of donors and amount of fund raised largely depend on the wide dissemination starting from the patients’ relatives, friends and acquaintances, and expansion of outreach through the social network, which may be beyond our control. If we fail to bring in new patients to our Waterdrop Medical Crowdfunding platform, our business, financial condition and results of operations will be adversely affected.
Our offline crowdfunding consultancy at hospitals by crowdfunding consultants may be restricted or banned.
The operation of our Waterdrop Medical Crowdfunding platform largely relies on offline crowdfunding consultancy at hospitals by crowdfunding consultants. Our crowdfunding consultants play an important role in discovering the patients in need of medical funds, helping patients fill in personal information and upload medical documentation and verification of the patients’ medical records and financial status. If our relationship with hospitals worsens, the crowdfunding consultants may be banned from entering the hospitals or patients’ wards, which may materially affect our offline crowdfunding consultancy of our crowdfunding business.
If we fail to bring in and retain new consumers and increase engagement of existing users on our Waterdrop Insurance Marketplace platform, our business and results of operations could be adversely affected.
Our future growth depends on our ability to continue to bring in and retain consumers and increase engagement of existing consumers on our Waterdrop Insurance Marketplace platform. We may not able to locate or have access to sufficient number of new consumers. In addition, we must stay abreast of emerging user preferences and product trends that will appeal to existing and potential participants and consumers. Our platforms make personalized recommendations of and insurance products to users based on their needs, and offer a comprehensive suite of services to ensure a smooth and efficient experience. For users on our insurance marketplace, we also develop insurance products in cooperation with insurance carriers to meet their evolving needs. Our ability to provide these products and services is dependent on our expertise and our data analytical capabilities. However, there is no assurance that the products and services that we offer will cater to the needs of potential or existing users, sustain for a period of time that we expect them to, or be welcomed or accepted by the market at all. If we cannot acquire new users or if users cannot find their desired insurance products on our platform at attractive prices and terms, or if they find their experience with us dissatisfactory, they may have limited access to our products and services, lose trust in us, terminate their memberships, surrender their existing policies and turn to other platforms, which in turn may materially and adversely affect our business, financial condition and results of operations.

Failure to deal effectively with any fraud perpetrated on our platforms could harm our business and reputation.
We face risks with respect to fraudulent activities on our platforms. We cannot fully eliminate insurance fraud and adverse selection insurance behaviors. Some patients on Waterdrop Medical Crowdfunding platform have been reportedly falsifying medical or financial records to raise funds. Some participants of Waterdrop Mutual Aid platform may make false medical payout applications.
Although we have implemented various measures to detect and reduce the occurrence of fraudulent activities on our platform, there can be no assurance that these measures will be effective in combating fraudulent transactions. In addition, illegal, fraudulent or collusive activities by our employees, crowdfunding consultants or third party agents could also subject us to liability and negative publicity. Any illegal, fraudulent or collusive activity could severely damage our brand and reputation as an operator of a trusted online platform, which could adversely affect our business.
Regulatory actions, legal proceedings and customer complaints against us could harm our reputation and have a material adverse effect on our business, results of operations, financial condition and prospects.
We were involved in litigations and other disputes in the ordinary course of our business, which include lawsuits, arbitration, regulatory proceedings and other disputes relating to our business. Along with growth and expansion of our business, we may be involved in litigations, regulatory proceedings and other disputes arising outside the ordinary course of our business. Such litigations and disputes may result in claims for actual damages, freezing of our assets, diversion of our management’s attention and reputational damage in to us and our management, as well as legal proceedings against our directors, officers or employees, and the probability and amount of liability, if any, may remain unknown for long periods of time. Given the uncertainty, complexity and scope of many of these litigation matters, their outcome generally cannot be predicted with any reasonable degree of certainty. Therefore, our reserves for such matters may be inadequate. Moreover, even if we eventually prevail in these matters, we could incur significant legal fees or suffer significant reputational harm, or we may be unable to enforce the prevailing judgement.
We have been named as a defendant in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.
We are defending against the putative shareholder class action lawsuit described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings,” including any appeals of such lawsuit, should our initial defense be successful. We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of this lawsuit. In the event that our initial defense of this lawsuit is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome of this case, including any plaintiff’s appeal, could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We are also subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.
Our current risk management system may not be able to exhaustively identify or mitigate all risks to which we are exposed.
We have established risk management, quality control and internal control systems, consisting of policies and procedures that we believe are appropriate for our business. However, the implementation of such policies and procedures may involve human error and mistakes. Moreover, we may be exposed to fraud or other misconduct committed by our employees, crowdfunding consultants, customer service personnel or other third parties, including but not limited to our users and business partners, or other events that are out of our control.

We may fail to accurately and timely process payout applications under mutual aid plans.
We must accurately and timely evaluate and process payout applications that are made under mutual aid plans that existed prior to our discontinuation of the mutual aid business in March 2021. Many factors affect our ability to process payout applications accurately and timely, including the efficacy of our artificial intelligence payout applications processing, the training and experience of our payout application reviewers and independent third-party application investigators, and our ability to develop or select and implement appropriate procedures and systems to support our payouts functions.
We may also encounter errors in any of the large number of payouts applications we process through our complex administrative systems. Any mistakes during the payout process may harm our business, reputation, results of operations, or financial condition. In addition, if we are unable to obtain necessary and accurate information from participants, we may be unable to process payout applications, which may harm our business, reputation, results of operations, or financial condition. Furthermore, any failure to payout accurately or timely could also lead to material litigation, or result in damage to our reputation, any one of which could materially and adversely affect our business, financial condition and results of operations.
We may not be able to ensure the accurate and complete disclosure of insurance product information.
Our users rely on the insurance product information we provide on our platform. We had in the past failed to provide legally required disclosure on our platform to the attention of our users, including failure to indicate name of certain insurance products for filing on visible place of our platform and failure to indicate payment methods for insurance premiums, issuance and delivery methods for insurance documentation, the procedure for policy cancellation and payment method for refund of cancelled policies and had been subject to fines. We had rectified the abovementioned failure in disclosure. If we provide any inaccurate or incomplete information on our platform due to either our own fault or that of insurance carriers, our consumers making the insurance purchase relying on the information may fail to receive the protection they expect and we may be warned or penalized by regulatory authorities, and our reputation could be harmed and we could experience reduced user traffic to our platform.
We may not be able to recommend the insurance products most suitable to our users.
Our search and recommendation engine may fail to function properly. The data provided to us by our users, insurance carriers and user acquisition channels may not be accurate or up to date. Our insurance agents and consultants may not fully understand users’ insurance needs and recommend suitable products to them. If our users are recommended insurance products that do not suit their protection needs, they may lose trust in our platform. Meanwhile, insurance carriers may find our recommendation ineffective. Our users and insurance carriers may consequently be reluctant to continue to use our platform.
Some of our shareholders offer similar products or services competing with ours.
Some of our shareholders also offer products and services competing with ours. For example, WeSure, Tencent’s online insurance brokerage platform offers online insurance distribution services as we do. As of March 31, 2022, Tencent beneficially owns 21.1% of our ordinary shares. Internet conglomerates in China, such as Tencent and Meituan, have strong technological capabilities, and may independently develop more products and services competing with ours in the future. If competition between us and our shareholders becomes more intense in the future or they cease to cooperate with or provide support to us, our business and results of operations may be materially and adversely affected.
We face risks in properly managing the large amount of cash contributed by donors in our crowdfunding platform and participants of mutual aid plans.
The funds contributed by donors in our crowdfunding platform and participants of mutual aid plans are deposited in segregated bank accounts. We have entered into agreements with a commercial bank to act as a custodian bank and manage the different accounts. The bank follows our instruction with regard to withdrawal or transfer of funds. If we send incorrect instructions to the bank, the funds may be mistakenly withdrawn or transferred, which may give rise to disputes and claims against us.

We may face disruption to our technology systems and resulting interruptions in the availability of our services.
The satisfactory performance, reliability and availability of our technology systems are critical to our success. We rely on our scalable technology infrastructure and corresponding mobile apps, Weixin Mini Programs and Official Accounts connecting our network with those of our various platform users. However, our technology systems or infrastructure may not function properly at all times. We may be unable to monitor and ensure high-quality maintenance and upgrade of our technology systems and infrastructure, and users may experience service outages and delays in accessing and using our platforms as we seek to source additional capacity. For instance, our medical crowdfunding needs constant calculation of amounts donated by donors and distributed to patients and our mutual aid businesses need constant calculation about the payouts to and allocated payout amounts from mutual aid participants, which may require additional capacity as our businesses further scale.
Our technology systems may also experience telecommunications failures, computer viruses, failures during the process of upgrading or replacing software, databases or components, power outages, hardware failures, user errors, or other attempts to harm our technology systems, which may result in the unavailability or slowdown of our platform or certain functions, delays or errors in transaction processing, loss of data, inability to accept and fulfill user request, reduced fund raised, FYP or size of mutual plans and the attractiveness of our platform. Further, hackers, acting individually or in coordinated groups, may also launch distributed denial of service attacks or other coordinated attacks that may cause service outages or other interruptions in our business.
Our business is subject to complex and evolving laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our users and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.
Our platform stores and processes certain personal and other sensitive data provided by users on our platforms, and we make certain personal information provided by the user or third party data providers available to banks or insurance carriers with user consent. Personally identifiable and other confidential information is increasingly subject to legislation and regulations in China and numerous foreign jurisdictions. The PRC government authorities have enacted a series of laws and regulations relating to the protection of privacy and personal information, under which internet service providers and other network operators are required to clearly indicate the purposes, methods and scope of any information collection and usage, to obtain appropriate user consent and to establish user information protection systems with appropriate remedial measures. However, this regulatory framework for privacy issues in China and worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. For example, on August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection. Our mobile apps and websites only collect basic user personal information that is necessary to provide the corresponding services. We do not collect any sensitive personal information or other excessive personal information that is not related to the corresponding services. We update our privacy policies from time to time to meet the latest regulatory requirements of the governmental authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law raises the protection requirements for processing personal information, and many specific requirements of the Personal Information Protection Law remain to be clarified by governmental authorities and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations. See “Item 4.B. Information on the Company—Business Overview—Regulations.”
In addition, regulatory requirements on cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations or significant changes. PRC regulators have been increasingly focused on regulation in the areas of cybersecurity and data protection in recent years. For example, on June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect in September 2021. The Data Security Law, among others, provides for a security review procedure for the data activities that may affect national security. On December 28, 2021, the CAC, the National Development and Reform Commission, or the NDRC, the Ministry of Industry and Information Technology, or the MIIT, and several other PRC governmental authorities jointly issued the Cybersecurity Review Measures, which provide that critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulate that network platform operators holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before public offering at a foreign stock exchange. However, given the Cybersecurity Review Measures recently promulgated, there are substantial uncertainties as to the interpretation, application and enforcement of the Cybersecurity Review Measures.

Furthermore, on November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations, and will accept public comments until December 13, 2021. The Draft Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) the listing of data processors in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. However, there have been no clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security.” See “Item 4.B. Information on the Company—Business Overview—Regulations.” As of the date of this annual report, the Draft Regulations were released for public comment only, and its provisions and the anticipated adoption or effective date may be subject to change with substantial uncertainty. The Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States, such as us. We cannot predict the impact of the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the enacted versions of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis. However, if we are not able to comply with the cybersecurity and network data security requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant
operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations. In addition to the cybersecurity review, the Draft Regulations requires that data processors processing “important data” or listed overseas shall conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. If a final version of the Draft Regulations is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing.
The PRC laws and regulations relating to data privacy and cybersecurity, including, among others, PRC Cyber Security Law and the Data Security Law are relatively new and subject to interpretation by the regulators. Although we have taken various measures to comply with all applicable laws and regulations regarding cybersecurity and data privacy in China, we cannot assure you that the measures we have taken or will take are adequate under the relevant laws, and we may be held liable in the event of any breach of the relevant requirements under the relevant laws and regulations. We expect that these areas will receive greater public scrutiny and attention from regulators and more frequent and rigid investigation or review by regulators, which will increase our compliance costs and subject us to heightened risks and challenges. If we are unable to manage these risks, we could become subject to penalties, fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.
In addition to laws, regulations and other applicable rules regarding privacy and privacy advocacy, industry groups or other private parties may propose new and different privacy standards. We cannot assure you that our existing privacy and personal protection system and technical measures will always be considered sufficient under applicable laws, regulations and other privacy standards. We could be adversely affected if legislation or regulations in China are expanded to require changes in business practices or privacy policies, or if the PRC governmental authorities interpret or implement their legislation or regulations in ways that negatively affect our business. We may also be subject to additional regulations, laws and policies adopted by the PRC government to apply more stringent social and ethical standards in data privacy resulting from the increased global focus on this area.

We may not be able to access or accumulate sufficient data for business analysis.
We highly rely on our data in every step of our business, in particular, the entire insurance value chain, including research and co-design
of insurance products, risk management, claim settlement, and policy holder services. We also rely on our data in the development and operation of mutual aid plans and medical crowdfunding business. We currently also use external data sources for our business analysis, which can become unavailable due to regulatory restrictions or other reasons.
Our business may be negatively impacted if the information that we receive from third parties for user verification purpose is inaccurate.
In order to verify the personal and financial information provided by our users, we obtain information from independent third-party data providers. We accordingly establish personal profiles for users and process the users’ crowdfunding campaigns, mutual aid plan enrollment, insurance policy purchase request and claims settlement applications based on such information we collect and the comparison of the information from third parties against those provided by the users themselves. However, as credit reporting systems for individuals in China are in their early stages of development, there are limited public sources available to verify the financial and other information of individual user, and the systems may not be able to reflect the actual profiles of these users constantly and accurately. Although we have developed our risk management and control procedures and policies and have devoted efforts to verifying the information provided by the users before we offer them our products or services, the effectiveness of such risk management is conditioned on the accuracy and completeness of the user information we obtain. We cannot guarantee the completeness or accuracy of any information we obtain with respect to any particular user. If the data and information we rely on are inaccurate or obsolete, we are exposed to higher risks of fraudulent user behavior. As a result, our business and operations could be materially and adversely affected.
We may fail to maintain the capability and accuracy in actuarial analysis.
We operate an intelligent system where we code underwriting criteria set by insurance carriers in our system and the system automatically generates eligibility for purchasing insurance products. Leveraging our deep understanding of consumer needs and actuarial capabilities, we also collaborate with some insurance carriers to co-design
new insurance products. The proper functioning of our actuarial and statistical analysis, products pricing suggestion, risk management, financial control, accounting, user database, user service and other data processing systems is highly critical to our business and our ability to compete effectively. We rely on our dedicated talents with actuarial expertise to conduct actuarial analysis, and we rely on our research and development team to enhance our data capabilities to perform pricing modeling. We cannot guarantee you that we will successfully retain our employees with actuarial expertise or to hire new ones.
We leverage third-party user acquisition channels to bring in some of new users to our platforms and may incur significant costs on paying our user acquisition channels service fees.
In addition to growing our user base organically, we also cooperate with our user acquisition channels to convert their user traffic to user base of our platform. If our user acquisition channels do not renew their agreements with us, choose to work with our competitors, or terminate their cooperation with us, we may lose potential users and our business and results of operations will be negatively affected. In addition, if our user acquisition channels lose influence over their traffic or otherwise fail to effectively convert their users to our users, our business and results of operations may suffer.
Furthermore, we have incurred significant expenses on paying third-party user acquisition channels marketing fees. If certain of existing third-party user acquisition channels require higher rates of marketing fees or we fail to negotiate favorable terms with them or find new third-party user acquisition channels, our cost of user acquisition may increase, and our results of operations may be adversely affected.

If insurance carriers, user acquisition channel partners, other business partners, outsourced customer service personnel or other ecosystem participants engage in any misconduct or cause errors to occur in our operation, our business could be materially and adversely affected.
We are exposed to the risk of misconduct by third-party user acquisition channel partners, outsourced customer service personnel or other ecosystem participant and/or business partners to interact with users and provide various services. Misconduct could include making misrepresentations when marketing insurance products to users, recommending mutual aid plans, hiding or falsifying material information in relation to insurance contracts and mutual aid plans terms, colluding with applicants, insureds, or beneficiaries to obtain insurance or mutual aid benefits, failing to disclose legally required information to users, engaging in false claims or otherwise not complying with laws and regulations or our internal policies or procedures. Any of the aforementioned misconduct by parties we cooperate with may cause potential liabilities of us, and further subject us to regulatory actions and penalties. If any third parties that are important to our operations are sanctioned by regulatory actions, our business operations will be disrupted or otherwise negatively affected.
We are subject to payment processing risk.
We accept a wide variety of payment methods, including bank transfers and online payments through third-party online payment platforms such as Weixin Pay, UnionPay and Alipay, in order to ensure smooth user experience. For certain payment methods, we pay varying transaction fees, which may increase over time and increase our operating costs and lower our profit margins. We may also be subject to fraud, money laundering and other illegal activities in connection with the various payment methods we accept if we cannot implement risk management measures effectively.
We are also subject to various regulations, rules and requirements, regulatory or otherwise, governing online payment processing and fund transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply with. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from users, process electronic fund transfers or facilitate other types of online payments.
Our future growth depends on the further acceptance of the internet as an effective platform for distributing insurance products and content.
The internet, and particularly the mobile internet, has gained increasing popularity in China as a platform for insurance products and content in recent years. However, certain participants in the industry, especially traditional insurance companies, and many insurance clients have limited experience in handling insurance products and content online, and some insurance customers may have reservations about using online platforms. For example, clients may not find online content to be reliable sources of insurance product information. Some insurance companies and reinsurance companies may not believe online platforms are secure for risk assessment and risk management. Others may not find online platforms effective when promoting and providing their products and services, especially to targeted clients in lower-tier cities or rural areas. If we fail to educate the insurance customers about the value of our platform and our products and services, our growth will be limited and our business, financial performance and prospects may be materially and adversely affected. The further acceptance of the internet and particularly the mobile internet as an effective and efficient platform for insurance products and content is also affected by factors beyond our control, including negative publicity and restrictive regulatory measures. If online and mobile networks do not achieve adequate acceptance in the market, our growth prospects, results of operations and financial condition could be harmed.
User growth and activity on mobile devices depend upon effective use of our mobile applications and third-party mobile operating systems that we do not control.
We are dependent on our users’ downloading and effective use of our mobile applications for their particular devices. We are further dependent on the interoperability of our mobile applications with third-party mobile operating systems that we do not control, such as iOS and Android, and any changes in such systems that degrade the functionality of our mobile applications could adversely affect the usage of our applications on mobile devices.

As new mobile devices and operating platforms are released, we may experience delay or difficulties in updating and integrating our mobile applications for these alternative devices and platforms and we may need to devote significant resources to the development, support and maintenance of such applications. Problems may also arise with our relationships with providers of mobile operating systems or mobile application download stores, such as our applications may receive unfavorable treatment compared to competing applications on the download stores. In the event that it becomes difficult for our consumers to access and use our applications on their mobile devices, our consumer growth could be harmed and our business and results of operations may be adversely affected.
We may fail to protect our intellectual properties.
We regard our software registrations, trademarks, patents, domain names, know-how,
proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete
agreements with our employees and others to protect our proprietary rights. See “Item 4. Information On the Company—B. Business Overview—Intellectual Property.” Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages.
It is often difficult to maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently. Confidentiality, invention assignment and non-compete
agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach.
Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. In particular, some of our trademark applications for certain categories have been rejected, and we have applied for administrative reviews on such rejections. However, there can be no assurance that we will obtain such trademarks and any other trademarks that are crucial to our business in the future. Thus, we may be unable to prevent others from using such trademarks or suing us for infringement, or even unable to continue to use such trademarks in our business.
Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can also provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors.
We may be subject to intellectual property infringement claims.
We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how
or other intellectual property rights held by third parties. As of the date of this annual report, we are still in the process of applying for one trademark, which may be considered to resemble the trademarks held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how
or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.
We may fail to make necessary or desirable strategic alliance, acquisition or investment, and we may not be able to achieve the benefits we expect from the alliances, acquisition or investments we make.
We may pursue selected strategic alliances and potential strategic acquisitions that are supplemental to our business and operations, including opportunities that can help us further expand our product and service offerings and improve our technology system. However, strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance
or default by counterparties, and increased expenses in establishing these new alliances, any of which may materially and adversely affect our business. In addition, we may have limited ability to control or monitor the actions of our strategic partners. To the extent a strategic partner suffers any negative publicity as a result of its business operations, our reputation may be negatively affected by virtue of our association with such party.

The costs of identifying and consummating strategic acquisitions may be significant and subsequent integrations of newly acquired companies, businesses, assets and technologies would require significant managerial and financial resources and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our growth and business operations. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities and exposure to potential unknown liabilities of the acquired business. The acquired businesses or assets may not generate the financial results we expect and may incur losses. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. If our portfolios do not perform as we expect, our results of operation and profitability may be adversely affected.
Failure to maintain our cooperation with Tencent could have a material adverse effect on our business and prospects for growth.
Our business has benefited from our collaboration with Tencent, one of our principal shareholders, and we expect to continue to be leverage our collaboration with Tencent in the foreseeable future. As of March 31, 2022, Tencent holds approximately 21.1% equity interests of our company.
The user acquisition of our medical crowdfunding business largely relies on Weixin-based link sharing practice. Once a crowdfunding campaign is launched, a link to the crowdfunding campaign will be created and available for sharing. Starting from sharing by the patients’ relatives, friends and acquaintances, the link will be widely disseminated to a broader social network, which greatly helps the increase of number of donors and amount of fund raised. If the link sharing practice is restricted or becomes otherwise unavailable, the patients may not be able to raise enough funds for medical treatment, which may divert them to other crowdfunding platforms and the user acquisition of our medical crowdfunding business will be materially affected. Our insurance marketplace which partially relies on traffic from our medical crowdfunding business may also suffer.
In addition, we also operate our business through our Weixin Official Accounts and Mini Programs. Users may access our products or services through Weixin Mini Programs, operated by us. Furthermore, there are links embedded in the publications on our Official Accounts or Mini Programs which will direct the users to download or launch our Apps. If our Official Accounts or Mini Programs cannot work due to service shutdown or the links directing to our own Apps are not available, our users may not be able to use or easily access our products or services.
We cannot assure you that we will be able to maintain the current level of cooperation with Tencent in the future. If our collaborative relationship with Tencent, particularly regarding the Weixin-based link sharing practice, is terminated or curtailed, or if any of the commercial terms between us and Tencent are revised or made less favorable to us, or if Tencent does not continue to or adequately promote our products and services, our ability to operate our business may be impaired and we may, in the worst case scenario, completely lose our ability to conduct links sharing practice, operate our Official Accounts and Mini Programs or promote our business on Tencent platforms. In addition, Tencent may invest in our direct or indirect competitors, and may devote resources or attention to the other companies it has an interest in.
Our success depends on the continuing efforts of our senior management and key employees.
Our future success is significantly dependent upon the continued service of our senior management and other key employees. If we lose their service, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new staff, which could severely disrupt our business and growth. Our founder and chief executive officer, Mr. Peng Shen, and other management members are critical to our vision, strategic direction, culture and overall business success. If there is any internal organizational structure change or change in responsibilities for our management or key personnel, or if one or more of our senior management members were unable or unwilling to continue in their present positions, the operation of our business and our business prospects may be adversely affected. Our employees, including members of our management, may choose to pursue other opportunities. If we are unable to motivate or retain key employees, our business may be severely disrupted and our prospects could suffer. In addition, although we have entered into confidentiality and non-competition
agreements with our management, there is no assurance that our management members would not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may not be able to enforce them at all.

If we are unable to recruit, train and retain talents, our business may be materially and adversely affected.
We believe our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for personnel with expertise in insurance, sales and marketing, technology and risk management is extremely intense in China. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment. In addition, we invest significant time and resources in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training new employees, and our ability to serve users and business partners could diminish, resulting in a material adverse effect to our business.
We may not be able to raise additional capital when desired, on favorable terms or at all.
We need to make continued investments in facilities, hardware, software, technological systems and to retain talents to remain competitive. Due to the unpredictable nature of the capital markets and our industry, there can be no assurance that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges on par with or senior to those of existing shareholders.
Our insurance coverage may not be adequate, which could expose us to significant costs and business disruptions.
We maintain certain insurance policies to safeguard us against risks and unexpected events. We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees pursuant to applicable PRC laws. We do not maintain business interruption insurance. We consider our insurance coverage to be sufficient for our business operations in China. However, we cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.
If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.
In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2018, 2019 and 2020, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that has been identified relates to our lack of sufficient skilled staff with appropriate knowledge of U.S. GAAP for the purpose of financial reporting and our lack of formal accounting policies and procedures manual to ensure proper financial reporting to comply with U.S. GAAP and SEC requirements. The material weakness, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future. Following the identification of the material weakness, we have taken measures and plan to remediate these control deficiencies. See “Item 15. Controls and Procedures—Internal Control Over Financial Reporting.” As of December 31, 2021, based on our management’s assessment on the performance of the remediation measures, we determined that the material weakness had been remediated. In the future we may determine that we have additional material weaknesses, or our independent registered public accounting firm may disagree with our management assessment of the effectiveness of our internal controls.
We are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the rules and regulations of the New York Stock Exchange. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. We are required by Section 404 of the Sarbanes-Oxley Act to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form
20-F
beginning with our annual report in our second annual report after becoming a public company. We may experience difficulty in meeting these reporting requirements in a timely manner.
Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.
If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to produce timely and accurate financial statements and may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If that were to happen, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could lead to a decline in the market price of our ADSs and we could be subject to sanctions or investigations by the New York Stock Exchange, SEC or other regulatory authorities. We may also be required to restate our financial statements for prior periods.
We have granted and may continue to grant awards under our share incentive plans.
We adopted our 2018 Share Incentive Plan, as amended and restated, which we refer to as the 2018 Plan, and our 2021 Share Incentive Plan, as amended and restated, which we refer to as the 2021 Plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to secure and retain the services of eligible award recipients and to provide incentives for such persons to exert maximum efforts for our success. We recognize expenses in our consolidated financial statements in accordance with U.S. GAAP. Under the 2018 Plan and the 2021 Plan, we are authorized to grant options, restricted shares, restricted share units and other types of share awards. As of March 31, 2022, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the 2018 Plan is 384,159,746 Class A ordinary shares, and we have outstanding options with respect to 318,707,760 Class A ordinary shares and outstanding restricted share units with respect to 2,902,000 Class A ordinary shares granted to our employees, directors and consultants under the 2018 Plan. As of March 31, 2022, the maximum aggregate number of Class A ordinary shares that may be issued pursuant to all awards under the 2021 Plan is 159,364,533 Class A ordinary shares, and no award has been granted under the 2021 Plan. We expect to incur substantial share-based compensation expenses in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. Further, we may re-evaluate
the vesting schedules,
lock-up
period, exercise price or other key terms applicable to the grants under our equity incentive plan from time to time. If we choose to do so, we may experience substantial change in our share-based compensation charges in the future reporting periods. For further information on our equity incentive plan and information on our recognition of related expenses, please see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Our business has been and may continue to be adversely affected by the outbreak of
COVID-19.
The current
COVID-19
pandemic has already adversely affected our business.
COVID-19
caused temporary closures of our offices and implementation of short-term measures for employees to work remotely from home in our headquarter and other offices, which resulted in decreased productivity of our workforce. As the hospitals were locked down from time to time according to government orders, our crowdfunding consultants could not enter the hospitals or patients’ wards during the lock-down period, which to certain extent adversely impacted the leads-sourcing activities in our crowdfunding business. We, insurance carriers and user acquisition channels and other business partners have been gradually recovering from the general shutdown and delay in commencement of operations in China since the beginning of March 2021. Even though our business is currently operational, our operating efficiency and capacity may still be adversely affected by the
COVID-19
pandemic mainly due to the necessity to comply with disease control protocols in business facilities and hospitals. Recently, there has been an increasing number of
COVID-19
cases, including the
COVID-19
Delta and Omicron variant cases, in multiple cities in China. The Chinese local authorities have reinstated certain measures to keep
COVID-19
in check, including travel restrictions and
stay-at-home
orders, and we may have to adjust various aspects of our operations. In addition, the highly-transmissible Delta and Omicron variants of
COVID-19
have caused authorities in various countries to reimpose restrictions such as mask mandates, curfews and prohibitions on large gatherings. There remain significant uncertainties surrounding
COVID-19,
including the existing and new variants of
COVID-19,
and its further development as a global pandemic, including the effectiveness of vaccine programs against existing and any new variants of
COVID-19.
The global spread of
COVID-19
pandemic in major countries of the world may also result in global economic distress, and the extent to which it may affect our results of operations will depend on future developments of the
COVID-19
pandemic, which are highly uncertain and difficult to predict. There may be potential impacts on our results of operations if the pandemic and the resulting disruption were to extend over a prolonged period.
In addition, if the global spread of
COVID-19
and deterioration cannot be contained, risks set forth in this annual report may be exacerbated or accelerated at a heightened level.
We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.
In addition to the impact of
COVID-19,
our business could be materially and adversely affected by natural disasters, health epidemics or other public safety concerns affecting China. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate our platform and provide services and solutions. In recent years, there have been outbreaks of epidemics in China and globally, such as H1N1 flu, avian flu or another epidemic. Our business operations could be disrupted by any of these epidemics. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general. A prolonged outbreak of any of these illnesses or other adverse public health developments in China or elsewhere in the world could have a material adverse effect on our business operations. Such outbreaks could significantly impact the insurance industry, which could severely disrupt our operations and adversely affect our business, financial condition and results of operations. Our headquarters are located in Beijing, where most of our management and employees currently reside. Most of our system hardware and back-up
systems are hosted in facilities located in Shanghai. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Beijing, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

A severe or prolonged downturn in Chinese or global economy could materially and adversely affect our business and financial condition.
COVID-19
had a severe and negative impact on the Chinese and the global economy in 2021. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of
COVID-19,
the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2021. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.
Healthcare-related businesses, such as clinical trial patient recruitment services, are subject to risks of customer needs, industry trends, trade secrets, data compliance and regulatory changes, which could adversely affect our reputation, business, financial condition, results of operations and prospects.
We are exploring healthcare-related businesses, such as clinical trial patient recruitment services starting from December 2021. The success of such new business depends primarily on the number of pharmaceutical companies and patients engaged. There can be no assurance that these industries will continue to grow at the rates we expect. Any slowdown or reversal of any of these trends could materially and adversely affect demand for our services. Furthermore, if investments in pharmaceutical industries were to decrease, the demand for outsourced biopharmaceutical R&D services may also decrease. The services we provide are complex and often time-sensitive. We cannot assure you that we will always be able to deliver the quality of services that meets our clients’ standards and evolving needs. We may make material mistakes, including in managing and conducting a project, that could negatively impact or obviate the usefulness of results of the project or cause the results of the project to be reported improperly. In such cases, we may incur significant costs from reperforming the project and liability to the clients for any failure to meet contractually agreed standards. We may incur losses if we lose existing clients, or fail to attract new clients. In order to meet the increasing demands arising from our business growth, we may be required to increase the outsourcing of patient recruitment services. There is no assurance that we will always be able to secure subcontractors who provide services at the specification, quantity and quality levels required by us. In addition, any failure of our suppliers or subcontractors to continue to obtain requisite licenses or approvals, or to provide satisfactory products or services, or their misconduct, may result in interruption in their business operations, which may delay or disrupt the progress of our projects. In addition, we may not be able to seek adequate compensation from our suppliers and subcontractors for losses caused by them. During initial stage of business development, we cannot assure you that we will be able to manage growth effectively.
In addition to the protection afforded by our registered intellectual property rights, we rely on unpatented trade secret protection, unpatented know-how
and continuing technological innovation to develop and maintain our competitive position. However, trade secrets and know-how
can be difficult to protect. Healthcare-related businesses are also subject to privacy protection and data compliance risks. Before patients and healthy volunteers enroll in clinical trials, we collect and maintain medical data, treatment records and other personal data. We are subject to relevant privacy laws and regulations. Although we have taken measures to maintain the confidentiality of medical records and personal data of patients and healthy volunteers prior to enrolling in clinical trials so that they cannot be viewed without proper authorization, we cannot assure you that such measures are effective in ensuring our compliance with relevant laws and regulations, or that we are able to prevent the enrolled subjects’ private or medical records being divulged without their consent. For example, our information technology systems may be hacked, and personal data could leak due to theft or misuse of personal information arising from misconduct or negligence, leading to disclosure. In addition, our clinical trials often involve professionals from third-party institutions working on-site
with our staff and enrolled subjects. We cannot ensure that such persons will always comply with our data privacy measures. Furthermore, any changes in relevant laws and regulations may affect our ability to use medical data and subject us to liability for the use of such data for previously permitted purposes. Any failure to protect the confidentiality of the medical records and personal data of patients and healthy volunteers or any restrictions on our use of medical data or any liability arising therefrom could materially and adversely affect our business, financial condition and results of operations. Furthermore, as the hospitals may be locked down from time to time due to COVID-19 epidemic prevention orders in China, our patient recruitment consultants cannot enter the hospitals or patients’ wards during the lock-down period, which to certain extent may adversely impact the leads-sourcing activities in our patient recruitment business. If our relationship with hospitals worsens, the patient recruitment consultants may be banned from entering the hospitals or patients’ wards, which may materially affect our offline patient recruitment consultancy of our business.
Government agencies and industry regulatory bodies impose strict rules, regulations or industry standards on how customers develop, test, research and manufacture drugs, medical devices and biologics, and how third parties perform related services on customers’ behalf. The services we provide to our clients are subject to and must comply with various applicable legal and regulatory requirements. Any adverse findings by such regulatory authorities or other regulatory or legal noncompliance may result in severe penalties against us. In addition, regulatory authorities may change the laws and regulations from time to time. As a result, our existing compliance procedures may not be adequate for new legal and regulatory requirements, and we may need to incur additional compliance costs and become exposed to negative findings from relevant government authorities.

If we are unable to manage the risks presented by our international expansion, our financial results and future prospects will be adversely impacted.
As of the date of this annual report, we have expanded business operations into overseas markets. However, we have limited history and experience operating in jurisdictions outside of China. We have made certain investment, and may further make significant investments to expand our international operations and compete with local competitors. Such investments may not be successful and may negatively affect our operating results. Conducting our business internationally, particularly in countries in which we have limited experience, subjects us to risks that we do not face to the same degree in China. These risks include, among others:

•	operational and compliance challenges caused by distance, language, and cultural differences;

•	the resources required to build a local management team in each new market and to localize our service offerings to appeal to consumers in that market;

•	compliance challenges caused by unfamiliar laws and regulations;

•
competition with businesses that understand local markets better than we do, that have pre-existing relationships with potential consumers in those markets, or that are favored by government or regulatory authorities in those markets;

•	international geopolitical tensions;

•	political, social and economic instability in any jurisdiction where we operate;

•	international export controls and economic and trade sanctions;

•	legal uncertainty including uncertainty resulting from unique local laws or a lack of clear legal precedent;

•	regulatory press and licenses requirements from local authorities in insurance, crowdfunding or other industries;

•	fluctuations in currency exchange rates;

•	managing operations in markets in which offline activities are favored over online platform or service;

•	adverse tax consequences, including the complexities of foreign value added tax systems, and restrictions on the repatriation of earnings;

•	increased financial accounting and reporting burdens, and complexities associated with implementing and maintaining adequate internal controls;

•	difficulties in implementing and maintaining the financial systems and processes needed to enable compliance across multiple offerings and jurisdictions; and

•	reduced or varied protection for intellectual property rights in some markets.
These risks could adversely affect our international operations, which could in turn adversely affect our business, financial condition, and operating results.

Risks Related to Our Corporate Structure
If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.
We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China primarily through (i) our PRC subsidiaries and (ii) the VIEs, with which we have maintained contractual arrangements. Holders of our ADSs thus are not holding equity interest in our operating entities in China but instead are holding equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with the PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIE which contributes to 99.6% of our revenues in 2021. Our holding company in the Cayman Islands, the VIEs and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group.
Foreign investment in the value-added telecommunication services industry and insurance industry in China is extensively regulated and subject to stringent requirements. Specifically, foreign ownership of a value-added telecommunication service provider may not exceed 50% (except for
e-commerce,
domestic multi-party communication, storage and forwarding classes and call centers) under the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition), which is jointly promulgated by the NDRC and the Ministry of Commerce and became effective on January 1, 2022, and the major foreign investor is required to have a record of good performance and operating experience in managing value-added telecommunications business. Accordingly, none of our wholly-owned PRC subsidiaries is eligible to provide value-added telecommunication services, insurance brokerage services or insurance agency services in China under PRC laws. To comply with the applicable PRC laws and regulations, we conduct such business through the VIEs and their subsidiaries, including Zongqing Xiangqian and Shuidi Insurance Brokerage. As of the date of this annual report, three of the VIEs, including Zongqing Xiangqian, and certain subsidiaries of Zongqing Xiangqian and Guangmu Weichen hold the ICP License. Shuidi Insurance Brokerage holds the Insurance Intermediary License issued by the CBIRC, which allows it to conduct insurance brokerage business in China. Shuidi Insurance Brokerage also holds an ICP License. In addition, Tairui Insurance Agency Co., Ltd. holds the Insurance Intermediary License issued by the CBIRC, which allows it to conduct insurance agency business in China.
Our WFOE, Absolute Health, has entered into a series of contractual arrangements with the VIEs and their shareholders, which enable us to:

•	exercise effective control over the VIEs;

•
receive substantially all of the economic benefits and bear the obligation to absorb substantially all of the losses of the VIEs; and have an exclusive option to purchase all or part of the equity interests and assets in the VIEs when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we have control over and are the primary beneficiary of the VIEs and hence consolidate financial results of the VIEs and its subsidiaries into our consolidated financial statements under U.S. GAAP. For a detailed discussion of these contractual arrangements, see “Corporate History and Structure.”
In the opinion of our PRC counsel, Han Kun Law Offices, (i) the ownership structures of our WFOE and the VIEs in China, currently are not in violation of any explicit provisions of PRC laws and regulations currently in effect; and (ii) the agreements under the contractual arrangements between our WFOE, the VIEs and their shareholders governed by PRC law are valid, binding and enforceable against each party thereto in accordance with their terms.
However, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. The PRC regulatory authorities may take a view contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structure will be adopted or if adopted, what they would provide. If the ownership structures, contractual arrangements and business of our company, our PRC subsidiaries, the VIEs or subsidiaries the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals to operate our business, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•	revoking the business licenses and/or operating licenses of such entities;

•	imposing fines on us;

•	confiscating any of our income that they deem to be obtained through illegal operations;

•	discontinuing or placing restrictions or onerous conditions on our operations;

•	placing restrictions on our right to collect revenues;

•	shutting down our servers or blocking our app/websites;

•	requiring us to restructure our ownership structure or operations;

•	restricting or prohibiting our use of the proceeds from our financing activities to finance the business and operations of the VIEs and their subsidiaries; or

•	taking other regulatory or enforcement actions that could be harmful to our business.
Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn have a material adverse effect on our financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of the VIEs and their subsidiaries in China that most significantly impact its economic performance, and/or our failure to receive the economic benefits and residual returns from the VIEs and their subsidiaries, and we are not able to restructure our ownership structure and operations in a satisfactory manner, we may not be able to consolidate the financial results of the VIEs or their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.
The contractual arrangements with the VIEs and their shareholders may not be as effective as direct ownership in providing operational control.
We have to rely on the contractual arrangements with the VIEs and their shareholders to operate our business in China, including provision of certain value-added telecommunication services and insurance brokerage services. These contractual arrangements, however, may not be as effective as direct ownership in providing us with control over the VIEs. For example, the VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of the VIEs in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of the VIEs in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their shareholders of their obligations under the contracts to exercise control over the VIEs. The shareholders of the VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “— Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.”
Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.
If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our business operations in China and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. For example, if the shareholders of the VIEs were to refuse to transfer their equity interests in the VIEs to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if there are any disputes or governmental proceedings involving any interest in such shareholders’ equity interests in the VIEs, our ability to exercise shareholders’ rights or foreclose the share pledges according to the contractual arrangements may be impaired. If these disputes or proceedings were to impair our control over the VIEs, we may not be able to maintain effective control over our business operations in the PRC and thus would not be able to continue to consolidate the VIEs’ financial results, which would in turn result in a material adverse effect on our business, operations and financial condition.
Our Chairman and CEO, Mr. Peng Shen, is subject to a lawsuit, and there is uncertainty as to the outcome of the claim and its impact on us.
In March 2021, a third party individual, or the Claimant, filed a complaint with the local court in Beijing in China against Mr. Peng Shen, our Chairman and CEO. Zongqing Xiangqian was named as a third party in the complaint. The complaint claims that the Claimant is entitled to receive 1.25% of the equity interest in Zongqing Xiangqian which was held by Mr. Peng Shen as the Claimant’s nominee after Zongqing Xiangqian’s series A preferred shares financing, pursuant to an agreement entered into between them in 2017. Our current corporate structure was established in 2018, and Zongqing Xiangqian became our variable interest entity in November 2018 as part of the corporate restructuring then.
Our PRC counsel, Han Kun Law Offices, advises us that based on the evidence presented in the complaint to date there are meritorious defenses to the Claimant’s claims. However, we are not sure there would be no new facts presented in the case and if new facts were to be presented, how such facts could affect the court’s decision. In addition, if the Claimant prevailed in the present proceeding, there is no assurance that he would not file a new complaint seeking additional remedies.
In the event the Claimant were able to prevail in his claim for the alleged equity interest in Zongqing Xiangqian, there could be a number of potential remedies, which include awarding the Claimant an interest, direct or indirect, in Zongqing Xiangqian. If the Claimant were awarded a direct ownership interest through transfer of Mr. Peng Shen’s existing equity interest, such transfer would, according to our PRC counsel, be subject to the right of first refusal by other shareholders of Zongqing Xiangqian under the PRC Company Law. In the event the Claimant obtained a direct ownership interest in Zongqing Xiangqian, we will not be able to receive the corresponding economic benefits from the alleged equity interest in Zongqing Xiangqian under the current contractual arrangements.

Our contractual arrangements are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures, which may not protect you as much as those of other jurisdictions, such as the United States.
All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “— Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business may be negatively affected.
The shareholders of the VIEs may have actual or potential conflicts of interest with us.
The shareholders of the VIEs may have actual or potential conflicts of interest with us. These shareholders may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material and adverse effect on our ability to effectively control the VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.
Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreements with these shareholders to request them to transfer all of their equity interests in the VIEs to a PRC entity or individual designated by us, to the extent permitted by PRC law. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholders of the VIEs have executed powers of attorney to appoint our WFOE or a person designated by our WFOE to vote on their behalf and exercise voting rights as shareholders of the VIEs. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.
The shareholders of the VIEs may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the VIEs and the validity or enforceability of our contractual arrangements with the VIEs and their shareholders. For example, in the event that any of the shareholders of the VIEs divorces his spouse, the spouse may claim that the equity interest of the VIEs held by such shareholder is part of their community property and should be divided between such shareholder and his spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the effective control over the VIEs by us. Similarly, if any of the equity interests of the VIEs is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over the VIEs or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

Although under our current contractual arrangements, (i) each of the spouses of Mr. Peng Shen, Mr. Guang Yang and Mr. Wei Ran has respectively executed a spousal consent letter, under which each spouse agrees that she/he will not raise any claims against the equity interest, and will take every action to ensure the performance of the contractual arrangements, and (ii) the VIEs and their shareholders shall not assign any of their respective rights or obligations to any third party without the prior written consent of our WFOE, we cannot assure you that these undertakings and arrangements will be complied with or effectively enforced. In the case any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract our management’s attention and subject us to substantial uncertainties as to the outcome of any such legal proceedings.
Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.
Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to the VIEs were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of the VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIEs for PRC tax purposes, which could in turn increase their tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIEs’ tax liabilities increase or if they are required to pay late payment fees and other penalties.
We may lose the ability to use and enjoy assets held by the VIEs that are critical to the operation of our business if the VIEs declare bankruptcy or become subject to a dissolution or liquidation proceeding.
The VIEs hold certain assets that may be critical to the operation of our business, including permits, domain names and most of our intellectual property rights. If the shareholders of the VIEs breach the contractual arrangements and voluntarily liquidate the VIEs or their subsidiaries, or if the VIEs or their subsidiaries declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. In addition, if the VIEs or their subsidiaries undergo an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of their assets, thereby hindering our ability to operate our business, which could materially or adversely affect our business, financial condition and results of operations.
Our current corporate structure and business operations may be substantially affected by the newly enacted Foreign Investment Law.
On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which took effect on January 1, 2020. On December 26, 2019, the PRC State Council approved the Implementation Rules of Foreign Investment Law, which came into effect on January 1, 2020. Since the Foreign Investment Law and its implementation rules are relatively new, substantially uncertainties exist in relation to its interpretation and implementation. The Foreign Investment law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all
provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and if yes, how our contractual arrangements should be dealt with.
The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the “negative list”, which is most recently jointly promulgated by the National Development and Reform Commission and the Ministry of Commerce and took effective on January 1, 2022. The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. If our control over the VIEs through contractual arrangements are deemed as foreign investment in the future, and any business of the VIEs is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over the VIEs may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.
If we exercise the option to acquire equity interest of the VIEs, this equity interest transfer may subject us to certain limitations and substantial costs.
Under the current PRC laws, foreign investors are generally not allowed to hold more than 50% of the equity interest of any company providing certain value-added telecommunications services with certain exceptions and any such must have prior experience in operating value-added telecommunications businesses and a proven track record of business operations overseas, or the Qualification Requirements. Currently no applicable PRC laws or regulations provides clear guidance or interpretation on these requirements. We still face the risk of not satisfying the requirement promptly. If PRC laws change to allow foreign investors to invest in value-added telecommunications enterprises in the PRC, we may be unable to unwind our contractual arrangements with the VIE and its shareholders before we are able to comply with the Qualification Requirements and other requirements.
Pursuant to the contractual arrangements, our WFOE has the irrevocable and exclusive right to purchase all or any part of the relevant equity interest in the VIEs from the VIEs’ shareholders at any time and from time to time in their absolute discretion to the extent permitted by PRC laws. The consideration our WFOE pays for such purchases will be a nominal price or the lowest price as permitted under applicable PRC laws or an amount equal to the registered capital contributed by the relevant shareholder. This equity transfer may be subject to approvals from, filings with, or reporting to competent PRC authorities, such as the Ministry of Commerce, the Ministry of Industry and Information Technology, the State Administration of Market Regulation, and/or their local competent branches. In addition, the equity transfer price may be subject to review and tax adjustment by the relevant tax authorities.
Risks Related to Doing Business in China
Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.
Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by economic, political and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of development, growth rate, level of government involvement and control of foreign exchange and allocation of resources. The PRC government exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. In addition, the PRC government continues to play a significant role in regulating industry development by imposing relevant industrial policies.
While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operations. In addition, the increased global focus on social, ethical and environmental issues may lead to China’s adoption of more stringent standards in these areas, which may adversely impact the operations of China-based companies including us.

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.
We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may intervene in or influence our operations as it deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has recently published new regulations and policies that significantly affected certain industries, and we cannot rule out the possibility that the PRC government will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.
Uncertainties with respect to the PRC legal system could adversely affect us.
The PRC legal system is a civil law system based on written statutes, where prior court decisions have limited precedential value. The PRC legal system is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.
From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since the PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.
Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner or at all, but which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.
We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies.
The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies operating in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.
We only have contractual control over the VIEs and their subsidiaries. We do not directly own the VIEs due to the restriction of foreign investment in certain businesses, including internet information provision services. This may subject us to sanctions, or compromise enforceability of related contractual arrangements, which may result in significant disruption to our business.
The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in March 2018, the State Council announced the establishment of a new department, the Office of the Central Cyberspace Affairs Commission (with the involvement of the State Council Information Office, the Ministry of Industry and Information Technology, or the MIIT, and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry, and the National Computer Network and Information Security Management Center was adjusted to be managed by the Office of the Central Cyberspace Affairs Commission Office instead of the MIIT.

We have obtained the ICP License and other relevant permits required for operating our business. However, if we fail to obtain, maintain or renew such licenses, or obtain any additional licenses and permits or make any records or filings required by new laws or regulations required for our new business in a timely manner or at all, we could be subject to liabilities or penalties, and our operations could be adversely affected.
The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse impact on our business and results of operations.
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.
We are an exempted company incorporated under the laws of the Cayman Islands, however, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and substantially all of them are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or our management residing in China. In addition, China does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and some other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC
jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.
It may be difficult for overseas regulators to conduct investigation or collect evidence within China.
Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “—Risks Related to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC
shareholders and ADS holders.
Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued the Circular of the State Administration of Taxation on Issues Relating to Identification of
PRC-Controlled
Overseas Registered Enterprises as Resident Enterprises in Accordance with the De Facto Standards of Organizational Management, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a
PRC-controlled
enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day
operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.
We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However; the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that Waterdrop Inc. is a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident
enterprises, including the holders of our ADSs. In addition, non-resident
enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within China. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC
individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (and such PRC tax may be withheld at source in the case of dividends). Any PRC income tax liability may be reduced under applicable tax treaties. However, it is unclear whether in practice non-PRC
shareholders of Waterdrop Inc. would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or Class A ordinary shares.
We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC
holding companies.
We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident
investors. In February 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non PRC Resident Enterprises, or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC
holding company of a PRC resident enterprise, by
non-PRC
resident enterprises may be
re-characterized
and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Bulletin 7 also introduced safe harbors for internal group restructurings and the purchase and sale of equity securities through a public securities market. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of
Non-resident
Enterprise Income Tax at Source, or Bulletin 37, which came into effect on December 1, 2017. The Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC
resident enterprises. The PRC tax authorities may pursue such non-resident
enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident
enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under Bulletin 7 and Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident
enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.
If our preferential tax treatments and government subsidies are revoked or become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions.
The Chinese government has provided tax incentives to our PRC subsidiaries in China, including reduced enterprise income tax rates. For example, under the Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%. However, the income tax of an enterprise that has been determined to be a high and new technology enterprise can be reduced to a preferential rate of 15%. Any increase in the enterprise income tax rate applicable to our PRC subsidiaries in China, or any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments and local government subsidies currently enjoyed by our PRC subsidiaries in China, could adversely affect our business, financial condition and results of operations.
Further, in the ordinary course of our business, we are subject to complex income tax and other tax regulations, and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.
The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions.
The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established complex procedures and requirements for some acquisitions of Chinese companies by foreign investors, including requirements in some instances that the Ministry of Commerce, be notified in advance of any change-of-control
transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the PRC National People’s Congress, which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the Ministry of Commerce before they can be completed. On October 23, 2021, the Standing Committee of the National People’s Congress issued a discussion draft of the amended Anti-Monopoly Law, which proposes to increase the fines for illegal concentration of business operators to no more than ten percent of its last year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competitions, or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition. The draft also proposes that the relevant authorities shall investigate a transaction where there is any evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold. On February 7, 2021, the Anti-Monopoly Committee of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which intends to regulate abuse of a dominant position and other anti-competitive practices by online platform operators and the related service providers on online platforms. It also stipulates that any concentration of undertakings involving variable interest entities shall fall within the scope of anti-monopoly review. If a concentration of undertakings meets the thresholds for clearance under the applicable laws, an internet platform operator shall report such concentration of undertakings to the anti-monopoly law enforcement agency under the State Council in advance. Therefore, our acquisitions of other entities that we make in the future (whether by ourselves, our subsidiaries or through our variable interest entities) and that meets the thresholds for clearance, may be required to be report to and approved by the anti-monopoly law enforcement agency in the PRC, and we may be subject to penalty including but not limited to a fine if we fail to comply with such requirement.

In addition, the security review rules issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. On December 19, 2020, the Measures for the Security Review for Foreign Investment was jointly issued by the NDRC and the Ministry of Commerce and took effect from January 18, 2021. The Measures for the Security Review for Foreign Investment specified provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others.
In the future, we may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the Ministry of Commerce or its local counterparts or other relevant governmental authorities, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.
The filing, approval or other administration requirements of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete such filing, obtain such approval or meet such requirements.
The M&A Rules requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.
On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 24, 2021, the CSRC published the Administrative Provisions and the Draft Measures for public comments. Pursuant to these drafts, PRC domestic companies that directly or indirectly seek to offer or list their securities in an overseas stock exchange, including a PRC company limited by shares and an offshore company whose main business operations are in China and intends to offer securities or be listed in an overseas stock exchange based on its onshore equities, assets or similar interests, are required to file with the CSRC within three business days after submitting their application documents to the regulator in the place of intended listing or offering. The Draft Measures also provides that a PRC domestic company must file with the CSRC within three business days for its follow on offering of securities or issue of securities to purchase assets after it is listed in an overseas market. As of the date of this annual report, there is no schedule for the adoptions of such drafts, and it remains unclear whether the versions adopted will have any further material changes. There remains substantial uncertainties about how these drafts will be enacted, interpreted or implemented and how they will affect our operations and future overseas offerings.
Pursuant to Cybersecurity Review Measures which were issued on December 28, 2021 and became effective on February 15, 2022, network platform operators holding over one million users’ personal information must apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. However, given the Cybersecurity Review Measures were recently promulgated, there are substantial uncertainties as to the interpretation, application and enforcement of the Cybersecurity Review Measures. It remains uncertain whether we should apply for cybersecurity review prior to any offshore offering and that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to do so. In addition, on November 14, 2021, the CAC published the Draft Regulations which reiterates the circumstances under which data processors shall apply for cybersecurity review. There is no timetable as to when such draft measures will be enacted. As such, it remains unclear whether the formal version adopted in the future will have any further material changes, it is uncertain how the measures will be enacted, interpreted or implemented and how they will affect our offshore offerings.

If it is determined in the future that approval from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the revised Measures for Cybersecurity Review, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such procedures and any such approval could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for our offshore offerings, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of the shares.
Any failure to comply with PRC regulations regarding the registration requirements for employee share incentive plans may subject our share incentive plan participants or us to fines and other legal or administrative sanctions.
In February 2012, the SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC
citizens who reside in China for a continuous period of not less than one year and participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in China for a continuous period of not less than one year and who have been granted options are subject to these regulations. Failure to complete SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulation— Regulations Relating to Share Incentive Plans.”
In addition, SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Share Incentive Plans.”

Failure to comply with PRC laws and regulations on leased property may expose us to potential fines and negatively affect our ability to use the properties we lease.
Our leasehold interests in leased properties have not been registered with the relevant PRC government authorities as required by PRC law, which may expose us to potential fines if we fail to remediate after receiving any notice from the relevant PRC government authorities. Failure to complete the lease registration will not affect the legal effectiveness of the lease agreements according to PRC law, but the real estate administrative authorities may require the parties to the lease agreements to complete lease registration within a prescribed period of time, and the failure to do so may subject the parties to fines from RMB1,000 to RMB10,000 for each of such lease agreements.
Certain lessors of our leased properties have not provided us with valid property ownership certificates or any other documentation proving their right to lease those properties to us. If our lessors are not the owners of the properties or they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated.
As of the date of this annual report, we are not aware of any actions, claims or investigations threatened against us or our lessors with respect to the defects in our leasehold interests. However, if any of our leases is terminated as a result of challenges by third parties or governmental authorities for lack of title certificates or proof of authorization to lease, we do not expect to be subject to any fines or penalties, but we may be forced to relocate the affected offices and incur additional expenses relating to such relocation.
PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws.
In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.
If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing its profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. In February 2015, SAFE promulgated a Circular on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Circular 13, effective in June 2015. Under SAFE Circular 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.
We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As of the date of this annual report, Mr. Peng Shen, Mr. Guang Yang, Mr. Yao Hu and 20 other PRC residents known to us that currently hold direct or indirect ownership interests in our company have completed the initial registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. We cannot assure you that all shareholders or beneficial owners of ours who are PRC residents, including the beneficiaries of certain trusts directly or indirectly holding interest in our company have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations.

The failure or inability of such shareholders or beneficial owners to comply with SAFE Circular 37 or other SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.
Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.
We may be materially adversely affected if our shareholders and beneficial owners who are PRC entities fail to comply with the relevant PRC overseas investment regulations.
On December 26, 2017, the NDRC promulgated the Administrative Measures on Overseas Investments of Enterprises, or NDRC Order No. 11, which took effect as of March 1, 2018. According to NDRC Order No. 11, non-sensitive
overseas investment projects are subject to record-filing requirements with NDRC. On September 6, 2014, the Ministry of Commerce promulgated the Administrative Measures on Overseas Investments, which took effect as of October 6, 2014. According to this regulation, overseas investments of PRC enterprises that involve non-sensitive
countries and regions and
non-sensitive
industries are subject to record-filing requirements with the Ministry of Commerce. According to the Circular of the State Administration of Foreign Exchange on Issuing the Regulations on Foreign Exchange Administration of the Overseas Direct Investment of Domestic Institutions, which was promulgated by SAFE on July 13, 2009 and took effect on August 1, 2009, PRC enterprises must register for overseas direct investment with a local SAFE branch.
We may not be fully informed of the identities of all our shareholders or beneficial owners who are PRC entities, and we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC entities will comply with our request to complete the overseas direct investment procedures under the aforementioned regulations or other related rules in a timely manner, or at all. If they fail to complete the filings or registrations required by the overseas direct investment regulations, the relevant authorities may order them to suspend or cease the implementation of such investment and make corrections within a specified time, which may adversely affect our business, financial condition and results of operations.
We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.
We are a Cayman Islands holding company and we may rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders for services of any debt we may incur. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiaries, which are foreign-owned enterprises, may pay dividends only out of their respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax
profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to us as dividends. At its discretion, a foreign-owned enterprise may allocate a portion of its after-tax
profits based on PRC accounting standards to an enterprise expansion fund, or a staff welfare and bonus fund.

Our PRC subsidiaries generate essentially all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their Renminbi revenues to pay dividends to us.
The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.
In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident
enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC
resident enterprises are incorporated.
PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds of financing activities to make loans or additional capital contributions to our PRC subsidiaries and to make loans to the VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, as well as any loans we provide to the VIEs, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the registration with the State Administration for Market Regulation or its local counterpart and registration with a local bank authorized by SAFE. In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with the SAFE or its local branches and (ii) any of our PRC subsidiaries may not procure loans which exceed the difference between its total investment amount and registered capital or, as an alternative, only procure loans subject to the calculation approach and limitation as provided by the People’s Bank of China, or the PBOC. Additionally, any medium or long-term loans to be provided by us to the VIEs must be registered with the NDRC and SAFE or its local branches. We may not be able to obtain these government approvals or complete such registrations in a timely manner, or at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries or loans by us to the VIEs. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds of financing activities to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.
Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.
The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.
Substantially all of our income and expenses are denominated in Renminbi and our reporting currency is Renminbi. Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from our IPO into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would reduce the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of paying dividends or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any material hedging transactions to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.
Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.
The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.
In light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped-up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.
Our failure to fully comply with PRC labor-related laws may expose us to potential penalties.
Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. We did not pay, or were not able to pay, certain past social security and housing fund contributions in strict compliance with the relevant PRC regulations for and on behalf of our employees. Although we have recorded accruals for estimated underpaid amounts and late payment in our financial statements, we may be subject to penalties for our failure to make payments in accordance with the applicable PRC laws and regulations. We may be required to make up the contributions for these plans as well as to pay late fees and fines. We have not made any accruals for penalties that may be imposed by the relevant PRC government authorities in the financial statements. If we are subject to fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.
Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in audit procedures performed by our auditor and reported financial information and the quality of our financial statements.
Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter
trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Therefore, we expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form 20-F.
Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form
20-F
for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a
non-U.S.
exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.
On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.
The current tension in international trade, particularly with regard to U.S. and China trade policies, may adversely impact our business, financial condition, and results of operations.
Although cross-border business may not be an area of our focus, if we plan to expand our business internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our services, impact our competitive position, or prevent us from being able to conduct business in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. Recently, there have been heightened tensions in international economic relations, such as the one between the United States and China. The U.S. government has recently imposed, and has recently proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January 15, 2020, the United States and China entered into the Economic and Trade Agreement Between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020.

Although the direct impact of the current international trade tension, and any escalation of such tension, on the industries in which we operate is uncertain, the negative impact on general, economic, political and social conditions may adversely impact our business, financial condition and results of operations.
Risks Related to Our ADSs
The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.
Since our ADSs became listed on the New York Stock Exchange on May 7, 2021, the closing trading price of our ADSs ranged from US$1.26 to US$9.70 per ADS in 2021. The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies in the relevant industries and those with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings, cash flow;

•	fluctuations in operating metrics;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new solutions and services and expansions by us or our competitors;

•	termination or non-renewal of contracts or any other material adverse change in our relationship with our key customers or strategic investors;

•	changes in financial estimates by securities analysts;

•	detrimental negative publicity about us, our competitors or our industry;

•	additions or departures of key personnel;

•	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	regulatory developments affecting us or our industry; and

•	potential litigation or regulatory investigations.
Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted share incentives.

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. Involving in a class action suit could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.
If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.
The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.
Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.
Our authorized and issued ordinary shares are divided into Class A ordinary shares and Class B ordinary shares (with certain shares remaining undesignated, with power for our directors to designate and issue such classes of shares as they think fit). Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to nine votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. In addition, the Class B ordinary shares held by Mr. Peng Shen or his affiliated entities shall be automatically immediately converted into the same number of Class A ordinary shares in the event that Mr. Shen ceases to be employed by and ceases to act as a director of our Company.
As of March 31, 2022, Mr. Peng Shen beneficially owns all of our issued Class B ordinary shares and held approximately 71.3% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors, and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay, or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.
Our dual-class voting structure may render the ADSs representing our Class A ordinary shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of the ADSs.
We cannot predict whether our dual-class share structure with different voting rights will result in a lower or more volatile market price of the ADSs, adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multi-class share structures in certain of their indices. For example, S&P Dow Jones and FTSE Russell have changed their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. As a result, our dual-class voting structure may prevent the inclusion of the ADSs representing our Class A ordinary shares in such indices, which could adversely affect the trading price and liquidity of the ADSs representing our Class A ordinary shares. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structure and our dual-class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, in which case the market price and liquidity of the ADSs could be adversely affected.

We are a “controlled company” within the meaning of the NYSE Listed Company Manual and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.
We are a “controlled company” as defined under the NYSE Listed Company Manual because Mr. Peng Shen, our chairman of the board of directors and chief executive officer, will own more than 50% of our total voting power. For so long as we remain a “controlled company” under that definition, we are permitted to elect to rely, and may rely, on exemptions from certain corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. In the event that we elect to rely on one or more of these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.
We currently do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of our ADSs for return on your investment.
We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.
Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands exempted company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.
Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.
Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. The ADSs sold in our IPO are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up
agreements. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and the ADSs.
Our currently effective memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control
transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, including Class A ordinary shares represented by ADSs. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and the ADSs may be materially and adversely affected.
Our memorandum and articles of association and the deposit agreement provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive judicial forum within the U.S. for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, and any suit, action or proceeding arising out of or relating in any way to the ADSs or the deposit agreement, which could limit the ability of holders of our Class A ordinary shares, the ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary, and potentially others.
Our currently effective memorandum and articles of association provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than our company. The deposit agreement provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall have exclusive jurisdiction over any suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs. The enforceability of similar federal court choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable or unenforceable. If a court were to find the federal choice of forum provision contained in our memorandum and articles of association or the deposit agreement to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our memorandum and articles of association, as well as the forum selection provision in the deposit agreement, may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. Holders of our shares or the ADSs will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder pursuant to the exclusive forum provision in the memorandum and articles of association and deposit agreement. In addition, the forum selection provision of the deposit agreement does not effect the right of an ADS holder or the depositary to require any claim against us, including a federal securities law claim, to be submitted to arbitration or to commence an action in any court in aid of that arbitration provision or to enter judgment upon or enforce any arbitration award.
The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying Class A ordinary shares represented by your ADSs.
Holders of ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights attached to the Class A ordinary shares underlying your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Where any matter is to be put to a vote at a general meeting, then upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares unless you cancel and withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting.

When a general meeting is convened, you may not receive sufficient advance notice of the fleeting to withdraw the Class A ordinary shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our currently effective memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class A ordinary shares represented by your ADSs and from becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, upon our instruction the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs.
In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the underlying Class A ordinary shares represented by your ADSs are voted and you may have no legal remedy if the underlying Class A ordinary shares represented by your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.
Further, under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.
The effect of this discretionary proxy is that you cannot prevent our Class A ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may adversely affect your interests and make it more difficult for shareholders to influence the management of our company. Holders of our Class A ordinary shares are not subject to this discretionary proxy.
You may be subject to limitations on transfer of your ADSs.
Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may experience dilution of your holdings due to inability to participate in rights offerings.
We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.
We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.
Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Differences in Corporate Law.”
Certain judgments obtained against us by our shareholders may not be enforceable.
We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. All of our current operations are conducted in China. In addition, substantially all of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil liabilities.”

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.
The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, subject to the right to require a claim to be settled by arbitration, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws, to the fullest extent permitted by law. However, you will not be deemed to and you will not be able to, by agreeing to the terms of the deposit agreement, waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.
If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute
jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute
jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has nonexclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute
jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waive the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.
If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.
Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.
The deposit agreement also provides that ADSs holders and the depositary have the right to elect to have any claim against us arising out of or relating to our Class A ordinary shares, ADSs, ADRs or the deposit agreement settled by arbitration in New York, New York rather than in a court of law, and to have any judgment rendered by the arbitrators entered in any court having jurisdiction. The arbitral tribunal in any such arbitration would not have the authority to award any consequential, special, or punitive damages or other damages not measured by the prevailing party’s actual damages and may not make any ruling, finding or award that does not conform to the provisions of the deposit agreement. The deposit agreement does not give us the right to require that any claim, whether brought by us or against us, be arbitrated. The optional arbitration provision does not apply to claims under federal securities laws or claims other than in connection with our IPO.
We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.
As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. Therefore, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, if we elect not to comply with such reporting and other requirements, in particular the auditor attestation requirements, our investors may not have access to certain information they may deem important.
The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to “opt out” of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE listing standards.
As a Cayman Islands company listed on the NYSE, we are subject to the NYSE listing standards, which requires listed companies to have, among other things, a majority of their board members to be independent and independent director oversight of executive compensation and nomination of directors. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE listing standards.
We are permitted to elect to rely on home country practice to be exempted from the corporate governance requirements. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy if we complied fully with the NYSE listing standards.
We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.
Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•
the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and

•	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.
We are required to file an annual report on Form
20-F
within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form
6-K.
However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.
There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of the ADSs or our Class A ordinary shares.
A
non-U.S.
corporation, such as our company, will be considered a passive foreign investment company, or “PFIC,” for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. Although the law in this regard is not entirely clear, we treat our consolidated VIEs (including their subsidiaries) as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our consolidated VIEs for U.S. federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the consolidated VIEs for U.S. federal income tax purposes, and based upon our income and assets, we do not believe we were a PFIC for the taxable year ended December 31, 2021, and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). In particular, recent declines in the market price of our ADSs significantly increased our risk of becoming a PFIC for the current taxable year. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our IPO. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive
income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.
If we are treated as a PFIC for any taxable year during which a U.S. Holder holds an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”
We incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”
We are now a public company and incur increased legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and NYSE, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly.
Operating as a public company makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate the number of additional costs we may incur or the timing of such costs.
In addition, as an emerging growth company, we will still incur expenses in relation to management assessment according to requirements of Section 404(a) of the Sarbanes-Oxley Act of 2002. After we are no longer an “emerging growth company,” we expect to incur additional significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

Item 4.	Information on the Company
A.
History and Development of the Company
We commenced our operation through Beijing Zongqing Xiangqian Technology Co., Ltd. (formerly known as Beijing Weizhong Culture Technology Co., Ltd.), or Zongqing Xiangqian, in 2016. We launched Waterdrop Mutual Aid platform in May 2016 and then launched Waterdrop Medical Crowdfunding platform for critical illness crowdfunding in July 2016. Beijing Shuidi Hubao Technology Co., Ltd., or Shuidi Hubao, was established in December 2016 to operate Waterdrop Medical Crowdfunding platform. Beijing Shuidi Hulian Technology Co., Ltd., or Shuidi Hulian, was established in December 2016 to operate Waterdrop Mutual Aid platform. We acquired Shuidi Insurance Brokerage Co., Ltd. (formerly known as Baoduoduo Insurance Brokerage Co., Ltd.), or Shuidi Insurance Brokerage, in September 2016 to conduct insurance brokerage business and Tairui Insurance Agency Co., Ltd. in June 2020 to conduct insurance agency business and launched our Waterdrop Insurance Marketplace in May 2017. Beijing Zhuiqiu Jizhi Technology Co., Ltd., or Zhuiqiu Jizhi was established in February 2018, which acquired Tianjin Jingbin Internet Technology Co., Ltd. in October 2019 to invest in and incubate new businesses. Miaoyi Hulian (Beijing) Technology Co., Ltd. was established in July 2018 to operate general healthcare and pharmaceutical services.
In May 2018, Waterdrop Inc. was incorporated in the Cayman Islands as an offshore holding company to facilitate our offshore financing activities. Shortly following its incorporation, Waterdrop Inc. established a wholly-owned subsidiary in Hong Kong, Waterdrop Group HK Limited, or Waterdrop HK. In October 2018, Waterdrop HK established its wholly-owned subsidiary in China, Beijing Absolute Health Co., Ltd., or Absolute Health. In July 2019, Absolute Health established its wholly-owned subsidiary, Shanghai Danzheng Health Technology Co., Ltd., or Shanghai Danzheng.
In November 2018, we gained control over Zongqing Xiangqian and Shuidi Hubao, through Absolute Health, by entering into a series of contractual arrangements with Zongqing Xiangqian and Shuidi Hubao and their shareholders. In July 2019, we further restructured and entered into a series of contractual arrangements with Shuidi Hulian and its shareholders and started consolidating Shuidi Hulian as a VIE. Prior to that, Shuidi Hulian was a subsidiary of Zongqing Xiangqian. In October 2019, we gained control over Zhuiqiu Jizhi, through Absolute Health, by entering into a series of contractual arrangements with Zhuiqiu Jizhi and its shareholders. In December 2021, we gained control over Guangmu Weichen, through Absolute Health, by entering into a series of contractual arrangements with Guangmu Weichen.
In light of our expanded business and prospect, the increased recognition of our brand, and the latest market development, we have decided to focus on our core businesses and offer enhanced protection to our users. Our Waterdrop Mutual Aid service historically served as a scenario for educating and familiarizing millions of users with the importance of insurance coverage. In March 2021, we ceased the operation of the Waterdrop Mutual Aid business, offering to migrate all mutual aid participants as insurance policyholders of our Waterdrop Insurance Marketplace service. In connection with this change, we will voluntarily cover mutual aid participants’ medical expenses arising from medical conditions diagnosed by March 31, 2021 that would have been covered by the ceased mutual aid plan, subject to certain procedural requirements and eligibility criteria, and in addition offered a one-year
complementary health insurance policy to each participant with a similar coverage as the participant’s original mutual aid plan.
In May 2021, we listed our ADSs on the New York Stock Exchange under the symbol “WDH.”
Our principal executive offices are located at Block C, Wangjing Science and Technology Park, No. 2 Lize Zhonger Road, Chaoyang District, Beijing, People’s Republic of China. Our telephone number at this address is +86 10 5339-4997. Our registered office in the Cayman Islands is located at the Office of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman,
KY1-1104,
Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.
The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on
www.sec.gov
. You can also find information on our website
ir.waterdrop-inc.com
. The information contained on our website is not a part of this annual report.
B.
Business Overview
We are a leading technology platform dedicated to insurance and healthcare service with a positive social impact.

Waterdrop Insurance Marketplace
We provide various health and life insurance products to meet the growing protection demand of our consumers through our Waterdrop Insurance Marketplace. As a portal for both insurance consumers and insurance carriers, our Waterdrop Insurance Marketplace integrates data, systems and services, and facilitates smooth execution flow and consumer experience leveraging our strong technology capabilities.
Consumers of Waterdrop Insurance Marketplace
Waterdrop Insurance Marketplace aims to serve consumers with growing awareness in insurance protection and yet are underserved by insurance carriers or brokers in a traditional manner. These consumers include those from lower-tier cities who are not fully covered by insurance carriers or agents, the younger generation of internet users who are new to insurance, and consumers who otherwise cannot afford or are not aware of insurance products without affordable insurance products and consumer education that we offer.
We have a huge and growing consumer base on our Waterdrop Insurance Marketplace. As of December 31, 2021, the cumulative number of insurance consumers we served was approximately 110.4 million, including 28.2 million paying insurance consumers. We see two groups of people as our typical insurance consumers. One is those who are new to insurance and are used to purchasing everything online, and the other group is those bread winners from lower-tier cities who support living and healthcare expenses of their whole families including parents and children. Meanwhile, we gradually expand our coverage to emerging middle class and affluent consumer groups. Waterdrop Insurance Marketplace, as an online insurance platform, is well positioned to serve those consumers.
Consumers come to Waterdrop Insurance Marketplace through a variety of channels. Leveraging our precise consumer profiling and product matching capabilities, we are able to generate personalized recommendations on insurance products to consumers and achieve efficient consumer conversion.
We believe our consumers, with heightened awareness through education, are open to long-term protection insurance products and more health services. The huge consumer base forms the foundation of our business model, and we aim to capture the lifetime value of our users by covering their holistic healthcare needs and building a healthcare ecosystem.
Products Tailored for Consumers of Waterdrop Insurance Marketplace
We offer a wide array of health and life insurance products on our Waterdrop Insurance Marketplace. As of December 31, 2021, we collaborated with 80 insurance carriers to offer 364 types of health and life insurance products online. Out of the 364 types of products: 216 were short-term health insurance, while 148 were long-term health and life insurance; 308 were health insurance, while 56 were life insurance. We generally select and offer on Waterdrop Insurance Marketplace products that represent great value, address demands of our consumers, or already gain popularity on the market.
Our products offering covers both short-term health and long-term health and life insurance. For certain insurance products, we provide consumers the option of monthly payments while such products are normally paid annually. We believe that this innovation gives more payment flexibility to consumers.
The tables below set forth the summary of insurance products we offered.

	For the Years Ended December 31,
	2019		2020		2021
FYP	(RMB million)	(%)	(RMB million)	(%)	(RMB million)	(%)
Short-term insurance	6,118	91.7	11,916	82.6	13,717	83.8
Long-term insurance	550	8.3	2,510	17.4	2,646	16.2
Total	6,668	100.0	14,426	100.0	16,363	100.0

	For the Years Ended December 31,
Number of Policies	(thousand)	(%)	(thousand)	(%)	(thousand)	(%)

Short-term insurance	10,638	98.9	17,007	96.6	18,254	96.6
Long-term insurance	118	1.1	605	3.4	633	3.4
Total	10,756	100.0	17,612	100.0	18,887	100.0

	For the Years Ended December 31,
	2019		2020		2021
FYP	(RMB million)	(%)	(RMB million)	(%)	(RMB million)	(%)
Health insurance
Medical insurance	5,339	80.1	10,426	72.3	11,003	67.3
Casualty insurance	527	7.9	1,280	8.9	1,194	7.3
Critical illness insurance	699	10.5	1,907	13.2	2,833	17.3
Life insurance	103	1.5	813	5.6	1,333	8.1
Total	6,668	100.0	14,426	100.0	16,363	100.0

	For the Years Ended December 31,
	2019		2020		2021
Number of Polices	(thousand)	(%)	(thousand)	(%)	(thousand)	(%)
Health insurance
Medical insurance	8,406	78.2	13,571	77.0	14,577	77.2
Casualty insurance	1,743	16.2	3,162	18.0	2,386	12.6
Critical illness insurance	584	5.4	681	3.9	1,609	8.5
Life insurance	23	0.2	198	1.1	315	1.7
Total	10,756	100.0	17,612	100.0	18,887	100.0

Leveraging our deep understanding of consumer needs and our data analysis and actuarial capabilities, we collaborate with some insurance carriers to co-design
new insurance products. Currently,
co-designed
products constitute a majority of insurance products offered on Waterdrop Insurance Marketplace. After the design phase is completed, it takes us as short as one week to establish connection with the system of the insurance carrier and launch the co-designed
product. Such
co-designed
products are underwritten by insurance carriers and generally offered on Waterdrop Insurance Marketplace exclusively, which further deepens our collaboration with these insurance carriers and enhances our platform’s attractiveness to consumers.
Hui Min Insurance (“惠民保”) is endorsed by the local governmental authorities in China and underwritten by leading insurance carriers, which provides insurance coverage supplementary to the national basic medical insurance. As of the end of 2021, we have been involved in Hui Min Insurance projects in ten cities, as leading operating agency or distributor, including Beijing, Nanchang, Zibo and Dezhou. Our Hui Min Insurance operation covers mega-cities as well as small to medium-sized cities. As of December 31, 2021, the cumulative number of insured users covered by Hui Min Insurance distributed by us exceeded 12 million.
We have further served the market beyond commercial insurance, providing more options to users regardless of their physical conditions or past medical history. Our Hui Min Insurance operation helps expand our service scope and increased the user stickiness on our platform. In addition, the one-stop medical payment solution we have implemented in our Hui Min Insurance operation in some cities has integrated different medical payment channels through technology, enabling our users to enjoy more convenient medical services, and empowering our insurance partners and local governmental authorities by providing technological support.
Experience on Waterdrop Insurance Marketplace
Streamlined and mobile-based transaction process
Our platform is designed to be mobile-first and digital-native. It streamlines various transaction processes, ensures smooth user experience, and reduces the time between first query and the completion of a transaction. We believe that we are well-positioned to capitalize on the accelerating trend of digitalization across the insurance landscape. Insurance consumers are increasingly conducting research online and ultimately, purchasing online. We evaluate the massive products offerings on our platform and recommend the most suitable insurance products that represent great value for our consumers.
Our platform enables smooth online transaction process of the selected health and life insurance products with direct connection with carriers. We believe that the streamlined experience of our platform forms part of our unique appeal to consumers.
Our platform fully supports mobile-based transactions. Through our mobile apps or Weixin Official Account, consumers can complete insurance products purchase or renewal within minutes.

Al-driven
intelligent claim review system
Empowered by our
Al-driven
intelligent claim review system, we are able to provide smooth consumer experience that reduces frictions, and unnecessary delays, and aligns interests and incentives. Our system supports claim information compilation and preliminary claim review for selected insurance carriers. Relevant documents can be submitted digitally for our initial review. We then pass our initial review results to relevant insurance carriers for their final review and settlement approval, improving claim efficiency and consumer satisfaction.
Our intelligent system is complemented by our customer service team dedicated to resolving consumer enquiries in a timely manner. Empowered by our confluence medical knowledge graph built upon real-life cases and data analytic capabilities, our online customer service representatives efficiently answer various consumer enquires where medical knowledge and expertise are required.
Data Origination and Analysis
Leveraging our data analytic capabilities, we are able to explore potential consumer needs, develop new business initiatives and provide technology solutions. With the increasing volume of transactions through our platform, our data becomes richer, feeding into our machine learning and data science-enabled feedback loops. As a result, our models and algorithms become more precise.
Partnership with Insurance Carriers
As of December 31, 2021, we collaborated with 80 insurance carriers to offer 364 types of health and life insurance products online. Out of the 80 insurance carriers: 54 were life and health insurance carriers, while 26 were P&C insurance carriers; 62 were Chinese insurance carriers, while 18 were foreign-invested. The depth and breadth of our insurance carrier network allows us to present a comprehensive suite of product options to consumers.
Selection of Insurance Carriers
When selecting insurance carriers to cooperate with, we consider a comprehensive set of factors including insurance products offered, system stability and data security, brand, scale, and financial position of the carrier, as well as customer service capabilities.
To maintain flexibility and our bargaining position, for each particular product or category, we generally work with a focused group of insurance carriers. With the large sales volume, we are also able to develop a deeper understanding of insurance carriers’ objectives, and to further optimize product matching, enhance product sales on our insurance marketplace, and strengthen our bargaining power.
At the same time, we also maintain a big enough insurance carrier base to keep sufficient redundancy and reduce concentration risk. To broaden insurance product selection and ensure adequate product back-up,
we typically work with at least two carriers for each product, and over five for popular products.
Connected systems with insurance carriers
Our insurance platform is built on a secure and scalable infrastructure that is connected to the systems of insurance carriers. The connected systems enable us to provide streamlined consumer experience and allow us to continuously improve operating efficiency.
The connected systems mainly include core business system and account reconciliation system, which processes product, policy and consumer information, and integrates functions such as new insurance policy entry, underwriting verification, premium collection (initial or renewal), insurance policy renewal (automatic or manual), after-sales administrative services (cancellation and refund), and other insurance policy related administrative services.
Our insurance platform is able to perform a series of functions to ensure efficient and speedy connection and new product launch. The lead time for each subsequent product integration to our insurance marketplace is approximately two days for standard products and five to seven days for non-standard
products.

Commission Structure
We generate commission revenue from selling insurance policies that are underwritten by insurance carriers through our platform. We are generally paid a commission as a percentage of premiums paid. The payment mode of premiums depends on the products, premiums for short-term insurance products are usually paid annually or monthly, while premiums for long-term insurance products are paid lump-sum,
annually, or monthly. The commission structure encourages collaboration between us and insurance carriers to increase consumer satisfaction and retention by choosing health and life insurance products that best fit consumers’ needs, which drives better outcomes for both carriers and consumers.
Waterdrop Medical Crowdfunding
We launched our medical crowdfunding platform, Waterdrop Medical Crowdfunding, in July 2016 to provide medical costs support by bringing together those who are seeking help and who are willing to help through social network. As of December 31, 2021, approximately 394 million people donated over RMB48.4 billion in aggregate to over 2.36 million patients through Waterdrop Medical Crowdfunding.
Crowdfunding Process
The full cycle of a crowdfunding campaign includes campaign initiation, online dissemination and crowdfunding, and fund withdrawal.

Campaign initiation
Patients (or their relatives or friends on their behalf) are able to start a campaign via the patient portal on our platform by creating personalized campaign pages describing their story and situation in details supported by pictures. Patients are generally required to describe their personal background such as name, age, gender, occupation and geographic locations, their medical condition such as type of disease, treatment received, treatment plan and estimated medical costs, their family financial conditions such as annual household income and family assets, as well as their crowdfunding goals. Once reviewed and approved by us, campaign pages will be created and ready for online sharing.
Online dissemination end fundraising
Patients are then able to share their campaigns online, starting from our application, Weixin Official Account and Mini Program embedded in Weixin among their relatives, friends and acquaintances, who can view the patient’s story and donate directly through crowdfunding links. Viewers are able to see their social network friends who have donated to certain crowdfunding campaigns, which may encourage them to forward, share and donate. We may also boost the online dissemination for certain campaigns by providing technology support to increase online presence and large traffic. The campaign page also contains promotion of our online insurance marketplace.

Fund withdrawal
Patients can initiate a withdrawal application by completing an application online, substantiated with a complete set of medical records and medical bills. We will review, and approve or reject the fund withdrawal application. Once fund raised have been withdrawn and used for subsequent medical treatment, donors may receive positive feedback showing gratitude and how the fund helps the patient.
Risk Management for Waterdrop Medical Crowdfunding
Rigorous vetting throughout the campaign process
We adopt a preliminary information verification and approval procedure at the campaign initiation stage. Our blacklist databases will first screen out ineligible patients. We then review the campaign pages and verify the truthfulness and completeness of information provided by patients on a preliminary basis by checking their medical records and medical bills. We also conduct real name verification of patients at this stage.
Throughout the campaign process, we employ a suite of methods to detect in real time any potential frauds, including social network acquaintance validation and report, big data analysis and strategy engine monitoring anomalies, social supervision, and news collection and study. We established a big data intelligent verification system based on massive data from medical crowdfunding campaigns and use the verification system to cross check the validity of the patient’s information and conduct risk assessments. We will suspend any crowdfunding activities immediately if any fraud is detected.
We also monitor the use of fund raised and the following medical treatment and condition of the patients after fund withdrawal. We may implement fund remittance in installments and require patients to provide medical payment receipts in order to receive the next installment. If the fund is used for other purposes or any fraud is detected afterwards, we initiate investigations immediately. Successfully retrieved fund will be refunded to each respective donor. Where necessary, we may also report to law enforcement authorities or bring litigation against fraud to protect donors on our platform.
The multi-dimension vetting process ensures that we can take appropriate and timely steps when fraud and risks arise.
Public disclosure before fund withdrawal
We set an additional
24-hour
contestability period before issuing funds from a specific donor to relevant patients for inspection and supervision. If any complaints or rejections are received, we will suspend fund remittance and initiate investigation process. Fund raised for successfully challenged campaigns will be refunded to each respective donor through the same route.
Direct fund remittance to hospitals
We also collaborate with hospitals to prevent fraud. In certain situations, we may arrange fund remittance into the hospital’s account directly rather than into the patient’s personal account.
Independent account at trusted third-party bank
We cooperate with a third-party commercial bank and set up a custodian bank account for medical crowdfunding campaigns, within which respective account could be created by each patient on our medical crowdfunding platform. The bank will execute transactions for fund withdrawal only after receiving both withdrawal applications from patients and approval from us. If any fraud is detected and the campaign is terminated, fund raised will be refunded to each donor through the same route.

Internet Medical Crowdfunding Platform Self-Discipline Convention
Under instructions of the Ministry of Civil Affairs of China, we led the drafting and implementation of the Internet Medical Crowdfunding Platform Self-Discipline Convention, or the Self-Discipline Convention, together with other industry participants. According to the Self-Discipline Convention, we have established a blacklist of dishonest patients who committed fabricating medical records, exaggerating medical conditions, or embezzling medical funds for other use. We publish the blacklist on our platforms and update it on a continuous basis. Internet platforms subject to the Self-Discipline Convention will not provide services to patients on such blacklist.
Dedicated Crowdfunding Consultants Team
We contracted a crowdfunding consultant team dedicated to serve patients offline. As of December 31, 2021, our contracted offline crowdfunding consultants cover hospitals and medical service personnel across 31 provinces and 313 cities nationwide. We also maintain an online crowdfunding consultant team standing by for direct online users or patients not covered by our offline personnel. Our crowdfunding consultants answer general enquires, conduct initial patient identify verification and campaign review. Our crowdfunding consultants receive specialized training on standard service process and common medical knowledge, and are evaluated and incentivized not based on sheer quantity but on successful crowdfunding campaigns they have served, their service quality, and compliance with regulations and our internal policies.
Recent Development
From the inception in July 2016 till December 2021, Waterdrop Medical Crowdfunding has cumulatively served an aggregate of 2.36 million patients who launched crowdfunding campaigns on our platform. However, we have not charged any service fees or generated any revenue from the crowdfunding business, and covered all the relevant operating costs and expenses by our own funds for more than five years. In order to better maintain the stable operation of the platform, we have started to charge platform service fees for crowdfunding campaigns on Waterdrop Medical Crowdfunding as trial operation since early 2022.
The platform service fee is charged at 3% of the withdrawal amount for a single crowdfunding campaign and the maximum amount for a single crowdfunding campaign is capped at RMB5,000 (in addition to the platform service fee, the payment channel fee which is charged at 0.6% of the withdrawal amount by the third-party payment platform, e.g., Weixin Pay, instead of us, remained unchanged). The collected platform service fees will be used to cover the operational cost of Waterdrop Medical Crowdfunding and for future development of Waterdrop Medical Crowdfunding.
Waterdrop Mutual Aid
A Mutual Aid Collective to Ease Medical Cost Burden
We operated Waterdrop Mutual Aid between May 2016 and March 2021, a mutual aid collective where participants help each other to ease the medical cost burden of over 100 types of critical illness. It served not only as an alternative medical cost coverage for participants, but also as a scenario for educating and familiarizing them the importance of insurance coverage.
Shared cost, calculated by dividing the payout amount and management fee by the number of active plan participants, would be borne by a participant only when another participant within the same plan received a payout. Our mutual aid plans provided affordable health protection, with a participant’s average annual shared cost for a mutual aid plan generally ranging from RMB20 to RMB100 depending on the specific plan.
After joining a mutual aid plan, the participant was required to make payment into his or her plan account for future shared costs deduction, either by setting up automatic payment or manually paying into the account. If the participant chose the former, an automatic payment would be made the day following the activation, and automatic payments to the account would be made each month to maintain a certain level of balance. If the participant chose the latter, he or she will have discretion over the amount and timing of prepayment into the account. If the participant’s account balance fell below a certain level, he or she would become ineligible for the mutual aid plan benefits.
Role of Waterdrop Mutual Aid
We designed and managed mutual aid plans. All payments were equally borne by every participant. We did not have obligations of paying or compensating under our mutual aid plans. For each payout, we charged an additional plan management fee at a fixed rate of the respective amount. We started to charge the fee in 2019, and recognized management fee income of RMB56.5 million in 2019, RMB40.2 million in 2020 and RMB2.7 million (US$0.4 million) in 2021.

The process of designing a mutual aid plan included establishing targeted participants, setting scope and extent of protection, and predicting the shared cost. Catering for different participant needs and acceptable shared cost, we had developed and offered layered mutual aid plans, primarily including Children’s Health Mutual, Youth Critical Disease Mutual, Elderly Cancer Mutual, and Comprehensive Accident Mutual.
On March 26, 2021, we announced the termination of the Waterdrop Mutual Aid business by the end of March 2021. In connection with this business adjustment, we voluntarily undertook to cover mutual aid participants’ medical expenses arising from medical conditions diagnosed by March 31, 2021 that would have been covered by the ceased mutual aid plan, subject to certain procedural requirements and eligibility criteria. In addition, we also offered a one-year
complementary health insurance policy to each participant with a similar coverage as the participant’s original mutual aid plan.
Healthcare and Pharmaceutical Services
We proactively seek innovative opportunities in broader healthcare industry to achieve a full user life-cycle coverage and enrich our ecosystem. We believe our healthcare and pharmaceutical services extend our service coverage to capture patients’ healthcare spending after getting crowdfunding fund raised or insurance claim payment. We leverage core competencies in data analysis, advanced technology, and healthcare expertise, focused on improving health outcomes, lowering healthcare costs and creating value for patients, medical service providers and pharmaceutical companies.
For example, we launched Waterdrop Medicine, our pharmacy benefit management service, in June 2020, where we cooperate with insurance carriers and retail pharmacies in bringing affordable medicines to consumers. Under such program, a patient authorizes Waterdrop Medicine to purchase an insurance policy on the patient’s behalf, and the patient’s subsequent claims for prescribed medicine made at partner retail pharmacies will be paid by relevant insurance carriers. We also offer other insurance products in addition to the medicine coverage to patients. We believe this program improves patients’ medicine payment ability and boosts consumers’ confidence in use of medicines.
We have developed the digital platform for patients recruitment. The platform helps patients find the best matches for clinical trials, and access new drugs and frontier innovative therapies, while reducing their financial burden from treatment costs. And a faster patient enrollment could drive an efficient completion of clinical trials for the pharmaceutical companies in the medical industry chain. This would help save the cost, and speed up the process of new drug development and product launch. Our projects cover clinical trials of new drugs for lung cancer, liver cancer, gynecological tumors and gastrointestinal tumors.
Brand Image and Omni-Channel Marketing Strategies
Branding
We have focused on offering affordable and innovative health and life insurance products since our inception and are committed to building a trusted brand. While serving the diversified healthcare needs of various demographic groups across Waterdrop Medical Crowdfunding and Waterdrop Insurance Marketplace, we attract users, discover demands, raise awareness of insurance protection and Waterdrop brand, create strong network effects, and strengthen our consumer acquisition capabilities. We have built brand recognition among families and insurance carriers throughout China, which has significantly driven our growth through word-of-mouth
referrals.
Campaign pages created and shared on our platforms and other social networks also contribute to our brand recognition and enhance user confidence and trust in us. We believe our focus on providing affordable and innovative health and life insurance products will continue to strengthen our brand awareness, which is our best and most cost-efficient marketing measure.
Marketing activities powered by precise user profiling
We leverage data analysis, artificial intelligence, and a variety of marketing activities to promote our products and services, grow the market, and gain share. We rapidly and cost-efficiently adjust and scale our marketing sources to maximize user acquisition efficiency. We combine user group profiling and modeling by marketing channels to maximize our return on investment (ROI). Within our platforms, data analysis is used to push tailored marketing messages and campaigns in real time to achieve higher conversion.

Our primary channel of marketing includes various social networks, news media, short-video platforms and searches. We also post articles on our platforms regularly, which form part of our content marketing efforts. We conduct offline marketing activities mainly through billboard display. To extend our geographic reach, we are also exploring various new sales channels to expand our footprint into the markets in smaller cities across China. We believe continuous user engagement and mindshare improvement contribute to increase in user acquisition, conversion and retention. Our regularly posted articles further educate and motivate users’ potential needs and keep users updated of our insurance products. Leveraging strong network effects, articles posted on our Weixin Official Account further promote our brand and products when shared online.
Data Insights
We gain multi-dimensional data insights from millions of users across our platforms. We store and process five key categories of data including demographic property (identity, social status, health condition), credit characteristics (financial condition, occupations, personal credit score), user demands (insurance awareness, life stages, preferences), device (first activation, operating system, APP) and behavioral data (purchase preferences, sharing frequency, platform utilization / page view).
We have established a confluence medical knowledge graph covering a wide range of diseases, supported by data accumulated from real-life cases. We uses technologies such as Natural Language Processing, or NLP and optical character recognition, or OCR technology to extract from a large volume of unstructured medical data key elements of the knowledge graph, such as extract entities, relationships, attributes, and combine those elements with expert medical information to construct the confluence medical knowledge graph, achieving semi-automated processing of medical data streams and life cycle management of the knowledge graph to improve service quality. Such confluence medical knowledge graph includes brief disease introduction, hospitals specializing in certain diseases, medical treatment and medical costs for a specific type of disease. As we further build up our insurance base and knowledge graphs, we are able to match insurance recommendations more effectively through our knowledge on both the demand and supply side, improving consumer experience.
Data-driven Solutions
We have built strong data analysis capabilities using algorithms, models and data analysis tools to analyze user data. Our ability to capture data points electronically through responses during onboarding, claim behavior, product migration behavior, and other touch-points in the insurance process, in conjunction with our machine learning capabilities, allows us to provide better services to our consumers and more easily detect fraudulent claims over time.
We build user profiling with 2,747 labels used in the creation process, which enables us to have a deep dive into users’ needs and risk profile. Our data capability is difficult to replicate because acquiring the data underlying our models at our scale and scope, as well as refining those models to the performance we have obtained would be time-consuming, expensive and complicated for newer entrants or smaller companies in this market.
We operate dozens of proprietary technology systems, which support a data-driven user acquisition, service, and retention lifecycle within the life and health insurance market. Our systems are entirely integrated, so data generated in a customer service interaction can inform the claims process, while claims data routinely impacts marketing campaigns, and so forth. Our systems do not merely collect data, but also adapt in real time in response to the data collected.
Data privacy and security
We are committed to protecting user data. We collect data with users’ prior consent and in accordance with applicable laws. We have established and implemented privacy policy on data collection, processing and usage.

To ensure the confidentiality and integrity of our data, we maintain comprehensive and rigorous data security measures. We anonymize and encrypt confidential personal information and take other technological measures to ensure the secure processing, transmission and usage of data. All user information we provide to insurance carriers are on a need-to-know
basis, and are strictly redacted and encrypted. We have also established stringent internal protocols under which we grant classified access to confidential personal data only to limited employees with strictly defined and layered access authorization. We employ a variety of technical solutions to prevent and detect risks and vulnerabilities in user privacy and data security, such as encryption, firewall, data backup system, vulnerability scanning and database audit. For instance, we store and transmit users’ certain sensitive data in encrypted formats and obtained the Safety Level III Computer Information Systems Certificate. We maintain data logs that record all attempted and successful processing of personal data. We also have clear and strict data authorization and authentication procedures in place. Our employees only have access to data that are directly relevant and necessary to their job responsibilities and for limited purposes and are required to get approval upon every hyper-privileged access attempt. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business is subject to complex and evolving laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our users and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.” To vigorously comply PRC laws regulating data securities, we have established Data Security Committee to supervise our overall business operations and cybersecurity compliance. We also engage external information security experts to test and improve the robustness of our security system.
Technology and Infrastructure
Technology infrastructure
We engineered our systems for rapid scalability, with modern cloud infrastructure, proper information security controls, and third-party expert support. We primarily host our services on servers and network infrastructure of top cloud computing vendors. Our network infrastructure delivers the stability to meet demands for high volume transactions processed on our platforms and data volume, the scalability to support increased traffic over time, and the flexibility to quickly launch new products or services. We regularly monitor the performance of our infrastructure and platforms and keep upgrading our technology infrastructure to achieve higher stability as well as flexibility.
Technology team
Our technology team has extensive experience with leading internet technology and healthcare companies, and support our long-term business growth by (i) maintaining and strengthening all our platforms and application systems, (ii) actively participating in our business development and new business initiatives, exploring user needs and technology solutions, (iii) collaborating with and empowering external parties including insurance carriers to facilitate smooth execution and data flow, and (iv) actively tracking cutting-edge technologies applied in medical and life and health insurance industries.
Technology applications
We believe our proprietary technologies and infrastructure are critical to our success. Our technology capabilities both propels the rapid growth of our business and safeguard against risks.
Intelligent lead generation
We utilize a broad user acquisition funnel strategy, generating unique new business leads across crowdfunding, mutual aid and third-party channels, which include social network platform, short-video platforms, search engine, and other third-party marketing partners. We built a database based on consumer lead records that enable us to efficiently target consumer leads that are more likely to convert to policyholders.
For marketing campaigns, our intelligent marketing system allocate marketing investments across different channels based on historical placement data and analysis. The system then connects the marketing channel and conduct the marketing activities. The channel then combines our group user profiles with user data on that channel to make precise placements. We are able to obtain instant feedback for channels and marketing materials with higher views and clicks, and adjust marketing strategies on a real-time basis. The marketing within our own platforms has a similar process and focus on instant marketing data feedback and dynamic strategy adjustments.

Our data system actively monitors the cost of acquiring consumers and uses our algorithm to dynamically captures the attributes of user, including the specific marketing activity and channel that precipitated the consumer’s engagement. We use our proprietary machine learning technologies to evaluate consumer leads in real-time by applying a machine learning model to large amount of historical consumer lead data we have gathered and their measured long-term outcomes. This score informs us of the potential profitability and conversion probability of the consumer lead and enhances our ability to more accurately estimate a new lead’s lifetime value and enables us to make more informed decisions when generating leads.
Intelligent lead management
Our proprietary software will score the lead in real-time based on multiple factors, then route the lead to the most appropriate level of agent to maximize expected lifetime policyholder value. We use the lead score to optimize the routing of the consumer lead and the online sales representatives who are best suited to serve each consumer. Our use of proprietary technology to monitor, segment and enhance agent performance, such as through real-time lead routing to the most effective agents, is a key competitive advantage and driver of our business performance.
We use natural language processing, or NLP, technology to convert voice file data into text in real time. Through automatic analysis of conversation content and keyword extraction, we can quickly locate user intent and recognize user emotions, thereby accurately marking user profiles while at the same performing service quality monitoring. Each consumer is serviced by a representative with specialized training, experience, and performance characteristics suitable for that consumer. Representative performance data are continuously gathered and regularly analyzed to further optimize allocation algorithms and strategies.
Intelligent sales
When a user visits our platforms, sales or marketing actions are automatically triggered. When user conversion happens, such data will be uploaded to and analyzed by our system to further optimize future engagement strategies. The intelligent lead management system allows us to maximize sales, enhance user retention and ultimately maximizes user lifetime revenues.
Intelligent user engagement and lifecycle management
Our artificial intelligence capabilities enable us to provide efficient and high-quality customer services Empowered by NLP algorithms such as real-time voice transcription, voice evaluation, sentiment analysis, and keyword extraction, we deploy intelligent customer service robots in answering users’ enquiries on a real time basis. We build knowledge base and form learning corpus, and our intelligent customer service robots could recognize key words and question patterns extracted from user enquires and revert with matching answers automatically. For more complex enquires, users could access our online customer service personnel. During our online staffs services, the intelligent system automatically identifies users’ question patterns and prompt matching answers. Our online customer service personnel can edit and send the answers at one click, achieving prompt and accurate replies.
Intelligent verification
Our proprietary
Al-driven
intelligent verification system is designed to optimize users’ transaction experience, improve the efficiency of our verification process, and effectively detect fraud.
Our intelligent verification system conducts initial verification on eligibility based on information provided by users. User identification are aided with facial recognition technologies such as living organisms detection, face comparison, and 5G remote facial verification. For eligible users, we further conduct secondary verification focusing on risk management. By analyzing a user’s profile, risk data, and disease data based on past medical conditions with data accumulated on our platforms, our intelligent verification system analyzes and tags the risk level of such user. We then implement hierarchical user management according to different levels of risks.
From our users’ side, the intelligent verification system can identify users’
pre-existing
health conditions leveraging data analysis. In addition, our
AI-driven
intelligent system enables us to ask fewer questions of users but derive more data points from each user interaction. For some insurance carriers, the system is integrated with those of insurance carriers, and effectively screen eligibility of insurance consumers for each insurance product.

Our intelligent verification system is reinforced by cumulative claim data and can also be customized for newly designed insurance products. We believe that our intelligent verification system drastically reduces human resource requirements and verification expense.
Intelligent claim review
We have also applied Al and machine learning technologies in our intelligent claim review system. Once insurance claims are substantiated with documentation and reports are completed via our platforms, relevant data could be fetched through our proprietary core system and adjustment system. The intelligent system then analyzes claim information, user behavior information, medical record, and treatment data to model and grade the claim, generating a health score and complete automatic review.
We apply Light GBM (gradient boosted machine)-based machine learning to predict settlement outcome, and use access rules to screen out users not meeting application conditions first. The remaining users are then rated for settlement projections according to user profiling based on our machine learning model. Results for users with scores higher than the pre-setting
compensation threshold will be marked as positive without human intervention.
We train our rating and projection models with the vast amount of claim data accumulated on our platforms, conduct single or multiple variable analysis and discovery of variables, and identify highly relevant characteristics for the purpose of claim review and settlement projection, and ultimately improve precision and recall of our model.
Intelligent risk management
Our technology infrastructure enables us to reference the social network analysis of our users to protect them from potential fraud of improper crowdfunding activities and claims. We accumulate experiences in medical crowdfunding cases and mutual aid performance to establish a comprehensive risk management center and have intercepted over 75,000 suspected cases as of December 31, 2021. These are enabled through our black/grey list databases, OCR system, third-party data management, etc. Our intelligent risk management mechanism can further reduce the claims ratio of insurance carriers.
ESG and CSR
Since our inception, we have attached great importance to social value, corporate governance and environmental protection, and has been committed to creating a sustainable business model. We aim to make unremitting efforts to build a brighter future for all employees and business partners through in-depth
analysis of social issues and with the power of technology and digitalization. In 2021, in order to improve the ESG management capabilities and information disclosure systems, we established an ESG indicator system through identifying stakeholders and analyzing substantive issues, integrating sustainable development goals and corporate development strategies.
As of December 31, 2021, our Waterdrop Medical Crowdfunding cumulatively enabled over 2.36 million patients with critical illness campaigns and helped raise over RMB48.4 billion cumulatively without charging fundraisers. We have used all the interest income generated from the custodian bank account for medical crowdfunding campaigns for public welfare donations and patient assistance.
We highly value employee equality and their diversified development. As of December 31, 2021, our employees comprised of more than 20 different ethnic minority groups, with ethnic minority groups accounting for over 5% of our employees and consultants. We also value gender equality with female employees accounting for close to 50% of our employees and consultants as of December 31, 2021. In addition, we place great emphasis on the protection of employees’ rights and interests. We care about the demands of employees. We regularly hold face-to-face
meetings for our employees to meet with our senior management, such as CEO. We have also developed a comprehensive training system for our employees and consultants. In 2021, we invested over RMB3.5 million in staff training, and provided over 20,000 training sessions.

Furthermore, we attach great importance to the environmental impact of our operation and actively engage in energy conservation and emission reduction measures. In 2021, we consumed a total of approximately 625,000 kWh of electricity, representing a year-on-year
decrease of approximately 80,000 kWh. We also actively promote paperless office administration process. We are committed to cultivating the awareness of energy conservation and environmental protection among our employees. In 2021, we held over 20 training sessions on water conservation and electricity conservation for office administrative staff.
We have been honored to have our corporate social responsibility efforts acknowledged throughout 2021. Some of these acknowledgments are highlighted below.
2021 ESG Best Social Case Award
: we are the finalist for 2021 China Corporate ESG Best Social Case Award organized by leading media organization Cailian;
2021 Asia Corporate Excellence
 & Sustainability
 Awards -Young Entrepreneur of the Year
: Mr. Peng Shen, our founder and chief executive officer has been awarded with the Young Entrepreneur of the Year award at the ACES Awards, for bringing affordable healthcare available to all through Waterdrop’s businesses; and
2021 CSR Summit Public Welfare Role Model Award
: we are awarded the 2021 CSR Public Welfare Role Model Award by The 2021 Corporate Social Responsibility Summit with the theme of “Shared Responsibility, Shared Prosperity.”
Competition
The life and health commercial insurance market in China is intensely competitive. Waterdrop Insurance Marketplace’s current or potential competitors include affiliated agents, bancassurance, direct sales, and third-party insurance brokers and agents. We compete primarily on the basis of consumers acquisition, wide selection of products tailored to consumers’ needs, innovation in technology and business model, proximity to consumers and data insights, risk management, and operational efficiency.
Intellectual Property
We regard our trademarks, copyrights, patents, domain names, technological know-how,
proprietary technologies and other intellectual properties as critical to our success and competitiveness. We rely on a combination of copyright and trademark law, trade secret protection, confidentiality agreements with employees and contractual restrictions on intellectual property and confidentiality clauses in our agreements with third parties to protect our intellectual property rights. In addition, under the employment agreements we enter into with our employees and consultants, they acknowledge that the intellectual property made by them in connection with their employment with us are our property. We also regularly monitor any infringement or misappropriation of our intellectual property rights.
As of December 31, 2021, we owned 167 computer software copyrights, 20 other copyrights and 35 patents in China for various aspects of our operations and maintained 855 trademark registrations inside China. As of December 31, 2021, we had registered or acquired 262 domain names, including sdbao.com, shuidichou.com and
waterdrop-inc.com,
among others.
Insurance
We maintain certain insurance policies to safeguard us against risks and unexpected events. We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees in compliance with applicable PRC laws. We do not maintain insurance policies covering damages to our network infrastructures or information technology systems. We also do not maintain business interruption insurance. We consider our insurance coverage to be in line with that of other companies of similar size and business nature in China.

Regulation
Regulations on Foreign Investment in China
The establishment, operation and management of companies in China are governed by the PRC Company Law, as amended in 2005, 2013 and 2018. The PRC Company Law applies to both PRC domestic companies and foreign-invested companies. The direct or indirect investment activities of a foreign investor shall be governed by the PRC Foreign Investment Law and its implementation rules. The PRC Foreign Investment Law is promulgated by the National People’s Congress on March 15, 2019, and has taken effect since January 1, 2020, which replaced the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the PRC Wholly Foreign-owned Enterprise Law. The Foreign Investment Law adopts the administrative system of pre-entry
national treatment along with a negative list for foreign investments, establishing the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.
Pursuant to the Foreign Investment Law, “foreign investments” refers to any direct or indirect investment activities conducted by any foreign individual, enterprise, or organization (collectively referred to as “foreign investors”) in the PRC, which includes any of the following circumstances: (i) foreign investors establishing foreign-invested enterprises, or FlEs, in the PRC solely or jointly with other investors; (ii) foreign investors acquiring shares, equity interests, property portions or other similar rights and interests thereof within the PRC; (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors; and (iv) other forms of investments as defined by laws, regulations, or as otherwise stipulated by the State Council. According to the Foreign Investment Law, the State Council shall promulgate or approve a list of special administrative measures for market access of foreign investments, or the Negative List. The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the Negative List. The Foreign Investment Law provides that foreign investors shall not invest in the “prohibited” industries, and shall meet certain requirements as stipulated under the Negative List for investing in “restricted” industries.
In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, (i) that local governments shall abide by their commitments to the foreign investors; (ii) FlEs are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; (iii) mandatory technology transfer is prohibited; and (iv) the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within the PRC, may be freely remitted inward and outward in RMB or a foreign currency. Also, foreign investors or FlEs should assume legal liabilities for failing to report investment information in accordance with the requirements. Furthermore, the Foreign Investment Law provides that FlEs established prior to the effectiveness of the Foreign Investment Law may maintain their legal form and structure of corporate governance within five years after January 1, 2020.
On December 26, 2019, the State Council further issued the Implementation Rules of Foreign Investment Law, which came into effect on January 1, 2020, and replaced the Regulations on Implementing the PRC Equity Joint Venture Law, Provisional Regulations on the Duration of PRC Equity Joint Venture Law, the Regulations on Implementing the PRC Cooperative Joint Venture Law, and the Regulations on Implementing the PRC Wholly Foreign-owned Enterprise Law. The Regulations on Implementing the PRC Foreign Investment Law restates certain principles of the Foreign Investment Law and further provides that, among others, (i) if an FIE established prior to the effective date of the Foreign Investment Law fails to adjust its legal form or governance structure to comply with the provisions of the Companies Law of the PRC or the Partnership Enterprises Law of the PRC, as applicable, and complete amendment registration before January 1, 2025, the enterprise registration authority will not process other registration matters of the FIE and may public such non-compliance
thereafter; and (ii) the provisions regarding equity interest transfer and distribution of profits and remaining assets as stipulated in the contracts among the joint venture parties of an FIE established before the effective date of the Foreign Investment Law may, after adjustment of the legal form and governing structure of such FIE, remain binding upon the parties during the joint venture term of the enterprise.

On December 27, 2021, the NDRC, and the Ministry of Commerce promulgated the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition), or the 2021 Negative List, which came into effect on January 1, 2022. In addition, the NDRC and the Ministry of Commerce promulgated the Encouraged Industry Catalogue for Foreign Investment 2021 Edition), or the 2020 Encouraged Industry Catalogue, which was promulgated on December 27, 2020 and came into effect on January 27, 2021. Industries not listed in the 2021 Negative List and 2020 Encouraged Industry Catalogue are generally open for foreign investments unless specifically restricted by other PRC laws. The establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority equity interests in such joint ventures. In addition, foreign investment in projects in a restricted category is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category.
Pursuant to the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Invested Enterprises promulgated by the Ministry of Commerce on October 8, 2016, and amended in 2017 and 2018, establishment and changes of FlEs not subject to approvals under the special entry management measures shall be filed with the relevant commerce authorities. However, as the PRC Foreign Investment Law has taken effect, the Ministry of Commerce and the State Administration for Market Regulation, or the SAMR, jointly approved the Foreign Investment Information Report Measures on December 19, 2019, which has been in effect since January 1, 2020. According to the Foreign Investment Information Report Measures, which repealed the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Invested Enterprises, foreign investors or FlEs shall report their investment-related information to the competent local counterparts of the Ministry of Commerce through Enterprise Registration System and National Enterprise Credit Information Notification System.
Regulations on Value-Added Telecommunications Services
Regulations on Value-Added Telecommunications Services
The PRC Telecommunications Regulations, promulgated on September 25, 2000, by the State Council of the PRC and most recently amended in February 2016, are the primary regulations governing telecommunications services. Under the PRC Telecommunications Regulations, a telecommunications service provider is required to procure operating licenses from the MIIT, or its provincial counterparts, prior to the commencement of its operations, otherwise, such operator might be subject to sanctions including corrective orders and warnings from the competent administrative authority, fines and confiscation of illegal gains. In the case of serious violations, the operator’s websites may be ordered to be closed.
The PRC Telecommunications Regulations categorize telecommunication services in China as either basic telecommunications services or value-added telecommunications services, and value-added telecommunications services are defined as telecommunications and information services provided through public network infrastructures. The Administrative Measures for Telecommunications Business Operating License promulgated by the MIIT in June 2017, or the Telecom License Measures, set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining the licenses, and the administration and supervision of these licenses. Pursuant to the Telecom License Measures, a commercial operator of value-added telecommunication services must first obtain an operating license for value-added telecommunication business, or VATS License. The Telecom License Measures also provides that an operator providing value-added services in multiple provinces is required to obtain a cross-region VATS License, whereas an operator providing value-added services in one province is required to obtain an intra-provincial VATS License. Pursuant to the Telecom License Measures, any telecommunication services operator must conduct telecommunication business pursuant to the type and within the scope of business as specified in its VATS License.
Pursuant to the Catalog of Telecommunications Services promulgated by the Ministry of Information Industry of the PRC (the predecessor of the MIIT) on February 21, 2003, and last amended by the MIIT on June 6, 2019, internet information services fall within Class 2 value-added telecommunication services. The “information services” refer to the information services provided for users via the public communication network or the internet and by the information collection, development, processing and construction of information platforms. The Administrative Measures on Internet Information Services, which was promulgated by the State Council on September 25, 2000, and amended in 2011, sets out guidelines on the provision of internet information services. The Administrative Measures on Internet Information Services classifies internet information services into commercial internet information services and non-commercial
internet information services. Pursuant to the Administrative Measures on Internet Information Services, commercial internet information services refer to the provision with paid information or website production or other service activities to online users via the internet, and non-commercial
internet information services refer to the provision with free information that is in the public domain and openly accessible to online users via the internet. The Administrative Measures on Internet Information Services requires that a provider of commercial internet information services shall obtain a VATS License for internet information services. It further requires that a provider of non-commercial
internet information services shall carry out record-filing procedures with the provincial level counterparts of the MIIT.

Each of Shuidi Hubao, Shuidi Hulian, Zongqing Xiangqian, Miaoyi Hulian (Beijing) Technology Co., Ltd., Shuidi Insurance Brokerage, Beijing Tianxia Youzhi Technology Co., Ltd., Beijing Zongqing Xiangqian Health Technology Co., Ltd., Chongqing Hecheng Insurance Adjusting Co., Ltd., Tairui Insurance Agency Co., Ltd., Hainan Puluo Medical Technology Co., Ltd. and Beijing Yifan Fengshun Medical Technology Co., Ltd. has obtained the ICP Licence, a type of VATS License to provide internet information service.
Regulations on Foreign Investment Restriction on Value-Added Telecommunications Services
Pursuant to the 2021 Negative List, the equity ratio of foreign investment in the value-added telecommunications enterprises is subject to the cap of 50% except for the investment in
e-commerce
operation businesses, domestic multi-party communication businesses, information storage and re-transmission
businesses, and call center businesses.
Specifically, foreign direct investment in telecommunications companies in China is governed by the Administrative Regulations on Foreign-Invested Telecommunications Enterprises, which was promulgated by the State Council on December 11, 2001, and amended in 2008 and 2016. The regulations require that foreign-invested value-added telecommunications enterprises must be in the form of a Sino-foreign equity joint venture, and the ultimate capital contribution percentage by foreign investor(s) in a foreign-invested value-added telecommunications enterprise must not exceed 50%, other than certain exceptions. In addition, the main foreign investor who invests in a foreign-invested value-added telecommunications enterprise in China must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements shall obtain approvals from the MIIT, which retain considerable discretion in granting such approvals. On April 7, 2022, the State Council of the PRC issued the Decision to Amend and Abolish Certain Administrative Regulations, which makes amendments to the Administrative Regulations on Foreign-Invested Telecommunications Enterprises. The amendments include, among others, removing the performance and operational experience requirements for foreign investors that hold equity interest in PRC companies conducting value-added telecommunication business as set out in the Administrative Regulations on Foreign-Invested Telecommunications Enterprises. The amended regulations will take effect on May 1, 2022.
In 2006, the predecessor of the MIIT issued the Circular of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Business, according to which a foreign investor in the telecommunications services industry of China must establish an FIE and apply for a telecommunications businesses operation license. This circular further requires that: (i) PRC domestic telecommunications business enterprises must not lease, transfer or sell a telecommunications businesses operation license to a foreign investor through any form of transaction or provide resources, offices and working places, facilities or other assistance to support the illegal telecommunications services operations of a foreign investor; (ii) value-added telecommunications enterprises or their shareholders must directly own the domain names and trademarks used by such enterprises in their daily operations; (iii) each value-added telecommunications enterprise must have the necessary facilities for its approved business operations and maintain such facilities in the regions covered by its license; and (iv) all providers of value-added telecommunications services are required to maintain network and internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with the requirements in the circular and cause such non-compliance,
the MIIT or its local counterparts have the discretion to take measures against such license holder, including revoking its license for value-added telecommunications business.
Regulations on Insurance Industry
The insurance industry in the PRC is highly regulated. Between 1998 and 2018, the China Insurance Regulatory Commission, or the CIRC, was the regulatory authority responsible for the supervision of the Chinese insurance industry. In March 2018, the Chinese Banking and Insurance Regulatory Committee, or the CBIRC, was established as the result of the merger between the CIRC and the China Banking Regulatory Commission, replacing the CIRC as the regulatory authority for the supervision of the Chinese insurance industry. Insurance activities undertaken within the PRC are primarily governed by the Insurance Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress on June 30, 1995, and amended in 2015, and the related rules and regulations. The Insurance Law of the PRC, comprising general principles, insurance contracts, insurance institutions, insurance operational standards, supervision and regulation of the insurance industry, insurance agencies and insurance brokerage companies, legal liabilities and supplementary provisions, sets out the legal framework for regulating the insurance companies.

Regulations on Insurance Brokerage Business
Pursuant to the Insurance Law of the PRC, an insurance broker is an entity that, in the interest of the insurance applicants, provides intermediary services between the insurance applicants and the insurance companies for the conclusion of insurance contracts, and collects commissions for such services in accordance with relevant laws.
On May 1, 2018, the CIRC promulgated the Provisions on the Supervision and Administration of Insurance Brokers, or the Insurance Brokerage Provisions, which specifies the provisions regarding market access and exit, operating rules, industry self-discipline, monitor and inspection and legal obligations for insurance brokers.
Market Access
Pursuant to the Insurance Brokerage Provisions, to operate insurance brokerage businesses within the PRC, an insurance brokerage company shall satisfy the requirements stipulated by the CIRC and obtain an Insurance Brokerage License. The minimum registered capital of an insurance brokerage company that conducts business in regions not limited to the provincial level is RMB50 million. The minimum registered capital of an insurance brokerage company that conducts business within the provincial level is RMB10 million. An insurance brokerage company shall not operate insurance brokerage business until it obtains the license, and it shall register the relevant information in a regulatory information system as prescribed by the CIRC in time.
The Insurance Brokerage Provisions also requires an insurance brokerage company to procure professional liability insurance or pay a deposit within twenty days upon obtaining an Insurance Brokerage License. If an insurance brokerage company intends to procure professional liability insurance, it shall ensure that the insurance remains valid. The maximum compensation for each accident under the professional liability insurance procured by an insurance brokerage company shall be no less than RMB1 million.
One-year
accumulated maximum compensation shall be no less than RMB10 million and no less than the insurance brokerage company’s income from principal business in the previous year. If an insurance brokerage company intends to pay a deposit, the deposit shall be paid at 5% of its registered capital; if an insurance brokerage company increases its registered capital, the amount of the deposit shall be increased proportionately. The deposit shall be stored in a designated account in the form of a bank deposit in a commercial bank or in any other form approved by the CIRC. Under any of the following circumstances, an insurance brokerage company may use the deposit: (i) decrease of registered capital; (ii) cancellation of license; (iii) taking out of professional liability insurance in conformity with the conditions; or (iv) other circumstances provided by the CIRC. An insurance brokerage company shall report in written form to the local branch of the CIRC within five days from the day when it uses the deposit.
Operation Rules
Pursuant to the Insurance Brokerage Provisions, an insurance broker may operate all or part of the following businesses: (i) draft insurance plans for policyholders, select insurance companies and process insurance application formalities; (ii) assist insured parties or beneficiaries in making claims; (iii) carry out reinsurance brokerage businesses; (iv) provide advisory services on disaster prevention, loss prevention or risk evaluation and risk management to entrusting parties; and (v) any other insurance brokerage-related businesses stipulated by the CIRC.
An insurance broker is required to conduct insurance brokerage business within the business scope and business area of the underwriter. An insurance broker and its practitioners may not sell non-insurance
financial products, except for
non-insurance
financial products that have been approved by the relevant financial regulatory authorities. An insurance broker and its practitioners shall have the necessary qualifications before selling non-insurance
financial products.

The Insurance Brokerage Provisions also requires an insurance broker to set up a designated account book to record the income and expenditure of the insurance brokerage business. An insurance broker shall open an independent designated account for client funds. The following funds shall only be deposited in the designated account for client funds: (i) insurance premiums paid by policyholders to an insurance company; and (ii) surrender value and pay-outs
collected on behalf of policyholders, insured parties and beneficiaries. An insurance broker shall open an independent account for commissions it collects.
Services provided by Insurance Brokers and Their Practitioners
Pursuant to the Insurance Brokerage Provisions, an insurance broker and its practitioners shall not engage in the following acts or behaviors: (i) deceive or mislead the insurer, the applicant, the insured or the beneficiary; (ii) conceal any important circumstances relating to the insurance contract; (iii) obstruct the applicant from fulfilling his or her obligation to tell the truth, or induce the applicant not to fulfill the same; (iv) grant or commit to grant to the applicant, the insured or the beneficiary any interest other than that provided in the insurance contract; (v) compel or induce the applicant to enter or restrict the applicant from entry into an insurance contract by using their administrative power, position or the advantage of their profession and other improper means; (vi) forge or alter the insurance contract without authorization or providing false evidence for parties to the insurance contract; (vii) misappropriate, retain or embezzle the premiums or insurance benefits; (viii) make use of the advantages of the business to obtain improper benefits for other institutions or individuals; (ix) defraud insurance benefits in collusion with the applicant, the insured or the beneficiary; or (x) disclose trade secrets of the insurer, the applicant or the insured known during the business activities. An insurance broker and its practitioners shall not solicit or accept any remuneration or other property other than those as agreed upon in the contract and granted by any insurance company or its staff or take advantage of executing the insurance brokerage business to obtain other illegal benefits in the course of carrying out the insurance brokerage business.
Qualification for Insurance Brokerage Management Personnel and Practitioners
The Insurance Brokerage Provisions sets out the requirements for senior officers of an insurance broker, such as education, work experience and good character. It also provides that senior officers of an insurance broker shall obtain the employment qualification approved by the local branches of CIRC prior to the assumption of duty.
Pursuant to the Insurance Law of the PRC, the examination and approval of the qualification of insurance brokerage practitioners have been cancelled. Pursuant to the Insurance Brokerage Provisions and the Notice on Relevant Issues on the Administration of Practitioners of Insurance Intermediaries, which was promulgated by CIRC on August 5, 2015; before an insurance intermediary practitioner begins to practice, his/her employer shall complete the practicing registration in the insurance intermediary regulatory information system of the CIRC for him/her, and the qualification certificate shall not be served as a necessary condition for the administration of practicing registration.
Reward and Incentive
Pursuant to the Insurance Brokerage Provisions, an insurance broker may not set payment of fees or purchase of insurance products as a condition of employment, may not promise unreasonably high return, or take the number of persons introduced directly or indirectly or sales performance as the main basis of payroll calculation.
Pursuant to the Notice on Strictly Regulating Incentive Measures of Insurance Intermediaries promulgated by the CIRC on November 15, 2010, professional insurance intermediaries may only implement equity incentive measures for sales personnel of more than two consecutive years of practice experience within such intermediaries, and may not arbitrarily expand the scope of equity incentives for rapid business growth. In implementing incentives, professional insurance intermediaries may not: (i) conduct deceptive or misleading promotion for the incentive program, including exaggeration or arbitrarily promising uncertain earning from the future listing; (ii) induce sales personnel to purchase self-insurance or purchase insurance with borrowings for incentives; or (iii) offer client equity in the name of incentive as consideration for illicit interests. According to the Circular on Further Regulating the Incentive Plans of Professional Insurance Intermediary Institutions, promulgated on February 28, 2012, by the CIRC, all professional insurance intermediary institutions shall not, by way of connecting the equity incentive plan with their listing and exaggerating proceeds brought by their listing and other means, induce any of the general public to become a salesperson, or induce salespersons or clients to buy insurance products which are inconsistent with their actual insurance needs.

Regulations on Foreign Restriction on Insurance Brokerage
According to the Announcement of the CIRC on Permitting the Establishment of Wholly Foreign-invested Insurance Brokerage Companies by Foreign Insurance Brokerage Companies, which was promulgated by CIRC on December 11, 2006, and became effective on the same day, in five years following China’s accession into the WTO, the establishment of a wholly foreign owned enterprise to engage in insurance brokerage services shall be permitted. There shall be no other restrictions except those on the establishment conditions and business scopes. On April 27, 2018, the CBIRC promulgated the Notice on Relaxing Restrictions on the Business Scope of Foreign-Funded Insurance Brokerage Companies, which became effective on April 27, 2018. Pursuant to this notice, the foreign-funded insurance brokerage institutions that obtain insurance brokerage business permits upon approval by the insurance regulatory authority of the State Council may engage in the following insurance brokerage businesses within the PRC: (i) drafting insurance application proposals, selecting insurers, and undergoing the insurance application formalities for insurance applicants; (ii) assisting the insured parties or beneficiaries in claiming compensation; (iii) reinsurance brokerage business; (iv) providing disaster or loss prevention or risk evaluation and management advisory services; and (v) other businesses approved by the CBIRC.
On December 3, 2021, the General Office of the CBIRC issued the Circular on Clarifying Relevant Measures on Open up of Insurance Agency Markets, which provides that qualified foreign insurance brokerage companies with actual operation experience are allowed to set up insurance brokerage companies in China to conduct insurance brokerage business, and the following qualification requirements for the foreign investor of an insurance brokerage company are abolished (i) the foreign investor shall have engaged in insurance brokerage business for more than thirty years within the territories of World Trade Organization members; (ii) the foreign investor shall have established its representative office in China for two consecutive years; and (iii) the total assets of the foreign investor shall be no less than US$200 million as of the end of the year prior to its application.
Shuidi Insurance Brokerage, one of the subsidiaries of our variable interest entities, has obtained the license for conducting insurance brokerage business.
Regulations on Insurance Agency Business
Pursuant to the Insurance Law of PRC and the Provisions on the Supervision and Administration of Insurance Agencies, or the Insurance Agencies Provisions, which was promulgated on November 12, 2020 and came into effect on January 1, 2021, an insurance agency is an entity, which has been authorized by an insurer to transact insurance business on its behalf within the scope of authorization and gets in return agency’s commissions to be collected from the insurer.
Pursuant to the Insurance Agencies Provisions, a professional insurance agency engaging in insurance agency business within the territory of the PRC shall satisfy the qualification requirements specified by the insurance regulatory authority under the State Council and obtain the Insurance Agency License. The minimum registered capital of a professional insurance agency that conducts business in regions not limited to the provincial level is RMB50 million, while the minimum registered capital of a professional insurance agency that conducts business within the provincial level is RMB20 million. The registered capital of a professional insurance agency shall be paid-up
in full. The Insurance Agencies Provisions also stipulates the rules of market access, management qualifications, supervision and other matters of insurance agency.
According to the Insurance Agencies Provisions, an insurance agency may engage in the following insurance agency businesses: (i) sale of insurance products on behalf of the insurance companies; (ii) collection of insurance premium on behalf of the insurance companies; (iii) conducting loss surveys and handling claims of insurance businesses on behalf of the insurer principal; and (iv) other business activities approved by the insurance regulatory authority under the State Council. If a professional insurance agency engages in insurance agency businesses in other provinces other than that the province in which it is registered, it shall establish branches, and the business scope of such branches shall not go beyond the province where it locates.
Tairui Insurance Agency Co., Ltd., one of the subsidiaries of our variable interest entities, has obtained the license for conducting insurance agency business.

Regulations on Insurance Claims Adjusting Business
The principal regulation governing insurance adjusting firms is the Provisions on the Supervision and Administration of Insurance Adjustors, which was promulgated by the CIRC on February 1, 2018, and became effective on May 1, 2018. Pursuant to the Provisions on the Supervision and Administration of Insurance Adjustors, the term “insurance adjustment” refers to the assessment, survey, authentication, loss estimation and relevant risk assessment of the insured subject matters or the insurance incidents conducted by an appraisal firm and its professional appraisers upon the entrustment of the parties concerned. The term “insurance adjusting firm” refers to an entity and any of its branches which engages in the aforementioned businesses. To operate the insurance adjustment business, an insurance adjusting firm shall, within thirty days after the date of obtaining its business license, complete the filing with the CIRC and its local branches. In addition, an insurance adjusting firm shall have professional risk fund or procure professional liability insurance within twenty days upon completion of the filing.
According to the Provisions on the Supervision and Administration of Insurance Adjustors, an insurance adjusting firm should take the form of a company or a partnership in accordance with applicable law and retains claims adjustment practitioners to engage in insurance claims adjusting businesses. A claims adjusting firm in the form of a partnership must have at least two claims adjustors and two-thirds
of its partners should be claims adjustors, who have least three years’ working experience in claims adjustment and have no record of administrative penalties in relation to claims adjustment activities in the past three years. An insurance adjusting firm in the form of a company must have at least eight insurance assessors and two shareholders of which two-thirds
are insurance assessors who have least three years’ working experience in claims adjustment and have no record of administrative penalties in relation to claims adjustment activities in the past three years.
An insurance claims adjusting firm must meet certain requirements in order to engage in claims adjustment business, including, but not limited to, (i) its shareholders or its partners must meet the requirements mentioned above and its capital contribution must be self-owned, actual and lawful and must not be non-self-owned
capital in various forms such as a bank loan; and (ii) it must have adequate working capital to support its day-to-day
operation and risk undertaking in accordance with its business development plan. Pursuant to the Circular on the Filing and Regulation of Business Conducted by Insurance Adjusting Firms, promulgated by the CIRC on June 30, 2017, the working capital of an insurance adjusting firm with national business scope shall be no less than RMB2 million, and an insurance adjusting firm with regional business scope shall be no less than RMB1 million. The insurance adjusting firm shall enter into an escrow agreement with commercial banks regarding the working capital.
According to the Provisions on the Supervision and Administration of Insurance Adjustors, an insurance adjusting firm may engage in the following businesses: (i) inspecting and appraising the value of and assessing the risks of the subject matter before and after it is insured; (ii) surveying, inspecting, estimating the loss of, adjusting and disposing of the insured’s subject matter after loss has been incurred; (iii) risk management consulting; and (iv) other business activities approved by the CIRC. In addition, the insurance adjusting firms shall not engage in the following acts while working in the insurance adjusting business: (i) seeking illegitimate interests in the course of business; (ii) allowing other organizations to carry out insurance adjusting business in its name or carrying out insurance adjusting business in the name of other organizations; (iii) soliciting business by improper means, such as malicious price-cutting, payment of kickbacks, false advertising, or derogation or defamation of other insurance adjusting firms; (iv) accepting any businesses with conflicting interests; (v) accepting the commissions from two parties who have conflicts of interest when assessing the same subject matter; (vi) issuing false assessment reports or assessment reports with any material omission; (vii) employing or designating any individual who does not meet the requirements to engage in the insurance adjusting business; or (viii) any other act in violation of laws or administrative regulations.
An insurance claims adjustment practitioner must join an insurance claims adjusting firm to conduct insurance claims adjustment activities. The insurance claims adjusting firm to which he or she belongs must register his or her information with the CIRC’s Insurance Intermediary Supervision Information System. An adjustor can only conduct insurance adjustment activities for one insurance claims adjusting firm and can only be registered with the system through one insurance claims adjusting firm. At least two insurance claims adjustment practitioners must be appointed to undertake each case of insurance claims adjustment businesses and the claims adjustment report shall be signed by at least two insurance claims adjustment practitioners engaged in the claims adjustment activities and the seal of the claims adjusting firm to which he or she belongs shall be affixed thereto.

Chongqing Hecheng Insurance Adjusting Co., Ltd. has completed the filing with the local branch of the governmental authorities.
Regulations on Internet Insurance Business
On December 7, 2020, the CBIRC promulgated the Regulatory Measures for Online Insurance Business, or the Regulatory Measures, which became effective on February 1, 2021 and supersedes the Interim Regulatory Measures for Internet Insurance Business promulgated by the CIRC on July 22, 2015. Shuidi Insurance Brokerage conducts online insurance brokerage business and is subject to the Regulatory Measures.
Pursuant to the Regulatory Measures, “Internet insurance business” refers to the business whereby insurance institutions form insurance contracts or provide insurance services based on internet. Any entity which is not a qualified insurance institution (including the insurance company and insurance intermediary service providers, such as the insurance brokerage company and insurance agency company) is not allowed to conduct online insurance business, including without limitation consultation of insurance products, comparison of insurance products, trial calculation of insurance premiums, quotation and comparison of quotations, drafting insurance plans for policyholders, processing insurance application formalities and premium collection.
According to the Regulatory Measures, “self-operated online platform” refers to the online platform which is established and operated independently by an insurance institution for the purpose of engaging in internet insurance business. The Regulatory Measures requires that insurance institutions conducting online insurance business via their self-operated online platforms in the form of websites or mobile applications shall complete the filing with the competent authority for the operation of their websites and mobile applications. An insurance institution shall sell internet insurance products or provide insurance brokerage or insurance adjustment services via its self-operated online platform or the self-operated online platform of other insurance institutions, and the online insurance transactions being conducted through online interfaces shall be operated by insurance institutions only. In addition, the Regulatory Measures imposes technical IT requirements for insurance institutions engaged in online insurance business. For example, the self-operated online platforms with online insurance products sales or insuring functions and the information management systems and core business systems that support the operation of such self-operated online platforms shall be certified as Safety Level III Computer Information Systems or above level. As for the self-operated online platforms without online insurance products sales or insuring functions and the information management systems and core business systems that support the operation of such self-operated online platforms shall be certified as Safety Level II Computer Information Systems or above level.
The Regulatory Measures also sets out specific requirements in relation to marketing activities conducted by insurance institutions for the marketing and promotion of insurance products or insurance services via internet media, such as websites, websites and applications, in the form of text, pictures, audio, video or otherwise. An insurance institution shall comply with the Advertising Law of the PRC, laws and regulations on marketing of financial products and other relevant rules promulgated by the CBIRC when carrying out marketing activities to promote their insurance products and services. In addition, the Regulatory Measures also requires insurance institutions to regulate their marketing and sales activities for internet insurances products, including, among others, implementing management protocols on the qualification, training, and behavior of online insurance practitioners and protocols on approval of content on marketing and sales of online insurance products. The online insurance practitioners shall conduct marketing activities of online insurance products within the scope authorized by insurance institutions and disclose relevant information on their marketing web page, such as their personal information and insurance institution’s names. The marketing content published by the practitioners shall be uniformly made by insurance institutions. An insurance institution shall assume the primary responsibility for the internet insurance marketing activities conducted by itself and its practitioners.
The Regulatory Measures also sets forth specific operation and management requirements in relation to an insurance institution, including, among others, (i) an insurance institution shall adopt effective technical methods to verify the authenticity of each policyholder’s identity information, and completely record and keep the main internet insurance business process; (ii) an insurance institution shall complete practice registration for their personnel, and shall identify their qualification to engage in internet insurance business for public inquiry; (iii) the relevant fees paid by insurance companies to insurance intermediary service providers shall not be settled in cash; (iv) an insurance institution shall assume the primary responsibility for the protection of customer information, and shall collect, process and use personal information following the principles of legality, legitimacy and necessity, and ensure the security and legality of the collection, processing and use of information; and (v) an insurance institution shall make several internal operation plans and protocols, for example, an emergency response plan for the interruption of internet insurance business operation, an internal control protocol for anti-money laundering, a customer due diligence protocol, a protocol for keeping customer identity data and transaction records, a protocol for the reporting of large-value transactions and suspicious transactions and an anti-fraud protocol.

The Regulatory Measures sets out a
ramp-up
process allowing the insurance institutions to achieve full compliance in phases until February 1, 2022. Pursuant to the Regulatory Measures, the insurance institutions shall (i) complete the rectification of the issues on internal protocols, marketing activities, sales management and information disclosure within three months from the effective date of the Regulatory Measure; (ii) complete the rectification of other issues on business and operation within six months from the effective date hereof; and (iii) complete the authentication of classified cybersecurity protection of its self-operated online platform within twelve months from the effective date of the Regulatory Measure.
On April 14, 2016, the CIRC together with 14 authorities issued the Implementation Plan for the Special Campaign on Internet Insurance Risks, which sets out the overall framework for the rectification initiative dedicated to mitigation of online insurance risks, specifying that the special rectification initiative shall focus on regulating business operation model optimizing market environment and improving regulatory rules, to achieve the objective of parallel promotion of innovation and risk mitigation, and the healthy and sustainable development of online insurance.
On April 2, 2019, the CBIRC promulgated the Circular of the General Office of the CBIRC on Issuing the 2019 Plan for the Rectification of Chaos in the Insurance Intermediary Market, or the Rectification Plan, aiming to further curb the chaos of violations of laws and regulations in the insurance intermediary market. The Rectification Plan mainly includes three key tasks: (i) to ascertain insurance companies’ responsibility for management and control of various intermediary channels; (ii) to carefully investigate business compliance of insurance intermediaries; and (iii) to strengthen the rectification of insurance business of the third-party online platforms in cooperation with insurance institutions. Pursuant to the Rectification Plan, all insurance institutions (including insurance companies and insurance intermediaries) shall conduct internet insurance business, regulate the business cooperation with third-party online platforms, prohibit third-party platforms from illegally engaging in insurance intermediary business in accordance with the Interim Regulatory Measures for Internet Insurance Business and relevant regulations, and focus their rectification on the following: (i) whether the activities of any cooperative third-party online platform of the insurance institution and its employees are limited to providing sales support services such as insurance product display and description and web links, and whether it illegally engages in insurance sales, underwriting, settlement of claims, and surrender or other insurance business links; (ii) whether there is a cooperation between the insurance institution and any third-party online platform engaging in internet finance involving wealth management, peer-to-peer
lending and finance lease, etc.; (iii) whether the insurance institution performs the primary responsibility for supervising and managing its cooperative third-party platforms as required; (iv) whether all cooperative third-party online platforms of the insurance institution conform to relevant provisions of the Interim Regulatory Measures for Internet Insurance Business; (v) whether the insurance institution owns the interfaces where customers purchase insurance policies on its cooperative third-party online platforms and bears the compliance responsibility, and whether any of its third-party platforms engages in the collection of insurance premiums on its behalf and transfer of payments; (vi) whether each cooperative third-party online platform of the insurance institution discloses the information of all its cooperative insurance institutions at an eye-catching
position, and that of such third-party online platform disclosed on the information disclosure platform of the Insurance Association of China at an eye-catching
position, and indicates that the insurance business is provided by insurance institutions; and (vii) whether any cooperative third-party online platform of the insurance institution restricts such insurance institutions from accessing relevant information of customers in a truthful, complete and timely manner.
On June 22, 2020, the CBIRC promulgated the Circular on Regulating the Retrospective Management of Internet Insurance Sales Practices, which took effect on October 1, 2020, setting out requirements on various aspects of online sales by insurance institutions (including insurance companies and insurance intermediaries), including sales practices, record-keeping for backtracking sales, and disclosure requirements. The Circular on Regulating the Retrospective Management of Internet Insurance Sales Practices provides that, (i) online sales pages should be displayed only on insurance institutions’ self-operated online platforms and should be separated from non-sales
pages; (ii) important insurance clauses should be presented on a separate page and be confirmed by policyholders or insureds; and (iii) insurance institutions should keep records for five years after the expiry of the policy for policies with a term of one year or less and for ten years for policies with a term longer than one year for purposes of backtracking sales.

On August 5, 2021, the CBIRC published the Notice on Carrying Out Special Rectification of Internet Insurance Chaos, or the CBIRC Notice 87, which lays out a plan to identify and rectify key issues in the Internet insurance industry, including among others, hosting misleading sales, imposing excessively high service fees, and misuse of users’ information. The CBIRC Notice 87 provides, among others, the insurance companies shall (i) conduct comprehensive investigations on their Internet insurance business since 2020, and find out the weak links and violations in the Internet insurance business; (ii) clarify responsibility of business department and management and strictly implement rules on accountability for relevant responsible personnel; and (iii) strengthen internal control and compliance management, including without limitation, establish and improve the Internet insurance operation mechanism and compliance management system, regularly assess the security and effectiveness of the information system, and ensure compliance throughout the process of the Internet insurance business operation. In addition, the CBIRC Notice 87 requires the CBIRC and local counterparts of the CBIRC to conduct on-site
inspections in insurance institutions and require the insurance institutions and relevant regulatory authorities to report material risks and material issues to the CBIRC in a timely manner during the rectification.
On August 24, 2021, Beijing counterpart of the CBIRC issued the Notice on the Special Rectification of Issues Related to Internet Insurance Marketing and Publicity in Beijing, pursuant to which, the insurances companies and insurance professional intermediary agencies shall (i) immediately cease publishing Internet insurance marketing advertisements with excessive marketing and inducing consumption in the Beijing; (ii) establish management system related to the production, review, release, and effect evaluation of marketing and publicity content and prepare an Internet insurance marketing publicity management ledger in Beijing, and (iii) comprehensively evaluate the compliance of Internet insurance marketing advertisements published in Beijing, clarify the rectification measures, register them in the management ledger one by one, and report the management ledger to the Beijing counterpart of the CBIRC within the first 10 days of each quarter since the first quarter of 2022.
On October 12, 2021, the General Offices of the CBIRC issued the CBIRC Circular 108 to regulate the Internet life insurance business. The CBIRC Circular 108 provides, among others, that (i) the scope of Internet personal insurance products should be limited to accident insurance, health insurance (except care insurance), term life insurance, ordinary life insurance (except term life insurance) with an insurance period of more than 10 years and ordinary annuity insurance with an insurance period of more than 10 years, as well as other personal insurance products specified by the CBIRC; (ii) Internet personal insurance products that do not comply with the requirements under the CBIRC Circular 108 shall not be offered online; and (iii) each installment of premium of certain insurance products less than one year term, such as accident insurance and health insurance, shall be equal. In addition, the CBIRC Circular 108 provides the upper limit for the predetermined fee rate and average supplemental fee rate for certain insurance products. It further requires insurance intermediary institutions that conduct the sales of ordinary life insurance products (excluding fixed term life insurance) and annuity and pension insurance products longer than ten-year
term to meet certain conditions, including, among others, meeting the operation and service abilities for insurance companies, having not received any material administrative penalty or regulatory actions imposed or taken by any governmental authorities over the last twelve months. Furthermore, the customer service personnel of insurance intermediary institutions are not allowed to actively promote internet insurance products and their salary shall not be linked to the sales assessment indicators of Internet personal insurance business.
On December 31, 2021, the PBOC, the MIIT, the CAC, the CBIRC, the CSRC, the SAFE and the State Intellectual Property Office jointly published the draft Measures for the Administration of Online Marketing of Financial Products (Draft for Comments) for public comments. Pursuant to the draft, the third-party Internet platforms, such as website, application, mini program and we media, which provide online business premises, information interaction and transaction matching services to financial institutions for their online marketing activities, shall use the online marketing publicity contents verified and determined by the financial institutions for the marketing of financial products and such marketing publicity contents shall not be changed without authorization. If the operator of the third-party Internet platform fails to perform the fiduciary obligations as agreed, causes damages to the rights and interests of financial consumers or causes other adverse effects, it shall bear relevant responsibilities accordingly. Without the approval of the financial management department, the operator of the third-party Internet platform shall not engage in the sales business of financial products in any manner.

Regulations on Critical Illness Crowdfunding
Regulations on Donation Contract
The PRC Contract Law promulgated by the PRC National People’s Congress, in March 1999, governs the formation, validity, performance, enforcement and assignment of contracts. The PRC Civil Code which was promulgated by the PRC National People’s Congress in May 2020 and came into effect on January 1, 2021, incorporates the content of the PRC Contract Law and other PRC civil laws. The PRC Civil Code confirms the validity of donation contract between individuals and define the donation contract as a contract under which the donor agrees to donate his or her property to the beneficiary, and the beneficiary agrees to accept such donation. Under the PRC Civil Code, a donation contract may be subject to obligations and if the beneficiary fails to perform such obligations, the donor may rescind the donation and require the beneficiary to return the donated property.
Regulations on Critical Illness Crowdfunding
On August 30, 2016, the Ministry of Civil Affairs, or the MCA, the MIIT, the State Administration of Press, Publication, Radio, Film and Television and the Cyberspace Administration of the PRC, the predecessor of the National Radio and Television Administration of the PRC, issued the Administrative Measures for the Services of Public Crowdfunding Platform, which came into effect on September 1, 2016. According to the Administrative Measures for the Services of Public Crowdfunding Platform, when the individuals call for help to resolve their own or their families’ difficulties through radio, television, newspapers, network service providers or telecommunications operators, such service providers or operators shall appropriately indicate a risk reminder to the public, informing that the information published by such individual is not charitable public crowdfunding information and that the publisher is responsible for the veracity of such information.
On October 17, 2019, the Beijing Municipal People’s Government issued the Regulations on the Promotion of Charity in Beijing, which came into effect on January 1, 2020. The regulations provide that network service providers, when providing service to individuals who seek for help, shall be entitled to require such help seeker to provide relevant evidence, post risk reminder in a way easily identifiable by the public, and inform the public that such information is not charitable public crowdfunding information. It also requires that when receiving complaints and reports regarding to untruthful help-seeking information, network service providers should promptly take the necessary measures to eliminate and reduce the impact.
Regulations on Online Public Crowdfunding Information Platform
On March 16, 2016, the PRC National People’s Congress published the PRC Charity Law which came into effect on September 1, 2016. The PRC Charity Law defines the charity organization as a non-profit
organization duly established under the PRC Charity Law which aims to carry out charity activities. The PRC Charity Law defines charitable crowdfunding as the donations of property raised by charity organizations for charitable purposes. Pursuant to the PRC Charity Law, only charity organizations with permits from the MCA can carry out public charity crowdfunding.
Pursuant to the Administrative Measures for the Services of Public Crowdfunding Platform, public charity crowdfunding platform services refer to platform services provided by radio, television, newspapers, network service providers or telecom operators for charity organizations to carry out public charity crowdfunding or publish public charity crowdfunding information; online public charity crowdfunding platform service providers shall be designated by the MCA. The Administrative Measures for the Services of Public Crowdfunding Platform also provides certain requirements for public charity crowdfunding platform service providers, including: (i) public charity crowdfunding platform service providers shall inspect the charity organizations’ registration certificates and public charity crowdfunding permits; (ii) public charity crowdfunding platform service providers shall not accept donations on behalf of charity organizations; (iii) an agreement shall be entered into by and between parties involved in the public charity crowdfunding platform service to clarify each party’s rights and obligations regarding the truthfulness and other aspects of the public charity crowdfunding; (iv) public charity crowdfunding platform service providers shall promptly report to the MCA if violation of laws or regulations by charity organizations is discovered; and (v) public charity crowdfunding platform service providers shall record and preserve copies of charity organizations’ registration certificates and public charity crowdfunding permits, as well as relevant information published by charity organizations on the platform.

On July 20, 2017, the MCA issued two specifications, namely the Basic Technical Specifications for Online Public Crowdfunding Information Platforms for Charity Organizations and the Basic Management Specifications for Online Public Crowdfunding Information Platforms for Charity Organizations, further clarifying the requirements for online public charity crowdfunding information platforms from the aspects of technology and management, respectively.
On June 1, 2018, the MCA announced the Directory of Online Public Crowdfunding Information Platforms for Charity Organizations, pursuant to which twenty online platforms including our Waterdrop Charity platform are designated by the MCA as online public charity crowdfunding information platforms.
On October 28, 2021, the General Office of the State Council announced the Opinions of the General Office of the State Council on the Improvement of the Medical Security and Relief System for Serious and Critical Diseases, pursuant to which charitable organizations and other social organizations are encouraged to set up serious illness relief projects and play a supplementary role in such relief. In particular, the Opinions promote the development of online public crowdfunding information platforms and encourage sharing resource among platforms. The Opinions also provide to regulate the information release of Internet personal serious illness helping platforms.
Regulations on Mutual Aid Business
On December 20, 2016, the CIRC issued the Notice on Carrying out the Special Rectification on Illegal Insurance Business in the Form of Online Mutual Aid Plan. Pursuant to the Special Rectification on Illegal Insurance Business in the Form of Online Mutual Aid Plan, the entity conducting online mutual aid business shall not: (i) in any form promise solvency margin or mislead consumers to expect assured settlement, including promising in any form full settlement, using any previous mutual aid cases for publicity and marketing purposes, adopting any publicity approach that may mislead consumers to expect guarantee, or using any words similar to “ensure” or “guarantee;” (ii) use any insurance terms to promote mutual aid plan or compare the mutual aid plan to insurance products; (iii) make false and misleading publicity in the name of “insurance innovation” or “Internet-based insurance;” (iv) claim that mutual aid plans and the fund management are subject to government supervision; or (v) collect funds from the public in name of insurance premium or illegally set up cash pools.
Regulations on Internet Security
The Decision in Relation to Protection of Internet Security enacted by the Standing Committee of the National People’s Congress on December 28, 2000, as amended in August 2009, provides that, among other things, the following activities conducted through the internet, if constituted a crime under PRC laws, are subject to criminal punishment: (i) hacking into a computer or system of strategic importance; (ii) intentionally inventing and spreading destructive programs such as computer viruses to attack computer systems and communications networks, thus damaging computer systems and the communications networks; (iii) in violation of national regulations, discontinuing computer networks or the communications services without authorization; (iv) leaking state secrets; (v) spreading false commercial information; or (vi) infringing intellectual property rights through internet.
The Provisions on Technological Measures for Internet Security Protection, or the Internet Security Protection Measures, promulgated on December 13, 2005, by the Ministry of Public Security requires internet service providers and organizations that use interconnection implementing technical measures for internet security protection, like technical measures for preventing any matter or act that may endanger network security, for example, computer viruses, invasion or attacks to or destruction of the network. All internet access service providers are required to take measures to keep a record of and preserve user registration information. Under these measures, value-added telecommunications services license holders must regularly update information security and content control systems for their websites and must also report any public dissemination of prohibited content to local public security authorities. If a value-added telecommunications services license holder violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

On July 1, 2015, the Standing Committee of the National People’s Congress issued the PRC National Security Law, which came into effect on the same day. The National Security Law provides that the state shall safeguard the sovereignty, security and cyber security development interests of the state, and that the state shall establish a national security review and supervision system to review, among other things, foreign investment, key technologies, internet and information technology products and services, and other important activities that are likely to impact national security of China.
On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Cybersecurity Law, which came into effect on June 1, 2017, and applies to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in China. The Cybersecurity Law defines “networks” as systems that are composed of computers or other information terminals and relevant facilities used for the purpose of collecting, storing, transmitting, exchanging and processing information in accordance with certain rules and procedures. “Network operators,” who are broadly defined as owners and administrators of networks and network service providers, are subject to various security protection-related obligations, including: (i) complying with security protection obligations in accordance with tiered cybersecurity system’s protection requirements, which include formulating internal security management rules and manual, appointing cybersecurity responsible personnel, adopting technical measures to prevent computer viruses and cybersecurity endangering activities, adopting technical measures to monitor and record network operation status and cybersecurity events; (ii) formulating cybersecurity emergency response plans, timely handling security risks, initiating emergency response plans, taking appropriate remedial measures and reporting to regulatory authorities; and (iii) providing technical assistance and support for public security and national security authorities for protection of national security and criminal investigations in accordance with the law. Network service providers who do not comply with the Cybersecurity Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect in September 2021. The Data Security Law introduces a data classification and hierarchical protection system based on the materiality of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of persons or entities when such data is tampered with, destroyed, divulged, or illegally acquired or used. It also provides for a security review procedure for the data activities which may affect national security.
On December 28, 2021, the CAC published the Cybersecurity Review Measures, which became effective on February 15, 2022. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that purchase network products and services and network platform operators engaging in data processing activities that affect or may affect national security must be subject to the cybersecurity review. According to the Cybersecurity Review Measures, before purchasing any network products or services, a critical information infrastructure operator shall assess potential national security risks that may arise from the launch or use of such products or services, and apply for a cybersecurity review with the cybersecurity review office of CAC if national security will or may be affected. In addition, network platform operators who possess personal information of more than one million users, and intend to be listed at a foreign stock exchange must be subject to the cybersecurity review. The Cybersecurity Review Measures further elaborate the factors to be considered when assessing the national security risks of the relevant activities, including, among others: (i) the risk of any critical information infrastructure being illegally controlled, interfered, or sabotaged; (ii) the harm to the business continuity of any critical information infrastructure caused by the disruption of supply of these products and services; (iii) the security, openness, transparency and variety of sources of these products or services, the reliability of supply channels, as well as risks of supply interruptions due to factors such as politics, diplomacy and trade; (iv) the level of compliance with PRC laws and regulations of the product and service providers; (v) the risk of core data, important data, or a large amount of personal information being stolen, leaked, destroyed, and illegally used or cross-border transferred, (vi) the risk of critical information infrastructure, core data, important data, or a large amount of personal information being affected, controlled, or maliciously used by foreign governments and the cyber information security risk in connection with public offering, and (vii) other factors that may adversely affect the security of critical information infrastructures, cyber security or data security. If the cybersecurity review office of CAC deems it necessary to conduct a cybersecurity review, it should complete a preliminary review (including reaching a review conclusion suggestion and sending the review conclusion suggestion to the implementing body for the cybersecurity review mechanism and the relevant authorities for their comments) within 30 business days from the issuance of a written notice to the operator, or 45 business days for complicated cases. Upon the receipt of a review conclusion suggestion, the implementing body for the cybersecurity review mechanism and the relevant authorities for their comments shall issue a written reply within 15 business days. If the cybersecurity review office of CAC and these authorities reach a consensus, then the cybersecurity review office of CAC shall inform the operator in writing, otherwise, the case will go through a special review procedure. The special review procedure should be completed within 90 business days, or longer for complicated cases.
On August 17, 2021, the State Council promulgated the Regulations on Protection of Security of Critical Information Infrastructure, which took effect on September 1, 2021, and pursuant to which, “critical information infrastructures” refer to critical network facilities and information systems involved in important industries and sectors, such as public communication and information services, energy, transportation, water conservancy, finance, public services, governmental digital services, science and technology related to national defense industry, as well as those which may seriously endanger national security, national economy and citizen’s livelihood or public interests if damaged or malfunctioned, or if any leakage of data in relation thereto occurs. Pursuant to these regulations, critical information infrastructure operators shall establish a cybersecurity protection system and accountability system, and that the main responsible person of a critical information infrastructure operator shall take full responsibility for the security protection of the critical information infrastructures operated by it. In addition, the relevant governmental authorities are responsible for stipulating rules for the identification of critical information infrastructures with reference to several factors set forth in the regulations, and further identify the critical information infrastructure operators in the related industries in accordance with such rules. The relevant authorities shall also notify operators identified as the critical information infrastructure operators.
On October 29, 2021, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer (Draft for Comment). According to these measures, in addition to the self-risk assessment requirement for provision of any data outside China, a data processor shall apply to the competent cyberspace department for data security assessment and clearance of outbound data transfer in any of the following events: (i) outbound transfer of personal information and important data collected and generated by an operator of critical information infrastructure; (ii) outbound transfer of important data; (iii) outbound transfer of personal data by a data processor which has processed more than one million users’ personal data; (iv) outbound transfer of more than one hundred thousand users’ personal information or more than ten thousand users’ sensitive personal information cumulatively; and (v) such other circumstances where ex-ante
security assessment and evaluation of cross-border data transfer is required by the CAC.
On November 14, 2021, the CAC published the Administration Regulations on Network Data Security (Draft for Comments), or the Draft Measures for Network Data Security, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) overseas listing of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. In addition, the Draft Measures for Network Data Security also require Internet platform operators to establish platform rules, privacy policies and algorithm strategies related to data, and solicit public comments on their official websites and personal information protection related sections for no less than 30 working days when they formulate platform rules or privacy policies or makes any amendments that may have significant impacts on users’ rights and interests. The CAC solicited comments on this draft, but there is no timetable as to when it will be enacted.

On February 10, 2022, the MIIT issued the Measures for the Administration of Data Security in the Field of Industry and Information Technology, or the Draft Measures, for public comments. The Draft Measures are aimed to regulate the processing activities of data in the field of industry and information technology field conducted by relevant data processors in the PRC. Pursuant to the Draft Measures, data in the field of industry and information technology includes industrial data, telecommunication data and radio data generated and collected during the operation of relevant services, and the data processors in the field of industry and information technology include, among others, the operators of telecommunication services that have obtained relevant licenses for operation of telecommunication services. The Draft Measures provide for the classification of data in the field of industry and information technology as general, important, or core data, and provide specific requirements for the management of data classifications and data protection measures, including among others, data collection, storage, processing, transmission, disclosure, and destruction for data processors in the field of industry and information technology. In particular, data processors processing important data and core data are required to complete filing with relevant authorities for the catalogue of important data and core data. The filing information includes basic information on the data, such as category, classification, quantity, processing purposes and methods of data processing, scope of use, liable entities, data sharing, cross-border transfer of data and data security protection measures. If over 30% of the category or quantity of important and core data changes or there is any material change to other filing information, data processors shall update the filing information with the relevant authorities within three month after such change. Furthermore, the Draft Measures provide data security requirements for cross-border and data transfers for data processors. If a data processor needs to transfer data in cases of merger, restructuring, or bankruptcy, it shall make data transfer plan and notify users affected, and if the data to be transferred includes important and core data, it shall complete the filing with relevant authorities. In addition, the Draft Measures indicate that the legal representative or principal of the data processor should be the primary person held accountable for data security and the person in charge of data security should take direct responsibility for the security of data processing activities.
Regulations on Privacy Protection
Pursuant to the Decision on Strengthening the Protection of Online Information, issued by the Standing Committee of the National People’s Congress in 2012, and the Order for the Protection of Telecommunication and Internet User Personal Information, issued by the MIIT in 2013 and the Cybersecurity Law, any collection and use of a user’s personal information must be subject to the consent of the user, be legal, reasonable and necessary and be limited to specified purposes, methods and scopes. An internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering with or destroying any such information, or selling or providing such information to other parties. An internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. In case of any actual or potential leakage of the user personal information, internet information service providers must take immediate remedial measures and make timely report to the relevant regulatory authorities and inform users in accordance with the regulations. Any violation of these laws and regulations may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.
With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cybersecurity Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the protection of personal information. Furthermore, app operators must not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in (i) violation of laws or regulations, or (ii) breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by the MIIT on October 31, 2019. On November 28, 2019, the Cyberspace Administration of China, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly seen illegal practices of apps operators in terms of the protection of personal information, including: “failure to publicize rules for collecting and using personal information”; “failure to expressly state the purpose, manner and scope of collecting and using personal information”; “collection and use of personal information without consent of users of the App”; “collecting personal information irrelevant to the services provided by the app in violation of the principle of necessity,” “provision of personal information to others without users’ consent”; “failure to provide the function of deleting or correcting personal information as required by laws”; and “failure to publish information such as methods for complaints and reporting.” Any of the following acts, among others, of an app operator will constitute “collection and use of personal information without consent of users:” (i) collecting any user’s personal information or activating the permission for collecting any user’s personal information without obtaining such user’s consent; (ii) collecting personal information or activating the permission for collecting the personal information of any user who explicitly refuses such collection, or repeatedly seeking any user’s consent such that the user’s normal use of such app is disturbed; (iii) collecting any user’s personal information which has been actually collected by the app operator or activating the permission for collecting any user’s personal information by the app operator that is beyond the scope of personal information which the user authorizes the app operator to collect; (iv) seeking any user’s consent in a non-explicit
manner; (v) modifying any user’s settings for activating the permission for collecting any personal information without such user’s consent; (vi) using users’ personal information and any algorithms to directionally push any information, without providing the option of non-directed
pushing of such information; (vii) misleading users to permit collecting their personal information or activating the permission for collecting the users’ personal information by improper methods, such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their permission for collecting personal information; and (ix) collecting and using personal information in violation of the rules for collecting and using personal information promulgated by the app operator.

Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued in 2013, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations.
Pursuant to the PRC Civil Code, which came into effect on January 1, 2021, the information processor shall take technical measures and other necessary measures to protect the personal information collected and stored by it and to prevent any information from being leaked, falsified and lost. In the event that any personal information is or may be leaked, falsified or lost, the information processor shall take immediate remedial measures, inform the natural person concerned and escalate such situation to the competent department as required.
On August 20, 2021, the Standing Committee of the National Peoples’ Congress issued the PRC Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection. The PRC Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law, and promoting the reasonable use of personal information. Personal information, as defined in the PRC Personal Information Protection Law, refers to information related to identified or identifiable natural persons and recorded by electronic or other means, but excluding the anonymized information. The PRC Personal Information Protection Law provides the circumstances under which a personal information processor could process personal information, which include but not limited to, where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which the individual is a contractual party. It also stipulates certain specific rules with respect to the obligations of a personal information processor, such as to inform the purpose and method of processing to the individuals, and the obligation of the third party who has access to the personal information by way of co-processing
or delegation.
According to the Insurance Brokerage Provisions, Insurance Agencies Provisions and the Provisions on the Supervision and Administration of Insurance Adjustors, the insurance brokers, insurance agencies, insurance adjusting firms and their practitioners shall not disclose trade secrets of the insurer, the applicant and the insured known during business activities.
Regulations on Intellectual Property Rights
Patent Law
According to the PRC Patent Law (2020 Revision), the State Intellectual Property Office is responsible for administering patent law in China. The patent administration departments of the provincial, autonomous region and municipal governments are responsible for administering patent law within their respective jurisdictions. The PRC patent system adopts a first-to-file
principle, which means that when more than one person files different patent applications for the same invention, only the person who files the application first is entitled to obtain a patent of the invention. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness, and practicability. A patent is valid for twenty years in the case of an invention and ten years in the case of utility models and designs.

Regulations on Copyright
The PRC Copyright Law, which became effective on June 1, 1991 and was amended in 2001, 2010 and 2020, provides that Chinese citizens, legal persons, or other organizations own copyright in their copyrightable works, whether published or not, which include, works of literature, art, natural science, social science, engineering technology, and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship, and right of reproduction. The Copyright Law as revised in 2010 extends copyright protection to internet activities, products disseminated over the internet, and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center. Pursuant to the Copyright Law, an infringer of copyrights is subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners, and compensating the loss of the copyright owners. Infringers of copyrights may also be subject to fines and/or administrative or criminal liabilities in severe situations.
Pursuant to the Computer Software Copyright Protection Regulations promulgated by the State Council on December 20, 2001 and amended in 2013, the software copyright owner may go through the registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. The software copyright owner may authorize others to exercise that copyright and is entitled to receive remuneration.
Trademark Law
Trademarks are protected under the PRC Trademark Law, which was adopted on August 23, 1982 and subsequently amended in 1993, 2001, 2013, and 2019, and the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and most recently amended in 2014. The Trademark Office under the State Administration for Market Regulation (formally known as the State Administration for Industry and Commerce) handles trademark registrations. The Trademark Office grants a ten-year
term to registered trademarks and the term may be renewed for another ten-year
period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for the record. As with patents, the Trademark Law has adopted a first-to-file
principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such a trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such other party’s use.
Regulations on Domain Names
The MIIT promulgated the Measures on Administration of Internet Domain Names on August 24, 2017, which became effective on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Names promulgated by the MIIT on November 5, 2004. Pursuant to these measures, the MIIT oversees the administration of PRC Internet domain names. The domain name registration follows a first-to-file
principle. Applicants for registration of domain names must provide the true, accurate, and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.
Regulations on Foreign Exchange
General Administration of Foreign Exchange
Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and most recently amended in 2008 and various regulations issued by the State Administration of Foreign Exchange, or SAFE, and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside China for capital account items, such as direct equity investments, loans, and repatriation of investment, requires the prior approval from SAFE or its local branch.

Payments for transactions that take place in China must be made in Renminbi. Unless otherwise approved, PRC companies may not repatriate foreign currency payments received from abroad or retain the same abroad. FlEs may retain foreign exchange proceeds in accounts with designated foreign exchange banks under the current account items subject to a cap set by SAFE or its local branch. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.
Pursuant to the Circular of SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, which was promulgated on November 19, 2012, became effective on December 17, 2012, and was further amended in 2015, 2018 and 2019, approval of SAFE is not required for opening a foreign exchange account and depositing foreign exchange proceeds into the accounts relating to the direct investments. This circular also simplifies foreign exchange-related registration required for foreign investors to acquire equity interests of PRC companies and further improves the administration on foreign exchange settlement for FlEs.
The Circular on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Circular 13, which became effective on June 1, 2015 and was amended in 2019, cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration. Pursuant to the SAFE Circular 13, when setting up a new FIE, investors should register with banks for direct domestic investment and direct overseas investment.
The Circular on Reforming the Management Approach Regarding the Settlement of Foreign Capital of Foreign-Invested Enterprise, which was promulgated on March 30, 2015, became effective on June 1, 2015, and was amended on December 30, 2019, provides that an FIE may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to this circular: FlEs are allowed to settle 100% of their foreign exchange capital on a discretionary basis; an FIE should truthfully use its capital for its own operational purposes within the scope of its business; and where an ordinary FIE makes domestic equity investment with the amount of foreign exchanges settled, the FIE must first go through domestic re-investment
registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.
The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, which was promulgated and became effective on June 9, 2016, provides that enterprises registered in China may also convert their foreign debts from foreign currency into Renminbi on a self- discretionary basis. This circular also provides an integrated standard for conversion of foreign exchange under capital account items (including, but not limited to, foreign currency capital and foreign debts) on a self-discretionary basis, which applies to all enterprises registered in China.
On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including: (i) banks should check board resolutions regarding profit distribution, the original version of tax filing records, and audited financial statements pursuant to the principle of genuine transactions; and (ii) domestic entities should hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to this circular, domestic entities should make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts, and other proof when completing the registration procedures in connection with an outbound investment.

On October 23, 2019, SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, which, among other things, allows all FlEs to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since this circular is newly promulgated, it is unclear how SAFE and competent banks will carry it out in practice.
Based on the foregoing, if we intend to provide funding to our wholly foreign-owned subsidiaries through capital injection at or after their establishment, we must register the establishment of and any follow-on
capital increase in our wholly foreign-owned subsidiaries with the SAMR or its local counterparts, file such via the enterprise registration system, and register such with the local banks for the foreign exchange-related matters.
Loans by the Foreign Companies to Their PRC Subsidiaries
A loan made by foreign investors as shareholders in an FIE is considered foreign debt in China and is regulated by various laws and regulations, including the PRC Regulation on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debt Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of Foreign Debt, and the Administrative Measures for Registration of Foreign Debt. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within fifteen business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the balance of the foreign debts of an FIE cannot exceed the difference between the total investment and the registered capital of the FIE.
On January 12, 2017, the People’s Bank of China, or the PBOC, promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9. Pursuant to PBOC Notice No. 9, within a transition period of one year from January 12, 2017, FlEs may adopt the currently valid foreign debt management mechanism, or the mechanism as provided in PBOC Notice No. 9, at their own discretions. PBOC Notice No. 9 provides that enterprises may conduct independent cross-border financing in Renminbi or foreign currencies as required. Pursuant to PBOC Notice No. 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) will be calculated using a risk-weighted approach and cannot exceed certain specified upper limits. PBOC Notice No. 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for an enterprise is 200% of its net assets, or the Net Asset Limits. Enterprises must file with SAFE in its capital item information system after entering into the relevant cross-border financing contracts and prior to three business days before drawing any money from the foreign debts.
Based on the foregoing, if we provide funding to our wholly foreign-owned subsidiaries through shareholder loans, the balance of such loans (i) cannot exceed the difference between the total investment and the registered capital of the subsidiaries and we will need to register such loans with SAFE or its local branches in the event that the currently valid foreign debt management mechanism applies, or (ii) will be subject to the risk-weighted approach and the Net Asset Limits and we will need to file the loans with SAFE in its information system in the event that the mechanism as provided in PBOC Notice No. 9 applies. Pursuant to PBOC Notice No. 9, after a transition period of one year from January 11, 2017, the PBOC and SAFE would determine the cross-border financing administration mechanism for the FlEs after evaluating the overall implementation of PBOC Notice No. 9. As of the date hereof, neither the PBOC nor SAFE has promulgated and made public any further rules, regulations, notices, or circulars in this regard. It is uncertain which mechanism will be adopted by the PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries.
Offshore Investment
Under the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to the establishment or control of an offshore special purpose vehicle, which is defined as an offshore enterprise directly established or indirectly controlled by PRC residents for investment and financing purposes, with the enterprise assets or interests PRC residents hold in China or overseas. The term “control” means to obtain the operation rights, right to proceeds, or decision-making power of a special purpose vehicle through acquisition, trust, holding shares on behalf of others, voting rights, repurchase, convertible bonds, or other means. An amendment to registration or subsequent filing with the local SAFE branch by such PRC residents is also required if there is any change in the basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-Trip Investment regarding the procedures for SAFE registration under SAFE Circular 37, which became effective on July 4, 2014, as an attachment of SAFE Circular 37.

Under the relevant rules, failure to comply with the registration procedures set forth in SAFE Circular 37 may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.
Regulations on Dividend Distribution
The principal laws and regulations regulating the distribution of dividends by FlEs in China include the PRC Company Law, as amended in 2004, 2005, 2013, and 2018, and the 2019 PRC Foreign Investment Law and its Implementation Rules. Under the current regulatory regime in China, FlEs in China may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax
profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital, unless laws regarding foreign investment provide otherwise. A PRC company cannot distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.
Regulations on Taxation
Enterprise Income Tax
On March 16, 2007, the National People’s Congress promulgated the PRC Enterprise Income Tax Law, which was amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Enterprise Income Tax Law, which became effective on January 1, 2008 and was amended on April 23, 2019. Under the Enterprise Income Tax Law and the relevant implementing regulations, both resident enterprises and non-resident
enterprises are subject to tax in China. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within China.
Non-resident
enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside China, but have established institutions or premises in China, or have no such established institutions or premises but have income generated from inside China. Under the Enterprise Income Tax Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident
enterprises have not formed permanent establishments or premises in China, or if they have formed permanent establishments or premises in China but there is no actual relationship between the relevant income derived in China and the established institutions or premises set up by them, withholding income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.
Value-Added Tax
The PRC Provisional Regulations on Value-Added Tax were promulgated by the State Council on December 13, 1993, became effective on January 1, 1994, and were subsequently amended from time to time. The Detailed Rules for the Implementation of the PRC Provisional Regulations on Value-Added Tax (2011 Revision) were promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended in 2008 and 2011. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the PRC Provisional Regulations on Business Tax and Amending the PRC Provisional Regulations on Value-Added Tax. Pursuant to these regulations, rules and decisions, all enterprises and individuals engaged in sale of goods, provision of processing, repair, and replacement services, sales of services, intangible assets, real property, and the importation of goods within the PRC are value-added tax, or VAT, taxpayers. On March 20, 2019, the Ministry of Finance, the State Administration of Taxation, or SAT, and the General Administration of Customs jointly issued the Announcement on Relevant Policies on Deepening the Reform of Value-Added Tax. Pursuant to this announcement, the generally applicable VAT rates are simplified as 13%, 9%, 6%, and 0%, which became effective on April 1, 2019, and the VAT rate applicable to the small-scale taxpayers is 3%.

Dividend Withholding Tax
The Enterprise Income Tax Law and its implementation rules provide that since January 1, 2008, an income tax rate of 10% will normally apply to dividends declared to non-PRC
resident investors that do not have an establishment or place of business in China, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within China.
Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have met the relevant conditions and requirements under this arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009, if the relevant PRC tax authorities determine, in their discretions, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven,
such PRC tax authorities may adjust the preferential tax treatment. Pursuant to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by SAT and became effective on April 1, 2018, when determining the applicant’s status as the “beneficial owner” regarding tax treatment in connection with dividends, interests, or royalties in the tax treaties, several factors, including, without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant any tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and such factors will be analyzed according to the actual circumstances of the specific cases.
Tax on Indirect Transfer
On February 3, 2015, SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non PRC Resident Enterprises, or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC
resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” in the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have a real commercial nature which is evidenced by their actual function and risk exposure. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares are acquired on a public stock exchange. On October 17, 2017, SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of
Non-
resident Enterprise Income Tax at Source, or Bulletin 37, which was amended by the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents issued on June 15, 2018 by SAT. Bulletin 37 further elaborates the relevant implemental rules regarding the calculation, reporting, and payment obligations of the withholding tax by the non-resident
enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of Bulletin 7. Bulletin 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident
enterprises, being the transferors, are involved.

Regulations on Employment
Labor Contract Law
The PRC Labor Contract Law, which became effective on January 1, 2008 and amended in 2012, primarily aims at regulating rights and obligations of employment relationships, including the establishment, performance, and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts must be executed in writing if labor relationships are to be or have been established between employers and employees. Employers are prohibited from forcing employees to work above certain time limits and employers must pay employees for overtime work in accordance with national regulations. In addition, employees’ wages must not be lower than local standards on minimum wages and must be paid to employees in a timely manner.
Social Insurance
As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for
Old-Aged
Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999, and the PRC Social Insurance Law implemented on July 1, 2011 and amended on December 29, 2018, employers are required to provide their employees in China with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be ordered to rectify the non-compliance
and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the relevant contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue. On July 20, 2018, the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated that SAT will become solely responsible for collecting social insurance premiums.
Housing Fund
In accordance with the Regulations on the Administration of Housing Funds, which was promulgated by the State Council in 1999 and amended in 2002 and 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employers and employees are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.
Regulations on Share Incentive Plans
Pursuant to the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, which was issued by SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of a publicly listed overseas company and who are PRC citizens or non-PRC
citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to register with SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures.
In addition, SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in China who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock options or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may be subject to sanctions imposed by the tax authorities or other PRC governmental authorities.

M&A Rules and Overseas Listing
On August 8, 2006, six PRC governmental and regulatory agencies, including the Ministry of Commerce and the CSRC, promulgated the M&A Rules governing the mergers and acquisitions of domestic enterprises by foreign investors, which became effective on September 8, 2006, and was revised in 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or PRC citizens intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC citizens, such acquisition must be submitted to the Ministry of Commerce for approval. The M&A Rules also require that an offshore special purpose vehicle, or a special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by PRC companies or individuals, shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. See “Risk Factors — The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions.”
On December 24, 2021, the CSRC published the Administrative Provisions and the Draft Measures, for public comments. Pursuant to these drafts, PRC domestic companies that directly or indirectly offer or list their securities in an overseas market, including a PRC company limited by shares and an offshore company whose main business operations are in China and intends to offer shares or be listed in an overseas market based on its onshore equities, assets or similar interests, are required to file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. Failure to complete the filing under the Administrative Provisions may subject the domestic enterprise to a warning or a fine of one to ten million RMB. If the circumstances are serious, the domestic enterprise may be ordered to suspend its business or suspend its business pending rectification, or its permits or businesses license may be revoked. The Draft Measures also provide that a PRC domestic company must file with the CSRC within three business days for its follow on offering of securities or issue of securities to purchase assets after it is listed in an overseas market. However, there is no timetable as to when these drafts will be enacted.
C.
Organizational Structure
For the chart illustrating our company’s organizational structure, see the outset of “Item 3. Key Information.”
Contractual Arrangements with the Variable Interest Entities and Their Shareholders
Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership and investment in internet-based businesses such as the value-added telecommunication services. We are an exempted company incorporated in the Cayman Islands. Absolute Health is our PRC subsidiary and a foreign-invested enterprise under PRC laws.
To comply with PRC laws and regulations, we conduct certain of our business in China through Zhuiqiu Jizhi, Shuidi Hubao, Shuidi Hulian, Zongqing Xiangqian and Guangmu Weichen, the variable interest entities in the PRC, based on a series of contractual arrangements by and among Absolute Health, the VIEs and their shareholders. We refer to Absolute Health as our WFOE, and Zhuiqiu Jizhi, Shuidi Hubao, Shuidi Hulian, Zongqing Xiangqian and Guangmu Weichen as the VIEs in this annual report.
Our contractual arrangements with the VIEs and their respective shareholders allow us to (i) exercise effective control over the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law.
As a result of our direct ownership in our WFOE and the contractual arrangements with the VIEs, we are regarded as the primary beneficiary of the VIEs, and we treat them and their subsidiaries as our variable interest entities under U.S. GAAP. We have consolidated the financial results of the VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

Agreements that provide us with effective control over the VIEs
Powers of Attorney.
Pursuant to the powers of attorney, between our WFOE and the shareholders of the VIEs, each of the shareholders of the VIEs has executed a power of attorney to irrevocably authorize our WFOE, or any person designated by our WFOE, to act as his attorney-in-fact
to exercise all of his rights as a shareholder of the VIE, including, but not limited to, the right to (i) propose, convene and attend shareholders’ meetings, (ii) vote on any resolution on behalf of the shareholders that require the shareholders to vote under PRC law and the VIE’s articles of association, such as the sale, transfer, pledge and disposal of all or part of a shareholder’s equity interest in the VIE, and (iii) designate and appoint the VIE’s legal representative, director, supervisor, manager and other senior management members on behalf of the shareholders. The powers of attorney will remain effective until such shareholder ceases to be a shareholder of the VIE.
Loan Agreements.
Pursuant to the loan agreement between our WFOE and each of the shareholders of Zongqing Xiangqian, our WFOE extended loans to the shareholders of Zongqing Xiangqian, who had contributed the loan principals to Zongqing Xiangqian mainly as registered capital. The shareholders of Zongqing Xiangqian may repay the loans only by transferring their respective equity interests in Zongqing Xiangqian to WFOE or its designated person(s) pursuant to the exclusive option agreements. Each loan shall be interest-free unless, in the event of a transfer of equity interests by a shareholder of Zongqing Xiangqian to our WFOE or its designated person(s) pursuant to the exclusive option agreement, the transfer price exceeds the loan principal. The excess over the loan principal shall be deemed the interest of the loan to the extent permitted under PRC law. These loan agreements will remain effective until the date of full performance by the parties of their respective obligations thereunder. The loan agreement among our WFOE, Zhuiqiu Jizhi and the shareholders of Zhuiqiu Jizhi are substantially the same.
Equity Interest Pledge Agreements.
Pursuant to the equity interest pledge agreements, among our WFOE, the VIEs and the shareholders of the VIEs, the shareholders of the VIEs have pledged all of their respective equity interests in the VIEs to our WFOE to guarantee performance of the obligations of the VIEs and their shareholders under the exclusive business cooperation agreements, the powers of attorney, the exclusive option agreements and loan agreements (as applicable). In the event of a breach by the VIEs or any of their shareholders of contractual obligations under these contractual arrangements, our WFOE, as pledgee, will have the right to request for enforcement of the pledge and dispose of the pledged equity interests in the VIEs and will have priority in receiving the proceeds from such disposal. The VIEs and the shareholders of the VIEs also covenant that, without the prior written consent of our WFOE, they shall not transfer the pledged equity interests, create or allow any new pledge or any other encumbrance on the pledged equity interests. The equity interest pledge agreements will remain effective until the contractual obligations are fully fulfilled.
We have completed the registration of the equity interest pledge under the equity interest pledge agreements in relation to the VIEs with the relevant offices of the State Administration of Market Regulation in accordance with the PRC Civil Code.
Agreements that allow us to receive economic benefits from the VIEs
Exclusive Business Cooperation Agreements.
Pursuant to the exclusive business cooperation agreements, between our WFOE and the VIEs, our WFOE has the exclusive right to provide the VIEs with consulting, technical services and other services required by the VIEs’ business. Without our WFOE’s prior written consent, the VIEs may not accept the same or similar consulting, technical services and other services provided by any third party during the term of the agreement. The VIEs agree to pay our WFOE service fees based on the operating profit generated by the VIEs on an annual basis. Our WFOE has the exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive business cooperation agreement. To guarantee the VIEs’ performance of their obligations thereunder, the shareholders of the VIEs have pledged all of their equity interests in the VIEs to our WFOE pursuant to the equity interest pledge agreement. The exclusive business cooperation agreement will remain effective, unless otherwise terminated by our WFOE in writing or based on conditions expressly stipulated in the exclusive business cooperation agreements.

Agreements that provide us with the option to purchase the equity interests in the VIEs
Exclusive Option Agreements
. Pursuant to the exclusive option agreements, among our WFOE, the VIEs and the shareholders of the VIEs, each of the shareholders has irrevocably granted our WFOE, or any person or persons designated by our WFOE, an exclusive option to purchase all or part of his equity interests in the VIE, and the VIE has agreed to such grant of options. Our WFOE may exercise such options at a price equal to the higher of RMB1 or the lowest price as permitted by applicable PRC laws at the time of transfer of equity or an amount equal to the registered capital contributed by the relevant shareholder. The VIEs and the shareholders of the VIEs covenant that, without our WFOE’s prior written consent, they will not, among other things, (i) supplement, change or amend the VIEs’ articles of association and bylaws, (ii) increase or decrease the VIEs’ registered capital or change the structure of registered capital, (iii) create any pledge or encumbrance on their equity interests in the VIEs, other than those created under the equity interest pledge agreements, (iv) sell, transfer, mortgage, or dispose of their equity interests in and any material assets of the VIEs and any legal or beneficial interests in the business or revenue of the VIEs, (v) enter into any material contracts by the VIEs, except in the ordinary course of business, or (vi) merge or consolidate the VIEs with any other entity. These agreements will remain effective till all of the equity interests of the relevant VIEs have been transferred to our WFOE and/or its designated person.
Spousal Consent Letters
. The spouses of the individual shareholders of the VIEs have each signed a spousal consent letter agreeing that the equity interests in the VIEs held by and registered under the name of the respective individual shareholders will be disposed pursuant to the contractual agreements with our WFOE, without seeking further authorization or consent of such spouses. Each spouse agreed not to assert any rights over the equity interests in the VIEs held by the respective individual shareholders.
In the opinion of Han Kun Law Offices, our PRC legal counsel:

•	the ownership structures of the VIEs in China and our WFOE currently do not and will not result in violation of any explicit provisions of PRC laws, rules or regulations currently in effect; and

•
each of the agreements under the contractual arrangements among our WFOE, the VIEs and their respective shareholders governed by PRC law, rules and regulations currently is valid, binding and enforceable, and will not result in violation of any explicit provisions of PRC laws, rules or regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”
D.
Property, Plant and Equipment
We lease premises of approximately 12,528 square meters as of December 31, 2021 for our corporate headquarters in Beijing, China. We also lease offices in various other cities, with an aggregate area of approximately 29,191 square meters as of December 31, 2021. These leases vary in duration from one to three years.

Item 4A.	Unresolved Staff Comments
None.

Item 5.	Operating and Financial Review and Prospects
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.
A.
Operating Results
Key Factors Affecting Our Results of Operations
We benefit from the rapid development of healthcare and insurance industries, in particular health and life insurance industry, in China. Meanwhile, we operate in a highly regulated industry in China, and the regulatory regime continues to evolve. Regulatory changes may affect our growth potential as well as the competitive landscape of the market.
While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by company-specific factors, including the following major ones:
Expansion and retention of consumer base
Brokerage income earned from insurance carriers through our Waterdrop Insurance Marketplace is the main source of our revenue, which is significantly affected by the number of insurance consumers on the Waterdrop Insurance Marketplace.
Our insurance consumers come from both internal and external sources. In terms of internal source, our medical crowdfunding operation direct substantial traffic to our insurance marketplace. Historically, our mutual aid operation also directed traffic to our insurance marketplace. Moreover, existing consumers attracted to our Waterdrop Insurance Marketplace also constituted an internal source of consumers and contributed to our business growth. Specifically, the repeat purchase of a short-term insurance product by a returning consumer after his or her existing short-term policy expires or a new purchase of another insurance product with additional or different coverage by a returning consumer also contributed to FYP growth. We see the internal source of consumer traffic as an important consumer acquisition resource to us, and in addition we consider this cohort of consumers with stronger awareness of insurance protection and stronger interest in the content and product offerings on our platforms, and more loyal to our services. In 2019, 2020 and 2021, this cohort of consumers contributed approximately 65.2%, 55.1% and 50.4% of the FYP generated through Waterdrop Insurance Marketplace. Our renewal rate for short-term products increased from 54.6% in 2020 to 80.9% in 2021. We will continue to strengthen our brand to attract and retain more insurance consumers from this source.
In order to continuously diversify our consumer acquisition channels, we also cooperate with other third-party traffic channels to grow our insurance consumer base. In 2019, 2020 and 2021, approximately 34.8%, 44.9% and 49.6% of the FYP generated through Waterdrop Insurance Marketplace was sourced from third-party traffic channels, respectively. We have faith in our competitive advantages in consumer acquisition cost, as a result of our brand recognition, data insights into insurance consumers, and deep cooperation with major traffic providers in China’s internet business.

Our consumer base experienced rapid growth in the past three years. As of December 31, 2019, 2020 and 2021, the cumulative number of paying insurance consumers was approximately 8.8 million, 19.2 million and 28.2 million. Aside from the consumers, we also had 17.2 million, 60.3 million and 82.2 million cumulative gift insurance policyholders as of December 31, 2019, 2020 and 2021 who subscribed to insurance policies through us for free as a result of our promotional activities. These policyholders form a promising base of potential insurance consumers from a user conversion perspective.
Since the second half of 2021, we have taken the initiatives to upgrade and optimize the online customer acquisition model, to better comply with the new regulatory guidance and evolving industry trends. We have reduced the reliance on third party traffic to acquire new consumers, terminated sales of products with discount price in the first month and changed to monthly flat payment, and invested more resources in managing and retaining existing customers.
First year premium per consumer
As the consumers’ awareness for health protection and insurance products in China were still substantially lower than in developed countries, many insurance consumers on our platform start with purchases of short-term products. We began to offer long-term health and life insurance products at the end of 2018, and we have been endeavoring to raise consumer awareness, and demonstrate the value and importance of long-term health and life insurance through our interactions with them. We soon won the trust of insurance consumers with their important purchases — the FYP per policy of short-term health insurance products generated through us in 2021 reached RMB845.0. Short-term health insurance products accounted for 82.6% and 83.8% of the FYP generated through us in 2020 and 2021, and consequently the FYP per policy increased from RMB819.1 in 2020 and further to RMB866.4 in 2021.
In addition to premium per policy, the growth in the number of policies per consumer, from 1.4 in 2020 to 1.5 in 2021, also contributed to the increase in premium per consumer. We believe that consumers stick to our services and repeat their purchases on our platform most importantly because of the attractive product price and the consumer-friendly features of products offered at our platform. Our large consumer base and strong business growth allow us to negotiate favorable terms in our business cooperation with insurance carriers. We work with insurance carriers, our customers, to design and develop tailor-made insurance products for consumers leveraging our cutting-edge technology. Over 90% of the FYP generated through us was contributed by our exclusive customized insurance products.
We have placed more emphasis on service quality to enhance consumer experience. We provide comprehensive insurance protection plans that cover the life cycle of our consumers and their family members. By analyzing our consumer profiles and lifecycle, our online operation scenarios empower our online consultants team to provide our consumers with flexible, dynamic and comprehensive protection solutions, thereby maximizing the life time value of users.
As a result of the above, the FYP per consumer increased from RMB859.1 in 2019 to RMB1,143.2 in 2020 and further to RMB1,313.3 in 2021.
Cooperation with insurance carriers
We cooperate with insurance carriers to offer their standard insurance products or to design and develop tailor-made insurance products, and our relationship with insurance carriers is crucial to our success. As of December 31, 2021, we had established business cooperation with 80 insurance carriers. We need to keep the growth of our business, brand influence, value-added technology service capabilities and risk management capabilities so as to strengthen and deepen the cooperation with our existing insurance carriers. We also plan to expand our claim review service to cover the long-term insurance products and deepen the cooperation with long-term insurance product suppliers.
Operating efficiency and leverage
We have incurred significant costs and expenses in building our platform, growing our consumer base and developing capabilities in data analysis and technology. Our business model is highly scalable and our platform is built to support our continued growth. We expect our operating costs and expenses to decrease as a proportion of our revenues as we improve the operating efficiency of our platform and achieve more economies of scale.

Our total operating costs and expenses as a percentage of net operating revenue increased from 112.9% in 2019 to 116.4% in 2020 and further to 158.0% in 2021, within which general and administrative expenses as a percentage of net operating revenue increased from 9.5% in 2019 to 13.4% in 2020 and further to 16.5% in 2021. Our general and administrative expenses for year 2019, 2020 and 2021 included share-based compensation expenses of RMB17.7 million, RMB210.0 million, RMB190.3 million (US$29.9 million), respectively. We pay marketing fees to our third-party traffic channel, and sales and marketing expenses represented 69.9% in 2019, 70.4% in 2020 and 96.8% in 2021 of total net operating revenue. We select third-party traffic channels and further optimize our consumer acquisition channels to reduce such operating costs as a percentage of our total revenues. Furthermore, we have invested in technology to accumulate and process multi-dimensional consumer data and transaction data, and we plan to conduct in-depth
analysis as analysis of consumer needs will contribute to our consumer acquisition and conversion, product design and risk management capabilities, which in turn improves our overall operational margin. In addition, we have built up our CRM system to increase sales operating efficiency and better manage the sales personnel to reduce cost.
Key Components of Results of Operations
Operating revenue, net
We generate net operating revenue primarily from (i) providing insurance brokerage services to insurance carriers, (ii) membership fees and management fees from operating the mutual aid plans prior to our discontinuation of the mutual aid business in March 2021, and (iii) providing technical services to insurance carriers and other insurance brokerage or agency companies through our platforms. The following table sets forth the breakdown of our operating revenue, in amounts and as percentages of operating revenue for the years presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage data)
Operating revenue, net:
Brokerage income
Short-term insurance brokerage income	1,134,984	75.1	2,045,191	67.6	2,037,677	319,756	63.6
Long-term insurance brokerage income	173,192	11.5	650,129	21.5	789,790	123,935	24.6

Subtotal	1,308,176	86.6	2,695,320	89.1	2,827,467	443,691	88.2

Management fee income	142,683	9.4	109,828	3.6	2,745	431	0.1
Technical service income	51,705	3.4	194,130	6.4	243,542	38,217	7.6
Other revenues	8,401	0.6	28,670	0.9	132,160	20,739	4.1

Total	1,510,965	100.0	3,027,948	100.0	3,205,914	503,078	100.0

Brokerage income.
We derive brokerage income primarily from commission fees generated from distributing insurance products underwritten by insurance carriers through our Waterdrop Insurance Marketplace. The commission fees we are entitled to receive are based on a percentage of the premiums our insurance consumers pay insurance carriers. Commission fee rates generally depend on the type of insurance products and the particular insurance carriers. Commission fees for each insurance policy, taking into account the estimated premium retention rate data, are recognized as our revenue upon policy effective dates. For long-term policies, the commission rate for premiums received after the first policy year is significantly lower than that for FYP. We believe FYP is a strong indicator of brokerage income because it better demonstrates the brokerage income potential we may generate for an insurance policy.
Management fee income.
Management fee income primarily consists of: (i) the membership fees we collected from upgraded mutual aid plan participants. The participants who paid such membership fees are entitled to enroll in our upgraded mutual aid plans and receive premium services, such as higher payout limit for payouts, multiple payouts, and consumer service by dedicated representatives. The membership fees are initially recorded as deferred revenue (for recurring members) and consumer advances (for new members). Revenue is recognized ratably over the term of the respective service period; and (ii) the management fee we charge as a percentage of each approved payout from payout applicants (excluding upgraded mutual aid plan participants), primarily to cover the costs we incurred in connection with verifying the facts associated with each payout, which is recognized overtime as the payout processing services are performed. Starting from March 2021, with the cessation of the Waterdrop Mutual Aid operation, the corresponding management fee income was no longer a revenue stream for us.

On March 26, 2021, we announced the termination of the Waterdrop Mutual Aid business by the end of March 2021. In connection with this business adjustment, we voluntarily undertook to cover mutual aid participants’ medical expenses arising from medical conditions diagnosed by March 31, 2021 that would have been covered by the ceased mutual aid plan, subject to certain procedural requirements and eligibility criteria. In addition, we also offered a one-year
complementary health insurance policy to each participant with a similar coverage as the participant’s original mutual aid plan. For mutual aid participants who were diagnosed and submitted their claims prior to March 31, 2021, we had paid the medical expenses incurred within 180 days of the date of the submission of the claim. For mutual aid participants who were diagnosed prior to March 31, 2021 but submitted claims during the
180-day
period beginning on the date of diagnosis, we had paid only the medical expenses incurred prior to March 31, 2021. We did not and will not pay the medical expenses for those who were diagnosed after March 31, 2021. There were 12.4 million active participants on our Mutual Aid platform when we ceased the operation, among whom 2.7 million have opted in the one-year
complementary health insurance coverage. The
one-year
complementary health insurance coverage became effective on March 31, 2021.
As of December 31, 2021, we had accrued the cost of medical expense coverage of RMB15.0 million (US$2.4 million) and the cost of one-year
health insurance coverage of RMB81.7 million (US$12.8 million). RMB19.9 million (US$3.1 million) was accounted for as a reduction of management fee revenue previously recognized for each participant to the extent of the cumulative amount earned until March 26, 2021. RMB76.8 million (US$12.1 million) was recorded as operating costs.
Technical service income.
We derive technical service income primarily from providing technical services to selected insurance carriers, which mainly include consumer relationship maintenance, consumer complaint management and claim review services through our CRM system and consumer behavioral analysis system which are linked to insurance carriers’ systems. We also provide marketing services to certain insurance carriers on our various website channels and apps. We also provide technical service, and further refer potential users to certain insurance brokerage or agency companies. We are exploring to broaden our technical service offerings and diversify our technical service income sources.
Other revenues.
Other revenues mainly include commission revenue from online sale of agriculture products and health products, and membership fee from Waterdrop Medicine. Our performance obligation under these contracts is to arrange for the provision of the specified goods or services by those third-party merchants. Revenue is recognized for the net amount of consideration we are entitled to retain in exchange for our services at a point in time upon successful sales. We recognized the membership fee ratably over the membership period.
Operating costs and expenses
Our operating costs and expenses consist of operating costs, sales and marketing expenses, general and administrative expenses, research and development expenses. The following table sets forth the breakdown of our total operating costs and expenses, in amounts and as percentages of net operating revenue for each of the years presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentage data)
Operating costs and expenses:
Operating costs.	291,310	19.3	742,258	24.5	1,054,475	165,470	32.9
Sales and marketing expenses	1,056,494	69.9	2,130,535	70.4	3,104,769	487,206	96.8
General and administrative expenses	142,995	9.5	407,171	13.4	530,522	83,250	16.5
Research and development expenses	214,646	14.2	244,230	8.1	378,990	59,472	11.8

Total operating costs and expenses:	1,705,445	112.9	3,524,194	116.4	5,068,756	795,398	158.0

Operating costs.
Operating costs primarily consists of (i) payroll and related expenses for insurance agents and consultants, employees involved in payout investigation function for mutual aid plans, and customer service personnel, (ii) payout investigation cost of mutual aid plans, which is in the form of service fee paid to third-party investigation companies only for approved cases; (iii) transaction fees charged by third-party payment platforms relating to insurance brokerage services and management of mutual aid plans, (iv) costs for medical expenses and one-year
health insurance coverage we offered related to termination of the Waterdrop Mutual Aid business in March 2021, and (v) charges for the usage of the server and cloud service incurred for operational support of the platforms, and the expenses of facilities and equipment, such as depreciation expenses, rental and others, attributed to our principal operations. We expect our operating costs to increase in absolute terms as our scale of business grows. However, as we improve the operating efficiency of our platform and achieve more economies of scale, we expect our operating costs as a percentage of our net operating revenue will decrease in the foreseeable future.
Sales and marketing expenses.
Our sales and marketing expenses primarily consist of (i) marketing expenses for user acquisition and brand building, (ii) payroll and related expenses for employees involved in sales and marketing functions, (iii) the associated expenses of facilities and equipment, such as depreciation expenses, rental and others, and (iv) promotional rewards to our users, which mainly include gift insurance products and gift physical examination, etc.
General and administrative expenses.
Our general and administrative expenses mainly consist of (i) payroll and related expenses for employees engaging in general corporate functions, including the share-based compensation expenses, (ii) professional service fees and other general corporate expenses, including impairment cost, and (iii) expenses associated with the use by these functions of facilities and equipment, such as rental and depreciation expenses.
Research and development expenses.
Our research and development expenses mainly consist of (i) payroll and related expenses for employees involved in platform and new function development and significant improvement, and (ii) charges for the usage of the server and cloud service incurred to support research, design, and development activities by research and development personnel, as well as the associated expenses of facilities and equipment, such as depreciation expenses, rental and others.
Taxation
Cayman Islands
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.
Hong Kong
According to the Hong Kong regulations, Hong Kong entities are subject to a two-tiered
income tax rate for taxable income earned in Hong Kong with effect from April 1, 2018. The first HK$2 million of profits earned by HK entity will be taxed at 8.25%, while the remaining profits will continue to be taxed at the existing 16.5% tax rate. In addition, to avoid abuse of the two-tiered
tax regime, each group of connected entities can nominate only one entity to benefit from the two-tiered
tax rate. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income.
PRC
Our subsidiaries, the consolidated VIEs and subsidiaries of the VIEs established in the PRC are mainly subject to statutory income tax at a rate of 25%. Certain enterprises benefit from a preferential tax rate of 15% under the Enterprise Income Tax (“EIT”) Law if they qualify as high and new technology enterprises (“HNTE”). Certain enterprises are qualified as “small enterprises with low profits” and thus enjoyed a preferential income tax rate of 20% for 2021.

The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered resident enterprises for the PRC income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident
legal entities will be considered as PRC resident enterprises if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, we do not believe that our entities organized outside of the PRC should be treated as resident enterprises for the PRC income tax purposes. If the PRC tax authorities subsequently determine that our Company and our subsidiaries registered outside the PRC should be deemed resident enterprises, our Company and our subsidiaries registered outside the PRC will be subject to the PRC income tax, at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China — If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC
shareholders and ADS holders.”
The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident
enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between the mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company thereby resulting in deferred tax liabilities to account for future withholding taxes. All FlEs are subject to the withholding tax from January 1, 2008. The presumption may be overcome if we have sufficient evidence to demonstrate that the undistributed dividends will be re-invested
and the remittance of the dividends will be postponed indefinitely. We did not record any deferred tax liabilities for dividend withholding tax, as we have no retained earnings for the years ended December 31, 2019, 2020 and 2021. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.”
Results of Operations
The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our net operating revenue for the periods presented.

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentage data)
Operating revenue, net	1,510,965	100.0	3,027,948	100.0	3,205,914	503,078	100.0
Operating costs and expenses
Operating costs	(291,310)	(19.3)	(742,258)	(24.5)	(1,054,475)	(165,470)	(32.9)
Sales and marketing expenses (l)	(1,056,494)	(69.9)	(2,130,535)	(70.4)	(3,104,769)	(487,206)	(96.8)
General and administrative expenses	(142,995)	(9.5)	(407,171)	(13.4)	(530,522)	(83,250)	(16.5)
Research and development expenses	(214,646)	(14.2)	(244,230)	(8.1)	(378,990)	(59,472)	(11.8)

Total operating costs and expenses:	(1,705,445)	(112.9)	(3,524,194)	(116.4)	(5,068,756)	(795,398)	(158.0)

Operating loss	(194,480)	(12.9)	(496,246)	(16.4)	(1,862,842)	(292,320)	(58.0)

Other income/(expenses)
Interest income	10,533	0.7	26,515	0.9	48,662	7,636	1.5
Fair value change of warrant	—	—	(150,685)	(5.0)	—	—	—
Foreign currency exchange gain/(loss)	4,152	0.3	(1,335)	(0.0)	9,349	1,467	0.3
Others, net	817	0.1	8,052	0.3	9,764	1,532	0.3

Loss before income tax, and share of results of equity method investee	(178,978)	(11.8)	(613,699)	(20.2)	(1,795,067)	(281,685)	(55.9)

Income tax (expense)/benefit	(142,528)	(9.4)	(50,155)	(1.7)	220,987	34,678	6.9
Share of results of equity method investee	(29)	(0.0)	(15)	(0.0)	—	—	—

Net loss attributable to Waterdrop Inc	(321,535)	(21.2)	(663,869)	(21.9)	(1,574,080)	(247,007)	(49.0)

Deemed dividend on modification on preferred shares	—	—	(67,975)	(2.2)	—	—	—
Deemed dividend upon issuance of warrants	—	—	(90,268)	(3.0)	—	—	—
Preferred shares redemption value accretion	(136,839)	(9.1)	(285,668)	(9.4)	(152,287)	(23,897)	(4.8)

Net loss attributable to ordinary shareholders	(458,374)	(30.3)	(1,107,780)	(36.5)	(1,726,367)	(270,904)	(53.8)

Other comprehensive income/(loss):
Foreign currency translation adjustment	27,771	1.8	(14,008)	(0.5)	(36,640)	(5,750)	(1.1)
Unrealized gains on available for sale investments, net of tax	209	0.0	1,724	0.1	192	30	0.0

Total comprehensive loss	(293,555)	(19.4)	(676,153)	(22.3)	(1,610,528)	(252,727)	(50.1)

Note:
(1)	The breakdown of sales and marketing expenses is as follows:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Marketing expenses for user acquisition and brand building	793,419	1,743,014	2,232,942	350,397
Payroll and related expenses for employees	201,147	210,308	295,434	46,360
Expenses of facilities and equipment	11,333	17,274	21,023	3,299
Promotional rewards to our users	25,701	43,652	10,896	1,710
Outsourced sales and marketing service fee to third parties	11,685	94,218	507,421	79,625
Others	13,209	22,069	37,053	5,815

Total sales and marketing expenses	1,056,494	2,130,535	3,104,769	487,206

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Operating revenue, net
Our net operating revenue increased by 5.9% from RMB3,027.9 million for 2020 to RMB3,205.9 million (US$503.1 million) in 2021, which was primarily due to the increase in net operating revenue from brokerage income and technical service income, partially offset by the decrease in net operating revenue from management fee income.
The net operating revenue from brokerage income increased by 4.9% from RMB2,695.3 million in 2020 to RMB2,827.5 million (US$443.7 million) in 2021, which was mainly due to the (i) increase in the FYP generated through our platform from RMB14,426 million in 2020 to RMB16,363 million in 2021, and (ii) optimized product mix with more short-term health insurance products, the FYP from which accounted for approximately 82.6% and 83.8% of the total FYP generated through us in 2020 and 2021, and consequently the FYP per policy increased from RMB819.1 in 2020 and further to RMB866.4 in 2021. The rapid growth of FYP was in turn driven by increase of insurance consumers and the increase of FYP per consumer from RMB1,143.2 in 2020 to RMB1,313.3 in 2021.
The net operating revenue from management fee income decreased by 97.5% from RMB109.8 million in 2020 to RMB2.7 million in 2021, which was mainly due to the cessation of the mutual aid business at the end of March 2021.

The net operating revenue from technical service income increased from RMB194.1 million in 2020 to RMB243.5 million (US$38.2 million) in 2021, primarily due to the increase of RMB43.7 million of technical services to insurance brokerage or agency companies as a result of more users referred by us.
Operating costs and expenses
Our total operating costs and expenses increased by RMB1,544.6 million, or 43.8%, from RMB3,524.2 million in 2020 to RMB5,068.8 million (US$795.4 million) in 2021, which was mainly due to the business expansion.
Operating costs
Our operating costs increased by 42.1% from RMB742.3 million in 2020 to RMB1,054.5 million (US$165.5 million) in 2021, which was mainly due to (i) RMB148.5 million increase in personnel cost as our insurance agents and consultants, payout investigation and customer service team rapidly increased to support the business growth, (ii) RMB73.2 million increase in professional and outsourced customer service fee in line with our growing business, and (iii) the cost of RMB76.8 million incurred in relation to the cessation of the Waterdrop Mutual Aid business.
Sales and marketing expenses
Our sales and marketing expenses increased by 45.7% from RMB2,130.5 million in 2020 to RMB3,104.8 million (US$487.2 million) in 2021, which was mainly due to (i) RMB489.9 million increase in marketing expenses to third-party traffic channels as a result of our business expansion and branding promotion, and (ii) RMB413.2 million increase in outsourced sales and marketing service fee to third parties, and (ii) RMB85.1 million increase in payroll and related expenses for employees involved in sales and marketing functions.
General and administrative expenses
Our general and administrative expenses increased by 30.3% from RMB407.2 million in 2020 to RMB530.5 million (US$83.3 million) in 2021, which was mainly due to (i) RMB79.0 increase in professional service fees and personnel cost, in particular share-based compensation expenses, as a result of our growing business, and (ii) RMB39.0 million increase in impairment loss over prepayment.
Research and development expenses
Our research and development expenses increased by 55.2% from RMB244.2 million in 2020 to RMB379.0 million (US$59.5 million) in 2021. The increase was mainly attributable to RMB124.5 million increase in research and development personnel cost and share-based compensation expenses, which was due to the growth of our research and development team as we continue to strengthen our technological capabilities.
Interest income
Our interest income increased substantially from RMB26.5 million in 2020 to RMB48.7 million (US$7.6 million) in 2021. The increase was mainly attributable to increase in cash balance as a result of the receipt of proceeds from the completion of our IPO in May 2021 and interest income from our short-term investments.
Net loss
As a result of the foregoing, our net loss increased by 137.1% from RMB663.9 million in 2020 to RMB1,574.1 million (US$247.0 million) in 2021.
Income tax benefit/(expense)
Income tax benefit in 2021 was RMB221.0 million (US$34.7 million), compared with income tax expense of RMB50.2 million in 2020, which was primarily due to an increase of net operating losses that can be carried forward to future years.
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Operating revenue, net
Our net operating revenue increased by 100.4% from RMB1,511.0 million for 2019 to RMB3,027.9 million in 2020, which was primarily due to the substantial increase in net operating revenue from brokerage income, partially offset by the decrease in net operating revenue from management fee income.

The net operating revenue from brokerage income increased by 106.0% from RMB1,308.2 million in 2019 to RMB2,695.3 million in 2020, which was mainly due to the (i) increase in the FYP generated through our platform from RMB6,668 million in 2019 to RMB14,426 million in 2020, and (ii) optimized product mix with more long-term health and life insurance products, the FYP from which accounted for approximately 17.4% of the total FYP generated through us in 2020. The rapid growth of FYP was in turn driven by increase of insurance consumers from 7.8 million in 2019 to 12.6 million in 2020 and the increase of FYP per consumer from RMB859.1 in 2019 to RMB1,143.2 in 2020.
The net operating revenue from management fee income decreased by 23.1% from RMB142.7 million in 2019 to RMB109.8 million in 2020, which was mainly due to (i) the decrease of RMB16.5 million in membership fees we collected from participants in line with the decrease in the number of participants who subscribed for upgraded services for mutual aid plan they enrolled; (ii) the decrease of RMB16.3 million in management fees as a result of the decrease in active plan participants.
The net operating revenue from technical service income increased from RMB51.7 million in 2019 to RMB194.1 million in 2020, primarily due to the increase of RMB157.9 million of technical services to insurance brokerage or agency companies.
Operating costs and expenses
Our total operating costs and expenses increased by RMB1,818.7 million, or 51.6%, from RMB1,705.4 million in 2019 to RMB3,524.2 million in 2020.
Operating costs
Our operating costs increased by 154.8% from RMB291.3 million in 2019 to RMB742.3 million in 2020, which was mainly due to (i) RMB211.1 million increase in personnel cost as our insurance agents and consultants, payout investigation and customer service team rapidly increased to support the business growth, and (ii) RMB131.7 million increase in outsourced customer service fee in line with our growing business.
Sales and marketing expenses
Our sales and marketing expenses increased by 101.7% from RMB1,056.5 million in 2019 to RMB2,130.5 million in 2020, which was mainly due to (i) RMB949.6 million increase in marketing expenses to third-party traffic channels as a result of our business expansion and branding promotion, and (ii) RMB71.7 million increase in outsourced sales and marketing service fee to third parties.
General and administrative expenses
Our general and administrative expenses increased by 184.8% from RMB143.0 million in 2019 to RMB407.2 million in 2020, which was mainly due to increase in personnel cost, in particular share-based compensation expenses, as a result of our growing business.
Research and development expenses
Our research and development expenses increased by 13.8% from RMB214.6 million in 2019 to RMB244.2 million in 2020. The increase was mainly attributable to RMB23.3 million increase in research and development personnel cost and related expenses, which was due to the growth of our research and development team as we continue to strengthen our technological capabilities.
Interest income
Our interest income increased substantially from RMB10.5 million in 2019 to RMB26.5 million in 2020. The increase was mainly attributable to increase in cash balance as a result of the receipt of proceeds from private equity financings in 2020 and interest income from our short-term investments.
Net loss
As a result of the foregoing, our net loss increased by 106.5% from RMB321.5 million in 2019 to RMB663.9 million in 2020.

Critical Accounting Policies, Judgments and Estimates
We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make judgments, estimates and assumptions. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and various assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.
The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.
Revenue Recognition
For insurance brokerage service, our performance obligation to the insurance carrier is satisfied and commission revenue is recognized at the point in time when an insurance policy becomes effective. We determine the transaction price of our contracts by estimating commissions that we expect to be entitled to over the premium collection term of the policy based on historical experience regarding premium retention and assumptions about future policyholder behavior and market conditions. Such estimates are ‘constrained’ in accordance with ASC 606. That is, we use the expected value method and only include estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized for such transactions will not occur.
For certain long-term insurance products sold, we are also entitled to a performance bonus from insurance carriers if the retention rate for certain periods exceeds a predetermined percentage. As the consideration for the bonus is contingent on the occurrence (or nonoccurrence) of a future event, the bonus represents variable consideration. Consistent with the policy described above, we use the expected value method to estimate the variable consideration and may constrain the estimate to the extent that it is probable that a significant reversal of revenue in the future will not occur.
Our significant estimates include estimating commissions that we are entitled over the premium collection term, policyholder behavior and market conditions. While those estimates have been relatively stable historically, they require subjective management judgment and any changes in those estimates may cause us to realize different amount of revenues in the future periods.

Income Taxes
Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not
that a portion of or all of the deferred tax assets will not be realized. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized, which can require the use of accounting estimation and the exercise of judgement. The impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not
to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.
Significant judgment is required in determining the valuation allowance. In assessing the need for a valuation allowance, we consider all sources of taxable income, including projected future taxable income, reversing taxable temporary differences and ongoing tax planning strategies. If it is determined that we are unable to realize a deferred tax asset, we would adjust the valuation allowance in the period in which such a determination is made, with a corresponding decrease to earnings.
Fair Value of Common Share
Prior to our IPO in May 2021, we were a private company with no quoted market prices for our common shares. We therefore made estimates of the fair value of our common shares at various dates for the purpose of determining the fair value of our common shares at the date of the grant of share-based compensation awards to our employees and external consultants to determine the grant date fair value of the award.
The valuations of our ordinary shares were performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice Guide. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.
In determining our equity value, we applied the discounted cash flow analysis based on our projected cash flow using our best estimate as of the valuation date. The discounted cash flow method involves applying an appropriate discount rate to future cash flow to present value. The future cash flows represent our management’s best estimation as of the measurement date. The projected cash flow estimation includes, among others, analysis of projected revenue growth, gross margins and terminal value based on our business plan. In determining an appropriate discount rate, we have considered the weighted average cost of capital, by considering a number of factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic
risk factors. We also applied a discount for lack of marketability, or DLOM to reflect the fact that there is no ready market for our shares in a closely-held company like us.

Our estimates of these inputs require subjective management judgment and are inherently uncertain. The fair value information is sensitive to changes in the unobservable inputs used to determine fair value and such changes could result in the fair value at the reporting date to be different from the fair value presented.
Since our IPO in May 2021, the determination of the fair value of the ordinary shares is based on the market price of our ADSs, each representing ten Class A ordinary shares, traded on the NYSE.

Recent Accounting Pronouncements
A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 “Recent accounting pronouncements” to our audited consolidated financial statements included elsewhere in this annual report.
B.
Liquidity and Capital Resources
Liquidity and Capital Resources
We had net cash used in operating activities of RMB532.9 million in 2019, RMB777.1 million in 2020 and RMB1,096.7 million (US$172.1 million) in 2021, respectively. Our primary sources of liquidity have been proceeds from preferred share issuances in 2019 and 2020, and our IPO in May 2021. As of December 31, 2021, we had RMB817.7 million (US$128.3 million) in cash and cash equivalents, of which approximately 90.3% were held in Renminbi and the remainder was mainly held in U.S. dollars.
We believe our cash on hand will be sufficient to meet our current and anticipated needs for working capital and capital expenditure requirement for at least the next 12 months.
Our restricted cash was RMB329.7 million, RMB261.4 million and RMB667.7 million (US$104.8 million) as of December 31, 2019, 2020 and 2021, respectively. Our restricted cash primarily consists of premiums collected by us from the insurance consumers in a fiduciary capacity until disbursed to the insurance carriers. Restricted cash also includes guarantee deposits. We pay guarantee deposit required by China Banking and Insurance Regulatory Commission in order to protect insurance premium appropriation by insurance broker and agency. Furthermore, guarantee deposit for foreign exchange settlement was paid in 2020 to a commercial bank in order to carry out foreign exchange settlement.
Our accounts receivable represents primarily brokerage commission fee receivable from insurance carriers and technical service fees receivable from insurance carriers. As of December 31, 2019, 2020 and 2021, our accounts receivable were RMB252.5 million, RMB539.8 million and RMB643.8 million (US$101.0 million), respectively. The increase was due to the growth of our business scale.
Our contract assets are recorded for arrangements when we have provided the insurance brokerage services but for which the related commission payments are not yet due. Contract assets represent primarily the brokerage commission fee that is contingent upon the future premium payment of the insurance policy holders and retention-based bonus. As of December 31, 2019, 2020 and 2021, our contract assets were RMB617.7 million, RMB848.6 million and RMB593.5 million (US$93.1 million), respectively.
Our prepaid expense and other assets represent primarily (i) the fund receivable from external payment service providers through which we collect and transfer insurance premiums to insurance carriers, and donors’ donation received by our external payment service provider prior to those being transferred to custodian bank, and (ii) the advances to suppliers, such as the prepayments to third-party traffic channels. As of December 31, 2019, 2020 and 2021, our prepaid expense and other assets were RMB235.3 million, RMB651.1 million and RMB369.8 million (US$58.0 million), respectively.
Insurance premium payables represent insurance premiums we collected on behalf of insurance carriers from the insurance consumers but have not yet been remitted to insurance carriers as of the balance sheet dates. As of December 31, 2019, 2020 and 2021, our insurance premium payables were RMB320.2 million, RMB607.3 million and RMB685.0 million (US$107.5 million), respectively.
Our accrued expenses and other current liabilities represent primarily (i) accrued marketing and selling expenses, (ii) payroll and welfare payable, and (iii) payable related to medical crowdfunding business, which mainly represents the funds we collected through the third-party payment platforms that has not been transferred to custodian bank. Our accrued expenses and other current liabilities were RMB496.5 million, RMB595.6 million and RMB498.8 million (US$78.3 million) as of December 31, 2019, 2020 and 2021, respectively.

Although we consolidate the results of the VIEs, we only have access to the assets or earnings of the VIEs through our contractual arrangements with the VIEs and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “— Holding Company Structure.”
Substantially all of our operating revenue have been, and we expect they are likely to continue to be, in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiary is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiary is required to set aside at least 10% of its after-tax
profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our PRC subsidiary has not paid dividends to us, and it will not be able to pay dividends until it generates accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches and certain local banks.
As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from financing activities to make loans or capital contributions to our PRC subsidiaries. We expect to invest substantially all of the proceeds from financing activities into our PRC operations for general corporate purposes within the business scopes of our PRC subsidiaries and the VIEs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds of financing activities to make loans or additional capital contributions to our PRC subsidiaries and to make loans to the VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”
The following table sets forth the movements of our cash flows for the periods presented:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

Selected Consolidated Cash Flow Data:	(in thousands)
Net cash used in operating activities	(532,895)	(777,108)	(1,096,652)	(172,089)
Net cash used in investing activities	(45,955)	(1,217,701)	(846,898)	(132,897)
Net cash provided by financing activities	1,472,775	2,050,890	2,119,670	332,622
Effect of exchange rate changes on cash and cash equivalents	27,342	(26,884)	(14,086)	(2,209)

Net increase in cash and cash equivalents and restricted cash	921,267	29,197	162,034	25,427
Total cash and cash equivalents and restricted cash at beginning of year	372,885	1,294,152	1,323,349	207,662

Total cash and cash equivalents and restricted cash at end of year	1,294,152	1,323,349	1,485,383	233,089

Operating activities
Net cash used in operating activities in 2021 was RMB1,096.7 million (US$172.1 million). The difference between the net loss of RMB1,574.1 million (US$247.0 million) and negative operating cash flow of RMB1,096.7 million was the result of additional cash of RMB191.9 million generated due to changes in working capital accounts, and adding back non-cash
expenses items such as share-based compensation expenses of RMB226.2 million, and depreciation of property, equipment and software of RMB17.9 million. The changes in working capital accounts mainly include (i) RMB255.1 million decrease in contract assets, (ii) RMB254.8 million decrease in prepaid expense and other asset, partially offset by (i) RMB213.1 million decrease in deferred tax liabilities, (ii) RMB104.1 million increase in accounts receivable, and (iii) RMB52.0 million decrease in accrued expenses and other current liabilities.

Specifically, the decrease in contract assets was primarily due to the downsize in the FYP generated through our platform in the fourth quarter of 2021. The increases in accounts receivable was primarily due to the increase in our brokerage income as a result of the growth of our business scale in 2021. The decrease in prepaid expense and other assets was primarily due to the decrease in fund receivable from external payment service providers through which we collect various fund in our operation. The decrease in deferred tax liabilities was primarily due to the decrease in contract assets.
Net cash used in operating activities in 2020 was RMB777.1 million. The difference between the net loss of RMB663.9 million and negative operating cash flow of RMB777.1 million was the result of additional cash of RMB504.8 million used due to changes in working capital accounts, partially offset by adding back non-cash
expenses items such as share-based compensation expenses of RMB227.8 million, fair value change of the warrant of RMB150.7 million we issued to one of our existing shareholders in June 2020 which provided the shareholder with the right to subscribe for or purchase certain number of additional preferred shares, and depreciation of property, equipment and software of RMB12.9 million. The changes in working capital accounts mainly include (i) RMB385.6 million increase in prepaid expense and other assets, (ii) RMB286.8 million increase in accounts receivable, and (iii) RMB230.9 million increase in contract assets, partially offset by (i) RMB287.1 million increase in insurance premium payables, (ii) RMB47.4 million increase in accrued expenses and other current liabilities, and (iii) RMB49.5 million increase in deferred tax liabilities.
Specifically, the increase in prepaid expense and other assets was primarily due to (i) the increase in fund receivable from external payment service providers through which we collect various fund in our operation, and (ii) the increase in advances to suppliers as a result of increase in the prepayments to third-party traffic channels. The increases in accounts receivable and contract assets were primarily due to the increase in our brokerage income as a result of the growth of our business scale. The increase in accrued expenses and other current liabilities was primarily due to (i) increase in marketing expenses to be paid to our third-party user traffic channels, and (ii) increase in share-based compensation liabilities, partially offset by the decrease in payable related to mutual aid plans and medical crowdfunding as a result of the shortened settlement cycle with certain third-party payment platform. The increase in insurance premium payables was primarily due to the increase in the FYP generated through our platform from RMB6,668 million in 2019 to RMB14,426 million in 2020. The net cash outflow from increase in insurance premium payables (premium collected) offset by the fund receivable from external payment service providers (premium receivable) was RMB81.6 million in 2020. The increase in deferred tax liabilities was primarily due to the increase in contract assets.
Net cash used in operating activities in 2019 was RMB532.9 million. The difference between the net loss of RMB321.5 million and negative operating cash flow of RMB532.9 million was the result of additional cash of RMB246.1 million used due to changes in working capital accounts, partially offset by adding back non-cash
expenses items such as share-based compensation expenses of RMB28.0 million, and depreciation of property and equipment of RMB6.7 million. The changes in working capital accounts mainly include RMB528.6 million increase in contract assets, (ii) RMB153.7 million increase in prepaid expense and other assets, and (iii) RMB147.3 million increase in accounts receivable, partially offset by (i) RMB303.4 million increase in accrued expenses and other current liabilities, (ii) RMB154.3 million increase in insurance premium payables, and (iii) RMB142.3 million increase in deferred tax liabilities.
Specifically, the increases in contract assets and accounts receivable were primarily due to the increase in our brokerage income as a result of the growth of our business scale. The increase in prepaid expense and other assets was primarily due to (i) the increase in fund receivable from external payment service providers through which we collect various fund in our operation, and (ii) the increase in advances to suppliers as a result of increase in the prepayments to third-party traffic channels. The increase in accrued expenses and other current liabilities was primarily due to the increases in marketing expenses to be paid to our external user acquisition channels, payroll and welfare payable and payable related to mutual aid plans and medical crowdfunding business in line with our growing business. The increase in insurance premium payables was primarily due to the increase in the FYP generated through our platform from RMB972 million in 2018 to RMB6,668 million in 2019. The net cash inflow from increase in insurance premium payables (premium collected) offset by the fund receivable from external payment service providers (premium receivable) was RMB148.8 million in 2019. The increase in deferred tax liabilities was primarily due to the increase in contract assets.

Investing activities
Net cash used in investing activities in 2021 was RMB846.9 million (US$132.9 million), consisting primarily of net cash used in purchase of short-term investment products, and cash paid for purchase of property, equipment and software.
Net cash used in investing activities in 2020 was RMB1,217.7 million, consisting primarily of net cash used in purchase of short-term investment products, net cash used to acquire Tairui Insurance Agency Co., Ltd. and cash paid for purchase of property, equipment and software.
Net cash used in investing activities in 2019 was RMB46.0 million, consisting primarily of net cash used in purchase of short-term investment products and cash paid for purchase of property, equipment and software.
Financing activities
Net cash provided by financing activities in 2021 was RMB2,119.7 million (US$332.6 million), consisting primarily of net proceeds from our IPO, partially offset by the payment of share repurchase program.
Net cash provided by financing activities in 2020 was RMB2,050.9 million, consisting primarily of net proceeds from issuance of convertible redeemable preferred shares.
Net cash provided by financing activities in 2019 was RMB1,472.8 million, consisting primarily of net proceeds from issuance of convertible redeemable preferred shares, partially offset by the repayment of short-term borrowings.
Material cash requirements
Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our capital expenditures, operating lease commitments, and financing lease commitments.
Our capital expenditures primarily represent cash paid for purchase of property, equipment and software. We made capital expenditures of RMB13.3 million, RMB26.7 million and RMB35.7 million (US$5.6 million) in 2019, 2020 and 2021, respectively. We will continue to make capital expenditures to meet the expected growth of our business.
Our operating lease commitments and financing lease commitments consist of the commitments under the lease agreements for our office premises and certain office equipment. Contractual obligation as of December 31, 2021 for our operating lease commitments and financing lease commitments amounted to RMB62.2 million (US$9.8 million) and RMB0.3 million (US$0.1 million), respectively.
We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.
We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We do not have retained or contingent interests in assets transferred. We have not entered into contractual arrangements that support the credit, liquidity or market risk for transferred assets. We do not have obligations that arise or could arise from variable interests held in an unconsolidated entity, or obligations related to derivative instruments that are both indexed to and classified in our own equity, or not reflected in the statement of financial position.
Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021.

Holding Company Structure
Our Company, Waterdrop Inc., is a holding company with no material operations of its own. We conduct our operations primarily through our WFOE and the VIEs. As a result, the ability of Waterdrop Inc. to pay dividends depends upon dividends paid by our WFOE.
If our WFOE or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our WFOE is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our WFOE and the VIEs is required to set aside at least 10% of its after-tax
profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our WFOE may allocate a portion of its after-tax
profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the VIEs may allocate a portion of their after-tax
profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2021, as our WFOE, almost all other PRC subsidiaries, the VIEs and the subsidiaries of the VIEs are all in an accumulated loss position, no statutory reserve was appropriated. Our WFOE has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve fund.
C.
Research and Development
See “Item 4. Information on the Company—B. Business Overview— Technology and Infrastructure,” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”
D.
Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.
E.
Critical Accounting Estimates
For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies.”
F.
Safe Harbor
See “Forward-Looking Information” on page 2 of this annual report.
Item 6. Directors, Senior Management and Employees
A.
Directors and Senior Management
The following table sets forth information regarding our executive officers and directors.

Directors and Executive Officers	Age	Position/Title
Peng Shen	34	Chairman of the Board of Directors and Chief Executive Officer
Guang Yang	36	Director and General Manager of Insurance Marketplace
Yao Hu	35	Director and General Manager of Crowdfunding and Healthcare
Haiyang Yu	39	Director
Kai Huang	35	Director
Nina Zhou	46	Director
Heping Feng	62	Independent Director
Chenyang Wei	49	Independent Director
Kangping Shi	46	Chief Financial Officer
Hui Teng	43	Chief Actuary

Mr.
 Peng Shen
is our founder, and has served as the chairman of our board of directors and chief executive officer since our inception. Mr. Shen is a serial entrepreneur with extensive experience and expertise in the technology and internet sectors in China. Prior to founding Waterdrop in April 2016, Mr. Shen joined Meituan (HKSE: 03690), a leading
e-commerce
platform for services in China, at its early stage, and was one of the founding team members of Meituan Waimai, which provides food delivery services, and had served as business head of Meituan Waimai since July 2013 and led the launch and rapid nationwide growth of this business. Mr. Shen was named to Fortune China’s list of the “2021 40 under 40 in China” and Forbes Asia’s list of the “2017 30 under 30 in Asia”, both being annual selections of the most influential young entrepreneurs. Mr. Shen received a master’s degree in retail management from NEOMA Business School in France and an EMBA from Tsinghua University School of Economics and Management. Mr. Shen completed the future science and technology program of Tencent’s Qingteng University in January 2019.
Mr.
 Guang Yang
is our
co-founder,
and has served as our director and general manager of insurance marketplace since November 2016. Mr. Yang is responsible for our insurance business. Prior to co-founding
Waterdrop in April 2016, Mr. Yang served as the director of the strategy and investment department of Meituan (HKSE: 03690) from March 2015 to August 2016. Prior to that, Mr. Yang served as a senior manager at CEC Capital Group and served as a senior consultant of the merger and acquisition transaction service team at Deloitte Touche Tohmatsu Limited. Mr. Yang received an honors degree in actuarial science specializing in finance from the University of Waterloo.
Mr.
 Yao Hu
is our
co-founder,
and has served as our director and general manager of crowdfunding and healthcare since our inception. Mr. Hu is responsible for our crowdfunding business. Prior to co-founding
Waterdrop in April 2016, Mr. Hu served as a project vice president at New Leaf Music Education from August 2014 to February 2016, where he was responsible for the intelligent self-learning tools and online live-streaming business. Prior to that, Mr. Hu served as a senior engineer at Meituan (HKSE: 03690) from May 2013 to June 2014, where he led the research and development of several product innovation projects. From September 2008 to August 2012, Mr. Hu worked at Renren Inc., a NYSE-listed company which operated social media services in China, with a focus on technical research and development, and his last position held was senior engineer. Mr. Hu received a bachelor’s degree in computer software engineering from Nankai University.
Mr.
 Haiyang Yu
has served as our director since October 2019. Mr. Yu currently serves as the vice general manager of Tencent Investment. Prior to joining Tencent (HKSE: 00700) in August 2011, Mr. Yu worked as a senior associate at WI Harper Group from March 2010 to August 2011. Prior to that, Mr. Yu worked as an associate at China Growth Capital from April 2007 to February 2010. Mr. Yu obtained a bachelor’s degree in civil engineering from Tsinghua University.
Mr.
 Kai Huang
has served as our director since March 2019. Mr. Huang currently serves as an executive director of Boyu Capital. Prior to joining Boyu Capital in June 2011, Mr. Huang worked as a senior accountant at Ernst & Young Consulting (China) from September 2010 to June 2011, and an accountant at Ernst & Young Huaming Accounting Firm from September 2008 to September 2010. Mr. Huang received a bachelor’s degree in accounting from Shanghai Jiao Tong University.
Ms.
 Nina Zhou
has served as our director since June 2020. Ms. Zhou currently serves as a managing director at Swiss Re, a world’s leading reinsurance company. Prior to joining Swiss Re, Ms. Zhou served as a managing director at Credit Ease from May 2016 to April 2018. Prior to that, Ms. Zhou had over 15 years of experiences in investment banking and served as a managing director at Standard Chartered, Barclays Capital and Credit Suisse. Ms. Zhou received double bachelor’s degrees in economics and finance from New York University.
Mr.
 Heping Feng
has served as our independent director since May 2021. Mr. Feng has served as the chairman of Beijing Daohexin Management Consulting Co., Ltd. since September 2017. From September 2014 to March 2017, Mr. Feng served as a senior advisor in PricewaterhouseCoopers. From April 2011 to August 2014, Mr. Feng served as the vice chairman of Morgan Stanley (China). Prior to joining Morgan Stanley (China), Mr. Feng was an audit partner in PricewaterhouseCoopers from 1997 to 2011. From 1993 to 1997, Mr. Feng served as an audit manager in Arthur Andersen LLP. From 1985 to 1993, Mr. Feng served as an auditor in China Accounting and Financial Management Consulting Company. Mr. Feng currently serves as an independent director of Tahoe Group Co., Ltd. (SZSE: 000732) and Sunstone Development Co., Ltd. (SSE: 603612). Mr. Feng received a bachelor’s degree in accounting from Shanxi University of Finance and Economics in 1982 and a master’s degree in western accounting from the Institute of Fiscal Science, Ministry of Finance of the PRC in 1985. He is a Certified Public Accountant in China.

Mr.
 Chenyang Wei
has served as our independent director since May 2021. Mr. Wei has served as the Associate Dean of Institute for Fintech Research, Tsinghua University and Director of China Insurance and Pension Research Center, the National Institute of Financial Research, Tsinghua University PBC School of Finance since April 2019. From December 2016 to March 2019, Mr. Wei served as a senior managing director and chief U.S. economist in Zenity Asset Management Inc., a silicon valley based asset management firm focusing on multi-sector asset allocation in the U.S. financial market. Prior to joining Zenity, Mr. Wei served as a director and head of credit research at AIG from August 2012 to December 2016. From June 2011 to August 2012, Mr. Wei was a senior economist with Federal Reserve Bank of Philadelphia. From 2006 to 2011, Mr. Wei was an economist with Federal Reserve Bank of New York. Mr. Wei received a bachelor’s degree in finance from Tsinghua University in 1996, a master’s degree in economics from McCombs School of Business, University of Texas at Austin in 2000, and a Ph.D. in finance from Leonard N. Stern School of Business, New York University in 2006.
Mr.
 Kangping
Shi
has served as our chief financial officer since November 2020. Mr. Shi has over 20 years’ experience in accounting and finance. Prior to joining us, Mr. Shi served as the chief financial officer of Maoyan Entertainment (HKSE: 01896), a leading internet platform in China’s entertainment industry, from February 2018 to November 2020. Prior to that, Mr. Shi served as the chief financial officer at Ping An Healthcare and Technology Company Limited (HKSE: 01833), from December 2016 to December 2017. Prior to that, Mr. Shi worked at Baidu, Inc. (NASDAQ: BIDU), and served as the director of its financial planning and analysis department from August 2014 to December 2016, and as the director of its internal audit department from September 2011 to August 2014. From July 2007 to September 2011, Mr. Shi worked at Microsoft. Prior to that, Mr. Shi worked at the transaction services department of PricewaterhouseCoopers LLP (Beijing) from January 2002 to July 2005, and at Arthur Andersen LLP before 2002. Mr. Shi currently serves as an independent non-executive
director of Life Concepts Holdings Limited (HKSE: 08056). Mr. Shi received a bachelor’s degree in accounting from Tsinghua University and a master’s degree in business administration from the University of Michigan. Mr. Shi has been a Chartered Professional Accountant of Canada since August 2000.
Mr.
 Hui Teng
has served as our chief actuary since November 2019. Mr. Teng has over 10 years’ experience in insurance actuary. Prior to joining us, Mr. Teng served as the chief actuary at ZhongAn Online P&C Insurance Co. Ltd. (HKSE: 06060), an online insurance company in China, from May 2013 to July 2019. Prior to that, Mr. Teng served as a chief actuary officer at Sompo Japan Insurance (China) Co., Ltd. from November 2008 to May 2013, and at Tianan Insurance Company Limited from June 2006 to September 2008. Mr. Teng received a bachelor’s degree in theory and applied mechanics and a master’s degree in economics from Fudan University.
B.
Compensation
Compensation of Directors and Executive Officers
In 2021, we paid an aggregate of RMB3.3 million (US$0.5 million) in cash to our executive officers, and we paid cash compensation to our non-executive
directors of RMB0.6 million (US$0.1 million). We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.
Employment Agreements and Indemnification Agreements
We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, for certain acts of the executive officer, such as continued failure to satisfactorily perform, willful misconduct or gross negligence in the performance of agreed duties, conviction or entry of a guilty or nolo contendere plea of any felony or any misdemeanor involving moral turpitude, or dishonest act that results in material to our detriment or material of the employment agreement. We may also terminate an executive officer’s employment without cause upon
60-day
advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as may be agreed between the executive officer and us. The executive officer may resign at any time with a
60-day
advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.
In addition, each executive officer has agreed to be bound by non-competition
and
non-solicitation
restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) solicit from any customer doing business with us during the effective term of the employment agreement business of the same or of a similar nature to our business; (ii) solicit from any of our known potential customer business of the same or of a similar nature to that which has been the subject of our known written or oral bid, offer or proposal, or of substantial preparation with a view to making such a bid, proposal or offer; (iii) solicit the employment or services of, or hire or engage, any person who is known to be employed or engaged by us; or (iv) otherwise interfere with our business or accounts, including, but not limited to, with respect to any relationship or agreement between any vendor or supplier and us.
We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.
Share Incentive Plans
2018 Share Incentive Plan
In March 2019, our shareholders and board of directors approved the 2018 Share Incentive Plan, as amended and restated, which we refer to as the 2018 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to directors, employees and consultants, and promote the success of our business. The maximum aggregate number of Class A ordinary shares that may be issued under the 2018 Plan is 384,159,746 Class A ordinary shares. As of Mach 31, 2022, options to purchase a total of 318,707,760 Class A ordinary shares and 2,902,000 restricted share units are outstanding under the 2018 Plan.
The following paragraphs summarize the principal terms of the 2018 Plan.
Type of Awards.
The 2018 Plan permits the awards of options, restricted shares, restricted share units or any other types of awards approved by the plan administrator or the board of directors.
Plan Administration.
A committee appointed by the board of directors will administer the 2018 Plan. The plan administrator will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award.
Award Agreement.
Awards granted under the 2018 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.
Eligibility. We
may grant awards to our directors, employees and consultants of our company. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies or subsidiaries.

Vesting Schedule.
In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.
Exercise Price.
The plan administrator determines the exercise price for each award, which is stated in the award agreement.
Term of the Awards.
Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of a grant.
Transfer Restrictions.
Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2018 Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.
Termination and Amendment.
Unless terminated earlier, the 2018 Plan has a term of ten years from its date of effectiveness. Our board of directors and the plan administrator have the authority to terminate, amend or modify the plan. However, no such action may adversely affect in any material way any awards previously granted without the written consent of the participant.
2021 Share Incentive Plan
In April 2021, our shareholders and board of directors approved the 2021 Share Incentive Plan, as amended and restated, which we refer to as the 2021 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to directors, employees and consultants, and promote the success of our business. The maximum aggregate number of Class A ordinary shares that may be issued pursuant to all awards under the 2021 Plan is initially 80,508,501 Class A ordinary shares, plus an annual increase on the first day of each year during the ten-year
term of the plan commencing with the year beginning January 1, 2022, by an amount equal to 2% of the total number of shares issued and outstanding on an as-converted
fully diluted basis on the last day of the immediately preceding year, or an lessor amount as may be determined by the board of directors. As of March 31, 2022, no award has been granted under the 2021 Plan.
The following paragraphs summarize the principal terms of the 2021 Plan.
Types of Awards.
The 2021 Plan permits the awards of options, restricted shares, restricted share units or any other type of awards approved by the plan administrator or the board of directors.
Plan Administration.
Our board of directors or a committee of one or more members of the board of directors will administer the 2021 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award.
Award Agreement.
Awards granted under the 2021 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.
Eligibility. We
may grant awards to our employees, directors and consultants of our company. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our subsidiaries.
Vesting Schedule.
In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.
Exercise Price.
The plan administrator determines the exercise price for each award, which is stated in the award agreement.

Term of the Awards.
Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of a grant.
Transfer Restrictions.
Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2021 Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.
Termination and Amendment.
Unless terminated earlier, the 2021 Plan has a term of ten years from its date of effectiveness. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted without the written consent of the participant.
The following table summarizes, as of March 31, 2022, the number of ordinary shares underlying outstanding options that we granted to our directors and executive officers.

Name	Ordinary Shares Underlying Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Yao Hu	*	0.003	September 1, 2018	September 1, 2028
	*	0.08	March 25, 2021	March 25, 2031
Kangping Shi	*	0.003	November 16, 2020	November 16, 2030
	*	0.08	March 25, 2021	March 25, 2031
Hui Teng	*	0.003	May 1, 2020	May 1, 2030
	*	0.003	October 31, 2020	October 31, 2030
	*	0.08	March 25, 2021	March 25, 2031
Heping Feng	*	0.08	June 25, 2021	June 25, 2030
Chenyang Wei	*	0.08	June 25, 2021	June 25, 2030
All directors and executive officers as a group	18,420,000

Note:

Less	than 1% of our total ordinary shares on an as-converted basis outstanding as of March 31, 2022.
As of March 31, 2022, our employees other than our directors and officers as a group held options to purchase 300,287,760 Class A ordinary shares, with exercise prices ranging from US$0.003 per share to US$0.08 per share, and 2,902,000 restricted share units.
C.
Board Practices
Board of Directors
Our board of directors consists of eight directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his interest at a meeting of our directors. Subject to the New York Stock Exchange rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he shall be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered, provided (i) such director, if his or her interest in such contract or arrangement is material, has declared the nature of his or her interest at the earliest meeting of the board at which it is practicable for him or her to do so, either specifically or by way of a general notice and (ii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. Our directors may exercise all the powers of our company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Committees of the Board of Directors
We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.
Audit Committee.
Our audit committee consists of Heping Feng, Peng Shen and Chenyang Wei. Heping Feng is the chairman of our audit committee. We have determined that Heping Feng and Chenyang Wei satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule
10A-3
under the Exchange Act. We have determined that Heping Feng qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.
Compensation Committee.
Our compensation committee consists of Chenyang Wei, Peng Shen and Heping Feng. Chenyang Wei is the chairman of our compensation committee. We have determined that Chenyang Wei and Heping Feng satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.
Nominating and Corporate Governance Committee.
Our nominating and corporate governance committee consists of Peng Shen, Chenyang Wei and Heping Feng. Peng Shen is the chairperson of our nominating and corporate governance committee. Chenyang Wei and Heping Feng satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•
advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors
Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth Courts have moved toward an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.
Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our share register.
Terms of Directors and Officers
Our directors may be elected by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Our directors are not automatically subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution of our shareholders. In addition, a director will cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.
Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

D.
Employees
We had 5,010 full-time employees, 4,291 full-time employees and 2,936 full-time employees as of December 31, 2019, 2020 and 2021, respectively. The decrease from December 31, 2020 to December 31, 2021 was mainly due to our outsource of certain sales and marketing functions to third-parties as well as upgrade of our middle office functionality. Substantially all of our full-time employees are located in China. The following table sets forth the number of our full-time employees as of December 31, 2021:

Function	Number of Employees
Operating	1,696
Sales and marketing	581
General and administrative	286
Research and development	373

Total	2,936

Our success depends on our ability to attract, motivate, train and retain qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified employees. We have established comprehensive training programs covering new employee training, customized training as well as leadership training. Depending on the position, employee reviews are conducted either quarterly or annually.
As required by laws and regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments including, among other things, pension, medical insurance, unemployment insurance, maternity insurance, work-related injury insurance and housing fund plans through a PRC government-mandated benefit contribution plan. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.
We enter into standard employment agreements, as well as confidentiality and non-compete
agreements with our employees in accordance with market practice.
We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes. Working together, our employees build our corporate culture that cares for individuals, fosters innovation, pursues credibility and integrity, and embraces changes, and has significantly contributed to our achievements.
E.
Share Ownership
Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted
basis as of March 31, 2022 by:

•	each of our directors and executive officers; and

•	each of our principal shareholders who beneficially own more than 5% of our total issued and outstanding shares.
The calculations in the table below are based on 3,131,147,091 Class A ordinary shares (excluding 75,506,610 Class A ordinary shares, comprising of Class A ordinary shares issued to the depositary for bulk issuance of ADSs and reserved for future issuances upon the exercise or vesting of awards granted under share incentive plans, and Class A ordinary shares in the form of ADSs held in treasury), and 801,904,979 Class B ordinary shares, issued and outstanding as of March 31, 2022.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares on an As-converted Basis	% of Total Ordinary Shares on an As- converted Basis	% of Aggregate Voting Power†
Directors and Executive Officers**:
Peng Shen(1)	159,835,949	801,904,979	961,740,928	24.5	71.3
Guang Yang(2)	—	—	—	—	—
Yao Hu(3)	*	—	*	*	—
Haiyang Yu	—	—	—	—	—
Kai Huang	—	—	—	—	—
Nina Zhou	—	—	—	—	—
Heping Feng	*	*	—	*	—
Chenyang Wei	*	*	—	*	—
Kangping Shi	*	*	—	*	—
Hui Teng	*	*	—	*	—
All Directors and Executive Officers as a Group	167,265,909	801,904,979	969,170,888	24.6	71.3
Principal Shareholders:
Neptune Max Holdings Limited(l)	—	801,904,979	801,904,979	20.4	69.7
Entities affiliated with Tencent(4)	830,085,007	—	830,085,007	21.1	8.0
Investment funds affiliated with Boyu Capital(5)	470,735,258	—	470,735,258	12.0	4.5
Investment funds affiliated with Gaorong Capital(6)	238,203,080	—	238,203,080	6.1	2.3
Swiss Re Principal Investments Company Asia Pte. Ltd.(7)	206,362,384	—	206,362,384	5.2	2.0

Notes:
*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of March 31, 2022.
**
Except as indicated otherwise below, the business address of our directors and executive officers is Block C, Wangjing Science and Technology Park, No. 2 Lize Zhonger Road, Chaoyang District, Beijing, China. The business address of Mr. Kai Huang is Suite 3601B-3604, 36/F, Tower 2, Jing An Kerry Centre, 1539 Nanjing West Road, Jing An District, Shanghai, China. The business address of Mr. Haiyang Yu is 29/F, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. The business address of Ms. Nina Zhou is 12 Marina View,
#16-01,
Asia Square Tower 2, Singapore. The business address of Mr. Heping Feng is Room 1401, Beijing Mansion, 58 Dong Si Huan Zhong Road, Chaoyang District, Beijing, China. The business address of Mr. Chenyang Wei is Shuangqing Building
2-801,
77 Shuangqing Road, Haidian District, Beijing, China.

†
For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to nine votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one
basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. In addition, the Class B ordinary shares held by Mr. Peng Shen or his affiliated entities shall be automatically immediately converted into the same number of Class A ordinary shares in the event that Mr. Shen ceases to be employed by and ceases to act as a director of our Company.

(1)
Represents (i) 801,904,979 Class B Ordinary Share held of record by Neptune Max Holdings Limited, a British Virgin Islands company. Neptune Max Holdings Limited is 99% owned by a family trust set up by Mr. Shen and 1% owned by Mr. Shen. Mr. Shen acts as the sole director of Neptune Max Holdings Limited, and possesses the sole voting power over the shares held by Neptune Max Holdings Limited; (ii) 86,386,000 Class A Ordinary Shares held of record by Proton Fortune Holdings Limited, a British Virgin Islands company that is 98% owned by a family trust set up by Mr. Guang Yang, 1% owned by Mr. Guang Yang, and 1% owned by Mr. Shen. Mr. Shen owns 100% of the voting power of Proton Fortune Holdings Limited and acts as the sole director of Proton Fortune Holdings Limited; (iii) 73,445,939 Class A Ordinary Shares held of record by Xibo Holdings Limited, a British Virgin Islands company that is 98% owned by a family trust set up by Mr. Yao Hu, 1% owned by Mr. Yao Hu, and 1% owned by Mr. Shen. Mr. Shen owns 100% of the voting power of Xibo Holdings Limited and acts as the sole director of Xibo Holdings Limited; and (iv) 4,010 Class A Ordinary Shares directly held by Maple Ocean L.P., a British Virgin Islands limited partnership. First Principles Z Holdings Limited, a British Virgin Islands company, is the general partner of Maple Ocean L.P. Mr. Shen acts as the sole director of First Principles Z Holdings Limited.

The registered address of Neptune Max Holdings Limited, Proton Fortune Holdings Limited, Xibo Holdings Limited, First Principles Z Holdings Limited and Maple Ocean L.P. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.
(2)	See Footnote (1) above.
(3)	See Footnote (1) above. Represents the Class A ordinary shares Mr. Hu has the right to acquire within 60 days through the exercise of options.

(4)
Represents (i) 805,085,007 Class A ordinary shares directly held by Image Frame Investment (HK) Limited, a company incorporated in Hong Kong, and (ii) 25,000,000 Class A ordinary shares represented by 2,500,000 ADSs, directly held by Tencent Mobility Limited, a company incorporated in Hong Kong. Information regarding beneficial ownership is reported as of May 6, 2021. Image Frame Investment (HK) Limited and Tencent Mobility Limited are investing entities wholly owned by Tencent Holdings Limited. Tencent Holdings Limited is a limited liability company incorporated in the Cayman Islands and is listed on the Hong Kong Stock Exchange. The registered address of Image Frame Investment (HK) Limited, Tencent Mobility Limited and Tencent Holdings Limited is 29/F, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.

(5)
Represents (i) 434,235,258 Class A ordinary shares directly held by Harmonious Ocean Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, and (ii) 36,500,000 Class A ordinary shares represented by 3,650,000 ADSs, directly held by Boyu Capital Opportunities Master Fund. Boyu Capital Fund IV, L.P., a limited partnership organized under the laws of the Cayman Islands, holds 100% of the outstanding shares of Harmonious Ocean Limited. Boyu Capital General Partner IV, Ltd., an exempted company incorporated under the laws of the Cayman Islands, is the general partner of Boyu Capital Fund IV, L.P. Boyu Capital Group Holdings Ltd., an exempted company incorporated under the laws of the Cayman Islands, holds 100% of the outstanding shares of Boyu Capital General Partner IV, Ltd. XYXY Holdings Ltd., a company incorporated in the British Virgin Islands, is the controlling shareholder of Boyu Capital Group Holdings Ltd. Mr. Xiaomeng Tong holds 100% of the outstanding shares in XYXY Holdings Ltd. The registered office of Harmonious Ocean Limited is do Maples Corporate Services Limited, PO Box 309 Ugland House, Grand Cayman,
KY1-1104,
Cayman Islands.

(6)
Represents (i) 118,230,053 Class A ordinary shares directly held by Gaorong Technology Consulting Limited, a company limited by shares incorporated under the laws of the British Virgin Islands, (ii) 86,052,718 Class A ordinary shares directly held by Gaorong Group Holdings Limited, a company limited by shares incorporated under the laws of the British Virgin Islands, (iii) 31,880,733 Class A ordinary shares directly held by Banyan Partners Fund III, L.P., an exempted partnership with limited liability formed under the laws of the Cayman Islands, and (iv) 2,039,576 Class A ordinary shares held by Banyan Partners Fund
III-A,
L.P., an exempted partnership with limited liability formed under the laws of the Cayman Islands. Information regarding beneficial ownership is reported as of December 31, 2021, based on the information contained in the Schedule 13G jointly filed by Gaorong Technology Consulting Limited and others with SEC on February 11, 2022.

Banyan Partners Fund III, L.P. and Banyan Partners Fund
III-A,
L.P. hold 93.33% of the total share capital of Gaorong Group Holdings Limited. The general partner of Banyan Partners Fund III, L.P. and Banyan Partners Fund
III-A,
L.P. is Banyan Partners III Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands. Messrs. Zhen Zhang, Bin Yue and Xiang Gao are the shareholders of Banyan Partners III Ltd. The registered offices of Banyan Partners Fund III, L.P. and Banyan Partners Fund
III-A,
L.P. are c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman,
KY1-9008,
Cayman Islands. The registered office of Gaorong Group Holdings Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.
Gaorong Technology Consulting Limited is wholly owned by Suzhou Industry Park Gaorong Growth Investment Center (Limited Partnership), a limited partnership incorporated under the laws of the PRC, whose general partner is Xizang Gaorong Capital Management Co., Ltd., a company incorporated under the laws of the PRC. Xizang Gaorong Capital Management Co., Ltd. is wholly owned by Beijing Gaorong Capital Management Consulting Co., Ltd, a company incorporated under the laws of the PRC. Messrs. Zhen Zhang, Bin Yue and Xiang Gao are the shareholders of Beijing Gaorong Capital Management Consulting Co., Ltd.
(7)
Represents 206,362,384 Class A ordinary shares directly held by Swiss Re Principal Investments Company Asia Pte. Ltd., a corporation incorporated under the laws of Singapore. Information regarding beneficial ownership is reported as of December 31, 2021, based on the information contained in the Schedule 13G jointly filed by Swiss Re Ltd and others with SEC on January 28, 2022. Swiss Re Principal Investments Company Asia Pte. Ltd. is an investment entity indirectly wholly owned by Swiss Re Ltd, a company limited by shares with its registered office in Zurich, Switzerland, with its shares listed on the SIX Swiss Exchange and trading under the symbol SREN.

To our knowledge and with reference to the addresses in our shareholder register, as of March 31, 2022, none of our ordinary shares are held by record holders in the United States. There may be beneficial owners of our ADSs in the United States.
We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
Item 7. Major Shareholders and Related Party Transactions
A.
Major Shareholders
Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
B.
Related Party Transactions
Contractual Arrangements with the Variable Interest Entities and Their Respective Shareholders
See “Item 4. Information on the Company—C. Organizational Structure.”
Employment Agreements and Indemnification Agreements
See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Share Incentive Plans
See “Item 6. Directors, Senior Management and Employees—B. Compensation.”
Other Related Party Transactions
Transactions with Tencent Group.
Tencent Group is one of our investors. We engage Tenpay as one of our payment processing platforms to collect payment from our insurance consumers, participants of our mutual aid plans, and users on our crowdfunding platform, where Tencent Group charges service fee for each transaction occurred. For the years ended December 31, 2019, 2020 and 2021, we paid payment processing fee to Tencent Group of RMB77.9 million, RMB34.1 million and RMB38.0 million (US$6.0 million), respectively. Tencent Group started to provide marketing service to us since 2020, which amounted to RMB187.2 million and RMB487.1 million (US$76.4 million) in 2020 and 2021, respectively. In addition, Tencent Group provides cloud technology services to us, which amounted to RMB15.0 million, RMB26.9 and RMB45.3 million (US$7.1 million) for the years ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2019,2020 and 2021, we had amount due to Tencent Group of RMB5.1 million, RMB9.8 million and RMB20.4 million (US$3.2 million), respectively.
We started to provide advertising services to Tencent Group in 2020, which amounted to RMB0.8 million and RMB2.0 million (US$0.3 million) in 2020 and 2021, respectively. We had amount due from Tencent Group of RMB0.8 million and RMB1.0 million (US$0.2 million) as of December 31, 2020 and 2021, respectively.
Transactions with other related parties.
We have historically extended loans to Mr. Peng Shen, our founder, chairman of the board of directors and chief executive officer, and to certain other entities controlled by Mr. Shen. As of December 31, 2019, we recorded outstanding principal amounts of RMB1.8 million due from these related parties under such loans, primarily consisting of (i) RMB1.7 million due from Mr. Peng Shen, (ii) RMB20.0 thousand due from Tianjin Shuidibao, (iii) RMB25.0 thousand due from Tianjin Shuidi Huzhu, (iv) RMB16.0 thousand due from Tianjin Shuidichou, and (v) RMB30.0 thousand due from Tianjin Pengchuang. All of these loans have been fully repaid in September 2020.
Shareholders Agreement
We entered into our fifth amended and restated shareholders agreement on November 20, 2020, with our shareholders, which consist of holders of ordinary shares and preferred shares. The fifth amended and restated shareholders agreement provides for certain shareholders’ rights, including information rights, preemptive rights, right of first refusal and co-sale
rights, drag along rights and contains provisions governing our board of directors and other corporate governance matters. The special rights other than registration rights, as well as the corporate governance provisions, automatically terminated upon the completion of our IPO.
Registration Rights
We have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the shareholders agreement.
Demand Registration Rights.
At any time after the earlier of (i) June 28, 2025 or (ii) six months following the closing of a qualified initial public offering, holders of at least 25% of the voting power of the then outstanding registrable securities held by all such holders may request in writing that we effect a registration of at least 20%, or any less percentage if the anticipated gross proceeds would exceed US$5,000,000, of the registrable securities. Upon such a request, we shall promptly give notice of such requested registration to the other shareholders and thereupon shall use reasonable best efforts to effect, as soon as practicable, the registration under the Securities Act of all registrable securities that the holders request to be registered and included in such registration by written notice given by such holders to us within twenty days after receipt of our notice of the demand registration. However, we are not obliged to effect any such registration if we have, within the six month period preceding the date of such request, already effected a registration under the Securities Act in which the Holders had an opportunity to participate. We are obligated to effect no more than two demand registrations that have been declared effective. Further, if the registrable securities are offered by means of an underwritten offering and the underwriters advise us that marketing factors require a limitation of the number of securities to be underwritten, the number of registrable securities that may be included in the underwriting shall be reduced as required by the underwriters and allocated among the holders of registrable securities on a pro rata basis according to the number of registrable securities then outstanding held by each holder requesting registration; provided that at least 20%, or any lesser percentage if the anticipated gross proceeds would exceed US$5,000,000, of registrable securities requested to be registered shall be so included, but only after first excluding all other securities from the registration and underwritten offering.

Piggyback Registration Rights.
If we propose to file a registration statement for a public offering of our securities, we shall offer shareholders an opportunity to include in the registration all or any part of the registrable securities held by such holders. If the managing underwriters of any underwritten offering determine that marketing factors require a limitation of the number of shares to be underwritten, and the number of shares that may be included in the registration and the underwriting shall be allocated (i) first, to us, (ii) second, to each holder requesting inclusion of its registrable securities in such registration statement on a pro rata basis based on the total number of registrable securities then held by each such holder; provided that at least 25% of the registrable securities requested by the holders to be included in the underwriting and registration shall be so included and all shares that are not registrable securities shall first be excluded from such registration and underwriting before any registrable securities are so excluded.
Form
F-3
Registration Rights.
Our shareholders may request us in writing to file an unlimited number of registration statements on Form
F-3
if we qualify for registration on Form
F-3.
We have a right to defer filing of a registration statement for the period during which such filing would be materially detrimental to us or our members on the condition that we furnish to the holders requesting registration a certificate signed by our chief executive officer stating that in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such registration statement to be filed in the near future. However, we cannot exercise the deferral right more than once during any
12-month
period for a period of not more than 60 days and cannot 197 register any other securities during such 60 day period. We are obligated to effect no more than two demand registrations that have been declared effective within any
12-month
period.
Expenses of Registration.
We will bear all registration expenses, other than underwriting discounts and selling commissions applicable to sale of registrable securities. However, expenses in excess of US$25,000 of any special audit required in connection with a demand registration shall be borne pro rata by the holders participating in such registration.
C.
Interests of Experts and Counsel
Not applicable.

Item 8.	Financial Information
A.
Consolidated Statements and Other Financial Information
We have appended consolidated financial statements filed as part of this annual report.
Legal Proceedings
We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.
On September 14, 2021, a complaint was filed in the U.S. District Court for the Southern District of New York against our company and our company’s certain executives and directors, authorized process agent in the U.S. and IPO underwriters, alleging violations of the Securities Act of 1933 in relation to our company’s IPO. The case is captioned
Sandoz v. Waterdrop Inc. et al
,
1:21-cv-07683-VSB.
The plaintiff sought to represent all purchasers of our company’s American Depositary Shares in or traceable to the IPO. On December 8, 2021, the court appointed a lead plaintiff and approved a lead plaintiff counsel. On February 21, 2022, the lead plaintiff filed an amended complaint. On April 22, 2022, our company filed a motion to dismiss the amended complaint, which is currently pending before the court.

The action remains in its preliminary stages. We are defending against the action vigorously. For risks and uncertainties relating to the pending case against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have been named as a defendant in putative shareholder class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”
Dividend Policy
Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that, in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.
We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.
We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Dividend Distribution.”
If we pay any dividends on our Class A ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.
B.
Significant Changes
Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing
A.
Offering and Listing Details
Our ADSs have been listed on the New York Stoc Exchange since May 7, 2021. Our ADSs trade under the symbol “WDH.” Each ADS represents ten of our Class A ordinary shares.
B.
Plan of Distribution
Not applicable.
C.
Markets
Our ADSs have been listed on the New York Stoc Exchange since May 7, 2021 under the symbol “WDH.”
D.
Selling Shareholders
Not applicable.

E.
Dilution
Not applicable.
F.
Expenses of the Issue
Not applicable.

Item 10.	Additional Information
A.
Share Capital
Not applicable.
B.
Memorandum and Articles of Association
The following are summaries of material provisions of the our currently effective memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.
Objects of Our Company.
Under our current memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.
Ordinary Shares.
Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at our general meetings, and each Class B ordinary share shall entitle the holder thereof to nine votes on all matters subject to vote at our general meetings. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.
Conversion.
Class B ordinary shares may be converted into the same number of Class A ordinary shares at the option of the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person other than our founder, chairman and chief executive officer, Mr. Peng Shen, one of his affiliates or any other “Founder Affiliate” as defined in our current memorandum and articles of association, or upon a change of control of the ultimate beneficial ownership of any Class B ordinary share to any person other than Mr. Shen, one of his affiliates or any other “Founder Affiliate” as defined in our current memorandum and articles of association, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares.
Dividends.
The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our current memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.
Voting Rights.
Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company. Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our Company, and each Class B ordinary share shall be entitled to nine votes on all matters subject to the vote at general meetings of our Company. Voting at any meeting of shareholders is by show of hands unless a poll (before or on the declaration of the result of the show of hands) is demanded. A poll may be demanded by the chairperson of such meeting or any one shareholder present in person or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds
of the votes cast attaching to the outstanding and issued ordinary shares cast at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our current memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.
General Meetings of Shareholders.
As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our current memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.
Shareholders’ general meetings may be convened by a majority of our board of directors. Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third
of all votes attaching to the issued and outstanding shares in our company entitled to vote at the general meeting.
The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our current memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third
of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our current memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.
Transfer of Ordinary Shares.
Subject to the restrictions set out in our current memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.
Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•
the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the New York Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.
If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.
The registration of transfers may, after compliance with any notice required of NYSE, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation.
On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up
capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.
Calls on Shares and Forfeiture of Shares.
Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.
Redemption, Repurchase and Surrender of Shares
. We
may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.
Variations of Rights of Shares.
If at any time, our share capital is divided into different classes of shares, the rights attached to any class may be materially adversely varied with the consent in writing of the holders of at least two-thirds
(2/3) of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by the Company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.
Issuance of Additional Shares.
Our current memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent out of available authorized but unissued ordinary shares.
Our current memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.
Our board of directors may issue preferred shares without action by our shareholders to the extent out of authorized but unissued preferred shares. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records.
Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association, our register of mortgages and charges, and special resolutions of our shareholders). However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”
Anti-Takeover Provisions.
Some provisions of our current memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•
authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.
However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our current memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.
Exempted Company.
We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and may register as a segregated portfolio company.
“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).
Exclusive Forum.
Unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than us. Any person or entity purchasing or otherwise acquiring any share or other securities in our company, or purchasing or otherwise acquiring American depositary shares issued pursuant to deposit agreements, shall be deemed to have notice of and consented to the provisions of this article. Without prejudice to the foregoing, if the provision in this article is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of articles of association shall not be affected and this article shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to our intention.

Differences in Corporate Law
The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.
Mergers and Similar Arrangements.
The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman
Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.
A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.
The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.
Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.
Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•
the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•
the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month
period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.
If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.
Shareholders’ Suits.
In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling
shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires (and is therefore incapable of ratification by the shareholder);

•
the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability.
Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our current memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.
In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our current memorandum and articles of association.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties.
Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.
As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.
Shareholder Action by Written Consent.
Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our current memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.
Shareholder Proposals.
Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.
The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our current memorandum and articles of association allow any one or more of our shareholders holding shares which carry in aggregate not less than one-third
of the total number of votes attaching to all issued and the outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our current memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.
Cumulative Voting.
Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our current memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.
Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our current memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director will also cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.
Transactions with Interested Shareholders.
The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered
bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.
Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.
Dissolution; Winding up.
Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board of directors.
Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.
Variation of Rights of Shares.
Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our current memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of at least two-thirds
(2/3) of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pad passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.
Amendment of Governing Documents.
Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our current memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of
Non-resident
or Foreign Shareholders.
There are no limitations imposed by our current memorandum and articles of association on the rights of non-resident
or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our current memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.
C.
Material Contracts
Other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report.
D.
Exchange Controls
See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange.”
E.
Taxation
The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, PRC and the United States.
Cayman Islands Taxation
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.
Payments of dividends and capital in respect of our ordinary shares and ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or the ADSs, nor will gains derived from the disposal of our ordinary shares or the ADSs be subject to Cayman Islands income or corporation tax.
PRC Taxation
Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a
PRC-controlled
enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day
operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that Waterdrop Inc. is not a PRC resident enterprise for PRC tax purposes. Waterdrop Inc. is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Waterdrop Inc. meets all of the conditions above. Waterdrop Inc. is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.
If the PRC tax authorities determine that Waterdrop Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident
enterprises, including the holders of the ADSs. In addition, non-resident
enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC
individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC
individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% (and such PRC tax may be withheld at source in the case of dividends). Any PRC income tax liability may be reduced under applicable tax treaties. However, it is unclear whether non-PRC
shareholders of Waterdrop Inc. would in practice be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that Waterdrop Inc. is treated as a PRC resident enterprise.
Provided that our Cayman Islands holding company, Waterdrop Inc., is not deemed to be a PRC resident enterprise, holders of the ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under Bulletin 7 and Bulletin 37, where a non-resident
enterprise conducts an “indirect transfer’ by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident
enterprise, being the transferor, or the transferee, or the PRC entity which directly owns such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. However, sales of shares and ADSs by investors through a public stock exchange where such shares or ADSs are acquired on a public stock exchange are currently exempt from these indirect transfer rules under Bulletin 7 and Bulletin 37. We and our non-PRC
resident investors may be at risk of being required to file a return and being taxed under Bulletin 7 and Bulletin 37, and we may be required to expend valuable resources to comply with Bulletin 7 and Bulletin 37, or to establish that we should not be taxed under these circulars. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC
holding companies.”
United States Federal Income Tax Considerations
The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder (as defined below). This summary applies only to U.S. Holders that hold the ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local and
non-U.S.
tax considerations, relating to the ownership or disposition of the ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

•	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	investors that have a functional currency other than the U.S. dollar;

•	persons holding their ADSs or ordinary shares in connection with a trade or business conducted outside the United States;

•	persons that actually or constructively own 10% or more of our stock (by vote or value); or

•
partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the ADSs or ordinary shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local,
non-U.S.
and other tax considerations of the ownership and disposition of the ADSs or ordinary shares.
General
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in or organized under the law of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in the ADSs or ordinary shares.
For U.S. federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of the ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.
Passive Foreign Investment Company Considerations
A
non-U.S.
corporation, such as our company, will be a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are generally categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.
Although the law in this regard is not entirely clear, we treat the VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their result of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIE for U.S. federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year.
Assuming that we are the owner of the VIEs and their subsidiaries for U.S. federal income tax purposes, and based upon our income and assets, we do not believe we were a PFIC for the taxable year ended December 31, 2021, and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). In particular, recent declines in the market price of our ADSs significantly increased our risk of becoming a PFIC for the current taxable year. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive
income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules, and because our PFIC status is an annual factual determination, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.
If we are a PFIC for any year during which a U.S. Holder holds the ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the ADSs or ordinary shares.

The discussion below under “— Dividends” and “— Sale or Other Disposition” is written on the basis that we will not be or become a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “— Passive Foreign Investment Company Rules.”
Dividends
Any cash distributions paid on the ADSs or ordinary shares (including the amount of any PRC tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.
Individuals and other
non-corporate
U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income”; provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United
States-PRC
income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period and other requirements are met. We intend to list the ADSs on the New York Stock Exchange. Provided that this listing is approved, we believe that the ADSs will generally be considered to be readily tradable on an established securities market in the United States. There can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in later years. Because the ordinary shares will not be listed on a U.S. exchange, we do not believe that dividends received with respect to ordinary shares that are not represented by ADSs will be treated as qualified dividends.
Non-corporate
U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or ordinary shares.
In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information—E. Taxation—PRC Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether the ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation described in the preceding paragraph, provided that certain holding period and other requirements are met and that we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year.
For U.S. foreign tax credit purposes, dividends paid on the ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on the ADSs or ordinary shares (see “Item 10. Additional Information—E. Taxation—PRC Taxation”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC withholding taxes on dividends that are non-refundable
under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition
A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long term if the ADSs or ordinary shares have been held for more than one year. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which may limit the availability of foreign tax credits. As described in “Item 10. Additional Information—E. Taxation—PRC Taxation,” if we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or ordinary shares may be subject to PRC income tax and will generally be U.S. source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC source income under the Treaty. Pursuant to recently issued United States Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the recently issued United States Treasury regulations.
Passive Foreign Investment Company Rules
If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market
election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•
the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC (each, a
“pre-PFIC
year”) will be taxable as ordinary income; and

•
the amount allocated to each prior taxable year, other than a pre-PFIC
year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, and any of our subsidiaries, the VIEs or any of the subsidiaries of the VIEs is also a PFIC (a “lower-tier PFIC”), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, the VIEs or any of the subsidiaries of the VIEs.
As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market
election with respect to such stock. If a U.S. Holder makes a mark-to-market election with respect to the ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market
election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market
election. If a U.S. Holder makes a
mark-to-market
election in respect of the ADSs and we cease to be a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not a PFIC. If a U.S. Holder makes a mark-to-market
election, any gain such U.S. Holder recognizes upon the sale or other disposition of the ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market
election.
The
mark-to-market
election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury regulations. The ADSs, but not our ordinary shares, will be treated as marketable stock upon their listing on the New York Stock Exchange. We anticipate that the ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

Because a
mark-to-market
election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.
We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.
If a U.S. Holder owns the ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. U.S. Holders are urged to consult their tax advisor regarding the U.S. federal income tax consequences of owning and disposing of the ADSs or ordinary shares if we are or become a PFIC.
F.
Dividends and Paying Agents
Not applicable.
G.
Statement by Experts
Not applicable.
H.
Documents on Display
We previously filed a registration statement on
Form F-1
(Registration
No. 333-255298)
with the SEC to register the issuance and sale of our ordinary shares represented by ADSs in our IPO. We have also filed a registration statement on
Form F-6
(Registration
No. 333-255650)
with the SEC to register the ADSs.
We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on
Form 20-F
within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at
www.sec.gov
. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
We will furnish Citibank, N.A., the depositary of the ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.
I.
Subsidiary Information
Not applicable.
Item 11. Quantitative and Qualitative Disclosures about Market Risk
Foreign exchange risk
Substantially all of our net revenues and expenses are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar in the future.
Concentration of credit risk
Details of the customers accounting for 10% or more of net operating revenue are as follows, including the amount of net operating revenue and as percentages of total net operating revenue for the periods presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB in thousands	%	RMB in thousands	%	RMB in thousands	%
Customer A	667,376	44.2	602,985	19.9	240,650	7.5
Customer B	331,533	21.9	753,456	24.9	457,995	14.3
Customer C	52,754	3.5	335,514	11.1	367,434	11.5

	1,051,663	69.6	1,691,955	55.9	1,066,079	33.3

Details of the customers which accounted for 10% or more of accounts receivable and contract assets are as follows, including the amount of accounts receivable and contract assets and as percentages of total accounts receivable and contract assets for the periods presented:

	As of December 31,
	2020		2021
	RMB in thousands	%	RMB in thousands	%
Customer A	258,060	18.6	134,292	10.9
Customer B	411,637	29.7	190,284	15.4
Customer C	118,887	8.6	109,676	8.9

	788,584	56.9	434,252	35.2

We perform ongoing credit evaluations of our customers and generally does not require collateral on accounts receivable.
Item 12. Description of Securities Other than Equity Securities
A.
Debt Securities
Not applicable.
B.
Warrants and Rights
Not applicable.
C.
Other Securities
Not applicable.
D.
American Depositary Shares
Fees and Charges Our ADS holders May Have to Pay
As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees
Issuance of ADSs (e.g., an issuance of ADS upon a deposit of Class A ordinary shares, upon a change in the
ADS(s)-to-Class
A ordinary share ratio, or for any other reason), excluding ADS issuances as a result of distributions of Class A ordinary shares	Up to US$0.05 per ADS issued

Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-Class A ordinary share ratio, or for any other reason)	Up to US$0.05 per ADS cancelled

Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to US$0.05 per ADS held

Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to US$0.05 per ADS held

Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to US$0.05 per ADS held

ADS Services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary

Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to US$0.05 per ADS (or fraction thereof) transferred

Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa).	Up to US$0.05 per ADS (or fraction thereof) converted
As an ADS holder, you will also be responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•
the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;

•	the fees, expenses, spreads, taxes and other charges of the depositary and/or service providers (which may be a division, branch or affiliate of the depositary) in the conversion of foreign currency;

•
the reasonable and customary
out-of-pocket
expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, ADSs and ADRs; and

•	the fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program.
ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.
In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.
Fees and Other Payments Made by the Depositary to Us
The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time. Responsibility for payment of such fees, charges and reimbursements may from time to time be changed by agreement between us and the depositary. In the year ended December 31, 2021, we receive payment of US$0.4 million from the depositary for our expenses incurred in connection with the establishment and maintenance of the ADS program.
Taxes
You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.
The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Material Modifications to the Rights of Security Holders
None.
Use of Proceeds
The following “Use of Proceeds” information relates to the registration statement on Form F-1 for our IPO (File Number
333-255298),
which was declared effective by the SEC on May 6, 2021. Our IPO closed in May 2021. Goldman Sachs (Asia) L.L.C., Morgan Stanley & Co. LLC and BofA Securities, Inc. were the representatives of the underwriters for our IPO. We offered and sold an aggregate of 30,000,000 ADSs at an IPO price of US$12.00 per ADS. We raised US$334.8 million in net proceeds from our IPO after deducting underwriting commissions and discounts and the offering expenses payable by us.
The total expenses incurred for our company’s account in connection with our IPO was US$5.4 million. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the IPO were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.
For the period from May 6, 2021, the date that the registration statement was declared effective by the SEC, to December 31, 2021, we used approximately US$0.1 billion of the net proceeds from our IPO to enhance and expand our operations in healthcare service and insurance business, for research and development and general corporate purposes.
There is no material change in the use of proceeds as described in the registration statement.
Item 15. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules
13a-15(e)
of the Exchange Act, as of December 31, 2021. Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.
Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, our disclosure controls and procedures were effective as of December 31, 2021.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm
This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.
Internal Control over Financial Reporting
Prior to our IPO in May 2021, we have been a private company with limited accounting personnel and other resources with which we address our internal control over financial reporting. In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2018, 2019 and 2020, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
The material weakness that has been identified relates to our lack of sufficient skilled staff with appropriate knowledge of U.S. GAAP for the purpose of financial reporting and our lack of formal accounting policies and procedures manual to ensure proper financial reporting to comply with U.S. GAAP and SEC requirements.
We have implemented a number of measures to address the material weaknesses identified, including: (i) hiring additional qualified financial and accounting staff with working experience of U.S. GAAP and SEC reporting requirements, (ii) further expediting and streamlining our reporting process and develop our compliance process, including establishing a comprehensive accounting policies and procedures manual, to allow early detection, prevention and resolution of potential compliance issues, (iii) conducting regular and continuous U.S. GAAP accounting and financial reporting programs and sending our financial staff to attend external U.S. GAAP training courses, and (v) adding resources to strengthen the financial reporting function and setting up a financial and system control framework.
Because such remediation measures were fully implemented, management concluded that the material weakness was fully remediated as of December 31, 2021.
As a company with less than US$1.07 billion in revenues for fiscal year of 2021, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.
Changes in Internal Control over Financial Reporting
Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on
Form 20-F
that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
Our board of directors has determined that Mr. Heping Feng, an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the NYSE and Rule
10A-3
under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

Item 16B. Code of Ethics
Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in April 2021. We have posted a copy of our code of business conduct and ethics on our website at
ir.waterdrop-inc.com
.
Item 16C. Principal Accountant Fees and Services
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal external auditors, for the periods indicated.

	2020		2021
	(in thousands)
Audit fees (1)	US$	768	US$	1,967
All other fees (2)	US$	27	US$	—

(1)
“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2020 and 2021, the audit refers to financial audit.

(2)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permitted tax services.
The policy of our audit committee is to
pre-approve
all audit and
non-audit
services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis
services which are approved by the audit committee prior to the completion of the audit.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
On September 8, 2021, we announced a share repurchase program, pursuant to which we were authorized to repurchase our own ordinary shares, in the form of ADSs, with an aggregate value of up to US$50 million during the
12-month
period effective from September 8, 2021. We had purchased an aggregate of 3,086,422 ADSs for US$5.1 million on the open market under this program, at a weighted average price of US$1.64 per ADS, including repurchase commissions.
The following table sets forth some information about our repurchases during the periods presented.

Period	(a) Total Number of ADSs Purchased	(b) Average Price Paid per ADS (US$)	(c) Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Dollar Value of ADSs that May Yet be Purchased Under the Plans or Programs (US$ in thousands)
September 1 – September 30, 2021	492,496	2.78	492,496	48,630
October 1 – October 31, 2021	—	N/A	492,496	48,630
November 1 – November 30, 2021	—	N/A	492,496	48,630
December 1 – December 31, 2021	868,127	1.39	1,360,623	47,421
January 1 – January 31, 2022	246,768	1.39	1,607,391	47,078
February 1 – February 28, 2022	566,891	1.58	2,174,282	46,182
March 1 – March 31, 2022	912,140	1.38	3,086,422	44,924

Total	3,086,422	1.64	3,086,422	N/A

Item 16F. Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G. Corporate Governance
As a Cayman Islands company listed on the NYSE, we are subject to the listing standards of the NYSE. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE listing standards. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the NYSE listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE listing standards.”
As a company newly listed on the NYSE, we are allowed to rely on the exemption under Rule
10A-3(b)(1)(iv)(A)(2),
which exempts a minority of the members of the audit committee from the independence requirement for one year from the effective date of the registration statement, filed in connection with the IPO. We are currently relying on such exemption.
We are a “controlled company” as defined under the NYSE’s corporate governance rules. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors.
Item 16H. Mine Safety Disclosure
Not applicable.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.
Not applicable.

PART III

Item 17.	Financial Statements
We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements
The consolidated financial statements of Waterdrop Inc., its subsidiaries and its consolidated variable interest entities are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Seventh Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated hereby reference to Exhibit 4.1 to the registration statement on Form S-8 (File No. 333-261408) filed with the Securities and Exchange Commission on November 30, 2021)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated hereby reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

2.3	Deposit Agreement, dated May 6, 2021, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder (incorporated hereby reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-261408) filed with the Securities and Exchange Commission on November 30, 2021)

2.4	Fifth Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated November 20, 2020 (incorporated hereby reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

2.5*	Description of Securities

4.1	2018 Share Incentive Plan (incorporated hereby reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.2	2021 Share Incentive Plan (incorporated hereby reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.3	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated hereby reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated hereby reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.5	English translation of the executed form of the Powers of Attorney granted by shareholders of Zongqing Xiangqian, as currently in effect, and a schedule of all executed Powers of Attorney adopting the same form (incorporated hereby reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.6	English translation of the Loan Agreement among Absolute Health and shareholders of Zongqing Xiangqian dated November 27, 2019 (incorporated hereby reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.7	English translation of the Equity Interest Pledge Agreement among Absolute Health, Zongqing Xiangqian and shareholders of Zongqing Xiangqian dated November 27, 2019 (incorporated hereby reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.8	English translation of the Exclusive Business Cooperation Agreement between Absolute Health and Zongqing Xiangqian dated November 2, 2018 (incorporated hereby reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.9	English translation of the Exclusive Option Agreement among Absolute Health, Zongqing Xiangqian and shareholders of Zongqing Xiangqian dated November 27, 2019 (incorporated hereby reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.10	English translation of the executed form of the Spousal Consent Letter granted by the spouse of each shareholder of Zongqing Xiangqian, as currently in effect, and a schedule of all executed Spousal Consent Letters adopting the same form (incorporated hereby reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.11	English translation of the Powers of Attorney granted by the shareholder of Shuidi Hubao dated November 2, 2018 (incorporated hereby reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.12	English translation of the Equity Interest Pledge Agreement among Absolute Health, Shuidi Hubao and the shareholder of Shuidi Hubao dated November 2, 2018 (incorporated hereby reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.13	English translation of the Exclusive Business Cooperation Agreement between Absolute Health and Shuidi Hubao dated November 2, 2018 (incorporated hereby reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.14	English translation of the Exclusive Option Agreement among Absolute Health, Shuidi Hubao and the shareholder of Shuidi Hubao dated November 2, 2018 (incorporated hereby reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.15	English translation of the Spousal Consent Letter granted by the spouse of the shareholder of Shuidi Hubao dated November 2, 2018 (incorporated hereby reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.16	English translation of the executed form of the Powers of Attorney granted by shareholders of Shuidi Hulian, as currently in effect, and a schedule of all executed Powers of Attorney adopting the same form (incorporated hereby reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.17	English translation of the Equity Interest Pledge Agreement among Absolute Health, Shuidi Hulian and shareholders of Shuidi Hulian dated July 31, 2019 (incorporated hereby reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.18	English translation of the Exclusive Business Cooperation Agreement between Absolute Health and Shuidi Hulian dated July 31, 2019 (incorporated hereby reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.19	English translation of the Exclusive Option Agreement among Absolute Health, Shuidi Hulian and shareholders of Shuidi Hulian dated July 31, 2019 (incorporated hereby reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.20	English translation of the executed form of the Spousal Consent Letter granted by the spouse of each shareholder of Shuidi Hulian, as currently in effect, and a schedule of all executed Spousal Consent Letters adopting the same form (incorporated hereby reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.21	English translation of the executed form of the Powers of Attorney granted by shareholders of Zhuiqiu Jizhi, as currently in effect, and a schedule of all executed Powers of Attorney adopting the same form (incorporated hereby reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.22	English translation of the Loan Agreement among Absolute Health and shareholders of Zhuiqiu Jizhi dated October 28, 2019 (incorporated hereby reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.23	English translation of the Equity Interest Pledge Agreement among Absolute Health, Zhuiqiu Jizhi and shareholders of Zhuiqiu Jizhi dated October 28, 2019 (incorporated hereby reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.24	English translation of the Exclusive Business Cooperation Agreement between Absolute Health and Zhuiqiu Jizhi dated October 25, 2019 (incorporated hereby reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.25	English translation of the Exclusive Option Agreement among Absolute Health, Zhuiqiu Jizhi and shareholders of Zhuiqiu Jizhi dated October 28, 2019 (incorporated hereby reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.26	English translation of the executed form of the Spousal Consent Letter granted by the spouse of each shareholder of Zhuiqiu Jizhi, as currently in effect, and a schedule of all executed Spousal Consent Letters adopting the same form (incorporated hereby reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.27*	English translation of the Exclusive Business Cooperation Agreement between Absolute Health and Guangmu Weichen dated December 8, 2021

4.28*	English translation of the Exclusive Option Agreement among Absolute Health, Guangmu Weichen and shareholders of Guangmu Weichen dated December 8, 2021

4.29*	English translation of the Equity Interest Pledge Agreement among Absolute Health, Guangmu Weichen and shareholders of Guangmu Weichen dated December 8, 2021

4.30*	English translation of the Powers of Attorney granted by Ms. Xiaolei Sun dated December 8, 2021

4.31*	English translation of the Powers of Attorney granted by Ms. Nian Liu dated December 8, 2021

4.32*	English translation of the Spousal Consent Letter granted by the spouse of Ms. Nian Liu dated December 8, 2021

8.1*	List of Significant Subsidiaries and VIEs of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated hereby reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm

15.2*	Consent of Han Kun Law Offices

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Scheme Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on
Form 20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Waterdrop Inc.

By:	/s/ Peng Shen
	Name:	Peng Shen
	Title:	Chairman of the Board of Directors and Chief Executive Office
Date: April 28, 2022

WATERDROP INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF WATERDROP INC.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Waterdrop Inc., and its subsidiaries (the “Company”) as of December 31, 2020 and 2021, the related consolidated statements of comprehensive loss, changes in shareholders’ (deficit)/equity, and cash flows, for each of the three years in the period ended December 31, 2021, and the related notes and the financial statement schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Convenience Translation
Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the financial statements. Such United States dollar amounts are presented solely for the convenience of readers outside the People’s Republic of China.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People’s Republic of China
April 28, 2022
We have served as the Company’s auditor since 2020.

WATERDROP INC.
CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2020	2021
	RMB	RMB	USD
			(Note 2)
Assets
Current assets
Cash and cash equivalents	1,061,962	817,719	128,318
Restricted cash	261,387	667,664	104,771
Short-term investments	1,193,160	1,969,362	309,036
Accounts receivable	539,791	643,843	101,033
Current contract assets	824,544	563,611	88,443
Amount due from related parties	813	1,049	165
Prepaid expense and other assets	651,080	369,794	58,027

Total current assets	4,532,737	5,033,042	789,793

Non-current assets
Non-current contract assets	24,006	29,889	4,690
Property, equipment and software, net	28,724	44,762	7,024
Intangible assets, net	53,034	56,753	8,906
Long-term investments	2,741	11,812	1,854
Right of use assets, net	60,694	59,081	9,271
Deferred tax assets	—	11,840	1,858
Goodwill	3,119	3,420	537
Total non-current assets	172,318	217,557	34,140

Total assets	4,705,055	5,250,599	823,933

The accompanying notes are an integral part of these consolidated financial statements.

WATERDROP INC.
CONSOLIDATED BALANCE SHEETS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2020	2021
	RMB	RMB	USD
			(Note 2)
Liabilities, Mezzanine Equity and Shareholders’ (Deficit)/Equity
Current liabilities
Amount due to related parties (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB nil and RMB nil as of December 31, 2020 and 2021, respectively)	9,789	20,449	3,209
Insurance premium payables (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB 607,326 and RMB 685,028 as of December 31, 2020 and 2021, respectively)	607,326	685,028	107,496
Deferred revenue (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB 22,017 and RMB 803 as of December 31, 2020 and 2021, respectively)	22,017	803	126
Accrued expenses and other current liabilities (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB 447,211 and RMB 413,438 as of December 31, 2020 and 2021, respectively)	595,606	498,752	78,265
Current lease liabilities (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB 10,594 and RMB 16,452 as of December 31, 2020 and 2021, respectively)	36,551	44,113	6,922

Total current liabilities	1,271,289	1,249,145	196,018

Non-current liabilities
Non-current lease liabilities (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB 8,181 and RMB 12,921 as of December 31, 2020 and 2021, respectively)	27,709	14,477	2,272
Deferred tax liabilities (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB 225,320 and RMB 13,126 as of December 31, 2020 and 2021, respectively)	225,745	13,551	2,126
Total non-current liabilities	253,454	28,028	4,398

Total liabilities	1,524,743	1,277,173	200,416

The accompanying notes are an integral part of these consolidated financial statements.

WATERDROP INC.
CONSOLIDATED BALANCE SHEETS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2020	2021
	RMB	RMB	USD
			(Note 2)
Liabilities, Mezzanine Equity and Shareholders’ (Deficit)/Equity (Continued)
Commitments and contingencies (Note 20)
Mezzanine equity
Series Pre-A convertible redeemable preferred shares (US$0.000005 par value per share; 241,148,000 and nil shares authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)	56,185	—	—
Series A convertible redeemable preferred shares (US$ 0.000005 par value per share; 334,926,000 and nil shares authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)	129,323	—	—
Series A+ convertible redeemable preferred shares (US$ 0.000005 par value per share; 157,896,000 and nil shares authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)	77,520	—	—
Series B convertible redeemable preferred shares (US$ 0.000005 par value per share; 352,107,646 and nil shares authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)	497,106	—	—
Series C convertible redeemable preferred shares (US$ 0.000005 par value per share; 542,794,072 and nil shares authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)	1,222,224	—	—
Series C+ convertible redeemable preferred shares (US$ 0.000005 par value per share; 170,632,018 and nil shares authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)	490,571	—	—
Series C++ convertible redeemable preferred shares (US$ 0.000005 par value per share; 120,971,053 and nil shares authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)	388,925	—	—
Series D convertible redeemable preferred shares (US$ 0.000005 par value per share; 517,264,501 and nil shares authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)	1,975,482	—	—

Total mezzanine equity	4,837,336	—	—

Shareholders’ (deficit)/equity
Ordinary shares (US$ 0.000005 par value; 10,000,000,000 shares authorized, 1,203,526,000 shares issued and outstanding as of December 31, 2020; 8,900,000,000 Class A ordinary shares authorized, 3,206,653,701 Class A ordinary shares issued, 3,140,896,631 Class A ordinary shares outstanding as of December 31, 2021; 1,000,000,000 Class B ordinary shares authorized, 801,904,979 Class B ordinary shares issued and outstanding as of December 31, 2021)	41	134	21
Additional paid-in capital	—	7,329,420	1,150,146
Accumulated other comprehensive income/(loss)	14,956	(21,492)	(3,373)
Accumulated deficit	(1,672,021)	(3,334,636)	(523,277)

Total shareholders’ (deficit)/equity	(1,657,024)	3,973,426	623,517

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	4,705,055	5,250,599	823,933

The accompanying notes are an integral part of these consolidated financial statements.

WATERDROP INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(All amounts in thousands, except for share and per share data, or otherwise noted)

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	USD
				(Note 2)
Operating revenue, net	1,510,965	3,027,948	3,205,914	503,078

Operating costs and expenses
Operating costs	(291,310)	(742,258)	(1,054,475)	(165,470)
Sales and marketing expenses	(1,056,494)	(2,130,535)	(3,104,769)	(487,206)
General and administrative expenses	(142,995)	(407,171)	(530,522)	(83,250)
Research and development expenses	(214,646)	(244,230)	(378,990)	(59,472)

Total operating costs and expenses	(1,705,445)	(3,524,194)	(5,068,756)	(795,398)

Operating loss	(194,480)	(496,246)	(1,862,842)	(292,320)

Other income/(expenses)
Interest income	10,533	26,515	48,662	7,636
Fair value change of warrant	—	(150,685)	—	—
Foreign currency exchange gain/(loss)	4,152	(1,335)	9,349	1,467
Others, net	817	8,052	9,764	1,532

Loss before income tax, and share of results of equity method investee	(178,978)	(613,699)	(1,795,067)	(281,685)

Income tax (expense)/bebefit	(142,528)	(50,155)	220,987	34,678
Share of results of equity method investee	(29)	(15)	—	—

Net loss attributable to Waterdrop Inc.	(321,535)	(663,869)	(1,574,080)	(247,007)

Deemed dividend on modification on preferred shares	—	(67,975)	—	—
Deemed dividend upon issuance of warrants	—	(90,268)	—	—
Preferred shares redemption value accretion	(136,839)	(285,668)	(152,287)	(23,897)

Net loss attributable to ordinary shareholders	(458,374)	(1,107,780)	(1,726,367)	(270,904)

Other comprehensive income/(loss):
Foreign currency translation adjustment	27,771	(14,008)	(36,640)	(5,750)
Unrealized gains on available for sale investments, net of tax	209	1,724	192	30

Total comprehensive loss	(293,555)	(676,153)	(1,610,528)	(252,727)

Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	1,203,526,000	1,174,583,516	2,990,507,749	2,990,507,749
Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.38)	(0.94)	(0.58)	(0.09)
The accompanying notes are an integral part of these consolidated financial statements.

WATERDROP INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’
(DEFICIT)/EQUITY
(All amounts in thousands, except for share and per share data, or otherwise noted)

	Ordinary shares		Treasury stock			Additional paid-in capital	Accumulated other comprehensive income/(loss)	Accumulated deficit	Total shareholders’ (deficit)/equity
	Number	Amount	Number	Amount
		RMB		RMB		RMB	RMB	RMB	RMB
Balance at January 1, 2019	1,203,526,000	41	—	—		38,831	(740)	(338,923)	(300,791)
Preferred shares redemption value accretion	—	—	—	—		(63,697)	—	(73,142)	(136,839)
Share-based payment compensation	—	—	—	—		24,866	—	—	24,866
Net loss for the year	—	—	—	—		—	—	(321,535)	(321,535)
Other comprehensive income	—	—	—	—		—	27,980	—	27,980

Balance at December 31, 2019	1,203,526,000	41	—	—		—	27,240	(733,600)	(706,319)

Preferred shares redemption value accretion	—	—	—	—		(169,359)	—	(116,309)	(285,668)
Share-based payment compensation	—	—	—	—		169,359	—	—	169,359
Net loss for the year	—	—	—	—		—	—	(663,869)	(663,869)
Deemed dividend on modification on preferred shares (Note 16)	—	—	—	—		—	—	(67,975)	(67,975)
Deemed dividend upon issuance of warrants (Note 16)	—	—	—	—		—	—	(90,268)	(90,268)
Other comprehensive loss	—	—	—	—		—	(12,284)	—	(12,284)

Balance at December 31, 2020	1,203,526,000	41	—	—		—	14,956	(1,672,021)	(1,657,024)
Preferred shares redemption value accretion	—	—	—	—		(63,752)	—	(88,535)	(152,287)
Share-based payment compensation	—	—	—	—		283,291	—	—	283,291
Issuance of ordinary shares, net of issuance cost of RMB 28,233 upon initial public offering (Note 15)	300,000,000	10	—	—		2,133,427	—	—	2,133,437
Conver s ion of convertible redeemable preferred shares upon initial public offering (Note 16)	2,437,739,290	83	—	—		4,989,540	—	—	4,989,623
Share repurchase	—	—	(13,606,230)	—	*	(16,546)	—	—	(16,546)
Exercise of share options (Note 17)	15,142,550	—	—	—		3,460	—	—	3,460
Net loss for the year	—	—	—	—		—	—	(1,574,080)	(1,574,080)
Other comprehensive loss	—	—	—	—		—	(36,448)	—	(36,448)

Balance at December 31, 2021	3,956,407,840	134	(13,606,230)	—		7,329,420	(21,492)	(3,334,636)	3,973,426

*	Less than RMB1 thousand
The accompanying notes form an integral part of these consolidated financial statements.

WATERDROP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands, except for share and per share data, or otherwise noted)

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	USD
				(Note 2)
Cash flows from operating activities:
Net loss	(321,535)	(663,869)	(1,574,080)	(247,007)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property, equipment and software	6,687	12,892	17,906	2,810
Amortization of intangible assets	—	173	186	29
Fair value change of warrant	—	150,685	—	—
Share of results of equity method investee	29	15	—	—
Share-based compensation expense	27,996	227,828	226,161	35,490
Loss from disposal of property and equipment	12	178	548	86
(Gain)/loss from disposals of subsidiaries	—	(180)	252	40
Impairment loss	—	—	40,501	6,355
Changes in operating assets and liabilities:
Accounts receivable	(147,327)	(286,839)	(104,052)	(16,328)
Contract assets	(528,614)	(230,862)	255,050	40,023
Prepaid expense and other assets	(153,730)	(385,554)	254,815	39,985
Amount due from/to related party	2,671	3,918	10,424	1,636
Deferred revenue	(12,713)	347	(21,214)	(3,329)
Insurance premium payables	154,254	287,089	77,702	12,193
Deferred tax assets	—	—	(11,840)	(1,858)
Deferred tax liabilities	142,348	49,514	(213,121)	(33,443)
Accrued expenses and other current liabilities	303,361	47,400	(52,025)	(8,164)
Right of use assets, net	(49,197)	(10,974)	1,613	253
Operating lease liabilities	42,863	21,131	(5,478)	(860)

Net cash used in operating activities	(532,895)	(777,108)	(1,096,652)	(172,089)

Cash flows from investing activities:
Purchase of property, equipment and software.	(13,267)	(26,709)	(35,659)	(5,595)
Disposal of property, equipment and software	—	—	27	4
Purchase of intangible assets	—	—	(816)	(128)
Purchase of short-term investments	(528,719)	(1,282,428)	(13,054,640)	(2,048,558)
Proceeds from maturity of short-term investments	503,260	110,000	12,253,325	1,922,814
Purchase of long-term investments	(2,072)	—	(9,900)	(1,554)
Acquisitions of subsidiaries, net of cash acquired	(5,070)	(28,710)	765	120
Disposal of subsidiaries, net of cash disposed	—	8,355	—	—
Loans to related parties	(1,220)	(1)	—	—
Repayment of loans to related parties	1,133	1,792	—	—

Net cash used in investing activities	(45,955)	(1,217,701)	(846,898)	(132,897)

WATERDROP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	USD
				(Note 2)
Cash flows from financing activities:
Proceeds from issuance of convertible redeemable preferred shares, net	1,491,983	2,048,986	—	—
Proceeds from initial public offering, net of offering cost	—	—	2,133,437	334,782
Repayment of short-term borrowings	(19,140)	—	—	—
Proceeds from exercise of share option	—	2,073	2,971	466
Payment for share repurchase	—	—	(16,546)	(2,596)
Principal payments under finance lease obligation	(68)	(169)	(192)	(30)

Net cash provided by financing activities	1,472,775	2,050,890	2,119,670	332,622

Effect of exchange rate changes on cash and cash equivalents	27,342	(26,884)	(14,086)	(2,209)

Net increase in cash and cash equivalents and restricted cash	921,267	29,197	162,034	25,427

Total cash and cash equivalents and restricted cash at beginning of year	372,885	1,294,152	1,323,349	207,662
Total cash and cash equivalents and restricted cash at end of year	1,294,152	1,323,349	1,485,383	233,089
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	964,476	1,061,962	817,719	128,318
Restricted cash	329,676	261,387	667,664	104,771

Total cash and cash equivalents and restricted cash at end of year	1,294,152	1,323,349	1,485,383	233,089
Supplemental disclosure of cash flow information
Cash paid for interest	311	—	—	—
Cash paid for income tax	149	704	2,532	397
Supplemental disclosure of non-cash investing and financing activities
Accrued expenses and other current liabilities related to purchase of property and equipment	7,507	1,203	71	11
Accrued expenses and other current liabilities related to acquisitions of subsidiaries	612	—	—	—
Issuance of preferred share upon conversion of warrant	—	226,876	—	—
The accompanying notes form an integral part of these consolidated financial statements.

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, or otherwise noted)

1.	Principal activities and reorganization

(a)	History and Reorganization
Waterdrop Inc. (“Waterdrop” or the “Company”) was incorporated in May 2018 under the laws of the Cayman Islands. The Company, its subsidiaries, its consolidated variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively referred to as the “Group”) primarily provide online insurance brokerage services to match and connect users with relevant insurance products underwritten by insurance companies in the People’s Republic of China (“PRC”). The Group operated Waterdrop Mutual Aid platform since May 2016, which was terminated in March 2021. The Group also operates a medical crowdfunding platform.
Prior to the incorporation of the Company, the Group commenced its operation in 2016 and mainly carried out its business operation through Beijing Zongqing Xiangqian Technology Co., Ltd (“Zongqing Xiangqian”) and its wholly-owned subsidiaries Beijing Shuidi Hubao Technology Co., Ltd. (“Shuidi Hubao”) and Beijing Shuidi Hulian Technology Co., Ltd. (“Shuidi Hulian”). Zongqing Xiangqian is a limited liability company founded in 2016 by Mr. Shen Peng, the founder and the Chief Executive Officer (the “CEO” or the “Founder”) of the Company.
On May 7, 2021, the Company completed its initial public offering on the New York Stock Exchange under the code “WDH”.

The Company issued
30,000,000
ADS, representing
300,000,000
Class A ordinary shares, at US Dollar (US$”)
12.0
per ADS. Net proceeds from the global offering after deducting underwriting commissions, share issuance costs and offering expenses approximately amounted to RMB
2.1
billion.
As PRC laws and regulations prohibit and restrict foreign ownership of value-added telecommunication businesses, the Company established, through a Hong Kong intermediary company, a wholly-owned foreign invested subsidiary in the PRC, Beijing Absolute Health Ltd. (“Absolute Health” or the “WFOE”) in October
2018
.
The WFOE entered into a series of contractual arrangements (see Note 2(b)) in November 2018 with Zongqing Xiangqian and Shuidi Hubao and their respective shareholders. In July 2019, the WFOE further entered into a series of contractual arrangements (see Note 2(b)) with Shuidi Hulian and their respective shareholders. The series of contractual agreements include a power of attorney, an exclusive call option agreement, an equity pledge agreement, an exclusive business cooperation agreement, and a spouse consent agreement. The Group believes that these contractual agreements would enable the WFOE to (1) have power to direct the activities that most significantly affects the economic performance of the VIE and its subsidiaries and (2) receive the economic benefits of the VIE and its subsidiaries that could be significant to them. Accordingly, the Group believes that the WFOE is the primary beneficiary of the VIE and its subsidiaries.

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

1.	Principal activities and reorganization (continued)

(a)	History and Reorganization (continued)

As of December 31, 2021, the Company’s major subsidiaries, consolidated VIEs and principal subsidiary of VIEs are as follows:

Name of Company	Date of Incorporation/ Establishment	Place of Incorporation/ Establishment	Percentage Of Direct or Indirect Economic Interest	Principal Activities
Principal Subsidiaries
Waterdrop Group HK Limited (“Waterdrop HK”)	May 31, 2018	Hong Kong	100%	Investment holding
Absolute Health	October 17, 2018	PRC	100%	Research and development service for the Group

VIEs and its principal subsidiaries
Zongqing Xiangqian	August 2, 2013	PRC	100%	Operating management service for the Group
Shuidi Hubao	December 12, 2016	PRC	100%	Medical crowdfunding platform services
Shuidi Hulian	December 12, 2016	PRC	100%	Mutual aid platform services1
Shuidi Insurance Brokerage Co., Ltd	October 19, 2012	PRC	100%	Insurance brokerage services

1	The business was terminated in March, 2021.

2.	Summary of Significant Accounting Policies

(a)	Basis of Presentation
The Group’s consolidated financial statements as of December 31, 2020 and 2021 and during the years ended December 31, 2019, 2020 and 2021 are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and related disclosures. Actual results may differ from those estimates. Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

(b)	Basis of Consolidation
Consolidation through contractual agreements:
The consolidated financial statements include the financial information of the Company, its wholly-owned subsidiaries and its VIEs and VIEs’ subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.
Applicable PRC laws and regulations currently limit foreign ownership of companies that provide value-added telecommunication businesses. The Company is deemed a foreign legal person under PRC laws and accordingly subsidiaries owned by the Company are not eligible to engage in the provisions of value-added telecommunication services. The Group therefore operates its business, primarily through the VIEs and the subsidiaries of the VIEs.

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)

(b)	Basis of Consolidation (continued)
Consolidation through contractual agreements:
(continued)

The Company, through its WFOE, entered into a series of contractual arrangements (the “VIE agreements”) with the VIEs and their respective shareholders that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs.
Agreements that provide the Group effective control over the VIEs include:
Power of Attorney:
Pursuant to the power of attorney signed between each of the shareholders of the VIEs and the WFOE, each shareholder irrevocably appointed the WFOE as its attorney-in-fact
to exercise on each shareholder’s behalf all rights that each shareholder has in respect of its equity interest in the VIEs (including but not limited to executing the exclusive right to the voting rights and the right to appoint directors and executive officers of the VIEs). The shareholders cannot revoke the authorization and entrustment as long as the shareholders remain a shareholder of the VIEs. The power of attorney will remain in force as long as the shareholders remain shareholders of the VIEs.
Executive Call Option Agreements:
Pursuant to the exclusive call option agreement entered into between each of the shareholders of the VIEs and the WFOE, the shareholders irrevocably granted the WFOE a call option to request the shareholders to transfer or sell any part or all of its equity interests in the VIEs, to the WFOE, or their designees. The purchase price of the equity interests in the VIEs shall be equal to the higher of Renminbi 1 or the minimum price required by PRC law or an amount equal to the registered capital contributed by the relevant shareholder. Without the WFOE’s prior written consent, the VIEs and their shareholders shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, issue any additional equity or right to receive equity, provide any loans, distribute dividends in any form.
Loan Agreements:
Pursuant to the loan agreements entered into between the WFOE and each of the shareholders of two VIEs (including Zongqing Xiangqian and Beijing Zhuiqiu Jizhi Technology Co., Ltd.), the WFOE extended loans to the shareholders of the two VIEs who had contributed the loan principals to the relevant VIEs mainly as registered capital. The shareholders of the two VIEs may repay the loans only by transferring their respective equity interests in the VIEs to WFOE or its designated person(s) pursuant to the exclusive option agreements. These loan agreements will remain effective until the date of full performance by the parties of their respective obligations thereunder.
Equity Interest Pledge Agreements:
Each shareholder of the VIEs has also entered into an equity pledge agreement with the WFOE, pursuant to which each shareholder pledged his/her interest in the WFOE to guarantee the performance of obligations of the WFOE and its shareholders under the exclusive business cooperation agreement, exclusive call option agreement, and power of attorney. If the VIEs or any of the shareholders breach their contractual obligations, the WFOE will be entitled to certain rights and interests regarding the pledged equity interests including the right to dispose the pledged equity interests. None of the shareholders shall, without the prior written consent of the WFOE, assign or transfer to any third party, create or cause any security interest and any liability in whatsoever form to be created on, all or any part of the equity interests it holds in the VIEs. This agreement is not terminated until all of the agreements under the power of attorney, exclusive call option agreement and the exclusive business cooperation agreement are fully performed.
Exclusive Business Cooperation Agreements:
Pursuant to the exclusive business cooperation agreement entered into by the WFOE and the VIEs, the WFOE provides exclusive technical support and consulting services in return for fees based on 100% of the VIE’s total consolidated profit, which is adjustable at the sole discretion of the WFOE.

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)

(b)	Basis of Consolidation (continued)
Exclusive Business Cooperation Agreements
:

(continued)

Without the WFOE’s consent, the VIEs cannot procure services from any third party or enter into similar service arrangements with any other third party, except for those from the WFOE.
Spouse Consent letters:
The spouse of each shareholder of the VIEs has entered into a spouse consent letter to acknowledge that he or she consents to the disposition of the equity interests held by his or her spouse in the VIEs in accordance with the exclusive option agreement, the power of attorney and the equity pledge agreement regarding the VIE structure described above, and any other supplemental agreement(s) may be consented by his or her spouse from time to time. Each such spouse further agrees that he or she will not take any action or raise any claim to interfere with the arrangements contemplated under the above mentioned agreements. In addition, each such spouse further acknowledges that any right or interest in the equity interests held by his or her spouse in the VIEs do not constitute property jointly owned with his or her spouse and each such spouse unconditionally and irrevocably waives any right or interest in such equity interests.
These contractual arrangements allow the Company, through its WFOE, to effectively control the VIEs, and to derive substantially all of the economic benefits from them. Accordingly, the Company has consolidated the VIEs.
The Group believes that the contractual arrangements with the VIEs are in compliance with PRC laws and are legally enforceable. However, uncertainties in the PRC legal system could limit the Group’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

•	revoke or refuse to grant or renew the Group’s business and operating licenses;

•	restrict or prohibit related party transactions between the wholly-owned subsidiaries of the Group and the VIEs;

•	impose fines, confiscate income or other requirements which the Group may find difficult or impossible to comply with;

•	require the Group to alter, discontinue or restrict its operations;

•	restrict or prohibit the Group’s ability to finance its operations;

•	place restrictions on the Group’s right to collect revenues;

•	shut down the Group’s servers or blocking the Group’s app/websites; or

•	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.
The imposition of any of these restrictions or actions could result in a material adverse effect on the Group’s ability to conduct its business. In such case, the Group may not be able to operate or control the VIEs, which may result in the deconsolidation of the VIEs in the Group’s consolidated financial statements. In the opinion of management, the likelihood for the Group to lose such ability is remote based on current facts and circumstances. The Group’s operations depend on the VIEs to honor their contractual arrangements with the Group. These contractual arrangements are governed by PRC laws and disputes arising out of these agreements are expected to

F-1
3

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)

(b)	Basis of Consolidation (continued)
Spouse Consent letters
:

(continued)

be decided by arbitration in the PRC. The management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application to an effect on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIEs or the nominee shareholders of the VIEs fail to perform their obligations under those arrangements.
The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and their subsidiaries, which are included in the Group’s consolidated financial statements. Transactions between the VIEs and their subsidiaries are eliminated in the balances presented
below:

	As of December 31,
	2020	2021
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	755,941	731,189
Restricted cash	253,557	667,664
Short-term investments	274,390	351,451
Accounts receivable	536,644	635,235
Current contract assets	824,544	563,611
Other current assets	620,710	316,489

Total current assets	3,265,786	3,265,639

Non-current assets
Non-current contract assets	24,006	29,889
Intangible assets, net	49,406	53,202
Deferred tax assets	—	11,840
Other non-current assets	33,828	57,154

Total non-current assets	107,240	152,085

Total assets	3,373,026	3,417,724

LIABILITIES
Current liabilities
Insurance premium payables	607,326	685,028
Deferred revenue	22,017	803
Accrued expenses and other current liabilities	447,211	413,438
Current lease liabilities	10,594	16,452

Total current liabilities	1,087,148	1,115,721

Total non-current liabilities	233,501	26,047

Total liabilities	1,320,649	1,141,768

F-1
4

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)

(b)	Basis of Consolidation (continued)

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Operating revenue, net	1,510,965	3,013,546	3,193,807
Net income/(loss)	20,477	233,434	(505,603)
Net cash used in operating activities	(381,917)	(301,869)	(240,527)
Net cash provided by/(used in) investing activities	75,528	(277,521)	(99,240)
Net cash used in financing activities	(19,190)	—	—
There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and which can only be used to settle the VIEs’ obligations. No creditors (or beneficial interest holders) of the VIEs have recourse to the general credit of the Company or any of its consolidated subsidiaries. No terms in any arrangements, considering both explicit arrangements and implicit variable interests, require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to the VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.
Mutual Aid Platform:
The Group, as a manager and a fiduciary of the plan, operated a mutual aid platform, which consisted of several mutual aid plans that provided its participants with health protection against different types of illnesses.
The Group did not consolidate the plans as it determined that those plans did not meet the definition of a legal entity. The plans required contributions from its participants which accumulated and served as a reserve pool of protection. Contributions from participants were not recorded in the Group’s consolidated balance sheets as they were maintained in a custodian account, separated from the Company’s own bank accounts and could not be used for any other purposes other than to reimburse the related medical expenses of the participants.
The Company terminated its Waterdrop Mutual Aid business at the end of March 2021.

(c)	Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates reflected in the Group’s financial statements are estimates and judgments applied in the consolidation of the VIEs, revenue recognition, realization of deferred tax assets, allowance for doubtful account, valuation of ordinary shares and warrants, and valuation of share- based compensation arrangements. Actual results could differ from such estimates.

(d)	Comprehensive Income and Foreign Currency Translation
The Group’s operating results are reported in the consolidated statements of comprehensive loss and consist of two components: net loss and other comprehensive income/(loss) (“OCI”). The Group’s OCI is comprised of gains and losses resulting from translating foreign currency financial statements of entities, of which the functional currency is other than the RMB which is the reporting currency of the Group, and unrecognized gains

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)

(d)	Comprehensive Income and Foreign Currency Translation (continued)

and losses from available for sale investments, net of related income taxes, where applicable. Such subsidiaries’ assets and liabilities are translated into RMB at period-end
exchange rates, and revenues and expenses are translated at the average exchange rates prevailing during the period. Adjustments that result from translating amounts from a subsidiary’s functional currency to the RMB (as described above) are reported net of tax, where applicable, in accumulated OCI in the consolidated balance sheets.

(e)	Convenience Translation
The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars (“US$” or “USD”) using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders’ deficit and cash flows from RMB into USD as of and for the year ended December 31, 2021 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.3726, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2021, or at any other rate.

(f)	Cash and Cash Equivalents
Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which have original maturities less than three months. The Group considers all highly liquid investments with stated maturity dates of three months or less from the date of purchase to be cash equivalents.

(g)	Restricted Cash
Restricted cash mostly include premiums received from certain insured collected by the Group in a fiduciary capacity until disbursed to the appropriate insurance companies and amounted to RMB 243,557 and RMB 657,464 as of December 31, 2020 and 2021. Restricted cash also included guarantee deposits required by China Banking and Insurance Regulatory Commission in order to protect from insurance premium appropriation by the insurance broker and guarantee deposit related to foreign exchange settlement contracts.

(h)	Short-term Investments
Short-term investments include wealth management products, which are mainly deposits with fixed
interest rates placed with financial institutions and are restricted as to withdrawal and use. Investments are classified as held-to-maturity when the Group has the positive intent and ability to hold the securities to maturity, and are recorded at amortized cost. The original maturities of the short-term investments are less than twelve months.
Investment products not classified as trading or as held-to-maturity are classified as available-for-sale debt securities, which are reported at fair value, with unrealized gains and losses recorded in “Accumulated other comprehensive (loss) / income” on the consolidated balance sheets. Realized gains or losses are included in earnings during the period in which the gain or loss is realized.

(i)	Accounts Receivable
Accounts receivable are recorded at the invoiced amount and do not bear interest. Accounts receivable mainly represent brokerage commission fees and technical service fees receivable from insurance companies.

F-1
6

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)

(i)	Accounts Receivable (continued)

The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses over the Group’s existing accounts receivable balance. The Group determines the allowance based on historical write-off
experience. The Group reviews its allowance for doubtful accounts regularly.

(j)	Fair Value Measurement
Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.
Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

•	Level 1—inputs are based upon unadjusted quoted prices for identical assets or liabilities traded in active markets.

•
Level 2—inputs are based upon quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•
Level 3—inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair value are therefore determined using model based valuation techniques that include option pricing models, discounted cash flow models, and similar techniques.

(k)	Financial Instruments
The Group’s financial instruments consist primarily of cash and cash equivalents, restricted cash, available for sale investments, held to maturity investments, accounts receivable, other receivable, insurance premium payables, other current liabilities and amount due from/to related parties. As of December 31, 2020 and 2021, the carrying values of cash and cash equivalents, restricted cash, held to maturity investments, accounts receivable, other receivable, insurance premium payables, other current liabilities and amount due from/to related parties approximated their fair values due to the short term maturities of those instruments. Available-for-sale investments and share-based compensation liabilities are recorded at fair value in the consolidated financial statements.

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)

(l)	Property, Equipment and Software, Net
Property, equipment and software are stated at cost. Depreciation is calculated using the straight line method over the following estimated useful lives, taking into account the residual value, if any. The table below sets forth the estimated useful life and residual value:

Category	Estimated useful life	Residual value
Office furniture and equipment	5 years	5%
Computer and electronic equipment	3 years	5%
Leasehold improvements	shorter of remaining lease period and estimated useful life	Nil
Software	10 years	Nil

(m)	Intangible Assets, Net
Intangible assets with an indefinite useful life represent the insurance brokerage license, insurance adjusting license, insurance agency license and medical institution license. Intangible assets with an indefinite life are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired.
Intangible assets with finite lives represent purchased trademark and software copyright. These intangible assets are amortized on a straight line basis over their estimated useful lives of the respective assets, which is 10 years.
The Group compares the carrying amount of intangible assets with finite lives against the estimated undiscounted future cash flows associated with it. Impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value.

Impairment for intangible assets were
 RMB
nil,
 RMB
nil and RMB 717 for the years ended December 31, 2019, 2020 and 2021, respectively.

(n)	Asset Acquisition
When the Company acquires other entities, if the assets acquired and liabilities assumed do not constitute a business, the transaction is accounted for as an asset acquisition. Assets are recognized based on the cost, which generally includes the transaction costs of the asset acquisition, and no gain or loss is recognized unless the fair value of noncash assets given as consideration differs from the assets’ carrying amounts on the Company’s financial statements. The cost of a group of assets acquired in an asset acquisition is allocated to the individual assets acquired or liabilities assumed based on their relative fair value and does not give rise to goodwill.

(o)	Long-Term Investments
The Group’s long-term investments consist of equity securities without readily determinable fair value and equity method investments.
i. Equity securities without readily determinable fair value
The Group accounts for equity investments that do not have a readily determinable fair value under the measurement alternative prescribed within Accounting Standards Update (“ASU”)
2016-01,
Recognition and

F-1
8

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)

(o)	Long-Term Investments (continued)

Measurement of Financial Assets and Financial Liabilities, to the extent such investments are not subject to consolidation or the equity method. Under the measurement alternative, these financial instruments are carried at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. In addition, income is recognized when dividends are received only to the extent they are distributed from net accumulated earnings of the investee. Otherwise, such distributions are considered returns of investment and are recorded as a reduction of the cost of the investment. The Group recorded
 RMB
nil,
 RMB
nil and RMB 784 impairment on its equity securities without readily determinable fair value during the years ended December 31, 2019, 2020 and 2021, respectively.
ii. Equity method investments
Investee companies over which the Group has the ability to exercise significant influence, but does not have a controlling interest, are accounted for using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate. The Group also uses the equity method of accounting for its investments in variable interest entity where the Group is not considered the primary beneficiary but holds significant influences. Under the equity method of accounting, the Group’s share of the earnings or losses of the investee company, impairments, and other adjustments required by the equity method are reflected in “share of results of equity method investee” in the consolidated statements of comprehensive loss.
An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than temporary. The Group estimated the fair value of the investee company based on comparable quoted price for similar investment in active market, if applicable, or discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. The Group did not record any impairment on its equity method investments during the years ended December 31, 2019, 2020 and 2021.

(p)	Short-Term Borrowings
Short-term borrowings represent the Group’s borrowings from commercial banks for the Group’s working capital. Short-term borrowings includes borrowings with maturity terms shorter than one year.

(q)	Insurance Premium Payables
Insurance premium payables are insurance premiums collected from insurance policyholder on behalf of insurance companies but not yet remitted to the insurance companies as of the balance sheet dates.

(r)	Share-Based Compensation
Equity classified share option awards
Share-based payment transactions with employees (including management), such as share options, are measured based on the grant date fair value of the equity instrument. The Group has elected to recognize compensation expenses over the requisite service period of the award using the straight line method for all employee equity

F-1
9

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)

(r)	Share-Based Compensation (continued)
Equity classified share option awards
(continued)

awards granted with graded vesting provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date fair value of the options that are vested at that date. The Group elects to recognize forfeitures when they occur.
Liability-classified share option awards
Awards accounted for under ASC
718-Compensation-Stock
Options (“ASC 718”), with a repurchase feature that is probable for the grantor to prevent the grantee from bearing the risks and rewards of ownership for a reasonable period of time from the date the options vested, are required to be classified as liabilities. Upon termination of a grantee’s continuous services within the vesting period, the Group has a right (but not the obligation) to repurchase the vested options at a price no more than the fair value of the awards, which was automatically terminated upon initial public offering. As such, it is probable that Group would prevent the grantee from bearing the risks and rewards of ownership for a reasonable period of time from the date the options were vested.
Upon an employee’s termination prior to the initial public offering in May 2021, the Group reclassifies any vested awards held by the employees into liability as the repurchase price is below fair value. The Group subsequently measures the liability awards at fair value at each reporting date until the initial public offering, with changes in fair value recognized as compensation expense. The repurchase feature expired upon the initial public offering in May 2021, thus the awards were reclassified from liability to equity, and a corresponding increase in fair value in additional paid-in capital, upon the initial public offering.

(s)	Revenue recognition
Insurance Brokerage Services
The Group provides insurance brokerage services distributing various health and life insurance policies on behalf of insurance companies (its customers). As an agent of the insurance company, the Group sells insurance policies on behalf of the insurance company and earns brokerage commissions determined as a percentage of premiums paid by the policyholder. The Group has identified its promise to sell insurance policies on behalf of an insurance company as the performance obligation in its contracts with the insurance companies. The Group’s performance obligation to the insurance company is satisfied and commission revenue is recognized at the point in time when an insurance policy becomes effective. The Group also provides policyholder inquiry (call center) services which is considered administrative in nature that transfers minimal benefit to the customer. Additionally, certain contracts with insurance companies include a promise to provide certain services to the insurance company such as information gathering and payment collection. The Group has concluded that such services are immaterial in the context of the contract. The Group accrues the costs of providing such services when the related revenue is recognized (i.e., when an insurance policy becomes effective).
The term for short-term health insurance policies sold by the Group is typically 12 months, while the term for long-term health and life insurance policies sold by the Group typically ranges from 6 to 30 years. The insurance company pays the Group a commission either upfront or in monthly or annual instalments based on the underlying cash flows of the insurance policy (i.e., payments of the related premiums for the insurance policy purchased). The Group’s contract terms can give rise to variable consideration due to the nature of its commission structure (e.g., policy changes or cancellations).
The Group determines the transaction price of its contracts by estimating commissions that the entity expects to be entitled to over the premium collection term of the policy based on historical experience regarding

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)

(s)	Revenue recognition (continued)
Insurance Brokerage Services
(continued)

premium retention and assumptions about future policyholder behaviour and market conditions. Such estimates are ‘constrained’ in accordance with ASC 606, that is, the Group uses the expected value method and only includes estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized for such transactions will not occur.
Beginning in November 2019, for certain long-term insurance policies sold, the Group is also entitled to a performance bonus from insurance companies if the retention rate for a certain period exceeds a predetermined percentage. As the consideration for the bonus is contingent on the occurrence (or non-occurrence) of a future event, the bonus represents variable consideration. Consistent with the policy described above, the Group uses the expected value method to estimate the variable consideration and may constrain the estimate to the extent that it is probable that a significant reversal of revenue in the future will not occur.
Management of Mutual Aid Platform
The Group, as a manager and a fiduciary of the plan, operated a mutual aid platform, which consisted of several mutual aid plans that provided its participants (who are the Group’s customer) with health protection against different types of critical illnesses.
Prior to March 2019, the Group had provided plan managing services free of charge. Beginning in March 2019, the Group charged a management fee calculated as a fixed percentage of each approved payout. The Group’s managing services primarily comprised daily payout processing activities that were substantially the same and had the same pattern of transfer to the customer. As such, the Group has identified a single performance obligation, a series of distinct services, related to the mutual aid platform managing services in its contracts, which was satisfied overtime. The transaction price represented variable consideration in its entirety. The Group determined that the variable consideration related specifically to the Group’s efforts to perform and transfer payout processing services during the period, which were distinct from the services the Group provided in other periods. Therefore, as the payout processing services were performed, the variable consideration earned during the period was allocated to those services and recognized in the period control transfers.
Participants also had a choice to upgrade their plan. The upgraded plan provided them with additional protection and further reimbursements if the illness was cancer-related and the payout from the basic plan was insufficient. Under this plan, the Group also assigned a dedicated service representative to the participant during the membership period. The Group charged an annual membership fee at the beginning of each period. The Group determined that the nature of the membership service was a stand-ready obligation to provide management services to the participants of this plan as well as continuous and dedicated customer service representatives and accordingly, the Group recognized the membership fee ratably over the membership period after the waiting period, described below, ends.
Both the basic and the upgraded mutual plans included a waiting period before any new participant could submit a claim for reimbursements. During that period, any membership fee received from the upgraded plan was refundable and was recorded in accrued expenses and other current liabilities in the consolidated balance sheet.
Starting from March 2021, with the cessation of the Waterdrop Mutual Aid operation, the corresponding management fee income was no longer be a revenue stream. As part of the transition, the Group voluntarily offered to cover participants’ eligible medical expense during the transition period using its own cash. To further attract plan participants to migrate as potential insurance policyholders to its insurance marketplace, the Group also voluntarily offered a one-year complementary health insurance policy for each participant with a similar coverage enjoyed under the original mutual aid plan. The additional medical expense coverage payout made by the Group and the premium cost of the one-year insurance were accounted for as a reduction of management fee revenue previously recognized for each participant to the extent of the cumulative amount earned until March 26, 2021. Any portion in excess was recorded as an expense.

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)

(s)	Revenue recognition (continued)

Technical Services
The Group provides various technical services to certain insurance companies through its customer relationship management system and customer behavioural analysis system. Under these arrangements, the Group provides customer relationship maintenance, customer complaint management and claim review services for insurance companies. The Group has identified itself as a principal in these transactions. Consideration received for technical services reflects stand-alone selling prices and are settled monthly based on standard unit prices and service volumes rendered during the period. Revenue is recognized over time as the insurance companies are simultaneously receiving and consuming the benefits of those services.
As part of the technical services offering, the Group also provides marketing services to certain companies on its various website channels and mobile apps, including pay for performance marketing services whereby customers are charged based on effective clicks on their product information, and display advertising services that allow customers to place advertisements on various websites or mobile apps. The Group recognizes revenues from pay for performance marketing services based on effective clicks, and recognizes revenues from display advertising services based on the number of articles published or the number of times that the advertisement has been displayed. Revenues from both types of transactions are recorded at a point in time when a user clicks on the product information or the advertisement has been displayed.
The Group also provides technical services to selected insurance brokerage or agency companies where the Group allows other insurance brokerage or agency companies to use its customer relationship management (“CRM”) system without taking possession of its software. The Group has determined that the insurance brokerage or agency companies are its customers. Consideration received for such services include monthly fees that provide other insurance brokerage or agency companies with access to the Group’s CRM system. The related revenue is recognized overtime over the contract term. In addition, the Group further refers potential users to other insurance brokerage or agency companies and is entitled to a variable consideration calculated as a percentage of the first two-year’s
policy premiums to be received by the insurance brokerage or agency companies for insurance policies sold through the Group’s CRM system. The Group recognizes the referral revenue at a point in time when the insurance policy becomes effective as the Group has no further obligation to the insurance brokerage or agency companies after the initial sale of a policy. The Group estimates the services fee that it expects to be entitled to over the first two-year
of the long-term insurance policy and such estimates are ‘constrained’ in accordance with ASC 606.
Other Revenues
Other revenues mainly include commission revenue from online sale of agriculture products and health products, and membership fee from Waterdrop Medicine. The Group’s performance obligation under these contracts is to arrange for the provision of the specified goods or services by those third-party merchants. Revenue is recognized for the net amount of consideration the Group is entitled to retain in exchange for its services at a point in time upon successful sales. The Group recognized the membership fee ratably over the membership period.

F-2
2

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)

(s)	Revenue recognition (continued)

Disaggregation of revenues
The following table provides further disaggregation by types and timing of revenues recognized:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Operating revenue
Insurance brokerage income
Short-term insurance brokerage income	1,134,984	2,045,191	2,037,677
Long-term insurance brokerage income	173,192	650,129	789,790

Subtotal	1,308,176	2,695,320	2,827,467

Management fee income	142,683	109,828	2,745
Technical service income	51,705	194,130	243,542
Other revenues	8,401	28,670	132,160

Total	1,510,965	3,027,948	3,205,914

Deferred Revenue
As of December 31, 2020, the Group’s deferred revenue
of
RMB 22,017 was mainly related to the membership fees received for the Group’s upgraded mutual plan for which revenue recognition criteria have not been met. The Group recognized as revenue its entire deferred revenue balance as of December 31, 2020 in the year ended December 31, 2021.
Starting from March 2021, with the cessation of the Waterdrop Mutual Aid operation, no deferred revenues related to the Group’s upgraded mutual plan were recognized. As of December 31, 2021, the Group’s deferred revenue amounted to RMB 803 derives from other revenue stream, which is immaterial.
Value Added Tax
The Group is subject to Value Added Taxes (“VAT”) at the rate of 3% or 6%, depending on whether the entity is a general tax payer or small scale tax payer, and the related surcharges on revenue generated from providing services. VAT are reported as a deduction to revenue when incurred and amounted to RMB 71,276, RMB 229,209 and RMB 309,891 for the years ended December 31, 2019, 2020 and 2021, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expenses and other current liabilities on the consolidated balance sheets.
Value added tax recoverable represents amounts paid by the Group for purchases. The amounts were recorded as current assets considering they are expected to be deducted from future value added tax payables arising on the Group’s revenues which it expects to generate in the future.
Contract assets
Contract assets are recorded for arrangements when the Group has provided the insurance brokerage services but for which the related payments are not yet due. Contract assets are attributable to the brokerage commission that is contingent upon the future premium payment of the policy holders and retention based bonus.

F-2
3

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)

(s)	Revenue recognition (continued)
Contract assets
(continued)

Contract assets are stated at the historical carrying amount net of write offs and allowance for uncollectible accounts. When contract assets are assessed for impairment, the Group uses estimates based on the historical experience. The historical data is adjusted on the basis of the relevant observable data that reflects current economic conditions.
Contract assets as of December 31, 2020 and 2021 are as follows. The contract asset balance as of December 31, 2020 and 2021 includes immaterial adjustment to the estimate of the transaction price for performance obligation satisfied during the years ended December 31, 2019 and 2020.

	December 31, 2020	December 31, 2021
	RMB	RMB
Contract assets	848,550	593,500
Less: Allowance for uncollectible accounts	—	—

Total	848,550	593,500

(t)	Operating cost
Operating costs primarily consist of (i) payroll and related expenses for insurance agents, consultants and employees involved in the payout investigation function for mutual aid plans and customer service personnel, (ii) payout investigation cost of mutual aid plans, which is in the form of service fees paid to third-party investigation companies, (iii) transaction fees charged by third-party payment platforms related to insurance brokerage service and management of mutual aid plan, (iv) charges for the usage of the server and cloud service incurred for operational support of the platforms, and the associated expenses of facilities and equipment, such as depreciation expenses, rental and others attributed to the Group’s principal operations, and (v) cost of medical expenses and cost of one-year health insurance coverage related to the termination of the mutual aid plans.

(u)	Sales and Marketing Expenses
Sales and marketing expenses primarily consist of (i) marketing expenses for user acquisition and brand building, (ii) payroll and related expenses for employees involved in selling and marketing functions, as well as the associated expenses of facilities and equipment, such as depreciation expenses, rental and others, and (iii) promotional rewards to policy holders, which mainly include gift insurance products, medical green channel services and gift physical examination services.
In order to attract new users, promote services, improve users’ activities as well as expand the overall coverage and participation of users on its platform, the Group conducts user promotions through different types of incentives including the gift insurance products, medical green channel services and gift physical examination services. Such marketing and promotion benefits are given to users for free and are recorded in sales and marketing expenses.

(v)	Research and Development Expenses
Research and development expenses primarily consist of (i) payroll and related expenses for employees involved in platform and new function development and significant improvement, (ii) charges for the usage of the server and cloud service incurred to support research, design and development activities by research and

F-2
4

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)

(v)	Research and Development Expenses (continued)

development personnel, as well as the associated expenses of facilities and equipment, such as depreciation expenses, rental and others. The Group has expensed all research and development expenses when incurred.

(w)	Taxation
Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not
that a portion of or all of the deferred tax assets will not be realized.
The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than- not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

(x)	Net Loss Per Share
Basic net loss per ordinary share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.
The Group’s convertible redeemable participating preferred shares are participating securities as they participate in undistributed earnings on an as-if
converted basis. The Group determined that the nonvested restricted shares owned by the Founder and management team are participating securities as the holder of these nonvested restricted shares have nonforfeitable rights to receive dividends with all ordinary shares but these nonvested restricted shares do not have a contractual obligation to fund or otherwise absorb the Group’s loss. Accordingly, the Group uses the two-class
method, whereby undistributed net loss for the period is allocated to ordinary shares only because the convertible redeemable participating preferred shares and nonvested restricted shares owned by the Founder are not contractually obligated to share the loss.
Diluted net loss per ordinary share reflects the potential dilution that would occur if securities were exercised or converted into ordinary shares. The Group has participating convertible redeemable preferred shares, restricted shares and share options which could potentially dilute basic net loss per ordinary share in the future. Diluted net loss per ordinary share is computed using the two-class
method or the
as-if-converted
method, whichever is more dilutive.

(y)	Leases
The Group leases offices in different cities in the PRC under operating leases. The Group determines whether an arrangement constitutes a lease at inception and records lease liabilities and right-of-use
assets (“ROU”) on its consolidated balance sheets at the lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on its incremental borrowing rate, as the rates implicit in its leases are not determinable. The Group’s incremental borrowing rate is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease

F-2
5

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)

(y)	Leases (continued)

payments over the term of the lease. The Group estimates its incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to its own. The Group measures right-of-use
assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing rent expense when the lessor makes the underlying asset available to the Group. The Group’s leases have remaining lease terms of up to three years, some of which include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Group did not include renewal option periods in the lease term for which it is not reasonably certain to exercise.
The Group has made an accounting policy election to exempt leases with an initial term of 12 months or less without a purchase option that is likely to be exercised from being recognized on the balance sheets. Payments related to those leases continue to be recognized in the consolidated statements of comprehensive loss on a straight line basis over the lease term.

(z)	Significant Risk and Uncertainties
Currency Risk
The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and international economic and political developments that affect supply and demand in the China Foreign Exchange Trading System market of cash and cash equivalents and restricted cash. The cash and cash equivalents and restricted cash of the Group included aggregate amounts of RMB 1,018,758, and RMB 1,406,313, which were denominated in RMB at December 31, 2020 and 2021, respectively, representing 76.98% and 94.68% of the cash and cash equivalents and restricted cash at December 31, 2020 and 2021, respectively.
Concentration of Credit Risk
Details of the customers accounting for 10%
or more of operating revenue, net are as follows:

	Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	%
Customer A	667,376	44.17%	602,985	19.91%	240,650	7.51%
Customer B	331,533	21.94%	753,456	24.88%	457,995	14.29%
Customer C	52,754	3.49%	335,514	11.08%	367,434	11.46%

	1,051,663	69.60%	1,691,955	55.87%	1,066,079	33.26%

Details of the customers which accounted for 10% or more of accounts receivable and contract assets are as follows:

	As of December 31,
	2020		2021
	RMB	%	RMB	%
Customer A	258,060	18.59%	134,292	10.85%
Customer B	411,637	29.65%	190,284	15.38%
Customer C	118,887	8.56%	109,676	8.86%

	788,584	56.80%	434,252	35.09%

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)

(z)	Significant Risk and Uncertainties (continued)
Concentration of Credit Risk
(continued)

The Group performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable.
The Group places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

(aa)	Recent Accounting Pronouncements not yet adopted
In June 2016, the FASB issued ASU
2016-13,
Credit Losses, Measurement of Credit Losses on Financial Instruments. This ASU provides more useful information about expected credit losses to financial statement users and changes how entities will measure credit losses on financial instruments and timing of when such losses should be recognized. This ASU is effective for annual and interim periods beginning after December 15, 2019 for issuers and December 15, 2020 for non-issuers.
Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. In May 2019, the FASB issued ASU
2019-05,
Financial Instruments-Credit Losses (Topic 326): Targeted Transition Relief. This update adds optional transition relief for entities to elect the fair value option for certain financial assets previously measured at amortized cost basis to increase comparability of similar financial assets. The updates should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified retrospective approach). In November 19, 2019, the FASB issued ASU
2019-10
to amend the effective date for ASU
2016-13
to be fiscal years beginning after December 15, 2022 and interim periods therein. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

3.	Acquisitions and disposal of subsidiary
Asset acquisitions
In June 2020, the Group entered into purchase agreements with shareholders of Tairui Insurance Agency Co., Ltd. (“Tairui”) to acquire 100% of Tairui’s equity ownership for a gross consideration of RMB75,358, of which RMB43,000 was related to the effective settlement of the selling shareholder’s loan payable to Tairui upon closing. This resulted in a net cash consideration of RMB32,358. Tairui holds an insurance agency license.
In August 2020, the Group entered into purchase agreements with shareholders of Hainan Puluo Medical Technology Co., Ltd. (“Puluo”) to acquire
 100% of Puluo’s equity ownership for a gross consideration of RMB2,063
, among of which RMB1,500 was prepaid in 2020. In January 2021, the Group completed the acquisition. Puluo holds a medical institution license and a trademark and software copyright.
The Company evaluated the acquisition of the purchased assets under ASC
805-Business
Combination (ASC 805), and concluded that as substantially all of the fair value of the gross assets acquired is concentrated in

F-2
7

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

3.	Acquisitions and disposal of subsidiary (continued)
Asset acquisitions
(continued)

an identifiable group of similar assets, the transaction did not meet the requirements to be accounted for as a business combination and therefore was accounted for as an asset acquisition.
The purchase price of the assets are as follows:

	As of December 31,
	2020	2021
Cash	5,858	—
Intangible assets-Insurance agency licenses	35,130	—
Intangible assets- Medical institution license	—	3,708
Intangible assets- Trademark and software copyright	—	98
Total assets acquired	40,988	3,806
Deferred tax liabilities	(8,630)	(927)
Accrued expenses and other current liabilities	—	(816)
Total liabilities assumed	(8,630)	(1,743)
Net assets acquired	32,358	2,063
The Company recognized any excess consideration transferred over the fair value of the net assets acquired on a relative fair value basis to the identifiable net assets. The Company determined the estimated fair values using Level 3 inputs after review and consideration of relevant quoted market prices of comparable companies and relevant information.
Business acquisitions
In March 2020 and August 2020, the Group completed two business combinations to complement its existing businesses. Total cash consideration transferred for the acquisitions amounted to RMB 1,598. The purchase price allocated to the fair value of assets acquired and liabilities assumed were RMB nil and RMB 50, respectively. Goodwill recognized in these acquisitions amounted to RMB 1,648, which was primarily attributable to the synergies expected to be achieved from these acquisitions. The goodwill recognized is not deductible for tax purposes.
In December 2021, the Group completed one business combination to complement its existing businesses with
 RMB
 nil
consideration in exchange for 100% of Beijing Yifan Fengshun Medical Technology Co., Ltd.’s equity interest. The acquiree operates clinical trial patient recruitment services. The transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The consideration transferred was determined based on the acquisition-date fair value of the equity interest acquired, and was allocated based on the fair values of the acquired assets and liabilities, which were

RMB

13,507
(
including cash acquired of

RMB
1,328) and

RMB
13,809
, respectively. Goodwill recognized in
this
acquisition amounted to RMB
302
, which was primarily attributable to the synergies expected to be achieved from this
acquisition. The goodwill recognized is not deductible for tax purposes.
Disposal of subsidiary
In September 2020, pursuant to a share purchase agreement, the Group transferred 100% ownership interest in Zunsheng (Beijing) Investment Management Co., Ltd. (“Zunsheng”), a subsidiary of the Group who holds certain equity investments, to third parties in return for cash consideration of RMB 8,390. As a result, the Group lost control over Zunsheng. A disposal gain of RMB 180 was recognized under line-item “others, net” in the consolidated statement of comprehensive loss, which is the difference between the disposal consideration of RMB 8,390 and the carrying value in Zunsheng, amounted to net assets of RMB 8,210.
In May 2021, pursuant to a share purchase agreement, the Group transferred 100% ownership interest in Jinan Yifangda Pharmacy Co., Ltd. (“Yifangda”), a subsidiary of the Group, to third parties in return for cash consideration of
Renminbi
1
. As a result, the Group lost control over
Yifangda
. A disposal
loss
 of RMB
252
was recognized under line-item “others, net” in the consolidated statement of comprehensive loss, which is the difference between the disposal consideration of Renminbi
1
and the carrying value in
Yifangda
, amounted to net assets of RMB

.

F-2
8

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

4.	Short-term Investments
Short-term Investments consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Held-to-maturity investments	195,878	1,360,304
Available-for-sale investments	997,282	609,058

Total	1,193,160	1,969,362

As of December 31, 2020 and 2021, the maturity dates for the held-to-maturity investments and available-for-sale investments were within one year. Held-to-maturity investments were mainly deposits in commercial banks with maturities less than one year and wealth management products issued by commercial banks and other financial institutions for which the Group has the positive intent and ability to hold those securities to maturity. Available-for-sale investments include wealth management products issued by commercial banks and other financial institutions which are not classified as trading securities or as held-to-maturity securities. For the years ended December 31, 2019, 2020 and 2021, the gross unrecognized holding gains on held-to-maturity investments were RMB nil, RMB 128 and RMB 5,411, respectively. For the years ended December 31, 2019, 2020 and 2021, the gross unrealized gains on available-for-sale investments were RMB 209, RMB 1,724 and RMB 192, respectively.

5.	Prepaid Expense and Other Assets
Prepaid expense and other assets consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Fund receivable from external payment network providers (1)	435,816	87,609
Advances to suppliers	115,135	162,136
Prepayments and deposits	58,220	65,200
Value-added tax recoverable	12,053	33,688
Claims receivable on behalf of insurers	11,410	33,870
Others	18,446	26,291

Total	651,080	408,794
Less: impairment provision (2)	—	(39,000)
Prepaid expense and other assets, net	651,080	369,794

(1)
The Group opened accounts with external online payment service providers to collect and transfer insurance premiums to insurance companies, as well as to collect donor’s donation and mutual aid funds prior to transferring them to custodian bank. The balance of funds receivable from external payment network providers mainly includes accumulated amounts of donation, mutual aid fund received at the balance sheet date, which were subsequently transferred to the Group’s bank accounts or custodian accounts if they related to donor’s donations. The balance also includes insurance premium collected by the Group on behalf of insurance companies but not yet transferred to the insurance companies deposited in accounts of external online payment service providers. The amount
w
as
 settled shortly after year end.

(2)
Impairme
nt provision
 for the y
e
ars
 ended December 31, 2020 and 2021

we
re
 RMB nil and RMB 39,000
respectively.
A provision of RMB39,000 was provided over prepayment, which was recorded in general and administrative expenses for the year ended December 31,
2021
.

6.	Fair Value of Assets and Liabilities
Recurring
The following table presents the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis subsequent to initial recognition:

December 31, 2020	Level 1	Level 2	Level 3	Balance at Fair Value
	RMB	RMB	RMB	RMB
Assets
Available for sale investments	—	997,282	—	997,282

Total Assets	—	997,282	—	997,282

Liabilities
Share-based compensation liabilities	—	—	58,213	58,213

Total Liabilities	—	—	58,213	58,213

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

6.	Fair Value of Assets and Liabilities (continued)

December 31, 2021	Level 1	Level 2	Level 3	Balance at Fair Value
	RMB	RMB	RMB	RMB
Assets
Available-for-sale investments	—	609,058	—	609,058

Total Assets	—	609,058	—	609,058

The Group calculated the estimated fair value of its available-for-sale investments as of December 31, 2020 and 2021 using alternative pricing sources and models with market observable inputs. Accordingly, the Group classifies the fair value measurement calculated using valuation techniques that use these inputs as Level 2 measurement.
The following table presents a rollforward of the fair value of the level 3 liabilities recorded at fair value as of December 31, 2020 and 2021:

Share-based compensation liabilities
Balance as of December 31, 2019	3,153
Changes in estimated fair value	7,037
Addition in share-based compensation liabilities	48,023

Balance as of December 31, 2020	58,213

Changes in estimated fair value	74,178
Addition in share-based compensation liabilities	4,762
Foreign currency translation adjustment	(1,081)
Reclassification of share-based compensation liabilities to equity	(136,072)

Balance as of December 31, 2021	—

The Group calculated the estimated fair value of the share options as of December 31, 2020 using the Black- Scholes pricing model with the assistance from an independent valuation firm, with the significant unobservable inputs further disclosed below. The Group classified the valuation technique that use these inputs as Level 3 measurement.
Significant Unobservable Inputs

Financial instrument	Unobservable Input	Inputs as of December 31, 2020
Share-based compensation liabilities	Risk free rate of interest	2.33%
	Volatility	24.73%
	Dividend yield	—
	Life of options	4 months
	Fair value of underlying ordinary shares	$0.55
Non-recurring
Certain assets, such as prepayment, intangible asset, long-term investment are measured at fair value only if they were determined to be impaired. The fair values were measured under income approach, based on the Company’s best estimation. Significant inputs (level 3) used in the income approach primarily included future estimated cash flows and discount rate.

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

7.	Property, Equipment and Software, Net
Property, equipment and software, net, consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Computer and electronic equipment	19,138	26,853
Office furniture and equipment	866	1,121
Leasehold improvements	22,156	32,053
Software	8,419	22,685

Total	50,579	82,712
Less: accumulated depreciation	(21,855)	(37,950)

Property, equipment and software, net	28,724	44,762

Depreciation expenses for the years ended December 31, 2019, 2020 and 2021 were RMB 6,687, RMB 12,892, and RMB 17,906
,
respectively. No impairment o
n
property, equipment and software was recorded for the years ended December 31, 2019, 2020 and 2021.

8.	Intangible Assets, Net
Intangible assets, net consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Brokerage licenses	14,558	14,558
Insurance adjusting license	2,293	2,293
Insurance agency license	35,130	35,130
Trademark and software copyright	1,226	2,142
Medical institution license	—	3,708

Total	53,207	57,831

Less: Accumulated amortization	(173)	(361)
Less: Impairment	—	(717)

Intangible assets, net	53,034	56,753

Amortization expense on intangible assets for the years ended December 31, 2019, 2020 and 2021 were RMB nil, RMB 173 and RMB 186 respectively. As of December 31, 2021, the Group expects to record amortization expenses related to intangible assets RMB 139 for each of the next five years from January 1, 2022 and RMB 369 thereafter.
RMB nil, RMB nil and RMB

of impairment charges were recognized on intangible assets and were included under “others, net” in the consolidated statement of comprehensive loss for the years ended December 31, 2019, 2020 and 2021, respectively. The impairment charges for the year end December 31, 2021 was related to the trademark.

F-3
1

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

9.	Long-Term Investments

	Equity securities without readily determinable fair value	Equity Method	Total
	RMB	RMB	RMB
Balances at January 1, 2019	1,784	890	2,674
Additions	2,089	—	2,089
Share of results of equity method investee	—	(29)	(29)

Balances at December 31, 2019	3,873	861	4,734

Share of results of equity method investee	—	(15)	(15)
Disposal	(1,000)	(846)	(1,846)
Foreign currency translation adjustment	(132)	—	(132)

Balances at December 31, 2020	2,741	—	2,741

Additions	9,900	—	9,900
Impairment	(784)	—	(784)
Foreign currency translation adjustment	(45)	—	(45)
Balances at December 31, 2021	11,812	—	11,812
Equity Securities Without Readily Determinable Fair Value
In 2021, the Group invested less than 5% equity interest in certain preferred shares of
a
private company.
The investment contains various right, protection, and a liquidation preference. As this investment was neither debt security nor in-substance common stock, they were accounted as an equity securities without readily determinable fair values, were accounted for under the measurement alternative and were measured at cost, less impairment, subject to upward and downward adjustments resulting from observable price changes for identical or similar investments of the same issuer
. No observable price changes were noted during the years ended December 31, 2020 and 2021.

10.	Accrued Expenses and Other Current Liabilities
Components of accrued expenses and other current liabilities are as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Accrued marketing and customer service expenses (1)	253,118	87,071
Payable related to mutual aid plans and medical crowdfunding (2)	43,636	121,561
Payroll and welfare payable	118,691	184,903
Tax payable	13,537	22,020
Payable related to services fee	46,884	43,889
Share-based compensation liabilities	58,213	—
Advance from customer (3)	15,301	—
Others	46,226	39,308

Total	595,606	498,752

(1)	Amount represents the accrued channel cost and customer service expense payable to third-party companies.

F-3
2

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

10.	Accrued Expenses and Other Current Liabilities (continued)

(2)
Amount represents the fund collected through the third-party external payment network providers that have not transferred to the custodian bank and the accrued payable for medical expense and one-year health insurance related to termination of mutual aid. The accrued payable for medical expense and one-year health insurance related to termination of mutual aid as of the year ended December 31, 2020 and 2021 are RMB nil and RMB 71,609, respectively. See note 5 for disclosure related to fund receivable from third-party external payment network providers.

(3)
Amount represents the membership fee received from the participants related to the upgraded mutual aid plan. The amount is refundable during the initial waiting period and recorded as advance from customers. Advance
s
from customer
s
for the year ended December 31, 2021 were RMB nil due to the termination of the Waterdrop Mutual Aid business by the end of March 2021.

11.	Segment Information
The Group’s chief operating decision maker is the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. The Group operates and manages its business as a single segment.
Substantially all of the Group’s revenues for the years ended December 31, 2019, 2020 and 2021 were generated from the PRC.
As of December 31, 2020 and 2021, all of the long-lived assets of the Group were located in the PRC.

12.	Employee Benefits
Full-time employees of the Group in the PRC are entitled to welfare benefits including pension insurance, medical insurance unemployment insurance, maternity insurance, on-the-job
injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions. Total contributions by the Group for such employee benefits were RMB 75,004, RMB 86,847 and RMB 236,238 for the years ended December 31, 2019, 2020 and 2021, respectively.

13.	Related Party Balances and Transactions
The table below sets major related parties of the Group and their relationships with the Group:

Entity or individual name	Relationship with the Group
Shen Peng	Chief Executive Officer and the Founder
Tencent Holdings Limited and its subsidiaries (“Tencent Group”)	Shareholder of the Group

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

13.	Related Party Balances and Transactions (continued)

Detail of related party balances and transactions as of and for the years ended December 31, 2019, 2020 and 2021 are as follows:

(1)	Service provided by related parties:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Marketing services from Tencent Group (1)	—	187,236	487,085
Payment processing fee to Tencent Group (2)	77,898	34,061	37,986
Others	15,147	26,931	45,403

Total	93,045	248,228	570,474

(1)	The Company entered into a series of cooperation agreements with Tencent Group since 2020. The Company uses Tencent Group as its platform to provide marketing service.
(2)
The Company entered into a series of agreements with Tencent Group in 2016. The Company uses Tenpay (from Tencent Group) as one of its payment processing platforms to collect cash from insurance policy holders, participa
n
ts
of its mutual aid plan, and users on its medical crowdfunding platform. Tencent Group charges service fee for each transaction processed.

(2)	Service provided to related parties:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Advertising services to Tencent Group	—	844	1,988

Total	—	844	1,988

(3)	Amount due from related parties:

	As of December 31,
	2020	2021
	RMB	RMB
Tencent Group (1)	813	1,049

Total	813	1,049

(1)
In addition, prepayments of RMB 76,274 and RMB 120,459 were recorded separately as of December 31, 2020 and 2021 under “Prepaid expense and other assets” in relation to the traffic channel service fee paid to Tencent Group, and the balance is amortized based on traffic volume consumed.

F-3
4

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

13.	Related Party Balances and Transactions (continued)

(4)	Amount due to related parties:

	As of December 31,
	2020	2021
	RMB	RMB
Cloud technology services from Tencent Group	9,789	20,449

Total	9,789	20,449

14.	Income Taxes
Cayman Islands
The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.
Hong Kong
According to the Hong Kong regulations, Hong Kong entities are subject to a two-tiered
income tax rate for taxable income earned in Hong Kong with effect from April 1, 2018. The first HK$2 million of profits earned by HK entity will be taxed at 8.25%, while the remaining profits will continue to be taxed at the existing 16.5% tax rate. In addition, to avoid abuse of the two-tiered
income
tax
rate
regime, each group of connected entities can nominate only one entity to benefit from the two-tiered
 incom
e
 tax rate. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax. Under the Hong Kong tax laws, the
C
ompany is exempted from the Hong Kong income tax on foreign-derived income.
China
The Company’s subsidiaries, consolidated VIEs and subsidiaries of the VIEs established in the PRC are mainly subject to statutory income tax at a rate of 25%.
Certain enterprises benefit from a preferential tax rate of 15%
under the Enterprise Income Tax (“EIT”) Law if they qualify as high and new technology enterprises (“HNTE”). Under such law, Absolute Health is qualified for HNTE status and are eligible to the preferential tax rate of

15
%
for the years ended 2021. Certain enterprises (including Puluo, Chongqing Hecheng Insurance Adjusting Co., Ltd., etc.) are qualified as “small enterprises with low profits” and thus enjoyed a preferential income tax rate of

20
% for 2021.
Composition of Income Tax Expense
The current and deferred components of income tax expense included in the consolidated statements of comprehensive loss were as follows:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Current income tax	181	641	3,974
Deferred income tax	142,347	49,514	(224,961)

Income tax expense/(benefit)	142,528	50,155	(220,987)

F-3
5

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

14.	Income Taxes (continued)

Tax Reconciliation
Reconciliation between the income tax benefit computed by applying the EIT tax rate to loss before income tax and income tax expense/(benefit) were as follows:

	For the Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Loss before income tax	(178,978)	(613,699)	(1,795,067)
Tax benefit at EIT tax rate of 25% (1)	(44,745)	(153,425)	(448,767)
Expenses not deductible for tax purposes	23,199	65,034	52,051
Research and development super deduction	(10,343)	(44,143)	(37,492)
Effect of different tax rates of subsidiaries operating in other jurisdictions	376	37,673	4,149
Effect of PRC preferential tax rates	—	—	52,502
Changes in valuation allowance	174,041	145,016	156,570

Income tax expense/(benefit)	142,528	50,155	(220,987)

(1)
The Group’s major operations during the years ended December 31, 2019, 2020 and 2021 were conducted in PRC, and thus all losses were attributable to the Group’s operations in the PRC (or foreign operation). Accordingly, the Group prepared its tax rate reconciliation starting with the PRC statutory tax rate during the years ended December 31, 2019, 2020 and 2021.

Deferred Tax Assets and Deferred Tax Liabilities

	As of December 31,
	2020	2021
	RMB	RMB
Deferred tax assets
Deductible advertising expenses exceeding the tax limit (2)	31,351	45,438
Accrued expenses	16,504	41,458
Other deductible expenses exceeding the tax limit (2)	300	427
Provisions for the prepayments and other non-current assets	—	10,125
Operating loss carry forward	361,627	579,821
Less: valuation allowances	(390,833)	(499,090)

Total deferred tax assets	18,949	178,179

Deferred tax liabilities
Intangible assets	12,623	13,551
Contract assets	212,138	148,375
Advance from customer	19,933	17,964

Total deferred tax liabilities	244,694	179,890

	As of December 31,
	2020	2021
	RMB	RMB
Classification in the consolidated balance sheets:
Deferred tax assets	—	11,840
Deferred tax liabilities	225,745	13,551

F-3
6

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

14.	Income Taxes (continued)

Movement of valuation allowance

	As of December 31,
	2020	2021
	RMB	RMB
Balance at the beginning of the year	245,817	390,833
Additions	165,581	153,780
Reversals	(20,565)	(45,523)

Balance at end of the year	390,833	499,090

(2)
Deferred income tax assets are recognized for advertising expenses and other deductible expenses that exceeds the tax deduction limit in a particular tax year to the extent that the realization of the related tax benefits through future taxable income
is probable. Advertising expenses carry-forwards are permanently available for use by the Group. Other deductible expenses (mainly charitable donations) carry forwards generally expire within 3 years.

Valuation allowance is provided against deferred tax assets when the Group determines that it is more-
likely-than-not
that the deferred tax assets will not be utilized in the future. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-
than-not
realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses.
As of December 31, 2020 and 2021, the Group had net operating loss carry forward of approximately RMB 1,443,696 and RMB 2,706,859, respectively, which arose from the subsidiaries, VIEs and the VIEs’ subsidiaries established in PRC. As of December 31, 2021, the tax losses in the PRC can be carried forward for five years to offset future taxable income and the period was extended to ten years for entities qualified as HNTE in 2021 and thereafter.
In general, the PRC tax authorities have up to five years to conduct examinations of the Group’s tax filings. As of December 31, 2021, the PRC subsidiaries’ 2017 to 2021 tax returns remain open to examination.
Uncertain Tax Positions
The Enterprise Income Tax (“EIT”) Law includes a provision specifying that legal entities organized outside of the PRC will be considered resident enterprises for the PRC income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident
legal entities will be considered as PRC resident enterprises if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the Group’s entities organized outside of the PRC should be treated as resident enterprises for the PRC income tax purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax, at a rate of 25%.
In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under the double tax arrangement between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and

F-3
7

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

14.	Income Taxes (continued)
Uncertain Tax Positions
(continued)

qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Group has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Chinese subsidiary of the Group are in accumulated loss position and will not distribute profits. Therefore, no withholding income taxes for undistributed profits of the Group’s subsidiaries have been provided as of December 31, 2020 and 2021.
The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2019, 2020 and 2021. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expense and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2021.

15.	Ordinary Shares
The Company’s Memorandum and Articles of Association authorizes the Company to issue up to 10,000,000,000 ordinary share
s
 with a par value of US$0.000005 per share
s
. As of December 31, 2020, the Company has 1,203,526,000 shares issued and outstanding. Each ordinary share is entitles to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to prior rights of holders of all other classes of shares outstanding.
On March 28, 2019, the Company effected a
1-to-2
share split of the Company’s shares. Upon effectiveness of the share split, every share of the Company’s authorized, issued and outstanding ordinary shares, par value of US$0.00001 per share was split into two authorized, issued and outstanding ordinary shares, par value of US$0.000005 per share. All share and per share information has been retrospectively adjust to reflect the share split.
According to the Amended and Restated Memorandum and Articles of Association on 16 April 2021, the ordinary shares of the Company are classified as Class A and Class B and 1,203,526,000 ordinary shares outstanding then were designated to 401,621,021 Class A ordinary shares and 801,904,979 Class B ordinary shares, respectively. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to nine votes and is convertible into one Class A ordinary share at the option of the holder thereof. In May 2021, the Company completed its initial public offering and issued 30,000,000 ADSs (representing 300,000,000 Class A ordinary shares). The net proceeds raised from initial public offering were RMB 2,133,437 net of issuance cost of RMB 28,233. Upon the completion of initial public offering, 2,437,739,290 preferred shares were converted and re-designated on a 1:1 basis as Class A ordinary shares.
On September 7, 2021, the Company’s Board of Directors approved a share repurchase program under which the Company was authorized to repurchase up to US$50,000 of its ordinary shares in the form of ADSs over the following 12 months. 1,360,623 ADSs (equivalent to 13,606,230 Class A ordinary shares) were repurchased for the year ended December 31, 2021 at a total consideration of RMB16,546.
The repurchased shares were presented as treasury stock, using the par value method on the consolidated balance sheets as of December 31, 2021.
As of December 31, 2021, the Company has 3,942,801,610 shares issued and outstanding, including 3,140,896,631 Class A ordinary shares and 801,904,979 Class B ordinary shares.

16.	Convertible Redeemable Preferred Shares
In July 2016, Zongqing Xiangqian issued 16% of Pre-A equity interest with preferential features to certain third party shareholders for a net cash consideration of US$5.9 million (equivalent to RMB39.7 million), which is net of issuance cost amounting to US$49.9 thousand (equivalent to RMB0.3 million).
In March 2017, Zongqing Xiangqian issued 18% of A equity interest with preferential features to certain third party shareholders for a net cash consideration of US$14.0 million (equivalent to RMB96.5 million), which is net of issuance cost amounting to US$69.1 thousand (equivalent to RMB0.5 million).

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

16.	Convertible Redeemable Preferred Shares (continued)

In August and December 2017, Zongqing Xiangqian issue 8% of A+ equity interest with preferential features to certain third party shareholders for a net cash consideration of US$9.5 million (equivalent to RMB62.9 million), which is net of issuance cost amounting to US$15.2 thousand (equivalent to RMB0.1 million).
During 2018, the Company repurchased 0.39% equity interest with Series A+ preferential features from a third-party investor. Any cash paid in excess of fair value of the preferred shares was recorded as deemed dividend.
As part of the Reorganization disclosed in Note 1, investors exchanged all of their Series
Pre-A,
A, and A+ equity interest in Zongqing Xiangqian into the equivalent Series
Pre-A,
A and A+ convertible redeemable preferred shares of the Company. The terms of the Series
Pre-A,
A and A+ effectively mirrored those of the Series
Pre-A,
A and A+ equity interesting. As this transaction represented an exchange as opposed to an extinguishment of preferred shares, only an increase in fair value required accounting. The Company calculated the increase in fair value of the Series
Pre-A,
A and A+ shares compared to the initial Series
Pre-A,
A and A+ equity interest and concluded that the increase was insignificant.
In November 2018, the Group issued 352,107,646 Series B preferred shares to certain third party shareholders for a net cash consideration of US$61.0 million (equivalent to RMB420.4 million), which is net of issuance cost amounting to US$0.4 million (equivalent to RMB2.5 million). The Group received payment amounting to US$50.5 million (equivalent to RMB348.2 million) during the year ended December 31, 2018 and received the remaining amount in 2019. The Group recorded the unpaid amount as subscription receivable under Mezzanine equity in its consolidated balance sheet as at December 31, 2018.
In March 2019, the Group issued 542,794,072 Series C preferred shares to certain third party shareholders for a net cash consideration of US$147.5 million (equivalent to RMB993.8 million), which is net of issuance cost amounting to US$2.5 million (equivalent to RMB16.9 million).
In October 2019, the Group issued 170,632,018 Series C+ preferred shares to certain third party shareholders for a net cash consideration of US$60.3 million (equivalent to RMB426.0 million), which is net of issuance cost amounting to US$0.2 million (equivalent to RMB1.2 million).
In March 2020, the Group issued an aggregate of 120,971,053 Series C++ preferred shares to certain third party shareholders for a net cash consideration of US$50.0 million (equivalent to RMB349.5 million), which is net of issuance cost amounting to US$12.2 thousand (equivalent to RMB85.4 thousand).
In June 2020, the Group issued an aggregate of 220,257,916 Series D preferred shares to certain third party shareholders for a net cash consideration of US$106.7 million (equivalent to RMB755.2 million), which is net of issuance cost amounting to US$12.4 thousand (equivalent to RMB87.9 thousand). The Group issued a warrant to one of its existing shareholder in June 2020. The warrant provided the shareholder with the right to subscribe for or purchase certain number of additional Series D Preferred Shares at US$0.48 per share, which is equal to the Series D issue price to other investors in June 2020. The warrant is exercisable at any time and expires in three months after the completion date of Series D. Upon issuance of the warrant, the fair value of the warrant was recorded as deemed dividend in the amount of RMB 90,268 thousand (RMB 0.30 per share).
In November 2020, the Group further issued an aggregate of 297,006,585 Series D preferred shares through the shareholder’s exercise of the warrant described above for a net cash consideration of US$143.9 million (equivalent to RMB944.3 million).

F-3
9

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

16.	Convertible Redeemable Preferred Shares (continued)

The convertible redeemable preferred shares issued by the Company carry the following rights:
Voting Right
The holders of preferred shares may vote at general meetings of the Company in the same manner as holders of ordinary shares on an as-converted
basis and not as a separate class.
Redemption
Redemption condition for convertible redeemable preferred shares:
The convertible redeemable preferred shares are redeemable in the event of the Company fails to complete a qualified IPO before June 28, 2025;
The redemption price of the investor of Series C, Series C+, Series C++ and Series D is the investment amount of the investors plus the annual rate of return on compound interest of 10% per annum. The redemption price of the investor of Series pre-A, Series A, Series A+ and Series B is the investment amount of the investors plus the internal rate of return of compound interest of 8% per annum.
Dividends Rights
The convertible redeemable preferred shareholders shall be entitled to receive a preferential dividend equal to a simple interest rate of at least 6% per annum of the applicable subscription price per share, when, as and if declared by the shareholders holding more than two-thirds
of the voting power. The preferred dividend is
non-cumulative.
Conversion
Each holder of preferred shares have the right to convert any or all of its preferred shares into ordinary shares at the quotient of subscription price per share of the preferred shares, resulting in an initial conversion ratio for the preferred shares to ordinary shares of 1:1. In addition, all outstanding preferred shares shall be automatically converted into ordinary shares prior to the consummation of a qualified initial public offering (“Qualified IPO”).
Liquidation
If a liquidation event occurs, distributions to the shareholders of the Group shall be made in the following manner:
First, the Company shall pay to the holders of Series D preferred shares, Series C++ preferred shares, Series C+ preferred shares, Series C preferred shares, Series B preferred shares, Series A+ preferred shares and Series A preferred shares then outstanding, prior to and in preference of any payments to holders of ordinary shares and all other holders of share capital of the Company, the aggregate of: (i) the subscription price per share and annual compound interest calculated at twelve percent (12%) per annum on the subscription price per share; and (ii) all accrued but unpaid, or declared but not distributed dividends with respect to each Preferred Share (“First Liquidation Preference”). The liquidation preference is exercised in the sequence of Series D preferred shares, Series C++ preferred shares, Series C+ preferred shares, Series C preferred shares, Series B preferred shares, Series A+ preferred shares, and Series A preferred shares.

F-
40

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

16.	Convertible Redeemable Preferred Shares (continued)
Liquidation
(continued)

Second, (a) following the full payment of the First Liquidation Preference in respect of the Series D preferred shares, Series C++ preferred shares, Series C+ preferred shares, Series C preferred shares, Series B preferred shares, Series A+ preferred shares and Series A preferred shares, to the extent that there are any assets of the Company and its subsidiaries legally available for distribution, the holders of Series
Pre-A
preferred shares shall, in priority over holders of ordinary shares, be entitled to be paid by the Company an amount represented by 120% of the subscription price per share plus all declared and unpaid dividends with respect to each Series
Pre-A
preferred shares (the “Second Liquidation Preference”).
Third, (a) following the full payment of the First Liquidation Preference in respect of Series C+ preferred shares, Series C preferred shares, Series B preferred shares, Series A+ preferred shares and Series A preferred shares and the Second Liquidation Preference in respect of Series
Pre-A
preferred shares, to the extent that there are any assets of the Company and its subsidiaries legally available for distribution, the angel shareholders shall be entitled to be paid the liquidation preference as follows: (i) Maple Ocean L.P. shall be entitled to be paid an amount equal to the sum of RMB5.6 million and all declared and unpaid dividends with respect to the shares it holds; and (ii) Light Up Investment Holdings Limited shall be entitled to be paid by the Company an amount equal to the sum of RMB3.0 million and all declared and unpaid dividends with respect to the shares it holds (together the “Third Liquidation Preference”).
Fourth, if there are any assets of the Company and its subsidiaries legally available for distribution after the payments as stated above, all holders of preferred shares and ordinary shares then outstanding shall be entitled to participate in the residual assets of the Company and its subsidiaries on a pro rata and as-converted
basis.
Modification of preferred shares
In June 2020, the Company and the Series
Pre-A,
A, A+, B, C, C+ and C++ Preferred Share investors agreed to extend the original redemption date of each respective series Preferred Shares from March 28, 2024 to June 28, 2025. Upon completion of the issuance, the definition of a Qualified IPO was further modified. As the above transactions represented a modification as opposed to an extinguishment of preferred shares, only an increase in fair value required accounting. The Company calculated the increase in fair value of each series Preferred Share at each respective modification date resulting from the changes described and concluded that the increase was insignificant. The increase in fair value was recorded as deemed dividend in the amount of RMB67,975 (RMB 0.08 per share).
Accounting for the Convertible Redeemable Preferred Shares
The Company classified the convertible redeemable preferred shares as mezzanine equity in the consolidated balance sheets because they are redeemable at the holders’ option any time after a certain date and are contingently redeemable upon the occurrence of certain events outside of the Company’s control. The convertible redeemable preferred shares are recorded initially at fair value, net of issuance costs.
The Group has determined that there was no embedded beneficial conversion feature (“BCF”) attributable to the convertible redeemable preferred shares. In making this determination, the Group compared the initial effective conversion prices of the convertible redeemable preferred shares and the fair values of the Group’s ordinary shares determined by the Group at the issuance dates. The initial effective conversion prices were greater than the fair values of the ordinary shares to which the convertible redeemable preferred shares are convertible into at the issuance dates.

F-
41

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

16.	Convertible Redeemable Preferred Shares (continued)
Accounting for the Convertible Redeemable Preferred Shares
(continued)

Subsequently, the carrying amount is increased by periodic accretion, using the interest method, so that the carrying amount will equal to redemption amount as of each period end.
The movement in the carrying value of the preferred shares is as follows:

	Series Pre-A	Series A	Series A+	Series B	Series C	Series C+	Series C++	Series D	Total
	RMB	RMB	RMB	RMB	RMB	RMB			RMB
Balances as of January 1, 2019	48,122	110,806	66,447	353,634	—	—	—	—	579,009
Settlement of Series B convertible redeemable preferred shares subscription receivable	—	—	—	72,201	—	—	—	—	72,201
Issuance of convertible redeemable preferred shares	—	—	—	—	993,777	426,005	—	—	1,419,782
Accretion on convertible redeemable preferred shares to redemption value	3,877	8,902	5,324	34,265	76,981	7,490	—	—	136,839

Balances as of December 31, 2019	51,999	119,708	71,771	460,100	1,070,758	433,495	—	—	2,207,831

Issuance of convertible redeemable preferred shares	—	—	—	—	—	—	349,480	1,699,506	2,048,986
Deemed dividend on modification on preferred shares	—	—	—	—	42,696	13,607	11,672	—	67,975
Exercise of warrant	—	—	—	—	—	—	—	226,876	226,876
Accretion on convertible redeemable preferred shares to redemption value	4,186	9,615	5,749	37,006	108,770	43,469	27,773	49,100	285,668

Balances as of December 31, 2020	56,185	129,323	77,520	497,106	1,222,224	490,571	388,925	1,975,482	4,837,336

Accretion on convertible redeemable preferred shares to redemption value	1,561	3,585	2,144	13,797	41,303	16,507	13,025	60,365	152,287
Converted into ordinary shares 1	(57,746)	(132,908)	(79,664)	(510,903)	(1,263,527)	(507,078)	(401,950)	(2,035,847)	(4,989,623)

Balances as of December 31, 2021	—	—	—	—	—	—	—	—	—

1	Upon the completion of the initial public offering, all of the Company’s Preferred Share were converted into 2,437,739,290 ordinary shares on an one-to-one basis.

F-
42

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

17.	Share-Based Compensation
Restricted shares owned by the management
In March 2020, several shareholders who are members of the management team (the “Restricted Shareholders”) entered into share restriction agreements with the Company and the Founder. Pursuant to these agreements, all or a portion of ordinary shares held by these Restricted Shareholders were converted into restricted shares (“Restricted Shareholders Shares”) which will vest in a maximum of 3 years provided that those Restricted Shareholders remain full-time employees of the Group. According to the share restriction agreements, the Founder obtained a right to repurchase the unvested Restricted Shareholders Shares at par value, the Company or the Founder has the right to repurchase the vested Restricted Shareholders Shares below fair value, upon termination of the employment of the Restricted Shareholders during the vesting period. The share restriction described above was accounted for as a grant of restricted stock award under a share-based compensation plan. Accordingly, the Group measured the fair value of the Restricted Shareholders Shares at the grant date and recognized the amount as compensation expense over the service period.

F-
43

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

17.	Share-Based Compensation (continued)
Restricted share owned by the management
(continued)

A summary of
non-vested
Restricted Shareholders Shares activity for the year ended December 31, 2021 is presented below:

Number of shares
Outstanding as of December 31, 2020	12,554,722
Vested	12,554,722
Outstanding as of December 31, 2021	—
The Group determined that the nonvested Restricted Shareholders Shares are participating securities as the nonvested Restricted Shareholders Shares have a nonforfeitable right to receive dividends but do not have a contractual obligation to fund or otherwise absorb the Group’s losses. The weighted-average grant date fair value of the Restricted Shareholders Shares is
USD$0.20 per share.
During the year ended December 31, 2020 and 2021, the Group recorded share-based compensation expense of RMB 60,623 and RMB
 16,403
respectively related to the Restricted Shareholders Shares.
Upon the termination of the Restricted Shareholders’ continuous services during the vesting period, the Company has a right (but not the obligation) to repurchase the vested Restricted Shareholders Shares at a price below fair value of the Restricted Shareholders Shares which is to be determined by the board of directors of the Company. The Company reclassified vested Restricted Shareholders Shares as liability in the consolidated balance sheets upon the termination of the managements’ service as the repurchase price is below fair value.

No
repurchase occurred during the year ended December 31, 2021. Such liability classified awards are remeasured at fair value subsequently at each reporting date until initial public offering, with the changes in fair value recorded as compensation expenses. The repurchase feature expired upon the initial public offering, thus the awards were reclassified from liability to equity, and an
RMB 67,505 corresponding increase in additional paid-in capital, upon the initial public offering. During the year ended
December 31, 2020 and 2021, RMB 33,100 and RMB
36,786
respectively related share based compensation expenses were recognized.
During the year ended December 31, 2020, two executive management terminated their services. As a result, an aggregate of 3,535,833 unvested
Restricted Shareholders Shares
were transferred to the Founder of the Company at par value and became immediately vested. The Company recorded RMB 6,654 of share-based compensation expense representing the excess of the fair value of the ordinary shares over the purchase price.
Share Option
In 2019, the Group adopted the 2018 share incentive plan (the “2018 Plan”), which permits the grant of three types of awards: options, restricted shares, and restricted share units. Persons eligible to participate in the 2018 Plan includes employees
(including members of management)
of the Group or any of its affiliates, which include the Group’s parent company, subsidiaries and the Group. Upon the adoption of the 2018 Plan, the maximum ordinary shares available for issuance were 62,504,000. According to the resolutions of the board of director in 2019, the Group reserved additional 321,655,746 ordinary shares for the 2018 Plan, and the maximum ordinary shares available for issuance were increased to 384,159,746.
During the year ended December 31, 2020, the Group granted 83,521,862 options under the 2018 Plan with a weighted average exercise prices of US$0.04 (RMB0.31). During the year ended December 31, 2021, the

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

17.	Share-Based Compensation (continued)
Share Option
(continued)

Group granted 82,665,350 options under the 2018 Plan with a weighted average exercise prices of US$ 0.08 (RMB 0.51). The term of the option is fixed and does not exceed 10 years from the date of the grant. The options will be vested in accordance with the vesting schedules set out in the respective share option agreements with vesting period ranging from 1 to 4 years.
In 2021, the Group adopted the 2021 share incentive plan (the “2021 Plan”), the maximum aggregate number of shares which may be issued pursuant to all awards under the 2021 Plan shall initially be 80,508,501 shares, plus an annual increase on the first day of each year during the ten-year term of the 2021 Plan commencing with the year beginning January 1, 2022, by an amount equal to the lesser of (i) 2% of the total number of shares issued and outstanding on an as-converted fully diluted basis on the last day of the immediately preceding year and (ii) such number of shares as may be determined by the board. The annual increase shall cease to occur upon expiry of the ten-year term of the 2021 Plan.
During the year ended December 31,2021, no options granted under the 2021 Plan.
The vesting of the share options granted during the years ended December 31, 2020 and 2021 are only subject to service condition.
The following table sets forth the activities under the Company’s share options for the year
s
ended December 31, 2020 and 2021:

	Number of Options	Weighted Average Exercise Price	Weighted Average remaining contractual life	Weighted Average Grant- date Fair Value	Aggregate Intrinsic Value
		RMB		RMB
Outstanding as of December 31, 2019	146,226,800	0.38	8.91	0.63	85,927
Granted	83,521,862	0.31	—	1.86	—
Exercised	—	—	—	—	—
Forfeited	(12,832,333)	0.46	—	0.63	—

Outstanding as of December 31, 2020	216,916,329	0.22	8.51	1.10	255,873

Granted	82,665,350	0.51	—	4.93	—
Exercised	(15,142,550)	0.41	—	1.42	—
Forfeited	(37,430,787)	0.29	—	2.41	—

Outstanding as of December 31, 2021	247,008,342	0.29	7.94	2.10	543,248

Exercisable as of December 31, 2021	113,445,534	0.20	6.98	0.85	104,682
The total grant-date fair value of options vested during the years ended December 31, 2020 and 2021 was RMB 24,045 and RMB 75,347, respectively.
The Group calculated the estimated fair value of the share options on the respective grant dates using the binomial option pricing model with the assistance from an independent valuation firm, with the following assumptions.

Year ended December 31
	2020	2021
Risk free rate of interest	2.51%-3.29%	1.47%-3.20%
Volatility	26%-28%	27%-28%
Dividend yield	—	—
Exercise multiples	2.2-2.8	2.2-2.8
Life of options (years)	10	10
Fair value of underlying ordinary shares	$0.17~$0.55	$0.14~$0.98

F-4
5

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

17.	Share-Based Compensation (continued)
Share Option
(continued)

(1)	Risk free rate of interest
Based on the daily treasury long term rate of U.S. Department of the treasury with a maturity period close to the expected term of the option.

(2)	Volatility
The volatility factor estimated was based on the annualized standard deviation of the daily return embedded in historical share prices of the selected guideline companies with a time horizon close to the expected expiry of the term.

(3)	Dividend yield
The Company has never declared or paid any cash dividends on the Company’s ordinary shares, and does not anticipate any dividend payments on the Company’s ordinary shares in the foreseeable future.

(4)	Exercise multiples
The expected exercise multiple was estimated as the average ratio of the stock price as at the time when employees would decide to voluntarily exercise their vested options. As the Group did not have sufficient information of past employee exercise history, it was estimated by referencing to academic research publications. For key management grantee and non-key
management grantee, the exercise multiple was estimated to be 2.8 and 2.2 respectively.

(5)	Fair value of underlying ordinary shares
The estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a valuation with the assistance of a third party appraiser. The fair values of the underlying ordinary shares on each date of grant after May 7, 2021, were the closing prices of the Company’s ordinary shares traded in the Stock Exchange.
In June 2020, an executive management of the Company transferred 44,142,283 shares to the Founder of the Company at transfer price of $0.12. The Company recorded RMB 55,837 of share-based compensation expense, representing the excess of the fair value of ordinary shares at the time of the transaction over the purchase price.

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

17.	Share-Based Compensation (continued)
Share Option
(continued)

A summary of share-based compensation expense recognized related to share options granted and ordinary shares transfers is as follows:

	Year ended December 31,
	2020	2021
	RMB	RMB
Sales and marketing expenses	4,538	10,853
General and administrative expenses	210,011	190,252
Research and development expenses	13,279	25,056

	227,828	226,161

As of December 31, 2021, unrecognized compensation cost related to unvested option awards granted to employees of the Group was RMB 362,867. As of December 31, 2021, such cost was expected to be recognized over a weighted average period of 2.7 years.
Upon the termination of the grantee’s continuous services during the vesting period, the Company has a right (but not the obligation) to repurchase the vested award at a price no more than the fair value of the awards which is to be determined by the board of directors of the Company. The Company reclassified vested awards held by employees as liability in the consolidated balance sheets upon the termination of the employees’ service as the repurchase price is below fair value. No repurchase occurred in the year
s
ended December 31, 2019, 2020 and 2021. Such liability classified awards are remeasured at fair value subsequently at each reporting date, with the changes in fair value recorded as compensation expenses. During the years ended December 31, 2019, 2020 and 2021, RMB3,130, RMB25,369 and RMB 42,154
related share based compensation expenses were recognized. The repurchase feature expired upon the
initial public offering in May 2021, thus the awards were reclassified from liability to equity, an
RMB 68,567
corresponding increase in additional paid-in capital upon the initial public offering.
Employee Benefit Trust
In October 2020, the Company established ARK Trust (Hong Kong) Limited, a company controlled by the Company as a vehicle to hold shares that will be used to provide incentives and rewards to management team members who contribute to the success of the Company’s operations (the “Shareholding Platform”). The Shareholding Platform has no activities other than administrating the incentive programs and does not have any employees. Mr. Guo Nanyang, vice president of the Company, was appointed as the authorized representative of the Company to instruct the trustee to process the eligible participants to whom awards will be granted to.
In October 2020, the board of the Company approved to grant 102,762,450 restricted shares to certain management (the “Selected Management”) to replace options previously granted under the 2018
P
lan. The Selected Management paid the purchase price of the restricted shares of US$0.003 per share, which is lower than the exercised price of the original options. The vesting and other requirements imposed on the restricted shares were the same as those under the original option granted. As a result, the Group accounted for the reduction of the exercise price of the options and the issuance of restricted shares in exchange of the options of the Selected Management as a modification which requires the re-measurement
of the fair value of these share options. This remeasurement resulted in a total incremental share-based compensation of RMB26,330, RMB5,702 of which is recognized on the modification date, and the remaining will be amortized through the vesting period of the restricted shares.

F-4
7

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

18.	Net Loss Per Share
Loss per share was computed by dividing net loss available to ordinary shareholders by the weighted average number of ordinary shares outstanding:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Numerator:
Net loss for the period attributable to Waterdrop Inc.	(321,535)	(663,869)	(1,574,080)
Deemed dividend	—	(158,243)	—
Change in redemption value in preferred shares	(136,839)	(285,668)	(152,287)

Net loss attributable to ordinary shareholders for computing basic and diluted net loss per ordinary shares	(458,374)	(1,107,780)	(1,726,367)

Denominator:
Weighted average ordinary shares outstanding used in computing basic and diluted net loss per ordinary shares	1,203,526,000	1,174,583,516	2,990,507,749
Net loss per ordinary share attributable to ordinary shareholders basic and diluted	(0.38)	(0.94)	(0.58)
The following shares outstanding were excluded from the calculation of diluted net loss per ordinary share, as their inclusion would have been anti-dilutive for the periods prescribed.

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Shares issuable upon exercise of share options	46,239,164	140,815,045	60,029,916
Shares issuable upon vesting of nonvested restricted shares	—	41,520,896	3,983,115
Shares issuable upon conversion of Series pre-A convertible preferred shares	241,148,000	241,148,000	82,811,813
Shares issuable upon conversion of Series A convertible preferred shares	334,926,000	334,926,000	115,015,797
Shares issuable upon conversion of Series A+ convertible preferred shares	157,896,000	157,896,000	54,222,527
Shares issuable upon conversion of Series B convertible preferred shares	352,107,646	352,107,646	120,916,087
Shares issuable upon conversion of Series C convertible preferred shares	413,415,759	542,794,072	186,399,063
Shares issuable upon conversion of Series C+ convertible preferred shares	29,919,039	170,632,018	58,596,160
Shares issuable upon conversion of Series C++ convertible preferred shares	—	95,851,381	41,542,257
Shares issuable upon conversion of Series D convertible preferred shares	—	145,205,580	177,632,040

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

19.	Leases
The Group leases certain office premises and equipment to support its core business under noncancelable leases. The Group determines if an arrangement is a lease at inception. Some lease agreements contain lease and non-lease
components, which the Group chooses not to account for as separate components as the Group has elected the practical expedient. The Group also elected the short-term lease exemption for all contracts with lease terms of 12 months or less. As of December 31, 2020 and 2021, the Group had 4 long-term leases that were classified as financing leases. As of December 31, 2020 and 2021, the Group had no significant lease contract that has been entered into but not yet commenced.
A summary of supplemental information related to operating leases and financing leases were as follow:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Operating leases-Weighted average remaining lease term	1.73	0.84	1.66
Financing leases-Weighted average remaining lease term	3.79	2.28	1.53
Operating leases-Weighted average discount rate	7.55%	7.49%	8.04%
Financing leases-Weighted average discount rate	9.50%	8.20%	8.39%
The components of lease expense were as follows:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Operating lease cost	27,099	42,447	47,905
Financing lease cost:
Amortization of right-of-use assets	60	161	204
Interest on lease liabilities	23	33	29
Short-term lease cost	6,016	10,612	13,902

Total	33,198	53,253	62,040

Supplemental information related to the Group’s leases were as follows:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Cash paid for operating leases	33,973	31,889	50,926
Cash paid for financing leases:
Operating cash flows from finance leases	5	16	41
Financing cash flows from finance leases	68	169	192
Non-cash
ROU assets in exchange for new lease liabilities:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Operating leases	77,453	58,329	28,021
Financing leases	—	304	19

F-4
9

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

19.	Leases (continued)

The following is a maturity analysis as of December 31, 2021:

	As of December 31,
	2021
	Operating Leases	Financing Leases
	RMB	RMB

2021	—	—
2022	45,795	205
2023	14,368	75
2024	2,026	—
2025 and thereafter	—	—
Subtotal	62,189	280
Less: imputed interest	(3,863)	(16)

Lease liabilities	58,326	264

20.	Commitments and Contingencies
The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.
In March 2021, the Founder of the Company who, as one of the nominee shareholders, holds

99
% equity interest of Zongqing Xiangqian, received a letter regarding a claim brought by an individual against him, alleging that he enjoyed a right to
1.25
% of the equity interest in Zongqing Xiangqian held by the Founder as his nominee after Zongqing Xiangqian’s equity financing in
2017
. As of the date of this report, the Founder has not received any court notification regarding such claim. Based on the PRC litigation counsel’s advice to the Company and the Founder, there are meritorious defenses to such claims. As of the date of this report, as advised by its PRC legal counsel, the Group cannot reasonably predict the outcome related to the above claim and there can be no assurance that the Founder will be able to prevail in the claim.
In the event the alleging party were able to prevail in this claim for the alleged equity interest in Zongqing Xiangqian and the Founder must transfer the relevant equity interest of Zongqing Xiangqian to the alleging party and the alleging party does not become a party to the VIE agreements, it would not affect the performance of the VIE agreements that are currently in place which enable the Company to consolidate Zongqing Xiangqian as its primary beneficiary. In addition, the Company would need to recognize a non-controlling
interest relating to the alleged equity interest of Zongqing Xiangqian and the operation results attributable to the Company will be diluted as a result of the decrease in the ownership of Zongqing Xiangqian. Based on the financial position and operating results of Zongqing Xiangqian, the Company does not expect the decrease in its ownership of Zongqing Xiangqian would have a material adverse impact on its consolidated financial statements.
On September 14, 2021, a complaint (case No. l:21-cv-07683-VSB) was filed in the U.S. District Court for the Southern District of New York (the “Court”) against the Group, certain executives and directors of the Group, the Group’s authorized process agent in the U.S, and the underwriters of the Group’s initial public offering. The action allege that defendants made misstatements and omissions in connection with the Group’s initial public offering in May 2021 in violation of the federal securities laws. On December 8, 2021, the Court appointed a lead plaintiff and approved a lead plaintiff counsel. On February 21, 2022, the lead plaintiff filed an amended complaint. On April 22, 2022, the parties completed briefing on Defendants’ Motion to Dismiss the State Court Action, and a decision is currently pending. The action remains in preliminary stages. The Group is defending against the action vigorously.

21.	Statutory Reserves and Restricted Net Asset
In accordance with the PRC laws and regulations, the Group’s PRC subsidiaries and VIEs are required to make appropriation to certain statutory reserves, namely general reserve, enterprise expansion reserve, and staff welfare and bonus reserve, all of which are appropriated from net profit as reported in their PRC statutory accounts. The Group’s PRC subsidiaries and VIEs are required to appropriate at least 10% of their after-tax
profits to the general reserve until such reserve has reached 50% of their respective registered capital.

F-
50

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

21.	Statutory Reserves and Restricted Net Asset (continued)

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s PRC subsidiaries and VIEs. There were no appropriations to these reserves by the Group’s PRC entities for the years ended December 31, 2019, 2020 and 2021.
As a result of PRC laws and regulations and the requirement that distributions by the PRC entity can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entity is restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in
capital and statutory reserves of the Group’s subsidiaries and VIEs. As of December 31, 2021, the aggregate amounts of paid-in
capital and statutory reserves represented the amount of net assets of the relevant entity in the Group not available for distribution amounted to RMB 888,895
.

WATERDROP INC.
SCHEDULE
1-CONDENSED
BALANCE SHEETS
(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2020	2021
	RMB	RMB	USD
			(Note 2)

Assets
Current assets
Cash and cash equivalents	32,145	8,483	1,331
Short-term investments	653,609	414,921	65,110
Prepaid expense and other assets	—	14,993	2,353
Amount due from its subsidiaries and the consolidated VIEs	2,073	1,786	280
Total current assets	687,827	440,183	69,074

Non-current assets
Long-term investments	2,552,965	3,885,718	609,754

Total non-current assets	2,552,965	3,885,718	609,754

Total assets	3,240,792	4,325,901	678,828

Liabilities
Current liabilities
Accrued expenses and other current liabilities	60,480	3,734	586
Amount due to its subsidiaries and the consolidated VIEs	—	348,741	54,725

Total current liabilities	60,480	352,475	55,311

Total liabilities	60,480	352,475	55,311

Mezzanine equity
Series Pre-A convertible redeemable preferred shares (US$ 0.000005 par value per share; 241,148,000 and nil shares authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)	56,185	—	—
Series A convertible redeemable preferred shares (US$ 0.000005 par value per share; 334,926,000 and nil shares authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)	129,323	—	—
Series A+ convertible redeemable preferred shares (US$ 0.000005 par value per share; 157,896,000 and nil shares authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)	77,520	—	—
Series B convertible redeemable preferred shares (US$ 0.000005 par value per share; 352,107,646 and nil shares authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)	497,106	—	—
Series C convertible redeemable preferred shares (US$ 0.000005 par value per share; 542,794,072 and nil shares authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)	1,222,224	—	—
Series C+ convertible redeemable preferred shares (US$ 0.000005 par value per share; 170,632,018 and nil shares authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)	490,571	—	—
Series C++ convertible redeemable preferred shares (US$0.000005 par value per share; 120,971,053 and nil shares authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)	388,925	—	—
Series D convertible redeemable preferred shares (US$0.000005 par value per share; 517,264,501 and nil shares authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)	1,975,482	—	—

Total mezzanine equity	4,837,336	—	—
Shareholders’ (Deficit)/Equity:
Ordinary shares (US$ 0.000005 par value; 10,000,000,000 shares authorized , 1,203,526,000 shares issued and outstanding as of December 31, 2020 ; 8,900,000,000 Class A ordinary shares authorize d , 3,206,653,701 Class A ordinary shares issue d , 3,140,896,631 Class A ordinary shares outstanding as of December 31, 202 1; 1,000,000,000 Class B ordinary sh ares authorize d, 801,904,979 Clas s B ordinary sh ares issued and ou tstanding as of December 31, 20 21)	41	134	21
Additional paid-in capital	—	7,329,420	1,150,146
Accumulated other comprehensive income/(loss)	14,956	(21,492)	(3,373)
Accumulated deficit	(1,672,021)	(3,334,636)	(523,277)

Total shareholders’ (deficit)/equity	(1,657,024)	3,973,426	623,517

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	3,240,792	4,325,901	678,828

F-
52

WATERDROP INC.
SCHEDULE
1-CONDENSED
STATEMENTS OF COMPREHENSIVE LOSS
(All amounts in thousands, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	USD
				(Note 2)
Operating revenue, net	—	—	2,279	358
Operating costs and expenses	(30,090)	(229,413)	(250,814)	(39,358)
Interest income	1,212	2,293	8,666	1,360
Fair value change of warrant	—	(150,685)	—	—
Foreign currency exchange loss	(16)	(3)	(2,114)	(332)
Income tax expense	(118)	(39)	—	—
Others, net	—	—	4	1
Equity in loss of subsidiaries and VIEs	(292,523)	(286,022)	(1,332,101)	(209,036)

Net loss	(321,535)	(663,869)	(1,574,080)	(247,007)

Deemed dividend on modification on preferred shares	—	(67,975)	—	—
Deemed dividend upon issuance of warrants	—	(90,268)	—	—
Preferred shares redemption value accretion	(136,839)	(285,668)	(152,287)	(23,897)
Net loss attributable to ordinary shareholders	(458,374)	(1,107,780)	(1,726,367)	(270,904)

Other comprehensive income/(loss)
Foreign currency transaction adjustments	27,771	(14,008)	(36,640)	(5,750)
Unrealized gains on available-for-sale investments, net of tax	209	1,724	192	30

Total comprehensive loss	(293,555)	(676,153)	(1,610,528)	(252,727)

F-
53

WATERDROP INC.
SCHEDULE
1-CONDENSED
STATEMENTS OF CASH FLOW
(All amounts in thousands, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2019	2020	2021
		RMB	RMB	USD
				(Note 2)
Cash Flows from Operating Activities:	(2,827)	(28)	320,097	50,230
Cash Flows from Investing Activities:
Purchase of short-term investments	—	(654,428)	(1,875,171)	(294,255)
Cash received from loan repayment	60,383	—	2,100,240	329,573
Investment in subsidiaries	(1,494,523)	(1,554,670)	(2,683,195)	(421,052)
Net cash used in investing activities	(1,434,140)	(2,209,098)	(2,458,126)	(385,734)

Cash Flows from Financing Activities:
Proceeds from issuance of convertible redeemable preferred shares, net	1,491,983	2,048,986	—	—
Proceeds from exercise of share option	—	—	2,971	466
Payment for share repurchase	—	—	(16,546)	(2,596)
Proceeds from initial public offering, net	—	—	2,142,104	336,143

Net cash provided by financing activities	1,491,983	2,048,986	2,128,529	334,013

Effect of exchange rate changes on cash and cash equivalents	32,022	(26,122)	(14,162)	(2,222)

Net increase/(decrease) in cash and cash equivalents and restricted cash	87,038	(186,262)	(23,662)	(3,713)

Total cash and cash equivalents and restricted cash at beginning of year	131,369	218,407	32,145	5,044

Total cash and cash equivalents and restricted cash at end of year	218,407	32,145	8,483	1,331

F-
54

WATERDROP INC.
SCHEDULE
1-CONDENSED
STATEMENTS OF CASH FLOW (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

1.
Schedule I has been provided pursuant to the requirements of Rule
12-04(a)
and
5-04(c)
of Regulation
S-X,
which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2.
The condensed financial information of Waterdrop Inc. has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.

3.
Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Group and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Group as of December 31, 2020 and 2021 and the years ended 2019, 2020 and 2021. No dividend was paid by the Group’s subsidiaries to
Waterdrop Inc.
in 2019, 2020 and 2021.

4.
As of December 31, 2021, there were no material contingencies, significant provisions of long term obligations, and mandatory dividend or redemption requirements of redeemable shares or guarantees of the Group, except for those which have been separately disclosed in the Consolidated Financial Statement, if any.

F-55