Form 20-F
period 2022-12-31
Waterdrop Inc.
filed 2023-04-17
CIK 1823986

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ________
For the transition period from ________ to ________
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
Guang Yang, Vice President of Finance and General Manager of International Business
Telephone: +86 10 5339-4997
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
3,108,040,681 Class A ordinary shares (excluding 98,613,020 Class A ordinary shares, comprising of Class A ordinary shares issued to the depositary for bulk issuance of ADSs and reserved for future issuances upon the exercise or vesting of awards granted under share incentive plans, and Class A ordinary shares in the form of ADSs held in treasury), and 801,904,979 Class B ordinary shares, par value US$0.000005 per share, as of December 31, 2022.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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
of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐

				Emerging growth company	☒
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    ☐  Yes    ☒  No
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).  ☐
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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

•	“ADRs” are to the American depositary receipts which may evidence the ADSs;

•	“ADSs” are to the American depositary shares, each of which represents ten Class A ordinary shares;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•	“Class A ordinary shares” refer to our Class A ordinary shares, par value US$0.000005 per share; “Class B ordinary shares” refer to our Class B ordinary shares, par value US$0.000005 per share;

•	“CRO” are to Contract Research Organization;

•	“CSO” are to Contract Sales Organization;

•

“FYP” are to first year premiums, which include all premiums that policyholders are obligated to pay for short-term policies and the premiums that policyholders are obligated to pay in the first policy year for long-term policies;

•	“Hong Kong” or “HK” are to the Hong Kong Special Administrative Region of the PRC

•	“Macau” are to the Macau Special Administrative Region of the PRC

•	“non-first-tier cities” are to cities in China, excluding Beijing, Shanghai, Shenzhen and Guangzhou;

•	“ordinary shares” are to our Class A ordinary shares and Class B ordinary shares, par value US$0.000005 per share;

•

“the VIEs” are to Beijing Zhuiqiu Jizhi Technology Co., Ltd., or Zhuiqiu Jizhi, Beijing Shuidi Hubao Technology Co., Ltd., or Shuidi Hubao, Beijing Shuidi Hulian Technology Co., Ltd., or Shuidi Hulian, Beijing Zongqing Xiangqian Technology Co., Ltd., or Zongqing Xiangqian, and Beijing Guangmu Weichen Technology Co., Ltd., or Guangmu Weichen;

•	“our WFOE” are to Waterdrop Technology Group Co., Ltd., or Waterdrop Technology, formerly known as Beijing Absolute Health Co., Ltd.;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and

“Waterdrop,” “we,” “us,” “our company” and “our” are to Waterdrop Inc., our Cayman Islands holding company and its subsidiaries, and, in the context of describing the consolidated financial information, its consolidated variable interest entities and the subsidiaries of the consolidated variable interest entities in China, including, but not limited to, the VIEs.

Our reporting currency is the Renminbi. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.8972 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2022. We make no representation that the Renminbi or U.S. dollars amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our mission, goals and strategies;

•	our future business development, financial conditions and results of operations;

•	the expected growth of the insurance, medical crowdfunding and healthcare industries in China;

•	our expectations regarding demand for and market acceptance of our products and services;

•	our expectations regarding our relationships with consumers, insurance carriers and other partners;

•	competition in the industries we operate;

•	our proposed use of proceeds; and

•	relevant government policies and regulations relating to our industry.

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

Waterdrop Inc. is not an operating company in China but rather a Cayman Islands holding company with no material operations of its own and no equity ownership in the VIEs (defined below). We conduct our operations primarily through (i) our PRC subsidiaries and (ii) the VIEs, with which we maintain contractual agreements. PRC laws and regulations restrict and impose conditions on foreign direct investment in companies involved in the provision of value-added telecommunication services, insurance brokerage services or insurance agency services. Therefore, we operate such businesses in China through the variable interest entities, Zhuiqiu Jizhi, Shuidi Hubao, Shuidi Hulian, Zongqing Xiangqian and Guangmu Weichen, which we refer to as the VIEs in this annual report, and rely on contractual arrangements among our PRC subsidiaries, the VIEs and their shareholders to control the business operations of the VIEs. Revenues contributed by the VIEs accounted for 99.5%, 99.6% and 93.6% of our total net revenues for the fiscal years 2020, 2021 and 2022, respectively. As used in this annual report, “Waterdrop,” “we,” “us,” “our company” or “our” refers to Waterdrop Inc., its subsidiaries, and, in the context of describing the consolidated financial information, the VIEs and their subsidiaries in China. Investors in our ADSs thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in Waterdrop Inc., a Cayman Islands holding company.

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

The following diagram illustrates our corporate structure as of the date of this annual report, including our principal subsidiaries, the VIEs and the VIEs’ principal subsidiaries:

Waterdrop Inc.
(Cayman Islands)
Waterdrop Group HK Limited
(Hong Kong)
Offshore
Onshore
Beijing Shuidi Hubao Technology Co., Ltd.(1)
Beijing Zhuiqiu Jizhi Technology Co., Ltd.(2)
Waterdrop Technology Group Co., Ltd.
Beijing Guangmu Weichen Technology Co., Ltd.(4)
Shanghai Danzheng Health Technology Co., Ltd.
Beijing Zongqing Xiangqian Technology Co., Ltd.(3)
Beijing Yifan Fengshun Medical Technology Co., Ltd.
Shuidi Insurance Brokerage Co., Ltd.
Miaoyi Hulian (Beijing) Technology Co., Ltd.
Tairui Insurance Agency Co., Ltd.
Equity interest (100% unless otherwise specified)
Contractual arrangement

Notes:

(1)	Dr. Peng Shen holds 100% of the equity interests in Beijing Shuidi Hubao Technology Co., Ltd.
(2)	Dr. Peng Shen and Mr. Guang Yang, each holds 99% and 1% of the equity interests in Beijing Zhuiqiu Jizhi Technology Co., Ltd.
(3)	Dr. Peng Shen and Mr. Wei Ran, each holds 99% and 1% of the equity interests in Beijing Zongqing Xiangqian Technology Co., Ltd.
(4)	Ms. Xiaolei Sun and Ms. Nian Liu, each holds 99% and 1% of the equity interests in Beijing Guangmu Weichen Technology Co., Ltd.

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

As of the date of this annual report, except for the licenses and approvals that have been granted and except as disclosed in this annual report, we, our PRC subsidiaries and the VIEs are not required to obtain approval or permission from China Securities Regulatory Commission, or the CSRC, the Cyberspace Administration of China, or the CAC or any other entity that is required to approve the VIEs’ operations or required for us to offer securities to foreign investors under any currently effective PRC laws, regulations, and regulatory rules. However, in connection with any future overseas capital markets activities, we may need to file with the CSRC, undergo a cybersecurity review conducted by the CAC, or meet other regulatory requirements that may be adopted in the future by PRC authorities. To the extent such requirements are or become applicable, we cannot assure you that we would be able to comply with them. Any failure to obtain or delay in obtaining such approval or completing such procedures could subject us to restrictions and penalties imposed by the CSRC, the CAC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, delays of or restrictions on the repatriation of the proceeds from our offshore offerings into China, or other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Furthermore, in connection with issuance of securities to foreign investors, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to conduct future offerings of securities to investors and accept foreign investments. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The filing, approval or other administration requirements of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete such filing, obtain such approval or meet such requirements.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of this annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

The following table sets forth the amount of the transfers for the periods presented.

	Years Ended December 31,
	2020	2021	2022
	(RMB in millions)
Capital contributions from Parent to its subsidiaries	1,555	2,679	182
Loans from its subsidiaries to Parent	—	382	777
Loans repayment received by its subsidiaries from Parent	—	35	267
Loans from its subsidiaries to the VIEs and their subsidiaries	1,477	4,418	2,899
Loans repayment received by subsidiaries from VIEs and their subsidiaries	372	3,010	4,220
Service fees received by WFOE from the VIEs and their subsidiaries*	455	718	749

Note:

(1)	The cash flows between our WFOE, and the VIEs and their subsidiaries included the service fees paid for services contemplated by the exclusive business cooperation agreements.

The VIEs may transfer cash to our WFOE by paying service fees according to the exclusive business cooperation agreements. Pursuant to these agreements between the VIEs and our WFOE, our WFOE has the exclusive right to provide the VIEs with consulting, technical services and other services required by the VIEs’ business. Without our WFOE’s prior written consent, the VIEs may not accept the same or similar consulting, technical services and other services provided by any third party during the term of the agreement. The VIEs agree to pay our WFOE service fees based on the operating profit generated by the VIEs on an annual basis. For the years ended December 31, 2020, 2021 and 2022, service fees of RMB455 million, RMB718 million, and RMB749 million were paid to the WFOE by the VIEs under the agreements.

For the years ended December 31, 2020, 2021 and 2022, no dividends or distributions were made to the Parent by our subsidiaries. For the years ended December 31, 2020, 2021 and 2022, no dividends or distributions were made to U.S. investors.

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Taxation Scenario(1) Statutory Tax and Standard Rates
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25%)
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	(7.5%)
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)

Under the terms of VIE agreements, our WFOE may charge the VIEs for services provided to the VIEs. These fees shall be recognized as expenses of the VIEs, with a corresponding amount as service income by our WFOE and eliminate in consolidation. For income tax purposes, our WFOE and the VIEs file income tax returns on a separate company basis. The fees paid are recognized as a tax deduction by the VIEs and as income by our WFOE and are tax neutral.

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

As Waterdrop Inc. is a Cayman Islands holding company with no material operations of its own, its ability to pay dividends depends upon dividends paid by our PRC subsidiaries. Our PRC subsidiaries in turn generate income from their own operations, and in addition enjoy all economic benefit and receive service fees from the VIEs pursuant to the exclusive business cooperation agreement with the VIEs. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to distribute earnings or pay dividends to us. Under PRC law, each of our subsidiaries and the VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries and the VIEs in China may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE and declaration and payment of withholding tax. Additionally, if our PRC subsidiaries and the VIEs incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds of financing activities to make loans or additional capital contributions to our PRC subsidiaries and to make loans to the VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Financial Information Related to the VIEs

The following table presents the condensed consolidating balance sheet data for the VIEs and other entities as of the dates presented.

	As of December 31, 2022
	Parent	Primary Beneficiary of VIEs	Other non- VIE subsidiaries	VIEs and their subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Cash and cash equivalents	351,817	579,504	251,675	391,175	—	1,574,171
Restricted cash	—	—	—	517,364	—	517,364
Short-term investments	310,799	1,472,034	347,544	—	—	2,130,377
Accounts receivable	—	89,398	25	586,373	—	675,796
Current contract assets	—	—	—	450,085	—	450,085
Amount due from related parties	—	—	—	358	—	358
Prepaid expense and other assets	81,162	18,549	10,703	232,054	—	342,468
Amounts due from the entities within our company	118,426	1,446,143	4,624,598	433,075	(6,622,242)	—
Non-current contract assets	—	—	—	103,591	—	103,591
Property, equipment and software, net	—	24,061	6	7,330	—	31,397
Intangible assets, net	—	18,171	—	53,192	(14,749)	56,614
Long-term investments	2,069	—	—	9,900	—	11,969
Investment in Non-VIE subsidiaries	4,914,981	—	—	—	(4,914,981)	—
Investment in VIEs and their subsidiaries	—	(730,423)	—	—	730,423	—
Right of use assets, net	—	2,762	195	15,490	—	18,447
Deferred tax assets	—	—	—	6,166	—	6,166
Goodwill	—	—	—	3,420	—	3,420

Total assets	5,779,254	2,920,199	5,234,746	2,809,573	(10,821,549)	5,922,223

Amount due to related parties	—	11,509	—	44	—	11,553
Insurance premium payables	—	—	—	516,661	—	516,661
Accrued expenses and other current liabilities	7,380	120,296	2,451	453,996	—	584,123
Current lease liabilities	—	37	195	9,122	—	9,354
Amounts due to the entities within our company	1,005,746	2,650,573	81,011	2,526,194	(6,263,524)	—
Non-current lease liabilities	—	—	—	4,701	—	4,701
Deferred tax liabilities	—	—	—	29,278	425	29,703

Total liabilities	1,013,126	2,782,415	83,657	3,539,996	(6,263,099)	1,156,095

	As of December 31, 2021
	Parent	Primary Beneficiary of VIEs	Other non- VIE subsidiaries	VIEs and their subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Cash and cash equivalents	8,483	3,813	74,234	731,189	—	817,719
Restricted cash	—	—	—	667,664	—	667,664
Short-term investments	414,921	198,261	1,004,729	351,451	—	1,969,362
Accounts receivable	—	8,608	—	635,235	—	643,843
Current contract assets	—	—	—	563,611	—	563,611
Amount due from related parties	—	—	—	1,049	—	1,049
Prepaid expense and other assets	14,993	35,638	3,723	315,440	—	369,794
Amounts due from the entities within our company	1,786	2,743,798	4,127,028	121	(6,872,733)	—
Non-current contract assets	—	—	—	29,889	—	29,889
Property, equipment and software, net	—	31,506	—	13,256	—	44,762
Intangible assets, net	—	20,535	—	53,202	(16,984)	56,753
Long-term investments	1,912	—	—	9,900	—	11,812
Investment in Non-VIE subsidiaries	3,883,806	—	—	—	(3,883,806)	—
Investment in VIEs and their subsidiaries	—	(1,341,046)	—	—	1,341,046	—
Right of use assets, net	—	27,984	519	30,578	—	59,081
Deferred tax assets	—	—	—	11,840	—	11,840
Goodwill	—	—	—	3,420	—	3,420

Total assets	4,325,901	1,729,097	5,210,233	3,417,845	(9,432,477)	5,250,599

Amount due to related parties	—	20,449	—	—	—	20,449
Insurance premium payables	—	—	—	685,028	—	685,028
Deferred revenue	—	—	—	803	—	803
Accrued expenses and other current liabilities	3,734	81,402	178	413,438	—	498,752
Current lease liabilities	—	27,308	353	16,452	—	44,113
Amounts due to the entities within our company	348,741	2,549,294	—	3,617,123	(6,515,158)	—
Non-current lease liabilities	—	1,388	168	12,921	—	14,477
Deferred tax liabilities	—	—	—	13,126	425	13,551

Total liabilities	352,475	2,679,841	699	4,758,891	(6,514,733)	1,277,173

The following table presents the condensed consolidating statements of operations for the VIEs and other entities for the periods presented.

	For the year ended December 31, 2022
	Parent	Primary Beneficiary of VIEs	Other non-VIE subsidiaries	VIEs and their subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Operating revenue, net	—	775,573	1,795	2,623,738	(599,338)	2,801,768
Operating costs	—	(120,168)	(882)	(1,118,686)	220,374	(1,019,362)
Sales and marketing expenses	(16,509)	(118,106)	(7,002)	(482,861)	—	(624,478)
General and administrative expenses	(121,636)	(210,666)	(2,070)	(435,204)	380,925	(388,651)
Research and development expenses	(15,458)	(256,774)	(27)	(19,031)	—	(291,290)

Total operating costs and expenses	(153,603)	(705,714)	(9,981)	(2,055,782)	601,299	(2,323,781)

Operating (loss)/profit	(153,603)	69,859	(8,186)	567,956	1,961	477,987

Equity in profit of subsidiaries and VIEs	730,943	718,807	—	—	(1,449,750)	—

Net profit/(loss)	607,717	822,606	(91,663)	611,235	(1,342,178)	607,717

	For the year ended December 31, 2021
	Parent	Primary Beneficiary of VIEs	Other non-VIE subsidiaries	VIEs and their subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Operating revenue, net	2,279	757,692	106	3,193,807	(747,970)	3,205,914
Operating costs	—	(171,728)	—	(882,747)	—	(1,054,475)
Sales and marketing expenses	(10,902)	(160,242)	(1,356)	(2,932,269)	—	(3,104,769)
General and administrative expenses	(214,856)	(207,407)	(1,198)	(853,908)	746,847	(530,522)
Research and development expenses	(25,056)	(329,291)	—	(24,643)	—	(378,990)

Total operating costs and expenses	(250,814)	(868,668)	(2,554)	(4,693,567)	746,847	(5,068,756)

Operating loss	(248,535)	(110,976)	(2,448)	(1,499,760)	(1,123)	(1,862,842)

Equity in loss of subsidiaries and VIEs	(1,332,101)	(1,250,773)	—	—	2,582,874	—

Net (loss)/profit	(1,574,080)	(1,355,152)	23,051	(1,253,808)	2,585,909	(1,574,080)

	For the year ended December 31, 2020
	Parent	Primary Beneficiary of VIEs	Other non-VIE subsidiaries	VIEs and their subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Operating revenue, net	—	530,967	4,519	3,035,904	(543,442)	3,027,948
Operating costs	—	(150,457)	—	(591,801)	—	(742,258)
Sales and marketing expenses	(4,538)	(59,015)	(339)	(2,066,643)	—	(2,130,535)
General and administrative expenses	(211,596)	(121,547)	(2,084)	(583,583)	511,639	(407,171)
Research and development expenses	(13,279)	(202,495)	—	(28,456)	—	(244,230)

Total operating costs and expenses	(229,413)	(533,514)	(2,423)	(3,270,483)	511,639	(3,524,194)

Operating (loss)/profit	(229,413)	(2,547)	2,096	(234,579)	(31,803)	(496,246)

Equity in loss of subsidiaries and VIEs	(286,022)	(287,649)	—	—	573,671	—

Net (loss)/profit	(663,869)	(288,938)	2,916	(253,807)	539,829	(663,869)

The following table presents condensed consolidating cash flow data for the VIEs and other entities for the years ended presented.

	For the year ended December 31, 2022
	Parent	Primary Beneficiary of VIEs	Other non-VIE subsidiaries	VIEs and their subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Net cash provided by/(used in) operating activities	534,951	(50,520)	(202,462)	483,736	—	765,705
Net cash (used in)/provided by investing activities	(112,500)	252,633	139,584	347,545	(767,081)	(139,819)
Net cash (used in)/provided by financing activities	(57,293)	372,836	181,567	(1,321,648)	767,081	(57,457)

	For the year ended December 31, 2021
	Parent	Primary Beneficiary of VIEs	Other non-VIE subsidiaries	VIEs and their subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Net cash provided by/(used in) operating activities	320,097	154,955	(652,024)	(919,680)	—	(1,096,652)
Net cash (used in)/provided by investing activities	(2,458,126)	(148,189)	(2,228,597)	(99,240)	4,087,254	(846,898)
Net cash provided by/(used in) financing activities	2,128,529	(8,859)	2,678,979	1,408,275	(4,087,254)	2,119,670

	For the year ended December 31, 2020
	Parent	Primary Beneficiary of VIEs	Other non-VIE subsidiaries	VIEs and their subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Net cash (used in)/provided by operating activities	(28)	96,129	(320,677)	(552,532)	—	(777,108)
Net cash (used in)/provided by investing activities	(2,209,098)	(1,419,047)	27,992	(277,521)	2,659,973	(1,217,701)
Net cash provided by/(used in) financing activities	2,048,986	1,904	1,554,995	1,104,978	(2,659,973)	2,050,890

A. Selected Financial Data

The following selected consolidated statements of comprehensive loss data for the years ended December 31, 2020, 2021 and 2022, selected consolidated balance sheet data as of December 31, 2021 and 2022 and selected consolidated cash flow data for the years ended December 31, 2020, 2021 and 2022 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statements of comprehensive loss data for the years ended December 31, 2018 and 2019, selected consolidated balance sheet data as of December 31, 2019 and selected consolidated cash flow data for the years ended December 31, 2018 and 2019 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. You should read this “Selected Financial Data” section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of results expected for future periods.

The following table sets forth a summary of our consolidated statements of comprehensive loss for the years ended December 31, 2018, 2019, 2020, 2021 and 2022.

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Operating revenue, net	238,149	1,510,965	3,027,948	3,205,914	2,801,768	406,218
Operating costs and expenses
Operating costs	(45,932)	(291,310)	(742,258)	(1,054,475)	(1,019,362)	(147,794)
Sales and marketing expenses	(184,943)	(1,056,494)	(2,130,535)	(3,104,769)	(624,478)	(90,541)
General and administrative expenses	(126,242)	(142,995)	(407,171)	(530,522)	(388,651)	(56,349)
Research and development expenses	(69,196)	(214,646)	(244,230)	(378,990)	(291,290)	(42,233)

Total operating costs and expenses	(426,313)	(1,705,445)	(3,524,194)	(5,068,756)	(2,323,781)	(336,917)

Operating (loss)/profit	(188,164)	(194,480)	(496,246)	(1,862,842)	477,987	69,301

Other income/(expenses)

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Interest income	2,428	10,533	26,515	48,662	81,713	11,847
Fair value change of warrant	—	—	(150,685)	—	—	—
Foreign currency exchange gain/(loss)	66	4,152	(1,335)	9,349	4,064	589
Others, net	(1,967)	817	8,052	9,764	66,929	9,704

(Loss)/profit before income tax, and share of results of equity method investee	(187,637)	(178,978)	(613,699)	(1,795,067)	630,693	91,441

Income tax (expense)/benefit	(21,503)	(142,528)	(50,155)	220,987	(22,976)	(3,331)

Share of results of equity method investee	(54)	(29)	(15)	—	—	—

Net (loss)/profit attributable to Waterdrop Inc.	(209,194)	(321,535)	(663,869)	(1,574,080)	607,717	88,110

Deemed dividend on modification on preferred shares	—	—	(67,975)	—	—	—
Deemed dividend upon issuance of warrants	—	—	(90,268)	—	—	—
Preferred shares redemption value accretion	(22,230)	(136,839)	(285,668)	(152,287)	—	—

Net (loss)/profit attributable to ordinary shareholders	(231,424)	(458,374)	(1,107,780)	(1,726,367)	607,717	88,110

Weighted average number of ordinary shares used in computing net loss per share
Basic	839,572,645	1,203,526,000	1,174,583,516	2,990,507,749	3,921,388,720	3,921,388,720
Diluted	839,572,645	1,203,526,000	1,174,583,516	2,990,507,749	4,022,467,160	4,022,467,160
Net (loss)/profit per share attributable to ordinary shareholders
Basic	(0.28)	(0.38)	(0.94)	(0.58)	0.15	0.02
Diluted	(0.28)	(0.38)	(0.94)	(0.58)	0.15	0.02

The following table presents our selected consolidated balance sheet data as of December 31, 2019, 2020, 2021 and 2022.

	As of December 31,
	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	964,476	1,061,962	817,719	1,574,171	228,233
Restricted cash	329,676	261,387	667,664	517,364	75,011
Short-term investments	60,278	1,193,160	1,969,362	2,130,377	308,876
Accounts receivable, net	252,499	539,791	643,843	675,796	97,981
Contract assets	617,688	848,550	593,500	553,676	80,275

Total assets	2,555,906	4,705,055	5,250,599	5,922,223	858,643

Insurance premium payables(1)	320,327	607,326	685,028	516,661	74,909
Deferred revenue(2)	21,670	22,017	803	—	—

	As of December 31,
	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Accrued expenses and other current liabilities(3)	496,530	595,606	498,752	584,123	84,689
Deferred tax liabilities(4)	167,601	225,745	13,551	29,703	4,307

Total liabilities	1,054,394	1,524,743	1,277,173	1,156,095	167,618

Total mezzanine equity	2,207,831	4,837,336	—	—	—

Total shareholders’ (deficit)/equity	(706,319)	(1,657,024)	3,973,426	4,766,128	691,025

Notes:

(1)

Includes amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to us of RMB320.2 million, RMB607.3 million, RMB685.0 million and RMB516.7 million as of December 31, 2019, 2020, 2021 and 2022, respectively.

(2)

Includes amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to us of RMB21.7 million, RMB22.0 million, RMB0.8 million and nil as of December 31, 2019, 2020, 2021 and 2022, respectively.

(3)

Includes amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to us of RMB428.8 million, RMB447.2 million, RMB413.4 million and RMB454.0 million as of December 31, 2019, 2020, 2021 and 2022, respectively.

(4)

Includes amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to us of RMB167.2 million, RMB225.3 million, RMB13.1 million and RMB29.3 million as of December 31, 2019, 2020, 2021 and 2022, respectively.

The following table sets forth our selected consolidated cash flow data for the years ended December 31, 2018, 2019, 2020, 2021 and 2022.

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in)/provided by operating activities	(211,029)	(532,895)	(777,108)	(1,096,652)	765,705	111,017
Net cash provided by/(used in) investing activities	31,988	(45,955)	(1,217,701)	(846,898)	(139,819)	(20,272)
Net cash provided by/(used in) financing activities	362,669	1,472,775	2,050,890	2,119,670	(57,457)	(8,330)
Effect of exchange rate changes on cash and cash equivalents	(1,973)	27,342	(26,884)	(14,086)	37,723	5,469

Net increase in cash and cash equivalents and restricted cash	181,655	921,267	29,197	162,034	606,152	87,884
Total cash and cash equivalents and restricted cash at beginning of year	191,230	372,885	1,294,152	1,323,349	1,485,383	215,360

Total cash and cash equivalents and restricted cash at end of year	372,885	1,294,152	1,323,349	1,485,383	2,091,535	303,244

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

•

We have a history of net losses and negative cash flows from operating activities, and we may not be able to maintain profitability or continue to generate positive cash flows from operating activities in the future.

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

•	Any harm to our brand or reputation may materially and adversely affect our business.

Risks Related to Our Corporate Structure

•

Waterdrop Inc. is a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China primarily through (i) our PRC subsidiaries and (ii) the VIEs, with which we have maintained contractual arrangements. Investors in our ADSs thus are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with the PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” on page 35 for details.

Risks Related to Doing Business in China

•

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations” on page 40 for details.

•

PRC government’s significant authority in regulating our operations and its oversight and control over securities offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs” on page 41 for details.

•

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us” on page 41 for details.

•

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. See the risk factor on page 49 for details.

•

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. See the risk factor on page 51 for details.

•

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See the risk factor on page 51 for details.

Risks Related to Our ADSs

•	The trading price of the ADSs has been and may be volatile, which could result in substantial losses to investors.

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

Risks Related to Our Business and Industry

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

Thirdly, our operation could also be significantly affected by the development of the healthcare industry, an adjacent industry to third-party insurance brokerage and agency and medical crowdfunding industries, in China. Healthcare related business is subject to multiple regulations in China, such as regulations governing pharmacy, distribution of pharmaceutical and healthcare products, healthcare, internet healthcare, clinical trials and insurance claim processing. New laws, regulations and regulatory requirements have been and may continue to be promulgated and implemented from time to time. We face challenges brought by these new laws, regulations and regulatory requirements, as well as significant uncertainties in the interpretation and application thereof. Moreover, there exist uncertainties as to how the regulatory environment might change. Any violation of the relevant laws, rules and regulations may result in penalties and, under certain circumstances, criminal liabilities. Major internet companies or traditional online healthcare service providers in China may start to offer or strengthen their offerings of competing products and services in the healthcare industry, utilizing their large user base and cross-selling advantages. As a result, our business and growth potential could be materially and adversely affected.

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

We have been actively exploring boundaries and synergy values of our business and expanding our services. We started with the mutual aid plan services in May 2016, under which we generated management fee income as an operator of the mutual aid plans, and then launched Waterdrop Medical Crowdfunding in July 2016. We began to distribute insurance products underwritten by insurance carriers in our Waterdrop Insurance Marketplace in May 2017, through which we earn brokerage income. We started to charge service fees for medical crowdfunding services in early 2022. There is no assurance that we could bring in new patients to our Waterdrop Medical Crowdfunding platform at the scale as before if patients alternatively initiate crowdfunding campaigns on other platforms providing free crowdfunding services. See “—If we fail to bring in new patients to and attract more donations on our Waterdrop Medical Crowdfunding platform, our business and results of operations could be adversely affected.” In addition, we may also encounter reputational risks, negative feedback from patients and donors, and regulatory uncertainties as we start charging service fees for medical crowdfunding services. Further, we may also enter into other healthcare related industries under our mission to bring insurance and healthcare service to billions through technology. If our healthcare related products and services do not maintain and drive customers’ engagement or if we fail to provide superior customer experience, we may fail to attract new customers or retain sufficient customers for our healthcare related business. Our healthcare business may become increasingly complex in terms of both business model and scale. Moreover, if we are unable to boost the growth of our healthcare related business and operations, or implement our business strategies successfully, we may discontinue or adjust the relevant business model. Our constantly evolving business model makes it difficult to evaluate the risks and challenges we may encounter.

We face intense competition and could lose market share, which could adversely affect our results of operations.

The third-party insurance brokerage and agency industry in China is intensely competitive. Our current or potential competitors include (i) online third-party brokers and agents such as Ant Group and WeSure; and (ii) offline third-party brokers and agents such as Fanhua and Datong. New competitors may emerge at any time. We also face competition from traditional insurance intermediaries such as bancassurance, tied agency channel of insurance carriers and direct sales channel of insurance carriers.

Additional players may also enter into the rapidly evolving medical crowdfunding space from time to time. We also face intensive competition as more companies tap into the global clinical research and development third-party service market where many market players exist. We also face competition in other healthcare service market as we are exploring healthcare-related business initiatives.

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

We have a history of net losses and negative cash flows from operating activities, and we may not be able to maintain profitability or continue to generate positive cash flows from operating activities in the future.

We incurred net losses and had negative cash flows from operating activities in the past and we may not be able to maintain profitability or continue to achieve positive cash flows from operating activities in the future. We incurred net losses of RMB663.9 million and RMB1,574.1 million, and had a net profit of RMB607.7 million (US$88.1 million) in 2020, 2021 and 2022, respectively. Net cash used in our operating activities was RMB775.8 million, RMB1,096.7 million, and net cash provided by our operating activities was RMB765.7 million (US$111.0 million) in 2020, 2021 and 2022, respectively.

Our operating costs and expenses may increase in the foreseeable future as we continue to grow our business, acquire new users, invest and innovate in our technology infrastructure and further develop our product and service offering and increase brand recognition. Any of these efforts may incur significant capital investment and recurring costs, change our existing revenue and cost structures, and affect our ability to maintain profitability. If we fail to maintain profitability or continue to generate positive cash flows from operating activities, we may have to finance ourselves with equity or debt financing, which may not be available at price term favorable to us or at all.

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

On December 7, 2020, the CBIRC published the Regulatory Measures for Online Insurance Business, or the Regulatory Measures, which became effective on February 1, 2021. Shuidi Insurance Brokerage conducts online insurance brokerage business in the PRC and is subject to the Regulatory Measures. The Regulatory Measures significantly changes regulatory regime for online insurance business in various aspects. For example, the Regulatory Measures requires insurance institutions (including insurance carriers and insurance intermediary service providers, such as insurance brokerage companies and insurance agency companies) to (i) establish internal policies with regard to personnel management, customer information protection and internal control, (ii) enhance compliance management of promotional materials and marketing activities, (iii) meet certain detailed requirements for sales activities, and (iv) protect the information right of consumers by making appropriate disclosure. In particular, the Regulatory Measures requires online insurance transactions being conducted through online interfaces operated by insurance institutions only, and prohibits insurance institutions to set default option for customer and impose any restriction on the cancellation of automatic payment to affect customer’s choice during the sales process of insurance products. The Regulatory Measures does not explicitly allow the entities which are not insurance institutions to conduct marketing activities for online insurance products. The Regulatory Measures prohibits entities which are not insurance institutions from conducting insurance businesses, such as consultation of insurance products, comparison of insurance products, trial calculation of insurance premiums, quotation and comparison of quotations, drafting insurance plans for policyholders, processing insurance application formalities and premium collection.

We currently engage third-party user acquisition channels to attract consumers for the insurance products offered on our platform. If our cooperation with such user acquisition channels is deemed to be in violation of the Regulatory Measures, we may be required to modify our business practice, which may result in reduction in our attraction to consumers. In addition, the Regulatory Measures sets a higher standard for insurance institutions and online industry participants to improve IT infrastructure and cybersecurity protection. For example, insurance institutions engaged in online insurance products sales business shall have IT systems that are certified as Safety Level III Computer Information Systems or above level. It might be costly for us to stay in compliance with the heightened requirements and standards in the Regulatory Measures. According to the Regulatory Measures, we had certain insufficiencies in term of compliance, e.g., deficiency in registration, disclosure, operation and marketing management. The Regulatory Measures sets out a ramp-up process allowing market participants to achieve full compliance in phases until February 1, 2022. As of the date of this annual report, we have taken measures to comply with the requirements in the Regulatory Measures. We, however, cannot assure you that our current business operations will remain fully compliant with the Regulatory Measures at all times, or we will be able to rectify the non-compliance incidents in a timely manner. For details of the Regulatory Measures, see “Item 4. Information on the Company— B. Business Overview—Regulation—Regulations on Internet Insurance Business.”

The regulatory framework in China’s insurance industry is evolving and undergoing significant changes. Further regulatory development may result in additional restrictions on our business operations. We may have to adjust our business practice and operations to comply with the continuously changing regulatory requirements. On October 12, 2021, the CBIRC published the Circular on Further Regulating Certain Issues on Internet Life Insurance Business, or the CBIRC Circular 108. The CBIRC Circular 108 requires that the premium of certain short-term (i.e., less than one year) insurance products, such as accident insurance and health insurance, shall be paid in equal installments. We used to provide our consumers the option of monthly payments and the first month payment of premium of certain insurance products is typically lower than subsequent installments. We were subject to administrative penalties imposed by the CBIRC in connection with such past non-compliance incident in November 2021. As of the date of this annual report, we have adjusted the payment regime and are in compliance with the CBIRC Circular 108. The adjustment of such payment regime may have resulted in reduction in our attractiveness to potential consumers. The CBIRC Circular 108 also provides the upper limit for the predetermined fee rate and average supplemental fee rate for certain insurance products, which may affect the amount of insurance brokerage commission we charge on the relevant insurance products and adversely affect our financial condition. In addition, pursuant to the CBIRC Circular 108, insurance intermediary institutions that conduct the sales of ordinary life insurance products (excluding fixed term life insurance) and annuity insurance products longer than ten-year term shall meet certain conditions, including, among others, having not received any material administrative penalty or regulatory actions imposed or taken by any governmental authorities over the last twelve months. We have been, and may from time to time in the future be, subject to administrative penalties imposed by the relevant authorities under PRC laws. For example, Shuidi Insurance Brokerage was subject to administrative penalties imposed by the local counterpart of the CBIRC in recent years due to certain non-compliance incidents identified in its past business operations, including failure to provide legally required disclosure on our platform to our consumers, and inaccurate or incomplete information of insurance products on our platform in our past practice, responding to customers’ inquiries on insurance products without prior customer consent, conducting insurance brokerage business in areas where it did not have branches, and not completing practice registration for some insurance brokerage personnel. Although these administrative penalties do not constitute material administrative penalties as defined in the CBIRC Circular 108, we would be restricted from selling such insurance products under the CBIRC Circular 108 if we are imposed with material administrative penalty imposed by PRC governmental authorities. As the CBIRC Circular 108 is newly issued, it remains uncertain as to how the circular will be implemented and whether the circular will have a material impact on our business, financial conditions, result of operations and prospects. The attention of our management team could be diverted to these efforts to cope with an evolving regulatory or competitive environment. Meanwhile, staying compliant with the restriction may result in limitation to our business scope, limitation to our product and service offerings, and reduction in our attraction to consumers. As a result, our business and results of operations might be materially and adversely affected.

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

Moreover, we have from time to time been subject, and are likely again in the future to be subject to PRC regulatory inquiries, inspections and investigations. If any non-compliance incidents in our business operation are identified, we may be required to take certain rectification measures in accordance with applicable laws and regulations, or we may be subject to other regulatory actions such as administrative penalties. For example, we were identified non-compliance incidents with respect to conducting insurance business in areas where we do not have branches. We are in the process of rectifying relevant non-compliance incidents that we are aware of under the changing regulatory environment. In February 2022, the local counterpart of the CBIRC identified certain non-compliance incidents in our business operation and internal control after conducting inspections on us, including failure to disclose information of our insurance brokerage personnel when conducting internet insurance marketing activities in accordance with applicable laws and failure to take effective measures to protect rights of consumers required by relevant laws. We were required to rectify such non-compliance incidents within the prescribed time period. In June 2022, we were imposed an administrative penalty for certain non-compliance incidents identified in the inspections. As of the date of this annual report, we have rectified such non-compliance incidents identified in the inspections. However, we cannot assure you that we will be able to fully rectify all non-compliance incidents in a timely manner or fully satisfy the regulatory requirements, or we will not be subject to any future regulatory reviews and inspections where other non-compliance incidents might be identified, which might materially and adversely affect our business, financial condition, results of operations and prospects.

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

The practice of insurance intermediary personnel is strictly regulated under the PRC laws and regulations. Personnel who engage in insurance brokerage activities are required to be registered with the insurance intermediary regulatory information system of the CBIRC. Insurance brokerage companies that engage in unregistered personnel may be subject to warnings, fines and other penalties by regulatory authorities. On March 12, 2019, the CBIRC issued the Notice for Professional Insurance Intermediaries to Conduct the Verification of Insurance Practitioners’ Practice Registration, requiring that all insurance intermediary institutions to complete the registration for their personnel with the local branches where such personnel are practicing and to complete self-check and verification of the registration of all of the registered personnel by July 31, 2019. Some of our insurance brokerage personnel were found being registered with Shuidi Insurance Brokerage rather than its branches where such personnel were practicing. We have been subject to administrative penalties for failure to complete practice registration for our insurance brokerage personnel. As of the date of this annual report, we have rectified the identified non-compliance matter related to registration for some of our insurance brokerage personnel. We cannot assure you that we will be able to complete the registration for all of our insurance brokerage personnel in a timely manner due to the increasing number of our insurance brokerage personnel, or that the relevant regulatory authorities would not retrospectively find deficiency in the registration of these personnel and subject us to penalties. Furthermore, the personnel can only practice within the scope specified by the insurance brokerage company that he/she is registered with. We have implemented policies to ensure our insurance brokerage personnel to practice in compliance with the relevant PRC regulations. Nevertheless, there can be no assurance that all of such personnel will not practice outside the scope specified by us, or that such personnel will strictly abide by these policies or take their responsibilities under the applicable laws and regulations in connection with insurance brokerage services, which may subject to fines and other administrative proceedings.

Our historical growth rate may not be indicative of our future performance and if we fail to effectively manage our growth, our business, financial condition and results of operations could be adversely affected.

We used to achieve rapid growth since our inception, particularly in terms of the number of insurance consumers, the FYP generated through us, and cumulative fund we help patients raise. However, in 2022, we experience a decrease in FYP and revenue as well as new users on our Waterdrop Insurance Marketplace. There is no assurance that we will be able to resume or maintain our historical growth rates in future periods. If our growth rates continue to slow or decline, investors’ perceptions of our business and prospects may be adversely affected and the market price of our ADSs could decline.

We cannot assure you that we will be able to effectively manage the future growth of our rapidly evolving business. We started with the mutual aid plan services in May 2016, under which we generate management fee income as an operator of the mutual aid plans, and then launched Waterdrop Medical Crowdfunding in July 2016. We began to distribute insurance products underwritten by insurance carriers in our Waterdrop Insurance Marketplace in May 2017, through which we earn brokerage income, and we had experienced significant business growth in the past. However, due to the uncertainty of the macroeconomy, industry and regulatory conditions, we expect our FYP and revenue from the insurance business may decline in the foreseeable future. We have also proactively adjusted our customer acquisition strategy to reduce reliance on third-party user acquisition channels, which leads to the decrease in the number of new users on our Waterdrop Insurance Marketplace and in turn negatively affects the amount of our FYP and revenue as well. While we plan to further expand user coverage and engagement to improve mindshare, penetrate further into the insurance value chain with strategic partners, invest in data analysis and technology infrastructure and deepen partnership with medical institutions to build up health ecosystem, we cannot assure you that our growth initiatives will succeed. In addition, we are proactively seeking innovative opportunities in healthcare industry. For instance, we have developed a digital platform, E-Find Patient Recruitment, for patients recruitment since late 2021. In 2022, we successfully enrolled more than 2,800 patients in over 400 clinical trials. However, there is no assurance that the we will be able to continue to boost the growth of our healthcare related business and operations.

Any harm to our brand or reputation may materially and adversely affect our business.

The brand recognition and reputation of our “Waterdrop” or “Shuidi” brand and the successful maintenance and enhancement of our brand and reputation have contributed and will continue to contribute significantly to our success and growth.

Any negative perception and publicity, whether or not justified, such as complaints and accidents in relation to user experience or quality of services, including inappropriate behavior of the crowdfunding consultants, customer service staff, sales personnel, agents and other related personnel, could tarnish our reputation and reduce the value of our brand. Further, our competitors may fabricate complaints or negative publicity about us for the purpose of vicious competition. With the increased use of social network, adverse publicity can be disseminated quickly and broadly, making it increasingly difficult for us to respond and mitigate effectively.

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

Our Waterdrop Insurance Marketplace business may be negatively affected if the insurance carriers on our platform do not continue their relationship with us or if their operations fail

Our relationship with insurance carriers is crucial to our success. We generate a substantial portion of our revenues from commission fees paid by insurance carriers. Certain insurance carriers have accounted for a significant portion of our revenues in the past. For example, each of Anxin Insurance, China Taiping Insurance, Hongkang Life Insurance, and China Pingan Insurance have, in one or more of the past three fiscal years accounted for over 10% of our total operating revenue. If one or more of them fail to make payments to us, the settlement of our accounts receivable and financial position would be materially and adversely affected. While we continually seek to diversify insurance carriers on our platform, there can be no assurance that the concentration will decrease.

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

As the consumers’ awareness for health protection and insurance products in China were still substantially lower than in developed countries, many insurance consumers on our platform start with purchases of short-term protection products. We began to offer long-term health and life insurance products in the end of 2018, and we have been endeavoring to raise consumer awareness, and demonstrate the value and importance of long-term health and life insurance, through our interactions with them. The FYP of long-term health and life insurance products generated through us decreased from RMB2,646.1 million in 2021 to RMB1,983.1 million in 2022. The decreasing sales of long-term health and life insurance products is primarily because we proactively adjusted our operational model and placed more emphasis on growth quality. The COVID-19 resurgence in 2022 led to a decline in consumer spending, which also resulted in the decrease in the sales of long-term health and life insurance products. If we fail to migrate our insurance consumers to long-term health and life insurance products, our results of operation may be adversely affected.

If we fail to bring in new patients to and attract more donations on our Waterdrop Medical Crowdfunding platform, our business and results of operations could be adversely affected

We mainly rely on our offline crowdfunding consultants to bring in new patients and rely on social network link sharing practice to reach potential donors. The success of our Waterdrop Medical Crowdfunding platform largely depends on our ability to bring in new patients to and attract more donations on our platform. We must continue to help patients efficiently launch crowdfunding campaigns and withdraw the funds raised for medical treatments. The number of donors and amount of fund raised largely depend on the wide dissemination starting from the patients’ relatives, friends and acquaintances, and expansion of outreach through the social network, which may be beyond our control. If we fail to bring in new patients to or attract more donations on our Waterdrop Medical Crowdfunding platform, our business, financial condition and results of operations will be adversely affected.

Our offline crowdfunding consultancy at hospitals by crowdfunding consultants may be restricted or banned

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

Although we have implemented various measures to detect and reduce the occurrence of fraudulent activities on our platform, there can be no assurance that these measures will be effective in combating fraudulent transactions. In addition, illegal, fraudulent or collusive activities by our employees, crowdfunding consultants or third-party agents could also subject us to liability and negative publicity. Any illegal, fraudulent or collusive activity could severely damage our brand and reputation as an operator of a trusted online platform, which could adversely affect our business.

If we fail to bring in and retain new consumers and increase engagement of existing users on our Waterdrop Insurance Marketplace platform, our business and results of operations could be adversely affected

Our future growth depends on our ability to continue to bring in and retain consumers and increase engagement of existing consumers on our Waterdrop Insurance Marketplace platform. We may not be able to locate or have access to sufficient number of new consumers. In addition, we must stay abreast of emerging user preferences and product trends that will appeal to existing and potential participants and consumers. Our platforms make personalized recommendations of and insurance products to users based on their needs, and offer a comprehensive suite of services to ensure a smooth and efficient experience. For users on our insurance marketplace, we also develop insurance products in cooperation with insurance carriers to meet their evolving needs. Our ability to provide these products and services is dependent on our expertise and our data analytical capabilities. However, there is no assurance that the products and services that we offer will cater to the needs of potential or existing users, sustain for a period of time that we expect them to, or be welcomed or accepted by the market at all. If we cannot acquire new users or if users cannot find their desired insurance products on our platform at attractive prices and terms, or if they find their experience with us dissatisfactory, they may use our products and services less, or not at all, lose trust in us, terminate their memberships, surrender their existing policies and turn to other platforms, which in turn may materially and adversely affect our business, financial condition and results of operations.

We may have difficulty in recruiting patients for our clinical trials. If our dropout rate is higher than anticipated, clinical trial results may be adversely affected, which in turn may have a material and adverse impact on our patient recruitment business. Also, clinical trial patient recruitment services are subject to risks of customer needs, data compliance and regulatory review or changes, which could adversely affect our reputation, business, financial condition, results of operations and prospects.

We launched our clinical trial patient recruitment services in December 2021. We have developed the digital platform, E-Find, to help pharmaceutical companies find matches for clinical trials. People in need, mostly patients, can have access to investigational drugs and frontier innovative therapies through E-Find. Identifying, screening and enrolling patients to participate in clinical trials is critical to the success of such new business as well, and we may not be able to identify, recruit and enroll a sufficient number of patients with the required or desired characteristics to complete the clinical trials in a timely manner. We may have difficulty enrolling patients, for example, if the competitors of the pharmaceutical companies we cooperate with have ongoing clinical trials for similar products and the patients who would otherwise be eligible for our clinical trials instead enroll in the competitors’ clinical trials.

Our patient recruitment businesses are also subject to privacy protection and data compliance risks. Before patients enroll in clinical trials, we collect and maintain medical data, treatment records and other personal data. We are subject to relevant privacy laws and regulations. Although we have taken measures to maintain the confidentiality of medical records and personal data of patients prior to enrolling in clinical trials so that they cannot be accessed without proper authorization, we cannot assure you that such measures are effective in ensuring our compliance with relevant laws and regulations, or that we are able to prevent the enrollees’ private or medical records being divulged without their consent. For example, our information technology systems may be hacked, and personal data could leak due to theft or misuse of personal information arising from misconduct or negligence, leading to disclosure. In addition, the clinical trials are conducted by third-party biopharmaceutical and biotechnology companies that we cooperate with, and we cannot ensure that their professionals involved in the clinical trials will always comply with our data privacy measures. Furthermore, any changes in relevant laws and regulations may affect our ability to use medical data and subject us to liability for the use of such data for previously permitted purposes. Any failure to protect the confidentiality of the medical records and personal data of patients or any restrictions on our use of medical data or any liability arising therefrom could materially and adversely affect our business, financial condition and results of operations. If our relationship with hospitals worsens, the patient recruitment consultants may be banned from entering the hospitals or patients’ wards, which may materially affect our offline patient recruitment consultancy of our business.

We may also experience enrollment delays related to increased or unforeseen regulatory, legal and logistical requirements at certain clinical trial sites. Prolonged regulatory review and contractual discussions with individual clinical trial sites may cause such delays. Any delays in planned clinical trials could result in increased costs, delays in advancing the product candidates of the pharmaceutical companies we cooperate with and testing the effectiveness of product candidates or in termination of the clinical trials altogether, which in turn may have a material and adverse impact on our patient recruitment business.

Our patient service and CRO service businesses are subject to risks of customer needs, industry trends, trade secrets, and regulatory review or changes, which could adversely affect our reputation, business, financial condition, results of operations and prospects.

We are exploring our patient service and CRO service businesses, which are still in an early stage and the success of which may be affected by various factors. Further, in face of rapid changing opportunities, we may explore other pharmaceutical business such as CSO service business. We believe that these new business will provides us long-term growth opportunities. However, we cannot assure you that we will always be able to deliver the quality of services that meets our users’ standards and evolving needs. As we continue to explore new ways to provide better and more comprehensive patient management services covering the full life cycle of patients with critical illness, we may make material mistakes that could negatively impact or obviate the usefulness of results of our services, which could adversely affect our reputation, business, financial condition, results of operations and prospects.

In addition, there can be no assurance that the industries we plan to enter into, such as CRO, patient service or CSO industries, will continue to grow at the rates we expect. Any slowdown or reversal of any of these trends could materially and adversely affect demand for our services. Furthermore, government agencies and industry regulatory bodies may impose strict rules, regulations or industry standards on relating to medical consultation and illness management service. The services we provide to our users are subject to and must comply with various applicable legal and regulatory requirements. Any adverse findings by such regulatory authorities or other regulatory or legal noncompliance may result in severe penalties against us. In addition, regulatory authorities may change the laws and regulations from time to time. As a result, our existing compliance procedures may not be adequate for new legal and regulatory requirements, and we may need to incur additional compliance costs and become exposed to negative findings from relevant government authorities.

Regulatory actions, legal proceedings and customer complaints against us could harm our reputation and have a material adverse effect on our business, results of operations, financial condition and prospects.

We were involved in litigations and other disputes in the ordinary course of our business, which include lawsuits, arbitration, regulatory proceedings and other disputes relating to our business. Along with growth and expansion of our business, we may be involved in litigations, regulatory proceedings and other disputes arising outside the ordinary course of our business. Such litigations and disputes may result in claims for actual damages, freezing of our assets, diversion of our management’s attention and reputational damage to us and our management, as well as legal proceedings against our directors, officers or employees, and the probability and amount of liability, if any, may remain unknown for long periods of time. Given the uncertainty, complexity and scope of many of these litigation matters, their outcome generally cannot be predicted with any reasonable degree of certainty. Therefore, our reserves for such matters may be inadequate. Moreover, even if we eventually prevail in these matters, we could incur significant legal fees or suffer significant reputational harm, or we may be unable to enforce the prevailing judgement.

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

In March 2021, we ceased the operation of our Waterdrop Mutual Aid platform in order to focus on our core businesses and offer enhanced protection to our users. We have offered to migrate all mutual aid participants as insurance policyholders of our Waterdrop Insurance Marketplace service. In connection with this change, we will voluntarily cover mutual aid participants’ medical expenses arising from medical conditions diagnosed by March 31, 2021 that would have been covered by the ceased mutual aid plan, subject to certain procedural requirements and eligibility criteria, and in addition offered a one-year complementary health insurance policy to each participant with a similar coverage as the participant’s original mutual aid plan. Despite our good intention, participants of mutual aid programs or general public may view our action as adversely affecting their actual or expected interests, which may in turn harm our reputation. In the worst-case scenario, participants may choose to bring complaints and lawsuits against us. Although we were contractually permitted to terminate the mutual aid plans any time in our discretion, lawsuits may nevertheless be time-consuming and costly, and distract our management’s attention.

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

Some of our shareholders also offer products and services competing with ours. For example, WeSure, Tencent’s online insurance brokerage platform offers online insurance distribution services as we do. As of March 31, 2023, Tencent beneficially owns 21.7% of our ordinary shares, based on the information contained in the Schedule 13D jointly filed by Tencent Holdings Limited and others with the SEC on May 17, 2021. Internet conglomerates in China, such as Tencent and Meituan, have strong technological capabilities, and may independently develop more products and services competing with ours in the future. If competition between us and our shareholders becomes more intense in the future or they cease to cooperate with or provide support to us, our business and results of operations may be materially and adversely affected.

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

The satisfactory performance, reliability and availability of our technology systems are critical to our success. We rely on our scalable technology infrastructure and corresponding mobile apps, Weixin Official Accounts and Mini Programs connecting our network with those of our various platform users. However, our technology systems or infrastructure may not function properly at all times. We may be unable to monitor and ensure high-quality maintenance and upgrade of our technology systems and infrastructure, and users may experience service outages and delays in accessing and using our platforms as we seek to source additional capacity. For instance, our medical crowdfunding needs constant calculation of amounts donated by donors and distributed to patients and our mutual aid businesses need constant calculation about the payouts to and allocated payout amounts from mutual aid participants, which may require additional capacity as our businesses further scale.

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

Our platform stores and processes certain personal and other sensitive data provided by users on our platforms, and we make certain personal information provided by the user or third-party data providers available to banks or insurance carriers with user consent. Personally identifiable and other confidential information is increasingly subject to legislation and regulations in China and numerous foreign jurisdictions. The PRC government authorities have enacted a series of laws and regulations relating to the protection of privacy and personal information, under which internet service providers and other network operators are required to clearly indicate the purposes, methods and scope of any information collection and usage, to obtain appropriate user consent and to establish user information protection systems with appropriate remedial measures. However, this regulatory framework for privacy issues in China and worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. For example, on August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection. Our mobile apps and websites only collect basic user personal information that is necessary to provide the corresponding services. We do not collect any sensitive personal information or other excessive personal information that is not related to the corresponding services. We update our privacy policies from time to time to meet the latest regulatory requirements of the governmental authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law raises the protection requirements for processing personal information, and many specific requirements of the Personal Information Protection Law remain to be clarified by governmental authorities and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations. See “Item 4. Information on the Company— B. Business Overview—Regulation.”

In addition, regulatory requirements on cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations or significant changes. PRC regulators have been increasingly focused on regulation in the areas of cybersecurity and data protection in recent years. For example, on June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect in September 2021. The Data Security Law, among others, provides for a security review procedure for the data activities that may affect national security. On December 28, 2021, the Cyberspace Administration of China, or the CAC, the National Development and Reform Commission, or the NDRC, the Ministry of Industry and Information Technology, or the MIIT, and several other PRC governmental authorities jointly issued the Cybersecurity Review Measures, which provide that critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulate that network platform operators holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before public offering at a foreign stock exchange. However, given the Cybersecurity Review Measures were relatively new, there are substantial uncertainties as to the interpretation, application and enforcement of the Cybersecurity Review Measures.

Furthermore, on November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations, and accepted public comments until December 13, 2021. The Draft Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) the listing of data processors in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. However, there have been no clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security.” See “Item 4. Information on the Company— B. Business Overview—Regulation.” As of the date of this annual report, the Draft Regulations were released for public comment only, and its provisions and the anticipated adoption or effective date may be subject to change with substantial uncertainty. The Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States, such as us. We cannot predict the impact of the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the enacted versions of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis. However, if we are not able to comply with the cybersecurity and network data security requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations. In addition to the cybersecurity review, the Draft Regulations requires that data processors processing “important data” or listed overseas shall conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. If a final version of the Draft Regulations is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing.

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

We highly rely on our data in every step of our business, in particular, the entire insurance value chain, including research and co-design of insurance products, risk management, claim settlement, and policy holder services. We also rely on our data in the development and operation of medical crowdfunding and healthcare business. We currently also use external data sources for our business analysis, which can become unavailable due to regulatory restrictions or other reasons.

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

We are exposed to the risk of misconduct by third-party user acquisition channel partners, outsourced customer service personnel or other ecosystem participant and/or business partners to interact with users and provide various services. Misconduct could include making misrepresentations when marketing insurance products to users, recommending mutual aid plans, hiding or falsifying material information in relation to insurance contracts and mutual aid plans terms, colluding with applicants, insureds, or beneficiaries to obtain insurance or mutual aid benefits, failing to disclose legally required information to users, engaging in false claims or otherwise not complying with laws and regulations or our internal policies or procedures. Any of the aforementioned misconducts by parties we cooperate with may cause potential liabilities on us, and further subject us to regulatory actions and penalties. If any third parties that are important to our operations are sanctioned by regulatory actions, our business operations will be disrupted or otherwise negatively affected.

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

Our business has benefited from our collaboration with Tencent, one of our principal shareholders, and we expect to continue to be leverage our collaboration with Tencent in the foreseeable future. As of March 31, 2023, Tencent holds approximately 21.7% equity interests of our company, based on the information contained in the Schedule 13D jointly filed by Tencent Holdings Limited and others with the SEC on May 17, 2021.

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

In addition, we also operate our business through our Weixin Official Accounts and Mini Programs. Users may access our products or services through Weixin Mini Programs operated by us. Furthermore, there are links embedded in the publications on our Weixin Official Accounts or Mini Programs which will direct the users to download or launch our Apps. If our Weixin Official Accounts or Mini Programs cannot work due to service shutdown or the links directing to our own Apps are not available, our users may not be able to use or easily access our products or services.

We cannot assure you that we will be able to maintain the current level of cooperation with Tencent in the future. If our collaborative relationship with Tencent, particularly regarding the Weixin-based link sharing practice, is terminated or curtailed, or if any of the commercial terms between us and Tencent are revised, or if our products and services cannot be adequately or continue to be promoted by Tencent for any reason, our ability to operate our business may be impaired and we may, in the worst-case scenario, completely lose our ability to conduct links sharing practice, operate our Weixin Official Accounts and Mini Programs or promote our business on Tencent platforms. In addition, Tencent may invest in our direct or indirect competitors, and may devote resources or attention to the other companies it has an interest in.

Our success depends on the continuing efforts of our senior management and key employees.

Our future success is significantly dependent upon the continued service of our senior management and other key employees. If we lose their service, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new staff, which could severely disrupt our business and growth. Our founder and chief executive officer, Dr. Peng Shen, and other management members are critical to our vision, strategic direction, culture and overall business success. If there is any internal organizational structure change or change in responsibilities for our management or key personnel, or if one or more of our senior management members were unable or unwilling to continue in their present positions, the operation of our business and our business prospects may be adversely affected. Our employees, including members of our management, may choose to pursue other opportunities. If we are unable to motivate or retain key employees, our business may be severely disrupted and our prospects could suffer. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that our management members would not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may not be able to enforce them at all.

If we are unable to recruit, train and retain talents, our business may be materially and adversely affected

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

We are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the rules and regulations of the New York Stock Exchange, or the NYSE. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting.

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

The material weakness that was identified related to our lack of sufficient skilled staff with appropriate knowledge of U.S. GAAP for the purpose of financial reporting and our lack of formal accounting policies and procedures manual to ensure proper financial reporting to comply with U.S. GAAP and the requirements of the Securities and Exchange Commission, or the SEC. Following the identification of the material weakness, we had taken measures to remediate these control deficiencies and the material weakness had been fully remedied as of December 31, 2021. See “Item 15. Controls and Procedures—Internal Control Over Financial Reporting.” As of December 31, 2022, we did not identify any material weakness in our internal controls over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2022. In the future we may determine that we have additional material weaknesses, or our independent registered public accounting firm may disagree with our management assessment of the effectiveness of our internal controls.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to produce timely and accurate financial statements and may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If that were to happen, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could lead to a decline in the market price of our ADSs and we could be subject to sanctions or investigations by the NYSE, SEC or other regulatory authorities. We may also be required to restate our financial statements for prior periods.

We have granted and may continue to grant awards under our share incentive plans.

We adopted our 2018 Share Incentive Plan, as amended and restated, which we refer to as the 2018 Plan, and our 2021 Share Incentive Plan, as amended and restated, which we refer to as the 2021 Plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to secure and retain the services of eligible award recipients and to provide incentives for such persons to exert maximum efforts for our success. We recognize expenses in our consolidated financial statements in accordance with U.S. GAAP. Under the 2018 Plan and the 2021 Plan, we are authorized to grant options, restricted shares, restricted share units and other types of share awards. As of March 31, 2023, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the 2018 Plan is 384,159,746 Class A ordinary shares, and we have outstanding options with respect to 179,687,380 Class A ordinary shares and outstanding restricted share units with respect to 90,509,970 Class A ordinary shares granted to our employees, directors and consultants under the 2018 Plan. As of March 31, 2023, the maximum aggregate number of Class A ordinary shares that may be issued pursuant to all awards under the 2021 Plan is 237,563,446 Class A ordinary shares, and no award has been granted under the 2021 Plan. We expect to incur substantial share-based compensation expenses in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. Further, we may re-evaluate the vesting schedules, lock-up period, exercise price or other key terms applicable to the grants under our equity incentive plan from time to time. If we choose to do so, we may experience substantial change in our share-based compensation charges in the future reporting periods. For further information on our equity incentive plan and information on our recognition of related expenses, please see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Our business has been and may continue to be adversely affected by the outbreak of COVID-19.

The COVID-19 pandemic has already adversely affected our business. COVID-19 caused temporary closures of our offices and implementation of short-term measures for employees to work remotely from home in our headquarter and other offices, which resulted in decreased productivity of our workforce. Our operating efficiency and capacity may be adversely affected by the COVID-19 pandemic mainly due to the necessity to comply with disease control protocols in business facilities and hospitals. In 2022, there has been an increasing number of COVID-19 cases, including the COVID-19 Delta and Omicron variant cases, in multiple cities in China. In addition, the highly transmissible Delta and Omicron variants of COVID-19 have caused authorities in various countries to reimpose restrictions such as mask mandates, curfews and prohibitions on large gatherings. COVID-19 prevention and control measured imposed on the hospitals to certain extent adversely impacted the leads-sourcing activities in our crowdfunding business and patient recruitment business. China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022. There were surges of cases in many cities during this time which caused disruption to our operation, and there remains uncertainty as to the future impact of the virus, especially in light of this change in policy. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. China may experience lower domestic consumption, higher unemployment, severe disruptions to exporting of goods to other countries and greater economic uncertainty, which may impact our business in a materially negative way. Insurance carriers, user acquisition channels and other business partners will need time to recover from the economic effects of the pandemic even after business conditions begin to return to normal. Consequently, the COVID-19 pandemic may continue to materially and adversely affect our business, financial condition and results of operations in the current and future years. The global spread of COVID-19 pandemic in major countries of the world may also result in global economic distress, and the extent to which it may affect our results of operations will depend on future developments of the COVID-19 pandemic, which are highly uncertain and difficult to predict. There may be potential impacts on our results of operations if the pandemic and the resulting disruption were to extend over a prolonged period.

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

COVID-19 has had a severe and negative impact on the Chinese and the global economy since 2020. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including problems that may arise from the unwinding of those policies. The Federal Reserve has signaled its intention to raise interest rates in the United States. Recently, the Russia-Ukraine conflict has caused, and continues to intensify, significant geopolitical tensions in Europe and across the world. This conflict and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China primarily through (i) our PRC subsidiaries and (ii) the VIEs, with which we have maintained contractual arrangements. Holders of our ADSs thus are not holding equity interest in our operating entities in China but instead are holding equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with the PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIE which contributes to 99.6% of our revenues in 2022. Our holding company in the Cayman Islands, the VIEs and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group.

Foreign investment in the value-added telecommunication services industry and insurance industry in China is extensively regulated and subject to stringent requirements. Specifically, foreign ownership of a value-added telecommunication service provider may not exceed 50% (except for e-commerce, domestic multi-party communication, storage and forwarding classes and call centers) under the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition), which is jointly promulgated by the NDRC and the Ministry of Commerce and became effective on January 1, 2022. Accordingly, none of our wholly-owned PRC subsidiaries is eligible to provide value-added telecommunication services, insurance brokerage services or insurance agency services in China under PRC laws. To comply with the applicable PRC laws and regulations, we conduct such business through the VIEs and their subsidiaries, including Zongqing Xiangqian and Shuidi Insurance Brokerage. As of the date of this annual report, Zongqing Xiangqian and certain subsidiaries of Zongqing Xiangqian hold the ICP Licenses. Shuidi Insurance Brokerage holds the Insurance Intermediary License issued by the CBIRC, which allows it to conduct insurance brokerage business in China. Shuidi Insurance Brokerage also holds an ICP License. In addition, Tairui Insurance Agency Co., Ltd. holds the Insurance Intermediary License issued by the CBIRC, which allows it to conduct insurance agency business in China. Our WFOE, Waterdrop Technology, has entered into a series of contractual arrangements with the VIEs and their shareholders, which enable us to:

•	exercise effective control over the VIEs;

•	receive substantially all of the economic benefits and bear the obligation to absorb substantially all of the losses of the VIEs; and

•	have an exclusive option to purchase all or part of the equity interests and assets in the VIEs when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we have control over and are the primary beneficiary of the VIEs and hence consolidate financial results of the VIEs and its subsidiaries into our consolidated financial statements under U.S. GAAP. For a detailed discussion of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

In the opinion of our PRC legal counsel, Han Kun Law Offices, as of the date of this annual report, (i) the ownership structures of our WFOE and the VIEs in China, currently are not in violation of any explicit provisions of PRC laws and regulations currently in effect; and (ii) the agreements under the contractual arrangements between our WFOE, the VIEs and their shareholders governed by PRC law are valid, binding and enforceable against each party thereto in accordance with their terms.

However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. The PRC regulatory authorities may take a view contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structure will be adopted or if adopted, what they would provide. For example, on February 17, 2023, the CSRC issued the Overseas Listing Regulations and five supporting guidelines, which was aimed to regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. Companies in China that seek to offer and list securities in overseas markets, in direct or indirect means, are required to fulfill the filing procedures with the CSRC and submit relevant information. At the press conference in relation to the promulgation of the Overseas Listing Regulations on February 17, 2023, the CSRC officials clarified that, as for companies seeking overseas offering and listing with VIE structures and applying to file with the CSRC, the CSRC will solicit opinions from relevant PRC regulatory authorities and proceed with the filing of the overseas listing of such companies if such companies duly meet the compliance requirements. If we fail to complete the filing with the CSRC in a timely manner, or at all, for our further capital raising activities, which are subject to filing requirements under the Overseas Listing Regulations, due to our VIE structure, we may be required to unwind the VIEs or adjust our business operations to meet the filing requirements and our ability to raise or utilize funds could be materially and adversely affected. However, as the Overseas Listing Regulations was recently promulgated, it remains uncertain as to its interpretation, implementation and enforcement, in particular, for companies with VIE structures, and there also remain uncertainties how they will affect our operations in China and our future capital-raising activities. If the ownership structures, contractual arrangements and business of our company, our PRC subsidiaries, the VIEs or subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals to operate our business, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

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

If we had direct ownership of the VIEs in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their shareholders of their obligations under the contracts to exercise control over the VIEs. The shareholders of the VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.”

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

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business may be negatively affected.

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

Although under our current contractual arrangements, (i) each of the spouses of Dr. Peng Shen, Mr. Guang Yang, Mr. Wei Ran and Ms. Nian Liu has respectively executed a spousal consent letter, under which each spouse agrees that she/he will not raise any claims against the equity interest, and will take every action to ensure the performance of the contractual arrangements, and (ii) the VIEs and their shareholders shall not assign any of their respective rights or obligations to any third party without the prior written consent of our WFOE, we cannot assure you that these undertakings and arrangements will be complied with or effectively enforced. In the case any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract our management’s attention and subject us to substantial uncertainties as to the outcome of any such legal proceedings.

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

On March 15, 2019, the National People’s Congress promulgated the PRC Foreign Investment Law, which took effect on January 1, 2020. On December 26, 2019, the PRC State Council approved the Implementation Rules of Foreign Investment Law, which came into effect on January 1, 2020. Since the Foreign Investment Law and its implementation rules are relatively new, substantially uncertainties exist in relation to its interpretation and implementation. The Foreign Investment law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the PRC State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the PRC State Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and if yes, how our contractual arrangements should be dealt with.

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

Pursuant to the contractual arrangements, our WFOE has the irrevocable and exclusive right to purchase all or any part of the relevant equity interest in the VIEs from the VIEs’ shareholders at any time and from time to time in their absolute discretion to the extent permitted by PRC laws. The consideration our WFOE pays for such purchases will be a nominal price or the lowest price as permitted under applicable PRC laws or an amount equal to the registered capital contributed by the relevant shareholder. This equity transfer may be subject to approvals from, filings with, or reporting to competent PRC authorities, such as the Ministry of Commerce, the MIIT, the State Administration of Market Regulation, and/or their local competent branches. In addition, the equity transfer price may be subject to review and tax adjustment by the relevant tax authorities.

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

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since the PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to predict the outcome of a judicial or administrative proceeding. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

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

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in March 2018, the PRC State Council announced the establishment of a new department, the Office of the Central Cyberspace Affairs Commission (with the involvement of the PRC State Council Information Office, the MIIT, and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry, and the National Computer Network and Information Security Management Center was adjusted to be managed by the Office of the Central Cyberspace Affairs Commission Office instead of the MIIT. In March 2023, the PRC State Council announced to establish the National Data Bureau, which will be responsible for certain matters that are currently regulated by the Central Cyberspace Affairs Commission and the NDRC, such as coordinating the sharing and development of the national data resources.

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

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. The Confidentiality and Archives Management Provisions, which became effective on March 31, 2023, provides that the investigation and evidence collection in relation to the oversea securities offering and listing of the PRC domestic companies by the overseas securities regulatory authorities and relevant authorities shall be conducted through the cross-border cooperation mechanism for supervision and administration and the domestic companies in China shall obtain the prior consent from the CSRC or relevant authorities before cooperating with such overseas securities regulatory authorities or relevant authorities in connection with relevant inspections or investigations or providing relevant documents to such overseas securities regulatory authorities or relevant authorities. The inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “—Risks Related to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. In February 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non PRC Resident Enterprises, or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Bulletin 7 also introduced safe harbors for internal group restructurings and the purchase and sale of equity securities through a public securities market. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or the Bulletin 37, which came into effect on December 1, 2017. The Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

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

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established complex procedures and requirements for some acquisitions of Chinese companies by foreign investors, including requirements in some instances that the Ministry of Commerce, be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the PRC National People’s Congress, which was promulgated on August 1, 2008 and most recently amended on June 24, 2022 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the Ministry of Commerce before they can be completed. The Anti-Monopoly Law, which was amended in June 2022 increases the fines for illegal concentration of business operators to no more than ten percent of its last year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competitions, or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition. It also provides that the relevant authorities shall investigate a transaction where there is any evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold. On February 7, 2021, the Anti-Monopoly Committee of the PRC State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which intends to regulate abuse of a dominant position and other anti-competitive practices by online platform operators and the related service providers on online platforms. It also stipulates that any concentration of undertakings involving variable interest entities shall fall within the scope of anti-monopoly review. If a concentration of undertakings meets the thresholds for clearance under the applicable laws, an internet platform operator shall report such concentration of undertakings to the anti-monopoly law enforcement agency under the PRC State Council in advance. Therefore, our acquisitions of other entities that we make in the future (whether by ourselves, our subsidiaries or through our variable interest entities) and that meets the thresholds for clearance, may be required to be report to and approved by the anti-monopoly law enforcement agency in the PRC, and we may be subject to penalty including but not limited to a fine if we fail to comply with such requirement.

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

Pursuant to Cybersecurity Review Measures which were issued on December 28, 2021 and became effective on February 15, 2022, network platform operators holding over one million users’ personal information must apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. However, given the Cybersecurity Review Measures were relatively new, there are substantial uncertainties as to the interpretation, application and enforcement of the Cybersecurity Review Measures. It remains uncertain whether we should apply for cybersecurity review prior to any offshore offering and that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to do so. In addition, on November 14, 2021, the CAC published the Draft Regulations which reiterates the circumstances under which data processors shall apply for cybersecurity review. There is no timetable as to when such draft measures will be enacted. As such, it remains unclear whether the formal version adopted in the future will have any further material changes, it is uncertain how the measures will be enacted, interpreted or implemented and how they will affect our offshore offerings.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Regulations, and five supporting guidelines, which became effective on March 31, 2023. Pursuant to the Overseas Listing Regulations, companies in China that directly or indirectly offer or list their securities in an overseas market must file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. The Overseas Listing Regulations also provide that a company in China must file with the CSRC within three business days after completion of its follow-on offering of securities after it is listed in an overseas market. If the company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, it may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. According to the Notice on Administration of the Filing of Overseas Offering and Listing by Domestic Companies issued by the CSRC on February 17, 2023, the companies in China that have been listed overseas before March 31, 2023 are not required to file with the CSRC in connection with the historical offerings, although these companies are required to fulfill filing obligations with the CSRC in connection with their additional capital raising activities in accordance with the Overseas Listing Regulations. Based on the foregoing, we are not required to complete filing with the CSRC for our historical offerings, but may be subject to the filing requirements for our future capital raising activities, if any, under the Overseas Listing Regulations. As the Overseas Listing Regulations were newly promulgated, the interpretation, application and enforcement of the Overseas Listing Regulations remain uncertain, and this is particularly true for companies conducting their operations in China through variable interest entities. There remains substantial uncertainties with respect to how the CSRC filing procedures under the Overseas Listing Regulations would be applied to, and implicate, the procedures, timetables and outcomes of our future offering or other capital raising activities.

On February 24, 2023, the CSRC, jointly with other relevant governmental authorities, published the Provisions on Strengthening Confidentiality and Archives Management of Overseas Securities Issuance and Listing by Domestic Enterprises, or the Confidentiality and Archives Management Provisions, which became effective on March 31, 2023. Pursuant to the Confidentiality and Archives Management Provisions, China-based companies that offer and list securities in overseas markets shall establish confidentiality and archives system. These China-based companies shall obtain approval from the relevant authorities and file with the confidential administration authorities, either by itself or its offshore listing entity, when providing or publicly filing documents and materials related to state secrets or secrets of the governmental authorities to the relevant securities companies, securities service institutions or offshore regulatory authorities. In addition, these companies shall complete relevant procedures if the documents or materials filed may adversely affect national security or public interests once publicly disclosed, or if these companies provide accounting files or copies to relevant securities companies, securities service institutions, overseas regulators and individuals.

If it is determined that we are subject to filing requirements imposed by the CSRC under the Overseas Listing Regulations or approvals from other PRC regulatory authorities or other procedures, including the cybersecurity review under the revised Measures for Cybersecurity Review, for our future offshore offerings, it would be uncertain whether we can or how long it will take us to complete such procedures or obtain such approval and any such approval could be rescinded. Any failure to obtain or delay in completing such procedures or obtaining such approval for our offshore offerings, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to file with the CSRC or failure to seek approval from other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of the shares.

Any failure to comply with PRC regulations regarding the registration requirements for employee share incentive plans may subject our share incentive plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year and participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in China for a continuous period of not less than one year and who have been granted options are subject to these regulations. Failure to complete SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Share Incentive Plans.”

In addition, the SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. See “Item 4. Information on the Company —B. Business Overview—Regulation—Regulations on Share Incentive Plans.”

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

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires amendment to SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

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

We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As of the date of this annual report, Dr. Peng Shen, Mr. Guang Yang, Mr. Yao Hu and 20 other PRC residents known to us that currently hold direct or indirect ownership interests in our company have completed the initial registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. We cannot assure you that all shareholders or beneficial owners of ours who are PRC residents, including the beneficiaries of certain trusts directly or indirectly holding interest in our company have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations.

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

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, as well as any loans we provide to the VIEs, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the registration with the State Administration for Market Regulation or its local counterpart and registration with a local bank authorized by SAFE. In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE or its local branches and (ii) any of our PRC subsidiaries may not procure loans which exceed the difference between its total investment amount and registered capital or, as an alternative, only procure loans subject to the calculation approach and limitation as provided by the People’s Bank of China, or the PBOC. Additionally, any medium or long-term loans to be provided by us to the VIEs must be registered with the NDRC and SAFE or its local branches. We may not be able to obtain these government approvals or complete such registrations in a timely manner, or at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries or loans by us to the VIEs. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds of financing activities to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

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

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in audit procedures performed by our auditors and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

Risks Related to Our ADSs

The trading price of the ADSs has been and may be volatile, which could result in substantial losses to investors.

Our ADSs became listed on the NYSE on May 7, 2021. The closing trading price of our ADSs ranged from US$0.91 to US$3.36 per ADS in 2022. The trading price of the ADSs has been volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies in the relevant industries and those with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

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

Our authorized and issued ordinary shares are divided into Class A ordinary shares and Class B ordinary shares (with certain shares remaining undesignated, with power for our directors to designate and issue such classes of shares as they think fit). Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to nine votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. In addition, the Class B ordinary shares held by Dr. Peng Shen or his affiliated entities shall be automatically immediately converted into the same number of Class A ordinary shares in the event that Dr. Shen ceases to be employed by and ceases to act as a director of our Company.

As of March 31, 2023, Dr. Peng Shen beneficially owns all of our issued Class B ordinary shares and held approximately 72.1% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors, and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay, or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

We are a “controlled company” as defined under the NYSE Listed Company Manual because Dr. Peng Shen, our chairman of the board of directors and chief executive officer, will own more than 50% of our total voting power. For so long as we remain a “controlled company” under that definition, we are permitted to elect to rely, and may rely, on exemptions from certain corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. In the event that we elect to rely on one or more of these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedents in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

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

As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. Therefore, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, if we elect not to comply with such reporting and other requirements, in particular the auditor attestation requirements, our investors may not have access to certain information they may deem important.

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

We believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2022, which could result in adverse U.S. federal income tax consequences to U.S. holders of the ADSs or our Class A ordinary shares.

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

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our ADSs, we believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2022, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

If we are treated as a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” ) holds our ADSs or Class A ordinary shares, such U.S. Holder will generally be subject to reporting requirements and may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the ADSs or Class A ordinary shares. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” and “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

We incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We are now a public company and incur increased legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, and NYSE, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly.

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

In May 2018, Waterdrop Inc. was incorporated in the Cayman Islands as an offshore holding company to facilitate our offshore financing activities. Shortly following its incorporation, Waterdrop Inc. established a wholly-owned subsidiary in Hong Kong, Waterdrop Group HK Limited, or Waterdrop HK. In October 2018, Waterdrop HK established its wholly-owned subsidiary in China, Waterdrop Technology. In July 2019, Waterdrop Technology established its wholly-owned subsidiary, Shanghai Danzheng Health Technology Co., Ltd., or Shanghai Danzheng.

In November 2018, we gained control over Zongqing Xiangqian and Shuidi Hubao, through Waterdrop Technology, by entering into a series of contractual arrangements with Zongqing Xiangqian and Shuidi Hubao and their shareholders. In July 2019, we further restructured and entered into a series of contractual arrangements with Shuidi Hulian and its shareholders and started consolidating Shuidi Hulian as a VIE. Prior to that, Shuidi Hulian was a subsidiary of Zongqing Xiangqian. In October 2019, we gained control over Zhuiqiu Jizhi, through Waterdrop Technology, by entering into a series of contractual arrangements with Zhuiqiu Jizhi and its shareholders. In December 2021, we gained control over Guangmu Weichen, through Waterdrop Technology, by entering into a series of contractual arrangements with Guangmu Weichen.

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

In May 2021, we listed our ADSs on the New York Stock Exchange under the symbol “WDH.”

We have developed a digital platform, E-Find Patient Recruitment, for patients recruitment since late 2021. E-Find helps pharmaceutical companies find matches for clinical trials. People in need, mostly patients, can have access to investigational drugs and frontier innovative therapies at reduced treatment costs through E-Find.

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

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website ir.waterdrop-inc.com. The information contained on our website is not a part of this annual report.

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

We have a huge and growing consumer base on our Waterdrop Insurance Marketplace. As of December 31, 2022, the cumulative number of insurance consumers we served was approximately 112.8 million, including 30.1 million paying insurance consumers. We see two groups of people as our typical insurance consumers. One is those who are new to insurance and are used to purchasing everything online, and the other group is those bread winners from lower-tier cities who support living and healthcare expenses of their whole families including parents and children. Meanwhile, we gradually expand our coverage to emerging middle class and affluent consumer groups. Waterdrop Insurance Marketplace, as an online insurance platform, is well positioned to serve those consumers.

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

Products Tailored for Consumers of Waterdrop Insurance Marketplace

We offer a wide array of health and life insurance products on our Waterdrop Insurance Marketplace. As of December 31, 2022, we collaborated with 78 insurance carriers to offer 775 types of health and life insurance products online. Out of the 775 types of products: 404 were short-term health insurance, while 371 were long-term health and life insurance; 594 were health insurance, while 181 were life insurance. We generally select and offer on Waterdrop Insurance Marketplace products that represent great value, address demands of our consumers, or already gain popularity on the market.

Our products offering covers both short-term health and long-term health and life insurance. For certain insurance products, we provide consumers the option of monthly payments while such products are normally paid annually. We believe that this innovation gives more payment flexibility to consumers.

The tables below set forth the summary of insurance products we offered.

	For the Years Ended December 31,
	2022
FYP	(RMB million)	(%)
Short-term insurance	4,907	71.2
Long-term insurance	1,983	28.8
Total	6,890	100.0

	For the Years Ended December 31,
	2022
Number of Policies	(thousand)	(%)
Short-term insurance	9,295	95.9
Long-term insurance	396	4.1

Total	9,692	100.0

	For the Years Ended December 31,
	2022
FYP	(RMB million)	(%)
Health insurance
Medical insurance	3,533	51.3
Casualty insurance	476	6.9
Critical illness insurance	1,960	28.5
Life insurance	920	13.4

Total	6,890	100.0

	For the Years Ended December 31,
	2022
Number of Polices	(thousand)	(%)
Health insurance
Medical insurance	7,329	75.6
Casualty insurance	957	9.9
Critical illness insurance	1,245	12.8
Life insurance	160	1.7

Total	9,692	100.0

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

Hui Min Insurance (“惠民保”) is endorsed by the local governmental authorities in China and underwritten by leading insurance carriers, which provides insurance coverage supplementary to the national basic medical insurance. As of the end of 2022, we have been involved in Hui Min Insurance projects in cities including but not limited to Beijing, Nanchang, Zibo and Dezhou, as leading operating agency or distributor. Leveraging the development of Hui Min Insurance, we expanded our service scope and increased the users stickiness by serving the market beyond commercial insurance and providing more options to users regardless of their physical conditions or past medical history.

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

AI-driven intelligent claim review system

Empowered by our AI-driven intelligent claim review system, we are able to provide smooth consumer experience that reduces frictions, and unnecessary delays, and aligns interests and incentives. Our system supports claim information compilation and preliminary claim review for selected insurance carriers. Relevant documents can be submitted digitally for our initial review. We then pass our initial review results to relevant insurance carriers for their final review and settlement approval, improving claim efficiency and consumer satisfaction.

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

Partnership with Insurance Carriers

As of December 31, 2022, we collaborated with 78 insurance carriers to offer 775 types of health and life insurance products online. Out of the 78 insurance carriers: 49 were life and health insurance carriers, while 29 were P&C insurance carriers; 58 were Chinese insurance carriers, while 20 were foreign-invested. The depth and breadth of our insurance carrier network allows us to present a comprehensive suite of product options to consumers.

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

The connected systems process product, policy and consumer information, and integrates functions such as new insurance policy entry, underwriting verification, premium collection (initial or renewal), insurance policy renewal (automatic or manual), after-sales administrative services (cancellation and refund), and other insurance policy related administrative services.

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

Technical service to insurance carriers

We have developed our proprietary CRM system, which greatly facilitates the sales of insurance products and customer relationship management, and provide technical services to certain insurance brokerage or agency companies through our CRM system. We also provide marketing services to certain insurance carriers on our various website channels and apps. In addition, we provide risk management services to certain insurance companies.

New Business Initiatives

To enhance our online sales force and cater to the various needs of different consumer groups, we have introduced experienced insurance planners to our online sales team to provide private on-one-on consultation service to consumers with relatively higher demand for a comprehensive insurance coverage plan. They help discern the consumers’ insurance needs, deliver appropriate guidance, and help the consumers identify suitable insurance packages.

Since the beginning of 2021, we have been rolling out our offline brokerage business in an effort to further integrate online and offline insurance business, empower insurance brokers and enhance consumer experience. We are nurturing an offline insurance agent team to provide consumers with risk assessment, insurance planning, insurance product recommendation, claims aid, and some other services. We first screen out consumers with a higher level of purchase intention and match them with offline agents based on locations, consumer needs, and offline agents’ backgrounds and track records, etc. The offline agent then connects with the consumers, visits consumers, interprets insurance terms for the consumers, helps the consumers assess risks and select the insurance products, and facilitates the purchase of the insurance products.

Waterdrop Medical Crowdfunding

We launched our medical crowdfunding platform, Waterdrop Medical Crowdfunding, in July 2016 to provide medical costs support by bringing together those who are seeking help and who are willing to help through social network. As of December 31, 2022, approximately 426 million people donated over RMB56.9 billion in aggregate to over 2.77 million patients through Waterdrop Medical Crowdfunding.

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

From the inception in July 2016 till December 2021, we did not charge any service fees or generate any revenue from the crowdfunding business, and covered all the relevant operating costs and expenses by our own funds for more than five years. In order to better maintain the stable operation of the platform, we have started to charge platform service fees for crowdfunding campaigns on Waterdrop Medical Crowdfunding since early 2022.

The platform service fee is charged at 3% of the withdrawal amount for a single crowdfunding campaign and the maximum amount for a single crowdfunding campaign is capped at RMB5,000 (in addition to the platform service fee, the payment channel fee which is charged at 0.6% of the withdrawal amount by the third-party payment platform, e.g., Weixin Pay, instead of us, remained unchanged). The collected platform service fees will be used to cover the platform’s operational cost and for the future development of Waterdrop Medical Crowdfunding.

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

Operational Transparency Committee

As part of our commitment to promote the best practice and orderly development of the medical crowdfunding industry, we established the Operational Transparency Committee in August 2022, which includes Waterdrop’s core management team. The primary goals of the Committee are to continuously improve the authenticity of the campaigns initiated on Waterdrop Medical Crowdfunding, the transparency of the funds-flow, as well as the rationality and transparency of the platform rules.

Dedicated Crowdfunding Consultants Team

Apart from the online traffic to Waterdrop Medical Crowdfunding, we contracted a crowdfunding consultant team dedicated to serve patients offline. As of December 31, 2022, our contracted offline crowdfunding consultants covered hospitals and medical service personnel across 31 provinces and 208 cities nationwide. We also maintain an online crowdfunding consultant team standing by for direct online users or patients not covered by our offline personnel. Our crowdfunding consultants answer general enquiries, conduct initial patient identify verification and campaign review. Our crowdfunding consultants receive specialized training on standard service process and common medical knowledge, and are evaluated and incentivized not based on sheer quantity but on successful crowdfunding campaigns they have served, their service quality, and compliance with regulations and our internal policies.

Healthcare and Pharmaceutical Services

We proactively seek innovative opportunities in broader healthcare industry to achieve a full user life-cycle coverage and enrich our ecosystem. We believe our healthcare and pharmaceutical services extend our service coverage to capture patients’ healthcare spending after getting crowdfunding fund raised or insurance claim payment. We leverage core competencies in data analysis, efficient and customized services, and healthcare expertise, focused on improving health outcomes, lowering healthcare costs and creating value for patients, medical service providers and pharmaceutical companies.

Digital Clinical Trial Solution

E-Find patient recruitment

We have developed a digital platform, E-Find Patient Recruitment, for patients recruitment since late 2021. E-Find helps pharmaceutical companies find matches for clinical trials. People in need, mostly patients, can have access to investigational drugs and frontier innovative therapies at reduced treatment costs through E-Find. Faster patient enrollment could also drive an efficient completion of clinical trials for the pharmaceutical companies in the medical industry chain. This would help save the cost, and speed up the process of investigational drug development and product launch.

Customers of our patient recruitment services mainly include multinational and Chinese biopharmaceutical companies and leading biotechnology companies. As of December 31, 2022, we had cooperated with 149 pharmaceutical companies. Our patient recruitment services cover Phase I to Phase III clinical trials for a wide range of therapeutic areas, including oncology, cardiovascular, metabolism and rare diseases.

Leveraging the patients resources from Waterdrop Medical Crowdfunding, we have a wide reach of patients for potential trial enrollment across all major therapeutic areas and all geographical locations, which greatly improves the efficiency in patient recruitment for clinical trials. After identifying potential subjects, we will obtain their consent before we refer these patients to our customers who will work with trial sites for further determination on their enrollment eligibility.

In 2022, we successfully enrolled more than 2,800 patients in over 400 clinical trials. We match qualified and suitable patients for enrollment in clinical trials for our customers and generate digital clinical trial solution revenue for successful matches. We typically charge our customers a fixed unit price per successful match. Digital clinical trial solution revenue increased significantly from RMB0.6 million in 2021 to RMB59.5 million (US$8.6 million) in 2022.

Building upon our success in patient recruitment service, we are also actively exploring other services that are related to the clinical trials and along the CRO service value chain.

Waterdrop Mutual Aid

We operated Waterdrop Mutual Aid between May 2016 and March 2021, a mutual aid collective where participants help each other to ease the medical cost burden of over 100 types of critical illness. After joining a mutual aid plan, the participant was required to make payment into his or her plan account for future shared costs deduction, either by setting up automatic payment or manually paying into the account. We designed and managed mutual aid plans. All payments were equally borne by every participant. We did not have obligations of paying or compensating under our mutual aid plans. For each payout, we charged an additional plan management fee at a fixed rate of the respective amount. We started to charge the fee in 2019, and recognized management fee income of RMB40.2 million in 2020, RMB2.7 million in 2021 and nil in 2022.

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

Data Insights

We gain multi-dimensional data insights from millions of users across our platforms. We store and process five key categories of data including demographic property (e.g., identity), credit characteristics (e.g., financial condition, occupations), user demands (insurance awareness, life stages, preferences), device (e.g., first activation, operating system, APP) and behavioral data (e.g., purchase preferences, platform utilization / page view).

We have established a confluence Medical Knowledge Graph covering a wide range of diseases, supported by data accumulated from real-life cases. As we further build up our insurance base and knowledge graphs, we are able to match insurance recommendations more effectively through our knowledge on both the demand and supply side, improving consumer experience.

Data-driven Solutions

We have built strong data analysis capabilities using algorithms, models and data analysis tools to analyze user group data. Our ability to capture data points electronically through responses during onboarding, claim behavior, product migration behavior, and other touch-points in the insurance process, in conjunction with our machine learning capabilities, allows us to provide better services to our consumers and more easily detect fraudulent claims over time.

We build user group profiling with various labels used in the creation process, which enables us to have a deep dive into users’ needs and risk profile. Our data capability is difficult to replicate because acquiring the data underlying our models at our scale and scope, as well as refining those models to the performance we have obtained would be time-consuming, expensive and complicated for newer entrants or smaller companies in this market.

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

To ensure the confidentiality and integrity of our data, we maintain comprehensive and rigorous data security measures. We anonymize and encrypt confidential personal information and take other technological measures to ensure the secure processing, transmission and usage of data. All user information we provide to insurance carriers are on a need-to-know basis, and are strictly redacted and encrypted. We have also established stringent internal protocols under which we grant classified access to confidential personal data only to limited employees with strictly defined and layered access authorization. We employ a variety of technical solutions to prevent and detect risks and vulnerabilities in user privacy and data security, such as encryption, firewall, data backup system, vulnerability scanning and database audit. For instance, we store and transmit users’ certain sensitive data in encrypted formats and obtained Safety Level III Computer Information Systems Certificate. We maintain data logs that record all attempted and successful processing of personal data. We also have clear and strict data authorization and authentication procedures in place. Our employees only have access to data that are directly relevant and necessary to their job responsibilities and for limited purposes and are required to get approval upon every hyper-privileged access attempt. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business is subject to complex and evolving laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our users and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.” To vigorously comply with PRC laws regulating data securities, we have established Data Security Committee to supervise our overall business operations and cybersecurity compliance. We also engage external information security experts to test and improve the robustness of our security system.

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

Technology Team

As of December 31, 2022, our R&D team consisted of 449 personnel, who were mainly based in our Beijing headquarters. Our R&D team has extensive experience with leading internet technology and healthcare companies, and support our long-term business growth by (i) maintaining and strengthening all our platforms and application systems, (ii) actively participating in our business development and new business initiatives, exploring user needs and technology solutions, (iii) collaborating with and empowering external parties including insurance carriers to facilitate smooth execution and data flow, and (iv) actively tracking cutting-edge technologies applied in medical and life and health insurance industries. We are committed to continually investing in R&D to strengthen our technology capabilities.

Technology Applications

We believe our proprietary technologies and infrastructure are critical to our success. Our technology capabilities both propels the rapid growth of our business and safeguard against risks.

Intelligent lead generation

We utilize a broad user acquisition funnel strategy, generating unique new business leads across crowdfunding and third-party channels, which include social network platform, short-video platforms, search engine, and other third-party marketing partners. We built a database based on consumer lead records that enable us to efficiently target those leads that are more likely to convert to policyholders.

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

Our data system actively monitors the cost of acquiring consumers and uses our algorithm to dynamically captures the attributes of users, including the specific marketing activity and channel that precipitated the consumer’s engagement. We use our proprietary machine learning technologies to evaluate consumer leads in real-time by applying a machine learning model to large amount of historical consumer lead data we have gathered and their measured long-term outcomes. This score informs us of the potential profitability and conversion probability of the consumer lead and enhances our ability to more accurately estimate a new lead’s lifetime value and enables us to make more informed decisions when generating leads.

Intelligent lead management

Our proprietary software will score the lead in real-time based on multiple factors, then route the lead to the most appropriate level of agent to maximize expected lifetime policyholder value. We use the lead score to optimize the routing of the consumer lead and the online sales representatives who are best suited to serve each consumer. Our use of proprietary technology to segment and enhance agent performance, such as through real-time lead routing to the most effective agents, is a key competitive advantage and driver of our business performance.

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

Intelligent sales

When a user visits our platforms, sales or marketing actions are triggered based on the user’s choice and needs. The intelligent lead management system allows us to maximize sales, enhance user retention and ultimately maximizes user lifetime revenues.

Intelligent user engagement and lifecycle management

Our artificial intelligence capabilities enable us to provide efficient and high-quality customer services Empowered by NLP algorithms such as real-time voice transcription, voice evaluation, sentiment analysis, and keyword extraction, we deploy intelligent customer service robots in answering users’ enquiries on a real time basis. We build knowledge base and form learning corpus, and our intelligent customer service robots could recognize key words and question patterns extracted from user enquiries and revert with matching answers automatically. For more complex enquiries, users could access our online customer service personnel. During our online staffs services, the intelligent system automatically identifies users’ question patterns and prompt matching answers. Our online customer service personnel can edit and send the answers at one click, achieving prompt and accurate replies.

Intelligent claim review

We have also applied Al and machine learning technologies in our intelligent claim review system. Once insurance claims are substantiated with documentation and reports are completed via our platforms, relevant data could be fetched through our proprietary core system and adjustment system. The intelligent system then analyzes claim information, medical record, and treatment data to model and grade the claim, and generating a health score.

We apply Light GBM (gradient boosted machine)-based machine learning to predict settlement outcome, and use access rules to preliminarily screen out users not meeting application conditions first. The remaining users are then rated for settlement projections according to user profiling based on our machine learning model. Results for users with scores higher than the pre-setting compensation threshold will be marked as positive.

We train our rating and projection models with the vast amount of anonymized claim data accumulated on our platforms, conduct single or multiple variable analysis and discovery of variables, and identify highly relevant characteristics for the purpose of claim review and settlement projection, and ultimately improve precision and recall of our model.

Intelligent risk management

Our technology infrastructure enables us to reference the log information analysis of our users to protect them from potential fraud of improper crowdfunding activities and claims.

Under Waterdrop Insurance Marketplace scenario, our proprietary AI-driven intelligent verification system is designed to optimize users’ transaction experience, improve the efficiency of its verification process, and effectively detect fraud.

Our intelligent verification system conducts initial verification on eligibility based on information provided by users. User identification is aided with facial recognition technologies. For eligible users, we further conduct secondary verification focusing on risk management. By analyzing a user’s profile, risk data, and disease data based on past medical conditions with data accumulated on its platforms, our intelligent verification system analyzes and tags the risk level of such user. We then implement hierarchical user management according to different levels of risks.

From our users’ side, the intelligent verification system can identify users’ pre-existing health conditions leveraging data analysis. In addition, our AI-driven intelligent system enables it to ask fewer questions of users but derive more data points from each user interaction.

Our intelligent verification system is reinforced by cumulative claim data and can also be customized for newly designed insurance products. The intelligent verification system drastically reduces human resource requirements and verification expense.

Digital worker “Bangbang”

In 2022, we unveiled our first digital worker, “Bangbang,” a virtual employee that was developed based on our business scenarios and powered by multiple technologies such as RPA (robotic process automation) and AI. Bangbang has already been well-acquainted with a number of the insurance products on Waterdrop Insurance Marketplace, including product introduction, insurance coverage, renewal process, claim settlement process, among other things. Based on its semantic understanding feature, Bangbang can recommend solutions for our online insurance consultants on a real-time basis so that the consultants can provide feedbacks to our customers with higher accuracy and greater response rates more easily. Bangbang can also help our online insurance consultants with tedious and repetitive tasks, such as data processing and analysis, online user management, and customer services, thereby reducing the response time, improving the response quality, and broadening the scope of our services. Our next goal is to enable Bangbang to independently complete tasks for more complex and interactive scenarios and play an important role in the process of sales inquiry, underwriting review, risk control and claim settlement.

Industry Empowerment

We are well-equipped with robotic process automation (RPA) and session initiation protocol (SIP) capabilities, which serve as a solid foundation to export its technology to the industry. Several companies have confirmed their intention to advance technology cooperation with us, among which, two companies are now at the stage of technical integration. Our technological empowerment is especially useful for numerous regional insurance companies who lack the financial and technological resources to explore their marketing reach precisely and efficiently to non-first-tier cities with abundant uncovered population.

ESG and CSR

Since our inception, we have attached great importance to social value, corporate governance and environmental protection, and has been committed to creating a sustainable business model. We aim to make unremitting efforts to build a brighter future for all employees and business partners through in-depth analysis of social issues and with the power of technology and digitalization. In order to improve the ESG management capabilities and information disclosure systems, we have established an ESG indicator system through identifying stakeholders and analyzing substantive issues, integrating sustainable development goals and corporate development strategies.

As of December 31, 2022, our Waterdrop Medical Crowdfunding cumulatively enabled over 2.77 million patients with critical illness campaigns and helped raise over RMB56.9 billion cumulatively.

We highly value employee equality and their diversified development. As of December 31, 2022, our employees comprised of more than 20 different ethnic minority groups, with ethnic minority groups accounting for 4.5% of our employees and consultants. We also value gender equality with female employees accounting for close to 46.9% of our employees and consultants as of December 31, 2022. In addition, we place great emphasis on the protection of employees’ rights and interests. We care about the demands of employees. We regularly hold face-to-face meetings for our employees to meet with our senior management, such as CEO. We have also developed a comprehensive training system for our employees and consultants. In 2022, we invested approximately RMB4.0 million in staff training, and provided the online and offline training sessions for our employees, and the training sessions were viewed approximately 54,000 times.

Furthermore, we attach great importance to the environmental impact of our operation and actively engage in energy conservation and emission reduction measures. In 2022, we consumed a total of approximately 790,000 kWh of electricity. We also actively promote paperless office administration process. We are committed to cultivating the awareness of energy conservation and environmental protection among our employees. In 2022, we held 30 training sessions on water conservation and electricity conservation for office administrative staff.

We have been honored to have our corporate social responsibility efforts acknowledged throughout 2022. Some of these acknowledgments are highlighted below.

Waterdrop was awarded 2022 Most Socially Responsible Enterprise by the All-China Federation of Industry and Commerce, 2021-2022 China Internet Industry Self-discipline Contribution and Public Welfare Award by the China Internet Society, and 2022 Public Welfare Enterprise by China Public Welfare Annual Conference; and

Waterdrop Medical Crowdfunding was selected into the Cases of Joining Hands to Build a Community of Shared Future in Cyberspace organized and presented by the World Internet Conference.

Competition

The life and health commercial insurance market in China is intensely competitive. Waterdrop Insurance Marketplace’s current or potential competitors include affiliated agents, bancassurance, direct sales, and third-party insurance brokers and agents. We compete primarily on the basis of consumers acquisition, wide selection of products tailored to consumers’ needs, innovation in technology and business model, proximity to consumers and data insights, risk management, and operational efficiency. As we expand our healthcare business, we may face competition from a large number of domestic as well as multi-national CROs and other industry players, many of which have extensive experience and well-established business operations.

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

As of December 31, 2022, we owned 181 computer software copyrights, 30 other copyrights and 58 patents in China for various aspects of our operations and maintained 981 trademark registrations inside China. As of December 31, 2022, we had registered or acquired 306 domain names, including sdbao.com, shuidichou.com and waterdrop-inc.com, among others.

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

Pursuant to the Foreign Investment Law, “foreign investments” refers to any direct or indirect investment activities conducted by any foreign individual, enterprise, or organization (collectively referred to as “foreign investors”) in the PRC, which includes any of the following circumstances: (i) foreign investors establishing foreign-invested enterprises, or FIEs, in the PRC solely or jointly with other investors; (ii) foreign investors acquiring shares, equity interests, property portions or other similar rights and interests thereof within the PRC; (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors; and (iv) other forms of investments as defined by laws, regulations, or as otherwise stipulated by the PRC State Council. According to the Foreign Investment Law, the PRC State Council shall promulgate or approve a list of special administrative measures for market access of foreign investments, or the Negative List. The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the Negative List. The Foreign Investment Law provides that foreign investors shall not invest in the “prohibited” industries, and shall meet certain requirements as stipulated under the Negative List for investing in “restricted” industries.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, (i) that local governments shall abide by their commitments to the foreign investors; (ii) FIEs are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; (iii) mandatory technology transfer is prohibited; and (iv) the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within the PRC, may be freely remitted inward and outward in Renminbi or a foreign currency. Also, foreign investors or FIEs should assume legal liabilities for failing to report investment information in accordance with the requirements. Furthermore, the Foreign Investment Law provides that FIEs established prior to the effectiveness of the Foreign Investment Law may maintain their legal form and structure of corporate governance within five years after January 1, 2020.

On December 26, 2019, the PRC State Council further issued the Implementation Rules of Foreign Investment Law, which came into effect on January 1, 2020, and replaced the Regulations on Implementing the PRC Equity Joint Venture Law, Provisional Regulations on the Duration of PRC Equity Joint Venture Law, the Regulations on Implementing the PRC Cooperative Joint Venture Law, and the Regulations on Implementing the PRC Wholly Foreign-owned Enterprise Law. The Regulations on Implementing the PRC Foreign Investment Law restates certain principles of the Foreign Investment Law and further provides that, among others, (i) if an FIE established prior to the effective date of the Foreign Investment Law fails to adjust its legal form or governance structure to comply with the provisions of the Companies Law of the PRC or the Partnership Enterprises Law of the PRC, as applicable, and complete amendment registration before January 1, 2025, the enterprise registration authority will not process other registration matters of the FIE and may public such non-compliance thereafter; and (ii) the provisions regarding equity interest transfer and distribution of profits and remaining assets as stipulated in the contracts among the joint venture parties of an FIE established before the effective date of the Foreign Investment Law may, after adjustment of the legal form and governing structure of such FIE, remain binding upon the parties during the joint venture term of the enterprise.

On December 27, 2021, the NDRC, and the Ministry of Commerce promulgated the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition), or the 2021 Negative List, which came into effect on January 1, 2022. In addition, the NDRC and the Ministry of Commerce promulgated the Encouraged Industry Catalogue for Foreign Investment (2022 Edition), or the 2022 Encouraged Industry Catalogue, on October 26, 2022 which came into effect on January 1, 2023. Industries not listed in the 2021 Negative List and 2022 Encouraged Industry Catalogue are generally open for foreign investments unless specifically restricted by other PRC laws. The establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority equity interests in such joint ventures. In addition, foreign investment in projects in a restricted category is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category.

Pursuant to the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Invested Enterprises promulgated by the Ministry of Commerce on October 8, 2016, and amended in 2017 and 2018, establishment and changes of FIEs not subject to approvals under the special entry management measures shall be filed with the relevant commerce authorities. However, as the PRC Foreign Investment Law has taken effect, the Ministry of Commerce and the State Administration for Market Regulation, or the SAMR, jointly approved the Foreign Investment Information Report Measures on December 19, 2019, which has been in effect since January 1, 2020. According to the Foreign Investment Information Report Measures, which repealed the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Invested Enterprises, foreign investors or FIEs shall report their investment-related information to the competent local counterparts of the Ministry of Commerce through Enterprise Registration System and National Enterprise Credit Information Notification System.

Regulations on Value-Added Telecommunications Services

Regulations on Value-Added Telecommunications Services

The PRC Telecommunications Regulations, promulgated on September 25, 2000, by the PRC State Council and most recently amended in February 2016, are the primary regulations governing telecommunications services. Under the PRC Telecommunications Regulations, a telecommunications service provider is required to procure operating licenses from the MIIT, or its provincial counterparts, prior to the commencement of its operations, otherwise, such operator might be subject to sanctions including corrective orders and warnings from the competent administrative authority, fines and confiscation of illegal gains. In the case of serious violations, the operator’s websites may be ordered to be closed.

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

Pursuant to the Catalog of Telecommunications Services promulgated by the Ministry of Information Industry of the PRC (the predecessor of the MIIT) on February 21, 2003, and last amended by the MIIT on June 6, 2019, internet information services fall within Class 2 value-added telecommunication services. The “information services” refer to the information services provided for users via the public communication network or the internet and by the information collection, development, processing and construction of information platforms. The Administrative Measures on Internet Information Services, which was promulgated by the PRC State Council on September 25, 2000, and amended in 2011, sets out guidelines on the provision of internet information services. The Administrative Measures on Internet Information Services classifies internet information services into commercial internet information services and non-commercial internet information services. Pursuant to the Administrative Measures on Internet Information Services, commercial internet information services refer to the provision with paid information or website production or other service activities to online users via the internet, and non-commercial internet information services refer to the provision with free information that is in the public domain and openly accessible to online users via the internet. The Administrative Measures on Internet Information Services requires that a provider of commercial internet information services shall obtain a VATS License for internet information services. It further requires that a provider of non-commercial internet information services shall carry out record-filing procedures with the provincial level counterparts of the MIIT.

On June 14, 2022, the Cyberspace Administration of China promulgated the Provisions on the Administration of Information Services of Mobile Internet Apps (2022 Revision), which came into effect on August 1, 2022. Pursuant to the provisions, application providers shall perform their duties as information content administrators, establish sound management systems such as information content security management, information content ecological governance, data security and personal information protection. Application providers shall obtain the approval of the relevant competent departments or the relevant licenses before they provide such services.

Each of Shuidi Hubao, Shuidi Hulian, Zongqing Xiangqian, Miaoyi Hulian (Beijing) Technology Co., Ltd., Shuidi Insurance Brokerage, Beijing Tianxia Youzhi Technology Co., Ltd., Beijing Zongqing Xiangqian Health Technology Co., Ltd., Chongqing Hecheng Insurance Adjusting Co., Ltd., Tairui Insurance Agency Co., Ltd., Hainan Puluo Medical Technology Co., Ltd., Beijing Yifan Fengshun Medical Technology Co., Ltd. and Beijing Jiujibang Technology Co., Ltd. has obtained the ICP Licence, a type of VATS License to provide internet information service.

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

Specifically, foreign direct investment in telecommunications companies in China is governed by the Administrative Regulations on Foreign-Invested Telecommunications Enterprises, which was promulgated by the PRC State Council on December 11, 2001, and amended on September 10, 2008 and February 6, 2016. The regulations require that foreign-invested value-added telecommunications enterprises must be in the form of a Sino-foreign equity joint venture, and the ultimate capital contribution percentage by foreign investor(s) in a foreign-invested value-added telecommunications enterprise must not exceed 50%, other than certain exceptions. In addition, the main foreign investor who invests in a foreign-invested value-added telecommunications enterprise in China must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements shall obtain approvals from the MIIT, which retain considerable discretion in granting such approvals. On April 7, 2022, the PRC State Council issued the Decision to Amend and Abolish Certain Administrative Regulations, which makes amendments to the Administrative Regulations on Foreign-Invested Telecommunications Enterprises. The amendments include, among others, removing the performance and operational experience requirements for major foreign investors that hold equity interest in PRC companies conducting value-added telecommunication business as set out in the Administrative Regulations on Foreign-Invested Telecommunications Enterprises. The amended Administrative Regulations on Foreign-Invested Telecommunications Enterprises took effect on May 1, 2022. There are substantial uncertainties regarding the interpretation and implementation of the newly amended regulations.

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

Regulations on Insurance Industry

The insurance industry in the PRC is highly regulated. Between 1998 and 2018, the China Insurance Regulatory Commission, or the CIRC, was the regulatory authority responsible for the supervision of the Chinese insurance industry. In March 2018, the Chinese Banking and Insurance Regulatory Committee, or the CBIRC, was established as the result of the merger between the China Insurance Regulatory Committee, or the CIRC and the China Banking Regulatory Commission, replacing the CIRC as the regulatory authority for the supervision of the Chinese insurance industry. In March, 2023, the PRC State Council announced a reform plan, pursuant to which a new national financial regulatory authority will be established to replace the CBIRC.

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

Regulations on Foreign Restriction on Insurance Brokerage

According to the Announcement of the CIRC on Permitting the Establishment of Wholly Foreign-invested Insurance Brokerage Companies by Foreign Insurance Brokerage Companies, which was promulgated by CIRC on December 11, 2006, and became effective on the same day, in five years following China’s accession into the WTO, the establishment of a wholly foreign owned enterprise to engage in insurance brokerage services shall be permitted. There shall be no other restrictions except those on the establishment conditions and business scopes. On April 27, 2018, the CBIRC promulgated the Notice on Relaxing Restrictions on the Business Scope of Foreign-Funded Insurance Brokerage Companies, which became effective on April 27, 2018. Pursuant to this notice, the foreign-funded insurance brokerage institutions that obtain insurance brokerage business permits upon approval by the insurance regulatory authority of the PRC State Council may engage in the following insurance brokerage businesses within the PRC: (i) drafting insurance application proposals, selecting insurers, and undergoing the insurance application formalities for insurance applicants; (ii) assisting the insured parties or beneficiaries in claiming compensation; (iii) reinsurance brokerage business; (iv) providing disaster or loss prevention or risk evaluation and management advisory services; and (v) other businesses approved by the CBIRC.

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

Pursuant to the Insurance Agencies Provisions, a professional insurance agency engaging in insurance agency business within the territory of the PRC shall satisfy the qualification requirements specified by the insurance regulatory authority under the PRC State Council and obtain the Insurance Agency License. The minimum registered capital of a professional insurance agency that conducts business in regions not limited to the provincial level is RMB50 million, while the minimum registered capital of a professional insurance agency that conducts business within the provincial level is RMB20 million. The registered capital of a professional insurance agency shall be paid-up in full. The Insurance Agencies Provisions also stipulates the rules of market access, management qualifications, supervision and other matters of insurance agency.

According to the Insurance Agencies Provisions, an insurance agency may engage in the following insurance agency businesses: (i) sale of insurance products on behalf of the insurance companies; (ii) collection of insurance premium on behalf of the insurance companies; (iii) conducting loss surveys and handling claims of insurance businesses on behalf of the insurer principal; and (iv) other business activities approved by the insurance regulatory authority under the PRC State Council. If a professional insurance agency engages in insurance agency businesses in other provinces other than that the province in which it is registered, it shall establish branches, and the business scope of such branches shall not go beyond the province where it locates.

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

Pursuant to the Regulatory Measures, “Internet insurance business” refers to insurance operating activities such as conclusion of insurance contracts and provision of insurance services that are conducted by insurance institutions based on internet. Any entity which is not a qualified insurance institution (including the insurance company and insurance intermediary service providers, such as the insurance brokerage company and insurance agency company) is not allowed to conduct online insurance business, including without limitation consultation of insurance products, comparison of insurance products, trial calculation of insurance premiums, quotation and comparison of quotations, drafting insurance plans for policyholders, processing insurance application formalities and premium collection.

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

On October 12, 2021, the General Offices of the CBIRC issued the Circular on Further Regulating Certain Issues on Internet Life Insurance Business, or the CBIRC Circular 108, to regulate the Internet life insurance business. The CBIRC Circular 108 provides, among others, that (i) the scope of Internet personal insurance products should be limited to accident insurance, health insurance (except care insurance), term life insurance, ordinary life insurance (except term life insurance) with an insurance period of more than 10 years and ordinary annuity insurance with an insurance period of more than 10 years, as well as other personal insurance products specified by the CBIRC; (ii) Internet personal insurance products that do not comply with the requirements under the CBIRC Circular 108 shall not be offered online; and (iii) each installment of premium of certain insurance products less than one year term, such as accident insurance and health insurance, shall be equal. In addition, the CBIRC Circular 108 provides the upper limit for the predetermined fee rate and average supplemental fee rate for certain insurance products. It further requires insurance intermediary institutions that conduct the sales of ordinary life insurance products (excluding fixed term life insurance) and annuity insurance products longer than ten-year term to meet certain conditions, including, among others, meeting the operation and service abilities for insurance companies, having not received any material administrative penalty or regulatory actions imposed or taken by any governmental authorities over the last twelve months. Furthermore, the customer service personnel of insurance intermediary institutions are not allowed to actively promote internet insurance products and their salary shall not be linked to the sales assessment indicators of Internet personal insurance business.

Regulations on Publicity and Sales of Insurance Products

On December 31, 2021, the PBOC, the MIIT, the CAC, the CBIRC, the CSRC, SAFE and the State Intellectual Property Office jointly published the draft Measures for the Administration of Online Marketing of Financial Products (Draft for Comments) for public comments. Pursuant to the draft, the third-party internet platforms, such as website, application, mini program and we media, which provide online business premises, information interaction and transaction matching services to financial institutions for their online marketing activities, shall use the online marketing publicity contents verified and determined by the financial institutions for the marketing of financial products and such marketing publicity contents shall not be changed without authorization. If the operator of the third-party internet platform fails to perform the fiduciary obligations as agreed, causes damages to the rights and interests of financial consumers or causes other adverse effects, it shall bear relevant responsibilities accordingly. The operator of the third-party internet platform shall not engage in the sales business of financial products in any manner before obtaining the approval of the financial management department.

On April 15, 2022, the CBIRC issued the Administrative Measures for Sales Activities of Life Insurance (Draft for Comments) for comments. The draft measures provide specific requirements for management of pre-sales, in-process and post sales activities of life insurance to regulate the sales activities of insurance companies and insurance intermediaries. The draft measures provide that an insurance intermediary shall establish and strengthen sales management system covering pre-sales, in-process and post sales activities, including, among others, cooperated institutions, insurance sales personnel, publicity, training, appropriateness of sales, quality of sales and after-sales services. Insurance companies and insurance intermediaries shall establish and implement a grading management mechanism for insurance sales personnel in accordance with the qualification standards for sales ability of insurance sales personnel issued by the Insurance Association of China. Insurance companies and insurance intermediaries shall strengthen the integrity management of insurance sales personnel and conduct regular integrity evaluation of insurance sales personnel. The draft measures elaborate requirements for life insurance given by insurance companies and insurance intermediaries as a gift. In addition, the draft measures provide that insurance companies and insurance intermediaries can entrust third party internet platforms with relevant business qualifications to publish approved publicity information to promote life insurance products. The third party internet platform must be filed with the Insurance Association of China before conducting life insurance publicity activities. The fees paid by insurance companies or insurance intermediaries to such third party platforms shall be true and reasonable and shall not be linked to premium income or sales assessment indicators.

On July 19, 2022, the CBIRC issued the Administrative Measures for Insurance Sales Conduct (Draft for Comments) for public comments. Pursuant to the draft, insurance companies and insurance intermediaries are required to conduct insurance sales business within the scope of business and regional scope approved by the law and regulatory system as well as regulatory agencies. Insurance sales personnel shall not engage in insurance sales practices beyond the scope of authorization of their respective institutions. Insurance companies and insurance intermediaries should strengthen the management of insurance sales channel business, implement the responsibility for insurance sales channel business compliance, improve the supervision of insurance sales channel compliance, and shall not use the insurance sales channel to carry out illegal and irregular activities.

On November 11, 2022, CBIRC issued the Administrative Measures for the Disclosure of Information on Personal Insurance Products, which will become effective on June 30, 2023. The administrative measures aim to regulate the disclosure of personal life insurance product information. Pursuant to the administrative measures, insurance companies are required to disclose the information on their insurance products and insurance intermediaries, insurance sales personnel and insurance practitioners shall provide the information on insurance products to the public based on the information and materials on insurance products provided by insurance companies. Insurance companies, insurance intermediaries and insurance sales personnel and practitioners are required to disclose the information on insurance products to the policyholders, the insured, and the beneficiaries throughout the sales process to protect the rights of customers.

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

Regulations on Online Public Crowdfunding Information Platform

On March 16, 2016, the PRC National People’s Congress published the PRC Charity Law which came into effect on September 1, 2016. The PRC Charity Law defines the charity organization as a non-profit organization duly established under the PRC Charity Law which aims to carry out charity activities. The PRC Charity Law defines charitable crowdfunding as the donations of property raised by charity organizations for charitable purposes. Pursuant to the PRC Charity Law, only charity organizations with permits from the MCA can carry out public charity crowdfunding. On December 30, 2022, the Standing Committee of the National People’s Congress published the PRC Charity Law (Draft for Comments) for public comments. Pursuant to the draft, natural persons, legal persons and other organizations are encouraged to carry out various forms of innovative charity activities, and modern information technology measures, such as big data, cloud computing and blockchain, could be used in conducting charity activities. Internet services providers shall inspect the charity organizations’ registration certificates and public charity crowdfunding permits, if such charity organizations conduct public crowdfunding business via platforms of such Internet services provider. The draft also provides that the individuals may post help-seeking information to resolve their own or their families’ difficulties, and the individuals shall be responsible for the authenticity of such information and shall not defraud any donation by fabricating facts or other means. Internet services providers are legally required to verify such help-seeking information. The draft further illustrates that the MCA, along with other relevant authorities, will formulate the administrative rules for internet services providers providing services for individual help-seekers. There is no clear timetable as to when the draft will be enacted.

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

On October 28, 2021, the General Office of the PRC State Council announced the Opinions of the General Office of the PRC State Council on the Improvement of the Medical Security and Relief System for Serious and Critical Diseases, pursuant to which charitable organizations and other social organizations are encouraged to set up serious illness relief projects and play a supplementary role in such relief. In particular, the Opinions promote the development of online public crowdfunding information platforms and encourage sharing resource among platforms. The Opinions also provide to regulate the information release of Internet personal serious illness helping platforms.

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

The Provisions on Technological Measures for Internet Security Protection, or the Internet Security Protection Measures, promulgated on December 13, 2005 and came into effect on March 1, 2006 by the Ministry of Public Security requires internet service providers and organizations that use interconnection implementing technical measures for internet security protection, like technical measures for preventing any matter or act that may endanger network security, for example, computer viruses, invasion or attacks to or destruction of the network. All internet access service providers are required to take measures to keep a record of and preserve user registration information. Under these measures, value-added telecommunications services license holders must regularly update information security and content control systems for their websites and must also report any public dissemination of prohibited content to local public security authorities. If a value-added telecommunications services license holder violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

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

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Cybersecurity Law, which came into effect on June 1, 2017, and applies to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in China. The Cybersecurity Law defines “networks” as systems that are composed of computers or other information terminals and relevant facilities used for the purpose of collecting, storing, transmitting, exchanging and processing information in accordance with certain rules and procedures. “Network operators,” who are broadly defined as owners and administrators of networks and network service providers, are subject to various security protection-related obligations, including: (i) complying with security protection obligations in accordance with tiered cybersecurity system’s protection requirements, which include formulating internal security management rules and manual, appointing cybersecurity responsible personnel, adopting technical measures to prevent computer viruses and cybersecurity endangering activities, adopting technical measures to monitor and record network operation status and cybersecurity events; (ii) formulating cybersecurity emergency response plans, timely handling security risks, initiating emergency response plans, taking appropriate remedial measures and reporting to regulatory authorities; and (iii) providing technical assistance and support for public security and national security authorities for protection of national security and criminal investigations in accordance with the law. Network service providers who do not comply with the Cybersecurity Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses. On September 12, 2022, the CAC issued the Notice on Seeking Public Comments on the Decision on Amending the Cybersecurity Law of the People’s Republic of China (Draft for Public Comments), which imposes more stringent legal liabilities for certain violations of the Cybersecurity Law and increases the maximum fines for serious violation of the security protection obligations of network operation, network information, critical information infrastructure and personal information under the Cybersecurity Law to RMB50 million or up to 5% of the turnover of the company in the preceding year.

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

On July 30, 2021, the PRC State Council published the Regulations on Protection of Security of Critical Information Infrastructure, which took effect on September 1, 2021, and pursuant to which, “critical information infrastructures” refer to critical network facilities and information systems involved in important industries and sectors, such as public communication and information services, energy, transportation, water conservancy, finance, public services, governmental digital services, science and technology related to national defense industry, as well as those which may seriously endanger national security, national economy and citizen’s livelihood or public interests if damaged or malfunctioned, or if any leakage of data in relation thereto occurs. Pursuant to these regulations, critical information infrastructure operators shall establish a cybersecurity protection system and accountability system, and that the main responsible person of a critical information infrastructure operator shall take full responsibility for the security protection of the critical information infrastructures operated by it. In addition, the relevant governmental authorities are responsible for stipulating rules for the identification of critical information infrastructures with reference to several factors set forth in the regulations, and further identify the critical information infrastructure operators in the related industries in accordance with such rules. The relevant authorities shall also notify operators identified as the critical information infrastructure operators.

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

On July 7, 2022, the CAC issued the Measures for the Security Assessment of Cross-border Transfer of Data, which became effective on September 1, 2022. These measures require the data processor providing data overseas to apply for the security assessment of cross-border transfer of data with the local provincial-level counterparts of the national cybersecurity authority under any of the following circumstances: (i) where the data processor intends to provide important data overseas; (ii) where a critical information infrastructure operator and a data processor who has processed personal information of more than 1,000,000 individuals intends to provide personal information overseas; (iii) where a data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals to overseas recipients, in each case as calculated cumulatively, since January 1 of the last year intends to provide personal information overseas; or (iv) other circumstances where the security assessment of data cross-border transfer is required as prescribed by the CAC. Furthermore, the data processor shall conduct a self-assessment on the risk of data cross-border transfer prior to applying for the foregoing security assessment, under which the data processor shall consider certain factors including, among other things, (i) the purpose, scope and manner of the cross-border data transfer and the overseas data recipient processing data and the legality, legitimacy and necessity thereof, (ii) the scale, scope, type and sensitivity of the transferred data, the risks to national security, public interests and the legitimate rights and interests of individuals or organizations arising from the cross-border data transfer, (iii) the overseas data recipient’s commitment to assume responsibility and obligations, the management and technical measures to fulfill the responsibilities and obligations, and the ability to ensure the security of the transferred data, (iv) the risk of data being tampered with, destroyed, leaked, lost, transferred, or illegally obtained or illegally used during and after the cross-border transfer, and the existence of channels for safeguarding the rights and interests of personal information, and (v) adequate compliance of data transfer-related contracts or other legally binding documents between the data processor and the overseas recipient with the data security protection responsibilities and obligations. The data processors that in violation of such measures are required to rectify such non-compliance within 6 months of the effectiveness date thereof.

On December 8, 2022, the MIIT issued the Measures for the Administration of Data Security in the Field of Industry and Information Technology (for Trial Implementation), which became effective on January 1, 2023. The measures are aimed to regulate the processing activities of data in the field of industry and information technology field conducted by relevant data processors in China. The measures apply to industrial enterprises, software and information technology service companies, and companies holding licenses for operation of telecommunication services that independently determine the purposes and methods of data processing in the course of data processing activities. Data processing activities include, among others, the collection, storage, use, processing, transmission, provision, and disclosure of data. Pursuant to the measures, data in the field of industry and information technology includes industrial data, telecommunication data, and radio data generated and collected during the operation of relevant services. The measures provide for the classification of data in the field of industry and information technology as general, important, or core data, and provide specific requirements for the management of data classifications and data protection measures, including, among other things, data collection, storage, processing, transmission, disclosure, and destruction for data processors in the field of industry and information technology. In particular, data processors processing important data and core data are required to complete filing with relevant authorities for the catalogue of important data and core data. The filing information includes basic information on the data, such as category, classification, quantity, processing purposes and methods of data processing, scope of use, liable entities, data sharing, cross-border transfer of data, and data security protection measures. If over 30% of the quantity (i.e., number of data items or amount of data stored) of important and core data changes or there is any material change to other filing information, data processors must update the filing information with the relevant authorities within three months after such change. Furthermore, the measures provide data security requirements for cross-border and data transfers for data processors. If a data processor needs to transfer data in cases of merger, restructuring, or bankruptcy, it shall make data transfer plan and notify users affected. In addition, the measures indicate that the legal representative or principal of the data processor should be the primary person held accountable for data security and the person in charge of data security should take direct responsibility for the security of data processing activities.

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

Pursuant to the Computer Software Copyright Protection Regulations promulgated by the PRC State Council on December 20, 2001 and amended in 2013, the software copyright owner may go through the registration formalities with a software registration authority recognized by the PRC State Council’s copyright administrative department. The software copyright owner may authorize others to exercise that copyright and is entitled to receive remuneration.

Trademark Law

Trademarks are protected under the PRC Trademark Law, which was adopted on August 23, 1982 and subsequently amended in 1993, 2001, 2013, and 2019, and the Implementation Regulations of the PRC Trademark Law adopted by the PRC State Council in 2002 and most recently amended in 2014. The Trademark Office under the State Administration for Market Regulation (formally known as the State Administration for Industry and Commerce) handles trademark registrations. The Trademark Office grants a ten-year term to registered trademarks and the term may be renewed for another ten-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for the record. As with patents, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such a trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such other party’s use.

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

Payments for transactions that take place in China must be made in Renminbi. Unless otherwise approved, PRC companies may not repatriate foreign currency payments received from abroad or retain the same abroad. FIEs may retain foreign exchange proceeds in accounts with designated foreign exchange banks under the current account items subject to a cap set by SAFE or its local branch. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

Pursuant to the Circular of SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, which was promulgated on November 19, 2012, became effective on December 17, 2012, and was further amended in 2015, 2018 and 2019, approval of SAFE is not required for opening a foreign exchange account and depositing foreign exchange proceeds into the accounts relating to the direct investments. This circular also simplifies foreign exchange-related registration required for foreign investors to acquire equity interests of PRC companies and further improves the administration on foreign exchange settlement for FIEs.

The Circular on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Circular 13, which became effective on June 1, 2015 and was amended in 2019, cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration. Pursuant to SAFE Circular 13, when setting up a new FIE, investors should register with banks for direct domestic investment and direct overseas investment.

The Circular on Reforming the Management Approach Regarding the Settlement of Foreign Capital of Foreign-Invested Enterprise, which was promulgated on March 30, 2015, became effective on June 1, 2015, and was amended on December 30, 2019, provides that an FIE may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to this circular: FIEs are allowed to settle 100% of their foreign exchange capital on a discretionary basis; an FIE should truthfully use its capital for its own operational purposes within the scope of its business; and where an ordinary FIE makes domestic equity investment with the amount of foreign exchanges settled, the FIE must first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

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

On October 23, 2019, SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, which, among other things, allows all FIEs to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since this circular is newly promulgated, it is unclear how SAFE and competent banks will carry it out in practice.

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

Loans by the Foreign Companies to Their PRC Subsidiaries

A loan made by foreign investors as shareholders in an FIE is considered foreign debt in China and is regulated by various laws and regulations, including the PRC Foreign Currency Administration Rules, the Interim Provisions on the Management of Foreign Debts, the Provisional Regulations on the Statistical Monitoring of Foreign Debt (Revised in 2020), the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of Foreign Debt, and the Administrative Measures for Registration of Foreign Debt. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within fifteen business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the balance of the foreign debts of an FIE cannot exceed the difference between the total investment and the registered capital of the FIE.

On January 12, 2017, the PBOC, promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9. Pursuant to PBOC Notice No. 9, within a transition period of one year from January 12, 2017, FIEs may adopt the currently valid foreign debt management mechanism, or the mechanism as provided in PBOC Notice No. 9, at their own discretions. PBOC Notice No. 9 provides that enterprises may conduct independent cross-border financing in Renminbi or foreign currencies as required. Pursuant to PBOC Notice No. 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) will be calculated using a risk-weighted approach and cannot exceed certain specified upper limits. PBOC Notice No. 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for an enterprise is 200% of its net assets, or the Net Asset Limits. Enterprises must file with SAFE in its capital item information system after entering into the relevant cross-border financing contracts and prior to three business days before drawing any money from the foreign debts.

Based on the foregoing, if we provide funding to our wholly foreign-owned subsidiaries through shareholder loans, the balance of such loans (i) cannot exceed the difference between the total investment and the registered capital of the subsidiaries and we will need to register such loans with SAFE or its local branches in the event that the currently valid foreign debt management mechanism applies, or (ii) will be subject to the risk-weighted approach and the Net Asset Limits and we will need to file the loans with SAFE in its information system in the event that the mechanism as provided in PBOC Notice No. 9 applies. Pursuant to PBOC Notice No. 9, after a transition period of one year from January 11, 2017, the PBOC and SAFE would determine the cross-border financing administration mechanism for the FIEs after evaluating the overall implementation of PBOC Notice No. 9. As of the date hereof, neither the PBOC nor SAFE has promulgated and made public any further rules, regulations, notices, or circulars in this regard. It is uncertain which mechanism will be adopted by the PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries.

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

Regulations on Dividend Distribution

The principal laws and regulations regulating the distribution of dividends by FIEs in China include the PRC Company Law, as amended in 2004, 2005, 2013, and 2018, and the 2019 PRC Foreign Investment Law and its Implementation Rules. Under the current regulatory regime in China, FIEs in China may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital, unless laws regarding foreign investment provide otherwise. A PRC company cannot distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations on Taxation

Enterprise Income Tax

On March 16, 2007, the National People’s Congress promulgated the PRC Enterprise Income Tax Law, which was amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the PRC State Council enacted the Regulations for the Implementation of the Enterprise Income Tax Law, which became effective on January 1, 2008 and was amended on April 23, 2019. Under the Enterprise Income Tax Law and the relevant implementing regulations, both resident enterprises and non-resident enterprises are subject to tax in China. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within China. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside China, but have established institutions or premises in China, or have no such established institutions or premises but have income generated from inside China. Under the Enterprise Income Tax Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in China, or if they have formed permanent establishments or premises in China but there is no actual relationship between the relevant income derived in China and the established institutions or premises set up by them, withholding income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

Value-Added Tax

The PRC Provisional Regulations on Value-Added Tax were promulgated by the PRC State Council on December 13, 1993, became effective on January 1, 1994, and were subsequently amended from time to time. The Detailed Rules for the Implementation of the PRC Provisional Regulations on Value-Added Tax (2011 Revision) were promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended in 2008 and 2011. On November 19, 2017, the PRC State Council promulgated the Decisions on Abolishing the PRC Provisional Regulations on Business Tax and Amending the PRC Provisional Regulations on Value-Added Tax. Pursuant to these regulations, rules and decisions, all enterprises and individuals engaged in sale of goods, provision of processing, repair, and replacement services, sales of services, intangible assets, real property, and the importation of goods within the PRC are value-added tax, or VAT, taxpayers. On March 20, 2019, the Ministry of Finance, the State Administration of Taxation, or SAT, and the General Administration of Customs jointly issued the Announcement on Relevant Policies on Deepening the Reform of Value-Added Tax. Pursuant to this announcement, the generally applicable VAT rates are simplified as 13%, 9%, 6%, and 0%, which became effective on April 1, 2019, and the VAT rate applicable to the small-scale taxpayers is 3%.

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

Social Insurance

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Old-Aged Pension Insurance of the PRC State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the PRC State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999, and the PRC Social Insurance Law implemented on July 1, 2011 and amended on December 29, 2018, employers are required to provide their employees in China with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the relevant contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue. On July 20, 2018, the General Office of the PRC State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated that SAT shall become solely responsible for collecting social insurance premiums.

Housing Fund

In accordance with the Regulations on the Administration of Housing Funds, which was promulgated by the PRC State Council in 1999 and amended in 2002 and 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employers and employees are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.

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

In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in China who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock options or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may be subject to sanctions imposed by the tax authorities or other PRC governmental authorities.

M&A Rules and Overseas Listing

On August 8, 2006, six PRC governmental and regulatory agencies, including the Ministry of Commerce and the CSRC, promulgated the M&A Rules governing the mergers and acquisitions of domestic enterprises by foreign investors, which became effective on September 8 2006 and was revised on June 22, 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or PRC citizens intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC citizens, such acquisition must be submitted to the Ministry of Commerce for approval. The M&A Rules also require that an offshore special purpose vehicle, or a special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by PRC companies or individuals, shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On July 6, 2021, the General Office of the PRC State Council and General Office of the Central Committee of the Communist Party of China issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. The opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Regulations, and five supporting guidelines, which became effective on March 31, 2023. Pursuant to the Overseas Listing Regulations, companies in China that directly or indirectly offer or list their securities in an overseas market, including a company in China limited by shares and an offshore company whose main business operations are in China and intends to offer shares or be listed in an overseas market based on its equities, assets or similar interests in China are required to file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. If the company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, it may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. The Overseas Listing Regulations also provide that a company in China must file with the CSRC within three business days for its follow on offering of securities after it is listed in an overseas market. On February 17, 2023, the CSRC also issued the Notice on Administration of the Filing of Overseas Offering and Listing by Domestic Companies and held a press conference for the release of the Overseas Listing Regulations, which, among others, clarified that the companies in China that have been listed overseas before March 31, 2023 are not required to file with the CSRC immediately, but these companies should complete filing with the CSRC for their refinancing activities in accordance with the Overseas Listing Regulations. Based on the foregoing, we are not required to complete filing with the CSRC for our prior offshore offerings at this stage, but we may be subject to the filing requirements for our refinancing activities under the Overseas Listing Regulations.

On February 24, 2023, the CSRC, jointly with other relevant governmental authorities, published the Provisions on Strengthening Confidentiality and Archives Management of Overseas Securities Issuance and Listing by Domestic Enterprises, or the Confidentiality and Archives Management Provisions, which became effective on March 31, 2023. Pursuant to the Confidentiality and Archives Management Provisions, China-based companies that offer and list securities in overseas markets shall establish confidentiality and archives system. The “China-based companies” refer to companies in China limited by shares which are directly listed on a foreign stock exchange and the domestic operating entities of an offshore company being indirectly listed on a foreign stock exchange. These China-based companies shall obtain the approvals from relevant authorities and file with the competent confidential administration authorities when providing or publicly filing documents and materials related to state secrets or secrets of the government authorities to the relevant securities companies, securities service agencies or the offshore regulatory authorities, or providing or publicly filing such documents and materials through its offshore listing entity. In addition, the China-based companies shall complete corresponding procedures when (i) providing or publicly filing documents and materials which may adversely affect national security and public interests to the relevant securities companies, securities service agencies or the offshore regulatory authorities, (ii) providing or publicly filing such documents and materials through its offshore listing entity, or (iii) providing accounting files or copies to relevant securities companies, securities service institutions, overseas regulators and individuals. These China-based companies are also required to provide written statements as to whether they have completed the approval or filing procedures as above when providing documents and materials to securities companies and securities service providers, and the securities companies and securities service providers should properly retain such written statements for inspection. If a China-based company finds that the documents and materials related to state secrets or secrets of the government authorities or other materials, which may adversely affect national security and public interests, have been leaked or have leakage risks, it should take remedial measures immediately and report to the relevant authorities.

C. Organizational Structure

For the chart illustrating our company’s organizational structure, see the outset of “Item 3. Key Information.”

Contractual Arrangements with the Variable Interest Entities and Their Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership and investment in internet-based businesses such as the value-added telecommunication services. We are an exempted company incorporated in the Cayman Islands. Waterdrop Technology is our PRC subsidiary and a foreign-invested enterprise under PRC laws.

To comply with PRC laws and regulations, we conduct certain of our business in China through Zhuiqiu Jizhi, Shuidi Hubao, Shuidi Hulian, Zongqing Xiangqian and Guangmu Weichen, the variable interest entities in the PRC, based on a series of contractual arrangements by and among Waterdrop Technology, the VIEs and their shareholders. We refer to Waterdrop Technology as our WFOE, and Zhuiqiu Jizhi, Shuidi Hubao, Shuidi Hulian, Zongqing Xiangqian and Guangmu Weichen as the VIEs in this annual report.

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

Agreements that provide us with the option to purchase the equity interests in the VIEs

Exclusive Option Agreements. Pursuant to the exclusive option agreements, among our WFOE, the VIEs and the shareholders of the VIEs, each of the shareholders has irrevocably granted our WFOE, or any person or persons designated by our WFOE, an exclusive option to purchase all or part of his equity interests in the VIE, and the VIE has agreed to such grant of options. Our WFOE may exercise such options at a price equal to the higher of RMB1 or the lowest price as permitted by applicable PRC laws at the time of transfer of equity or an amount equal to the registered capital contributed by the relevant shareholder. The VIEs and the shareholders of the VIEs covenant that, without our WFOE’s prior written consent, they will not, among other things, (i) supplement, change or amend the VIEs’ articles of association and bylaws, (ii) increase or decrease the VIEs’ registered capital or change the structure of registered capital, (iii) create any pledge or encumbrance on their equity interests in the VIEs, other than those created under the equity interest pledge agreements, (iv) sell, transfer, mortgage, or dispose of their equity interests in and any material assets of the VIEs and any legal or beneficial interests in the business or revenue of the VIEs, (v) enter into any material contracts by the VIEs, except in the ordinary course of business, or (vi) merge or consolidate the VIEs with any other entity. These agreements will remain effective till all of the equity interests of the relevant VIEs have been transferred to our WFOE and/or its designated person.

Spousal Consent Letters. The spouses of the individual shareholders of the VIEs have each signed a spousal consent letter agreeing that the equity interests in the VIEs held by and registered under the name of the respective individual shareholders will be disposed pursuant to the contractual agreements with our WFOE, without seeking further authorization or consent of such spouses. Each spouse agreed not to assert any rights over the equity interests in the VIEs held by the respective individual shareholders.

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

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

D. Property, Plant and Equipment

We lease premises of approximately 12,500 square meters as of December 31, 2022 for our corporate headquarters in Beijing. We also lease offices in various other cities, with an aggregate area of approximately 20,200 square meters as of December 31, 2022. These leases vary in duration from one to three years.

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

Our insurance consumers come from both internal and external sources. In terms of internal source, our medical crowdfunding operation direct substantial traffic to our insurance marketplace. Historically, our mutual aid operation also directed traffic to our insurance marketplace. Moreover, existing consumers attracted to our Waterdrop Insurance Marketplace also constituted an internal source of consumers and contributed to our business growth. Specifically, the repeat purchase of a short-term insurance product by a returning consumer after his or her existing short-term policy expires or a new purchase of another insurance product with additional or different coverage by a returning consumer also contributed to FYP growth. We see the internal source of consumer traffic as an important consumer acquisition resource to us, and in addition we consider this cohort of consumers with stronger awareness of insurance protection and stronger interest in the content and product offerings on our platforms, and more loyal to our services. In 2020, 2021 and 2022, this cohort of consumers contributed approximately 55.1%, 50.4% and 95.2% of the FYP generated through Waterdrop Insurance Marketplace. Since the second half of 2021, we have taken proactive measures to upgrade and optimize the online consumer acquisition model to better comply with the new regulatory development and keep up with the evolving industry trends. We have reduced the reliance on third-party traffic channels to acquire new consumers, ceased to offer products with lower payment in the first month, and invested more resources in managing and retaining existing consumers. In line with the reduced reliance on third-party traffic channels, only approximately 5.0% of the FYP generated through Waterdrop Insurance Marketplace was sourced from third-party traffic channels in 2022, compared with 49.6% in 2021. We have instead leveraged major live-streaming and short-video platforms to distribute our in-depth video content to acquire consumers, and are exploring a 1-on-1 consumer service model. These efforts have helped diversify our consumer acquisition channels and expand consumer reach.

Our consumer base experienced continued growth and diversification in the past three years. As of December 31, 2020, 2021 and 2022, the cumulative number of paying insurance consumers was approximately 19.2 million, 28.2 million and 30.1 million.

First year premium per consumer

As the consumers’ awareness for health protection and insurance products in China were still substantially lower than in developed countries, many insurance consumers on our platform start with purchases of short-term products. We began to offer long-term health and life insurance products at the end of 2018, and we have been endeavoring to raise consumer awareness, and demonstrate the value and importance of long-term health and life insurance through our interactions with them. The long-term health and life insurance products accounted for 16.2% and 28.8% of the FYP generated through us in 2021 and 2022, respectively. The FYP per policy of long-term health and life insurance products increased from RMB4,181 in 2021 to RMB5,004 in 2022.

In addition to the growth in the premium per policy of long-term health and life insurance products, the number of policies per consumer grew from 1.5 in 2021 to 1.7 in 2022. We believe that consumers choose our platform and repeat their purchases on our platform mainly because of the abundant product offerings, attractive product prices and the consumer-friendly features of products offered at our platform. We work with insurance carriers, our customers, to design and develop tailor-made insurance products for consumers leveraging our cutting-edge technology. As of December 31, 2022, we offered 775 insurance products on our platform, as compared with 364 as of December 31, 2021, and over 90% of the FYP generated through us was contributed by our exclusive customized insurance products in 2022.

We have placed more emphasis on service quality to enhance consumer experience. We provide comprehensive insurance protection plans that cover the life cycle of our consumers and their family members. By analyzing our consumer profiles and lifecycle, our online operation scenarios empower our online consultants team to provide our consumers with flexible, dynamic and comprehensive protection solutions, thereby maximizing the life time value of users. As we continue to cultivate the uncovered protection needs of consumers in the non-first-tier cities, the paying insurance consumers from non-first-tier cities accounted for approximately 93% of our total paying insurance consumers in 2022. In addition, our consumer base has become younger. As of December 31, 2020, 2021, and 2022, 29.6%, 31.6% and 45.9% of our insurance consumers were under 40 years old, respectively, and the FYP contributed by consumers under 40 years old represented 30.4% of total FYP generated through us in 2022.

As a result of the above, the FYP per consumer, excluding Hui Min Insurance, increased from RMB1,404 in 2021 and further increased to RMB1,416 in 2022.

Cooperation with insurance carriers

We cooperate with insurance carriers to offer their standard insurance products or to design and develop tailor-made insurance products, and our relationship with insurance carriers is crucial to our success. As of December 31, 2022, we had established business cooperation with 78 insurance carriers. Our large consumer base and strong business development capabilities allow us to negotiate favorable terms in our business cooperation with insurance carriers. We need to keep the growth of our business, brand influence, value-added technology service capabilities and risk management capabilities so as to strengthen and deepen the cooperation with our existing insurance carriers. We also plan to expand our claim review service to cover the long-term insurance products and deepen the cooperation with long-term insurance product suppliers.

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

Our total operating costs and expenses as a percentage of net operating revenue increased from 116.4% in 2020 to 158.0% in 2021 and decreased to 82.9% in 2022, within which general and administrative expenses as a percentage of net operating revenue increased from 13.4% in 2020 to 16.5% in 2021 and decreased to 13.9% in 2022. Our general and administrative expenses for year 2020, 2021 and 2022 included share-based compensation expenses of RMB210.0 million, RMB190.3 million, RMB80.4million (US$11.7 million), respectively. We pay marketing fees to our third-party traffic channel, and sales and marketing expenses represented 70.4% in 2020, 96.8% in 2021 and 22.3% in 2022 of total net operating revenue. We select third-party traffic channels and further optimize our consumer acquisition channels to reduce such operating costs as a percentage of our total revenues. Furthermore, we have invested in technology to accumulate and process multi-dimensional consumer data and transaction data, and we plan to conduct in-depth analysis as analysis of consumer needs will contribute to our consumer acquisition and conversion, product design and risk management capabilities, which in turn improves our overall operational margin. In addition, we have built up our CRM system to increase sales operating efficiency and better manage the sales personnel to reduce cost.

Key Components of Results of Operations

Operating revenue, net

We generate net operating revenue primarily from (i) providing insurance brokerage services to insurance carriers, (ii) providing technical services to insurance carriers and other insurance brokerage or agency companies through our platforms, (iii) crowdfunding service fees from operating Waterdrop Medical Crowdfunding, and (iv) digital clinical trial solution income, mainly deriving from matching qualified and suitable patients for enrollment in clinical trials for biopharmaceutical companies and leading biotechnology companies, and (v) membership fees and management fees from operating the mutual aid plans prior to our discontinuation of the mutual aid business in March 2021. The following table sets forth the breakdown of our operating revenue, in amounts and as percentages of operating revenue for the years presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	(%)	RMB	(%)	RMB	US$	(%)
	(in thousands, except for percentage data)
Operating revenue, net:
Brokerage income
Short-term insurance brokerage income	2,045,191	67.6	2,037,677	63.6	1,628,902	236,169	58.1
Long-term insurance brokerage income	650,129	21.5	789,790	24.6	714,426	103,582	25.5

Subtotal	2,695,320	89.1	2,827,467	88.2	2,343,328	339,751	83.6

Technical service income	194,130	6.4	243,542	7.6	215,832	31,293	7.7
Crowdfunding service fees	—	—	—	—	155,803	22,589	5.6
Digital clinical trial solution income	—	—	566	0.0	59,456	8,620	2.1
Management fee income	109,828	3.6	2,745	0.1	—	—	—
Other revenues	28,670	0.9	131,594	4.1	27,349	3,965	1.0

Total	3,027,948	100.0	3,205,914	100.0	2,801,768	406,218	100.0

Brokerage income. We derive brokerage income primarily from commission fees generated from distributing insurance products underwritten by insurance carriers through our Waterdrop Insurance Marketplace. The commission fees we are entitled to receive are based on a percentage of the premiums our insurance consumers pay insurance carriers. Commission fee rates generally depend on the type of insurance products and the particular insurance carriers. Commission fees for each insurance policy, taking into account the estimated premium retention rate data, are recognized as our revenue upon policy effective dates. We believe FYP is a strong indicator of brokerage income because it better demonstrates the brokerage income potential we may generate for an insurance policy. For certain long-term insurance policies sold, we are also entitled to a performance bonus from insurance companies if the retention rate for a certain period exceeds a predetermined percentage, or if its FYP exceeds a predetermined amount. We may also be asked to refund some commission to insurance companies if the retention rate for a certain period falls below a predetermined percentage. The bonus or the refund is contingent on the occurrence (or non-occurrence) of a future event.

Technical service income. We derive technical service income primarily from providing technical services to certain insurance brokerage or agency companies through our CRM system. We also provide marketing services to certain companies on our various website channels and apps. In addition, we provide risk management services to certain insurance companies. We are exploring to broaden our technical service offerings and diversify our technical service income sources.

Management fee income. Management fee income primarily consists of: (i) the membership fees we collected from upgraded mutual aid plan participants. The participants who paid such membership fees are entitled to enroll in our upgraded mutual aid plans and receive premium services, such as higher payout limit for payouts, multiple payouts, and consumer service by dedicated representatives. The membership fees are initially recorded as deferred revenue (for recurring members) and consumer advances (for new members). Revenue is recognized ratably over the term of the respective service period; and (ii) the management fee we charge as a percentage of each approved payout from payout applicants (excluding upgraded mutual aid plan participants), primarily to cover the costs we incurred in connection with verifying the facts associated with each payout, which is recognized overtime as the payout processing services are performed. In March 2021, we ceased the Waterdrop Mutual Aid operation and the corresponding management fee income ceased to be a revenue stream for us.

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

As of December 31, 2022, we had accrued the cost of medical expense coverage of RMB15.0 million (US$2.2 million) and the cost of one-year health insurance coverage of RMB101.3 million (US$14.6 million). RMB19.9 million (US$2.9 million) was accounted for as a reduction of management fee revenue previously recognized for each participant to the extent of the cumulative amount earned until March 26, 2021. RMB96.4 million (US$14.0 million) was recorded as operating costs.

Crowdfunding service fees. Crowdfunding services primarily consist of providing technical and internet support, managing and reviewing the crowdfunding campaigns, and facilitating the collection and transfer of funds to the patients. From April 2022, we started to charge a crowdfunding service fee of 3% of the funds raised, up to a maximum amount of RMB5,000, for a single campaign, and the service fee is payable to us only upon the successful withdrawal of the funds by the patient.

Digital clinical trial solution income. We derive digital clinical trial solution income primarily from matching qualified and suitable patients for enrollment in clinical trials for our customers that mainly include biopharmaceutical companies and leading biotechnology companies. We enter into patient recruitment contracts with these customers to match qualified patients with optimal suitability for enrollment in clinical trials. We typically charge a fixed unit price per successful match.

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

Operating costs and expenses

Our operating costs and expenses consist of operating costs, sales and marketing expenses, general and administrative expenses, research and development expenses. The following table sets forth the breakdown of our total operating costs and expenses, in amounts and as percentages of net operating revenue for each of the years presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
		(in thousands, except for percentage data)
Operating costs and expenses:
Operating costs.	742,258	24.5	1,054,475	32.9	1,019,362	147,794	36.4
Sales and marketing expenses	2,130,535	70.4	3,104,769	96.8	624,478	90,541	22.3
General and administrative expenses	407,171	13.4	530,522	16.5	388,651	56,349	13.9
Research and development expenses	244,230	8.1	378,990	11.8	291,290	42,233	10.3

Total operating costs and expenses:	3,524,194	116.4	5,068,756	158.0	2,323,781	336,917	82.9

Operating costs. Operating costs primarily consists of (i) payroll and related expenses for insurance agents and customer service personnel, (ii) transaction fees charged by third-party payment platforms relating to insurance brokerage services, (iii) costs for medical expenses and one-year health insurance coverage we offered related to termination of the Waterdrop Mutual Aid business in March 2021, (iv) charges for the usage of the server and cloud service incurred for operational support of the platforms, and the expenses of facilities and equipment, such as depreciation expenses, rental and others, attributed to our principal operations, (v) costs for patient recruitment consultants team, and (vi) costs for the crowdfunding consultants team and cost related to the information review and investigation of medical crowdfunding campaigns as we started to generate revenue from crowdfunding service fees since April 2022. We expect our operating costs to increase in absolute terms as our scale of business grows. However, as we improve the operating efficiency of our platform and achieve more economies of scale, we expect our operating costs as a percentage of our net operating revenue will decrease in the foreseeable future.

Sales and marketing expenses. Our sales and marketing expenses primarily consist of (i) marketing expenses for user acquisition and brand building, (ii) payroll and related expenses for employees involved in sales and marketing functions, and (iii) the associated expenses of facilities and equipment, such as depreciation expenses, rental and others.

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

PRC

Our subsidiaries, the consolidated VIEs and subsidiaries of the VIEs established in the PRC are mainly subject to statutory income tax at a rate of 25%. Certain enterprises benefit from a preferential tax rate of 15% under the Enterprise Income Tax Law (“EIT Law”) if they qualify as high and new technology enterprises (“HNTE”). Certain enterprises are qualified as “small enterprises with low profits” and thus enjoyed a preferential income tax rate of 20% for 2022.

The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered resident enterprises for the PRC income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered as PRC resident enterprises if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, we do not believe that our entities organized outside of the PRC should be treated as resident enterprises for the PRC income tax purposes. If the PRC tax authorities subsequently determine that our Company and our subsidiaries registered outside the PRC should be deemed resident enterprises, our Company and our subsidiaries registered outside the PRC will be subject to the PRC income tax, at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between the mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company thereby resulting in deferred tax liabilities to account for future withholding taxes. All FIEs are subject to the withholding tax from January 1, 2008. The presumption may be overcome if we have sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely. We did not record any deferred tax liabilities for dividend withholding tax, as we have no retained earnings for the years ended December 31, 2020, 2021 and 2022. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our net operating revenue for the periods presented.

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage data)
Operating revenue, net	3,027,948	100.00	3,205,914	100.0	2,801,768	406,218	100.0
Operating costs and expenses
Operating costs	(742,258)	(24.5)	(1,054,475)	(32.9)	(1,019,362)	(147,794)	(36.4)
Sales and marketing expenses(1)	(2,130,535)	(70.4)	(3,104,769)	(96.8)	(624,478)	(90,541)	(22.3)
General and administrative expenses	(407,171)	(13.4)	(530,522)	(16.5)	(388,651)	(56,349)	(13.9)
Research and development expenses	(244,230)	(8.1)	(378,990)	(11.8)	(291,290)	(42,233)	(10.3)

Total operating costs and expenses:	(3,524,194)	(116.4)	(5,068,756)	(158.0)	(2,323,781)	(336,917)	(82.9)

Operating (loss)/profit	(496,246)	(16.4)	(1,862,842)	(58.0)	477,987	69,301	17.1

Other income/(expenses)
Interest income	26,515	0.9	48,662	1.5	81,713	11,847	2.9
Fair value change of warrant	(150,685)	(5.0)	—	—	—	—	—
Foreign currency exchange (loss)/gain	(1,335)	(0.0)	9,349	0.3	4,064	589	0.1
Others, net	8,052	0.3	9,764	0.3	66,929	9,704	2.4

(Loss)/Profit before income tax, and share of results of equity method investee	(613,699)	(20.2)	(1,795,067)	(55.9)	630,693	91,441	22.5

Income tax (expense)/benefit	(50,155)	(1.7)	220,987	6.9	(22,976)	(3,331)	(0.8)
Share of results of equity method investee	(15)	(0.0)	—	—	—	—	—
Net (loss)/profit attributable to Waterdrop Inc	(663,869)	(21.9)	(1,574,080)	(49.0)	607,717	88,110	21.7

Deemed dividend on modification on preferred shares	(67,975)	(2.2)	—	—	—	—	—
Deemed dividend upon issuance of warrants	(90,268)	(3.0)	—	—	—	—	—
Preferred shares redemption value accretion	(285,668)	(9.4)	(152,287)	(4.8)	—	—	—

Net (loss)/profit attributable to ordinary shareholders	(1,107,780)	(36.5)	(1,726,367)	(53.8)	607,717	88,110	21.7

Other comprehensive (loss)/income:
Foreign currency translation adjustment	(14,008)	(0.5)	(36,640)	(1.1)	129,563	18,785	4.6
Unrealized gains on available for sale investments, net of tax	1,724	0.1	192	0.0	174	25	0.0

Total comprehensive (loss)/income	(676,153)	(22.3)	(1,610,528)	(50.1)	737,454	106,920	26.3

Notes

(1)	The breakdown of sales and marketing expenses is as follows:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Marketing expenses for user acquisition and brand building	1,743,014	2,232,942	120,471	17,467
Payroll and related expenses for employees	210,308	295,434	316,795	45,931
Expenses of facilities and equipment	17,274	21,023	22,133	3,209
Outsourced sales and marketing service fee to third parties	94,218	507,421	149,249	21,639
Others	65,721	47,949	15,830	2,295

Total sales and marketing expenses	2,130,535	3,104,769	624,478	90,541

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Operating revenue, net

Our net operating revenue decreased by 12.6% from RMB3,205.9 million for 2021 to RMB2,801.8 million (US$406.2 million) in 2022, which was primarily due to the decrease in net operating revenue from brokerage income, technical service income and other revenues, partially offset by the increase in net operating revenue from crowdfunding service fees and digital clinical trial solution income.

The net operating revenue from brokerage income decreased by 17.1% from RMB2,827.5 million in 2021 to RMB2,343.3 million (US$339.8 million) in 2022, which was mainly due to the decrease in the FYP generated through our platform from RMB16,363 million in 2021 to RMB6,890 million in 2022 as we have proactively adjusted our consumer acquisition strategy to reduce reliance on third-party consumer acquisition channels which led to the decrease in the number of new consumers, partially offset by optimized product mix with more long-term insurance products, the FYP from which accounted for approximately 16.2% and 28.8% of the total FYP generated through us in 2021 and 2022, and the FYP per policy of long-term insurance products increased from RMB4,181 in 2021 to RMB5,004 in 2022.

The net operating revenue from technical service income decreased from RMB243.5 million in 2021 to RMB215.8 million (US$31.3 million) in 2022, primarily due to the decrease of RMB30.0 million of referral services to insurance brokerage or agency companies as a result of the decrease in the number of users referred by us.

We recorded net operating revenue from crowdfunding service fees of RMB155.8 million (US$22.6 million) in 2022. Since April 7, 2022, our crowdfunding platform has ceased to fully subsidize the related cost and started to charge a service fee of 3% of the funds raised, up to a maximum amount of RMB5,000 for a single campaign.

The net operating revenue from digital clinical trial solution income increased from RMB0.6 million in 2021 to RMB59.5 million (US$8.6 million) in 2022, mainly due to the increase in the number of patients successfully enrolled from 129 in 2021 to 2,846 in 2022.

Operating costs and expenses

Our total operating costs and expenses decreased by RMB2,745.0 million, or 54.2%, from RMB5,068.8 million in 2021 to RMB2,323.8 million (US$336.9 million) in 2022, which was mainly due to the effective cost control measures taken since the third quarter of 2021.

Operating costs

Our operating costs decreased by 3.3% from RMB1,054.5 million in 2021 to RMB1,019.4 million (US$147.8 million) in 2022, which was mainly due to RMB219.9 million decrease in personnel cost for our insurance consultants and insurance agents team, partially offset by an increase of RMB181.8 million, mainly because we recorded the costs in relation to the crowdfunding consultants team as operating costs rather than sales and marketing expense, as we started to charge crowdfunding service fees and record net operating revenue from crowdfunding service since April 2022.

Sales and marketing expenses

Our sales and marketing expenses decreased by 79.9% from RMB3,104.8 million in 2021 to RMB624.5 million (US$90.5 million) in 2022, which was mainly due to (i) RMB2,112.5 million decrease in marketing expenses to third-party traffic channels as part of our cost control measures, and (ii) RMB358.2 million decrease in outsourced sales and marketing service fee to third parties.

General and administrative expenses

Our general and administrative expenses decreased by 26.7% from RMB530.5 million in 2021 to RMB388.7 million (US$56.4 million) in 2022, which was mainly due to (i) a decrease of RMB109.8 million in share-based compensation expenses, (ii) a RMB21.2 million decrease in personnel cost, both of which were as a result of our cost control measures, and (iii) a decrease of RMB39.0 million impairment loss over prepayment for the year of 2021, and partially offset by an increase of RMB23.5 million allowance for doubtful accounts for the year of 2022.

Research and development expenses

Our research and development expenses decreased by 23.1% from RMB379.0 million in 2021 to RMB291.3 million (US$42.2 million) in 2022. The decrease was primarily due to RMB66.0 million decrease in research and development personnel costs.

Interest income

Our interest income increased substantially from RMB48.7 million in 2021 to RMB81.7 million (US$11.8 million) in 2022. The increase was mainly due to the increase in our bank balance and short-term investments as a result of the positive cash flow generated from our business operations.

Net loss/profit

As a result of the foregoing, our net profit for the year of 2022 was RMB607.7 million (US$88.1 million), compared to a net loss of RMB1,574.1 million for the year of 2021.

Income tax benefit/(expense)

Income tax expense in 2022 was RMB23.0 million (US$3.3 million), compared with income tax benefit of RMB221.0 million in 2021, which was primarily due to the net operating profit generated in 2022.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Operating revenue, net

Our net operating revenue increased by 5.9% from RMB3,027.9 million for 2020 to RMB3,205.9 million in 2021, which was primarily due to the increase in net operating revenue from brokerage income and technical service income, partially offset by the decrease in net operating revenue from management fee income.

The net operating revenue from brokerage income increased by 4.9% from RMB2,695.3 million in 2020 to RMB2,827.5 million in 2021, which was mainly due to the (i) increase in the FYP generated through our platform from RMB14,426 million in 2020 to RMB16,363 million in 2021, and (ii) optimized product mix with more short-term health insurance products, the FYP from which accounted for approximately 82.6% and 83.8% of the total FYP generated through us in 2020 and 2021, and consequently the FYP per policy increased from RMB819.1 in 2020 and further to RMB866.4 in 2021. The rapid growth of FYP was in turn driven by increase of insurance consumers and the increase of FYP per consumer from RMB1,143.2 in 2020 to RMB1,313.3 in 2021.

The net operating revenue from management fee income decreased by 97.5% from RMB109.8 million in 2020 to RMB2.7 million in 2021, which was mainly due to the cessation of the mutual aid business at the end of March 2021.

The net operating revenue from technical service income increased from RMB194.1 million in 2020 to RMB243.5 million in 2021, primarily due to the increase of RMB43.7 million of technical services to insurance brokerage or agency companies as a result of more users referred by us.

Operating costs and expenses

Our total operating costs and expenses increased by RMB1,544.6 million, or 43.8%, from RMB3,524.2 million in 2020 to RMB5,068.8 million in 2021, which was mainly due to the business expansion.

Operating costs

Our operating costs increased by 42.1% from RMB742.3 million in 2020 to RMB1,054.5 million in 2021, which was mainly due to (i) RMB148.5 million increase in personnel cost as our insurance agents and consultants, payout investigation and customer service team rapidly increased to support the business growth, (ii) RMB73.2 million increase in professional and outsourced customer service fee in line with our growing business, and (iii) the cost of RMB76.8 million incurred in relation to the cessation of the Waterdrop Mutual Aid business.

Sales and marketing expenses

Our sales and marketing expenses increased by 45.7% from RMB2,130.5 million in 2020 to RMB3,104.8 million in 2021, which was mainly due to (i) RMB489.9 million increase in marketing expenses to third-party traffic channels as a result of our business expansion and branding promotion, and (ii) RMB413.2 million increase in outsourced sales and marketing service fee to third parties, and (iii) RMB85.1 million increase in payroll and related expenses for employees involved in sales and marketing functions.

General and administrative expenses

Our general and administrative expenses increased by 30.3% from RMB407.2 million in 2020 to RMB530.5 million in 2021, which was mainly due to (i) RMB79.0 million increase in professional service fees and personnel cost, in particular share-based compensation expenses, as a result of our growing business, and (ii) RMB39.0 million increase in impairment loss over prepayment.

Research and development expenses

Our research and development expenses increased by 55.2% from RMB244.2 million in 2020 to RMB379.0 million in 2021. The increase was mainly attributable to RMB124.5 million increase in research and development personnel cost and share-based compensation expenses, which was due to the growth of our research and development team as we continue to strengthen our technological capabilities.

Interest income

Our interest income increased substantially from RMB26.5 million in 2020 to RMB48.7 million in 2021. The increase was mainly attributable to increase in cash balance as a result of the receipt of proceeds from the completion of our IPO in May 2021 and interest income from our short-term investments.

Net loss

As a result of the foregoing, our net loss increased by 137.1% from RMB663.9 million in 2020 to RMB1,574.1 million in 2021.

Income tax benefit/(expense)

Income tax benefit in 2021 was RMB221.0 million, compared with income tax expense of RMB50.2 million in 2020, which was primarily due to an increase of net operating losses that can be carried forward to future years.

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

For certain long-term insurance products sold, we are also entitled to a performance bonus from insurance carriers if the retention rate for certain periods exceeds a predetermined percentage, or if its FYP exceeds a predetermined amount. We may also be asked to refund some commission to insurance companies if the retention rate for a certain period falls below a predetermined percentage. As the consideration for the bonus or the refund is contingent on the occurrence (or nonoccurrence) of a future event, the bonus or the refund represents variable consideration. Consistent with the policy described above, we use the expected value method to estimate the variable consideration and may constrain the estimate to the extent that it is probable that a significant reversal of revenue in the future will not occur.

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

B. Liquidity and Capital Resources

We had net cash used in operating activities of RMB777.1 million in 2020, RMB1,096.7 million in 2021, and net cash provided by operating activities of RMB765.7 million (US$111.0 million) in 2022, respectively. Our primary sources of liquidity have been proceeds from preferred share issuances in 2019 and 2020, and our IPO in May 2021. As of December 31, 2022, we had RMB1,574.2 million (US$228.2 million) in cash and cash equivalents, of which approximately 71.4% were held in Renminbi and the remainder was mainly held in U.S. dollars.

We believe our cash on hand will be sufficient to meet our current and anticipated needs for working capital and capital expenditure requirement for at least the next 12 months.

Our restricted cash was RMB261.4 million, RMB667.7 million and RMB517.4 million (US$75.0 million) as of December 31, 2020, 2021 and 2022, respectively. Our restricted cash primarily consists of premiums collected by us from the insurance consumers in a fiduciary capacity until disbursed to the insurance carriers. Restricted cash also includes guarantee deposits. We pay guarantee deposit required by China Banking and Insurance Regulatory Commission in order to protect insurance premium appropriation by insurance broker and agency. Furthermore, guarantee deposit for foreign exchange settlement was paid in 2020 to a commercial bank in order to carry out foreign exchange settlement.

Our accounts receivable represents primarily brokerage commission fee receivable from insurance carriers and technical service fees receivable from insurance carriers. As of December 31, 2020, 2021 and 2022, our accounts receivable were RMB539.8 million, RMB643.8 million and RMB675.8 million (US$98.0 million), respectively.

Our contract assets are recorded for arrangements when we have provided the insurance brokerage services but for which the related commission payments are not yet due. Contract assets represent primarily the brokerage commission fee that is contingent upon the future premium payment of the insurance policy holders and retention-based bonus. As of December 31, 2020, 2021 and 2022, our contract assets were RMB848.6 million, RMB593.5 million and RMB553.7 million (US$80.3 million), respectively.

Our prepaid expense and other assets represent primarily (i) the fund receivable from external payment service providers through which we collect and transfer insurance premiums to insurance carriers, and donors’ donation received by our external payment service provider prior to those being transferred to custodian bank, and (ii) the advances to suppliers, such as the prepayments to third-party traffic channels. As of December 31, 2020, 2021 and 2022, our prepaid expense and other assets were RMB651.1 million, RMB369.8 million and RMB342.5 million (US$49.7 million), respectively.

Insurance premium payables represent insurance premiums we collected on behalf of insurance carriers from the insurance consumers but have not yet been remitted to insurance carriers as of the balance sheet dates. As of December 31, 2020, 2021 and 2022, our insurance premium payables were RMB607.3 million, RMB685.0 million and RMB516.7 million (US$74.9 million), respectively.

Our accrued expenses and other current liabilities represent primarily (i) accrued marketing and selling expenses, (ii) payroll and welfare payable, and (iii) payable related to medical crowdfunding business, which mainly represents the funds we collected through the third-party payment platforms that has not been transferred to custodian bank. Our accrued expenses and other current liabilities were RMB595.6 million, RMB498.8 million and RMB584.1 million (US$84.7 million) as of December 31, 2020, 2021 and 2022, respectively.

Although we consolidate the results of the VIEs, we only have access to the assets or earnings of the VIEs through our contractual arrangements with the VIEs and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

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

The following table sets forth the movements of our cash flows for the periods presented:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
		(in thousands)
Selected Consolidated Cash Flow Data:
Net cash (used in)/provided by operating activities	(777,108)	(1,096,652)	765,705	111,017
Net cash used in investing activities	(1,217,701)	(846,898)	(139,819)	(20,272)
Net cash provided by/(used in) financing activities	2,050,890	2,119,670	(57,457)	(8,330)
Effect of exchange rate changes on cash and cash equivalents	(26,884)	(14,086)	37,723	5,469

Net increase in cash and cash equivalents and restricted cash	29,197	162,034	606,152	87,884
Total cash and cash equivalents and restricted cash at beginning of year	1,294,152	1,323,349	1,485,383	215,360

Total cash and cash equivalents and restricted cash at end of year	1,323,349	1,485,383	2,091,535	303,244

Operating activities

Net cash provided by operating activities in 2022 was RMB765.7 million (US$111.0 million). The difference between the net profit of RMB607.7 million (US$88.1 million) and positive operating cash flow of RMB765.7 million was non-cash expenses items such as share-based compensation expenses of RMB112.0 million, and depreciation of property, equipment and software of RMB22.8 million, and changes in working capital accounts, which mainly include (i) RMB168.4 million decrease in insurance premium payables, (ii) RMB42.8 million increase in accounts receivable, partially offset by (i) RMB85.1 million decrease in prepaid expense and other assets, (ii) RMB85.0 million increase in accrued expenses and other current liabilities, and (iii) RMB39.8 million decrease in contract assets.

Specifically, the decreases in insurance premium payables and contract assets were primarily due to the downsize in the FYP generated through our platform in 2022, which was due to the decrease in the number of new consumers resulting from our reduced reliance on third-party user acquisition channels in 2022. The increase in accounts receivable was primarily due to the increase of turnover days. The decrease in prepaid expense and other assets was primarily due to the decrease in fund receivable from external payment service providers through which we collect various fund in our operation. The increase in accrued expenses and other current liabilities was primarily due to the increase in the accrued customer service expense payable to third-party companies.

Net cash used in operating activities in 2021 was RMB1,096.7 million. The difference between the net loss of RMB1,574.1 million and negative operating cash flow of RMB1,096.7 million was the result of additional cash of RMB191.9 million generated due to changes in working capital accounts, and adding back non-cash expenses items such as share-based compensation expenses of RMB226.2 million, and depreciation of property, equipment and software of RMB17.9 million. The changes in working capital accounts mainly include (i) RMB255.1 million decrease in contract assets, (ii) RMB254.8million decrease in prepaid expense and other asset, partially offset by (i) RMB213.1 million decrease in deferred tax liabilities, (ii) RMB104.1 million increase in accounts receivable, and (iii) RMB52.0 million decrease in accrued expenses and other current liabilities.

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

Investing activities

Net cash used in investing activities in 2022 was RMB139.8 million (US$20.3 million), consisting primarily of net cash prepaid for investments, and net cash used in purchase of short-term investment products.

Net cash used in investing activities in 2021 was RMB846.9 million, consisting primarily of net cash used in purchase of short-term investment products, and cash paid for purchase of property, equipment and software.

Net cash used in investing activities in 2020 was RMB1,217.7 million, consisting primarily of net cash used in purchase of short-term investment products, net cash used to acquire Tairui Insurance Agency Co., Ltd. and cash paid for purchase of property, equipment and software.

Financing activities

Net cash used in financing activities in 2022 was RMB57.5 million (US$8.3 million), consisting primarily of the payment in connection with the share repurchase program.

Net cash provided by financing activities in 2021 was RMB2,119.7 million, consisting primarily of net proceeds from our IPO, partially offset by the payment of share repurchase program.

Net cash provided by financing activities in 2020 was RMB2,050.9 million, consisting primarily of net proceeds from issuance of convertible redeemable preferred shares.

Material cash requirements

Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include our capital expenditures, operating lease commitments, and financing lease commitments.

Our capital expenditures primarily represent cash paid for purchase of property, equipment and software. We made capital expenditures of RMB26.7 million, RMB35.7 million and RMB11.9 million (US$1.7 million) in 2020, 2021 and 2022, respectively. We will continue to make capital expenditures to meet the expected growth of our business.

Our operating lease commitments and financing lease commitments consist of the commitments under the lease agreements for our office premises and certain office equipment. Contractual obligation as of December 31, 2022 for our operating lease commitments and financing lease commitments amounted to RMB14.7 million (US$2.1 million) and RMB75.0 thousand (US$10.9 thousand), respectively.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022.

Holding Company Structure

Our Company, Waterdrop Inc., is a holding company with no material operations of its own. We conduct our operations primarily through our WFOE and the VIEs. As a result, the ability of Waterdrop Inc. to pay dividends depends upon dividends paid by our WFOE.

If our WFOE or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our WFOE is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our WFOE and the VIEs is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our WFOE may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the VIEs may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2022, as our WFOE, almost all other PRC subsidiaries, the VIEs and the subsidiaries of the VIEs are all in an accumulated loss position, no statutory reserve was appropriated. Our WFOE has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve fund.

C. Research and Development

See “Item 4. Information on the Company—B. Business Overview— Technology and Infrastructure” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E. Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies, Judgments and Estimates.”

F. Safe Harbor

See “Forward-Looking Information” on page 2 of this annual report.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors.

Directors and Executive Officers	Age	Position/Title
Peng Shen	35	Chairman of the Board of Directors and Chief Executive Officer
Guang Yang	37	Director, Vice President of Finance and General Manager of International Business
Wei Ran	36	Director and General Manager of Insurance Technology Business
Haiyang Yu	39	Director
Kai Huang	36	Director
Wenjie Guan	38	Director
Heping Feng	63	Independent Director
Chenyang Wei	50	Independent Director
Ning Zhu	49	Independent Director
Zetao Zhu	41	General Manager of Crowdfunding and Pharmatech Business
Xiaolei Sun	36	Vice President of Human Resources and Organization Development
Xiaobo Zhou	42	Head of Research and Development
Nian Liu	35	Head of Legal
Hui Teng	44	Chief Actuary

Dr. Peng Shen is our founder, and has served as the chairman of our board of directors and chief executive officer since our inception, and is responsible for the overall strategy and business operations of Waterdrop. Dr. Shen has extensive experience and expertise in the technology and internet sectors in China. Prior to founding Waterdrop in 2016, in January 2010, Dr. Shen joined Meituan (HKSE: 03690), a leading e-commerce platform in China, at its early stage, as one of its earliest management members. He was also one of the founding team members of Meituan Waimai, which provides food delivery services. Dr. Shen participated in the entrepreneurship of Meituan Waimai from scratch since July 2013, where he was responsible for internet R&D, formulating operational rules, and establishing and managing the business system, helping Meituan Waimai develop into one of the most popular apps in China. In honor of his contributions to China’s insurtech industry, innovative pharmaceutical CRO industry and other fields, as well as the establishment and operation of Waterdrop, Dr. Shen was awarded Zhongguancun High-end Leading Entrepreneurial Talent Certificate by Beijing Municipal Science and Technology Commission in 2019, named to Fortune China’s list of the “2020 40 under 40 in China” and World Economic Forum’s list of “2022 Young Global Leaders,” and awarded “Beijing Model-Rural Revitalization, Support and Cooperation Pioneer” by Beijing Municipal Government. Currently, Dr. Shen is also the Vice President of Beijing Chaoyang District High-tech Enterprise Association, a member of the School Affairs Council of HKU Business School, a member of the Standing Committee of the Beijing Federation of Industry and Commerce, a deputy director of the Overseas Scholars and Overseas Chinese Sector of the Beijing Youth Federation, and Vice President of Alumni Association of Zhejiang University-Hong Kong Polytechnic University Joint Center. Dr. Shen received a master’s degree in retail management from NEOMA Business School in France, an EMBA from Tsinghua University School of Economics and Management, and a PhD in Hotel and Tourism Management from The Hong Kong Polytechnic University.

Mr. Guang Yang is our co-founder, and has served as our director, vice president of finance since June 2022 and general manager of international business since March 2023. Mr. Yang also served as general manager of insurance marketplace from November 2016 to March 2023. Mr. Yang is responsible for our international business, strategy and commercial insights as well as our accounting, financial and internal control matters. Prior to co-founding Waterdrop in April 2016, Mr. Yang served as the director of the strategy and investment department of Meituan (HKSE: 03690) from March 2015 to August 2016. Prior to that, Mr. Yang served as a senior manager at CEC Capital Group and served as a senior consultant of the merger and acquisition transaction service team at Deloitte Touche Tohmatsu Limited. Mr. Yang received an honors degree in actuarial science specializing in finance from the University of Waterloo.

Mr. Wei Ran has served as our director and general manager of the insurance technology business since March 2023. He joined us in June 2016 as head of strategy and business analysis and was responsible for establishing our strategy and business analysis system and exploring new business initiatives since then. Before joining us, he worked as senior strategy analyst at Meituan Waimai, the food and grocery delivery business of Meituan (HKSE: 3690), from July 2015 to June 2016, where he was responsible for strategy and business analysis. Prior to that, he worked at Accenture Consulting, which provides consulting services to various enterprise clients, as a strategic consultant from July 2013 to June 2015, and participated in a number of digitalization projects for large and medium-sized enterprises in the energy and financial industries. Mr. Ran obtained a bachelor’s degree in Economics from Shanghai Jiaotong University in June 2009, and a master’s degree in Software Engineering from Peking University in June 2013.

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

Ms. Wenjie Guan has served as our director since September 2022. Ms. Guan currently serves as Head of Principal Investments and Acquisitions North Asia at Swiss Re, one of the world’s leading providers of reinsurance, insurance and other forms of insurance-based risk transfer. Prior to joining Swiss Re in May 2016, Ms. Guan had eight years of experience in investment banking and served at Macquarie, UBS and Jefferies. Ms. Guan received a master’s degree in Engineering with first class honors from the University of Oxford and is a CFA charterholder.

Mr. Heping Feng has served as our independent director since May 2021. Mr. Feng has served as the chairman of Beijing Daohexin Management Consulting Co., Ltd. since September 2017. From September 2014 to March 2017, Mr. Feng served as a senior advisor in PricewaterhouseCoopers. From April 2011 to August 2014, Mr. Feng served as the vice chairman of Morgan Stanley (China). Prior to joining Morgan Stanley (China), Mr. Feng was an audit partner in PricewaterhouseCoopers from 1997 to 2011. From 1993 to 1997, Mr. Feng served as an audit manager in Arthur Andersen LLP. From 1985 to 1993, Mr. Feng served as an auditor in China Accounting and Financial Management Consulting Company. Mr. Feng currently serves as an independent director of Tahoe Life Insurance Company Limited, Tahoe Life Insurance Company (Macau) Limited and Yinhua Fund Management Co., Ltd. Mr. Feng received a bachelor’s degree in accounting from Shanxi University of Finance and Economics in 1982 and a master’s degree in western accounting from the Institute of Fiscal Science, Ministry of Finance of the PRC in 1985. He is a Certified Public Accountant in China.

Mr. Chenyang Wei has served as our independent director since May 2021. Mr. Wei has served as the Associate Dean of Institute for Fintech Research, Tsinghua University and Director of China Insurance and Pension Research Center, the National Institute of Financial Research, Tsinghua University PBC School of Finance since April 2019. From December 2016 to March 2019, Mr. Wei served as a senior managing director and chief U.S. economist in Zenity Asset Management Inc., a silicon valley based asset management firm focusing on multi-sector asset allocation in the U.S. financial market. Prior to joining Zenity, Mr. Wei served as a director and head of credit research at AIG from August 2012 to December 2016. From June 2011 to August 2012, Mr. Wei was a senior economist with Federal Reserve Bank of Philadelphia. From 2006 to 2011, Mr. Wei was an economist with Federal Reserve Bank of New York. Mr. Wei is also an independent director of PICC Property and Casualty Company Limited (HKSE: 2328), HSBC Life Insurance Company Limited, and China Index Holdings Limited (NASDAQ: CIH). Mr. Wei received a bachelor’s degree in finance from Tsinghua University in 1996, a master’s degree in economics from McCombs School of Business, University of Texas at Austin in 2000, and a Ph.D. in finance from Leonard N. Stern School of Business, New York University in 2006.

Mr. Ning Zhu has served as our independent director since May 2022. Mr. Zhu has been a professor of finance and the deputy dean of Shanghai Advanced Institute of Finance of Shanghai Jiaotong University since July 2010. Prior to that, Mr. Zhu was a tenured professor of finance at University of California (Davis) from 2003 to June 2010. Mr. Zhu is also an independent non-executive director of each of China Huarong Asset Management Co., Ltd. (HKEX: 2799) and CHINA BOHAI BANK CO., LTD. (HKEX: 9668), and an independent director of each of Molecular Data Inc. (Nasdaq: MKD), Jinke Property Group Co., Ltd. (SZSE: 000656) and China CITIC Bank International Limited. Mr. Zhu received his bachelor’s degree in international finance from Peking University in 1997, master’s degree in management from Cornell University in 1999, and doctorate degree in finance from Yale University in 2003.

Mr. Zetao Zhu has served as general manager of crowdfunding and pharmatech business since March 2023. He joined us in April 2022 as the general manager of crowdfunding and patient service business. Prior to joining us, Mr. Zhu worked as General Manager of China Region at DiDi Global Inc. from March 2016 to April 2022, where he was responsible for the regional strategy, operation, marketing, public relationship, finance and customer services. Prior to that, he worked as director and head of digital transformation of China region at Capgemini Consulting from April 2014 to February 2016. From July 2005 to March 2014, Mr. Zhu worked at IBM consulting with his last position as senior consultant manager, mainly focusing on application innovation. Mr. Zhu obtained a bachelor’s degree in scientific calculation and computer application from Sun Yat-Sen University in June 2003 and a master’s degree in computer science from Sun Yat-Sen University in June 2005.

Ms. Xiaolei Sun has served as the head of human resources and organization development since January 2021 and is in charge of the human resources and organizational development of our company. Ms. Sun has more than ten years of experience in entrepreneurship and business management for companies in Internet-related industry. Before joining the Company in July 2019, Ms. Sun served as product director at Meituan Waimai, which provides food delivery services, and she was in charge of the Internet-related products, such as products for user and merchant management from March 2014 to July 2019. Prior to that, she worked as a senior product manager at Sohu.com Limited (NASDAQ: SOHU), China’s leading online media, video, and game business group, from June 2010 to February 2014, where she was deeply involved in the incubation and promotion of Sohu News app. She received a bachelor of arts degree and a bachelor of laws degree from Xiamen University in 2008.

Mr. Xiaobo Zhou has served as the head of research and development since October 2020 and is responsible for the operation of research and development department. Prior to joining Waterdrop, Mr. Zhou served as the chief information officer at Beijing Zhongguancun Ronghui Financial Information Service Co., Ltd. from July 2017 to October 2020. Prior to that, Mr. Zhou served as a technology director at X Financial (NYSE: XYF) from June 2015 to May 2017, where he led the research and development team. Previously, Mr. Zhou worked at Baidu Inc. (NASDAQ: BIDU and HKEX: 9888), where he was responsible for the backend development in Baidu’s system security department. Prior to that, Mr. Zhou worked at Tencent (HKEX: 00700) from July 2008 to October 2012. Mr. Zhou received a PhD in communication and information systems from University of Science and Technology of China.

Ms. Nian Liu has served as the head of legal since March 2021. Before joining our company, Ms. Liu served as legal director at Legend Holdings Corporation (HKSE: 03396) from September 2017 to February 2021. Prior to that, Ms. Liu worked at Davis Polk & Wardwell LLP from August 2009 to June 2012 and from October 2013 to January 2017 and at Wilson Sonsini Goodrich & Rosati from February 2017 to July 2017. Ms. Liu obtained her bachelor’s degree of law from Tsinghua University in July 2009 and master’s degree of law from Harvard University in May 2013.

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

B. Compensation

Compensation of Directors and Executive Officers

In 2022, we paid an aggregate of RMB2.8 million (US$0.4 million) in cash to our executive officers, and we paid cash compensation to our non-executive directors of RMB1.0 million (US$0.1 million). We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plans

2018 Share Incentive Plan

In March 2019, our shareholders and board of directors approved the 2018 Share Incentive Plan, as amended and restated, which we refer to as the 2018 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to directors, employees and consultants, and promote the success of our business. The maximum aggregate number of Class A ordinary shares that may be issued under the 2018 Plan is 384,159,746 Class A ordinary shares. As of Mach 31, 2023, options to purchase a total of 179,687,380 Class A ordinary shares and 90,509,970 restricted share units are outstanding under the 2018 Plan.

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

2021 Share Incentive Plan

In April 2021, our shareholders and board of directors approved the 2021 Share Incentive Plan, as amended and restated, which we refer to as the 2021 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to directors, employees and consultants, and promote the success of our business. The maximum aggregate number of Class A ordinary shares that may be issued pursuant to all awards under the 2021 Plan is initially 80,508,501 Class A ordinary shares, plus an annual increase on the first day of each year during the ten-year term of the plan commencing with the year beginning January 1, 2022, by an amount equal to 2% of the total number of shares issued and outstanding on an as-converted fully diluted basis on the last day of the immediately preceding year, or an lessor amount as may be determined by the board of directors. As of March 31, 2023, no award has been granted under the 2021 Plan.

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

Exercise Price. The plan administrator determines the exercise price for each award, which is stated in the award agreement

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

The following table summarizes, as of March 31, 2023, the number of ordinary shares underlying outstanding options that we granted to our directors and executive officers.

Name	Ordinary Shares Underlying Options and Restricted Share Units	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Wei Ran	*	0.003	September 1, 2018	September 1, 2028
	*	0.08	March 25, 2021	March 25, 2031
	*(1)	N/A	October 1, 2022	—
Heping Feng	*	0.08	June 25, 2021	June 25, 2031
Chenyang Wei	*	0.08	June 25, 2021	June 25, 2031
Zetao Zhu	*(1)	N/A	June 25, 2022	—
Xiaolei Sun	*	0.003	December 1, 2019	December 1, 2029
	*	0.003	October 31, 2020	October 31, 2030
	*	0.08	March 25, 2021	March 25, 2031
	*(1)	N/A	October 1, 2022	—
Xiaobo Zhou	*	0.08	March 25, 2021	March 25, 2031
	*(1)	N/A	March 25, 2022	—
	*(1)	N/A	October 1, 2022	—
Nian Liu	*	0.08	March 25, 2021	March 25, 2031
	*(1)	N/A	October 1, 2022	—
Hui Teng	*	0.003	May 1, 2020	May 1, 2030
	*	0.003	October 31, 2020	October 31, 2030

Name	Ordinary Shares Underlying Options and Restricted Share Units	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
	*	0.08	March 25, 2021	March 25, 2031
	*(1)	N/A	October 1, 2022	—
All directors and executive officers as a group	26,720,000

Note:

*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of March 31, 2023.
(1)	Represents restricted share units.

As of March 31, 2023, our employees other than our directors and officers as a group held options to purchase 258,489,310 Class A ordinary shares, with exercise prices ranging from US$0.003 per share to US$0.08 per share, and 76,403,290 restricted share units.

C. Board Practices

Board of Directors

Our board of directors consists of nine directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his interest at a meeting of our directors. Subject to the New York Stock Exchange rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he shall be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered, provided (i) such director, if his or her interest in such contract or arrangement is material, has declared the nature of his or her interest at the earliest meeting of the board at which it is practicable for him or her to do so, either specifically or by way of a general notice and (ii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. Our directors may exercise all the powers of our company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Heping Feng, Chenyang Wei and Ning Zhu. Heping Feng is the chairman of our audit committee. We have determined that Heping Feng, Chenyang Wei and Ning Zhu satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. We have determined that Heping Feng qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

D. Employees

We had 4,291, 2,936 and 2,719 full-time employees as of December 31, 2020, 2021 and 2022, respectively. The decrease from December 31, 2020 to December 31, 2021 was mainly due to our outsource of certain sales and marketing functions to third-parties as well as upgrade of our middle office functionality. Substantially all of our full-time employees are located in China. The following table sets forth the number of our full-time employees as of December 31, 2022:

Function	Number of Employees
Operating	1,310
Sales and marketing	646
General and administrative	314
Research and development	449

Total	2,719

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

We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes. None of our employees are represented by a union or collective bargaining agreements. Working together, our employees build our corporate culture that cares for individuals, fosters innovation, pursues credibility and integrity, and embraces changes, and has significantly contributed to our achievements.

E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of March 31, 2023 by:

•	each of our directors and executive officers; and

•	each of our principal shareholders who beneficially own more than 5% of our total issued and outstanding shares.

The calculations in the table below are based on 3,015,115,731 Class A ordinary shares (excluding 267,140,790 Class A ordinary shares, comprising of Class A ordinary shares issued to the depositary for bulk issuance of ADSs and reserved for future issuances upon the exercise or vesting of awards granted under share incentive plans, and Class A ordinary shares in the form of ADSs held in treasury), and 801,904,979 Class B ordinary shares, issued and outstanding as of March 31, 2023.

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

Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares on an As-converted Basis	% of Total Ordinary Shares on an As- converted Basis	% of Aggregate Voting Power
Directors and Executive Officers**:
Peng Shen(1)	159,835,939	801,904,979	961,740,918	25.2	72.1
Guang Yang(2)	—	—	—	—	—
Wei Ran	*	—	*	*	*
Haiyang Yu	—	—	—	—	—
Kai Huang	—	—	—	—	—
Wenjie Guan	—	—	—	—	—
Heping Feng	*	—	*	*	—
Chenyang Wei	*	—	*	*	—
Ning Zhu	—	—	—	—	—
Zetao Zhu	—	—	—	—	—
Xiaolei Sun	*	—	*	*	*
Xiaobo Zhou	*	—	*	*	*

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares on an As-converted Basis	% of Total Ordinary Shares on an As- converted Basis	% of Aggregate Voting Power
Nian Liu	*	—	*	*	—
Hui Teng	*	—	*	*	—
All Directors and Executive Officers as a Group	174,061,329	801,904,979	975,966,308	25.5	72.1
Principal Shareholders:
Neptune Max Holdings Limited(1)	—	801,904,979	801,904,979	21.0	70.5
Entities affiliated with Tencent(3)	830,085,007	—	830,085,007	21.7	8.1
Investment funds affiliated with Boyu Capital(4)	470,735,258	—	470,735,258	12.3	4.6
Investment funds affiliated with Gaorong Capital(5)	214,065,750	—	214,065,750	5.6	2.1
Swiss Re Principal Investments Company Asia Pte. Ltd.(6)	206,362,384	—	206,362,384	5.4	2.0

Notes:

*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of March 31, 2023.
**

Except as indicated otherwise below, the business address of our directors and executive officers is Block C, Wangjing Science and Technology Park, No. 2 Lize Zhonger Road, Chaoyang District, Beijing, China. The business address of Mr. Kai Huang is 28/F, Tower 2, Jing An Kerry Centre, 1539 Nanjing West Road, Jing An District, Shanghai, China. The business address of Mr. Haiyang Yu is 29/F, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. The business address of Ms. Wenjie Guan is 61/F, Central Plaza, No. 18 Harbour Road, Wanchai, Hong Kong. The business address of Mr. Heping Feng is Room 1401, Beijing Mansion, 58 Dong Si Huan Zhong Road, Chaoyang District, Beijing, China. The business address of Mr. Chenyang Wei is PBC School of Finance, 43 Chengfu Road, Haidian District, Beijing, China. The business address of Mr. Ning Zhu is Room 606, 211 west Huahai Road, Shanghai, China.

†

For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to nine votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. In addition, the Class B ordinary shares held by Dr. Peng Shen or his affiliated entities shall be automatically immediately converted into the same number of Class A ordinary shares in the event that Dr. Shen ceases to be employed by and ceases to act as a director of our company.

(1)

Represents (i) 801,904,979 Class B Ordinary Share held of record by Neptune Max Holdings Limited, a British Virgin Islands company. Neptune Max Holdings Limited is 99% owned by a family trust set up by Dr. Shen and 1% owned by Dr. Shen. Dr. Shen acts as the sole director of Neptune Max Holdings Limited, and possesses the sole voting power over the shares held by Neptune Max Holdings Limited; (ii) 86,386,000 Class A Ordinary Shares held of record by Proton Fortune Holdings Limited, a British Virgin Islands company that is 98% owned by a family trust set up by Mr. Guang Yang, 1% owned by Mr. Guang Yang, and 1% owned by Dr. Shen. Dr. Shen owns 100% of the voting power of Proton Fortune Holdings Limited and acts as the sole director of Proton Fortune Holdings Limited; (iii) 73,445,939 Class A Ordinary Shares held of record by Xibo Holdings Limited, a British Virgin Islands company that is 98% owned by a family trust set up by Mr. Yao Hu, 1% owned by Mr. Yao Hu, and 1% owned by Dr. Shen. Dr. Shen owns 100% of the voting power of Xibo Holdings Limited and acts as the sole director of Xibo Holdings Limited; and (iv) 4,000 Class A Ordinary Shares directly held by First Principles Z Holdings Limited, a British Virgin Islands company. Dr. Shen acts as the sole director of First Principles Z Holdings Limited.

The registered address of Neptune Max Holdings Limited, Proton Fortune Holdings Limited, Xibo Holdings Limited, and First Principles Z Holdings Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(2)	See Footnote (1) above.
(3)

Represents (i) 805,085,007 Class A ordinary shares directly held by Image Frame Investment (HK) Limited, a company incorporated in Hong Kong, and (ii) 25,000,000 Class A ordinary shares represented by 2,500,000 ADSs, directly held by Tencent Mobility Limited, a company incorporated in Hong Kong. Information regarding beneficial ownership is reported as of May 6, 2021, based on the information contained in the Schedule 13D jointly filed by Tencent Holdings Limited and others with the SEC on May 17, 2021. Image Frame Investment (HK) Limited and Tencent Mobility Limited are investing entities wholly owned by Tencent Holdings Limited. Tencent Holdings Limited is a limited liability company incorporated in the Cayman Islands and is listed on the Hong Kong Stock Exchange. The registered address of Image Frame Investment (HK) Limited, Tencent Mobility Limited and Tencent Holdings Limited is 29/F, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.

(4)

To our best knowledge, represents (i) 434,235,258 Class A ordinary shares directly held by Harmonious Ocean Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, and (ii) 36,500,000 Class A ordinary shares represented by 3,650,000 ADSs, directly held by Boyu Capital Opportunities Master Fund. Boyu Capital Fund IV, L.P., a limited partnership organized under the laws of the Cayman Islands, holds 100% of the outstanding shares of Harmonious Ocean Limited. Boyu Capital General Partner IV, Ltd., an exempted company incorporated under the laws of the Cayman Islands, is the general partner of Boyu Capital Fund IV, L.P. Boyu Capital Group Holdings Ltd., an exempted company incorporated under the laws of the Cayman Islands, holds 100% of the outstanding shares of Boyu Capital General Partner IV, Ltd. XYXY Holdings Ltd., a company incorporated in the British Virgin Islands, is the controlling shareholder of Boyu Capital Group Holdings Ltd. Mr. Xiaomeng Tong holds 100% of the outstanding shares in XYXY Holdings Ltd. The registered office of Harmonious Ocean Limited is c/o Maples Corporate Services Limited, PO Box 309 Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(5)

Represents (i) 98,321,593 Class A ordinary shares directly held by Gaorong Technology Consulting Limited, a company limited by shares incorporated under the laws of the British Virgin Islands, (ii) 81,823,848 Class A ordinary shares directly held by Gaorong Group Holdings Limited, a company limited by shares incorporated under the laws of the British Virgin Islands, (iii) 31,880,733 Class A ordinary shares directly held by Banyan Partners Fund III, L.P., an exempted partnership with limited liability formed under the laws of the Cayman Islands, and (iv) 2,039,576 Class A ordinary shares held by Banyan Partners Fund III-A, L.P., an exempted partnership with limited liability formed under the laws of the Cayman Islands. Information regarding beneficial ownership is reported as of December 31, 2022, based on the information contained in the Schedule 13G/A jointly filed by Gaorong Technology Consulting Limited and others with the SEC on February 13, 2023.

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

(6)

Represents 206,362,384 Class A ordinary shares directly held by Swiss Re Principal Investments Company Asia Pte. Ltd., a corporation incorporated under the laws of Singapore. Information regarding beneficial ownership is reported as of December 31, 2021, based on the information contained in the Schedule 13G jointly filed by Swiss Re Ltd and others with the SEC on January 28, 2022. Swiss Re Principal Investments Company Asia Pte. Ltd. is an investment entity indirectly wholly owned by Swiss Re Ltd, a company limited by shares with its registered office in Zurich, Switzerland, with its shares listed on the SIX Swiss Exchange and trading under the symbol SREN.

To our knowledge and with reference to the addresses in our shareholder register, as of March 31, 2023, none of our ordinary shares are held by record holders in the United States. There may be beneficial owners of our ADSs in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F. Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Other Related Party Transactions

Transactions with Tencent Group. Tencent Group is one of our investors. We engage Weixin Pay as one of our payment processing platforms to collect payment from our insurance consumers, participants of our mutual aid plans, and users on our crowdfunding platform, where Tencent Group charges service fee for each transaction occurred. For the years ended December 31, 2020, 2021 and 2022, we paid payment processing fee to Tencent Group of RMB34.1 million, RMB38.0 million and RMB27.8 million (US$4.0 million), respectively. Tencent Group started to provide marketing service to us since 2020, which amounted to RMB187.2 million and RMB487.1 million and RMB20.7 million (US$3.0 million) in 2020, 2021 and 2022, respectively. In addition, Tencent Group provides cloud technology services to us, which amounted to RMB26.9 million, RMB45.3 million and RMB35.3 million (US$5.1 million) for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2020, 2021 and 2022, we had amount due to Tencent Group of RMB9.8 million, RMB20.4 million and RMB11.6 million (US$1.7 million), respectively.

We started to provide advertising services to Tencent Group in 2020, which amounted to RMB0.8 million, RMB2.0 million and RMB1.0 million (US$0.1 million) in 2020, 2021 and 2022, respectively. We had amount due from Tencent Group of RMB0.8 million, RMB1.0 million and RMB357.8 thousand (US$51.9 thousand) as of December 31, 2020, 2021 and 2022, respectively.

Transactions with other related parties. We have historically extended loans to Dr. Peng Shen, our founder, chairman of the board of directors and chief executive officer, and to certain other entities controlled by Dr. Shen. As of December 31, 2019, we recorded outstanding principal amounts of RMB1.8 million due from these related parties under such loans, primarily consisting of (i) RMB1.7 million due from Mr. Peng Shen, (ii) RMB20.0 thousand due from Tianjin Shuidibao, (iii) RMB25.0 thousand due from Tianjin Shuidi Huzhu, (iv) RMB16.0 thousand due from Tianjin Shuidichou, and (v) RMB30.0 thousand due from Tianjin Pengchuang. All of these loans have been fully repaid in September 2020.

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

On September 14, 2021, a complaint was filed in the U.S. District Court for the Southern District of New York (the “Court”) against our company and our company’s certain executives and directors, authorized process agent in the U.S. and IPO underwriters, alleging violations of the Securities Act of 1933 in relation to our company’s IPO. The case is captioned Sandoz v. Waterdrop Inc. et al, 1:21-cv-07683-VSB. The plaintiff sought to represent all purchasers of our company’s American Depositary Shares in or traceable to the IPO. On December 8, 2021, the court appointed a lead plaintiff and approved a lead plaintiff counsel. On February 21, 2022, the lead plaintiff filed an amended complaint. On April 22, 2022, our company filed a motion to dismiss the amended complaint. On February 3, 2023, the Court granted our motion to dismiss in its entirety and dismissed the amended complaint with prejudice. On March 6, 2023, the lead plaintiff filed a notice to appeal the Court’s February 3, 2023 order and judgment to the U.S. Court of Appeals for the Second Circuit.

The appeal is in its preliminary stages. We are defending against the action vigorously. For risks and uncertainties relating to the pending case against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have been named as a defendant in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

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

B. Memorandum and Articles of Association

The following are summaries of material provisions of our currently effective memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

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

Conversion. Class B ordinary shares may be converted into the same number of Class A ordinary shares at the option of the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person other than our founder, chairman and chief executive officer, Dr. Peng Shen, one of his affiliates or any other “Founder Affiliate” as defined in our current memorandum and articles of association, or upon a change of control of the ultimate beneficial ownership of any Class B ordinary share to any person other than Dr. Shen, one of his affiliates or any other “Founder Affiliate” as defined in our current memorandum and articles of association, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other

•	evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the New York Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

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

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

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

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires (and is therefore incapable of ratification by the shareholder);

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

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

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange.”

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

Provided that our Cayman Islands holding company, Waterdrop Inc., is not deemed to be a PRC resident enterprise, holders of the ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under Bulletin 7 and Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity which directly owns such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. However, sales of shares and ADSs by investors through a public stock exchange where such shares or ADSs are acquired on a public stock exchange are currently exempt from these indirect transfer rules under Bulletin 7 and Bulletin 37. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under Bulletin 7 and Bulletin 37, and we may be required to expend valuable resources to comply with Bulletin 7 and Bulletin 37, or to establish that we should not be taxed under these circulars. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder (as defined below). This summary applies only to U.S. Holders that hold the ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of the ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our ADSs, we believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2022, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

If we are a PFIC for any year during which a U.S. Holder holds the ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the ADSs or ordinary shares, unless we were to cease to be a PFIC and such U.S. Holder were to make a “deemed sale” election with respect to the ADSs or ordinary shares. However, if we cease to be a PFIC, provided that a U.S. Holder has not made a mark-to-market election, as described below, such U.S. Holder may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, such U.S. Holder will be deemed to have sold our ADSs or ordinary shares such U.S. Holder holds at their fair market value and any gain from such deemed sale would be subject to the rules described below under “Passive Foreign Investment Company Rules.” After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and such U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” such U.S. Holder receives from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. The rules dealing with deemed sale elections are very complex. Each U.S. Holder should consult its tax advisors regarding the possibility and considerations of making a deemed sale election.

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” the gross amount of any distributions paid on the ADSs or ordinary shares (including the amount of any PRC tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income”; provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period and other requirements are met. Our ADSs are currently listed on the New York Stock Exchange. We believe that the ADSs will be readily tradable on an established securities market in the United States for so long as our ADSs continue to be listed on the New York Stock Exchange. There can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in later years. Because the ordinary shares will not be listed on a U.S. exchange, we do not believe that dividends received with respect to ordinary shares that are not represented by ADSs will be treated as qualified dividends. Non-corporate U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or ordinary shares.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information —E. Taxation—PRC Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether the ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation described in the preceding paragraph, provided that certain holding period and other requirements are met and that we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year.

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

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year ending December 31, 2023. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced rate of taxation on dividends with respect to our ADSs or ordinary shares under their particular circumstances.

Sale or Other Disposition

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long term if the ADSs or ordinary shares have been held for more than one year. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which may limit the availability of foreign tax credits.

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

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year ending December 31, 2023. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or ordinary shares under their particular circumstances.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury regulations. For this purpose, our ADSs, but not our ordinary shares, are listed on the New York Stock Exchange, which is a qualified exchange. Our ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

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

If a U.S. Holder owns the ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. U.S. Holders are urged to consult their tax advisor regarding the reporting requirements that may apply and U.S. federal income tax consequences of owning and disposing of the ADSs or ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election and the unavailability of the election to treat us as a qualified electing fund.

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

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

J. Annual Report to Security Holders

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

Concentration of credit risk

Details of the customers accounting for 10% or more of net operating revenue are as follows, including the amount of net operating revenue and as percentages of total net operating revenue for the periods presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB in thousands	%	RMB in thousands	%	RMB in thousands	%
Customer A	602,985	19.9	240,650	7.5	54,710	2.0
Customer B	753,456	24.9	457,995	14.3	231,026	8.3
Customer C	335,514	11.1	367,434	11.5	320,660	11.4
Customer D	100,933	3.3	104,928	3.3	357,202	12.8

	1,792,888	59.2	1,171,007	36.6	963,598	34.5

Details of the customers which accounted for 10% or more of accounts receivable and contract assets are as follows, including the amount of accounts receivable and contract assets and as percentages of total accounts receivable and contract assets for the periods presented:

	As of December 31,
	2021		2022
	RMB in thousands	%	RMB in thousands	%
Customer A	134,292	10.9	11,952	1.0
Customer B	190,284	15.4	78,775	6.4
Customer C	109,676	8.9	151,033	12.3
Customer D	59,857	4.8	232,259	18.9

	494,109	40.0	474,019	38.6

We perform ongoing credit evaluations of our customers and generally does not require collateral on accounts receivable.

Item 12.	Description of Securities Other than Equity Securities

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

Fees and Other Payments Made by the Depositary to Us

The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time. Responsibility for payment of such fees, charges and reimbursements may from time to time be changed by agreement between us and the depositary. In the year ended December 31, 2022, we receive payment of US$2.5 million from the depositary for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

For the period from May 6, 2021, the date that the registration statement was declared effective by the SEC, to December 31, 2022, we used approximately US$0.1 billion of the net proceeds from our IPO to enhance and expand our operations in healthcare service and insurance business, for research and development and general corporate purposes.

There is no material change in the use of proceeds as described in the registration statement.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and vice president of finance, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2022. Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Based upon that evaluation, our management, with the participation of our chief executive officer and vice president of finance, has concluded that, our disclosure controls and procedures were effective as of December 31, 2022.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, it used the criteria established within the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework). Based on this assessment, our management has concluded that, as of December 31, 2022, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. As a company with less than US$1.235 billion in revenues for fiscal year of 2022, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

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

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in April 2021. We have posted a copy of our code of business conduct and ethics on our website at ir.waterdrop-inc.com.

Item 16C.	Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal external auditors, for the periods indicated.

	2021		2022
	(in thousands)
Audit fees(1)	US$	1,967	US$	1,502
Audit-related fees(2)	US$	—	US$	670
All other fees(3)	US$	—	US$	18

(1)

“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2021 and 2022, the audit refers to financial audit.

(2)

“Audit-related fees” means the aggregate fees billed in each of the fiscal years for professional services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees”.

(3)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permitted tax services.

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

On September 8, 2021, we announced a share repurchase program, pursuant to which we were authorized to repurchase our own ordinary shares, in the form of ADSs, with an aggregate value of up to US$50 million during the 12-month period effective from September 8, 2021. On September 8, 2022, we announced a share repurchase program, pursuant to which we were authorized to repurchase our own ordinary shares, in the form of ADSs, with an aggregate value of up to US$80 million during the 12-month period effective from September 8, 2022. As of March 31, 2023, we had purchased an aggregate of 19,143,060 ADSs for US$44.6 million on the open market under these two programs, at a weighted average price of US$2.33 per ADS, including repurchase commissions.

The following table sets forth some information about our repurchases during the periods presented.

Period	(a) Total Number of ADSs Purchased	(b) Average Price Paid per ADS (US$)	(c) Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Dollar Value of ADSs that May Yet be Purchased Under the Plans or Programs (US$ in thousands)
September 1— September 30, 2021	492,496	2.78	492,496	48,630
October 1— October 31, 2021	—	N/A	492,496	48,630
November 1 — November 30, 2021	—	N/A	492,496	48,630
December 1 — December 31, 2021	868,127	1.39	1,360,623	47,421

Period	(a) Total Number of ADSs Purchased	(b) Average Price Paid per ADS (US$)	(c) Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Dollar Value of ADSs that May Yet be Purchased Under the Plans or Programs (US$ in thousands)
January 1— January 31, 2022	246,768	1.39	1,607,391	47,078
February 1 — February 28, 2022	566,891	1.58	2,174,282	46,182
March 1— March 31, 2022	912,140	1.38	3,086,422	44,924
April 1 – April 30, 2022	491,376	1.49	3,577,798	44,190
May 1 – May 31, 2022	434,028	1.15	4,011,826	43,691
June 1 – June 30, 2022	680,446	1.32	4,692,272	42,790
July 1 – July 31, 2022	74,957	1.28	4,767,229	42,694
August 1 – August 31, 2022	120,501	1.18	4,887,730	42,551
September 1 – September 7, 2022	20,658	1.14	4,908,388	42,527
September 8 – September 30, 2022	877,009	1.15	5,785,397	78,995
October 1 – October 31, 2022	958,930	1.20	6,744,327	77,846
November 1 – November 30, 2022	1,497,867	1.52	8,242,194	75,564
December 1 – December 31, 2022	193,263	2.63	8,435,457	75,056
January 1 – January 31, 2023	2,597,603	3.00	11,033,060	67,263
February 1 – February 28, 2023	3,786,000	3.07	14,819,060	55,646
March 1— March 31, 2023	4,324,000	2.96	19,143,060	42,860

Total	19,143,060	2.33	19,143,060	N/A

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

As a Cayman Islands company listed on the NYSE, we are subject to the listing standards of the NYSE. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE listing standards. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the NYSE listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE listing standards.” We opt to follow home country practice with respect to the frequency of holding annual general meeting of shareholders. Section 302.00 of NYSE Listed Company Manual requires that companies listing common stock or voting preferred stock and their equivalents are required to hold an annual shareholders’ meeting for the holders of such securities during each fiscal year. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, provided a letter to the NYSE certifying that under Cayman Islands law, we are not required to hold annual shareholders meetings every year. We followed home country practice and did not hold an annual meeting of shareholders in 2022. We may, however, hold annual shareholders meetings in the future.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor was subject to that determination.

In May 2022, Waterdrop Inc. was conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021.

On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report.

To our knowledge, no Cayman Islands governmental entities own any shares of Waterdrop Inc. as of the date of this annual report.

To our knowledge, no PRC governmental entities own any shares of the VIEs or the VIEs’ subsidiaries as of the date of this annual report. Therefore, the PRC governmental entities do not have a controlling financial interest in Waterdrop Inc. or any of the VIEs or the VIEs’ subsidiaries as of the date of this annual report.

To our knowledge, none of the members of the board of directors of Waterdrop Inc. or our operating entities, including the VIEs and the VIEs’ subsidiaries, is an official of the Chinese Communist Party as of the date of this annual report.

The currently effective memorandum and articles of association of Waterdrop Inc. do not contain any charter of the Chinese Communist Party.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of Waterdrop Inc., its subsidiaries and its consolidated variable interest entities are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Seventh Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated hereby reference to Exhibit 4.1 to the registration statement on Form S-8 (File No. 333-261408) filed with the Securities and Exchange Commission on November 30, 2021)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated hereby reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

2.3	Deposit Agreement, dated May 6, 2021, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder (incorporated hereby reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-261408) filed with the Securities and Exchange Commission on November 30, 2021)

2.4	Fifth Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated November 20, 2020 (incorporated hereby reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

2.5	Description of Securities (incorporated hereby reference to Exhibit 4.27 to the Form 20-F (File No. 001-40376) filed with the Securities and Exchange Commission on April 29, 2022)

4.1	2018 Share Incentive Plan (incorporated hereby reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.2	2021 Share Incentive Plan (incorporated hereby reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.3	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated hereby reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated hereby reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

Exhibit Number	Description of Document

4.5	English translation of the executed form of the Powers of Attorney granted by shareholders of Zongqing Xiangqian, as currently in effect, and a schedule of all executed Powers of Attorney adopting the same form (incorporated hereby reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.6	English translation of the Loan Agreement among Waterdrop Technology and shareholders of Zongqing Xiangqian dated November 27, 2019 (incorporated hereby reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.7	English translation of the Equity Interest Pledge Agreement among Waterdrop Technology, Zongqing Xiangqian and shareholders of Zongqing Xiangqian dated November 27, 2019 (incorporated hereby reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.8	English translation of the Exclusive Business Cooperation Agreement between Waterdrop Technology and Zongqing Xiangqian dated November 2, 2018 (incorporated hereby reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-255298), as amended initially filed with the Securities and Exchange Commission on April 16 2021)

4.9	English translation of the Exclusive Option Agreement among Waterdrop Technology, Zongqing Xiangqian and shareholders of Zongqing Xiangqian dated November 27, 2019 (incorporated hereby reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.10	English translation of the executed form of the Spousal Consent Letter granted by the spouse of each shareholder of Zongqing Xiangqian, as currently in effect, and a schedule of all executed Spousal Consent Letters adopting the same form (incorporated hereby reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.11	English translation of the Powers of Attorney granted by the shareholder of Shuidi Hubao dated November 2, 2018 (incorporated hereby reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.12	English translation of the Equity Interest Pledge Agreement among Waterdrop Technology, Shuidi Hubao and the shareholder of Shuidi Hubao dated November 2, 2018 (incorporated hereby reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.13	English translation of the Exclusive Business Cooperation Agreement between Waterdrop Technology and Shuidi Hubao dated November 2, 2018 (incorporated hereby reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.14	English translation of the Exclusive Option Agreement among Waterdrop Technology, Shuidi Hubao and the shareholder of Shuidi Hubao dated November 2, 2018 (incorporated hereby reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.15	English translation of the Spousal Consent Letter granted by the spouse of the shareholder of Shuidi Hubao dated November 2, 2018 (incorporated hereby reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

Exhibit Number	Description of Document

4.16	English translation of the executed form of the Powers of Attorney granted by shareholders of Shuidi Hulian, as currently in effect, and a schedule of all executed Powers of Attorney adopting the same form (incorporated hereby reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.17	English translation of the Equity Interest Pledge Agreement among Waterdrop Technology, Shuidi Hulian and shareholders of Shuidi Hulian dated July 31, 2019 (incorporated hereby reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.18	English translation of the Exclusive Business Cooperation Agreement between Waterdrop Technology and Shuidi Hulian dated July 31, 2019 (incorporated hereby reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.19	English translation of the Exclusive Option Agreement among Waterdrop Technology, Shuidi Hulian and shareholders of Shuidi Hulian dated July 31, 2019 (incorporated hereby reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.20	English translation of the executed form of the Spousal Consent Letter granted by the spouse of each shareholder of Shuidi Hulian, as currently in effect, and a schedule of all executed Spousal Consent Letters adopting the same form (incorporated hereby reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.21	English translation of the executed form of the Powers of Attorney granted by shareholders of Zhuiqiu Jizhi, as currently in effect, and a schedule of all executed Powers of Attorney adopting the same form (incorporated hereby reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.22	English translation of the Loan Agreement among Waterdrop Technology and shareholders of Zhuiqiu Jizhi dated October 28, 2019 (incorporated hereby reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.23	English translation of the Equity Interest Pledge Agreement among Waterdrop Technology, Zhuiqiu Jizhi and shareholders of Zhuiqiu Jizhi dated October 28, 2019 (incorporated hereby reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.24	English translation of the Exclusive Business Cooperation Agreement between Waterdrop Technology and Zhuiqiu Jizhi dated October 25, 2019 (incorporated hereby reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.25	English translation of the Exclusive Option Agreement among Waterdrop Technology, Zhuiqiu Jizhi and shareholders of Zhuiqiu Jizhi dated October 28, 2019 (incorporated hereby reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

Exhibit Number	Description of Document

4.26	English translation of the executed form of the Spousal Consent Letter granted by the spouse of each shareholder of Zhuiqiu Jizhi, as currently in effect, and a schedule of all executed Spousal Consent Letters adopting the same form (incorporated hereby reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.27	English translation of the Exclusive Business Cooperation Agreement between Waterdrop Technology and Guangmu Weichen dated December 8, 2021 (incorporated hereby reference to Exhibit 4.27 to the Form 20-F (File No. 001-40376) filed with the Securities and Exchange Commission on April 29, 2022)

4.28	English translation of the Exclusive Option Agreement among Waterdrop Technology, Guangmu Weichen and shareholders of Guangmu Weichen dated December 8, 2021 (incorporated hereby reference to Exhibit 4.27 to the Form 20-F (File No. 001-40376) filed with the Securities and Exchange Commission on April 29, 2022)

4.29	English translation of the Equity Interest Pledge Agreement among Waterdrop Technology, Guangmu Weichen and shareholders of Guangmu Weichen dated December 8, 2021 (incorporated hereby reference to Exhibit 4.27 to the Form 20-F (File No. 001-40376) filed with the Securities and Exchange Commission on April 29, 2022)

4.30	English translation of the Powers of Attorney granted by Ms. Xiaolei Sun dated December 8, 2021 (incorporated hereby reference to Exhibit 4.27 to the Form 20-F (File No. 001-40376) filed with the Securities and Exchange Commission on April 29, 2022)

4.31	English translation of the Powers of Attorney granted by Ms. Nian Liu dated December 8, 2021 (incorporated hereby reference to Exhibit 4.27 to the Form 20-F (File No. 001-40376) filed with the Securities and Exchange Commission on April 29, 2022)

4.32	English translation of the Spousal Consent Letter granted by the spouse of Ms. Nian Liu dated December 8, 2021 (incorporated hereby reference to Exhibit 4.27 to the Form 20-F (File No. 001-40376) filed with the Securities and Exchange Commission on April 29, 2022)

8.1*	List of Significant Subsidiaries and VIEs of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated hereby reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm

15.2*	Consent of Han Kun Law Offices

Exhibit Number	Description of Document

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Scheme Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Waterdrop Inc.

By:	/s/ Peng Shen
	Name:	Peng Shen
	Title:	Chairman of the Board of Directors
and Chief Executive Officer

Date: April 17, 2023

WATERDROP INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF WATERDROP INC.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Waterdrop Inc., and its subsidiaries (the “Company”) as of December 31, 2021 and 2022, the related consolidated statements of comprehensive (loss)/income, changes in shareholders’ (deficit)/equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes and the financial statement schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
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
/s/Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai, the People’s Republic of China
April 17, 2023
We have served as the Company’s auditor since 2020

WATERDROP INC.
CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2021	2022
	RMB	RMB	US$
			(Note 2)
Assets
Current assets
Cash and cash equivalents	817,719	1,574,171	228,233
Restricted cash	667,664	517,364	75,011
Short-term investments	1,969,362	2,130,377	308,876
Accounts receivable, net of allowance of RMB nil and RMB 10,261 (US$ 1,488) as of December 31,2021 and 2022, respectively	643,843	675,796	97,981
Current contract assets	563,611	450,085	65,256
Amount due from related parties	1,049	358	52
Prepaid expense and other assets	369,794	342,468	49,655

Total current assets	5,033,042	5,690,619	825,064

Non-current assets
Non-current contract assets	29,889	103,591	15,019
Property, equipment and software, net	44,762	31,397	4,552
Intangible assets, net	56,753	56,614	8,208
Long-term investments	11,812	11,969	1,735
Right of use assets, net	59,081	18,447	2,675
Deferred tax assets	11,840	6,166	894
Goodwill	3,420	3,420	496

Total non-current assets	217,557	231,604	33,579

Total assets	5,250,599	5,922,223	858,643

The accompanying notes are an integral part of these consolidated financial statements.

F-
3

WATERDROP INC.
CONSOLIDATED BALANCE SHEETS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2021	2022
	RMB	RMB	US$
			(Note 2)
Liabilities and Shareholders’ Equity
Current liabilities
Amount due to related parties (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB nil and RMB 44 a s of December 31, 2021 and 2022, respectively)	20,449	11,553	1,675
Insurance premium payables (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB 685,028 and RMB 516,661 as of December 31, 2021 and 2022, respectively)	685,028	516,661	74,909
Deferred revenue (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB 803 and RMB nil as of December 31, 2021 and 2022, respectively)	803	—	—
Accrued expenses and other current liabilities (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB 413,438 and RMB 453,996 as of December 31, 2021 and 2022, respectively)	498,752	584,123	84,689
Current lease liabilities (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB 16,452 and RMB 9,122 as of December 31, 2021 and 2022, respectively)	44,113	9,354	1,356

Total current liabilities	1,249,145	1,121,691	162,629

Non-current liabilities
Non-current lease liabilities (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB 12,921 and RMB 4,701 as of December 31, 2021 and 2022, respectively)	14,477	4,701	682
Deferred tax liabilities (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB 13,126 and RMB 29,278 as of December 31, 2021 and 2022, respectively)	13,551	29,703	4,307

Total non-current liabilities	28,028	34,404	4,989

Total liabilities	1,277,173	1,156,095	167,618

Commitments and contingencies (Note 2 1 )
Shareholders’ equity
Ordinary shares (US$ 0.000005 par value; 10,000,000,000 shares authorized, 8,900,000,000 Class A ordinary shares authorized, 3,206,653,701 Class A ordinary shares issued, 3,140,896,631 and 3,108,040,681 Class A ordinary shares outstanding as of December 31, 2021 and 2022, respectively; 1,000,000,000 Class B ordinary shares authorized, 801,904,979 Class B ordinary shares issued and outstanding as of December 31, 2021and 2022)	134	135	20
Treasury stock	—	(3)	—
Additional paid-in capital	7,329,420	7,384,670	1,070,677
Accumulated other comprehensive (loss)/income	(21,492)	108,245	15,694
Accumulated deficit	(3,334,636)	(2,726,919)	(395,366)

Total shareholders’ equity	3,973,426	4,766,128	691,025

Total liabilities and shareholders’ equity	5,250,599	5,922,223	858,643

The accompanying notes are an integral part of these consolidated financial statements.

WATERDROP INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME
(All amounts in thousands, except for share and per share data, or otherwise noted)

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				(Note 2)
Operating revenue, net	3,027,948	3,205,914	2,801,768	406,218

Operating costs and expenses
Operating costs	(742,258)	(1,054,475)	(1,019,362)	(147,794)
Sales and marketing expenses	(2,130,535)	(3,104,769)	(624,478)	(90,541)
General and administrative expenses	(407,171)	(530,522)	(388,651)	(56,349)
Research and development expenses	(244,230)	(378,990)	(291,290)	(42,233)

Total operating costs and expenses	(3,524,194)	(5,068,756)	(2,323,781)	(336,917)

Operating (loss)/profit	(496,246)	(1,862,842)	477,987	69,301

Other income/(expenses)
Interest income	26,515	48,662	81,713	11,847
Fair value change of warrant	(150,685)	—	—	—
Foreign currency exchange (loss)/gain	(1,335)	9,349	4,064	589
Others, net	8,052	9,764	66,929	9,704

(Loss)/profit before income tax, and share of results of equity method investee	(613,699)	(1,795,067)	630,693	91,441

Income tax (expense)/benefit	(50,155)	220,987	(22,976)	(3,331)
Share of results of equity method investee	(15)	—	—	—

Net (loss)/profit attributable to Waterdrop Inc.	(663,869)	(1,574,080)	607,717	88,110

Deemed dividend on modification on preferred shares	(67,975)	—	—	—
Deemed dividend upon issuance of warrants	(90,268)	—	—	—
Preferred shares redemption value accretion	(285,668)	(152,287)	—	—

Net (loss)/profit attributable to ordinary shareholders	(1,107,780)	(1,726,367)	607,717	88,110

Other comprehensive (loss)/income
Foreign currency translation adjustment	(14,008)	(36,640)	129,563	18,785
Unrealized gains on available for sale investments, net of tax	1,724	192	174	25

Total comprehensive (loss)/income	(676,153)	(1,610,528)	737,454	106,920

Weighted average number of ordinary shares used in computing net (loss)/profit per share
Basic	1,174,583,516	2,990,507,749	3,921,388,720	3,921,388,720
Diluted	1,174,583,516	2,990,507,749	4,022,467,160	4,022,467,160
Net (loss)/profit per share attributable to ordinary shareholders
Basic	(0.94)	(0.58)	0.15	0.02
Diluted	(0.94)	(0.58)	0.15	0.02

The accompanying notes are an integral part of these consolidated financial statements.

F-
5

WATERDROP INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’
(DEFICIT)/EQUITY
(All amounts in thousands, except for share and per share data, or otherwise noted)

	Ordinary shares		Treasury stock		Additional paid-in capital	Accumulated other comprehensive income/(loss)	Accumulated deficit	Total shareholders’ (deficit)/equity
	Number	Amount	Number	Amount
		RMB		RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2020	1,203,526,000	41	—	—	—	27,240	(733,600)	(706,319)
Preferred shares redemption value accretion	—	—	—	—	(169,359)	—	(116,309)	(285,668)
Share-based payment compensation	—	—	—	—	169,359	—	—	169,359
Net loss for the year	—	—	—	—	—	—	(663,869)	(663,869)
Deemed dividend on modification on preferred shares (Note 1 7 )	—	—	—	—	—	—	(67,975)	(67,975)
Deemed dividend upon issuance of warrants (Note 1 7 )	—	—	—	—	—	—	(90,268)	(90,268)
Other comprehensive loss	—	—	—	—	—	(12,284)	—	(12,284)

Balance at December 31, 2020	1,203,526,000	41	—	—	—	14,956	(1,672,021)	(1,657,024)

Preferred shares redemption value accretion	—	—	—	—	(63,752)	—	(88,535)	(152,287)
Share-based payment compensation	—	—	—	—	283,291	—	—	283,291
Issuance of ordinary shares, net of issuance cost upon initial public offering (Note 1 6 )	300,000,000	10	—	—	2,133,427	—	—	2,133,437
Conversion of convertible redeemable preferred shares upon initial public offering (Note 1 7 )	2,437,739,290	83	—	—	4,989,540	—	—	4,989,623
Share repurchase	—	—	(13,606,230)	—	(16,546)	—	—	(16,546)
Exercise of share options (Note 1 8 )	15,142,550	—	—	—	3,460	—	—	3,460
Net loss for the year	—	—	—	—	—	—	(1,574,080)	(1,574,080)
Other comprehensive loss	—	—	—	—	—	(36,448)	—	(36,448)

Balance at December 31, 2021	3,956,407,840	134	(13,606,230)	—	7,329,420	(21,492)	(3,334,636)	3,973,426

Share-based payment compensation	—	—	—	—	112,026	—	—	112,026
Share repurchase	—	—	(70,748,340)	(3)	(67,019)	—	—	(67,022)
Exercise of share options and restricted share units vested (Note 18)	37,892,390	1	—	—	10,243	—	—	10,244
Net profit for the year	—	—	—	—	—	—	607,717	607,717
Other comprehensive income	—	—	—	—	—	129,737	—	129,737

Balance at December 31, 2022	3,994,300,230	135	(84,354,570)	(3)	7,384,670	108,245	(2,726,919)	4,766,128

The accompanying notes form an integral part of these consolidated financial statements.

F-
6

WATERDROP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands, except for share and per share data, or otherwise noted)

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				(Note 2)
Cash flows from operating activities:
Net (loss)/profit	(663,869)	(1,574,080)	607,717	88,110
Adjustments to reconcile net (loss)/profit to net cash used in operating activities:
Depreciation of property, equipment and software	12,892	17,906	22,837	3,311
Amortization of intangible assets	173	186	139	20
Fair value change of warrant	150,685	—	—	—
Share of results of equity method investee	15	—	—	—
Share-based compensation expense	227,828	226,161	112,026	16,242
Loss from disposal of property and equipment	178	548	1,378	200
(Gain)/loss from disposals of subsidiaries	(180)	252	—	—
Loss from early termination of lease	—	—	2,173	315
Allowance for doubtful debts	—	—	23,501	3,408
Impairment loss and others	—	40,501	(9,737)	(1,411)
Changes in operating assets and liabilities:
Accounts receivable	(286,839)	(104,052)	(42,819)	(6,208)
Contract assets	(230,862)	255,050	39,824	5,774
Prepaid expense and other assets	(385,554)	254,815	85,101	12,338
Amount due from/to related parties	3,918	10,424	(8,205)	(1,190)
Deferred revenue	347	(21,214)	(803)	(116)
Insurance premium payables	287,089	77,702	(168,367)	(24,411)
Deferred tax assets	—	(11,840)	5,674	823
Deferred tax liabilities	49,514	(213,121)	16,152	2,342
Accrued expenses and other current liabilities	47,400	(52,025)	85,024	12,327
Right of use assets, net	(10,974)	1,613	28,615	4,149
Operating lease liabilities	21,131	(5,478)	(34,525)	(5,006)

Net cash (used in)/provided by operating activities	(777,108)	(1,096,652)	765,705	111,017

Cash flows from investing activities:
Purchase of property, equipment and software	(26,709)	(35,659)	(11,884)	(1,723)
Disposal of property, equipment and software	—	27	902	131
Purchase of intangible assets	—	(816)	—	—
Purchase of short-term investments	(1,282,428)	(13,054,640)	(17,083,380)	(2,476,857)
Proceeds from maturity of short-term investments	110,000	12,253,325	17,023,969	2,468,243
Prepaid investments	—	—	(69,426)	(10,066)
Purchase of long-term investments	—	(9,900)	—	—
Acquisitions of subsidiaries, net of cash acquired	(28,710)	765	—	—
Disposal of subsidiaries, net of cash disposed	8,355	—	—	—
Loans to related parties	(1)	—	—	—
Repayment of loans to related parties	1,792	—	—	—

Net cash used in investing activities	(1,217,701)	(846,898)	(139,819)	(20,272)

WATERDROP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				(Note 2)
Cash flows from financing activities:
Proceeds from issuance of convertible redeemable preferred shares, net	2,048,986	—	—	—
Proceeds from initial public offering, net of offering cost	—	2,133,437	—	—
Proceeds from exercise of share option	2,073	2,971	9,729	1,411
Payment for share repurchase	—	(16,546)	(67,022)	(9,717)
Principal payments under finance lease obligation	(169)	(192)	(164)	(24)

Net cash provided by/(used in) financing activities	2,050,890	2,119,670	(57,457)	(8,330)

Effect of exchange rate changes on cash and cash equivalents	(26,884)	(14,086)	37,723	5,469

Net increase in cash and cash equivalents and restricted cash	29,197	162,034	606,152	87,884

Total cash and cash equivalents and restricted cash at beginning of year	1,294,152	1,323,349	1,485,383	215,360

Total cash and cash equivalents and restricted cash at end of year	1,323,349	1,485,383	2,091,535	303,244

Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	1,061,962	817,719	1,574,171	228,233
Restricted cash	261,387	667,664	517,364	75,011

Total cash and cash equivalents and restricted cash at end of year	1,323,349	1,485,383	2,091,535	303,244

Supplemental disclosure of cash flow information
Cash paid for income tax	704	2,532	1,701	247
Supplemental disclosure of non-cash investing and financing activities
Accrued expenses and other current liabilities related to purchase of property and equipment	1,203	71	38	6
Issuance of preferred share upon conversion of warrant	226,876	—	—	—
The accompanying notes form an integral part of these consolidated financial statements.

F-
8

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
On May 7, 2021, the Company completed its initial public offering on the New York Stock Exchange under the code “WDH”. The Company issued 30,000,000 ADS, representing 300,000,000 Class A ordinary shares, at US Dollar (US$”) 12.0 per ADS. Net proceeds from the global offering after deducting underwriting commissions, share issuance costs and offering expenses approximately amounted to RMB2.1 billion.
As PRC laws and regulations prohibit and restrict foreign ownership of value-added telecommunication businesses, the Company established, through a Hong Kong intermediary company, a wholly-owned foreign invested subsidiary in the PRC, Waterdrop Technology Group Co., Ltd. (“Waterdrop Technology”, formerly known as Beijing Absolute Health Ltd. or the “WFOE”) in October 2018.
The WFOE entered into a series of contractual arrangements (see Note 2(
c
)) in November 2018 with Zongqing Xiangqian and Shuidi Hubao and their respective shareholders. In July 2019, the WFOE further entered into a series of contractual arrangements (see Note 2(
c
)) with Shuidi Hulian and their respective shareholders. The series of contractual agreements include a power of attorney, an exclusive call option agreement, an equity pledge agreement, an exclusive business cooperation agreement, and a spouse consent agreement. The Group believes that these contractual agreements would enable the WFOE to (1) have power to direct the activities that most significantly affects the economic performance of the VIE and its subsidiaries and (2) receive the economic benefits of the VIE and its subsidiaries that could be significant to them. Accordingly, the Group believes that the WFOE is the primary beneficiary of the VIE and its subsidiaries.

F-
9

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

1.	Principal activities and reorganization (continued)

(a)	History and Reorganization (continued)

As of December 31, 2022, the Company’s major subsidiaries, consolidated VIEs and principal subsidiary of VIEs are as follows:

	Date of Incorporation/ Establishment	Date of Incorporation/ Establishment	Percentage Of Direct or Indirect Economic Interest	Principal Activities
Name of Company
Principal Subsidiaries
Waterdrop Group HK Limited (“Waterdrop HK”)	May 31, 2018	Hong Kong	100%	Investment holding
Waterdrop Technology	October 17, 2018	PRC	100%	Research and development service for the Group
VIEs and its principal subsidiaries
Zongqing Xiangqian	August 2, 2013	PRC	100%	Operating management service for the Group
Shuidi Hubao	December 12, 2016	PRC	100%	Medical crowdfunding platform services
Shuidi Hulian	December 12, 2016	PRC	100%	Mutual aid platform services1
Shuidi Insurance Brokerage Co., Ltd	October 19, 2012	PRC	100%	Insurance brokerage services
Beijing Yifan Fengshun Medical Technology Co., Ltd	December 18, 2020	PRC	100%	Digital clinical trial solution

1	The business was terminated in March, 2021.

2.	Summary of Significant Accounting Policies

(a)	Basis of Presentation
The Group’s consolidated financial statements as of December 31, 2021 and 2022 and during the years ended December 31, 2020, 2021 and 2022 are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and related disclosures. Actual results may differ from those estimates. Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

(b)	Reclassifications
Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year’s presentation. These reclassifications had no impact on net income/(loss), shareholders’ equity, or cash flows as previously reported.

(c)	Basis of Consolidation
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

F-
10

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)

( c )	Basis of Consolidation (continued)

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

F-1
1

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)

( c )	Basis of Consolidation (continued)

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

F-1
2

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)

( c )	Basis of Consolidation (continued)

Spouse Consent letters: (
continued
)

The imposition of any of these restrictions or actions could result in a material adverse effect on the Group’s ability to conduct its business. In such case, the Group may not be able to operate or control the VIEs, which may result in the deconsolidation of the VIEs in the Group’s consolidated financial statements. In the opinion of management, the likelihood for the Group to lose such ability is remote based on current facts and circumstances. The Group’s operations depend on the VIEs to honor their contractual arrangements with the Group. These contractual arrangements are governed by PRC laws and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. The management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application to an effect on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIEs or the nominee shareholders of the VIEs fail to perform their obligations under those arrangements.
The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and their subsidiaries, which are included in the Group’s consolidated financial statements. Transactions between the VIEs and their subsidiaries are eliminated in the balances presented below:

	As of December 31,
	2021	2022
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	731,189	391,175
Restricted cash	667,664	517,364
Short-term investments	351,451	—
Accounts receivable, net of allowance of RMB nil and RMB 10,199 (US$ 1,479) as of December 31, 2021 and 2022, respectively	635,235	586,373
Current contract assets	563,611	450,085
Other current assets	316,489	232,412

Total current assets	3,265,639	2,177,409

Non-current assets
Non-current contract assets	29,889	103,591
Intangible assets, net	53,202	53,192
Deferred tax assets	11,840	6,166
Other non-current assets	57,154	36,140

Total non-current assets	152,085	199,089

Total assets	3,417,724	2,376,498

LIABILITIES
Current liabilities
Insurance premium payables	685,028	516,661
Deferred revenue	803	—
Accrued expenses and other current liabilities	413,438	453,996
Amount due to related parties	—	44
Current lease liabilities	16,452	9,122

Total current liabilities	1,115,721	979,823

Total non-current liabilities	26,047	33,979

Total liabilities	1,141,768	1,013,802

F-1
3

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)

( c )	Basis of Consolidation (continued)

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Operating revenue, net	3,013,546	3,193,807	2,623,738
Net income/(loss)	233,434	(505,603)	1,210,591
Net cash (used in)/provided by operating activities	(301,869)	(240,527)	1,285,615
Net cash (used in)/provided by investing activities	(277,521)	(99,240)	347,543
Net cash used in financing activities	—	—	—
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
The Group did not consolidate the plans as it determined that those plans did not meet the definition of a legal entity. The plans required contributions from its participants which accumulated and served as a reserve pool of protection. Contributions from participants were not recorded in the Group’s consolidated balance sheets as they were maintained in a custodian account, separated from the Group’s own bank accounts and could not be used for any other purposes other than to reimburse the related medical expenses of the participants.
The Company terminated its Waterdrop Mutual Aid business at the end of March 2021.
Medical Crowdfunding Platform
The Group operates a medical crowdfunding platform to provide crowdfunding related services by bringing together those who are seeking help and who are willing to help through social network.
The Group acts as an administrator of the crowdfunding campaigns and is not a party to the gift relationship between the beneficiaries and the donors. The fundraising amount were not recorded in the Group’s consolidated balance sheets as they were maintained in a custodian account, separated from the Group’s own bank accounts and could not be used for any other purposes other than to reimburse the validated
medical expenses of the patients.
(d) Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates reflected in the Group’s financial statements are estimates and judgments applied in the consolidation of the VIEs, revenue recognition, determination of the stand-alone selling price of performance obligations, realization of deferred tax assets, allowance for doubtful account, and valuation of share- based compensation arrangements. Actual results could differ from such estimates.

(e)	Comprehensive Income and Foreign Currency Translation
The Group’s operating results are reported in the consolidated statements of comprehensive (loss)/income and consist of two components: net (loss)/profit and other comprehensive income/(loss) (“OCI”). The Group’s OCI is comprised of gains and losses resulting from translating foreign currency financial statements of entities, of which the functional currency is other than the RMB which is the reporting currency of the Group, and unrecognized gains and losses from available for sale investments, net of related income taxes, where applicable. Such subsidiaries’ assets and liabilities are translated into RMB at period-end
exchange rates, and revenues and expenses are translated at the average exchange rates prevailing during the period. Adjustments that result from translating amounts from a subsidiary’s functional currency to the RMB (as described above) are reported net of tax, where applicable, in accumulated OCI in the consolidated balance sheets.

F-1
4

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)

( f )	Convenience Translation
The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars (“US$” or “USD”) using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders’ deficit and cash flows from RMB into USD as of and for the year ended December 31, 2022 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.8972, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2022, or at any other rate.

( g )	Cash and Cash Equivalents
Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which have original maturities less than three months. The Group considers all highly liquid investments with stated maturity dates of three months or less from the date of purchase to be cash equivalents.

( h )	Restricted Cash
Restricted cash mostly include premiums received from certain insured collected by the Group in a fiduciary capacity until disbursed to the appropriate insurance companies and amounted to RMB 657,464 and RMB 507,164 as of December 31, 2021 and 2022. Restricted cash also included guarantee deposits required by China Banking and Insurance Regulatory Commission in order to protect from insurance premium appropriation by the insurance broker and guarantee deposit related to foreign exchange settlement contracts.

( i )	Short-term Investments
Short-term investments mainly include time deposits, structured deposits and other wealth management products. Time deposits are deposits with fixed interest rates placed with financial institutions and are restricted as to withdrawal and use before maturity. Structured deposits are certain deposits with variable interest rates indexed to performance of underlying assets, which contain an embedded derivatives component that is required to be bifurcated and subsequently measured at fair value in accordance with ASC 815-Derivatives and Hedging (“ASC 815”), while the host instrument is accounted for as held-to-maturity or available-for-sale. Investments are classified as held-to-maturity
when the Group has the positive intent and ability to hold the securities to maturity, and are recorded at amortized cost. The original maturities of the short-term investments are less than twelve months. The group considers the carry value of investments classified as held-to-maturity approximate to their fair value.
Investment products not classified as trading or as
held-to-maturity
are classified as
available-for-sale
debt securities, which are reported at fair value, with unrealized gains and losses recorded in “accumulated other comprehensive (loss) / income”. Realized gains or losses are included in earnings during the period in which the gain or loss is realized.

( j )	Accounts Receivable
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
write-off
experience. The Group reviews its allowance for doubtful accounts regularly.

( k )	Fair Value Measurement
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

F-1
5

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)

( k )	Fair Value Measurement (continued)

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

( l )	Financial Instruments
The Group’s financial instruments consist primarily of cash and cash equivalents, restricted cash, available for sale investments, held to maturity investments, accounts receivable, other receivable, insurance premium payables, other current liabilities and amount due from/to related parties. As of December 31, 2021 and 2022, the carrying values of cash and cash equivalents, restricted cash, held to maturity investments, accounts receivable, other receivable, insurance premium payables, other current liabilities and amount due from/to related parties approximated their fair values due to the short term maturities of those instruments.
Available-for-sale
investments are recorded at fair value in the consolidated financial statements.

( m )	Property, Equipment and Software, Net
Property, equipment and software are stated at cost. Depreciation is calculated using the straight line method over the following estimated useful lives, taking into account the residual value, if any. The table below sets forth the estimated useful life and residual value:

Category	Estimated useful life	Residual value
Office furniture and equipment	5 years	5%
Computer and electronic equipment	3 years	5%
Leasehold improvements	shorter of remaining lease period and estimated useful life	Nil
Software	10 years	Nil

( n )	Intangible Assets, Net
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

F-1
6

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)

( n )	Intangible Assets, Net (continued)

Impairment for intangible assets were RMB nil, RMB 717 and RMB nil for the years ended December 31, 2020, 2021 and 2022, respectively.

( o )	Asset Acquisition
When the Group acquires other entities, if the assets acquired and liabilities assumed do not constitute a business, the transaction is accounted for as an asset acquisition. Assets are recognized based on the cost, which generally includes the transaction costs of the asset acquisition, and no gain or loss is recognized unless the fair value of noncash assets given as consideration differs from the assets’ carrying amounts on the Group’s financial statements. The cost of a group of assets acquired in an asset acquisition is allocated to the individual assets acquired or liabilities assumed based on their relative fair value and does not give rise to goodwill.

( p )	Long-Term Investments
The Group’s long-term investments consist of equity securities without readily determinable fair value and equity method investments.
i. Equity securities without readily determinable fair value
The Group accounts for equity investments that do not have a readily determinable fair value under the measurement alternative prescribed within Accounting Standards Update (“ASU”)
2016-01,
Recognition and Measurement of Financial Assets and Financial Liabilities, to the extent such investments are not subject to consolidation or the equity method. Under the measurement alternative, these financial instruments are carried at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. In addition, income is recognized when dividends are received only to the extent they are distributed from net accumulated earnings of the investee. Otherwise, such distributions are considered returns of investment and are recorded as a reduction of the cost of the investment. The Group recorded RMB nil, RMB 784 and RMB nil impairment on its equity securities without readily determinable fair value during the years ended December 31, 2020, 2021 and 2022 , respectively.
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
An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than temporary. The Group estimated the fair value of the investee company based on comparable quoted price for similar investment in active market, if applicable, or discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. The Group did not record any impairment on its equity method investments during the years ended December 31, 2020, 2021 and 2022.

F-1
7

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)

( q )	Insurance Premium Payables
Insurance premium payables are insurance premiums collected from insurance policyholder on behalf of insurance companies but not yet remitted to the insurance companies as of the balance sheet dates.

( r )	Share-Based Compensation
Equity classified share option awards
Share-based payment transactions with employees (including management), such as restricted share units and share options, are measured based on the grant date fair value of the equity instrument. The Group has elected to recognize compensation expenses over the requisite service period of the award using the straight line method for all employee equity awards granted with graded vesting provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date fair value of the options that are vested at that date. The Group elects to recognize forfeitures when they occur.
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
Upon an employee’s termination prior to the initial public offering in May 2021, the Group reclassifies any vested awards held by the employees into liability as the repurchase price is below fair value. The Group subsequently measures the liability awards at fair value at each reporting date until the initial public offering, with changes in fair value recognized as compensation expense. The repurchase feature expired upon the initial public offering in May 2021 and the award was reclassified from liability to equity.

( s )	Revenue recognition
Consistent with the criteria of ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), revenue represents the amount of consideration the Group is entitled to upon the transfer of promised goods or services in the ordinary course of the Group’s activities. The Group recognizes revenues when performance obligations are satisfied by transferring control of a promised good or service to a customer.
The Group recognizes revenue through the application of a five-step model, which includes: identification of the contract; identification of the performance obligations; determination of the transaction price; allocation of the transaction price to the performance obligations and recognition of revenue as the entity satisfies the performance obligations. At times, the Group may enter into multiple contracts with a customer, and these contracts may be combined and accounted for as a single contract with different performance obligations when they are entered into at or near the same time with the same customer and negotiated as a package with a single commercial objective. The total transaction price is allocated to each performance obligation in an amount based on the estimated relative stand-alone selling prices of the promised goods or services underlying each performance obligation consistent with the guidance in ASC 606. For determination of the stand-alone selling price of performance obligations, in cases the Group sells products or services with observable selling prices, these selling prices are used to determine the relative stand-alone selling prices. In cases the Group sells customized products or services for which observable selling prices do not exist, the Group uses the expected cost plus margin approach to estimate the stand-alone selling price of each performance obligation.
The Group’s revenue is principally comprised of insurance brokerage income, technical service income, crowdfunding service fees, digital clinical trial solution income, management fee income and other revenues. The following is a description of the accounting policy for the principal revenue streams of the Group.

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
The Group determines the transaction price of its contracts by estimating commissions that the entity expects to be entitled to over the premium collection term of the policy based on historical experience regarding premium retention and assumptions about future policyholder behaviour and market conditions. Such estimates are ‘constrained’ in accordance with ASC 606, that is, the Group uses the expected value method and only includes estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized for such transactions will not occur.
For certain long-term insurance policies sold, the Group is also entitled to a performance bonus from insurance companies if the retention rate for a certain period exceeds a predetermined percentage, or if its first year premiums exceed a predetermined amount. The Group may also be asked to refund some commission to insurance companies if the retention rate for a certain period falls below a predetermined percentage. As the consideration for the bonus or the refund is contingent on the occurrence (or non-occurrence)
of a future event, the bonus or the refund represents variable consideration. Consistent with the policy described above, the Group uses the expected value method to estimate the variable consideration and may constrain the estimate to the extent that it is probable that a significant reversal of revenue in the future will not occur.
Management of Mutual Aid Platform
The Group, as a manager and a fiduciary of the plan, operated a mutual aid platform, which consisted of several mutual aid plans that provided its participants (who are the Group’s customer) with health protection against different types of critical illnesses. The Group charged a management fee calculated as a fixed percentage of each approved payout for the basic mutual plans and charged an annual membership fee for upgraded mutual plan. The Group identified a single performance obligation, a series of distinct services comprising of managing services related to the mutual aid platform. The transaction price represented variable consideration in its entirety. The Group determined that the variable consideration related specifically to the Group’s efforts to perform and transfer payout processing services during the period, which were distinct from the services the Group provided in other periods. Therefore, as the payout processing services were performed, the variable consideration earned during the period was allocated to those services and recognized in the period control transfers.

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)

(s)	Revenue recognition (continued)

Management of Mutual Aid Platform
(continued)

In March 2021, the Group ceased the Waterdrop Mutual Aid operation and the corresponding management fee income ceased to be a revenue stream. As part of the transition, the Group voluntarily offered to cover participants’ eligible medical expenses during the transition period using its own cash and also voluntarily offered a one-year
complementary health insurance policy for each participant with a similar coverage enjoyed under the original mutual aid plan. The additional medical expense coverage payout made by the Group and the premium cost of the one-year
insurance were accounted for as a reduction of management fee revenue previously recognized for each participant to the extent of the cumulative revenue earned until March 26, 2021. Any portion in excess was recorded as an expense.
Technical Services
Technical service income mainly include revenue from providing technical services to insurance brokerage or agency companies through its customer relationship management (“CRM”) system and revenue from providing marketing services and risk management services to companies.
The Group provides technical services to selected insurance brokerage or agency companies where the Group allows other insurance brokerage or agency companies to use its customer relationship management (“CRM”) system without taking possession of its software. The Group has determined that the insurance brokerage or agency companies are its customers. The Group earns monthly system usage revenue for providing the access to the Group’s CRM system and the revenue is recognized overtime over the contract term. In addition, for insurance policies sold through the Group’s CRM system, the Group is also entitled to a referral revenue which is based on a percentage of the first two-year’s policy premiums. The Group recognizes the referral revenue at a point in time when the insurance policy becomes effective as the Group has no further obligation to the insurance brokerage or agency companies after the initial sale of a policy. The Group estimates the services fee that it expects to be entitled to over the first two-year of the long-term insurance policy and such estimates are ‘constrained’ in accordance with ASC 606.
The Group displays advertisement for certain companies on its various website channels and mobile apps and earns marketing service revenue mainly based on the number of articles published and the number of advertisement disclosed. The marketing service revenue is recorded at a point in time when the advertisement has been displayed.
The Group also provides risk management services to certain insurance companies whereby customers are charged based on standard unit prices and service volumes rendered during the period. Risk management service is recognized during the period when the risk management service is delivered.

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)

( s )	Revenue recognition (continued)

Crowdfunding service fees
The Group’s crowdfunding services primarily consist of providing technical and internet support, managing and reviewing the crowdfunding campaigns and facilitating the collection and transfer of funds to the patients. Starting in April , 2022, the Group charged a crowdfunding service fee calculated as a fixed percentage of the funds raised for a single campaign and which is payable to the Group only upon the successful withdrawal of the funds by the patient. The Group determined that the transaction price represented variable consideration in its entirety and related specifically to the Group’s efforts to perform and transfer the funds to the patients. Therefore, the Group recognizes the related revenues as the funds are successfully withdrawn.

Digital clinical trial solution
The Group provides digital clinical trial solution services to customers that mainly include biopharmaceutical companies and leading biotechnology companies. The Group enters into patient recruitment contracts with customers to match qualified patients with optimal suitability for enrollment in clinical trials. The Group earns digital clinical trial solution revenue for a fixed unit price per successful match under the patient recruitment contract. The Group’s performance obligation is to provide a successful match. The Group recognizes revenues for the services at the point in time when the individual patient enrollment for the clinical trials is confirmed by the customers.
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
Disaggregation of revenues
The following table provides further disaggregation by types and timing of revenues recognized:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Operating revenue
Insurance brokerage income
Short-term insurance brokerage income	2,045,191	2,037,677	1,628,902
Long-term insurance brokerage income	650,129	789,790	714,426

Subtotal	2,695,320	2,827,467	2,343,328

Technical service income	194,130	243,542	215,832
Crowdfunding service fees	—	—	155,803
Digital clinical trial solution income	—	566	59,456
Management fee income	109,828	2,745	—
Other revenues	28,670	131,594	27,349

Total	3,027,948	3,205,914	2,801,768

F-2
1

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)

( s )	Revenue recognition (continued)

Deferred Revenue
As of December 31, 2021, the Group’s deferred revenue was immaterial and was recognized as revenue during the year ended December 31, 2022. There is no deferred revenue balance as of December 31, 2022.
Refund liabilities
Refund liabilities are recognized for the estimated amounts of insurance brokerage service fees and technical service fees which are received but are expected to be refunded. It represents the consideration received that the Group does not expect to be entitled to earn and thus is not included in the transaction price because it will be refunded to customers. The refund liabilities are remeasured at each reporting date to reflect changes in the estimate, with a corresponding adjustment to revenue. The Group is expected to refund back to its customers if the retention rate for a certain period does not reach a predetermined percentage.
Value Added Tax
The Group is subject to Value Added Taxes (“VAT”) at the rate of 3% or 6%, depending on whether the entity is a general tax payer or small scale tax payer, and the related surcharges on revenue generated from providing services. VAT are reported as a deduction to revenue when incurred and amounted to RMB 229,209, RMB 309,891 and RMB 257,154 for the years ended December 31, 2020, 2021 and 2022, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expenses and other current liabilities on the consolidated balance sheets.
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
The contract asset balance as of December 31, 2021 and 2022 includes immaterial adjustment to the estimate of the transaction price for performance obligation satisfied during the years ended December 31, 2020 and 2021.

F-2
2

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)

( s )	Revenue recognition (continued)

Contract assets
(
continued)

Contract assets as of December 31, 2021 and 2022 are as follows:

	December 31,	December 31,
	2021	2022
	RMB	RMB
Contract assets	593,500	553,676
Less: Allowance for uncollectible accounts	—	—

Total	593,500	553,676

( t )	Operating cost
Operating costs primarily consist of (i) payroll and related expenses for insurance agents, consultants and customer service personnel,
(ii) transaction fees charged by third-party payment platforms related to insurance brokerage service, (iii) charges for the usage of the server and cloud service incurred for operational support of the platforms, and the associated expenses of facilities and equipment, such as depreciation expenses, rental and others attributed to the Group’s principal operations, (iv) cost of medical expenses and cost of one-year
health insurance coverage related to the termination of the mutual aid plans, (v) cost for patient recruitment consultants team and (vi) cost for the crowdfunding consultants team and cost related to the information review and investigation of medical crowdfunding campaigns as the Group started to generate crowdfunding service fees in April 2022.

( u )	Sales and Marketing Expenses
Sales and marketing expenses primarily consist of (i) marketing expenses for user acquisition and brand building, and (ii) payroll and related expenses for employees involved in selling and marketing functions, as well as the associated expenses of facilities and equipment, such as depreciation expenses, rental and others.

( v )	Research and Development Expenses
Research and development expenses primarily consist of (i) payroll and related expenses for employees involved in platform and new function development and significant improvement, (ii) charges for the usage of the server and cloud service incurred to support research, design and development activities by research and development personnel, as well as the associated expenses of facilities and equipment, such as depreciation expenses, rental and others. The Group has expensed all research and development expenses when incurred.

( w )	Taxation
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

F-2
3

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)

( w )	Taxation (continued)

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

( x )	Net (Loss)/Profit Per Share
Basic net (loss)/profit per ordinary share is computed by dividing net (loss)/profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.
The Group’s convertible redeemable participating preferred shares are participating securities as they participate in undistributed earnings on an as-if
converted basis. The Group determined that the nonvested restricted shares owned by the Founder and management team are participating securities as the holder of these nonvested restricted shares have nonforfeitable rights to receive dividends with all ordinary shares but these nonvested restricted shares do not have a contractual obligation to fund or otherwise absorb the Group’s loss. Accordingly, the Group uses the two-class
method, whereby undistributed net (loss)/profit for the period is allocated to ordinary shares only because the convertible redeemable participating preferred shares and nonvested restricted shares owned by the Founder are not contractually obligated to share the loss.
Diluted net (loss)/profit per ordinary share reflects the potential dilution that would occur if securities were exercised or converted into ordinary shares. The Group has participating convertible redeemable preferred shares, restricted shares and share options which could potentially dilute basic net (loss)/profit per ordinary share in the future. Diluted net (loss)/profit per ordinary share is computed using the two-class
method or the
as-if-converted
method, whichever is more dilutive.

( y )	Leases
The Group leases offices in different cities in the PRC under operating leases. The Group determines whether an arrangement constitutes a lease at inception and records lease liabilities and right-of-use
assets (“ROU”) on its consolidated balance sheets at the lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on its incremental borrowing rate, as the rates implicit in its leases are not determinable. The Group’s incremental borrowing rate is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to its own. The Group measures right-of-use
assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing rent expense when the lessor makes the underlying asset available to the Group. The Group’s leases have remaining lease terms of up to three years, some of which include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Group did not include renewal option periods in the lease term for which it is not reasonably certain to exercise. When a lease is terminated before the expiration of the lease term, the Group derecognizes the right of use asset and corresponding lease liability, any difference is recognized as a gain or loss related to the termination of the lease.
The Group has made an accounting policy election to exempt leases with an initial term of 12 months or less without a purchase option that is likely to be exercised from being recognized on the balance sheets. Payments related to those leases continue to be recognized in the consolidated statements of comprehensive loss on a straight line basis over the lease term.

F-2
4

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)

( z )	Significant Risk and Uncertainties
Currency Risk
The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and international economic and political developments that affect supply and demand in the China Foreign Exchange Trading System market of cash and cash equivalents and restricted cash. The cash and cash equivalents and restricted cash of the Group included aggregate amounts of RMB 1,406,313, and RMB 1,492,694, which were denominated in RMB at December 31, 2021 and 2022, respectively, representing 94.68% and 71.37% of the cash and cash equivalents and restricted cash at December 31, 2021 and 2022, respectively.
Concentration of Credit Risk
Details of the customers accounting for 10% or more of operating revenue, net are as follows:

	Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	%
Customer A	602,985	19.91%	240,650	7.51%	54,710	1.95%
Customer B	753,456	24.88%	457,995	14.29%	231,026	8.25%
Customer C	335,514	11.08%	367,434	11.46%	320,660	11.44%
Customer D	100,933	3.33%	104,928	3.27%	357,202	12.75%

	1,792,888	59.20%	1,171,007	36.53%	963,598	34.39%

Details of the customers which accounted for 10% or more of accounts receivable and contract assets are as follows:

	As of December 31,
	2021		2022
	RMB	%	RMB	%
Customer A	134,292	10.85%	11,952	0.97%
Customer B	190,284	15.38%	78,775	6.41%
Customer C	109,676	8.86%	151,033	12.28%
Customer D	59,857	4.84%	232,259	18.89%

	494,109	39.93%	474,019	38.55%

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

(
aa
) Recent Accounting Pronouncements not yet adopted
In June 2016, the FASB issued ASU
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
Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. In May 2019, the FASB issued ASU
2019-05,
Financial Instruments-Credit Losses (Topic 326): Targeted Transition Relief. This update adds optional transition relief for entities to elect the fair value option for certain financial assets previously measured at amortized cost basis to increase comparability of similar financial assets. The updates should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified retrospective approach). In November 19, 2019, the FASB issued ASU
2019-10
to amend the effective date for ASU
2016-13
to be fiscal years beginning after December 15, 2022 and interim periods therein. The Group is in the process of evaluating the impact of the ASUs and expects there’s no material impact to the consolidated financial statements.
In June 2022, the FASB issued ASU 2022-03, which (1) clarifies the guidance in ASC 820 on the fair value measurement of an equity security that is subject to a contractual sale restriction and (2) requires specific disclosures related to such an equity security. ASU 2022-03 clarifies that a “contractual sale restriction prohibiting the sale of an equity security is a characteristic of the reporting entity holding the equity security” and is not included in the equity security’s unit of account. Accordingly, an entity should not consider the contractual sale restriction when measuring the equity security’s fair value (i.e., the entity should not apply a discount related to the contractual sale restriction, as stated in ASC 820-10-35-36B as amended by the ASU). In addition, the ASU prohibits an entity from recognizing a contractual sale restriction as a separate unit of account. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years, with early adoption permitted. The adoption of this standard is not expected to have a material impact on the Group’s consolidated financial statements.

3.	Acquisitions and disposal of subsidiary
Asset acquisitions
In August 2020, the Group entered into purchase agreements with shareholders of Hainan Puluo Medical Technology Co., Ltd. (“Puluo”) to acquire 100% of Puluo’s equity ownership for a gross consideration of RMB2,063, among of which RMB1,500 was prepaid in 2020. In January 2021, the Group completed the acquisition. Puluo holds a medical institution license and a trademark and software copyright.
The Group evaluated the acquisition of the purchased assets under ASC
805-Business
Combination (ASC 805), and concluded that as substantially all of the fair value of the gross assets acquired is concentrated in an identifiable group of similar assets, the transaction did not meet the requirements to be accounted for as a business combination and therefore was accounted for as an asset acquisition.
The purchase price of the assets are as follows:

As of
December 31,
2021
Intangible assets- Medical institution license	3,708
Intangible assets- Trademark and software copyright	98

Total assets acquired	3,806
Deferred tax liabilities	(927)
Accrued expenses and other current liabilities	(816)

Total liabilities assumed	(1,743)

Net assets acquired	2,063

The Company recognized any excess consideration transferred over the fair value of the net assets acquired on a relative fair value basis to the identifiable net assets. The Company determined the estimated fair values using Level 3 inputs after review and consideration of relevant quoted market prices of comparable companies and relevant information.

F-2
6

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

3.	Acquisitions and disposal of subsidiary (continued)

Business acquisitions
In December 2021, the Group completed one business combination to complement its existing businesses with RMB nil consideration in exchange for 100% of Beijing Yifan Fengshun Medical Technology Co., Ltd.’s equity interest. The acquiree operates clinical trial patient recruitment services. The transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The consideration transferred was determined based on the acquisition-date fair value of the equity interest acquired, and was allocated based on the fair values of the acquired assets and liabilities, which were RMB 13,507 (including cash acquired of RMB 1,328) and RMB 13,809, respectively. Goodwill recognized in this acquisition amounted to RMB 302, which was primarily attributable to the synergies expected to be achieved from this acquisition. The goodwill recognized is not deductible for tax purposes.
Disposal of subsidiary
In May 2021, pursuant to a share purchase agreement, the Group transferred 100% ownership interest in Jinan Yifangda Pharmacy Co., Ltd. (“Yifangda”), a subsidiary of the Group, to third parties in return for cash consideration of Renminbi 1. As a result, the Group lost control over Yifangda. A disposal loss of RMB 252 was recognized under line-item “others, net” in the consolidated statement of comprehensive loss, which is the difference between the disposal consideration of Renminbi 1 and the carrying value in Yifangda, amounted to net assets of RMB 252.

4.	Short-term Investments
Short-term Investments consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Held-to-maturity investments	1,360,304	1,123,594
Available-for-sale investments	609,058	1,006,783

Total	1,969,362	2,130,377

As of December 31, 2021 and 2022, the maturity dates for the held-to-maturity
investments and
available-for-sale
investments were within one year.
Held-to-maturity
investments were mainly deposits in commercial banks with maturities less than one year and wealth management products issued by commercial banks and other financial institutions for which the Group has the positive intent and ability to hold those securities to maturity.
Available-for-sale
investments include wealth management products issued by commercial banks and other financial institutions which are not classified as trading securities or as held-to-maturity
securities. For the years ended December 31, 2020, 2021 and 2022, the gross unrealized
holding gains on
held-to-maturity
investments were RMB 128, RMB 5,411 and RMB 6,045, respectively. For the years ended December 31, 2020, 2021 and 2022, the gross unrealized gains on available-for-sale
investments were RMB 1,724, RMB 192 and RMB 174, respectively.

F-2
7

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

5.	Accounts receivable, net
Accounts receivable, net consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Accounts receivable	643,843	686,057
Allowance for doubtful accounts	—	(10,261)

Accounts receivable, net	643,843	675,796

The movements in the allowance for doubtful accounts are as follows:

As of December 31,
2022
RMB
Balance at beginning of the year	—
Additions	(10,866)
Write-offs	605

Balance at end of the year	(10,261)

6.	Prepaid Expense and Other Assets
Prepaid expense and other assets consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Fund receivable from external payment network providers (1)	87,609	54,801
Advances to suppliers	162,136	121,835
Prepayments and deposits	65,200	169,575
Value-added tax recoverable	33,688	11,757
Claims receivable on behalf of insurers	33,870	1,415
Others	26,291	35,092
Total	408,794	394,475

Less: impairment provision (2)	(39,000)	(39,372)

Less: allowance for doubtful accounts (3)	—	(12,635)

Prepaid expense and other assets, net	369,794	342,468

(1)
The Group opened accounts with external online payment service providers to collect and transfer insurance premiums to insurance companies, as well as to collect donor’s donation and mutual aid funds prior to transferring them to custodian bank. The balance of funds receivable from external payment network providers mainly includes accumulated amounts of donation, mutual aid fund received at the balance sheet date, which were subsequently transferred to the Group’s bank accounts or custodian accounts if they related to donor’s donations. The balance also includes insurance premium collected by the Group on behalf of insurance companies but not yet transferred to the insurance companies deposited in accounts of external online payment service providers. The amount was settled shortly after year end.

(2)
Impairment provision
for prepayment and deposits

for the years ended December 31, 2021 and 2022 were RMB39,000 and RMB 39,372 respectively. A provision of RMB39,000 was provided over prepayment, which was recorded in general and administrative expenses for the year ended December 31, 2021. A provision of RMB 372 was provided on deposits
, which was recorded in others, net for the year ended December 31, 2022.

(3)
Allowance for doubtful accounts on other receivables for the years ended December 31, 2021 and 2022 were RMB nil and RMB 12,635 respectively, which was recorded in general and administrative expenses for the year ended December 31, 2022.

The movements in the allowance for doubtful accounts are as follows:

As of December 31,
2022
RMB
Balance at beginning of the year	—
Additions	(12,635)

Balance at end of the year	(12,635)

F-2
8

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

7.	Fair Value of Assets and Liabilities
Recurring
The following table presents the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis subsequent to initial recognition:

				Balance at
	Level 1	Level 2	Level 3	Fair Value
December 31, 2021	RMB	RMB	RMB	RMB
Assets
Available-for-sale investments	—	609,058	—	609,058

Total Assets	—	609,058	—	609,058

				Balance at
	Level 1	Level 2	Level 3	Fair Value
December 31, 2022	RMB	RMB	RMB	RMB
Assets
Available-for-sale investments	—	1,006,783	—	1,006,783

Total Assets	—	1,006,783	—	1,006,783

The Group calculated the estimated fair value of its
available-for-sale
investments as of December 31, 2021 and 2022 using alternative pricing sources and models with market observable inputs. Accordingly, the Group classifies the fair value measurement calculated using valuation techniques that use these inputs as Level 2 measurement.
The following table presents a rollforward of the fair value of the level 3 liabilities recorded at fair value as of
December 31, 2021.

The liabilities represent the repurchase right held by the Group (see Note 2(r)). The repurchase right was terminated upon the initial public offering, and was reclassified from liability to equity.

Share-based
compensation
liabilities
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

F-2
9

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

8 .	Property, Equipment and Software, Net
Property, equipment and software, net, consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Computer and electronic equipment	26,853	21,299
Office furniture and equipment	1,121	1,229
Leasehold improvements	32,053	37,770
Software	22,685	27,165

Total	82,712	87,463

Less: accumulated depreciation	(37,950)	(56,066)

Property, equipment and software, net	44,762	31,397

Depreciation expenses for the years ended December 31, 2020, 2021 and 2022 were
RMB 12,892, RMB 17,906, and RMB 22,837, respectively. No impairment on property, equipment and software was recorded for the years ended December 31, 2020, 2021 and 2022.

9 .	Intangible Assets, Net
Intangible assets, net consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Brokerage licenses	14,558	14,558
Insurance adjusting license	2,293	2,293
Insurance agency license	35,130	35,130
Trademark and software copyright	2,142	2,142
Medical institution license	3,708	3,708

Total	57,831	57,831

Less: Accumulated amortization	(361)	(500)
Less: Impairment	(717)	(717)

Intangible assets, net	56,753	56,614

Amortization expense on intangible assets for the years ended December 31, 2020, 2021 and 2022 were RMB

, RMB 186 and RMB 139 respectively. As of December 31, 2022, the Group expects to record amortization expenses related to intangible assets RMB 139 for each of the next five years from January 1, 2023 and RMB 230 thereafter. RMB nil, RMB 717 and RMB nil of impairment charges were recognized on intangible assets and were included under “others, net” in the consolidated statement of comprehensive loss for the years ended December 31, 2020, 2021 and 2022, respectively. The impairment charges for the year end December 31, 2021 was related to the trademark.

F-
30

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

10 .	Long-Term Investments

	Equity securities
	without readily
	determinable	Equity
	fair value	Method	Total
	RMB	RMB	RMB
Balances at January 1, 2020	3,873	861	4,734
Share of results of equity method investee	—	(15)	(15)
Disposal	(1,000)	(846)	(1,846)
Foreign currency translation adjustment	(132)	—	(132)

Balances at December 31, 2020	2,741	—	2,741

Additions	9,900	—	9,900
Impairment	(784)	—	(784)
Foreign currency translation adjustment	(45)	—	(45)

Balances at December 31, 2021	11,812	—	11,812

Foreign currency translation adjustment	157	—	157

Balances at December 31, 2022	11,969	—	11,969

Equity Securities Without Readily Determinable Fair Value
In 2021, the Group invested less than 5% equity interest in certain preferred shares of a private company. The investment contains various right, including redemption right
 and a liquidation preference. As this investment was neither debt security nor in-substance
common stock, they were accounted as an equity securities without readily determinable fair values, were accounted for under the measurement alternative and were measured at cost, less impairment, subject to upward and downward adjustments resulting from observable price changes for identical or similar investments of the same issuer. No observable price changes were noted during the years ended December 31, 2021 and 2022.

1 1 .	Accrued Expenses and Other Current Liabilities
Components of accrued expenses and other current liabilities are as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Accrued marketing and customer service expenses(1)	87,071	124,785
Payable related to mutual aid plans and medical crowdfunding(2)	121,561	57,838
Payroll and welfare payable	184,903	222,146
Tax payable	22,020	23,312
Payable related to services fee	43,889	51,516
Refund liability	10,145	66,625
Others	29,163	37,901

Total	498,752	584,123

(1)	Amount represents the accrued channel cost and customer service expense payable to third-party companies.
(2)
Amount represents the fund collected through the third-party external payment network providers that have not transferred to the custodian bank and the accrued payable for medical expense and one-year
health insurance related to termination of mutual aid. The accrued payable for medical expense and one-year
health insurance related to termination of mutual aid as of the year ended December 31, 2021 and 2022 are RMB 71,609 and RMB 27,675, respectively. See note
6
 for disclosure related to fund receivable from third-party external payment network providers.

F-3
1

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

1 2 .	Segment Information
The Group’s chief operating decision maker is the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. The Group operates and manages its business as a single segment.
Substantially all of the Group’s revenues for the years ended December 31, 2020, 2021 and 2022 were generated from the PRC.
As of December 31, 2021 and 2022, all of the long-lived assets of the Group were located in the PRC.

1 3 .	Employee Benefits
Full-time employees of the Group in the PRC are entitled to welfare benefits including pension insurance, medical insurance unemployment insurance, maternity insurance, on-the-job
injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions. Total contributions by the Group for such employee benefits were RMB 86,847, RMB 236,238 and RMB 189,237 for the years ended December 31, 2020, 2021 and 2022, respectively.

1 4 .	Related Party Balances and Transactions
The table below sets major related parties of the Group and their relationships with the Group:

Entity or individual name	Relationship with the Group
Tencent Holdings Limited and its subsidiaries (“Tencent Group”)	Shareholder of the Group
Detail of related party balances and transactions as of and for the years ended December 31, 2020, 2021 and 2022 are as follows:

(1)	Service provided by related parties:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Marketing services from Tencent Group (1)	187,236	487,085	20,688
Payment processing services from Tencent Group (2)	34,061	37,986	27,812
Cloud technology services from Tencent Group (3)	26,931	45,343	35,260
Others	—	60	114

Total	248,228	570,474	83,874

(1)	The Group entered into a series of cooperation agreements with Tencent Group since 2020. The Group uses Tencent Group as its platform to provide marketing service.
(2)
The Group entered into a series of agreements with Tencent Group in 2016. The Group uses weixin pay (from Tencent Group) as one of its payment processing platforms to collect cash from insurance policy holders, participants of its mutual aid plan, and users on its medical crowdfunding platform. Tencent Group charges service fee for each transaction processed.

(3)	The Group entered into a series of agreements with Tencent Group since 2018. Tencent Group provides cloud technology services to the Group.

F-3
2

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

1 4 .	Related Party Balances and Transactions (continued)

(2)	Service provided to related parties:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Advertising services to Tencent Group	844	1,988	962

Total	844	1,988	962

(3)	Amount due from related parties:

	As of December 31,
	2021	2022
	RMB	RMB
Tencent Group (1)	1,049	358

Total	1,049	358

(1)
In addition, prepayments of RMB 120,459 and RMB 89,014 were recorded separately as of December 31, 2021 and 2022 under “Prepaid expense and other assets” in relation to the traffic channel service fee paid to Tencent Group, and the balance is amortized based on traffic volume consumed.

(4)	Amount due to related parties:

	As of December 31,
	2021	2022
	RMB	RMB
Cloud technology services from Tencent Group	20,449	11,509
Others	—	44

Total	20,449	11,553

1 5 .	Income Taxes
Cayman Islands
The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.
Hong Kong
According to the Hong Kong regulations, Hong Kong entities are subject to a two-tiered
income tax rate for taxable income earned in Hong Kong with effect from April 1, 2018. The first HK$2 million of profits earned by HK entity will be taxed at 8.25%, while the remaining profits will continue to be taxed at the existing 16.5% tax rate. In addition, to avoid abuse of the two-tiered
income tax rate regime, each group of connected entities can nominate only one entity to benefit from the two-tiered
income tax rate. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax. Under the Hong Kong tax laws, the Company is exempted from the Hong Kong income tax on foreign-derived income.

F-3
3

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

1 5 .	Income Taxes (continued)

China
The Company’s subsidiaries, consolidated VIEs and subsidiaries of the VIEs established in the PRC are mainly subject to statutory income tax at a rate of 25%.
Certain enterprises benefit from a preferential tax rate of 15%
under the Enterprise Income Tax (“EIT”) Law if they qualify as high and new technology enterprises (“HNTE”). Under such law, Waterdrop Technology is qualified for HNTE status and is
eligible to the preferential tax rate of

15% for the years ended 2021and 2022. Certain enterprises (including Puluo, Chongqing Hecheng Insurance Adjusting Co., Ltd., etc.) qualified as “small enterprises with low profits” and thus enjoyed a preferential income tax rate of 20% for 2021 and 2022.
Composition of Income Tax Expense
The current and deferred components of income tax expense included in the consolidated statements of comprehensive (loss)/income were as follows:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Current income tax	641	3,974	1,150
Deferred income tax	49,514	(224,961)	21,826

Income tax expense/(benefit)	50,155	(220,987)	22,976

Tax Reconciliation
Reconciliation between the income tax benefit computed by applying the EIT tax rate to (loss)/profit before income tax and income tax expense/(benefit) were as follows:

	For the Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
(Loss)/profit before income tax	(613,699)	(1,795,067)	630,693
Tax benefit at EIT tax rate of 25% (1)	(153,425)	(448,767)	157,673
Expenses not deductible for tax purposes	65,034	52,051	23,294
Research and development super deduction	(44,143)	(37,492)	(43,017)
Effect of different tax rates of subsidiaries operating in other jurisdictions	37,673	4,149	3,192
Effect of PRC preferential tax rates	—	52,502	(46)
Changes in valuation allowance	145,016	156,570	(118,120)

Income tax expense/(benefit)	50,155	(220,987)	22,976

(1)
The Group’s major operations during the years ended December 31, 2020, 2021 and 2022 were conducted in PRC, and thus all losses were attributable to the Group’s operations in the PRC (or foreign operation). Accordingly, the Group prepared its tax rate reconciliation starting with the PRC statutory tax rate during the years ended December 31, 2020, 2021 and 2022.

F-3
4

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

1 5 .	Income Taxes (continued)

Deferred Tax Assets and Deferred Tax Liabilities

	As of December 31,
	2021	2022
	RMB	RMB
Deferred tax assets
Deductible advertising expenses exceeding the tax limit (2)	45,438	18,945
Accrued expenses	41,458	50,516
Other deductible expenses exceeding the tax limit (2)	427	448
Provisions for the prepayments and other non-current assets	10,125	14,761
Operating loss carry forward	579,821	431,335
Less: valuation allowances	(499,090)	(378,815)

Total deferred tax assets	178,179	137,190

Deferred tax liabilities
Intangible assets	13,551	13,551
Contract assets	148,375	138,419
Advance from customer	17,964	8,757

Total deferred tax liabilities	179,890	160,727

	As of December 31,
	2021	2022
	RMB	RMB
Classification in the consolidated balance sheets:
Deferred tax assets	11,840	6,166
Deferred tax liabilities	13,551	29,703
Movement of valuation allowance

	As of December 31,
	2021	2022
	RMB	RMB
Balance at the beginning of the year	390,833	499,090
Additions	153,780	25,295
Reversals	(45,523)	(145,570)

Balance at end of the year	499,090	378,815

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

F-3
5

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

1 5 .	Income Taxes (continued)

Movement of valuation allowance
(continued)

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
As of December 31, 2021 and 2022, the Group had net operating loss carry forward of approximately RMB 2,706,859 and RMB 2,113,885, respectively, which arose from the subsidiaries, VIEs and the VIEs’ subsidiaries established in PRC. As of December 31, 2022, the tax losses in the PRC can be carried forward for five years to offset future taxable income and the period was extended to ten years for entities qualified as HNTE in 2022 and thereafter.
In general, the PRC tax authorities have up to five years to conduct examinations of the Group’s tax filings. As of December 31, 2022, the PRC subsidiaries’ 2018 to 2022 tax returns remain open to examination.
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
In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under the double tax arrangement between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Group has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Chinese subsidiary of the Group are in accumulated loss position and will not distribute profits. Therefore, no withholding income taxes for undistributed profits of the Group’s subsidiaries have been provided as of December 31, 2021 and 2022.
The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2020, 2021 and 2022. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expense and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2022.

F-3
6

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

1 6 .	Ordinary Shares
The Company’s Memorandum and Articles of Association authorizes the Company to issue up to 10,000,000,000 ordinary shares with a par value of US$0.000005 per shares. As of December 31, 2020, the Company has 1,203,526,000 shares issued and outstanding. Each ordinary share is entitled
to one vote
 as of December 31, 2020
. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to prior rights of holders of all other classes of shares outstanding.
According to the Amended and Restated Memorandum and Articles of Association on 16 April 2021, the ordinary shares of the Company are classified as Class A and Class B and 1,203,526,000 ordinary shares outstanding then were designated to 401,621,021 Class A ordinary shares and 801,904,979 Class B ordinary shares, respectively. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to nine votes and is convertible into one Class A ordinary share at the option of the holder thereof. In May 2021, the Company completed its initial public offering and issued 30,000,000 ADSs (representing 300,000,000 Class A ordinary shares). The net proceeds raised from initial public offering were RMB 2,133,437 net of issuance cost. Upon the completion of initial public offering, 2,437,739,290 preferred shares were converted and re-designated
on a 1:1 basis as Class A ordinary shares.
The Company’s Board of Directors approved a share repurchase program in September 2021 and amended in September 2022, under which the Company was authorized to repurchase up to US$80,000 of its ordinary shares in the form of ADSs over the following 12 months. 1,360,623 ADSs (equivalent to 13,606,230 Class A ordinary shares) were repurchased during
the year ended December 31, 2021 at a total consideration of RMB16,546. 7,074,834 ADSs (equivalent to 70,748,340 Class A ordinary shares) were repurchased during
the year ended December 31, 2022 at a total consideration of RMB67,022. The repurchased shares were presented as treasury stock, using the par value method on the consolidated balance sheets as of December 31, 2021 and 2022.
As of December 31, 2022, the Company has 3,909,945,660 shares issued and outstanding, including 3,108,040,681 Class A ordinary shares and 801,904,979 Class B ordinary shares.

1 7 .	Convertible Redeemable Preferred Shares
As of December 31, 2020, the convertible redeemable preferred shares issued by the Company consisted of Series
Pre-A,
A, A+, B, C, C+, C++ and D preferred shares.

The Group classified the convertible redeemable preferred shares as mezzanine equity in the consolidated balance sheets because they are redeemable at the holders’ option any time after a certain date and are contingently redeemable upon the occurrence of certain events outside of the Company’s control. The convertible redeemable preferred shares are recorded initially at fair value, net of issuance costs.
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
In May 2021, upon the completion of the initial public offering, all of the Company’s preferred shares were converted into ordinary shares on an one-to-one
basis.

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

18.	Share-Based Compensation
A summary of share-based compensation expense recognized related to share options granted, RSUs granted, and ordinary shares transfers is as follows:

	Year Ended December 31,

	2021	2022
	RMB	RMB
Sales and marketing expenses	10,853	16,120
General and administrative expenses	190,252	80,448
Research and development expenses	25,056	15,458

	226,161	112,026

As of December 31, 2022, unrecognized compensation cost related to unvested RSUs granted, share option awards granted to employees of the Group was RMB 250,995. As of December 31, 2022, such cost was expected to be recognized over a weighted average period of 2.1 year
s
.

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

F-
38

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

1 8 .	Share-Based Compensation (continued)

Share Option
(continued)

During the year ended December 31, 2021, the Group granted 82,665,350 options under the 2018 Plan with a weighted average exercise prices of US$ 0.08 (RMB 0.51). During the year ended December 31, 2022, the Group granted 800,000 options under the 2018 Plan with a weighted average exercise prices of US$ 0.08 (RMB 0.54). The term of the option is fixed and does not exceed 10 years from the date of the grant. The options will vest in accordance with the vesting schedules set out in the respective share option agreements with vesting period ranging from 1 to 4 years.
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
term of the 2021 Plan.
During the years ended December 31,

2021 and 2022, no options granted under the 2021 Plan.
The vesting of the share options granted during the years ended December 31, 2021 and 2022 are only subject to service condition.
The following table sets forth the share options activities under the 2018 Plan for the years ended December 31, 2021 and 2022:

	Number of Options	Weighted Average Exercise Price	Weighted Average remaining contractual life	Weighted Average Grant- date Fair Value	Aggregate Intrinsic Value
	RMB	RMB	RMB	RMB	RMB
Outstanding as of December 31, 2020	216,916,329	0.22	8.51	1.10	255,873
Granted	82,665,350	0.51	—	4.93	—
Exercised	(15,142,550)	0.41	—	1.42	—
Forfeited	(37,430,787)	0.29	—	2.41	—

Outstanding as of December 31, 2021	247,008,342	0.29	7.94	2.10	543,248

Granted	800,000	0.54	—	0.70	—
Exercised	(27,750,770)	0.39	—	1.20	—
Forfeited	(30,645,015)	0.31	—	3.52	—

Outstanding as of December 31, 2022	189,412,557	0.28	6.95	2.14	452,543

Exercisable as of December 31, 2022	125,246,461	0.22	6.48	1.46	196,034
The total grant-date fair value of options vested during the years ended December 31, 2021 and 2022 was RMB 75,347 and RMB 111,073, respectively.

F-
39

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

1 8 .	Share-Based Compensation (continued)

Share Option
(continued)

The Group calculated the estimated fair value of the share options on the respective grant dates using the binomial option pricing model with the assistance from an independent valuation firm, with the following assumptions.

	Year Ended December 31	Year Ended December 31
	2021	2022
Risk free rate of interest	1.47%-3.20%	2.79%-2.85%
Volatility	27%-28%	27%
Dividend yield	—	—
Exercise multiples	2.2-2.8	2.2
Life of options (years)	10	10
Fair value of underlying ordinary shares	$0.14~$0.98	$0.13~$0.31

(1)	Risk free rate of interest
Based on the daily treasury long term rate of U.S. Department of the treasury with a maturity period close to the expected term of the option.

(2)	Volatility
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
The estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on market value of the Company’s shares on each date of grant.
Restricted share units
During the year ended December 31, 2022, the Group granted 112,336,970 restricted share units to certain employees and senior management under the 2018 Plan, which vest immediately or over 1 to 4 years. The estimated fair value of each RSU granted is based on market value of the Company’s shares on each date of grant. A summary of the restricted share units activities under the 2018 Plan for the year ended December 31, 2022 is presented as follow:

F-4
0

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

18.	Share-Based Compensation (continued)

Restricted share units (continued)

	Number of RSUs	Weighted Average Grant-date Fair Value
		RMB
As of December 31, 2021	—	—
Granted	112,336,970	0.83
Vested	(10,141,620)	0.74
Forfeited or cancelled	(425,000)	0.75
Unvested as of December 31, 2022	101,770,350	0.84
During the years ended December 31, 2022, no RSUs were granted under the 2021 Plan.
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
In
October 2020, the board of the Company approved to grant 102,762,450 restricted shares to certain management (the “Selected Management”) to replace options previously granted under the 2018 Plan. The Selected Management paid the purchase price of the restricted shares of US$0.003 per share, which is lower than the exercised price of the original options. The vesting and other requirements imposed on the restricted shares were the same as those under the original option granted. As a result, the Group accounted for the reduction of the exercise price of the options and the issuance of restricted shares in exchange of the options of the Selected Management as a modification which requires the re-measurement of the fair value of these share options. This remeasurement resulted in a total incremental share-based compensation of RMB26,330, RMB5,702 of which is recognized on the modification date in 2020, and the remaining will be amortized through the vesting period of the restricted shares.

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
The Group determined that the nonvested Restricted Shareholders Shares are participating securities as the nonvested Restricted Shareholders Shares have a nonforfeitable right to receive dividends but do not have a contractual obligation to fund or otherwise absorb the Group’s losses. The weighted-average grant date fair value of the Restricted Shareholders Shares is US$0.20 per share.

F-4
1

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

18.	Share-Based Compensation (continued)

Restricted shares owned by the management
(continued)

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
No
repurchase occurred in the years ended December 31, 2020, 2021 and 2022. Such liability classified awards are remeasured at fair value subsequently at each reporting date, with the changes in fair value recorded as compensation expenses. During the years ended December 31, 2020, and 2021,
RMB25,369
 and
RMB42,154
related share based compensation expenses were recognized. The repurchase feature expired upon the initial public offering in May 2021, thus the awards were reclassified from liability to equity, an
 RMB 68,567
corresponding increase in additional paid-in capital upon the initial public offering.

19.	Net (Loss)/Profit Per Share
Loss per share was computed by dividing net (loss)/profit available to ordinary shareholders by the weighted average number of ordinary shares outstanding:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Basic net (loss)/profit per share calculation
Numerator:
Net (loss)/ profit for the period attributable to Waterdrop Inc.	(663,869)	(1,574,080)	607,717
Deemed dividend	(158,243)	—	—
Change in redemption value in preferred shares	(285,668)	(152,287)	—

Net (loss)/profit attributable to ordinary shareholders for computing basic net (loss)/profit per ordinary shares	(1,107,780)	(1,726,367)	607,717

Denominator:
Weighted average ordinary shares outstanding used in computing basic net (loss)/profit per ordinary shares	1,174,583,516	2,990,507,749	3,921,388,720
Net (loss)/profit per ordinary share attributable to ordinary shareholders basic	(0.94)	(0.58)	0.15

F-4
2

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

1 9 .	Net (Loss)/Profit Per Share (continued)

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Diluted net (loss)/profit per share calculation
Numerator:
Net (loss)/profit attributable to ordinary shareholders for computing diluted net (loss)/profit per ordinary shares	(1,107,780)	(1,726,367)	607,717

Denominator:
Weighted average ordinary shares outstanding used in computing basic net (loss)/profit per ordinary shares	1,174,583,516	2,990,507,749	3,921,388,720
Effect of potentially diluted share options	—	—	84,176,378
Effect of potentially diluted restricted share units	—	—	16,902,062
Weighted average ordinary shares outstanding used in computing diluted net (loss)/profit per ordinary shares	1,174,583,516	2,990,507,749	4,022,467,160
Net (loss)/profit per ordinary share attributable to ordinary shareholders diluted	(0.94)	(0.58)	0.15
The following shares outstanding were excluded from the calculation of diluted net (loss)/profit per ordinary share, as their inclusion would have been anti-dilutive for the periods prescribed.

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Shares issuable upon exercise of share options	140,815,045	60,029,916	204,753,909
Shares issuable upon exercise of restricted share units	—	—	3,622,413
Shares issuable upon vesting of nonvested restricted shares	41,520,896	3,983,115	—
Shares issuable upon conversion of Series pre-A convertible preferred shares	241,148,000	82,811,813	—
Shares issuable upon conversion of Series A convertible preferred shares	334,926,000	115,015,797	—
Shares issuable upon conversion of Series A+ convertible preferred shares	157,896,000	54,222,527	—
Shares issuable upon conversion of Series B convertible preferred shares	352,107,646	120,916,087	—
Shares issuable upon conversion of Series C convertible preferred shares	542,794,072	186,399,063	—
Shares issuable upon conversion of Series C+ convertible preferred shares	170,632,018	58,596,160	—
Shares issuable upon conversion of Series C++ convertible preferred shares	95,851,381	41,542,257	—
Shares issuable upon conversion of Series D convertible preferred shares	145,205,580	177,632,040	—

20 .	Leases
The Group leases certain office premises and equipment to support its core business under noncancelable leases. The Group determines if an arrangement is a lease at inception. Some lease agreements contain lease and non-lease
components, which the Group chooses not to account for as separate components as the Group has elected the practical expedient. The Group also elected the short-term lease exemption for all contracts with lease terms of 12 months or less. As of December 31, 2021 and 2022, the Group had 4 long-term leases that were classified as financing leases. As of December 31, 2021 and 2022, the Group had no significant lease contract that has been entered into but not yet commenced.
Some leases were terminated before the expiration of the lease term, the relevant right-of-use asset and the lease liability were derecognized with the difference amounted to RMB 2,173 recognized under operating costs and expenses in the consolidated statements of operations. The noncash decrease of operating lease right-of-use assets was RMB 12,019.

F-4
3

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

2 0 .	Leases (continued)

A summary of supplemental information related to operating leases and financing leases were as follow:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Operating leases-Weighted average remaining lease term	0.84	1.66	1.82
Financing leases-Weighted average remaining lease term	2.28	1.53	0.85
Operating leases-Weighted average discount rate	7.49%	8.04%	6.41%
Financing leases-Weighted average discount rate	8.20%	8.39%	8.92%
The components of lease expense were as follows:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Operating lease cost	42,447	47,905	33,207
Financing lease cost:
Amortization of right-of-use assets	161	204	190
Interest on lease liabilities	33	29	13
Short-term lease cost	10,612	13,902	7,710

Total	53,253	62,040	41,120

Supplemental information related to the Group’s leases were as follows:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Cash paid for operating leases	31,889	50,926	40,235
Cash paid for financing leases:
Operating cash flows from finance leases	16	41	41
Financing cash flows from finance leases	169	192	164
Non-cash
ROU assets in exchange for new lease liabilities:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Operating leases	58,329	28,021	10,220
Financing leases	304	19	—

F-4
4

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

20 .	Leases (continued)

The following is a maturity analysis as of December 31, 2022:

	As of December 31,
	2022
	Operating Leases	Financing Leases
	RMB	RMB
2023	9,559	75
2024	3,767	—
2025	1,367	—
2026 and thereafter	—	—
Subtotal	14,693	75
Less: imputed interest	(711)	(2)

Lease liabilities	13,982	73

2 1 .	Commitments and Contingencies
The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.
On September 14, 2021, a complaint (case No.
l:21-cv-07683-VSB)
was filed in the U.S. District Court for the Southern District of New York (the “Court”) against the Group, certain executives and directors of the Group, the Group’s authorized process agent in the U.S, and the underwriters of the Group’s initial public offering. The action allege that defendants made misstatements and omissions in connection with the Group’s initial public offering in May 2021 in violation of the federal securities laws. On December 8, 2021, the Court appointed a lead plaintiff and approved a lead plaintiff counsel. On February 21, 2022, the lead plaintiff filed an amended complaint. On April 22, 2022, the parties completed briefing on Defendants’ Motion to Dismiss the State Court Action.On February 3, 2023, the Court granted the Company’s motion to dismiss in its entirety and dismissed the amended complaint with prejudice. On March 6, 2023, the lead plaintiff filed a notice to appeal the Court’s February 3, 2023 order and judgment to the U.S. Court of Appeals for the Second Circuit, where this case is currently pending. The action remains in preliminary stages and the results of this case can not be estimated. The Group is defending against the action vigorously.

F-4
5

WATERDROP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data, or otherwise noted)

2 2 .	Statutory Reserves and Restricted Net Asset
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
Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s PRC subsidiaries and VIEs. There were no appropriations to these reserves by the Group’s PRC entities for the years ended December 31, 2020, 2021 and 2022.
As a result of PRC laws and regulations and the requirement that distributions by the PRC entity can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entity is restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in
capital and statutory reserves of the Group’s subsidiaries and VIEs. As of December 31, 2022, the aggregate amounts of paid-in
capital and statutory reserves represented the amount of net assets of the relevant entity in the Group not available for distribution amounted to RMB 1,261,895.

F-4
6

WATERDROP INC.
SCHEDULE
1-CONDENSED
BALANCE SHEETS
(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2021	2022
	RMB	RMB	US$
			(Note 2)
Assets
Current assets
Cash and cash equivalents	8,483	351,817	51,009
Short-term investments	414,921	310,799	45,062
Prepaid expense and other assets	14,993	81,162	11,768
Amount due from its subsidiaries and the consolidated VIEs	1,786	118,426	17,170

Total current assets	440,183	862,204	125,009

Non-current assets
Long-term investments	3,885,718	4,917,050	712,905

Total non-current assets	3,885,718	4,917,050	712,905

Total assets	4,325,901	5,779,254	837,914

Liabilities
Current liabilities
Accrued expenses and other current liabilities	3,734	7,380	1,070
Amount due to its subsidiaries and the consolidated VIEs	348,741	1,005,746	145,819

Total current liabilities	352,475	1,013,126	146,889

Total liabilities	352,475	1,013,126	146,889

Shareholders’ Equity:
Ordinary shares (US$ 0.000005 par value; 10,000,000,000 shares authorized, 8,900,000,000 Class A ordinary shares authorized, 3,206,653,701 Class A ordinary shares issued, 3,140,896,631 and 3,108,040,681 Class A ordinary shares outstanding as of December 31, 2021 and 2022, respectively; 1,000,000,000 Class B ordinary shares authorized, 801,904,979 Class B ordinary shares issued and outstanding as of December 31, 2021and 2022)	134	135	20
Treasury stock	—	(3)	—
Additional paid-in capital	7,329,420	7,384,670	1,070,677
Accumulated other comprehensive (loss)/ income	(21,492)	108,245	15,694
Accumulated deficit	(3,334,636)	(2,726,919)	(395,366)

Total shareholders’ equity	3,973,426	4,766,128	691,025

Total liabilities and shareholders’ equity	4,325,901	5,779,254	837,914

F-
47

WATERDROP INC.
SCHEDULE
1-CONDENSED
STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME
(All amounts in thousands, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				(Note 2)
Operating revenue, net	—	2,279	—	—
Operating costs and expenses	(229,413)	(250,814)	(153,603)	(22,270)
Interest income	2,293	8,666	11,990	1,738
Fair value change of warrant	(150,685)	—	—	—
Foreign currency exchange (loss)/gain	(3)	(2,114)	1,290	187
Income tax expense	(39)	—	—	—
Others, net	—	4	17,097	2,479
Equity in (loss)/profit of subsidiaries and VIEs	(286,022)	(1,332,101)	730,943	105,976

Net (loss)/profit	(663,869)	(1,574,080)	607,717	88,110

Deemed dividend on modification on preferred shares	(67,975)	—	—	—
Deemed dividend upon issuance of warrants	(90,268)	—	—	—
Preferred shares redemption value accretion	(285,668)	(152,287)	—	—

Net (loss)/profit attributable to ordinary shareholders	(1,107,780)	(1,726,367)	607,717	88,110

Foreign currency transaction adjustments	(14,008)	(36,640)	129,563	18,785
Unrealized gains on available-for-sale investments, net of tax	1,724	192	174	25

Total comprehensive (loss)/income	(676,153)	(1,610,528)	737,454	106,920

F-
48

WATERDROP INC.
SCHEDULE
1-CONDENSED
STATEMENTS OF CASH FLOW
(All amounts in thousands, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				(Note 2)
Cash Flows from Operating Activities:	(28)	320,097	534,951	77,560
Cash Flows from Investing Activities:
Purchase of short-term investments	(654,428)	(1,875,171)	(1,486,449)	(215,515)
Proceeds from maturity of short-term investments	—	2,100,240	1,621,770	235,135
Investment in subsidiaries	(1,554,670)	(2,683,195)	(178,395)	(25,865)
Prepaid investments	—	—	(69,426)	(10,066)

Net cash used in investing activities	(2,209,098)	(2,458,126)	(112,500)	(16,311)

Cash Flows from Financing Activities:
Proceeds from issuance of convertible redeemable preferred shares, net	2,048,986	—	—	—
Proceeds from exercise of share option	—	2,971	9,729	1,411
Payment for share repurchase	—	(16,546)	(67,022)	(9,717)
Proceeds from initial public offering, net	—	2,142,104	—	—

Net cash provided by/(used in) financing activities	2,048,986	2,128,529	(57,293)	(8,306)

Effect of exchange rate changes on cash and cash equivalents	(26,122)	(14,162)	(21,824)	(3,164)

Net (decrease)/increase in cash and cash equivalents and restricted cash	(186,262)	(23,662)	343,334	49,779

Total cash and cash equivalents and restricted cash at beginning of year	218,407	32,145	8,483	1,230

Total cash and cash equivalents and restricted cash at end of year	32,145	8,483	351,817	51,009

F-
49

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

3.
Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Group and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Group as of December 31, 2021 and 2022 and the years ended 2020, 2021 and 2022. No dividend was paid by the Group’s subsidiaries to Waterdrop Inc. in 2020, 2021 and 2022.

4.
As of December 31, 2022, there were no material contingencies, significant provisions of long term obligations, and mandatory dividend or redemption requirements of redeemable shares or guarantees of the Group, except for those which have been separately disclosed in the Consolidated Financial Statement, if any.

F-5
0