Form 20-F
period 2023-12-31
Waterdrop Inc.
filed 2024-04-25
CIK 1823986

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________

For the transition period from ________ to ________

Commission file number:001-40376

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

Email:IR@shuidi-inc.com

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

2,899,717,031 Class A ordinary shares (excluding 382,539,490 Class A ordinary shares, comprising of Class A ordinary shares issued to the depositary for bulk issuance of ADSs and reserved for future issuances upon the exercise or vesting of awards granted under share incentive plans, and Class A ordinary shares in the form of ADSs held in treasury) and 801,904,979 Class B ordinary shares, par value US$0.000005 per share, as of December 31, 2023.

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

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐
				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐  Yes    ☒  No

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☐  Yes    ☒  No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to§240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	☐	Other ☐
by the International Accounting Standards Board

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.   ☐  Yes    ☐  No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

●	“ADRs” are to the American depositary receipts which may evidence the ADSs;
●	“ADSs” are to the American depositary shares, each of which represents ten Class A ordinary shares;
●	“China” or the “PRC” are to the People’s Republic of China, including Hong Kong, Macau and Taiwan; and “mainland China” refers to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan. The operational risks associated with being based in and having operations in mainland China also apply to operations in Hong Kong. While entities and businesses in Hong Kong operate under different sets of laws from mainland China, the legal risks associated with being based in and having operations in mainland China could apply to our operations in Hong Kong, if the laws applicable to mainland China become applicable to entities and businesses in Hong Kong in the future;
●	“Class A ordinary shares” refer to our Class A ordinary shares, par value US$0.000005 per share; “Class B ordinary shares” refer to our Class B ordinary shares, par value US$0.000005 per share;
●	“CRO” are to Contract Research Organization;
●	“CSO” are to Contract Sales Organization;
●	“FYP” are to first year premiums, which include all premiums that policyholders are obligated to pay for short-term policies and the premiums that policyholders are obligated to pay in the first policy year for long-term policies;
●	“Hong Kong” or “HK” are to the Hong Kong Special Administrative Region of the PRC;
●	“ordinary shares” are to our Class A ordinary shares and Class B ordinary shares, par value US$0.000005 per share;
●	“the VIEs” are to Beijing Zhuiqiu Jizhi Technology Co., Ltd., or Zhuiqiu Jizhi, Beijing Shuidi Hubao Technology Co., Ltd., or Shuidi Hubao, Beijing Shuidi Hulian Technology Co., Ltd., or Shuidi Hulian, Beijing Zongqing Xiangqian Technology Co., Ltd., or Zongqing Xiangqian, and Beijing Guangmu Weichen Technology Co., Ltd., or Guangmu Weichen;
●	“our WFOE” are to Waterdrop Technology Group Co., Ltd., or Waterdrop Technology, formerly known as Beijing Absolute Health Co., Ltd.;
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“Shenlanbao” are to Shenzhen Cunzhen Qiushi Technology Co., Ltd. and its subsidiaries;
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and
●	“Waterdrop,” “we,” “us,” “our company” and “our” are to Waterdrop Inc., our Cayman Islands holding company and its subsidiaries. We conduct our operations primarily through (i) our subsidiaries in mainland China and (ii) the VIEs, with which we maintain contractual agreements. The consolidated VIEs are the companies that are incorporated and conducting operations in mainland China, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes.

Our reporting currency is the Renminbi. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB7.0999 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2023. We make no representation that the Renminbi or U.S. dollars amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our mission, goals and strategies;
●	our future business development, financial conditions and results of operations;
●	the growth of the insurance, medical crowdfunding and healthcare industries in China;
●	our expectations regarding demand for and market acceptance of our products and services;
●	our expectations regarding our relationships with consumers, insurance carriers and other partners;
●	competition in the industries we operate;
●	our proposed use of proceeds; and
●	government policies and regulations relating to our industry.

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

PART I

Item 1.Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.Offer Statistics and Expected Timetable

Not applicable.

Item 3.Key Information

Waterdrop Inc. is not an operating company in China but rather a Cayman Islands holding company with no material operations of its own and no equity ownership in the VIEs (defined below). We conduct our operations primarily through (i) our subsidiaries in mainland China and (ii) the VIEs, with which we maintain contractual agreements. The laws and regulations of mainland China restrict and impose conditions on foreign direct investment in companies involved in the provision of value-added telecommunication services, insurance brokerage services or insurance agency services. Therefore, we operate such businesses in China through the variable interest entities, Zhuiqiu Jizhi, Shuidi Hubao, Shuidi Hulian, Zongqing Xiangqian and Guangmu Weichen, which we refer to as the VIEs in this annual report, and rely on contractual arrangements among our subsidiaries in mainland China, the VIEs and their shareholders to control the business operations of the VIEs. Revenues contributed by the VIEs accounted for 99.6%, 93.6% and 88.6% of our total net revenues for the fiscal years 2021, 2022 and 2023, respectively. As used in this annual report, “Waterdrop,” “we,” “us,” “our company” or “our” refers to Waterdrop Inc. and its subsidiaries. Investors in our ADSs thus are not purchasing equity interest in the VIEs but instead are purchasing equity interest in Waterdrop Inc., a Cayman Islands holding company, and may never directly hold equity interests in the VIEs in mainland China. The consolidated VIEs are mainland China companies conducting operations in mainland China, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. Waterdrop Inc. is a holding company with no operations of its own. We do not have any equity ownership in the consolidated VIEs.

Our corporate structure is subject to risks associated with our contractual arrangements with the VIEs. Investors may not directly hold equity interests in the VIEs or in the businesses that are conducted by the VIEs, and the VIE structure provides contractual exposure to foreign investment in mainland China-based companies which involve foreign investment restrictions. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with the laws and regulations in mainland China, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. This may result in the VIEs being deconsolidated, which would materially and adversely affect our operations, and our ADSs may decline significantly in value or become worthless. The legality and enforceability of the contractual agreements between our subsidiaries in mainland China, the VIEs, and their nominee shareholders, as a whole, have not been tested in a court of law in mainland China as of the date of this annual report. Our holding company, our subsidiaries in mainland China, the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our ordinary shares or our ADSs may decline significantly in value or become worthless. As such, the VIE structure involves unique risks to investors of our holding company. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

We face various legal and operational risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving laws and regulations in mainland China. In recent years, the PRC government has issued statements and regulatory actions relating to areas such as regulatory approvals on offshore offerings, the use of VIE structure, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. For example, on February 17, 2023, China Securities Regulatory Commission, or the CSRC, issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, which became effective on March 31, 2023. Pursuant to these regulations, China-based companies that directly or indirectly offer or list their securities in an overseas market must file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. These regulations also provide that a China-based company must file with the CSRC within three business days after completion of its follow-on offering of securities after it is listed in an overseas market. There remain uncertainties with respect to how the CSRC filing procedures under these regulations would be applied to, and implicate, the procedures, timetables and outcomes of our future offering or other capital raising activities. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors and accept foreign investments or list on another foreign exchange, or cause the value of such securities to significantly decline or be worthless. For a detailed description of risks related to doing business in China, “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

Risks and uncertainties arising from the legal system in mainland China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in mainland China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The legal system in mainland China is evolving, which leads to uncertainties that could adversely affect us.”

Our Holding Company Structure and VIE Contractual Arrangements

Waterdrop Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in mainland China and the VIEs. Our value-added telecommunication services, insurance brokerage services or insurance agency services in mainland China have been conducted through the VIEs in order to comply with the laws and regulations in mainland China, which restrict and impose conditions on foreign direct investment in companies involved in the provision of value-added telecommunication services, insurance brokerage services or insurance agency services.

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
Beijing Zongqing Xiangqian Technology Co., Ltd.(3)
Beijing Yifan Fengshun Medical Technology Co., Ltd.
Shuidi Insurance Brokerage Co., Ltd.
Miaoyi Hulian (Beijing) Technology Co., Ltd.
Tairui Insurance Agency Co., Ltd.
Equity interest (100% unless otherwise specified)
Contractual arrangement

Notes:

(1)	Mr. Peng Shen holds 100% of the equity interests in Beijing Shuidi Hubao Technology Co., Ltd.
(2)	Mr. Peng Shen and Mr. Guang Yang, each holds 99% and 1% of the equity interests in Beijing Zhuiqiu Jizhi Technology Co., Ltd.
(3)	Mr. Peng Shen and Mr. Wei Ran, each holds 99% and 1% of the equity interests in Beijing Zongqing Xiangqian Technology Co., Ltd.
(4)	Ms. Xiaolei Sun and Ms. Nian Liu, each holds 99% and 1% of the equity interests in Beijing Guangmu Weichen Technology Co., Ltd.

Permissions Required from the Authorities in Mainland China for Our Operations

We conduct our business primarily through our subsidiaries in mainland China, the VIEs and their subsidiaries in mainland China. Our operations in China are governed by the laws and regulations in mainland China. As of the date of this annual report, our subsidiaries in mainland China, the VIEs and their subsidiaries have obtained the requisite licenses and permits from the PRC governmental authorities that are material for the business operations of our holding company, the VIEs and their subsidiaries in mainland China, including, among others, licenses to conduct insurance brokerage business and insurance agency business, and license for provision of internet information services. Given the interpretation and implementation of the laws and regulations and the enforcement practice by governmental authorities are evolving, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business and results of operations.”

As of the date of this annual report, except for the licenses and approvals that have been granted and except as disclosed in this annual report, we, our subsidiaries in mainland China and the VIEs are not required to obtain approval or permission from the CSRC, the Cyberspace Administration of China or any other entity that is required to approve the VIEs’ operations or required for us to offer securities to foreign investors under any currently effective laws, regulations and regulatory rules in mainland China. However, in connection with any future overseas capital markets activities, we may need to file with the CSRC, undergo a cybersecurity review conducted by the Cyberspace Administration of China, or meet other regulatory requirements that may be adopted in the future by the authorities in mainland China. To the extent such requirements are or become applicable, we cannot assure you that we would be able to comply with them. Any failure to obtain or delay in obtaining such approval or completing such procedures could subject us to restrictions and penalties imposed by the CSRC, the Cyberspace Administration of China or other PRC regulatory authorities, which could include fines and penalties on our operations in China, delays of or restrictions on the repatriation of the proceeds from our offshore offerings into mainland China, or other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Furthermore, in connection with issuance of securities to foreign investors, in recent years, the PRC government has strengthened oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to conduct future offerings of securities to investors and accept foreign investments. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The filing, approval or other administration requirements of the CSRC or other PRC governmental authorities may be required in connection with our offshore offerings under the law in mainland China, and, if required, we cannot predict whether or for how long we will be able to complete such filing, obtain such approval or meet such requirements.”

The Holding Foreign Companies Accountable Act

Our auditor is located in mainland China. Pursuant to the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act that was signed into law on December 29, 2022, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash Transfers and Dividend Distribution

Waterdrop Inc., our Cayman Islands holding company, transfers cash to our wholly-owned Hong Kong subsidiary, by making capital contributions or providing loans, and our Hong Kong subsidiary transfers cash to our subsidiaries in mainland China by making capital contributions or providing loans to them.

Waterdrop Inc. and its subsidiaries are not able to make direct capital contribution to the VIEs and their subsidiaries. However, they may transfer cash to the VIEs by loans or by making payment to the VIEs for inter-group transactions.

The following table sets forth the amount of the transfers for the periods presented.

	Years Ended December 31,
	2021	2022	2023
	(RMB in millions)
Capital contributions from Waterdrop Inc. to its subsidiaries	2,679	182	6
Loans from its subsidiaries to Waterdrop Inc.	382	777	1,650
Loans repayment received by its subsidiaries from Waterdrop Inc.	35	267	3,565
Loans from its subsidiaries to the VIEs and their subsidiaries	4,418	2,899	8,972
Loans repayment received by subsidiaries from VIEs and their subsidiaries	3,010	4,220	8,863
Service fees received by WFOE from the VIEs and their subsidiaries(1)	718	749	596

Note:

(1)	The cash flows between our WFOE and the VIEs and their subsidiaries included the service fees paid for services contemplated by the exclusive business cooperation agreements.

The VIEs may transfer cash to our WFOE by paying service fees according to the exclusive business cooperation agreements. Pursuant to these agreements between the VIEs and our WFOE, our WFOE has the exclusive right to provide the VIEs with consulting, technical services and other services required by the VIEs’ business. Without our WFOE’s prior written consent, the VIEs may not accept the same or similar consulting, technical services and other services provided by any third party during the term of the agreement. The VIEs agree to pay our WFOE service fees based on the operating profit generated by the VIEs on an annual basis. For the years ended December 31, 2021, 2022 and 2023, service fees of RMB718 million, RMB749 million and RMB596 million were paid to the WFOE by the VIEs under the agreements, respectively.

For the years ended December 31, 2021, 2022 and 2023, no dividends or distributions were made to Waterdrop Inc. by our subsidiaries. For the years ended December 31, 2021, 2022 and 2023, no dividends or distributions were made to U.S. investors.

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within mainland China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Taxation Scenario(1)
Statutory Tax and Standard Rates
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Waterdrop Inc./shareholders	67.5%

Notes:

(1)

For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in mainland China.

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

(3)

Certain of our subsidiaries qualifies for a 15% preferential income tax rate in mainland China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(4)

The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign-invested enterprise to its immediate holding company outside of mainland China. A lower withholding income tax rate of 5% is applied if the immediate holding company of the foreign-invested enterprise is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with mainland China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the VIEs will be distributed as fees to our WFOE under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the VIE exceed the fees paid to our WFOE (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities), the VIEs could, as a matter of last resort, make a non-deductible transfer to our subsidiaries in mainland China for the amounts of the stranded cash in the VIEs. This would result in such transfer being non-deductible expenses for the VIEs but still taxable income for our WFOE.

As Waterdrop Inc. is a Cayman Islands holding company with no material operations of its own, its ability to pay dividends may depend upon dividends paid by our subsidiaries in mainland China. Our subsidiaries in mainland China in turn generate income from their own operations, and in addition enjoy all economic benefit and receive service fees from the VIEs pursuant to the exclusive business cooperation agreement with the VIEs. If our existing subsidiaries in mainland China or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to distribute earnings or pay dividends to us. Under the law in mainland China, each of our subsidiaries and the VIEs in mainland China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries and the VIEs in mainland China may allocate a portion of its after-tax profits based on mainland China accounting standards to a surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE, and declaration and payment of withholding tax. Additionally, if our subsidiaries in mainland China and the VIEs incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Our subsidiaries in mainland China have not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Regulation in mainland China of loans to and direct investment in the entities in mainland China by offshore holding companies may delay us from using the proceeds of financing activities to make loans or additional capital contributions to our subsidiaries in mainland China and to make loans to the VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental regulation of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Financial Information Related to the VIEs

The following table presents the condensed consolidating balance sheet data for the VIEs and other entities as of the dates presented.

	As of December 31, 2023
			Other non-
	Waterdrop	Primary Beneficiary	VIE	VIEs and their
	Inc.	of VIEs	subsidiaries	subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Cash and cash equivalents	134,265	24,195	119,126	119,319	—	396,905
Restricted cash	—	—	—	577,121	—	577,121
Short-term investments	557,753	1,108,531	771,944	558,299	—	2,996,527
Accounts receivable	—	113,605	8,563	570,942	—	693,110
Current contract assets	—	—	2,250	570,621	—	572,871
Amount due from related parties	—	—	—	65	—	65
Prepaid expense and other assets	14,929	17,122	6,369	151,426	—	189,846
Amounts due from the entities within our company	260,148	1,844,956	2,535,388	713,763	(5,354,255)	—
Non-current contract assets	—	—	1,065	133,318	—	134,383
Property, equipment and software, net	—	24,837	2,188	6,853	—	33,878
Intangible assets, net	—	15,807	—	174,113	(12,513)	177,407
Long-term investments	57,737	—	142,621	11,400	—	211,758
Investment in Non-VIE subsidiaries and amounts due from the entities within our company (non-current)	5,284,247	—	—	—	(5,284,247)	—
Investment in VIEs and their subsidiaries	—	(619,816)	—	—	619,816	—
Right of use assets, net	—	42,853	2,813	14,185	—	59,851
Deferred tax assets	—	—	—	24,190	—	24,190
Goodwill	—	—	—	80,751	—	80,751
Total assets	6,309,079	2,572,090	3,592,327	3,706,366	(10,031,199)	6,148,663
Amount due to related parties	—	9,509	—	—	—	9,509
Insurance premium payables	—	—	—	591,953	—	591,953
Deferred revenue	—	—	—	—	—	—
Accrued expenses and other current liabilities	197	86,871	19,918	490,698	—	597,684
Short-term loans	—	137,557	—	—	—	137,557
Current lease liabilities	—	21,523	1,271	10,114	—	32,908
Amounts due to the entities within our company	1,723,188	1,535,096	1,159,772	3,064,151	(7,482,207)	—
Non-current lease liabilities	—	22,144	1,523	3,626	—	27,293
Deferred tax liabilities	—	—	—	72,880	425	73,305
Total liabilities	1,723,385	1,812,700	1,182,484	4,233,422	(7,481,782)	1,470,209

	As of December 31, 2022
			Other non-
	Waterdrop	Primary Beneficiary	VIE	VIEs and their
	Inc.	of VIEs	subsidiaries	subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Cash and cash equivalents	351,817	579,504	251,675	391,175	—	1,574,171
Restricted cash	—	—	—	517,364	—	517,364
Short-term investments	310,799	1,472,034	347,544	—	—	2,130,377
Accounts receivable	—	89,398	25	586,373	—	675,796
Current contract assets	—	—	—	450,085	—	450,085
Amount due from related parties	—	—	—	358	—	358
Prepaid expense and other assets	81,162	18,549	10,703	232,054	—	342,468
Amounts due from the entities within our company	118,426	1,446,143	4,624,598	433,075	(6,622,242)	—
Non-current contract assets	—	—	—	103,591	—	103,591
Property, equipment and software, net	—	24,061	6	7,330	—	31,397
Intangible assets, net	—	18,171	—	53,192	(14,749)	56,614
Long-term investments	2,069	—	—	9,900	—	11,969
Investment in Non-VIE subsidiaries	4,914,981	—	—	—	(4,914,981)	—
Investment in VIEs and their subsidiaries	—	(730,423)	—	—	730,423	—
Right of use assets, net	—	2,762	195	15,490	—	18,447
Deferred tax assets	—	—	—	6,166	—	6,166
Goodwill	—	—	—	3,420	—	3,420
Total assets	5,779,254	2,920,199	5,234,746	2,809,573	(10,821,549)	5,922,223
Amount due to related parties	—	11,509	—	44	—	11,553
Insurance premium payables	—	—	—	516,661	—	516,661
Accrued expenses and other current liabilities	7,380	120,296	2,451	453,996	—	584,123
Current lease liabilities	—	37	195	9,122	—	9,354
Amounts due to the entities within our company	1,005,746	2,650,573	81,011	2,526,194	(6,263,524)	—
Non-current lease liabilities	—	—	—	4,701	—	4,701
Deferred tax liabilities	—	—	—	29,278	425	29,703
Total liabilities	1,013,126	2,782,415	83,657	3,539,996	(6,263,099)	1,156,095

The following table presents the condensed consolidating statements of operations for the VIEs and other entities for the periods presented.

	For the year ended December 31, 2023
			Other non-
	Waterdrop	Primary	VIE	VIEs and their
	Inc.	Beneficiary of VIEs	subsidiaries	subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Operating revenue, net	—	824,244	51,235	2,331,678	(576,450)	2,630,707
Operating costs	—	(137,866)	(44,634)	(1,171,282)	158,238	(1,195,544)
Sales and marketing expenses	(12,317)	(155,478)	(18,587)	(554,069)	—	(740,451)
General and administrative expenses	(73,712)	(257,382)	(7,612)	(484,180)	420,491	(402,395)
Research and development expenses	(1,031)	(267,000)	9	(31,038)	—	(299,060)
Total operating costs and expenses	(87,060)	(817,726)	(70,824)	(2,240,569)	578,729	(2,637,450)
Operating (loss)/profit	(87,060)	6,518	(19,589)	91,109	2,279	(6,743)
Equity in profit of subsidiaries and VIEs	221,959	227,813	—	—	(449,772)	—
Net profit/(loss)	167,221	296,391	(77,968)	121,441	(343,400)	163,685

	For the year ended December 31, 2022
			Other non-
	Waterdrop	Primary	VIE	VIEs and their
	Inc.	Beneficiary of VIEs	subsidiaries	subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Operating revenue, net	—	775,573	1,795	2,623,738	(599,338)	2,801,768
Operating costs	—	(120,168)	(882)	(1,118,686)	220,374	(1,019,362)
Sales and marketing expenses	(16,509)	(118,106)	(7,002)	(482,861)	—	(624,478)
General and administrative expenses	(121,636)	(210,666)	(2,070)	(435,204)	380,925	(388,651)
Research and development expenses	(15,458)	(256,774)	(27)	(19,031)	—	(291,290)
Total operating costs and expenses	(153,603)	(705,714)	(9,981)	(2,055,782)	601,299	(2,323,781)
Operating (loss)/profit	(153,603)	69,859	(8,186)	567,956	1,961	477,987
Equity in profit of subsidiaries and VIEs	730,943	718,807	—	—	(1,449,750)	—
Net profit/(loss)	607,717	822,606	(91,663)	611,235	(1,342,178)	607,717

	For the year ended December 31, 2021
			Other non-
	Waterdrop	Primary	VIE	VIEs and their
	Inc.	Beneficiary of VIEs	subsidiaries	subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Operating revenue, net	2,279	757,692	106	3,193,807	(747,970)	3,205,914
Operating costs	—	(171,728)	—	(882,747)	—	(1,054,475)
Sales and marketing expenses	(10,902)	(160,242)	(1,356)	(2,932,269)	—	(3,104,769)
General and administrative expenses	(214,856)	(207,407)	(1,198)	(853,908)	746,847	(530,522)
Research and development expenses	(25,056)	(329,291)	—	(24,643)	—	(378,990)
Total operating costs and expenses	(250,814)	(868,668)	(2,554)	(4,693,567)	746,847	(5,068,756)
Operating loss	(248,535)	(110,976)	(2,448)	(1,499,760)	(1,123)	(1,862,842)
Equity in loss of subsidiaries and VIEs	(1,332,101)	(1,250,773)	—	—	2,582,874	—
Net (loss)/profit	(1,574,080)	(1,355,152)	23,051	(1,253,808)	2,585,909	(1,574,080)

The following table presents condensed consolidating cash flow data for the VIEs and other entities for the years ended presented.

	For the year ended December 31, 2023
	Waterdrop	Primary Beneficiary	Other non-VIE	VIEs and their
	Inc.	of VIEs	subsidiaries	subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Net cash provided by/(used in) operating activities	621,178	69,715	(536,388)	252,011	—	406,516
Net cash (used in)/provided by investing activities	(299,737)	(1,104,857)	351,187	(573,368)	453,815	(1,172,960)
Net cash (used in)/provided by financing activities	(514,315)	476,331	5,933	108,628	(453,815)	(377,238)

	For the year ended December 31, 2022
	Waterdrop	Primary Beneficiary	Other non-VIE	VIEs and their
	Inc.	of VIEs	subsidiaries	subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Net cash provided by/(used in) operating activities	534,951	(50,520)	(202,462)	483,736	—	765,705
Net cash (used in)/provided by investing activities	(112,500)	252,633	139,584	347,545	(767,081)	(139,819)
Net cash (used in)/provided by financing activities	(57,293)	372,836	181,567	(1,321,648)	767,081	(57,457)

	For the year ended December 31, 2021
	Waterdrop	Primary Beneficiary	Other non-VIE	VIEs and their
	Inc.	of VIEs	subsidiaries	subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Net cash provided by/(used in) operating activities	320,097	154,955	(652,024)	(919,680)	—	(1,096,652)
Net cash (used in)/provided by investing activities	(2,458,126)	(148,189)	(2,228,597)	(99,240)	4,087,254	(846,898)
Net cash provided by/(used in) financing activities	2,128,529	(8,859)	2,678,979	1,408,275	(4,087,254)	2,119,670

A.[Reserved]

The following selected consolidated statements of comprehensive (loss)/income data for the years ended December 31, 2021, 2022 and 2023, selected consolidated balance sheet data as of December 31, 2022 and 2023 and selected consolidated cash flow data for the years ended December 31, 2021, 2022 and 2023 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statements of comprehensive loss data for the years ended December 31, 2019 and 2020, selected consolidated balance sheet data as of December 31, 2019, 2020 and 2021 and selected consolidated cash flow data for the years ended December 31, 2019 and 2020 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. You should read this “Selected Financial Data” section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of results we expect for future periods.

The following table sets forth a summary of our consolidated statements of comprehensive (loss)/income for the years ended December 31, 2019, 2020, 2021, 2022 and 2023.

	For the Year Ended December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share and per share data)
Operating revenue, net	1,510,965	3,027,948	3,205,914	2,801,768	2,630,707	370,527
Operating costs and expenses
Operating costs	(291,310)	(742,258)	(1,054,475)	(1,019,362)	(1,195,544)	(168,389)
Sales and marketing expenses	(1,056,494)	(2,130,535)	(3,104,769)	(624,478)	(740,451)	(104,290)
General and administrative expenses	(142,995)	(407,171)	(530,522)	(388,651)	(402,395)	(56,676)
Research and development expenses	(214,646)	(244,230)	(378,990)	(291,290)	(299,060)	(42,122)
Total operating costs and expenses	(1,705,445)	(3,524,194)	(5,068,756)	(2,323,781)	(2,637,450)	(371,477)
Operating (loss)/profit	(194,480)	(496,246)	(1,862,842)	477,987	(6,743)	(950)
Other income/(expenses)
Interest income	10,533	26,515	48,662	81,713	136,043	19,161
Fair value change of warrant	—	(150,685)	—	—	—	—
Foreign currency exchange gain/(loss)	4,152	(1,335)	9,349	4,064	4,342	612
Others, net	817	8,052	9,764	66,929	30,598	4,310
(Loss)/profit before income tax, and share of results of equity method investee	(178,978)	(613,699)	(1,795,067)	630,693	164,240	23,133
Income tax (expense)/benefit	(142,528)	(50,155)	220,987	(22,976)	(555)	(78)
Share of results of equity method investee	(29)	(15)	—	—	—	—
Net (loss)/profit	(321,535)	(663,869)	(1,574,080)	607,717	163,685	23,055
Deemed dividend on modification on preferred shares	—	(67,975)	—	—	—	—
Deemed dividend upon issuance of warrants	—	(90,268)	—	—	—	—
Preferred shares redemption value accretion	(136,839)	(285,668)	(152,287)	—	—	—
Net loss attributable to mezzanine equity classified as non-controlling interest	—	—	—	—	(3,536)	(498)
Net (loss)/profit attributable to ordinary shareholders	(458,374)	(1,107,780)	(1,726,367)	607,717	167,221	23,553
Weighted average number of ordinary shares used in computing net (loss)/profit per share
Basic	1,203,526,000	1,174,583,516	2,990,507,749	3,921,388,720	3,769,679,736	3,769,679,736
Diluted	1,203,526,000	1,174,583,516	2,990,507,749	4,022,467,160	3,880,861,496	3,880,861,496
Net (loss)/profit per share attributable to ordinary shareholders
Basic	(0.38)	(0.94)	(0.58)	0.15	0.04	0.01
Diluted	(0.38)	(0.94)	(0.58)	0.15	0.04	0.01

The following table presents our selected consolidated balance sheet data as of December 31, 2019, 2020, 2021, 2022 and 2023.

		As of December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	964,476	1,061,962	817,719	1,574,171	396,905	55,903
Restricted cash	329,676	261,387	667,664	517,364	577,121	81,286
Short-term investments	60,278	1,193,160	1,969,362	2,130,377	2,996,527	422,052
Accounts receivable, net	252,499	539,791	643,843	675,796	693,110	97,623
Contract assets	617,688	848,550	593,500	553,676	707,254	99,614
Total assets	2,555,906	4,705,055	5,250,599	5,922,223	6,148,663	866,020
Insurance premium payables(1)	320,327	607,326	685,028	516,661	591,953	83,375
Deferred revenue(2)	21,670	22,017	803	—	—	—
Accrued expenses and other current liabilities(3)	496,530	595,606	498,752	584,123	597,684	84,182
Short-term loans	—	—	—	—	137,557	19,374
Deferred tax liabilities(4)	167,601	225,745	13,551	29,703	73,305	10,325
Total liabilities	1,054,394	1,524,743	1,277,173	1,156,095	1,470,209	207,074
Total mezzanine equity	2,207,831	4,837,336	—	—	92,760	13,065
Total shareholders’ (deficit)/equity	(706,319)	(1,657,024)	3,973,426	4,766,128	4,585,694	645,881
(1)

Includes amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to us of RMB320.2 million, RMB607.3 million, RMB685.0 million, RMB516.7 million and RMB592.0 million as of December 31, 2019, 2020, 2021, 2022 and 2023, respectively.

(2)

Includes amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to us of RMB21.7 million, RMB22.0 million, RMB0.8 million, nil and nil as of December 31, 2019, 2020, 2021, 2022 and 2023, respectively.

(3)

Includes amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to us of RMB428.8 million, RMB447.2 million, RMB413.4 million, RMB454.0 million and RMB490.7 million as of December 31, 2019, 2020, 2021, 2022 and 2023, respectively.

(4)

Includes amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to us of RMB167.2 million, RMB225.3 million, RMB13.1 million, RMB29.3 million and RMB72.9 million as of December 31, 2019, 2020, 2021, 2022 and 2023, respectively.

The following table sets forth our selected consolidated cash flow data for the years ended December 31, 2019, 2020, 2021, 2022 and 2023.

	For the Year Ended December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Net cash (used in)/provided by operating activities	(532,895)	(777,108)	(1,096,652)	765,705	406,516	57,258
Net cash used in investing activities	(45,955)	(1,217,701)	(846,898)	(139,819)	(1,172,960)	(165,208)
Net cash provided by/(used in) financing activities	1,472,775	2,050,890	2,119,670	(57,457)	(377,238)	(53,133)
Effect of exchange rate changes on cash and cash equivalents	27,342	(26,884)	(14,086)	37,723	26,173	3,685
Net increase/(decrease) in cash and cash equivalents and restricted cash	921,267	29,197	162,034	606,152	(1,117,509)	(157,398)
Total cash and cash equivalents and restricted cash at beginning of year	372,885	1,294,152	1,323,349	1,485,383	2,091,535	294,587
Total cash and cash equivalents and restricted cash at end of year	1,294,152	1,323,349	1,485,383	2,091,535	974,026	137,189

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary of Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs. The following list summarizes some, but not all, of these risks.

Risks Related to Our Business and Industry

●	Our business and growth are significantly affected by the future prospects of third-party insurance brokerage and agency, medical crowdfunding and healthcare industries, which are rapidly evolving.
●	Our limited operating history and evolving business model make it difficult to evaluate our business and future prospects and the risks and challenges we may encounter.
●	We face intense competition and could lose market share, which could adversely affect our results of operations.
●	We have a history of net losses and negative cash flows from operating activities, and we may not be able to maintain profitability or continue to generate positive cash flows from operating activities in the future.
●	We face uncertainties relating to the change of regulatory regime for insurance related business.
●	We may be materially adversely affected by the changes and evolvement in the regulation of medical crowdfunding business
●	The administration, interpretation and enforcement of the regulations applicable to us are evolving and involve uncertainties. We may not be able to stay in constant compliance with the rapidly evolving regulations.
●	Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business and results of operations.
●	We have been or may be subject to penalties for failure to manage our personnel engaging in insurance brokerage activities.
●	Our historical growth rate may not be indicative of our future performance and if we fail to effectively manage our growth, our business, financial condition and results of operations could be adversely affected.
●	We have made investments in generative AI and may face uncertainties with respect to its commercialization and the evolving laws and regulations applicable to us.
●	Any harm to our brand or reputation may materially and adversely affect our business.

Risks Related to Our Corporate Structure

●	Waterdrop Inc. is a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China primarily through (i) our subsidiaries in mainland China and (ii) the VIEs, with which we have maintained contractual arrangements. Investors in our ADSs thus are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with the laws and regulations in mainland China, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our subsidiaries in mainland China, the VIEs, and investors of our company face potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with regulations in mainland China relating to relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” on page 41 for details.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations” on page 46 for details.
●	PRC government’s significant authority in regulating the industries that we operate and our operations and its oversight over securities offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs” on page 47 for details.
●	Evolvements of the legal system in mainland China, including the enforcement of rules and regulations in China and the risk that such rules and regulations can change quickly, could result in uncertainties that could have a material adverse change in our operations and the value of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The legal system in mainland China is evolving, which leads to uncertainties that could adversely affect us” on page 47 for details.
●	We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries in mainland China to make payments to us could have a material and adverse effect on our ability to conduct our business. See the risk factor on page 55 for details.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. See the risk factor on page 57 for details.
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See the risk factor on page 58 for details.

Risks Related to Our ADSs

●	The trading price of the ADSs has been and may be volatile, which could result in substantial losses to investors.
●	If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.
●	Our dual-class voting structure may limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

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

Secondly, the medical crowdfunding industry in China could be affected by the medical cost borne by patients, development of self-discipline conventions driven by industry leaders, the coverage of China’s social medical insurance provided by the Chinese government and regulatory policies. See also “—We may be materially adversely affected by the changes and evolvement in the regulation of medical crowdfunding business.”

Thirdly, our operation could also be significantly affected by the development of the healthcare industry, an adjacent industry to third-party insurance brokerage and agency and medical crowdfunding industries in China. Healthcare related business is subject to multiple regulations in mainland China, such as regulations governing pharmacy, distribution of pharmaceutical and healthcare products, healthcare, internet healthcare, clinical trials and insurance claim processing. New laws, regulations and regulatory requirements have been and may continue to be promulgated and implemented from time to time. We face challenges brought by these new laws, regulations and regulatory requirements, as well as uncertainties in the interpretation and application thereof. Moreover, there exist uncertainties as to how the regulatory environment might change. Any violation of the laws, rules and regulations may result in penalties and, under certain circumstances, criminal liabilities. Major internet companies or traditional online healthcare service providers in China may start to offer or strengthen their offerings of competing products and services in the healthcare industry, utilizing their large user base and cross-selling advantages. As a result, our business and growth potential could be materially and adversely affected.

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

We have been actively exploring boundaries and synergy values of our business and expanding our services. We started with the mutual aid plan services in May 2016, under which we generated management fee income as an operator of the mutual aid plans, and then launched Waterdrop Medical Crowdfunding in July 2016. We began to distribute insurance products underwritten by insurance carriers in our Waterdrop Insurance Marketplace in May 2017, through which we earn brokerage income. We started to charge service fees for medical crowdfunding services in early 2022. There is no assurance that we could bring in new patients to our Waterdrop Medical Crowdfunding platform at the scale as before if patients alternatively initiate crowdfunding campaigns on other platforms providing free crowdfunding services. See “—If we fail to bring in new patients to and attract more donations on our Waterdrop Medical Crowdfunding platform, our business and results of operations could be adversely affected.” In addition, we may also encounter reputational risks, negative feedback from patients and donors, and regulatory uncertainties as we start charging service fees for medical crowdfunding services. Further, we may also enter into other healthcare related industries under our mission to bring insurance and healthcare service to billions through technology. If our healthcare related products and services do not maintain and drive customers’ engagement or if we fail to provide superior customer experience, we may fail to attract new customers or retain sufficient customers for our healthcare related business. Our healthcare business may become increasingly complex in terms of both business model and scale. Moreover, if we are unable to boost the growth of our healthcare related business and operations, or implement our business strategies successfully, we may discontinue or adjust our business model. Our constantly evolving business model makes it difficult to evaluate the risks and challenges we may encounter.

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

We incurred net losses and had negative cash flows from operating activities in the past and we may not be able to maintain profitability or continue to achieve positive cash flows from operating activities in the future. We incurred a net loss of RMB1,574.1 million in 2021, and had net profits of RMB607.7 million and RMB163.7 million (US$23.1 million) in 2022 and 2023, respectively. Net cash used in our operating activities was RMB1,096.7 million in 2021, and net cash provided by our operating activities was RMB765.7 million and RMB406.5 million (US$57.3 million) in 2022 and 2023, respectively.

Our operating costs and expenses may increase in the foreseeable future as we grow our business, acquire new users, invest and innovate in our technology infrastructure and develop our product and service offering and increase brand recognition. Any of these efforts may incur significant capital investment and recurring costs, change our existing revenue and cost structures, and affect our ability to maintain profitability. If we fail to maintain profitability or continue to generate positive cash flows from operating activities, we may have to finance ourselves with equity or debt financing, which may not be available at price term favorable to us or at all.

We face uncertainties relating to the change of regulatory regime for insurance related business.

We operate in a highly regulated industry in mainland China, and the regulatory regime continues to evolve. Before the establishment of the National Administration of Financial Regulation, the China Banking and Insurance Regulatory Commission has extensive authority to supervise and regulate the insurance industry in mainland China. On May 18, 2023, the National Administration of Financial Regulation was established to govern insurance related business in mainland China. Since the insurance industry in mainland China is evolving rapidly, the regulators have been enhancing their supervision and enforcement actions over this industry in recent years, and new laws, regulations and regulatory requirements have been promulgated and implemented from time to time. We face challenges brought by these new laws, regulations and regulatory requirements, as well as uncertainties in the application thereof. Moreover, there exist uncertainties as to how the regulatory environment might change.

On December 7, 2020, the China Banking and Insurance Regulatory Commission published the Regulatory Measures for Online Insurance Business, which became effective on February 1, 2021. Shuidi Insurance Brokerage conducts online insurance brokerage business in mainland China and is subject to such measures. Such measures significantly change regulatory regime for online insurance business in various aspects. For example, such measures require insurance institutions (including insurance carriers and insurance intermediary service providers, such as insurance brokerage companies and insurance agency companies) to (i) establish internal policies with regard to personnel management, customer information protection and internal control, (ii) enhance compliance management of promotional materials and marketing activities, (iii) meet certain detailed requirements for sales activities, and (iv) protect the information right of consumers by making appropriate disclosure. In particular, such measures require online insurance transactions being conducted through online interfaces operated by insurance institutions only, and prohibit insurance institutions to set default option for customer and impose any restriction on the cancellation of automatic payment to affect customer’s choice during the sales process of insurance products. Such measures do not explicitly allow the entities which are not insurance institutions to conduct marketing activities for online insurance products but prohibit entities which are not insurance institutions from conducting insurance businesses, such as consultation of insurance products, comparison of insurance products, trial calculation of insurance premiums, quotation and comparison of quotations, drafting insurance plans for policyholders, processing insurance application formalities and premium collection.

We currently engage third-party user acquisition channels to attract consumers for the insurance products offered on our platform. If our cooperation with such user acquisition channels is deemed to be in violation of the Regulatory Measures for Online Insurance Business, we may be required to modify our business practice, which may result in a reduction in our attraction to consumers. In addition, such measures set a higher standard for insurance institutions and online industry participants to improve IT infrastructure and cybersecurity protection. For example, insurance institutions engaged in online insurance products sales business shall have IT systems that are certified as Safety Level III Computer Information Systems or above level. It might be costly for us to stay in compliance with the heightened requirements and standards in such measures, according to which we had certain insufficiencies in term of compliance, e.g., deficiency in registration, disclosure, operation and marketing management. Such measures set out a ramp-up process allowing market participants to achieve full compliance in phases until February 1, 2022. As of the date of this annual report, we have taken measures to comply with the requirements in the Regulatory Measures for Online Insurance Business. We, however, cannot assure you that our current business operations will remain fully compliant with such measures at all times, or we will be able to rectify the non-compliance incidents in a timely manner. For details of the Regulatory Measures for Online Insurance Business, see “Item 4. Information on the Company— B. Business Overview—Regulation—Regulations on Internet Insurance Business.”

The regulatory framework in mainland China’s insurance industry is evolving and undergoing significant changes. Further regulatory development may result in additional requirements and on our business operations. We may have to adjust our business practice and operations to comply with the changing regulatory requirements. On October 12, 2021, the China Banking and Insurance Regulatory Commission published the Circular on Further Regulating Certain Issues on Internet Life Insurance Business, or the Circular 108. The Circular 108 requires that the premium of certain short-term (i.e., less than one year) insurance products, such as accident insurance and health insurance, shall be paid in equal installments. We used to provide our consumers the option of monthly payments and the first month payment of premium of certain insurance products is typically lower than subsequent installments. We were subject to administrative penalties imposed by the China Banking and Insurance Regulatory Commission in connection with such past non-compliance incident in November 2021. As of the date of this annual report, we have adjusted the payment regime and are in compliance with the Circular 108. The adjustment of such payment regime may have resulted in a reduction in our attractiveness to potential consumers. The Circular 108 also provides the upper limit for the predetermined fee rate and average supplemental fee rate for certain insurance products, which may affect the amount of insurance brokerage commission we charge on the insurance products and adversely affect our financial condition. In addition, pursuant to the Circular 108, insurance intermediary institutions that conduct the sales of ordinary life insurance products (excluding fixed-term life insurance) and annuity insurance products longer than ten-year term shall meet certain conditions, including, among others, having not received any material administrative penalty or regulatory actions imposed or taken by any governmental authorities over the last twelve months. We have been, and may from time to time in the future be, subject to administrative penalties imposed by the governmental authorities under the laws in mainland China. For example, Shuidi Insurance Brokerage was subject to administrative penalties imposed by the local counterpart of the China Banking and Insurance Regulatory Commission in recent years due to certain non-compliance incidents identified in its past business operations, including failure to provide legally required disclosure on our platform to our consumers, and inaccurate or incomplete information of insurance products on our platform in our past practice, responding to customers’ inquiries on insurance products without prior customer consent, conducting insurance brokerage business in areas where it did not have branches, and not completing practice registration for some insurance brokerage personnel. Although these administrative penalties do not constitute material administrative penalties as defined in the Circular 108, we would be restricted from selling such insurance products under the Circular 108 if we are imposed with material administrative penalty imposed by PRC governmental authorities. Furthermore, the Circular 108 provides that customer service personnel of an insurance intermediary institution shall not actively promote internet insurance products and their salaries shall not be associated with the sales assessment indicators of internet personal insurance business. It remains uncertain as to how the circular will be implemented and whether the circular will have a material impact on our business, financial conditions, result of operations and prospects. The attention of our management team could be diverted to these efforts to cope with an evolving regulatory or competitive environment. Meanwhile, staying compliant with the restriction may result in limitation to our business scope, limitation to our product and service offerings, and reduction in our attraction to consumers. As a result, our business and results of operations might be materially and adversely affected.

We may be materially adversely affected by the changes and evolvement in the regulation of medical crowdfunding business.

Our medical crowdfunding business is also subject to regulation by government authorities. The medical crowdfunding industry is relatively nascent and is in its early stages of development, and we expect to experience strengthened regulatory environment along with rapid industry evolution. Regulatory or administrative authorities may impose new requirements relating to, among other things, new and additional licenses, permits and approvals or governance or ownership structures on us for operating medical crowdfunding business in the future. On December 29, 2023, the Standing Committee of the National People’s Congress published the Decision to Amend the PRC Charity Law, which will take effect on September 5, 2024. Medical crowdfunding business will be subject to scrutiny under the amended PRC Charity Law. Pursuant to the amended PRC Charity Law, internet platforms that provide services to facilitate individual help-seeking activities shall be designated by the Ministry of Civil Affairs and shall verify the authenticity of such help-seeking information and disclose relevant information to the public in a timely and comprehensive manner. It also provides that more detailed rules will be stipulated by the Ministry of Civil Affairs, along with other government authorities. However, as of the date of this annual report, no detailed regulations or rules with respect to the regulation of crowdfunding business has been issued by any government authorities. If the PRC authorities promulgate any laws, rules or regulations in future which require approvals, licenses, permits, designation, or additional requirements to operate our medical crowdfunding business, we may not be able to obtain the required approvals, licenses, permits, or designation, or rectify our business operation, in a timely manner, or at all. In addition, for the funds contributed by donors in our medical crowdfunding platform, we have entered into agreements with a commercial bank, under which the bank provides fund custodian services. If regulatory authorities in China promulgate any laws, rules or regulations regulating online crowdfunding business, including but not limited to the custodian mechanism, the charge of service fees and the way our medical crowdfunding business synergizes with our other businesses, in the future, we may need to amend or modify our current business practices to comply with new regulatory requirements, the process of which could be costly and uncertain, or even discontinue relevant business. If any of the foregoing or other changes of the applicable laws, rules and regulations in mainland China that have any adverse impact on our businesses was to occur, our business and financial condition might be materially and adversely affected.

The administration, interpretation and enforcement of the regulations applicable to us are evolving and involve uncertainties. We may not be able to stay in constant compliance with the rapidly evolving regulations.

Our business is subject to governmental supervision and regulation by various PRC governmental authorities, and regulatory bodies may view matters or interpret laws and regulations differently than they have in the past or in a manner adverse to our business. Regulatory authorities have discretion in administration, interpretation and enforcement of these laws, regulations and regulatory requirements, as well as the authority to impose regulatory sanctions on industry participants. In certain circumstances it may be difficult to determine which actions or omissions may be deemed to be in violation of applicable laws, regulations or regulatory requirements. For example, historically, we have offered certain insurance consumers free insurance coverage upgrades as part of our sales and marketing activities and the outreaching and conversation by our customer service personnel with such users were considered as conducting telesales of insurance products business by the local regulatory authorities. Pursuant to the laws in mainland China, insurance companies can operate telesales of insurance products business through establishing call centers or collaborating with insurance agencies. We have implemented various measures in response to the alleged non-compliance. As of the date of this annual report, we have cooperated with insurance companies to conduct telesales of insurance products business through Tairui Insurance Agency Co., Ltd., a wholly-owned subsidiary of Zongqing Xiangqian. In particular, we also examined our practice and set up strict internal control policies to deter our customer service personnel misconduct, including among others, prohibiting our customer service personnel from active calling out without the prior consent of users. However, we cannot assure you that our customer service personnel will not engage in any misconduct, and we are uncertain as to whether our rectification measures will be sufficient to ensure full compliance with the regulatory requirements due to the lack of detailed interpretation and implementation of these requirements. Furthermore, due to the lack of further interpretations, the exact definition and scope of “conducting telesales of insurance products business” under the current regulatory regime is unclear. It is uncertain whether we would be deemed to operate telesales of insurance products business because of the conversation by our customer service personnel. Given the evolving regulatory environment of the insurance industry, we cannot assure you that we will not be required in the future by the governmental authorities to obtain approval or license to continue our customer services or complete qualification registration for our customer service personnel in a timely manner. If we fail to comply with these laws and regulations, we could be subject to penalties and operational disruption and our financial condition and results of operations could be adversely affected.

Moreover, we have from time to time been subject, and are likely again in the future to be subject to PRC regulatory inquiries, inspections and investigations. If any non-compliance incidents in our business operation are identified, we may be required to take certain rectification measures in accordance with applicable laws and regulations, or we may be subject to other regulatory actions such as administrative penalties. For example, in February 2022, the local counterpart of the China Banking and Insurance Regulatory Commission identified certain non-compliance incidents in our business operation and internal control after conducting inspections on us, including failure to disclose information of our insurance brokerage personnel when conducting internet insurance marketing activities in accordance with applicable laws and failure to take effective measures to protect rights of consumers required by relevant laws. In June 2022, we were imposed an administrative penalty for certain non-compliance incidents identified in the inspections. In 2023, certain of our non-compliance incidents with respect to sale of internet insurance products were identified, including failure to update the information of internet insurance products in a timely manner and retain records of internet insurance transactions in accordance with applicable laws. We were required to rectify such non-compliance incidents within the prescribed time period. In August 2023, we were imposed an administrative penalty due to conducting insurance business in areas where we do not have branches in violation of applicable laws and regulations. As of the date of this annual report, we have rectified such non-compliance incidents as mentioned above. However, we cannot assure you that we will be able to fully rectify all non-compliance incidents in a timely manner or fully satisfy the regulatory requirements, or we will not be subject to any future regulatory reviews and inspections where other non-compliance incidents might be identified, which might materially and adversely affect our business, financial condition, results of operations and prospects. For example, the current laws and regulations in mainland China remain unclear as to whether our customer service personnel are required to complete the qualification registration as insurance brokerage practitioners in accordance with the laws and regulations in mainland China. In light of the dynamic regulatory landscape, we can’t promise we won’t need government approval or licenses for our customer services or staff in the future. Failure to meet these regulations may result in fines, disruptions, and harm to our finances and performance.

In addition, we have been expanding our businesses and may enter into new business areas as we see fit. Due to the complexities and uncertainties of the laws and regulations in mainland China governing the new industries we are going to operate our business in, we cannot assure you that all our new business operations in the future will be in compliance with the laws and regulations applicable to the new industries.

Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business and results of operations.

Our business is subject to regulation, and we are required to obtain applicable licenses, permits and approvals from different PRC regulatory authorities in order to conduct or expand our business, including, but not limited to, licenses to conduct insurance brokerage and insurance agency businesses, and license for provision of internet information services. As of the date of this annual report, we have obtained and maintained all licenses and permits material to our business as described above as required by the PRC regulatory authorities. We cannot assure you that we will be able to maintain existing licenses and permits or renew any of them when their current term expires. If we are unable to maintain one or more of the current licenses and permits, or obtain such renewals, the operations and prospects of our business could be materially disrupted. Furthermore, if the governmental authorities consider that we were operating without the proper approvals, licenses or permits, or the governmental authorities promulgate new laws and regulations that require additional approvals or licenses or impose additional restrictions on the operation of any part of our business and we are not able to obtain such approvals, licenses or permits or adjust our business model in a timely manner, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business. Any of these actions by the governmental authorities may have a material adverse effect on our business and results of operations.

We have been or may be subject to penalties for failure to manage our personnel engaging in insurance brokerage activities.

The practice of insurance intermediary personnel is strictly regulated under the laws and regulations in mainland China. Personnel who engage in insurance brokerage activities are required to be registered with the insurance intermediary regulatory information system of the China Banking and Insurance Regulatory Commission. Insurance brokerage companies that engage in unregistered personnel may be subject to warnings, fines and other penalties by regulatory authorities. On March 12, 2019, the China Banking and Insurance Regulatory Commission issued the Notice for Professional Insurance Intermediaries to Conduct the Verification of Insurance Practitioners’ Practice Registration, requiring that all insurance intermediary institutions to complete the registration for their personnel with the local branches where such personnel are practicing and to complete examination and verification of the registration of all of the registered personnel by July 31, 2019. Some of our insurance brokerage personnel were found being registered with Shuidi Insurance Brokerage rather than its branches where such personnel were practicing. We have been subject to administrative penalties for failure to complete practice registration for our insurance brokerage personnel. As of the date of this annual report, we have rectified the identified non-compliance matter related to registration for some of our insurance brokerage personnel. We cannot assure you that we will be able to complete the registration for all of our insurance brokerage personnel in a timely manner due to the increasing number of our insurance brokerage personnel, or that the regulatory authorities would not retrospectively find deficiency in the registration of these personnel and subject us to penalties. Furthermore, the personnel can only practice within the scope specified by the insurance brokerage company that he/she is registered with. We have implemented policies to ensure our insurance brokerage personnel to practice in compliance with the laws and regulations in mainland China. Nevertheless, there can be no assurance that all of such personnel will not practice outside the scope specified by us, or that such personnel will strictly abide by these policies or take their responsibilities under the applicable laws and regulations in connection with insurance brokerage services, which may subject to fines and other administrative proceedings.

Our historical growth rate may not be indicative of our future performance and if we fail to effectively manage our growth, our business, financial condition and results of operations could be adversely affected.

We had achieved rapid growth since our inception, particularly in terms of the number of insurance consumers, the FYP generated through us, and cumulative fund we help patients raise. However, in 2022, we experienced decreases in FYP and revenue as well as the number of new users on our Waterdrop Insurance Marketplace. Although we began to record a mild increase in FYP and the number of new users as a result of our improved business operations in 2023, there is no assurance that we will be able to resume or maintain our historical growth rates in future periods. If our growth rates continue to slow or decline, investors’ perceptions of our business and prospects may be adversely affected and the market price of our ADSs could decline.

We cannot assure you that we will be able to effectively manage the future growth of our rapidly evolving business. We started with the mutual aid plan services in May 2016, under which we generate management fee income as an operator of the mutual aid plans, and then launched Waterdrop Medical Crowdfunding in July 2016. We began to distribute insurance products underwritten by insurance carriers in our Waterdrop Insurance Marketplace in May 2017, through which we earn brokerage income, and we had experienced significant business growth in the past. However, subject to the uncertainty of the macroeconomy, industry and regulatory conditions, our FYP and revenue from the insurance business may decline in the foreseeable future. We have also proactively adjusted our customer acquisition strategy to reduce reliance on third-party user acquisition channels, which leads to the slower growth in the number of new users on our Waterdrop Insurance Marketplace and in turn affects the amount of our FYP and revenue as well. While we plan to further expand user coverage and engagement to improve mindshare, penetrate further into the insurance value chain with strategic partners, invest in data analysis and technology infrastructure and deepen partnership with medical institutions to build up health ecosystem, we cannot assure you that our growth initiatives will succeed. In addition, we are proactively seeking innovative opportunities in healthcare industry. For instance, we have developed a digital platform, E-Find Patient Recruitment, for patients recruitment since late 2021. In 2023, we successfully enrolled more than 3,300 patients in over 500 clinical trials, representing an increase of 16.5% and 21.4%, respectively, as compared to 2022. However, there is no assurance that the we will be able to continue to grow our healthcare related business and operations.

We have made investments in generative AI and may face uncertainties with respect to its commercialization and the evolving laws and regulations applicable to us.

Generative AI technologies have developed rapidly in recent years. We have made investments in generative AI and have also allocated significant resources in these areas, including human resources and infrastructure updates. However, generative AI is in the initial stages of development and there is no proven business model for commercializing these new technologies. We also face intense competition as many players have also devoted significant resources in the research and development of these technologies. In addition, the regulatory and legal framework on generative AI of mainland China is also evolving rapidly. In recent years, the PRC government authorities have released a series of laws and regulations related to generative AI services, including the Administration Provisions on Algorithmic Recommendation of Internet Information Services, the Administrative Provisions on Deep Synthesis of Internet Information Services and the Interim Measures on the Management of Generative AI Services. Pursuant to the Interim Measures on the Management of Generative Artificial Intelligence Services, the service providers that provide generative artificial intelligence services with public opinion attribute or social mobilization ability are required to apply for security assessment with the national cybersecurity administration authorities in accordance with laws and regulations, and complete the filing for algorithms services in accordance with the Administration Provisions on Algorithmic Recommendation of Internet Information Services. As of the date of this annual report, we have completed the filing for “Waterdrop Guardian” (or “Shuishou” in Chinese), one of our proprietary large language models for multiple scenarios in the insurance business. However, these laws and regulations related to generative AI services are relatively new, and the competent government authorities of mainland China may introduce additional or more detailed laws and regulations to oversee the generative AI services. Therefore, we may be subject to new compliance requirements in the field of generative AI, which may increase our compliance costs. We also face uncertainties with respect to such evolving laws and regulations as well as their interpretations and our business operations and development may be affected as a result. As of the date of this report, we have completed PRC in-depth synthesis service algorithm filing, and satisfied the regulatory requirement of Cyberspace Administration of China.

Any harm to our brand or reputation may materially and adversely affect our business.

The brand recognition and reputation of our “Waterdrop” or “Shuidi” brand and the successful maintenance and enhancement of our brand and reputation have contributed and will continue to contribute significantly to our success and growth.

Any negative perception and publicity, whether or not justified, such as complaints and accidents in relation to user experience or quality of services, including inappropriate behavior of the crowdfunding consultants, customer service staff, sales personnel, agents and other related personnel, and our purported inability to satisfy certain user requirements, could tarnish our reputation and reduce the value of our brand. Further, our competitors may fabricate complaints or negative publicity about us for the purpose of vicious competition. We face the ongoing risk of misinformation being disseminated through social media channels that we leverage, which may contain fabricated sensitive topics of which purposes are to generate traffic and gain popularity. Unverified claims, rumors or false accusations concerning our platform may be circulated, which could potentially harm our platform’s reputation and users’ confidence. With the increased use of social network, adverse publicity can be disseminated quickly and broadly, making it increasingly difficult for us to respond and mitigate effectively.

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

Our relationship with insurance carriers is crucial to our success. We generate a substantial portion of our revenues from commission fees paid by insurance carriers. Certain insurance carriers have accounted for a significant portion of our revenues in the past. For example, each of China Taiping Insurance, Hongkang Life Insurance, and China Pingan Insurance has, in one or more of the past three fiscal years, accounted for over 10% of our total operating revenue. If one or more of them fail to make payments to us, the settlement of our accounts receivable and financial position would be materially and adversely affected. While we continually seek to diversify insurance carriers on our platform, there can be no assurance that the concentration will decrease.

Our arrangements with insurance carriers are typically not exclusive, and they may have similar arrangements with our competitors. If insurance carriers are dissatisfied with our services and solutions or find us ineffective in enhancing their profitability, they may terminate their relationships with us. Further, if insurance carriers dispute that we have engaged in misconducts in violation of the contracts, such as sales misrepresentation, they may claim breach of contract liability or even initiate legal proceedings against us. Moreover, insurance carriers we work with may develop their own technology capabilities to serve policy holders online.

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

We are engaged in the insurance brokerage business and derive revenues primarily from commission fees paid by the insurance carriers whose insurance policies our consumers purchase. The commission fee rates are negotiated between insurance carriers and us, and are based on the premiums that the insurance products charge. Commission fee rates and premiums can change based on the prevailing economic, regulatory, taxation and competitive factors that affect insurance carriers. These factors, which are beyond our control, include the capacity of insurance carriers to place new business, profits of insurance carriers, consumer demand for insurance products, the availability of comparable products from other insurance carriers at lower costs, and the availability of alternative insurance products, such as government benefits and self-insurance plans, to consumers. In addition, premium rates for certain insurance products are regulated by the National Administration of Financial Regulation. Because we do not determine, and cannot predict, the timing or extent of premium or commission fee rate changes, we cannot predict the effect any of these changes may have on our operations. Any decrease in premiums or commission fee rates may significantly affect our profitability. Pursuant to applicable PRC laws, insurance companies shall submit relevant reports and information related to their insurance products in accordance with relevant PRC laws and regulations, such as the statements of insurance product design and fee rate, and shall strictly implement the “consistency of regulatory reporting and actual actions” policy which requires the commission rates paid by companies engaged in personal insurance business and the fee rates in the reporting documents submitted by insurance companies to insurance regulatory authorities should be consistent. In a press conference held by the National Administration of Financial Regulation on October 20, 2023, an officer of the National Administration of Financial Regulation stated that the National Administration of Financial Regulation would promptly start to implement the “consistency of regulatory reporting and actual actions” policy in the channels of individual insurance agents, insurance brokers and insurance agents. The implementation of the “consistency of regulatory reporting and actual actions” policy  may lead to a decrease in commission rates in the insurance intermediary industry, increase operational pressure, raise compliance requirements, which may affect our income and operational costs.

We may not be successful in increasing the sales of long-term health and life insurance products.

As the consumers’ awareness for health protection and insurance products in China were still substantially lower than in developed countries, many insurance consumers on our platform start with purchases of short-term protection products. We began to offer long-term health and life insurance products in the end of 2018, and we have been endeavoring to raise consumer awareness, and demonstrate the value and importance of long-term health and life insurance, through our interactions with them. The FYP of long-term health and life insurance products generated through us decreased from RMB2,646.1 million in 2021 to RMB1,983.1 million in 2022. The decreasing sales of long-term health and life insurance products is primarily because we proactively adjusted our operational model and placed more emphasis on growth quality. The COVID-19 resurgence in 2022 led to a decline in consumer spending, which also resulted in the decrease in the sales of long-term health and life insurance products. The FYP of long-term health and life insurance products generated through us increased to RMB2,222.7 million in 2023 from RMB1,983.1 million in 2022, the increase was primarily due to the synergy we have achieved following the acquisition of Shenlanbao and expansion of our product offerings. We cannot assure you that we will always be successful in migrating our insurance consumers to long-term health and life insurance products, or otherwise increasing the sales of long-term health and life insurance products. If such failure occurs, our results of operation may be adversely affected.

If we fail to bring in new patients to and attract more donations on our Waterdrop Medical Crowdfunding platform, our business and results of operations could be adversely affected.

We mainly rely on our offline crowdfunding consultants to bring in new patients and rely on social network link sharing practice to reach potential donors. The success of our Waterdrop Medical Crowdfunding platform largely depends on our ability to bring in new patients to and attract more donations on our platform. We must continue to help patients efficiently launch crowdfunding campaigns and withdraw the funds raised for medical treatments. The number of donors and amount of funds raised largely depend on the wide dissemination starting from the patients’ relatives, friends and acquaintances, and expansion of outreach through the social network, which may be beyond our control. If we fail to bring in new patients to or attract more donations on our Waterdrop Medical Crowdfunding platform, our business, financial condition and results of operations will be adversely affected.

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

Our patient recruitment businesses are also subject to privacy protection and data compliance risks. Before patients enroll in clinical trials, we collect and maintain medical data, treatment records and other personal data. We are subject to the privacy laws and regulations. Although we have taken measures to maintain the confidentiality of medical records and personal data of patients prior to enrolling in clinical trials so that they cannot be accessed without proper authorization, we cannot assure you that such measures are effective in ensuring our compliance with the laws and regulations, or that we are able to prevent the enrollees’ private or medical records being divulged without their consent. For example, our information technology systems may be hacked, and personal data could leak due to theft or misuse of personal information arising from misconduct or negligence, leading to disclosure. In addition, the clinical trials are conducted by third-party biopharmaceutical and biotechnology companies that we cooperate with, and we cannot ensure that their professionals involved in the clinical trials will always comply with our data privacy measures. Furthermore, any changes in the laws and regulations may affect our ability to use medical data and subject us to liability for the use of such data for previously permitted purposes. Any failure to protect the confidentiality of the medical records and personal data of patients or any restrictions on our use of medical data or any liability arising therefrom could materially and adversely affect our business, financial condition and results of operations. If our relationship with hospitals worsens, the patient recruitment consultants may be banned from entering the hospitals or patients’ wards, which may materially affect our offline patient recruitment consultancy of our business.

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

We are exploring our patient service and CRO service businesses, which are still in an early stage and the success of which may be affected by various factors. Further, in face of rapid changing opportunities, we may explore other pharmaceutical business such as CSO service business. We believe that these new businesses will provide us with long-term growth opportunities. However, we cannot assure you that we will always be able to deliver the quality of services that meets our users’ standards and evolving needs. As we explore new ways to provide better and more comprehensive patient management services covering the full life cycle of patients with critical illness, we may make material mistakes that could negatively impact or obviate the usefulness of results of our services, which could adversely affect our reputation, business, financial condition, results of operations and prospects.

In addition, there can be no assurance that the industries we plan to enter into, such as CRO, patient service or CSO industries, will continue to grow at the rates we expect. Any slowdown or reversal of any of these trends could materially and adversely affect demand for our services. Furthermore, government agencies and industry regulatory bodies may impose strict rules, regulations or industry standards on relating to medical consultation and illness management service. The services we provide to our users are subject to and must comply with various applicable legal and regulatory requirements. Any adverse findings by such regulatory authorities or other regulatory or legal noncompliance may result in severe penalties against us. In addition, regulatory authorities may change the laws and regulations from time to time. As a result, our existing compliance procedures may not be adequate for new legal and regulatory requirements, and we may need to incur additional compliance costs and become exposed to negative findings from the governmental authorities.

We may have difficulty in collecting receivables due timely, which may affect our cash flow and credit risks management.

Inability to collect receivables due in a timely manner may affect our cash flow, increase bad debt expenses, and expose us to heightened credit risks. Delays or difficulties in collecting receivables may lead to cash flow disruptions, which may affect our ability to fulfill our short-term obligations, invest in strategic initiatives and maintain sufficient liquidity. Our working capital management may be impacted, which may potentially pose operational challenges on us and even cause potential breaches of contractual agreements if not fulfilled timely. For example, E-Find Patient Recruitment, as a supplier, relies on partnerships with pharmaceutical and biotech companies, which may fail to settle the payment due in a timely manner. If our business partners delay or default on their payments, deterioration or termination of our relationship with them or a general decrease in business with them, we may not be able to fully recover the outstanding amounts due from them and we may have to make provision for impairment, write off the relevant receivables and/or incur legal costs to enforce our rights. Our business, financial condition and results of operations may be materially and adversely affected if significant receivables are not settled on time, or at all. Receivables collection issues, if persistently existent, may harm our market perception, erode the investor confidence and impact our shareholder value.

Regulatory actions, legal proceedings and customer complaints against us could harm our reputation and have a material adverse effect on our business, results of operations, financial condition and prospects.

We were involved in litigations and other disputes in the ordinary course of our business, which include lawsuits, arbitration, regulatory proceedings and other disputes relating to our business. Along with the growth and expansion of our business, we may be involved in litigations, regulatory proceedings and other disputes arising outside the ordinary course of our business. Such litigations, proceedings and disputes may result in claims for actual damages, freezing of our assets, diversion of our management’s attention and reputational damage to us and our management, as well as legal proceedings against our directors, officers or employees, and the probability and amount of liability, if any, may remain unknown for long periods of time. Given the uncertainty, complexity and scope of many of these litigation and regulatory matters, their outcome generally cannot be predicted with any reasonable degree of certainty. Therefore, our reserves for such matters may be inadequate. Moreover, even if we eventually prevail in these matters, we could incur significant legal fees or suffer significant reputational harm, or we may be unable to enforce the prevailing judgement.

We were named as a defendant in a putative shareholder class action lawsuit in the past. We successfully defended against the putative shareholder class action lawsuit described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” However, we may be involved in similar class action lawsuits in the future. Any such class action lawsuit, whether or not successful, may utilize a significant portion of our cash resources, divert management’s attention from the day-to-day operations of our company, harm our reputation and restrict our ability to raise capital in the future, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

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

Some of our shareholders also offer products and services competing with ours. For example, WeSure, Tencent’s online insurance brokerage platform offers online insurance distribution services as we do. As of March 31, 2024, Tencent beneficially owns 22.5% of our ordinary shares, based on the information contained in the Schedule 13D jointly filed by Tencent Holdings Limited and others with the SEC on May 17, 2021. Internet conglomerates in China, such as Tencent and Meituan, have strong technological capabilities, and may independently develop more products and services competing with ours in the future. If competition between us and our shareholders becomes more intense in the future or they cease to cooperate with or provide support to us, our business and results of operations may be materially and adversely affected.

We face risks in properly managing the large amount of cash contributed by donors in our crowdfunding platform and participants of mutual aid plans.

The funds contributed by donors in our crowdfunding platform and participants of mutual aid plans are deposited in segregated bank accounts. We have entered into agreements with a commercial bank to act as a custodian bank and manage the different accounts. The bank follows our instructions with regard to withdrawal or transfer of funds. If we send incorrect instructions to the bank, the funds may be mistakenly withdrawn or transferred, which may give rise to disputes and claims against us.

We may face disruption to our technology systems and resulting interruptions in the availability of our services.

The satisfactory performance, reliability and availability of our technology systems are critical to our success. We rely on our scalable technology infrastructure and corresponding mobile apps, Weixin Official Accounts and Mini Programs connecting our network with those of our various platform users. However, our technology systems or infrastructure may not function properly at all times. We may be unable to monitor and ensure high-quality maintenance and upgrade of our technology systems and infrastructure, and users may experience service outages and delays in accessing and using our platforms as we seek to source additional capacity. For instance, our medical crowdfunding needs constant calculation of amounts donated by donors and distributed to patients, which may require additional capacity as our businesses scale.

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

Our platform stores and processes certain personal and other sensitive data provided by users on our platforms, and we make certain personal information provided by the user or third-party data providers available to banks or insurance carriers with user consent. Personally identifiable and other confidential information is increasingly subject to legislation and regulations in mainland China and numerous foreign jurisdictions. The PRC governmental authorities have enacted a series of laws and regulations relating to the protection of privacy and personal information, under which internet service providers and other network operators are required to clearly indicate the purposes, methods and scope of any information collection and usage, to obtain appropriate user consent and to establish user information protection systems with appropriate remedial measures. However, this regulatory framework for privacy issues in mainland China and worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. For example, on August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection. Our mobile apps and websites only collect basic user personal information that is necessary to provide the corresponding services. We do not collect any sensitive personal information or other excessive personal information that is not related to the corresponding services. We update our privacy policies from time to time to meet the latest regulatory requirements of the governmental authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law raises the protection requirements for processing personal information, and many specific requirements of the Personal Information Protection Law remain to be clarified by governmental authorities and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations. See “Item 4. Information on the Company— B. Business Overview—Regulation.”

In addition, regulatory requirements on cybersecurity and data privacy are constantly evolving and can be subject to significant changes. The regulators in mainland China have been increasingly focused on regulation in the areas of cybersecurity and data protection in recent years. For example, on June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect in September 2021. The Data Security Law, among others, provides for a security review procedure for the data activities that may affect national security. On December 28, 2021, the Cyberspace Administration of China, the National Development and Reform Commission, the Ministry of Industry and Information Technology, and several other PRC governmental authorities jointly issued the Cybersecurity Review Measures, which provide that critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulate that network platform operators holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before public offering at a foreign stock exchange. However, given the Cybersecurity Review Measures were relatively new, it remains uncertain how these measures would affect us.

Furthermore, on November 14, 2021, the Cyberspace Administration of China released the Regulations on the Network Data Security (Draft for Comments) and accepted public comments until December 13, 2021. These draft regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with these draft regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) the listing of data processors in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. However, there have been no clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security.” See “Item 4. Information on the Company— B. Business Overview—Regulation.” As of the date of this annual report, these draft regulations are released for public comment only, and its provisions and the anticipated adoption or effective date may be subject to change with substantial uncertainty. These draft regulations remain unclear on whether the requirements will be applicable to companies that have been listed in the United States, such as us. We cannot predict the impact of these draft regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the enacted versions of these draft regulations mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the Cyberspace Administration of China on such basis. However, if we are not able to comply with the cybersecurity and network data security requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our applications from the application stores, among other sanctions, which could materially and adversely affect our business and results of operations. In addition to the cybersecurity review, these draft regulations require that data processors processing “important data” or listed overseas shall conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. If a final version of these draft regulations is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing.

The laws and regulations in mainland China relating to data privacy and cybersecurity, including, among others, the PRC Cybersecurity Law and the PRC Data Security Law are relatively new and subject to interpretation by the regulators. Although we have taken various measures to comply with all applicable laws and regulations regarding cybersecurity and data privacy in mainland China, we cannot assure you that the measures we have taken or will take are adequate under relevant laws, and we may be held liable in the event of any violation of the laws and regulations. We expect that these areas will receive greater public scrutiny and attention from regulators and more frequent and rigid investigation or review by regulators, which will increase our compliance costs and subject us to heightened risks and challenges. If we are unable to manage these risks, we could become subject to penalties, fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

In addition to laws, regulations and other applicable rules regarding privacy and privacy advocacy, industry groups or other private parties may propose new and different privacy standards. We cannot assure you that our existing privacy and personal protection system and technical measures will always be considered sufficient under applicable laws, regulations and other privacy standards. We could be adversely affected if legislation or regulations in mainland China are expanded to require changes in business practices or privacy policies, or if the PRC governmental authorities interpret or implement their legislation or regulations in ways that negatively affect our business. We may also be subject to additional regulations, laws and policies adopted by the local governments to apply more stringent social and ethical standards in data privacy resulting from the increased global focus on this area.

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

In order to verify the personal and financial information provided by our users, we obtain information from independent third-party data providers. We accordingly establish personal profiles for users and process the users’ crowdfunding campaigns, insurance policy purchase request and claims settlement applications based on such information we collect and the comparison of the information from third parties against those provided by the users themselves. However, as credit reporting systems for individuals in China are in their early stages of development, there are limited public sources available to verify the financial and other information of individual user, and the systems may not be able to reflect the actual profiles of these users constantly and accurately. Although we have developed our risk management and control procedures and policies and have devoted efforts to verifying the information provided by the users before we offer them our products or services, the effectiveness of such risk management is conditioned on the accuracy and completeness of the user information we obtain. We cannot guarantee the completeness or accuracy of any information we obtain with respect to any particular user. If the data and information we rely on are inaccurate or obsolete, we are exposed to higher risks of fraudulent user behavior. As a result, our business and operations could be materially and adversely affected.

We may fail to maintain the capability and accuracy in actuarial analysis.

We operate an intelligent system where we code underwriting criteria set by insurance carriers in our system and the system automatically generates eligibility for purchasing insurance products. Leveraging our deep understanding of consumer needs and actuarial capabilities, we also collaborate with some insurance carriers to co-design new insurance products. The proper functioning of our actuarial and statistical analysis, products pricing suggestion, risk management, financial control, accounting, user database, user service and other data processing systems is highly critical to our business and our ability to compete effectively. We rely on our dedicated talents with actuarial expertise to conduct actuarial analysis, and we rely on our research and development team to enhance our data capabilities to perform pricing modeling. We cannot assure you that we will successfully retain our employees with actuarial expertise or to hire new ones.

We leverage third-party user acquisition channels to bring in some new users to our platforms and may incur significant costs on paying our user acquisition channels service fees.

In addition to growing our user base organically, we also cooperate with our user acquisition channels to convert their user traffic into user base of our platform. If our user acquisition channels do not renew their agreements with us, choose to work with our competitors, or terminate their cooperation with us, we may lose potential users and our business and results of operations will be negatively affected. In addition, if our user acquisition channels lose influence over their traffic or otherwise fail to effectively convert their users to our users, our business and results of operations may suffer.

Furthermore, we have incurred significant expenses for paying third-party user acquisition channels marketing fees. If certain of existing third-party user acquisition channels require higher rates of marketing fees or we fail to negotiate favorable terms with them or find new third-party user acquisition channels, our cost of user acquisition may increase, and our results of operations may be adversely affected.

If insurance carriers, user acquisition channel partners, other business partners, outsourced customer service personnel, insurance agents, insurance brokers, or other ecosystem participants engage in any misconduct or cause errors to occur in our operation, our business could be materially and adversely affected.

We are exposed to the risk of misconduct by third-party user acquisition channel partners, outsourced customer service personnel, insurance agents, insurance brokers, or other ecosystem participant and/or business partners to interact with users and provide various services. Misconduct could include making misrepresentations when marketing insurance products to users, hindering insurance applicants from making full and accurate mandatory disclosures or inducing applicants to make misrepresentations, hiding or falsifying material information in relation to insurance contracts terms, fabricating or altering insurance contracts without authorization from relevant parties, selling false policies, or providing false documents on behalf of the insurance applicants, falsifying insurance transaction business or fraudulently returning insurance policies to obtain commissions, colluding with applicants, insureds, or beneficiaries to obtain insurance benefits, coercing, inducing or restricting the applicant to enter into an insurance contract by taking advantage of his/her administrative power, position or the advantage of his/her occupation or by other unfair means, misappropriating, withholding or occupying insurance premiums or insurance benefits, disclosing trade secrets of the insurer, the applicant or the insured known in the business activities, failing to disclose legally required information to users, engaging in false claims or otherwise not complying with laws and regulations, our internal policies or procedures or contract terms with us. Any of the aforementioned misconducts by parties we cooperate with, whether unintentional or otherwise, may cause potential liabilities on us, and further subject us to regulatory actions and penalties, and result in serious reputational harm. If any third parties that are important to our operations are sanctioned by regulatory actions, our business operations will be disrupted or otherwise negatively affected. In addition, the general increase in misconduct in the industry could potentially harm the reputation of the industry and have an adverse impact on our business.

We are subject to payment processing risks.

We accept a wide variety of payment methods, including bank transfers and online payments through third-party online payment platforms, such as Weixin Pay, UnionPay and Alipay, in order to ensure smooth user experience. For certain payment methods, we pay varying transaction fees, which may increase over time and increase our operating costs and lower our profit margins. We may also be subject to fraud, money laundering and other illegal activities in connection with the various payment methods we accept if we cannot implement risk management measures effectively.

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

Our future growth depends on the further acceptance of the internet as an effective platform for distributing insurance products and content as well as for medical crowdfunding.

The internet, and particularly the mobile internet, has gained increasing popularity in China as a platform for insurance products and content as well as for medical crowdfunding in recent years. However, certain participants in the insurance industry, especially traditional insurance companies, and many insurance clients have limited experience in handling insurance products and content online, and some insurance customers may have reservations about using online platforms. For example, clients may not find online content to be reliable sources of insurance product information. Some insurance companies and reinsurance companies may not believe online platforms are secure for risk assessment and risk management. Others may not find online platforms effective when promoting and providing their products and services, especially to targeted clients in lower-tier cities or rural areas. In addition, the online medical crowdfunding industry is relatively nascent and is at its early stages of development. The donors may be concerned of the genuineness of medical crowdfunding campaigns initiated through internet platforms and the effective tracking of the use of proceeds from donations by internet platforms. The fundraisers may also cast doubt on the transparency of the online fundraising campaigns. If we fail to educate the insurance customers, donors or fundraisers about the value of our platforms and our products and services, our growth will be limited and our business, financial performance and prospects may be materially and adversely affected. The further acceptance of the internet and particularly the mobile internet as an effective and efficient platform for insurance products and content, and medical crowdfunding is also affected by factors beyond our control, including negative publicity and restrictive regulatory measures. If online and mobile networks do not achieve adequate acceptance in the market, our growth prospects, results of operations and financial condition could be harmed.

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

We regard our software registrations, trademarks, patents, domain names, know-how, proprietary technologies and similar intellectual properties as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.” Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages.

Pursuant to the applicable laws in mainland China relating to intellectual properties, it may take months or even years to register, maintain and enforce intellectual property rights in mainland China. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in mainland China. In particular, some of our trademark applications for certain categories have been rejected, and we have applied for administrative reviews on such rejections. However, there can be no assurance that we will obtain such trademarks and any other trademarks that are crucial to our business in the future. Thus, we may be unable to prevent others from using such trademarks or suing us for infringement, or even unable to continue to use such trademarks in our business.

Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can also provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed upon by our products, services or other aspects of our business without our awareness. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

We may fail to make necessary or desirable strategic alliance, acquisition or investment, and we may not be able to achieve the benefits we expect from the alliances, acquisition or investments we make.

We may pursue selected strategic alliances and potential strategic acquisitions that are supplemental to our business and operations, including opportunities that can help us expand our product and service offerings and improve our technology system. However, strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance or default by counterparties, and increased expenses in establishing these new alliances, any of which may materially and adversely affect our business. In addition, we may have limited ability to control or monitor the actions of our strategic partners. To the extent a strategic partner suffers any negative publicity as a result of its business operations, our reputation may be negatively affected by virtue of our association with such party.

The costs of identifying and consummating strategic acquisitions may be significant and subsequent integrations of newly acquired companies, businesses, assets and technologies would require significant managerial and financial resources and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our growth and business operations. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities and exposure to potential unknown liabilities of the acquired business. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. If our portfolios do not perform as we expect, our results of operation and profitability may be adversely affected. In June 2023, we entered into definitive transaction documents in relation to the acquisition of Shenlanbao, which provides insurance knowledge-based content and insurance product reviews through multiple online channels to attract users, and convert them into insurance consumers to generate commission. Pursuant to the transaction documents, we agreed to acquire up to 100% of the equity interest in Shenlanbao for an aggregate consideration of RMB360.0 million (subject to certain price adjustment mechanisms) through multiple closings. As of the date of this annual report, we completed the acquisition of 60% equity interest in Shenlanbao with cash payment of RMB216.0 million (US$30.4 million), and the acquisition of the remaining 40% equity interest in Shenlanbao is subject to the achievement of certain performance targets and the fulfillment of closing conditions. We have consolidated the financial results of Shenlanbao into our consolidated financial statements since July 2023. In 2023, we have recorded goodwill and other intangible assets of RMB198.3 million (US$27.9 million) as a result of the acquisition of Shenlanbao. If the acquired businesses or assets do not generate the financial results we expect and incur losses, or if any goodwill and other intangible assets impairment test triggering event occurs, we may need to revalue or write down the value of goodwill and other intangible assets in connection with such acquisitions, which would harm our results of operations.

Given that some of our investees are emerging companies that are still in the development stages, investments in such companies are inherently risky. These companies may also have relatively short operating histories and it may cost a significant time for these companies to grow their business and to gain traction in the industry. Moreover, they may not have sufficient resources to fulfill their financial obligations, particularly during economic slowdowns. Our investments in these companies are therefore relatively speculative and subject to a number of risks. Accordingly, we may fail to realize our anticipated returns on investments in such investees, and may even experience a total loss on such investments. Furthermore, the due diligence that we performed in our investments may not reveal all material facts needed for investment decision-making and may not guarantee that our investments would be successful. General operational risks, such as inadequate or failed internal controls of our investees, may also expose our investments to risks. If any of these risks were to happen, our business, financial condition and results of operations may be adversely and materially impacted.

Failure to maintain our cooperation with Tencent could have a material adverse effect on our business and prospects for growth.

Our business has benefited from our collaboration with Tencent, one of our principal shareholders, and we expect to continually leverage our collaboration with Tencent in the foreseeable future. As of March 31, 2024, Tencent holds approximately 22.5% equity interests of our company, based on the information contained in the Schedule 13D jointly filed by Tencent Holdings Limited and others with the SEC on May 17, 2021.

The user acquisition of our medical crowdfunding business largely relies on Weixin-based link sharing practice. Once a crowdfunding campaign is launched, a link to the crowdfunding campaign will be created and available for sharing. Starting from sharing by the patients’ relatives, friends and acquaintances, the link will be widely disseminated to a broader social network, which greatly helps the increase of number of donors and amount of fund raised. If the link sharing practice is restricted or becomes otherwise unavailable, the patients may not be able to raise enough funds for medical treatment, which may divert them to other crowdfunding platforms and the user acquisition of our medical crowdfunding business will be materially affected. Our insurance marketplace, which partially relies on traffic from our medical crowdfunding business, may also suffer.

In addition, we also operate our business through our Weixin Official Accounts and Mini Programs. Users may access our products or services through Weixin Mini Programs operated by us. Furthermore, there are links embedded in the publications on our Weixin Official Accounts or Mini Programs which will direct the users to download or launch our applications. If our Weixin Official Accounts or Mini Programs cannot work due to service shutdown or the links directing to our own apps are not available, our users may not be able to use or easily access our products or services.

We cannot assure you that we will be able to maintain the current level of cooperation with Tencent in the future. If our collaborative relationship with Tencent, particularly regarding the Weixin-based link sharing practice, is terminated or curtailed, or if any of the commercial terms between us and Tencent are revised, or if our products and services cannot be adequately or continue to be promoted by Tencent for any reason, our ability to operate our business may be impaired and we may, in the worst-case scenario, completely lose our ability to conduct links sharing practice, operate our Weixin Official Accounts and Mini Programs or promote our business on Tencent platforms. In addition, Tencent may invest in our direct or indirect competitors, and may devote resources or attention to the other companies in which it has an interest.

Our success depends on the continuing efforts of our senior management and key employees.

Our future success is significantly dependent upon the continued service of our senior management and other key employees. If we lose their service, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new staff, which could severely disrupt our business and growth. Our founder and chief executive officer, Mr. Peng Shen, and other management members are critical to our vision, strategic direction, culture and overall business success. If there is any internal organizational structure change or change in responsibilities for our management or key personnel, or if one or more of our senior management members were unable or unwilling to continue in their present positions, the operation of our business and our business prospects may be adversely affected. Our employees, including members of our management, may choose to pursue other opportunities. If we are unable to motivate or retain key employees, our business may be severely disrupted and our prospects could suffer. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that our management members would not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements or we may not be able to enforce them at all.

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

We maintain certain insurance policies to safeguard us against risks and unexpected events. We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees pursuant to applicable laws. We do not maintain business interruption insurance. We consider our insurance coverage to be sufficient for our business operations in China. However, we cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

We are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules and regulations of the New York Stock Exchange, or the NYSE. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2023. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” However, if we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to produce timely and accurate financial statements and may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If that were to happen, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could lead to a decline in the market price of our ADSs and we could be subject to sanctions or investigations by the NYSE, SEC or other regulatory authorities. We may also be required to restate our financial statements for prior periods. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

We have granted and may continue to grant awards under our share incentive plans.

We adopted our 2018 Share Incentive Plan, as amended and restated, which we refer to as the 2018 Plan, and our 2021 Share Incentive Plan, as amended and restated, which we refer to as the 2021 Plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to secure and retain the services of eligible award recipients and to provide incentives for such persons to exert maximum efforts for our success. We recognize expenses in our consolidated financial statements in accordance with U.S. GAAP. Under the 2018 Plan and the 2021 Plan, we are authorized to grant options, restricted shares, restricted share units and other types of share awards. As of March 31, 2024, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the 2018 Plan is 384,159,746 Class A ordinary shares, and we have outstanding options with respect to 98,832,690 Class A ordinary shares and outstanding restricted share units with respect to 83,688,950 Class A ordinary shares granted to our employees, directors and consultants under the 2018 Plan. As of March 31, 2024, the maximum aggregate number of Class A ordinary shares that may be issued pursuant to all awards under the 2021 Plan is  311,356,227 Class A ordinary shares, and, and we have outstanding restricted share units with respect to 6,606,040 Class A ordinary shares granted to our employees, directors and consultants under the 2021 Plan. We expect to incur substantial share-based compensation expenses in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. Further, we may re-evaluate the vesting schedules, lock-up period, exercise price or other key terms applicable to the grants under our equity incentive plan from time to time. If we choose to do so, we may experience substantial change in our share-based compensation charges in the future reporting periods. For further information on our equity incentive plan and information on our recognition of related expenses, please see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

A severe or prolonged downturn in Chinese or global economy could materially and adversely affect our business and financial condition.

COVID-19 had a severe and negative impact on the Chinese and the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Federal Reserve and other central banks outside of China have raised interest rates. The Russia-Ukraine conflict, the Hamas-Israel conflict and attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between certain major economies and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

In addition to the impact of COVID-19, our business could be materially and adversely affected by natural disasters, health epidemics or other public safety concerns affecting China. Natural disasters, such as severe weather conditions, a snowstorm, flood or hazardous air pollution, or other outbreaks, may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate our platform and provide services and solutions. In recent years, there have been outbreaks of epidemics in China and globally, such as COVID-19, H1N1 flu, avian flu or another epidemic. Our business operations could be disrupted by any of these epidemics. Our business could also be adversely affected if our employees are affected by health epidemics, such as new variants of COVID-19 or outbreaks of other diseases. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general. A prolonged outbreak of any of these illnesses or other adverse public health developments in China or elsewhere in the world could have a material adverse effect on our business operations. Such outbreaks could significantly impact the insurance industry, which could severely disrupt our operations and adversely affect our business, financial condition and results of operations. Our headquarters are located in Beijing, where most of our management and employees currently reside. Most of our system hardware and back-up systems are hosted in facilities located in Shanghai. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Beijing and Shanghai, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

If we are unable to manage the risks presented by our international expansion, our financial results and future prospects will be adversely impacted.

We have expanded business operations into overseas markets. However, we have limited history and experience operating in jurisdictions outside of mainland China. We have made certain investments, and may further make significant investments to expand our international operations and compete with local competitors. Such investments may not be successful and may negatively affect our operating results. Conducting our business internationally, particularly in countries in which we have limited experience, subjects us to various risks, which include, among others:

●	operational and compliance challenges caused by distance, language, and cultural differences;
●	the resources required to build a local management team in each new market and to localize our service offerings to appeal to consumers in that market;
●	compliance challenges caused by unfamiliar laws and regulations;
●	competition with businesses that understand local markets better than we do, that have pre-existing relationships with potential consumers in those markets, or that are favored by government or regulatory authorities in those markets;
●	international geopolitical tensions;
●	political, social and economic instability in any jurisdiction where we operate;
●	international export controls and economic and trade sanctions;
●	legal uncertainty including uncertainty resulting from unique local laws or a lack of clear legal precedent;
●	regulatory press and licenses requirements from local authorities in insurance, crowdfunding or other industries;
●	fluctuations in currency exchange rates;
●	managing operations in markets in which offline activities are favored over online platform or service;
●	adverse tax consequences, including the complexities of foreign value added tax systems, and restrictions on the repatriation of earnings;
●	increased financial accounting and reporting burdens, and complexities associated with implementing and maintaining adequate internal controls;
●	difficulties in implementing and maintaining the financial systems and processes needed to enable compliance across multiple offerings and jurisdictions; and
●	reduced or varied protection for intellectual property rights in some markets.

These risks could adversely affect our international operations, which could in turn adversely affect our business, financial condition, and operating results.

We face reputational, monetary, and legal risks in relation to our discontinuation of the Waterdrop Mutual Aid business.

In March 2021, we ceased the operation of our Waterdrop Mutual Aid platform in order to focus on our core businesses and offer enhanced protection to our users. We offered to migrate all mutual aid participants as insurance policyholders of our Waterdrop Insurance Marketplace service. In connection with this change, we have voluntarily covered mutual aid participants’ medical expenses arising from medical conditions diagnosed by March 31, 2021 that would had been covered by the ceased mutual aid plan, subject to certain procedural requirements and eligibility criteria, and in addition offered a one-year complementary health insurance policy to each participant with a similar coverage as the participant’s original mutual aid plan. Despite our good intention, participants of mutual aid programs or the general public may view our action as adversely affecting their actual or expected interests, which may in turn harm our reputation. In the worst-case scenario, participants may choose to bring complaints and lawsuits against us. Although we were contractually permitted to terminate the mutual aid plans any time in our discretion, lawsuits may nevertheless be time-consuming and costly, and distract our management’s attention.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating some of our operations do not comply with regulations in mainland China relating to relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China primarily through (i) our subsidiaries in mainland China and (ii) the VIEs, with which we have maintained contractual arrangements. Holders of our ADSs thus are not holding equity interest in our operating entities in China but instead are holding equity interest in a Cayman Islands holding company. The legality and enforceability of the contractual agreements between our subsidiaries in mainland China, the VIEs, and their nominee shareholders, as a whole, have not been tested in a court of law in mainland China as of the date of this annual report. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with the laws and regulations in mainland China, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our ADSs may decline in value or become worthless if we are unable to assert our contractual rights over the assets of the VIE, which contributes 88.6% of our revenues in 2023. Our holding company in the Cayman Islands, the VIEs and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company.

Foreign investment in the value-added telecommunication services industry and insurance industry in mainland China is extensively regulated and subject to stringent requirements. Specifically, foreign ownership of a value-added telecommunication service provider may not exceed 50% (except for e-commerce, domestic multi-party communication, storage and forwarding classes and call centers) under the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition), which is jointly promulgated by the National Development and Reform Commission and the Ministry of Commerce and became effective on January 1, 2022. Accordingly, none of our wholly-owned subsidiaries in mainland China is eligible to provide value-added telecommunication services, insurance brokerage services or insurance agency services in China under the laws in mainland China. To comply with the applicable laws and regulations in mainland China, we conduct such business through the VIEs and their subsidiaries, including Zongqing Xiangqian and Shuidi Insurance Brokerage. As of the date of this annual report, Zongqing Xiangqian and certain subsidiaries of Zongqing Xiangqian hold the license for provision of internet information services. Shuidi Insurance Brokerage holds the Insurance Intermediary License issued by the China Banking and Insurance Regulatory Commission, which allows it to conduct insurance brokerage business in China. Shuidi Insurance Brokerage also holds a license for provision of internet information services. In addition, Tairui Insurance Agency Co., Ltd. holds the Insurance Intermediary License issued by the China Banking and Insurance Regulatory Commission, which allows it to conduct insurance agency business in China. Our WFOE, Waterdrop Technology, has entered into a series of contractual arrangements with the VIEs and their shareholders, which enable us to:

●	direct the activities of the VIEs;
●	receive substantially all of the economic benefits and bear the obligation to absorb substantially all of the losses of the VIEs; and
●	have an exclusive option to purchase all or part of the equity interests and assets in the VIEs when and to the extent permitted by the law in mainland China.

As a result of these contractual arrangements, we are the primary beneficiary of the VIEs for accounting purposes, and have satisfied the conditions to consolidate the financial results of the VIEs and their subsidiaries into our consolidated financial statements under U.S. GAAP. For a detailed discussion of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

In the opinion of our PRC legal counsel, Han Kun Law Offices, as of the date of this annual report, (i) the ownership structures of our WFOE and the VIEs in China, currently are not in violation of any explicit provisions of laws and regulations in mainland China that are currently in effect; and (ii) the agreements under the contractual arrangements between our WFOE, the VIEs and their shareholders governed by law in mainland China are valid, binding and enforceable against each party thereto in accordance with their terms.

However, we have been further advised by our PRC legal counsel that the interpretation and application of current and future laws, regulations and rules in mainland China are evolving. The PRC regulatory authorities may take a view contrary to the opinion of our PRC legal counsel. It is uncertain whether any new laws or regulations in mainland China relating to variable interest entity structure will be adopted or if adopted, what they would provide. For example, on February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, which aimed to regulate both direct and indirect overseas offering and listing of China-based domestic companies’ securities by adopting a filing-based regulatory regime. Companies in China that seek to offer and list securities in overseas markets, in direct or indirect means, are required to fulfill the filing procedures with the CSRC and submit required information. At the press conference in relation to the promulgation of these regulations on February 17, 2023, the CSRC officials clarified that, as for companies seeking overseas offering and listing with VIE structures and applying to file with the CSRC, the CSRC will solicit opinions from other PRC regulatory authorities and proceed with the filing of the overseas listing of such companies if such companies duly meet the compliance requirements. If we fail to complete the filing with the CSRC in a timely manner, or at all, for our further capital raising activities, which are subject to filing requirements under these regulations, we may be required to unwind the VIEs or adjust our business operations to meet the filing requirements and our ability to raise or utilize funds could be materially and adversely affected. However, as these regulations are relatively new, they remain uncertain as to its interpretation, implementation and enforcement, in particular, for companies with VIE structures, and there also remain uncertainties how they will affect our operations in China and our future capital-raising activities. If the ownership structures, contractual arrangements and business of our company, our subsidiaries in mainland China, the VIEs or their subsidiaries are found to be in violation of any existing or future laws or regulations in mainland China, or fail to obtain or maintain any of the required permits or approvals to operate our business, the PRC regulatory authorities would have the discretion to take actions in dealing with such violations or failures in accordance with applicable laws, including:

●	revoking the business licenses and/or operating licenses of such entities;
●	imposing fines on us;
●	confiscating any of our income that they deem to be obtained through illegal operations;
●	discontinuing or placing restrictions or onerous conditions on our operations;
●	placing restrictions on our right to collect revenues;
●	shutting down our servers or blocking our applications/websites;
●	requiring us to restructure our ownership structure or operations;
●	restricting or prohibiting our use of the proceeds from our financing activities to finance the business and operations of the VIEs and their subsidiaries; or
●	taking other regulatory or enforcement actions that could be harmful to our business.

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn have a material adverse effect on our financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of the VIEs and their subsidiaries in China that most significantly impact its economic performance, and/or our failure to receive the economic benefits and residual returns from the VIEs and their subsidiaries, and we are not able to restructure our ownership structure and operations in a satisfactory manner, we may not be able to consolidate the financial results of the VIEs or their subsidiaries into our consolidated financial statements in accordance with U.S. GAAP.

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

If we had direct ownership of the VIEs in mainland China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we can only rely on the performance by the VIEs and their shareholders of their obligations under the contracts to consolidate the financial results of the VIEs or their subsidiaries into our consolidated financial statements in accordance with U.S. GAAP. The shareholders of the VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of law and arbitration, litigation and other legal proceedings in mainland China and it may be difficult to precisely predict the outcome of such legal proceedings. See “—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.”

Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements to conduct business operations in China and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under the law in mainland China, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective. For example, if the shareholders of the VIEs were to refuse to transfer their equity interests in the VIEs to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if there are any disputes or governmental proceedings involving any interest in such shareholders’ equity interests in the VIEs, our ability to exercise shareholders’ rights or foreclose the share pledges according to the contractual arrangements may be impaired. If these disputes or proceedings were to impair our contractual arrangements with the VIEs, we may not be able to continue to consolidate the financial results of the VIEs or their subsidiaries into our consolidated financial statements in accordance with U.S. GAAP, which would in turn result in a material adverse effect on our business, operations and financial condition.

Our contractual arrangements are governed by the law in mainland China. Accordingly, these contracts would be interpreted in accordance with the law in mainland China, and any disputes would be resolved in accordance with legal procedures in mainland China, which may not protect you as much as those of other jurisdictions, such as the United States.

All the agreements under our contractual arrangements are governed by the law in mainland China and provide for the resolution of disputes through arbitration in mainland China. Accordingly, these contracts would be interpreted in accordance with the law in mainland China and any disputes would be resolved in accordance with the legal procedures in mainland China. As a result, we cannot assure you that these contractual arrangements could be enforced as anticipated. See “—Risks Related to Doing Business in China—The legal system in mainland China is evolving, which leads to uncertainties that could adversely affect us.” Meanwhile, there are very few precedents and formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under the law in mainland China. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under the law in mainland China, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in the courts in mainland China through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to consolidate the financial results of the VIEs or their subsidiaries into our consolidated financial statements in accordance with U.S. GAAP, and our ability to conduct our business may be negatively affected.

The shareholders of the VIEs may have actual or potential conflicts of interest with us.

The shareholders of the VIEs may have actual or potential conflicts of interest with us. These shareholders may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material and adverse effect on our ability to direct the activities of the VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreements with these shareholders to request them to transfer all of their equity interests in the VIEs to a mainland China entity or individual designated by us, to the extent permitted by the law in mainland China. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholders of the VIEs have executed powers of attorney to appoint our WFOE or a person designated by our WFOE to vote on their behalf and exercise voting rights as shareholders of the VIEs. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of the VIEs may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the VIEs and the validity or enforceability of our contractual arrangements with the VIEs and their shareholders. For example, in the event that any of the shareholders of the VIEs divorces his spouse, the spouse may claim that the equity interest of the VIEs held by such shareholder is part of their community property and should be divided between such shareholder and his spouse. If such claim is supported by the court, relevant equity interests may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the control over the VIEs and therefore affect our ability to consolidate the financial results of the VIEs into our consolidated financial statements under U.S. GAAP for accounting purposes. Similarly, if any of the equity interests of the VIEs is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over the VIEs or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

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

Under applicable laws and regulations in mainland China, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to the VIEs were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable laws, rules and regulations in mainland China, and adjust income of the VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIEs for mainland China tax purposes, which could in turn increase their tax liabilities without reducing the tax expenses of our subsidiaries in mainland China. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIEs’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

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

Our current corporate structure and business operations may be substantially affected by the PRC Foreign Investment Law.

On March 15, 2019, the National People’s Congress promulgated the PRC Foreign Investment Law, which took effect on January 1, 2020. On December 26, 2019, the PRC State Council approved the Implementation Rules of PRC Foreign Investment Law, which came into effect on January 1, 2020. Since the PRC Foreign Investment Law and its implementation rules are relatively new, its interpretation and implementation are still evolving. The PRC Foreign Investment law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in mainland China through other means as provided by laws, administrative regulations or the PRC State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the PRC State Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in mainland China, and if yes, how our contractual arrangements should be dealt with.

The PRC Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the “negative list”, which is most recently jointly promulgated by the National Development and Reform Commission and the Ministry of Commerce and took effective on January 1, 2022. The PRC Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from the PRC governmental authorities. If our contractual rights over the VIEs through contractual arrangements are deemed as foreign investment in the future, and any business of the VIEs is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the PRC Foreign Investment Law, the contractual arrangements that allow us to direct the activities of the VIEs may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face uncertainties as to whether we can complete such actions in a timely manner or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

If we exercise the option to acquire equity interest of the VIEs, this equity interest transfer may subject us to certain limitations and substantial costs.

Pursuant to the contractual arrangements, our WFOE has the irrevocable and exclusive right to purchase all or any part of the equity interest in the VIEs from the VIEs’ shareholders at any time and from time to time in their absolute discretion to the extent permitted by the laws in mainland China. The consideration our WFOE pays for such purchases will be a nominal price or the lowest price as permitted under applicable laws in mainland China or an amount equal to the registered capital contributed by the relevant shareholder. This equity transfer may be subject to approvals from, filings with, or reporting to competent authorities, such as the Ministry of Commerce, the Ministry of Industry and Information Technology, the State Administration of Market Regulation, and/or their local competent branches. In addition, the equity transfer price may be subject to review and tax adjustment by the tax authorities.

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

While the Chinese economy has experienced significant growth over the past decades, there can be no assurance that the growth would be maintained or be even among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the government policies or the laws and regulations in mainland China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position.

Our ability to successfully maintain or grow our business operations in China depends on various factors, which are beyond our control. These factors include, among others, macro-economic and other market conditions, political stability, social conditions, measures to control inflation or deflation, changes in the rate or method of taxation, changes in laws, regulations and administrative directives or their interpretation, and changes in industry policies. If we fail to take timely and appropriate measures to adapt to any of the changes or challenges, our business, results of operations and financial condition could be materially and adversely affected. In addition, the PRC government has oversight and discretion over the conduct of our business in accordance with the laws and regulations in mainland China and may influence our operations. Our failure to comply with applicable laws could result in a material adverse change in our business operations and/or the value of our securities.

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily in mainland China. Our operations in mainland China are governed by the laws and regulations in mainland China. The PRC government has significant oversight and discretion over the conduct of our business in accordance with the laws and regulations in mainland China, and it may intervene in or influence our operations as it deems appropriate to advance regulatory and societal goals and policy positions. For example, the PRC government has strengthened oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, which became effective on March 31, 2023. Pursuant to these regulations, China-based companies that directly or indirectly offer or list their securities in an overseas market must file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. These regulations also provide that a China-based company must file with the CSRC within three business days after completion of its follow-on offering of securities after it is listed in an overseas market. If it is determined that we are subject to filing requirements imposed by the CSRC under these regulations or approvals from other PRC regulatory authorities or other procedures, including the cybersecurity review under the revised Measures for Cybersecurity Review, for our future offshore offerings, it would be uncertain whether we can or how long it will take us to complete such procedures or obtain such approval and any such approval could be rescinded. In addition, new regulations and policies may significantly affect the industries in which we operate, which could result in a material adverse change in our operation and/or the value of our ADSs.

The legal system in mainland China is evolving, which leads to uncertainties that could adversely affect us.

The legal system in mainland China is a civil law system based on written statutes, where prior court decisions have limited precedential value. The legal system in mainland China is evolving, and the interpretations of many laws, regulations and rules and enforcement of these laws, regulations and rules may be subject to change. For instance, on December 29, 2023, the Standing Committee of the National People’s Congress promulgated the amended PRC Company Law, which will take effect on July 1, 2024. The amended PRC Company Law makes substantial changes to the current PRC Company Law in a number of areas, including, among others, imposing time limit for capital contribution to existing and future companies so that companies which are established before the effectiveness of the amended PRC Company Law with a term of capital contributions exceeding the time limit must adjust their schedule of capital contribution unless otherwise permitted by the laws and regulations or the State Council. As of the date of this annual report, the implementation of the provisions relating to adjustment of capital contribution schedules remain uncertain and the detailed rules of implementation are yet to be issued.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since the judicial and administrative authorities in mainland China have discretion in interpreting and implementing statutory and contractual terms, it may be difficult to predict the outcome of a judicial or administrative proceeding. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

Furthermore, the legal system in mainland China is based, in part, on government policies and internal rules. As a result, we may not always be aware of our violation of these policies and rules until sometime after the violation. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

We may be adversely affected by the complexity and changes in regulation of internet-related businesses and companies in mainland China.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies operating in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

We only have contractual arrangements with the VIEs. We do not directly own the VIEs due to the restriction of foreign investment in certain businesses, including internet information provision services. This may subject us to sanctions, or compromise enforceability of related contractual arrangements, which may result in significant disruption to our business.

The evolving regulatory system in mainland China for the internet industry may lead to the establishment of new regulatory agencies. For example, in March 2018, the PRC State Council announced the establishment of a new department, the Office of the Central Cyberspace Affairs Commission (with the involvement of the PRC State Council Information Office, the Ministry of Industry and Information Technology, and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with other departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry, and the National Computer Network and Information Security Management Center was adjusted to be managed by the Office of the Central Cyberspace Affairs Commission Office instead of the Ministry of Industry and Information Technology. In March 2023, the PRC State Council announced to establish the National Data Bureau, which will be responsible for certain matters that are currently regulated by the Central Cyberspace Affairs Commission and the National Development and Reform Commission, such as coordinating the sharing and development of the national data resources.

We have obtained the license for provision of internet information services and other permits required for operating our business. However, if we fail to obtain, maintain or renew such licenses, or obtain any additional licenses and permits or make any records or filings required by new laws or regulations required for our new business in a timely manner or at all, we could be subject to liabilities or penalties, and our operations could be adversely affected.

The interpretation and application of existing laws, regulations and policies in mainland China and possible new laws, regulations or policies relating to the internet industry have created uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse impact on our business and results of operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, however, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and substantially all of them are China nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or our management residing in China. In addition, mainland China does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and some other countries and regions. Therefore, recognition and enforcement in mainland China of judgments of a court in any of these non-mainland China jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in mainland China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside mainland China. Although the PRC authorities may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. The Provisions on Strengthening Confidentiality and Archives Management of Overseas Securities Issuance and Listing by Domestic Enterprises, which became effective on March 31, 2023, provides that the investigation and evidence collection in relation to the oversea securities offering and listing of the China-based domestic companies by the overseas securities regulatory authorities and other authorities shall be conducted through the cross-border cooperation mechanism for supervision and administration and the China-based domestic companies shall obtain the prior consent from the CSRC or relevant authorities before cooperating with such overseas securities regulatory authorities or relevant authorities in connection with the inspections or investigations or providing required documents to such overseas securities regulatory authorities or relevant authorities. The inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may increase difficulties faced by you in protecting your interests. See also “—Risks Related to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

If we are classified as a mainland China resident enterprise for mainland China income tax purposes, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders and ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of mainland China with “de facto management body” within mainland China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the De Facto Standards of Organizational Management, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in mainland China. Although this circular only applies to offshore enterprises controlled by mainland China enterprises or mainland China enterprise groups, not those controlled by mainland China individuals or foreigners, the criteria set forth in the circular may reflect the general position of the State Administration of Taxation on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the De Facto Standards of Organizational Management, an offshore incorporated enterprise controlled by a mainland China enterprise or a mainland China enterprise group will be regarded as a mainland China tax resident by virtue of having its “de facto management body” in mainland China and will be subject to mainland China enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in mainland China; and (iv) at least 50% of voting board members or senior executives habitually reside in mainland China.

We believe none of our entities outside of mainland China is a mainland China resident enterprise for mainland China tax purposes. However, the tax resident status of an enterprise is subject to determination by the tax authorities in mainland China and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the tax authorities in mainland China determine that Waterdrop Inc. is a mainland China resident enterprise for enterprise income tax purposes, we could be subject to mainland China tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to mainland China tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within China. Furthermore, if we are deemed a mainland China resident enterprise, dividends payable to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or Class A ordinary shares by such shareholders may be subject to mainland China tax at a rate of 20% (and such mainland China tax may be withheld at source in the case of dividends). Any mainland China income tax liability may be reduced under applicable tax treaties. However, it is unclear whether in practice non-mainland China shareholders of Waterdrop Inc. would be able to obtain the benefits of any tax treaties between their country of tax residence and mainland China in the event that we are treated as a mainland China resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or Class A ordinary shares.

We face uncertainties with respect to indirect transfers of equity interests in mainland China resident enterprises by their non-mainland China holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. In February 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of the assets in mainland China, including a transfer of equity interests in an unlisted non-mainland China holding company of a mainland China resident enterprise, by non-mainland China resident enterprises may be re-characterized and treated as a direct transfer of the underlying assets in mainland China, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of mainland China enterprise income tax. As a result, gains derived from such indirect transfer may be subject to mainland China enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a mainland China resident enterprise. Bulletin 7 also introduced safe harbors for internal group restructurings and the purchase and sale of equity securities through a public securities market. On October 17, 2017, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or the Bulletin 37, which came into effect on December 1, 2017. The Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-mainland China resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our subsidiaries in mainland China to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under Bulletin 7 and Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

If our preferential tax treatments and government subsidies are revoked or become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions.

The PRC government has provided tax incentives to our subsidiaries in mainland China, including reduced enterprise income tax rates. For example, under the PRC Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%. However, the income tax of an enterprise that has been determined to be a high and new technology enterprise can be reduced to a preferential rate of 15%. Any increase in the enterprise income tax rate applicable to our subsidiaries in mainland China, or any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments and local government subsidies currently enjoyed by our subsidiaries in mainland China, could adversely affect our business, financial condition and results of operations.

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

The M&A Rules and certain other regulations in mainland China establish procedures and requirements for certain acquisitions of PRC companies, which could make it difficult for us to pursue growth through acquisitions.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established complex procedures and requirements for some acquisitions of companies in mainland China by foreign investors, including requirements in some instances that the Ministry of Commerce, be notified in advance of any change-of-control transaction in which a foreign investor takes control of a domestic enterprise in mainland China. Moreover, the PRC Anti-Monopoly Law promulgated by the Standing Committee of the PRC National People’s Congress, which was promulgated on August 1, 2008 and most recently amended on June 24, 2022, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the Ministry of Commerce before they can be completed. The PRC Anti-Monopoly Law, which was amended in June 2022, increases the fines for illegal concentration of business operators to no more than ten percent of its last year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competitions, or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition. It also provides that the governmental authorities shall investigate a transaction where there is any evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold. On February 7, 2021, the Anti-Monopoly Committee of the PRC State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which intends to regulate abuse of a dominant position and other anti-competitive practices by online platform operators and the related service providers on online platforms. It also stipulates that any concentration of undertakings involving variable interest entities shall fall within the scope of anti-monopoly review. If a concentration of undertakings meets the thresholds for clearance under the applicable laws, an internet platform operator shall report such concentration of undertakings to the anti-monopoly law enforcement agency under the PRC State Council in advance. Therefore, our acquisitions of other entities that we make in the future (whether by ourselves, our subsidiaries or through the VIEs) and that meets the thresholds for clearance, may be required to be report to and approved by the anti-monopoly law enforcement agency in the PRC, and we may be subject to penalty including but not limited to a fine if we fail to comply with such requirement.

In addition, the security review rules issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. On December 19, 2020, the Measures for the Security Review for Foreign Investment was jointly issued by the National Development and Reform Commission and the Ministry of Commerce and took effect from January 18, 2021. The Measures for the Security Review for Foreign Investment specified provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others.

In the future, we may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the above-mentioned regulations and other rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the Ministry of Commerce or its local counterparts or other governmental authorities, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The filing, approval or other administration requirements of the CSRC or other PRC governmental authorities may be required in connection with our offshore offerings under the law in mainland China, and, if required, we cannot predict whether or for how long we will be able to complete such filing, obtain such approval or meet such requirements.

On July 6, 2021, the PRC governmental authorities issued Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

Pursuant to Cybersecurity Review Measures, which were issued on December 28, 2021 and became effective on February 15, 2022, network platform operators holding over one million users’ personal information must apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. However, given the Cybersecurity Review Measures were relatively new, it remains uncertain as to how these measures would affect us. We cannot assure you that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to do so. In addition, on November 14, 2021, the Cyberspace Administration of China published the Regulations on the Network Data Security (Draft for Comments), which reiterates the circumstances under which data processors shall apply for cybersecurity review. There is no timetable as to when these draft measures will be enacted. As such, it remains unclear whether the formal version adopted in the future will have any further material changes, it is uncertain how the measures will be enacted, interpreted or implemented and how they will affect our offshore offerings.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, which became effective on March 31, 2023. Pursuant to these regulations, companies in China that directly or indirectly offer or list their securities in an overseas market must file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. These regulations also provide that a company in China must file with the CSRC within three business days after completion of its follow-on offering of securities after it is listed in an overseas market. If the company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, it may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. According to the Notice on Administration of the Filing of Overseas Offering and Listing by Domestic Companies issued by the CSRC on February 17, 2023, the China-based companies that have been listed overseas before March 31, 2023 are not required to file with the CSRC in connection with the historical offerings, although these companies are required to fulfill filing obligations with the CSRC in connection with their additional capital raising activities in accordance with the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies. Based on the foregoing, we are not required to complete filing with the CSRC for our historical offerings but may be subject to the filing requirements for our future capital raising activities, if any, under these regulations. As these regulations are relatively new, their interpretation, application and enforcement remain uncertain, and this is particularly true for companies conducting their operations in China through variable interest entities. There remain uncertainties with respect to how the CSRC filing procedures under these regulations would be applied to, and implicate, the procedures, timetables and outcomes of our future offering or other capital raising activities.

On February 24, 2023, the CSRC, jointly with other governmental authorities, published the Provisions on Strengthening Confidentiality and Archives Management of Overseas Securities Issuance and Listing by Domestic Enterprises, which became effective on March 31, 2023. Pursuant to these provisions, China-based companies that offer and list securities in overseas markets shall establish confidentiality and archives system. These China-based companies shall obtain approval from the competent authorities and file with the confidential administration authorities, either by itself or its offshore listing entity, when providing or publicly filing documents and materials related to state secrets or secrets of the governmental authorities to relevant securities companies, securities service institutions or offshore regulatory authorities. In addition, these companies shall complete required procedures if the documents or materials filed may adversely affect national security or public interests once publicly disclosed, or if these companies provide accounting files or copies to relevant securities companies, securities service institutions, overseas regulators and individuals.

If it is determined that we are subject to filing requirements imposed by the CSRC under the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies or approvals from other PRC regulatory authorities or other procedures, including the cybersecurity review under the revised Measures for Cybersecurity Review, for our future offshore offerings, it would be uncertain whether we can or how long it will take us to complete such procedures or obtain such approval and any such approval could be rescinded. Any failure to obtain or delay in completing such procedures or obtaining such approval for our offshore offerings, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to file with the CSRC or failure to seek approval from other governmental authorities for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in mainland China, limit our ability to pay dividends outside of mainland China, limit our operating privileges in mainland China, delay or restrict the repatriation of the proceeds from our offshore offerings into mainland China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of the shares.

Any failure to comply with the regulations in mainland China regarding the registration requirements for employee share incentive plans may subject our share incentive plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, mainland China citizens and non-mainland China citizens who reside in mainland China for a continual period of not less than one year and participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the subsidiaries in mainland China of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are mainland China citizens or who reside in mainland China for a continual period of not less than one year and who have been granted options are subject to these regulations. Failure to complete SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals, and legal sanctions and may also limit our ability to contribute additional capital into our subsidiaries in mainland China and limit the ability of our subsidiaries in mainland China to distribute dividends to us. In addition, laws and regulations and their interpretation may change from time to time, and there remains uncertainties with respect to their implementation, which could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under the law in mainland China. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Share Incentive Plans.”

In addition, the State Administration of Taxation has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in mainland China who exercise share options or are granted restricted shares will be subject to individual income tax of mainland China. Our subsidiaries in mainland China have obligations to file documents related to employee share options or restricted shares with the tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to the laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Share Incentive Plans.”

Failure to comply with the laws and regulations in mainland China on leased property may expose us to potential fines and negatively affect our ability to use the properties we lease.

Our leasehold interests in leased properties have not been registered with the PRC governmental authorities as required by the law in mainland China, which may expose us to potential fines if we fail to remediate after receiving any notice from the PRC governmental authorities. Failure to complete the lease registration will not affect the legal effectiveness of the lease agreements according to the law in mainland China, but the real estate administrative authorities may require the parties to the lease agreements to complete lease registration within a prescribed period of time, and the failure to do so may subject the parties to fines from RMB1,000 to RMB10,000 for each of such lease agreements.

Certain lessors of our leased properties have not provided us with valid property ownership certificates or any other documentation proving their right to lease those properties to us. If our lessors are not the owners of the properties or they have not obtained consents from the owners or their lessors or permits from the governmental authorities, our leases could be invalidated.

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

Regulations in mainland China relating to offshore investment activities by mainland China residents may limit the ability of our subsidiaries in mainland China to change their registered capital or distribute profits to us or otherwise expose us or our mainland China resident beneficial owners to liability and penalties under the laws in mainland China.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires mainland China residents (including mainland China individuals and mainland China corporate entities as well as foreign individuals that are deemed as mainland China residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires amendment to SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a mainland China individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are mainland China residents and may be applicable to any offshore acquisitions that we make in the future.

If our shareholders who are mainland China residents or entities do not complete their registration with the local SAFE branches, our subsidiaries in mainland China may be prohibited from distributing its profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our subsidiaries in mainland China. In February 2015, SAFE promulgated a Circular on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Circular 13, effective in June 2015. Under SAFE Circular 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, shall be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

We have used our best efforts to notify mainland China residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being mainland China residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the mainland China residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As of the date of this annual report, Mr. Peng Shen, Mr. Guang Yang, and 21 other mainland China residents known to us that currently hold direct or indirect ownership interests in our company have completed the initial registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. We cannot assure you that all shareholders or beneficial owners of ours who are mainland China residents, including the beneficiaries of certain trusts directly or indirectly holding interest in our company have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations.

The failure or inability of such shareholders or beneficial owners to comply with SAFE Circular 37 or other SAFE regulations, or failure by us to amend the foreign exchange registrations of our subsidiaries in mainland China, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit the ability of our subsidiaries in mainland China to make distributions or pay dividends to us or affect our ownership structure. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under the law in mainland China for circumventing applicable foreign exchange restrictions. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the governmental authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a China-based domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

We may be materially adversely affected if our shareholders and beneficial owners who are mainland China entities fail to comply with the overseas investment regulations in mainland China.

On December 26, 2017, the National Development and Reform Commission promulgated the Administrative Measures on Overseas Investments of Enterprises, which took effect as of March 1, 2018. According to the order, non-sensitive overseas investment projects are subject to record-filing requirements with the National Development and Reform Commission. On September 6, 2014, the Ministry of Commerce promulgated the Administrative Measures on Overseas Investments, which took effect as of October 6, 2014. According to this regulation, overseas investments of mainland China enterprises that involve non-sensitive countries and regions and non-sensitive industries are subject to record-filing requirements with the Ministry of Commerce. According to the Circular of the State Administration of Foreign Exchange on Issuing the Regulations on Foreign Exchange Administration of the Overseas Direct Investment of Domestic Institutions, which was promulgated by SAFE on July 13, 2009 and took effect on August 1, 2009, mainland China enterprises must register for overseas direct investment with a local SAFE branch.

We may not be fully informed of the identities of all our shareholders or beneficial owners who are mainland China entities, and we cannot provide any assurance that all of our shareholders and beneficial owners who are mainland China entities will comply with our request to complete the overseas direct investment procedures under the aforementioned regulations or other related rules in a timely manner, or at all. If they fail to complete the filings or registrations required by the overseas direct investment regulations, the authorities may order them to suspend or cease the implementation of such investment and make corrections within a specified time, which may adversely affect our business, financial condition and results of operations.

We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries in mainland China to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we may rely principally on dividends and other distributions on equity from our subsidiaries in mainland China for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders for services of any debt we may incur. If any of our subsidiaries in mainland China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under the laws and regulations in mainland China, our subsidiaries in mainland China, which are foreign-owned enterprises, may pay dividends only out of their respective accumulated profits as determined in accordance with the accounting standards and regulations in mainland China. In addition, a foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to us as dividends. At its discretion, a foreign-owned enterprise may allocate a portion of its after-tax profits based on the accounting standards in mainland China to an enterprise expansion fund, or a staff welfare and bonus fund.

Our subsidiaries in mainland China generate essentially all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our subsidiaries in mainland China to use their Renminbi revenues to pay dividends to us.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our subsidiaries in mainland China to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% is applicable to dividends payable by mainland China companies to non-mainland China resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the central PRC government and governments of other countries or regions where the non-mainland China resident enterprises are incorporated.

Regulation in mainland China of loans to and direct investment in the entities in mainland China by offshore holding companies may delay us from using the proceeds of financing activities to make loans or additional capital contributions to our subsidiaries in mainland China and to make loans to the VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our subsidiaries in mainland China, either as a shareholder loan or as an increase in registered capital, as well as any loans we provide to the VIEs, are subject to approval by or registration with the governmental authorities in China. According to the regulations on foreign invested enterprises in mainland China, capital contributions to our subsidiaries in mainland China are subject to the registration with the PRC State Administration for Market Regulation or its local counterpart and registration with a local bank authorized by SAFE. In addition, (i) any foreign loan procured by our subsidiaries in mainland China is required to be registered with SAFE or its local branches and (ii) any of our subsidiaries in mainland China may not procure loans which exceed the difference between its total investment amount and registered capital or, as an alternative, only procure loans subject to the calculation approach and limitation as provided by the People’s Bank of China. Additionally, any medium or long-term loans to be provided by us to the VIEs must be registered with the National Development and Reform Commission and SAFE or its local branches. We may not be able to obtain these government approvals or complete such registrations in a timely manner, or at all, with respect to future capital contributions or foreign loans by us to our subsidiaries in mainland China or loans by us to the VIEs. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds of financing activities to capitalize our operations in China may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or China or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

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

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any material hedging transactions to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by the exchange control regulations in mainland China that restrict our ability to convert Renminbi into foreign currency.

Governmental regulation of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes regulations on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China requires approval or registration in accordance with regulatory requirements. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our subsidiaries in mainland China to fund any cash and financing requirements we may have. Under existing foreign exchange regulations in mainland China, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our subsidiaries in mainland China may be used to pay dividends to our company. However, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our subsidiaries in mainland China and VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside mainland China, or to make other capital expenditure payments outside mainland China in a currency other than Renminbi.

The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If we are unable to obtain sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

Our failure to fully comply with labor-related laws in mainland China may expose us to potential penalties.

Companies operating in mainland China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments given the different levels of economic development in different locations. We did not pay, or were not able to pay, certain past social security and housing fund contributions in strict compliance with the regulations in mainland China for and on behalf of our employees. Although we have recorded accruals for estimated underpaid amounts and late payment in our financial statements, we may be subject to penalties for our failure to make payments in accordance with the applicable laws and regulations in mainland China. We may be required to make up the contributions for these plans as well as to pay late fees and fines. We have not made any accruals for penalties that may be imposed by the PRC governmental authorities in the financial statements. If we are subject to fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

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

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023.

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

Although cross-border business may not be an area of our focus, if we plan to expand our business internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our services, impact our competitive position, or prevent us from being able to conduct business in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. In recent years, there have been heightened tensions in international economic relations, such as the one between the United States and China. The U.S. government has imposed, and has proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January 15, 2020, the United States and China entered into the Economic and Trade Agreement Between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020.

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

Our ADSs became listed on the NYSE on May 7, 2021. The closing trading price of our ADSs ranged from US$1.02 to US$3.30 per ADS in 2023. The trading price of the ADSs has been volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies in relevant industries and those with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings, cash flow;
●	fluctuations in operating metrics;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new solutions and services and expansions by us or our competitors;
●	termination or non-renewal of contracts or any other material adverse change in our relationship with our key customers or strategic investors;
●	changes in financial estimates by securities analysts;
●	detrimental negative publicity about us, our competitors or our industry;
●	additions or departures of key personnel;
●	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
●	regulatory developments affecting us or our industry; and
●	potential litigation or regulatory investigations.

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

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. We were named as a defendant in a putative shareholder class action lawsuit in the past, which we successfully defended ourselves against. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” Involvement in a class action suit could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs may be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

Our dual-class voting structure may limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

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

As of March 31, 2024, Mr. Peng Shen beneficially owns all of our issued Class B ordinary shares and held approximately 71.4% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors, and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay, or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control may limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

We are a “controlled company” within the meaning of the NYSE Listed Company Manual and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the NYSE Listed Company Manual because Mr. Peng Shen, our chairman of the board of directors and chief executive officer, owns more than 50% of our total voting power. For so long as we remain a “controlled company” under that definition, we are permitted to elect to rely, and may rely, on exemptions from certain corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. Currently, we rely on the exemption with respect to the requirements that (i) a majority of our board of directors composed of independent directors, (ii) a nominating committee composed entirely of independent directors, and (iii) a compensation committee composed entirely of independent directors. If we choose to reply on additional exemptions in the future, our shareholders may not be afforded the same protection that they would otherwise enjoy under these exempted NYSE corporate governance listing standards.

Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our ADSs for return on your investment.

In March 2024, our board of directors approved a special cash dividend of US$0.04 per ADS or US$0.004 per ordinary share to shareholders of record as of the close of business on April 19, 2024. The payment date is expected to be on or around April 30, 2024 for holders of ordinary shares and on or around May 3, 2024 for holders of ADSs. The aggregate payment will amount to approximately US$15 million. Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands exempted company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. The ADSs sold in our IPO are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

Further, under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs at shareholders’ meetings unless:

●	we have instructed the depositary that we do not wish a discretionary proxy to be given;
●	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;
●	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or
●	the voting at the meeting is to be made on a show of hands.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take actions against our directors, actions by our minority shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedents in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.

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

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, substantially all of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and
●	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

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

We believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2023, which could result in adverse U.S. federal income tax consequences to U.S. holders of the ADSs or our Class A ordinary shares.

A non-U.S. corporation, such as our company, will be considered a passive foreign investment company, or “PFIC,” for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. Although the law in this regard is not entirely clear, we treat our consolidated VIEs (including their subsidiaries) as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations into our consolidated U.S. GAAP financial statements.

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our ADSs, we believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2023, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

In November 2018, we entered into a series of contractual arrangements with Zongqing Xiangqian and Shuidi Hubao and their shareholders through Waterdrop Technology. In July 2019, we further restructured and entered into a series of contractual arrangements with Shuidi Hulian and its shareholders. Prior to that, Shuidi Hulian was a subsidiary of Zongqing Xiangqian. In October 2019, we entered into a series of contractual arrangements with Zhuiqiu Jizhi and its shareholders through Waterdrop Technology. In December 2021, we entered into a series of contractual arrangements with Guangmu Weichen through Waterdrop Technology. As a result of the foregoing, we are regarded as the primary beneficiary of Zongqing Xiangqian, Shuidi Hubao, Shuidi Hulian, Zhuiqiu Jizhi and Guangmu Weichen for accounting purposes, and have satisfied the conditions to consolidate the financial results of such VIEs and their subsidiaries into our consolidated financial statements in accordance with U.S. GAAP.

In March 2021, we ceased the operation of the Waterdrop Mutual Aid business to focus on our core businesses and offer enhanced protection to our users in light of our expanded business and prospect, the increased recognition of our brand, and the latest market development. We offered a one-year complementary health insurance policy to each participant with a similar coverage as the participant’s original mutual aid plan.

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

In June 2023, we entered into definitive transaction documents in relation to the acquisition of Shenlanbao, which provides insurance knowledge-based content and insurance product reviews through multiple online channels to attract users and convert them into insurance consumers to generate commission. In July 2023, we completed the acquisition of 60% of the equity interest of Shenlanbao. See “Item 4. Information on the Company—B. Business Overview—Waterdrop Insurance Marketplace—Shenlanbao Insurance Marketplace.”

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

All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. You can also find information on our website ir.waterdrop-inc.com. The information contained on our website is not a part of this annual report.

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

We have a huge and growing consumer base on our Waterdrop Insurance Marketplace. As of December 31, 2023, the cumulative number of insurance consumers we served, including those we served through Shenlanbao Insurance Marketplace following our acquisition of Shenlanbao, was approximately 115.3 million, 32.3 million of which were paying insurance consumers. We see two groups of people as our typical insurance consumers. One is those who are new to insurance and are used to purchasing everything online, and the other group is those bread winners from lower-tier cities who support living and healthcare expenses of their whole families including parents and children. Meanwhile, we gradually expand our coverage to emerging middle class and affluent consumer groups. Waterdrop Insurance Marketplace, as an online insurance platform, is well positioned to serve those consumers.

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

Products Tailored for Consumers of Waterdrop Insurance Marketplace

We offer a wide array of health and life insurance products on our Waterdrop Insurance Marketplace. As of December 31, 2023, we collaborated with 101 insurance carriers to offer 1,357 types of health and life insurance products online. Out of the 1,357 types of products: 600 were short-term health insurance, while 757 were long-term health and life insurance; 917 were health insurance, while 440 were life insurance. We generally select and offer on Waterdrop Insurance Marketplace products that represent great value, address demands of our consumers, or already gain popularity on the market.

Our products offering covers both short-term health and long-term health and life insurance. For certain insurance products, we provide consumers with the option of monthly payments while such products are normally paid annually. We believe that this innovation gives more payment flexibility to consumers.

The tables below set forth the summary of insurance products we offered.

	For the Years Ended
	December 31,
	2023
FYP (1)	(RMB million)	(%)
Short-term insurance	4,887	68.7
Long-term insurance	2,223	31.3
Total	7,109	100.0

	For the Years Ended
	December 31,
	2023
Number of Policies (1)	(thousand)	(%)
Short-term insurance	8,544	96.5
Long-term insurance	310	3.5
Total	8,853	100.0

	For the Years Ended
	December 31,
	2023
FYP (1)	(RMB million)	(%)
Health insurance
Medical insurance	3,642	51.2
Casualty insurance	524	7.4
Critical illness insurance	1,746	24.6
Life insurance	1,198	16.9
Total	7,109	100.0

	For the Years Ended
	December 31,
	2023
Number of Policies (1)	(thousand)	(%)
Health insurance
Medical insurance	6,806	76.9
Casualty insurance	858	9.7
Critical illness insurance	1,107	12.5
Life insurance	82	0.9
Total	8,853	100.0

Note:

(1)	The calculation of FYP and number of policies includes those insurance products offered through Shenlanbao Insurance Marketplace following our acquisition of Shenlanbao.

Leveraging our deep understanding of consumer needs and our data analysis and actuarial capabilities, we collaborate with some insurance carriers to co-design new insurance products. Currently, co-designed products constitute a majority of insurance products offered on Waterdrop Insurance Marketplace. After the design phase is completed, it takes us as short as one week to establish connection with the system of the insurance carrier and launch the co-designed product. Such co-designed products are underwritten by insurance carriers and generally offered on Waterdrop Insurance Marketplace exclusively, which deepens our collaboration with these insurance carriers and enhances our platform’s attractiveness to consumers.

Hui Min Insurance (惠民保) is endorsed by the local governmental authorities in China and underwritten by leading insurance carriers, which provides insurance coverage supplementary to the national basic medical insurance. As of the end of 2023, we have been involved in Hui Min Insurance projects in cities including but not limited to Zibo, Tai’an and Dezhou, as leading operating agency or distributor. Leveraging the development of Hui Min Insurance, we expanded our service scope and increased the users stickiness by serving the market beyond commercial insurance and providing more options to users regardless of their physical conditions or past medical history.

Experience on Waterdrop Insurance Marketplace

Streamlined and mobile-based transaction process

Our platform is designed to be mobile-first and digital-native. It streamlines various transaction processes, ensures smooth user experience, and reduces the time between the first query and the completion of a transaction. We believe that we are well-positioned to capitalize on the accelerating trend of digitalization across the insurance landscape. Insurance consumers are increasingly conducting research online and ultimately, purchasing online. We evaluate the massive products offerings on our platform and recommend the most suitable insurance products that represent great value for our consumers.

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

AI-driven intelligent claim review system

Empowered by our AI-driven intelligent claim review system, we are able to provide smooth consumer experience that reduces frictions and unnecessary delays and aligns interests and incentives. Our system supports claim information compilation and preliminary claim review for selected insurance carriers. Documents can be submitted digitally for our initial review. We then pass our initial review results to the insurance carriers for their final review and settlement approval, improving claim efficiency and consumer satisfaction.

Our intelligent system is complemented by our customer service team dedicated to resolving consumer enquiries in a timely manner. Empowered by our confluence Medical Knowledge Graph built upon real-life cases and data analytic capabilities, our online customer service representatives efficiently answer various consumer inquires where medical knowledge and expertise are required.

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

Partnership with Insurance Carriers

As of December 31, 2023, we collaborated with 101 insurance carriers to offer 1,357 types of health and life insurance products online. Out of the 101 insurance carriers: 61 were life and health insurance carriers, while 40 were P&C insurance carriers; 67 were Chinese insurance carriers, while 34 were foreign-invested insurance carriers. The depth and breadth of our insurance carrier network allows us to present a comprehensive suite of product options to consumers.

Selection of Insurance Carriers

When selecting insurance carriers to cooperate with, we consider a comprehensive set of factors including insurance products offered, system stability and data security, brand, scale, and financial position of the carrier, as well as customer service capabilities.

To maintain flexibility and our bargaining position, for each particular product or category, we generally work with a focused group of insurance carriers. With the large sales volume, we are also able to develop a deeper understanding of insurance carriers’ objectives, and to optimize product matching, enhance product sales on our insurance marketplace, and strengthen our bargaining power.

At the same time, we also maintain a big enough insurance carrier base to keep sufficient redundancy and reduce concentration risk. To broaden insurance product selection and ensure adequate product back-up, we typically work with at least two carriers for each product, and over five for popular products.

Connected systems with insurance carriers

Our insurance platform is built on a secure and scalable infrastructure that is connected to the systems of insurance carriers. The connected systems enable us to provide streamlined consumer experience and allow us to continually improve operating efficiency.

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

Commission Structure

We generate commission revenues from selling insurance policies that are underwritten by insurance carriers through our platform. We are generally paid commissions as a percentage of premiums paid. The payment mode of premiums depends on the products, premiums for short-term insurance products are usually paid annually or monthly, while premiums for long-term insurance products are paid lump-sum, annually, or monthly. The commission structure encourages collaboration between us and insurance carriers to increase consumer satisfaction and retention by choosing health and life insurance products that best fit consumers’ needs, which drives better outcomes for both carriers and consumers.

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

New Insurance Business Initiatives

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

Since the beginning of 2021, we have been rolling out our offline brokerage business in an effort to integrate online and offline insurance business, empower insurance brokers and enhance consumer experience. We are nurturing an offline insurance agent team to provide consumers with risk assessment, insurance planning, insurance product recommendation, claims aid, and some other services.

Shenlanbao Insurance Marketplace

In June 2023, we entered into definitive transaction documents in relation to the acquisition of Shenlanbao, which provides insurance knowledge-based content and insurance product reviews through multiple online channels to attract users, and convert them into insurance consumers to generate commission. Pursuant to the transaction documents, we agreed to acquire up to 100% of the equity interest of Shenlanbao for an aggregate consideration of RMB360.0 million (subject to certain price adjustment mechanisms) through multiple closings. As of the date of this annual report, we completed the acquisition of 60% equity interest in Shenlanbao, and the acquisition of the remaining 40% equity interest in Shenlanbao is subject to the achievement of certain performance targets and the fulfillment of closing conditions. We have gained control over Shenlanbao since July 2023 and therefore consolidated the financial results of Shenlanbao into our consolidated financial statements since then.

Waterdrop Medical Crowdfunding

We launched our medical crowdfunding platform, Waterdrop Medical Crowdfunding, in July 2016 to provide medical costs support by bringing together those who are seeking help and who are willing to help through social network. As of December 31, 2023, approximately 450 million people donated approximately RMB62.6 billion in aggregate to over 3.10 million patients through Waterdrop Medical Crowdfunding.

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

Online dissemination and fundraising

Patients are then able to share their campaigns online, starting from our applications, Weixin Official Account and Mini Program embedded in Weixin among their relatives, friends and acquaintances, who can view the patient’s story and donate directly through crowdfunding links. Viewers are able to see their social network friends who have donated to certain crowdfunding campaigns, which may encourage them to forward, share and donate. We may also boost the online dissemination for certain campaigns by providing technology support to increase online presence and large traffic. The campaign page also contains promotion of our online insurance marketplace.

Fund withdrawal

Patients can initiate a withdrawal application by completing an application online, substantiated with a complete set of medical records and medical bills. We will review, and approve or reject the fund withdrawal application. Once funds raised have been withdrawn and used for subsequent medical treatment, donors may receive positive feedback showing gratitude and how the fund helps the patient.

From the inception in July 2016 till December 2021, we did not charge any service fees or generate any revenue from the crowdfunding business, and covered all the relevant operating costs and expenses with our own funds. In order to better maintain the stable operation of the platform, we have started to charge platform service fees for crowdfunding campaigns on Waterdrop Medical Crowdfunding since early 2022. The platform service fee is charged at a certain percentage of the withdrawal amount for a single crowdfunding campaign, subject to a capped maximum amount for a single crowdfunding campaign. The collected platform service fees are used to cover the platform’s operational cost and for the future development of Waterdrop Medical Crowdfunding.

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

We may monitor the use of funds raised and the following medical treatment and condition of the patients after fund withdrawal. We may implement fund remittance in installments and require patients to provide medical payment receipts in order to receive the next installment. If the fund is used for other purposes or any fraud is detected afterwards, we initiate investigations immediately. Successfully retrieved funds will be refunded to each respective donor. Where necessary, we may also report to law enforcement authorities or bring litigation against fraud to protect donors on our platform.

The multi-dimension vetting process ensures that we can take appropriate and timely steps when fraud and risks arise.

Public disclosure before fund withdrawal

We set an additional 24-hour contestability period before issuing funds from a specific donor to patients for inspection and supervision. If any complaints or rejections are received, we will suspend fund remittance and initiate an investigation process. Funds raised for successfully challenged campaigns will be refunded to each respective donor through the same route.

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

Internet medical crowdfunding platform self-discipline convention

Under instructions of the Ministry of Civil Affairs of China, we led the drafting and implementation of the Internet Medical Crowdfunding Platform Self-Discipline Convention, together with other industry participants. According to the convention, we have established a blacklist of dishonest patients who committed fabricating medical records, exaggerating medical conditions, or embezzling medical funds for other use. We publish the blacklist on our platforms and continually update it. Internet platforms that are subject to the convention will not provide services to patients on such blacklist.

Operational transparency committee

As part of our commitment to promote the best practice and orderly development of the medical crowdfunding industry, we established the Operational Transparency Committee in August 2022, which includes Waterdrop’s core management team. The primary goals of the Operational Transparency Committee are to continually improve the authenticity of the campaigns initiated on Waterdrop Medical Crowdfunding, the transparency of the funds-flow, as well as the rationality and transparency of the platform rules.

Dedicated Crowdfunding Consultants Team

Apart from the online traffic to Waterdrop Medical Crowdfunding, we contracted a crowdfunding consultant team dedicated to serve patients offline. As of December 31, 2023, our contracted offline crowdfunding consultants covered hospitals and medical service personnel across 30 provinces and 225 cities nationwide. We also maintain an online crowdfunding consultant team standing by for direct online users or patients not covered by our offline personnel. Our crowdfunding consultants answer general enquiries, conduct initial patient identify verification and campaign review. Our crowdfunding consultants receive specialized training on standard service process and common medical knowledge, and are evaluated and incentivized not based on sheer quantity but on successful crowdfunding campaigns they have served, their service quality and compliance with regulations and our internal policies.

Healthcare and Pharmaceutical Services

We proactively seek innovative opportunities in a broader healthcare industry to achieve a full user life-cycle coverage and enrich our ecosystem. We believe our healthcare and pharmaceutical services extend our service coverage to capture patients’ healthcare spending after getting crowdfunding fund raised or insurance claim payment. We leverage core competencies in data analysis, efficient and customized services, and healthcare expertise, focused on improving health outcomes, lowering healthcare costs and creating value for patients, medical service providers and pharmaceutical companies.

Digital Clinical Trial Solution

E-Find patient recruitment

We have developed a digital platform, E-Find Patient Recruitment, for patient recruitment since late 2021. E-Find helps pharmaceutical companies find matches for clinical trials. People in need, mostly patients, can have access to investigational drugs and frontier innovative therapies at reduced treatment costs through E-Find. Faster patient enrollment could also drive an efficient completion of clinical trials for the pharmaceutical companies in the medical industry chain. This would help save the cost and speed up the process of investigational drug development and product launch.

Customers of our patient recruitment services mainly include multinational and Chinese biopharmaceutical companies and leading biotechnology companies. In 2023, we cooperated with 204 pharmaceutical companies and CROs. Our patient recruitment services cover Phase I to Phase III clinical trials for a wide range of therapeutic areas, including oncology, chronic diseases and rare diseases.

Leveraging the patient resources from Waterdrop Medical Crowdfunding, we have a wide reach of patients for potential trial enrollment across all major therapeutic areas and all geographical locations, which greatly improves the efficiency in patient recruitment for clinical trials. After identifying potential subjects, we will obtain their consent before we refer these patients to our customers who will work with trial sites for further determination on their enrollment eligibility.

In 2023, we successfully enrolled more than 3,300 patients in over 500 clinical trials. We match qualified and suitable patients for enrollment in clinical trials for our customers and generate digital clinical trial solution revenue for successful matches. We typically charge our customers a fixed unit price per successful match. Digital clinical trial solution revenue increased significantly from RMB0.6 million in 2021 to RMB59.5 million in 2022 and further increased by 69.0% to RMB100.5 million in 2023.

Building upon our success in patient recruitment service, we are also actively exploring other services that are related to clinical trials and along the CRO service value chain.

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

We terminated Waterdrop Mutual Aid business in March 2021 to focus on our core businesses and offer enhanced protection to our users in light of our expanded business and prospect, the increased recognition of our brand, and the latest market development. In connection with this business adjustment, we voluntarily undertook to cover mutual aid participants’ medical expenses arising from medical conditions diagnosed by March 31, 2021 that would have been covered by the ceased mutual aid plan, subject to certain procedural requirements and eligibility criteria. In addition, we also offered a one-year complementary health insurance policy to each participant with similar coverage as the participant’s original mutual aid plan.

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

Marketing Activities Powered by Precise User Profiling

We leverage data analysis, artificial intelligence, and a variety of marketing activities to promote our products and services, grow the market, and gain share. We rapidly and cost-efficiently adjust and scale our marketing sources to maximize user acquisition efficiency. We combine user group profiling and modeling by marketing channels to maximize our return on investment. Within our platforms, data analysis is used to push tailored marketing messages and campaigns in real time to achieve higher conversion.

Our primary channel of marketing includes various social networks, news media, short-video platforms and searches. We also post articles on our platforms regularly, which form part of our content marketing efforts. We conduct offline marketing activities mainly through billboard display. To extend our geographic reach, we are also exploring various new sales channels to expand our footprint into the markets in smaller cities across China. We believe continual user engagement and mindshare improvement contribute to increase in user acquisition, conversion and retention. Our regularly posted articles further educate and motivate users’ potential needs and keep users posted of our insurance products. Leveraging strong network effects, articles posted on our Weixin Official Account further promote our brand and products when shared online.

Data Insights

We gain multi-dimensional data insights from millions of users across our platforms. We store and process five key categories of data including demographic property (e.g., identity), credit characteristics (e.g., financial condition, occupations), user demands (insurance awareness, life stages, preferences), device (e.g., first activation, operating system, application) and behavioral data (e.g., purchase preferences, platform utilization / page view).

We have established a confluence Medical Knowledge Graph covering a wide range of diseases, supported by data accumulated from real-life cases. As we build up our insurance base and knowledge graphs, we are able to match insurance recommendations more effectively through our knowledge on both the demand and supply side, improving consumer experience.

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

We operate dozens of proprietary technology systems, which support data-driven user acquisition, service, and retention lifecycle within the life and health insurance market. Our systems are entirely integrated, so data generated in a customer service interaction can inform the claims process, while claims data routinely impacts marketing campaigns, and so forth. Our systems do not merely collect data, but also adapt in real time in response to the data collected.

Data Privacy and Security

We are committed to protecting user data. We collect data with users’ prior consent and in accordance with applicable laws. We have established and implemented privacy policy on data collection, processing and usage.

To ensure the confidentiality and integrity of our data, we maintain comprehensive and rigorous data security measures. We anonymize and encrypt confidential personal information and take other technological measures to ensure the secure processing, transmission and usage of data. All user information we provide to insurance carriers are on a need-to-know basis, and is strictly redacted and encrypted. We have also established stringent internal protocols under which we grant classified access to confidential personal data only to limited employees with strictly defined and layered access authorization. We employ a variety of technical solutions to prevent and detect risks and vulnerabilities in user privacy and data security, such as encryption, firewall, data backup system, vulnerability scanning and database audit. For instance, we store and transmit users’ certain sensitive data in encrypted formats and obtained Safety Level III Computer Information Systems Certificate. We maintain data logs that record all attempted and successful processing of personal data. We also have clear and strict data authorization and authentication procedures in place. Our employees only have access to data that are directly relevant and necessary to their job responsibilities and for limited purposes and are required to get approval upon every hyper-privileged access attempt. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business is subject to complex and evolving laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our users and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.” To vigorously comply with the laws regulating data securities in mainland China, we have established Data Security Committee to supervise our overall business operations and cybersecurity compliance. We also engage external information security experts to test and improve the robustness of our security system.

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

Technology Team

As of December 31, 2023, our R&D team consisted of 318 personnel, who were mainly based in our Beijing headquarters. Our R&D team has extensive experience with leading internet technology and healthcare companies, and support our long-term business growth by (i) maintaining and strengthening all our platforms and application systems, (ii) actively participating in our business development and new business initiatives, exploring user needs and technology solutions, (iii) collaborating with and empowering external parties including insurance carriers to facilitate smooth execution and data flow, and (iv) actively tracking cutting-edge technologies applied in medical and life and health insurance industries. We are committed to continually investing in R&D to strengthen our technological capabilities.

Technological Applications

We believe our proprietary technologies and infrastructure are critical to our success. Our technological capabilities both propels the rapid growth of our business and safeguard against risks.

Intelligent lead generation

We utilize a broad user acquisition funnel strategy, generating unique new business leads across crowdfunding and third-party channels, which include social network platform, short-video platforms, search engine, and other third-party marketing partners. We built a database based on consumer lead records that enables us to efficiently target those leads that are more likely to convert to policyholders.

For marketing campaigns, our intelligent marketing system allocates marketing investments across different channels based on historical placement data and analysis. The system then connects the marketing channel and conducts the marketing activities. The channel then combines our group user profiles with user data on that channel to make precise placements. We are able to obtain instant feedback for channels and marketing materials with higher views and clicks, and adjust marketing strategies on a real-time basis. The marketing within our own platforms has a similar process and focus on instant marketing data feedback and dynamic strategy adjustments.

Our data system actively monitors the cost of acquiring consumers and uses our algorithm to dynamically capture the attributes of users, including the specific marketing activity and channel that precipitated the consumer’s engagement. We use our proprietary machine learning technologies to evaluate consumer leads in real-time by applying a machine learning model to large amount of historical consumer lead data we have gathered and their measured long-term outcomes. This score informs us of the potential profitability and conversion probability of the consumer lead and enhances our ability to more accurately estimate a new lead’s lifetime value, enabling us to make more informed decisions when generating leads.

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

We use automatic speech recognition, or ASR, technology to convert voice file data into text in real time. Through automatic analysis of conversation content and keyword extraction, we can quickly locate user intent and recognize user emotions, thereby accurately marking user profiles while at the same performing service quality monitoring. Each consumer is serviced by a representative with specialized training, experience, and performance characteristics suitable for that consumer.

Intelligent sales

When a user visits our platforms, sales or marketing actions are triggered based on the user’s choice and needs. The intelligent lead management system allows us to maximize sales, enhance user retention and ultimately maximizes user lifetime revenues.

Intelligent user engagement and lifecycle management

Our artificial intelligence capabilities enable us to provide efficient and high-quality customer services Empowered by NLP (natural language processing) algorithms such as real-time voice transcription, voice evaluation, sentiment analysis, and keyword extraction, we deploy intelligent customer service robots in answering users’ enquiries on a real time basis. We build a knowledge base and form learning corpus, and our intelligent customer service robots could recognize key words and question patterns extracted from user enquiries and revert with matching answers automatically. For more complex inquiries, users could access our online customer service personnel. During our online staff services, the intelligent system automatically identifies users’ question patterns and prompt matching answers. Our online customer service personnel can edit and send the answers at one click, achieving prompt and accurate replies.

Intelligent claim review

We have also applied AI and machine learning technologies in our intelligent claim review system. Once insurance claims are substantiated with documentation and reports are completed via our platforms, relevant data would be fetched through our proprietary core system and adjustment system. The intelligent system then analyzes claim information, medical record, and treatment data to model and grade the claim, and generating a health score.

We apply Light GBM (gradient boosted machine)-based machine learning to predict settlement outcome, and use access rules to preliminarily screen out users not satisfying application conditions first. The remaining users are then rated for settlement projections according to user profiling based on our machine learning model. Results for users with scores higher than the pre-setting compensation threshold will be marked as positive.

We train our rating and projection models with a vast amount of anonymized claim data accumulated on our platforms, conduct single or multiple variable analysis and discovery of variables, and identify highly relevant characteristics for the purpose of claim review and settlement projection, and ultimately improve precision and recall of our model.

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

Our intelligent verification system conducts initial eligibility verification based on information provided by users. User identification is aided with facial recognition technologies. For eligible users, we further conduct secondary verification focusing on risk management. By analyzing a user’s profile, risk data, and disease data based on past medical conditions with data accumulated on its platforms, our intelligent verification system analyzes and tags the risk level of such user. We then implement hierarchical user management according to different levels of risks.

From our users’ side, the intelligent verification system can identify users’ pre-existing health conditions leveraging data analysis. In addition, our AI-driven intelligent system enables it to ask fewer questions of users but derive more data points from each user interaction.

Our intelligent verification system is reinforced by cumulative claim data and can also be customized for newly designed insurance products. The intelligent verification system drastically reduces human resource requirements and verification expenses.

Digital worker “Bangbang”

In 2022, we unveiled our first digital worker, “Bangbang,” a virtual employee that was developed based on our business scenarios and powered by multiple technologies, such as Deep Learning, LLM (large language model) and RPA (robotic process automation). Bangbang has already been well-acquainted with a number of the insurance products on Waterdrop Insurance Marketplace, including product introduction, insurance coverage, renewal process, claim settlement process, among other things. Based on its semantic understanding feature, Bangbang can recommend solutions for our online insurance consultants on a real-time basis so that the consultants can provide feedback to our customers with higher accuracy and greater response rates more easily. Bangbang can also help our online insurance consultants with tedious and repetitive tasks, such as data processing and analysis, online user management, and customer services, thereby reducing the response time, improving the response quality, and broadening the scope of our services. Our next goal is to enable Bangbang to independently complete tasks for more complex and interactive scenarios and play an important role in the process of sales inquiry, underwriting review, risk control and claim settlement.

Insurance-focused large language model “Waterdrop Guardian”

In 2023, we implemented our proprietary insurance-focused large language model, or LLM, known as “Waterdrop Guardian” (or “Shuishou” in Chinese, reflecting our wishes to protect our users’ health), in our daily operations. Currently, Waterdrop Guardian covers multiple scenarios in the insurance business, including consultation, underwriting, claims processing, customer service, among other things. We have also developed “AI Insurance Consultant”, an LLM-powered agent capable of autonomous real-time communication with our users. It has been tested internally in medical insurance scenarios and has proved to enhance user interaction efficiency. Based on the promising testing results, we have started to explore opportunities of external collaboration and industry empowerment.

ESG and CSR

Since our inception, we have attached great importance to social value, corporate governance and environmental protection, and have been committed to creating a sustainable business model. We aim to make unremitting efforts to build a brighter future for all users, employees and business partners through in-depth analysis of social issues and with the power of technology and digitalization.

We have released an ESG report for two consecutive years since 2022, which systematically summarizes our ESG performance. Our ESG practice was rated “B+” by Zhongcai Green Index and “A” by QuantData in 2023.

Promote social sustainability through our core business

As of December 31, 2023, our Waterdrop Medical Crowdfunding cumulatively enabled over 3.10 million patients with critical illness campaigns and helped raise approximately RMB62.6 billion cumulatively.

Integrate ESG management into key decisions of our company

As a member of the United Nations Global Compact and a practitioner of sustainable development, Waterdrop shoulders the mission of “bring insurance and healthcare services to billions through technology,” and integrates ESG into daily operations, environmental protection, talent development and community investments. In 2023, we formulated and internally released the Management Measures for Environmental, Social and Governance Practices of Waterdrop Inc. and established a top-down ESG governance structure, promoting high-quality and sustainable development.

Adhere to low-carbon development and achieve healthy and sustainable operations

We attach great importance to the environmental impact of our operation and actively engage in energy conservation and emission reduction measures. In light of the global climate change, we actively respond to the United Nations Sustainable Development Goals and national carbon peaking and carbon neutrality strategy, and endeavor to minimize the impact of our operations on the environment through environmental management, green office, awareness advocacy and other means. In 2023, we consumed a total of approximately 1,060,000 kWh of electricity. We are committed to cultivating the awareness of energy conservation and environmental protection among our employees. In 2023, we held 23 training sessions on water conservation and electricity conservation for office administrative staff. We also actively promoted paperless office administration process.

Care for the development of employees to enhance the humanistic value

We highly value employee equality and their diversified development. As of December 31, 2023, our employees and consultants comprised of more than 22 different ethnic minority groups, with ethnic minority groups accounting for 4.8% of our employees and consultants. We also value gender equality with female employees accounting for close to 49.0% of our employees and consultants as of December 31, 2023. In addition, we place great emphasis on the protection of employees’ rights and interests. We care about the demands of employees. We regularly hold face-to-face meetings for our employees to meet with our senior management, such as CEO. We have also developed a comprehensive training system for our employees and consultants. In 2023, we invested over RMB4.2 million in staff training, with a total of approximately 68,000 attendance for online and offline training sessions.

Awards

We have been honored to have our corporate social responsibility efforts acknowledged throughout 2023. Some of these acknowledgments are highlighted below.

●	Waterdrop was awarded 2023 Forbes China ESG Innovative Enterprise, Best Listed Company at ESG Advancement (2023 Hong Kong International ESG Ranking) and the Responsible Brand of the Year at Charity Gala 2023; and
●	Waterdrop Medical Crowdfunding was selected into the Cases of Joining Hands to Build a Community of Shared Future in Cyberspace organized and presented by the World Internet Conference.

Competition

The life and health commercial insurance market in China is intensely competitive. Waterdrop Insurance Marketplace’s current or potential competitors include affiliated agents, bancassurance, direct sales, and third-party insurance brokers and agents. We compete primarily on the basis of consumers acquisition, wide selection of products tailored to consumers’ needs, innovation in technology and business model, proximity to consumers and data insights, risk management, and operational efficiency. As we expand our healthcare business, we may face competition from a large number of domestic as well as multinational CROs and other industry players, many of which have extensive experience and well-established business operations.

Intellectual Property

We regard our trademarks, copyrights, patents, domain names, technological know-how, proprietary technologies and other intellectual properties as critical to our success and competitiveness. We rely on a combination of copyright and trademark law, trade secret protection, confidentiality agreements with employees and contractual restrictions on intellectual property and confidentiality clauses in our agreements with third parties to protect our intellectual property rights. In addition, under the employment agreements we enter into with our employees and consultants, they acknowledge that the intellectual properties made by them in connection with their employment with us are our property. We also regularly monitor any infringement or misappropriation of our intellectual property rights.

As of December 31, 2023, we owned 210 computer software copyrights, 33 other copyrights and 96 patents in mainland China for various aspects of our operations and maintained 1,129 trademark registrations inside mainland China. As of December 31, 2023, we had registered or acquired 421 domain names, including sdbao.com, shuidichou.com and waterdrop-inc.com, among others.

Insurance

We maintain certain insurance policies to safeguard us against risks and unexpected events. We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance to our employees in compliance with applicable laws in mainland China. We do not maintain insurance policies covering damage to our network infrastructures or information technology systems. We also do not maintain business interruption insurance. We consider our insurance coverage to be in line with that of other companies of similar size and business nature in China.

Regulation

Regulations on Foreign Investment in Mainland China

The establishment, operation and management of companies in mainland China are governed by the PRC Company Law, as amended in 2005, 2013, 2018 and 2023, and the latest amendment will take effect on July 1, 2024. The PRC Company Law applies to both domestic companies and foreign-invested companies in mainland China. The direct or indirect investment activities of a foreign investor shall be governed by the PRC Foreign Investment Law and its implementation rules. The PRC Foreign Investment Law is promulgated by the National People’s Congress on March 15, 2019, and has taken effect since January 1, 2020. The PRC Foreign Investment Law adopts the administrative system of pre-entry national treatment along with a negative list for foreign investments, establishing the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

Pursuant to the PRC Foreign Investment Law, “foreign investment” refers to any direct or indirect investment activities conducted by any foreign individual, enterprise, or organization, collectively referred to as “foreign investors,” in mainland China, which includes any of the following circumstances: (i) foreign investors establishing foreign-invested enterprises in mainland China solely or jointly with other investors; (ii) foreign investors acquiring shares, equity interests, property portions or other similar rights and interests thereof within mainland China; (iii) foreign investors investing in new projects in mainland China solely or jointly with other investors; and (iv) other forms of investments as defined by laws, regulations, or as otherwise stipulated by the PRC State Council. According to the PRC Foreign Investment Law, the PRC State Council shall promulgate or approve a list of special administrative measures for market access of foreign investments, or the negative list. The PRC Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the negative List. The PRC Foreign Investment Law provides that foreign investors shall not invest in the “prohibited” industries, and shall satisfy certain requirements as stipulated under the negative list for investing in “restricted” industries.

In addition, the PRC Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in mainland China, including, among others, (i) that local governments shall abide by their commitments to the foreign investors; (ii) foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; (iii) mandatory technology transfer is prohibited; and (iv) the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within mainland China, may be freely remitted inward and outward in Renminbi or a foreign currency. Also, foreign investors or foreign-invested enterprises should assume legal liabilities for failing to report investment information in accordance with the requirements. Furthermore, the PRC Foreign Investment Law provides that foreign-invested enterprises established prior to the effectiveness of the PRC Foreign Investment Law may maintain their legal form and structure of corporate governance within five years after January 1, 2020.

On December 26, 2019, the PRC State Council further issued the Implementation Rules of PRC Foreign Investment Law, which came into effect on January 1, 2020. These rules restate certain principles of the PRC Foreign Investment Law and further provide that, among others, (i) if a foreign-invested enterprise established prior to the effective date of the PRC Foreign Investment Law fails to adjust its legal form or governance structure to comply with the provisions of the PRC Companies Law or the PRC Partnership Enterprises Law, as applicable, and complete amendment registration before January 1, 2025, the enterprise registration authority will not process other registration matters of the foreign-invested enterprise and may public such non-compliance thereafter; and (ii) the provisions regarding equity interest transfer and distribution of profits and remaining assets as stipulated in the contracts among the joint venture parties of a foreign-invested enterprise established before the effective date of the PRC Foreign Investment Law may, after adjustment of the legal form and governing structure of such foreign-invested enterprise, remain binding upon the parties during the joint venture term of the enterprise.

On December 27, 2021, the National Development and Reform Commission, and the Ministry of Commerce promulgated the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition), which came into effect on January 1, 2022. In addition, the National Development and Reform Commission and the Ministry of Commerce promulgated the Encouraged Industry Catalogue for Foreign Investment (2022 Edition) on October 26, 2022, which came into effect on January 1, 2023. Industries not listed in the 2021 edition of negative list and 2022 edition of encouraged industry catalogue are generally open for foreign investments unless specifically restricted by other laws in mainland China. The establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority equity interests in such joint ventures. In addition, foreign investment in projects in a restricted category is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category.

Pursuant to the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Invested Enterprises promulgated by the Ministry of Commerce on October 8, 2016 and amended in 2017 and 2018, establishment and changes of foreign-invested enterprises that are not subject to approvals under the special entry management measures shall be filed with the commerce authorities. However, as the PRC Foreign Investment Law has taken effect, the Ministry of Commerce and the State Administration for Market Regulation, jointly approved the Foreign Investment Information Report Measures on December 19, 2019, which has been in effect since January 1, 2020. According to the Foreign Investment Information Report Measures, foreign investors or foreign-invested enterprises shall report their investment-related information to the competent local counterparts of the Ministry of Commerce through Enterprise Registration System and National Enterprise Credit Information Notification System.

Regulations on Value-Added Telecommunications Services

Regulations on Value-Added Telecommunications Services

The PRC Telecommunications Regulations, promulgated on September 25, 2000 by the PRC State Council and most recently amended in February 2016, are the primary regulations governing telecommunications services. Under the PRC Telecommunications Regulations, a telecommunications service provider is required to procure operating licenses from the Ministry of Industry and Information Technology, or its provincial counterparts, prior to the commencement of its operations, otherwise, such operator might be subject to sanctions including corrective orders and warnings from the competent administrative authority, fines and confiscation of illegal gains. In the case of serious violations, the operator’s websites may be ordered to be closed.

The PRC Telecommunications Regulations categorize telecommunication services in China as either basic telecommunications services or value-added telecommunications services, and value-added telecommunications services are defined as telecommunications and information services provided through public network infrastructures. The Administrative Measures for Telecommunications Business Operating License promulgated by the Ministry of Industry and Information Technology in June 2017 sets forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining the licenses, and the administration and supervision of these licenses. Pursuant to these administrative measures, a commercial operator of value-added telecommunication services must first obtain an operating license for value-added telecommunication business. These administrative measures also provide that an operator providing value-added services in multiple provinces is required to obtain a cross-region operating license for value-added telecommunication business, whereas an operator providing value-added services in one province is required to obtain an intra-provincial operating license for value-added telecommunication business. Pursuant to these administrative measures, any telecommunication services operator must conduct telecommunication business pursuant to the type and within the scope of business as specified in its operating license for value-added telecommunication business.

Pursuant to the Catalog of Telecommunications Services promulgated by the PRC Ministry of Information Industry (the predecessor of the Ministry of Industry and Information Technology) on February 21, 2003 and last amended by the Ministry of Industry and Information Technology on June 6, 2019, internet information services fall within Class 2 value-added telecommunication services. The “information services” refer to the information services provided for users via the public communication network or the internet and by the information collection, development, processing and construction of information platforms. The Administrative Measures on Internet Information Services, which was promulgated by the PRC State Council on September 25, 2000, and amended in 2011, sets out guidelines on the provision of internet information services. The Administrative Measures on Internet Information Services classifies internet information services into commercial internet information services and non-commercial internet information services. Pursuant to the Administrative Measures on Internet Information Services, commercial internet information services refer to the provision with paid information or website production or other service activities to online users via the internet, and non-commercial internet information services refer to the provision with free information that is in the public domain and openly accessible to online users via the internet. The Administrative Measures on Internet Information Services requires that a provider of commercial internet information services shall obtain an operating license for value-added telecommunication business for internet information services. It further requires that a provider of non-commercial internet information services shall carry out record-filing procedures with the provincial level counterparts of the Ministry of Industry and Information Technology.

On June 14, 2022, the Cyberspace Administration of China promulgated the Provisions on the Administration of Information Services of Mobile Internet Apps (2022 Revision), which came into effect on August 1, 2022. Pursuant to the provisions, application providers shall perform their duties as information content administrators, establish sound management systems such as information content security management, information content ecological governance, data security and personal information protection. Application providers shall obtain the approval of the competent departments or the required licenses before they provide such services.

Each of Shuidi Hubao, Shuidi Hulian, Zongqing Xiangqian, Miaoyi Hulian (Beijing) Technology Co., Ltd., Shuidi Insurance Brokerage, Beijing Tianxia Youzhi Technology Co., Ltd., Beijing Zongqing Xiangqian Health Technology Co., Ltd., Tairui Insurance Agency Co., Ltd., Hainan Puluo Medical Technology Co., Ltd., Beijing Yifan Fengshun Medical Technology Co., Ltd., Beijing Jiujibang Technology Co., Ltd. and Zhuanxin Insurance Brokerage Co., Ltd. has obtained the ICP License, a type of operating license for value-added telecommunication business to provide internet information service.

Regulations on Foreign Investment Restriction on Value-Added Telecommunications Services

Pursuant to the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition), the equity ratio of foreign investment in the value-added telecommunications enterprises is subject to the cap of 50% except for the investment in e-commerce operation businesses, domestic multi-party communication businesses, information storage and re-transmission businesses, and call center businesses.

Specifically, foreign direct investment in telecommunications companies in mainland China is governed by the Administrative Regulations on Foreign-Invested Telecommunications Enterprises, which was promulgated by the PRC State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016. The regulations require that foreign-invested value-added telecommunications enterprises must be in the form of a Sino-foreign equity joint venture, and the ultimate capital contribution percentage by foreign investor(s) in a foreign-invested value-added telecommunications enterprise must not exceed 50%, other than certain exceptions. In addition, the main foreign investor who invests in a foreign-invested value-added telecommunications enterprise in mainland China must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements shall obtain approvals from the Ministry of Industry and Information Technology, which retain considerable discretion in granting such approvals. On April 7, 2022, the PRC State Council issued the Decisions to Amend and Abolish Certain Administrative Regulations, which makes amendments to the Administrative Regulations on Foreign-Invested Telecommunications Enterprises. The amendments include, among others, removing the performance and operational experience requirements for major foreign investors that hold equity interest in mainland China companies conducting value-added telecommunication business as set out in the Administrative Regulations on Foreign-Invested Telecommunications Enterprises. The amended Administrative Regulations on Foreign-Invested Telecommunications Enterprises took effect on May 1, 2022.

In 2006, the predecessor of the Ministry of Industry and Information Technology issued the Circular of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Business, according to which a foreign investor in the telecommunications services industry of China must establish a foreign-invested enterprise and apply for a telecommunications businesses operation license. This circular further requires that: (i) domestic telecommunications business enterprises in mainland China must not lease, transfer or sell a telecommunications businesses operation license to a foreign investor through any form of transaction or provide resources, offices and working places, facilities or other assistance to support the illegal telecommunications services operations of a foreign investor; (ii) value-added telecommunications enterprises or their shareholders must directly own the domain names and trademarks used by such enterprises in their daily operations; (iii) each value-added telecommunications enterprise must have the necessary facilities for its approved business operations and maintain such facilities in the regions covered by its license; and (iv) all providers of value-added telecommunications services are required to maintain network and internet security in accordance with the standards set forth in the regulations in mainland China. If a license holder fails to comply with the requirements in the circular and cause such non-compliance, the Ministry of Industry and Information Technology or its local counterparts have the discretion to take measures against such license holder, including revoking its license for value-added telecommunications business.

On April 8, 2024, the Ministry of Industry and Information Technology issued the Circular on Implementing the Pilot Programs Work to Expand the Opening-up of the Value-Added Telecommunications Services. The circular states that the Ministry of Industry and Information Technology will launch pilot programs to expand the opening-up of value-added telecommunications services and the pilot programs will be initially launched in several regions, including Beijing, Shanghai, Hainan, and Shenzhen. In the regions approved to launch pilot programs, foreign ownership restrictions in certain value-added telecommunications business will be removed, including internet data centers services, content delivery networks services, internet access services, online data processing and transaction processing services, information publishing platforms and delivery services (excluding internet news information, online publishing, online audiovisual, and internet cultural operations) and information protection and processing services. Foreign invested enterprises conducting these services in approved pilot regions are required to obtain approval from the Ministry of Industry and Information Technology in accordance with applicable law and regulations. The circular also indicates that based on the implementation of the pilot programs, the scope of the pilot regions may be expanded.

Regulations on Insurance Industry

The insurance industry in mainland China is highly regulated. Between 1998 and 2018, the China Insurance Regulatory Commission was the regulatory authority responsible for the supervision of the Chinese insurance industry. In March 2018, the China Banking and Insurance Regulatory Commission, was established as the result of the merger between the China Insurance Regulatory Committee and the China Banking Regulatory Commission, replacing the China Insurance Regulatory Commission as the regulatory authority for the supervision of the Chinese insurance industry. In accordance with the Reform Plan for the Party and State Institutions promulgated by the Central Committee of the Communist Party of China and the State Council on March 16, 2023, the National Administration of Financial Regulation was established in place of the China Banking and Insurance Regulatory Commission, and the China Banking and Insurance Regulatory Commission will no longer be retained. Insurance activities undertaken within mainland China are primarily governed by the PRC Insurance Law and the related rules and regulations.

Insurance activities undertaken within mainland China are primarily governed by the PRC Insurance Law, which was promulgated by the Standing Committee of the National People’s Congress on June 30, 1995 and amended in 2015, and the related rules and regulations. The PRC Insurance Law, comprising general principles, insurance contracts, insurance institutions, insurance operational standards, supervision and regulation of the insurance industry, insurance agencies and insurance brokerage companies, legal liabilities and supplementary provisions, sets out the legal framework for regulating the insurance companies.

Regulations on Insurance Brokerage Business

Pursuant to the PRC Insurance Law, an insurance broker is an entity that, in the interest of the insurance applicants, provides intermediary services between the insurance applicants and the insurance companies for the conclusion of insurance contracts, and collects commissions for such services in accordance with the laws.

On May 1, 2018, the China Insurance Regulatory Commission promulgated the Provisions on the Supervision and Administration of Insurance Brokers, which specifies the provisions regarding market access and exit, operating rules, industry self-discipline, monitor and inspection and legal obligations for insurance brokers.

Market Access

Pursuant to the Provisions on the Supervision and Administration of Insurance Brokers, to operate insurance brokerage businesses within mainland China, an insurance brokerage company shall satisfy the requirements stipulated by the China Insurance Regulatory Commission and obtain an Insurance Brokerage License. The minimum registered capital of an insurance brokerage company that conducts business in regions not limited to the provincial level is RMB50 million. The minimum registered capital of an insurance brokerage company that conducts business within the provincial level is RMB10 million. An insurance brokerage company shall not operate insurance brokerage business until it obtains the license, and it shall register relevant information in a regulatory information system as prescribed by the China Insurance Regulatory Commission in time.

The Provisions on the Supervision and Administration of Insurance Brokers also requires an insurance brokerage company to procure professional liability insurance or pay a deposit within twenty days upon obtaining an Insurance Brokerage License. If an insurance brokerage company intends to procure professional liability insurance, it shall ensure that the insurance remains valid. The maximum compensation for each accident under the professional liability insurance procured by an insurance brokerage company shall be no less than RMB1 million. One-year accumulated maximum compensation shall be no less than RMB10 million and no less than the insurance brokerage company’s income from principal business in the previous year. If an insurance brokerage company intends to pay a deposit, the deposit shall be paid at 5% of its registered capital; if an insurance brokerage company increases its registered capital, the amount of the deposit shall be increased proportionately. The deposit shall be stored in a designated account in the form of a bank deposit in a commercial bank or in any other form approved by the China Insurance Regulatory Commission. Under any of the following circumstances, an insurance brokerage company may use the deposit: (i) decrease of registered capital; (ii) cancellation of license; (iii) taking out of professional liability insurance in conformity with the conditions; or (iv) other circumstances provided by the China Insurance Regulatory Commission. An insurance brokerage company shall report in written form to the local branch of the China Insurance Regulatory Commission within five days from the day when it uses the deposit.

Operation Rules

Pursuant to the Provisions on the Supervision and Administration of Insurance Brokers, an insurance broker may operate all or part of the following businesses: (i) draft insurance plans for policyholders, select insurance companies and process insurance application formalities; (ii) assist insured parties or beneficiaries in making claims; (iii) carry out reinsurance brokerage businesses; (iv) provide advisory services on disaster prevention, loss prevention or risk evaluation and risk management to entrusting parties; and (v) any other insurance brokerage-related businesses stipulated by the China Insurance Regulatory Commission.

An insurance broker is required to conduct insurance brokerage business within the business scope and business area of the underwriter. An insurance broker and its practitioners may not sell non-insurance financial products, except for non-insurance financial products that have been approved by the financial regulatory authorities. An insurance broker and its practitioners shall have the necessary qualifications before selling non-insurance financial products.

The Provisions on the Supervision and Administration of Insurance Brokers also requires an insurance broker to set up a designated account book to record the income and expenditure of the insurance brokerage business. An insurance broker shall open an independent designated account for client funds. The following funds shall only be deposited in the designated account for client funds: (i) insurance premiums paid by policyholders to an insurance company; and (ii) surrender value and pay-outs collected on behalf of policyholders, insured parties and beneficiaries. An insurance broker shall open an independent account for the commissions it collects.

Services provided by Insurance Brokers and Their Practitioners

Pursuant to the Provisions on the Supervision and Administration of Insurance Brokers, an insurance broker and its practitioners shall not engage in the following acts or behaviors: (i) deceive or mislead the insurer, the applicant, the insured or the beneficiary; (ii) conceal any important circumstances relating to the insurance contract; (iii) obstruct the applicant from fulfilling his or her obligation to tell the truth, or induce the applicant not to fulfill the same; (iv) grant or commit to grant to the applicant, the insured or the beneficiary any interest other than that provided in the insurance contract; (v) compel or induce the applicant to enter or restrict the applicant from entry into an insurance contract by using their administrative power, position or the advantage of their profession and other improper means; (vi) forge or alter the insurance contract without authorization or providing false evidence for parties to the insurance contract; (vii) misappropriate, retain or embezzle the premiums or insurance benefits; (viii) make use of the advantages of the business to obtain improper benefits for other institutions or individuals; (ix) defraud insurance benefits in collusion with the applicant, the insured or the beneficiary; or (x) disclose trade secrets of the insurer, the applicant or the insured known during the business activities. An insurance broker and its practitioners shall not solicit or accept any remuneration or other property other than those as agreed upon in the contract and granted by any insurance company or its staff or take advantage of executing the insurance brokerage business to obtain other illegal benefits during the course of carrying out the insurance brokerage business.

Qualification for Insurance Brokerage Management Personnel and Practitioners

The Provisions on the Supervision and Administration of Insurance Brokers sets out the requirements for senior officers of an insurance broker, such as education, work experience and good character. It also provides that senior officers of an insurance broker shall obtain the employment qualification approved by the local branches of the China Insurance Regulatory Commission prior to the assumption of duty.

Pursuant to the PRC Insurance Law, the examination and approval of the qualification of insurance brokerage practitioners have been cancelled. Pursuant to the Provisions on the Supervision and Administration of Insurance Brokers and the Notice on Relevant Issues on the Administration of Practitioners of Insurance Intermediaries, which was promulgated by the China Insurance Regulatory Commission on August 5, 2015; before an insurance intermediary practitioner begins to practice, his/her employer shall complete the practicing registration in the insurance intermediary regulatory information system of the China Insurance Regulatory Commission for him/her, and the qualification certificate shall not be served as a necessary condition for the administration of practicing registration.

Reward and Incentive

Pursuant to the Provisions on the Supervision and Administration of Insurance Brokers, an insurance broker may not set payment of fees or purchase of insurance products as a condition of employment, may not promise unreasonably high return, or take the number of persons introduced directly or indirectly or sales performance as the main basis of payroll calculation.

Pursuant to the Notice on Strictly Regulating Incentive Measures of Insurance Intermediaries promulgated by the China Insurance Regulatory Commission on November 15, 2010, professional insurance intermediaries may only implement equity incentive measures for sales personnel of more than two consecutive years of practice experience within such intermediaries, and may not arbitrarily expand the scope of equity incentives for rapid business growth. In implementing incentives, professional insurance intermediaries may not: (i) conduct deceptive or misleading promotion for the incentive program, including exaggeration or arbitrarily promising uncertain earning from the future listing; (ii) induce sales personnel to purchase self-insurance or purchase insurance with borrowings for incentives; or (iii) offer client equity in the name of incentive as consideration for illicit interests. According to the Circular on Further Regulating the Incentive Plans of Professional Insurance Intermediary Institutions, promulgated on February 28, 2012, by the China Insurance Regulatory Commission, all professional insurance intermediary institutions shall not, by way of connecting the equity incentive plan with their listing and exaggerating proceeds brought by their listing and other means, induce any of the general public to become a salesperson, or induce salespersons or clients to buy insurance products which are inconsistent with their actual insurance needs.

Regulations on Foreign Restriction on Insurance Brokerage

According to the Announcement of the China Insurance Regulatory Commission on Permitting the Establishment of Wholly Foreign-invested Insurance Brokerage Companies by Foreign Insurance Brokerage Companies, which was promulgated by the China Insurance Regulatory Commission on December 11, 2006, and became effective on the same day, in five years following China’s accession into the WTO, the establishment of a wholly foreign owned enterprise to engage in insurance brokerage services shall be permitted. There shall be no other restrictions except those on the establishment conditions and business scopes. On April 27, 2018, the China Banking and Insurance Regulatory Commission promulgated the Notice on Relaxing Restrictions on the Business Scope of Foreign-Funded Insurance Brokerage Companies, which became effective on April 27, 2018. Pursuant to this notice, the foreign-funded insurance brokerage institutions that obtain insurance brokerage business permits upon approval by the insurance regulatory authority of the PRC State Council may engage in the following insurance brokerage businesses within mainland China: (i) drafting insurance application proposals, selecting insurers, and undergoing the insurance application formalities for insurance applicants; (ii) assisting the insured parties or beneficiaries in claiming compensation; (iii) reinsurance brokerage business; (iv) providing disaster or loss prevention or risk evaluation and management advisory services; and (v) other businesses approved by the China Banking and Insurance Regulatory Commission.

On December 3, 2021, the General Office of the China Banking and Insurance Regulatory Commission issued the Circular on Clarifying Relevant Measures on Open up of Insurance Agency Markets, which provides that qualified foreign insurance brokerage companies with actual operation experience are allowed to set up insurance brokerage companies in China to conduct insurance brokerage business, and the following qualification requirements for the foreign investor of an insurance brokerage company are abolished (i) the foreign investor shall have engaged in insurance brokerage business for more than thirty years within the territories of World Trade Organization members; (ii) the foreign investor shall have established its representative office in China for two consecutive years; and (iii) the total assets of the foreign investor shall be no less than US$200 million as of the end of the year prior to its application.

Shuidi Insurance Brokerage, one of the subsidiaries of the VIEs, has obtained the license for conducting insurance brokerage business.

Regulations on Insurance Agency Business

Pursuant to the PRC Insurance Law and the Provisions on the Supervision and Administration of Insurance Agencies, which was promulgated on November 12, 2020 and came into effect on January 1, 2021, an insurance agency is an entity, which has been authorized by an insurer to transact insurance business on its behalf within the scope of authorization and gets in return agency’s commissions to be collected from the insurer.

Pursuant to the Provisions on the Supervision and Administration of Insurance Agencies, a professional insurance agency engaging in insurance agency business within mainland China shall satisfy the qualification requirements specified by the insurance regulatory authority under the PRC State Council and obtain the Insurance Agency License. The minimum registered capital of a professional insurance agency that conducts business in regions not limited to the provincial level is RMB50 million, while the minimum registered capital of a professional insurance agency that conducts business within the provincial level is RMB20 million. The registered capital of a professional insurance agency shall be paid up in full. The Provisions on the Supervision and Administration of Insurance Agencies also stipulates the rules of market access, management qualifications, supervision and other matters of insurance agency.

According to the Provisions on the Supervision and Administration of Insurance Agencies, an insurance agency may engage in the following insurance agency businesses: (i) sale of insurance products on behalf of the insurance companies; (ii) collection of insurance premium on behalf of the insurance companies; (iii) conducting loss surveys and handling claims of insurance businesses on behalf of the insurer principal; and (iv) other business activities approved by the insurance regulatory authority under the PRC State Council. If a professional insurance agency engages in insurance agency businesses in other provinces other than that the province in which it is registered, it shall establish branches, and the business scope of such branches shall not go beyond the province where it locates.

Tairui Insurance Agency Co., Ltd., one of the subsidiaries of the VIEs, has obtained the license for conducting insurance agency business.

Regulations on Insurance Claims Adjusting Business

The principal regulation governing insurance adjusting firms is the Provisions on the Supervision and Administration of Insurance Adjustors, which was promulgated by the China Insurance Regulatory Commission on February 1, 2018, and became effective on May 1, 2018. Pursuant to the Provisions on the Supervision and Administration of Insurance Adjustors, the term “insurance adjustment” refers to the assessment, survey, authentication, loss estimation and risk assessment of the insured subject matters or the insurance incidents conducted by an appraisal firm and its professional appraisers upon the entrustment of the parties concerned. The term “insurance adjusting firm” refers to an entity and any of its branches which engages in the aforementioned businesses. To operate the insurance adjustment business, an insurance adjusting firm shall, within thirty days after the date of obtaining its business license, complete the filing with the China Insurance Regulatory Commission and its local branches. In addition, an insurance adjusting firm shall have professional risk fund or procure professional liability insurance within twenty days upon completion of the filing.

According to the Provisions on the Supervision and Administration of Insurance Adjustors, an insurance adjusting firm should take the form of a company or a partnership in accordance with applicable law and retains claims adjustment practitioners to engage in insurance claims adjusting businesses. A claim adjusting firm in the form of a partnership must have at least two claims adjustors and two-thirds of its partners should be claims adjustors, who have least three years’ working experience in claims adjustment and have no record of administrative penalties in relation to claims adjustment activities in the past three years. An insurance adjusting firm in the form of a company must have at least eight insurance assessors and two shareholders of which two-thirds are insurance assessors who have least three years’ working experience in claims adjustment and have no record of administrative penalties in relation to claims adjustment activities in the past three years.

An insurance claims adjusting firm must meet certain requirements in order to engage in claims adjustment business, including, but not limited to, (i) its shareholders or its partners must meet the requirements mentioned above and its capital contribution must be owned by itself, actual and lawful, and must not be the capital not owned by itself in various forms such as a bank loan; and (ii) it must have adequate working capital to support its day-to-day operation and risk undertaking in accordance with its business development plan. Pursuant to the Circular on the Filing and Regulation of Business Conducted by Insurance Adjusting Firms, promulgated by the China Insurance Regulatory Commission on June 30, 2017, the working capital of an insurance adjusting firm with national business scope shall be no less than RMB2 million, and an insurance adjusting firm with regional business scope shall be no less than RMB1 million. The insurance adjusting firm shall enter into an escrow agreement with commercial banks regarding the working capital.

According to the Provisions on the Supervision and Administration of Insurance Adjustors, an insurance adjusting firm may engage in the following businesses: (i) inspecting and appraising the value of and assessing the risks of the subject matter before and after it is insured; (ii) surveying, inspecting, estimating the loss of, adjusting and disposing of the insured’s subject matter after loss has been incurred; (iii) risk management consulting; and (iv) other business activities approved by the China Insurance Regulatory Commission. In addition, the insurance adjusting firms shall not engage in the following acts while working in the insurance adjusting business: (i) seeking illegitimate interests in the course of business; (ii) allowing other organizations to carry out insurance adjusting business in its name or carrying out insurance adjusting business in the name of other organizations; (iii) soliciting business by improper means, such as malicious price-cutting, payment of kickbacks, false advertising, or derogation or defamation of other insurance adjusting firms; (iv) accepting any businesses with conflicting interests; (v) accepting the commissions from two parties who have conflicts of interest when assessing the same subject matter; (vi) issuing false assessment reports or assessment reports with any material omission; (vii) employing or designating any individual who does not meet the requirements to engage in the insurance adjusting business; or (viii) any other act in violation of laws or administrative regulations.

An insurance claims adjustment practitioner must join an insurance claim adjusting firm to conduct insurance claims adjustment activities. The insurance claims adjusting firm to which he or she belongs must register his or her information with the China Insurance Regulatory Commission’s Insurance Intermediary Supervision Information System. An adjustor can only conduct insurance adjustment activities for one insurance claims adjusting firm and can only be registered with the system through one insurance claims adjusting firm. At least two insurance claims adjustment practitioners must be appointed to undertake each case of insurance claims adjustment businesses and the claims adjustment report shall be signed by at least two insurance claims adjustment practitioners engaged in the claim adjustment activities and the seal of the claims adjusting firm to which he or she belongs shall be affixed thereto.

Chongqing Hecheng Insurance Adjusting Co., Ltd., one of the subsidiaries of the VIEs, has completed the filing with the local branch of the governmental authorities.

Regulations on Internet Insurance Business

On December 7, 2020, the China Banking and Insurance Regulatory Commission promulgated the Regulatory Measures for Online Insurance Business, which became effective on February 1, 2021 and supersedes the Interim Regulatory Measures for Internet Insurance Business promulgated by the China Insurance Regulatory Commission on July 22, 2015. Shuidi Insurance Brokerage conducts online insurance brokerage business and is subject to the such measures.

Pursuant to the Regulatory Measures for Online Insurance Business, “Internet insurance business” refers to insurance operating activities such as conclusion of insurance contracts and provision of insurance services that are conducted by insurance institutions based on internet. Any entity which is not a qualified insurance institution (including the insurance company and insurance intermediary service providers, such as the insurance brokerage company and insurance agency company) is not allowed to conduct online insurance business, including without limitation consultation of insurance products, comparison of insurance products, trial calculation of insurance premiums, quotation and comparison of quotations, drafting insurance plans for policyholders, processing insurance application formalities and premium collection.

According to the Regulatory Measures for Online Insurance Business, “online platform operated by itself” refers to the online platform which is established and operated independently by an insurance institution for the purpose of engaging in internet insurance business. These measures require that insurance institutions conducting online insurance business via the online platforms operated by themselves in the form of websites or mobile applications shall complete the filing with the competent authority for the operation of their websites and mobile applications. An insurance institution shall sell internet insurance products or provide insurance brokerage or insurance adjustment services via the online platform operated by itself or the online platform operated by other insurance institutions, and the online insurance transactions being conducted through online interfaces shall be operated by insurance institutions only. In addition, these measures impose technical IT requirements for insurance institutions engaged in online insurance business. For example, these online platforms with online insurance products sales or insuring functions and the information management systems and core business systems that support the operation of such online platforms shall be certified as Safety Level III Computer Information Systems or above level. As for those without online insurance products sales or insuring functions and the information management systems and core business systems that support the operation of such online platforms shall be certified as Safety Level II Computer Information Systems or above level.

The Regulatory Measures for Online Insurance Business also set out specific requirements in relation to marketing activities conducted by insurance institutions for the marketing and promotion of insurance products or insurance services via internet media, such as websites, websites and applications, in the form of text, pictures, audio, video or otherwise. An insurance institution shall comply with the PRC Advertising Law, laws and regulations on marketing of financial products and other relevant rules promulgated by the China Banking and Insurance Regulatory Commission when carrying out marketing activities to promote their insurance products and services. In addition, such measures also require insurance institutions to regulate their marketing and sales activities for internet insurances products, including, among others, implementing management protocols on the qualification, training, and behavior of online insurance practitioners and protocols on approval of content on marketing and sales of online insurance products. The online insurance practitioners shall conduct marketing activities of online insurance products within the scope authorized by insurance institutions and disclose relevant information on their marketing web page, such as their personal information and insurance institution’s names. The marketing content published by the practitioners shall be uniformly made by insurance institutions. An insurance institution shall assume the primary responsibility for the internet insurance marketing activities conducted by itself and its practitioners.

The Regulatory Measures for Online Insurance Business also set forth specific operation and management requirements in relation to an insurance institution, including, among others, (i) an insurance institution shall adopt effective technical methods to verify the authenticity of each policyholder’s identity information, and completely record and keep the main internet insurance business process; (ii) an insurance institution shall complete practice registration for their personnel, and shall identify their qualification to engage in internet insurance business for public inquiry; (iii) the fees paid by insurance companies to insurance intermediary service providers shall not be settled in cash; (iv) an insurance institution shall assume the primary responsibility for the protection of customer information, and shall collect, process and use personal information following the principles of legality, legitimacy and necessity, and ensure the security and legality of the collection, processing and use of information; and (v) an insurance institution shall make several internal operation plans and protocols, for example, an emergency response plan for the interruption of internet insurance business operation, an internal control protocol for anti-money laundering, a customer due diligence protocol, a protocol for keeping customer identity data and transaction records, a protocol for the reporting of large-value transactions and suspicious transactions and an anti-fraud protocol.

The Regulatory Measures for Online Insurance Business set out a ramp-up process allowing the insurance institutions to achieve full compliance in phases until February 1, 2022. Pursuant to these measures, the insurance institutions shall (i) complete the rectification of the issues on internal protocols, marketing activities, sales management and information disclosure within three months from the effective date of the Regulatory Measure; (ii) complete the rectification of other issues on business and operation within six months from the effective date hereof; and (iii) complete the authentication of classified cybersecurity protection of the online platform operated by itself within twelve months from the effective date of the Regulatory Measure.

On April 14, 2016, the China Insurance Regulatory Commission together with 14 authorities issued the Implementation Plan for the Special Campaign on Internet Insurance Risks, which sets out the overall framework for the rectification initiative dedicated to mitigation of online insurance risks, specifying that the special rectification initiative shall focus on regulating business operation model optimizing market environment and improving regulatory rules, to achieve the objective of parallel promotion of innovation and risk mitigation, and the healthy and sustainable development of online insurance.

On April 2, 2019, the China Banking and Insurance Regulatory Commission promulgated the Circular of the General Office of the China Banking and Insurance Regulatory Commission on Issuing the 2019 Plan for the Rectification of Chaos in the Insurance Intermediary Market, aiming to further curb the chaos of violations of laws and regulations in the insurance intermediary market. The rectification plan mainly includes three key tasks: (i) to ascertain insurance companies’ responsibility for management and control of various intermediary channels; (ii) to carefully investigate business compliance of insurance intermediaries; and (iii) to strengthen the rectification of insurance business of the third-party online platforms in cooperation with insurance institutions. Pursuant to the rectification plan, all insurance institutions (including insurance companies and insurance intermediaries) shall conduct internet insurance business, regulate the business cooperation with third-party online platforms, prohibit third-party platforms from illegally engaging in insurance intermediary business in accordance with the Interim Regulatory Measures for Internet Insurance Business and other regulations, and focus their rectification on the following: (i) whether the activities of any cooperative third-party online platform of the insurance institution and its employees are limited to providing sales support services such as insurance product display and description and web links, and whether it illegally engages in insurance sales, underwriting, settlement of claims, and surrender or other insurance business links; (ii) whether there is a cooperation between the insurance institution and any third-party online platform engaging in internet finance involving wealth management, peer-to-peer lending and finance lease, etc.; (iii) whether the insurance institution performs the primary responsibility for supervising and managing its cooperative third-party platforms as required; (iv) whether all cooperative third-party online platforms of the insurance institution conform to the Interim Regulatory Measures for Internet Insurance Business; (v) whether the insurance institution owns the interfaces where customers purchase insurance policies on its cooperative third-party online platforms and bears the compliance responsibility, and whether any of its third-party platforms engages in the collection of insurance premiums on its behalf and transfer of payments; (vi) whether each cooperative third-party online platform of the insurance institution discloses the information of all its cooperative insurance institutions at an eye-catching position, and that of such third-party online platform disclosed on the information disclosure platform of the Insurance Association of China at an eye-catching position, and indicates that the insurance business is provided by insurance institutions; and (vii) whether any cooperative third-party online platform of the insurance institution restricts such insurance institutions from accessing customers’ information in a truthful, complete and timely manner.

On June 22, 2020, the China Banking and Insurance Regulatory Commission promulgated the Circular on Regulating the Retrospective Management of Internet Insurance Sales Practices, which took effect on October 1, 2020, setting out requirements on various aspects of online sales by insurance institutions (including insurance companies and insurance intermediaries), including sales practices, record-keeping for backtracking sales, and disclosure requirements. The Circular on Regulating the Retrospective Management of Internet Insurance Sales Practices provides that, (i) online sales pages should be displayed only on insurance institutions’ online platforms operated by themselves and should be separated from non-sales pages; (ii) important insurance clauses should be presented on a separate page and be confirmed by policyholders or insureds; and (iii) insurance institutions should keep records for five years after the expiry of the policy for policies with a term of one year or less and for ten years for policies with a term longer than one year for purposes of backtracking sales.

On August 5, 2021, the China Banking and Insurance Regulatory Commission published the Notice on Carrying Out Special Rectification of Internet Insurance Chaos, which lays out a plan to identify and rectify key issues in the Internet insurance industry, including among others, hosting misleading sales, imposing excessively high service fees, and misuse of users’ information. The notice provides, among others, the insurance companies shall (i) conduct comprehensive investigations on their Internet insurance business since 2020, and find out the weak links and violations in the Internet insurance business; (ii) clarify responsibility of business department and management and strictly implement rules on accountability for responsible personnel; and (iii) strengthen internal control and compliance management, including without limitation, establish and improve the Internet insurance operation mechanism and compliance management system, regularly assess the security and effectiveness of the information system, and ensure compliance throughout the process of the Internet insurance business operation. In addition, the notice requires the China Banking and Insurance Regulatory Commission and local counterparts of the China Banking and Insurance Regulatory Commission to conduct on-site inspections in insurance institutions and require the insurance institutions and regulatory authorities to report material risks and material issues to the China Banking and Insurance Regulatory Commission in a timely manner during the rectification.

On August 24, 2021, Beijing counterpart of the China Banking and Insurance Regulatory Commission issued the Notice on the Special Rectification of Issues Related to Internet Insurance Marketing and Publicity in Beijing, pursuant to which, the insurances companies and insurance professional intermediary agencies shall (i) immediately cease publishing Internet insurance marketing advertisements with excessive marketing and inducing consumption in the Beijing; (ii) establish management system related to the production, review, release, and effect evaluation of marketing and publicity content and prepare an Internet insurance marketing publicity management ledger in Beijing, and (iii) comprehensively evaluate the compliance of Internet insurance marketing advertisements published in Beijing, clarify the rectification measures, register them in the management ledger one by one, and report the management ledger to the Beijing counterpart of the China Banking and Insurance Regulatory Commission within the first 10 days of each quarter since the first quarter of 2022.

On October 12, 2021, the General Offices of the China Banking and Insurance Regulatory Commission issued the Circular on Further Regulating Certain Issues on Internet Life Insurance Business, or the Circular 108, to regulate the Internet life insurance business. The Circular 108 provides, among others, that (i) the scope of Internet personal insurance products should be limited to accident insurance, health insurance (except care insurance), term life insurance, ordinary life insurance (except term life insurance) with an insurance period of more than 10 years and ordinary annuity insurance with an insurance period of more than 10 years, as well as other personal insurance products specified by the China Banking and Insurance Regulatory Commission; (ii) Internet personal insurance products that do not comply with the requirements under the Circular 108 shall not be offered online; and (iii) each installment of premium of certain insurance products less than one year term, such as accident insurance and health insurance, shall be equal. In addition, the Circular 108 provides the upper limit for the predetermined fee rate and average supplemental fee rate for certain insurance products. It further requires insurance intermediary institutions that conduct the sales of ordinary life insurance products (excluding fixed term life insurance) and annuity insurance products longer than ten-year term to meet certain conditions, including, among others, meeting the operation and service abilities for insurance companies, having not received any material administrative penalty or regulatory actions imposed or taken by any governmental authorities over the last twelve months. Furthermore, customer service personnel of an insurance intermediary institution shall not actively promote internet insurance products and their salaries shall not be associated with the sales assessment indicators of internet personal insurance business.

Regulations on Publicity and Sales of Insurance Products

On December 31, 2021, the People’s Bank of China, the Ministry of Industry and Information Technology, Cyberspace Administration of China, the China Banking and Insurance Regulatory Commission, the CSRC, SAFE and the State Intellectual Property Office jointly published the draft Measures for the Administration of Online Marketing of Financial Products (Draft for Comments) for public comments. Pursuant to the draft, the third-party internet platforms, such as website, application, mini program and we media, which provide online business premises, information interaction and transaction matching services to financial institutions for their online marketing activities, shall use the online marketing publicity contents verified and determined by the financial institutions for the marketing of financial products and such marketing publicity contents shall not be changed without authorization. If the operator of the third-party internet platform fails to perform the fiduciary obligations as agreed, causes damages to the rights and interests of financial consumers or causes other adverse effects, it shall bear responsibilities accordingly. The operator of the third-party internet platform shall not engage in the sales business of financial products in any manner before obtaining the approval of the financial management department.

On April 15, 2022, the China Banking and Insurance Regulatory Commission issued the Administrative Measures for Sales Activities of Life Insurance (Draft for Comments) for comments. The draft measures provide specific requirements for management of pre-sales, in-process and post-sales activities of life insurance to regulate the sales activities of insurance companies and insurance intermediaries. The draft measures provide that an insurance intermediary shall establish and strengthen sales management system covering pre-sales, in-process and post-sales activities, including, among others, cooperated institutions, insurance sales personnel, publicity, training, appropriateness of sales, quality of sales and after-sales services. Insurance companies and insurance intermediaries shall establish and implement a grading management mechanism for insurance sales personnel in accordance with the qualification standards for sales ability of insurance sales personnel issued by the Insurance Association of China. Insurance companies and insurance intermediaries shall strengthen the integrity management of insurance sales personnel and conduct regular integrity evaluation of insurance sales personnel. The draft measures elaborate on requirements for life insurance given by insurance companies and insurance intermediaries as a gift. In addition, the draft measures provide that insurance companies and insurance intermediaries can entrust third party internet platforms with certain business qualifications to publish approved publicity information to promote life insurance products. The third party internet platform must be filed with the Insurance Association of China before conducting life insurance publicity activities. The fees paid by insurance companies or insurance intermediaries to such third party platforms shall be true and reasonable and shall not be associated with premium income or sales assessment indicators.

On September 20, 2023, the National Administration of Financial Regulation issued the Administrative Measures for Insurance Sales Conduct, which took effect on March 1, 2024. Pursuant to such measures, insurance sales conducts consist of pre-sales, during-sales and after-sales conducts. Insurance companies and insurance intermediaries are required to conduct insurance sales business within the scope of business and regional scope approved by the law and regulatory system as well as regulatory authorities. Insurance sales personnel shall not engage in insurance sales practices beyond the scope of authorization of their respective institutions. Insurance companies shall establish management systems for grading insurance products. Insurance companies and insurance intermediaries should also grade their insurance sales personnel, and such grading systems for insurance sales personnel should be coordinated with insurance companies’ management systems for grading insurance products. Insurance companies and insurance intermediaries shall strengthen the management of insurance sales channel business, implement the responsibility for insurance sales channel business compliance, and enhance the supervision of insurance sales channel compliance, and shall not use the insurance sales channel to carry out activities in violation of laws and regulations.

On November 11, 2022, the China Banking and Insurance Regulatory Commission issued the Administrative Measures for the Disclosure of Information on Personal Insurance Products, which became effective on June 30, 2023. The administrative measures aim to regulate the disclosure of personal life insurance product information. Pursuant to the administrative measures, insurance companies are required to disclose the information on their insurance products and insurance intermediaries, insurance sales personnel and insurance practitioners shall provide the information on insurance products to the public based on the information and materials on insurance products provided by insurance companies. Insurance companies, insurance intermediaries and insurance sales personnel and practitioners are required to disclose the information on insurance products to the policyholders, the insured, and the beneficiaries throughout the sales process to protect the rights of customers.

Regulations on Critical Illness Crowdfunding

Regulations on Donation Contract

The PRC Contract Law promulgated by the PRC National People’s Congress, in March 1999, governs the formation, validity, performance, enforcement and assignment of contracts. The PRC Civil Code, which was promulgated by the PRC National People’s Congress in May 2020 and came into effect on January 1, 2021, incorporates the content of the PRC Contract Law and other civil laws in mainland China. The PRC Civil Code confirms the validity of donation contract between individuals and define the donation contract as a contract under which the donor agrees to donate his or her property to the beneficiary, and the beneficiary agrees to accept such donation. Under the PRC Civil Code, a donation contract may be subject to obligations and if the beneficiary fails to perform such obligations, the donor may rescind the donation and require the beneficiary to return the donated property.

Regulations on Critical Illness Crowdfunding

On August 30, 2016, the Ministry of Civil Affairs, the Ministry of Industry and Information Technology, the State Administration of Press, Publication, Radio, Film and Television and the Cyberspace Administration of the PRC, the predecessor of the National Radio and Television Administration of the PRC, issued the Administrative Measures for the Services of Public Crowdfunding Platform, which came into effect on September 1, 2016. According to the Administrative Measures for the Services of Public Crowdfunding Platform, when the individuals call for help to resolve their own or their families’ difficulties through radio, television, newspapers, network service providers or telecommunications operators, such service providers or operators shall appropriately indicate a risk reminder to the public, informing that the information published by such individual is not charitable public crowdfunding information and that the publisher is responsible for the veracity of such information.

On October 17, 2019, the Beijing Municipal People’s Government issued the Regulations on the Promotion of Charity in Beijing, which came into effect on January 1, 2020. The regulations provide that network service providers, when providing service to individuals who seek for help, shall be entitled to require such help seeker to provide evidence, post risk reminders in a way easily identifiable by the public, and inform the public that such information is not charitable public crowdfunding information. It also requires that when receiving complaints and reports regarding untruthful help-seeking information, network service providers should promptly take the necessary measures to eliminate and reduce the impact.

Regulations on Online Public Crowdfunding Information Platform

On March 16, 2016, the PRC National People’s Congress published the PRC Charity Law, which came into effect on September 1, 2016. The PRC Charity Law defines the charity organization as a non-profit organization duly established under the PRC Charity Law which aims to carry out charity activities. The PRC Charity Law defines charitable crowdfunding as the donations of property raised by charity organizations for charitable purposes. Pursuant to the PRC Charity Law, only charity organizations with permits from the Ministry of Civil Affairs can carry out public charity crowdfunding. On December 29, 2023, the Standing Committee of the National People’s Congress published the Decision to Amend the PRC Charity Law, which will take effect on September 5, 2024, pursuant to which (i) the individuals may post help-seeking information to resolve their own or their families’ difficulties, and the individuals shall be responsible for the authenticity of such information and shall not defraud any donation by fabricating facts or other means, and (ii) internet platforms that provide services to facilitate individual help-seeking activities shall be designated by the Ministry of Civil Affairs, and verify the authenticity of such help-seeking information and disclose relevant information to the public in a timely and comprehensive manner. This decision further provides that the Ministry of Civil Affairs, along with other government authorities, will formulate the administrative rules for internet platform services providers providing services for individual help-seekers.

Pursuant to the Administrative Measures for the Services of Public Crowdfunding Platform, public charity crowdfunding platform services refer to platform services provided by radio, television, newspapers, network service providers or telecom operators for charity organizations to carry out public charity crowdfunding or publish public charity crowdfunding information; online public charity crowdfunding platform service providers shall be designated by Ministry of Civil Affairs. The Administrative Measures for the Services of Public Crowdfunding Platform also provides certain requirements for public charity crowdfunding platform service providers, including: (i) public charity crowdfunding platform service providers shall inspect the charity organizations’ registration certificates and public charity crowdfunding permits; (ii) public charity crowdfunding platform service providers shall not accept donations on behalf of charity organizations; (iii) an agreement shall be entered into by and between parties involved in the public charity crowdfunding platform service to clarify each party’s rights and obligations regarding the truthfulness and other aspects of the public charity crowdfunding; (iv) public charity crowdfunding platform service providers shall promptly report to the Ministry of Civil Affairs if violation of laws or regulations by charity organizations is discovered; and (v) public charity crowdfunding platform service providers shall record and preserve copies of charity organizations’ registration certificates and public charity crowdfunding permits, as well as relevant information published by charity organizations on the platform.

On July 20, 2017, the Ministry of Civil Affairs issued two specifications, namely the Basic Technical Specifications for Online Public Crowdfunding Information Platforms for Charity Organizations and the Basic Management Specifications for Online Public Crowdfunding Information Platforms for Charity Organizations, further clarifying the requirements for online public charity crowdfunding information platforms from the aspects of technology and management, respectively.

On June 1, 2018, the Ministry of Civil Affairs announced the Directory of Online Public Crowdfunding Information Platforms for Charity Organizations, pursuant to which twenty online platforms including our Waterdrop Charity platform are designated by the Ministry of Civil Affairs as online public charity crowdfunding information platforms.

On October 28, 2021, the General Office of the PRC State Council announced the Opinions of the General Office of the PRC State Council on the Improvement of the Medical Security and Relief System for Serious and Critical Diseases, pursuant to which charitable organizations and other social organizations are encouraged to set up serious illness relief projects and play a supplementary role in such relief. In particular, the Opinions promote the development of online public crowdfunding information platforms and encourage sharing resources among platforms. The Opinions also provide to regulate the information release of Internet personal serious illness helping platforms.

Regulations on Internet Security

The Decision in Relation to Protection of Internet Security enacted by the Standing Committee of the National People’s Congress on December 28, 2000, as amended in August 2009, provides that, among other things, the following activities conducted through the internet, if constituted a crime under criminal laws in mainland China, are subject to criminal punishment: (i) hacking into a computer or system of strategic importance; (ii) intentionally inventing and spreading destructive programs such as computer viruses to attack computer systems and communications networks, thus damaging computer systems and the communications networks; (iii) in violation of national regulations, discontinuing computer networks or the communications services without authorization; (iv) leaking state secrets; (v) spreading false commercial information; or (vi) infringing intellectual property rights through internet.

The Provisions on Technological Measures for Internet Security Protection, which was promulgated on December 13, 2005 by the Ministry of Public Security and came into effect on March 1, 2006, requires internet service providers and organizations that use interconnection implementing technical measures for internet security protection, like technical measures for preventing any matter or act that may endanger network security, for example, computer viruses, invasion or attacks to or destruction of the network. All internet access service providers are required to take measures to keep a record of and preserve user registration information. Under these measures, value-added telecommunications services license holders must regularly update information security and content control systems for their websites and must also report any public dissemination of prohibited content to local public security authorities. If a value-added telecommunications services license holder violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

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

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cybersecurity Law, which came into effect on June 1, 2017, and applies to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in China. The PRC Cybersecurity Law defines “networks” as systems that are composed of computers or other information terminals and facilities used for the purpose of collecting, storing, transmitting, exchanging and processing information in accordance with certain rules and procedures. “Network operators,” who are broadly defined as owners and administrators of networks and network service providers, are subject to various security protection-related obligations, including: (i) complying with security protection obligations in accordance with tiered cybersecurity system’s protection requirements, which include formulating internal security management rules and manual, appointing cybersecurity responsible personnel, adopting technical measures to prevent computer viruses and cybersecurity endangering activities, adopting technical measures to monitor and record network operation status and cybersecurity events; (ii) formulating cybersecurity emergency response plans, timely handling security risks, initiating emergency response plans, taking appropriate remedial measures and reporting to regulatory authorities; and (iii) providing technical assistance and support for public security and national security authorities for protection of national security and criminal investigations in accordance with the law. Network service providers who do not comply with the PRC Cybersecurity Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses. On September 12, 2022, the Cyberspace Administration of China issued the Notice on Seeking Public Comments on the Decision on Amending the PRC Cybersecurity Law (Draft for Public Comments), which imposes more stringent legal liabilities for certain violations of the PRC Cybersecurity Law and increases the maximum fines for serious violation of the security protection obligations of network operation, network information, critical information infrastructure and personal information under the PRC Cybersecurity Law to RMB50 million or up to 5% of the turnover of the company in the preceding year.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect in September 2021. The Data Security Law introduces a data classification and hierarchical protection system based on the materiality of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of persons or entities when such data is tampered with, destroyed, divulged, or illegally acquired or used. It also provides for a security review procedure for the data activities which may affect national security. In addition, the PRC Data Security Law provides that the PRC relevant authorities shall, in accordance with relevant laws and international treaties and agreements concluded or participated in by the PRC, or in accordance with the principle of equality and reciprocity, handle requests from foreign judicial or law enforcement agencies for the provision of data and any organization or individual within the territory of the PRC shall not provide any foreign judicial or law enforcement agencies with any data without the approval of the competent PRC government authorities. Violation of PRC Data Security Law may subject the entities or individuals to warning, fines, and business suspension, revocation of permits or business licenses, or even criminal liabilities.

On December 28, 2021, the Cyberspace Administration of China published the Cybersecurity Review Measures, which became effective on February 15, 2022. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that purchase network products and services and network platform operators engaging in data processing activities that affect or may affect national security must be subject to the cybersecurity review. According to the Cybersecurity Review Measures, before purchasing any network products or services, a critical information infrastructure operator shall assess potential national security risks that may arise from the launch or use of such products or services, and apply for a cybersecurity review with the cybersecurity review office of the Cyberspace Administration of China if national security will or may be affected. In addition, network platform operators who possess personal information of more than one million users, and intend to be listed at a foreign stock exchange are subject to the cybersecurity review. The Cybersecurity Review Measures further elaborate on the factors to be considered when assessing the national security risks of relevant activities, including, among others: (i) the risk of any critical information infrastructure being illegally controlled, interfered, or sabotaged; (ii) the harm to the business continuity of any critical information infrastructure caused by the disruption of supply of these products and services; (iii) the security, openness, transparency and variety of sources of these products or services, the reliability of supply channels, as well as risks of supply interruptions due to factors such as politics, diplomacy and trade; (iv) the level of compliance with laws and regulations in mainland China of the product and service providers; (v) the risk of core data, important data, or a large amount of personal information being stolen, leaked, destroyed, and illegally used or cross-border transferred, (vi) the risk of critical information infrastructure, core data, important data, or a large amount of personal information being affected, controlled, or maliciously used by foreign governments and the cyber information security risk in connection with public offering, and (vii) other factors that may adversely affect the security of critical information infrastructures, cyber security or data security. If the cybersecurity review office of the Cyberspace Administration of China deems it necessary to conduct a cybersecurity review, it should complete a preliminary review (including reaching a review conclusion suggestion and sending the review conclusion suggestion to the implementing body for the cybersecurity review mechanism and other authorities for their comments) within 30 business days from the issuance of a written notice to the operator, or 45 business days for complicated cases. Upon the receipt of a review conclusion suggestion, these authorities shall issue a written reply within 15 business days. If the cybersecurity review office of the Cyberspace Administration of China and these authorities reach a consensus, then the cybersecurity review office of the Cyberspace Administration of China shall inform the operator in writing, otherwise, the case will go through a special review procedure. The special review procedure should be completed within 90 business days, or longer for complicated cases.

On July 30, 2021, the PRC State Council published the Regulations on Protection of Security of Critical Information Infrastructure, which took effect on September 1, 2021, and pursuant to which, “critical information infrastructures” refer to critical network facilities and information systems involved in important industries and sectors, such as public communication and information services, energy, transportation, water conservancy, finance, public services, governmental digital services, science and technology related to national defense industry, as well as those which may seriously endanger national security, national economy and citizen’s livelihood or public interests if damaged or malfunctioned, or if any leakage of data in relation thereto occurs. Pursuant to these regulations, critical information infrastructure operators shall establish a cybersecurity protection system and accountability system, and that the main responsible person of a critical information infrastructure operator shall take full responsibility for the security protection of the critical information infrastructures operated by it. In addition, the governmental authorities are responsible for stipulating rules for the identification of critical information infrastructures with reference to several factors set forth in the regulations, and further identify the critical information infrastructure operators in the related industries in accordance with such rules. The competent authorities shall also notify operators identified as the critical information infrastructure operators.

On November 14, 2021, the Cyberspace Administration of China published the Administration Regulations on Network Data Security (Draft for Comments), which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) overseas listing of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. In addition, the Administration Regulations on Network Data Security (Draft for Comments)also requires Internet platform operators to establish platform rules, privacy policies and algorithm strategies related to data, and solicits public comments on their official websites and personal information protection related sections for no less than 30 working days when they formulate platform rules or privacy policies or makes any amendments that may have significant impacts on users’ rights and interests. The Cyberspace Administration of China solicited comments on this draft, but there is no timetable as to when it will be enacted.

On July 7, 2022, the Cyberspace Administration of China issued the Measures for the Security Assessment of Cross-border Transfer of Data, which became effective on September 1, 2022. These measures require the data processor providing data overseas to apply for the security assessment of cross-border transfer of data with the local provincial-level counterparts of the national cybersecurity authority under any of the following circumstances: (i) where the data processor intends to provide important data overseas; (ii) where a critical information infrastructure operator and a data processor who has processed personal information of more than 1,000,000 individuals intends to provide personal information overseas; (iii) where a data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals to overseas recipients, in each case as calculated cumulatively, since January 1 of the last year intends to provide personal information overseas; or (iv) other circumstances where the security assessment of data cross-border transfer is required as prescribed by the Cyberspace Administration of China. Furthermore, the data processor shall conduct an assessment on the risk of data cross-border transfer prior to applying for the foregoing security assessment, under which the data processor shall consider certain factors including, among other things, (i) the purpose, scope and manner of the cross-border data transfer and the overseas data recipient processing data and the legality, legitimacy and necessity thereof, (ii) the scale, scope, type and sensitivity of the transferred data, the risks to national security, public interests and the legitimate rights and interests of individuals or organizations arising from the cross-border data transfer, (iii) the overseas data recipient’s commitment to assume responsibility and obligations, the management and technical measures to fulfill the responsibilities and obligations, and the ability to ensure the security of the transferred data, (iv) the risk of data being tampered with, destroyed, leaked, lost, transferred, or illegally obtained or illegally used during and after the cross-border transfer, and the existence of channels for safeguarding the rights and interests of personal information, and (v) adequate compliance of data transfer-related contracts or other legally binding documents between the data processor and the overseas recipient with the data security protection responsibilities and obligations. The data processors in violation of such measures are required to rectify such non-compliance within six months of the effectiveness date thereof.

On March 22, 2024, the Cyberspace Administration of China issued the Provisions on Regulating and Promoting Cross-border Data Transfer, or the Cross-border Data Transfer Provisions. The Cross-border Data Transfer Provisions provide certain exemptions from obligations under the circumstances of cross-border data transfer, including, among others, the obligations for data security assessment, concluding a standard contract for provision of personal information abroad or passing the certification for personal information protection.

On December 8, 2022, the Ministry of Industry and Information Technology issued the Measures for the Administration of Data Security in the Field of Industry and Information Technology (for Trial Implementation), which became effective on January 1, 2023. The measures are aimed to regulate the processing activities of data in the field of industry and information technology field conducted by data processors in China. The measures apply to industrial enterprises, software and information technology service companies, and companies holding licenses for operation of telecommunication services that independently determine the purposes and methods of data processing during the course of data processing activities. Data processing activities include, among others, the collection, storage, use, processing, transmission, provision, and disclosure of data. Pursuant to the measures, data in the field of industry and information technology includes industrial data, telecommunication data, and radio data generated and collected during the service operation. The measures provide for the classification of data in the field of industry and information technology as general, important, or core data, and provide specific requirements for the management of data classifications and data protection measures, including, among other things, data collection, storage, processing, transmission, disclosure, and destruction for data processors in the field of industry and information technology. In particular, data processors processing important data and core data are required to complete filing with the authorities for the catalogue of important data and core data. The filing information includes basic information on the data, such as category, classification, quantity, processing purposes and methods of data processing, scope of use, liable entities, data sharing, cross-border transfer of data, and data security protection measures. If over 30% of the quantity (i.e., number of data items or amount of data stored) of important and core data changes or there is any material change to other filing information, data processors must update the filing information with the authorities within three months after such change. Furthermore, the measures provide data security requirements for cross-border and data transfers for data processors. If a data processor needs to transfer data in cases of merger, restructuring, or bankruptcy, it shall make data transfer plan and notify users affected. In addition, the measures indicate that the legal representative or principal of the data processor should be the primary person held accountable for data security and the person in charge of data security should take direct responsibility for the security of data processing activities.

Regulations on Privacy Protection

Pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in 2012, the Order for the Protection of Telecommunication and Internet User Personal Information issued by the Ministry of Industry and Information Technology in 2013, and the PRC Cybersecurity Law, any collection and use of a user’s personal information must be subject to the consent of the user, be legal, reasonable and necessary and be limited to specified purposes, methods and scopes. An internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering with or destroying any such information, or selling or providing such information to other parties. An internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. In case of any actual or potential leakage of the user personal information, internet information service providers must take immediate remedial measures and make timely report to the regulatory authorities and inform users in accordance with the regulations. Any violation of these laws and regulations may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.

With respect to the security of information collected and used by mobile applications, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Applications, which was issued on January 23, 2019, application operators should collect and use personal information in compliance with the PRC Cybersecurity Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the protection of personal information. Furthermore, application operators must not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in (i) violation of laws or regulations, or (ii) breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by the Ministry of Industry and Information Technology on October 31, 2019. On November 28, 2019, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the Ministry of Public Security and the State Administration for Market Regulation jointly issued the Methods of Identifying Illegal Acts of Applications to Collect and Use Personal Information. This regulation further illustrates certain commonly seen illegal practices of application operators in terms of the protection of personal information, including: “failure to publicize rules for collecting and using personal information”; “failure to expressly state the purpose, manner and scope of collecting and using personal information”; “collection and use of personal information without consent of application users”; “collecting personal information irrelevant to the services provided by the application in violation of the principle of necessity,” “provision of personal information to others without users’ consent”; “failure to provide the function of deleting or correcting personal information as required by laws”; and “failure to publish information such as methods for complaints and reporting.” Any of the following acts, among others, of an application operator will constitute “collection and use of personal information without consent of users:” (i) collecting any user’s personal information or activating the permission for collecting any user’s personal information without obtaining such user’s consent; (ii) collecting personal information or activating the permission for collecting the personal information of any user who explicitly refuses such collection, or repeatedly seeking any user’s consent such that the user’s normal use of such application is disturbed; (iii) collecting any user’s personal information which has been actually collected by the application operator or activating the permission for collecting any user’s personal information by the application operator that is beyond the scope of personal information which the user authorizes the application operator to collect; (iv) seeking any user’s consent in a non-explicit manner; (v) modifying any user’s settings for activating the permission for collecting any personal information without such user’s consent; (vi) using users’ personal information and any algorithms to directionally push any information, without providing the option of non-directed pushing of such information; (vii) misleading users to permit collecting their personal information or activating the permission for collecting the users’ personal information by improper methods, such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their permission for collecting personal information; and (ix) collecting and using personal information in violation of the rules for collecting and using personal information promulgated by the application operator.

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

On August 20, 2021, the Standing Committee of the National Peoples’ Congress issued the PRC Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection. The PRC Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law, and promoting the reasonable use of personal information. Personal information, as defined in the PRC Personal Information Protection Law, refers to information related to identified or identifiable natural persons and recorded by electronic or other means, but excluding anonymized information. The PRC Personal Information Protection Law provides the circumstances under which a personal information processor could process personal information, which include but not limited to, where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which the individual is a contractual party. It also stipulates certain specific rules with respect to the obligations of a personal information processor, such as to inform the purpose and method of processing to the individuals, and the obligation of the third party who has access to the personal information by way of co-processing or delegation.

According to the Provisions on the Supervision and Administration of Insurance Brokers, the Provisions on the Supervision and Administration of Insurance Agencies and the Provisions on the Supervision and Administration of Insurance Adjustors, the insurance brokers, insurance agencies, insurance adjusting firms and their practitioners shall not disclose trade secrets of the insurer, the applicant and the insured known during business activities.

On September 17, 2021, the Cyberspace Administration of China, and eight other authorities jointly promulgated the Notice on Promulgation of the Guiding Opinions on Strengthening the Comprehensive Governance of Algorithm-Related Internet Information Services, which provides that, among others, enterprises shall establish an algorithmic security responsibility system and a technology ethics vetting system, improve the algorithmic security management organization, strengthen risk prevention and control, and improve the capacity to respond to algorithmic security emergencies.

On December 31, 2021, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the Ministry of Public Security and the State Administration for Market Regulation jointly issued the Administration Provisions on Algorithmic Recommendation of Internet Information Services, which became effective on March 1, 2022. These provisions stipulate that algorithmic recommendation service providers must (i) fulfill their responsibilities for algorithm security, (ii) establish and strengthen management systems for algorithm mechanism examination, ethical review in technology, user registration, information release examination, protection of data security and personal information, anti-telecom and network fraud, security assessment and monitoring, emergency response to security incidents, etc., and (iii) formulate and publish rules governing algorithmic recommendation related service. Providers of algorithmic recommendation services should not use the services to (i) carry out any illegal activity which may endanger national security and social public interest, disturb economic order and social order, or infringe third parties’ legal interest, or (ii) spread any information prohibited by laws or regulations. In addition, they should not take advantage of algorithms to impose unreasonable restrictions on other information service providers, or hinder or obstruct the normal operation of their legal services. Providers of algorithmic recommendation services with the characteristics of public opinion or capacity of social mobilization must complete the filing with the system of the Cyberspace Administration of China within ten business days after the launch of their service.

On November 25, 2022, the Cyberspace Administration of China, the Ministry of Industry and Information Technology and the Ministry of Public Security jointly issued the Administrative Provisions on Deep Synthesis of Internet Information Services, which took effect on January 10, 2023. According to these provisions, deep synthesis technology refers to any technology that utilizes deep learning, virtual reality or any other generative or synthetic algorithm to produce text, images, audio, video, virtual scenes or other network information. These provisions emphasize that the providers of deep synthesis services, as the primary entities responsible for the information security, should not use deep synthesis services to engage in activities prohibited by laws and regulations. If the Cyberspace Administration of China and other competent government authorities find that the deep synthesis service has a serious information security risk, they can require the deep synthesis service providers and technical supporters to suspend information update, user account registration or other related services in accordance with their duties and applicable laws. Deep synthesis service providers and technical supporters must take measures to rectify and eliminate hidden dangers. Violation of these provisions shall subject them to punishment in accordance with the laws and regulations. If the actions of providers and/or technical supporters of deep synthesis services constitute a violation of public security administration, they shall be punished according to relevant laws. If the actions constitute a crime, such providers and/or technical supporters shall be prosecuted for criminal responsibility.

On July 10, 2023, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the National Development and Reform Commission, the Ministry of Public Security and other PRC government authorities jointly issued the Interim Measures on the Management of Generative AI Services, which became effective on August 15, 2023. According to these measures, “generative AI technology” refers to models and related technology with the ability to generate text, images, audios, videos, or other content, and “generative AI service provider” refers to any organization or individual that utilizes generative AI technology to provide generative AI services (including the organizations or individuals providing such services through the provision of a programmable interface or other means). Generative AI service providers shall carry out pre-training, optimization training, and other training data processing activities in accordance with applicable laws and regulations, including, among others, (i) using data and basic models with lawful sources, (ii) not infringing on the intellectual property rights owned by others, (iii) obtaining prior consent from individuals in accordance with applicable laws and regulations if the training data contains any personal information, and (iv) taking effective measures to improve the quality of training data and to enhance the authenticity, accuracy, objectivity, and diversity of training data. Generative AI service providers shall also assume the responsibility as a producer of online information content and personal information processor in accordance with applicable laws, fulfill online information security obligations, enter into service agreements with users, and label images, videos, and other contents generated by the use of generative AI technology pursuant to the Administration Provisions on Algorithmic Recommendation of Internet Information Services. Any generative AI service provider with the characteristics of public opinion or capacity of social mobilization shall conduct a security assessment and complete the formalities for algorithm filing, change, or deregistration in accordance with the Administration Provisions on Algorithmic Recommendation of Internet Information Services. Generative AI service providers who violate such measures will be punished in accordance with applicable laws and regulations. If there is no provision in laws or regulations, the competent government authority shall, in accordance with its functions and duties, issue a warning to such generative AI service providers, circulate a notice of criticism, and order such generative AI service providers to correct within a time limit. Those who refuse to make corrections or whose circumstances are serious shall be ordered to suspend the provision of relevant services. If the violation of such measures by such generative AI service providers constitutes an act violating the administration of public security, they shall be punished according to the laws related to the administration of public security. If the violation constitutes a crime, such generative AI service provider shall be prosecuted for criminal responsibility.

Regulations on Intellectual Property Rights

Patent Law

According to the PRC Patent Law (2020 Revision), the State Intellectual Property Office is responsible for administering patent law in China. The patent administration departments of the provincial, autonomous region and municipal governments are responsible for administering patent law within their respective jurisdictions. The patent system in mainland China adopts a “first-to-file” principle, which means that when more than one person files different patent applications for the same invention, only the person who files the application first is entitled to obtain a patent of the invention. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness, and practicability. A patent is valid for twenty years in the case of an invention, ten years in the case of utility models and fifteen years in the case of designs.

Regulations on Copyright

The PRC Copyright Law, which became effective on June 1, 1991 and was amended in 2001, 2010 and 2020, provides that Chinese citizens, legal persons, or other organizations own copyright in their copyrightable works, whether published or not, which include, works of literature, art, natural science, social science, engineering technology, and computer software. Copyright owners enjoy certain legal rights, including rights of publication, right of authorship, and right of reproduction. The Copyright Law as revised in 2010 extends copyright protection to internet activities, products disseminated over the internet, and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center. Pursuant to the Copyright Law, an infringer of copyrights is subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners, and compensating the loss of the copyright owners. Infringers of copyrights may also be subject to fines and/or administrative or criminal liabilities in severe situations.

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

Trademark Law

Trademarks are protected under the PRC Trademark Law, which was adopted on August 23, 1982 and subsequently amended in 1993, 2001, 2013, and 2019, and the Implementation Regulations of the PRC Trademark Law adopted by the PRC State Council in 2002 and most recently amended in 2014. The Trademark Office under the National Intellectual Property Administration handles trademark registrations. The Trademark Office grants a ten-year term to registered trademarks and the term may be renewed for another ten-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for the record. As with patents, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such a trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such other party’s use.

Regulations on Domain Names

The Ministry of Industry and Information Technology promulgated the Measures on Administration of Internet Domain Names on August 24, 2017, which became effective on November 1, 2017. Pursuant to these measures, the Ministry of Industry and Information Technology oversees the administration of Internet domain names in mainland China. The domain name registration follows a first-to-file principle. Applicants for registration of domain names must provide the true, accurate, and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

Regulations on Foreign Exchange

General Administration of Foreign Exchange

Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and most recently amended in 2008 and various regulations issued by the State Administration of Foreign Exchange, or SAFE, and other PRC governmental authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside China for capital account items, such as direct equity investments, loans, and repatriation of investment, requires the prior approval from SAFE or its local branch.

Payments for transactions that take place in China must be made in Renminbi. Unless otherwise approved, companies in mainland China may not repatriate foreign currency payments received from abroad or retain the same abroad. Foreign-invested enterprises may retain foreign exchange proceeds in accounts with designated foreign exchange banks under the current account items subject to a cap set by SAFE or its local branch. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to the SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

Pursuant to the Circular of SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, which was promulgated on November 19, 2012, became effective on December 17, 2012, and was further amended in 2015, 2018 and 2019, approval of SAFE is not required for opening a foreign exchange account and depositing foreign exchange proceeds into the accounts relating to the direct investments. This circular also simplifies foreign exchange-related registration required for foreign investors to acquire equity interests of companies in mainland China and further improves the administration on foreign exchange settlement for foreign-invested enterprises.

The Circular on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or the SAFE Circular 13, which became effective on June 1, 2015 and was amended in 2019, cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration. Pursuant to the SAFE Circular 13, when setting up a new foreign-invested enterprise, investors should register with banks for direct domestic investment and direct overseas investment.

The Circular on Reforming the Management Approach Regarding the Settlement of Foreign Capital of Foreign-Invested Enterprise, which was promulgated on March 30, 2015, became effective on June 1, 2015, and was amended on December 30, 2019, provides that a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to this circular: Foreign-invested enterprises are allowed to settle 100% of their foreign exchange capital on a discretionary basis; a foreign-invested enterprise should truthfully use its capital for its own operational purposes within the scope of its business; and where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the foreign-invested enterprise must first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, which was promulgated and became effective on June 9, 2016 and was amended on December 4, 2023, provides that enterprises registered in China may also convert their foreign debts from foreign currency into Renminbi on a discretionary basis. This circular also provides an integrated standard for conversion of foreign exchange under capital account items (including, but not limited to, foreign currency capital and foreign debts) on a discretionary basis, which applies to all enterprises registered in China.

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

Pursuant to the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, which was promulgated and took effect on October 23, 2019 and was amended on December 4, 2023, all foreign-invested enterprises to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since this circular is newly promulgated, it is unclear how SAFE and competent banks will carry it out in practice.

Based on the foregoing, if we intend to provide funding to our wholly foreign-owned subsidiaries through capital injection at or after their establishment, we must register the establishment of and any follow-on capital increase in our wholly foreign-owned subsidiaries with the State Administration for Market Regulation or its local counterparts, file such via the enterprise registration system, and register such with the local banks for the foreign exchange-related matters.

Loans by the Foreign Companies to Their Subsidiaries in Mainland China

A loan made by foreign investors as shareholders in a foreign-invested enterprise is considered foreign debt in China and is regulated by various laws and regulations, including the PRC Foreign Currency Administration Rules, the Interim Provisions on the Management of Foreign Debts, the Provisional Regulations on the Statistical Monitoring of Foreign Debt (Revised in 2020), and the Administrative Measures for Registration of Foreign Debt. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a mainland China entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within fifteen business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the balance of the foreign debts of a foreign-invested enterprise cannot exceed the difference between the total investment and the registered capital of the foreign-invested enterprise.

On January 12, 2017, the People’s Bank of China promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing. Pursuant to the notice, within a transition period of one year from January 12, 2017, foreign-invested enterprises may adopt the currently valid foreign debt management mechanism, or the mechanism as provided in PBOC Notice No. 9, at their own discretions. The notice provides that enterprises may conduct independent cross-border financing in Renminbi or foreign currencies as required. Pursuant to the notice, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) will be calculated using a risk-weighted approach and cannot exceed certain specified upper limits. The notice further provides that the upper limit of risk-weighted outstanding cross-border financing for an enterprise is 200% of its net assets. Enterprises must file with SAFE in its capital item information system after entering into cross-border financing contracts and prior to three business days before drawing any money from the foreign debts.

Based on the foregoing, if we provide funding to our wholly foreign-owned subsidiaries through shareholder loans, the balance of such loans (i) cannot exceed the difference between the total investment and the registered capital of the subsidiaries and we will need to register such loans with SAFE or its local branches in the event that the currently valid foreign debt management mechanism applies, or (ii) will be subject to the risk-weighted approach and 200% of its net assets, which is the upper limit of risk-weighted outstanding cross-border financing for an enterprise, and we will need to file the loans with SAFE in its information system in the event that the mechanism as provided in the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing applies.

On December 4, 2023, SAFE issued the Notice on Further Deepening the Reform to Facilitate Cross-border Trade and Investment, pursuant to which qualified enterprises may independently borrow foreign debts within the limit of the equivalent of US$5 million or US$10 million, depending on their areas of incorporation.

Offshore Investment

Under the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or the SAFE Circular 37, effective on July 4, 2014, mainland China residents are required to register with the local SAFE branch prior to the establishment or control of an offshore special purpose vehicle, which is defined as an offshore enterprise directly established or indirectly controlled by mainland China residents for investment and financing purposes, with the enterprise assets or interests mainland China residents hold in mainland China or overseas. The term “control” means to obtain the operation rights, right to proceeds, or decision-making power of a special purpose vehicle through acquisition, trust, holding shares on behalf of others, voting rights, repurchase, convertible bonds, or other means. An amendment to registration or subsequent filing with the local SAFE branch by such mainland China residents is also required if there is any change in the basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-Trip Investment regarding the procedures for SAFE registration under SAFE Circular 37, which became effective on July 4, 2014, as an attachment of SAFE Circular 37.

Under relevant rules, failure to comply with the registration procedures set forth in SAFE Circular 37 may result in bans on the foreign exchange activities of the onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant mainland China residents to penalties under the foreign exchange administration regulations in mainland China.

Regulations on Dividend Distribution

The principal laws and regulations regulating the distribution of dividends by foreign-invested enterprises in China include the PRC Company Law, as amended in 2004, 2005, 2013, 2018 and 2023, of which the last amendment will take effect on July 1, 2024, and the 2019 PRC Foreign Investment Law and its implementation rules. Under the current regulatory regime in China, foreign-invested enterprises in China may pay dividends only out of their retained earnings, if any, determined in accordance with the accounting standards and regulations in mainland China. A mainland China company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital, unless laws regarding foreign investment provide otherwise. A mainland China company cannot distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations on Taxation

Enterprise Income Tax

On March 16, 2007, the National People’s Congress promulgated the PRC Enterprise Income Tax Law, which was amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the PRC State Council enacted the Regulations for the Implementation of the Enterprise Income Tax Law, which became effective on January 1, 2008 and was amended on April 23, 2019. Under the PRC Enterprise Income Tax Law and its implementing regulations, both resident enterprises and non-resident enterprises are subject to tax in China. Resident enterprises are defined as enterprises that are established in mainland China in accordance with the laws in mainland China, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within China. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside mainland China, but have established institutions or premises in mainland China, or have no such established institutions or premises but have income generated from inside mainland China. Under the PRC Enterprise Income Tax Law and its implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in mainland China, or if they have formed permanent establishments or premises in mainland China but there is no actual relationship between their relevant income derived in mainland China and the established institutions or premises set up by them, withholding income tax is set at the rate of 10% with respect to their income sourced from inside mainland China.

Value-Added Tax

The PRC Provisional Regulations on Value-Added Tax were promulgated by the PRC State Council on December 13, 1993, became effective on January 1, 1994, and were subsequently amended from time to time. The Detailed Rules for the Implementation of the PRC Provisional Regulations on Value-Added Tax (2011 Revision) were promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended in 2008 and 2011. On November 19, 2017, the PRC State Council promulgated the Decisions on Abolishing the PRC Provisional Regulations on Business Tax and Amending the PRC Provisional Regulations on Value-Added Tax. Pursuant to these regulations, rules and decisions, all enterprises and individuals engaged in sale of goods, provision of processing, repair, and replacement services, sales of services, intangible assets, real property, and the importation of goods within mainland China are value-added tax, or VAT, taxpayers. On March 20, 2019, the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs jointly issued the Announcement on Relevant Policies on Deepening the Reform of Value-Added Tax. Pursuant to this announcement, the generally applicable VAT rates are simplified as 13%, 9%, 6%, and 0%, which became effective on April 1, 2019, and the VAT rate applicable to the small-scale taxpayers is 3%.

Dividend Withholding Tax

The PRC Enterprise Income Tax Law and its implementation rules provide that since January 1, 2008, an income tax rate of 10% will normally apply to dividends declared to non-PRC resident investors that do not have an establishment or place of business in China, or that have such establishment or place of business but the non-PRC resident investors’ relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within China.

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, and other applicable laws in mainland China, if a Hong Kong resident enterprise is determined by the competent tax authority in mainland China to have met the conditions and requirements under this arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a mainland China resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009, if the tax authorities in mainland China determine, in their discretions, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such tax authorities in mainland China may adjust the preferential tax treatment. Pursuant to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the State Administration of Taxation and became effective on April 1, 2018, when determining the applicant’s status as the “beneficial owner” regarding tax treatment in connection with dividends, interests, or royalties in the tax treaties, several factors, including, without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant any tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and such factors will be analyzed according to the actual circumstances of the specific cases.

Tax on Indirect Transfer

On February 3, 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of assets, including equity interests in a mainland China resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of taxable assets in mainland China, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of enterprise income tax in mainland China. As a result, gains derived from such indirect transfer may be subject to enterprise income tax in mainland China. When determining whether there is a “reasonable commercial purpose” in the transaction arrangement, features to be taken into consideration include whether the main value of the equity interest of the offshore enterprise derives directly or indirectly from taxable assets in mainland China; whether the assets of the offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding taxable assets in mainland China have a real commercial nature which is evidenced by their actual function and risk exposure. Bulletin 7 does not apply to sale of shares by investors through a public stock exchange where such shares are acquired on a public stock exchange. On October 17, 2017, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non- resident Enterprise Income Tax at Source, or Bulletin 37, which was amended by the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents issued on June 15, 2018 by the State Administration of Taxation. Bulletin 37 further elaborates on the implemental rules regarding the calculation, reporting, and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of Bulletin 7. Bulletin 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, are involved.

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

Social Insurance

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Old-Aged Pension Insurance of the PRC State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the PRC State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999, and the PRC Social Insurance Law implemented on July 1, 2011 and amended on December 29, 2018, employers are required to provide their employees in China with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue. On July 20, 2018, the General Office of the PRC State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated that the State Administration of Taxation shall become solely responsible for collecting social insurance premiums.

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

Regulations on Share Incentive Plans

Pursuant to the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, which was issued by SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of a publicly listed overseas company and who are mainland China citizens or non-mainland China citizens residing in mainland China for a continual period of no less than one year, subject to a few exceptions, are required to register with SAFE through a qualified domestic agent, which may be a mainland China subsidiary of such overseas listed company, and complete certain other procedures.

In addition, the State Administration of Taxation has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in mainland China who exercise stock options or are granted restricted shares will be subject to individual income tax in mainland China. The mainland China subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with the tax authorities and to withhold individual income taxes of employees who exercise their stock options or purchase restricted shares. If the employees fail to pay or the mainland China subsidiaries fail to withhold income tax in accordance with the laws and regulations, the mainland China subsidiaries may be subject to sanctions imposed by the tax authorities or other PRC governmental authorities.

M&A Rules and Overseas Listing

On August 8, 2006, six PRC governmental and regulatory agencies, including the Ministry of Commerce and the CSRC, promulgated the M&A Rules governing the mergers and acquisitions of domestic enterprises by foreign investors, which became effective on September 8 2006 and was revised on June 22, 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by mainland China companies or mainland China citizens intends to acquire equity interests or assets of any other mainland China domestic company affiliated with the mainland China citizens, such acquisition must be submitted to the Ministry of Commerce for approval. The M&A Rules also require that an offshore special purpose vehicle, or a special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by mainland China companies or individuals, shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On July 6, 2021, the General Office of the PRC State Council and General Office of the Central Committee of the Communist Party of China issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. The opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, which became effective on March 31, 2023. Pursuant to these regulations, companies in China that directly or indirectly offer or list their securities in an overseas market, including a company in China limited by shares and an offshore company whose main business operations are in China and intends to offer shares or be listed in an overseas market based on its equities, assets or similar interests in China are required to file with the China Securities Regulatory Commission within three business days after submitting their listing application documents to the regulator in the place of intended listing. If the company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, it may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. These regulations also provide that a company in China must file with the CSRC within three business days for its follow on offering of securities after it is listed in an overseas market. On February 17, 2023, the CSRC also issued the Notice on Administration of the Filing of Overseas Offering and Listing by Domestic Companies and held a press conference for the release of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, which, among others, clarified that the companies in China that have been listed overseas before March 31, 2023 are not required to file with the CSRC immediately, but these companies should complete filing with the CSRC for their refinancing activities in accordance with these regulations. Based on the foregoing, we are not required to complete filing with the CSRC for our prior offshore offerings at this stage, but we may be subject to the filing requirements for our refinancing activities under these regulations.

On February 24, 2023, the CSRC, jointly with other governmental authorities, published the Provisions on Strengthening Confidentiality and Archives Management of Overseas Securities Issuance and Listing by Domestic Enterprises, which became effective on March 31, 2023. Pursuant to these provisions, China-based companies that offer and list securities in overseas markets shall establish confidentiality and archives system. The “China-based companies” refer to companies in China limited by shares which are directly listed on a foreign stock exchange and the domestic operating entities of an offshore company being indirectly listed on a foreign stock exchange. These China-based companies shall obtain the approvals from competent authorities and file with the competent confidential administration authorities when providing or publicly filing documents and materials related to state secrets or secrets of the governmental authorities to relevant securities companies, securities service agencies or the offshore regulatory authorities, or providing or publicly filing such documents and materials through its offshore listing entity. In addition, the China-based companies shall complete corresponding procedures when (i) providing or publicly filing documents and materials which may adversely affect national security and public interests to relevant securities companies, securities service agencies or the offshore regulatory authorities, (ii) providing or publicly filing such documents and materials through its offshore listing entity, or (iii) providing accounting files or copies to relevant securities companies, securities service institutions, overseas regulators and individuals. These China-based companies are also required to provide written statements as to whether they have completed the approval or filing procedures as above when providing documents and materials to securities companies and securities service providers, and the securities companies and securities service providers should properly retain such written statements for inspection. If a China-based company finds that the documents and materials related to state secrets or secrets of the governmental authorities or other materials, which may adversely affect national security and public interests, have been leaked or have leakage risks, it should take remedial measures immediately and report to the authorities.

C. Organizational Structure

For the chart illustrating our company’s organizational structure, see the outset of “Item 3. Key Information.”

Contractual Arrangements with the Variable Interest Entities and Their Shareholders

Current laws and regulations in mainland China impose certain restrictions or prohibitions on foreign ownership and investment in internet-based businesses such as the value-added telecommunication services. We are an exempted company incorporated in the Cayman Islands. Waterdrop Technology is one of our subsidiaries in mainland China and a foreign-invested enterprise under the laws in mainland China.

To comply with laws and regulations in mainland China, we conduct certain of our business in China through Zhuiqiu Jizhi, Shuidi Hubao, Shuidi Hulian, Zongqing Xiangqian and Guangmu Weichen, the variable interest entities in mainland China, based on a series of contractual arrangements by and among Waterdrop Technology, the VIEs and their shareholders. We refer to Waterdrop Technology as our WFOE, and Zhuiqiu Jizhi, Shuidi Hubao, Shuidi Hulian, Zongqing Xiangqian and Guangmu Weichen as the VIEs in this annual report.

Our contractual arrangements with the VIEs and their respective shareholders allow us to (i) direct the activities of the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by the law in mainland China.

As a result of our direct ownership in our WFOE and the contractual arrangements with the VIEs, we are regarded as the primary beneficiary of the VIEs for accounting purposes, and have satisfied the conditions to consolidate the financial results of the VIEs and their subsidiaries into our consolidated financial statements in accordance with U.S. GAAP.

Agreements that allow us to direct the activities of the VIEs

Powers of Attorney. Pursuant to the powers of attorney, between our WFOE and the shareholders of the VIEs, each of the shareholders of the VIEs has executed a power of attorney to irrevocably authorize our WFOE, or any person designated by our WFOE, to act as his attorney-in-fact to exercise all of his rights as a shareholder of the VIE, including, but not limited to, the right to (i) propose, convene and attend shareholders’ meetings, (ii) vote on any resolution on behalf of the shareholders that require the shareholders to vote under law in mainland China and the VIE’s articles of association, such as the sale, transfer, pledge and disposal of all or part of a shareholder’s equity interest in the VIE, and (iii) designate and appoint the VIE’s legal representative, director, supervisor, manager and other senior management members on behalf of the shareholders. The powers of attorney remain effective until such shareholder ceases to be a shareholder of the VIE.

Loan Agreements. Pursuant to the loan agreement between our WFOE and each of the shareholders of Zongqing Xiangqian, our WFOE extended loans to the shareholders of Zongqing Xiangqian, who had contributed the loan principals to Zongqing Xiangqian mainly as registered capital. The shareholders of Zongqing Xiangqian may repay the loans only by transferring their respective equity interests in Zongqing Xiangqian to WFOE or its designated person(s) pursuant to the exclusive option agreements. Each loan shall be interest-free unless, in the event of a transfer of equity interests by a shareholder of Zongqing Xiangqian to our WFOE or its designated person(s) pursuant to the exclusive option agreement, the transfer price exceeds the loan principal. The excess over the loan principal shall be deemed the interest of the loan to the extent permitted under the law in mainland China. These loan agreements remain effective until the date of full performance by the parties of their respective obligations thereunder. The loan agreement among our WFOE, Zhuiqiu Jizhi and the shareholders of Zhuiqiu Jizhi are substantially the same.

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements, among our WFOE, the VIEs and the shareholders of the VIEs, the shareholders of the VIEs have pledged all of their respective equity interests in the VIEs to our WFOE to guarantee performance of the obligations of the VIEs and their shareholders under the exclusive business cooperation agreements, the powers of attorney, the exclusive option agreements and loan agreements (as applicable). In the event of a breach by the VIEs or any of their shareholders of contractual obligations under these contractual arrangements, our WFOE, as pledgee, will have the right to request for enforcement of the pledge and dispose of the pledged equity interests in the VIEs and will have priority in receiving the proceeds from such disposal. The VIEs and the shareholders of the VIEs also covenant that, without the prior written consent of our WFOE, they shall not transfer the pledged equity interests, create or allow any new pledge or any other encumbrance on the pledged equity interests. The equity interest pledge agreements remain effective until the contractual obligations are fully fulfilled.

We have completed the registration of the equity interest pledge under the equity interest pledge agreements in relation to the VIEs with relevant offices of the State Administration of Market Regulation in accordance with the PRC Civil Code.

Agreements that allow us to receive economic benefits from the VIEs

Exclusive Business Cooperation Agreements. Pursuant to the exclusive business cooperation agreements, between our WFOE and the VIEs, our WFOE has the exclusive right to provide the VIEs with consulting, technical services and other services required by the VIEs’ business. Without our WFOE’s prior written consent, the VIEs may not accept the same or similar consulting, technical services and other services provided by any third party during the term of the agreement. The VIEs agree to pay our WFOE service fees based on the operating profit generated by the VIEs on an annual basis. Our WFOE has the exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive business cooperation agreement. To guarantee the VIEs’ performance of their obligations thereunder, the shareholders of the VIEs have pledged all of their equity interests in the VIEs to our WFOE pursuant to the equity interest pledge agreement. The exclusive business cooperation agreements remain effective, unless otherwise terminated by our WFOE in writing or based on conditions expressly stipulated in the exclusive business cooperation agreements.

Agreements that provide us with the option to purchase the equity interests in the VIEs

Exclusive Option Agreements. Pursuant to the exclusive option agreements, among our WFOE, the VIEs and the shareholders of the VIEs, each of the shareholders has irrevocably granted our WFOE, or any person or persons designated by our WFOE, an exclusive option to purchase all or part of his equity interests in the VIE, and the VIE has agreed to such grant of options. Our WFOE may exercise such options at a price equal to the higher of RMB1 or the lowest price as permitted by applicable laws in mainland China at the time of transfer of equity or an amount equal to the registered capital contributed by the relevant shareholder. The VIEs and the shareholders of the VIEs covenant that, without our WFOE’s prior written consent, they will not, among other things, (i) supplement, change or amend the VIEs’ articles of association and bylaws, (ii) increase or decrease the VIEs’ registered capital or change the structure of registered capital, (iii) create any pledge or encumbrance on their equity interests in the VIEs, other than those created under the equity interest pledge agreements, (iv) sell, transfer, mortgage, or dispose of their equity interests in and any material assets of the VIEs and any legal or beneficial interests in the business or revenue of the VIEs, (v) enter into any material contracts by the VIEs, except in the ordinary course of business, or (vi) merge or consolidate the VIEs with any other entity. These agreements remain effective until all of the equity interests of the VIEs are transferred to our WFOE and/or its designated person.

Spousal Consent Letters. The spouses of the individual shareholders of the VIEs have each signed a spousal consent letter agreeing that the equity interests in the VIEs held by and registered under the name of the respective individual shareholders will be disposed of pursuant to the contractual agreements with our WFOE, without seeking further authorization or consent of such spouses. Each spouse agreed not to assert any rights over the equity interests in the VIEs held by the respective individual shareholders.

In the opinion of Han Kun Law Offices, our PRC legal counsel:

●	the ownership structures of the VIEs in China and our WFOE currently do not and will not result in violation of any explicit provisions of laws, rules or regulations currently in effect in mainland China; and
●	each of the agreements under the contractual arrangements among our WFOE, the VIEs and their respective shareholders governed by laws, rules and regulations in mainland China currently is valid, binding and enforceable, and will not result in violation of any explicit provisions of laws, rules or regulations currently in effect in mainland China.

However, our PRC legal counsel has also advised us that there are uncertainties regarding the interpretation and application of current and future laws, regulations and rules in mainland China. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new laws or regulations in mainland China relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIEs are found to be in violation of any existing or future laws or regulations in mainland China, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have the discretion to take actions in dealing with such violations or failures in accordance with applicable laws. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with the regulations in mainland China relating to relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The legal system in mainland China is evolving, which leads to uncertainties that could adversely affect us.”

D. Property, Plant and Equipment

We leased premises of approximately 12,500 square meters as of December 31, 2023 for our corporate headquarters in Beijing. We also leased offices in various other cities, with an aggregate area of approximately 20,700 square meters as of December 31, 2023. These leases vary in duration from one to three years.

Item 4A.Unresolved Staff Comments

None.

Item 5.Operating and Financial Review and Prospects

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

While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by company-specific factors, including the following major ones:

Expansion and retention of consumer base

Brokerage income earned from insurance carriers through our insurance marketplace is the main source of our revenue, which is significantly affected by the number of insurance consumers on the Waterdrop Insurance Marketplace and Shenlanbao Insurance Marketplace.

Our insurance consumers come from both internal and external sources. In terms of internal source, our medical crowdfunding operation direct substantial traffic to our insurance marketplace. Historically, our mutual aid operation also directed traffic to our insurance marketplace. Moreover, existing consumers also constituted an internal source of consumers and contributed to our business growth. Specifically, the repeat purchase of a short-term insurance product by a returning consumer after his or her existing short-term policy expires or a new purchase of another insurance product with additional or different coverage by a returning consumer also contributed to FYP growth. In addition, we have leveraged major live-streaming and short-video platforms to distribute our in-depth video contents to acquire consumers, and are exploring a 1-on-1 consumer service model to further diversify our internal source. We see the internal source of traffic as an important user acquisition resource to us, and in addition we consider this cohort of users with stronger awareness of insurance protection and stronger interest in the content and product offerings on our platforms, and more loyal to our services. In 2021, 2022 and 2023, this cohort of consumers contributed approximately 50.4%, 95.2% and 84.5% of the FYP generated through our insurance business, respectively.

In order to continually diversify our consumer acquisition channels, we have also cooperated with other third-party traffic channels to grow our insurance consumer base. Since the second half of 2021, we have taken proactive measures to upgrade and optimize the online consumer acquisition model to better comply with the new regulatory development and keep up with the evolving industry trends. We ceased to offer products with lower payment in the first month and invested more resources in engaging and retaining existing consumers. In 2023, we moderately increased our investment in third-party traffic channels to promote certain new products. In addition, through the acquisition of Shenlanbao, we have further diversified our user acquisition sources. In 2021, 2022 and 2023, approximately 49.6%, 5.0% and 15.5% of the FYP generated through our insurance business was sourced from third-party channels and Shenlanbao, respectively.

As a result, our consumer base experienced continued growth and diversification in the past three years. As of December 31, 2021, 2022 and 2023, the cumulative number of paying insurance consumers was approximately 28.2 million, 30.1 million and 32.3 million, respectively.

First year premium per consumer

As the consumers’ awareness for health protection and insurance products in China were still substantially lower than in developed countries, many insurance consumers on our platform start with purchases of short-term products.  The FYP per policy of short-term health insurance products generated through us grew from RMB528 in 2022 to RMB572 in 2023. We began to offer long-term health and life insurance products at the end of 2018, and we have been endeavoring to raise consumer awareness, and demonstrate the value and importance of long-term health and life insurance through our interactions with them. The acquisition of Shenlanbao in 2023 also significantly expanded our product offerings and service capabilities. The long-term health and life insurance products accounted for 28.8% and 31.3% of the FYP generated through us in 2022 and 2023, respectively. The FYP per policy of long-term health and life insurance products increased from RMB5,004 in 2022 to RMB7,180 in 2023. As a result, the FYP per policy increased from RMB711 in 2022 to RMB803 in 2023. In addition to the growth in the FYP per policy, the number of policies per consumer remained relatively stable at 1.7 and 1.6 in 2022 and 2023, respectively.

We believe that consumers choose our platform and repeat their purchases on our platform mainly because of the abundant product offerings, attractive product prices and the consumer-friendly features of products offered at our platform. We work with insurance carriers, our customers, to design and develop tailor-made insurance products for consumers leveraging our cutting-edge technology. As of December 31, 2023, we cumulatively offered 1,357 insurance products on our platform, as compared with 775 as of December 31, 2022.

We have placed more emphasis on service quality to enhance consumer experience. We provide comprehensive insurance protection plans that cover the life cycle of our consumers and their family members. By analyzing our consumer profiles and lifecycle, our online operation scenarios empower our online consultant team to provide our consumers with flexible, dynamic and comprehensive protection solutions, thereby maximizing the life time value of users.

As a result of the above, the FYP per consumer increased from RMB1,229 in 2022 to RMB1,324 in 2023.

Cooperation with insurance carriers

We cooperate with insurance carriers to offer their standard insurance products or to design and develop tailor-made insurance products, and our relationship with insurance carriers is crucial to our success. As of December 31, 2023, we had established business cooperation with 101 insurance carriers. Our large consumer base and strong business development capabilities allow us to negotiate favorable terms in our business cooperation with insurance carriers. We need to keep the growth of our business, brand influence, value-added technology service capabilities and risk management capabilities so as to strengthen and deepen the cooperation with our existing insurance carriers. We also plan to expand our claim review service to cover the long-term insurance products and deepen the cooperation with long-term insurance product suppliers.

Operating efficiency and leverage

We have incurred significant costs and expenses in building our platform, growing our consumer base and developing capabilities in data analysis and technology. Our business model is highly scalable and our platform is built to support our continued growth.

We have always been mindful of the balance between business growth and costs and expenses. We have been endeavoring to improve selling and marketing efficiency. For example, we carefully select third-party user traffic channels, and further optimize and diversify our user acquisition channels. We have also been endeavoring to optimize our marketing strategies by adjusting our selling and marketing expenses and allocation of marketing resources. For instance, we moderately increased our investment in third-party traffic channels to promote certain new products in 2023. Furthermore, we have invested in technology to accumulate and process multi-dimensional consumer data and transaction data, and we plan to conduct in-depth analysis as analysis of consumer needs will contribute to our consumer acquisition and conversion, product design and risk management capabilities, which in turn improves our overall operational margin. In addition, we have implemented our proprietary insurance-focused LLM and our own CRM system to increase overall operating efficiency and better manage the sales and customer service personnel to reduce costs. Our research and development expenses as a percentage of net operating revenue increased from 10.4% in 2022 to 11.4% in 2023.

Key Components of Results of Operations

Operating revenue, net

We generate net operating revenue primarily from (i) providing insurance brokerage services to insurance carriers, (ii) providing technical services to insurance carriers and other insurance brokerage or agency companies through our platforms, (iii) crowdfunding service fees from operating Waterdrop Medical Crowdfunding, and (iv) digital clinical trial solution income, mainly deriving from matching qualified and suitable patients for enrollment in clinical trials for biopharmaceutical companies and leading biotechnology companies. Starting from the second quarter of 2023, our chief operating decision makers have been managing the business through three operating segments, and assessing the performance and allocating resources under the new operating segment structure. We currently organize and report our business in three operating segments: (i) insurance, which mainly includes Waterdrop Insurance Marketplace, Shenlanbao Insurance Marketplace and technical support service; (ii) crowdfunding, which mainly includes Waterdrop Medical Crowdfunding; and (iii) others, which mainly include digital clinical trial solution and other new initiatives. As a result, we have updated our segments reporting information to reflect the new operating and reporting structure. Comparative figures were retrospectively adjusted to conform to this presentation. The following table sets forth the breakdown of our operating revenue by segment, in amounts and as percentages of operating revenue for the years presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	(%)	RMB	(%)	RMB	US$	(%)

	(in thousands, except for percentage data)
Segment revenue:
Insurance(1)
Brokerage income
-Short-term insurance brokerage income	2,037,677	63.6	1,628,902	58.1	1,381,855	194,630	52.5
-Long-term insurance brokerage income	789,790	24.6	714,426	25.5	823,305	115,960	31.3
Brokerage income subtotal	2,827,467	88.2	2,343,328	83.6	2,205,160	310,590	83.8
Technical service income	243,542	7.6	215,832	7.7	135,755	19,121	5.2
Insurance total	3,071,009	95.8	2,559,160	91.3	2,340,915	329,711	89.0
Crowdfunding	—	—	155,803	5.6	162,683	22,913	6.2
Others	134,905	4.2	86,805	3.1	127,109	17,903	4.8
Total	3,205,914	100.0	2,801,768	100.0	2,630,707	370,527	100.0

Note:

(1)	We started to consolidate the financial results of Shenlanbao since July 4, 2023 and reported the results of Shenlanbao under the Insurance segment.

Insurance. We derive insurance income primarily from commission fees generated from distributing insurance products underwritten by insurance carriers through our Waterdrop Insurance Marketplace and Shenlanbao Insurance Marketplace, and the technical support service we provide. On one hand, the commission fees we are entitled to receive are based on a percentage of the premiums our insurance consumers pay insurance carriers. Commission fee rates generally depend on the type of insurance products and the particular insurance carriers. Commission fees for each insurance policy, taking into account the estimated premium retention rate data, are recognized as our revenue upon policy effective dates. We believe FYP is a strong indicator of brokerage income because it better demonstrates the brokerage income potential we may generate for an insurance policy. For certain long-term insurance policies sold, we are also entitled to a performance bonus from insurance companies if the retention rate for a certain period exceeds a predetermined percentage, or if its FYP exceeds a predetermined amount. We may also be asked to refund some commission to insurance companies if the retention rate for a certain period falls below a predetermined percentage. The bonus or the refund is contingent on the occurrence (or non-occurrence) of a future event. In addition, in terms of the technical support service, we primarily provide technical services to certain insurance brokerage or agency companies through our CRM system. We also provide marketing services to certain companies on our various website channels and apps. In addition, we provide risk management services to certain insurance companies. We are exploring to broaden our technical service offerings and diversify our technical service income sources.

Crowdfunding. Crowdfunding services primarily consist of providing technical and internet support, managing and reviewing the crowdfunding campaigns, and facilitating the collection and transfer of funds to the patients. The platform service fee is charged at a certain percentage of the withdrawal amount for a single crowdfunding campaign, subject to a capped maximum amount for a single crowdfunding campaign. The service fee is payable to us only upon the successful withdrawal of the funds by the patient.

Others. Other revenues mainly include income generated from digital clinical trial solution and other new initiatives. We derive digital clinical trial solution income primarily from matching qualified and suitable patients for enrollment in clinical trials for our customers that mainly include biopharmaceutical companies and leading biotechnology companies. We enter into patient recruitment contracts with these customers to match qualified patients with optimal suitability for enrollment in clinical trials. We typically charge a fixed unit price per successful match. Other new initiatives are those early-stage businesses. Revenues generated from the other new initiatives are not material, either individually or in aggregate.

For details of the segment information, see Note 12 “Segment Information” to our audited consolidated financial statements included elsewhere in this annual report.

Operating costs and expenses

Our operating costs and expenses consist of operating costs, sales and marketing expenses, general and administrative expenses, research and development expenses. The following table sets forth the breakdown of our total operating costs and expenses, in amounts and as percentages of net operating revenue for each of the years presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	(%)	RMB	(%)	RMB	US$	(%)

	(in thousands, except for percentage data)
Operating costs and expenses:
Operating costs	1,054,475	32.9	1,019,362	36.4	1,195,544	168,389	45.5
Sales and marketing expenses	3,104,769	96.8	624,478	22.3	740,451	104,290	28.1
General and administrative expenses	530,522	16.5	388,651	13.9	402,395	56,676	15.3
Research and development expenses	378,990	11.8	291,290	10.3	299,060	42,122	11.4
Total operating costs and expenses:	5,068,756	158.0	2,323,781	82.9	2,637,450	371,477	100.3

Operating costs. Operating costs primarily consists of (i) payroll and related expenses for insurance agents and customer service personnel, (ii) transaction fees charged by third-party payment platforms relating to insurance brokerage services, (iii) costs of referral and service fees, (iv) charges for the usage of the server and cloud service incurred for operational support of the platforms, and the expenses of facilities and equipment, such as depreciation expenses, rental and others, attributed to our principal operations, (v) costs for patient recruitment consultants team, (vi) costs for the crowdfunding consultants team and cost related to the information review and investigation of medical crowdfunding campaigns as we started to generate revenue from crowdfunding service fees since April 2022, and (vii) costs for medical expenses and one-year health insurance coverage we offered related to termination of the Waterdrop Mutual Aid business in March 2021. We expect our operating costs to increase in absolute terms as our scale of business grows. However, as we improve the operating efficiency of our platform and achieve more economies of scale, we expect our operating costs as a percentage of our net operating revenue will decrease in the foreseeable future.

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

Research and development expenses. Our research and development expenses mainly consist of (i) payroll and related expenses for employees involved in platform and new function development and significant improvement, and (ii) charges for the usage of the server and cloud service incurred to support research, design, and development activities by research and development personnel, as well as (iii) expenses of facilities and equipment, such as depreciation expenses, rental and others.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on corporations based upon profits, income, gains or appreciations. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands.

Hong Kong

According to the Hong Kong regulations, Hong Kong entities are subject to a two-tiered income tax rate for taxable income earned in Hong Kong with effect from April 1, 2018. The first HK$2 million of profits earned by HK entity is be taxed at 8.25%, while the remaining profits continue to be subject to the existing 16.5% tax rate. In addition, to avoid abuse of the two-tiered tax regime, each group of connected entities can nominate only one entity to benefit from the two-tiered tax rate. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income.

Mainland China

Our subsidiaries, the consolidated VIEs and subsidiaries of the VIEs established in mainland China are mainly subject to statutory income tax at a rate of 25%. Certain enterprises benefit from a preferential tax rate of 15% under the PRC Enterprise Income Tax Law if they qualify as high and new technology enterprises, or engaged in encouraged industries and located in specific tax-advantaged areas. Besides, from January 1, 2023 to December 31, 2027, subject to certain criteria, the portion of annual taxable income amount of a small profit enterprise shall be computed at a reduced rate of 25% as taxable income amount, and be subject to enterprise income tax at 20% tax rate.

The PRC Enterprise Income Tax Law includes a provision specifying that legal entities organized outside of mainland China will be considered resident enterprises for the mainland China income tax purposes if the place of effective management or control is within mainland China. The implementation rules to the PRC Enterprise Income Tax Law provide that non-resident legal entities will be considered as mainland China resident enterprises if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within mainland China. Despite the present uncertainties resulting from the limited tax guidance on the issue in mainland China, we do not believe that our entities organized outside of the mainland China should be treated as resident enterprises for the mainland China income tax purposes. If the tax authorities in mainland China subsequently determine that our company and our subsidiaries registered outside mainland China should be deemed resident enterprises, our company and our subsidiaries registered outside mainland China will be subject to the mainland China income tax, at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a mainland China resident enterprise for mainland China income tax purposes, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders and ADS holders.”

The PRC Enterprise Income Tax Law also imposes a withholding income tax of 10% on dividends distributed by a foreign-invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between the mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a foreign-invested enterprise in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company thereby resulting in deferred tax liabilities to account for future withholding taxes. All foreign-invested enterprises are subject to the withholding tax from January 1, 2008. The presumption may be overcome if we have sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely. We did not record any deferred tax liabilities for dividend withholding tax, as we have no retained earnings for the years ended December 31, 2021, 2022 and 2023. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our net operating revenue for the periods presented.

	For the Year Ended December 31,
	2021		2022		2023
	RMB	(%)	RMB	(%)	RMB	US$	(%)

	(in thousands, except for percentage data)
Operating revenue, net	3,205,914	100.0	2,801,768	100.0	2,630,707	370,527	100.0
Operating costs and expenses
Operating costs	(1,054,475)	(32.9)	(1,019,362)	(36.4)	(1,195,544)	(168,389)	(45.5)
Sales and marketing expenses(1)	(3,104,769)	(96.8)	(624,478)	(22.3)	(740,451)	(104,290)	(28.1)
General and administrative expenses	(530,522)	(16.5)	(388,651)	(13.9)	(402,395)	(56,676)	(15.3)
Research and development expenses	(378,990)	(11.8)	(291,290)	(10.3)	(299,060)	(42,122)	(11.4)
Total operating costs and expenses:	(5,068,756)	(158.0)	(2,323,781)	(82.9)	(2,637,450)	(371,477)	(100.3)
Operating (loss)/profit	(1,862,842)	(58.0)	477,987	17.1	(6,743)	(950)	(0.3)
Other income
Interest income	48,662	1.5	81,713	2.9	136,043	19,161	5.2
Foreign currency exchange gain	9,349	0.3	4,064	0.1	4,342	612	0.2
Others, net	9,764	0.3	66,929	2.4	30,598	4,310	1.1
(Loss)/profit before income tax	(1,795,067)	(55.9)	630,693	22.5	164,240	23,133	6.2
Income tax benefit/(expense)	220,987	6.9	(22,976)	(0.8)	(555)	(78)	(0.0)
Net (loss)/profit	(1,574,080)	(49.0)	607,717	21.7	163,685	23,055	6.2

Note:

(1)	The breakdown of sales and marketing expenses is as follows:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Marketing expenses for user acquisition and brand building	2,232,942	120,471	240,351	33,853
Payroll and related expenses for employees	295,434	316,795	390,534	55,006
Expenses of facilities and equipment	21,023	22,133	21,627	3,046
Outsourced sales and marketing service fee to third parties	507,421	149,249	63,512	8,945
Others	47,949	15,830	24,427	3,440
Total sales and marketing expenses	3,104,769	624,478	740,451	104,290

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Operating revenue, net

Our net operating revenue decreased by 6.1% from RMB2,801.8 million in 2022 to RMB2,630.7 million (US$370.5 million) in 2023, including the revenue generated by Shenlanbao of RMB92.9 million (US$13.1 million) after consolidation. The decrease was primarily due to the decrease in net operating revenue from insurance related income, partially offset by the increase in net operating revenue from crowdfunding service fees and other income.

The net operating revenue from insurance related business decreased by 8.5% from RMB2,559.2 million in 2022 to RMB2,340.9 million (US$329.7 million) in 2023, which was mainly due to the net impact of the decrease of the short-term insurance brokerage income by 15.2% from RMB1,628.9 million in 2022 to RMB1,381.9 million (US$194.6 million) in 2023, partially offset by the increase of the long-term insurance brokerage income by 15.2% from RMB714.4 million in 2022 to RMB823.3 million (US$116.0 million) in 2023. The FYP from short-term insurance products decreased from RMB4,907 million in 2022 to RMB4,887 million in 2023, while the FYP from long-term insurance products increased from RMB1,983 million in 2022 to RMB2,223 million in 2023, primarily due to the acquisition of Shenlanbao which expanded our long-term insurance product offerings. The FYP from long-term insurance products accounted for approximately 28.8% and 31.3% of the total FYP generated through us in 2022 and 2023, respectively. The FYP per policy of long-term insurance products increased from RMB5,004 in 2022 to RMB7,180 in 2023.

The net operating revenue from crowdfunding business increased by 4.4% from RMB155.8 million in 2022 to RMB162.7 million (US$22.9 million) in 2023, which was mainly because we started to charge crowdfunding service fees in April 2022 and have generated revenue from crowdfunding service fees since then.

The net operating revenue from other business increased by 46.4% from RMB86.8 million in 2022 to RMB127.1 million (US$17.9 million) in 2023, which was mainly due to the 69.0% increase of digital clinical trial solution income as a result of the increase in the number of patients successfully enrolled from 2,846 in 2022 to more than 3,300 patients in 2023.

Operating costs and expenses

Our total operating costs and expenses increased by RMB313.7 million, or 13.5%, from RMB2,323.8 million in 2022 to RMB2,637.5 million (US$371.5 million) in 2023, which was mainly due to the consolidation of the financial results of Shenlanbao which generated operating costs and expenses of RMB130.7 million.

Operating costs

Our operating costs increased by 17.3% from RMB1,019.4 million in 2022 to RMB1,195.5 million (US$168.4 million) in 2023, which was mainly due to (i) an increase of RMB109.3 million (US$15.4 million) in costs of referral and service fees, (ii) an increase of RMB62.0 million (US$8.7 million) in the crowdfunding consultants team costs as we commenced generating crowdfunding service fees since April 2022, and (iii) the consolidation of the financial results of Shenlanbao, which incurred operating costs of RMB38.7 million (US$5.5 million), partially offset by (i) a decrease of RMB19.5 million (US$2.7 million) in the cost of one-year health insurance coverage related to the termination of mutual aid plan based on the final settlement information, which occurred in the third quarter of 2022, and (ii) a decrease of RMB15.1 million (US$2.1 million) in personnel costs.

Sales and marketing expenses

Our sales and marketing expenses increased by 18.6% from RMB624.5 million in 2022 to RMB740.5 million (US$104.3 million) in 2023, which was mainly due to (i) the consolidation of the financial results of Shenlanbao, which incurred sales and marketing expenses of RMB67.1 million (US$9.5 million), (ii) an increase of RMB100.8 million (US$14.2 million) in marketing expenses to third-party traffic channels, (iii) an increase of RMB29.8 million (US$4.2 million) in personnel costs and share-based compensation costs, partially offset by a decrease of RMB86.3 million (US$12.2 million) in outsourced sales and marketing service fees to third parties.

General and administrative expenses

Our general and administrative expenses increased by 3.5% from RMB388.7 million in 2022 to RMB402.4 million (US$56.7 million) in 2023, which was mainly due to the consolidation of the financial results of Shenlanbao, which incurred general and administrative expenses of RMB12.9 million (US$1.8 million).

Research and development expenses

Our research and development expenses increased by 2.7% from RMB291.3 million in 2022 to RMB299.1 million (US$42.1 million) in 2023. The increase was primarily due to the consolidation of the financial results of Shenlanbao, which incurred research and development expenses of RMB12.0 million (US$1.7 million), partially offset by a decrease of RMB3.4 million (US$0.5 million) in research and development personnel costs and share-based compensation expenses.

Interest income

Our interest income increased by 66.5% from RMB81.7 million in 2022 to RMB136.0 million (US$19.2 million) in 2023. The increase was mainly due to the increase in interest rate.

Net profit

As a result of the foregoing, our net profit for the year of 2023 was RMB163.7 million (US$23.1 million), compared to RMB607.7 million for the year of 2022.

Income tax expense

Income tax expense in 2023 was RMB0.6 million (US$0.1 million), compared with RMB23.0 million in 2022. The decrease was primarily due to the decrease of profit before tax.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Operating revenue, net

Our net operating revenue decreased by 12.6% from RMB3,205.9 million for 2021 to RMB2,801.8 million in 2022, which was primarily due to the decrease in net operating revenue from insurance income, partially offset by the increase in net operating revenue from crowdfunding income and other income.

The net operating revenue from insurance related business decreased by 16.7% from RMB3,071.0 million in 2021 to RMB2,559.2 million in 2022, which was mainly due to (i) a decrease of RMB484.2 million in insurance brokerage income, and (ii) a decrease of RMB27.7 million in technical service income. The FYP generated through our platform decreased from RMB16,363 million in 2021 to RMB6,890 million in 2022 as we have proactively adjusted our consumer acquisition strategy to reduce reliance on third-party consumer acquisition channels, which led to the decrease in the number of new consumers, partially offset by optimized product mix with more long-term insurance products. The FYP from long-term insurance products accounted for approximately 16.2% and 28.8% of the total FYP generated through us in 2021 and 2022. The FYP per policy of long-term insurance products increased from RMB4,181 in 2021 to RMB5,004 in 2022.

The net operating revenue from crowdfunding business amounted to RMB155.8 million in 2022. Since April 2022, our crowdfunding platform has ceased to fully subsidize the related cost and commenced charging a service fee of 3% of the funds raised, up to a maximum amount of RMB5,000 for a single campaign.

The net operating revenue from other business decreased by 35.7% from RMB134.9 million in 2021 to RMB86.8 million in 2022, which was mainly due to a decrease of RMB107.0 million in revenue from other new initiatives, partially offset by an increase of RMB58.9 million in digital clinical trial solution income mainly due to the increase in the number of patients successfully enrolled from 129 in 2021 to 2,846 in 2022.

Operating costs and expenses

Our total operating costs and expenses decreased by RMB2,745.0 million, or 54.2%, from RMB5,068.8 million in 2021 to RMB2,323.8 million in 2022, which was mainly due to the effective cost control measures taken since the third quarter of 2021.

Operating costs

Our operating costs decreased by 3.3% from RMB1,054.5 million in 2021 to RMB1,019.4 million in 2022, which was mainly due to RMB219.9 million decrease in personnel cost for our insurance consultants and insurance agents team, partially offset by an increase of RMB181.8 million, mainly because we recorded the costs in relation to the crowdfunding consultants team as operating costs rather than sales and marketing expense, as we started to charge crowdfunding service fees and record net operating revenue from crowdfunding service since April 2022.

Sales and marketing expenses

Our sales and marketing expenses decreased by 79.9% from RMB3,104.8 million in 2021 to RMB624.5 million in 2022, which was mainly due to (i) RMB2,112.5 million decrease in marketing expenses to third-party traffic channels as part of our cost control measures, and (ii) RMB358.2 million decrease in outsourced sales and marketing service fee to third parties.

General and administrative expenses

Our general and administrative expenses decreased by 26.7% from RMB530.5 million in 2021 to RMB388.7 million in 2022, which was mainly due to (i) a decrease of RMB109.8 million in share-based compensation expenses, (ii) a RMB21.2 million decrease in personnel cost, both of which were as a result of our cost control measures, and (iii) a decrease of RMB39.0 million impairment loss over prepayment for the year of 2021, and partially offset by an increase of RMB23.5 million allowance for doubtful accounts for the year of 2022.

Research and development expenses

Our research and development expenses decreased by 23.1% from RMB379.0 million in 2021 to RMB291.3 million in 2022. The decrease was primarily due to RMB66.0 million decrease in research and development personnel costs.

Interest income

Our interest income increased substantially from RMB48.7 million in 2021 to RMB81.7 million in 2022. The increase was mainly due to the increase in our bank balance and short-term investments as a result of the positive cash flow generated from our business operations.

Net (loss)/profit

As a result of the foregoing, our net profit for the year of 2022 was RMB607.7 million, compared to a net loss of RMB1,574.1 million for the year of 2021.

Income tax benefit/(expense)

Income tax expense in 2022 was RMB23.0 million, compared with income tax benefit of RMB221.0 million in 2021. The difference was primarily due to the net operating profit generated in 2022.

Critical Accounting Estimates

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

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

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

Our significant estimates include estimating commissions to which we are entitled over the premium collection term, policyholder behavior and market conditions. They require subjective management judgment and any changes in those estimates may cause us to realize different amounts of revenues in the future periods.

Income Taxes

Current income taxes are provided for in accordance with the laws of the tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized, which can require the use of accounting estimation and the exercise of judgement. The impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

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

We had net cash used in operating activities of RMB1,096.7 million in 2021, and net cash provided by operating activities of RMB765.7 million in 2022 and RMB406.5 million (US$57.3 million) in 2023. Our primary sources of liquidity have been proceeds from operating activities and equity and debt financing. As of December 31, 2023, we had an aggregate of RMB3,970.6 million (US$559.2 million) in cash and cash equivalents, restricted cash and short-term investments, of which approximately 72.1% were held in Renminbi and the remainder was mainly held in U.S. dollars.

In March 2024, our board of directors approved a special cash dividend of US$0.04 per ADS or US$0.004 per ordinary share to shareholders of record as of the close of business on April 19, 2024. The payment date is expected to be on or around April 30, 2024 for holders of ordinary shares and on or around May 3, 2024 for holders of ADSs. The aggregate payment will amount to approximately US$15 million.

We believe our cash on hand will be sufficient to meet our current and anticipated needs for working capital and capital expenditure requirement for at least the next 12 months.

Our restricted cash was RMB667.7 million, RMB517.4 million and RMB577.1 million (US$81.3 million) as of December 31, 2021, 2022 and 2023, respectively. Our restricted cash primarily consists of premiums collected by us from the insurance consumers in a fiduciary capacity until disbursed to the insurance carriers. Restricted cash also includes guarantee deposits. We pay guarantee deposits required by National Financial Regulatory Administration in order to protect insurance premium appropriation by insurance broker and agency. Furthermore, a guarantee deposit for foreign exchange settlement was paid in 2020 to a commercial bank in order to carry out foreign exchange settlement.

Our accounts receivable represents primarily brokerage commission fee receivable from insurance carriers and technical service fees receivable from insurance carriers. As of December 31, 2021, 2022 and 2023, our accounts receivable was RMB643.8 million, RMB675.8 million and RMB693.1 million (US$97.6 million), respectively.

Our contract assets are recorded for arrangements when we have provided the insurance brokerage services but for which the related commission payments are not yet due. Contract assets represent primarily the brokerage commission fee that is contingent upon the future premium payment of the insurance policy holders and retention-based bonus. As of December 31, 2021, 2022 and 2023, our contract assets were RMB593.5 million, RMB553.7 million and RMB707.3 million (US$99.6 million), respectively.

Our prepaid expense and other assets represent primarily (i) the fund receivable from external payment service providers through which we collect and transfer insurance premiums to insurance carriers, and donors’ donation received by our external payment service provider prior to those being transferred to custodian bank, and (ii) the advances to suppliers, such as the prepayments to third-party traffic channels. As of December 31, 2021, 2022 and 2023, our prepaid expense and other assets were RMB369.8 million, RMB342.5 million and RMB189.8 million (US$26.7 million), respectively.

Insurance premium payables represent insurance premiums we collected on behalf of insurance carriers from the insurance consumers but have not yet been remitted to insurance carriers as of the balance sheet dates. As of December 31, 2021, 2022 and 2023, our insurance premium payables were RMB685.0 million, RMB516.7 million and RMB592.0 million (US$83.4 million), respectively.

Our accrued expenses and other current liabilities represent primarily (i) accrued marketing and selling expenses, (ii) payroll and welfare payable, and (iii) payable related to medical crowdfunding business, which mainly represents the funds we collected through the third-party payment platforms that has not been transferred to custodian bank. Our accrued expenses and other current liabilities were RMB498.8 million, RMB584.1 million and RMB597.7 million (US$84.2 million) as of December 31, 2021, 2022 and 2023, respectively.

Although we consolidate the results of the VIEs, we only have access to the assets or earnings of the VIEs through our contractual arrangements with the VIEs and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

Substantially all of our operating revenue has been, and we expect that it is likely to continue to be, in the form of Renminbi. Under existing foreign exchange regulations in mainland China, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our subsidiaries mainland China are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current regulations permit in mainland China our subsidiaries in mainland China to pay dividends to us only out of its accumulated profits, if any, determined in accordance with accounting standards and regulations in mainland China. Our subsidiaries in mainland China are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our subsidiaries in mainland China have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches and certain local banks.

As a Cayman Islands exempted company and offshore holding company, we are permitted under laws and regulations in mainland China to provide funding to our subsidiaries in mainland China only through loans or capital contributions, subject to the approval of governmental authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from financing activities to make loans or capital contributions to our subsidiaries in mainland China. We expect to invest substantially all of the proceeds from financing activities into our operations in China for general corporate purposes within the business scopes of our subsidiaries in mainland China and the VIEs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Regulation in mainland China of loans to and direct investment in the entities in mainland China by offshore holding companies may delay us from using the proceeds of financing activities to make loans or additional capital contributions to our subsidiaries in mainland China and to make loans to the VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

The following table sets forth the movements of our cash flows for the periods presented:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash (used in)/provided by operating activities	(1,096,652)	765,705	406,516	57,258
Net cash used in investing activities	(846,898)	(139,819)	(1,172,960)	(165,208)
Net cash provided by/(used in) financing activities	2,119,670	(57,457)	(377,238)	(53,133)
Effect of exchange rate changes on cash and cash equivalents	(14,086)	37,723	26,173	3,685
Net increase/(decrease) in cash and cash equivalents and restricted cash	162,034	606,152	(1,117,509)	(157,398)
Total cash and cash equivalents and restricted cash at beginning of year	1,323,349	1,485,383	2,091,535	294,587
Total cash and cash equivalents and restricted cash at end of year	1,485,383	2,091,535	974,026	137,189

Operating activities

Net cash provided by operating activities in 2023 was RMB406.5 million (US$57.3 million). The difference between the net profit of RMB163.7 million (US$23.1 million) and positive operating cash flow of RMB406.5 million (US$57.3 million) was certain adjustment of non-cash expenses items, such as share-based compensation expense of RMB133.9 million (US$18.9 million) and depreciation of property, equipment and software of RMB13.4 million (US$1.9 million), and changes in working capital accounts, which mainly include (i) RMB149.9 million (US$21.1 million) decrease in prepaid expense and other assets, and (ii) RMB75.3 million (US$10.6 million) increase in insurance premium payables, partially offset by (i) RMB43.5 million (US$6.1 million) decrease in accrued expenses and other current liabilities, and (ii) RMB99.9 million (US$14.1 million) increase in contract assets, and (iii) RMB36.7 million (US$5.2 million) increase in right of use assets, net.

Specifically, the decrease in prepaid expense and other assets was primarily due to the decrease in the advances to suppliers as a result of decrease in the prepayments to third-party traffic channels. The increase in insurance premium payables was primarily due to the increase in the FYP generated through our platform from RMB6,890 million in 2022 to RMB7,109 million in 2023. The increase in contract assets was primarily due to the increase in the FYP generated through our platform in 2023. The decrease in accrued expenses and other current liabilities was primarily due to (i) the decrease in payable related to mutual aid plans and medical crowdfunding, and (ii) the decrease in accrued marketing and customer service expenses. The increase of right of use assets, net was primarily due to the renewal of certain leases.

Net cash provided by operating activities in 2022 was RMB765.7 million. The difference between the net profit of RMB607.7 million and positive operating cash flow of RMB765.7 million was non-cash expenses items such as share-based compensation expenses of RMB112.0 million, and depreciation of property, equipment and software of RMB22.8 million, and changes in working capital accounts, which mainly include (i) RMB168.4 million decrease in insurance premium payables, (ii) RMB42.8 million increase in accounts receivable, partially offset by (i) RMB85.1 million decrease in prepaid expense and other assets, (ii) RMB85.0 million increase in accrued expenses and other current liabilities, and (iii) RMB39.8 million decrease in contract assets.

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

Investing activities

Net cash used in investing activities in 2023 was RMB1,173.0 million (US$165.2 million), consisting primarily of net cash paid for acquisitions of subsidiaries, and net cash used in purchase of short-term and long-term investment products.

Net cash used in investing activities in 2022 was RMB139.8 million, consisting primarily of net cash prepaid for investments, and net cash used in purchase of short-term investment products.

Net cash used in investing activities in 2021 was RMB846.9 million, consisting primarily of net cash used in purchase of short-term investment products, and cash paid for purchase of property, equipment and software.

Financing activities

Net cash used in financing activities in 2023 was RMB377.2 million (US$53.1 million), consisting primarily of payment in connection with the share repurchase program, partially offset by the proceeds from short-term loans.

Net cash used in financing activities in 2022 was RMB57.5 million (US$8.3 million), consisting primarily of the payment in connection with the share repurchase program.

Net cash provided by financing activities in 2021 was RMB2,119.7 million, consisting primarily of net proceeds from our IPO, partially offset by the payment of share repurchase program.

Material cash requirements

Our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include our capital expenditures and operating lease commitments.

Our capital expenditures primarily represent cash paid for purchase of property, equipment and software. We made capital expenditures of RMB35.7 million, RMB11.9 million and RMB13.5 million (US$1.9 million) in 2021, 2022 and 2023, respectively. We will continue to make capital expenditures to meet our business growth.

Our operating lease commitments consist of the commitments under the lease agreements for our office premises. Contractual obligation as of December 31, 2023 for our operating lease commitments amounted to RMB60.2 million (US$8.5 million).

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023.

Holding Company Structure

Waterdrop Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our WFOE and the VIEs. As a result, the ability of Waterdrop Inc. to pay dividends depends upon dividends paid by our WFOE.

If our WFOE or any newly formed subsidiaries in mainland China incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our WFOE is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with the accounting standards and regulations in mainland China. Under the law in mainland China, each of our WFOE and the VIEs is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our WFOE may allocate a portion of its after-tax profits based on the accounting standards in mainland China to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the VIEs may allocate a portion of their after-tax profits based on the accounting standards in mainland China to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2023, as our WFOE, almost all other subsidiaries in mainland China, the VIEs and the subsidiaries of the VIEs are in an accumulated loss position, no statutory reserve was appropriated. Our WFOE has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve fund.

C.	Research and Development

See “Item 4. Information on the Company—B. Business Overview—Technology and Infrastructure” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2024 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates.”

F.	Safe Harbor

See “Forward-Looking Information” on page 2 of this annual report.

Item 6.Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors.

Directors and Executive Officers	Age	Position/Title
Peng Shen	36	Chairman of the Board of Directors and Chief Executive Officer
Guang Yang	38	Director, Vice President of Finance and General Manager of International Business
Wei Ran	37	Director and General Manager of Insurance Technology Business
Haiyang Yu	41	Director
Kai Huang	37	Director
Wenjie Guan	39	Director
Heping Feng	64	Independent Director
Chenyang Wei	51	Independent Director
Ning Zhu	50	Independent Director
Xiaoying Xu	44	Head of Finance
Xiaolei Sun	37	Vice President of Human Resources and Organization Development
Xiaobo Zhou	43	Head of Research and Development
Nian Liu	36	Head of Legal

Mr. Peng Shen is our founder, and has served as the chairman of our board of directors and chief executive officer since our inception, and is responsible for the overall strategy and business operations of Waterdrop. Mr. Shen has extensive experience and expertise in the technology and internet sectors in China. Prior to founding Waterdrop in 2016, in January 2010, Mr. Shen joined Meituan (HKSE: 03690), a leading e-commerce platform in China, at its early stage, as one of its earliest management members. He was also one of the founding team members of Meituan Waimai, which provides food delivery services. Mr. Shen participated in the entrepreneurship of Meituan Waimai from scratch since July 2013, where he was responsible for internet R&D, formulating operational rules, and establishing and managing the business system, helping Meituan Waimai develop into one of the most popular apps in China. In honor of his contributions to China’s insurtech industry, innovative pharmaceutical CRO industry and other fields, as well as the establishment and operation of Waterdrop, Mr. Shen was awarded Zhongguancun High-end Leading Entrepreneurial Talent Certificate by Beijing Municipal Science and Technology Commission in 2019, named to Fortune China’s list of the “2020 40 under 40 in China” and World Economic Forum’s list of “2022 Young Global Leaders,” and awarded “Beijing Model-Rural Revitalization, Support and Cooperation Pioneer” by Beijing Municipal Government. Currently, Mr. Shen is also the Vice President of Beijing Chaoyang District High-tech Enterprise Association, a member of the School Affairs Council of HKU Business School, a member of the Standing Committee of the Beijing Federation of Industry and Commerce, a deputy director of the Overseas Scholars and Overseas Chinese Sector of the Beijing Youth Federation, and Vice President of Alumni Association of Zhejiang University-Hong Kong Polytechnic University Joint Center. Mr. Shen received a master’s degree in retail management from NEOMA Business School in France, an EMBA from Tsinghua University School of Economics and Management, and a PhD in Hotel and Tourism Management from The Hong Kong Polytechnic University.

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

Mr. Haiyang Yu has served as our director since October 2019. Mr. Yu has also served as a director of DouYu International Holdings Ltd (Nasdaq: DOYU) since May 2018 and a director of Kanzhun Ltd (NASDAQ: BZ; HKSE: 2076) since July 2019. Mr. Yu currently serves as the vice general manager of Tencent Investment. Prior to joining Tencent (HKSE: 00700) in August 2011, Mr. Yu worked as a senior associate at WI Harper Group from March 2010 to August 2011. Prior to that, Mr. Yu worked as an associate at China Growth Capital from April 2007 to February 2010. Mr. Yu obtained a bachelor’s degree in civil engineering from Tsinghua University in 2005.

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

Ms. Wenjie Guan has served as our director since September 2022. Ms. Guan currently serves as Head of Principal Investments and Acquisitions North Asia at Swiss Re, one of the world’s leading providers of reinsurance, insurance and other forms of insurance-based risk transfer, and a non-executive director of Alltrust Insurance Company. Prior to joining Swiss Re in May 2016, Ms. Guan had eight years of experience in investment banking and served at Macquarie, UBS and Jefferies. Ms. Guan received a master’s degree in Engineering with first class honors from the University of Oxford and is a CFA charterholder.

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

Mr. Chenyang Wei has served as our independent director since May 2021. Mr. Wei has served as the Associate Dean of Institute for Fintech Research, Tsinghua University and Director of China Insurance and Pension Research Center, the National Institute of Financial Research, Tsinghua University PBC School of Finance since April 2019. From December 2016 to March 2019, Mr. Wei served as a senior managing director and chief U.S. economist in Zenity Asset Management Inc., a silicon valley based asset management firm focusing on multi-sector asset allocation in the U.S. financial market. Prior to joining Zenity, Mr. Wei served as a director and head of credit research at AIG from August 2012 to December 2016. From June 2011 to August 2012, Mr. Wei was a senior economist with Federal Reserve Bank of Philadelphia. From 2006 to 2011, Mr. Wei was an economist with Federal Reserve Bank of New York. Mr. Wei is also an independent director of PICC Property and Casualty Company Limited (HKSE: 2328), HSBC Life Insurance Company Limited, and QuantaSing Group Ltd (NASDAQ: QSG). Mr. Wei received a bachelor’s degree in finance from Tsinghua University in 1996, a master’s degree in economics from McCombs School of Business, University of Texas at Austin in 2000, and a Ph.D. in finance from Leonard N. Stern School of Business, New York University in 2006.

Mr. Ning Zhu has served as our independent director since May 2022. Mr. Zhu has been a senior partner and Head of China of Brunswick Group since September 2022. He has also been a professor of finance and the deputy dean of Shanghai Advanced Institute of Finance of Shanghai Jiaotong University since July 2010. Prior to that, Mr. Zhu was a tenured professor of finance at University of California (Davis) from 2003 to June 2010. Mr. Zhu is also an independent non-executive director of each of China Huarong Asset Management Co., Ltd. (HKEX: 2799) and CHINA BOHAI BANK CO., LTD. (HKEX: 9668), and an independent director of each of Molecular Data Inc. (Nasdaq: MKD), Jinke Property Group Co., Ltd. (SZSE: 000656) and China CITIC Bank International Limited. Mr. Zhu received his bachelor’s degree in international finance from Peking University in 1997, master’s degree in management from Cornell University in 1999, and doctorate degree in finance from Yale University in 2003.

Ms. Xiaoying Xu has served as the head of the finance since December 2022. Prior to joining us, Ms. Xu worked at Meituan (HKSE: 3690) from January 2011 to December 2022. She was in charge of the establishment of the financial department of Meituan, and participated in the development of Meituan from its early stages to the comprehensive development stages, by successively serving as the head of the finance department, the head of the finance department of the Meituan’s financial platform and the head of the finance department of the Meituan’s catering SaaS services. Prior to that, she worked in a foreign-invested company and an A-share listed company. Ms. Xu received a bachelor’s degree from Renmin University of China and an EMBA from China Europe International Business School. Ms. Xu also holds ACCA and CMA certificates.

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

B.	Compensation

Compensation of Directors and Executive Officers

In 2023, we paid an aggregate of RMB2.9 million (US$0.4 million) in cash to our executive officers, and we paid cash compensation to our non-executive directors of RMB0.9 million (US$0.1 million). We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our subsidiaries in mainland China and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plans

2018 Share Incentive Plan

In March 2019, our shareholders and board of directors approved the 2018 Share Incentive Plan, as amended and restated, which we refer to as the 2018 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to directors, employees and consultants, and promote the success of our business. The maximum aggregate number of Class A ordinary shares that may be issued under the 2018 Plan is 384,159,746 Class A ordinary shares. As of March 31, 2024, options to purchase a total of 98,832,690 Class A ordinary shares and 83,688,950 restricted share units were outstanding under the 2018 Plan.

The following paragraphs summarize the principal terms of the 2018 Plan.

Type of Awards. The 2018 Plan permits the awards of options, restricted shares, restricted share units or any other types of awards approved by the plan administrator or the board of directors.

Plan Administration. A committee appointed by the board of directors administers the 2018 Plan. The plan administrator determines the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award.

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

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the award agreement.

Exercise Price. The plan administrator determines the exercise price for each award, which is stated in the award agreement.

Term of the Awards. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of a grant.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2018 Plan or the award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and Amendment. Unless terminated earlier, the 2018 Plan has a term of ten years from its date of effectiveness. Our board of directors and the plan administrator have the authority to terminate, amend or modify the plan. However, no such action may adversely affect in any material way any awards previously granted without the written consent of the participant.

2021 Share Incentive Plan

In April 2021, our shareholders and board of directors approved the 2021 Share Incentive Plan, as amended and restated, which we refer to as the 2021 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to directors, employees and consultants, and promote the success of our business. The maximum aggregate number of Class A ordinary shares that may be issued pursuant to all awards under the 2021 Plan is initially 80,508,501 Class A ordinary shares, plus an annual increase on the first day of each year during the ten-year term of the plan commencing with the year beginning January 1, 2022, by an amount equal to 2% of the total number of shares issued and outstanding on an as-converted fully diluted basis on the last day of the immediately preceding year, or an lessor amount as may be determined by the board of directors. As of March 31, 2024,  6,606,040 restricted share units were outstanding under the 2021 Plan.

The following paragraphs summarize the principal terms of the 2021 Plan.

Types of Awards. The 2021 Plan permits the awards of options, restricted shares, restricted share units or any other type of awards approved by the plan administrator or the board of directors.

Plan Administration. Our board of directors or a committee of one or more members of the board of directors will administer the 2021 Plan. The committee or the full board of directors, as applicable, determines the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award.

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

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the award agreement. Exercise Price. The plan administrator determines the exercise price for each award, which is stated in the award agreement.

Term of the Awards. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of a grant.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2021 Plan or the award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and Amendment. Unless terminated earlier, the 2021 Plan has a term of ten years from its date of effectiveness. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted without the written consent of the participant.

The following table summarizes, as of March 31, 2024, the number of ordinary shares underlying outstanding options that we granted to our directors and executive officers.

	Ordinary
	Shares
	Underlying
	Options and
	Restricted	Exercise Price
Name	Share Units	(US$/Share)	Date of Grant	Date of Expiration
Wei Ran	*	0.003	September 1, 2018	September 1, 2028
	*	0.08	March 25, 2021	March 25, 2031
	*(1)	N/A	October 1, 2022	—
	*(1)	N/A	January 1, 2023	—
	*(1)	N/A	June 25, 2023	—
Heping Feng	*	0.08	June 25, 2021	June 25, 2031
	*(1)	N/A	June 25, 2023	—
Chenyang Wei	*	0.08	June 25, 2021	June 25, 2031
	*(1)	N/A	June 25, 2023	—
Xiaoying Xu	*(1)	N/A	March 25, 2023	—
Xiaolei Sun	*	0.003	December 1, 2019	December 1, 2029
	*	0.003	October 31, 2020	October 31, 2030
	*	0.08	March 25, 2021	March 25, 2031
	*(1)	N/A	October 1, 2022	—
	*(1)	N/A	January 1, 2023	—
	*(1)	N/A	June 25, 2023	—
Xiaobo Zhou	*	0.08	March 25, 2021	March 25, 2031
	*(1)	N/A	March 25, 2022	—
	*(1)	N/A	October 1, 2022	—
	*(1)	N/A	December 25, 2023	—
Nian Liu	*	0.08	March 25, 2021	March 25, 2031
	*(1)	N/A	October 1, 2022	—
	*(1)	N/A	March 25, 2023	—
All directors and executive officers as a group	26,996,750

Note

*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of March 31, 2024.
(1)	Represents restricted share units.

As of March 31, 2024, our employees other than our directors and officers as a group held options to purchase 121,320,290 Class A ordinary shares, with exercise prices ranging from US$0.03 per share to US$0.08 per share, and 46,898,370 restricted share units.

C. Board Practices

Board of Directors

Our board of directors consists of nine directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his interest at a meeting of our directors. Subject to the New York Stock Exchange rules and disqualification by the chairman of the board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he shall be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered, provided (i) such director, if his or her interest in such contract or arrangement is material, has declared the nature of his or her interest at the earliest meeting of the board at which it is practicable for him or her to do so, either specifically or by way of a general notice and (ii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. Our directors may exercise all the powers of our company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

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

Audit Committee. Our audit committee consists of Heping Feng, Chenyang Wei and Ning Zhu. Heping Feng is the chairman of our audit committee. We have determined that Heping Feng, Chenyang Wei and Ning Zhu satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. We have determined that Heping Feng qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Chenyang Wei, Peng Shen and Heping Feng. Chenyang Wei is the chairman of our compensation committee. We have determined that Chenyang Wei and Heping Feng satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Peng Shen, Chenyang Wei and Heping Feng. Peng Shen is the chairperson of our nominating and corporate governance committee. Chenyang Wei and Heping Feng satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;
●	declaring dividends and distributions;
●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	approving the transfer of shares in our company, including the registration of such shares in our share register.

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

D. Employees

We had 2,936, 2,719 and 2,960 full-time employees as of December 31, 2021, 2022 and 2023, respectively. Substantially all of our full-time employees are located in China. The following table sets forth the number of our full-time employees as of December 31, 2023:

Number of
Function	Employees
Operating	1,609
Sales and marketing	712
General and administrative	321
Research and development	318
Total	2,960

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

As required by laws and regulations in mainland China, we participate in various employee social security plans that are organized by municipal and provincial governments including, among other things, pension, medical insurance, unemployment insurance, maternity insurance, work-related injury insurance and housing fund plans through a benefit contribution plan mandated by the PRC government. We are required under the law in mainland China to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We enter into standard employment agreements, as well as confidentiality and non-compete agreements with our employees in accordance with market practice.

We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes. None of our employees are represented by a collective bargaining agreements. Working together, our employees build our corporate culture that cares for individuals, fosters innovation, pursues credibility and integrity, and embraces changes, and has significantly contributed to our achievements.

E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of March 31, 2024 by:

●	each of our directors and executive officers; and
●	each of our principal shareholders who beneficially own more than 5% of our total issued and outstanding shares.

The calculations in the table below are based on 2,887,499,581 Class A ordinary shares (excluding 394,756,940 Class A ordinary shares, comprising of Class A ordinary shares issued to the depositary for bulk issuance of ADSs and reserved for future issuances upon the exercise or vesting of awards granted under share incentive plans, and Class A ordinary shares in the form of ADSs held in treasury) and 801,904,979 Class B ordinary shares, issued and outstanding as of March 31, 2024.

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

Ordinary Shares Beneficially Owned
			Total Ordinary	% of Total
	Class A	Class B	Shares on	Ordinary
	Ordinary	Ordinary	an As-converted	Shares on an As-	% of Aggregate
	Shares	Shares	Basis	converted Basis	Voting Power
Directors and Executive Officers**:
Peng Shen(1)	4,000	801,904,979	801,908,979	21.7	71.4
Guang Yang(2)	86,386,000	—	86,386,000	2.3	0.9
Wei Ran	*	—	*	*	*
Haiyang Yu	—	—	—	—	—
Kai Huang	—	—	—	—	—
Wenjie Guan	—	—	—	—	—
Heping Feng	*	—	*	*	—
Chenyang Wei	*	—	*	*	—
Ning Zhu	*	—	*	*	—
Xiaoying Xu	*	—	*	*	*
Xiaolei Sun	*	—	*	*	*
Xiaobo Zhou	*	—	*	*	*
Nian Liu	*	—	*	*	*
All Directors and Executive Officers as a Group	107,951,050	801,904,979	909,856,029	24.7	72.5
Principal Shareholders:
Neptune Max Holdings Limited(1)	—	801,904,979	801,904,979	21.7	71.4
Entities affiliated with Tencent(3)	830,085,007	—	830,085,007	22.5	8.2
Investment funds affiliated with Boyu Capital(4)	470,735,258	—	470,735,258	12.8	4.7
Swiss Re Principal Investments Company Asia Pte. Ltd.(5)	206,362,384	—	206,362,384	5.6	2.0

Notes:

*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of March 31, 2024.
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

(1)

Represents (i) 801,904,979 Class B ordinary share held of record by Neptune Max Holdings Limited, a British Virgin Islands company. Neptune Max Holdings Limited is 99% owned by a family trust set up by Mr. Shen and 1% owned by Mr. Shen. Mr. Shen acts as the sole director of Neptune Max Holdings Limited, and possesses the sole voting power over the shares held by Neptune Max Holdings Limited; and (ii) 4,000 Class A ordinary shares directly held by First Principles Z Holdings Limited, a British Virgin Islands company. Mr. Shen acts as the sole director of First Principles Z Holdings Limited.

The registered address of Neptune Max Holdings Limited and First Principles Z Holdings Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(2)

Represents 86,386,000 Class A Ordinary Shares held of record by Proton Fortune Holdings Limited, a British Virgin Islands company that is 98% owned by a family trust set up by Mr. Guang Yang and 2% owned by Mr. Guang Yang. Mr. Yang owns 100% of the voting power of Proton Fortune Holdings Limited and acts as the sole director of Proton Fortune Holdings Limited.

The registered address of Proton Fortune Holdings Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

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

(5)

Represents 206,362,384 Class A ordinary shares directly held by Swiss Re Principal Investments Company Asia Pte. Ltd., a corporation incorporated under the laws of Singapore. Information regarding beneficial ownership is reported as of December 31, 2023, based on the information contained in the Schedule 13G/A jointly filed by Swiss Re Ltd and others with the SEC on February 9, 2024. Swiss Re Principal Investments Company Asia Pte. Ltd. is an investment entity indirectly wholly owned by Swiss Re Ltd, a company limited by shares with its registered office in Zurich, Switzerland, with its shares listed on the SIX Swiss Exchange and trading under the symbol “SREN.”

To our knowledge and with reference to the addresses in our shareholder register, as of March 31, 2024, none of our ordinary shares are held by record holders in the United States. There may be beneficial owners of our ADSs in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F. Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.Major Shareholders and Related Party Transactions

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Other Related Party Transactions

Transactions with Tencent Group. Tencent Group is one of our investors. We engage Weixin Pay as one of our payment processing platforms to collect payment from our insurance consumers, participants of our mutual aid plans, and users on our crowdfunding platform, where Tencent Group charges service fee for each transaction occurred. For the years ended December 31, 2021, 2022 and 2023, we paid payment processing fee to Tencent Group of RMB38.0 million, RMB27.8 million and RMB23.8 million (US$3.3 million), respectively. Tencent Group started to provide marketing service to us since 2020, which amounted to RMB487.1 million, RMB20.7 million and RMB79.5 million (US$11.2 million) in 2021, 2022 and 2023, respectively. In addition, Tencent Group provides cloud technology services to us, which amounted to RMB45.3 million, RMB35.3 million and RMB31.4 million (US$4.4 million) for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2021, 2022 and 2023, we had amount due to Tencent Group of RMB20.4 million, RMB11.6 million and RMB9.5 million (US$1.3 million), respectively.

We started to provide advertising services to Tencent Group in 2020, which amounted to RMB2.0 million, RMB1.0 million and RMB0.6 million (US$0.1 million) in 2021, 2022 and 2023, respectively. We had amount due from Tencent Group of RMB1.0 million, RMB357.8 thousand and RMB64.7 thousand (US$9.1 thousand) as of December 31, 2021, 2022 and 2023, respectively.

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

Form F-3 Registration Rights. Our shareholders may request us in writing to file an unlimited number of registration statements on Form F-3 if we qualify for registration on Form F-3. We have a right to defer filing of a registration statement for the period during which such filing would be materially detrimental to us or our members on the condition that we furnish to the holders requesting registration a certificate signed by our chief executive officer stating that in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such registration statement to be filed in the near future. However, we cannot exercise the deferral right more than once during any 12-month period for a period of not more than 60 days and cannot register any other securities during such 60-day period. We are obligated to effect no more than two demand registrations that have been declared effective within any 12-month period.

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

Item 8.Financial Information

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

On September 14, 2021, a complaint was filed in the U.S. District Court for the Southern District of New York, or the District Court, against our company and certain of our company’s executives and directors, as well as our authorized process agent in the U.S. and IPO underwriters, alleging violations of the Securities Act of 1933 in relation to our company’s IPO. The case is captioned Sandoz v. Waterdrop Inc. et al, 1:21-cv-07683-VSB. The plaintiff sought to represent all purchasers of our company’s American depositary shares in or traceable to the IPO. On December 8, 2021, the District Court appointed a lead plaintiff and approved a lead plaintiff counsel. On February 21, 2022, the lead plaintiff filed an amended complaint. On April 22, 2022, our company filed a motion to dismiss the amended complaint. On February 3, 2023, the District Court granted our motion to dismiss in its entirety and dismissed the amended complaint with prejudice. On March 6, 2023, the lead plaintiff filed a notice to appeal the District Court’s February 3, 2023 order and judgment to the U.S. Court of Appeals for the Second Circuit. On January 16, 2024, the U.S. Court of Appeals for the Second Circuit issued a summary order and judgment, affirming the District Court’s order and judgment. Also see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Regulatory actions, legal proceedings and customer complaints against us could harm our reputation and have a material adverse effect on our business, results of operations, financial condition and prospects.”

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

In March 2024, our board of directors approved a special cash dividend of US$0.04 per ADS or US$0.004 per ordinary share to shareholders of record as of the close of business on April 19, 2024. The payment date is expected to be on or around April 30, 2024 for holders of ordinary shares and on or around May 3, 2024 for holders of ADSs. The aggregate payment will amount to approximately US$15 million.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in mainland China for our cash requirements, including any payment of dividends to our shareholders. Regulations in mainland China may restrict the ability of our subsidiaries in mainland China to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Dividend Distribution.”

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

Item 9.The Offer and Listing

A.	Offering and Listing Details

Our ADSs have been listed on the New York Stock Exchange since May 7, 2021. Our ADSs trade under the symbol “WDH.” Each ADS represents ten of our Class A ordinary shares.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been listed on the New York Stock Exchange since May 7, 2021 under the symbol “WDH.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.Additional Information

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other;
●	evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of ordinary shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
●	a fee of such maximum sum as the New York Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Our current memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent out of authorized but unissued preferred shares. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association, our register of mortgages and charges, and special resolutions of our shareholders). However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our current memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Exclusive Forum. Unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than us. Any person or entity purchasing or otherwise acquiring any share or other securities in our company, or purchasing or otherwise acquiring American depositary shares issued pursuant to deposit agreements, shall be deemed to have notice of and consented to the provisions of this article. Without prejudice to the foregoing, if the provision in this article is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of articles of association shall not be affected and this article shall be interpreted and construed to the maximum extent possible to apply in the jurisdiction with whatever modification or deletion may be necessary so as best to give effect to our intention.

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

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) ”merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

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

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires (and is therefore incapable of ratification by the shareholder);
●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
●	those who control the company are perpetrating a “fraud on the minority.”

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

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange.”

E. Taxation

The following summary of the material Cayman Islands, mainland China and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon the laws and interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, mainland China and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of our ADSs or ordinary shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares and ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or the ADSs, nor will gains derived from the disposal of our ordinary shares or the ADSs be subject to Cayman Islands income or corporation tax.

Mainland China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of mainland China with a “de facto management body” within mainland China is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, which provides certain specific criteria for determining whether the “de facto management body” of a mainland China-controlled enterprise that is incorporated offshore is located in mainland China. Although this circular only applies to offshore enterprises controlled by mainland China enterprises or mainland China enterprise groups, not those controlled by mainland China individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to the circular, an offshore incorporated enterprise controlled by a mainland China enterprise or a mainland China enterprise group will be regarded as a mainland China tax resident by virtue of having its “de facto management body” in mainland China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in mainland China; and (iv) at least 50% of voting board members or senior executives habitually reside in mainland China.

We believe that Waterdrop Inc. is not a mainland China resident enterprise for mainland China tax purposes. Waterdrop Inc. is not controlled by a mainland China enterprise or mainland China enterprise group and we do not believe that Waterdrop Inc. meets all of the conditions above. Waterdrop Inc. is a company incorporated outside mainland China. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside mainland China. For the same reasons, we believe our other entities outside of mainland China are not mainland China resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the tax authorities in mainland China and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

If the PRC tax authorities determine that Waterdrop Inc. is a mainland China resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% mainland China tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within mainland China. It is unclear whether our non-mainland China individual shareholders (including the ADS holders) would be subject to any mainland China tax on dividends or gains obtained by such non-mainland China individual shareholders in the event we are determined to be a mainland China resident enterprise. If any mainland China tax were to apply to such dividends or gains, it would generally apply at a rate of 20% (and such mainland China tax may be withheld at source in the case of dividends). Any mainland China income tax liability may be reduced under applicable tax treaties. However, it is unclear whether non-mainland China shareholders of Waterdrop Inc. would in practice be able to obtain the benefits of any tax treaties between their country of tax residence and mainland China in the event that Waterdrop Inc. is treated as a mainland China resident enterprise.

Provided that our Cayman Islands holding company, Waterdrop Inc., is not deemed to be a mainland China resident enterprise, holders of the ADSs and ordinary shares who are not mainland China residents will not be subject to mainland China income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under Bulletin 7 and Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a mainland China resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee, or the mainland China entity which directly owns such taxable assets may report to the tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring mainland China tax. As a result, gains derived from such indirect transfer may be subject to mainland China enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a mainland China resident enterprise. However, sales of shares and ADSs by investors through a public stock exchange where such shares or ADSs are acquired on a public stock exchange are currently exempt from these indirect transfer rules under Bulletin 7 and Bulletin 37. We and our non-mainland China resident investors may be at risk of being required to file a return and being taxed under Bulletin 7 and Bulletin 37, and we may be required to expend valuable resources to comply with Bulletin 7 and Bulletin 37, or to establish that we should not be taxed under these circulars. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainties with respect to indirect transfers of equity interests in mainland China resident enterprises by their non-mainland China holding companies.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder (as defined below). This summary applies only to U.S. Holders that hold the ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of the ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;

●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar;
●	persons holding their ADSs or ordinary shares in connection with a trade or business conducted outside the United States;
●	persons that actually or constructively own 10% or more of our stock (by vote or value); or
●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the ADSs or ordinary shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of the ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs or ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in or organized under the law of the United States or any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the U.S. Internal Revenue Code of 1986, as amended.

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

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our ADSs, we believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2023, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” the gross amount of any distributions paid on the ADSs or ordinary shares (including the amount of any mainland China tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income”; provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a mainland China resident enterprise under the tax law in mainland China, we are eligible for the benefit of the United States-China income tax treaty, or the Treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period and other requirements are met. Our ADSs are currently listed on the New York Stock Exchange. We believe that the ADSs will be readily tradable on an established securities market in the United States for so long as our ADSs continue to be listed on the New York Stock Exchange. There can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in later years. Because the ordinary shares will not be listed on a U.S. exchange, we do not believe that dividends received with respect to ordinary shares that are not represented by ADSs will be treated as qualified dividends. Non-corporate U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or ordinary shares.

In the event that we are deemed to be a mainland China resident enterprise under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information—E. Taxation—Mainland China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether the ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation described in the preceding paragraph, provided that certain holding period and other requirements are met and that we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year.

For U.S. foreign tax credit purposes, dividends paid on the ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a mainland China resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to mainland China withholding taxes on dividends paid on the ADSs or ordinary shares (see “Item 10. Additional Information—E. Taxation—Mainland China Taxation”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, mainland China withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and we will likely be classified as a PFIC for our current taxable year ending December 31, 2024. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced rate of taxation on dividends with respect to our ADSs or ordinary shares under their particular circumstances.

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

As described in “Item 10. Additional Information—E. Taxation—Mainland China Taxation,” if we are deemed to be a mainland China resident enterprise under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or ordinary shares may be subject to mainland China income tax and will generally be U.S. source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as mainland China source income under the Treaty. Pursuant to the United States Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any mainland China tax imposed on the disposition of the ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the United States Treasury regulations.

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and we will likely be classified as a PFIC for our current taxable year ending December 31, 2024. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or ordinary shares under their particular circumstances.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;
●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, each, a “pre-PFIC year,” will be taxable as ordinary income; and
●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, and any of our subsidiaries, the VIEs or any of the subsidiaries of the VIEs is also a PFIC, which is a “lower-tier PFIC,” such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, the VIEs or any of the subsidiaries of the VIEs.

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

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

Item 11.Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

Substantially all of our net revenues and expenses are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs are traded in U.S. dollars.

The conversion of Renminbi into other currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against other currencies, at times significantly and unpredictably. The value of Renminbi against other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. It is difficult to predict how market forces or government policies may impact the exchange rate between Renminbi and other currencies in the future.

Concentration of credit risk

Details of the customers accounting for 10% or more of net operating revenue are as follows, including the amount of net operating revenue and as percentages of total net operating revenue for the periods presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB in		RMB in		RMB in
	thousands	%	thousands	%	thousands	%
Customer A	457,995	14.3	231,026	8.2	215,851	8.2
Customer B	367,434	11.5	320,660	11.4	112,403	4.3
Customer C	104,928	3.3	357,202	12.8	153,121	5.8
Customer D	429	0.0	83,167	3.0	199,584	7.6
Total	930,786	29.1	992,055	35.4	680,959	25.9

Details of the customers which accounted for 10% or more of accounts receivable and contract assets are as follows, including the amount of accounts receivable and contract assets and as percentages of total accounts receivable and contract assets for the periods presented:

	As of December 31,
	2022		2023
	RMB in		RMB in
	thousands	%	thousands	%
Customer A	78,775	6.4	93,947	6.7
Customer B	151,033	12.3	21,952	1.6
Customer C	232,259	18.9	128,749	9.2
Customer D	58,028	4.7	168,394	12.0
Total	520,095	42.3	413,042	29.5

We perform ongoing credit evaluations of our customers and generally do not require collateral on accounts receivable.

Item 12.Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees

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

Up to US$0.05 per ADS (or fraction thereof) converted

As an ADS holder, you are also responsible to pay certain charges, such as:

●	taxes (including applicable interest and penalties) and other governmental charges;
●	the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;
●	certain cable, telex and facsimile transmission and delivery expenses;
●	the fees, expenses, spreads, taxes and other charges of the depositary and/or service providers (which may be a division, branch or affiliate of the depositary) in the conversion of foreign currency;

●	the reasonable and customary out-of-pocket expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, ADSs and ADRs; and
●	the fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program.

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

Fees and Other Payments Made by the Depositary to Us

The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time. Responsibility for payment of such fees, charges and reimbursements may from time to time be changed by agreement between us and the depositary. In the year ended December 31, 2023, we received payment of US$1.5 million from the depositary for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

PART II

Item 13.Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

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

For the period from May 6, 2021, the date that the registration statement was declared effective by the SEC, to December 31, 2023, we used approximately US$200 million of the net proceeds from our IPO to enhance and expand our operations in healthcare service and insurance business, for research and development and general corporate purposes.

There is no material change in the use of proceeds as described in the registration statement.

Item 15.Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and vice president of finance, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2023. Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Based upon that evaluation, our management, with the participation of our chief executive officer and vice president of finance, has concluded that our disclosure controls and procedures were effective as of December 31, 2023.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, it used the criteria established within the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework). We completed the acquisition of 60% of the equity interest of Shenlanbao during the year ended December 31, 2023. As permitted by applicable rules and regulations, we have excluded Shenlanbao from our evaluation of internal control over financial reporting as of December 31, 2023. Shenlanbao constituted 3.1% and 3.5%, respectively, of total assets and total net revenues of the consolidated financial statement amounts as of and for the year ended December 31, 2023. Based on this assessment, our management has concluded that, as of December 31, 2023, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. As a company with less than US$1.235 billion in revenues for fiscal year of 2023, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.

Item 16A.Audit Committee Financial Expert

Our board of directors has determined that Mr. Heping Feng, an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

Item 16B.Code of Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in April 2021. We have posted a copy of our code of business conduct and ethics on our website at ir.waterdrop-inc.com.

Item 16C.Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal external auditors, for the periods indicated.

	2022		2023

	(in thousands)
Audit fees(1)	US$	1,502	US$	1,635
Audit-related fees(2)	US$	670	US$	—
All other fees(3)	US$	18	US$	11
(1)

“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2022 and 2023, the audit refers to financial audit.

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

Item 16D.Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On September 8, 2022, we announced a share repurchase program, pursuant to which we were authorized to repurchase our own ordinary shares, in the form of ADSs, with an aggregate value of up to US$80 million during the 12-month period effective from September 8, 2022. By the completion of this share repurchase program in September 2023, we had purchased a total of 32,993,208 ADSs for an aggregate consideration of US$79.2 million. On September 6, 2023, we announced a new share repurchase program, pursuant to which we were authorized to repurchase our own ordinary shares, in the form of ADSs, with an aggregate value of up to US$50 million during the 12-month period effective from September 6, 2023. As of March 31, 2024, we had purchased an aggregate of 3,364,578 ADSs at an aggregate consideration of US$3.9 million on the open market under this share repurchase program.

The following table sets forth information about our repurchases made in the year 2023 and the first three months of 2024 under the two share repurchase programs described above.

				(d) Maximum
				Dollar Value of
			(c) Total	ADSs that May
			Number of ADSs	Yet be
			Purchased as	Purchased
			Part of Publicly	Under the Share
	(a) Total	(b) Average	Announced	Repurchase
	Number of ADSs	Price Paid per	Share Repurchase	Programs (US$ in
Period	Purchased	ADS (US$)	Programs	thousands)
January 1 – January 31, 2023	2,597,603	3.00	11,033,060	67,263
February 1 – February 28, 2023	3,786,000	3.07	14,819,060	55,646
March 1 – March 31, 2023	4,324,000	2.96	19,143,060	42,860
April 1 – April 30, 2023	3,637,000	2.94	22,780,060	32,158
May 1 – May 31, 2023	2,127,831	2.78	24,907,891	26,234
June 1 – June 30, 2023	2,929,570	2.33	27,837,461	19,405
July 1 – July 31, 2023	5,930,000	1.98	33,767,461	7,660
August 1 – August 31, 2023	3,754,475	1.69	37,521,936	1,333
September 1 – September 7, 2023	379,660	1.54	37,901,596	750
September 8 – September 30, 2023	414,855	1.25	38,316,451	49,483
October 1 – October 31, 2023	45,938	1.06	38,362,389	49,434
November 1 – November 30, 2023	106,881	1.18	38,469,270	49,308
December 1 – December 31, 2023	289,809	1.09	38,759,079	48,992
January 1 – January 31, 2024	408,467	1.01	39,167,546	48,580
February 1 – February 29, 2024	559,628	1.10	39,727,174	47,962
March 1 – March 31, 2024	1,539,000	1.21	41,266,174	46,099
Total	32,830,717	2.38	41,266,174	N/A

Item 16F.Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.Corporate Governance

As a Cayman Islands company listed on the NYSE, we are subject to the listing standards of the NYSE. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE listing standards. To the extent that we choose to follow home country practice, our shareholders may be afforded less protection than they otherwise would under the NYSE listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE listing standards.” We opt to follow home country practice with respect to the frequency of holding annual general meeting of shareholders. Section 302.00 of NYSE Listed Company Manual requires that companies listing common stock or voting preferred stock and their equivalents are required to hold an annual shareholders’ meeting for the holders of such securities during each fiscal year. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, provided a letter to the NYSE certifying that under Cayman Islands law, we are not required to hold annual shareholders meetings every year. We followed home country practice and did not hold an annual meeting of shareholders in 2023. We may, however, hold annual shareholders’ meetings in the future.

We are a “controlled company” as defined under the NYSE’s corporate governance rules because Mr. Peng Shen, our chairman of the board of directors and chief executive officer, owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. Currently, we rely on the exemption with respect to the requirements that (i) a majority of our board of directors be independent directors, (ii) our nominating committee be composed entirely of independent directors, and (iii) our compensation committee be composed entirely of independent directors. We may choose to reply on additional exemptions in the future. To the extent that we choose to rely on exemptions to the NYSE’s corporate governance rules, our shareholders may not be afforded the same protection that they would otherwise enjoy under these exempted NYSE corporate governance listing standards.

Item 16H.Mine Safety Disclosure

Not applicable.

Item 16I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J.Insider Trading Policies

Not applicable.

Item 16K. Cybersecurity

Risk Management and Strategy

We have implemented robust processes for assessing, identifying and managing material risks from cybersecurity threats and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have developed a comprehensive cybersecurity threat defense system to address both internal and external threats. This system encompasses various levels, including network, host and application security and incorporates systematic security capabilities for threat defense, monitoring, analysis, response, deception and countermeasures. We strive to manage cybersecurity risks and protect sensitive information through various means, such as technical safeguards, procedural requirements, an intensive program of monitoring on our corporate network, continual testing of aspects of our security posture internally, and with outside vendors, a robust incident response program and regular cybersecurity awareness training for employees. We collaborate with a leading third-party cloud service provider to store our material operational data and business system, following the industry-recognized or national cybersecurity standards. We have implemented a set of procedures to ensure effective management of the cybersecurity risks associated with the use of third-party service providers. These procedures include, but are not limited to, conducting cybersecurity assessments and tracking the capabilities and qualifications of third-party security service providers through our supplier assessment process. Our IT department regularly monitors the performance of our app, platform and infrastructure to enable us to respond quickly to potential problems, including potential cybersecurity threats.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our nominating and corporate governance committee is responsible for overseeing our cybersecurity risk management. Our nominating and corporate governance committee shall (i) maintain oversight of the disclosure related to cybersecurity matters in periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and relevant disclosure issues, if any, presented by our chief executive officer, vice president of finance and the head of research and development who has over 15 years of experience as cybersecurity officer in large technology companies and extensive knowledge and skills in security product development, security risk management and security compliance, or together, the Cybersecurity Risk Management Officers, on a quarterly basis, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our Cybersecurity Risk Management Officers.

At management level, our Cybersecurity Risk Management Officers are responsible for assessing, identifying and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. Our Cybersecurity Risk Management Officers shall maintain oversight of the disclosure related to cybersecurity matters in current reports of our company. Our Cybersecurity Risk Management Officers report to our nominating and corporate governance committee (i) on a quarterly basis on updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and relevant disclosure issues, if any, and (ii) on disclosure concerning cybersecurity matters in our annual report on Form 20-F.

If a cybersecurity incident occurs, our Cybersecurity Risk Management Officers will promptly organize personnel for internal assessment and if it is determined that the incident could potentially be a material cybersecurity event, our Cybersecurity Risk Management Officers will promptly report the incident and assessment results to our disclosure committee, our nominating and corporate governance committee, and other members of senior management and external legal counsel, to the extent appropriate. Our Cybersecurity Risk Management Officers shall prepare disclosure material on the cybersecurity incident for review and approval by the disclosure committee and our nominating and corporate governance committee, and other members of senior management (if necessary), before it is disseminated to the public.

PART III

Item 17.Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.Financial Statements

The consolidated financial statements of Waterdrop Inc., its subsidiaries and its consolidated variable interest entities are included at the end of this annual report.

Item 19.Exhibits

Exhibit Number	Description of Document
1.1

Seventh Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated hereby reference to Exhibit 4.1 to the registration statement on Form S-8 (File No. 333-261408) filed with the Securities and Exchange Commission on November 30, 2021)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2

Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated hereby reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-255298), as amended initially filed with the Securities and Exchange Commission on April 16, 2021)

2.3

Deposit Agreement, dated May 6, 2021, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder (incorporated hereby reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-261408) filed with the Securities and Exchange Commission on November 30, 2021)

2.4*	Fifth Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated November 20, 2020

2.5	Description of Securities (incorporated hereby reference to Exhibit 2.5 to the Form 20-F (File No. 001-40376) filed with the Securities and Exchange Commission on April 28, 2022)

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
4.5

English translation of the executed form of the Powers of Attorney granted by shareholders of Zongqing Xiangqian, as currently in effect, and a schedule of all executed Powers of Attorney adopting the same form (incorporated hereby reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.6

English translation of the Loan Agreement among Waterdrop Technology and shareholders of Zongqing Xiangqian dated November 27, 2019 (incorporated hereby reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.7

English translation of the Equity Interest Pledge Agreement among Waterdrop Technology, Zongqing Xiangqian and shareholders of Zongqing Xiangqian dated November 27, 2019 (incorporated hereby reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.8

English translation of the Exclusive Business Cooperation Agreement between Waterdrop Technology and Zongqing Xiangqian dated November 2, 2018 (incorporated hereby reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-255298), as amended initially filed with the Securities and Exchange Commission on April 16, 2021)

4.9

English translation of the Exclusive Option Agreement among Waterdrop Technology, Zongqing Xiangqian and shareholders of Zongqing Xiangqian dated November 27, 2019 (incorporated hereby reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.10

English translation of the executed form of the Spousal Consent Letter granted by the spouse of each shareholder of Zongqing Xiangqian, as currently in effect, and a schedule of all executed Spousal Consent Letters adopting the same form (incorporated hereby reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.11

English translation of the Powers of Attorney granted by the shareholder of Shuidi Hubao dated November 2, 2018 (incorporated hereby reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.12

English translation of the Equity Interest Pledge Agreement among Waterdrop Technology, Shuidi Hubao and the shareholder of Shuidi Hubao dated November 2, 2018 (incorporated hereby reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.13

English translation of the Exclusive Business Cooperation Agreement between Waterdrop Technology and Shuidi Hubao dated November 2, 2018 (incorporated hereby reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.14

English translation of the Exclusive Option Agreement among Waterdrop Technology, Shuidi Hubao and the shareholder of Shuidi Hubao dated November 2, 2018 (incorporated hereby reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.15

English translation of the Spousal Consent Letter granted by the spouse of the shareholder of Shuidi Hubao dated November 2, 2018 (incorporated hereby reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

Exhibit Number	Description of Document
4.16

English translation of the executed form of the Powers of Attorney granted by shareholders of Shuidi Hulian, as currently in effect, and a schedule of all executed Powers of Attorney adopting the same form (incorporated hereby reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.17

English translation of the Equity Interest Pledge Agreement among Waterdrop Technology, Shuidi Hulian and shareholders of Shuidi Hulian dated July 31, 2019 (incorporated hereby reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.18

English translation of the Exclusive Business Cooperation Agreement between Waterdrop Technology and Shuidi Hulian dated July 31, 2019 (incorporated hereby reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.19

English translation of the Exclusive Option Agreement among Waterdrop Technology, Shuidi Hulian and shareholders of Shuidi Hulian dated July 31 2019 (incorporated hereby reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-255298) as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.20

English translation of the executed form of the Spousal Consent Letter granted by the spouse of each shareholder of Shuidi Hulian, as currently in effect, and a schedule of all executed Spousal Consent Letters adopting the same form (incorporated hereby reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.21

English translation of the executed form of the Powers of Attorney granted by shareholders of Zhuiqiu Jizhi, as currently in effect, and a schedule of all executed Powers of Attorney adopting the same form (incorporated hereby reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.22

English translation of the Loan Agreement among Waterdrop Technology and shareholders of Zhuiqiu Jizhi dated October 28, 2019 (incorporated hereby reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.23

English translation of the Equity Interest Pledge Agreement among Waterdrop Technology, Zhuiqiu Jizhi and shareholders of Zhuiqiu Jizhi dated October 28, 2019 (incorporated hereby reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.24

English translation of the Exclusive Business Cooperation Agreement between Waterdrop Technology and Zhuiqiu Jizhi dated October 25, 2019 (incorporated hereby reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.25

English translation of the Exclusive Option Agreement among Waterdrop Technology, Zhuiqiu Jizhi and shareholders of Zhuiqiu Jizhi dated October 28, 2019 (incorporated hereby reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

Exhibit Number	Description of Document

4.26

English translation of the executed form of the Spousal Consent Letter granted by the spouse of each shareholder of Zhuiqiu Jizhi, as currently in effect, and a schedule of all executed Spousal Consent Letters adopting the same form (incorporated hereby reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.27

English translation of the Exclusive Business Cooperation Agreement between Waterdrop Technology and Guangmu Weichen dated December 8, 2021 (incorporated hereby reference to Exhibit 4.27 to the Form 20-F (File No. 001-40376) filed with the Securities and Exchange Commission on April 29, 2022)

4.28

English translation of the Exclusive Option Agreement among Waterdrop Technology, Guangmu Weichen and shareholders of Guangmu Weichen dated December 8, 2021 (incorporated hereby reference to Exhibit 4.28 to the Form 20-F (File No. 001-40376) filed with the Securities and Exchange Commission on April 28, 2022)

4.29

English translation of the Equity Interest Pledge Agreement among Waterdrop Technology, Guangmu Weichen and shareholders of Guangmu Weichen dated December 8, 2021 (incorporated hereby reference to Exhibit 4.29 to the Form 20-F (File No. 001-40376) filed with the Securities and Exchange Commission on April 28, 2022)

4.30

English translation of the Powers of Attorney granted by Ms. Xiaolei Sun dated December 8, 2021 (incorporated hereby reference to Exhibit 4.30 to the Form 20-F (File No. 001-40376) filed with the Securities and Exchange Commission on April 28, 2022)

4.31

English translation of the Powers of Attorney granted by Ms. Nian Liu dated December 8, 2021 (incorporated hereby reference to Exhibit 4.31 to the Form 20-F (File No. 001-40376) filed with the Securities and Exchange Commission on April 28, 2022)

4.32

English translation of the Spousal Consent Letter granted by the spouse of Ms. Nian Liu dated December 8, 2021 (incorporated hereby reference to Exhibit 4.32 to the Form 20-F (File No. 001-40376) filed with the Securities and Exchange Commission on April 28, 2022)

4.33*†	English translation of the Share Transfer Agreement among Zongqing Xiangqian and shareholders of Shenzhen Cunzhen Qiushi Technology Co., Ltd. dated June 9, 2023

8.1*	List of Significant Subsidiaries of the Registrant and VIEs

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated hereby reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm

15.2*	Consent of Han Kun Law Offices

Exhibit Number	Description of Document
97.1*	Clawback Policy of the Registrant

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Scheme Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set
*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.
†

Portions of this exhibit have been omitted in reliance of the revised Item 601 of Regulation S-K. The registrant hereby undertakes to furnish copies of any of the omitted portions upon request by the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Waterdrop Inc.

By:	/s/ Peng Shen
	Name:	Peng Shen
	Title:	Chairman of the Board of Directors
and Chief Executive Officer

Date: April 25, 2024

WATERDROP INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF WATERDROP INC.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Waterdrop Inc., and its subsidiaries (the “Company”) as of December 31, 2022 and 2023, the related consolidated statements of comprehensive (loss)/income, changes in shareholders’ (deficit)/equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes and the financial statement schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

April 25, 2024

We have served as the Company’s auditor since 2020.

WATERDROP INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2022	2023
	RMB	RMB	US$
			(Note 2)
Assets
Current assets
Cash and cash equivalents	1,574,171	396,905	55,903
Restricted cash	517,364	577,121	81,286
Short-term investments	2,130,377	2,996,527	422,052
Accounts receivable, net of allowance of RMB10,261 and RMB19,263 (US$2,713) as of December 31, 2022 and 2023, respectively	675,796	693,110	97,623
Current contract assets	450,085	572,871	80,687
Amount due from related parties	358	65	9
Prepaid expense and other assets	342,468	189,846	26,738
Total current assets	5,690,619	5,426,445	764,298
Non-current assets
Non-current contract assets	103,591	134,383	18,927
Property, equipment and software, net	31,397	33,878	4,772
Intangible assets, net	56,614	177,407	24,987
Long-term investments	11,969	211,758	29,825
Right of use assets, net	18,447	59,851	8,430
Deferred tax assets	6,166	24,190	3,407
Goodwill	3,420	80,751	11,374
Total non-current assets	231,604	722,218	101,722
Total assets	5,922,223	6,148,663	866,020

The accompanying notes are an integral part of these consolidated financial statements.

WATERDROP INC.

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2022	2023
	RMB	RMB	US$
			(Note 2)
Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities
Amount due to related parties (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB44 and RMB nil as of December 31, 2022 and 2023, respectively)	11,553	9,509	1,339
Insurance premium payables (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB516,661 and RMB591,953 as of December 31, 2022 and 2023, respectively)	516,661	591,953	83,375
Accrued expenses and other current liabilities (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB453,996 and RMB490,698 as of December 31, 2022 and 2023, respectively)	584,123	597,684	84,182
Short-term loans	—	137,557	19,374
Current lease liabilities (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB9,122 and RMB10,114 as of December 31, 2022 and 2023, respectively)	9,354	32,908	4,635
Total current liabilities	1,121,691	1,369,611	192,905
Non-current liabilities
Non-current lease liabilities (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB4,701 and RMB3,626 as of December 31, 2022 and 2023, respectively)	4,701	27,293	3,844
Deferred tax liabilities (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB29,278 and RMB72,880 as of December 31, 2022 and 2023, respectively)	29,703	73,305	10,325
Total non-current liabilities	34,404	100,598	14,169
Total liabilities	1,156,095	1,470,209	207,074
Commitments and contingencies (Note 21)
Mezzanine Equity
Redeemable non-controlling interests	—	92,760	13,065
Shareholders’ equity
Ordinary shares (US$0.000005 par value; 10,000,000,000 shares authorized, 8,900,000,000 Class A ordinary shares authorized, 3,206,653,701 and 3,282,256,521 Class A ordinary shares issued as of December 31, 2022 and 2023, respectively, 3,108,040,681 and 2,899,717,031 Class A ordinary shares outstanding as of December 31, 2022 and 2023, respectively; 1,000,000,000 Class B ordinary shares authorized, 801,904,979 Class B ordinary shares issued and outstanding as of December 31, 2022 and 2023)	135	139	20
Treasury stock	(3)	(12)	(2)
Additional paid-in capital	7,384,670	7,003,423	986,411
Accumulated other comprehensive income	108,245	144,107	20,297
Accumulated deficit	(2,726,919)	(2,561,963)	(360,845)
Total shareholders’ equity	4,766,128	4,585,694	645,881
Total liabilities, mezzanine equity and shareholders’ equity	5,922,223	6,148,663	866,020

The accompanying notes are an integral part of these consolidated financial statements.

WATERDROP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(All amounts in thousands, except for share and per share data, or otherwise noted)

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				(Note 2)
Operating revenue, net	3,205,914	2,801,768	2,630,707	370,527
Operating costs and expenses
Operating costs	(1,054,475)	(1,019,362)	(1,195,544)	(168,389)
Sales and marketing expenses	(3,104,769)	(624,478)	(740,451)	(104,290)
General and administrative expenses	(530,522)	(388,651)	(402,395)	(56,676)
Research and development expenses	(378,990)	(291,290)	(299,060)	(42,122)
Total operating costs and expenses	(5,068,756)	(2,323,781)	(2,637,450)	(371,477)
Operating (loss)/profit	(1,862,842)	477,987	(6,743)	(950)
Other income
Interest income	48,662	81,713	136,043	19,161
Foreign currency exchange gain	9,349	4,064	4,342	612
Others, net	9,764	66,929	30,598	4,310
(Loss)/profit before income tax	(1,795,067)	630,693	164,240	23,133
Income tax benefit/(expense)	220,987	(22,976)	(555)	(78)
Net (loss)/profit	(1,574,080)	607,717	163,685	23,055
Preferred shares redemption value accretion	(152,287)	—	—	—
Net loss attributable to mezzanine equity classified as non-controlling interests shareholders	—	—	(3,536)	(498)
Net (loss)/profit attributable to ordinary shareholders	(1,726,367)	607,717	167,221	23,553
Other comprehensive (loss)/income
Foreign currency translation adjustment	(36,640)	129,563	37,413	5,270
Unrealized gains/(loss) on available for sale investments, net of tax	192	174	(1,551)	(218)
Total comprehensive (loss)/income	(1,610,528)	737,454	199,547	28,107
Total comprehensive loss attributable to mezzanine equity classified as non-controlling interests shareholders	—	—	(3,536)	(498)
Total comprehensive (loss)/income attributable to ordinary shareholders	(1,610,528)	737,454	203,083	28,605
Weighted average number of ordinary shares used in computing net (loss)/profit per share
Basic	2,990,507,749	3,921,388,720	3,769,679,736	3,769,679,736
Diluted	2,990,507,749	4,022,467,160	3,880,861,496	3,880,861,496
Net (loss)/profit per share attributable to ordinary shareholders
Basic	(0.58)	0.15	0.04	0.01
Diluted	(0.58)	0.15	0.04	0.01

The accompanying notes are an integral part of these consolidated financial statements.

WATERDROP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’

(DEFICIT)/EQUITY

(All amounts in thousands, except for share and per share data, or otherwise noted)

						Accumulated
					Additional	other		Total
	Ordinary shares		Treasury stock		paid-in	comprehensive	Accumulated	shareholders’
	Number	Amount	Number	Amount	capital	income/(loss)	deficit	(deficit)/equity
		RMB		RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2021	1,203,526,000	41	—	—	—	14,956	(1,672,021)	(1,657,024)
Preferred shares redemption value accretion	—	—	—	—	(63,752)	—	(88,535)	(152,287)
Share-based payment compensation	—	—	—	—	283,291	—	—	283,291
Issuance of ordinary shares, net of issuance cost upon initial public offering (Note 16)	300,000,000	10	—	—	2,133,427	—	—	2,133,437
Conversion of convertible redeemable preferred shares upon initial public offering (Note 17)	2,437,739,290	83	—	—	4,989,540	—	—	4,989,623
Share repurchase	—	—	(13,606,230)	—	(16,546)	—	—	(16,546)
Exercise of share options (Note 18)	15,142,550	—	—	—	3,460	—	—	3,460
Net loss for the year	—	—	—	—	—	—	(1,574,080)	(1,574,080)
Other comprehensive loss	—	—	—	—	—	(36,448)	—	(36,448)
Balance at December 31, 2021	3,956,407,840	134	(13,606,230)	—	7,329,420	(21,492)	(3,334,636)	3,973,426
Share-based payment compensation	—	—	—	—	112,026	—	—	112,026
Share repurchase	—	—	(70,748,340)	(3)	(67,019)	—	—	(67,022)
Exercise of share options and restricted share units vested (Note 18)	37,892,390	1	—	—	10,243	—	—	10,244
Net profit for the year	—	—	—	—	—	—	607,717	607,717
Other comprehensive income	—	—	—	—	—	129,737	—	129,737
Balance at December 31, 2022	3,994,300,230	135	(84,354,570)	(3)	7,384,670	108,245	(2,726,919)	4,766,128
Cumulative effect of change in accounting principle	—	—	—	—	—	—	(2,265)	(2,265)
Share-based payment compensation	—	—	—	—	133,869	—	—	133,869
Share repurchase	—	—	(303,236,220)	(10)	(526,015)	—	—	(526,025)
Exercise of share options and restricted share units vested (Note 18)	66,877,290	4	28,035,280	1	10,899	—	—	10,904
Net profit attributable to ordinary shareholders	—	—	—	—	—	—	167,221	167,221
Other comprehensive income	—	—	—	—	—	35,862	—	35,862
Balance at December 31, 2023	4,061,177,520	139	(359,555,510)	(12)	7,003,423	144,107	(2,561,963)	4,585,694

The accompanying notes form an integral part of these consolidated financial statements.

WATERDROP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				(Note 2)
Cash flows from operating activities:
Net (loss)/profit	(1,574,080)	607,717	163,685	23,055
Adjustments to reconcile net (loss)/profit to net cash used in operating activities:
Depreciation of property, equipment and software	17,906	22,837	13,417	1,889
Amortization of intangible assets	186	139	138	19
Share-based compensation expense	226,161	112,026	133,869	18,855
Loss from disposal of property and equipment	548	1,378	1,560	220
Loss from disposals of subsidiaries	252	—	2,169	306
Loss from early termination of lease	—	2,173	—	—
Allowance for doubtful debts	—	23,501	9,635	1,357
Impairment loss and others	40,501	(9,737)	(21,060)	(2,966)
Changes in operating assets and liabilities:
Accounts receivable	(104,052)	(42,819)	20,254	2,853
Contract assets	255,050	39,824	(99,881)	(14,068)
Prepaid expense and other assets	254,815	85,101	149,944	21,119
Amount due from/to related parties	10,424	(8,205)	(1,751)	(247)
Deferred revenue	(21,214)	(803)	—	—
Insurance premium payables	77,702	(168,367)	75,292	10,605
Deferred tax assets	(11,840)	5,674	(15,495)	(2,182)
Deferred tax liabilities	(213,121)	16,152	13,352	1,881
Accrued expenses and other current liabilities	(52,025)	85,024	(43,542)	(6,133)
Right of use assets, net	1,613	28,615	(36,716)	(5,171)
Operating lease liabilities	(5,478)	(34,525)	41,646	5,866
Net cash (used in)/provided by operating activities	(1,096,652)	765,705	406,516	57,258
Cash flows from investing activities:
Purchase of property, equipment and software	(35,659)	(11,884)	(13,522)	(1,905)
Disposal of property, equipment and software	27	902	227	32
Purchase of intangible assets	(816)	—	—	—
Purchase of short-term investments	(13,054,640)	(17,083,380)	(11,445,715)	(1,612,095)
Proceeds from maturity of short-term investments	12,253,325	17,023,969	10,683,916	1,504,798
Prepaid investments	—	(69,426)	—	—
Purchase of long-term investments	(9,900)	—	(200,668)	(28,263)
Acquisitions of subsidiaries, net of cash acquired	765	—	(195,905)	(27,593)
Disposal of subsidiaries, net of cash disposed	—	—	(1,293)	(182)
Net cash used in investing activities	(846,898)	(139,819)	(1,172,960)	(165,208)

The accompanying notes form an integral part of these consolidated financial statements.

WATERDROP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				(Note 2)
Cash flows from financing activities:
Proceeds from initial public offering, net of offering cost	2,133,437	—	—	—
Proceeds from short-term loans	—	—	167,196	23,549
Repayment of short-term loans	—	—	(30,100)	(4,239)
Proceeds from exercise of share option	2,971	9,729	11,710	1,649
Payment for share repurchase	(16,546)	(67,022)	(526,025)	(74,089)
Principal payments under finance lease obligation	(192)	(164)	(19)	(3)
Net cash provided by/(used in) financing activities	2,119,670	(57,457)	(377,238)	(53,133)
Effect of exchange rate changes on cash and cash equivalents	(14,086)	37,723	26,173	3,685
Net increase/(decrease) in cash and cash equivalents and restricted cash	162,034	606,152	(1,117,509)	(157,398)
Total cash and cash equivalents and restricted cash at beginning of year	1,323,349	1,485,383	2,091,535	294,587
Total cash and cash equivalents and restricted cash at end of year	1,485,383	2,091,535	974,026	137,189
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	817,719	1,574,171	396,905	55,903
Restricted cash	667,664	517,364	577,121	81,286
Total cash and cash equivalents and restricted cash at end of year	1,485,383	2,091,535	974,026	137,189
Supplemental disclosure of cash flow information
Cash paid for income tax	2,532	1,701	1,281	180
Cash paid for interest	—	—	236	33
Supplemental disclosure of non-cash investing and financing activities
Accrued expenses and other current liabilities related to purchase of property and equipment	71	38	—	—

The accompanying notes form an integral part of these consolidated financial statements.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

1.Principal activities and reorganization

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

The WFOE entered into a series of contractual arrangements (see Note 2(c)) in November 2018 with Zongqing Xiangqian and Shuidi Hubao and their respective shareholders. In July 2019, the WFOE further entered into a series of contractual arrangements (see Note 2(c)) with Shuidi Hulian and their respective shareholders. The series of contractual agreements include a power of attorney, an exclusive call option agreement, an equity pledge agreement, an exclusive business cooperation agreement, and a spouse consent agreement. The Group believes that these contractual agreements would enable the WFOE to (1) have power to direct the activities that most significantly affects the economic performance of the VIE and its subsidiaries and (2) receive the economic benefits of the VIE and its subsidiaries that could be significant to them. Accordingly, the Group believes that the WFOE is the primary beneficiary of the VIE and its subsidiaries.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

1.Principal activities and reorganization (continued)

As of December 31, 2023, the Company’s major subsidiaries, consolidated VIEs and principal subsidiary of VIEs are as follows:

			Percentage
			Of Direct
	Date of	Date of	or Indirect
	Incorporation/	Incorporation/	Economic
Name of Company	Establishment	Establishment	Interest	Principal Activities
Principal Subsidiaries
Waterdrop Group HK Limited (“Waterdrop HK”)	May 31, 2018	Hong Kong	100%	Investment holding
Waterdrop Technology	October 17, 2018	PRC	100%	Research and development service for the Group
VIEs and their principal subsidiaries
Zongqing Xiangqian	August 2, 2013	PRC	100%	Operating management service for the Group
Shuidi Hubao	December 12, 2016	PRC	100%	Medical crowdfunding platform services
Shuidi Hulian	December 12, 2016	PRC	100%	Mutual aid platform services1
Shuidi Insurance Brokerage Co., Ltd	October 19, 2012	PRC	100%	Insurance brokerage services
Beijing Yifan Fengshun Medical Technology Co., Ltd	December 18, 2020	PRC	100%	Digital clinical trial solution
1	The business was terminated in March, 2021.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.Summary of Significant Accounting Policies

(a)Basis of Presentation

The Group’s consolidated financial statements as of December 31, 2022 and 2023 and during the years ended December 31, 2021, 2022 and 2023 are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and related disclosures. Actual results may differ from those estimates. Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

(b)Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year’s presentation. These reclassifications had no impact on net income/(loss), shareholders’ equity, or cash flows as previously reported.

(c)Basis of Consolidation

The consolidated financial statements include the financial information of the Company, its wholly-owned subsidiaries and its VIEs and VIEs’ subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

Consolidation through contractual agreements:

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

2.Summary of Significant Accounting Policies (continued)

(c)Basis of Consolidation (continued)

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

2.Summary of Significant Accounting Policies (continued)

(c)Basis of Consolidation (continued)

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

The Group believes that the contractual arrangements with the VIEs are in compliance with PRC laws and are legally enforceable. However, uncertainties in the PRC legal system could limit the Group’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke or refuse to grant or renew the Group’s business and operating licenses;
●	restrict or prohibit related party transactions between the wholly-owned subsidiaries of the Group and the VIEs;
●	impose fines, confiscate income or other requirements which the Group may find difficult or impossible to comply with;
●	require the Group to alter, discontinue or restrict its operations;
●	restrict or prohibit the Group’s ability to finance its operations;
●	place restrictions on the Group’s right to collect revenues;
●	shut down the Group’s servers or blocking the Group’s app/websites; or
●	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

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

2.Summary of Significant Accounting Policies (continued)

(c)Basis of Consolidation (continued)

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and their subsidiaries, which are included in the Group’s consolidated financial statements. Transactions between the VIEs and their subsidiaries are eliminated in the balances presented below:

	As of December 31,
	2022	2023
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	391,175	119,319
Restricted cash	517,364	577,121
Short-term investments	—	558,299
Accounts receivable, net of allowance of RMB10,199 and RMB19,140 (US$2,696) as of December 31, 2022 and 2023, respectively	586,373	570,942
Current contract assets	450,085	570,621
Other current assets	232,412	151,491
Total current assets	2,177,409	2,547,793
Non-current assets
Non-current contract assets	103,591	133,318
Intangible assets, net	53,192	174,113
Deferred tax assets	6,166	24,190
Goodwill	3,420	80,751
Other non-current assets	32,720	32,438
Total non-current assets	199,089	444,810
Total assets	2,376,498	2,992,603
LIABILITIES
Current liabilities
Insurance premium payables	516,661	591,953
Accrued expenses and other current liabilities	453,996	490,698
Amount due to related parties	44	—
Current lease liabilities	9,122	10,114
Total current liabilities	979,823	1,092,765
Total non-current liabilities	33,979	76,506
Total liabilities	1,013,802	1,169,271

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Operating revenue, net	3,193,807	2,623,738	2,331,678
Net (loss)/income	(505,603)	1,210,591	697,935
Net cash (used in)/provided by operating activities	(240,527)	1,285,615	804,351
Net cash (used in)/provided by investing activities	(99,240)	347,543	(681,995)
Net cash used in financing activities	—	—	—

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

2.Summary of Significant Accounting Policies (continued)

(c)Basis of Consolidation (continued)

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

(d)Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates reflected in the Group’s financial statements are estimates and judgments applied in the revenue recognition, determination of the stand-alone selling price of performance obligations, realization of deferred tax assets, allowance for doubtful account including expected credit losses, valuation of acquired identifiable assets, valuation of redeemable non-controlling interests and valuation of share- based compensation arrangements. Actual results could differ from such estimates.

(e)Comprehensive Income and Foreign Currency Translation

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

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.Summary of Significant Accounting Policies (continued)

(f)Convenience Translation

The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars (“US$” or “USD”) using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders’ deficit and cash flows from RMB into USD as of and for the year ended December 31, 2023 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.0999 , representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 29, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2023, or at any other rate.

(g)Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which have original maturities less than three months. The Group considers all highly liquid investments with stated maturity dates of three months or less from the date of purchase to be cash equivalents.

(h)Restricted Cash

Restricted cash mostly include premiums received from certain insured collected by the Group in a fiduciary capacity until disbursed to the appropriate insurance companies and amounted to RMB507,164 and RMB561,798 as of December 31, 2022 and 2023. Restricted cash also included guarantee deposits required by China Banking and Insurance Regulatory Commission in order to protect from insurance premium appropriation by the insurance broker and guarantee deposit related to foreign exchange settlement contracts.

(i)Short-term Investments

i.Investment - Debt Securities

Short-term investments mainly include structured deposits, time deposits and other wealth management products. Structured deposits are certain deposits with variable interest rates indexed to performance of underlying assets, which contain an embedded derivatives component. Prior to 2023, the Group bifurcated and subsequently measured at fair value in accordance with ASC 815-Derivatives and Hedging (“ASC 815”), while the host instrument is accounted for as held-to-maturity or available-for-sale. Starting from 2023, the Group elects the fair value option to record wealth management products with variable interest rates and deposits indexed to foreign exchange or gold price with maturities less than one year at fair value in accordance with ASC 825 Financial Instruments. Changes in the fair value is recorded under "Interest income" in the consolidated statements of comprehensive income/ (loss).

Time deposits are deposits with fixed interest rates placed with financial institutions and are restricted as to withdrawal and use before maturity. Investments are classified as held-to-maturity when the Group has the positive intent and ability to hold the securities to maturity, and are recorded at amortized cost. The original maturities of the short-term investments are less than one year. The group considers the carrying value of investments classified as held-to-maturity approximate to their fair value.

Investment products not classified as trading securities or as held-to-maturity are classified as available-for-sale debt securities, which are reported at fair value, with unrealized gains and losses recorded in “accumulated other comprehensive (loss) / income”. Realized gains or losses are recorded under “Interest income” in the consolidated statements of comprehensive income/ (loss) during the period in which the gains or losses are realized.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.Summary of Significant Accounting Policies (continued)

(i)Short-term Investments (continued)

ii.Investment - Equity Securities

The Group bought and held equity investment in dollar funds principally for the purpose of selling them in the near term. These equity securities are accounted for under the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment. The change in fair value is recorded under “Others, net” in the consolidated statements of comprehensive income/ (loss).

(j)Accounts Receivable and Contract Assets, net

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

Accounts receivable are recognized and carried at the original invoiced amount less an allowance for credit losses. The Group maintains an allowance for credit losses in accordance with ASC Topic 326, Credit Losses (“ASC 326”) and records the allowance for credit losses as an offset to accounts receivable and contract assets, and the estimated credit losses charged to the allowance is recorded under “General and administrative expense” in the consolidated statements of comprehensive income/(loss). The Group assesses collectability by reviewing accounts receivable and contract assets on a collective basis where similar characteristics exist, primarily based on similar business lines, services offerings and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on past due status, the age of the accounts receivable balances and contract assets balances, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customers.

(k)Fair Value Measurement

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

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

●	Level 1—inputs are based upon unadjusted quoted prices for identical assets or liabilities traded in active markets.
●	Level 2—inputs are based upon quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
●	Level 3—inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair value are therefore determined using model based valuation techniques that include option pricing models, discounted cash flow models, and similar techniques.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.Summary of Significant Accounting Policies (continued)

(l)	Financial Instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, restricted cash, available for sale investments, held-to-maturity investments, fair value option investments, accounts receivable, other receivable, insurance premium payables, other current liabilities and amount due from/to related parties. As of December 31, 2022 and 2023, the carrying values of cash and cash equivalents, restricted cash, held-to-maturity investments classified as short-term investments, accounts receivable, other receivable, insurance premium payables, other current liabilities, short-term loans and amount due from/to related parties approximated their fair values due to the short term maturities of those instruments. Available-for-sale investments and fair value option investments are recorded at fair value in the consolidated financial statements. The fair values of the Group's held-to-maturity investments classified as long-term investments are determined based on the discounted cash flow model using the discount curve of market interest rates.

(m)	Property, Equipment and Software, Net

Property, equipment and software are stated at cost. Depreciation is calculated using the straight line method over the following estimated useful lives, taking into account the residual value, if any. The table below sets forth the estimated useful life and residual value:

Category	Estimated useful life	Residual value
Office furniture and equipment	5 years	5%
Computer and electronic equipment	3 years	5%
Leasehold improvements	shorter of remaining lease period and estimated useful life	Nil
Software	10 years	Nil

(n)	Intangible Assets, Net

Intangible assets with an indefinite useful life represent the insurance brokerage license, insurance adjusting license, insurance agency license, medical institution license and the trademark acquired from the acquisition of Shenzhen Cunzhen Qiushi Technology Co., Ltd. (“Shenlanbao” or “SLB”). Intangible assets with an indefinite life are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired.

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

Impairment loss for intangible assets were RMB717, RMB nil and RMB nil for the years ended December 31, 2021, 2022 and 2023, respectively.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)
(o)	Goodwill

Goodwill represents the excess of the purchase consideration over the acquisition date amounts of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Group’s acquisitions of interests in its subsidiaries. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. In accordance with ASC Topic 350, Intangibles-Goodwill and Other, the Group may first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. In the qualitative assessment, the Group considers factors such as macroeconomic conditions, industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations, business plans and strategies of the reporting unit. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed. The Group may also bypass the qualitative assessment and proceed directly to perform the quantitative impairment test.

The Group performs the quantitative impairment test by comparing the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, the amount by which the carrying amount exceeds the reporting unit’s fair value is recognized as impairment. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, allocation of assets, liabilities and goodwill to reporting units, and determination of the fair value of each reporting unit. No impairment loss of goodwill was recorded for the years ended December 31, 2021, 2022 and 2023.

The changes in the carrying amount of goodwill are as follows, with information retrospectively adjusted in accordance with the segment changes as disclosed in Note 12:

	Insurance	Others	Total
	RMB	RMB	RMB
Balances at January 1, 2021	1,248	1,871	3,119
Additions	—	301	301
Balances at December 31, 2021	1,248	2,172	3,420
Additions	—	—	—
Balances at December 31, 2022	1,248	2,172	3,420
Additions	77,331	—	77,331
Balances at December 31, 2023	78,579	2,172	80,751

(p)Business combinations and non-controlling interests

In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs. The Group has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)

(p)Business combinations and non-controlling interests (continued)

The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 Business Combination (“ASC 805”). The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers, liabilities incurred by the Group and equity instruments issued by the Group. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the acquisition date amounts of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the acquisition date amounts of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated income statements. During the measurement period, which can be up to one year from the acquisition date, the Group may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Subsequent to the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any further adjustments are recorded in the consolidated statement of comprehensive (loss)/income.

The valuations used in the purchase price allocation were determined by the Group with the assistance of independent third-party valuation firm. The valuation reports considered generally accepted valuation methodologies such as the income, market and cost approaches. As the acquirees are private companies, the fair value estimates of acquirees are based on significant unobservable inputs (level 3) considered by market participants which mainly include discount rate, projected terminal value based on future cash flow, financial multiple of companies in the same industry and discount for lack of marketability.

When there is a change in ownership interests or a change in contractual arrangements that results in a loss of control of a subsidiary, the Group deconsolidates the subsidiary from the date control is lost. Any retained non-controlling investment in the former subsidiary is measured at fair value and is included in the calculation of the gain or loss upon deconsolidation of the subsidiary.

For the Group’s non-wholly owned subsidiaries, a non-controlling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Group. When the non-controlling interest is contingently redeemable upon the occurrence of a conditional event, which is not solely within the control of the Group, the non-controlling interest is classified as mezzanine equity. The redeemable noncontrolling interest is initially recorded at the acquisition date fair value. Subsequently, if it is probable that redeemable noncontrolling interest will become redeemable, they are recorded at the higher of (1) the cumulative amount that would result from applying the measurement guidance in ASC 810-10 (i.e., initial carrying amount, increased or decreased for the noncontrolling interest’s share of net income or loss, OCI or other comprehensive loss, and dividends) or (2) the redemption price. If it is not probable that redeemable noncontrolling interest will become redeemable, they are recorded at the amount based on step (1) and when the redemption becomes probable, the Group recognizes changes in the redemption price immediately.

Net (loss) income attributable to mezzanine equity holders is excluded from the consolidated statements of changes in shareholders’ equity. During the years ended December 31, 2021, 2022 and 2023, net loss attributable to mezzanine equity holders amounted to RMB nil, RMB nil and RMB3,536, respectively.

The following table provides details of the redeemable non-controlling interest activity for the year ended December 31, 2023:

December 31, 2023
RMB
Balance as of January 1, 2023	—
Acquisition of redeemable non-controlling interest	96,296
Net loss attributable to mezzanine equity classified as non-controlling interests	(3,536)
Balance as of December 31, 2023	92,760

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)
(q)	Asset Acquisition

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

(r)	Long-Term Investments

The Group’s long-term investments consist of equity securities without readily determinable fair value and long-term held-to-maturity investments.

i.	Equity securities without readily determinable fair value

The Group accounts for equity investments that do not have a readily determinable fair value under the measurement alternative prescribed within Accounting Standards Update (“ASU”)2016-01,Recognition and Measurement of Financial Assets and Financial Liabilities, to the extent such investments are not subject to consolidation or the equity method. Under the measurement alternative, these financial instruments are carried at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. In addition, income is recognized when dividends are received only to the extent they are distributed from net accumulated earnings of the investee. Otherwise, such distributions are considered returns of investment and are recorded as a reduction of the cost of the investment.

ii.	Long-term held-to-maturity investments

Long-term held-to-maturity investments are mainly callable fixed rate notes. Investments are classified as held-to-maturity when the Group has the positive intent and ability to hold the securities to maturity, and are recorded at amortized cost. The original maturities of the long-term investments are more than one year.

(s)	Insurance Premium Payables

Insurance premium payables are insurance premiums collected from insurance policyholder on behalf of insurance companies but not yet remitted to the insurance companies as of the balance sheet dates.

(t)	Share-Based Compensation

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

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)
(t)	Share-Based Compensation (continued)

Liability-classified share option awards

Awards accounted for under ASC 718-Compensation-Stock Options (“ASC 718”), with a repurchase feature that is probable for the grantor to prevent the grantee from bearing the risks and rewards of ownership for a reasonable period of time from the date the options vested, are required to be classified as liabilities. Upon termination of a grantee’s continuous services within the vesting period, the Group has a right (but not the obligation) to repurchase the vested options at a price no more than the fair value of the awards, which was automatically terminated upon initial public offering. As such, it is probable that the Group would prevent the grantee from bearing the risks and rewards of ownership for a reasonable period of time from the date the options were vested.

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

(u)	Revenue recognition

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

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)
(u)	Revenue recognition (continued)

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

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)
(u)	Revenue recognition (continued)

Insurance Brokerage Services (continued)

For certain long-term insurance policies sold, the Group is also entitled to a performance bonus from insurance companies if the retention rate for a certain period exceeds a predetermined percentage, or if its first year premiums exceed a predetermined amount. The Group may also be asked to refund some commission to insurance companies if the retention rate for a certain period falls below a predetermined percentage. As the consideration for the bonus or the refund is contingent on the occurrence (or non-occurrence)of a future event, the bonus or the refund represents variable consideration. Consistent with the policy described above, the Group uses the expected value method to estimate the variable consideration and may constrain the estimate to the extent that it is probable that a significant reversal of revenue in the future will not occur.

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

The Group provides technical services to selected insurance brokerage or agency companies where the Group allows other insurance brokerage or agency companies to use its CRM system without taking possession of its software. The Group has determined that the insurance brokerage or agency companies are its customers. The Group earns monthly system usage revenue for providing the access to the Group’s CRM system and the revenue is recognized overtime over the contract term. In addition, for insurance policies sold through the Group’s CRM system, the Group is also entitled to a referral revenue which is based on a percentage of the first two-year’s policy premiums. The Group recognizes the referral revenue at a point in time when the insurance policy becomes effective as the Group has no further obligation to the insurance brokerage or agency companies after the initial sale of a policy. The Group estimates the services fee that it expects to be entitled to over the first two-year of the long-term insurance policy and such estimates are ‘constrained’ in accordance with ASC 606.

The Group displays advertisement for certain companies on its various website channels and mobile apps and earns marketing service revenue mainly based on the number of articles published and the number of advertisement disclosed. The marketing service revenue is recorded at a point in time when the advertisement has been displayed.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)
(u)	Revenue recognition (continued)

Technical Services (continued)

The Group also provides risk management services to certain insurance companies whereby customers are charged based on standard unit prices and service volumes rendered during the period. Risk management service is recognized during the period when the risk management service is delivered.

Crowdfunding service fees

The Group’s crowdfunding services primarily consist of providing technical and internet support, managing and reviewing the crowdfunding campaigns and facilitating the collection and transfer of funds to the patients. Starting in April, 2022, the Group charged a crowdfunding service fee calculated as a fixed percentage of the funds raised for a single campaign and which is payable to the Group only upon the successful withdrawal of the funds by the patient. The Group determined that the transaction price represented variable consideration in its entirety and related specifically to the Group’s efforts to perform and transfer the funds to the patients. Therefore, the Group recognizes the related revenues as the funds are successfully withdrawn.

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

Other Revenues

Other revenues mainly include commission revenue from online sale of health products and membership fee from Waterdrop Medicine. The Group’s performance obligation under these contracts is to arrange for the provision of the specified goods or services by those third - party merchants. Revenue is recognized for the net amount of consideration the Group is entitled to retain in exchange for its services at a point in time upon successful sales. The Group recognized the membership fee ratably over the membership period.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)
(u)	Revenue recognition (continued)

Disaggregation of revenues

The following table provides further disaggregation by types and timing of revenues recognized:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Operating revenue
Insurance brokerage income
Short-term insurance brokerage income	2,037,677	1,628,902	1,381,855
Long-term insurance brokerage income	789,790	714,426	823,305
Subtotal	2,827,467	2,343,328	2,205,160
Technical service income	243,542	215,832	135,755
Crowdfunding service fees	—	155,803	162,683
Digital clinical trial solution income	566	59,456	100,496
Management fee income	2,745	—	—
Other revenues	131,594	27,349	26,613
Total	3,205,914	2,801,768	2,630,707

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

Value Added Tax

The Group is subject to Value Added Taxes (“VAT”) at the rate of 3% or 6%, depending on whether the entity is a general tax payer or small scale tax payer, and the related surcharges on revenue generated from providing services. VAT are reported as a deduction to revenue when incurred and amounted to RMB309,891, RMB257,154 and RMB187,863 for the years ended December 31, 2021, 2022 and 2023, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expenses and other current liabilities on the consolidated balance sheets.

Value added tax recoverable represents amounts paid by the Group for purchases. The amounts were recorded as current assets considering they are expected to be deducted from future value added tax payables arising on the Group’s revenues which it expects to generate in the future.

Contract assets

The contract asset balance as of December 31, 2022 and 2023 includes immaterial adjustment to the estimate of the transaction price for performance obligation satisfied during the years ended December 31, 2021 and 2022.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)
(u)	Revenue recognition (continued)

Contract assets (continued)

Contract assets as of December 31, 2022 and 2023 are as follows:

	December 31,	December 31,
	2022	2023
	RMB	RMB
Contract assets	553,676	707,636
Less: Allowance for uncollectible accounts	—	(382)
Total	553,676	707,254

The movements in the allowance for uncollectible accounts are as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Balance at beginning of year	—	—
Impact of adoption of ASC 326	—	(185)
Addition	—	(197)
Balance at end of the year	—	(382)

(v)	Operating cost

Operating costs primarily consist of (i) payroll and related expenses for insurance agents, consultants and customer service personnel, (ii) transaction fees charged by third - party payment platforms related to insurance brokerage service, (iii) costs of referral and service fees, (iv) charges for the usage of the server and cloud service incurred for operational support of the platforms, and the associated expenses of facilities and equipment, such as depreciation expenses, rental and others attributed to the Group’s principal operations, (v) cost for patient recruitment consultants team and (vi) cost for the crowdfunding consultants team and cost related to the information review and investigation of medical crowdfunding campaigns as the Group started to generate crowdfunding service fees in April 2022, and (vii) cost of medical expenses and cost of one - year health insurance coverage related to the termination of the mutual aid plans.

(w)	Sales and Marketing Expenses

Sales and marketing expenses primarily consist of (i) marketing expenses for user acquisition and brand building, and (ii) payroll and related expenses for employees involved in selling and marketing functions, as well as the associated expenses of facilities and equipment, such as depreciation expenses, rental and others.

(x)	Research and Development Expenses

Research and development expenses primarily consist of (i) payroll and related expenses for employees involved in platform and new function development and significant improvement, (ii) charges for the usage of the server and cloud service incurred to support research, design and development activities by research and development personnel, as well as (iii) the associated expenses of facilities and equipment, such as depreciation expenses, rental and others. The Group has expensed all research and development expenses when incurred.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)
(y)	Taxation

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

(z)	Net (Loss)/Profit Per Share

Basic net (loss)/profit per ordinary share is computed by dividing net (loss)/profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Prior to IPO, the Group’s convertible redeemable participating preferred shares are participating securities as they participate in undistributed earnings on an as-if converted basis. The Group determined that the nonvested restricted shares owned by the Founder and management team are participating securities as the holder of these nonvested restricted shares have nonforfeitable rights to receive dividends with all ordinary shares but these nonvested restricted shares do not have a contractual obligation to fund or otherwise absorb the Group’s loss. Accordingly, the Group used the two-class method, whereby undistributed net (loss)/profit for the period is allocated to ordinary shares only because the convertible redeemable participating preferred shares and nonvested restricted shares owned by the Founder are not contractually obligated to share the loss.

For the calculation of diluted net (loss)/profit per share, the weighted average number of ordinary shares is adjusted by the effect of dilutive potential ordinary shares, including unvested RSUs and ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method. The effect mentioned above is not included in the calculation of the diluted (loss)/profit per share when inclusion of such effect would be anti-dilutive.

(aa)	Leases

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

(bb)Short-term loans

Short-term loans represent the Group’s borrowings from commercial banks for the Group’s working capital. Short-term loans includes borrowings with maturity terms shorter than one year.

(cc)Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer.

Prior to the second quarter of 2023, the Group operated and managed its business as a single segment. Starting from the second quarter of 2023, the Group’s CODM started to manage the business by three operating segments and assess the performance and allocate resources under the new operating segment structure. Therefore, the Group organized and reported its business in three operating segments:(1) Insurance, which mainly includes insurance brokerage service and technical service; (2) Crowdfunding, which mainly includes crowdfunding service; and (3) Others, which mainly include digital clinical trial solution and other new initiatives.

These changes align with the manner in which the Group’s CODM uses financial information to evaluate the performance of, and to allocate resources to, each of the segments.

(dd)	Significant Risk and Uncertainties

Currency Risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and international economic and political developments that affect supply and demand in the China Foreign Exchange Trading System market of cash and cash equivalents and restricted cash. The cash and cash equivalents and restricted cash of the Group included aggregate amounts of RMB1,492,694, and RMB823,717, which were denominated in RMB at December 31, 2022 and 2023, respectively, representing 71.37% and 84.57% of the cash and cash equivalents and restricted cash at December 31, 2022 and 2023, respectively.

Concentration of Credit Risk

Details of the customers accounting for 10% or more of operating revenue, net are as follows:

	Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	%
Customer A	457,995	14.29	231,026	8.25	215,851	8.21
Customer B	367,434	11.46	320,660	11.44	112,403	4.27
Customer C	104,928	3.27	357,202	12.75	153,121	5.82
Customer D	429	0.01	83,167	2.97	199,584	7.59
	930,786	29.03	992,055	35.41	680,959	25.89

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)

(dd)Significant Risk and Uncertainties (continued)

Concentration of Credit Risk (continued)

Details of the customers which accounted for 10% or more of accounts receivable and contract assets are as follows:

	As of December 31,
	2022		2023
	RMB	%	RMB	%
Customer A	78,775	6.41	93,947	6.71
Customer B	151,033	12.28	21,952	1.57
Customer C	232,259	18.89	128,749	9.19
Customer D	58,028	4.72	168,394	12.02
	520,095	42.30	413,042	29.49

The Group performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable.

The Group places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

(ee) Recent Accounting Pronouncements adopted

In June 2016, the FASB issued ASU 2016-13, Credit Losses, Measurement of Credit Losses on Financial Instruments. This ASU provides more useful information about expected credit losses to financial statement users and changes how entities will measure credit losses on financial instruments and timing of when such losses should be recognized. This ASU is effective for annual and interim periods beginning after December 15, 2019 for issuers and December 15, 2020 for non-issuers. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. In May 2019, the FASB issued ASU 2019-05, Financial Instruments-Credit Losses (Topic 326): Targeted Transition Relief. This update adds optional transition relief for entities to elect the fair value option for certain financial assets previously measured at amortized cost basis to increase comparability of similar financial assets. The updates should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified retrospective approach). In November 19, 2019, the FASB issued ASU 2019-10 to amend the effective date for ASU 2016-13 to be fiscal years beginning after December 15, 2022 and interim periods therein. The Company adopted ASU 2019-10 on January 1, 2023, using a modified retrospective transition method and did not restate the comparable periods, which resulted in a cumulative-effect adjustment to decrease the opening balance of accumulated deficit on January 1, 2023 by RMB2,265, including the allowance for credit losses for accounts receivable, contract assets, and deposits and other receivables.

(ff) Recent Accounting Pronouncements not yet adopted

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

(ff) Recent Accounting Pronouncements not yet adopted (continued)

In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which focuses on improving reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. A public entity shall disclose for each reportable segment the significant expense categories and amounts that are regularly provided to the CODM and included in reported segment profit or loss. ASU 2023-07 also requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Entities are permitted to disclose more than one measure of a segment’s profit or loss if such measures are used by the CODM to allocate resources and assess performance, as long as at least one of those measures is determined in a way that is most consistent with the measurement principles used to measure the corresponding amounts in the consolidated financial statements. ASU 2023-07 is applied retrospectively to all periods presented in financial statements, unless it is impracticable. This update will be effective for the Group’s fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group is currently in the process of evaluating the disclosure impact of adopting ASU 2023-07.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (“ASU 2023-09”), which amended existing income tax disclosure guidance, primarily requiring more detailed disclosure for income taxes paid and the effective tax rate reconciliation. The ASU is effective for annual reporting periods beginning after December 15, 2024, with early adoption permitted and can be applied on either a prospective or retroactive basis. The Group is currently evaluating the ASU 2023-09 to determine its impact on our income tax disclosures.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

3.	Acquisitions and disposals

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

The Group evaluated the acquisition of the purchased assets under ASC 805, and concluded that as substantially all of the fair value of the gross assets acquired is concentrated in an identifiable group of similar assets, the transaction did not meet the requirements to be accounted for as a business combination and therefore was accounted for as an asset acquisition.

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

Business combination and non-controlling interests

Acquisition of Beijing Yifan Fengshun Medical Technology Co., Ltd.

In December 2021, the Group completed one business combination to complement its existing businesses with RMB nil consideration in exchange for 100% of Beijing Yifan Fengshun Medical Technology Co., Ltd.’s equity interest. The acquiree operates clinical trial patient recruitment services. The transaction was considered a business combination and therefore was recorded using the acquisition method of accounting. The consideration transferred was determined based on the acquisition-date fair value of the equity interest acquired, and was allocated based on the fair values of the acquired assets and liabilities, which were RMB13,507 (including cash acquired of RMB1,328) and RMB13,809, respectively. Goodwill recognized in this acquisition amounted to RMB302, which was primarily attributable to the synergies expected to be achieved from this acquisition. The goodwill recognized is not deductible for tax purposes.

Acquisition of Shenlanbao

In June 2023, the Group entered into purchase agreements with shareholders of Shenlanbao to acquire up to 100% of Shenlanbao’s equity ownership in different batches. The Group completed the first batch of 60% equity interest of Shenlanbao in July 2023 with cash consideration of RMB216.0 million. The acquisition of the remaining 40% equity interest of Shenlanbao is subject to certain performance targets and closing conditions in the following three years.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

3.	Acquisitions and disposal of subsidiary (continued)

Business acquisitions and noncontrolling interests (continued)

Given the Group obtained majority voting interest of Shenlanbao, the transaction was considered a business combination and therefore was recorded using the acquisition method of accounting. The allocation of the purchase price based on the fair values of the acquired assets and liabilities assumed as of the date of acquisition is summarized as follows:

	Amounts	Estimated useful lives
Net assets acquired	144,215
Newly identified and appreciation of intangible assets
-Trademark	75,000	Indefinite
-Insurance brokerage license	46,000	Indefinite
Goodwill	77,331
Deferred tax liabilities	(30,250)
Mezzanine Equity: Redeemable non-controlling interests	(96,296)
Total	216,000

Net assets acquired primarily consisted of cash and cash equivalents and restricted cash of RMB20,095, short-term investments of RMB72,631, accounts receivable of RMB46,582, contract assets of RMB54,077 and accrued expenses and other current liabilities of RMB59,226 as of the date of acquisition.

Goodwill arising from the acquisition of Shenlanbao was attributable to the benefit of expected synergies, the assembled workforce, revenue growth and future market development as of the date of acquisition. Goodwill arising from the acquisition is not expected to be deductible for tax purposes.

Results of operations attributable to the acquisition of Shenlanbao and pro forma results of operations for the acquisition of Shenlanbao have not been presented because they are not material to the consolidated statements of comprehensive income/(loss) for the years ended December 31, 2022 and 2023.

Disposal of subsidiaries

In May 2021, pursuant to a share purchase agreement, the Group transferred 100% ownership interest in Jinan Yifangda Pharmacy Co., Ltd. (“Yifangda”), a subsidiary of the Group, to third parties in return for cash consideration of Renminbi 1 yuan. As a result, the Group lost control over Yifangda. A disposal loss of RMB252 was recognized under line-item “others, net” in the consolidated statement of comprehensive loss, which is the difference between the disposal consideration of Renminbi 1 yuan and the carrying value in Yifangda, amounted to net assets of RMB252.

In October 2023, pursuant to a share purchase agreement, the Group transferred 100% ownership interest in Supervalley Inc. (“Supervally”), a subsidiary of the Group, to third parties in return for cash consideration of USD 1 dollar. As a result, the Group lost control over Supervally. A disposal loss of RMB2,169 was recognized under line-item “others, net” in the consolidated statement of comprehensive loss, which is the difference between the disposal consideration of USD 1 dollar and the carrying value in Supervally, amounted to net assets of RMB2,169.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

4.	Short-term Investments

Short-term Investments consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Held-to-maturity investments	1,123,594	1,327,977
Investments under fair value option	—	1,668,550
Available-for-sale investments	1,006,783	—
Total	2,130,377	2,996,527

As of December 31, 2022 and 2023, the maturity dates for the held-to-maturity investments, investments under fair value option and available-for-sale investments were within one year. Held-to-maturity investments were mainly deposits in commercial banks with maturities less than one year and wealth management products issued by commercial banks and other financial institutions for which the Group has the positive intent and ability to hold those securities to maturity. Available-for-sale investments include wealth management products issued by commercial banks and other financial institutions which are not classified as trading securities or as held-to-maturity securities. For the years ended December 31, 2021, 2022 and 2023, the gross unrealized holding gains on held-to-maturity investments were RMB5,411, RMB6,045 and RMB7,650, respectively. For the years ended December 31, 2021, 2022 and 2023, the unrealized gains on investments under fair value option were RMB nil, RMB nil and RMB12,029, respectively. For the years ended December 31, 2021, 2022 and 2023, the gross unrealized gains on available-for-sale investments were RMB192, RMB174 and RMB nil, respectively.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

5.	Accounts receivable, net

Accounts receivable, net consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Accounts receivable	686,057	712,373
Allowance for doubtful accounts	(10,261)	(19,263)
Accounts receivable, net	675,796	693,110

On January 1, 2023, the Group adopted ASC 326 using a modified retrospective method for accounts receivable measured at amortized cost.

The movements in the allowance for doubtful accounts are as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Balance at beginning of year	—	(10,261)
Impact of adoption of ASC 326	—	(475)
Additions	(10,866)	(18,468)
Reversals	—	9,908
Write-offs	605	33
Balance at end of the year	(10,261)	(19,263)

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

6.	Prepaid Expense and Other Assets

Prepaid expense and other assets consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Fund receivable from external payment network providers(1)	54,801	59,929
Advances to suppliers	121,835	40,982
Prepayments and deposits	169,575	87,444
Value-added tax recoverable	11,757	14,607
Option exercise proceeds receivable and withholding IIT	4,390	6,477
Receivables from disposed subsidiaries	—	4,323
Claims receivable on behalf of insurers	1,415	1,457
Others	30,702	29,606
Total	394,475	244,825
Less: impairment provision(2)	(39,372)	(40,000)
Less: allowance for doubtful accounts(3)	(12,635)	(14,979)
Prepaid expense and other assets, net	342,468	189,846
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

(2)	Impairment provision for prepayment for the years ended December 31, 2022 and 2023 were RMB372 and RMB1,000 respectively.

The movements in the impairment provision are as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Balance at beginning of the year	(39,000)	(39,372)
Additions	(372)	(1,000)
Write-off	—	372
Balance at end of the year	(39,372)	(40,000)

(3)

RMB nil, RMB12,635 and RMB923 of allowance for doubtful accounts on deposits and other receivables were recorded in general and administrative expenses for the years ended December 31, 2021, 2022 and 2023.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

6.	Prepaid Expense and Other Assets (continued)

The movements in the allowance for doubtful accounts are as follows:

	As of
	December 31,
	2022	2023
	RMB	RMB
Balance at beginning of year	—	(12,635)
Impact of adoption of ASC 326	—	(1,605)
Additions	(12,635)	(965)
Reversals	—	42
Write-off	—	184
Balance at end of the year	(12,635)	(14,979)

7.	Fair Value Measurement

Recurring

The following table presents the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis subsequent to initial recognition:

				Balance at
	Level 1	Level 2	Level 3	Fair Value
December 31, 2022	RMB	RMB	RMB	RMB
Assets
Investments under fair value option	—	1,006,783	—	1,006,783
Total Assets	—	1,006,783	—	1,006,783

	Level 1	Level 2	Level 3	Fair Value
December 31, 2023	RMB	RMB	RMB	RMB
Assets
Investments under fair value option	—	1,668,550	—	1,668,550
Total Assets	—	1,668,550	—	1,668,550

The Group calculated the estimated fair value of its available-for-sale investments and investments under fair value option as of December 31, 2022 and 2023 using alternative pricing sources and models with market observable inputs. Accordingly, the Group classifies the fair value measurement calculated using valuation techniques that use these inputs as Level 2 measurement.

Non-recurring

Certain assets, such as prepayment, intangible asset, long-term investment are measured at fair value only if they were determined to be impaired. The fair values were measured under income approach, based on the Company’s best estimation. Significant inputs (level 3) used in the income approach primarily included future estimated cash flows and discount rate.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

8.	Property, Equipment and Software, Net

Property, equipment and software, net, consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Computer and electronic equipment	21,299	23,003
Office furniture and equipment	1,229	1,451
Leasehold improvements	37,770	43,714
Software	27,165	31,453
Total	87,463	99,621
Less: accumulated depreciation	(56,066)	(65,743)
Property, equipment and software, net	31,397	33,878

Depreciation expenses for the years ended December 31, 2021, 2022 and 2023 were RMB17,906, RMB22,837, and RMB13,417, respectively. No impairment on property, equipment and software was recorded for the years ended December 31, 2021, 2022 and 2023.

9.	Intangible Assets, Net

Intangible assets, net consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Brokerage licenses	14,558	60,558
Insurance adjusting license	2,293	2,293
Insurance agency license	35,130	35,130
Trademark and software copyright	2,142	77,042
Medical institution license	3,708	3,708
Total	57,831	178,731
Less: Accumulated amortization	(500)	(607)
Less: Impairment	(717)	(717)
Intangible assets, net	56,614	177,407

Amortization expense on intangible assets for the years ended December 31, 2021, 2022 and 2023 were RMB186, RMB139 and RMB138, respectively. As of December 31, 2023, the Group expects to record amortization expenses related to intangible assets RMB129 for each of the next five years from January 1, 2024 and RMB75 thereafter. RMB717, RMB nil and RMB nil of impairment losses were recognized on intangible assets and were included under “others, net” in the consolidated statement of comprehensive (loss)/income for the years ended December 31, 2021, 2022 and 2023, respectively. The impairment charges for the year end December 31, 2021 was related to the trademark.

10.	Long-Term Investments

As of December 31, 2023, the Group’s long-term investments comprised of i) Long-term held-to-maturity investments and ii) equity securities without readily determinable fair value.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

10.	Long-Term Investments (continued)

Components of long-term investments are as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Long-term held-to-maturity investments	—	178,153
Equity securities without readily determinable fair value	11,969	33,605
Total	11,969	211,758

Equity Securities Without Readily Determinable Fair Value

The Group invested less than 5% equity interest in certain preferred shares of private companies. These investments contain various right, including redemption right and a liquidation preference. As this investments were neither debt security nor in-substance common stock, they were accounted as equity securities without readily determinable fair values, were accounted for under the measurement alternative and were measured at cost, less impairment, subject to upward and downward adjustments resulting from observable price changes for identical or similar investments of the same issuer. In 2023, the Group conducted impairment assessment on its investments, and concluded that an investment in an equity security without readily determinable is qualitatively impaired. The Group determined the fair value of the investment based on income approach with significant unobservable inputs (level 3), which includes considering performance and financial position of the investee, such as investee's cash position, recent financing, as well as the financial and business performance. The Group recorded RMB784, RMB nil and RMB2,060 impairment on its equity securities without readily determinable fair value, with no observable price changes noted during the years ended December 31, 2021, 2022 and 2023, respectively.

The movement of the equity securities without readily determinable fair value is as follows:

Equity securities
without readily
determinable
fair value
RMB
Balances at January 1, 2021	2,741
Additions	9,900
Impairment	(784)
Foreign currency translation adjustment	(45)
Balances at December 31, 2021	11,812
Foreign currency translation adjustment	157
Balances at December 31, 2022	11,969
Additions	24,208
Impairment	(2,060)
Foreign currency translation adjustment	(512)
Balances at December 31, 2023	33,605

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

11.	Accrued Expenses and Other Current Liabilities

Components of accrued expenses and other current liabilities are as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Accrued marketing and customer service expenses(1)	124,785	132,091
Payable related to mutual aid plans and medical crowdfunding(2)	57,838	44,812
Payroll and welfare payable	222,146	270,708
Tax payable	23,312	18,124
Payable related to services fee	51,516	46,200
Refund liability	66,625	41,966
Others	37,901	43,783
Total	584,123	597,684
(1)	Amount represents the accrued channel cost and customer service expense payable to third-party companies.
(2)

Amount represents the fund collected through external payment network providers that have not transferred to the custodian bank and the accrued payable for medical expense and one-year health insurance related to termination of mutual aid. The accrued payable for medical expense and one-year health insurance related to termination of mutual aid as of the year ended December 31, 2022 and 2023 are RMB27,675 and RMB16,646, respectively. See note 6 for disclosure related to fund receivable from external payment network providers.

12.	Segment Information

As disclosed in Note 2(cc), beginning with the second quarter of 2023, the Group’s CODM started to manage the business by three operating segments and assess the performance and allocate resources under the new operating segment structure. Therefore, the Group organized and reported its business in three operating segments:(1) Insurance, which mainly includes insurance brokerage service and technical service; (2) Crowdfunding, which mainly includes crowdfunding service; and (3) Others, which mainly include digital clinical trial solution and other new initiatives.

The CODM measures the performance of each segment based on metrics of revenues and operating (loss)/profit and uses these results to evaluate the performance of, and to allocate resources to, each of the segments. The Group currently does not allocate assets and share-based compensation expenses to its segments, as the CODM does not use such information to allocate resources to or evaluate the performance of the operating segments. As most of the Group’s long-lived assets are located in the PRC and most of the Group’s revenues are derived from the PRC, no geographical information is presented.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

12.	Segment Information (Continued)

The table below provides a summary of the Group’s operating segment results, with prior period segment information retrospectively recast to conform to current period presentation.

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	USD
Operating revenue, net
Insurance	3,071,009	2,559,160	2,340,915	329,711
Crowdfunding	—	155,803	162,683	22,913
Others	134,905	86,805	127,109	17,903
Total consolidated operating revenue, net	3,205,914	2,801,768	2,630,707	370,527
Operating (loss)/profit
Insurance	(811,319)	1,035,088	528,137	74,387
Crowdfunding	(674,977)	(254,175)	(245,776)	(34,617)
Others	(150,385)	(190,900)	(155,235)	(21,865)
Total segment operating (loss)/profit	(1,636,681)	590,013	127,126	17,905
Unallocated item*	(226,161)	(112,026)	(133,869)	(18,855)
Total consolidated operating (loss)/profit	(1,862,842)	477,987	(6,743)	(950)
Total other income	67,775	152,706	170,983	24,083
(Loss)/Profit before income tax	(1,795,067)	630,693	164,240	23,133
Income tax benefit/(expense)	220,987	(22,976)	(555)	(78)
Net (loss)/profit	(1,574,080)	607,717	163,685	23,055

*    The share-based compensation represents an unallocated item in the segment information because the Group’s management does not consider this as part of the segment operating performance measure.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

13.	Employee Benefits

Full-time employees of the Group in the PRC are entitled to welfare benefits including pension insurance, medical insurance unemployment insurance, maternity insurance,on-the-job injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions. Total contributions by the Group for such employee benefits were RMB236,238, RMB189,237 and RMB207,820 for the years ended December 31, 2021, 2022 and 2023, respectively.

14.	Related Party Balances and Transactions

The table below sets major related parties of the Group and their relationships with the Group:

Entity or individual name	Relationship with the Group
Tencent Holdings Limited and its subsidiaries (“Tencent Group”)	Shareholder of the Group

Detail of related party balances and transactions as of and for the years ended December 31, 2021, 2022 and 2023 are as follows:

(1)	Service provided by related parties:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Marketing services from Tencent Group(1)	487,085	20,688	79,469
Payment processing services from Tencent Group(2)	37,986	27,812	23,759
Cloud technology services from Tencent Group(3)	45,343	35,260	31,357
Others	60	114	891
Total	570,474	83,874	135,476
(1)	The Group entered into a series of cooperation agreements with Tencent Group since 2020. The Group uses Tencent Group as its platform to provide marketing service.
(2)

The Group entered into a series of agreements with Tencent Group in 2016. The Group uses weixin pay (from Tencent Group) as one of its payment processing platforms to collect cash from insurance policy holders, participants of its mutual aid plan, and users on its medical crowdfunding platform. Tencent Group charges service fee for each transaction processed.

(3)	The Group entered into a series of agreements with Tencent Group since 2018. Tencent Group provides cloud technology services to the Group.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

14.	Related Party Balances and Transactions (continued)
(2)	Service provided to related parties:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Advertising services to Tencent Group	1,988	962	560
Total	1,988	962	560

(3)	Amount due from related parties:

	As of December 31,
	2022	2023
	RMB	RMB
Tencent Group(1)	358	65
Total	358	65
(1)

In addition, prepayments of RMB89,014 and RMB10,059 were recorded separately as of December 31, 2022 and 2023 under “Prepaid expense and other assets” in relation to the traffic channel service fee paid to Tencent Group, and the balance is amortized based on traffic volume consumed.

(4)	Amount due to related parties:

	As of December 31,
	2022	2023
	RMB	RMB
Cloud technology services from Tencent Group	11,509	9,509
Others	44	—
Total	11,553	9,509

15.	Income Taxes

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

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

15.	Income Taxes (continued)

China

The Company’s subsidiaries, consolidated VIEs and subsidiaries of the VIEs established in the PRC are mainly subject to statutory income tax at a rate of 25%.

Certain enterprises benefit from a preferential tax rate of 15%under the Enterprise Income Tax (“EIT”) Law if they qualify as high and new technology enterprises (“HNTE”). Under such law, Waterdrop Technology is qualified for HNTE status and is eligible to the preferential tax rate of 15% for the years ended 2022 and 2023. Certain enterprises (including Puluo, Chongqing Hecheng Insurance Adjusting Co., Ltd., etc.) qualified as “small enterprises with low profits” and thus enjoyed a preferential income tax rate of 20% for 2022 and 2023. Certain enterprise is located in Qianhai Shenzhen - Hong Kong modern service industry cooperation zone of Shenzhen and thus enjoyed a preferential income tax rate of 15% for 2023.

Composition of Income Tax Expense

The current and deferred components of income tax expense included in the consolidated statements of comprehensive (loss)/income were as follows:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Current income tax	3,974	1,150	2,697
Deferred income tax	(224,961)	21,826	(2,142)
Income tax (benefit)/expense	(220,987)	22,976	555

Tax Reconciliation

Reconciliation between the income tax (benefit)/expense computed by applying the EIT tax rate to (loss)/profit before income tax and income tax (benefit)/expense were as follows:

	For the Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
(Loss)/profit before income tax	(1,795,067)	630,693	164,240
Tax benefit at EIT tax rate of 25%(1)	(448,767)	157,673	41,044
Expenses not deductible for tax purposes	52,051	23,294	108
Research and development super deduction	(37,492)	(43,017)	(55,169)
Effect of different tax rates of subsidiaries operating in other jurisdictions	4,149	3,192	5,653
Effect of PRC preferential tax rates	52,502	(46)	25,534
Changes in valuation allowance	156,570	(118,120)	(16,615)
Income tax (benefit)/expense	(220,987)	22,976	555
(1)

The Group’s major operations during the years ended December 31, 2021, 2022 and 2023 were conducted in PRC. Accordingly, the Group prepared its tax rate reconciliation starting with the PRC statutory tax rate during the years ended December 31, 2021, 2022 and 2023.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

15.	Income Taxes (continued)

Deferred Tax Assets and Deferred Tax Liabilities

	As of December 31,
	2022	2023
	RMB	RMB
Deferred tax assets
Deductible advertising expenses exceeding the tax limit(2)	18,945	6,988
Accrued expenses	50,516	54,496
Other deductible expenses exceeding the tax limit(2)	448	—
Provisions for the prepayments and other non-current assets	14,761	16,212
Operating loss carry forward and others	431,335	472,608
Less: valuation allowances	(378,815)	(378,851)
Total deferred tax assets	137,190	171,453

Deferred tax liabilities
Intangible assets	13,551	43,801
Contract assets	138,419	176,767
Advance from customer	8,757	—
Total deferred tax liabilities	160,727	220,568

	As of December 31,
	2022	2023
	RMB	RMB
Classification in the consolidated balance sheets:
Deferred tax assets	6,166	24,190
Deferred tax liabilities	29,703	73,305

Movement of valuation allowance

	As of December 31,
	2022	2023
	RMB	RMB
Balance at the beginning of the year	499,090	378,815
Additions	25,295	47,941
Reversals	(145,570)	(47,905)
Balance at end of the year	378,815	378,851
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

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

15.	Income Taxes (continued)

Movement of valuation allowance (continued)

Valuation allowance is provided against deferred tax assets when the Group determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses.

As of December 31, 2022 and 2023, the Group had net operating loss carry forward of approximately RMB2,113,885 and RMB2,264,010, respectively, which arose from the subsidiaries, VIEs and the VIEs’ subsidiaries established in PRC. As of December 31, 2023, the tax losses in the PRC can be carried forward for five years to offset future taxable income and the period was extended to ten years for entities qualified as HNTE in 2023 and thereafter.

In general, the PRC tax authorities have up to five years to conduct examinations of the Group’s tax filings. As of December 31, 2023, the PRC subsidiaries’ 2019 to 2023 tax returns remain open to examination.

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

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under the double tax arrangement between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Group has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Chinese subsidiary of the Group are in accumulated loss position and will not distribute profits. Therefore, no withholding income taxes for accumulated deficit of the Group’s subsidiaries have been provided as of December 31, 2022 and 2023.

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2021 2022 and 2023. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expense and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2023.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

16.	Ordinary Shares

The Company’s Memorandum and Articles of Association authorizes the Company to issue up to 10,000,000,000 ordinary shares with a par value of US$0.000005 per shares. As of December 31, 2020, the Company has 1,203,526,000 shares issued and outstanding. Each ordinary share is entitled to one vote as of December 31, 2020. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to prior rights of holders of all other classes of shares outstanding.

According to the Amended and Restated Memorandum and Articles of Association on 16 April 2021, the ordinary shares of the Company are classified as Class A and Class B and 1,203,526,000 ordinary shares outstanding then were designated to 401,621,021 Class A ordinary shares and 801,904,979 Class B ordinary shares, respectively. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to nine votes and is convertible into one Class A ordinary share at the option of the holder thereof. In May 2021, the Company completed its initial public offering and issued 30,000,000 ADSs (representing 300,000,000 Class A ordinary shares). The net proceeds raised from initial public offering were RMB2,133,437 net of issuance cost. Upon the completion of initial public offering, 2,437,739,290 preferred shares were converted and re-designated on a 1:1 basis as Class A ordinary shares.

The Company’s Board of Directors approved a share repurchase program on September 7, 2021, under which the Company was authorized to repurchase up to US$ 50,000 of its ordinary shares in the form of ADSs over the following 12 months effective from September 7, 2021. On September 8, 2022, the Company’s Board of Directors approved a new share repurchase program which authorized the Company to repurchase up to US$ 80,000 of its ordinary shares in the form of ADSs over the following 12 months effective from September 8, 2022. On September 6, 2023, the Company’s Board of Directors approved a new share repurchase program which authorized the Company to repurchase up to US$ 50,000 of its ordinary shares in the form of ADSs over the following 12 months effective from September 6, 2023. 1,360,623 ADSs (equivalent to 13,606,230 Class A ordinary shares) were repurchased during the year ended December 31, 2021 at a total consideration of RMB16,546. 7,074,834 ADSs (equivalent to 70,748,340 Class A ordinary shares) were repurchased during the year ended December 31, 2022 at a total consideration of RMB67,022. 30,323,622 ADSs (equivalent to 303,236,220 Class A ordinary shares) were repurchased during the year ended December 31, 2023 at a total consideration of RMB526,025.The repurchased shares were presented as treasury stock, using the par value method on the consolidated balance sheets as of December 31, 2022 and 2023.

As of December 31, 2023, the Company has 3,701,622,010 shares issued and outstanding, including 2,899,717,031 Class A ordinary shares and 801,904,979 Class B ordinary shares.

17.	Convertible Redeemable Preferred Shares

As of December 31, 2020, the convertible redeemable preferred shares issued by the Company consisted of Series Pre-A,A, A+, B, C, C+, C++ and D preferred shares.

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

18.Share-Based Compensation

A summary of share-based compensation expense recognized related to share options granted, RSUs granted, and ordinary shares transfers is as follows:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Sales and marketing expenses	10,853	16,120	35,352
General and administrative expenses	190,252	80,448	85,335
Research and development expenses	25,056	15,458	13,182
	226,161	112,026	133,869

As of December 31, 2023, unrecognized compensation cost related to unvested RSUs granted, share option awards granted to employees of the Group was RMB166,855. As of December 31, 2023, such cost was expected to be recognized over a weighted average period of 2.3 years.

Share Option granted by the Company

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

During the year ended December 31, 2022, the Group granted 800,000 options under the 2018 Plan with a weighted average exercise prices of US$ 0.08 (RMB0.54). During the year ended December 31, 2023, the Group granted 281,250 options under the 2018 Plan with a weighted average exercise prices of US$ 0.08 (RMB0.57). The term of the option is fixed and does not exceed 10 years from the date of the grant. The options will vest in accordance with the vesting schedules set out in the respective share option agreements with vesting period ranging from 1 to 4 years.

In 2021, the Group adopted the 2021 share incentive plan (the “2021 Plan”), the maximum aggregate number of shares which may be issued pursuant to all awards under the 2021 Plan shall initially be 80,508,501 shares, plus an annual increase on the first day of each year during the ten-year term of the 2021 Plan commencing with the year beginning January 1, 2022, by an amount equal to the lesser of (i) 2% of the total number of shares issued and outstanding on an as-converted fully diluted basis on the last day of the immediately preceding year and (ii) such number of shares as may be determined by the board. The annual increase shall cease to occur upon expiry of the ten-year term of the 2021 Plan. There are no options granted under the 2021 Plan as of December 31, 2023.

The vesting of the share options granted during the years ended December 31, 2022 and 2023 are only subject to service condition.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

18.	Share-Based Compensation (continued)

Share Option granted by the Company (continued)

The following table sets forth the share options activities under the 2018 Plan for the years ended December 31, 2022 and 2023:

			Weighted	Weighted
		Weighted	Average	Average
		Average	remaining	Grant-	Aggregate
	Number of	Exercise	contractual	date Fair	Intrinsic
	Options	Price	life	Value	Value
		RMB	RMB	RMB	RMB
Outstanding as of December 31, 2021	247,008,342	0.29	7.94	2.10	543,248
Granted	800,000	0.54	—	0.70	—
Exercised	(27,750,770)	0.39	—	1.20	—
Forfeited	(30,645,015)	0.31	—	3.52	—
Outstanding as of December 31, 2022	189,412,557	0.28	6.95	2.14	452,543
Granted	281,250	0.57	—	0.57	—
Exercised	(72,294,940)	0.14	—	1.52	—
Forfeited	(11,127,905)	0.46	—	4.11	—
Outstanding as of December 31, 2023	106,270,962	0.36	6.19	2.56	276,835
Exercisable as of December 31, 2023	82,741,404	0.33	5.92	2.03	172,009

The total intrinsic value of options exercised during the years ended December 31, 2022 and 2023 was RMB20,428 and RMB112,499, respectively.

The Group calculated the estimated fair value of the share options on the respective grant dates using the binomial option pricing model with the assistance from an independent valuation firm, with the following assumptions.

	Year Ended	Year Ended
	December 31	December 31
	2022	2023
Risk free rate of interest	2.79%‑2.85%	2.55%‑2.94%
Volatility	27%	28%
Dividend yield	—	—
Exercise multiples	2.2	2.2
Life of options (years)	10	10
Fair value of underlying ordinary shares	$0.13~$0.31	$0.11~$0.29

(1)	Risk free rate of interest

Based on the daily treasury long term rate of U.S. Department of the treasury with a maturity period close to the expected term of the option.

(2)	Volatility

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

Share Option granted by the Company (continued)

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

There was repurchase feature which has expired upon the initial public offering in May 2021, and no repurchase occurred since then. For the repurchase feature before the initial public offering, upon the termination of the grantee’s continuous services during the vesting period, the Company has a right (but not the obligation) to repurchase the vested award at a price no more than the fair value of the awards which is to be determined by the board of directors of the Company. The Company reclassified vested awards held by employees as liability in the consolidated balance sheets upon the termination of the employees’ service as the repurchase price is below fair value. Such liability classified awards are remeasured at fair value subsequently at each reporting date, with the changes in fair value recorded as compensation expenses. During the years ended December 31, 2021, RMB42,154 related share based compensation expenses were recognized. The repurchase feature expired upon the initial public offering in May 2021, thus the awards were reclassified from liability to equity, an RMB68,567 corresponding increase in additional paid-in capital upon the initial public offering.

Restricted share units granted by the Company

During the year ended December 31, 2022 and 2023, the Group granted 112,336,970 and 69,910,980 restricted share units to certain employees and senior management under the 2018 Plan, which vest over 1 to 4 years. The estimated fair value of each RSU granted is based on market value of the Company’s shares on each date of grant. A summary of the restricted share units activities under the 2018 Plan for the year ended December 31,2022 and 2023 is presented as follow:

		Weighted Average
		Grant-date
	Number of RSUs	Fair Value
		RMB
As of December 31, 2021	—	—
Granted	112,336,970	0.83
Vested	(10,141,620)	0.74
Forfeited or cancelled	(425,000)	0.75
Unvested as of December 31, 2022	101,770,350	0.84
Granted	69,910,980	1.41
Vested	(22,617,630)	0.91
Forfeited or cancelled	(44,548,350)	0.94
Unvested as of December 31, 2023	104,515,350	1.22

The total fair value of RSU vested during the years ended December 31, 2022 and 2023 was RMB14,524 and RMB31,872, respectively.

During the years ended December 31, 2022 and 2023, no RSUs were granted under the 2021 Plan.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

18.Share-Based Compensation (continued)

Share Option granted by Shenlanbao

Shenlanbao has the following active share incentive plans: 2019 SLB share incentive plan,2020 SLB share incentive plan, 2021 SLB share incentive plan and 2022 SLB share incentive plan (collectively referred to as the “SLB plans”). The SLB plans permit the grant of option to the directors and employees to purchase Shenlanbao’s shares. Pursuant to the above plan, a maximum aggregate of 1,000,000 registered capital of Shenlanbao may be issued. The term of the option is fixed and does not exceed 5 years from the date of the grant. The options will vest ratably over a 4-year vesting period from the grant date and are only subject to service condition.

In September 2023, the board of Shenlanbao approved the amended and restated SLB plan(the “New SLB Plan”), which adjusted the number of shares to a maximum aggregate of 577,121 registered capital. The New SLB Plan also reduced the exercise price of the option and extended the term of option to 10 years. The Group accounted for the reduction of the exercise price of the options as a modification which requires the re-measurement of the fair value of these share options. This remeasurement resulted in a total incremental share-based compensation of RMB4,794, RMB2,018 of which is recognized on the modification date in 2023, and the remaining will be amortized through the vesting period of the option.

The following table summarizes the option activity for the year ended December 31, 2023:

			Weighted	Weighted
		Weighted	Average	Average
		Average	remaining	Grant-	Aggregate
	Number of	Exercise	contractual	date Fair	Intrinsic
	Options	Price	life	Value	Value
		RMB	RMB	RMB	RMB
Outstanding as of the acquisition date	450,246	15.90	7.68	24.81	7,162
Forfeited	(19,438)	23.57	—	21.41	—
Outstanding as of December 31, 2023	430,808	15.55	7.69	24.96	6,921
Exercisable as of December 31, 2023	187,200	16.28	7.16	21.12	2,165

The Group calculated the estimated fair value of the share options on the respective grant dates using the binomial option pricing model with the assistance from an independent valuation firm, with the following assumptions.

Year Ended December 31
2023
Risk free rate of interest	2.64%-3.01%
Volatility	29.8%-44.2%
Dividend yield	—
Exercise multiples	2.2-2.8
Life of options (years)	10
Fair value of underlying ordinary shares	13.37~36.29

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

Employee Benefit Trust (continued)

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

During the year ended December 31, 2021, the Group recorded share-based compensation expense of RMB16,403 related to the Restricted Shareholders Shares.

Upon the termination of the Restricted Shareholders’ continuous services during the vesting period, the Company has a right (but not the obligation) to repurchase the vested Restricted Shareholders Shares at a price below fair value of the Restricted Shareholders Shares which is to be determined by the board of directors of the Company. The Company reclassified vested Restricted Shareholders Shares as liability in the consolidated balance sheets upon the termination of the managements’ service as the repurchase price is below fair value. No repurchase occurred during the year ended December 31, 2021. Such liability classified awards are remeasured at fair value subsequently at each reporting date until initial public offering, with the changes in fair value recorded as compensation expenses. The repurchase feature expired upon the initial public offering, thus the awards were reclassified from liability to equity, and an RMB67,505 corresponding increase in additional paid-in capital, upon the initial public offering. During the year ended December 31, 2021, an RMB36,786 related share based compensation expenses was recognized.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

19.	Net (Loss)/Profit Per Share

Net (loss)/profit per share was computed by dividing net (loss)/profit available to ordinary shareholders by the weighted average number of ordinary shares outstanding:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Basic net (loss)/profit per share calculation
Numerator:
Net (loss)/ profit for the period attributable to Waterdrop Inc.	(1,574,080)	607,717	167,221
Change in redemption value in preferred shares	(152,287)	—	—
Net (loss)/profit attributable to ordinary shareholders for computing basic net (loss)/profit per ordinary shares	(1,726,367)	607,717	167,221
Denominator:
Weighted average ordinary shares outstanding used in computing basic net (loss)/profit per ordinary shares	2,990,507,749	3,921,388,720	3,769,679,736
Net (loss)/profit per ordinary share attributable to ordinary shareholders basic	(0.58)	0.15	0.04

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Diluted net (loss)/profit per share calculation
Numerator:
Net (loss)/profit attributable to ordinary shareholders for computing diluted net (loss)/profit per ordinary shares	(1,726,367)	607,717	167,221
Denominator:
Weighted average ordinary shares outstanding used in computing basic net (loss)/profit per ordinary shares	2,990,507,749	3,921,388,720	3,769,679,736
Effect of potentially diluted share options	—	84,176,378	74,855,096
Effect of potentially diluted restricted share units	—	16,902,062	36,326,664
Weighted average ordinary shares outstanding used in computing diluted net (loss)/profit per ordinary shares	2,990,507,749	4,022,467,160	3,880,861,496
Net (loss)/profit per ordinary share attributable to ordinary shareholders diluted	(0.58)	0.15	0.04

The following shares outstanding were excluded from the calculation of diluted net (loss)/profit per ordinary share, as their inclusion would have been anti-dilutive for the periods prescribed.

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Shares issuable upon exercise of share options	60,029,916	204,753,909	66,708,248
Shares issuable upon exercise of restricted share units	—	3,622,413	20,141,606
Shares issuable upon vesting of nonvested restricted shares	3,983,115	—	—
Shares issuable upon conversion of Series pre-A convertible preferred shares	82,811,813	—	—
Shares issuable upon conversion of Series A convertible preferred shares	115,015,797	—	—
Shares issuable upon conversion of Series A+ convertible preferred shares	54,222,527	—	—
Shares issuable upon conversion of Series B convertible preferred shares	120,916,087	—	—
Shares issuable upon conversion of Series C convertible preferred shares	186,399,063	—	—
Shares issuable upon conversion of Series C+ convertible preferred shares	58,596,160	—	—
Shares issuable upon conversion of Series C++ convertible preferred shares	41,542,257	—	—
Shares issuable upon conversion of Series D convertible preferred shares	177,632,040	—	—

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

20.	Leases

The Group leases certain office premises and equipment to support its core business under noncancelable leases. The Group determines if an arrangement is a lease at inception. Some lease agreements contain lease and non-lease components, which the Group chooses not to account for as separate components as the Group has elected the practical expedient. The Group also elected the short-term lease exemption for all contracts with lease terms of 12 months or less. As of December 31, 2022 and 2023, the Group had 4 and 1 long-term leases respectively that were classified as financing leases. As of December 31, 2022 and 2023, the Group had no significant lease contract that has been entered into but not yet commenced.

A summary of supplemental information related to operating leases and financing leases were as follow:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Operating leases-Weighted average remaining lease term	1.66	1.82	2.03
Financing leases-Weighted average remaining lease term	1.53	0.85	0.04
Operating leases-Weighted average discount rate	8.04%	6.41%	5.10%
Financing leases-Weighted average discount rate	8.39%	8.92%	7.10%

The components of lease expense were as follows:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Operating lease cost	47,905	33,207	36,911
Financing lease cost:
Amortization of right-of-use assets	204	190	87
Interest on lease liabilities	29	13	2
Short-term lease cost	13,902	7,710	8,520
Total	62,040	41,120	45,520

Supplemental information related to the Group’s leases were as follows:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Cash paid for operating leases	50,926	40,235	31,988
Cash paid for financing leases:
Operating cash flows used in finance leases	41	41	56
Financing cash flows used in finance leases	192	164	19

Non-cash ROU assets in exchange for new lease liabilities:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Operating leases	28,021	10,220	67,122
Financing leases	19	—	—

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

20.	Leases (continued)

The following is a maturity analysis as of December 31, 2023:

As of December 31,
2023
Operating
Leases
RMB
2024	33,693
2025	27,188
2026	2,192
2027 and thereafter	—
Subtotal	63,073
Less: imputed interest	(2,872)
Lease liabilities	60,201

21.	Commitments and Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.

On September 14, 2021, a complaint (case No.l:21-cv-07683-VSB)was filed in the U.S. District Court for the Southern District of New York (the “Court”) against the Group, certain executives and directors of the Group, the Group’s authorized process agent in the U.S, and the underwriters of the Group’s initial public offering. The action allege that defendants made misstatements and omissions in connection with the Group’s initial public offering in May 2021 in violation of the federal securities laws. On December 8, 2021, the Court appointed a lead plaintiff and approved a lead plaintiff counsel. On February 21, 2022, the lead plaintiff filed an amended complaint. On April 22, 2022, the parties completed briefing on Defendants’ Motion to Dismiss the State Court Action.On February 3, 2023, the Court granted the Company’s motion to dismiss in its entirety and dismissed the amended complaint with prejudice. On March 6, 2023, the lead plaintiff filed a notice to appeal the Court’s February 3, 2023 order and judgment to the U.S. Court of Appeals for the Second Circuit. On January 16, 2024, the U.S. Court of Appeals for the Second Circuit issued a summary order and judgment, affirming the District Court’s order and judgment.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

22.	Statutory Reserves and Restricted Net Asset

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

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s PRC subsidiaries and VIEs. There were no appropriations to these reserves by the Group’s PRC entities for the years ended December 31, 2021, 2022 and 2023.

As a result of PRC laws and regulations and the requirement that distributions by the PRC entity can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entity is restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital and statutory reserves of the Group’s subsidiaries and VIEs. As of December 31, 2023, the aggregate amounts of paid-in capital and statutory reserves represented the amount of net assets of the relevant entity in the Group not available for distribution amounted to RMB1,600,817.

23.Subsequent event

On March 26, 2024, the Board of Directors of the Company has approved a special cash dividend of US$0.004 per ordinary share, or US$0.04 per ADS, to shareholders of record as of the close of business on April 19, 2024. The payment date is expected to be on or around April 30, 2024 for holders of ordinary shares and on or around May 3, 2024 for holders of ADSs.

WATERDROP INC.

SCHEDULE 1-CONDENSED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2022	2023
	RMB	RMB	RMB

Assets
Current assets
Cash and cash equivalents	351,817	134,265	18,911
Short-term investments	310,799	557,753	78,558
Prepaid expense and other assets	81,162	14,929	2,102
Amount due from its subsidiaries and the consolidated VIEs	118,426	260,148	36,641
Total current assets	862,204	967,095	136,212
Non-current assets
Long-term investments and amount due from its subsidiaries and the consolidated VIEs (non-current)	4,917,050	5,341,984	752,403
Total non-current assets	4,917,050	5,341,984	752,403
Total assets	5,779,254	6,309,079	888,615
Liabilities
Current liabilities
Accrued expenses and other current liabilities	7,380	197	28
Amount due to its subsidiaries and the consolidated VIEs	1,005,746	1,723,188	242,706
Total current liabilities	1,013,126	1,723,385	242,734
Total liabilities	1,013,126	1,723,385	242,734
Shareholders’ Equity:
Ordinary shares (US$0.000005 par value; 10,000,000,000 shares authorized, 8,900,000,000 Class A ordinary shares authorized, 3,206,653,701 and 3,282,256,521 Class A ordinary shares issued as of December 31, 2022 and 2023, respectively, 3,108,040,681 and 2,899,717,031 Class A ordinary shares outstanding as of December 31, 2022 and 2023, respectively; 1,000,000,000 Class B ordinary shares authorized, 801,904,979 Class B ordinary shares issued and outstanding as of December 31, 2022 and 2023)	135	139	20
Treasury stock	(3)	(12)	(2)
Additional paid-in capital	7,384,670	7,003,423	986,411
Accumulated other comprehensive income	108,245	144,107	20,297
Accumulated deficit	(2,726,919)	(2,561,963)	(360,845)
Total shareholders’ equity	4,766,128	4,585,694	645,881
Total liabilities and shareholders’ equity	5,779,254	6,309,079	888,615

WATERDROP INC.

SCHEDULE 1-CONDENSED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(All amounts in thousands, except for share and per share data, or otherwise noted)

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				(Note 2)
Operating revenue, net	2,279	—	—	—
Operating costs and expenses	(250,814)	(153,603)	(87,060)	(12,262)
Interest income	8,666	11,990	29,337	4,132
Foreign currency exchange (loss)/gain	(2,114)	1,290	(92)	(13)
Others, net	4	17,097	3,077	433
Equity in (loss)/profit of subsidiaries and VIEs	(1,332,101)	730,943	221,959	31,263
Net (loss)/profit	(1,574,080)	607,717	167,221	23,553
Preferred shares redemption value accretion	(152,287)	—	—	—
Net (loss)/profit attributable to ordinary shareholders	(1,726,367)	607,717	167,221	23,553
Foreign currency transaction adjustments	(36,640)	129,563	37,413	5,270
Unrealized gains/(loss) on available-for-sale investments, net of tax	192	174	(1,551)	(218)
Total comprehensive (loss)/income attributable to ordinary shareholders	(1,610,528)	737,454	203,083	28,605

WATERDROP INC.

SCHEDULE 1-CONDENSED STATEMENTS OF CASH FLOW

(All amounts in thousands, except for share and per share data, or otherwise noted)

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				(Note 2)
Cash Flows from Operating Activities:	320,097	534,951	621,178	87,491
Cash Flows from Investing Activities:
Purchase of short-term investments	(1,875,171)	(1,486,449)	(1,376,678)	(193,901)
Proceeds from maturity of short-term investments	2,100,240	1,621,770	1,140,429	160,626
Investment in subsidiaries	(2,683,195)	(178,395)	(5,938)	(836)
Purchase of long-term investments	—	—	(57,550)	(8,106)
Prepaid investments	—	(69,426)	—	—
Net cash used in investing activities	(2,458,126)	(112,500)	(299,737)	(42,217)
Cash Flows from Financing Activities:
Proceeds from exercise of share option	2,971	9,729	11,710	1,649
Payment for share repurchase	(16,546)	(67,022)	(526,025)	(74,089)
Proceeds from initial public offering, net	2,142,104	—	—	—
Net cash provided by/(used in) financing activities	2,128,529	(57,293)	(514,315)	(72,440)
Effect of exchange rate changes on cash and cash equivalents	(14,162)	(21,824)	(24,678)	(3,475)
Net (decrease)/increase in cash and cash equivalents	(23,662)	343,334	(217,552)	(30,641)
Total cash and cash equivalents at beginning of year	32,145	8,483	351,817	49,552
Total cash and cash equivalents at end of year	8,483	351,817	134,265	18,911

WATERDROP INC.

SCHEDULE 1-CONDENSED STATEMENTS OF CASH FLOW (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

1.

Schedule I has been provided pursuant to the requirements of Rule 12-04(a)and 5-04(c)of Regulation S-X,which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2.

The condensed financial information of Waterdrop Inc. has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.

3.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Group and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Group as of December 31, 2022 and 2023 and the years ended 2021, 2022 and 2023. No dividend was paid by the Group’s subsidiaries to Waterdrop Inc. in 2021, 2022 and 2023.

4.

As of December 31, 2023, there were no material contingencies, significant provisions of long term obligations, and mandatory dividend or redemption requirements of redeemable shares or guarantees of the Group, except for those which have been separately disclosed in the Consolidated Financial Statement, if any.