Form 20-F
period 2024-12-31
Waterdrop Inc.
filed 2025-04-25
CIK 1823986

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024.

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

Xiaoying Xu, Head of Finance

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

2,822,868,761 Class A ordinary shares (excluding 459,387,760 Class A ordinary shares, comprising of Class A ordinary shares issued to the depositary for bulk issuance of ADSs and reserved for future issuances upon the exercise or vesting of awards granted under share incentive plans, and Class A ordinary shares in the form of ADSs held in treasury) and 801,904,979 Class B ordinary shares, par value US$0.000005 per share, as of December 31, 2024.

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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

●	“ADRs” are to the American depositary receipts which may evidence the ADSs;
●	“ADSs” are to the American depositary shares, each of which represents ten Class A ordinary shares;
●	“China” or the “PRC” are to the People’s Republic of China, including Hong Kong, Macau and Taiwan; and “mainland China” refers to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan. The operational risks associated with being based in and having operations in mainland China also apply to operations in Hong Kong. While entities and businesses in Hong Kong operate under different sets of laws from mainland China, the legal risks associated with being based in and having operations in mainland China could apply to our operations in Hong Kong, if the laws applicable to mainland China become applicable to entities and businesses in Hong Kong in the future;
●	“Class A ordinary shares” refer to our Class A ordinary shares, par value US$0.000005 per share; “Class B ordinary shares” refer to our Class B ordinary shares, par value US$0.000005 per share;
●	“CRO” are to Contract Research Organization;
●	“CSO” are to Contract Sales Organization;
●	“FYP” are to first year premiums, which include all premiums that policyholders are obligated to pay for short-term policies and the premiums that policyholders are obligated to pay in the first policy year for long-term policies;
●	“Hong Kong” or “HK” are to the Hong Kong Special Administrative Region of the PRC;
●	“ordinary shares” are to our Class A ordinary shares and Class B ordinary shares, par value US$0.000005 per share;
●	“our WFOE” are to Beijing Waterdrop Technology Group Co., Ltd., or Waterdrop Technology, formerly known as Beijing Absolute Health Co., Ltd.;
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“Shenlanbao” are to Shenzhen Cunzhen Qiushi Technology Co., Ltd. and its subsidiaries;
●	“the VIEs” are to Beijing Zhuiqiu Jizhi Technology Co., Ltd., or Zhuiqiu Jizhi, Beijing Shuidi Hubao Technology Co., Ltd., or Shuidi Hubao, Beijing Shuidi Hulian Technology Co., Ltd., or Shuidi Hulian, Beijing Zongqing Xiangqian Technology Co., Ltd., or Zongqing Xiangqian, and Beijing Guangmu Weichen Technology Co., Ltd., or Guangmu Weichen;
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and
●	“Waterdrop,” “we,” “us,” “our company” and “our” are to Waterdrop Inc., our Cayman Islands holding company and its subsidiaries. We conduct our operations primarily through (i) our subsidiaries in mainland China and (ii) the VIEs, with which we maintain contractual agreements. The consolidated VIEs are the companies that are incorporated and conducting operations in mainland China, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes.

Our reporting currency is the Renminbi. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB7.2993 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024. We make no representation that the Renminbi or U.S. dollars amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

Item 2.Offer Statistics and Expected Timetable

Not applicable.

Item 3.Key Information

Waterdrop Inc. is not an operating company in China but rather a Cayman Islands holding company with no material operations of its own and no equity ownership in the VIEs (defined below). We conduct our operations primarily through (i) our subsidiaries in mainland China and (ii) the VIEs, with which we maintain contractual agreements. The laws and regulations of mainland China restrict and impose conditions on foreign direct investment in companies involved in the provision of value-added telecommunication services, insurance brokerage services or insurance agency services. Therefore, we operate such businesses in China through the variable interest entities, Zhuiqiu Jizhi, Shuidi Hubao, Shuidi Hulian, Zongqing Xiangqian and Guangmu Weichen, which we refer to as the VIEs in this annual report, and rely on contractual arrangements among our subsidiaries in mainland China, the VIEs and their shareholders to control the business operations of the VIEs. Revenues contributed by the VIEs accounted for 93.6%, 88.6% and 83.4% of our total net revenues for the fiscal years 2022, 2023 and 2024, respectively. As used in this annual report, “Waterdrop,” “we,” “us,” “our company” or “our” refers to Waterdrop Inc. and its subsidiaries. Investors in our ADSs thus are not purchasing equity interest in the VIEs but instead are purchasing equity interest in Waterdrop Inc., a Cayman Islands holding company, and may never directly hold equity interests in the VIEs in mainland China. The consolidated VIEs are mainland China companies conducting operations in mainland China, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. Waterdrop Inc. is a holding company with no operations of its own. We do not have any equity ownership in the consolidated VIEs.

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
(Hong Kong)
Offshore
Onshore
Beijing Shuidi Hubao Technology Co., Ltd.(1)
Beijing Shuidi Hulian Technology Co., Ltd.(5)
Beijing Guangmu Weichen Technology Co., Ltd.(4)
Waterdrop Technology Group Co., Ltd.
Beijing Zhuiqiu Jizhi Technology Co., Ltd.(2)
Beijing Zongqing Xiangqian Technology Co., Ltd.(3)
Beijing Yifan Fengshun Medical Technology Co., Ltd.
Shuidi Health Technology Co., Ltd.
Miaoyi Hulian (Beijing) Technology Co., Ltd.
Tairui Insurance Agency Co., Ltd.
Shenzhen Cunzhen Qiushi Technology Co., Ltd.
Shuidi Insurance Brokerage Co., Ltd.
Beijing Yifan Qihang Medical Technology Co., Ltd.
Zhuanxin Insurance Brokerage Co., Ltd.
Equity interest (100% unless otherwise specified)
Contractual arrangement

Notes:

(1)	Mr. Peng Shen holds 100% of the equity interests in Beijing Shuidi Hubao Technology Co., Ltd.
(2)	Mr. Peng Shen and Mr. Guang Yang, each holds 99% and 1% of the equity interests in Beijing Zhuiqiu Jizhi Technology Co., Ltd.
(3)	Mr. Peng Shen and Mr. Wei Ran, each holds 99% and 1% of the equity interests in Beijing Zongqing Xiangqian Technology Co., Ltd.
(4)	Ms. Xiaolei Sun and Ms. Nian Liu, each holds 99% and 1% of the equity interests in Beijing Guangmu Weichen Technology Co., Ltd.
(5)	Mr. Peng Shen and Mr. Wei Ran, each holds 99% and 1% of the equity interests in Beijing Shuidi Hulian Technology Co., Ltd.

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

The Holding Foreign Companies Accountable Act

Our auditor is located in mainland China. Pursuant to the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act that was signed into law on December 29, 2022, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified so after we file this annual report on Form 20-F for the fiscal year ended December 31, 2024. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

The following table sets forth the amount of the transfers for the periods presented.

	Years Ended December 31,
	2022	2023	2024

	(RMB in millions)
Capital contributions from Waterdrop Inc. to its subsidiaries	182	6	15
Loans from its subsidiaries to Waterdrop Inc.	777	1,650	1,878
Loans repayment received by its subsidiaries from Waterdrop Inc.	267	3,565	884
Loans from its subsidiaries to the VIEs and their subsidiaries	2,899	8,972	6,290
Loans repayment received by subsidiaries from VIEs and their subsidiaries	4,220	8,863	6,875
Service fees received by WFOE from the VIEs and their subsidiaries(1)	749	596	597

Note:

(1)	The cash flows between our WFOE and the VIEs and their subsidiaries included the service fees paid for services contemplated by the exclusive business cooperation agreements.

The VIEs may transfer cash to our WFOE by paying service fees according to the exclusive business cooperation agreements. Pursuant to these agreements between the VIEs and our WFOE, our WFOE has the exclusive right to provide the VIEs with consulting, technical services and other services required by the VIEs’ business. Without our WFOE’s prior written consent, the VIEs may not accept the same or similar consulting, technical services and other services provided by any third party during the term of the agreement. The VIEs agree to pay our WFOE service fees based on the operating profit generated by the VIEs on an annual basis. For the years ended December 31, 2022, 2023 and 2024, service fees of RMB749 million, RMB596 million and RMB597 million were paid to the WFOE by the VIEs under the agreements, respectively.

For the years ended December 31, 2022, 2023 and 2024, no dividends or distributions were made to Waterdrop Inc. by our subsidiaries. For the years ended December 31, 2022, 2023 and 2024, dividends of nil, nil and RMB158.7 million were paid to shareholders of record as of designated record dates.

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within mainland China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend to Waterdrop Inc. by our PRC subsidiaries in the future:

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

Financial Information Related to the VIEs

The following table presents the condensed consolidating balance sheet data for the VIEs and other entities as of the dates presented.

	As of December 31, 2024
			Other non-
	Waterdrop	Primary Beneficiary	VIE	VIEs and their
	Inc.	of VIEs	subsidiaries	subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Cash and cash equivalents	589,440	115,945	70,587	210,351	—	986,323
Restricted cash	—	—	—	520,588	—	520,588
Short-term investments	566,434	406,524	469,322	170,339	—	1,612,619
Accounts receivable	—	157,934	20,424	537,848	—	716,206
Current contract assets	—	—	5,400	614,036	—	619,436
Amount due from related parties	—	100	—	157	—	257
Prepaid expense and other assets	22,875	13,002	17,012	129,752	—	182,641
Amounts due from the entities within our company	163,933	1,545,045	2,108,645	394,283	(4,211,906)	—
Non-current contract assets	—	—	3,894	149,855	—	153,749
Property, equipment and software, net	—	20,255	214,703	5,066	—	240,024
Intangible assets, net	—	13,442	—	149,846	(10,277)	153,011
Long-term investments	1,100,057	—	—	14,103	—	1,114,160
Investment in Non-VIE subsidiaries and amounts due from the entities within our company (non-current)	2,502,969	1,200	—	—	(2,504,169)	—
Investment in VIEs and their subsidiaries	—	(381,933)	—	—	381,933	—
Right of use assets, net	—	20,949	5,666	20,257	—	46,872
Deferred tax assets	—	—	—	27,028	—	27,028
Goodwill	—	—	—	80,751	—	80,751
Total assets	4,945,708	1,912,463	2,915,653	3,024,260	(6,344,419)	6,453,665
Amount due to related parties	—	10,363	—	253	—	10,616
Insurance premium payables	—	—	—	537,344	—	537,344
Accrued expenses and other current liabilities	1,563	120,187	47,353	534,932	—	704,035
Short-term loans	—	198,373	—	—	—	198,373
Current lease liabilities	—	18,017	3,324	13,232	—	34,573
Amounts due to the entities within our company	146,710	391,898	1,125,137	2,154,293	(3,818,038)	—
Non-current lease liabilities	—	2,933	1,792	6,246	—	10,971
Deferred tax liabilities	—	—	—	83,760	425	84,185
Total liabilities	148,273	741,771	1,177,606	3,330,060	(3,817,613)	1,580,097

	As of December 31, 2023
			Other non-
	Waterdrop	Primary Beneficiary	VIE	VIEs and their
	Inc.	of VIEs	subsidiaries	subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Cash and cash equivalents	134,265	24,195	119,126	119,319	—	396,905
Restricted cash	—	—	—	577,121	—	577,121
Short-term investments	557,753	1,108,531	771,944	558,299	—	2,996,527
Accounts receivable	—	113,605	8,563	570,942	—	693,110
Current contract assets	—	—	2,250	570,621	—	572,871
Amount due from related parties	—	—	—	65	—	65
Prepaid expense and other assets	14,929	17,122	6,369	151,426	—	189,846
Amounts due from the entities within our company	260,148	1,844,956	2,535,388	713,763	(5,354,255)	—
Non-current contract assets	—	—	1,065	133,318	—	134,383
Property, equipment and software, net	—	24,837	2,188	6,853	—	33,878
Intangible assets, net	—	15,807	—	174,113	(12,513)	177,407
Long-term investments	57,737	—	142,621	11,400	—	211,758
Investment in Non-VIE subsidiaries and amounts due from the entities within our company (non-current)	5,284,247	—	—	—	(5,284,247)	—
Investment in VIEs and their subsidiaries	—	(619,816)	—	—	619,816	—
Right of use assets, net	—	42,853	2,813	14,185	—	59,851
Deferred tax assets	—	—	—	24,190	—	24,190
Goodwill	—	—	—	80,751	—	80,751
Total assets	6,309,079	2,572,090	3,592,327	3,706,366	(10,031,199)	6,148,663
Amount due to related parties	—	9,509	—	—	—	9,509
Insurance premium payables	—	—	—	591,953	—	591,953
Deferred revenue	—	—	—	—	—	—
Accrued expenses and other current liabilities	197	86,871	19,918	490,698	—	597,684
Short-term loans	—	137,557	—	—	—	137,557
Current lease liabilities	—	21,523	1,271	10,114	—	32,908
Amounts due to the entities within our company	1,723,188	1,535,096	1,159,772	3,064,151	(7,482,207)	—
Non-current lease liabilities	—	22,144	1,523	3,626	—	27,293
Deferred tax liabilities	—	—	—	72,880	425	73,305
Total liabilities	1,723,385	1,812,700	1,182,484	4,233,422	(7,481,782)	1,470,209

The following table presents the condensed consolidating statements of operations for the VIEs and other entities for the periods presented.

	For the year ended December 31, 2024
			Other non-
	Waterdrop	Primary	VIE	VIEs and their
	Inc.	Beneficiary of VIEs	subsidiaries	subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Operating revenue, net	—	757,820	193,072	2,312,629	(491,700)	2,771,821
Operating costs	—	(139,363)	(176,860)	(1,242,211)	243,694	(1,314,740)
Sales and marketing expenses	(3,555)	(118,230)	(24,359)	(548,625)	—	(694,769)
General and administrative expenses	(38,278)	(229,897)	(18,563)	(330,906)	249,992	(367,652)
Research and development expenses	(742)	(188,152)	(10)	(27,598)	—	(216,502)
Total operating costs and expenses	(42,575)	(675,642)	(219,792)	(2,149,340)	493,686	(2,593,663)
Operating (loss)/profit	(42,575)	82,178	(26,720)	163,289	1,986	178,158
Equity in profit of subsidiaries and VIEs	304,704	189,637	—	—	(494,341)	—
Net profit/(loss)	367,510	292,671	(4,594)	185,295	(489,999)	350,883

	For the year ended December 31, 2023
			Other non-
	Waterdrop	Primary	VIE	VIEs and their
	Inc.	Beneficiary of VIEs	subsidiaries	subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Operating revenue, net	—	824,244	51,235	2,331,678	(576,450)	2,630,707
Operating costs	—	(137,866)	(44,634)	(1,171,282)	158,238	(1,195,544)
Sales and marketing expenses	(12,317)	(155,478)	(18,587)	(554,069)	—	(740,451)
General and administrative expenses	(73,712)	(257,382)	(7,612)	(484,180)	420,491	(402,395)
Research and development expenses	(1,031)	(267,000)	9	(31,038)	—	(299,060)
Total operating costs and expenses	(87,060)	(817,726)	(70,824)	(2,240,569)	578,729	(2,637,450)
Operating (loss)/profit	(87,060)	6,518	(19,589)	91,109	2,279	(6,743)
Equity in profit of subsidiaries and VIEs	221,959	227,813	—	—	(449,772)	—
Net profit/(loss)	167,221	296,391	(77,968)	121,441	(343,400)	163,685

	For the year ended December 31, 2022
			Other non-
	Waterdrop	Primary	VIE	VIEs and their
	Inc.	Beneficiary of VIEs	subsidiaries	subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Operating revenue, net	—	775,573	1,795	2,623,738	(599,338)	2,801,768
Operating costs	—	(120,168)	(882)	(1,118,686)	220,374	(1,019,362)
Sales and marketing expenses	(16,509)	(118,106)	(7,002)	(482,861)	—	(624,478)
General and administrative expenses	(121,636)	(210,666)	(2,070)	(435,204)	380,925	(388,651)
Research and development expenses	(15,458)	(256,774)	(27)	(19,031)	—	(291,290)
Total operating costs and expenses	(153,603)	(705,714)	(9,981)	(2,055,782)	601,299	(2,323,781)
Operating (loss)/profit	(153,603)	69,859	(8,186)	567,956	1,961	477,987
Equity in profit of subsidiaries and VIEs	730,943	718,807	—	—	(1,449,750)	—
Net profit/(loss)	607,717	822,606	(91,663)	611,235	(1,342,178)	607,717

The following table presents condensed consolidating cash flow data for the VIEs and other entities for the years ended presented.

	For the year ended December 31, 2024
	Waterdrop	Primary Beneficiary	Other non-VIE	VIEs and their
	Inc.	of VIEs	subsidiaries	subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Net cash provided by/(used in) operating activities	1,615,062	(447,373)	(1,546,843)	816,404	—	437,250
Net cash (used in)/provided by investing activities	(922,670)	479,597	1,509,901	(204,603)	(570,588)	291,637
Net cash (used in)/provided by financing activities	(258,425)	59,847	14,909	(585,498)	570,588	(198,579)

	For the year ended December 31, 2023
	Waterdrop	Primary Beneficiary	Other non-VIE	VIEs and their
	Inc.	of VIEs	subsidiaries	subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Net cash provided by/(used in) operating activities	621,178	69,715	(536,388)	252,011	—	406,516
Net cash (used in)/provided by investing activities	(299,737)	(1,104,857)	351,187	(573,368)	453,815	(1,172,960)
Net cash (used in)/provided by financing activities	(514,315)	476,331	5,933	108,628	(453,815)	(377,238)

	For the year ended December 31, 2022
	Waterdrop	Primary Beneficiary	Other non-VIE	VIEs and their
	Inc.	of VIEs	subsidiaries	subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Net cash provided by/(used in) operating activities	534,951	(50,520)	(202,462)	483,736	—	765,705
Net cash (used in)/provided by investing activities	(112,500)	252,633	139,584	347,545	(767,081)	(139,819)
Net cash (used in)/provided by financing activities	(57,293)	372,836	181,567	(1,321,648)	767,081	(57,457)

A.[Reserved]

The following selected consolidated statements of comprehensive income data for the years ended December 31, 2022, 2023 and 2024, selected consolidated balance sheet data as of December 31, 2023 and 2024 and selected consolidated cash flow data for the years ended December 31, 2022, 2023 and 2024 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statements of comprehensive loss data for the years ended December 31, 2020 and 2021, selected consolidated balance sheet data as of December 31, 2020, 2021 and 2022 and selected consolidated cash flow data for the years ended December 31, 2020 and 2021 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. You should read this “Selected Financial Data” section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of results we expect for future periods.

The following table sets forth a summary of our consolidated statements of comprehensive (loss)/income for the years ended December 31, 2020, 2021, 2022, 2023 and 2024.

	For the Year Ended December 31,
	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share and per share data)
Operating revenue, net	3,027,948	3,205,914	2,801,768	2,630,707	2,771,821	379,738
Operating costs and expenses
Operating costs	(742,258)	(1,054,475)	(1,019,362)	(1,195,544)	(1,314,740)	(180,119)
Sales and marketing expenses	(2,130,535)	(3,104,769)	(624,478)	(740,451)	(694,769)	(95,183)
General and administrative expenses	(407,171)	(530,522)	(388,651)	(402,395)	(367,652)	(50,368)
Research and development expenses	(244,230)	(378,990)	(291,290)	(299,060)	(216,502)	(29,661)
Total operating costs and expenses	(3,524,194)	(5,068,756)	(2,323,781)	(2,637,450)	(2,593,663)	(355,331)
Operating (loss)/profit	(496,246)	(1,862,842)	477,987	(6,743)	178,158	24,407
Other income/(expenses)
Interest income	26,515	48,662	81,713	136,043	149,121	20,429
Fair value change of warrant	(150,685)	—	—	—	—	—
Foreign currency exchange (loss)/gain	(1,335)	9,349	4,064	4,342	8,016	1,098
Others, net	8,052	9,764	66,929	30,598	25,295	3,465
(Loss)/profit before income tax, and share of results of equity method investee	(613,699)	(1,795,067)	630,693	164,240	360,590	49,399
Income tax (expense)/benefit	(50,155)	220,987	(22,976)	(555)	(9,707)	(1,330)
Share of results of equity method investee	(15)	—	—	—	—	—
Net (loss)/profit	(663,869)	(1,574,080)	607,717	163,685	350,883	48,069
Deemed dividend on modification on preferred shares	(67,975)	—	—	—	—	—
Deemed dividend upon issuance of warrants	(90,268)	—	—	—	—	—
Preferred shares redemption value accretion	(285,668)	(152,287)	—	—	—	—
Net loss attributable to mezzanine equity classified as non-controlling interest	—	—	—	(3,536)	(16,627)	(2,278)
Net (loss)/profit attributable to ordinary shareholders	(1,107,780)	(1,726,367)	607,717	167,221	367,510	50,347
Weighted average number of ordinary shares used in computing net (loss)/profit per share
Basic	1,174,583,516	2,990,507,749	3,921,388,720	3,769,679,736	3,650,504,339	3,650,504,339
Diluted	1,174,583,516	2,990,507,749	4,022,467,160	3,880,861,496	3,719,776,955	3,719,776,955
Net (loss)/profit per share attributable to ordinary shareholders
Basic	(0.94)	(0.58)	0.15	0.04	0.10	0.01
Diluted	(0.94)	(0.58)	0.15	0.04	0.10	0.01

The following table presents our selected consolidated balance sheet data as of December 31, 2020, 2021, 2022, 2023 and 2024.

		As of December 31,
	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	1,061,962	817,719	1,574,171	396,905	986,323	135,126
Restricted cash	261,387	667,664	517,364	577,121	520,588	71,320
Short-term investments	1,193,160	1,969,362	2,130,377	2,996,527	1,612,619	220,928
Accounts receivable, net	539,791	643,843	675,796	693,110	716,206	98,120
Contract assets	848,550	593,500	553,676	707,254	773,185	105,926
Long-term investments	2,741	11,812	11,969	211,758	1,114,160	152,639
Total assets	4,705,055	5,250,599	5,922,223	6,148,663	6,453,665	884,146
Insurance premium payables(1)	607,326	685,028	516,661	591,953	537,344	73,616
Deferred revenue(2)	22,017	803	—	—	—	—
Accrued expenses and other current liabilities(3)	595,606	498,752	584,123	597,684	704,035	96,452
Short-term loans	—	—	—	137,557	198,373	27,177
Deferred tax liabilities(4)	225,745	13,551	29,703	73,305	84,185	11,533
Total liabilities	1,524,743	1,277,173	1,156,095	1,470,209	1,580,097	216,471
Total mezzanine equity	4,837,336	—	—	92,760	76,133	10,430
Total shareholders’ (deficit)/equity	(1,657,024)	3,973,426	4,766,128	4,585,694	4,797,435	657,245
(1)

Includes amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to us of RMB607.3 million, RMB685.0 million, RMB516.7 million, RMB592.0 million and RMB537.3 million as of December 31, 2020, 2021, 2022, 2023 and 2024, respectively.

(2)

Includes amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to us of RMB22.0 million, RMB0.8 million, nil, nil and nil million as of December 31, 2020, 2021, 2022, 2023 and 2024, respectively.

(3)

Includes amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to us of RMB447.2 million, RMB413.4 million, RMB454.0 million, RMB490.7 million and RMB534.9 million as of December 31, 2020, 2021, 2022, 2023 and 2024, respectively.

(4)

Includes amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to us of RMB225.3 million, RMB13.1 million, RMB29.3 million, RMB72.9 million and RMB83.8 million as of December 31, 2020, 2021, 2022, 2023 and 2024, respectively.

The following table sets forth our selected consolidated cash flow data for the years ended December 31, 2020, 2021, 2022, 2023 and 2024.

	For the Year Ended December 31,
	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Net cash (used in)/provided by operating activities	(777,108)	(1,096,652)	765,705	406,516	437,250	59,904
Net cash (used in)/provided by investing activities	(1,217,701)	(846,898)	(139,819)	(1,172,960)	291,637	39,953
Net cash provided by/(used in) financing activities	2,050,890	2,119,670	(57,457)	(377,238)	(198,579)	(27,205)
Effect of exchange rate changes on cash and cash equivalents	(26,884)	(14,086)	37,723	26,173	2,577	353
Net increase/(decrease) in cash and cash equivalents and restricted cash	29,197	162,034	606,152	(1,117,509)	532,885	73,005
Total cash and cash equivalents and restricted cash at beginning of year	1,294,152	1,323,349	1,485,383	2,091,535	974,026	133,441
Total cash and cash equivalents and restricted cash at end of year	1,323,349	1,485,383	2,091,535	974,026	1,506,911	206,446

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary of Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs. The following list summarizes some, but not all, of these risks.

Risks Related to Our Business and Industry

●	Our business and growth are significantly affected by the future prospects of third-party insurance brokerage and agency, medical crowdfunding and healthcare industries, which are rapidly evolving.
●	Our limited operating history and evolving business model make it difficult to evaluate our business and future prospects and the risks and challenges we may encounter.
●	We face intense competition and could lose market share, which could adversely affect our results of operations.
●	We have a history of net losses and negative cash flows from operating activities, and we may not be able to maintain profitability or continue to generate positive cash flows from operating activities in the future.
●	We face uncertainties relating to the change of regulatory regime for insurance related business.
●	If we are unable to manage the risks presented by our international expansion, our financial results and future prospects will be adversely impacted.
●	We may be materially adversely affected by the changes and evolvement in the regulation of medical crowdfunding business
●	The administration, interpretation and enforcement of the regulations applicable to us are evolving and involve uncertainties. We may not be able to stay in constant compliance with the rapidly evolving regulations.
●	Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business and results of operations.
●	We have been or may be subject to penalties for failure to manage our personnel engaging in insurance brokerage activities.
●	Our historical growth rate may not be indicative of our future performance and if we fail to effectively manage our growth, our business, financial condition and results of operations could be adversely affected.
●	We have made investments and allocated resources in the development and application of AI technologies and may face uncertainties with respect to its commercialization and application and the evolving laws and regulations.
●	Any harm to our brand or reputation may materially and adversely affect our business.

Risks Related to Our Corporate Structure

●	Waterdrop Inc. is a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China primarily through (i) our subsidiaries in mainland China and (ii) the VIEs, with which we have maintained contractual arrangements. Investors in our ADSs thus are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with the laws and regulations in mainland China, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our subsidiaries in mainland China, the VIEs, and investors of our company face potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with regulations in mainland China relating to relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” on page 41 for details.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations” on page 46 for details.
●	PRC government’s significant authority in regulating the industries that we operate and our operations and its oversight over securities offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs” on page 47 for details.
●	Evolvements of the legal system in mainland China, including the enforcement of rules and regulations in China and the risk that such rules and regulations can change quickly, could result in uncertainties that could have a material adverse change in our operations and the value of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The legal system in mainland China is evolving, which leads to uncertainties that could adversely affect us” on page 47 for details.
●	We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries in mainland China to make payments to us could have a material and adverse effect on our ability to conduct our business. See the risk factor on page 55 for details.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. See the risk factor on page 57 for details.
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See the risk factor on page 58 for details.

Risks Related to Our ADSs

●	The trading price of the ADSs has been and may be volatile, which could result in substantial losses to investors.
●	If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.
●	Our dual-class voting structure may limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

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

Firstly, third-party insurance brokerage and agency industry in China could be affected by, from the insurance carrier side, the close integration with and improvements in online infrastructure and technology, efficient access to insurance consumers, consumer base and insights, user acquisition costs and the separation of insurance product design and sales; and from the consumer side, by the continued formation of consumers’ online insurance policy purchasing habits, the selection, price and popularity of insurance products offered by insurance carriers, the demand for convenience, the reliability and security of third-party insurance brokerage and agency platforms and online insurance policy buying or claim settlement experience. In addition, third-party insurance brokerage and agency industry may also be affected by the overall prosperity of health and life insurance industry and the regulatory regime.

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

The third-party insurance brokerage and agency industry in China is intensely competitive. Our current or potential competitors include (i) online third-party brokers and agents such as Ant Group and WeSure; and (ii) offline third-party brokers and agents such as AIX(formerly Fanhua) and Datong. New competitors may emerge at any time. We also face competition from traditional insurance intermediaries such as bancassurance, tied agency channel of insurance carriers and direct sales channel of insurance carriers. Additional players may also enter into the rapidly evolving medical crowdfunding space from time to time. We also face intensive competition as more companies tap into the global clinical research and development third-party service market where many market players exist. We also face competition in other healthcare service market as we are exploring healthcare-related business initiatives.

In recent years, the third-party brokerage and agency industry is undergoing fundamental transformation, creating both opportunities and challenges. Insurance carriers are increasingly demanding more sophisticated support in digital infrastructure integration, data analytics for consumer insights, and efficient distribution solutions. At the same time, consumers are developing stronger preferences for seamless online experiences, transparent product comparisons, and efficient claim settlements. These dual pressures require us to continuously adapt our service models and technological capabilities, which entails significant investment and operational adjustments. However, the we cannot guarantee that our new initiatives and development will be effective, which could materially impair our competitive position.

In such competitive environment, we face intensifying competition across multiple fronts. The rising cost of user acquisition poses significant challenges to our growth plans. Developing service differentiators that resonate with evolving market demands requires constant innovation. Maintaining strong relationships with insurance partners becomes more difficult as carriers develop alternative distribution channels. Effectively communicating our value proposition to both consumers and insurers in this crowded marketplace demands substantial marketing resources. Furthermore, the evolving regulatory landscape may introduce new compliance requirements that could constrain our operational flexibility. Should we fail to adequately address these competitive pressures, or if market development diverges from our expectations, our business prospects and financial performance could be materially adversely affected.

In addition, existing or potential competitors may have substantially greater brand recognition and possess more financial, marketing and research resources than we do. Our competitors may introduce platforms with more attractive products, content, features, services or solutions with competitive pricing or enhanced performance that we cannot match. Some of our competitors may have more resources to develop or acquire new technologies and react quicker to changing requirements of consumers.

Furthermore, for the online insurance marketplace industry we operate in, our target insurance policy purchasers, PRC residents with potential insurance needs, may seek insurance products and services in well-equipped and developed neighboring insurance markets. We may fail to compete effectively with our competitors and industry participants in neighboring insurance markets.

We have a history of net losses and negative cash flows from operating activities, and we may not be able to maintain profitability or continue to generate positive cash flows from operating activities in the future.

We incurred net losses and had negative cash flows from operating activities in the past and we may not be able to maintain profitability or continue to achieve positive cash flows from operating activities in the future. We had net profits of RMB607.7 million, RMB163.7 million and RMB350.9 million (US$48.1 million) in 2022, 2023 and 2024, respectively. Net cash provided by our operating activities was RMB765.7 million, RMB406.5 million and RMB437.3 million (US$59.9 million) in 2022, 2023 and 2024, respectively.

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

On December 7, 2020, the China Banking and Insurance Regulatory Commission published the Regulatory Measures for Online Insurance Business, which became effective on February 1, 2021. Shuidi Insurance Brokerage conducts online insurance brokerage business in mainland China and is subject to such measures. These regulations significantly change the regulatory framework for online insurance business in various aspects. For details of the Regulatory Measures for Online Insurance Business, see “Item 4. Information on the Company— B. Business Overview—Regulation—Regulations on Internet Insurance Business.” The measures require online insurance transactions being conducted through online interfaces operated by insurance institutions only, and prohibit insurance institutions from setting default options for customers or imposing any restrictions on the cancellation of automatic payment to affect customer’s choice during the sales process of insurance products. While measures do not explicitly permit non-insurance institutions to engage in marketing activities for online insurance products, these measures prohibit such entities from conducting insurance related businesses, such as product consultations, comparison of insurance products, trial calculation of insurance premiums, quotation and comparison of quotations, drafting insurance plans for policyholders, processing insurance application formalities and premium collection.

We currently engage third-party user acquisition channels to attract consumers for the insurance products offered on our platform. If such cooperation is deemed non-compliant with the Regulatory Measures for Online Insurance Business, we may be required to modify our business practice, which may result in a reduction in our attraction to consumers. In addition, compliance with these heightened regulatory requirements may be costly. While we strive to maintain compliance, we cannot assure you that our business operations will remain fully compliant with these regulations at all times, or we will be able to rectify the non-compliance incidents in a timely manner.

The regulatory framework in mainland China’s insurance industry is evolving and undergoing significant changes. Further regulatory development may introduce new regulatory requirements, including disclosure on insurance product information, monetization strategies and sales practices. These changes may require us to adjust our business practice and operations. For example, on October 12, 2021, the China Banking and Insurance Regulatory Commission published the Circular on Further Regulating Certain Issues on Internet Life Insurance Business, or the Circular 108. The Circular 108 requires that the premium of certain short-term (i.e., less than one year) insurance products, such as accident insurance and health insurance, shall be paid in equal installments. We used to provide our consumers the option of monthly payments and the first month payment of premium of certain insurance products is typically lower than subsequent installments. As of the date of this annual report, we have adjusted the payment regime to comply with the Circular 108. The adjustment of such payment regime may have resulted in a reduction in our attractiveness to potential consumers. The Circular 108 also sets the upper limits on the predetermined fee rate and average supplemental fee rate for certain insurance products, which may affect the amount of insurance brokerage commission we charge on the insurance products and adversely affect our financial condition. In addition, insurance intermediary institutions selling ordinary life insurance products (excluding fixed-term life insurance) and annuity insurance products with terms exceeding ten years must meet certain conditions, including, among others, having not received any material administrative penalty or regulatory actions imposed or taken by any governmental authorities over the last twelve months. Therefore, we may be restricted from selling such insurance products under the Circular 108 if we are imposed with material administrative penalty imposed by PRC governmental authorities. Furthermore, the Circular 108 prohibits customer service personnel of insurance intermediary institutions from actively promoting internet insurance products and provides that their salaries shall not be associated with the sales assessment indicators of internet personal insurance business. It remains uncertain as to how the circular will be implemented and whether the circular will have a material impact on our business, financial conditions, result of operations and prospects. The attention of our management team could be diverted to these efforts to cope with an evolving regulatory or competitive environment. Meanwhile, staying compliant with the restriction may result in limitation to our business scope, limitation to our product and service offerings, and reduction in our attraction to consumers. As a result, our business and results of operations might be materially and adversely affected.

As we gradually expand our insurance operations to Hong Kong and other regions, we face significant regulatory complexities which we may not be familiar with. We face material risks in ensuring compliance across jurisdictions. While we have implemented compliance policies and training programs, the evolving regulatory landscape in both regions creates ongoing challenges. We cannot guarantee complete prevention of violations, particularly given the difficulties in monitoring third-party intermediaries. Any regulatory action, even resulting from isolated incidents, could lead to fines, license restrictions, or reputational damage that would materially impact our Hong Kong operations and financial performance. In addition, our Hong Kong operations depend on maintaining our insurance brokerage license, which requires periodic renewal subject to regulator’s discretionary approval. The regulators follow established rules and maintain broad discretion to modify requirements or impose new conditions during review, and any adverse findings could delay or prevent renewal. Failure to secure timely renewal would have immediate operational consequences, prohibiting new business and disrupting brokerage fee collection on existing policies. Although we maintain dedicated compliance resources and engage proactively with regulators, the subjective nature of renewal criteria and evolving regulatory expectations create inherent uncertainty. If we cannot successfully renew our insurance brokerage license in a timely manner, or at all, our business operations in Hong Kong and our financial performance may be materially adversely affected.

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

We have expanded business operations into overseas markets. However, we have limited history and experience operating in jurisdictions outside of mainland China. We have made certain investments, and may further make significant investments to expand our international operations and compete with local competitors. Such investments may not be successful and may negatively affect our operating results. Conducting our business internationally, particularly in countries in which we have limited experience, subjects us to various risks, which include, among others:

●	operational and compliance challenges caused by distance, language, and cultural differences;
•	the resources required to build a local management team in each new market and to localize our service offerings to appeal to consumers in that market;
•	local key management personnel may fail to meet the rigorous operational, regulatory, and strategic requirements necessary for effective operation, optimal decision-making, and market entry;

•	lack of local AI talents which may impede our ability to effectively implement and innovate with advanced AI solutions, potentially weakening our competitive position;
•	compliance challenges caused by unfamiliar laws and regulations;
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

Our medical crowdfunding business is subject to regulation by various government authorities in mainland China, including among others, the Ministry of Civil Affairs, the CAC, and the MIIT. As the medical crowdfunding industry is relatively nascent and is still in its early stages of development, we expect to experience strengthened regulatory environment along with rapid industry evolution.

On December 29, 2023, the Standing Committee of the National People’s Congress published the Decision to Amend the PRC Charity Law, which took effect on September 5, 2024. The amended PRC Charity Law extends scrutiny to the medical crowdfunding business. Pursuant to the amended PRC Charity Law, internet platforms that provide services to facilitate individual help-seeking activities shall be designated by the Ministry of Civil Affairs and shall verify the authenticity of such help-seeking information and disclose relevant information to the public in a timely and comprehensive manner. It also provides that more detailed rules will be stipulated by the Ministry of Civil Affairs, along with other government authorities.

On September 5, 2024, the Ministry of Civil Affairs and other government authorities, jointly published the Administrative Measures for Online Personal Help-seeking Service Platforms, which became effective on September 5, 2024. These measures aim to regulate the operation of online platforms that provide help-seeking services. They confirm that online personal help-seeking service platforms must be supervised and designated by the Ministry of Civil Affairs of the PRC and provide specific requirements. The regulations also provide that online personal help-seeking service platforms can charge reasonable fees, including, among others, establishment of a robust information security management system, prominent disclosure of platform rules, and the creation of independent deposit accounts to manage and use funds for their designated purposes. In addition, these platforms are required to ensure the authenticity of help-seeking posts, actively monitor content to prevent fraudulent, misleading, or harmful information, and implement mechanisms for reporting suspicious activity. The regulations also allow platforms to charge reasonable fees for their services. In December 2024, our Waterdrop Medical Crowdfunding platform has been designated by the Ministry of Civil Affairs as one of the government recognized online personal help-seeking service platforms in mainland China.

As the regulatory framework related to medical crowdfunding business develops, we may be subject to new or additional requirements related to governance, ownership structures or other aspects of our medical crowdfunding business operations in the future. If the PRC authorities promulgate any laws, rules or regulations in future which impose new or additional requirements on our medical crowdfunding business, we cannot assure you that we will be able to comply with them, or adjust or rectify our business operation, in a timely manner, or at all. In such cases, we may face penalties such as the imposition of fines and the discontinuation or restriction of our operations. If any of the foregoing or other changes of the applicable laws, rules and regulations in mainland China that have any adverse impact on our businesses was to occur, our business and financial condition might be materially and adversely affected.

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

Moreover, we have from time to time been subject, and are likely again in the future to be subject to PRC regulatory inquiries, inspections and investigations. If any non-compliance incidents in our business operation are identified, we may be required to take certain rectification measures in accordance with applicable laws and regulations, or we may be subject to other regulatory actions such as administrative penalties. For example, in 2023, certain of our non-compliance incidents with respect to sale of internet insurance products were identified, including failure to update the information of internet insurance products in a timely manner and retain records of internet insurance transactions in accordance with applicable laws. We were required to rectify such non-compliance incidents within the prescribed time period. In August 2023, we were imposed an administrative penalty due to conducting insurance business in areas where we do not have branches in violation of applicable laws and regulations. As of the date of this annual report, we have rectified such non-compliance incidents as mentioned above. However, we cannot assure you that we will be able to fully rectify all non-compliance incidents in a timely manner or fully satisfy the regulatory requirements, or we will not be subject to any future regulatory reviews and inspections where other non-compliance incidents might be identified, which might materially and adversely affect our business, financial condition, results of operations and prospects. For example, the current laws and regulations in mainland China remain unclear as to whether our customer service personnel are required to complete the qualification registration as insurance brokerage practitioners in accordance with the laws and regulations in mainland China. In light of the dynamic regulatory landscape, we can’t promise we won’t need government approval or licenses for our customer services or staff in the future. Failure to meet these regulations may result in fines, disruptions, and harm to our finances and performance.

In addition, we have been expanding our businesses and may enter into new business areas as we see fit. Due to the complexities and uncertainties of the laws and regulations in mainland China, Hong Kong, or other regions governing the new industries we are going to operate our business in, we cannot assure you that all our new business operations in the future will be in compliance with the laws and regulations applicable to the new industries.

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

Our historical performance may not be indicative of our future performance and if we fail to effectively manage our business, our financial condition and results of operations could be adversely affected.

We had achieved rapid growth in the past, particularly in terms of the number of insurance consumers, the FYP generated through us, and cumulative fund we help patients raise. However, in 2022, we experienced decreases in FYP and revenue as well as the number of new users on our Waterdrop Insurance Marketplace. Although we began to record a mild increase in FYP and the number of new users as a result of our improved business operations in 2023 and 2024, there is no assurance that we will be able to resume or maintain our historical performance in future periods. If our growth rates continue to slow or decline, investors’ perceptions of our business and prospects may be adversely affected and the market price of our ADSs could decline.

We cannot assure you that we will be able to effectively implement our business plans. We started with the mutual aid plan services in May 2016, under which we generated management fee income as an operator of the mutual aid plans, and then launched Waterdrop Medical Crowdfunding in July 2016. We began to distribute insurance products underwritten by insurance carriers in our Waterdrop Insurance Marketplace in May 2017, through which we earn brokerage income, and we had experienced significant business growth in the past. However, subject to the uncertainty of the macroeconomy, industry and regulatory conditions, we cannot assure you that our FYP and revenue from the insurance business will continue to grow in the foreseeable future. While we plan to further expand user coverage and engagement to improve mindshare, penetrate further into the insurance value chain with strategic partners, invest in data analysis and technology infrastructure and deepen partnership with medical institutions to build up health ecosystem, we cannot assure you that our growth initiatives will succeed. In addition, we are proactively seeking innovative opportunities in healthcare industry. For instance, we have developed a digital platform, E-Find Patient Recruitment, for patient recruitment since late 2021. In 2024, we successfully enrolled 3,409 patients, representing an increase of 2.8% as compared to 2023. However, there is no assurance that we will be able to continue to grow our healthcare related business and operations.

We have made investments and allocated resources in the development and application of AI technologies and may face uncertainties with respect to its commercialization and application and the evolving laws and regulations.

We have made investments and allocated significant resources in AI areas, including human resources and infrastructure updates. We plan to continue to invest capital and other resources into our AI-enabled business operations. However, many of such AI technologies and solutions are still in the growing stages and the commercialization of these new technologies are still subject to uncertainties. Therefore, we cannot assure you that our investment and exploration in AI technology and AI-enabled products and services will be successful. Our operating results may also suffer if our AI technologies are not responsive to the needs of our users, customers and partners, inappropriately timed with market opportunities, or marketed ineffectively. We also face intense competition as many players have also devoted significant resources in the research and development of these technologies. We may also not alter our business practices in time to avoid or reduce adverse effects from any of the foregoing risks. In addition, the regulatory and legal framework on AI applications in mainland China is also evolving rapidly. In recent years, the PRC government authorities have released a series of laws and regulations related to AI services, including the Administration Provisions on Algorithmic Recommendation of Internet Information Services, the Administrative Provisions on Deep Synthesis of Internet Information Services and the Interim Measures on the Management of Generative AI Services. These regulations may apply to certain AI functionalities that we deploy, depending on their specific use cases. For example, pursuant to the Interim Measures on the Management of Generative Artificial Intelligence Services, the service providers that provide generative artificial intelligence services with public opinion attribute or social mobilization ability are required to apply for security assessment with the national cybersecurity administration authorities in accordance with laws and regulations, and complete the filing for algorithms services in accordance with the Administration Provisions on Algorithmic Recommendation of Internet Information Services. As of the date of this annual report, we have completed the filing for “Waterdrop Guardian” (or “Shuishou” in Chinese), one of our proprietary large language models for multiple scenarios in the insurance business. However, as the regulatory framework of AI is still at its nascent stage in China, the interpretation and implementation of the existing measures are evolving rapidly and the PRC regulatory agencies, including the Cyberspace Administration of China, may adopt new laws, regulations, rules, implementation measures and interpretation in the field of vertical AI, which may increase our compliance costs. We will take relevant measures to comply with the new legal requirements. As of the date of this report, we have completed PRC in-depth synthesis service algorithm filing with the relevant PRC governmental authorities. However, we cannot assure you that our compliance measures are, or will be, always considered sufficient under PRC laws and regulations. Any failure or perceived failure to comply with these laws and regulations could cause negative publicity and disruptions to our business operations, subject us to legal liabilities and adversely affect our financial results.

Furthermore, as we expand the use of AI into our product or service offerings, uncertainty with respect to new and emerging AI technologies, such as vertical AI, may require us to incur additional investment in the development of appropriate protections and safeguards for handling the use of data with AI technologies, which may be costly and could impact our expenses. AI technologies, including vertical AI, may create content that is factually inaccurate or flawed. Such content may expose us to brand or reputational harm and/or legal liability. It is uncertain how various laws related to online services, intermediary liability, and other issues will apply to such content. The use of certain AI technologies presents emerging ethical and social issues, and if we offer solutions that draw scrutiny or controversy due to their perceived or actual impact on users or on society as a whole, we may experience brand or reputational harm, competitive harm, and/or legal liability. It is not possible to predict all of the risks related to the use of AI, and developments in regulatory frameworks governing the use of AI and in related stakeholder expectations may adversely affect our ability to develop and use AI or subject us to liability.

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

Our relationship with insurance carriers is crucial to our success. We generate a substantial portion of our revenues from commission fees paid by insurance carriers. Certain insurance carriers have accounted for a significant portion of our revenues in the past. For example, each of Hongkang Life Insurance and China Pingan Insurance has, accounted for over 10% of our total operating revenue for the year ended December 31, 2022. If one or more of them fail to make payments to us, the settlement of our accounts receivable and financial position would be materially and adversely affected. While we continually seek to diversify insurance carriers on our platform, there can be no assurance that the concentration will decrease.

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

As the consumers’ awareness for health protection and insurance products in China were still substantially lower than in developed countries, many insurance consumers on our platform start with purchases of short-term protection products. We began to offer long-term health and life insurance products in the end of 2018, and we have been endeavoring to raise consumer awareness, and demonstrate the value and importance of long-term health and life insurance, through our interactions with them. The FYP of long-term health and life insurance products generated through us increased to RMB2,269 million in 2024 from RMB2,223 million in 2023, the increase was primarily due to the synergy we have achieved following the acquisition of Shenlanbao and expansion of our product offerings. We cannot assure you that we will always be successful in migrating our insurance consumers to long-term health and life insurance products, or otherwise increasing the sales of long-term health and life insurance products. If such failure occurs, our results of operation may be adversely affected.

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

Our future growth depends on our ability to continue to bring in and retain consumers and increase engagement of existing consumers on our Waterdrop Insurance Marketplace platform. We may not be able to locate or have access to sufficient number of new consumers. In addition, we must stay abreast of emerging user preferences and product trends that will appeal to existing and potential participants and consumers. Our platforms make personalized recommendations of insurance products to users based on their needs, and offer a comprehensive suite of services to ensure a smooth and efficient experience. For users on our insurance marketplace, we also develop insurance products in cooperation with insurance carriers to meet their evolving needs. Our ability to provide these products and services is dependent on our expertise and our data analytical capabilities. However, there is no assurance that the products and services that we offer will cater to the needs of potential or existing users, sustain for a period of time that we expect them to, or be welcomed or accepted by the market at all. If we cannot acquire new users or if users cannot find their desired insurance products on our platform at attractive prices and terms, or if they find their experience with us dissatisfactory, they may use our products and services less, or not at all, lose trust in us, terminate their memberships, surrender their existing policies and turn to other platforms, which in turn may materially and adversely affect our business, financial condition and results of operations.

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

We launched our clinical trial patient recruitment services in December 2021. We have developed the digital platform, E-Find, to help pharmaceutical companies find matches for clinical trials. People in need, mostly patients, can have access to investigational new drugs and frontier innovative therapies through E-Find. Identifying, screening and enrolling patients to participate in clinical trials is critical to the success of such new business, and we may not be able to identify, recruit and enroll a sufficient number of patients with the required or desired characteristics to complete the clinical trials in a timely manner. We may have difficulty enrolling patients, for example, if the competitors of the pharmaceutical companies we cooperate with have ongoing clinical trials for similar products and the patients who would otherwise be eligible for our clinical trials instead enroll in the competitors’ clinical trials.

Our patient recruitment businesses are also subject to privacy protection and data compliance risks. Before patients enroll in clinical trials, we collect and maintain medical data, treatment records and other personal data. We are subject to the privacy laws and regulations. Although we have taken measures to maintain the confidentiality of medical records and personal data of patients prior to enrolling in clinical trials so that they cannot be accessed without proper authorization, we cannot assure you that such measures are effective in ensuring our compliance with the laws and regulations, or that we are able to prevent the enrollees’ private information or medical records being divulged without their consent. For example, our information technology systems may be hacked, and personal data could leak due to theft or misuse of personal information arising from misconduct or negligence, leading to disclosure. In addition, the clinical trials are conducted by third-party biopharmaceutical and biotechnology companies that we cooperate with, and we cannot ensure that their professionals involved in the clinical trials will always comply with our data privacy measures. Furthermore, any changes in the laws and regulations may affect our ability to use medical data and subject us to liability for the use of such data for previously permitted purposes. Any failure to protect the confidentiality of the medical records and personal data of patients or any restrictions on our use of medical data or any liability arising therefrom could materially and adversely affect our business, financial condition and results of operations. If our relationship with hospitals worsens, the patient recruitment consultants may be banned from entering the hospitals or patients’ wards, which may materially affect our offline patient recruitment consultancy of our business.

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

We are exploring our patient service and CRO service businesses, which are still in an early stage and the success of which may be affected by various factors. Further, in face of rapidly changing opportunities, we may explore other pharmaceutical business such as CSO service business. We believe that these new businesses will provide us with long-term growth opportunities. However, we cannot assure you that we will always be able to deliver the quality of services that meets our users’ standards and evolving needs. As we explore new ways to provide better and more comprehensive patient management services covering the full life cycle of patients with critical illness, we may make material mistakes that could negatively impact or obviate the usefulness of results of our services, which could adversely affect our reputation, business, financial condition, results of operations and prospects.

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

The funds contributed by donors in our crowdfunding platform and participants of mutual aid plans in the past are deposited in segregated bank accounts. We have entered into agreements with a commercial bank to act as a custodian bank and manage the different accounts. The bank follows our instructions with regard to withdrawal or transfer of funds. If we send incorrect instructions to the bank, the funds may be mistakenly withdrawn or transferred, which may give rise to disputes and claims against us.

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

Our platform stores and processes certain personal and other sensitive data provided by users on our platforms, and we make certain personal information provided by the user or third-party data providers available to banks or insurance carriers with user consent. Personally identifiable and other confidential information is increasingly subject to legislation and regulations in mainland China and numerous foreign jurisdictions. The PRC governmental authorities have enacted a series of laws and regulations relating to the protection of privacy and personal information, under which internet service providers and other network operators are required to clearly indicate the purposes, methods and scope of any information collection and usage, to obtain appropriate user consent and to establish user information protection systems with appropriate remedial measures. However, this regulatory framework for privacy issues in mainland China and worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. For example, on August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection. Our mobile apps, websites and mini programs only collect basic user personal information that is necessary to provide the corresponding services. We do not collect any sensitive personal information or other excessive personal information that is not related to the corresponding services. We update our privacy policies from time to time to meet the latest regulatory requirements of the governmental authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law raises the protection requirements for processing personal information, and many specific requirements of the Personal Information Protection Law remain to be clarified by governmental authorities and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations. See “Item 4. Information on the Company— B. Business Overview—Regulation.”

In addition, regulatory requirements on cybersecurity and data privacy are constantly evolving and can be subject to significant changes. The regulators in mainland China have been increasingly focused on regulation in the areas of cybersecurity and data protection in recent years. For example, on June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect in September 2021. The Data Security Law, among others, provides for a security review procedure for the data activities that may affect national security. On December 28, 2021, the Cyberspace Administration of China, the National Development and Reform Commission, the Ministry of Industry and Information Technology, and several other PRC governmental authorities jointly issued the Cybersecurity Review Measures, which provide that critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulate that network platform operators holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before public offering at a foreign stock exchange. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the Cyberspace Administration of China. However, given the Cybersecurity Review Measures were relatively new, it remains uncertain how these measures would affect us.

Furthermore, on September 24, 2024, the Cyberspace Administration of China released the Administration Regulations on the Network Data Security, which provides that network data processors conduct network data processing activities that affects or may possibly affect national security must conduct national security review in accordance with relevant laws and regulations. These regulations also provide that network data processors processing personal information of over 10 million individuals shall fulfill certain requirements for processing important data and require network data processors to take certain precautionary measures, such as identifying important data and conducting annual risk assessment. Furthermore, these regulations allow network data processors to provide personal information overseas only if it is strictly necessary for fulfilling statutory obligations. These regulations also establish certain obligations of online platform service providers, including offering users an option to turn off personalized recommendations. See “Item 4. Information on the Company— B. Business Overview—Regulation.” However, these regulations remain unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities. If we are not able to comply with the cybersecurity and network data security requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our applications from the application stores, among other sanctions, which could materially and adversely affect our business and results of operations.

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

We operate an intelligent system where we code underwriting criteria set by insurance carriers in our system and the system automatically generates eligibility for purchasing insurance products. Leveraging our deep understanding of consumer needs and actuarial capabilities, we also collaborate with some insurance carriers to co-design new insurance products. The proper functioning of our actuarial and statistical analysis, products pricing suggestion, risk management, financial control, accounting, user database, customer service and other data processing systems is highly critical to our business and our ability to compete effectively. We rely on our dedicated talents with actuarial expertise to conduct actuarial analysis, and we rely on our research and development team to enhance our data capabilities to perform pricing modeling. We cannot assure you that we will successfully retain our employees with actuarial expertise or to hire new ones.

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

The costs of identifying and consummating strategic acquisitions may be significant and subsequent integrations of newly acquired companies, businesses, assets and technologies would require significant managerial and financial resources and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our growth and business operations. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities and exposure to potential unknown liabilities of the acquired business. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. If our portfolios do not perform as we expect, our results of operation and profitability may be adversely affected. In June 2023, we entered into definitive transaction documents in relation to the acquisition of Shenlanbao, which provides insurance knowledge-based content and insurance product reviews through multiple online channels to attract users, and convert them into insurance consumers to generate commission. Pursuant to these transaction agreements, we agreed to acquire up to 100% of the equity interest in Shenlanbao through multiple closings. We completed the acquisition of 60% of the equity interest in Shenlanbao with a cash payment of RMB216.0 million in 2023. In March 2025, we entered into an additional agreement in relation to the acquisition of the remaining 40% of the equity interest in Shenlanbao. As of the date of this annual report, we are in the process of completing the acquisition of the remaining 40% equity interest in Shenlanbao pursuant to the transaction agreements, which is subject to the fulfillment of certain closing conditions. We have consolidated the financial results of Shenlanbao into our consolidated financial statements since July 2023. In 2023 and 2024, we have recorded goodwill and other intangible assets of RMB198.3 million and RMB177.8 million (US$24.4 million) as a result of the acquisition of Shenlanbao. If the acquired businesses or assets do not generate the financial results we expect and incur losses, or if any goodwill and other intangible assets impairment test triggering event occurs, we may need to revalue or write down the value of goodwill and other intangible assets in connection with such acquisitions, which would harm our results of operations.

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

If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2024. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” However, if we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to produce timely and accurate financial statements and may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If that were to happen, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could lead to a decline in the market price of our ADSs and we could be subject to sanctions or investigations by the NYSE, SEC or other regulatory authorities. We may also be required to restate our financial statements for prior periods. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

We have granted and may continue to grant awards under our share incentive plans.

We adopted our 2018 Share Incentive Plan, as amended and restated, which we refer to as the 2018 Plan, and our 2021 Share Incentive Plan, as amended and restated, which we refer to as the 2021 Plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to secure and retain the services of eligible award recipients and to provide incentives for such persons to exert maximum efforts for our success. We recognize expenses in our consolidated financial statements in accordance with U.S. GAAP. Under the 2018 Plan and the 2021 Plan, we are authorized to grant options, restricted shares, restricted share units and other types of share awards. As of March 31, 2025, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the 2018 Plan is 384,159,746 Class A ordinary shares, and we have outstanding options with respect to 80,449,790 Class A ordinary shares and outstanding restricted share units with respect to 69,739,960 Class A ordinary shares granted to our employees, directors and consultants under the 2018 Plan. As of March 31, 2025, the maximum aggregate number of Class A ordinary shares that may be issued pursuant to all awards under the 2021 Plan is 383,851,702 Class A ordinary shares, and we have outstanding restricted share units with respect to 53,462,030 Class A ordinary shares granted to our employees, directors and consultants under the 2021 Plan. We expect to incur substantial share-based compensation expenses in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. Further, we may re-evaluate the vesting schedules, lock-up period, exercise price or other key terms applicable to the grants under our equity incentive plan from time to time. If we choose to do so, we may experience substantial change in our share-based compensation charges in the future reporting periods. For further information on our equity incentive plan and information on our recognition of related expenses, please see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

A severe or prolonged downturn in Chinese or global economy could materially and adversely affect our business and financial condition.

The Chinese and global macroeconomic environment faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. Heightened geopolitical tensions in various regions of the world may have negative effects to the global economy. In particular, there are significant uncertainties associated with the future relationship between the United States and China with respect to a wide range of issues including investment policies, trade policies, treaties, government regulations and tariffs. The U.S. government has taken actions that have impacted, and may continue to impact, companies like us with a substantial presence in China. A non-exhaustive list of such actions includes legislative measures aiming to prohibit or restrict U.S. investment in China-based companies that operates in certain industries, sanctions or trade restrictions targeting China, increased tariffs on imports from China, and ban or enhanced review of transactions with, or inbound investments from, China-based companies. China has responded by taking a series of measures such as implementing retaliatory tariffs, trade barriers, and other regulatory actions, and new measures may be adopted from time to time. The tension between these two countries may escalate, potentially disrupting cross-border commerce, capital flows, and investor sentiment, leading to increased compliance costs, operational disruptions, and constraints on our access to capital markets. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the Chinese or global economy may materially and adversely affect our business, results of operations and financial condition.

The current tensions in international trade and rising international political tensions may adversely affect our business, financial condition, and results of operations.

In recent years, there have been heightened trade and political tensions in international relations, particularly between the United States and China. These tensions have affected both diplomatic and economic ties between the two countries and created uncertainties to the international economy as a whole. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between major economies. The existing tensions and any further deterioration in the relationship between the United States and China and between other countries may have a negative impact on the general, economic, political, and social conditions around the globe, United States and China in particular, and thus adversely impact our business, financial condition, and results of operations.

The U.S. government has implemented policies restricting international trade and investment, such as tariffs, export controls, economic or trade sanctions, and foreign investment filing and approval requirements. These actions may materially and adversely affect international trade, global financial markets, and the stability of the global economic condition. For example, the tensions between the United States and China in recent years have led to additional, or higher tariffs imposed by the United States on products imported from China and restrictions on the sale of certain products into the United States. China has responded by imposing, and proposing to impose additional, or higher tariffs on products imported from the United States, among other measures. In addition, international political tensions have escalated and continue to be subject to uncertainties with respect to a wide range of issues. Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities, which would materially and adversely affect the global economic conditions and the stability of global financial markets. These developments may also lead to increased compliance costs, operational disruptions, and potential constraints on our access to capital markets. The possibility of the U.S. government delisting China-associated companies from U.S. stock exchanges, as recently reported in the media, creates uncertainty regarding our ability to maintain our NYSE listing. Any further escalation of international tensions may have a negative impact on the general, economic, political, and social conditions of the countries where we operate and, in turn, adversely impact our business, financial condition, and results of operations.

In addition, the United States government has taken efforts to limit the outbound U.S. investments to China. On August 9, 2023, the Biden administration of the United States released an executive order directing the Department of Treasury to create an outbound foreign direct investment review program that would require reporting on or (in more narrow circumstances) prohibit investments by U.S. persons involving “covered national security technologies and products.” On October 28, 2024, the Department of Treasury issued a final rule to implement the executive order, providing details on technical specifications and other aspects of the operative regulations, which came into effect on January 2, 2025. This is referred to as the Outbound Investment Rule. The Outbound Investment Rule imposes investment prohibitions and notification requirements on U.S. persons for a wide range of investments in entities associated with “countries of concern,” currently only China, that are engaged in activities relating to (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. These entities are collectively defined as “Covered Foreign Persons.” U.S. persons subject to the Outbound Investment Rule are prohibited from making, or required to report, transactions involving Covered Foreign Persons that are defined as “covered transactions,” although the Outbound Investment Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities. The Outbound Investment Rule introduces new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers including us. We do not believe that Waterdrop Inc. would be defined as a Covered Foreign Person under the Outbound Investment Rule because we do not engage in a “covered activity” (as defined in the Outbound Investment Rule) or otherwise meet the definition of Covered Foreign Persons provided in the Outbound Investment Rule. However, there is no assurance that the U.S. Department of Treasury will take the same view as ours. If we were to be deemed a “Covered Foreign Person,” and if U.S. persons were to engage in a “covered transaction” (as defined under the Outbound Investment Rule) that involves the acquisition of our equity interests, such U.S. persons may need to make a notification pursuant to the Outbound Investment Rule. In addition, even though U.S. persons’ acquisitions of publicly traded securities (such as our ADSs) will be exempted from the scope of covered transactions under the Outbound Investment Rule, the rule could still limit our ability to raise capital or contingent equity capital from U.S. investors given that the relevant laws, regulations, and policies continue to evolve and we cannot rule out the possibility of being deemed a Covered Foreign Person in the future due to different views taken by the U.S. Department of Treasury, potential amendments to the Outbound Investment Rule or the introduction of additional regulations. For example, on February 21, 2025, the White House released President Trump’s “America First Investment Policy” memorandum, outlining several initiatives to incentivize investment from U.S. allies and partners while restricting investments involving “foreign adversaries,” including China. Among other things, the policy aims to expand the industry sectors covered by the U.S. outbound investment regulations and supplement outbound restrictions through the imposition of sanctions. As of the date of this annual report, the proposed changes under the America First Investment Policy are not implemented, although the proposed restrictions may further deepen the uncertainties for cross-border collaborations, investments, and funding opportunities for China-based issuers including us. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects, and our ADSs may significantly decline in value.

Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities across the globe, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on the demand of our vehicles, and thus negatively affect our business, prospects, financial condition, and results of operations.

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

We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China primarily through (i) our subsidiaries in mainland China and (ii) the VIEs, with which we have maintained contractual arrangements. Holders of our ADSs thus are not holding equity interest in our operating entities in China but instead are holding equity interest in a Cayman Islands holding company. The legality and enforceability of the contractual agreements between our subsidiaries in mainland China, the VIEs, and their nominee shareholders, as a whole, have not been tested in a court of law in mainland China as of the date of this annual report. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with the laws and regulations in mainland China, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our ADSs may decline in value or become worthless if we are unable to assert our contractual rights over the assets of the VIE, which contributes 83.4% of our revenues in 2024. Our holding company in the Cayman Islands, the VIEs and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company.

Foreign ownership in entities that provide value-added telecommunication services is subject to restrictions under current PRC laws and regulations, unless certain exceptions are available. Specifically, foreign ownership of a value-added telecommunication service provider may not exceed 50% (except for e-commerce, domestic multi-party communication, storage and forwarding classes and call centers) under the Special Administrative Measures for Access of Foreign Investment (Negative List) (2024 Edition), which is jointly promulgated by the National Development and Reform Commission and the Ministry of Commerce and became effective on November 1, 2024. Foreign investment in the insurance industry in mainland China is extensively regulated and the relevant authorities have broad discretion in approving the conversion of a domestic company engaged in insurance-related business into a foreign-invested entity. To comply with the applicable laws and regulations in mainland China, we conduct such business through the VIEs and their subsidiaries, including Zongqing Xiangqian and Shuidi Insurance Brokerage. As of the date of this annual report, Zongqing Xiangqian and certain subsidiaries of Zongqing Xiangqian hold the license for provision of internet information services. Shuidi Insurance Brokerage holds the Insurance Intermediary License issued by the National Financial Regulatory Administration, which allows it to conduct insurance brokerage business in China. Shuidi Insurance Brokerage also holds a license for provision of internet information services. In addition, Tairui Insurance Agency Co., Ltd. holds the Insurance Intermediary License issued by the National Financial Regulatory Administration, which allows it to conduct insurance agency business in China. Our WFOE, Waterdrop Technology, has entered into a series of contractual arrangements with the VIEs and their shareholders, which enable us to:

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

The PRC Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the “negative list”, which is most recently jointly promulgated by the National Development and Reform Commission and the Ministry of Commerce and took effective on November 1, 2024. The PRC Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from the PRC governmental authorities. If our contractual rights over the VIEs through contractual arrangements are deemed as foreign investment in the future, and any business of the VIEs is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the PRC Foreign Investment Law, the contractual arrangements that allow us to direct the activities of the VIEs may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

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

The legal system in mainland China is a civil law system based on written statutes, where prior court decisions have limited precedential value. The legal system in mainland China is evolving, and the interpretations of many laws, regulations and rules and enforcement of these laws, regulations and rules may be subject to change. For instance, on December 29, 2023, the Standing Committee of the National People’s Congress promulgated the amended PRC Company Law, which took effect on July 1, 2024. The new PRC Company Law makes substantial changes to the current PRC Company Law in a number of areas, including, among others, imposing time limit for capital contribution to existing and future companies so that companies which are established before the effectiveness of the new PRC Company Law with a term of capital contributions exceeding the time limit must adjust their schedule of capital contribution unless otherwise permitted by the laws and regulations or the State Council. On July 1, 2024, the SAMR issued the Provisions of the State Council on Implementing the Registered Capital Registration and Management System under the PRC Company Law, which further specify the detailed requirements and measures of the registration and management of registered capital under the new Company Law. We may be required to fulfill our capital contribution obligations to our PRC subsidiaries or to provide financial support to the nominee shareholders of the VIEs within a significantly shorter timeframe than currently stipulated pursuant to the new PRC Company Law.

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

Pursuant to Cybersecurity Review Measures, which were issued on December 28, 2021 and became effective on February 15, 2022, network platform operators holding over one million users’ personal information must apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. However, given the Cybersecurity Review Measures were relatively new, it remains uncertain as to how these measures would affect us. We cannot assure you that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to do so. In addition, on September 24, 2024, the Cyberspace Administration of China published the Administration Regulations on the Network Data Security, which provides that network data processors conduct network data processing activities that affects or may possibly affect national security must conduct national security review in accordance with relevant laws and regulations. However, these regulations remain unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities, it remains uncertain how PRC governmental authorities will regulate overseas listing in general and how we will be affected.

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

We have used our best efforts to notify mainland China residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being mainland China residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the mainland China residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As of the date of this annual report, Mr. Peng Shen and Mr. Guang Yang, who currently hold direct or indirect ownership interests in our company, have completed the initial registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. We cannot assure you that all shareholders or beneficial owners of ours who are mainland China residents, including the beneficiaries of certain trusts directly or indirectly holding interest in our company have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified so after we file this annual report on Form 20-F for the fiscal year ended December 31, 2024.

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

Our ADSs became listed on the NYSE on May 7, 2021. The closing trading price of our ADSs ranged from US$0.95 to US$1.46 per ADS in 2024. The trading price of the ADSs has been volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies in relevant industries and those with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

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

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. We were named as a defendant in a putative shareholder class action lawsuit in the past, which we successfully defended ourselves against. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” Involving in a class action suit could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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

As of March 31, 2025, Mr. Peng Shen beneficially owns all of our issued Class B ordinary shares and held approximately 71.9% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors, and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay, or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control may limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

In March 2024, our board of directors approved a special cash dividend of US$0.04 per ADS or US$0.004 per ordinary share to shareholders of record as of the close of business on April 19, 2024. The aggregate payment amounted to approximately US$14.8 million. In September 2024, our board of directors approved another special cash dividend of US$0.02 per ADS or US$0.002 per ordinary share to shareholders of record as of the close of business on November 5, 2024. The aggregate payment amounted to approximately US$7.3 million. In March 2025, our board of director approved another cash dividend of US$0.02 per ADS or US$0.002 per ordinary share, for a total amount of approximately US$7.3 million, to shareholders of record as of the close of business on April 11, 2025. The payment date is expected to be on or around April 30, 2025 for holders of ordinary shares and on or around May 2, 2025 for holders of ADSs. Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands exempted company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

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

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take actions against our directors, actions by our minority shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedents in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect or obtain register of members or corporate records (other than the memorandum and articles of association, any special resolutions passed by shareholders, and the registers of mortgages and charges of such companies). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

We believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2024, which could result in adverse U.S. federal income tax consequences to U.S. holders of the ADSs or our Class A ordinary shares.

A non-U.S. corporation, such as our company, will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. Although the law in this regard is not entirely clear, we treat our consolidated VIEs (including their subsidiaries) as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations into our consolidated U.S. GAAP financial statements.

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our ADSs, we believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2024, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

If we are treated as a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations”) holds our ADSs or Class A ordinary shares, such U.S. Holder will generally be subject to reporting requirements and may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the ADSs or Class A ordinary shares. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” and “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

In May 2021, we listed our ADSs on the New York Stock Exchange under the symbol “WDH.”

We have developed a digital platform, E-Find Patient Recruitment, for patient recruitment since late 2021. E-Find helps pharmaceutical companies find matches for clinical trials. People in need, mostly patients, can have access to investigational new drugs and frontier innovative therapies at reduced treatment costs through E-Find.

In June 2023, we entered into definitive transaction documents in relation to the acquisition of Shenlanbao, which provides insurance knowledge-based content and insurance product reviews through multiple online channels to attract users and convert them into insurance consumers to generate commission. Pursuant to these transaction agreements, we agreed to acquire up to 100% of the equity interest in Shenlanbao through multiple closings. We completed the acquisition of 60% of the equity interest in Shenlanbao with a cash payment of RMB216.0 million in 2023. In March 2025, we entered into an additional agreement in relation to the acquisition of the remaining 40% of the equity interest in Shenlanbao. As of the date of this annual report, we are in the process of completing the acquisition of the remaining 40% equity interest in Shenlanbao pursuant to the transaction agreements, which is subject to the fulfillment of certain closing conditions. See “Item 4. Information on the Company—B. Business Overview—Waterdrop Insurance Marketplace—Shenlanbao Insurance Marketplace.”

In December 2024, Waterdrop Medical Crowdfunding was designated by the Ministry of Civil Affairs of the People’s Republic of China as the personal help-seeking online service platform, signifying a new era of healthier and more regulated development for personal help-seeking online service platforms.

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

Consumers of Waterdrop Insurance Marketplace

Waterdrop Insurance Marketplace aims to serve consumers with growing awareness in insurance protection and yet are underserved by insurance carriers or brokers in a traditional manner. As of December 31, 2024, the cumulative number of insurance consumers we served, including those we served through Shenlanbao Insurance Marketplace following our acquisition of Shenlanbao, was approximately 117.3 million, 33.6 million of which were paying insurance consumers.

Our insurance users include bread winners from lower-tier cities who are not fully covered by insurance carriers or agents, the younger generation of internet users who are new to insurance, and consumers who otherwise cannot afford or are not aware of insurance products without affordable insurance products and consumer education that we offer.

Consumers come to Waterdrop Insurance Marketplace through a variety of channels. We have cooperated with third-party traffic channels to acquire users in the public domain. Additionally, our medical crowdfunding operation also directs traffic to our insurance marketplace. Our private domain channels—primarily social media followers, returning users whose policies have expired, and existing users renewing or adding policies for themselves or their families—also form a significant source of users.

Products Tailored for Consumers of Waterdrop Insurance Marketplace

We offer a wide array of health and life insurance products. As of December 31, 2024, we collaborated with 102 insurance carriers to offer 1,967 types of health and life insurance products on Waterdrop Insurance Marketplace. Out of the 1,967 types of products: 786 were short-term health insurance, while 1,181 were long-term health and life insurance; 1,399 were health insurance, while 568 were life insurance. We generally select and offer on Waterdrop Insurance Marketplace products that represent great value, address demands of our consumers, or already gain popularity on the market. For certain insurance products, we provide consumers with the option of monthly payments while such products are normally paid annually. We believe that this gives more payment flexibility to consumers.

Utilizing our in-depth understanding of consumer needs, alongside our data analysis and actuarial expertise, we partner with select insurance carriers to co-develop new insurance products. We also actively champion industry-wide product innovation to better adapt to evolving market demands. For instance, we collaborated with an insurance carrier to introduce “Jiehaoyun (接好孕),” a groundbreaking product offering comprehensive coverage throughout the maternity journey. Additionally, we have introduced a range of specialized products designed for consumers with pre-existing health conditions who often face challenges when purchasing traditional health insurance policies.

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

	For the Years Ended
	December 31,
	2024
FYP (1)	(RMB million)	(%)
Short-term insurance	5,204	69.6
Long-term insurance	2,269	30.4
Total	7,473	100.0

	For the Years Ended
	December 31,
	2024
Number of Policies (1)	(thousand)	(%)
Short-term insurance	6,853	96.0
Long-term insurance	284	4.0
Total	7,137	100.0

	For the Years Ended
	December 31,
	2024
FYP (1)	(RMB million)	(%)
Health insurance
Medical insurance	3,992	53.4
Casualty insurance	421	5.6
Critical illness insurance	1,623	21.7
Others(2)	274	3.7
Life insurance	1,163	15.6
Total	7,473	100.0

	For the Years Ended
	December 31,
	2024
Number of Policies (1)	(thousand)	(%)
Health insurance
Medical insurance	5,105	71.5
Casualty insurance	814	11.4
Critical illness insurance	1,124	15.7
Others(2)	56	0.9
Life insurance	38	0.5
Total	7,137	100.0

Note:

(1)	The calculation of FYP and number of policies includes those insurance products offered through Shenlanbao Insurance Marketplace.
(2)	Mainly consist of disability insurance.

Consumer Lifecycle Management on Waterdrop Insurance Marketplace

Waterdrop Insurance Marketplace provides consumers with different ways to understand and select health plans, from user-friendly online platforms to consultations provided by experienced personnel. The acquisition of Shenlanbao further strengthens our expertise on providing long-term insurance consultation.

Online Marketplace

Upon acquisition, consumers are directed to our online insurance marketplace, accessible through our mobile applications, Weixin Official Account, or Mini Program. Our online interface is designed for user-friendliness and straightforward navigation. Utilizing advanced algorithms, we analyze user interests in real-time, presenting a selection of products that align with their needs. Our streamlined transaction process facilitates quick purchase requests, enhancing user satisfaction. As users transition into policyholders of short-term products, they gain a foundational understanding of insurance and health protection, incurring demand to expand their coverage to long-term life and health insurance. To support users in need, our intelligent system assigns experienced support personnel to provide dedicated assistance.

Via online marketplace and support personnel, we guide users through learning about insurance and building their first layers of health protection.

Customized Consultation from Online Consultants and Shenlanbao Insurance Marketplace

For users seeking tailored solutions, we have established an online consulting team that offers one-on-one customized consultations covering a wide range of products, both short-term and long-term. We share high-quality insurance-related content on social media platforms such as Weixin Official Account and RedNote. This content engages consumers and encourages them to reach out for consultation sessions with our consultants.

In order to address the increasing trend of content marketing and enhance our capability in customized online consultation, in June 2023, we entered into definitive transaction documents in relation to the acquisition of Shenlanbao. Shenlanbao provides insurance knowledge-based content and insurance product reviews through multiple online channels to attract users and convert them into insurance consumers to generate commission. Pursuant to these transaction agreements, we agreed to acquire up to 100% of the equity interest in Shenlanbao through multiple closings. We completed the acquisition of 60% of the equity interest in Shenlanbao with a cash payment of RMB216.0 million in 2023. In March 2025, we entered into an additional agreement in relation to the acquisition of the remaining 40% of the equity interest in Shenlanbao. As of the date of this annual report, we are in the process of completing the acquisition of the remaining 40% equity interest in Shenlanbao pursuant to the transaction agreements, which is subject to the fulfillment of certain closing conditions. We have gained control over Shenlanbao since July 2023 and have since consolidated the financial results of Shenlanbao into our consolidated financial statements.

Post-Sales Service and Claim Review

We have a dedicated customer service team composed of people and AI agents, which makes sure to address user inquiries on policies purchased in a timely manner. We also deploy an AI-driven intelligent claim review system that supports claim information compilation and preliminary claim review for selected insurance carriers, which further improves claim efficiency and user satisfaction.

Data Insights and AI Empowerment

We gain multi-dimensional data insights from millions of users across our platforms. By harnessing our data analytics capabilities, we can create and embed proprietary AI algorithms throughout the entire user lifecycle covering acquisition, conversion and post-sales service to ensure a satisfactory user experience. As transaction volumes on our platform grow, our data becomes increasingly comprehensive, enhancing our machine learning and data-driven feedback loops. This leads to greater accuracy in our models and algorithms. With ongoing AI integration, we are well-positioned to capitalize on opportunities arising from advancements in LLM technologies. See “Item 4. Information on the Company—B. Business Overview—Technology and Infrastructure” for details.

Partnership with Insurance Carriers

As of December 31,2024, we collaborated with 102 insurance carriers, including life and health insurance carriers and P&C insurance carriers. The depth and breadth of our insurance carrier network allows us to present a comprehensive suite of product options to consumers.

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

Waterdrop Medical Crowdfunding

We launched our medical crowdfunding platform, Waterdrop Medical Crowdfunding, in July 2016 to provide medical costs support by bringing together those who are seeking help and who are willing to help through social network. As of December 31, 2024, around 470 million people cumulatively had donated an aggregate of RMB67.5 billion to 3.40 million patients through Waterdrop Medical Crowdfunding.

Systematic and Efficient Crowdfunding Process

The full cycle of a crowdfunding campaign includes campaign initiation, online dissemination and crowdfunding, and fund withdrawal.

Campaign Initiation

Patients or their representatives can launch crowdfunding campaigns on our platform by creating personalized pages describing their story and situation in detail supported by pictures, including personal background, medical conditions, estimated medical costs, financial status, and crowdfunding goals. After our review and approval, these pages will be published online for sharing.

Online Dissemination and Fundraising

Patients can then share their campaigns online, starting from our applications, Weixin Official Account and Mini Program among their relatives, friends and acquaintances, who can view the patient’s story and donate directly through crowdfunding links. Social network visibility of donors encourages further sharing and contributions. We may enhance campaign visibility with technical support, and campaign pages also contain promotion of our online insurance marketplace.

Fund Withdrawal

Patients can initiate a withdrawal application by submitting medical records and bills online. Our team diligently reviews each application before approving or declining the fund withdrawal request. Following successful disbursement and utilization of funds for medical treatment, donors receive personalized updates expressing gratitude and detailing how their contributions have positively impacted the patient’s care.

From our inception through December 2021, we provided comprehensive crowdfunding services without implementing any fees or generating revenue, absorbing all operational expenses internally. Beginning in early 2022, we introduced a structured platform service fee for campaigns conducted through Waterdrop Medical Crowdfunding. These fees constitute a modest percentage of each withdrawal amount, with a predetermined maximum cap per campaign. The collected fees support our continued operational sustainability and enable ongoing platform development initiatives.

Risk Management for Waterdrop Medical Crowdfunding

Rigorous Vetting with AI-driven Verification

Through our multi-dimensional vetting process, we can take appropriate and timely steps when fraud and risks arise. We adopt a preliminary information verification and approval procedure at the campaign initiation stage, using blacklist databases to filter out ineligible patients. We then review the campaign pages, validate patient information by checking medical records and bills, and perform real-name authentication.

Throughout the campaign, we use real-time fraud detection methods, including social network validation, big data analytics, and AI algorithms to identify anomalies. Our AI-driven verification system cross-checks patient information and evaluates risks with precision. We will suspend the campaign immediately if any fraud is detected.

We may monitor fund usage and patient status post-withdrawal, disbursing funds in installments and requiring payment receipts for subsequent releases. If funds are misused or any fraud is detected, we immediately investigate, refund the successfully retrieved funds to donors, and take legal action if needed to ensure accountability and protect donors on our platform.

Transparent and Secure Fund Management

Before releasing funds to patients, we implement a 24-hour contestability period for inspection and supervision. If any complaints or rejections are received, we will suspend fund remittance and investigate. Donations for confirmed fraud campaigns will be refunded. Additionally, we collaborate with hospitals to directly remit funds to hospital accounts in certain situations, bypassing personal patient accounts to prevent fraud.

To further enhance security, we partner with a trusted third-party commercial bank to manage custodial accounts for each patient. Funds are released only after patient applications receive our approval, and if funds are misused or any fraud is detected, we immediately investigate, refund the successfully retrieved funds to donors, and take legal action if needed to ensure accountability and protect donors on our platform.

These measures collectively ensure accountability, transparency, and protection for all stakeholders.

Healthy Growth in the Regulated Environment

Under the Ministry of Civil Affairs guidance, we co-drafted and implemented the Internet Medical Crowdfunding Platform Self-Discipline Convention, which establishes a blacklist for patients who falsify records, exaggerate conditions, or misuse funds. This list is publicly available and regularly updated, and platforms adhering to the convention deny services to blacklisted patients.

On September 5, 2024, the Ministry of Civil Affairs of the PRC announced the Measures for Administration, establishing the legal framework for the fundraising sector and providing guidance on management and information transparency. Building on this framework, our Waterdrop Medical Crowdfunding platform was designated as one of the government-recognized online personal help-seeking service platforms in mainland China.

Dedicated Crowdfunding Consultants Team

As of December 31, 2024, we have an offline crowdfunding consultant team serving patients across 31 provinces and 247 cities nationwide, as well as an online team for direct users. These consultants handle enquiries, conduct initial patient verification, and review campaigns. They undergo specialized training in standard procedures and medical knowledge, and are evaluated based on campaign success, service quality, and compliance, not on quantity.

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

Digital Clinical Trial Solution

We have developed a digital platform, E-Find Patient Recruitment, for patient recruitment since late 2021. E-Find helps pharmaceutical companies find matches for clinical trials. People in need, mostly patients, can have access to investigational new drugs and frontier innovative therapies at reduced treatment costs through E-Find. Faster patient enrollment could help save the cost and speed up the process of investigational new drug development and product launch.

Clients of our patient recruitment services mainly include multinational and Chinese biopharmaceutical companies and leading biotechnology companies. In 2024, we cooperated with 261 pharmaceutical companies and CROs. Our patient recruitment services cover Phase I to Phase III clinical trials for a wide range of therapeutic areas, including oncology, chronic diseases and rare diseases.

Leveraging the patient resources from Waterdrop Medical Crowdfunding, we have a wide reach of patients for potential trial enrollment across all major therapeutic areas and all geographical locations, which greatly improves the efficiency in patient recruitment for clinical trials. After identifying potential subjects, we will obtain their consent before we refer these patients to our clients who will work with trial sites for further determination on their enrollment eligibility.

In 2024, we successfully enrolled 3,409 patients in 506 clinical trials. We match qualified and suitable patients for enrollment in clinical trials for our clients and generate revenue for successful matches. We typically charge our clients a fixed unit price per successful match.

Building upon our success in patient recruitment service, we are also actively exploring other services that are related to clinical trials and along the CRO service value chain.

Big Data, Technology and Infrastructure

Technology Team

As of December 31, 2024, our R&D team consisted of 329 personnel, who were mainly based in our Beijing headquarters. Our R&D team has extensive experience with leading internet technology and healthcare companies, and supports our long-term business growth by (i) maintaining and strengthening all our platforms and application systems, (ii) actively participating in our business development and new business initiatives, exploring user needs and technology solutions, (iii) collaborating with and empowering external parties including insurance carriers to facilitate smooth execution and data flow, and (iv) actively tracking cutting-edge technologies, including next generation AI technologies, applied in medical and life and health insurance industries. We are committed to continually investing in R&D to strengthen our technological capabilities.

Data Advantage and Modern Cloud Infrastructure

Our advanced data analysis capabilities utilize algorithms to process data collected during onboarding and throughout the consumer lifecycle. This allows us to create detailed user profiles that inform our understanding of individual needs and risk profiles, making our data capabilities difficult for competitors to replicate. We operate integrated proprietary technology systems that enhance user acquisition, service, and retention, ensuring responses to insights in real time.

We prioritize user data protection by collecting information with consent and adhering to legal standards. Our comprehensive security measures include anonymization, encryption, and strict access protocols to safeguard personal information. We maintain rigorous internal controls and employ technical solutions to mitigate risks, ensuring that only authorized personnel access sensitive data. To comply with evolving data privacy laws, we have established a Data Security Committee and engage external experts to continuously enhance our security framework.

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

In-depth Integration of Algorithms in Daily Business Operations

Our strategic deployment of advanced algorithms exemplifies how we harness the power of big data to drive operational excellence. These technologies allow for more precise targeting of potential policyholders, streamlined claims processing, and proactive risk mitigation. This data-driven approach not only improves decision-making but also reinforces our competitive advantage in the insurance industry, supporting sustainable growth and innovation.

Intelligent Lead Generation and Distribution

Our algorithms enable us to efficiently target leads most likely to convert into policyholders, allocate marketing investments, monitor acquisition costs, capture user attributes from engagement, and adjust real-time placements based on instant marketing performance.

Our proprietary software assesses leads in real-time based on various factors. We utilize automatic speech recognition to convert voice data into text, analyze conversations for user intent and emotions, and match each user in need of assistance with a suitable support personnel representative.

Intelligent Claim Review

We leverage machine learning and natural language processing in our claim review system. After claims are documented, our system analyzes relevant data to generate a health profile and model the claim. We then predict settlement outcomes, screening out ineligible claims and rating the rest based on profiles. Claims above a compensation threshold are marked as positive. Our models, trained on extensive anonymized data, improve precision and recall in projections.

Intelligent Risk Management

Our technology infrastructure analyzes user log information to prevent fraud in crowdfunding activities and claims. In Waterdrop Insurance Marketplace, our algorithm-driven verification system assesses risk by analyzing user profiles and medical history, tagging risk levels for hierarchical management while minimizing user questions. Reinforced by cumulative claim data, it can be customized for new insurance products, reducing human resource needs and verification costs.

Unlocking the Potential of Large Language Models in Insurance

Our expertise in data intelligence and ongoing algorithm development positions us to leverage the transformative capabilities of LLMs. By integrating general-purpose LLMs with our proprietary technology and a vast repository of industry-specific data collected through daily operations, we have developed a set of insurance-focused AI capabilities. These innovations have enabled the launch of several AI applications, collectively branded as “Waterdrop Guardian” (or “Shuishou” in Chinese), symbolizing our commitment to safeguarding our users’ health. These applications are already operational and provide valuable first-mover insights into how LLM technologies can reshape the insurance landscape.

Generative AI Capabilities

Since the advent of LLMs, we have strategically integrated cutting-edge AI technologies into core business workflows. These efforts have resulted in significant technological upgrades, establishing a robust and scalable foundation for our LLM-powered AI solutions.

We have developed an advanced agent architecture that allows for quick autonomous action. Operating within a perception-reasoning-decision-execution cycle, this architecture supports fully automated end-to-end workflows and facilitates real-time, interactive engagement between AI agents and users. The system decomposes complex interactions into smaller modules that can function concurrently, such as premium search and communication strategy development. This modular design allows for applications in different scenarios including health insurance and auto insurance, with response times optimized to under 2 seconds.

Another core capability is the dual-engine fine-tuning framework. The knowledge distillation engine employs supervised fine-tuning combined with chain-of-thought prompting to incorporate extensive domain-specific data, such as millions of insurance-related terms into our models. Concurrently, the strategy reinforcement engine integrates an open-source framework, such as DeepSeek, with proprietary reinforcement learning algorithms to optimize interaction strategies.

We also developed emotion-aware multimodal interaction capabilities. Leveraging semantic analysis, the system dynamically adjusts speech parameters—such as prosody, tempo, and intonation—in real-time to enhance communication effectiveness. For example, when engaging with elderly users, speech speed is slowed by approximately 20%. Interactions occur seamlessly across voice, text, and visual channels, enabling instant sharing of information such as insurance policies over texting, thereby significantly reducing user wait times.

As of December 31, 2024, we had filed 48 LLM-related patents, and hold over 100 patents in artificial intelligence. We are recognized as one of the pioneering insurtech companies enabling AI agents to independently deliver services, exemplifying our leadership in AI-driven insurance solutions.

“Waterdrop Guardian” Application Suite

Building on these advanced AI capabilities, we have launched the “Waterdrop Guardian” suite—comprising AI agents and AI copilots—that leverages our technological innovations to deliver industry-leading insurance services. This suite showcases how our AI solutions are transforming user engagement, operational efficiency, and product offerings across the insurance value chain.

Our AI agents are built to operate independently, handling complex tasks through perception, reasoning, and action. For instance, the “AI Insurance Expert – Medical Insurance” can hold conversations lasting up to 50 minutes, effectively conversing on insurance products and driving millions in monthly premiums. Building on this, we launched the “AI Insurance Expert – Auto Insurance” to provide personalized, conversational auto insurance user support for P&C insurers, which is currently in pilot phase. Additionally, the “AI Customer Service Agent” offers round-the-clock assistance, ensuring users get quick answers to policy questions and improving overall service experience.

Our AI copilots serve as powerful tools for our life planners and consultants. “Shuidi Weiying” streamlines large-scale content creation, while “Marketing Insights” digs into user profile to craft tailored engagement strategies. The “AI Service Quality Copilot” modernizes traditional quality checks, making them faster and more consistent. Together, these tools enhance service quality, boost operational efficiency, and deepen user relationships across the insurance value chain.

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

We have released an ESG report for three consecutive years since 2022, which systematically summarizes our ESG performance. Our ESG practice was rated “A-” by Zhongcai Green Index, “A” by QuantData and “Aesg” by Lianhe Equator in 2024.

Promote social sustainability through our core business

As of December 31, 2024, around 470 million people cumulatively had donated an aggregate of RMB67.5 billion to 3.40 million patients through our Waterdrop Medical Crowdfunding.

Integrate ESG management into key decisions of our company

As a member of the United Nations Global Compact and a practitioner of sustainable development, Waterdrop shoulders the mission of “bring insurance and healthcare service to billions through technology,” and integrates ESG into daily operations, environmental protection, talent development and community investments. In 2023, we formulated and internally released the Management Measures for Environmental, Social and Governance Practices of Waterdrop Inc. and established a top-down ESG governance structure, promoting high-quality and sustainable development.

Adhere to low-carbon development and achieve healthy and sustainable operations

We attach great importance to the environmental impact of our operation and actively engage in energy conservation and emission reduction measures. In light of the global climate change, we actively respond to the United Nations Sustainable Development Goals and national carbon peaking and carbon neutrality strategy, and endeavor to minimize the impact of our operations on the environment through environmental management, green office, awareness advocacy and other means. In 2024, we consumed a total of approximately 740,000 kWh of electricity. We are committed to cultivating the awareness of energy conservation and environmental protection among our employees. In 2024, we held 27 training sessions on water conservation and electricity conservation for office administrative staff. We also actively promoted paperless office administration process.

Care for the development of employees to enhance the humanistic value

We highly value employee equality and their diversified development. As of December 31, 2024, our employees comprised of more than 18 different ethnic minority groups, with ethnic minority groups accounting for 4.8% of our employees. We also value gender equality with female employees accounting for 50.2% of our employees as of December 31, 2024. In addition, we place great emphasis on the protection of employees’ rights and interests. We care about the demands of employees. We regularly hold face-to-face meetings for our employees to meet with our senior management, such as CEO. We have also developed a comprehensive training system for our employees and consultants. In 2024, we invested over RMB4.74 million in staff training, with a total of approximately 389,000 attendances for online and offline training sessions.

Awards

We have been honored to have our corporate social responsibility efforts acknowledged throughout 2024. Some of these acknowledgments are highlighted below.

•

Waterdrop was awarded “ESG Connect Guiding Agency Pioneer” by HKQAA (Hong Kong Quality Assurance Agency), the Outstanding Award of ESG by HKCD (Hong Kong Commercial Daily) and THINK ESG, and Top 100 Private Enterprises in Beijing in Terms of Social Responsibility in 2024; and

•	The multi-level medical security system of “Jinqingbang” won the third prize in the 2024 National Smart Medical Insurance Competition.

Competition

The life and health commercial insurance market in China is intensely competitive. Waterdrop Insurance Marketplace’s current or potential competitors include affiliated agents, bancassurance, direct sales, and third-party insurance brokers and agents. We compete primarily on the basis of user acquisition, wide selection of products tailored to user needs, innovation in technology and business model, proximity to users and data insights, risk management, and operational efficiency.

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

As of December 31, 2024, we owned 218 computer software copyrights, 38 other copyrights and 132 patents in mainland China for various aspects of our operations and maintained 1,215 trademark registrations inside mainland China. As of December 31, 2024, we had registered or acquired 344 domain names, including sdbao.com, shuidichou.com and waterdrop-inc.com, among others.

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

Regulation

Regulations on Foreign Investment in Mainland China

The establishment, operation and management of companies in mainland China are governed by the PRC Company Law, as amended in 2005, 2013, 2018 and 2023, and the latest amendment took effect on July 1, 2024. The PRC Company Law applies to both domestic companies and foreign-invested companies in mainland China. The direct or indirect investment activities of a foreign investor shall be governed by the PRC Foreign Investment Law and its implementation rules. The PRC Foreign Investment Law is promulgated by the National People’s Congress on March 15, 2019, and has taken effect since January 1, 2020. The PRC Foreign Investment Law adopts the administrative system of pre-entry national treatment along with a negative list for foreign investments, establishing the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

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

On September 6, 2024, the National Development and Reform Commission, and the Ministry of Commerce promulgated the Special Administrative Measures for Access of Foreign Investment (Negative List) (2024 Edition), which came into effect on November 1, 2024. In addition, the National Development and Reform Commission and the Ministry of Commerce promulgated the Encouraged Industry Catalogue for Foreign Investment (2022 Edition) on October 26, 2022, which came into effect on January 1, 2023. Industries not listed in the 2024 edition of negative list and 2022 edition of encouraged industry catalogue are generally open for foreign investments unless specifically restricted by other laws in mainland China. The establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority equity interests in such joint ventures. In addition, foreign investment in projects in a restricted category is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category.

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

Pursuant to the Catalog of Telecommunications Services promulgated by the PRC Ministry of Information Industry (the predecessor of the Ministry of Industry and Information Technology) on February 21, 2003 and last amended by the Ministry of Industry and Information Technology on June 6, 2019, internet information services fall within Class 2 value-added telecommunication services. The “information services” refer to the information services provided for users via the public communication network or the internet and by the information collection, development, processing and construction of information platforms. The Administrative Measures on Internet Information Services, which was promulgated by the PRC State Council on September 25, 2000, and amended in 2011 and 2025, sets out guidelines on the provision of internet information services. The Administrative Measures on Internet Information Services classifies internet information services into commercial internet information services and non-commercial internet information services. Pursuant to the Administrative Measures on Internet Information Services, commercial internet information services refer to the provision with paid information or website production or other service activities to online users via the internet, and non-commercial internet information services refer to the provision with free information that is in the public domain and openly accessible to online users via the internet. The Administrative Measures on Internet Information Services requires that a provider of commercial internet information services shall obtain an operating license for value-added telecommunication business for internet information services. It further requires that a provider of non-commercial internet information services shall carry out record-filing procedures with the provincial level counterparts of the Ministry of Industry and Information Technology.

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

Each of Shuidi Hubao, Shuidi Hulian, Zongqing Xiangqian, Miaoyi Hulian (Beijing) Technology Co., Ltd., Shuidi Insurance Brokerage, Beijing Tianxia Youzhi Technology Co., Ltd., Beijing Zongqing Xiangqian Health Technology Co., Ltd., Tairui Insurance Agency Co., Ltd., Hainan Puluo Medical Technology Co., Ltd., Beijing Yifan Fengshun Medical Technology Co., Ltd., Beijing Jiangxin Zhimeng Technology Co., Ltd. and Zhuanxin Insurance Brokerage Co., Ltd. has obtained the ICP License, a type of operating license for value-added telecommunication business to provide internet information service.

Regulations on Foreign Investment Restriction on Value-Added Telecommunications Services

Pursuant to the Special Administrative Measures for Access of Foreign Investment (Negative List) (2024 Edition), the equity ratio of foreign investment in the value-added telecommunications enterprises is subject to the cap of 50% except for the investment in e-commerce operation businesses, domestic multi-party communication businesses, information storage and re-transmission businesses, and call center businesses.

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

Each of Shuidi Insurance Brokerage and Zhuanxin Insurance Brokerage Co., Ltd., subsidiaries of the VIEs, has obtained licenses for conducting insurance brokerage business.

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

On December 29, 2023, the Standing Committee of the National People’s Congress published the Decision to Amend the PRC Charity Law, which took effect on September 5, 2024, pursuant to which (i) the individuals may post help-seeking information to resolve their own or their families’ difficulties, and the individuals shall be responsible for the authenticity of such information and shall not defraud any donation by fabricating facts or other means, and (ii) internet platforms that provide services to facilitate individual help-seeking activities shall be designated by the Ministry of Civil Affairs, and verify the authenticity of such help-seeking information and disclose relevant information to the public in a timely and comprehensive manner. This decision further provides that the Ministry of Civil Affairs, along with other government authorities, will formulate the administrative rules for internet platform services providers providing services for individual help-seekers.

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

On September 5, 2024, the Ministry of Civil Affairs, along with other government authorities, jointly published the Administrative Measures for Online Personal Help-seeking Service Platforms. These regulations require that online personal help-seeking service platforms be officially designated by the Ministry of Civil Affairs. According to the measures, online personal help-seeking service platforms are defined as online networks specifically established to facilitate the release of help-seeking information, fund collection, management, disbursement, and other services for individuals whose families face economic hardship due to illness or other factors. The Administrative Measures for Online Personal Help-seeking Service Platforms also provides certain requirements for online personal help-seeking service platforms, including: (i) online personal help-seeking service platforms shall establish information security management systems, and improve their management systems of user registration, account management, content review, and real-time information inspection; (ii) online personal help-seeking service platforms shall disclose their platform rules in a prominent manner, and report any material changes to these rules to the Ministry of Civil Affairs in advance; and (iii) online personal help-seeking service platforms shall set up independent deposit accounts to manage and utilize the funds they collects for their designated purposes.

In December 2024, our Waterdrop Medical Crowdfunding platform has been designated by the Ministry of Civil Affairs as one of the government recognized online personal help-seeking service platforms in mainland China.

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

On September 24, 2024, the Cyberspace Administration of China published the Administration Regulations on Network Data Security, which provide that network data processors conduct network data processing activities that affects or may possibly affect national security must conduct national security review in accordance with relevant laws and regulations. In addition, network data processors processing personal information of over 10 million individuals shall fulfill certain requirements for processing important data and require network data processors to take certain precautionary measures, such as identifying important data and conducting annual risk assessment. Furthermore, these regulations allow network data processors to provide personal information overseas only if it is strictly necessary for fulfilling statutory obligations. These regulations also establish certain obligations of online platform service providers, including offering users an option to turn off personalized recommendations.

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

On November 18, 2024, the Ministry of Civil Affairs, along with other government authorities, jointly issued the Circular on Issuing the Measures for the Protection of the Personal Information of Children in Difficult Situations, which took effect immediately. According to these measures, any entity or individual intending to publish communications or news involving the specific identity of children in difficult situations must inform the children in advance about the necessity and potential impact on their personal rights and interests. Such communications may only be published after obtaining the consent of the children and their parents or other guardians, with proper technical safeguards in place. Furthermore, the measures prohibit any entity or individual from labeling children in difficult situations, using their personal information to attract attention, or exploiting their personal information for purposes such as fundraising or live streaming.

On February 12, 2025, the CAC issued the Administrative Measures for Personal Information Protection Compliance Audits, which will take effect on May 1, 2025. These measures define "compliance audit of personal information protection" as supervisory activities aimed at reviewing and evaluating whether the personal information processing practices of data processors align with relevant laws and administrative regulations. Personal information processors handling the data of more than 10 million individuals are required to conduct a compliance audit of personal information protection at least once every two years.

Regulations on Artificial Intelligence

On December 31, 2021, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of State Security promulgated the Administration Provisions on Algorithmic Recommendation of Internet Information Services, which became effective on March 1, 2022. These provisions implement classification and hierarchical management for algorithm recommendation service providers based on varies criteria. Moreover, the provisions require algorithmic recommendation service providers to provide users with options that are not specific to their personal characteristics, or provide users with convenient options to cancel algorithmic recommendation services. If the users choose to cancel the algorithm recommendation service, the algorithm recommendation service provider shall immediately stop providing relevant services. Algorithmic recommendation service providers shall also provide users with the function to select, modify or delete user labels which are used for algorithmic recommendation services.

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

The Circular on Reforming the Management Approach Regarding the Settlement of Foreign Capital of Foreign-Invested Enterprise, which was promulgated on March 30, 2015, became effective on June 1, 2015, and was last amended on March 23, 2023, provides that a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to this circular: Foreign-invested enterprises are allowed to settle 100% of their foreign exchange capital on a discretionary basis; a foreign-invested enterprise should truthfully use its capital for its own operational purposes within the scope of its business; and where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the foreign-invested enterprise must first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

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

Regulations on Dividend Distribution

The principal laws and regulations regulating the distribution of dividends by foreign-invested enterprises in China include the PRC Company Law, as amended in 2004, 2005, 2013, 2018 and 2023, of which the last amendment took effect on July 1, 2024, and the 2019 PRC Foreign Investment Law and its implementation rules. Under the current regulatory regime in China, foreign-invested enterprises in China may pay dividends only out of their retained earnings, if any, determined in accordance with the accounting standards and regulations in mainland China. A mainland China company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital, unless laws regarding foreign investment provide otherwise. A mainland China company cannot distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations on Taxation

Enterprise Income Tax

On March 16, 2007, the National People’s Congress promulgated the PRC Enterprise Income Tax Law, which was amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the PRC State Council enacted the Regulations for the Implementation of the Enterprise Income Tax Law, which became effective on January 1, 2008 and was last amended on January 20, 2025. Under the PRC Enterprise Income Tax Law and its implementing regulations, both resident enterprises and non-resident enterprises are subject to tax in China. Resident enterprises are defined as enterprises that are established in mainland China in accordance with the laws in mainland China, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within China. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside mainland China, but have established institutions or premises in mainland China, or have no such established institutions or premises but have income generated from inside mainland China. Under the PRC Enterprise Income Tax Law and its implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in mainland China, or if they have formed permanent establishments or premises in mainland China but there is no actual relationship between their relevant income derived in mainland China and the established institutions or premises set up by them, withholding income tax is set at the rate of 10% with respect to their income sourced from inside mainland China.

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

On December 25, 2024, the Standing Committee of the National People’s Congress published the PRC Value-Added Tax Law, which will come into effect on January 1, 2026, replacing the PRC Provisional Regulations on Value-Added Tax. The new law reaffirms the provisions of the PRC Provisional Regulations on Value-Added Tax and make changes in the areas of taxable acts, tax jurisdiction, deemed sales, non-taxable items, simplified taxation, withholding agents, input taxes, non-creditable input taxes, mixed sales, and input credit carry-forward and refund.

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

Loan Agreements. Pursuant to the loan agreement between our WFOE and each of the shareholders of Zongqing Xiangqian, our WFOE extended loans to the shareholders of Zongqing Xiangqian, who had contributed the loan principals to Zongqing Xiangqian mainly as registered capital. The shareholders of Zongqing Xiangqian may repay the loans only by transferring their respective equity interests in Zongqing Xiangqian to WFOE or its designated person(s) pursuant to the exclusive option agreements. Each loan shall be interest-free unless, in the event of a transfer of equity interests by a shareholder of Zongqing Xiangqian to our WFOE or its designated person(s) pursuant to the exclusive option agreement, the transfer price exceeds the loan principal. The excess over the loan principal shall be deemed the interest of the loan to the extent permitted under the law in mainland China. These loan agreements remain effective until the date of full performance by the parties of their respective obligations thereunder. The loan agreement among our WFOE, Zhuiqiu Jizhi, Shuidi Hubao and their respective shareholders are substantially the same.

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

We leased premises of approximately 10,500 square meters as of December 31, 2024 for our corporate headquarters in Beijing. We also leased offices in various other cities, with an aggregate area of approximately 18,000 square meters as of December 31, 2024. These leases vary in duration from one to three years.

In addition, we own a commercial real estate property in Beijing, with a combined gross floor area of 16,113 square meters as of the date of this report, which we use for business operations.

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

Our insurance consumers come from third-party traffic channels, traffic directed from our medical crowdfunding operation, and private domain contacts. In 2024, we moderately increased our investment in third-party traffic channels. In order to enhance overall user retention, we launched “Three Good Service” Initiative program to improve user satisfaction.

As of December 31, 2023 and 2024, the cumulative number of paying insurance consumers was approximately 32.3 million and 33.6 million, respectively.

First year premium per consumer

We believe that consumers choose our platform and repeat their purchases on our platform mainly because of the abundant product offerings, the convenience of online platform and the professional service of our team. As of December 31, 2024, we cumulatively offered 1,967 insurance products on Waterdrop Insurance Marketplace, as compared with 1,357 as of December 31, 2023.

In China, consumer awareness of health protection and insurance products remains significantly lower than in developed countries, leading many users on our platform to initially purchase short-term products. As we serve a growing number of consumers, we gain valuable insights that allow us to work with insurers to co-create more appealing products. We are at the forefront of developing innovative solutions tailored for specific users, including those with pre-existing medical conditions who may struggle to qualify for traditional health insurance. As a result of increasing product and user diversity, the FYP per policy for short-term health insurance products rose from RMB572 in 2023 to RMB759 in 2024.

Since introducing long-term health and life insurance products at the end of 2018, we have actively worked to raise consumer awareness and demonstrate the value of these products through our platform and service. The acquisition of Shenlanbao in 2023 further enhanced our service capabilities. Long-term health and life insurance products accounted for 31.3% and 30.4% of the FYP generated through our platforms in 2023 and 2024, respectively. The FYP per policy for long-term health and life insurance products increased from RMB7,180 in 2023 to RMB7,969 in 2024.

Overall, the FYP per policy rose from RMB803 in 2023 to RMB1,047 in 2024. In addition to this growth, the number of policies per consumer remained stable at 1.6 in 2023 and 1.5 in 2024. Consequently, the FYP per consumer increased from RMB1,324 in 2023 to RMB1,594 in 2024.

Cooperation with insurance carriers

We cooperate with insurance carriers to offer their standard insurance products or to design and develop tailor-made insurance products, and our relationship with insurance carriers is crucial to our success. As of December 31, 2024, we had established business cooperation with 102 insurance carriers. Our large consumer base and strong business development capabilities allow us to negotiate favorable terms in our business cooperation with insurance carriers. We need to keep the growth of our business, brand influence, value-added technology service capabilities and risk management capabilities so as to strengthen and deepen the cooperation with our existing insurance carriers.

Operating efficiency and leverage

We have incurred significant costs and expenses in building our platform, growing our consumer base and developing capabilities in data analysis and technology. Our business model is highly scalable and our platform is built to support our continued growth.

We have always been mindful of the balance between business growth and costs and expenses. We have been endeavoring to improve selling and marketing efficiency. For example, we carefully select third-party user traffic channels, and further optimize and diversify our user acquisition channels. We have also been endeavoring to optimize our marketing strategies by adjusting our selling and marketing expenses and allocation of marketing resources. For instance, we moderately increased our investment in third-party traffic channels to promote certain new products in 2024.

Furthermore, we have invested in technology to accumulate and process multi-dimensional consumer data and transaction data, and have conducted in-depth analysis to improve our user acquisition and conversion, product design and risk management capabilities, which in turn improves our overall operational margin. We have promoted technology advances in certain sales and customer service processes that effectively reduced costs, namely our own CRM system and AI applications.

Key Components of Results of Operations

Operating revenue, net

We generate net operating revenue primarily from (i) providing insurance brokerage services to insurance carriers, (ii) providing technical services to insurance carriers and other insurance brokerage or agency companies through our platforms, (iii) crowdfunding service fees from operating Waterdrop Medical Crowdfunding, and (iv) digital clinical trial solution income, mainly deriving from matching qualified and suitable patients for enrollment in clinical trials for biopharmaceutical companies and leading biotechnology companies. Starting from the second quarter of 2023, our chief operating decision makers have been managing the business, assessing the performance and allocating resources under the new operating segment structure. Operating segments are aggregated based on their similar economic characteristics, types of customers, types of services and products provided, the regulatory environments in which they operate and their management and reporting structure. We currently organize and report our business in the following segments: (i) insurance, which mainly includes Waterdrop Insurance Marketplace, Shenlanbao Insurance Marketplace and technical support service; (ii) crowdfunding, which mainly includes Waterdrop Medical Crowdfunding, and (iii) others, which do not individually or in the aggregate meet the quantitative and qualitative thresholds to be individually reportable and are aggregated. As a result, we have updated our segments reporting information to reflect the new operating and reporting structure. Comparative figures were retrospectively adjusted to conform to this presentation. The following table sets forth the breakdown of our operating revenue, in amounts and as percentages of operating revenue by segment for the years presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	(%)	RMB	(%)	RMB	US$	(%)

	(in thousands, except for percentage data)
Segment revenue:
Insurance(1)
Brokerage income
-Short-term insurance brokerage income	1,628,902	58.1	1,381,855	52.5	1,309,432	179,392	47.2
-Long-term insurance brokerage income	714,426	25.5	823,305	31.3	1,013,406	138,836	36.6
Brokerage income subtotal	2,343,328	83.6	2,205,160	83.8	2,322,838	318,228	83.8
Technical service income	215,832	7.7	135,755	5.2	40,939	5,608	1.5
Insurance total	2,559,160	91.3	2,340,915	89.0	2,363,777	323,836	85.3
Crowdfunding	155,803	5.6	162,683	6.2	267,650	36,668	9.6
Others	86,805	3.1	127,109	4.8	140,394	19,234	5.1
Total	2,801,768	100.0	2,630,707	100.0	2,771,821	379,738	100.0

Note:

(1)	We started to consolidate the financial results of Shenlanbao since July 4, 2023 and reported the results of Shenlanbao under the Insurance segment.

Insurance. We derive insurance income primarily from commission fees generated from distributing insurance products underwritten by insurance carriers through our Waterdrop Insurance Marketplace and Shenlanbao Insurance Marketplace, and the technical support service we provide. On one hand, the commission fees we are entitled to receive are based on a percentage of the premiums our insurance consumers pay insurance carriers. Commission fee rates generally depend on the type of insurance products and the particular insurance carriers. Commission fees for each insurance policy, taking into account the estimated premium retention rate data, are recognized as our revenue upon policy effective dates. We believe FYP is a strong indicator of brokerage income because it better demonstrates the brokerage income we may generate for an insurance policy. For certain long-term insurance policies sold, we are also entitled to a performance bonus from insurance companies if the retention rate for a certain period exceeds a predetermined percentage, or if its FYP exceeds a predetermined amount. We may also be asked to refund some commission to insurance companies if the retention rate for a certain period falls below a predetermined percentage. The bonus or the refund is contingent on the occurrence (or non-occurrence) of a future event. In addition, in terms of the technical support service, we primarily provide technical services to certain insurance brokerage or agency companies through our CRM system. We also provide marketing services to certain companies on our various website channels and apps. In addition, we provide risk management services to certain insurance companies.

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

Operating costs and expenses

Our operating costs and expenses consist of operating costs, sales and marketing expenses, general and administrative expenses, research and development expenses. The following table sets forth the breakdown of our total operating costs and expenses, in amounts and as percentages of net operating revenue for each of the years presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	(%)	RMB	(%)	RMB	US$	(%)

	(in thousands, except for percentage data)
Operating costs and expenses:
Operating costs	1,019,362	36.4	1,195,544	45.5	1,314,740	180,119	47.4
Sales and marketing expenses	624,478	22.3	740,451	28.1	694,769	95,183	25.1
General and administrative expenses	388,651	13.9	402,395	15.3	367,652	50,368	13.3
Research and development expenses	291,290	10.3	299,060	11.4	216,502	29,661	7.8
Total operating costs and expenses:	2,323,781	82.9	2,637,450	100.3	2,593,663	355,331	93.6

Operating costs. Operating costs primarily consists of (i) payroll and related expenses for insurance agents and customer service personnel, (ii) transaction fees charged by third-party payment platforms relating to insurance brokerage services, (iii) costs of referral and service fees, (iv) charges for the usage of the server and cloud service incurred for operational support of the platforms, and the expenses of facilities and equipment, such as depreciation expenses, rental and others, attributed to our principal operations, (v) costs for digital clinical trial solution consultants team, and (vi) costs for the crowdfunding consultants team and cost related to the information review and investigation of medical crowdfunding campaigns. We expect our operating costs to increase in absolute terms as our scale of business grows. However, as we improve the operating efficiency of our platform and achieve more economies of scale, we expect our operating costs as a percentage of our net operating revenue will decrease in the foreseeable future.

Sales and marketing expenses. Our sales and marketing expenses primarily consist of (i) marketing expenses for user acquisition and brand building, (ii) payroll and related expenses for employees involved in sales and marketing functions, (iii) outsourced sales and marketing service fees to third parties, and (iv) the associated expenses of facilities and equipment, such as depreciation expenses, rental and others.

General and administrative expenses. Our general and administrative expenses mainly consist of (i) payroll and related expenses for employees engaging in general corporate functions, including the share-based compensation expenses, (ii) professional service fees and other general corporate expenses, (iii) impairment loss of intangible assets and allowance for credit losses, and (iv) expenses associated with the use by these functions of facilities and equipment, such as rental and depreciation expenses.

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

The PRC Enterprise Income Tax Law also imposes a withholding income tax of 10% on dividends distributed by a foreign-invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between the mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a foreign-invested enterprise in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company thereby resulting in deferred tax liabilities to account for future withholding taxes. All foreign-invested enterprises are subject to the withholding tax from January 1, 2008. The presumption may be overcome if we have sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely. We did not record any deferred tax liabilities for dividend withholding tax, as we have no retained earnings for the years ended December 31, 2022, 2023 and 2024. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our net operating revenue for the periods presented.

	For the Year Ended December 31,
	2022		2023		2024
	RMB	(%)	RMB	(%)	RMB	US$	(%)

	(in thousands, except for percentage data)
Operating revenue, net	2,801,768	100.0	2,630,707	100.0	2,771,821	379,738	100.0
Operating costs and expenses
Operating costs	(1,019,362)	(36.4)	(1,195,544)	(45.5)	(1,314,740)	(180,119)	(47.4)
Sales and marketing expenses(1)	(624,478)	(22.3)	(740,451)	(28.1)	(694,769)	(95,183)	(25.1)
General and administrative expenses	(388,651)	(13.9)	(402,395)	(15.3)	(367,652)	(50,368)	(13.3)
Research and development expenses	(291,290)	(10.3)	(299,060)	(11.4)	(216,502)	(29,661)	(7.8)
Total operating costs and expenses:	(2,323,781)	(82.9)	(2,637,450)	(100.3)	(2,593,663)	(355,331)	(93.6)
Operating profit/(loss)	477,987	17.1	(6,743)	(0.3)	178,158	24,407	6.4
Other income
Interest income	81,713	2.9	136,043	5.2	149,121	20,429	5.4
Foreign currency exchange gain	4,064	0.1	4,342	0.2	8,016	1,098	0.3
Others, net	66,929	2.4	30,598	1.1	25,295	3,465	0.9
Profit before income tax	630,693	22.5	164,240	6.2	360,590	49,399	13.0
Income tax expense	(22,976)	(0.8)	(555)	(0.0)	(9,707)	(1,330)	(0.3)
Net profit	607,717	21.7	163,685	6.2	350,883	48,069	12.7

Note:

(1)	The breakdown of sales and marketing expenses is as follows:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Marketing expenses for user acquisition and brand building	120,471	240,351	280,906	38,484
Payroll and related expenses for employees	316,795	390,534	297,451	40,751
Expenses of facilities and equipment	22,133	21,627	20,293	2,780
Outsourced sales and marketing service fee to third parties	149,249	63,512	75,994	10,411
Others	15,830	24,427	20,125	2,757
Total sales and marketing expenses	624,478	740,451	694,769	95,183

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Operating revenue, net

Our net operating revenue increased by 5.4% from RMB2,630.7 million in 2023 to RMB2,771.8 million (US$379.7 million) in 2024. The increase was primarily due to the increase of crowdfunding service fees and insurance related income.

The net operating revenue from insurance-related businesses increased by 1.0% year-over-year, from RMB2,340.9 million in 2023 to RMB2,363.8 million (US$323.8 million) in 2024. This growth was primarily driven by higher insurance brokerage income, which stemmed from an increase in FYP generated through our platform. The FYP rose from RMB7,109 million in 2023 to RMB7,473 million in 2024, attributable to both the optimization and expansion of long-term insurance product offerings and the acquisition of Shenlanbao in July 2023. Notably, the FYP per policy for long-term insurance products increased from RMB7,180 in 2023 to RMB7,969 in 2024.

The net operating revenue from crowdfunding business increased by 64.5% from RMB162.7 million in 2023 to RMB267.7 million (US$36.7 million) in 2024, which was mainly due to an increase in service fee rate.

The net operating revenue from other business increased by 10.5% from RMB127.1 million in 2023 to RMB140.4 million (US$19.2 million) in 2024, which was mainly due to business expansion.

Operating costs and expenses

Our total operating costs and expenses decreased by RMB43.8 million, or 1.7%, from RMB2,637.5 million in 2023 to RMB2,593.7 million (US$355.3 million) in 2024, which was mainly due to the effective cost control measures.

Operating costs

Our operating costs increased by 10.0% from RMB1,195.5 million in 2023 to RMB1,314.7 million (US$180.1 million) in 2024, which was primarily driven by (i) an increase of RMB138.8 million in costs of referral and service fees driven by the expansion of business, partially offset by (ii) a decrease of RMB12.3 million in the costs for crowdfunding consultants team, and (iii) a decrease of RMB10.3 million in the costs for digital clinical trial solution consultants team.

Sales and marketing expenses

Our sales and marketing expenses decreased by 6.2% from RMB740.5 million in 2023 to RMB694.8 million (US$95.2 million) in 2024, which was primarily due to (i) a decrease of RMB93.1 million in personnel costs and share based compensation costs, partially offset by (ii) an increase of RMB40.6 million in marketing expenses to third-party traffic channel, and (iii) an increase of RMB12.5 million in outsourced sales and marketing service fees to third parties.

General and administrative expenses

Our general and administrative expenses decreased by 8.6% from RMB402.4 million in 2023 to RMB367.7 million (US$50.4 million) in 2024, which was mainly due to (i) a decrease of RMB32.5 million in the professional service fee, (ii) a decrease of RMB18.3 million in general and administrative personnel costs and share-based compensation expenses, (iii) a decrease of RMB5.9 million in office rental and office administrative expenses, partially offset by (iv) a non-cash impairment of intangible assets related to Shenlanbao of RMB20.6 million recorded in 2024, and (v) an increase of RMB9.6 million in allowance for credit losses.

Research and development expenses

Our research and development expenses decreased by 27.6% from RMB299.1 million in 2023 to RMB216.5 million (US$29.7 million) in 2024. The decrease was primarily due to a decrease of RMB79.9 million in research and development personnel costs and share-based compensation expenses.

Operating profit/(loss)

Our operating profit/(loss) increased from operating loss of RMB6.7 million in 2023 to operating profit of RMB178.2 million in 2024, which was mainly due to the net impact of: (i) Insurance: operating profit fell from RMB528.1 million in 2023 to RMB477.2 million in 2024, primarily driven by the increase in user acquisition and brand building expenditures; (ii) Crowdfunding: operating loss decreased significantly from RMB245.8 million in 2023 to RMB95.1 million in 2024 largely due to the revenue growth; (iii) Others: operating loss decreased from RMB155.2 million in 2023 to RMB96.5 million in 2024, primarily because of effective implementation of company-wide cost optimization measures.

Interest income

Our interest income increased by 9.6% from RMB136.0 million in 2023 to RMB149.1 million (US$20.4 million) in 2024 due to the increased proportion of long-term debt investments.

Net profit

As a result of the foregoing, our net profit for the year of 2024 was RMB350.9 million (US$48.1 million), compared to RMB163.7 million for the year of 2023.

Income tax expense

Income tax expense in 2024 was RMB9.7 million (US$1.3 million), compared with RMB0.6 million in 2023. The increase was primarily due to the increase of profit before tax.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Operating revenue, net

Our net operating revenue decreased by 6.1% from RMB2,801.8 million in 2022 to RMB2,630.7 million in 2023, including the revenue generated by Shenlanbao of RMB92.9 million after consolidation. The decrease was primarily due to the decrease in net operating revenue from insurance related income, partially offset by the increase in net operating revenue from crowdfunding service fees and other income.

The net operating revenue from insurance related business decreased by 8.5% from RMB2,559.2 million in 2022 to RMB2,340.9 million in 2023, which was mainly due to the net impact of the decrease of the short-term insurance brokerage income by 15.2% from RMB1,628.9 million in 2022 to RMB1,381.9 million in 2023, partially offset by the increase of the long-term insurance brokerage income by 15.2% from RMB714.4 million in 2022 to RMB823.3 million in 2023. The FYP from short-term insurance products decreased from RMB4,907 million in 2022 to RMB4,887 million in 2023, while the FYP from long-term insurance products increased from RMB1,983 million in 2022 to RMB2,223 million in 2023, primarily due to the acquisition of Shenlanbao which expanded our long-term insurance product offerings. The FYP from long-term insurance products accounted for approximately 28.8% and 31.3% of the total FYP generated through us in 2022 and 2023, respectively. The FYP per policy of long-term insurance products increased from RMB5,004 in 2022 to RMB7,180 in 2023.

The net operating revenue from crowdfunding business increased by 4.4% from RMB155.8 million in 2022 to RMB162.7 million in 2023, which was mainly because we started to charge crowdfunding service fees in April 2022 and have generated revenue from crowdfunding service fees since then.

The net operating revenue from other business increased by 46.4% from RMB86.8 million in 2022 to RMB127.1 million in 2023, which was mainly due to the 69.0% increase of digital clinical trial solution income as a result of the increase in the number of patients successfully enrolled from 2,846 in 2022 to more than 3,300 patients in 2023.

Operating costs and expenses

Our total operating costs and expenses increased by RMB313.7 million, or 13.5%, from RMB2,323.8 million in 2022 to RMB2,637.5 million in 2023, which was mainly due to the consolidation of the financial results of Shenlanbao which generated operating costs and expenses of RMB130.7 million.

Operating costs

Our operating costs increased by 17.3% from RMB1,019.4 million in 2022 to RMB1,195.5 million in 2023, which was mainly due to (i) an increase of RMB109.3 million in costs of referral and service fees, (ii) an increase of RMB62.0 million in the crowdfunding consultants team costs as we commenced generating crowdfunding service fees since April 2022, and (iii) the consolidation of the financial results of Shenlanbao, which incurred operating costs of RMB38.7 million, partially offset by (i) a decrease of RMB19.5 million in the cost of one-year health insurance coverage related to the termination of mutual aid plan based on the final settlement information, which occurred in the third quarter of 2022, and (iii) a decrease of RMB15.1 million in personnel costs.

Sales and marketing expenses

Our sales and marketing expenses increased by 18.6% from RMB624.5 million in 2022 to RMB740.5 million in 2023, which was mainly due to (i) the consolidation of the financial results of Shenlanbao, which incurred sales and marketing expenses of RMB67.1 million, (ii) an increase of RMB100.8 million in marketing expenses to third-party traffic channels, (iii) an increase of RMB29.8 million in personnel costs and share-based compensation costs, partially offset by a decrease of RMB86.3 million in outsourced sales and marketing service fees to third parties.

General and administrative expenses

Our general and administrative expenses increased by 3.5% from RMB388.7 million in 2022 to RMB402.4 million in 2023, which was mainly due to the consolidation of the financial results of Shenlanbao, which incurred general and administrative expenses of RMB12.9 million.

Research and development expenses

Our research and development expenses increased by 2.7% from RMB291.3 million in 2022 to RMB299.1 million in 2023. The increase was primarily due to the consolidation of the financial results of Shenlanbao, which incurred research and development expenses of RMB12.0 million, partially offset by a decrease of RMB3.4 million in research and development personnel costs and share-based compensation expenses.

Operating profit/(loss)

Our operating profit/(loss) decreased by 101.4% from operating profit of RMB478.0 million in 2022 to operating loss of RMB6.7 million in 2023, which was mainly due to the net impact of: (i) Insurance: operating profit fell from RMB1,035.1 million in 2022 to RMB528.1 million in 2023, primarily driven by the decrease of short-term brokerage income and increase of costs of referral and service fees and marketing expenses; (ii) Crowdfunding: operating loss decreased slightly from RMB254.2 million in 2022 to RMB245.8 million in 2023, which was nearly stable; (iii) Others: operating loss decreased from RMB190.9 million in 2022 to RMB155.2 million, primarily because of effective implementation of company-wide cost optimization measures.

Interest income

Our interest income increased by 66.5% from RMB81.7 million in 2022 to RMB136.0 million in 2023. The increase was mainly due to the increase in interest rate.

Net profit

As a result of the foregoing, our net profit for the year of 2023 was RMB163.7 million, compared to RMB607.7 million for the year of 2022.

Income tax expense

Income tax expense in 2023 was RMB0.6 million, compared with RMB23.0 million in 2022. The decrease was primarily due to the decrease of profit before tax.

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

We had net cash provided by operating activities of RMB765.7 million in 2022, RMB406.5 million in 2023 and RMB437.3 million (US$59.9 million) in 2024. Our primary sources of liquidity have been proceeds from operating activities and equity and debt financing. As of December 31, 2024, we had an aggregate of RMB4.2 billion (US$574.2 million) in cash and cash equivalents, restricted cash, short-term investments and long-term debt investments included in long-term investments, of which approximately 45.9% were held in Renminbi and the remainder was mainly held in U.S. dollars.

In March 2024, our board of directors approved a special cash dividend of US$0.04 per ADS or US$0.004 per ordinary share to shareholders of record as of the close of business on April 19, 2024. The aggregate payment amounted to approximately US$14.8 million. In September 2024, our board of directors approved another special cash dividend of US$0.02 per ADS or US$0.002 per ordinary share to shareholders of record as of the close of business on November 5, 2024. The aggregate payment amounted to approximately US$7.3 million. In March 2025, our board of directors approved another cash dividend of US$0.02 per ADS or US$0.002 per ordinary share, for a total amount of approximately US$7.3 million, to shareholders of record as of the close of business on April 11, 2025. The payment date is expected to be on or around April 30, 2025 for holders of ordinary shares and on or around May 2, 2025 for holders of ADSs.

We believe our cash on hand will be sufficient to meet our current and anticipated needs for working capital and capital expenditure requirement for at least the next 12 months.

Our restricted cash was RMB517.4 million, RMB577.1 million and RMB520.6 million (US$71.3 million) as of December 31, 2022, 2023 and 2024, respectively. Our restricted cash primarily consists of premiums collected by us from the insurance consumers in a fiduciary capacity until disbursed to the insurance carriers. Restricted cash also includes guarantee deposits. We pay guarantee deposits required by National Financial Regulatory Administration in order to protect insurance premium appropriation by insurance broker and agency.

Our accounts receivable represents primarily brokerage commission fee receivable from insurance carriers and technical service fees receivable from insurance carriers. As of December 31, 2022, 2023 and 2024, our accounts receivable was RMB675.8 million, RMB693.1 million and RMB716.2 million (US$98.1 million), respectively.

Our contract assets are recorded for arrangements when we have provided the insurance brokerage services but for which the related commission payments are not yet due. Contract assets represent primarily the brokerage commission fee that is contingent upon the future premium payment of the insurance policy holders and retention-based bonus. As of December 31, 2022, 2023 and 2024, our contract assets were RMB553.7 million, RMB707.3 million and RMB773.2 million (US$105.9 million), respectively.

Our prepaid expense and other assets represent primarily (i) prepayments and deposits, (ii) the fund receivable from external payment service providers through which we collect and transfer insurance premiums to insurance carriers, and donors’ donation received by our external payment service provider prior to those being transferred to custodian bank, and (iii) the advances to suppliers, such as the prepayments to third-party traffic channels. As of December 31, 2022, 2023 and 2024, our prepaid expense and other assets were RMB342.5 million, RMB189.8 million and RMB182.6 million (US$25.0 million), respectively.

Insurance premium payables represent insurance premiums we collected on behalf of insurance carriers from the insurance consumers but have not yet been remitted to insurance carriers as of the balance sheet dates. As of December 31, 2022, 2023 and 2024, our insurance premium payables were RMB516.7 million, RMB592.0 million and RMB537.3 million (US$73.6 million), respectively.

Our accrued expenses and other current liabilities represent primarily (i) accrued marketing and customer service expenses, (ii) payroll and welfare payable, and (iii) payable related to medical crowdfunding business, which mainly represents the funds we collected through the third-party payment platforms that has not been transferred to custodian bank. Our accrued expenses and other current liabilities were RMB584.1 million, RMB597.7 million and RMB704.0 million (US$96.5 million) as of December 31, 2022, 2023 and 2024, respectively.

Although we consolidate the results of the VIEs, we only have access to the assets or earnings of the VIEs through our contractual arrangements with the VIEs and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

The majority of our operating revenue has been, and we expect that it is likely to continue to be, in the form of Renminbi. Under existing foreign exchange regulations in mainland China, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our subsidiaries mainland China are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current regulations permit in mainland China our subsidiaries in mainland China to pay dividends to us only out of its accumulated profits, if any, determined in accordance with accounting standards and regulations in mainland China. Our subsidiaries in mainland China are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our subsidiaries in mainland China have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches and certain local banks.

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

The following table sets forth the movements of our cash flows for the periods presented:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by operating activities	765,705	406,516	437,250	59,904
Net cash (used in)/provided by investing activities	(139,819)	(1,172,960)	291,637	39,953
Net cash used in financing activities	(57,457)	(377,238)	(198,579)	(27,205)
Effect of exchange rate changes on cash and cash equivalents	37,723	26,173	2,577	353
Net increase/(decrease) in cash and cash equivalents and restricted cash	606,152	(1,117,509)	532,885	73,005
Total cash and cash equivalents and restricted cash at beginning of year	1,485,383	2,091,535	974,026	133,441
Total cash and cash equivalents and restricted cash at end of year	2,091,535	974,026	1,506,911	206,446

Operating activities

Net cash provided by operating activities in 2024 was RMB437.3 million (US$59.9 million). The difference between the net profit of RMB350.9 million (US$48.1 million) and positive operating cash flow of RMB437.3 million was non-cash expenses items such as share-based compensation expense of RMB86.9 million, and depreciation of property, equipment and software of RMB11.4 million, and changes in working capital accounts, which mainly include (i) RMB66.2 million increase in contract assets, (ii) RMB54.6 million decrease in insurance premium payables, and (iii) RMB35.1 million increase in accounts receivable, partially offset by RMB107.9 million increase in accrued expenses and other current liabilities.

Specifically, the decrease in insurance premium payables was primarily due to the decrease of turnover days. The increase in contract assets and the increase in accounts receivable were primarily due to the increase in the FYP generated through our platform. The increase in accrued expenses and other current liabilities was primarily due to (i) the increase in accrued marketing and customer service expenses, and (ii) the increase in payroll and welfare payable.

Net cash provided by operating activities in 2023 was RMB406.5 million. The difference between the net profit of RMB163.7 million and positive operating cash flow of RMB406.5 million was certain adjustment of non-cash expenses items, such as share-based compensation expense of RMB133.9 million and depreciation of property, equipment and software of RMB13.4 million, and changes in working capital accounts, which mainly include (i) RMB149.9 million decrease in prepaid expense and other assets, and (ii) RMB75.3 million increase in insurance premium payables, partially offset by (i) RMB43.5 million decrease in accrued expenses and other current liabilities, and (ii) RMB99.9 million increase in contract assets, and (iii) RMB36.7 million increase in right of use assets, net.

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

Investing activities

Net cash provided by investing activities in 2024 was RMB291.6 million (US$40.0 million), consisting primarily of net cash provided by redemption of short-term and long-term investment products, partially offset by net cash used in purchase of property, equipment and software.

Net cash used in investing activities in 2023 was RMB1,173.0 million, consisting primarily of net cash paid for acquisitions of subsidiaries, and net cash used in purchase of short-term and long-term investment products.

Net cash used in investing activities in 2022 was RMB139.8 million, consisting primarily of net cash prepaid for investments, and net cash used in purchase of short-term investment products.

Financing activities

Net cash used in financing activities in 2024 was RMB198.6 million (US$27.2 million), consisting primarily of payment in connection with the share repurchase program, and payment of dividend to shareholders, partially offset by the net proceeds from short-term loans.

Net cash used in financing activities in 2023 was RMB377.2 million, consisting primarily of payment in connection with the share repurchase program, partially offset by the proceeds from short-term loans.

Net cash used in financing activities in 2022 was RMB57.5 million, consisting primarily of the payment in connection with the share repurchase program.

Material cash requirements

Our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include our capital expenditures and operating lease commitments.

Our capital expenditures primarily represent cash paid for purchase of property, equipment and software. We made capital expenditures of RMB11.9 million, RMB13.5 million and RMB218.4 million (US$29.9 million) in 2022, 2023 and 2024, respectively. The increased expenditures in 2024 were mainly due to the purchase of a commercial real estate property in Beijing for business operations. We will continue to make capital expenditures to meet our business growth.

Our operating lease commitments consist of the commitments under the lease agreements for our office premises. Contractual obligation as of December 31, 2024 for our operating lease commitments amounted to RMB45.5 million (US$6.2 million).

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2024.

Holding Company Structure

Waterdrop Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our WFOE and the VIEs. As a result, the ability of Waterdrop Inc. to pay dividends depends upon dividends paid by our WFOE.

If our WFOE or any newly formed subsidiaries in mainland China incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our WFOE is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with the accounting standards and regulations in mainland China. Under the law in mainland China, each of our WFOE and the VIEs is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our WFOE may allocate a portion of its after-tax profits based on the accounting standards in mainland China to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the VIEs may allocate a portion of their after-tax profits based on the accounting standards in mainland China to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2024, as our WFOE, almost all other subsidiaries in mainland China, the VIEs and the subsidiaries of the VIEs are in an accumulated loss position, no statutory reserve was appropriated. Our WFOE has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve fund.

C.	Research and Development

See “Item 4. Information on the Company—B. Business Overview— Technology and Infrastructure” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2025 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates.”

F.	Safe Harbor

See “Forward-Looking Information” on page 2 of this annual report.

Item 6.Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors.

Directors and Executive Officers	Age	Position/Title
Peng Shen	37	Chairman of the Board of Directors and Chief Executive Officer
Guang Yang	39	Director, Vice President of Finance and General Manager of International Business
Wei Ran	38	Director and General Manager of Insurance Technology Business
Haiyang Yu	42	Director
Kai Huang	38	Director
Wenjie Guan	40	Director
Heping Feng	65	Independent Director
Chenyang Wei	52	Independent Director
Chen Lin	47	Independent Director
Xiaoying Xu	45	Head of Finance
Xiaolei Sun	38	Vice President of Human Resources and Organization Development
Xiaobo Zhou	44	Head of Research and Development
Nian Liu	37	Head of Legal

Mr. Peng Shen is our founder and has served as the chairman of our board of directors and chief executive officer since our inception, and is responsible for overseeing the overall strategy and business operations of Waterdrop. Prior to founding Waterdrop in 2016, Mr. Shen joined Meituan (HKSE: 03690) in January 2010 as one of its earliest management members. From July 2013 to April 2016, he was one of the founding team members of Meituan Waimai, where he was responsible for the early design of internet R&D, formulating operational rules, and establishing and managing the business system, helping Meituan Waimai develop into a leading on-demand delivery service application in China. In honor of Waterdrop’s contributions to China’s insurtech industry, innovative pharmaceutical CRO industry and other fields, Mr. Shen was awarded the Zhongguancun High-end Leading Entrepreneurial Talent Certificate by the Beijing Municipal Science and Technology Commission in 2019, named to Fortune China’s “2021 40 Under 40 in China”, the World Economic Forum’s “2022 Young Global Leaders”, and Forbes China’s 2024 “New Era Influential Founders”, and received the “2024 Outstanding Alumni Award” from Hong Kong Polytechnic University. Mr. Shen currently serves as Vice President of the Hong Kong New Quality Entrepreneurs Association, Vice President of the Beijing Young Entrepreneurs Association, Vice President of the Beijing Chaoyang District High-tech Enterprise Association, Vice President of the Alumni Association of the Zhejiang University-Hong Kong Polytechnic University Joint Center, the Industry Mentor at the School of Finance, Central University of Finance and Economics, and the Industry Mentor at Institute of Future Technology, Peking University. Since October 2023, Mr. Shen has also served as an Independent Non-Executive Director of J&T Express (HKSE: 01519). Mr. Shen received an EMBA from Tsinghua University School of Economics and Management, a PhD in Hotel and Tourism Management from Hong Kong Polytechnic University, and the Graduation Certificate of the First Cohort of the Tsinghua-Tencent Future-Tech Entrepreneur Program, jointly organized by Tsinghua University and Tencent.

Mr. Guang Yang is our co-founder, and has served as our director, vice president of finance since June 2022 and general manager of international business since March 2023. Mr. Yang also served as general manager of insurance marketplace from November 2016 to March 2023. Mr. Yang is responsible for our international business, strategy and commercial insights as well as our accounting, financial and internal control matters. Prior to co-founding Waterdrop in April 2016, Mr. Yang served as the director of the strategy and investment department of Meituan (HKSE: 03690) from March 2015 to August 2016. Prior to that, Mr. Yang served as a senior manager at China eCapital Partners and served as a senior consultant of the merger and acquisition transaction service team at Deloitte Touche Tohmatsu Limited. Mr. Yang received an honors degree in actuarial science specializing in finance from the University of Waterloo.

Mr. Wei Ran has served as our director and general manager of the insurance technology business since March 2023. He joined us in June 2016 as head of strategy and business analysis and was responsible for establishing our strategy and business analysis system and exploring new business initiatives since then. Before joining us, he worked as senior strategy analyst at Meituan Waimai, the food and grocery delivery business of Meituan (HKSE: 03690), from July 2015 to June 2016, where he was responsible for strategy and business analysis. Prior to that, he worked at Accenture Consulting, which provides consulting services to various enterprise clients, as a strategic consultant from July 2013 to June 2015, and participated in a number of digitalization projects for large and medium-sized enterprises in the energy and financial industries. Mr. Ran obtained a bachelor’s degree in Economics from Shanghai Jiaotong University in June 2009, and a master’s degree in Software Engineering from Peking University in June 2013.

Mr. Haiyang Yu has served as our director since October 2019. Mr. Yu has also served as a director of DouYu International Holdings Ltd (Nasdaq: DOYU) since May 2018 and a director of Kanzhun Ltd (NASDAQ: BZ; HKSE: 02076) since July 2019. Mr. Yu currently serves as the vice general manager of Tencent Investment. Prior to joining Tencent (HKSE: 00700) in August 2011, Mr. Yu worked as a senior associate at WI Harper Group from March 2010 to August 2011. Prior to that, Mr. Yu worked as an associate at China Growth Capital from April 2007 to February 2010. Mr. Yu obtained a bachelor’s degree in civil engineering from Tsinghua University in 2005.

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

Ms. Wenjie Guan has served as our director since September 2022. Ms. Guan currently serves as Head of Corporate Development APAC at Swiss Re, one of the world’s leading providers of reinsurance, insurance and other forms of insurance-based risk transfer, and a non-executive director of Alltrust Insurance Company. Prior to joining Swiss Re in May 2016, Ms. Guan had eight years of experience in investment banking and served at Macquarie, UBS and Jefferies. Ms. Guan received a master’s degree in Engineering with first class honors from the University of Oxford and is a CFA charterholder.

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

Mr. Chenyang Wei has served as our independent director since May 2021. Mr. Wei has served as the Associate Dean of Institute for Fintech Research, Tsinghua University and Director of China Insurance and Pension Research Center, the National Institute of Financial Research, Tsinghua University PBC School of Finance since April 2019. From December 2016 to March 2019, Mr. Wei served as a senior managing director and chief U.S. economist in Zenity Asset Management Inc., a silicon valley based asset management firm focusing on multi-sector asset allocation in the U.S. financial market. Prior to joining Zenity, Mr. Wei served as a director and head of credit research at AIG from August 2012 to December 2016. From June 2011 to August 2012, Mr. Wei was a senior economist with Federal Reserve Bank of Philadelphia. From 2006 to 2011, Mr. Wei was an economist with Federal Reserve Bank of New York. Mr. Wei is also an independent director of PICC Property and Casualty Company Limited (HKSE: 02328) and HSBC Life Insurance Company Limited. Mr. Wei received a bachelor’s degree in finance from Tsinghua University in 1996, a master’s degree in economics from McCombs School of Business, University of Texas at Austin in 2000, and a Ph.D. in finance from Leonard N. Stern School of Business, New York University in 2006.

Mr. Chen Lin has served as our independent director since March 2025. Mr. Lin has served at various positions at The University of Hong Kong, including as the Chair of Finance and Stelux Professor in Finance since August 2013, and Associate Vice President since January 2023. In addition, Mr. Lin has served as an independent non-executive director for several companies, including Artificial Intelligent Interconnection Technology Co., Ltd. since December 2024, Beijing 51WORLD Digital Twin Technology Co., Ltd. since September 2024, Shiyue Daotian Group Co., Limited (HKEX: 09676) since October 2023, Allianz Global Investors Fund Management Co., Ltd. since September 2023, CNCB (Hong Kong) Investment Limited since January 2022, and China Merchants Land Asset Management Co., Limited (the manager of China Merchants Commercial REIT (HKEX: 01503)) since December 2019. Mr. Lin is a non-official member of the Task Force on Promoting Web3 Development of the Government of Hong Kong since July 2023, a Fellow of the Academy of Social Sciences, UK since March 2023, a Member of the Academia Europaea since June 2022, a member of the Hang Seng Index Advisory Committee since August 2021, a member of the Fintech Advisory Group of the Securities and Futures Commission since March 2021 and an advisory member of the Hong Kong Institute for Monetary and Financial Research of the Hong Kong Monetary Authority since June 2019. Mr. Lin also served as a member of the Currency Board Sub-Committee of the Exchange Fund Advisory Committee of Hong Kong from January 2017 to December 2022. Mr. Lin obtained his PhD degree in economics in August 2006, master of arts degree in economics in August 2005 and master of business administration degree (MBA) in May 2004 from University of Florida in the United States. He received his bachelor’s degree in engineering from South China University of Technology in July 2000.

Ms. Xiaoying Xu has served as the head of the finance since December 2022. Prior to joining us, Ms. Xu worked at Meituan (HKSE: 03690) from January 2011 to December 2022. She was in charge of the establishment of the financial department of Meituan, and participated in the development of Meituan from its early stages to the comprehensive development stages, by successively serving as the head of the finance department, the head of the finance department of the Meituan’s financial platform and the head of the finance department of the Meituan’s catering SaaS services. Prior to that, she worked in a foreign-invested company and an A-share listed company. Ms. Xu received a bachelor’s degree from Renmin University of China and an EMBA from China Europe International Business School. Ms. Xu also holds ACCA and CMA certificates.

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

Mr. Xiaobo Zhou has served as the head of research and development since October 2020 and is responsible for the operation of research and development department. Prior to joining Waterdrop, Mr. Zhou served as the chief information officer at Beijing Zhongguancun Ronghui Financial Information Service Co., Ltd. from July 2017 to October 2020. Prior to that, Mr. Zhou served as a technology director at X Financial (NYSE: XYF) from June 2015 to May 2017, where he led the research and development team. Previously, Mr. Zhou worked at Baidu Inc. (NASDAQ: BIDU and HKEX: 09888), where he was responsible for the backend development in Baidu’s system security department. Prior to that, Mr. Zhou worked at Tencent (HKEX: 00700) from July 2008 to October 2012. Mr. Zhou received a PhD in communication and information systems from University of Science and Technology of China.

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

Compensation of Directors and Executive Officers

In 2024, we paid an aggregate of RMB4.7 million (US$0.6 million) in cash to our executive officers, and we paid cash compensation to our non-executive directors of RMB0.9 million (US$0.1 million). We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our subsidiaries in mainland China and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plans

2018 Share Incentive Plan

In March 2019, our shareholders and board of directors approved the 2018 Share Incentive Plan, as amended and restated, which we refer to as the 2018 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to directors, employees and consultants, and promote the success of our business. The maximum aggregate number of Class A ordinary shares that may be issued under the 2018 Plan is 384,159,746 Class A ordinary shares. As of March 31, 2025, options to purchase a total of 80,449,790 Class A ordinary shares and 69,739,960 restricted share units were outstanding under the 2018 Plan.

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

2021 Share Incentive Plan

In April 2021, our shareholders and board of directors approved the 2021 Share Incentive Plan, as amended and restated, which we refer to as the 2021 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to directors, employees and consultants, and promote the success of our business. The maximum aggregate number of Class A ordinary shares that may be issued pursuant to all awards under the 2021 Plan is initially 80,508,501 Class A ordinary shares, plus an annual increase on the first day of each year during the ten-year term of the plan commencing with the year beginning January 1, 2022, by an amount equal to 2% of the total number of shares issued and outstanding on an as-converted fully diluted basis on the last day of the immediately preceding year, or an lessor amount as may be determined by the board of directors. As of March 31, 2025, 53,462,030 restricted share units were outstanding under the 2021 Plan.

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

The following table summarizes, as of March 31, 2025, the number of ordinary shares underlying outstanding options that we granted to our directors and executive officers.

Ordinary
Shares
Underlying
Options and
	Restricted	Exercise Price
Name	Share Units	(US$/Share)	Date of Grant	Date of Expiration
Wei Ran	*	0.003	September 1, 2018	September 1, 2028
	*	0.08	March 25, 2021	March 25, 2031
	*(1)	N/A	October 1, 2022	—
	*(1)	N/A	January 1, 2023	—
	*(1)	N/A	June 25, 2023	—
	*(1)	N/A	April 1, 2024	—
	*(1)	N/A	March 1, 2025	—
Heping Feng	*	0.08	June 25, 2021	June 25, 2031
	*(1)	N/A	June 25, 2023	—
Chenyang Wei	*	0.08	June 25, 2021	June 25, 2031
	*(1)	N/A	June 25, 2023	—
Chen Lin	*(1)	N/A	March 25, 2025	—
Xiaoying Xu	*(1)	N/A	March 25, 2023	—
	*(1)	N/A	April 1, 2024	—
	*(1)	N/A	March 1, 2025	—
Xiaolei Sun	*	0.003	December 1, 2019	December 1, 2029
	*	0.003	October 31, 2020	October 31, 2030
	*	0.08	March 25, 2021	March 25, 2031
	*(1)	N/A	October 1, 2022	—
	*(1)	N/A	January 1, 2023	—
	*(1)	N/A	June 25, 2023	—
	*(1)	N/A	April 1, 2024	—
	*(1)	N/A	March 1, 2025	—
Xiaobo Zhou	*	0.08	March 25, 2021	March 25, 2031
	*(1)	N/A	March 25, 2022	—
	*(1)	N/A	October 1, 2022	—
	*(1)	N/A	December 25, 2023	—
Nian Liu	*	0.08	March 25, 2021	March 25, 2031
	*(1)	N/A	October 1, 2022	—
	*(1)	N/A	March 25, 2023	—
	*(1)	N/A	April 1, 2024	—
	*(1)	N/A	March 1, 2025	—
All directors and executive officers as a group	37,149,130

Note

*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of March 31, 2025.
(1)	Represents restricted share units.

As of March 31, 2025, our employees other than our directors and officers as a group held options to purchase 56,822,820 Class A ordinary shares, with exercise prices ranging from US$0.003 per share to US$0.08 per share, and 80,557,310 restricted share units.

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

Audit Committee. Our audit committee consists of Heping Feng, Chenyang Wei and Chen Lin. Heping Feng is the chairman of our audit committee. We have determined that Heping Feng, Chenyang Wei and Chen Lin satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. We have determined that Heping Feng qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

We had 2,719, 2,960 and 3,057 full-time employees as of December 31, 2022, 2023 and 2024, respectively. Substantially all of our full-time employees are located in China. The following table sets forth the number of our full-time employees as of December 31, 2024:

Number of
Function	Employees
Operating	1,803
Sales and marketing	626
General and administrative	299
Research and development	329
Total	3,057

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of March 31, 2025 by:

•	each of our directors and executive officers; and
•	each of our principal shareholders who beneficially own more than 5% of our total issued and outstanding shares.

The calculations in the table below are based on 2,814,720,121 Class A ordinary shares (excluding 467,536,400 Class A ordinary shares, comprising of Class A ordinary shares issued to the depositary for bulk issuance of ADSs and reserved for future issuances upon the exercise or vesting of awards granted under share incentive plans, and Class A ordinary shares in the form of ADSs held in treasury) and 801,904,979 Class B ordinary shares, issued and outstanding as of March 31, 2025.

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

Ordinary Shares Beneficially Owned
			Total Ordinary	% of Total
	Class A	Class B	Shares on	Ordinary
	Ordinary	Ordinary	an As-converted	Shares on an As-	% of Aggregate
	Shares	Shares	Basis	converted Basis	Voting Power
Directors and Executive Officers**:
Peng Shen(1)	4,000	801,904,979	801,908,979	22.2	71.9
Guang Yang(2)	86,386,000	—	86,386,000	2.4	0.9
Wei Ran	*	—	*	*	*
Haiyang Yu	—	—	—	—	—
Kai Huang	—	—	—	—	—
Wenjie Guan	—	—	—	—	—
Heping Feng	*	—	*	*	—
Chenyang Wei	*	—	*	*	—
Chen Lin	*	—	*	*	—
Xiaoying Xu	*	—	*	*	*
Xiaolei Sun	*	—	*	*	*
Xiaobo Zhou	*	—	*	*	*
Nian Liu	*	—	*	*	*
All Directors and Executive Officers as a Group	112,817,450	801,904,979	914,722,429	25.3	73.1
Principal Shareholders:
Neptune Max Holdings Limited(1)	—	801,904,979	801,904,979	22.2	71.9
Entities affiliated with Tencent(3)	830,085,007	—	830,085,007	23.0	8.3
Investment funds affiliated with Boyu Capital(4)	470,735,258	—	470,735,258	13.0	4.7
Swiss Re Principal Investments Company Asia Pte. Ltd.(5)	206,362,384	—	206,362,384	5.7	2.1

Notes:

*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of March 31, 2025.
**

Except as indicated otherwise below, the business address of our directors and executive officers is Block C, Wangjing Science and Technology Park, No. 2 Lize Zhonger Road, Chaoyang District, Beijing, China. The business address of Mr. Kai Huang is 28/F, Tower 2, Jing An Kerry Centre, 1539 Nanjing West Road, Jing An District, Shanghai, China. The business address of Mr. Haiyang Yu is 29/F, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. The business address of Ms. Wenjie Guan is 61/F, Central Plaza, No. 18 Harbour Road, Wanchai, Hong Kong. The business address of Mr. Heping Feng is Room 1401, Beijing Mansion, 58 Dong Si Huan Zhong Road, Chaoyang District, Beijing, China. The business address of Mr. Chenyang Wei is PBC School of Finance, 43 Chengfu Road, Haidian District, Beijing, China. The business address of Mr. Chen Lin is The University of Hong Kong, Hong Kong.

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

To our knowledge and with reference to the addresses in our shareholder register, as of March 31, 2025, none of our ordinary shares are held by record holders in the United States. There may be beneficial owners of our ADSs in the United States.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Other Related Party Transactions

Transactions with Tencent Group. Tencent Group is one of our investors. We engage Weixin Pay as one of our payment processing platforms to collect payment from our insurance consumers and users on our crowdfunding platform, where Tencent Group charges service fee for each transaction occurred. For the years ended December 31, 2022, 2023 and 2024, we paid payment processing fee to Tencent Group of RMB27.8 million, RMB23.8 million and RMB22.0 million (US$3.0 million), respectively. Tencent Group also provides marketing service to us, which amounted to RMB20.7 million, RMB79.5 million and RMB5.3 million (US$0.7 million) in 2022, 2023 and 2024, respectively. In addition, Tencent Group provides cloud technology services to us, which amounted to RMB35.3 million, RMB31.4 million and RMB30.7 million (US$4.2 million) for the years ended December 31, 2022, 2023 and 2024, respectively. As of December 31, 2022, 2023 and 2024, we had amount due to Tencent Group of RMB11.6 million, RMB9.5 million and RMB10.6 million (US$1.5 million), respectively.

We provide advertising services to Tencent Group, which amounted to RMB1.0 million, RMB0.6 million and RMB1.1 million (US$0.2 million) in 2022, 2023 and 2024, respectively. We had amount due from Tencent Group of RMB357.8 thousand, RMB64.7 thousand and RMB257.4 thousand (US$35.3 thousand) as of December 31, 2022, 2023 and 2024, respectively.

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

In March 2024, our board of directors approved a special cash dividend of US$0.04 per ADS or US$0.004 per ordinary share to shareholders of record as of the close of business on April 19, 2024. The aggregate payment amounted to approximately US$14.8 million. In September 2024, our board of directors approved another special cash dividend of US$0.02 per ADS or US$0.002 per ordinary share to shareholders of record as of the close of business on November 5, 2024. The aggregate payment amounted to approximately US$7.3 million. In March 2025, our board of director approved another cash dividend of US$0.02 per ADS or US$0.002 per ordinary share, for a total amount of approximately US$7.3 million, to shareholders of record as of the close of business on April 11, 2025. The payment date is expected to be on or around April 30, 2025 for holders of ordinary shares and on or around May 2, 2025 for holders of ADSs.

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

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our register of members or our corporate records (other than our memorandum and articles of association, our register of mortgages and charges, and special resolutions passed by our shareholders). However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;
•	is not required to open its register of members for inspection;
•	does not have to hold an annual general meeting;
•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 30 years in the first instance);
•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
•	may register as a limited duration company; and
•	may register as a segregated portfolio company.

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

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement between the company and its creditors (or any class of them) or its members (or any class of them), provided that (i) any such arrangement with creditors is approved by a majority in number of the creditors (or class of creditors) with whom the arrangement is to be made, who must in addition represent 75% in value of such creditors (or class of creditors), and (ii) any such arrangement with members is approved by 75% in value of the members (or class of members) with whom the arrangement is to be made, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. Any such arrangement which is approved by such requisite majorities as aforesaid, and which is sanctioned by the Grand Court, will be binding on all the creditors (or class of creditors) or members (or class of members), as the case may be, and also on the company. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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

Restructuring. A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

(a) is or is likely to become unable to pay its debts; and

(b) intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, and any restructuring officer so appointed shall have such powers and carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court and subject to such terms as the court may impose. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

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

Payments of dividends and capital in respect of our ordinary shares and ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or the ADSs, nor will gains derived from the disposal of our ordinary shares or the ADSs be subject to Cayman Islands income or corporate tax.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder (as defined below). This summary applies only to U.S. Holders that hold the ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986 or the Code, as amended. This discussion is based upon applicable provisions of the Code, Treasury regulations promulgated thereunder, or Treasury Regulations, and pertinent judicial decisions and interpretive rulings of the Internal Revenue Service, or the IRS, all of which are subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address any considerations relating to U.S. federal estate, gift, the Medicare tax on certain net investment income, any alternative minimum tax, or any state, local and non-U.S. tax. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular U.S. Holders in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;
•	insurance companies;
•	pension plans;
•	cooperatives;
•	regulated investment companies;
•	real estate investment trusts;
•	broker-dealers;
•	traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;
•	tax-exempt entities (including private foundations);
•	holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;
•	investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
•	investors that have a functional currency other than the U.S. dollar;
•	persons holding their ADSs or ordinary shares in connection with a trade or business conducted outside the United States;
•	persons that directly, indirectly or constructively own 10% or more of our stock (by vote or value); or
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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are generally categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Although the law in this regard is not entirely clear, we treat the VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their result of operations in our consolidated U.S. GAAP financial statements.

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our ADSs, we believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2024, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2024, and we will likely be classified as a PFIC for our current taxable year ending December 31, 2025. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced rate of taxation on dividends with respect to our ADSs or ordinary shares under their particular circumstances.

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

As described in “Item 10. Additional Information—E. Taxation—Mainland China Taxation,” if we are deemed to be a mainland China resident enterprise under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or ordinary shares may be subject to mainland China income tax and will generally be U.S. source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as mainland China source income under the Treaty. If a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any mainland China tax imposed on the disposition of the ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the Treasury Regulations.

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2024, and we will likely be classified as a PFIC for our current taxable year ending December 31, 2025. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or ordinary shares under their particular circumstances.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any “excess distribution” that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable Treasury Regulations. For this purpose, our ADSs, but not our ordinary shares, are listed on the New York Stock Exchange, which is a qualified exchange. Our ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

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

To the extent that we need to convert the U.S. dollars for our operations, acquisitions, or for other uses within China, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. On the other hand, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent of our financial results, the value of your investment in the company and the dividends that we may pay in the future, if any, all of which may materially and adversely affect the prices of our ADS.

As of December 31, 2024, we had RMB-denominated cash and cash equivalents, restricted cash, short-term investments and long-term debt investments included in long-term investments of RMB1,923.9 million and U.S. dollar-denominated cash and cash equivalents, restricted cash, short-term investments and long-term debt investments included in long-term investments of US$305.3 million. Assuming we had converted RMB1,923.9 million into U.S. dollars at the exchange rate of RMB7.2993 for US$1.00 as of December 31, 2024, our U.S. dollar cash balance would have been US$568.9 million. If the Renminbi had depreciated by 10% against the U.S. dollar, our U.S. dollar-denominated cash balance would have been US$544.9 million instead. Assuming we had converted US$305.3 million into Renminbi at the exchange rate of RMB7.2993 for US$1.00 as of December 31, 2024, our RMB-denominated cash balance would have been RMB4,152.4 million. If the Renminbi had depreciated by 10% against the U.S. dollar, our RMB-denominated cash balance would have been RMB4,375.2 million instead.

Concentration of credit risk

Details of the customers accounting for 10% or more of net operating revenue are as follows, including the amount of net operating revenue and as percentages of total net operating revenue for the periods presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB in		RMB in		RMB in
	thousands	%	thousands	%	thousands	%
Customer A	320,660	11.4	*	*	*	*
Customer B	357,202	12.8	*	*	*	*

Details of the customers which accounted for 10% or more of accounts receivable and contract assets are as follows, including the amount of accounts receivable and contract assets and as percentages of total accounts receivable and contract assets for the periods presented:

	As of December 31,
	2023		2024
	RMB in		RMB in
	thousands	%	thousands	%
Customer C	168,394	12.0	*	*
Customer D	*	*	234,744	15.8

We perform ongoing credit evaluations of our customers and generally do not require collateral on accounts receivable.

Item 12.Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees

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

Fees and Other Payments Made by the Depositary to Us

The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time. Responsibility for payment of such fees, charges and reimbursements may from time to time be changed by agreement between us and the depositary. In the year ended December 31, 2024, we received payment of US$1.5 million from the depositary for our expenses incurred in connection with the establishment and maintenance of the ADR program.

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

For the period from May 6, 2021, the date that the registration statement was declared effective by the SEC, to December 31, 2024, we used all of the net proceeds from our IPO to enhance and expand our operations in healthcare service and insurance business, for research and development and general corporate purposes.

There is no material change in the use of proceeds as described in the registration statement.

Item 15.Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and head of finance, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2024. Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Based upon that evaluation, our management, with the participation of our chief executive officer and head of finance, has concluded that our disclosure controls and procedures were effective as of December 31, 2024.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, it used the criteria established within the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework). Based on this assessment, our management has concluded that, as of December 31, 2024, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. As a company with less than US$1.235 billion in revenues for fiscal year of 2024, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

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

	2023		2024

	(in thousands)
Audit fees(1)	US$	1,635	US$	1,494
All other fees(2)	US$	11	US$	—
(1)

“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2023 and 2024, the audit refers to financial audit.

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

Item 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On September 7, 2023, we announced a new share repurchase program, pursuant to which we were authorized to repurchase our own ordinary shares, in the form of ADSs, with an aggregate value of up to US$50 million during the 12-month period effective through September 6, 2024. By the completion of this share repurchase program in September 2024, we had purchased an aggregate of 11,405,423 ADSs at an aggregate consideration of US$13.7 million on the open market under this share repurchase program. On September 4, 2024, we announced a new share repurchase program, pursuant to which we were authorized to repurchase our own ordinary shares, in the form of ADSs, with an aggregate value of up to US$50 million during the 12-month period through September 9, 2025. As of March 31, 2025, we had purchased an aggregate of 3,700,252 ADSs at an aggregate consideration of US$4.6 million on the open market under this share repurchase program.

The following table sets forth information about our repurchases made in the year 2024 and the first three months of 2025 under the share repurchase programs described above.

				(d) Maximum
				Dollar Value of
			(c) Total	ADSs that May
			Number of ADSs	Yet be
			Purchased as	Purchased
			Part of Publicly	Under the Share
	(a) Total	(b) Average	Announced	Repurchase
	Number of ADSs	Price Paid per	Share Repurchase	Programs (US$ in
Period	Purchased	ADS (US$)	Programs(1)	thousands))(2)
January 1 – January 31, 2024	408,467	1.01	39,167,546	48,580
February 1 – February 28, 2024	559,628	1.10	39,727,174	47,962
March 1 – March 31, 2024	1,539,000	1.21	41,266,174	46,099
April 1 – April 30, 2024	2,212,000	1.23	43,478,174	43,388
May 1 – May 31, 2024	2,050,008	1.25	45,528,182	40,826
June 1 – June 30, 2024	2,278,006	1.25	47,806,188	37,979
July 1 – July 31, 2024	1,253,000	1.15	49,059,188	36,540
August 1 – August 31, 2024	222,436	1.05	49,281,624	36,306
September 1 – September 7, 2024	25,395	1.09	49,307,019	36,278
September 8 – September 30, 2024	175,846	1.10	49,482,865	49,806
October 1 – October 31, 2024	931,325	1.20	50,414,190	48,690
November 1 – November 30, 2024	508,803	1.13	50,922,993	48,114
December 1 – December 31, 2024	192,686	1.15	51,115,679	47,893
January 1 – January 31, 2025	551,908	1.18	51,667,587	47,241
February 1 – February 28, 2025	402,125	1.30	52,069,712	46,720
March 1 – March 31, 2025	937,559	1.41	53,007,271	45,402
Total	14,248,192	1.22	53,007,271	N/A

(1)

The total number of ADSs purchased as part of the publicly announced plans presented under this column represents the cumulative total number of ADSs repurchased pursuant to the share repurchase programs adopted on September 6, 2023 and September 4, 2024.

(2)The approximate dollar value of ADSs that may yet be purchased under the plans presented under this column for January 2024 to September 2024 refers to the approximate dollar value of ADSs that may yet be purchased under the share repurchase program announced on September 7, 2023, and the approximate dollar value of ADSs that may yet be purchased under the plans presented under this column for the other months in 2024 and for the first three months in 2025 refers to the approximate dollar value of ADSs that may yet be purchased under the share repurchase programs announced on September 4, 2024.

Item 16F.Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.Corporate Governance

As a Cayman Islands company listed on the NYSE, we are subject to the listing standards of the NYSE. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE listing standards. To the extent that we choose to follow home country practice, our shareholders may be afforded less protection than they otherwise would under the NYSE listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE listing standards.” We opt to follow home country practice with respect to the frequency of holding annual general meeting of shareholders. Section 302.00 of NYSE Listed Company Manual requires that companies listing common stock or voting preferred stock and their equivalents are required to hold an annual shareholders’ meeting for the holders of such securities during each fiscal year. Maples and Calder (Hong Kong) LLP, our Cayman Islands legal counsel, provided a letter to the NYSE certifying that under Cayman Islands law, we are not required to hold annual shareholders meetings every year. We followed home country practice and did not hold an annual meeting of shareholders in 2024. We may, however, hold annual shareholders’ meetings in the future.

We are a “controlled company” as defined under the NYSE’s corporate governance rules because Mr. Peng Shen, our chairman of the board of directors and chief executive officer, owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. Currently, we rely on the exemption with respect to the requirements that (i) a majority of our board of directors be independent directors, (ii) our nominating committee be composed entirely of independent directors, and (iii) our compensation committee be composed entirely of independent directors. We may choose to rely on additional exemptions in the future. To the extent that we choose to rely on exemptions to the NYSE’s corporate governance rules, our shareholders may not be afforded the same protection that they would otherwise enjoy under these exempted NYSE corporate governance listing standards.

Item 16H.Mine Safety Disclosure

Not applicable.

Item 16I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J.Insider Trading Policies

Our board of directors has established insider trading policies and procedures to provide guidance on the purchases, sales, and other dispositions of our securities by our directors, officers, employees and other relevant persons, with the goal of promoting compliance with applicable laws, rules, regulations and the listing standards of the NYSE relating to insider trading.

The Amended and Restated Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading is filed as Exhibit 11.2 to this annual report on Form 20-F.

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

Governance

Our nominating and corporate governance committee is responsible for overseeing our cybersecurity risk management. Our nominating and corporate governance committee shall (i) maintain oversight of the disclosure related to cybersecurity matters in periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and relevant disclosure issues, if any, presented by our chief executive officer, head of finance and the head of research and development who has over 15 years of experience as cybersecurity officer in large technology companies and extensive knowledge and skills in security product development, security risk management and security compliance, or together, the Cybersecurity Risk Management Officers, on a quarterly basis, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our Cybersecurity Risk Management Officers.

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

2.2

Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated hereby reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-255298), as amended initially filed with the Securities and Exchange Commission on April 16, 2021)

2.3

Deposit Agreement, dated May 6, 2021, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder (incorporated hereby reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-261408) filed with the Securities and Exchange Commission on November 30, 2021)

2.4

Fifth Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated November 20, 2020 (incorporated hereby reference to Exhibit 2.4 to the Form 20-F (File No. 001-40376) filed with the Securities and Exchange Commission on April 25, 2024)

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

4.26

English translation of the executed form of the Spousal Consent Letter granted by the spouse of each shareholder of Zhuiqiu Jizhi, as currently in effect, and a schedule of all executed Spousal Consent Letters adopting the same form (incorporated hereby reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.27

English translation of the Exclusive Business Cooperation Agreement between Waterdrop Technology and Guangmu Weichen dated December 8, 2021 (incorporated hereby reference to Exhibit 4.27 to the Form 20-F (File No. 001-40376) filed with the Securities and Exchange Commission on April 28, 2022)

4.28

English translation of the Exclusive Option Agreement among Waterdrop Technology, Guangmu Weichen and shareholders of Guangmu Weichen dated December 8, 2021 (incorporated hereby reference to Exhibit 4.28 to the Form 20-F (File No. 001-40376) filed with the Securities and Exchange Commission on April 28, 2022)

4.29

English translation of the Equity Interest Pledge Agreement among Waterdrop Technology, Guangmu Weichen and shareholders of Guangmu Weichen dated December 8, 2021 (incorporated hereby reference to Exhibit 4.29 to the Form 20-F (File No. 001-40376) filed with the Securities and Exchange Commission on April 28, 2022)

4.30

English translation of the Powers of Attorney granted by Ms. Xiaolei Sun dated December 8, 2021 (incorporated hereby reference to Exhibit 4.30 to the Form 20-F (File No. 001-40376) filed with the Securities and Exchange Commission on April 28, 2022)

4.31

English translation of the Powers of Attorney granted by Ms. Nian Liu dated December 8, 2021 (incorporated hereby reference to Exhibit 4.31 to the Form 20-F (File No. 001-40376) filed with the Securities and Exchange Commission on April 28, 2022)

4.32

English translation of the Spousal Consent Letter granted by the spouse of Ms. Nian Liu dated December 8, 2021 (incorporated hereby reference to Exhibit 4.32 to the Form 20-F (File No. 001-40376) filed with the Securities and Exchange Commission on April 28, 2022)

4.33†

English translation of the Share Transfer Agreement among Zongqing Xiangqian and shareholders of Shenzhen Cunzhen Qiushi Technology Co., Ltd. dated June 9, 2023 (incorporated hereby reference to Exhibit 4.33 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 25, 2024)

4.34*	English translation of the Loan Agreement among Waterdrop Technology and the shareholder of Shuidi Hubao dated June 3, 2024

8.1*	List of Significant Subsidiaries of the Registrant and VIEs

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated hereby reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

11.2*	Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading of the Registrant

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm

15.2*	Consent of Han Kun Law Offices

Exhibit Number	Description of Document
97.1

Clawback Policy of the Registrant (incorporated hereby reference to Exhibit 97.1 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 25, 2024)

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

Date: April 25, 2025

WATERDROP INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF WATERDROP INC.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Waterdrop Inc. and subsidiaries (the “Company”) as of December 31, 2023 and 2024, the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes and the financial statement schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Beijing, the People’s Republic of China
April 25, 2025

We have served as the Company’s auditor since 2020.

WATERDROP INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2023	2024
	RMB	RMB	US$
			(Note 2)
Assets
Current assets
Cash and cash equivalents	396,905	986,323	135,126
Restricted cash	577,121	520,588	71,320
Short-term investments	2,996,527	1,612,619	220,928
Accounts receivable, net of allowance of RMB19,263 and RMB28,772 (US$3,942) as of December 31, 2023 and 2024, respectively	693,110	716,206	98,120
Current contract assets	572,871	619,436	84,862
Amount due from related parties	65	257	35
Prepaid expense and other assets	189,846	182,641	25,020
Total current assets	5,426,445	4,638,070	635,411
Non-current assets
Non-current contract assets	134,383	153,749	21,064
Property, equipment and software, net	33,878	240,024	32,883
Intangible assets, net	177,407	153,011	20,962
Long-term investments	211,758	1,114,160	152,639
Right of use assets, net	59,851	46,872	6,421
Deferred tax assets	24,190	27,028	3,703
Goodwill	80,751	80,751	11,063
Total non-current assets	722,218	1,815,595	248,735
Total assets	6,148,663	6,453,665	884,146

The accompanying notes are an integral part of these consolidated financial statements.

WATERDROP INC.

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2023	2024
	RMB	RMB	US$
			(Note 2)
Liabilities and Shareholders’ Equity
Current liabilities
Amount due to related parties (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB nil and RMB 253 as of December 31, 2023 and 2024, respectively)	9,509	10,616	1,454
Insurance premium payables (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB591,953 and RMB537,344 as of December 31, 2023 and 2024, respectively)	591,953	537,344	73,616
Accrued expenses and other current liabilities (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB490,698 and RMB534,932 as of December 31, 2023 and 2024, respectively)	597,684	704,035	96,452
Short-term loans	137,557	198,373	27,177
Current lease liabilities (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB10,114 and RMB13,232 as of December 31, 2023 and 2024, respectively)	32,908	34,573	4,736
Total current liabilities	1,369,611	1,484,941	203,435
Non-current liabilities
Non-current lease liabilities (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB3,626 and RMB6,247 as of December 31, 2023 and 2024, respectively)	27,293	10,971	1,503
Deferred tax liabilities (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB72,880 and RMB83,760 as of December 31, 2023 and 2024, respectively)	73,305	84,185	11,533
Total non-current liabilities	100,598	95,156	13,036
Total liabilities	1,470,209	1,580,097	216,471
Commitments and contingencies (Note 21)
Mezzanine Equity
Redeemable non-controlling interests	92,760	76,133	10,430
Shareholders’ equity
Ordinary shares (US$0.000005 par value; 10,000,000,000 shares authorized, 8,900,000,000 Class A ordinary shares authorized, 3,282,256,521 Class A ordinary shares issued, 2,899,717,031 and 2,822,868,761 Class A ordinary shares outstanding as of December 31, 2023 and 2024, respectively; 1,000,000,000 Class B ordinary shares authorized, 801,904,979 Class B ordinary shares issued and outstanding as of December 31, 2023 and 2024)	139	139	19
Treasury stock	(12)	(15)	(2)
Additional paid-in capital	7,003,423	6,832,214	936,009
Accumulated other comprehensive income	144,107	159,550	21,858
Accumulated deficit	(2,561,963)	(2,194,453)	(300,639)
Total shareholders’ equity	4,585,694	4,797,435	657,245
Total liabilities, mezzanine equity and shareholders’ equity	6,148,663	6,453,665	884,146

The accompanying notes are an integral part of these consolidated financial statements.

WATERDROP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data, or otherwise noted)

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				(Note 2)
Operating revenue, net	2,801,768	2,630,707	2,771,821	379,738
Operating costs and expenses
Operating costs	(1,019,362)	(1,195,544)	(1,314,740)	(180,119)
Sales and marketing expenses	(624,478)	(740,451)	(694,769)	(95,183)
General and administrative expenses	(388,651)	(402,395)	(367,652)	(50,368)
Research and development expenses	(291,290)	(299,060)	(216,502)	(29,661)
Total operating costs and expenses	(2,323,781)	(2,637,450)	(2,593,663)	(355,331)
Operating profit/(loss)	477,987	(6,743)	178,158	24,407
Other income
Interest income	81,713	136,043	149,121	20,429
Foreign currency exchange gain	4,064	4,342	8,016	1,098
Others, net	66,929	30,598	25,295	3,465
Profit before income tax	630,693	164,240	360,590	49,399
Income tax expense	(22,976)	(555)	(9,707)	(1,330)
Net profit	607,717	163,685	350,883	48,069
Net loss attributable to mezzanine equity classified as non-controlling interests shareholders	—	(3,536)	(16,627)	(2,278)
Net profit attributable to ordinary shareholders	607,717	167,221	367,510	50,347
Other comprehensive income
Foreign currency translation adjustment	129,563	37,413	44,773	6,134
Unrealized gains/(loss) on available for sale investments, net of tax	174	(1,551)	(29,330)	(4,018)
Total comprehensive income	737,454	199,547	366,326	50,185
Total comprehensive loss attributable to mezzanine equity classified as non-controlling interests shareholders	—	(3,536)	(16,627)	(2,278)
Total comprehensive income attributable to ordinary shareholders	737,454	203,083	382,953	52,463
Weighted average number of ordinary shares used in computing net profit per share
Basic	3,921,388,720	3,769,679,736	3,650,504,339	3,650,504,339
Diluted	4,022,467,160	3,880,861,496	3,719,776,955	3,719,776,955
Net profit per share attributable to ordinary shareholders
Basic	0.15	0.04	0.10	0.01
Diluted	0.15	0.04	0.10	0.01

The accompanying notes are an integral part of these consolidated financial statements.

WATERDROP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data, or otherwise noted)

							Accumulated
						Additional	other		Total
	Ordinary shares			Treasury stock		paid-in	comprehensive	Accumulated	shareholders’
	Number	Amount		Number	Amount	capital	income/(loss)	deficit	equity
		RMB			RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2022	3,956,407,840	134		(13,606,230)	—	7,329,420	(21,492)	(3,334,636)	3,973,426
Share-based payment compensation	—	—		—	—	112,026	—	—	112,026
Share repurchase	—	—		(70,748,340)	(3)	(67,019)	—	—	(67,022)
Exercise of share options and restricted share units vested (Note 17)	37,892,390	1		—	—	10,243	—	—	10,244
Net profit for the year	—	—		—	—	—	—	607,717	607,717
Other comprehensive income	—	—		—	—	—	129,737	—	129,737
Balance at December 31, 2022	3,994,300,230	135		(84,354,570)	(3)	7,384,670	108,245	(2,726,919)	4,766,128
Cumulative effect of change in accounting principle	—	—		—	—	—	—	(2,265)	(2,265)
Share-based payment compensation	—	—		—	—	133,869	—	—	133,869
Share repurchase	—	—		(303,236,220)	(10)	(526,015)	—	—	(526,025)
Exercise of share options and restricted share units vested (Note 17)	66,877,290	4		28,035,280	1	10,899	—	—	10,904
Net profit attributable to ordinary shareholders	—	—		—	—	—	—	167,221	167,221
Other comprehensive income	—	—		—	—	—	35,862	—	35,862
Balance at December 31, 2023	4,061,177,520	139		(359,555,510)	(12)	7,003,423	144,107	(2,561,963)	4,585,694
Share-based payment compensation	—	—		—	—	86,872	—	—	86,872
Share repurchase	—	—		(123,566,000)	(4)	(106,975)	—	—	(106,979)
Dividends (Note 18)	—	—		—	—	(158,671)	—	—	(158,671)
Exercise of share options and restricted share units vested (Note 17)	262,500	—	*	46,455,230	1	7,565	—	—	7,566
Net profit attributable to ordinary shareholders	—	—		—	—	—	—	367,510	367,510
Other comprehensive income	—	—		—	—	—	15,443	—	15,443
Balance at December 31, 2024	4,061,440,020	139		(436,666,280)	(15)	6,832,214	159,550	(2,194,453)	4,797,435

* Absolute amount is less than RMB1 thousand.

The accompanying notes form an integral part of these consolidated financial statements.

WATERDROP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				(Note 2)
Cash flows from operating activities:
Net profit	607,717	163,685	350,883	48,069
Adjustments to reconcile net profit to net cash used in operating activities:
Depreciation of property, equipment and software	22,837	13,417	11,442	1,568
Amortization of intangible assets	139	138	128	18
Share-based compensation expense	112,026	133,869	86,872	11,901
Loss from disposal of property and equipment	1,378	1,560	662	91
Loss from disposals of subsidiaries	—	2,169	—	—
Loss from early termination of lease	2,173	—	384	53
Allowance for doubtful debts	23,501	9,635	12,623	1,729
Impairment loss	372	3,124	24,268	3,325
Interest income	(6,045)	(19,842)	(17,029)	(2,333)
Foreign exchange gain	(4,064)	(4,342)	(8,016)	(1,098)
Changes in operating assets and liabilities:
Accounts receivable	(42,819)	20,254	(35,131)	(4,813)
Contract assets	39,824	(99,881)	(66,155)	(9,063)
Prepaid expense and other assets	85,101	149,944	16,164	2,215
Amount due from/to related parties	(8,205)	(1,751)	915	125
Deferred revenue	(803)	—	—	—
Insurance premium payables	(168,367)	75,292	(54,609)	(7,481)
Deferred tax assets	5,674	(15,495)	(2,838)	(389)
Deferred tax liabilities	16,152	13,352	10,880	1,491
Accrued expenses and other current liabilities	85,024	(43,542)	107,867	14,778
Right of use assets, net	28,615	(36,716)	3,461	474
Operating lease liabilities	(34,525)	41,646	(5,521)	(756)
Net cash provided by operating activities	765,705	406,516	437,250	59,904
Cash flows from investing activities:
Purchase of property, equipment and software	(11,884)	(13,522)	(218,415)	(29,923)
Disposal of property, equipment and software	902	227	164	22
Purchase of short-term investments	(17,083,380)	(11,445,715)	(6,441,705)	(882,510)
Proceeds from maturity of short-term investments	17,023,969	10,683,916	7,891,955	1,081,193
Prepaid investments	(69,426)	—	—	—
Purchase of long-term investments	—	(200,668)	(1,012,319)	(138,687)
Proceeds from early redemption of long-term investments	—	—	71,957	9,858
Acquisitions of subsidiaries, net of cash acquired	—	(195,905)	—	—
Disposal of subsidiaries, net of cash disposed	—	(1,293)	—	—
Net cash (used in)/provided by investing activities	(139,819)	(1,172,960)	291,637	39,953

The accompanying notes form an integral part of these consolidated financial statements.

WATERDROP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				(Note 2)
Cash flows from financing activities:
Dividend to shareholders	—	—	(158,671)	(21,738)
Proceeds from short-term loans	—	167,196	246,942	33,831
Repayment of short-term loans	—	(30,100)	(187,096)	(25,632)
Proceeds from exercise of share option	9,729	11,710	7,225	990
Payment for share repurchase	(67,022)	(526,025)	(106,979)	(14,656)
Principal payments under finance lease obligation	(164)	(19)	—	—
Net cash used in financing activities	(57,457)	(377,238)	(198,579)	(27,205)
Effect of exchange rate changes on cash and cash equivalents	37,723	26,173	2,577	353
Net increase/(decrease) in cash and cash equivalents and restricted cash	606,152	(1,117,509)	532,885	73,005
Total cash and cash equivalents and restricted cash at beginning of year	1,485,383	2,091,535	974,026	133,441
Total cash and cash equivalents and restricted cash at end of year	2,091,535	974,026	1,506,911	206,446
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	1,574,171	396,905	986,323	135,126
Restricted cash	517,364	577,121	520,588	71,320
Total cash and cash equivalents and restricted cash at end of year	2,091,535	974,026	1,506,911	206,446
Supplemental disclosure of cash flow information
Cash paid for income tax	1,701	1,281	1,993	273
Cash paid for interest	—	236	1,882	258
Supplemental disclosure of non-cash investing and financing activities
Accrued expenses and other current liabilities related to purchase of property and equipment	38	—	—	—

The accompanying notes form an integral part of these consolidated financial statements.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

1.	Principal activities and reorganization

(a)History and Reorganization

Waterdrop Inc. (“Waterdrop” or the “Company”) was incorporated in May 2018 under the laws of the Cayman Islands. The Company, its subsidiaries, its consolidated variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively referred to as the “Group”) primarily provide online insurance brokerage services to match and connect users with relevant insurance products underwritten by insurance companies in the People’s Republic of China (“PRC”). The Group also operates a medical crowdfunding platform and a clinical trial patient recruitment platform.

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

The WFOE entered into a series of contractual arrangements (see Note 2(c)) in November 2018 with Zongqing Xiangqian and Shuidi Hubao and their respective shareholders. In July 2019, the WFOE further entered into a series of contractual arrangements (see Note 2(c)) with Shuidi Hulian and their respective shareholders. The series of contractual agreements include a power of attorney, an exclusive call option agreement, an equity pledge agreement, an exclusive business cooperation agreement, and a spouse consent agreement. The Group believes that these contractual agreements would enable the WFOE to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs and their subsidiaries and (2) receive the economic benefits of the VIEs and their subsidiaries that could be significant to them. Accordingly, the Group believes that the WFOE is the primary beneficiary of the VIEs and their subsidiaries.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

1.Principal activities and reorganization (continued)

(a)History and Reorganization (continued)

As of December 31, 2024, the Company’s major subsidiaries, consolidated VIEs and principal subsidiary of VIEs are as follows:

			Percentage
			Of Direct
	Date of	Place of	or Indirect
	Incorporation/	Incorporation/	Economic
Name of Company	Establishment	Establishment	Interest	Principal Activities
Principal Subsidiaries
Waterdrop Group HK Limited (“Waterdrop HK”)	May 31, 2018	Hong Kong	100%	Investment holding
Waterdrop Technology	October 17, 2018	Chinese mainland	100%	Research and development service for the Group
VIEs and their principal subsidiaries
Zongqing Xiangqian	August 2, 2013	Chinese mainland	100%	Operating management service for the Group
Shuidi Hubao	December 12, 2016	Chinese mainland	100%	Medical crowdfunding platform services
Shuidi Hulian	December 12, 2016	Chinese mainland	100%	Technical service
Shuidi Insurance Brokerage Co., Ltd	October 19, 2012	Chinese mainland	100%	Insurance brokerage services
Beijing Yifan Fengshun Medical Technology Co., Ltd	December 18, 2020	Chinese mainland	100%	Digital clinical trial solution

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.Summary of Significant Accounting Policies

(a)Basis of Presentation

The Group’s consolidated financial statements as of December 31, 2023 and 2024 and during the years ended December 31, 2022, 2023 and 2024 are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and related disclosures. Actual results may differ from those estimates. Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

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

Exclusive Business Cooperation Agreements:

Pursuant to the exclusive business cooperation agreement entered into by the WFOE and the VIEs, the WFOE provides exclusive technical support and consulting services in return for fees based on 100% of the VIEs’ total consolidated profit, which is adjustable at the sole discretion of the WFOE.

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

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.Summary of Significant Accounting Policies (continued)

(c)Basis of Consolidation (continued)

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and their subsidiaries, which are included in the Group’s consolidated financial statements. Transactions between the VIEs and their subsidiaries are eliminated in the balances presented below:

	As of December 31,
	2023	2024
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	119,319	210,351
Restricted cash	577,121	520,588
Short-term investments	558,299	170,339
Accounts receivable, net of allowance of RMB19,140 and RMB28,404 (US$3,891) as of December 31, 2023 and 2024, respectively	570,942	537,848
Current contract assets	570,621	614,036
Other current assets	151,491	129,909
Total current assets	2,547,793	2,183,071
Non-current assets
Non-current contract assets	133,318	149,855
Intangible assets, net	174,113	149,846
Deferred tax assets	24,190	27,028
Goodwill	80,751	80,751
Other non-current assets	32,438	39,426
Total non-current assets	444,810	446,906
Total assets	2,992,603	2,629,977
LIABILITIES
Current liabilities
Insurance premium payables	591,953	537,344
Accrued expenses and other current liabilities	490,698	534,932
Amount due to related parties	—	253
Current lease liabilities	10,114	13,232
Total current liabilities	1,092,765	1,085,761
Total non-current liabilities	76,506	90,007
Total liabilities	1,169,271	1,175,768

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Operating revenue, net	2,623,738	2,331,678	2,312,629
Net income	1,210,591	697,935	676,950
Net cash provided by operating activities	1,285,615	804,351	682,317
Net cash provided by/(used in) investing activities	347,543	(681,995)	380,895
Net cash used in financing activities	—	—	—

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

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.Summary of Significant Accounting Policies (continued)

(c)Basis of Consolidation (continued)

Mutual Aid Platform

The Group terminated its Waterdrop Mutual Aid business at the end of March 2021. Contributions from patients were not recorded in the Group’s consolidated balance sheets as they were maintained in a custodian account, separated from the Group’s own bank accounts and could not be used for any other purpose other than to reimburse the related medical expenses of the participants.

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

(d)Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates reflected in the Group’s financial statements are estimates and judgments applied in the revenue recognition, determination of the stand-alone selling price of performance obligations, realization of deferred tax assets, allowance for doubtful account including expected credit losses, assessment for impairment of intangible assets, goodwill, and other long-lived assets, valuation of acquired identifiable assets, valuation of redeemable non-controlling interests and valuation of share-based compensation arrangements. Actual results could differ from such estimates.

(e)Comprehensive Income and Foreign Currency Translation

The Group’s operating results are reported in the consolidated statements of comprehensive income and consist of two components: net profit and other comprehensive income (“OCI”). The Group’s OCI is comprised of gains and losses resulting from translating foreign currency financial statements of entities, of which the functional currency is other than the RMB which is the reporting currency of the Group, and unrealized gains and losses from available for sale investments, net of related income taxes, where applicable. Such subsidiaries’ assets and liabilities are translated into RMB at period-end exchange rates, and revenues and expenses are translated at the average exchange rates prevailing during the period. Adjustments that result from translating amounts from a subsidiary’s functional currency to the RMB (as described above) are reported net of tax, where applicable, in accumulated OCI in the consolidated balance sheets.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.Summary of Significant Accounting Policies (continued)

(f)Convenience Translation

The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars (“US$” or “USD”) using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders’ deficit and cash flows from RMB into USD as of and for the year ended December 31, 2024 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.2993, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or at any other rate.

(g)Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which have original maturities less than three months. The Group considers all highly liquid investments with stated maturity dates of three months or less from the date of purchase to be cash equivalents.

(h)Restricted Cash

Restricted cash mostly include premiums received from certain insured collected by the Group in a fiduciary capacity until disbursed to the appropriate insurance companies and amounted to RMB561,798 and RMB491,828 as of December 31, 2023 and 2024. Restricted cash also included guarantee deposits required by China Banking and Insurance Regulatory Commission in order to protect from insurance premium appropriation by the insurance broker and guarantee deposit related to foreign exchange settlement contracts.

(i)Short-term Investments

i.Investment – Debt Securities

Short-term investments mainly include structured deposits, time deposits and other wealth management products.

Structured deposits are certain deposits with variable interest rates indexed to performance of underlying assets, which contain an embedded derivatives component. The Group elects the fair value option to record wealth management products with variable interest rates and deposits indexed to foreign exchange or gold price with maturities less than one year at fair value in accordance with ASC 825 Financial Instruments. Changes in the fair value is recorded under “Interest income” in the consolidated statements of comprehensive income.

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

Investment products not classified as trading securities or as held-to-maturity are classified as available-for-sale debt securities, which are reported at fair value, with unrealized gains and losses recorded in “accumulated other comprehensive income”. Realized gains or losses are recorded under “Interest income” in the consolidated statements of comprehensive income during the period in which the gains or losses are realized.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.Summary of Significant Accounting Policies (continued)

(i)Short-term Investments (continued)

ii.Investment - Equity Securities

The Group bought and held equity investment in dollar funds principally for the purpose of selling them in the near term. These equity securities are accounted for under the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment. The change in fair value is recorded under “Others, net” in the consolidated statements of comprehensive income.

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

Accounts receivable are recognized and carried at the original invoiced amount less an allowance for credit losses. The Group maintains an allowance for credit losses in accordance with ASC Topic 326, Credit Losses (“ASC 326”) and records the allowance for credit losses as an offset to accounts receivable and contract assets, and the estimated credit losses charged to the allowance is recorded under “General and administrative expense” in the consolidated statements of comprehensive income. The Group assesses collectability by reviewing accounts receivable and contract assets on a collective basis where similar characteristics exist, primarily based on similar business lines, services offerings and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on past due status, the age of the accounts receivable balances and contract assets balances, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customers.

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

The Group’s financial instruments consist primarily of cash and cash equivalents, restricted cash, available for sale investments, held-to-maturity investments, fair value option investments, accounts receivable, other receivables, insurance premium payables, other current liabilities, short-term loans and amounts due from/to related parties. As of December 31, 2023 and 2024, the carrying values of cash and cash equivalents, restricted cash, held-to-maturity investments classified as short-term investments, accounts receivable, other receivable, insurance premium payables, other current liabilities, short-term loans and amount due from/to related parties approximated their fair values due to the short term maturities of those instruments. Available-for-sale investments and fair value option investments are recorded at fair value in the consolidated financial statements. The fair values of the Group’s held-to-maturity investments classified as long-term investments are determined based on the discounted cash flow model using the discount curve of market interest rates. The Group considers the carrying value of investments classified as held-to-maturity approximate to their fair value.

(m)	Property, Equipment and Software, Net

Property, equipment and software are stated at cost. Depreciation is calculated using the straight line method over the following estimated useful lives, taking into account the residual value, if any. The table below sets forth the estimated useful life and residual value:

Category	Estimated useful life	Residual value
Office furniture and equipment	5 years	5%
Computer and electronic equipment	3 years	5%
Leasehold improvements	shorter of remaining lease period and estimated useful life	Nil
Software	10 years	Nil
Office buildings	25 years	5%

(n)	Intangible Assets, Net

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

Impairment loss for intangible assets were RMB nil, RMB nil and RMB24,268 for the years ended December 31, 2022, 2023 and 2024, respectively.

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

The Group performs the quantitative impairment test by comparing the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, the amount by which the carrying amount exceeds the reporting unit’s fair value is recognized as impairment. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, allocation of assets, liabilities and goodwill to reporting units, and determination of the fair value of each reporting unit. No impairment loss of goodwill was recorded for the years ended December 31, 2022, 2023 and 2024.

For the years ended December 31, 2022, 2023 and 2024, the changes in the carrying amount of goodwill by segment are as follows:

	Insurance	Others	Total
	RMB	RMB	RMB
Balances at January 1, 2022	1,248	2,172	3,420
Additions	—	—	—
Balances at December 31, 2022	1,248	2,172	3,420
Additions	77,331	—	77,331
Balances at December 31, 2023	78,579	2,172	80,751
Additions	—	—	—
Balances at December 31, 2024	78,579	2,172	80,751

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

(p)Business combinations and non-controlling interests (continued)

The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 “Business Combinations.” The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers, liabilities incurred by the Group and equity instruments issued by the Group. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the acquisition date amounts of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the acquisition date amounts of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statement of comprehensive income. During the measurement period, which can be up to one year from the acquisition date, the Group may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Subsequent to the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any further adjustments are recorded in the consolidated statement of comprehensive (loss)/income.

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

Net loss attributable to mezzanine equity holders is excluded from the consolidated statements of changes in shareholders’ equity. During the years ended December 31, 2022, 2023 and 2024, net loss attributable to mezzanine equity holders amounted to RMB nil, RMB3,536 and RMB16,627, respectively. The cumulative results of operations attributable to noncontrolling interests, along with adjustments for impairment loss for intangible assets acquired, are also recorded as mezzanine equity on the Company’s consolidated balance sheets.

The following table provides details of the redeemable non-controlling interest activity for the year ended December 31, 2023 and 2024:

	2023	2024
	RMB	RMB
Balance as of January 1	—	92,760
Acquisition of redeemable non-controlling interest	96,296	—
Net loss attributable to mezzanine equity classified as non-controlling interest	(3,536)	(16,627)
Balance as of December 31	92,760	76,133

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)
(q)	Asset Acquisition

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

The Group’s long-term investments consist of equity securities without readily determinable fair value, long-term held-to-maturity investments, and available-for-sale investments.

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

Long-term held-to-maturity investments are mainly callable fixed rate notes. Investments are classified as held-to-maturity when the Group has the positive intent and ability to hold the securities to maturity, and are recorded at amortized cost less an allowance for credit losses. The original maturities of the long-term investments are more than one year but within five years.

iii.	Available-for-sale investments

The Group holds marketable U.S. government treasury bonds with fixed rate and original maturities up to 20 years, which are classified as available-for-sale investment as the Group doesn’t have the positive intent to hold the securities to maturity. The available-for-sale investments are reported at fair value with unrealized gains and losses included in “accumulated other comprehensive income”.

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

The Group displays advertisements for certain companies on its various website channels and mobile apps and earns marketing service revenue mainly based on the number of articles published and the number of advertisements disclosed. The marketing service revenue is recorded at a point in time when the advertisement has been displayed.

The Group also provides risk management services to certain insurance companies whereby customers are charged based on standard unit prices and service volumes rendered during the period. Risk management service is recognized during the period when the risk management service is delivered.

Crowdfunding service fees

The Group’s crowdfunding services primarily consist of providing technical and internet support, managing and reviewing the crowdfunding campaigns and facilitating the collection and transfer of funds to the patients. Starting in April, 2022, the Group charged a crowdfunding service fee calculated as a fixed percentage of the funds raised for a single campaign and which is payable to the Group only upon the successful withdrawal of the funds by the patient. The Group determined that the transaction price represented variable consideration in its entirety and related specifically to the Group’s efforts to perform and transfer the funds to the patients. Therefore, the Group recognizes the related revenues when the funds are successfully withdrawn.

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

Other Revenues

Other revenues mainly include digital multichannel marketing solution income and commission revenue from online sale of health products and membership fee from Waterdrop Medicine. The Group provides comprehensive digital marketing solutions around the whole life cycle of products through integrated services such as patient screening, medication management, doctor-patient services, innovative payment methods, and channel marketing to customers that mainly include life science and healthcare companies. Revenue related to digital multichannel marketing solution is recognized over the contract period. The Group’s performance obligation under online sale of health products and membership fee from Waterdrop Medicine is to arrange for the provision of the specified goods or services by those third-party merchants. Revenue is recognized for the net amount of consideration the Group is entitled to retain in exchange for its services at a point in time upon successful sales. The Group recognized the membership fee ratably over the membership period.

Disaggregation of revenues

The following table provides further disaggregation by types and timing of revenues recognized:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Operating revenue
Insurance brokerage income
Short-term insurance brokerage income	1,628,902	1,381,855	1,309,432
Long-term insurance brokerage income	714,426	823,305	1,013,406
Subtotal	2,343,328	2,205,160	2,322,838
Technical service income	215,832	135,755	40,939
Crowdfunding service fees	155,803	162,683	267,650
Digital clinical trial solution income	59,456	100,496	91,066
Other revenues	27,349	26,613	49,328
Total	2,801,768	2,630,707	2,771,821

Refund liabilities

Refund liabilities are recognized for the estimated amounts of insurance brokerage service fees and technical service fees which are received but are expected to be refunded. The consideration received but not expected to be entitled to earn is not included in the transaction price, because it will be refunded to customers. The refund liabilities are remeasured at each reporting date to reflect changes in the estimate, with a corresponding adjustment to revenue. The Group is expected to refund back to its customers if the retention rate for a certain period does not reach a predetermined percentage.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)
(u)	Revenue recognition (continued)

Value Added Tax

The Group is subject to Value Added Taxes (“VAT”) at the rate of 3% or 6%, depending on whether the entity is a general tax payer or small scale tax payer, and the related surcharges on revenue generated from providing services. VAT are reported as a deduction to revenue when incurred and amounted to RMB257,154, RMB187,863 and RMB193,377 for the years ended December 31, 2022, 2023 and 2024, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expenses and other current liabilities on the consolidated balance sheets.

Value added tax recoverable represents amounts paid by the Group for purchases. The amounts were recorded as current assets considering they are expected to be deducted from future value added tax payables arising on the Group’s revenues which it expects to generate in the future.

Contract assets

The contract asset balance as of December 31, 2023 and 2024 includes immaterial adjustment to the estimate of the transaction price for performance obligation satisfied during the years ended December 31, 2022 and 2023.

Contract assets as of December 31, 2023 and 2024 are as follows:

	December 31,	December 31,
	2023	2024
	RMB	RMB
Contract assets	707,636	773,790
Less: Allowance for uncollectible accounts	(382)	(605)
Total	707,254	773,185

The movements in the allowance for uncollectible accounts are as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Balance at beginning of year	—	(382)
Impact of adoption of ASC 326	(185)	—
Addition	(197)	(223)
Balance at end of the year	(382)	(605)

(v)	Operating cost

Operating costs primarily consist of (i) payroll and related expenses for insurance agents, consultants and customer service personnel, (ii) transaction fees charged by third-party payment platforms related to insurance brokerage service, (iii) costs of referral and service fees, (iv) charges for the usage of the server and cloud service incurred for operational support of the platforms, and the associated expenses of facilities and equipment, such as depreciation expenses, rental and others attributed to the Group’s principal operations, (v) cost for digital clinical trial solution consultants team and (vi) cost for the crowdfunding consultants team and cost related to the information review and investigation of medical crowdfunding campaigns.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)
(w)	Sales and Marketing Expenses

Sales and marketing expenses primarily consist of (i) marketing expenses for user acquisition and brand building, (ii) payroll and related expenses for employees involved in selling and marketing functions, (iii) outsourced sales and marketing service fees to third parties, as well as (iv) the associated expenses of facilities and equipment, such as depreciation expenses, rental and others.

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

(z)	Net Profit Per Share

Basic net profit per ordinary share is computed by dividing net profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

For the calculation of diluted net profit per share, the weighted average number of ordinary shares is adjusted by the effect of dilutive potential ordinary shares, including unvested RSUs and ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method. The effect mentioned above is not included in the calculation of the diluted profit per share when inclusion of such effect would be anti-dilutive.

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

The Group has made an accounting policy election to exempt leases with an initial term of 12 months or less without a purchase option that is likely to be exercised from being recognized on the balance sheets. Payments related to those leases continue to be recognized in the consolidated statements of comprehensive on a straight-line basis over the lease term.

(bb) Short-term loans

Short-term loans represent the Group’s borrowings from commercial banks for the Group’s working capital. Short-term loans include borrowings with maturity terms shorter than one year.

(cc) Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer.

Prior to the second quarter of 2023, the Group operated and managed its business as a single segment. Starting from the second quarter of 2023, the Group’s CODM started to manage the business, assess the performance and allocate resources under the new operating segment structure. Operating segments are aggregated based on their similar economic characteristics, types of customers, types of services and products provided, the regulatory environments in which they operate and their management and reporting structure. Therefore, the Group organized and reported its business in the following reportable segments:(1) Insurance, which mainly includes insurance brokerage service and technical service; and (2) Crowdfunding, which mainly includes crowdfunding service. The remaining operating segments are combined into the “Others” category, which do not individually or in the aggregate meet the quantitative and qualitative thresholds to be individually reportable and are aggregated.

These changes align with the manner in which the Group’s CODM uses financial information to evaluate the performance of, and to allocate resources to, each of the segments.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)

(dd) Significant Risk and Uncertainties

Currency Risk

The RMB is not a freely convertible currency. The value of RMB is subject to changes in central government policies and international economic and political developments that affect supply and demand in the China Foreign Exchange Trading System market. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The Group’s cash and cash equivalents, restricted cash, short-term investments and long-term debt investments included in long-term investments denominated in RMB that are subject to such government policies amounted to RMB2,863.5 million, and RMB1,923.9 million, representing 69.02% and 45.91% of total corresponding assets as of December 31, 2023 and 2024, respectively.

Concentration of Credit Risk

Details of the customers accounting for 10% or more of operating revenue, net are as follows:

	Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	%
Customer A	320,660	11.44%	*	*	*	*
Customer B	357,202	12.75%	*	*	*	*

Details of the customers which accounted for 10% or more of accounts receivable and contract assets are as follows:

	As of December 31,
	2023		2024
	RMB	%	RMB	%
Customer C	168,394	12.02%	*	*
Customer D	*	*	234,744	15.76%

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

(ee) Recent Accounting Pronouncements adopted

In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which focuses on improving reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. A public entity shall disclose for each reportable segment the significant expense categories and amounts that are regularly provided to the CODM and included in reported segment profit or loss. ASU 2023-07 also requires public entities to provide interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Entities are permitted to disclose more than one measure of a segment’s profit or loss if such measures are used by the CODM to allocate resources and assess performance, as long as at least one of those measures is determined in a way that is most consistent with the measurement principles used to measure the corresponding amounts in the consolidated financial statements. ASU 2023-07 is applied retrospectively to all periods presented in financial statements, unless it is impracticable. This update was effective for the Group’s fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The adoption of ASU 2023-07 modified the Company’s disclosures in its Consolidated Financial Statements. See Note 12, Segment Information, for more details.

(ff) Recent Accounting Pronouncements not yet adopted

In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09, Income Taxes (Topic 740) Improvements to Income Tax Disclosures amending existing income tax disclosure guidance, primarily requiring more detailed disclosure for income taxes paid and the effective tax rate reconciliation. The ASU is effective for annual reporting periods beginning after December 15, 2024, with early adoption permitted and can be applied on either a prospective or retroactive basis. The Company is currently evaluating the ASU to determine its impact on our disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) amending existing income statement disclosure guidance, primarily requiring more detailed disclosure for expenses. The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The amendments can be applied on either a prospective or retroactive basis. The Company is currently evaluating the ASU to determine its impact on our disclosures.

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

Results of operations attributable to the acquisition of Shenlanbao and pro forma results of operations for the acquisition of Shenlanbao have not been presented because they are not material to the consolidated statements of comprehensive income for the years ended December 31, 2022 and 2023.

On March 24, 2025, in order to strengthen synergies between the Group and Shenlanbao, the Group entered into a new share purchase agreement with all non-controlling shareholders of Shenlanbao to acquire all the remaining equity interests in Shenlanbao at a total consideration of RMB7.1 million. Substantial closing conditions included in the new agreement have not been met as of the date of this report. Once completed, the transaction will be treated as an equity transaction and the difference between the consideration paid and the carrying amount of the redeemable non-controlling interest will be recognized directly in equity.

Disposal of subsidiaries

In October 2023, pursuant to a share purchase agreement, the Group transferred 100% ownership interest in Supervalley Inc. (“Supervally”), a subsidiary of the Group, to third parties in return for cash consideration of USD 1 dollar. As a result, the Group lost control over Supervally. A disposal loss of RMB2,169 was recognized under line-item “others, net” in the consolidated statement of comprehensive income, which is the difference between the disposal consideration of USD 1 dollar and the carrying value in Supervally, amounted to net assets of RMB2,169.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

4.	Short-term Investments

Short-term Investments consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Held-to-maturity investments	1,327,977	1,027,846
Investments under fair value option	1,668,550	584,773
Total	2,996,527	1,612,619

As of December 31, 2023 and 2024, the maturity dates for the held-to-maturity investments and investments under fair value option were within one year. Held-to-maturity investments were mainly deposits in commercial banks with maturities less than one year and wealth management products issued by commercial banks and other financial institutions for which the Group has the positive intent and ability to hold those securities to maturity. For the years ended December 31, 2022, 2023 and 2024, the unrealized gains on investments under fair value option were RMB nil, RMB 12,029 and RMB2,223, respectively.

5.	Accounts receivable, net

Accounts receivable, net consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Accounts receivable	712,373	744,978
Allowance for doubtful accounts	(19,263)	(28,772)
Accounts receivable, net	693,110	716,206

On January 1, 2023, the Group adopted ASC 326 using a modified retrospective method for accounts receivable measured at amortized cost.

The movements in the allowance for doubtful accounts are as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Balance at beginning of year	(10,261)	(19,263)
Impact of adoption of ASC 326	(475)	—
Additions	(18,468)	(22,373)
Reversals	9,908	10,328
Write-offs	33	2,536
Balance at end of the year	(19,263)	(28,772)

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

6.	Prepaid Expense and Other Assets

Prepaid expense and other assets consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Prepayments and deposits	87,444	86,043
Fund receivable from external payment network providers(1)	59,929	50,781
Advances to suppliers	40,982	30,897
Value-added tax recoverable	14,607	20,507
Option exercise proceeds receivable and withholding IIT	6,477	9,926
Others	35,386	39,141
Total	244,825	237,295
Less: impairment provision(2)	(40,000)	(40,000)
Less: allowance for doubtful accounts(3)	(14,979)	(14,654)
Prepaid expense and other assets, net	189,846	182,641
(1)

The Group opened accounts with external online payment service providers to collect and transfer insurance premiums to insurance companies, as well as to collect donor’s donation and mutual aid funds prior to transferring them to custodian bank. The balance of funds receivable from external payment network providers mainly includes accumulated amounts of donation, which were subsequently transferred to the Group’s bank accounts or custodian accounts if they related to donor’s donations. The balance also includes insurance premium collected by the Group on behalf of insurance companies but not yet transferred to the insurance companies deposited in accounts of external online payment service providers. The amount was settled shortly after year end.

(2)	Impairment provision for prepayment for the years ended December 31, 2022, 2023 and 2024 were RMB372, RMB1,000 and RMB nil, respectively.

The movements in the impairment provision are as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Balance at beginning of the year	(39,372)	(40,000)
Additions	(1,000)	—
Write-off	372	—
Balance at end of the year	(40,000)	(40,000)

(3)

RMB 12,635, RMB 923 and RMB124 of allowance for doubtful accounts on deposits and other receivables were recorded in general and administrative expenses for the years ended December 31, 2022, 2023 and 2024.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

6.	Prepaid Expense and Other Assets (continued)

The movements in the allowance for doubtful accounts are as follows:

	As of
	December 31,
	2023	2024
	RMB	RMB
Balance at beginning of year	(12,635)	(14,979)
Impact of adoption of ASC 326	(1,605)	—
Additions	(965)	(1,154)
Reversals	42	1,030
Write-off	184	449
Balance at end of the year	(14,979)	(14,654)

7.	Fair Value Measurement

Recurring

The following table presents the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis subsequent to initial recognition:

December 31, 2023	Level 1	Level 2	Level 3	Fair Value
	RMB	RMB	RMB	RMB
Assets
Investments under fair value option	—	1,668,550	—	1,668,550
Total Assets	—	1,668,550	—	1,668,550

December 31, 2024	Level 1	Level 2	Level 3	Fair Value
	RMB	RMB	RMB	RMB
Assets
Investments under fair value option	—	584,773	—	584,773
Available-for-sale investments	—	332,489	—	332,489
Total Assets	—	917,262	—	917,262

The Group elected the fair value option to record wealth management products with variable interest rates and deposits indexed to foreign exchange with maturities less than one year and accounted them at fair value.

For the available-for-sale investments, the Group estimates their fair value using the expected yield on similar instruments in the market, and classifies the valuation techniques that use these inputs as Level 2.

Non-recurring

Certain assets, such as prepayment, intangible asset, long-term equity investment are measured at fair value only if they were determined to be impaired. The fair values were measured under income approach, based on the Company’s best estimation. Significant inputs (level 3) used in the income approach primarily included future estimated cash flows and discount rate.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

8.	Property, Equipment and Software, Net

Property, equipment and software, net, consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Computer and electronic equipment	23,003	21,529
Office furniture and equipment	1,451	2,363
Leasehold improvements	43,714	46,261
Software	31,453	31,022
Office buildings	—	212,804
Total	99,621	313,979
Less: accumulated depreciation	(65,743)	(73,955)
Property, equipment and software, net	33,878	240,024

Depreciation expenses for the years ended December 31, 2022, 2023 and 2024 were RMB22,837, RMB13,417 and RMB11,442, respectively.

No impairment on property, equipment and software was recorded for the years ended December 31, 2022, 2023 and 2024.

9.	Intangible Assets, Net

Intangible assets, net consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Brokerage licenses	60,558	60,558
Insurance adjusting license	2,293	2,293
Insurance agency license	35,130	35,130
Trademark and software copyright	77,042	77,042
Medical institution license	3,708	3,708
Total	178,731	178,731
Less: Accumulated amortization	(607)	(735)
Less: Impairment	(717)	(24,985)
Intangible assets, net	177,407	153,011

Amortization expense on intangible assets for the years ended December 31, 2022, 2023 and 2024 were RMB139, RMB138 and RMB128, respectively. As of December 31, 2024, the Group expects to record amortization expenses related to intangible assets RMB118 for each of the next five years from January 1, 2025 and RMB nil thereafter. RMB nil, RMB nil and RMB24,268 of impairment losses were recognized on intangible assets and were included under “general and administrative expenses” in the consolidated statement of comprehensive (loss)/income for the years ended December 31, 2022, 2023 and 2024, respectively.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

10.	Long-Term Investments

As of December 31, 2024, the Group’s long-term investments comprised of i) long-term held-to-maturity investments, ii) available-for-sale investments and iii) equity securities without readily determinable fair value.

Components of long-term investments are as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Long-term held-to-maturity investments	178,153	738,903
Available-for-sale investments	—	332,489
Equity securities without readily determinable fair value	33,605	42,768
Total	211,758	1,114,160

As of December 31, 2024, the amortized cost of available-for-sale investments was RMB361,819, the unrealized losses were RMB29,330, and the fair value was RMB 332,489.

Equity Securities Without Readily Determinable Fair Value

The Group invested less than 5% equity interest in certain preferred shares of private companies. These investments contain various right, including redemption right and a liquidation preference. As these investments were neither debt security nor in-substance common stock, they were accounted as equity securities without readily determinable fair values, were accounted for under the measurement alternative and were measured at cost, less impairment, subject to upward and downward adjustments resulting from observable price changes for identical or similar investments of the same issuer. In 2024, the Group conducted impairment assessment on its investments, and concluded that there is no impairment indicators over equity security without readily determinable fair value. The Group determined the fair value of the investment based on income approach with significant unobservable inputs (level 3), which includes considering performance and financial position of the investee, such as investee’s cash position, recent financing, as well as the financial and business performance. The Group recorded RMB nil, RMB 2,060 and RMB nil impairment on its equity securities without readily determinable fair value, with no observable price changes noted during the years ended December 31, 2022, 2023 and 2024, respectively.

The movement of the equity securities without readily determinable fair value is as follows:

Equity securities
without readily
determinable
fair value
RMB
Balances at January 1, 2022	11,812
Foreign currency translation adjustment	157
Balances at December 31, 2022	11,969
Additions	24,208
Impairment	(2,060)
Foreign currency translation adjustment	(512)
Balances at December 31, 2023	33,605
Additions	8,539
Impairment	—
Foreign currency translation adjustment	624
Balances at December 31, 2024	42,768

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

11.	Accrued Expenses and Other Current Liabilities

Components of accrued expenses and other current liabilities are as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Payroll and welfare payable	270,708	308,938
Accrued marketing and customer service expenses(1)	132,091	192,901
Payable related to services fee	46,200	50,849
Refund liability	41,966	43,478
Payable related to medical crowdfunding and mutual aid plans(2)	44,812	31,072
Tax payable	18,124	11,861
Others	43,783	64,936
Total	597,684	704,035
(1)	Amount represents the accrued channel cost and customer service expense payable to third-party companies.
(2)

Amount represents the fund collected through external payment network providers that have not transferred to the custodian bank related to medical crowdfunding and the accrued payable for medical expense related to termination of mutual aid. The accrued payable for medical expense related to termination of mutual aid as of the year ended December 31, 2023 and 2024 are RMB16,646 and RMB nil, respectively. See note 6 for disclosure related to fund receivable from external payment network providers.

12.	Segment Information

As disclosed in Note 2(cc), the Group organized and reported its business in the following segments:(1) Insurance, which mainly includes insurance brokerage service and technical service; and (2) Crowdfunding, which mainly includes crowdfunding service; and (3) Others, which do not individually or in the aggregate meet the quantitative and qualitative thresholds to be individually reportable and are aggregated.

The CODM measures the performance of each segment based on metrics of operating profit/(loss) and uses these results to evaluate the performance of, and to allocate resources to, each of the segments by comparing actual operating profit/(loss) results to previously forecasted financial information. The Group currently does not allocate assets and share-based compensation expenses to its segments, as the information is not regularly provided to CODM to allocate resources to or evaluate the performance of the operating segments. As most of the Group’s long-lived assets are located in the PRC and most of the Group’s revenues are derived from the PRC, no geographical information is presented. Amounts included in operating costs and expenses include: (1) personnel costs, (2) costs of referral and service fees, (3) marketing expense for third-party traffic channels, (4) professional service fees, and (5) expenses of facilities and equipment and others.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

12.	Segment Information (Continued)

The table below provides a summary of the Group’s operating segment results, with prior period segment information retrospectively recast to conform to current period presentation.

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	USD
Operating revenue, net
Insurance	2,559,160	2,340,915	2,363,777	323,836
Crowdfunding	155,803	162,683	267,650	36,668
Others	86,805	127,109	140,394	19,234
Total consolidated operating revenue, net	2,801,768	2,630,707	2,771,821	379,738
Operating costs and expenses
Insurance	(1,524,072)	(1,812,778)	(1,886,572)	(258,459)
Crowdfunding	(409,978)	(408,459)	(362,734)	(49,694)
Others	(277,705)	(282,344)	(236,925)	(32,460)
Operating profit/(loss)
Insurance	1,035,088	528,137	477,205	65,377
Crowdfunding	(254,175)	(245,776)	(95,084)	(13,026)
Others	(190,900)	(155,235)	(96,531)	(13,226)
Total segment operating profit	590,013	127,126	285,590	39,125
Unallocated items*	(112,026)	(133,869)	(107,432)	(14,718)
Total consolidated operating profit/(loss)	477,987	(6,743)	178,158	24,407
Total other income	152,706	170,983	182,432	24,992
Consolidated profit before income tax	630,693	164,240	360,590	49,399

*    The share-based compensation and impairment of intangible assets represent unallocated items in the segment information because the Group’s management does not consider this as part of the segment operating performance measure.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

13.	Employee Benefits

Full-time employees of the Group in the PRC are entitled to welfare benefits including pension insurance, medical insurance unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions. Total contributions by the Group for such employee benefits were RMB189,237, RMB207,820 and RMB170,284 for the years ended December 31, 2022, 2023 and 2024, respectively.

14.	Related Party Balances and Transactions

The table below sets major related parties of the Group and their relationships with the Group:

Entity or individual name	Relationship with the Group
Tencent Holdings Limited and its subsidiaries (“Tencent Group”)	Shareholder of the Group

Detail of related party balances and transactions as of and for the years ended December 31, 2022, 2023 and 2024 are as follows:

(1)	Service provided by related parties:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Marketing services from Tencent Group(1)	20,688	79,469	5,282
Payment processing services from Tencent Group(2)	27,812	23,759	21,954
Cloud technology services from Tencent Group(3)	35,260	31,357	30,748
Others	114	891	2,228
Total	83,874	135,476	60,212
(1)	The Group entered into a series of cooperation agreements with Tencent Group since 2020. The Group uses Tencent Group as its platform to provide marketing service.
(2)

The Group entered into a series of agreements with Tencent Group in 2016. The Group uses weixin pay (from Tencent Group) as one of its payment processing platforms to collect cash from insurance policy holders, participants of its mutual aid plan, and users on its medical crowdfunding platform. Tencent Group charges service fee for each transaction processed.

(3)	The Group entered into a series of agreements with Tencent Group since 2018. Tencent Group provides cloud technology services to the Group.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

14.	Related Party Balances and Transactions (continued)
(2)	Service provided to related parties:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Advertising services to Tencent Group	962	560	1,121
Total	962	560	1,121

(3)	Amount due from related parties:

	As of December 31,
	2023	2024
	RMB	RMB
Tencent Group(1)	65	257
Total	65	257
(1)

In addition, prepayments of RMB10,059 and RMB4,781 were recorded separately as of December 31, 2023 and 2024 under “Prepaid expense and other assets” in relation to the traffic channel service fee paid to Tencent Group, and the balance is amortized based on traffic volume consumed.

(4)	Amount due to related parties:

	As of December 31,
	2023	2024
	RMB	RMB
Cloud technology services from Tencent Group	9,509	10,363
Others	—	253
Total	9,509	10,616

15.	Income Taxes

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

Chinese Mainland

The Company’s subsidiaries, consolidated VIEs and subsidiaries of the VIEs established in the PRC are mainly subject to statutory income tax at a rate of 25%.

Certain enterprises benefit from a preferential tax rate of 15% under the Enterprise Income Tax (“EIT”) Law if they qualify as high and new technology enterprises (“HNTE”). Under such law, Waterdrop Technology is qualified for HNTE status and is eligible to the preferential tax rate of 15% for the years ended 2023 and 2024. Certain enterprises (including Puluo, Chongqing Hecheng Insurance Adjusting Co., Ltd., etc.) qualified as “small enterprises with low profits” and thus enjoyed a preferential income tax rate of 20% for 2023 and 2024. Certain enterprise is located in Qianhai Shenzhen-Hong Kong modern service industry cooperation zone of Shenzhen and thus enjoyed a preferential income tax rate of 15% for 2023.

Composition of Income Tax Expense

The current and deferred components of income tax expense included in the consolidated statements of comprehensive income were as follows:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Current income tax	1,150	2,697	1,665
Deferred income tax	21,826	(2,142)	8,042
Income tax expense	22,976	555	9,707

Profit before tax from Chinese mainland operations and non-Chinese mainland operations are RMB294,733 and RMB65,857, respectively, and income tax expenses for Chinese mainland operations and non-Chinese mainland operations are RMB8,051 and RMB1,656, respectively, for the year ended December 31, 2024.

Tax Reconciliation

Reconciliation between the income tax benefit computed by applying the EIT tax rate to profit before income tax and income tax expenses were as follows:

	For the Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Profit before income tax	630,693	164,240	360,590
Tax benefit at EIT tax rate of 25%(1)	157,673	41,044	90,148
Expenses not deductible for tax purposes	23,294	108	634
Research and development super deduction	(43,017)	(55,169)	(42,866)
Effect of different tax rates of subsidiaries operating in other jurisdictions	3,192	5,653	(17,080)
Effect of PRC preferential tax rates	(46)	25,534	13,091
Changes in valuation allowance	(118,120)	(16,615)	(34,220)
Income tax expense	22,976	555	9,707
(1)

The Group’s major operations during the years ended December 31, 2022, 2023 and 2024 were conducted in PRC. Accordingly, the Group prepared its tax rate reconciliation starting with the PRC statutory tax rate during the years ended December 31, 2022, 2023 and 2024.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

15.	Income Taxes (continued)

Deferred Tax Assets and Deferred Tax Liabilities

	As of December 31,
	2023	2024
	RMB	RMB
Deferred tax assets
Deductible advertising expenses exceeding the tax limit(2)	6,988	2,268
Accrued expenses	54,496	55,012
Other deductible expenses exceeding the tax limit(2)	—	78
Provisions for the doubtful accounts	16,212	19,117
Operating loss carry forward	472,608	455,358
Less: valuation allowances	(378,851)	(358,569)
Total deferred tax assets	171,453	173,264

Deferred tax liabilities
Intangible assets	43,801	37,734
Contract assets	176,767	192,687
Total deferred tax liabilities	220,568	230,421

	As of December 31,
	2023	2024
	RMB	RMB
Classification in the consolidated balance sheets:
Deferred tax assets	24,190	27,028
Deferred tax liabilities	73,305	84,185

Movement of valuation allowance

	As of December 31,
	2023	2024
	RMB	RMB
Balance at the beginning of the year	378,815	378,851
Additions	47,941	54,097
Reversals	(47,905)	(74,379)
Balance at end of the year	378,851	358,569
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

As of December 31, 2023 and 2024, the Group had net operating loss carry forward of approximately RMB2,264,010 and RMB2,147,186, respectively, which arose from the subsidiaries, VIEs and the VIEs’ subsidiaries established in PRC. As of December 31, 2024, the tax losses in the PRC can be carried forward for five years to offset future taxable income and the period was extended to ten years for entities qualified as HNTE in 2024 and thereafter.

In general, the PRC tax authorities have up to five years to conduct examinations of the Group’s tax filings. As of December 31, 2024, the PRC subsidiaries’ 2020 to 2024 tax returns remain open to examination.

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

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under the double tax arrangement between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Group has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Chinese subsidiaries of the Group are in accumulated loss position and will not distribute profits. Therefore, no withholding income taxes for accumulated deficit of the Group’s subsidiaries have been provided as of December 31, 2023 and 2024.

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2022, 2023 and 2024. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expense and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2024.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

16.	Ordinary Shares

The Company’s Board of Directors approved a share repurchase program on September 7, 2021, under which the Company was authorized to repurchase up to US$ 50,000 of its ordinary shares in the form of ADSs over the following 12 months. On September 8, 2022, the Company’s Board of Directors approved a new share repurchase program which authorized the Company to repurchase up to US$ 80,000 of its ordinary shares in the form of ADSs over the following 12 months. On September 6, 2023, the Company’s Board of Directors approved a new share repurchase program which authorized the Company to repurchase up to US$ 50,000 of its ordinary shares in the form of ADSs over the following 12 months. On September 3, 2024, the Company’s Board of Directors approved a new share repurchase program which authorized the Company to repurchase up to US$ 50,000 of its ordinary shares in the form of ADSs over the following 12 months. 7,074,834 ADSs (equivalent to 70,748,340 Class A ordinary shares) were repurchased during the year ended December 31, 2022 at a total consideration of RMB67,022. 30,323,622 ADSs (equivalent to 303,236,220 Class A ordinary shares) were repurchased during the year ended December 31, 2023 at a total consideration of RMB526,025. 12,356,600 ADSs (equivalent to 123,566,000 Class A ordinary shares) were repurchased during the year ended December 31, 2024 at a total consideration of RMB 106,979. The repurchased shares were presented as treasury stock, using the par value method on the consolidated balance sheets as of December 31, 2023 and 2024.

As of December 31, 2024, the Company has 3,624,773,740 shares issued and outstanding, including 2,822,868,761 Class A ordinary shares and 801,904,979 Class B ordinary shares.

17.Share-Based Compensation

A summary of share-based compensation expense recognized related to share options granted, RSUs granted, and ordinary shares transfers is as follows:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Sales and marketing expenses	16,120	35,352	6,825
General and administrative expenses	80,448	85,335	69,245
Research and development expenses	15,458	13,182	10,802
	112,026	133,869	86,872

As of December 31, 2024, unrecognized compensation cost related to unvested RSUs granted, share option awards granted to employees of the Group was RMB91,593. As of December 31, 2024, such cost was expected to be recognized over a weighted average period of 1.2 years.

Share Option granted by the Company

In 2019, the Group adopted the 2018 share incentive plan (the “2018 Plan”), which permits the grant of three types of awards: options, restricted shares, and restricted share units. Persons eligible to participate in the 2018 Plan includes employees (including members of management) of the Company, the Company’s parent companies and subsidiaries. Upon the adoption of the 2018 Plan, the maximum ordinary shares available for issuance were 62,504,000. According to the resolutions of the board of director in 2019, the Group reserved additional 321,655,746 ordinary shares for the 2018 Plan, and the maximum ordinary shares available for issuance were increased to 384,159,746.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

17.	Share-Based Compensation (continued)

Share Option granted by the Company (continued)

During the year ended December 31, 2023, the Group granted 281,250 options under the 2018 Plan with a weighted average exercise prices of US$0.08 (RMB0.57). During the year ended December 31, 2024, there are no options granted under the 2018 Plan. The term of the option is fixed and does not exceed 10 years from the date of the grant. The options will vest in accordance with the vesting schedules set out in the respective share option agreements with vesting period ranging from 1 to 4 years.

In 2021, the Group adopted the 2021 share incentive plan (the “2021 Plan”), the maximum aggregate number of shares which may be issued pursuant to all awards under the 2021 Plan shall initially be 80,508,501 shares, plus an annual increase on the first day of each year during the ten-year term of the 2021 Plan commencing with the year beginning January 1, 2022, by an amount equal to the lesser of (i) 2% of the total number of shares issued and outstanding on an as-converted fully diluted basis on the last day of the immediately preceding year and (ii) such number of shares as may be determined by the board. The annual increase shall cease to occur upon expiry of the ten-year term of the 2021 Plan. There are no options granted under the 2021 Plan as of December 31, 2024.

The vesting of the share options granted during the years ended December 31, 2023 and 2024 are only subject to service condition.

The following table sets forth the share options activities under the 2018 Plan for the years ended December 31, 2022, 2023 and 2024:

			Weighted	Weighted
		Weighted	Average	Average
		Average	remaining	Grant-	Aggregate
	Number of	Exercise	contractual	date Fair	Intrinsic
	Options	Price	life	Value	Value
		RMB	RMB	RMB	RMB
Outstanding as of December 31, 2021	247,008,342	0.29	7.94	2.10	543,248
Granted	800,000	0.54	—	0.70	—
Exercised	(27,750,770)	0.39	—	1.20	—
Forfeited	(30,645,015)	0.31	—	3.52	—
Outstanding as of December 31, 2022	189,412,557	0.28	6.95	2.14	452,543
Granted	281,250	0.57	—	0.57	—
Exercised	(72,294,940)	0.14	—	1.52	—
Forfeited	(11,127,905)	0.46	—	4.11	—
Outstanding as of December 31, 2023	106,270,962	0.36	6.19	2.56	276,835
Exercised	(16,036,480)	0.47	—	2.53	—
Forfeited	(3,312,540)	0.57	—	4.18	—
Outstanding as of December 31, 2024	86,921,942	0.37	5.19	2.55	226,780
Exercisable as of December 31, 2024	79,366,900	0.35	5.09	2.29	186,936

The total intrinsic value of options exercised during the years ended December 31, 2023 and 2024 was RMB112,499 and RMB6,190, respectively.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

17.	Share-Based Compensation (continued)

Share Option granted by the Company (continued)

The Group calculated the estimated fair value of the share options on the respective grant dates using the binomial option pricing model with the assistance from an independent valuation firm, with the following assumptions.

Year Ended
December 31
2023
Risk free rate of interest	2.55%‑2.94%
Volatility	28%
Dividend yield	—
Exercise multiples	2.2
Life of options (years)	10
Fair value of underlying ordinary shares	$0.11~$0.29

(1)	Risk free rate of interest

Based on the daily treasury long term rate of U.S. Department of the treasury with a maturity period close to the expected term of the option.

(2)	Volatility

The volatility factor estimated was based on the annualized standard deviation of the daily return embedded in historical share prices of the selected guideline companies with a time horizon close to the expected expiry of the term.

(3)	Dividend yield

The Company had never declared or paid any cash dividends on the Company’s ordinary shares as of December 31, 2023.

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

Restricted share units(“RSUs”) granted by the Company

During the year ended December 31, 2023 and 2024, the Group granted 69,910,980 and 22,140,000 restricted share units to certain employees and senior management under the 2018 Plan, which vest over 1 to 4 years. The estimated fair value of each RSU granted is based on market value of the Company’s shares on each date of grant. A summary of the RSUs activities under the 2018 Plan for the year ended December 31, 2022, 2023 and 2024 is presented as follow:

		Weighted Average
		Grant-date
	Number of RSUs	Fair Value
		RMB
As of January 1, 2022	—	—
Granted	112,336,970	0.83
Vested	(10,141,620)	0.74
Forfeited or cancelled	(425,000)	0.75
As of December 31, 2022	101,770,350	0.84
Granted	69,910,980	1.41
Vested	(22,617,630)	0.91
Forfeited or cancelled	(44,548,350)	0.94
Unvested as of December 31, 2023	104,515,350	1.22
Granted	22,140,000	0.78
Vested	(30,681,250)	1.14
Forfeited or cancelled	(23,152,890)	1.44
Unvested as of December 31, 2024	72,821,210	1.08

During the year ended December 31, 2024, the Group granted 48,636,040 restricted share units to certain employees and senior management under the 2021 Plan, which vest over 1 to 4 years. The estimated fair value of each RSU granted is based on market value of the Company’s shares on each date of grant. A summary of the RSUs activities under the 2021 Plan for the year ended December 31, 2024 is presented as follow:

		Weighted Average
		Grant-date
	Number of RSUs	Fair Value
		RMB
As of January 1, 2024	—	—
Granted	48,636,040	0.83
Vested	—	—
Forfeited or cancelled	(2,000,000)	0.84
Unvested as of December 31, 2024	46,636,040	0.83

The total fair value of RSU vested during the years ended December 31, 2023 and 2024 was RMB31,872 and RMB26,798, respectively.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

17.Share-Based Compensation (continued)

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

In September 2023, the board of Shenlanbao approved the amended and restated SLB plan (the “New SLB Plan”), which adjusted the number of shares to a maximum aggregate of 577,121 registered capital. The New SLB Plan also reduced the exercise price of the option and extended the term of option to 10 years. The Group accounted for the reduction of the exercise price of the options as a modification which requires the re-measurement of the fair value of these share options. This remeasurement resulted in a total incremental share-based compensation of RMB4,794, RMB2,018 of which is recognized on the modification date in 2023, and the remaining will be amortized through the vesting period of the option. During the year ended December 31, 2024, there are no options granted under the New SLB Plan.

The following table summarizes the option activity for the year ended December 31, 2023 and 2024:

			Weighted	Weighted
		Weighted	Average	Average
		Average	remaining	Grant-	Aggregate
	Number of	Exercise	contractual	date Fair	Intrinsic
	Options	Price	life	Value	Value
		RMB	RMB	RMB	RMB
Outstanding as of the acquisition date	450,246	15.90	7.68	24.81	7,162
Forfeited	(19,438)	23.57	—	21.41	—
Outstanding as of December 31, 2023	430,808	15.55	7.69	24.96	6,921
Forfeited	(91,563)	15.48	—	28.84	—
Outstanding as of December 31, 2024	339,245	16.01	6.54	23.91	5,266
Exercisable as of December 31, 2024	291,402	16.21	6.37	22.63	3,848

The Group calculated the estimated fair value of the share options on the respective grant dates using the binomial option pricing model with the assistance from an independent valuation firm, with the following assumptions.

Year Ended December 31
2023
Risk free rate of interest	2.64%-3.01%
Volatility	29.8%-44.2%
Dividend yield	—
Exercise multiples	2.2-2.8
Life of options (years)	10
Fair value of underlying ordinary shares	13.37~36.29

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

18.	Dividends

No dividends had been paid or declared by the Company for the year ended December 31, 2022 and 2023.

On March 26, 2024, the Company announced that the Board of Directors approved a special cash dividend of US$0.004 per ordinary share, or US$0.04 per ADS, to shareholders of record as of the close of business on April 19, 2024. Dividends are recognized when declared. The aggregate amount of the special dividend was approximately RMB106,766 (US$14,792).

On September 4, 2024, the Company announced that the Board of Directors approved a special cash dividend of US$0.002 per ordinary share, or US$0.02 per ADS, to shareholders of record as of the close of business on October 11, 2024. Dividends are recognized when declared. The aggregate amount of the special dividend was approximately RMB51,905 (US$7,298).

On March 12, 2025, the Company announced that the Board of Directors approved a cash dividend of US$0.002 per ordinary share, or US$0.02 per ADS, to shareholders of record as of the close of business on April 11, 2025. The payment date is expected to be on or around April 30, 2025 for holders of ordinary shares and on or around May 2, 2025 for holders of ADSs. Dividends are recognized when declared. The aggregate amount of the dividend was expected to be approximately RMB53,126 (US$7,278).

19.	Net Profit Per Share

Net profit per share was computed by dividing net profit available to ordinary shareholders by the weighted average number of ordinary shares outstanding:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Basic net profit per share calculation
Numerator:
Net profit attributable to ordinary shareholders for computing basic net profit per share	607,717	167,221	367,510
Denominator:
Weighted average ordinary shares outstanding used in computing basic net profit per share	3,921,388,720	3,769,679,736	3,650,504,339
Net profit per share attributable to ordinary shareholders - basic	0.15	0.04	0.10

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Diluted net profit per share calculation
Numerator:
Net profit attributable to ordinary shareholders for computing diluted net profit per share	607,717	167,221	367,510
Denominator:
Weighted average ordinary shares outstanding used in computing basic net profit per share	3,921,388,720	3,769,679,736	3,650,504,339
Effect of potentially diluted share options	84,176,378	74,855,096	40,492,143
Effect of potentially diluted restricted share units	16,902,062	36,326,664	28,780,473
Weighted average ordinary shares outstanding used in computing diluted net profit per share	4,022,467,160	3,880,861,496	3,719,776,955
Net profit per share attributable to ordinary shareholders - diluted	0.15	0.04	0.10

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

19.	Net Profit Per Share (continued)

The following shares outstanding were excluded from the calculation of diluted net profit per share, as their inclusion would have been anti-dilutive for the periods prescribed.

	Year ended December 31,
	2022	2023	2024
Shares issuable upon exercise of share options	204,753,909	66,708,248	34,069,011
Shares issuable upon vesting of restricted share units	3,622,413	20,141,606	23,964,024

20.	Leases

The Group leases certain office premises and equipment to support its core business under noncancelable leases. The Group determines if an arrangement is a lease at inception. Some lease agreements contain lease and non-lease components, which the Group chooses not to account for as separate components as the Group has elected the practical expedient. The Group also elected the short-term lease exemption for all contracts with lease terms of 12 months or less. As of December 31, 2023 and 2024, the Group had 1 and nil long-term lease respectively that were classified as financing leases. As of December 31, 2023 and 2024, the Group had no significant lease contract that has been entered into but not yet commenced.

Some leases were terminated before the expiration of the lease term, the relevant right-of-use asset and the lease liability were derecognized with the difference amounted to RMB 384 recognized under operating costs and expenses in the consolidated statements of operations. The noncash decrease of operating lease right-of-use assets was RMB 9,520.

A summary of supplemental information related to operating leases and financing leases were as follow:

	Year ended December 31,
	2022	2023	2024
Operating leases-Weighted average remaining lease term	1.82	2.03	1.43
Financing leases-Weighted average remaining lease term	0.85	0.04	N/A
Operating leases-Weighted average discount rate	6.41%	5.10%	4.00%
Financing leases-Weighted average discount rate	8.92%	7.10%	N/A

The components of lease expense were as follows:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Operating lease cost	33,207	36,911	37,490
Financing lease cost
Amortization of right-of-use assets	190	87	—
Interest on lease liabilities	13	2	—
Short-term lease cost	7,710	8,520	5,441
Total	41,120	45,520	42,931

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

20.	Leases (continued)

Supplemental information related to the Group’s leases were as follows:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cash paid for operating leases	40,235	31,988	35,491
Cash paid for financing leases
Operating cash flows from finance leases	41	56	—
Financing cash flows from finance leases	164	19	—

Non-cash ROU assets in exchange for new lease liabilities:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Operating leases	10,220	67,122	63,570

The following is a maturity analysis as of December 31, 2024:

As of December 31,
2024
Operating Leases
RMB
2025	35,286
2026	11,630
Subtotal	46,916
Less: imputed interest	(1,372)
Lease liabilities	45,544

21.	Commitments and Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.

On September 14, 2021, a complaint (case No.l:21-cv-07683-VSB) was filed in the U.S. District Court for the Southern District of New York (the “Court”) against the Group, certain executives and directors of the Group, the Group’s authorized process agent in the U.S, and the underwriters of the Group’s initial public offering. The action allege that defendants made misstatements and omissions in connection with the Group’s initial public offering in May 2021 in violation of the federal securities laws. On December 8, 2021, the Court appointed a lead plaintiff and approved a lead plaintiff counsel. On February 21, 2022, the lead plaintiff filed an amended complaint. On April 22, 2022, the parties completed briefing on Defendants’ Motion to Dismiss the State Court Action. On February 3, 2023, the Court granted the Company’s motion to dismiss in its entirety and dismissed the amended complaint with prejudice. On March 6, 2023, the lead plaintiff filed a notice to appeal the Court’s February 3, 2023 order and judgment to the U.S. Court of Appeals for the Second Circuit. On January 16, 2024, the U.S. Court of Appeals for the Second Circuit issued a summary order and judgment, affirming the District Court’s order and judgment.

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

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s PRC subsidiaries and VIEs. There were no appropriations to these reserves by the Group’s PRC entities for the years ended December 31, 2022, 2023 and 2024.

As a result of PRC laws and regulations and the requirement that distributions by the PRC entity can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entity is restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital and statutory reserves of the Group’s subsidiaries and VIEs. As of December 31, 2024, the aggregate amounts of paid-in capital and statutory reserves represented the amount of net assets of the relevant entity in the Group not available for distribution amounted to RMB1,601,493.

23.Subsequent Event

The Board has approved a cash dividend of US$0.02 per ADS or US$0.002 per ordinary share, for a total amount of approximately RMB53,126 (US$7,278), to shareholders of record as of the close of business on April 11, 2025. The payment date is expected to be on or around April 30, 2025 for holders of ordinary shares and on or around May 2, 2025 for holders of ADSs.

WATERDROP INC.

SCHEDULE 1-CONDENSED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2023	2024
	RMB	RMB	US$
			(Note 2)
Assets
Current assets
Cash and cash equivalents	134,265	589,440	80,753
Short-term investments	557,753	566,434	77,601
Prepaid expense and other assets	14,929	22,875	3,132
Amount due from its subsidiaries and the consolidated VIEs	260,148	163,933	22,459
Total current assets	967,095	1,342,682	183,945
Non-current assets
Long-term investments and amount due from its subsidiaries and the consolidated VIEs (non-current)	5,341,984	3,603,026	493,613
Total non-current assets	5,341,984	3,603,026	493,613
Total assets	6,309,079	4,945,708	677,558
Liabilities
Current liabilities
Accrued expenses and other current liabilities	197	1,563	214
Amount due to its subsidiaries and the consolidated VIEs	1,723,188	146,710	20,099
Total current liabilities	1,723,385	148,273	20,313
Total liabilities	1,723,385	148,273	20,313
Shareholders’ Equity:
Ordinary shares (US$ 0.000005 par value; 10,000,000,000 shares authorized, 8,900,000,000 Class A ordinary shares authorized, 3,282,256,521 Class A ordinary shares issued, 2,899,717,031 and 2,822,868,761 Class A ordinary shares outstanding as of December 31, 2023 and 2024, respectively; 1,000,000,000 Class B ordinary shares authorized, 801,904,979 Class B ordinary shares issued and outstanding as of December 31, 2023 and 2024)	139	139	19
Treasury stock	(12)	(15)	(2)
Additional paid-in capital	7,003,423	6,832,214	936,009
Accumulated other comprehensive income	144,107	159,550	21,858
Accumulated deficit	(2,561,963)	(2,194,453)	(300,639)
Total shareholders’ equity	4,585,694	4,797,435	657,245
Total liabilities and shareholders’ equity	6,309,079	4,945,708	677,558

WATERDROP INC.

SCHEDULE 1-CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data, or otherwise noted)

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				(Note 2)
Operating revenue, net	—	—	—	—
Operating costs and expenses	(153,603)	(87,060)	(42,575)	(5,833)
Interest income	11,990	29,337	93,591	12,822
Foreign currency exchange gain/(loss)	1,290	(92)	(216)	(30)
Income tax expense	—	—	(1,433)	(196)
Others, net	17,097	3,077	13,439	1,841
Equity in profit of subsidiaries and VIEs	730,943	221,959	304,704	41,745
Net profit	607,717	167,221	367,510	50,349
Net profit attributable to ordinary shareholders	607,717	167,221	367,510	50,349
Foreign currency transaction adjustments	129,563	37,413	44,773	6,134
Unrealized gains/(loss) on available-for-sale investments, net of tax	174	(1,551)	(29,330)	(4,018)
Total comprehensive income attributable to ordinary shareholders	737,454	203,083	382,953	52,465

WATERDROP INC.

SCHEDULE 1-CONDENSED STATEMENTS OF CASH FLOW

(All amounts in thousands, except for share and per share data, or otherwise noted)

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				(Note 2)
Cash Flows from Operating Activities:	534,951	621,178	1,615,062	221,263
Cash Flows from Investing Activities:
Purchase of short-term investments	(1,486,449)	(1,376,678)	(2,066,920)	(283,167)
Proceeds from maturity of short-term investments	1,621,770	1,140,429	2,132,554	292,159
Investment in subsidiaries	(178,395)	(5,938)	(14,664)	(2,009)
Purchase of long-term investments	—	(57,550)	(1,009,619)	(138,317)
Proceeds from early redemption of long-term investments	—	—	35,979	4,929
Prepaid investments	(69,426)	—	—	—
Net cash used in investing activities	(112,500)	(299,737)	(922,670)	(126,405)
Cash Flows from Financing Activities:
Proceeds from exercise of share option	9,729	11,710	7,225	990
Payment for share repurchase	(67,022)	(526,025)	(106,979)	(14,656)
Dividend to shareholders	—	—	(158,671)	(21,738)
Net cash used in financing activities	(57,293)	(514,315)	(258,425)	(35,404)
Effect of exchange rate changes on cash and cash equivalents	(21,824)	(24,678)	21,208	2,905
Net increase/(decrease) in cash and cash equivalents	343,334	(217,552)	455,175	62,359
Total cash and cash equivalents at beginning of year	8,483	351,817	134,265	18,394
Total cash and cash equivalents at end of year	351,817	134,265	589,440	80,753

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

3.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Group and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Group as of December 31, 2023 and 2024 and the years ended 2022, 2023 and 2024. No dividend was paid by the Group’s subsidiaries to Waterdrop Inc. in 2022, 2023 and 2024.

4.

As of December 31, 2024, there were no material contingencies, significant provisions of long term obligations, and mandatory dividend or redemption requirements of redeemable shares or guarantees of the Group, except for those which have been separately disclosed in the Consolidated Financial Statement, if any.