Form 20-F
period 2025-12-31
Waterdrop Inc.
filed 2026-04-28
CIK 1823986

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025.

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

Room B802, 8th Floor, No. 203 Wangjing Lize Zhongyuan Zone 2

Chaoyang District, Beijing 100101

People’s Republic of China

+86 10 5339-4997

(Address of Principal Executive Offices)

Xiaoying Xu, Vice President of Finance, Head of Finance

Telephone: +86 10 5339-4997

Email:IR@shuidi-inc.com

Room B802, 8th Floor, No. 203 Wangjing Lize Zhongyuan Zone 2

Chaoyang District, Beijing 100101

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

2,806,929,941 Class A ordinary shares (excluding 475,326,580 Class A ordinary shares, comprising of Class A ordinary shares issued to the depositary for bulk issuance of ADSs and reserved for future issuances upon the exercise or vesting of awards granted under share incentive plans, and Class A ordinary shares in the form of ADSs held in treasury) and 801,904,979 Class B ordinary shares, par value US$0.000005 per share, as of December 31, 2025.

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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

●	“ADRs” are to the American depositary receipts which may evidence the ADSs;
●	“ADSs” are to the American depositary shares, each of which represents ten Class A ordinary shares;
●	“China” or the “PRC” are to the People’s Republic of China, including Hong Kong, Macau and Taiwan; and “mainland China” refers to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan. The operational risks associated with being based in and having operations in mainland China also apply to operations in Hong Kong. While entities and businesses in Hong Kong operate under different sets of laws from mainland China, the legal risks associated with being based in and having operations in mainland China could apply to our operations in Hong Kong, if the laws applicable to mainland China become applicable to entities and businesses in Hong Kong in the future;
●	“Class A ordinary shares” refer to our Class A ordinary shares, par value US$0.000005 per share; “Class B ordinary shares” refer to our Class B ordinary shares, par value US$0.000005 per share;
●	“CRO” are to Contract Research Organization;
●	“CSO” are to Contract Sales Organization;
●	“FYP” are to first year premiums, which include all premiums that policyholders are obligated to pay for short-term policies and the premiums that policyholders are obligated to pay in the first policy year for long-term policies;
●	“Hong Kong” or “HK” are to the Hong Kong Special Administrative Region of the PRC;
●	“LLM” are to large language model;
●	“ordinary shares” are to our Class A ordinary shares and Class B ordinary shares, par value US$0.000005 per share;
●	“our WFOE” are to Beijing Waterdrop Technology Group Co., Ltd., or Waterdrop Technology, formerly known as Beijing Absolute Health Co., Ltd.;
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“Shenlanbao” are to Shenzhen Cunzhen Qiushi Technology Co., Ltd. and its subsidiaries;
●	“the VIEs” are to Beijing Zhuiqiu Jizhi Technology Co., Ltd., or Zhuiqiu Jizhi, Beijing Shuidi Hubao Technology Co., Ltd., or Shuidi Hubao, Beijing Shuidi Hulian Technology Co., Ltd., or Shuidi Hulian, Beijing Zongqing Xiangqian Technology Co., Ltd., or Zongqing Xiangqian, and Beijing Guangmu Weichen Technology Co., Ltd., or Guangmu Weichen;
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and
●	“Waterdrop,” “we,” “us,” “our company” and “our” are to Waterdrop Inc., our Cayman Islands holding company and its subsidiaries. We conduct our operations primarily through (i) our subsidiaries in mainland China and (ii) the VIEs, with which we maintain contractual agreements. The consolidated VIEs are the companies that are incorporated and conducting operations in mainland China, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes.

Our reporting currency is the Renminbi. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.9931 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2025. We make no representation that the Renminbi or U.S. dollars amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

Item 2.Offer Statistics and Expected Timetable

Not applicable.

Item 3.Key Information

Waterdrop Inc. is not an operating company in China but rather a Cayman Islands holding company with no material operations of its own and no equity ownership in the VIEs (defined below). We conduct our operations primarily through (i) our subsidiaries in mainland China and (ii) the VIEs, with which we maintain contractual agreements. The laws and regulations of mainland China restrict and impose conditions on foreign direct investment in companies involved in the provision of value-added telecommunication services, insurance brokerage services or insurance agency services. Therefore, we operate such businesses in China through the variable interest entities, Zhuiqiu Jizhi, Shuidi Hubao, Shuidi Hulian, Zongqing Xiangqian and Guangmu Weichen, which we refer to as the VIEs in this annual report, and rely on contractual arrangements among our subsidiaries in mainland China, the VIEs and their shareholders to control the business operations of the VIEs. Revenues contributed by the VIEs accounted for 88.6%, 83.4% and 64.9% of our total net revenues for the fiscal years 2023, 2024 and 2025, respectively. As used in this annual report, “Waterdrop,” “we,” “us,” “our company” or “our” refers to Waterdrop Inc. and its subsidiaries. Investors in our ADSs thus are not purchasing equity interest in the VIEs but instead are purchasing equity interest in Waterdrop Inc., a Cayman Islands holding company, and may never directly hold equity interests in the VIEs in mainland China. The consolidated VIEs are mainland China companies conducting operations in mainland China, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. Waterdrop Inc. is a holding company with no operations of its own. We do not have any equity ownership in the consolidated VIEs.

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

We face various legal and operational risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving laws and regulations in mainland China. In recent years, the PRC government has issued statements and regulatory actions relating to areas such as regulatory approvals on offshore offerings, the use of VIE structure, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. For example, on February 17, 2023, China Securities Regulatory Commission, or the CSRC, issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, which became effective on March 31, 2023. Pursuant to these regulations, China-based companies that directly or indirectly offer or list their securities in an overseas market must file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. These regulations also provide that a China-based company must file with the CSRC within three business days after completion of its follow-on offering of securities after it is listed in an overseas market. There remain uncertainties with respect to how the CSRC filing procedures under these regulations would be applied to, and implicate, the procedures, timetables and outcomes of our future offering or other capital raising activities. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors and accept foreign investments or list on another foreign exchange, or cause the value of such securities to significantly decline or be worthless. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

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

The following diagram illustrates our corporate structure as of the date of this annual report, including our principal subsidiaries, the VIEs and the VIEs’ principal subsidiaries:

Notes:

(1)	Mr. Peng Shen holds 100% of the equity interests in Beijing Shuidi Hubao Technology Co., Ltd.
(2)	Mr. Peng Shen holds 100% of the equity interests in Beijing Zhuiqiu Jizhi Technology Co., Ltd.
(3)	Mr. Peng Shen and Mr. Wei Ran, each holds 99% and 1% of the equity interests in Beijing Zongqing Xiangqian Technology Co., Ltd.
(4)	Ms. Xiaolei Sun and Ms. Nian Liu, each holds 99% and 1% of the equity interests in Beijing Guangmu Weichen Technology Co., Ltd.
(5)	Mr. Peng Shen and Mr. Wei Ran, each holds 99% and 1% of the equity interests in Beijing Shuidi Hulian Technology Co., Ltd.

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

The Holding Foreign Companies Accountable Act

Our auditor is located in mainland China. Pursuant to the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act that was signed into law on December 29, 2022, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified so after we file this annual report on Form 20-F for the fiscal year ended December 31, 2025. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

The following table sets forth the amount of the transfers for the periods presented.

	Years Ended December 31,
	2023	2024	2025

	(RMB in millions)
Capital contributions from Waterdrop Inc. to its subsidiaries	6	15	—
Loans from its subsidiaries to Waterdrop Inc.	1,650	1,878	440
Loans repayment received by its subsidiaries from Waterdrop Inc.	3,565	884	232
Loans from its subsidiaries to the VIEs and their subsidiaries	8,972	6,290	3,927
Loans repayment received by subsidiaries from VIEs and their subsidiaries	8,863	6,875	3,736
Service fees received by WFOE from the VIEs and their subsidiaries(1)	596	597	375

Note:

(1)	The cash flows between our WFOE and the VIEs and their subsidiaries included the service fees paid for services contemplated by the exclusive business cooperation agreements.

The VIEs may transfer cash to our WFOE by paying service fees according to the exclusive business cooperation agreements. Pursuant to these agreements between the VIEs and our WFOE, our WFOE has the exclusive right to provide the VIEs with consulting, technical services and other services required by the VIEs’ business. Without our WFOE’s prior written consent, the VIEs may not accept the same or similar consulting, technical services and other services provided by any third party during the term of the agreement. The VIEs agree to pay our WFOE service fees based on the operating profit generated by the VIEs on an annual basis. For the years ended December 31, 2023, 2024 and 2025, service fees of RMB596 million, RMB597 million and RMB375 million were paid to the WFOE by the VIEs under the agreements, respectively.

For the years ended December 31, 2023, 2024 and 2025, no dividends or distributions were made to Waterdrop Inc. by our subsidiaries. For the years ended December 31, 2023, 2024 and 2025, dividends of nil, RMB158.7 million and RMB130.4 million were paid to shareholders of record as of designated record dates.

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

Financial Information Related to the VIEs

The following table presents the condensed consolidating balance sheet data for the VIEs and other entities as of the dates presented.

	As of December 31, 2025
			Other non-
	Waterdrop	Primary Beneficiary	VIE	VIEs and their
	Inc.	Of VIEs	subsidiaries	subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Cash and cash equivalents	88,969	87,802	112,648	193,584	—	483,003
Restricted cash	—	—	—	648,450	—	648,450
Short-term investments	14,636	396,557	3,569	115,906	—	530,668
Accounts receivable	—	835,124	11,402	460,937	(46,999)	1,260,464
Current contract assets	—	—	5,136	801,780	—	806,916
Amount due from related parties	—	100	—	109	—	209
Prepaid expense and other assets	21,590	9,715	20,061	199,747	(29)	251,084
Amounts due from the entities within our company	235,966	1,486,889	2,373,165	280,671	(4,376,691)	—
Non-current contract assets	—	—	6,509	289,007	—	295,516
Property, equipment and software, net	—	17,270	231,938	6,490	—	255,698
Intangible assets, net	—	11,078	—	174,103	(8,041)	177,140
Long-term investments	2,268,000	—	—	16,102	—	2,284,102
Investment in Non-VIE subsidiaries and amounts due from the entities within our company (non-current)	2,887,445	1,200	—	—	(2,888,645)	—
Investment in VIEs and their subsidiaries	—	(318,180)	—	—	318,180	—
Right of use assets, net	—	—	3,288	20,667	—	23,955
Deferred tax assets	—	—	—	2,870	—	2,870
Goodwill	—	—	—	80,751	—	80,751
Total assets	5,516,606	2,527,555	2,767,716	3,291,174	(7,002,225)	7,100,826
Amount due to related parties	—	9,323	—	1	—	9,324
Insurance premium payables	—	—	—	684,800	—	684,800
Accrued expenses and other current liabilities	1,099	367,484	65,995	729,682	(23,812)	1,140,448
Short-term loans	—	47,000	—	—	—	47,000
Current lease liabilities	—	—	2,137	8,751	—	10,888
Amounts due to the entities within our company	363,579	307,819	1,176,678	2,154,734	(4,002,810)	—
Non-current lease liabilities	—	—	587	12,053	—	12,640
Deferred tax liabilities	—	—	—	43,374	424	43,798
Total liabilities	364,678	731,626	1,245,397	3,633,395	(4,026,198)	1,948,898

	As of December 31, 2024
			Other non-
	Waterdrop	Primary Beneficiary	VIE	VIEs and their
	Inc.	Of VIEs	subsidiaries	subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Cash and cash equivalents	589,440	115,945	70,587	210,351	—	986,323
Restricted cash	—	—	—	520,588	—	520,588
Short-term investments	566,434	406,524	469,322	170,339	—	1,612,619
Accounts receivable	—	157,934	20,424	537,848	—	716,206
Current contract assets	—	—	5,400	614,036	—	619,436
Amount due from related parties	—	100	—	157	—	257
Prepaid expense and other assets	22,875	13,002	17,012	129,752	—	182,641
Amounts due from the entities within our company	163,933	1,545,045	2,108,645	394,283	(4,211,906)	—
Non-current contract assets	—	—	3,894	149,855	—	153,749
Property, equipment and software, net	—	20,255	214,703	5,066	—	240,024
Intangible assets, net	—	13,442	—	149,846	(10,277)	153,011
Long-term investments	1,100,057	—	—	14,103	—	1,114,160
Investment in Non-VIE subsidiaries and amounts due from the entities within our company (non-current)	2,502,969	1,200	—	—	(2,504,169)	—
Investment in VIEs and their subsidiaries	—	(381,933)	—	—	381,933	—
Right of use assets, net	—	20,949	5,666	20,257	—	46,872
Deferred tax assets	—	—	—	27,028	—	27,028
Goodwill	—	—	—	80,751	—	80,751
Total assets	4,945,708	1,912,463	2,915,653	3,024,260	(6,344,419)	6,453,665
Amount due to related parties	—	10,363	—	253	—	10,616
Insurance premium payables	—	—	—	537,344	—	537,344
Accrued expenses and other current liabilities	1,563	120,187	47,353	534,932	—	704,035
Short-term loans	—	198,373	—	—	—	198,373
Current lease liabilities	—	18,017	3,324	13,232	—	34,573
Amounts due to the entities within our company	146,710	391,898	1,125,137	2,154,293	(3,818,038)	—
Non-current lease liabilities	—	2,933	1,792	6,246	—	10,971
Deferred tax liabilities	—	—	—	83,760	425	84,185
Total liabilities	148,273	741,771	1,177,606	3,330,060	(3,817,613)	1,580,097

The following table presents the condensed consolidating statements of operations for the VIEs and other entities for the periods presented.

	For the Year Ended December 31, 2025
			Other non-
	Waterdrop	Primary	VIE	VIEs and their
	Inc.	Beneficiary of VIEs	subsidiaries	subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Operating revenue, net	—	1,512,758	333,178	2,579,851	(448,026)	3,977,761
Operating costs	—	(384,327)	(297,922)	(1,475,428)	214,515	(1,943,162)
Sales and marketing expenses	(3,316)	(222,295)	(37,770)	(857,548)	—	(1,120,929)
General and administrative expenses	(21,246)	(217,335)	(31,626)	(275,477)	235,555	(310,129)
Research and development expenses	(159)	(197,546)	(525)	(34,453)	—	(232,683)
Total operating costs and expenses	(24,721)	(1,021,503)	(367,843)	(2,642,906)	450,070	(3,606,903)
Operating (loss)/profit	(24,721)	491,255	(34,665)	(63,055)	2,044	370,858
Equity in profit of subsidiaries and VIEs	467,631	(28,154)	—	—	(439,477)	—
Net profit/(loss)	568,936	496,406	(32,655)	(30,513)	(437,117)	565,057

	For the Year Ended December 31, 2024
			Other non-
	Waterdrop	Primary	VIE	VIEs and their
	Inc.	Beneficiary of VIEs	subsidiaries	subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Operating revenue, net	—	757,820	193,072	2,312,629	(491,700)	2,771,821
Operating costs	—	(139,363)	(176,860)	(1,242,211)	243,694	(1,314,740)
Sales and marketing expenses	(3,555)	(118,230)	(24,359)	(548,625)	—	(694,769)
General and administrative expenses	(38,278)	(229,897)	(18,563)	(330,906)	249,992	(367,652)
Research and development expenses	(742)	(188,152)	(10)	(27,598)	—	(216,502)
Total operating costs and expenses	(42,575)	(675,642)	(219,792)	(2,149,340)	493,686	(2,593,663)
Operating (loss)/profit	(42,575)	82,178	(26,720)	163,289	1,986	178,158
Equity in profit of subsidiaries and VIEs	304,704	189,637	—	—	(494,341)	—
Net profit/(loss)	367,510	292,671	(4,594)	185,295	(489,999)	350,883

	For the Year Ended December 31, 2023
			Other non-
	Waterdrop	Primary	VIE	VIEs and their
	Inc.	Beneficiary of VIEs	subsidiaries	subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Operating revenue, net	—	824,244	51,235	2,331,678	(576,450)	2,630,707
Operating costs	—	(137,866)	(44,634)	(1,171,282)	158,238	(1,195,544)
Sales and marketing expenses	(12,317)	(155,478)	(18,587)	(554,069)	—	(740,451)
General and administrative expenses	(73,712)	(257,382)	(7,612)	(484,180)	420,491	(402,395)
Research and development expenses	(1,031)	(267,000)	9	(31,038)	—	(299,060)
Total operating costs and expenses	(87,060)	(817,726)	(70,824)	(2,240,569)	578,729	(2,637,450)
Operating (loss)/profit	(87,060)	6,518	(19,589)	91,109	2,279	(6,743)
Equity in profit of subsidiaries and VIEs	221,959	227,813	—	—	(449,772)	—
Net profit/(loss)	167,221	296,391	(77,968)	121,441	(343,400)	163,685

The following table presents condensed consolidating cash flow data for the VIEs and other entities for the years ended presented.

	For the Year Ended December 31, 2025
	Waterdrop	Primary Beneficiary	Other non-VIE	VIEs and their
	Inc.	of VIEs	subsidiaries	subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Net cash provided by/(used in) operating activities	427,168	418,094	(295,912)	(305,429)	—	243,921
Net cash (used in)/provided by investing activities	(703,412)	(294,673)	292,247	222,300	258,798	(224,740)
Net cash (used in)/provided by financing activities	(215,217)	(151,548)	68,126	183,503	(258,798)	(373,934)

	For the Year Ended December 31, 2024
	Waterdrop	Primary Beneficiary	Other non-VIE	VIEs and their
	Inc.	of VIEs	subsidiaries	subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Net cash provided by/(used in) operating activities	1,615,062	(447,373)	(1,546,843)	816,404	—	437,250
Net cash (used in)/provided by investing activities	(922,670)	479,597	1,509,901	(204,603)	(570,588)	291,637
Net cash (used in)/provided by financing activities	(258,425)	59,847	14,909	(585,498)	570,588	(198,579)

	For the Year Ended December 31, 2023
	Waterdrop	Primary Beneficiary	Other non-VIE	VIEs and their
	Inc.	of VIEs	subsidiaries	subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Net cash provided by/(used in) operating activities	621,178	69,715	(536,388)	252,011	—	406,516
Net cash (used in)/provided by investing activities	(299,737)	(1,104,857)	351,187	(573,368)	453,815	(1,172,960)
Net cash (used in)/provided by financing activities	(514,315)	476,331	5,933	108,628	(453,815)	(377,238)

A.[Reserved]

The following selected consolidated statements of comprehensive income data for the years ended December 31, 2023, 2024 and 2025, selected consolidated balance sheet data as of December 31, 2024 and 2025 and selected consolidated cash flow data for the years ended December 31, 2023, 2024 and 2025 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statements of comprehensive loss data for the years ended December 31, 2021 and 2022, selected consolidated balance sheet data as of December 31, 2021, 2022 and 2023 and selected consolidated cash flow data for the years ended December 31, 2021 and 2022 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. You should read this “Selected Financial Data” section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of results we expect for future periods.

The following table sets forth a summary of our consolidated statements of comprehensive (loss)/income for the years ended December 31, 2021, 2022, 2023, 2024 and 2025.

	For the Year Ended December 31,
	2021	2022	2023	2024	2025
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share and per share data)
Operating revenue, net	3,205,914	2,801,768	2,630,707	2,771,821	3,977,761	568,812
Operating costs and expenses
Operating costs	(1,054,475)	(1,019,362)	(1,195,544)	(1,314,740)	(1,943,162)	(277,868)
Sales and marketing expenses	(3,104,769)	(624,478)	(740,451)	(694,769)	(1,120,929)	(160,291)
General and administrative expenses	(530,522)	(388,651)	(402,395)	(367,652)	(310,129)	(44,348)
Research and development expenses	(378,990)	(291,290)	(299,060)	(216,502)	(232,683)	(33,273)
Total operating costs and expenses	(5,068,756)	(2,323,781)	(2,637,450)	(2,593,663)	(3,606,903)	(515,780)
Operating (loss)/profit	(1,862,842)	477,987	(6,743)	178,158	370,858	53,032
Other income/(expenses)
Interest income	48,662	81,713	136,043	149,121	135,697	19,404
Foreign currency exchange (loss)/gain	9,349	4,064	4,342	8,016	276	39
Others, net	9,764	66,929	30,598	25,295	36,618	5,236
(Loss)/profit before income tax, and share of results of equity method investee	(1,795,067)	630,693	164,240	360,590	543,449	77,711
Income tax (expense)/benefit	220,987	(22,976)	(555)	(9,707)	21,608	3,090
Net (loss)/profit	(1,574,080)	607,717	163,685	350,883	565,057	80,801
Preferred shares redemption value accretion	(152,287)	—	—	—	—	—
Net loss attributable to mezzanine equity classified as non-controlling interest	—	—	(3,536)	(16,627)	(3,879)	(555)
Net (loss)/profit attributable to ordinary shareholders	(1,726,367)	607,717	167,221	367,510	568,936	81,356
Weighted average number of ordinary shares used in computing net (loss)/profit per share
Basic	2,990,507,749	3,921,388,720	3,769,679,736	3,650,504,339	3,615,328,154	3,615,328,154
Diluted	2,990,507,749	4,022,467,160	3,880,861,496	3,719,776,955	3,713,518,076	3,713,518,076
Net (loss)/profit per share attributable to ordinary shareholders
Basic	(0.58)	0.15	0.04	0.10	0.16	0.02
Diluted	(0.58)	0.15	0.04	0.10	0.15	0.02

The following table presents our selected consolidated balance sheet data as of December 31, 2021, 2022, 2023, 2024 and 2025.

		As of December 31,
	2021	2022	2023	2024	2025
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	817,719	1,574,171	396,905	986,323	483,003	69,069
Restricted cash	667,664	517,364	577,121	520,588	648,450	92,727
Short-term investments	1,969,362	2,130,377	2,996,527	1,612,619	530,668	75,885
Accounts receivable, net	643,843	675,796	693,110	716,206	1,260,464	180,244
Contract assets	593,500	553,676	707,254	773,185	1,102,432	157,645
Long-term investments	11,812	11,969	211,758	1,114,160	2,284,102	326,622
Total assets	5,250,599	5,922,223	6,148,663	6,453,665	7,100,826	1,015,405
Insurance premium payables(1)	685,028	516,661	591,953	537,344	684,800	97,925
Deferred revenue(2)	803	—	—	—	—	—
Accrued expenses and other current liabilities(3)	498,752	584,123	597,684	704,035	1,140,448	163,082
Short-term loans	—	—	137,557	198,373	47,000	6,721
Deferred tax liabilities(4)	13,551	29,703	73,305	84,185	43,798	6,263
Total liabilities	1,277,173	1,156,095	1,470,209	1,580,097	1,948,898	278,688
Total mezzanine equity	—	—	92,760	76,133	—	—
Total shareholders’ equity	3,973,426	4,766,128	4,585,694	4,797,435	5,151,928	736,717
(1)

Includes amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to us of RMB685.0 million, RMB516.7 million, RMB592.0 million, RMB537.3 million and RMB684.8 million as of December 31, 2021, 2022, 2023, 2024 and 2025, respectively.

(2)	Includes amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to us of RMB0.8 million, nil, nil, nil and nil as of December 31, 2021, 2022, 2023, 2024 and 2025, respectively.
(3)

Includes amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to us of RMB413.4 million, RMB454.0 million, RMB490.7 million, RMB534.9 million and RMB729.7 million as of December 31, 2021, 2022, 2023, 2024 and 2025, respectively.

(4)

Includes amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to us of RMB13.1 million, RMB29.3 million, RMB72.9 million, RMB83.8 million and RMB43.4 million as of December 31, 2021, 2022, 2023, 2024 and 2025, respectively.

The following table sets forth our selected consolidated cash flow data for the years ended December 31, 2021, 2022, 2023, 2024 and 2025.

	For the Year Ended December 31,
	2021	2022	2023	2024	2025
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Net cash (used in)/provided by operating activities	(1,096,652)	765,705	406,516	437,250	243,921	34,881
Net cash (used in)/provided by investing activities	(846,898)	(139,819)	(1,172,960)	291,637	(224,740)	(32,138)
Net cash provided by/(used in) financing activities	2,119,670	(57,457)	(377,238)	(198,579)	(373,934)	(53,471)
Effect of exchange rate changes on cash and cash equivalents	(14,086)	37,723	26,173	2,577	(20,705)	(2,961)
Net increase/(decrease) in cash and cash equivalents and restricted cash	162,034	606,152	(1,117,509)	532,885	(375,458)	(53,689)
Total cash and cash equivalents and restricted cash at beginning of year	1,323,349	1,485,383	2,091,535	974,026	1,506,911	215,485
Total cash and cash equivalents and restricted cash at end of year	1,485,383	2,091,535	974,026	1,506,911	1,131,453	161,796

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary of Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs. The following list summarizes some, but not all, of these risks.

Risks Related to Our Business and Industry

●	Our business and growth are significantly affected by the future prospects of third-party insurance brokerage and agency, medical crowdfunding and healthcare industries, which are rapidly evolving.
●	Our limited operating history and evolving business model make it difficult to evaluate our business and future prospects and the risks and challenges we may encounter.
●	We face intense competition and could lose market share, which could adversely affect our results of operations.
●	We have a history of net losses and negative cash flows from operating activities, and we may not be able to maintain profitability or continue to generate positive cash flows from operating activities in the future.
●	We face uncertainties relating to the change of regulatory regime for insurance related business.
●	If we are unable to manage the risks presented by our international expansion, our financial results and future prospects will be adversely impacted.
●	We may be materially adversely affected by the changes and evolvement in the regulation of medical crowdfunding business
●	The administration, interpretation and enforcement of the regulations applicable to us are evolving and involve uncertainties. We may not be able to stay in constant compliance with the rapidly evolving regulations.
●	Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business and results of operations.
●	We have been or may be subject to penalties for failure to manage our personnel engaging in insurance brokerage activities.
●	Our historical growth rate may not be indicative of our future performance and if we fail to effectively manage our growth, our business, financial condition and results of operations could be adversely affected.
●	We have made investments and allocated resources in the development and application of AI technologies and may face uncertainties with respect to its commercialization and application and the evolving laws and regulations.
●	Any harm to our brand or reputation may materially and adversely affect our business.

Risks Related to Our Corporate Structure

●	Waterdrop Inc. is a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China primarily through (i) our subsidiaries in mainland China and (ii) the VIEs, with which we have maintained contractual arrangements. Investors in our ADSs thus are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with the laws and regulations in mainland China, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our subsidiaries in mainland China, the VIEs, and investors of our company face potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with regulations in mainland China relating to relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” on page 42 for details.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations” on page 48 for details.
●	PRC government’s significant authority in regulating the industries that we operate and our operations and its oversight over securities offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs” on page 48 for details.
●	Evolvements of the legal system in mainland China, including the enforcement of rules and regulations in China and the risk that such rules and regulations can change quickly, could result in uncertainties that could have a material adverse change in our operations and the value of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The legal system in mainland China is evolving, which leads to uncertainties that could adversely affect us” on page 49 for details.
●	We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries in mainland China to make payments to us could have a material and adverse effect on our ability to conduct our business. See the risk factor on page 57 for details.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. See the risk factor on page 59 for details.
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See the risk factor on page 60 for details.

Risks Related to Our ADSs

●	The trading price of the ADSs has been and may be volatile, which could result in substantial losses to investors.
●	If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.
●	Our dual-class voting structure may limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

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

We have been actively exploring boundaries and synergy values of our business and expanding our services. We started with the mutual aid plan services in May 2016, under which we generated management fee income as an operator of the mutual aid plans, and then launched Waterdrop Medical Crowdfunding in July 2016. We began to distribute insurance products underwritten by insurance carriers in our Waterdrop Insurance Marketplace in May 2017, through which we earn brokerage income. We started to charge service fees for medical crowdfunding services in early 2022. There is no assurance that we could bring in new patients to our Waterdrop Medical Crowdfunding platform at the scale as before if patients alternatively initiate crowdfunding campaigns on other platforms providing free crowdfunding services. See “—If we fail to bring in new patients to and attract more donations on our Waterdrop Medical Crowdfunding platform, our business and results of operations could be adversely affected.” We recorded a growth in technical service income in 2025 which may significantly fluctuate in the future. See “—Our historical performance may not be indicative of our future performance and if we fail to effectively manage our business, our financial condition and results of operations could be adversely affected.” In addition, we may also encounter reputational risks, negative feedback from patients and donors, and regulatory uncertainties as we start charging service fees for medical crowdfunding services. Further, we may also enter into other healthcare related industries under our mission to bring insurance and healthcare service to billions through technology. If our healthcare related products and services do not maintain and drive customers’ engagement or if we fail to provide superior customer experience, we may fail to attract new customers or retain sufficient customers for our healthcare related business. Our healthcare business may become increasingly complex in terms of both business model and scale. Moreover, if we are unable to boost the growth of our healthcare related business and operations, or implement our business strategies successfully, we may discontinue or adjust our business model. Our constantly evolving business model makes it difficult to evaluate the risks and challenges we may encounter.

We face intense competition and could lose market share, which could adversely affect our results of operations.

The third-party insurance brokerage and agency industry in China is intensely competitive. Our current or potential competitors include (i) online third-party brokers and agents such as Ant Group and WeSure; and (ii) offline third-party brokers and agents such as Mingya and Datong. New competitors may emerge at any time. We also face competition from traditional insurance intermediaries such as bancassurance, tied agency channel of insurance carriers and direct sales channel of insurance carriers. Additional players may also enter into the rapidly evolving medical crowdfunding space from time to time. We also face intensive competition as more companies tap into the global clinical research and development third-party service market where many market players exist. We also face competition in other healthcare service market as we are exploring healthcare-related business initiatives.

In recent years, the third-party brokerage and agency industry is undergoing fundamental transformation, creating both opportunities and challenges. Insurance carriers are increasingly demanding more sophisticated support in digital infrastructure integration, data analytics for consumer insights, and efficient distribution solutions. At the same time, consumers are developing stronger preferences for seamless online experiences, transparent product comparisons, and efficient claim settlements. These dual pressures require us to continuously adapt our service models and technological capabilities, which entails significant investment and operational adjustments. However, we cannot guarantee that our new initiatives and development will be effective, which could materially impair our competitive position.

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

Even though we had net profits and net cash provided by our operating activities in 2023, 2024 and 2025, we incurred net losses and had negative cash flows from operating activities in the past and we may not be able to maintain profitability or continue to achieve positive cash flows from operating activities in the future.

Our operating costs and expenses may increase in the foreseeable future as we grow our business, acquire new users, invest and innovate in our technology infrastructure, develop our product and service offerings, and increase brand recognition. Any of these efforts may incur significant capital investment and recurring costs, change our existing revenue and cost structures, and affect our ability to maintain profitability. If we fail to maintain profitability or continue to generate positive cash flows from operating activities, we may have to finance ourselves with equity or debt financing, which may not be available at price term favorable to us or at all.

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

The regulatory framework in mainland China’s insurance industry is evolving and undergoing significant changes. Further regulatory development may introduce new regulatory requirements, including disclosure on insurance product information, monetization strategies and sales practices. These changes may require us to adjust our business practice and operations. For example, on October 12, 2021, the China Banking and Insurance Regulatory Commission published the Circular on Further Regulating Certain Issues on Internet Life Insurance Business, or the Circular 108. The Circular 108 requires that the premium of certain short-term (i.e., less than one year) insurance products, such as accident insurance and health insurance, shall be paid in equal installments. We used to provide our consumers the option of monthly payments and the first month payment of premium of certain insurance products is typically lower than subsequent installments. We have adjusted the payment regime to comply with the Circular 108 accordingly. The adjustment of such payment regime may have resulted in a reduction in our attractiveness to potential consumers. The Circular 108 also sets the upper limits on the predetermined fee rate and average supplemental fee rate for certain insurance products, which may affect the amount of insurance brokerage commission we charge on the insurance products and adversely affect our financial condition. In addition, insurance intermediary institutions selling ordinary life insurance products (excluding fixed-term life insurance) and annuity insurance products with terms exceeding ten years must meet certain conditions, including, among others, having not received any material administrative penalty or regulatory actions imposed or taken by any governmental authorities over the last twelve months. Therefore, we may be restricted from selling such insurance products under the Circular 108 if we are imposed with material administrative penalty imposed by PRC governmental authorities. Furthermore, the Circular 108 prohibits customer service personnel of insurance intermediary institutions from actively promoting internet insurance products and provides that their salaries shall not be associated with the sales assessment indicators of internet personal insurance business. It remains uncertain as to how the circular will be implemented and whether the circular will have a material impact on our business, financial conditions, result of operations and prospects. The attention of our management team could be diverted to these efforts to cope with an evolving regulatory or competitive environment. Meanwhile, staying compliant with the restriction may result in limitation to our business scope, limitation to our product and service offerings, and reduction in our attraction to consumers. As a result, our business and results of operations might be materially and adversely affected.

As we gradually expand our insurance operations to Hong Kong and other regions, we face significant regulatory complexities which we may not be familiar with. We face material risks in ensuring compliance across jurisdictions. While we have implemented compliance policies and training programs, evolving regulatory landscapes in relevant jurisdictions create ongoing challenges. We cannot guarantee complete prevention of violations, particularly given the difficulties in monitoring third-party intermediaries. Any regulatory action, even resulting from isolated incidents, could lead to fines, license restrictions, or reputational damage that would materially impact our operations and financial performance in Hong Kong and other regions. In addition, our Hong Kong operations depend on maintaining our insurance brokerage license, which requires periodic renewal subject to regulator’s discretionary approval. The regulators follow established rules and maintain broad discretion to modify requirements or impose new conditions during review, and any adverse findings could delay or prevent renewal. Failure to secure timely renewal would have immediate operational consequences, prohibiting new business and disrupting brokerage fee collection on existing policies. Although we maintain dedicated compliance resources and engage proactively with regulators, the subjective nature of renewal criteria and evolving regulatory expectations create inherent uncertainty. If we cannot successfully renew our insurance brokerage license in a timely manner, or at all, our business operations in Hong Kong and other regions and our financial performance may be materially adversely affected.

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

We have expanded business operations into overseas markets. However, we have limited history and experience operating in jurisdictions outside of mainland China. We have made certain investments, and may further make significant investments to expand our international operations and compete with local competitors. Such investments may not be successful and may negatively affect our operating results. Conducting our business internationally, particularly in countries in which we have limited experience, subjects us to various risks, which include, among others:

●	operational and compliance challenges caused by distance, language, and cultural differences;
●	the resources required to build a local management team in each new market and to localize our service offerings to appeal to consumers in that market;
●	local key management personnel may fail to meet the rigorous operational, regulatory, and strategic requirements necessary for effective operation, optimal decision-making, and market entry;

●	lack of local AI talents which may impede our ability to effectively implement and innovate with advanced AI solutions, potentially weakening our competitive position;
●	compliance challenges caused by unfamiliar laws and regulations;
●	competition with businesses that understand local markets better than we do, that have pre-existing relationships with potential consumers in those markets, or that are favored by government or regulatory authorities in those markets;
●	international geopolitical tensions;
●	political, social and economic instability in any jurisdiction where we operate;
●	international export controls and economic and trade sanctions;
●	legal uncertainty including uncertainty resulting from unique local laws or a lack of clear legal precedent;
●	regulatory press and licenses requirements from local authorities in insurance, crowdfunding or other industries;
●	fluctuations in currency exchange rates;
●	managing operations in markets in which offline activities are favored over online platform or service;
●	adverse tax consequences, including the complexities of foreign value added tax systems, and restrictions on the repatriation of earnings;
●	increased financial accounting and reporting burdens, and complexities associated with implementing and maintaining adequate internal controls;
●	difficulties in implementing and maintaining the financial systems and processes needed to enable compliance across multiple offerings and jurisdictions; and
●	reduced or varied protection for intellectual property rights in some markets.

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

On July 26, 2024, the Ministry of Civil Affairs and other government authorities, jointly published the Administrative Measures for Online Personal Help-seeking Service Platforms, which became effective on September 5, 2024. These measures aim to regulate the operation of online platforms that provide help-seeking services. They confirm that online personal help-seeking service platforms must be supervised and designated by the Ministry of Civil Affairs of the PRC and provide specific requirements. The regulations also provide that online personal help-seeking service platforms can charge reasonable fees, including, among others, establishment of a robust information security management system, prominent disclosure of platform rules, and the creation of independent deposit accounts to manage and use funds for their designated purposes. In addition, these platforms are required to ensure the authenticity of help-seeking posts, actively monitor content to prevent fraudulent, misleading, or harmful information, and implement mechanisms for reporting suspicious activity. The regulations also allow platforms to charge reasonable fees for their services. In December 2024, our Waterdrop Medical Crowdfunding platform has been designated by the Ministry of Civil Affairs as one of the government recognized online personal help-seeking service platforms in mainland China.

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

Our business is subject to governmental supervision and regulation by various PRC governmental authorities, and regulatory bodies may view matters or interpret laws and regulations differently than they have in the past or in a manner adverse to our business. Regulatory authorities have discretion in administration, interpretation and enforcement of these laws, regulations and regulatory requirements, as well as the authority to impose regulatory sanctions on industry participants. In certain circumstances it may be difficult to determine which actions or omissions may be deemed to be in violation of applicable laws, regulations or regulatory requirements. For example, historically, we have offered certain insurance consumers insurance coverage upgrades as part of our sales and marketing activities and the outreaching and conversation by our customer service personnel with such users were considered as conducting telesales of insurance products business by the local regulatory authorities. Pursuant to the laws in mainland China, insurance companies can operate telesales of insurance products business through establishing call centers or collaborating with insurance agencies. We have implemented various measures in response to the alleged non-compliance. As of the date of this annual report, we have cooperated with insurance companies to conduct telesales of insurance products business through Tairui Insurance Agency Co., Ltd., a wholly-owned subsidiary of Zongqing Xiangqian. In particular, we also examined our practice and set up strict internal control policies to deter our customer service personnel misconduct, including among others, prohibiting our customer service personnel from active calling out without the prior consent of users. However, we cannot assure you that our customer service personnel will not engage in any misconduct, and we are uncertain as to whether our rectification measures will be sufficient to ensure full compliance with the regulatory requirements due to the lack of detailed interpretation and implementation of these requirements. Furthermore, due to the lack of further interpretations, the exact definition and scope of “conducting telesales of insurance products business” under the current regulatory regime is unclear. It is uncertain whether we would be deemed to operate telesales of insurance products business because of the conversation by our customer service personnel. Given the evolving regulatory environment of the insurance industry, we cannot assure you that we will not be required in the future by the governmental authorities to obtain approval or license to continue our customer services or complete qualification registration for our customer service personnel in a timely manner. If we fail to comply with these laws and regulations, we could be subject to penalties and operational disruption and our financial condition and results of operations could be adversely affected.

Moreover, we have from time to time been subject, and are likely again in the future to be subject to PRC regulatory inquiries, inspections and investigations. If any non-compliance incident in our business operation is identified, we may be required to take rectification measures in accordance with applicable laws and regulations, or be subject to other regulatory actions, including administrative penalties. For example, in 2023, certain non-compliance incidents relating to our sale of internet insurance products were identified, including our failure to update the information of internet insurance products in a timely manner and retain records of internet insurance transactions in accordance with applicable laws. We were required to rectify such non-compliance incidents within the prescribed time period. In the past, we were also subject to administrative penalties for conducting insurance business in areas where we did not have branches, in violation of applicable laws and regulations. In addition, regulatory scrutiny may also arise from branch-level operations, personnel conduct, the quality of business information and local implementation issues. We have in the past been subject to administrative regulatory actions, and we may in the future receive additional warnings, fines, rectification orders, sanctions against responsible personnel or other measures relating to our branches, responsible personnel, local practices, marketing conduct, information accuracy, policy administration, qualification management or other matters. Even where any single incident is not material in amount, such matters may lead to broader reviews, enhanced supervision, remediation costs, reputational harm, operational disruption and a heightened risk of additional findings across our business. We cannot assure you that we will be able to fully rectify all non-compliance incidents in a timely manner or fully satisfy the regulatory requirements, or we will not be subject to any future regulatory reviews and inspections where other non-compliance incidents might be identified, which might materially and adversely affect our business, financial condition, results of operations and prospects. For example, the current laws and regulations in mainland China remain unclear as to whether our customer service personnel are required to complete the qualification registration as insurance brokerage practitioners in accordance with the laws and regulations in mainland China. In light of the dynamic regulatory landscape, we cannot promise we will not need government approval or licenses for our customer services or staff in the future. Failure to meet these regulations may result in fines, disruptions, and harm to our finances and performance.

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

The practice of insurance intermediary personnel is strictly regulated under the laws and regulations in mainland China. Personnel who engage in insurance brokerage activities are required to be registered with the insurance intermediary regulatory information system of the China Banking and Insurance Regulatory Commission. Insurance brokerage companies that engage in unregistered personnel may be subject to warnings, fines and other penalties by regulatory authorities. On April 16, 2019, the China Banking and Insurance Regulatory Commission issued the Notice for Professional Insurance Intermediaries to Conduct the Verification of Insurance Practitioners’ Practice Registration, requiring that all insurance intermediary institutions to complete the registration for their personnel with the local branches where such personnel are practicing and to complete examination and verification of the registration of all of the registered personnel by July 31, 2019. Some of our insurance brokerage personnel were found being registered with Shuidi Insurance Brokerage rather than its branches where such personnel were practicing. We have been subject to administrative penalties for failure to complete practice registration for our insurance brokerage personnel. We have rectified the identified non-compliance matter related to registration for some of our insurance brokerage personnel. We cannot assure you that we will be able to complete the registration for all of our insurance brokerage personnel in a timely manner due to the increasing number of our insurance brokerage personnel, or that the regulatory authorities would not retrospectively find deficiency in the registration of these personnel and subject us to penalties. Furthermore, the personnel can only practice within the scope specified by the insurance brokerage company that he/she is registered with. We have implemented policies to ensure our insurance brokerage personnel to practice in compliance with the laws and regulations in mainland China. Nevertheless, there can be no assurance that all of such personnel will not practice outside the scope specified by us, or that such personnel will strictly abide by these policies or take their responsibilities under the applicable laws and regulations in connection with insurance brokerage services, which may subject to fines and other administrative proceedings.

Our historical performance may not be indicative of our future performance and if we fail to effectively manage our business, our financial condition and results of operations could be adversely affected.

We had achieved rapid growth in the past, particularly in terms of the number of insurance consumers, the FYP generated through us, and cumulative fund we help patients raise. However, in 2022, we experienced decreases in FYP and revenue as well as the number of new users on our insurance business. Although we began to record increases in FYP and the number of new users as a result of our improved business operations in 2023, 2024 and 2025, there is no assurance that we will be able to resume or maintain our historical performance in future periods. If our growth rates continue to slow or decline, investors’ perceptions of our business and prospects may be adversely affected and the market price of our ADSs could decline.

We generate technical service income from services provided to insurance companies, insurance brokers, agency companies and other business partners, including analytics and intelligent recommendation service, risk assessment technical service, CRM system-based technical services and marketing services. Our ability to sustain and expand such income depends on a number of factors that are subject to substantial uncertainty, including the continued demand for these services, the volume and quality of the data available to support them, our relationships with business partners, our ability to demonstrate measurable value to customers, pricing pressure, collection risk, the continued legality and commercial acceptability of the service scope and delivery model, and the evolving regulatory landscape.

We cannot assure you that we will be able to effectively implement our business plans. We started with the mutual aid plan services in May 2016, under which we generated management fee income as an operator of the mutual aid plans, and then launched Waterdrop Medical Crowdfunding in July 2016. We began to distribute insurance products underwritten by insurance carriers in our Waterdrop Insurance Marketplace in May 2017, through which we earn brokerage income, and we had experienced significant business growth in the past. However, subject to the uncertainty of the macroeconomy, industry and regulatory conditions, we cannot assure you that our FYP and revenue from the insurance business will continue to grow in the foreseeable future. While we plan to further expand user coverage and engagement to improve mindshare, penetrate further into the insurance value chain with strategic partners, invest in data analysis, AI and technology infrastructure and deepen partnership with medical institutions to build up health ecosystem, we cannot assure you that our growth initiatives will succeed. In addition, we are proactively seeking innovative opportunities in healthcare industry. For instance, we have developed a digital platform, E-Find Patient Recruitment, for patient recruitment since late 2021. In 2025, we successfully enrolled 4,153 patients, representing an increase of 21.8% as compared to 2024. However, there is no assurance that we will be able to continue to grow our healthcare related business and operations.

We have made investments and allocated resources in the development and application of AI technologies and may face uncertainties with respect to their commercialization and application and the evolving laws and regulations.

We have made investments and allocated significant resources in AI areas, including hiring and retaining specialized talent and upgrading our technology infrastructure. In 2025, we significantly expanded the deployment of AI across our business operations by launching and scaling our AI-powered products and platforms, including AI Customer Service Agent (“Baoxiaohui” in Chinese), an AI-powered insurance customer service solution, KEYI.AI, an AI-assisted preliminary underwriting assessment tool, AI Medical Insurance Experts, an AI-driven medical insurance advisory service, AI Service Quality Copilot, an AI-driven service quality inspection tool, Waterdrop Sea.AI, an AI agent development platform, and ClawSquare, an AI agent collaboration platform currently under internal development. As of December 31, 2025, we had filed 72 large language model (“LLM”) related patent applications. AI has become a core component of our operational strategy and a material driver of our revenue growth and cost efficiency. We plan to continue to invest capital and other resources into our AI-enabled business operations. However, many of such AI technologies and solutions are still in the growing stages and the commercialization of these new technologies is still subject to uncertainties. Therefore, we cannot assure you that our investment and exploration in AI technology and AI-enabled products and services will be successful. Our operating results may also suffer if our AI technologies are not responsive to the needs of our users, customers and partners, inappropriately timed with market opportunities, or marketed ineffectively. We also face intense competition as many players have also devoted significant resources in the research and development of these technologies. We may also not alter our business practices in time to avoid or reduce adverse effects from any of the foregoing risks. In addition, the regulatory and legal framework on AI applications in mainland China is also evolving rapidly. In recent years, the PRC government authorities have released a series of laws and regulations related to AI services, including the Administration Provisions on Algorithmic Recommendation of Internet Information Services, the Administrative Provisions on Deep Synthesis of Internet Information Services, the Interim Measures on the Management of Generative AI Services, the Measures for Labeling of AI-Generated and Synthetic Content, and National Standards on Generative AI Data Annotation Security and Pre-training Data Security. These regulations may apply to certain AI functionalities that we deploy, depending on their specific use cases. For example, pursuant to the Interim Measures on the Management of Generative Artificial Intelligence Services, the service providers that provide generative artificial intelligence services with public opinion attribute or social mobilization ability are required to apply for security assessment with the national cybersecurity administration authorities in accordance with laws and regulations, and complete the filing for algorithm services in accordance with the Administration Provisions on Algorithmic Recommendation of Internet Information Services. We have completed the filing for “Waterdrop Guardian” (or “Shuishou” in Chinese), one of our proprietary large language models for multiple scenarios in the insurance business. However, as the regulatory framework of AI is still at its nascent stage in China, the interpretation and implementation of the existing measures are evolving rapidly and the PRC regulatory agencies, including the Cyberspace Administration of China, may adopt new laws, regulations, rules, implementation measures and interpretations in the field of vertical AI, which may increase our compliance costs. We will take relevant measures to comply with the new legal requirements. We have completed PRC in-depth synthesis service algorithm filing with the relevant PRC governmental authorities. However, we cannot assure you that our compliance measures are, or will be, always considered sufficient under PRC laws and regulations. Any failure or perceived failure to comply with these laws and regulations could cause negative publicity and disruptions to our business operations, subject us to legal liabilities and adversely affect our financial results.

Our operations involving AI technologies are subject to laws, regulations, and governmental policies that continue to develop across multiple jurisdictions in which we operate. Regulatory frameworks governing AI—including generative AI, data privacy, and automated decision-making—may change significantly. Complying with existing or future regulations may increase our compliance costs, require us to modify our products or business practices, or limit our ability to offer certain AI-driven features.

We utilize AI technologies, including large language models, to power certain functionalities in our products and services, such as our “Waterdrop Guardian” suite. The development and operation of AI technologies involve complex technical processes, and our AI technologies may not always perform as expected. If the data used is incomplete, inaccurate, or subject to insufficient usage rights, the performance of our products and services could be affected.

Furthermore, as we expand the use of AI in our product or service offerings, uncertainty with respect to new and emerging AI technologies, such as vertical AI, may require us to incur additional investment in the development of appropriate protections and safeguards for handling the use of data with AI technologies, which may be costly and could impact our expenses. AI technologies, including vertical AI, may create content that is factually inaccurate or flawed. Such content may expose us to brand or reputational harm and/or legal liability. It is uncertain how various laws related to online services, intermediary liability, and other issues will apply to such content. The use of certain AI technologies presents emerging ethical and social issues, and if we offer solutions that draw scrutiny or controversy due to their perceived or actual impact on users or on society as a whole, we may experience brand or reputational harm, competitive harm, and/or legal liability. It is not possible to predict all of the risks related to the use of AI, and developments in regulatory frameworks governing the use of AI and in related stakeholder expectations may adversely affect our ability to develop and use AI or subject us to liability.

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

Our insurance business may be negatively affected if the insurance carriers on our platform do not continue their relationship with us or if their operations fail.

Our relationship with insurance carriers is crucial to our success. We generate a substantial portion of our revenues from commission fees paid by insurance carriers. Certain insurance carriers have accounted for a significant portion of our revenues in the past. For example, Ergo China Life Insurance accounted for over 10% of our total operating revenue for the year ended December 31, 2025. If one or more of them fail to make payments to us, the settlement of our accounts receivable and financial position would be materially and adversely affected. While we continually seek to diversify insurance carriers on our platform, there can be no assurance that the concentration will decrease. See “—We may have difficulty in collecting receivables due timely, which may affect our cash flow and credit risks management.”

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

We leverage third-party user acquisition channels to attract new users to our platforms and may incur significant costs in paying service fees to our user acquisition channels.

In addition to growing our user base organically, we also cooperate with our user acquisition channels to convert their user traffic into user base of our platform. If our user acquisition channels, for example, due to not being satisfied with the service fee, do not renew their agreements with us, choose to work with our competitors, or terminate their cooperation with us, we may lose potential users and our business and results of operations will be negatively affected. In addition, if our user acquisition channels lose influence over their traffic or otherwise fail to effectively convert their users to our users, our business and results of operations may suffer.

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

Our dependence on third-party traffic channels and related service providers may increase from time to time, and the economics of such channels may deteriorate materially. We rely on third-party platforms, referral and service providers, messaging and authentication infrastructure, and other external channels for user acquisition, user onboarding, conversion and retention. The costs of these channels and services may fluctuate significantly, including due to changes in platform algorithms, pricing models, traffic allocation policies, advertising rules, anti-spam or privacy restrictions, identity-verification requirements, SMS costs, service availability, competitive bidding dynamics or our own product mix and growth strategy. If traffic acquisition or onboarding costs rise materially, if conversion efficiency declines, if access to important channels is restricted or suspended, or if the terms imposed by such third parties become less favorable, our growth, profitability and operating flexibility could be materially and adversely affected. We cannot assure the retention of users from third-party traffic channels, which could materially affect operating results and financial performance.

We may not be successful in increasing the sales of long-term health and life insurance products.

As the consumers’ awareness for health protection and insurance products in China were still substantially lower than in developed countries, many insurance consumers on our platform start with purchases of short-term protection products. We began to offer long-term health and life insurance products at the end of 2018, and we have been endeavoring to raise consumer awareness, and demonstrate the value and importance of long-term health and life insurance, through our interactions with them. The FYP of long-term health and life insurance products generated through us increased to RMB3,023 million in 2025 from RMB2,269 million in 2024. The increase was primarily due to the synergy we have achieved following the acquisition of Shenlanbao. We cannot assure you that we will always be successful in migrating our insurance consumers to long-term health and life insurance products, or otherwise increasing the sales of long-term health and life insurance products. If such failure occurs, our results of operation may be adversely affected.

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

Our offline crowdfunding consulting activities at hospitals conducted by crowdfunding consultants may be restricted or banned.

The operation of our Waterdrop Medical Crowdfunding platform largely relies on offline crowdfunding consulting activities at hospitals conducted by crowdfunding consultants. Our crowdfunding consultants play an important role in identifying patients in need of medical funds and assisting them in completing personal information and uploading medical documentation and other verification documents relating to their medical records and financial status. If our relationship with hospitals worsens, the crowdfunding consultants may be banned from entering the hospitals or patients’ wards, which may materially affect our offline crowdfunding consultancy of our crowdfunding business.

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

If we fail to bring in and retain new consumers and increase engagement of existing users of our insurance business, our business and results of operations could be adversely affected.

Our future growth depends on our ability to continue to bring in and retain consumers and increase engagement of existing consumers of our insurance business. We may not be able to locate or have access to sufficient number of new consumers. In addition, we must stay abreast of emerging user preferences and product trends that will appeal to existing and potential participants and consumers. Our platforms make personalized recommendations of insurance products to users based on their needs, and offer a comprehensive suite of services to ensure a smooth and efficient experience. For users on our insurance marketplace, we also develop insurance products in cooperation with insurance carriers to meet their evolving needs. Our ability to provide these products and services is dependent on our expertise and our data analytical capabilities. However, there is no assurance that the products and services that we offer will cater to the needs of potential or existing users, sustain for a period of time that we expect them to, or be welcomed or accepted by the market at all. If we cannot acquire new users or if users cannot find their desired insurance products on our platform at attractive prices and terms, or if they find their experience with us dissatisfactory, they may use our products and services less, or not at all, lose trust in us, terminate their memberships, surrender their existing policies and turn to other platforms, which in turn may materially and adversely affect our business, financial condition and results of operations.

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

Inability to collect receivables due in a timely manner may affect our cash flow, increase bad debt expenses, and expose us to heightened credit risks. Delays or difficulties in collecting receivables may lead to cash flow disruptions, which may affect our ability to fulfill our short-term obligations, invest in strategic initiatives and maintain sufficient liquidity. Our working capital management may be impacted, which may potentially pose operational challenges on us and even cause potential breaches of contractual agreements if not fulfilled timely. For example, our accounts receivable primarily represents relevant income receivable from insurance carriers. Along with the expansion of our insurance business, insurance-related income from the insurance carriers would increase accordingly, which on the other hand would cause an increase in the accounts receivable. In addition, E-Find Patient Recruitment, as a supplier, relies on partnerships with pharmaceutical and biotech companies, which may fail to settle the payment due in a timely manner. If our business partners delay or default on their payments, deterioration or termination of our relationship with them or a general decrease in business with them, we may not be able to fully recover the outstanding amounts due from them and we may have to make provision for impairment, write off the relevant receivables and/or incur legal costs to enforce our rights. Our business, financial condition and results of operations may be materially and adversely affected if significant receivables are not settled on time, or at all. Receivables collection issues, if persistently existent, may harm our market perception, erode the investor confidence and impact our shareholder value.

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

We were named as a defendant in a putative shareholder class action lawsuit in the past and successfully defended against the putative shareholder class action lawsuit. However, we may be involved in similar class action lawsuits in the future. Any such class action lawsuit, whether or not successful, may utilize a significant portion of our cash resources, divert management’s attention from the day-to-day operations of our company, harm our reputation and restrict our ability to raise capital in the future, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

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

Some of our shareholders also offer products and services competing with ours. For example, WeSure, Tencent’s online insurance brokerage platform offers online insurance distribution services as we do. Tencent beneficially owns 830,085,007 ordinary shares of ours, based on the information contained in the Schedule 13D jointly filed by Tencent Holdings Limited and others with the SEC on May 17, 2021, representing approximately 23.1% of our total issued and outstanding shares as of March 31, 2026. Internet conglomerates in China, such as Tencent and Meituan, have strong technological capabilities, and may independently develop more products and services competing with ours in the future. If competition between us and our shareholders becomes more intense in the future or they cease to cooperate with or provide support to us, our business and results of operations may be materially and adversely affected.

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

We highly rely on our data in every step of our business, in particular, the entire insurance value chain, including research and co-design of insurance products, risk assessment, claim settlement, and policy holder services. We also rely on our data in the development and operation of medical crowdfunding and healthcare business. We currently also use external data sources for our business analysis, which can become unavailable due to regulatory restrictions or other reasons.

Our business may be negatively impacted if the information that we receive from third parties for user verification purpose is inaccurate.

In order to verify the personal and financial information provided by our users, we obtain information from independent third-party data providers. We accordingly establish personal profiles for users and process the users’ crowdfunding campaigns, insurance policy purchase request and claims settlement applications based on such information we collect and the comparison of the information from third parties against those provided by the users themselves. However, as credit reporting systems for individuals in China are in their early stages of development, there are limited public sources available to verify the financial and other information of individual user, and the systems may not be able to reflect the actual profiles of these users constantly and accurately. Although we have developed our risk assessment and control procedures and policies and have devoted efforts to verifying the information provided by the users before we offer them our products or services, the effectiveness of such risk assessment is conditioned on the accuracy and completeness of the user information we obtain. We cannot guarantee the completeness or accuracy of any information we obtain with respect to any particular user. If the data and information we rely on are inaccurate or obsolete, we are exposed to higher risks of fraudulent user behavior. As a result, our business and operations could be materially and adversely affected.

We may fail to maintain the capability and accuracy in actuarial analysis.

We operate an intelligent system where we code underwriting criteria set by insurance carriers in our system and the system automatically generates eligibility for purchasing insurance products. Leveraging our deep understanding of consumer needs and actuarial capabilities, we also collaborate with some insurance carriers to co-design new insurance products. The proper functioning of our actuarial and statistical analysis, product pricing suggestion, risk assessment, financial control, accounting, user database, customer service and other data processing systems is highly critical to our business and our ability to compete effectively. We rely on our dedicated talents with actuarial expertise to conduct actuarial analysis, and we rely on our research and development team to enhance our data capabilities to perform pricing modeling. We cannot assure you that we will successfully retain our employees with actuarial expertise or to hire new ones.

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

We accept a wide variety of payment methods, including bank transfers and online payments through third-party online payment platforms, such as Weixin Pay, UnionPay and Alipay, in order to ensure smooth user experience. For certain payment methods, we pay varying transaction fees, which may increase over time and increase our operating costs and lower our profit margins. We may also be subject to fraud, money laundering and other illegal activities in connection with the various payment methods we accept if we cannot implement risk assessment measures effectively.

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

The internet, and particularly the mobile internet, has gained increasing popularity in China as a platform for insurance products and content as well as for medical crowdfunding in recent years. However, certain participants in the insurance industry, especially traditional insurance companies, and many insurance clients have limited experience in handling insurance products and content online, and some insurance customers may have reservations about using online platforms. For example, clients may not find online content to be reliable sources of insurance product information. Some insurance companies and reinsurance companies may not believe online platforms are secure for risk assessment and underwriting support. Others may not find online platforms effective when promoting and providing their products and services, especially to targeted clients in lower-tier cities or rural areas. In addition, the online medical crowdfunding industry is relatively nascent and is at its early stages of development. The donors may be concerned of the genuineness of medical crowdfunding campaigns initiated through internet platforms and the effective tracking of the use of proceeds from donations by internet platforms. The fundraisers may also cast doubt on the transparency of the online fundraising campaigns. If we fail to educate the insurance customers, donors or fundraisers about the value of our platforms and our products and services, our growth will be limited and our business, financial performance and prospects may be materially and adversely affected. The further acceptance of the internet and particularly the mobile internet as an effective and efficient platform for insurance products and content, and medical crowdfunding is also affected by factors beyond our control, including negative publicity and restrictive regulatory measures. If online and mobile networks do not achieve adequate acceptance in the market, our growth prospects, results of operations and financial condition could be harmed.

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

The costs of identifying and consummating strategic acquisitions may be significant and subsequent integrations of newly acquired companies, businesses, assets and technologies would require significant managerial and financial resources and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our growth and business operations. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities and exposure to potential unknown liabilities of the acquired business. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. If our portfolios do not perform as we expect, our results of operation and profitability may be adversely affected. In June 2023, we entered into definitive transaction documents in relation to the acquisition of Shenlanbao, which provides insurance knowledge-based content and insurance product reviews through multiple online channels to attract users, and convert them into insurance consumers to generate commission. Pursuant to these transaction agreements, we agreed to acquire up to 100% of the equity interest in Shenlanbao through multiple closings. We completed the acquisition of 60% of the equity interest in Shenlanbao with a cash payment of RMB216.0 million in 2023. In March 2025, we entered into an additional agreement in relation to the acquisition of the remaining 40% of the equity interest in Shenlanbao. All of the closing conditions for the acquisition of the remaining 40% of the equity interest in Shenlanbao had been met as of June 30, 2025, and since then, Shenlanbao has been 100% owned by us. The transaction was treated as an equity transaction and the difference between the consideration paid and the carrying amount of the previously recorded redeemable non-controlling interest was recognized in equity. We have consolidated the financial results of Shenlanbao into our consolidated financial statements since July 2023. In 2023, 2024 and 2025, we recorded goodwill and other intangible assets of RMB198.3 million, RMB177.8 million and RMB177.8 million (US$25.4 million) as a result of the acquisition of Shenlanbao. If the acquired businesses or assets do not generate the financial results we expect and incur losses, or if any goodwill and other intangible assets impairment test triggering event occurs, we may need to revalue or write down the value of goodwill and other intangible assets in connection with such acquisitions, which would harm our results of operations.

Given that some of our investees are emerging companies that are still in the development stages, investments in such companies are inherently risky. These companies may also have relatively short operating histories and it may cost a significant time for these companies to grow their business and to gain traction in the industry. Moreover, they may not have sufficient resources to fulfill their financial obligations, particularly during economic slowdowns. Meanwhile, we are diversifying investment portfolios. Some of our investees are funds that are subject to lock-up periods and may require several years before exit opportunities arise. Our investments in these portfolios are therefore relatively speculative and subject to a number of risks. Accordingly, we may fail to realize our anticipated returns on investments in such investees, and may even experience a total loss on such investments. Furthermore, the due diligence that we performed in our investments may not reveal all material facts needed for investment decision-making and may not guarantee that our investments would be successful. General operational risks, such as inadequate or failed internal controls of our investees, may also expose our investments to risks. If any of these risks were to happen, our business, financial condition and results of operations may be adversely and materially impacted.

Failure to maintain our cooperation with Tencent could have a material adverse effect on our business and prospects for growth.

Our business has benefited from our collaboration with Tencent, one of our principal shareholders, and we expect to continually leverage our collaboration with Tencent in the foreseeable future. Tencent beneficially owns 830,085,007 ordinary shares of ours, based on the information contained in the Schedule 13D jointly filed by Tencent Holdings Limited and others with the SEC on May 17, 2021, representing approximately 23.1% of our total issued and outstanding shares as of March 31, 2026.

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

If we fail to implement and maintain an effective system of internal controls over financial reporting, or if identified control issues are not timely and effectively addressed, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2025. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” However, if we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to produce timely and accurate financial statements and may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If that were to happen, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could lead to a decline in the market price of our ADSs and we could be subject to sanctions or investigations by the NYSE, SEC or other regulatory authorities. We may also be required to restate our financial statements for prior periods. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

We have granted and may continue to grant awards under our share incentive plans.

We adopted our 2018 Share Incentive Plan, as amended and restated, which we refer to as the 2018 Plan, and our 2021 Share Incentive Plan, as amended and restated, which we refer to as the 2021 Plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to secure and retain the services of eligible award recipients and to provide incentives for such persons to exert maximum efforts for our success. We recognize expenses in our consolidated financial statements in accordance with U.S. GAAP. Under the 2018 Plan and the 2021 Plan, we are authorized to grant options, restricted shares, restricted share units and other types of share awards. As of March 31, 2026, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the 2018 Plan is 384,159,746 Class A ordinary shares, and we have outstanding options with respect to 63,818,050 Class A ordinary shares and outstanding restricted share units with respect to 35,721,640 Class A ordinary shares granted to our employees, directors and consultants under the 2018 Plan. As of March 31, 2026, the maximum aggregate number of Class A ordinary shares that may be issued pursuant to all awards under the 2021 Plan is 456,028,400 Class A ordinary shares, and we have outstanding restricted share units with respect to 65,949,170 Class A ordinary shares granted to our employees, directors and consultants under the 2021 Plan. We expect to incur substantial share-based compensation expenses in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. Further, we may re-evaluate the vesting schedules, lock-up period, exercise price or other key terms applicable to the grants under our equity incentive plan from time to time. If we choose to do so, we may experience substantial change in our share-based compensation charges in the future reporting periods. For further information on our equity incentive plan and information on our recognition of related expenses, please see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

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

In addition, the United States government has taken efforts to limit the outbound U.S. investments to China. In particular, the Department of Treasury issued a final rule to implement the executive order, providing details on technical specifications and other aspects of the operative regulations, which came into effect on January 2, 2025. This is referred to as the Outbound Investment Rule. The Outbound Investment Rule imposes investment prohibitions and notification requirements on U.S. persons for a wide range of investments in entities associated with “countries of concern,” currently only China, that are engaged in activities relating to (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. These entities are collectively defined as “Covered Foreign Persons.” U.S. persons subject to the Outbound Investment Rule are prohibited from making, or required to report, transactions involving Covered Foreign Persons that are defined as “covered transactions,” although the Outbound Investment Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities. The Outbound Investment Rule introduces new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers including us. We do not believe that Waterdrop Inc. would be defined as a Covered Foreign Person under the Outbound Investment Rule because we do not engage in a “covered activity” (as defined in the Outbound Investment Rule) or otherwise meet the definition of Covered Foreign Persons provided in the Outbound Investment Rule. However, there is no assurance that the U.S. Department of Treasury will take the same view as ours. If we were to be deemed a “Covered Foreign Person,” and if U.S. persons were to engage in a “covered transaction” (as defined under the Outbound Investment Rule) that involves the acquisition of our equity interests, such U.S. persons may need to make a notification pursuant to the Outbound Investment Rule. In addition, even though U.S. persons’ acquisitions of publicly traded securities (such as our ADSs) will be exempted from the scope of covered transactions under the Outbound Investment Rule, the rule could still limit our ability to raise capital or contingent equity capital from U.S. investors given that the relevant laws, regulations, and policies continue to evolve and we cannot rule out the possibility of being deemed a Covered Foreign Person in the future due to different views taken by the U.S. Department of Treasury, potential amendments to the Outbound Investment Rule or the introduction of additional regulations. For example, the U.S. government has issued a broadly worded “America First Trade Policy” and an “America First Investment Policy” that seek to further restrict U.S. investments involving China (including possibly expanding technologies subject to investment restrictions and narrowing related exceptions (including those related to publicly traded securities)). It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term and the ability of Chinese companies to raise capital from U.S. investors. Furthermore, on December 18, 2025, the Comprehensive Outbound Investment National Security Act of 2025, or the COINS Act, was signed into law. The COINS Act largely preserves the core framework of the Outbound Investment Rule, while expanding its scope and coverage in certain respects. The COINS Act will not become effective until the U.S. Department of the Treasury issues implementing regulations, which must be promulgated through notice-and-comment rulemaking and no later than March 13, 2027. Accordingly, the Treasury may amend, expand or otherwise modify existing outbound investment prohibitions and restrictions pursuant to the COINS Act.

Moreover, sanctions and export control measures are unilaterally imposed by the U.S. or other jurisdictions from time to time. For example, on September 29, 2025, the U.S. Department of Commerce’s Bureau of Industry and Security (BIS) issued an immediately effective interim final rule that, among others, extends Entity List and Military End-User List restrictions to entities that are 50% or more owned, directly or indirectly, by parties designated on those lists. This rule is currently suspended for one year. If implemented, these measures are expected to have significant impact on the targeted countries, markets and/or entities, making compliance more complicated and time-consuming and increasing the risk of inadvertent omissions. Chinese companies may be affected by such sanctions or export control measures. We may also be exposed to risks in dealing with business partners subject to sanctions or export controls. As a result, we could be required to incur additional costs to comply with these regulations and measures and could face penalties for any violation, even if inadvertent.

Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities across the globe, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on the demand of our services, and thus negatively affect our business, prospects, financial condition, and results of operations.

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

We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China primarily through (i) our subsidiaries in mainland China and (ii) the VIEs, with which we have maintained contractual arrangements. Holders of our ADSs thus are not holding equity interest in our operating entities in China but instead are holding equity interest in a Cayman Islands holding company. The legality and enforceability of the contractual agreements between our subsidiaries in mainland China, the VIEs, and their nominee shareholders, as a whole, have not been tested in a court of law in mainland China as of the date of this annual report. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with the laws and regulations in mainland China, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our ADSs may decline in value or become worthless if we are unable to assert our contractual rights over the assets of the VIE, which contributes 64.9% of our revenues in 2025. Our holding company in the Cayman Islands, the VIEs and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company.

Foreign ownership in entities that provide value-added telecommunication services is subject to restrictions under current PRC laws and regulations, unless certain exceptions are available. Specifically, foreign ownership of a value-added telecommunication service provider may not exceed 50% (except for e-commerce, domestic multi-party communication, storage and forwarding classes and call centers) under the Special Administrative Measures for Access of Foreign Investment (Negative List) (2024 Edition), which is jointly promulgated by the National Development and Reform Commission and the Ministry of Commerce and became effective on November 1, 2024. Foreign investment in the insurance industry in mainland China is extensively regulated and the relevant authorities have broad discretion in approving the conversion of a domestic company engaged in insurance-related business into a foreign-invested entity. To comply with the applicable laws and regulations in mainland China, we conduct such business through the VIEs and their subsidiaries, including Zongqing Xiangqian and Shuidi Insurance Brokerage. As of the date of this annual report, Zongqing Xiangqian and certain subsidiaries of Zongqing Xiangqian hold the license for provision of internet information services. Shuidi Insurance Brokerage and certain other subsidiaries hold the Insurance Intermediary License issued by the National Financial Regulatory Administration, which allows them to conduct insurance brokerage and agency business in China. In addition, Tairui Insurance Agency Co., Ltd. and Haike (Tianjin) Insurance Brokerage Co., Ltd, respectively, hold the Insurance Intermediary License issued by the local branch of National Financial Regulatory Administration, which allows it to conduct insurance agency business in China. Our WFOE, Waterdrop Technology, has entered into a series of contractual arrangements with the VIEs and their shareholders, which enable us to:

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

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in mainland China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside mainland China. Although the PRC authorities may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. The Provisions on Strengthening Confidentiality and Archives Management of Overseas Securities Issuance and Listing by Domestic Enterprises, which became effective on March 31, 2023, provides that the investigation and evidence collection in relation to the oversea securities offering and listing of the China-based domestic companies by the overseas securities regulatory authorities and other authorities shall be conducted through the cross-border cooperation mechanism for supervision and administration and the China-based domestic companies shall obtain the prior consent from the CSRC or relevant authorities before cooperating with such overseas securities regulatory authorities or relevant authorities in connection with the inspections or investigations or providing required documents to such overseas securities regulatory authorities or relevant authorities. The inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may increase difficulties faced by you in protecting your interests. See also “—Risks Related to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

We have used our best efforts to notify mainland China residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being mainland China residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the mainland China residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As of the date of this annual report, Mr. Peng Shen and Mr. Wei Ran, who currently hold direct or indirect ownership interests in our company, have completed the initial registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. We cannot assure you that all shareholders or beneficial owners of ours who are mainland China residents, including the beneficiaries of certain trusts directly or indirectly holding interest in our company have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by SAFE regulations.

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

Substantially all of our income and expenses are denominated in Renminbi and our reporting currency is Renminbi. Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would reduce the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of paying dividends or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amount available to us.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified so after we file this annual report on Form 20-F for the fiscal year ended December 31, 2025.

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

Our ADSs became listed on the NYSE on May 7, 2021. The closing trading price of our ADSs ranged from US$1.12 to US$2.04 per ADS in 2025. The trading price of the ADSs has been volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies in relevant industries and those with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

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

As of March 31, 2026, Mr. Peng Shen beneficially owns all of our issued Class B ordinary shares and held approximately 72.1% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors, and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay, or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control may limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

We are a “controlled company” within the meaning of the NYSE Listed Company Manual and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the NYSE Listed Company Manual because Mr. Peng Shen, our chairman of the board of directors and chief executive officer, owns more than 50% of our total voting power. For so long as we remain a “controlled company” under that definition, we are permitted to elect to rely, and may rely, on exemptions from certain corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. Currently, we rely on the exemption with respect to the requirements that (i) a majority of our board of directors be composed of independent directors, (ii) a nominating committee composed entirely of independent directors, and (iii) a compensation committee composed entirely of independent directors. If we choose to rely on additional exemptions in the future, our shareholders may not be afforded the same protection that they would otherwise enjoy under these exempted NYSE corporate governance listing standards.

Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our ADSs for return on your investment.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands exempted company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, although we declared cash dividend on several occasions in recent years, the return on your investment in our ADSs will still likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs, ordinary shares, or other equity securities in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. All ADSs representing our Class A ordinary shares are freely transferable by persons other than our “affiliates” without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act.

In the future, we may sell additional ordinary shares, ADSs, or other equity securities to raise capital, and our existing shareholders could sell substantial amounts of the ordinary shares or ADSs, including those issued upon the exercise of outstanding options, in the public market. We cannot predict the size of such future issuance or the effect, if any, that they may have on the market price for our ADSs. The issuance and sale of a substantial amounts of ordinary shares, ADSs, or other equity securities, or the perception that such issuances and sales may occur, could adversely affect the market price of our ADSs and impair our ability to raise capital through the sale of additional equity securities.

Certain holders of our Class A ordinary shares have the right to cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act regulating liability for insiders who profit from trades made in a short period of time;
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and
●	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

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

We believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2025, which could result in adverse U.S. federal income tax consequences to U.S. Holders of the ADSs or our Class A ordinary shares.

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

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our ADSs, we believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2025, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

In May 2021, we listed our ADSs on the New York Stock Exchange under the symbol “WDH.”

Since late 2021, we have developed a digital platform, E-Find Patient Recruitment, for patient recruitment. E-Find helps pharmaceutical companies find matches for clinical trials. People in need, mostly patients, can have access to investigational new drugs and frontier innovative therapies at reduced treatment costs through E-Find.

In June 2023, we acquired Shenlanbao, which provides insurance knowledge-based content and insurance-product reviews through multiple online channels to attract users and convert them into insurance consumers to generate commission. In March 2025, we entered into a separate and new share purchase agreement with all non-controlling shareholders of Shenlanbao to acquire all the remaining equity interests in Shenlanbao. All of the closing conditions included in the new agreement had been met as of June 30, 2025, and since then, Shenlanbao has been wholly owned by us.

In December 2024, Waterdrop Medical Crowdfunding was designated by the Ministry of Civil Affairs of the People’s Republic of China as the personal help-seeking online service platform, signifying a new era of healthier and more regulated development for personal help-seeking online service platforms.

In 2025, we launched a series of AI applications purpose-built for the insurance sector, including “KEYI.AI”, an intelligent underwriting assistant that reduced manual processing time from several minutes to near-instantaneous decisions, and “Waterdrop Sea.AI”, a low-code platform for the rapid development and deployment of AI agents.

Our principal executive offices are located at Room B802, 8th Floor, No. 203 Wangjing Lize Zhongyuan Zone 2, Chaoyang District, Beijing, People’s Republic of China. Our telephone number at this address is +86 10 5339-4997. Our registered office in the Cayman Islands is located at the Office of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. You can also find information on our website ir.waterdrop-inc.com. The information contained on our website is not a part of this annual report.

B. Business Overview

We are a leading technology platform dedicated to insurance and healthcare service with a positive social impact.

Insurance Business

We provide various health and life insurance products to meet the growing protection demand of our consumers. As a portal for both insurance consumers and insurance carriers, our insurance business integrates data, systems and services, and facilitates smooth execution flow and consumer experience leveraging our technology capabilities.

Consumers of Insurance Business

Our insurance business aims to serve consumers with growing awareness in insurance protection who are yet underserved by insurance carriers or brokers in a traditional manner. As of December 31, 2025, the cumulative number of insurance consumers we served, including those we served through Shenlanbao Insurance Marketplace following our acquisition of Shenlanbao, was approximately 123.4 million, 38.9 million of which were paying insurance consumers.

Our insurance users include bread winners from lower-tier cities who are not fully covered by insurance carriers or agents, the younger generation of internet users who are new to insurance, and consumers who otherwise cannot afford or are not aware of insurance products without affordable insurance products and consumer education that we offer.

Consumers come to our insurance business through a variety of channels. We have cooperated with third-party traffic channels to acquire users in the public domain. Additionally, our medical crowdfunding operation also directs traffic to our insurance marketplace. Our private domain channels, primarily social media followers, returning users whose policies have expired, and existing users renewing or adding policies for themselves or their families, also form a significant source of users.

Products Tailored for Consumers of Insurance Business

We offer a wide array of health and life insurance products. As of December 31, 2025, we collaborated with 103 insurance carriers to offer 2,379 types of health and life insurance products on Waterdrop Insurance Marketplace. Out of the 2,379 types of products: 1,105 were short-term health insurance, while 1,274 were long-term health and life insurance; 1,721 were health insurance, while 658 were life insurance. We generally select and offer products that represent great value, address demands of our consumers, or have already gained popularity on the market. For most products, we offer consumers the flexibility of monthly or annual payment options.

Utilizing our in-depth understanding of consumer needs, alongside our data analytics and actuarial expertise, we partner with select insurance carriers to co-develop new products and iterate on existing insurance offerings. We actively drive industry-wide product innovation to better address evolving market demands. In 2025, we introduced “Kan Bing Bao (看病保),” an industry-first long-term guaranteed renewable medical insurance product offering both a health declaration waiver and a zero deductible, and “Quan Jia Fu (全家福) Family Protection Plan,” a single-policy solution covering multiple family members. Our specialized offerings for consumers with pre-existing health conditions continue to gain broader market adoption by lowering barriers to coverage for those underserved by traditional health insurance.

Currently, co-developed products constitute a majority of insurance products offered on Waterdrop Insurance Marketplace. Following the design phase, we are able to establish system connectivity with the relevant insurance carriers and bring a co-developed product to market in as little as one week. Such products are underwritten by our insurance carrier partners and are generally offered exclusively on Waterdrop Insurance Marketplace, strengthening our collaborative relationships with these insurance carriers while enhancing our platform’s attractiveness to consumers.

The tables below set forth the summary of insurance products we offered.

	For the Year Ended
	December 31,
	2025
FYP (1)	(RMB million)	(%)
Short-term insurance	19,960	86.8
Long-term insurance	3,023	13.2
Total	22,983	100.0

	For the Year Ended
	December 31,
	2025
Number of Policies (1)	(thousand)	(%)
Short-term insurance	12,774	97.3
Long-term insurance	351	2.7
Total	13,125	100.0

	For the Year Ended
	December 31,
	2025
FYP (1)	(RMB million)	(%)
Health insurance
Medical insurance	16,498	71.8
Casualty insurance	514	2.2
Critical illness insurance	4,092	17.8
Others(2)	398	1.8
Life insurance	1,481	6.4
Total	22,983	100.0

	For the Year Ended
	December 31,
	2025
Number of Policies (1)	(thousand)	(%)
Health insurance
Medical insurance	10,086	76.8
Casualty insurance	857	6.5
Critical illness insurance	2,094	16.0
Others(2)	71	0.6
Life insurance	17	0.1
Total	13,125	100.0

Notes:

(1)	The calculation of FYP and number of policies includes those insurance products offered through Shenlanbao Insurance Marketplace.
(2)	Mainly consist of disability insurance.

AI-embedded service process and operational flow

Our insurance business offers consumers a range of AI-integrated channels to explore and select health plans, including intelligent self-service online platforms and technology-assisted consultations conducted by experienced advisors. The acquisition of Shenlanbao has further strengthened our expertise in providing long-term insurance consultation services.

Short-Term Insurance Sales on Online Marketplace

Upon acquisition, consumers are directed to our online insurance marketplace, accessible through our mobile applications, Weixin Official Accounts, or Mini Programs. Our proprietary algorithms analyze user interests and behavioral signals in real time to generate product recommendations tailored to users’ needs and profile. AI capabilities are embedded to further enhance user experience. Our AI Medical Insurance Experts interact with users with relevant needs through voice interactions, delivering product recommendations and preliminary support, and improve the efficiency of initial lead engagement and follow-up. For users seeking assistance, AI Pro Insurance, an LLM-powered conversational agent, is available around the clock to provide immediate and accurate responses to inquiries through a chat interface, enhancing overall user satisfaction.

Long-Term Insurance Advisory

As users transition from short-term policyholders to prospective long-term insurance consumers, they develop a deeper awareness of their health protection needs and seek more comprehensive coverage. To address this, we have established a hybrid advisory model that combines AI-driven pre-sales engagement with dedicated human consultation.

At the pre-sales stage, our AI Super Pre-Sales Assistant and Xiao Bao AI Consultant conduct initial consultations with users to gather essential user profiles, which are then routed to experienced human consultants for follow-up. Our intelligent assignment system matches users to consultants based on advisor expertise and user needs, ensuring continuity and quality throughout the advisory process.

To further enhance consultant productivity and advisory accuracy, we equip our consulting team with a set of proprietary AI tools. Life Planner Copilot is an AI-powered knowledge assistant that enables consultants to query product terms and coverage details across a database of over 7,000 insurance products, delivering instant and accurate responses to complex product questions. KEYI.AI assists consultants in conducting real-time eligibility assessments, determining whether a user meets the health declaration requirements of their products of interest and enabling consultants to provide more accurate and efficient advisory.

Through our online marketplace and advisory services, we help users navigate their insurance journey and build a meaningful foundation of life and health protection.

Post-Sales Service, Claims Review and Quality Control

Our post-sales service operates on a hybrid model combining human expertise and AI capability, ensuring every policyholder inquiry is addressed with speed and precision. Our AI Customer Service Agent serves as the frontline of our post-sales operation, available across both text and voice channels, with over a million inquiries answered in a single month.

Beyond inquiry resolution, we have deployed an intelligent claims review system that automates claim information compilation and conducts preliminary claim assessments on behalf of select insurance carriers, compressing the claims cycle and delivering a materially improved experience for policyholders at one of the most critical touchpoints in their insurance journey.

Maintaining consistent service quality is central to our operations. Our dedicated quality assurance team conducts systematic reviews of service interactions to ensure adherence to established service standards. To improve the efficiency and coverage of this process, we have deployed AI Service Quality Copilot to automate first-pass quality reviews. As of the fourth quarter of 2025, the system has improved per-capita quality review efficiency by 175% since deployment.

Shenlanbao Insurance Marketplace

Shenlanbao provides insurance knowledge-based content and insurance product reviews through multiple online channels to attract users and convert them into insurance consumers to generate commission. We acquired a 60% equity interest in Shenlanbao in 2023, and completed the acquisition of the remaining 40% in 2025, making Shenlanbao a wholly-owned subsidiary. Since we acquired control of Shenlanbao in July 2023, its financial results have been consolidated into our financial statements.

Partnership with Insurance Carriers

As of December 31, 2025, we collaborated with 103 insurance carriers, including life and health insurance carriers and P&C insurance carriers. The depth and breadth of our insurance carrier network allows us to present a comprehensive suite of product options to consumers.

Our insurance platform is built on a secure and scalable infrastructure that is connected to the systems of insurance carriers. The connected systems process product, policy and consumer information, and integrate functions such as new insurance policy entry, underwriting verification, premium collection (initial or renewal), insurance policy renewal (automatic or manual), after-sales administrative services (cancellation and refund), and other insurance policy related administrative services.

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

Technical Services to Insurance Carriers

We provide a range of technical services to insurance companies, brokers, and agency companies, including data analytics and intelligent recommendation services, risk assessment, customer relationship management, customer complaint management, claims assistance and investigation, and user referral services, among others.

For certain insurance company partners, we offer risk assessment services. Leveraging our proprietary data assets and sophisticated risk assessment models, we have developed an intelligent system capable of identifying, evaluating, and quantifying the underwriting risks of policy applicants in real time. The system draws upon extensive historical business data, behavioral analytics, and multi-dimensional risk indicators to generate dynamic risk profiles, enabling our partners to make more informed and timely underwriting decisions.

We provide marketing services to select insurance carriers across our website and mobile applications. Our user analytics and intelligent recommendation engine accurately matches insurance products to individual users and dynamically customizes display pages to reflect each user’s profile and preferences.

In addition, our proprietary customer relationship management (“CRM”) system streamlines insurance product sales and customer relationship management for select insurance brokerage and agency companies.

Waterdrop Medical Crowdfunding

We launched our medical crowdfunding platform, Waterdrop Medical Crowdfunding, in July 2016 to provide medical costs support by bringing together those who are seeking help and who are willing to help through social network. As of December 31, 2025, around 490 million people cumulatively had donated an aggregate of RMB72.3 billion to 3.68 million patients through Waterdrop Medical Crowdfunding.

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

Online Dissemination and Fundraising

Patients can share their campaigns through our applications, Weixin Official Account and Mini Programs, allowing friends, family and acquaintances to view their story and donate directly through crowdfunding links. Social network visibility of donors encourages further sharing and contributions. We may enhance campaign visibility with technical support, and campaign pages also contain promotion of our online insurance marketplace.

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

From our inception through December 2021, we provided crowdfunding services free of charge, bearing all associated operational expenses. Beginning in early 2022, we introduced a platform service fee for campaigns conducted through Waterdrop Medical Crowdfunding. The fee is charged at a modest percentage of each withdrawal amount, subject to a predetermined maximum cap per campaign. The collected fees are used to support our ongoing operations and platform development.

Risk Assessment for Waterdrop Medical Crowdfunding

Rigorous Vetting with AI-driven Verification

Through our multi-dimensional vetting process, we can take appropriate and timely steps when fraud and risks arise. We adopt a preliminary information verification and approval procedure at the campaign initiation stage, using blacklist databases to filter out ineligible patients. We then review the campaign pages, perform real-name authentication, and validate submitted receipts through a model that integrates a Medical Knowledge Graph with credential validation. This model cross-references clinical logic, pharmacy qualifications, and other data to precisely identify fabricated receipts and prevent fund misappropriation.

Throughout the campaign, we use real-time fraud detection methods, including social network validation and big data analytics. An LLM-powered engine scans campaign content, comments and hidden clues, feeding insights into a risk identification matrix that tracks high-risk scenarios and continuously improves detection accuracy. We will suspend the campaign immediately if any potential fraud or misuse is detected, which automatically triggers a manual investigation. We may monitor fund usage and patient status post-withdrawal, disbursing funds in installments and requiring payment receipts for subsequent releases. Upon confirmation of fraud or misuse, we will refund the successfully retrieved funds to donors, and take legal action if needed to ensure accountability and protect donors on our platform.

Transparent and Secure Fund Management

Before releasing funds to patients, we implement a 24-hour contestability period for inspection and supervision. If any complaints or rejections are received, we will suspend fund remittance and investigate. Donations for confirmed fraud campaigns will be refunded. Additionally, we collaborate with hospitals to directly remit funds to hospital accounts in certain situations, bypassing personal patient accounts to prevent fraud. Our evaluation system gives donors clear insights into how their contributions are allocated and used, further enhancing transparency and traceability of fund distribution.

To further enhance security, we partner with a trusted third-party commercial bank to manage custodial accounts for each patient. Funds are released only after patient applications receive our approval, and if funds are misused or any fraud is detected, we immediately investigate, refund the successfully retrieved funds to donors, and take legal action if needed.

These measures collectively ensure accountability, transparency, and protection for all stakeholders.

Healthy Growth in the Regulated Environment

Under the guidance of the Ministry of Civil Affairs, we co-drafted and implemented the Internet Medical Crowdfunding Platform Self-Discipline Convention, which establishes a blacklist for patients who falsify records, exaggerate conditions, or misuse funds. This list is publicly available and regularly updated, and platforms adhering to the convention deny services to blacklisted patients.

On September 5, 2024, the Ministry of Civil Affairs of the PRC, along with other government authorities, jointly announced the Administrative Measures for Online Personal Help-seeking Service Platforms, establishing the legal framework for the fundraising sector and providing guidance on management and information transparency. Building on this framework, our Waterdrop Medical Crowdfunding platform was designated as one of the government-recognized online personal help-seeking service platforms in mainland China.

Dedicated Crowdfunding Consultants Team

As of December 31, 2025, we have an offline crowdfunding consultant team serving patients across 31 provinces and 311 cities nationwide, as well as an online team for direct users. These consultants handle enquiries, conduct initial patient verification, and review campaigns. They undergo specialized training in standard procedures and medical knowledge, and are evaluated based on campaign success, service quality, and compliance, not on quantity.

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

Clients of our patient recruitment services mainly include multinational and Chinese biopharmaceutical companies and leading biotechnology companies. In 2025, we cooperated with 298 pharmaceutical companies and CROs. Our patient recruitment services cover Phase I to Phase III clinical trials for a wide range of therapeutic areas, including oncology, chronic diseases and rare diseases.

Leveraging the patient resources from Waterdrop Medical Crowdfunding, we have a wide reach of patients for potential trial enrollment across all major therapeutic areas and all geographical locations. To efficiently match these patients with suitable clinical trials, our subsidiary Beijing Yifan Fengshun Medical Technology Co., Ltd. secured the first national invention patent in China regarding intelligent patient matching technology for clinical drug trials. Capable of deeply interpreting complex medical records and trial protocols, our system enables high-precision, automated matching between patients and clinical trials. After identifying potential subjects, we will obtain their consent before we refer these patients to our clients who will work with trial sites for further determination on their enrollment eligibility.

In 2025, we successfully enrolled 4,153 patients in 584 clinical trials. We match qualified and suitable patients for enrollment in clinical trials for our clients and generate revenue for successful matches. We typically charge our clients a fixed unit price per successful match.

Building upon our success in patient recruitment service, we are also actively exploring other services that are related to clinical trials and along the CRO service value chain.

Big Data, Technology and Infrastructure

Technology Team

As of December 31, 2025, our R&D team consisted of 335 personnel, who were mainly based in our Beijing headquarters. Our R&D team has extensive experience with leading internet technology and healthcare companies, and supports our long-term business growth by (i) maintaining and strengthening all our platforms and application systems, (ii) actively participating in our business development and new business initiatives, exploring user needs and technology solutions, (iii) collaborating with and empowering external parties including insurance carriers to facilitate smooth execution and data flow, and (iv) actively tracking cutting-edge technologies, including next generation AI technologies, applied in medical and life and health insurance industries. We are committed to continually investing in R&D to strengthen our technological capabilities.

Data Advantage and Modern Cloud Infrastructure

Our advanced data analysis capabilities utilize algorithms to process data collected during onboarding and throughout the consumer lifecycle. This allows us to create detailed user profiles that inform our understanding of individual needs and risk profiles, making our data capabilities difficult for competitors to replicate. We operate integrated proprietary technology systems and AI applications that enhance user acquisition, service, and retention, ensuring responses to insights in real time.

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

We engineered our systems for rapid scalability, with modern cloud infrastructure, proper information security controls, and third-party expert support. We primarily host our services on servers and network infrastructure of top cloud computing vendors. Our network infrastructure delivers the stability to meet demands for high volume transactions processed on our platforms and data volume, the scalability to support increased traffic over time, and the flexibility to quickly launch new products or services. We regularly monitor the performance of our infrastructure and platforms and continuously upgrade them to achieve higher stability and flexibility.

In-depth Integration of Algorithms in Daily Business Operations

Our strategic deployment of advanced algorithms exemplifies how we harness the power of big data to drive operational excellence. These technologies allow for more precise targeting of potential policyholders, proactive risk mitigation and streamlined claims processing. This data-driven approach not only improves decision-making but also reinforces our competitive advantage in the insurance industry, supporting sustainable growth and innovation.

Intelligent Lead Generation and Distribution

Our algorithms enable us to efficiently target leads most likely to convert into policyholders, allocate marketing investments, monitor acquisition costs, capture user attributes from engagement, and adjust real-time placements based on instant marketing performance.

Our proprietary software assesses leads in real time based on various factors. We utilize automatic speech recognition to convert voice data into text, analyze conversations for user intent and emotions, and match each user in need of assistance with a suitable support representative.

Intelligent Risk Assessment

Our risk assessment system leverages proprietary data assets and real-time behavioral analytics to support fraud prevention across our business activities. In Waterdrop Insurance Marketplace, the system is designed to improve transaction experience while enhancing verification efficiency and fraud detection capabilities.

The system employs a two-stage risk control architecture. In the first stage, user-submitted information is evaluated in real time against a proprietary big data system, generating an initial risk profile. In the second stage, a behavioral risk engine performs anomaly detection and risk scoring across behavioral, channel, and contextual dimensions. Following the composite assessment, the system assigns a risk rating to each case, which determines the level of verification required and the corresponding intervention protocol.

The risk assessment system is designed to improve over time through continuous model retraining on accumulated claims data, enabling rapid customization of rule sets for new insurance products. This iterative approach reduces reliance on manual review and lowers operational costs over time.

Intelligent Claims Review

Under our claims service brand “Bangbangpei (帮帮赔)”, we provide users with end-to-end digital claims services. At the document submission stage, our intelligent document management tool automatically extracts and categorizes user-submitted materials using optical character recognition (“OCR”), and flags potential errors in real time, improving submission completeness and accelerating the claims process.

After a claim is filed, our proprietary intelligent claims adjustment model and rules engine evaluate the case against applicable policy terms, with claim outcomes available in as little as a few minutes. Users simultaneously receive a structured interpretation of the outcome, explaining the result with reference to relevant policy terms and review criteria. We also offer text-to-speech (“TTS”) voice interpretation that allows users to read while listening, and assign dedicated support consultants for elderly users where needed.

Large Language Model and AI Empowerment

Our expertise in data intelligence and ongoing algorithm development positions us to leverage the transformative capabilities of LLMs. By integrating general-purpose LLMs with our proprietary technology and a vast repository of industry-specific data collected through daily operations, we have developed a set of insurance-focused AI capabilities. As of December 31, 2025, we had filed 169 patent applications in the field of artificial intelligence, including 72 relating to large language models. These innovations have enabled the launch of several AI applications, collectively branded as “Waterdrop Guardian” (or “Shuishou” in Chinese), symbolizing our commitment to safeguarding our users’ health. These applications are already operational and provide valuable first-mover insights into how LLM technologies can reshape the insurance landscape.

“Waterdrop Guardian” Application Suite

The “Waterdrop Guardian” suite comprises a series of proprietary AI applications integrated across our core business operations:

AI Medical Insurance Experts: Utilize automated speech synthesis and natural language processing to conduct communications with prospective users based on their needs. By analyzing user profiles in real time, this application delivers data-driven medical insurance recommendations, thereby increasing the efficiency of our initial lead engagement and conversion efforts.

AI Pro Insurance: Functions as a 24/7 automated interface accessible within select mobile application and Weixin Mini Program. This tool is engineered to address user inquiries in real time, ensuring continuous service availability and optimizing user engagement while reducing reliance on traditional manual support.

AI Super Pre-Sales Assistant and Xiao Bao AI Consultant: These conversational agents facilitate preliminary user intake and information gathering across diverse digital platforms. By automating the initial consultation phase and lead qualification, these tools ensure a seamless transition of high-intent prospects to our human consultants for specialized advisory services.

AI Customer Service Agent: Operates through both text and voice interfaces to provide 24/7 post-sales assistance. This application handles high-frequency policy inquiries and administrative requests, significantly reducing response latency and allowing our support staff to focus on complex, high-touch customer needs.

AI Service Quality Copilot: Modernizes our internal compliance frameworks by replacing traditional manual review processes with automated, large-scale quality assurance. This tool increases the frequency and consistency of our service audits across different communication channels, effectively mitigating operational risks associated with human error and regulatory non-compliance.

Life Planner Copilot: Facilitates enhanced operational efficiency for our consultants by providing a conversational interface to query a comprehensive database of over 7,000 insurance products. This tool enables the real-time retrieval of complex product terms and coverage specifications, thereby streamlining the advisory process and improving the accuracy of information delivered to potential policyholders.

KEYI.AI: Assists our consultant team in performing real-time preliminary eligibility assessments by evaluating prospective users against specific health declaration requirements for various insurance products. By automating the initial screening process, this platform enhances the accuracy of our preliminary underwriting assessments and improves the overall technical efficiency of our advisory workflow.

Waterdrop Sea.AI

In September 2025, we introduced Waterdrop Sea.AI, a centralized low-code platform designed to institutionalize our AI capabilities. This platform consolidates core technologies and modular functionalities derived from our deployed AI applications, effectively translating proprietary domain expertise into a scalable development framework. This infrastructure enables personnel to develop and deploy tailored AI solutions with minimal programming, facilitating the rapid integration of automated marketing, lead generation, and customer service tools across our mobile apps and Weixin interfaces. As an example, our Xiao Bao AI Consultant was developed utilizing this platform’s underlying architecture, demonstrating the platform’s ability to streamline the transition from research and development to operational deployment.

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

We have published an ESG report annually for four consecutive years since 2022. In 2025, we received an “A+” ESG rating from Lianhe Equator.

Promote social sustainability through our core business

As of December 31, 2025, around 490 million people cumulatively had donated an aggregate of RMB72.3 billion to 3.68 million patients through our Waterdrop Medical Crowdfunding.

Integrate ESG management into key decisions of our company

As a member of the United Nations Global Compact and a practitioner of sustainable development, Waterdrop shoulders the mission of “bring insurance and healthcare service to billions through technology,” and integrates ESG into daily operations, environmental protection, talent development and community investments. In 2023, we formulated and internally released the Management Measures for Environmental, Social and Governance Practices of Waterdrop Inc. and established a top-down ESG governance structure, promoting high-quality and sustainable development. In 2024, we unveiled our ESG logo. The visual design, featuring multi-colored water droplets, corresponds to the five strategic ESG pillars—Community, Intelligence, Operation, Talent, and Environment—providing a vivid interpretation of the Company’s commitment to ESG. In 2025, we released “the Waterdrop Inc. Management Measures on Environmental, Social and Governance Work V2.0”, further clarifying the key areas of ESG management and consolidating the foundation for our sustainable development.

Adhere to low-carbon development and achieve healthy and sustainable operations

We attach great importance to the environmental impact of our operation and actively engage in energy conservation and emission reduction measures. In light of the global climate change, we actively respond to the United Nations Sustainable Development Goals and national carbon peaking and carbon neutrality strategy, and endeavor to minimize the impact of our operations on the environment through environmental management, green office, awareness advocacy and other means. In 2025, we consumed a total of approximately 1,129,000 kWh of electricity. We are committed to cultivating the awareness of energy conservation and environmental protection among our employees. In 2025, we held 15 training sessions on water conservation and electricity conservation for office administrative staff. We also actively promoted paperless office administration process.

Care for the development of employees to enhance the humanistic value

We highly value employee equality and their diversified development. As of December 31, 2025, our employees came from more than 16 different ethnic minority groups, with ethnic minority groups accounting for 4.7% of our employees. We also value gender equality with female employees accounting for 51.4% of our employees as of December 31, 2025. In addition, we place great emphasis on the protection of employees’ rights and interests. We care about the demands of employees. We regularly hold face-to-face meetings for our employees to meet with our senior management, such as our CEO. We have also developed a comprehensive training system for our employees and consultants. In 2025, we invested over RMB6.11 million in staff training.

Awards

We have been honored to have our corporate social responsibility efforts acknowledged throughout 2025. Some of these acknowledgments are highlighted below.

●	“2025 Top 500 Chinese Enterprises for Philanthropy and Public Welfare” by the Center for Shared Prosperity and Human Resources Development Research, Beijing Institute of Technology;
●	“Pioneering Award for ESG Disclosure Contribution(Mainland)” by Hong Kong Quality Assurance Agency (“HKQAA”) in 2025;
●	“2025 Cailian Press Zhiyuan Award” by Cailian Press;
●	“Annual Compliance Governance Benchmark Enterprise” by Southern Metropolis Daily (“SMD”) in 2025.

Competition

The life and health commercial insurance market in China is intensely competitive. Our insurance business’s current or potential competitors include affiliated agents, bancassurance, direct sales, and third-party insurance brokers and agents. We compete primarily on the basis of user acquisition, wide selection of products tailored to user needs, innovation in technology and business model, proximity to users and data insights, risk management, and operational efficiency.

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

As of December 31, 2025, we owned 247 computer software copyrights, 42 other copyrights and 160 patents in mainland China for various aspects of our operations and maintained 1,362 trademark registrations inside mainland China. As of December 31, 2025, we had registered or acquired 435 domain names, including sdbao.com, shuidichou.com and waterdrop-inc.com, among others.

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

On September 6, 2024, the National Development and Reform Commission, and the Ministry of Commerce promulgated the Special Administrative Measures for Access of Foreign Investment (Negative List) (2024 Edition), which came into effect on November 1, 2024. In addition, the National Development and Reform Commission and the Ministry of Commerce promulgated the Encouraged Industry Catalogue for Foreign Investment (2025 Edition) on December 15, 2022, which came into effect on February 1, 2026. Industries not listed in the 2024 edition of negative list and 2025 edition of encouraged industry catalogue are generally open for foreign investments unless specifically restricted by other laws in mainland China. The establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority equity interests in such joint ventures. In addition, foreign investment in projects in a restricted category is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category.

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

Waterdrop Technology, Zongqing Xiangqian and certain other subsidiaries have obtained the ICP License, a type of operating license for value-added telecommunication business to provide internet information service.

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

Specifically, foreign direct investment in telecommunications companies in mainland China is governed by the Administrative Regulations on Foreign-Invested Telecommunications Enterprises, which was promulgated by the PRC State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016. The regulations require that foreign-invested value-added telecommunications enterprises must be in the form of a Sino-foreign equity joint venture, and the ultimate capital contribution percentage by foreign investor(s) in a foreign-invested value-added telecommunications enterprise must not exceed 50%, other than certain exceptions. In addition, the main foreign investor who invests in a foreign-invested value-added telecommunications enterprise in mainland China must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements shall obtain approvals from the Ministry of Industry and Information Technology, which retain considerable discretion in granting such approvals. On March 29, 2022, the PRC State Council issued the Decisions to Amend and Abolish Certain Administrative Regulations, which makes amendments to the Administrative Regulations on Foreign-Invested Telecommunications Enterprises. The amendments include, among others, removing the performance and operational experience requirements for major foreign investors that hold equity interest in mainland China companies conducting value-added telecommunication business as set out in the Administrative Regulations on Foreign-Invested Telecommunications Enterprises. The amended Administrative Regulations on Foreign-Invested Telecommunications Enterprises took effect on May 1, 2022.

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

Each of Shuidi Insurance Brokerage, Zhuanxin Insurance Brokerage Co., Ltd., and Haike (Tianjin) Insurance Brokerage Co., Ltd., subsidiaries of the VIEs, has obtained licenses for conducting insurance brokerage business.

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

On July 11, 2025, the National Administration of Financial Regulation issued the Measures for the Suitability Management of Financial Institution Products, which took effect on February 1, 2026. Pursuant to such measures, where financial institutions sell or trade products through the Internet or other online means, they shall embed suitability management into the process, fully perform suitability obligations, and protect customers’ rights to information, independent choice, and other legitimate rights and interests. In addition, where financial institutions cooperate with third-party institutions to carry out marketing, they shall strictly perform the primary responsibility for marketing management, strengthen supervision and management of third-party institutions, and ensure that marketing content and methods are legal and compliant.

Regulations on Critical Illness Crowdfunding

Regulations on Donation Contract

The PRC Contract Law promulgated by the PRC National People’s Congress, in March 1999, governs the formation, validity, performance, enforcement and assignment of contracts. The PRC Civil Code, which was promulgated by the PRC National People’s Congress in May 2020 and came into effect on January 1, 2021, incorporates the content of the PRC Contract Law and other civil laws in mainland China. The PRC Civil Code confirms the validity of donation contract between individuals and defines the donation contract as a contract under which the donor agrees to donate his or her property to the beneficiary, and the beneficiary agrees to accept such donation. Under the PRC Civil Code, a donation contract may be subject to obligations and if the beneficiary fails to perform such obligations, the donor may rescind the donation and require the beneficiary to return the donated property.

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

In December 2024, our Waterdrop Medical Crowdfunding platform has been designated by the Ministry of Civil Affairs as one of the government-recognized online personal help-seeking service platforms in mainland China.

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

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cybersecurity Law, which came into effect on June 1, 2017 and was subsequently amended on October 28, 2025 and became effective on January 1, 2026. The PRC Cybersecurity Law applies to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in China. The PRC Cybersecurity Law defines “networks” as systems that are composed of computers or other information terminals and facilities used for the purpose of collecting, storing, transmitting, exchanging and processing information in accordance with certain rules and procedures. “Network operators,” who are broadly defined as owners and administrators of networks and network service providers, are subject to various security protection-related obligations, including: (i) complying with security protection obligations in accordance with tiered cybersecurity system’s protection requirements, which include formulating internal security management rules and manual, appointing cybersecurity responsible personnel, adopting technical measures to prevent computer viruses and cybersecurity endangering activities, adopting technical measures to monitor and record network operation status and cybersecurity events; (ii) formulating cybersecurity emergency response plans, timely handling security risks, initiating emergency response plans, taking appropriate remedial measures and reporting to regulatory authorities; and (iii) providing technical assistance and support for public security and national security authorities for protection of national security and criminal investigations in accordance with the law. Network service providers who do not comply with the PRC Cybersecurity Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses.

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

On February 12, 2025, the Cyberspace Administration of China issued the Administrative Measures for Personal Information Protection Compliance Audits, which took effect on May 1, 2025. Personal information processors handling the data of more than 10 million individuals are required to conduct a compliance audit of personal information protection at least once every two years. In addition, the Cyberspace Administration of China and other relevant authorities responsible for personal information protection may require personal information processors to engage external professional organizations to conduct compliance audits of their personal information processing activities in the following circumstances: (i) where material risks are identified in personal information processing activities that may seriously affect individuals’ rights and interests or reveal serious deficiencies in security measures; (ii) where the processing activities may infringe upon the rights and interests of a large number of individuals; or (iii) where a personal information security incident results in the leakage, tampering with, loss, or destruction of the personal information of more than one million individuals or the sensitive personal information of more than 100,000 individuals.

On October 14, 2025, the Cyberspace Administration of China promulgated the Measures for the Certification of Cross-Border Provision of Personal Information, which became effective on January 1, 2026. Pursuant to these measures, prior to applying for certification for the cross-border provision of personal information, personal information processors are required to fulfill statutory obligations, including providing notice to individuals, obtaining their separate consent and conducting personal information protection impact assessments in accordance with applicable laws and administrative regulations.

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

On March 7, 2025, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the Ministry of Public Security and other PRC government authorities jointly issued the Notice on Promulgation of the Measures for Labeling AI-Generated or Composed Content, which became effective on September 1, 2025. According to the notice, where the generation or synthesis services provided by a service provider fall under the circumstances stipulated in the first paragraph of Article 17 of the Administrative Provisions on Deep Synthesis of Internet Information Services, the service provider shall add explicit labels to the generated or composed content. In addition, the service providers that provide online information content dissemination services shall take measures to regulate the dissemination of generated or composed content.

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

Trademark Law

Trademarks are protected under the PRC Trademark Law, which was adopted on August 23, 1982 and subsequently amended in 1993, 2001, 2013, and 2019, and the Implementation Regulations of the PRC Trademark Law adopted by the PRC State Council in 2002 and most recently amended in 2014. The PRC Trademark Law (Draft Amendment) was released on December 27, 2025 for public consultation and remains under consultation as of the date of this annual report. The Trademark Office under the National Intellectual Property Administration handles trademark registrations. The Trademark Office grants a ten-year term to registered trademarks and the term may be renewed for another ten-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for the record. As with patents, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such a trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such other party’s use.

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

On December 4, 2023, SAFE issued the Notice on Further Deepening the Reform to Facilitate Cross-border Trade and Investment, pursuant to which qualified enterprises may independently borrow foreign debts within the limit of the equivalent of US$5 million or US$10 million, depending on their areas of incorporation. On September 12, 2025, SAFE issued the Notice of the State Administration of Foreign Exchange on Matters Concerning the Deepening of Reform in the Administration of Foreign Exchange for Cross-border Investment and Financing, pursuant to which High-tech enterprises, “specialized, refined, distinctive, and innovative” enterprises, and technology-based small and medium-sized enterprises that meet the relevant conditions nationwide may borrow foreign debt within a limit not exceeding the equivalent of US$ 10 million. Among them, enterprises selected by relevant departments based on the “innovation points system” and meeting the relevant conditions may borrow foreign debt within a limit not exceeding the equivalent of US$ 20 million.

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

Value-Added Tax

On December 25, 2024, the Standing Committee of the National People’s Congress published the PRC Value-Added Tax Law, which came into effect on January 1, 2026. On December 25, 2025, the State Council issued the Regulations for the Implementation of the Value-Added Tax Law of the PRC, which became effective on January 1, 2026. Pursuant to the PRC Value-added Tax Law, value-added tax rates are generally set at 13% for the sale of goods and certain services, 9% for transportation, construction, real estate and certain specified goods, and 6% for services and intangible assets, with a zero rate applicable to exports of goods and certain cross-border services and intangible assets, subject to applicable regulations. Small-scale taxpayers are taxable persons whose annual taxable VAT sales amount does not exceed RMB5 million. The value-added tax rate shall be 3% for small-scale taxpayers, unless otherwise stipulated by the State Council.

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

We own a commercial real estate property in Beijing, with a combined gross floor area of 16,113 square meters as of the date of this annual report, which we use for business operations. We also leased offices in various other cities, with an aggregate gross floor area of approximately 20,900 square meters as of December 31, 2025. These leases vary in duration from one to three years.

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

While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by company-specific factors, including the following major ones:

Expansion and retention of consumer base

Brokerage income earned from insurance carriers through our insurance marketplace is the main source of our revenue, which is significantly affected by the number of insurance consumers.

Our insurance consumer base is primarily derived from three distinct channels: third-party traffic channels, traffic directed from our medical crowdfunding operation, and private domain contacts.

In 2025, we strategically increased our investment in third-party user acquisition, supported by enhanced investments in our user profiling capabilities, targeting models and underlying technology infrastructure. These technological advancements facilitated greater precision in user acquisition, which resulted in a progressive improvement in our return on investment (“ROI”) in third-party traffic channels and established a quantitative framework for the further scaling of our marketing initiatives.

These efforts have driven meaningful growth in our user base. As of December 31, 2024 and 2025, the cumulative number of paying insurance consumers was approximately 33.6 million and 38.9 million, respectively.

First year premium per consumer

We believe that consumers choose our platform and repeat their purchases on our platform mainly because of the abundant product offerings, the convenience of online platform and the professional service of our team. As of December 31, 2025, we cumulatively offered 2,379 insurance products, as compared with 1,967 as of December 31, 2024.

In China, consumer awareness of health protection and insurance products remains significantly lower than in developed markets. Many users on our platform begin with a short-term product purchase before progressing to long-term coverage. As we serve a growing number of consumers, we gain valuable insights that allow us to collaborate with insurers to co-create more targeted products. We are at the forefront of developing innovative solutions tailored to underserved user segments, including those with pre-existing medical conditions who may not qualify for traditional health insurance products. As a result of increasing product and user diversity, the FYP per policy for short-term health insurance products rose from RMB759 in 2024 to RMB1,563 in 2025.

Since introducing long-term health and life insurance products in 2018, we have continuously worked to raise consumer awareness and demonstrate the value of these products through our platform and service. The acquisition of Shenlanbao in 2023 further expanded our product offerings and enhanced our service capabilities. The FYP per policy for long-term health and life insurance products increased from RMB7,969 in 2024 to RMB8,602 in 2025.

Overall, the FYP per policy rose from RMB1,047 in 2024 to RMB1,751 in 2025. In addition to this growth, the number of policies per consumer remained stable at 1.5 in 2024 and 1.6 in 2025. Consequently, the FYP per consumer increased from RMB1,594 in 2024 to RMB2,870 in 2025.

Cooperation with insurance carriers

We cooperate with insurance carriers to offer their standard insurance products or to design and develop tailor-made insurance products, and our relationship with insurance carriers is crucial to our success. As of December 31, 2025, we had established business cooperation with 103 insurance carriers. Our large consumer base and strong business development capabilities allow us to negotiate favorable terms in our business cooperation with insurance carriers. In addition, we provide technical services including analytics and intelligent recommendation service, risk assessment technical service, CRM system-based technical services and marketing services to insurance companies, insurance brokers, and agency companies. We need to sustain the growth of our business, brand influence, value-added technology service capabilities and risk management capabilities so as to strengthen and deepen our cooperation with existing insurance carrier partners.

Operating efficiency and leverage

We have built a highly scalable business model that balances robust growth with disciplined cost management. By leveraging our “Waterdrop Sea.AI” infrastructure and “Waterdrop Guardian” AI suite, we have integrated large language models with proprietary data to automate high-frequency workflows 24/7. This AI-driven framework has enabled us to successfully decouple business expansion from headcount growth, resulting in a 45.4% increase in per-capita productivity.

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

	For the Year Ended December 31,
	2023		2024		2025
	RMB	(%)	RMB	(%)	RMB	US$	(%)

	(in thousands, except for percentage data)
Segment revenue:
Insurance(1)
Brokerage income
-Short-term insurance brokerage income	1,381,855	52.5	1,309,432	47.2	1,178,939	168,586	29.6
-Long-term insurance brokerage income	823,305	31.3	1,013,406	36.6	1,391,349	198,960	35.0
Brokerage income subtotal	2,205,160	83.8	2,322,838	83.8	2,570,288	367,546	64.6
Technical service income	135,755	5.2	40,939	1.5	1,006,278	143,896	25.3
Insurance total	2,340,915	89.0	2,363,777	85.3	3,576,566	511,442	89.9
Crowdfunding	162,683	6.2	267,650	9.6	261,636	37,413	6.6
Others	127,109	4.8	140,394	5.1	139,559	19,957	3.5
Total	2,630,707	100.0	2,771,821	100.0	3,977,761	568,812	100.0

Note:

(1)	We started to consolidate the financial results of Shenlanbao since July 4, 2023 and reported the results of Shenlanbao under the Insurance segment.

Insurance. We derive insurance income primarily from commission fees generated from distributing insurance products underwritten by insurance carriers through our insurance business platforms and the technical support service we provide. On one hand, the commission fees we are entitled to receive are based on a percentage of the premiums our insurance consumers pay insurance carriers. Commission fee rates generally depend on the type of insurance products and the particular insurance carriers. Commission fees for each insurance policy, taking into account the estimated premium retention rate data, are recognized as our revenue upon policy effective dates. We believe FYP is a strong indicator of brokerage income because it better demonstrates the brokerage income we may generate for an insurance policy. For certain long-term insurance policies sold, we are also entitled to a performance bonus from insurance companies if the retention rate for a certain period exceeds a predetermined percentage, or if its FYP exceeds a predetermined amount. We may also be asked to refund some commission to insurance companies if the retention rate for a certain period falls below a predetermined percentage. The bonus or the refund is contingent on the occurrence (or non-occurrence) of a future event. In addition, we provide technical services including analytics and intelligent recommendation service, risk assessment technical service, CRM system-based technical services and marketing services to insurance companies, insurance brokers, and agency companies. Reinforced by cumulative big data, we provide risk assessment technical services through algorithm-driven verification system assessing risk by analyzing user profiles and medical history, tagging risk levels for hierarchical management that help insurers refine their risk analysis capabilities. We leverage multi-dimensional consumer insights to deliver analytics and intelligent recommendation services, enabling policyholders to be matched with more suitable products and improving sales efficiency. Recvenue is recognized when the performance obligation to provide those services is satisfied (such as when effective usage of risk assessment over insureds’ information or when effective match on insurance product display).

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

Operating costs and expenses

Our operating costs and expenses consist of operating costs, sales and marketing expenses, general and administrative expenses, research and development expenses. The following table sets forth the breakdown of our total operating costs and expenses, in amounts and as percentages of net operating revenue for each of the years presented:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	(%)	RMB	(%)	RMB	US$	(%)

	(in thousands, except for percentage data)
Operating costs and expenses:
Operating costs	1,195,544	45.5	1,314,740	47.4	1,943,162	277,868	48.9
Sales and marketing expenses	740,451	28.1	694,769	25.1	1,120,929	160,291	28.2
General and administrative expenses	402,395	15.3	367,652	13.3	310,129	44,348	7.8
Research and development expenses	299,060	11.4	216,502	7.8	232,683	33,273	5.8
Total operating costs and expenses:	2,637,450	100.3	2,593,663	93.6	3,606,903	515,780	90.7

Operating costs. Operating costs primarily consists of (i) payroll and related expenses for insurance agents and customer service personnel, (ii) transaction fees charged by third-party payment platforms relating to insurance brokerage services, (iii) costs of referral and service fees, (iv) charges for the usage of the server and cloud service incurred for operational support of the platforms, and the expenses of facilities and equipment, such as depreciation expenses, rental and others, attributed to our principal operations, (v) costs for digital clinical trial solution consultants team, (vi) costs for the crowdfunding consultants team and cost related to the information review and investigation of medical crowdfunding campaigns, and (vii) costs for short message service (SMS) costs for new user onboarding and authentication processes.

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

The PRC Enterprise Income Tax Law also imposes a withholding income tax of 10% on dividends distributed by a foreign-invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between the mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a foreign-invested enterprise in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company thereby resulting in deferred tax liabilities to account for future withholding taxes. All foreign-invested enterprises are subject to the withholding tax from January 1, 2008. The presumption may be overcome if we have sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely. We did not record any deferred tax liabilities for dividend withholding tax, as we have no retained earnings for the years ended December 31, 2023, 2024 and 2025. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our net operating revenue for the periods presented.

	For the Year Ended December 31,
	2023		2024		2025
	RMB	(%)	RMB	(%)	RMB	US$	(%)

	(in thousands, except for percentage data)
Operating revenue, net	2,630,707	100.0	2,771,821	100.0	3,977,761	568,812	100.0
Operating costs and expenses
Operating costs	(1,195,544)	(45.5)	(1,314,740)	(47.4)	(1,943,162)	(277,868)	(48.9)
Sales and marketing expenses(1)	(740,451)	(28.1)	(694,769)	(25.1)	(1,120,929)	(160,291)	(28.2)
General and administrative expenses	(402,395)	(15.3)	(367,652)	(13.3)	(310,129)	(44,348)	(7.8)
Research and development expenses	(299,060)	(11.4)	(216,502)	(7.8)	(232,683)	(33,273)	(5.8)
Total operating costs and expenses:	(2,637,450)	(100.3)	(2,593,663)	(93.6)	(3,606,903)	(515,780)	(90.7)
Operating (loss)/ profit	(6,743)	(0.3)	178,158	6.4	370,858	53,032	9.3
Other income
Interest income	136,043	5.2	149,121	5.4	135,697	19,404	3.4
Foreign currency exchange gain	4,342	0.2	8,016	0.3	276	39	0.0
Others, net	30,598	1.1	25,295	0.9	36,618	5,236	1.0
Profit before income tax	164,240	6.2	360,590	13.0	543,449	77,711	13.7
Income tax (expense)/benefit	(555)	(0.0)	(9,707)	(0.3)	21,608	3,090	0.5
Net profit	163,685	6.2	350,883	12.7	565,057	80,801	14.2

Note:

(1)	The breakdown of sales and marketing expenses is as follows:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Marketing expenses for user acquisition and brand building	240,351	280,906	733,220	104,849
Payroll and related expenses for employees	390,534	297,451	286,037	40,903
Expenses of facilities and equipment	21,627	20,293	16,631	2,378
Outsourced sales and marketing service fee to third parties	63,512	75,994	67,075	9,592
Others	24,427	20,125	17,966	2,569
Total sales and marketing expenses	740,451	694,769	1,120,929	160,291

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Operating revenue, net

Our net operating revenue increased by 43.5% from RMB2,771.8 million in 2024 to RMB3,977.8 million (US$568.8 million) in 2025. The increase was primarily due to the increase in revenue generated from insurance-related business.

The net operating revenue from insurance-related businesses increased by 51.3% year-over-year, from RMB2,363.8 million in 2024 to RMB3,576.6 million (US$511.4 million) in 2025. This growth was primarily driven by the increase in technical service income, attributable to the strengthened ability to provide risk assessment technical services to insurance companies.

The net operating revenue from crowdfunding business slightly decreased by 2.2% from RMB267.7 million in 2024 to RMB261.6 million (US$37.4 million) in 2025, which was mainly due to the decrease in funds raised through crowdfunding campaigns.

The net operating revenue from other business slightly decreased by 0.6% from RMB140.4 million in 2024 to RMB139.6 million (US$20.0 million) in 2025.

Operating costs and expenses

Our total operating costs and expenses increased by RMB1,013.2 million, or 39.1%, from RMB2,593.7 million in 2024 to RMB3,606.9 million (US$ 515.8 million) in 2025, which was mainly due to the business expansion.

Operating costs

Our operating costs increased by 47.8% from RMB1,314.7 million in 2024 to RMB1, 943.2 million (US$ 277.9 million) in 2025, which was primarily driven by (i) an increase of RMB461.7 million in costs of referral and service fees, driven by the expansion of the insurance business and the growth of insurance users, (ii) an increase of RMB52.6 million in personnel costs, (iii) an increase of RMB42.2 million in SMS cost; (iv) an increase of RMB39.7 million in the costs for crowdfunding consultants team, and (v) an increase of RMB12.2 million in the costs for digital clinical trial solution consultants team.

Sales and marketing expenses

Our sales and marketing expenses increased by 61.3% from RMB694.8 million in 2024 to RMB1,120.9 million (US$160.3 million) in 2025, which was primarily due to (i) an increase of RMB452.3 million in marketing expenses to third-party traffic channel, partially offset by (ii) a decrease of RMB11.4 million in sales and marketing personnel costs and share-based compensation expenses, and (iii) a decrease of RMB8.9 million in outsourced sales and marketing service fees to third parties.

General and administrative expenses

Our general and administrative expenses decreased by 15.6% from RMB367.7 million in 2024 to RMB310.1 million (US$44.3 million) in 2025, which was mainly due to (i) a decrease of RMB23.2 million in general and administrative personnel costs and share-based compensation expenses, (ii) a decrease of RMB9.5 million in the professional service fee, (iii) a RMB20.6 million impairment of intangible assets related to Shenlanbao recorded in the year of 2024, with no corresponding item in the year of 2025, and (iv) a decrease of RMB1.9 million in allowance for credit losses.

Research and development expenses

Our research and development expenses increased by 7.5% from RMB216.5 million in 2024 to RMB232.7 million (US$33.3 million) in 2025. The increase was primarily due to (i) an increase of RMB9.0 million in cloud server fees and other IT support expenses and (ii) an increase of RMB8.3 million in research and development personnel costs and share-based compensation expenses.

Operating profit/(loss)

Our operating profit increased from RMB178.2 million in 2024 to RMB370.9 million (US$53.0 million) in 2025, which was mainly due to the net impact of: (i) Insurance: operating profit increased from RMB477.2 million in 2024 to RMB644.9 million in 2025, primarily driven by the increase in FYP generated through our platform and the increase in revenue from technical service income; (ii) Crowdfunding: operating loss increased from RMB95.1 million in 2024 to RMB130.7 million in 2025 mainly due to the increase in cost of crowdfunding consultants team; (iii) Others: operating loss decreased from RMB96.5 million in 2024 to RMB91.6 million in 2025, primarily because of continuous implementation of company-wide cost optimization measures.

Interest income

Our interest income decreased by 9.0% from RMB149.1 million in 2024 to RMB135.7 million (US$19.4 million) in 2025, due to the decrease in market interest rates.

Net profit

As a result of the foregoing, our net profit for the year of 2025 was RMB565.1 million (US$80.8 million), compared to RMB350.9 million for the year of 2024.

Income tax benefit/(expense)

Income tax benefit in 2025 was RMB21.6 million (US$3.1 million), compared with income tax expense of RMB9.7 million in 2024, which was primarily due to an increase in net operating losses that can be carried forward to future years.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Operating revenue, net

Our net operating revenue increased by 5.4% from RMB2,630.7 million in 2023 to RMB2,771.8 million in 2024. The increase was primarily due to the increase of crowdfunding service fees and insurance related income.

The net operating revenue from insurance-related businesses increased by 1.0% year-over-year, from RMB2,340.9 million in 2023 to RMB2,363.8 million in 2024. This growth was primarily driven by higher insurance brokerage income, which stemmed from an increase in FYP generated through our platform. The FYP rose from RMB7,109 million in 2023 to RMB7,473 million in 2024, attributable to both the optimization and expansion of long-term insurance product offerings and the acquisition of Shenlanbao in July 2023. Notably, the FYP per policy for long-term insurance products increased from RMB7,180 in 2023 to RMB7,969 in 2024.

The net operating revenue from crowdfunding business increased by 64.5% from RMB162.7 million in 2023 to RMB267.7 million in 2024, which was mainly due to an increase in service fee rate.

The net operating revenue from other business increased by 10.5% from RMB127.1 million in 2023 to RMB140.4 million in 2024, which was mainly due to business expansion.

Operating costs and expenses

Our total operating costs and expenses decreased by RMB43.8 million, or 1.7%, from RMB2,637.5 million in 2023 to RMB2,593.7 million in 2024, which was mainly due to the effective cost control measures.

Operating costs

Our operating costs increased by 10.0% from RMB1,195.5 million in 2023 to RMB1,314.7 million in 2024, which was primarily driven by (i) an increase of RMB138.8 million in costs of referral and service fees driven by the expansion of business, partially offset by (ii) a decrease of RMB12.3 million in the costs for crowdfunding consultants team, and (iii) a decrease of RMB10.3 million in the costs for digital clinical trial solution consultants team.

Sales and marketing expenses

Our sales and marketing expenses decreased by 6.2% from RMB740.5 million in 2023 to RMB694.8 million in 2024, which was primarily due to (i) a decrease of RMB93.1 million in personnel costs and share based compensation costs, partially offset by (ii) an increase of RMB40.6 million in marketing expenses to third-party traffic channel, and (iii) an increase of RMB12.5 million in outsourced sales and marketing service fees to third parties.

General and administrative expenses

Our general and administrative expenses decreased by 8.6% from RMB402.4 million in 2023 to RMB367.7 million in 2024, which was mainly due to (i) a decrease of RMB32.5 million in the professional service fee, (ii) a decrease of RMB18.3 million in general and administrative personnel costs and share-based compensation expenses, (iii) a decrease of RMB5.9 million in office rental and office administrative expenses, partially offset by (iv) a non-cash impairment of intangible assets related to Shenlanbao of RMB20.6 million recorded in 2024, and (v) an increase of RMB9.6 million in allowance for credit losses.

Research and development expenses

Our research and development expenses decreased by 27.6% from RMB299.1 million in 2023 to RMB216.5 million in 2024. The decrease was primarily due to a decrease of RMB79.9 million in research and development personnel costs and share-based compensation expenses.

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

Interest income

Our interest income increased by 9.6% from RMB136.0 million in 2023 to RMB149.1 million in 2024 due to the increased proportion of long-term debt investments.

Net profit

As a result of the foregoing, our net profit for the year of 2024 was RMB350.9 million, compared to RMB163.7 million for the year of 2023.

Income tax expense

Income tax expense in 2024 was RMB9.7 million, compared with RMB0.6 million in 2023. The increase was primarily due to the increase of profit before tax.

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

We had net cash provided by operating activities of RMB406.5 million in 2023, RMB437.3 million in 2024 and RMB243.9 million (US$34.9 million) in 2025. Our primary sources of liquidity have been proceeds from operating activities and equity and debt financing. As of December 31, 2025, we had an aggregate of RMB3.9 billion (US$557.3 million) in cash and cash equivalents, restricted cash, short-term investments and long-term debt investments included in long-term investments, of which approximately 37.1% were held in Renminbi and the remainder was mainly held in U.S. dollars.

In March 2024, our board of directors approved a special cash dividend of US$0.04 per ADS or US$0.004 per ordinary share to shareholders of record as of the close of business on April 19, 2024. The aggregate payment amounted to approximately US$14.8 million. In September 2024, our board of directors approved another special cash dividend of US$0.02 per ADS or US$0.002 per ordinary share to shareholders of record as of the close of business on November 5, 2024. The aggregate payment amounted to approximately US$7.3 million. In March 2025, our board of directors approved another cash dividend of US$0.02 per ADS or US$0.002 per ordinary share to shareholders of record as of the close of business on April 11, 2025. The aggregate payment amounted to approximately US$7.3 million. In September 2025, our board of directors approved another cash dividend of US$0.03 per ADS or US$0.003 per ordinary share to shareholders of record as of the close of business on October 10, 2025. The aggregate payment amounted to approximately US$10.9 million. In March 2026, our board of directors approved another cash dividend of US$0.003 per ordinary share, or US$0.03 per ADS, for a total amount of approximately US$10.8 million, to shareholders of record as of the close of business on April 24, 2026. The payment date is expected to be on or around May 13, 2026 for holders of ordinary shares and on or around May 20, 2026 for holders of ADSs.

We believe our cash on hand will be sufficient to meet our current and anticipated needs for working capital and capital expenditure requirement for at least the next 12 months.

Our restricted cash was RMB577.1 million, RMB520.6 million and RMB648.5 million (US$92.7 million) as of December 31, 2023, 2024 and 2025, respectively. Our restricted cash primarily consists of premiums collected by us from the insurance consumers in a fiduciary capacity until disbursed to the insurance carriers. Restricted cash also includes guarantee deposits. We pay guarantee deposits required by National Financial Regulatory Administration in order to protect insurance premium appropriation by insurance broker and agency.

Our accounts receivable represents primarily brokerage commission fee receivable from insurance carriers and technical service fees receivable from insurance carriers. As of December 31, 2023, 2024 and 2025, our accounts receivable was RMB693.1 million, RMB716.2 million and RMB1,260.5 million (US$180.2 million), respectively.

Our contract assets are recorded for arrangements when we have provided the insurance brokerage services but for which the related commission payments are not yet due. Contract assets represent primarily the brokerage commission fee that is contingent upon the future premium payment of the insurance policy holders and retention-based bonus. As of December 31, 2023, 2024 and 2025, our contract assets were RMB707.3 million, RMB773.2 million and RMB1,102.4 million (US$157.6 million), respectively.

Our prepaid expense and other assets represent primarily (i) prepayments and deposits, (ii) the fund receivable from external payment service providers through which we collect and transfer insurance premiums to insurance carriers, and donors’ donation received by our external payment service provider prior to those being transferred to custodian bank, and (iii) the advances to suppliers, such as the prepayments to third-party traffic channels. As of December 31, 2023, 2024 and 2025, our prepaid expense and other assets were RMB189.8 million, RMB182.6 million and RMB251.1 million (US$35.9 million), respectively.

Insurance premium payables represent insurance premiums we collected on behalf of insurance carriers from the insurance consumers but have not yet been remitted to insurance carriers as of the balance sheet dates. As of December 31, 2023, 2024 and 2025, our insurance premium payables were RMB592.0 million, RMB537.3 million and RMB684.8 million (US$97.9 million), respectively.

Our accrued expenses and other current liabilities represent primarily (i) accrued marketing and customer service expenses, (ii) payroll and welfare payable, and (iii) payable related to medical crowdfunding business, which mainly represents the funds we collected through the third-party payment platforms that has not been transferred to custodian bank. Our accrued expenses and other current liabilities were RMB597.7 million, RMB704.0 million and RMB1,140.4 million (US$163.1 million) as of December 31, 2023, 2024 and 2025, respectively.

Although we consolidate the results of the VIEs, we only have access to the assets or earnings of the VIEs through our contractual arrangements with the VIEs and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

The majority of our operating revenue has been, and we expect that it is likely to continue to be, in the form of Renminbi. Under existing foreign exchange regulations in mainland China, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our subsidiaries in mainland China are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current regulations in mainland China permit our subsidiaries in mainland China to pay dividends to us only out of its accumulated profits, if any, determined in accordance with accounting standards and regulations in mainland China. Our subsidiaries in mainland China are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our subsidiaries in mainland China have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches and certain local banks.

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

The following table sets forth the movements of our cash flows for the periods presented:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by operating activities	406,516	437,250	243,921	34,881
Net cash (used in)/provided by investing activities	(1,172,960)	291,637	(224,740)	(32,138)
Net cash used in financing activities	(377,238)	(198,579)	(373,934)	(53,471)
Effect of exchange rate changes on cash and cash equivalents	26,173	2,577	(20,705)	(2,961)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(1,117,509)	532,885	(375,458)	(53,689)
Total cash and cash equivalents and restricted cash at beginning of year	2,091,535	974,026	1,506,911	215,485
Total cash and cash equivalents and restricted cash at end of year	974,026	1,506,911	1,131,453	161,796

Operating activities

Net cash provided by operating activities in 2025 was RMB243.9 million (US$34.9 million). The difference between the net profit of RMB565.1 million (US$80.8 million) and positive operating cash flow of RMB243.9 million was non-cash expenses items such as share-based compensation expense of RMB51.8 million, depreciation of property, equipment and software of RMB13.8 million, and allowance for doubtful debts of RMB18.0 million, and changes in working capital accounts, which mainly include (i) RMB329.4 million increase in contract assets, and (ii) RMB562.1 million increase in accounts receivable, partially offset by RMB147.5 million increase in insurance premium payables and RMB438.8 million increase in accrued expenses and other current liabilities.

Specifically, the increase in contract assets and the increase in accounts receivable were primarily due to the increase in insurance-related income. The increase in insurance premium payables were primarily due to the increase in the FYP generated through our platform. The increase in accrued expenses and other current liabilities was primarily due to (i) the increase in accrued marketing and customer service expenses, and (ii) the increase in payroll and welfare payable.

Net cash provided by operating activities in 2024 was RMB437.3 million. The difference between the net profit of RMB350.9 million and positive operating cash flow of RMB437.3 million was non-cash expenses items such as share-based compensation expense of RMB86.9 million, and depreciation of property, equipment and software of RMB11.4 million, and changes in working capital accounts, which mainly include (i) RMB66.2 million increase in contract assets, (ii) RMB54.6 million decrease in insurance premium payables, and (iii) RMB35.1 million increase in accounts receivable, partially offset by RMB107.9 million increase in accrued expenses and other current liabilities.

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

Investing activities

Net cash used in investing activities in 2025 was RMB224.7 million (US$32.1 million), consisting primarily of net cash used in purchase of short-term and long-term investment products, net cash used in purchase of property, equipment and software, and net cash used in purchase of intangible assets.

Net cash provided by investing activities in 2024 was RMB291.6 million, consisting primarily of net cash provided by redemption of short-term and long-term investment products, partially offset by net cash used in purchase of property, equipment and software.

Net cash used in investing activities in 2023 was RMB1,173.0 million, consisting primarily of net cash paid for acquisitions of subsidiaries, and net cash used in purchase of short-term and long-term investment products.

Financing activities

Net cash used in financing activities in 2025 was RMB373.9 million (US$53.5 million), consisting primarily of payment in connection with the share repurchase program, and payment of dividend to shareholders, and repayment of short-term loans.

Net cash used in financing activities in 2024 was RMB198.6 million, consisting primarily of payment in connection with the share repurchase program, and payment of dividend to shareholders, partially offset by the net proceeds from short-term loans.

Net cash used in financing activities in 2023 was RMB377.2 million, consisting primarily of payment in connection with the share repurchase program, partially offset by the proceeds from short-term loans.

Material cash requirements

Our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include our capital expenditures and operating lease commitments.

Our capital expenditures primarily represent cash paid for purchase of property, equipment and software. We made capital expenditures of RMB13.5 million, RMB218.4 million and RMB29.6 million (US$4.2 million) in 2023, 2024 and 2025, respectively. We will continue to make capital expenditures to meet our business growth.

Our operating lease commitments consist of the commitments under the lease agreements for our office premises. Contractual obligation as of December 31, 2025 for our operating lease commitments amounted to RMB23.5 million (US$3.4 million).

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2025.

Holding Company Structure

Waterdrop Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our WFOE and the VIEs. As a result, the ability of Waterdrop Inc. to pay dividends depends upon dividends paid by our WFOE.

If our WFOE or any newly formed subsidiaries in mainland China incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our WFOE is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with the accounting standards and regulations in mainland China. Under the law in mainland China, each of our WFOE and the VIEs is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our WFOE may allocate a portion of its after-tax profits based on the accounting standards in mainland China to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the VIEs may allocate a portion of their after-tax profits based on the accounting standards in mainland China to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2025, as our WFOE, almost all other subsidiaries in mainland China, the VIEs and the subsidiaries of the VIEs are in an accumulated loss position, no statutory reserve was appropriated. Our WFOE has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve fund.

C.	Research and Development

See “Item 4. Information on the Company—B. Business Overview— Technology and Infrastructure” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2026 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates.”

F.	Safe Harbor

See “Forward-Looking Information” on page 2 of this annual report.

Item 6.Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors.

Directors and Executive Officers	Age	Position/Title
Peng Shen	38	Chairman of the Board of Directors and Chief Executive Officer
Wei Ran	39	Director and General Manager of Insurance Technology Business
Xiaolei Sun	39	Director, Vice President of Human Resources and Organization Development
Wenjie Guan	41	Director
Kai Huang	39	Director
Haiyang Yu	43	Director
Heping Feng	66	Independent Director
Chen Lin	48	Independent Director
Chenyang Wei	53	Independent Director
Jieru Li	37	Vice President of Finance, Board Secretary and Head of Strategy and Capital Markets
Nian Liu	38	Head of Legal
Xiaoying Xu	46	Vice President of Finance, Head of Finance
Xiaobo Zhou	45	Head of Research and Development

Mr. Peng Shen is our founder and has served as the chairman of our board of directors and chief executive officer since our inception, and is responsible for overseeing the overall strategy and business operations of Waterdrop. Prior to founding Waterdrop in 2016, Mr. Shen joined Meituan (HKSE: 03690) in January 2010 as one of its earliest management members. From July 2013 to April 2016, he was one of the founding team members of Meituan Waimai, where he was responsible for the early design of internet R&D, formulating operational rules, and establishing and managing the business system, helping Meituan Waimai develop into a leading on-demand delivery service application in China. In honor of Waterdrop’s contributions to China’s insurtech industry, digitally empowering innovative pharmaceutical development and other fields, Mr. Shen was awarded the Zhongguancun High-end Leading Entrepreneurial Talent Certificate by the Beijing Municipal Science and Technology Commission in 2019, named to Fortune China’s “2021 40 Under 40 in China”, the World Economic Forum’s “2022 Young Global Leaders”, and Forbes China’s 2024 “New Era Influential Founders”, received the “2024 Outstanding Alumni Award” from Hong Kong Polytechnic University, and “2025 Peking University Education Contribution Award”. Mr. Shen currently serves as Director of the 6th Council of the Central University of Finance and Economics Education Foundation, Executive President of the Beijing Chaoyang District High-tech Enterprise Association, President of the Beijing Alumni Association of The Hong Kong Polytechnic University, Vice President of the Hong Kong New Quality Entrepreneurs Association, the Industry Mentor at the School of Finance, Central University of Finance and Economics, and the Industry Mentor at Institute of Future Technology, Peking University. Mr. Shen has served as an Independent Non-Executive Director of J&T Express (HKSE: 01519) since October 2023, and also served as an Independent Non-Executive Director of Nanjing Silicon Intelligence Technology Group Co., Ltd. since October 2025. Mr. Shen received an EMBA from Tsinghua University School of Economics and Management, studied Hotel and Tourism Management in a program jointly offered by Zhejiang University and The Hong Kong Polytechnic University and obtained Doctoral degree in Hotel and Tourism Management, and received the Graduation Certificate of the First Cohort of the Tsinghua-Tencent Future-Tech Entrepreneur Program, jointly organized by Tsinghua University and Tencent.

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

Ms. Xiaolei Sun has served as the head of human resources and organization development since January 2021 and is in charge of the human resources and organizational development of our company. She has served as our director since December 2025. Ms. Sun has more than ten years of experience in entrepreneurship and business management for companies in Internet-related industry. Before joining the Company in July 2019, Ms. Sun served as product director at Meituan Waimai, which provides food delivery services, and she was in charge of the Internet-related products, such as products for user and merchant management from March 2014 to July 2019. Prior to that, she worked as a senior product manager at Sohu.com Limited (NASDAQ: SOHU), China’s leading online media, video, and game business group, from June 2010 to February 2014, where she was deeply involved in the incubation and promotion of Sohu News app. She received a bachelor of arts degree and a bachelor of laws degree from Xiamen University in 2008.

Ms. Wenjie Guan has served as our director since September 2022. Ms. Guan currently serves as Head of Corporate Development APAC at Swiss Re, one of the world’s leading providers of reinsurance, insurance and other forms of insurance-based risk transfer, a non-executive director of Alltrust Insurance Company, and a director of the Board of Swiss Re Principal Investments Company Asia Pte. Ltd. Prior to joining Swiss Re in May 2016, Ms. Guan had eight years of experience in investment banking and served at Macquarie, UBS and Jefferies. Ms. Guan received a master’s degree in Engineering with first class honors from the University of Oxford and is a CFA charterholder.

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

Mr. Heping Feng has served as our independent director since May 2021. Mr. Feng currently serves as an independent director of Tahoe Life Insurance Company Limited, Tahoe Life Insurance Company (Macau) Limited, Yinhua Fund Management Co., Ltd and China United SME Guarantee Corporation. From September 2014 to March 2017, Mr. Feng served as a senior advisor in PricewaterhouseCoopers. From April 2011 to August 2014, Mr. Feng served as the vice chairman of Morgan Stanley (China). Prior to joining Morgan Stanley (China), Mr. Feng was an audit partner in PricewaterhouseCoopers from 1997 to 2011. From 1993 to 1997, Mr. Feng served as an audit manager in Arthur Andersen LLP. From 1985 to 1993, Mr. Feng served as an auditor in China Accounting and Financial Management Consulting Company. Mr. Feng received a bachelor’s degree in accounting from Shanxi University of Finance and Economics in 1982 and a master’s degree in western accounting from the Institute of Fiscal Science, Ministry of Finance of the PRC in 1985. He is a Certified Public Accountant in China.

Mr. Chen Lin has served as our independent director since March 2025. Mr. Lin has served at various positions at The University of Hong Kong, including as the Chair of Finance and Stelux Professor in Finance since August 2013, and Vice President since June 2025. In addition, Mr. Lin has served as an independent non-executive director for several companies, including CITIC Resources Holdings Limited (HKEX: 1205) since December 2025, Smart-Core Holdings Limited (HKEX: 2166) since June 2025, Artificial Intelligent Interconnection Technology Co., Ltd. since December 2024, Beijing 51WORLD Digital Twin Technology Co., Ltd. (HKEX: 6651) since September 2024, Shiyue Daotian Group Co., Limited (HKEX: 09676) since October 2023, Allianz Global Investors Fund Management Co., Ltd. since September 2023, CNCB (Hong Kong) Investment Limited since January 2022, and China Merchants Land Asset Management Co., Limited (the manager of China Merchants Commercial REIT (HKEX: 01503)) since December 2019. Mr. Lin is a non-official member of the Task Force on Promoting Web3 Development of the Government of Hong Kong since July 2023, a Fellow of the Academy of Social Sciences, UK since March 2023, a Member of the Academia Europaea since June 2022, a member of the Hang Seng Index Advisory Committee since August 2021, a member of the Fintech Advisory Group of the Securities and Futures Commission since March 2021 and an advisory member of the Hong Kong Institute for Monetary and Financial Research of the Hong Kong Monetary Authority since June 2019. Mr. Lin also served as a member of the Currency Board Sub-Committee of the Exchange Fund Advisory Committee of Hong Kong from January 2017 to December 2022. Mr. Lin obtained his PhD degree in economics in August 2006, master of arts degree in economics in August 2005 and master of business administration degree (MBA) in May 2004 from University of Florida in the United States. He received his bachelor’s degree in engineering from South China University of Technology in July 2000.

Mr. Chenyang Wei has served as our independent director since May 2021. Mr. Wei has served as the Associate Dean of Institute for Fintech Research, Tsinghua University and Director of China Insurance and Pension Research Center, the National Institute of Financial Research, Tsinghua University PBC School of Finance since April 2019. He has also been Director of Tsinghua-Cornell Dual-degree Finance MBA Program at Tsinghua PBC School of Finance since April 2024. From December 2016 to March 2019, Mr. Wei served as a senior managing director and chief U.S. economist in Zenity Asset Management Inc., a Silicon Valley based asset management firm focusing on multi-sector asset allocation in the U.S. financial market. Prior to joining Zenity, Mr. Wei served as a director and head of credit research at AIG from August 2012 to December 2016. From June 2011 to August 2012, Mr. Wei was a senior economist with Federal Reserve Bank of Philadelphia. From 2006 to 2011, Mr. Wei was an economist with Federal Reserve Bank of New York. Mr. Wei is also an independent director of PICC Property and Casualty Company Limited (HKSE: 02328) and HSBC Life Insurance Company Limited. Mr. Wei received a bachelor’s degree in finance from Tsinghua University in 1996, a master’s degree in economics from McCombs School of Business, University of Texas at Austin in 2000, and a Ph.D. in finance from Leonard N. Stern School of Business, New York University in 2006.

Ms. Jieru Li has served as our vice president of finance since December 2025. Ms. Li joined Waterdrop in 2021 as strategy director and has served as the board secretary and head of strategy and capital markets since February 2024. Before joining us, Ms. Li served as investment associate director at China Life Private Equity from July 2019 to March 2021 and served as strategic investment director at KE Holdings Inc. (NYSE: BEKE and HKEX: 02423) from April 2017 to June 2019. Prior to that, Ms. Li worked at Bain & Company from September 2010 to December 2013 and from October 2015 to April 2017. Ms. Li obtained her bachelor’s degree in finance from School of Economics and Management in Tsinghua University in July 2010 and MBA degree from Columbia Business School in May 2015.

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

B.	Compensation

Compensation of Directors and Executive Officers

In 2025, we paid an aggregate of RMB4.8 million (US$0.7 million) in cash to our executive officers (including the executive officer who resigned in 2025), and we paid cash compensation to our non-executive directors of RMB0.7 million (US$0.1 million). We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our subsidiaries in mainland China and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plans

2018 Share Incentive Plan

In March 2019, our shareholders and board of directors approved the 2018 Share Incentive Plan, as amended and restated, which we refer to as the 2018 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to directors, employees and consultants, and promote the success of our business. The maximum aggregate number of Class A ordinary shares that may be issued under the 2018 Plan is 384,159,746 Class A ordinary shares. As of March 31, 2026, options to purchase a total of 63,818,050 Class A ordinary shares and 35,721,640 restricted share units were outstanding under the 2018 Plan.

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

2021 Share Incentive Plan

In April 2021, our shareholders and board of directors approved the 2021 Share Incentive Plan, as amended and restated, which we refer to as the 2021 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to directors, employees and consultants, and promote the success of our business. The maximum aggregate number of Class A ordinary shares that may be issued pursuant to all awards under the 2021 Plan is initially 80,508,501 Class A ordinary shares, plus an annual increase on the first day of each year during the ten-year term of the plan commencing with the year beginning January 1, 2022, by an amount equal to 2% of the total number of shares issued and outstanding on an as-converted fully diluted basis on the last day of the immediately preceding year, or a lesser amount as may be determined by the board of directors. As of March 31, 2026, 65,949,170 restricted share units were outstanding under the 2021 Plan.

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

The following table summarizes, as of March 31, 2026, the number of ordinary shares underlying outstanding options and Restricted Share Units that we granted to our directors and executive officers.

Ordinary
Shares
Underlying
Options and
	Restricted	Exercise Price
Name	Share Units	(US$/Share)	Date of Grant	Date of Expiration
Wei Ran	200,000	0.08	March 25, 2021	March 25, 2031
	14,090(1)	N/A	June 25, 2023	—
	300,000(1)	N/A	April 1, 2024	—
	1,200,000(1)	N/A	February 24, 2026	—
Xiaolei Sun	800,000	0.08	March 25, 2021	March 25, 2031
	18,440(1)	N/A	June 25, 2023	—
	600,000(1)	N/A	April 1, 2024	—
	900,000(1)	N/A	February 24, 2026	—
Heping Feng	150,000	0.08	June 25, 2021	June 25, 2031
Chenyang Wei	150,000	0.08	June 25, 2021	June 25, 2031
Jieru Li	375,000	0.08	March 25, 2021	March 25, 2031
	275,000	0.08	March 25, 2021	March 25, 2031
	140,000(1)	N/A	October 1, 2022	—
	1,080,000(1)	N/A	April 1, 2024	—
	646,410(1)	N/A	March 1, 2025	—
	500,000(1)	N/A	February 24, 2026	—
Nian Liu	500,000	0.08	March 25, 2021	March 25, 2031
	200,000	0.08	March 25, 2021	March 25, 2031
	245,000(1)	N/A	October 1, 2022	—
	540,000(1)	N/A	April 1, 2024	—
	552,610(1)	N/A	March 1, 2025	—
	700,000(1)	N/A	February 24, 2026	—
Xiaoying Xu	1,350,000(1)	N/A	March 25, 2023	—
	600,000(1)	N/A	April 1, 2024	—
	553,820(1)	N/A	March 1, 2025	—
	700,000(1)	N/A	February 24, 2026	—
Xiaobo Zhou	600,000	0.08	March 25, 2021	March 25, 2031
	280,000(1)	N/A	October 1, 2022	—
	750,000(1)	N/A	December 25, 2023	—
	360,000(1)	N/A	April 1, 2024	—
	537,180(1)	N/A	March 1, 2025	—
	600,000(1)	N/A	February 24, 2026	—
All directors and executive officers as a group	17,542,550

Note:

(1)	Represents restricted share units.

As of March 31, 2026, our employees other than our directors and officers as a group held options to purchase 62,973,050 Class A ordinary shares, with exercise prices ranging from US$0.003 per share to US$0.08 per share, and 77,074,040 restricted share units.

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

Audit Committee. Our audit committee consists of Heping Feng, Chen Lin and Chenyang Wei. Heping Feng is the chairman of our audit committee. We have determined that Heping Feng, Chen Lin and Chenyang Wei satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. We have determined that Heping Feng qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Peng Shen, Heping Feng and Chenyang Wei. Chenyang Wei is the chairman of our compensation committee. We have determined that Heping Feng and Chenyang Wei satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Peng Shen, Heping Feng and Chenyang Wei. Peng Shen is the chairperson of our nominating and corporate governance committee. Heping Feng and Chenyang Wei satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

We had 2,960, 3,057 and 3,018 full-time employees as of December 31, 2023, 2024 and 2025, respectively. Substantially all of our full-time employees are located in China. The following table sets forth the number of our full-time employees as of December 31, 2025:

Number of
Function	Employees
Operating	1,832
Sales and marketing	562
General and administrative	289
Research and development	335
Total	3,018

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

We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes. None of our employees are represented by collective bargaining agreements. Working together, our employees build our corporate culture that cares for individuals, fosters innovation, pursues credibility and integrity, and embraces changes, and has significantly contributed to our achievements.

E.	Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of March 31, 2026 by:

●	each of our directors and executive officers; and
●	each of our principal shareholders who beneficially own more than 5% of our total issued and outstanding shares.

The calculations in the table below are based on 2,791,114,551 Class A ordinary shares (excluding 491,141,970 Class A ordinary shares, comprising of Class A ordinary shares issued to the depositary for bulk issuance of ADSs and reserved for future issuances upon the exercise or vesting of awards granted under share incentive plans, and Class A ordinary shares in the form of ADSs held in treasury) and 801,904,979 Class B ordinary shares, issued and outstanding as of March 31, 2026.

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

	Ordinary Shares Beneficially Owned
			Total Ordinary	% of Total
	Class A	Class B	Shares on	Ordinary
	Ordinary	Ordinary	an As-converted	Shares on an As-	% of Aggregate
	Shares	Shares	Basis	Converted Basis	Voting Power
Directors and Executive Officers*†:
Peng Shen(1)	4,000	801,904,979	801,908,979	22.3	72.1
Wei Ran(2)	15,653,220	—	15,653,220	0.4	0.2
Xiaolei Sun(3)	8,078,260	—	8,078,260	0.2	0.1
Wenjie Guan	—	—	—	—	—
Kai Huang	—	—	—	—	—
Haiyang Yu	—	—	—	—	—
Heping Feng(4)	449,820	—	449,820	0.0	0.0
Chen Lin(5)	220,000	—	220,000	0.0	0.0
Chenyang Wei(6)	449,820	—	449,820	0.0	0.0
Jieru Li(7)	771,960	—	771,960	0.0	0.0
Nian Liu(8)	897,890	—	897,890	0.0	0.0
Xiaoying Xu(9)	4,233,070	—	4,233,070	0.1	0.0
Xiaobo Zhou(10)	2,593,140	—	2,593,140	0.1	0.0
All Directors and Executive Officers as a Group	33,351,180	801,904,979	835,256,159	23.2	72.4
Principal Shareholders:
Neptune Max Holdings Limited(1)	—	801,904,979	801,904,979	22.3	72.1
Entities affiliated with Tencent(11)	830,085,007	—	830,085,007	23.1	8.3
Investment funds affiliated with Boyu Capital(12)	470,735,258	—	470,735,258	13.1	4.7
Swiss Re Principal Investments Company Asia Pte. Ltd.(13)	206,362,384	—	206,362,384	5.7	2.1

Notes:

*

Except as indicated otherwise below, the business address of our directors and executive officers is Room B802, 8th Floor, No. 203 Wangjing Lize Zhongyuan Zone 2, Chaoyang District, Beijing, China. The business address of Mr. Haiyang Yu is 29/F, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. The business address of Mr. Kai Huang is 28/F, Tower 2, Jing An Kerry Centre, 1539 Nanjing West Road, Jing An District, Shanghai, China. The business address of Ms. Wenjie Guan is 61/F, Central Plaza, No. 18 Harbour Road, Wanchai, Hong Kong. The business address of Mr. Heping Feng is Room 1401, Beijing Mansion, 58 Dong Si Huan Zhong Road, Chaoyang District, Beijing, China. The business address of Mr. Chenyang Wei is PBC School of Finance, 43 Chengfu Road, Haidian District, Beijing, China. The business address of Mr. Chen Lin is The University of Hong Kong, Hong Kong.

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

(1)

Represents (i) 801,904,979 Class B ordinary shares held of record by Neptune Max Holdings Limited, a British Virgin Islands company. Neptune Max Holdings Limited is 99% owned by a family trust set up by Mr. Shen and 1% owned by Mr. Shen. Mr. Shen acts as the sole director of Neptune Max Holdings Limited, and possesses the sole voting power over the shares held by Neptune Max Holdings Limited; and (ii) 4,000 Class A ordinary shares directly held by First Principles Z Holdings Limited, a British Virgin Islands company. Mr. Shen acts as the sole director of First Principles Z Holdings Limited.

The registered address of Neptune Max Holdings Limited and First Principles Z Holdings Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(2)

Represents (i) 11,088,000 Class A ordinary shares held of record by Christmastrees Holdings Limited, a British Virgin Islands company, (ii) 1,000,000 Class A ordinary shares held of record by Ark Trust (Hong Kong) Limited, a Hong Kong company, (iii) 3,365,220 Class A ordinary shares held by Mr. Ran as of March 17, 2026, and (iv) 200,000 Class A ordinary shares Mr. Ran has the right to acquire within 60 days of March 17, 2026. Mr. Ran is the sole director of Christmastrees Holdings Limited and has the sole power to vote and dispose of the securities held by such entity. Mr. Ran disclaims beneficial ownership of the shares held by Ark Trust (Hong Kong) Limited except to the extent of any indirect pecuniary interest therein.

(3)

Represents (i) 4,200,000 Class A ordinary shares held of record by Ark Trust (Hong Kong) Limited, a Hong Kong company, (ii) 3,078,260 Class A ordinary shares held by Ms. Sun as of March 17, 2026, and (iii) 800,000 Class A ordinary shares Ms. Sun has the right to acquire within 60 days of March 17, 2026. Ms. Sun disclaims beneficial ownership of the shares held by Ark Trust (Hong Kong) Limited except to the extent of any indirect pecuniary interest therein.

(4)	Represents 299,820 Class A ordinary shares held by Mr. Feng as of March 30, 2026 and 150,000 Class A ordinary shares Mr. Feng has the right to acquire within 60 days of March 30, 2026.
(5)	Represents 220,000 Class A ordinary shares held by Mr. Lin as of March 16, 2026.
(6)	Represents 299,820 Class A ordinary shares held by Mr. Wei as of March 17, 2026 and 150,000 Class A ordinary shares Mr. Wei has the right to acquire within 60 days of March 17, 2026.
(7)	Represents 550,000 Class A ordinary shares held by Mr. Li as of March 17, 2026 and 221,960 Class A ordinary shares Mr. Li has the right to acquire within 60 days of March 17, 2026.
(8)	Represents 815,000 Class A ordinary shares held by Ms. Liu as of March 17, 2026 and 82,890 Class A ordinary shares Ms. Liu has the right to acquire within 60 days of March 17, 2026.
(9)	Represents 3,025,000 Class A ordinary shares directly held by Ms. Xu as of March 17, 2026 and 138,455 Class A ordinary shares Ms. Xu has the right to acquire within 60 days of March 17, 2026.
(10)	Represents 2,512,570 Class A ordinary shares directly held by Mr. Zhou as of March 17, 2026 and 80,570 Class A ordinary shares Mr. Zhou has the right to acquire within 60 days of March 17, 2026.
(11)

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

(12)

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

(13)

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

To our knowledge and with reference to the addresses in our shareholder register, as of March 31, 2026, none of our ordinary shares are held by record holders in the United States. There may be beneficial owners of our ADSs in the United States.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Other Related Party Transactions

Transactions with Tencent Group. Tencent Group is one of our investors. We engage Weixin Pay as one of our payment processing platforms to collect payment from our insurance consumers and users on our crowdfunding platform, where Tencent Group charges service fee for each transaction occurred. For the years ended December 31, 2023, 2024 and 2025, we paid payment processing fee to Tencent Group of RMB23.8 million, RMB22.0 million and RMB22.1 million (US$3.2 million), respectively. Tencent Group also provides marketing service to us, which amounted to RMB79.5 million, RMB5.3 million and RMB2.0 thousand (US$0.3 thousand) in 2023, 2024 and 2025, respectively. In addition, Tencent Group provides cloud technology services to us, which amounted to RMB31.4 million, RMB30.7 million and RMB31.5 million (US$4.5 million) for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2023, 2024 and 2025, we had amount due to Tencent Group of RMB9.5 million, RMB10.6 million and RMB9.3 million (US$1.3 million), respectively.

We provide advertising services to Tencent Group, which amounted to RMB0.6 million, RMB1.1 million and RMB0.3 million (US$44.8 thousand ) in 2023, 2024 and 2025, respectively. We had amount due from Tencent Group of RMB64.7 thousand, RMB257.4 thousand and RMB208.6 thousand (US$29.8 thousand) as of December 31, 2023, 2024 and 2025, respectively.

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

In March 2024, our board of directors approved a special cash dividend of US$0.04 per ADS or US$0.004 per ordinary share to shareholders of record as of the close of business on April 19, 2024. The aggregate payment amounted to approximately US$14.8 million. In September 2024, our board of directors approved another cash dividend of US$0.02 per ADS or US$0.002 per ordinary share to shareholders of record as of the close of business on November 5, 2024. The aggregate payment amounted to approximately US$7.3 million. In March 2025, our board of directors approved another cash dividend of US$0.02 per ADS or US$0.002 per ordinary share to shareholders of record as of the close of business on April 11, 2025. The aggregate payment amounted to approximately US$7.3 million. In September 2025, our board of directors approved another cash dividend of US$0.03 per ADS or US$0.003 per ordinary share to shareholders of record as of the close of business on October 10, 2025. The aggregate payment amounted to approximately US$10.9 million. In March, 2026, our board of directors approved another cash dividend of US$0.003 per ordinary share, or US$0.03 per ADS, for a total amount of approximately US$10.8 million, to shareholders of record as of the close of business on April 24, 2026. The payment date is expected to be on or around May 13, 2026 for holders of ordinary shares and on or around May 20, 2026 for holders of ADSs.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder (as defined below). This summary applies only to U.S. Holders that hold the ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon applicable provisions of the Code, Treasury regulations promulgated thereunder (the “Treasury Regulations”), and pertinent judicial decisions and interpretive rulings of the Internal Revenue Service (the “IRS”), all of which are subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address any considerations relating to U.S. federal estate or gift tax, the Medicare tax on certain net investment income, any alternative minimum tax, or any state, local and non-U.S. tax. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular U.S. Holders in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar;
●	persons holding their ADSs or ordinary shares in connection with a trade or business conducted outside the United States;
●	persons that directly, indirectly or constructively own 10% or more of our stock (by vote or value); or
●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the ADSs or ordinary shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder should consult its tax advisor regarding the U.S. federal, state, local, and non-U.S. and other tax considerations of the ownership and disposition of the ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner (as determined for U.S. federal income tax purposes) of the ADSs or ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in or organized under the law of the United States or any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the ADSs or ordinary shares and their partners should consult their tax advisors regarding an investment in the ADSs or ordinary shares.

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

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our ADSs, we believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2025, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” the gross amount of any distributions paid on the ADSs or ordinary shares (including the amount of any mainland China tax withheld) out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income”; provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a mainland China resident enterprise under the tax law in mainland China, we are eligible for the benefit of the United States-China income tax treaty, or the Treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period and other requirements are met. Our ADSs are currently listed on the New York Stock Exchange. We believe that the ADSs will be readily tradable on an established securities market in the United States for so long as our ADSs continue to be listed on the New York Stock Exchange. There can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in later years. Because the ordinary shares will not be listed on a U.S. exchange, we do not believe that dividends received with respect to ordinary shares that are not represented by ADSs will be treated as qualified dividends. Non-corporate U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or ordinary shares.

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

For U.S. foreign tax credit purposes, dividends paid on the ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a mainland China resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to mainland China withholding taxes on dividends paid on the ADSs or ordinary shares (see “Item 10. Additional Information—E. Taxation—Mainland China Taxation”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, mainland China withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit or deduction in lieu thereof under their particular circumstances.

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2025, and we will likely be classified as a PFIC for our current taxable year ending December 31, 2026. U.S. Holders should consult their tax advisors regarding the availability of the reduced rate of taxation on dividends with respect to our ADSs or ordinary shares under their particular circumstances.

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

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2025, and we will likely be classified as a PFIC for our current taxable year ending December 31, 2026. U.S. Holders should consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or ordinary shares under their particular circumstances.

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

If a U.S. Holder owns the ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. U.S. Holders should consult their tax advisors regarding the reporting requirements that may apply and U.S. federal income tax consequences of owning and disposing of the ADSs or ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election and the inability to make a qualified electing fund election.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, our officers and directors are exempt from the short-swing rules contained in Section 16 of the Exchange Act, and our principal shareholders are exempt from the reporting and short-swing rules contained in Section 16 of the Exchange Act.

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

As of December 31, 2025, we had RMB-denominated cash and cash equivalents, restricted cash, short-term investments and long-term debt investments included in long-term investments of RMB1,444.9 million and U.S. dollar-denominated cash and cash equivalents, restricted cash, short-term investments and long-term debt investments included in long-term investments of US$335.1 million. Assuming we had converted RMB1,444.9 million into U.S. dollars at the exchange rate of RMB6.9931 for US$1.00 as of December 31, 2025, our U.S. dollar cash balance would have been US$541.8 million. If the Renminbi had depreciated by 10% against the U.S. dollar, our U.S. dollar-denominated cash balance would have been US$523.0 million instead. Assuming we had converted US$335.1 million into Renminbi at the exchange rate of RMB6.9931 for US$1.00 as of December 31, 2025, our RMB-denominated cash balance would have been RMB3,788.6 million. If the Renminbi had depreciated by 10% against the U.S. dollar, our RMB-denominated cash balance would have been RMB4,023.0 million instead.

Concentration of credit risk

Details of the customers accounting for 10% or more of net operating revenue are as follows, including the amount of net operating revenue and as percentages of total net operating revenue for the periods presented:

	For the Year Ended December 31,
	2023		2024		2025
	RMB in		RMB in		RMB in
	thousands	%	thousands	%	thousands	%
Customer A	*	*	*	*	415,677	10.5

Details of the customers which accounted for 10% or more of accounts receivable and contract assets are as follows, including the amount of accounts receivable and contract assets and as percentages of total accounts receivable and contract assets for the periods presented:

	As of December 31,
	2024		2025
	RMB in		RMB in
	thousands	%	thousands	%
Customer A	234,744	15.8	394,607	16.7
Customer B	*	*	312,808	13.2
Customer C	*	*	246,830	10.5

We perform ongoing credit evaluations of our customers and generally do not require collateral on accounts receivable.

Item 12.Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees

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

Fees and Other Payments Made by the Depositary to Us

The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time. Responsibility for payment of such fees, charges and reimbursements may from time to time be changed by agreement between us and the depositary. In the year ended December 31, 2025, we received payment of US$0.9 million from the depositary for our expenses incurred in connection with the establishment and maintenance of the ADR program.

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

Not applicable.

Item 15.Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and head of finance, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2025. Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Based upon that evaluation, our management, with the participation of our chief executive officer and vice president of finance, has concluded that our disclosure controls and procedures were effective as of December 31, 2025.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, it used the criteria established within the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework). Based on this assessment, our management has concluded that, as of December 31, 2025, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. As a company with less than US$1.235 billion in revenues for fiscal year of 2025, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

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

	2024		2025

	(in thousands)
Audit fees(1)	US$	1,494	US$	1,357
All other fees(2)	US$	—	US$	—
(1)

“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2024 and 2025, the audit refers to financial audit.

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

Item 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On September 4, 2024, we announced a new share repurchase program, pursuant to which we were authorized to repurchase our own ordinary shares, in the form of ADSs, with an aggregate value of up to US$50 million during the 12-month period through September 9, 2025. By the completion of this share repurchase program in September 2025, we had purchased an aggregate of 6,729,201 ADSs at an aggregate consideration of US$9.2 million on the open market under this share repurchase program. On September 4, 2025, we announced a new share repurchase program, pursuant to which we were authorized to repurchase our own ordinary shares, in the form of ADSs, with an aggregate value of up to US$50 million during the 12-month period through September 9, 2026. As of March 31, 2026, we had purchased an aggregate of 5,278,431 ADSs at an aggregate consideration of US$9.5 million on the open market under this share repurchase program.

The following table sets forth information about our repurchases made in the year 2025 and the first three months of 2026 under the share repurchase programs described above.

				(d) Maximum
				Dollar Value of
			(c) Total	ADSs that May
			Number of ADSs	Yet be
			Purchased as	Purchased
			Part of Publicly	Under the Share
	(a) Total	(b) Average	Announced	Repurchase
	Number of ADSs	Price Paid per	Share Repurchase	Programs (US$ in
Period	Purchased	ADS (US$)	Programs(1)	thousands))(2)
January 1 – January 31, 2025	551,908	1.18	51,667,587	47,241
February 1 – February 28, 2025	402,125	1.3	52,069,712	46,720
March 1 – March 31, 2025	937,559	1.41	53,007,271	45,402
April 1 – April 30, 2025	727,025	1.28	53,734,296	44,472
May 1 – May 31, 2025	461,119	1.39	54,195,415	43,829
June 1 – June 30, 2025	583,861	1.4	54,779,276	43,013
July 1 – July 31, 2025	607,449	1.73	55,386,725	41,961
August 1 – August 31, 2025	314,595	1.78	55,701,320	41,402
September 1 – September 9, 2025	334,900	1.87	56,036,220	40,776
September 10 – September 30, 2025	728,936	1.9	56,765,156	48,616
October 1 – October 31, 2025	894,246	1.85	57,659,402	46,717
November 1 – November 30, 2025	417,942	1.66	58,077,344	46,023
December 1 – December 31, 2025	1,020,258	1.84	59,097,602	44,144
January 1 – January 31, 2026	793,623	1.79	59,891,225	42,724
February 1 – February 28, 2026	770,509	1.81	60,661,734	41,332
March 1 – March 31, 2026	652,917	1.7	61,314,651	40,223
Total	10,198,972	1.63	61,314,651	N/A

Notes:

(1)

The total number of ADSs purchased as part of the publicly announced plans presented under this column represents the cumulative total number of ADSs repurchased pursuant to the share repurchase programs adopted on September 4, 2024 and September 4, 2025.

(2)

The approximate dollar value of ADSs that may yet be purchased under the plans presented under this column for January 2025 to September 2025 refers to the approximate dollar value of ADSs that may yet be purchased under the share repurchase program announced on September 4, 2024, and the approximate dollar value of ADSs that may yet be purchased under the plans presented under this column for the other months in 2025 and for the first three months in 2026 refers to the approximate dollar value of ADSs that may yet be purchased under the share repurchase programs announced on September 4, 2025.

Item 16F.Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.Corporate Governance

As a Cayman Islands company listed on the NYSE, we are subject to the listing standards of the NYSE. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE listing standards. To the extent that we choose to follow home country practice, our shareholders may be afforded less protection than they otherwise would under the NYSE listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE listing standards.” We opt to follow home country practice with respect to the frequency of holding annual general meeting of shareholders. Section 302.00 of NYSE Listed Company Manual requires that companies listing common stock or voting preferred stock and their equivalents are required to hold an annual shareholders’ meeting for the holders of such securities during each fiscal year. Maples and Calder (Hong Kong) LLP, our Cayman Islands legal counsel, provided a letter to the NYSE certifying that under Cayman Islands law, we are not required to hold annual shareholders meetings every year. We followed home country practice and did not hold an annual meeting of shareholders in 2025. We may, however, hold annual shareholders’ meetings in the future.

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

Item 16K. Cybersecurity

Risk Management and Strategy

We have implemented robust processes for assessing, identifying and managing material risks from cybersecurity threats and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incidents. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

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

At management level, our Cybersecurity Risk Management Officers are responsible for assessing, identifying and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incidents. Our Cybersecurity Risk Management Officers shall maintain oversight of the disclosure related to cybersecurity matters in current reports of our company. Our Cybersecurity Risk Management Officers report to our nominating and corporate governance committee (i) on a quarterly basis on updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and relevant disclosure issues, if any, and (ii) on disclosure concerning cybersecurity matters in our annual report on Form 20-F.

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

4.21*	English translation of the Amended and Restated Equity Interest Pledge Agreement among Waterdrop Technology, Zhuiqiu Jizhi and the shareholder of Zhuiqiu Jizhi dated March 11, 2026

4.22*	English translation of the Amended and Restated Exclusive Option Agreement among Waterdrop Technology, Zhuiqiu Jizhi and the shareholder of Zhuiqiu Jizhi dated March 11, 2026

4.23*	English translation of the Amended and Restated Power of Attorney granted by the shareholder of Zhuiqiu Jizhi dated March 11, 2026

4.24

English translation of the Exclusive Business Cooperation Agreement between Waterdrop Technology and Zhuiqiu Jizhi dated October 25, 2019 (incorporated hereby reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

Exhibit Number	Description of Document

4.25

English translation of the executed form of the Spousal Consent Letter granted by the spouse of each shareholder of Zhuiqiu Jizhi, as currently in effect, and a schedule of all executed Spousal Consent Letters adopting the same form (incorporated hereby reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.26

English translation of the Exclusive Business Cooperation Agreement between Waterdrop Technology and Guangmu Weichen dated December 8, 2021 (incorporated hereby reference to Exhibit 4.27 to the Form 20-F (File No. 001-40376) filed with the Securities and Exchange Commission on April 28, 2022)

4.27

English translation of the Exclusive Option Agreement among Waterdrop Technology, Guangmu Weichen and shareholders of Guangmu Weichen dated December 8, 2021 (incorporated hereby reference to Exhibit 4.28 to the Form 20-F (File No. 001-40376) filed with the Securities and Exchange Commission on April 28, 2022)

4.28

English translation of the Equity Interest Pledge Agreement among Waterdrop Technology, Guangmu Weichen and shareholders of Guangmu Weichen dated December 8, 2021 (incorporated hereby reference to Exhibit 4.29 to the Form 20-F (File No. 001-40376) filed with the Securities and Exchange Commission on April 28, 2022)

4.29

English translation of the Powers of Attorney granted by Ms. Xiaolei Sun dated December 8, 2021 (incorporated hereby reference to Exhibit 4.30 to the Form 20-F (File No. 001-40376) filed with the Securities and Exchange Commission on April 28, 2022)

4.30

English translation of the Powers of Attorney granted by Ms. Nian Liu dated December 8, 2021 (incorporated hereby reference to Exhibit 4.31 to the Form 20-F (File No. 001-40376) filed with the Securities and Exchange Commission on April 28, 2022)

4.31

English translation of the Spousal Consent Letter granted by the spouse of Ms. Nian Liu dated December 8, 2021 (incorporated hereby reference to Exhibit 4.32 to the Form 20-F (File No. 001-40376) filed with the Securities and Exchange Commission on April 28, 2022)

4.32

English translation of the Loan Agreement among Waterdrop Technology and the shareholder of Shuidi Hubao dated June 3, 2024 (incorporated hereby reference to Exhibit 4.34 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 25, 2025)

8.1*	List of Significant Subsidiaries of the Registrant and VIEs

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated hereby reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-255298), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

11.2

Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading of the Registrant (incorporated hereby reference to Exhibit 11.2 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 25, 2025)

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

Date: April 28, 2026

WATERDROP INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF WATERDROP INC.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Waterdrop Inc. and subsidiaries (the “Company”) as of December 31, 2024 and 2025, the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes and the financial statement schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Beijing, the People’s Republic of China
April 28, 2026

We have served as the Company’s auditor since 2020.

WATERDROP INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2024	2025
	RMB	RMB	US$
			(Note 2)
Assets
Current assets
Cash and cash equivalents	986,323	483,003	69,069
Restricted cash	520,588	648,450	92,727
Short-term investments	1,612,619	530,668	75,885
Accounts receivable, net of allowance of RMB28,772 and RMB46,616 (US$6,666) as of December 31, 2024 and 2025, respectively	716,206	1,260,464	180,244
Current contract assets	619,436	806,916	115,387
Amount due from related parties	257	209	30
Prepaid expense and other assets	182,641	251,084	35,905
Total current assets	4,638,070	3,980,794	569,247
Non-current assets
Non-current contract assets	153,749	295,516	42,258
Property, equipment and software, net	240,024	255,698	36,564
Intangible assets, net	153,011	177,140	25,331
Long-term investments	1,114,160	2,284,102	326,622
Right of use assets, net	46,872	23,955	3,426
Deferred tax assets	27,028	2,870	410
Goodwill	80,751	80,751	11,547
Total non-current assets	1,815,595	3,120,032	446,158
Total assets	6,453,665	7,100,826	1,015,405

The accompanying notes are an integral part of these consolidated financial statements.

WATERDROP INC.

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2024	2025
	RMB	RMB	US$
			(Note 2)
Liabilities and Shareholders’ Equity
Current liabilities
Amount due to related parties (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB253 and RMB1 as of December 31, 2024 and 2025, respectively)	10,616	9,324	1,333
Insurance premium payables (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB537,344 and RMB684,800 as of December 31, 2024 and 2025, respectively)	537,344	684,800	97,925
Accrued expenses and other current liabilities (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB534,932 and RMB729,682 as of December 31, 2024 and 2025, respectively)	704,035	1,140,448	163,082
Short-term loans	198,373	47,000	6,721
Current lease liabilities (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB13,232 and RMB8,751 as of December 31, 2024 and 2025, respectively)	34,573	10,888	1,557
Total current liabilities	1,484,941	1,892,460	270,618
Non-current liabilities
Non-current lease liabilities (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB6,247 and RMB12,053 as of December 31, 2024 and 2025, respectively)	10,971	12,640	1,807
Deferred tax liabilities (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB83,760 and RMB43,374 as of December 31, 2024 and 2025, respectively)	84,185	43,798	6,263
Total non-current liabilities	95,156	56,438	8,070
Total liabilities	1,580,097	1,948,898	278,688
Commitments and contingencies (Note 21)
Mezzanine Equity
Redeemable non-controlling interests	76,133	—	—
Shareholders’ equity
Ordinary shares (US$ 0.000005 par value; 10,000,000,000 shares authorized, 8,900,000,000 Class A ordinary shares authorized, 3,282,256,521 Class A ordinary shares issued, 2,822,868,761 and 2,806,929,941 Class A ordinary shares outstanding as of December 31, 2024 and 2025, respectively; 1,000,000,000 Class B ordinary shares authorized, 801,904,979 Class B ordinary shares issued and outstanding as of December 31, 2024 and 2025)	139	143	21
Treasury stock	(15)	(16)	(2)
Additional paid-in capital	6,832,214	6,733,696	962,906
Accumulated other comprehensive income	159,550	43,622	6,238
Accumulated deficit	(2,194,453)	(1,625,517)	(232,446)
Total shareholders’ equity	4,797,435	5,151,928	736,717
Total liabilities, mezzanine equity and shareholders’ equity	6,453,665	7,100,826	1,015,405

The accompanying notes are an integral part of these consolidated financial statements.

WATERDROP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data, or otherwise noted)

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
				(Note 2)
Operating revenue, net	2,630,707	2,771,821	3,977,761	568,812
Operating costs and expenses
Operating costs	(1,195,544)	(1,314,740)	(1,943,162)	(277,868)
Sales and marketing expenses	(740,451)	(694,769)	(1,120,929)	(160,291)
General and administrative expenses	(402,395)	(367,652)	(310,129)	(44,348)
Research and development expenses	(299,060)	(216,502)	(232,683)	(33,273)
Total operating costs and expenses	(2,637,450)	(2,593,663)	(3,606,903)	(515,780)
Operating (loss)/profit	(6,743)	178,158	370,858	53,032
Other income
Interest income	136,043	149,121	135,697	19,404
Foreign currency exchange gain	4,342	8,016	276	39
Others, net	30,598	25,295	36,618	5,236
Profit before income tax	164,240	360,590	543,449	77,711
Income tax (expense)/benefit	(555)	(9,707)	21,608	3,090
Net profit	163,685	350,883	565,057	80,801
Net loss attributable to mezzanine equity classified as non-controlling interests shareholders	(3,536)	(16,627)	(3,879)	(555)
Net profit attributable to ordinary shareholders	167,221	367,510	568,936	81,356
Other comprehensive income
Foreign currency translation adjustment	37,413	44,773	(106,666)	(15,253)
Unrealized loss on available for sale investments, net of tax	(1,551)	(29,330)	(9,262)	(1,324)
Total comprehensive income	199,547	366,326	449,129	64,224
Total comprehensive loss attributable to mezzanine equity classified as non-controlling interests shareholders	(3,536)	(16,627)	(3,879)	(555)
Total comprehensive income attributable to ordinary shareholders	203,083	382,953	453,008	64,779
Weighted average number of ordinary shares used in computing net profit per share
Basic	3,769,679,736	3,650,504,339	3,615,328,154	3,615,328,154
Diluted	3,880,861,496	3,719,776,955	3,713,518,076	3,713,518,076
Net profit per share attributable to ordinary shareholders
Basic	0.04	0.10	0.16	0.02
Diluted	0.04	0.10	0.15	0.02

The accompanying notes are an integral part of these consolidated financial statements.

WATERDROP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data, or otherwise noted)

							Accumulated
						Additional	other		Total
	Ordinary shares			Treasury stock		paid-in	comprehensive	Accumulated	shareholders’
	Number	Amount		Number	Amount	capital	income/(loss)	deficit	equity
		RMB			RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2023	3,994,300,230	135		(84,354,570)	(3)	7,384,670	108,245	(2,726,919)	4,766,128
Cumulative effect of change in accounting principle	—	—		—	—	—	—	(2,265)	(2,265)
Share-based payment compensation	—	—		—	—	133,869	—	—	133,869
Share repurchase	—	—		(303,236,220)	(10)	(526,015)	—	—	(526,025)
Exercise of share options and restricted share units vested (Note 17)	66,877,290	4		28,035,280	1	10,899	—	—	10,904
Net profit attributable to ordinary shareholders	—	—		—	—	—	—	167,221	167,221
Other comprehensive income	—	—		—	—	—	35,862	—	35,862
Balance at December 31, 2023	4,061,177,520	139		(359,555,510)	(12)	7,003,423	144,107	(2,561,963)	4,585,694
Share-based payment compensation	—	—		—	—	86,872	—	—	86,872
Share repurchase	—	—		(123,566,000)	(4)	(106,975)	—	—	(106,979)
Dividends (Note 18)	—	—		—	—	(158,671)	—	—	(158,671)
Exercise of share options and restricted share units vested (Note 17)	262,500	—	*	46,455,230	1	7,565	—	—	7,566
Net profit attributable to ordinary shareholders	—	—		—	—	—	—	367,510	367,510
Other comprehensive income	—	—		—	—	—	15,443	—	15,443
Balance at December 31, 2024	4,061,440,020	139		(436,666,280)	(15)	6,832,214	159,550	(2,194,453)	4,797,435
Acquisition of noncontrolling interests	—	—		—	—	65,085	—	—	65,085
Share-based payment compensation	—	—		—	—	51,767	—	—	51,767
Share repurchase	—	—		(79,819,230)	(2)	(91,232)	—	—	(91,234)
Dividends (Note 18)	—	—		—	—	(130,413)	—	—	(130,413)
Exercise of share options and restricted share units vested (Note 17)	8,740,000	4		55,140,410	1	6,275	—	—	6,280
Net profit attributable to ordinary shareholders	—	—		—	—	—	—	568,936	568,936
Other comprehensive loss	—	—		—	—	—	(115,928)	—	(115,928)
Balance at December 31, 2025	4,070,180,020	143		(461,345,100)	(16)	6,733,696	43,622	(1,625,517)	5,151,928

* Absolute amount is less than RMB1 thousand.

The accompanying notes form an integral part of these consolidated financial statements.

WATERDROP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
				(Note 2)
Cash flows from operating activities:
Net profit	163,685	350,883	565,057	80,801
Adjustments to reconcile net profit to net cash used in operating activities:
Depreciation of property, equipment and software	13,417	11,442	13,784	1,971
Amortization of intangible assets	138	128	129	18
Share-based compensation expense	133,869	86,872	51,767	7,403
Loss from disposal of property and equipment	1,560	662	58	8
Loss from disposals of subsidiaries	2,169	—	322	46
Loss/(gain) from early termination of lease	—	384	(378)	(54)
Allowance for doubtful debts	9,635	12,623	18,036	2,579
Impairment loss	3,124	24,268	—	—
Interest income	(19,842)	(17,029)	(8,640)	(1,236)
Foreign exchange gain	(4,342)	(8,016)	(276)	(39)
Changes in operating assets and liabilities:
Accounts receivable	20,254	(35,131)	(562,122)	(80,382)
Contract assets	(99,881)	(66,155)	(329,401)	(47,104)
Prepaid expense and other assets	149,944	16,164	(68,392)	(9,778)
Amount due from/to related parties	(1,751)	915	(1,244)	(178)
Insurance premium payables	75,292	(54,609)	147,456	21,086
Deferred tax assets	(15,495)	(2,838)	24,158	3,455
Deferred tax liabilities	13,352	10,880	(46,451)	(6,642)
Accrued expenses and other current liabilities	(43,542)	107,867	438,781	62,745
Right of use assets, net	(36,716)	3,461	2,751	393
Operating lease liabilities	41,646	(5,521)	(1,474)	(211)
Net cash provided by operating activities	406,516	437,250	243,921	34,881
Cash flows from investing activities:
Purchase of property, equipment and software	(13,522)	(218,415)	(29,629)	(4,237)
Disposal of property, equipment and software	227	164	112	16
Cash paid for asset acquisitions, net of cash acquired	—	—	(17,000)	(2,431)
Purchase of short-term investments	(11,445,715)	(6,441,705)	(6,178,737)	(883,548)
Proceeds from maturity of short-term investments	10,683,916	7,891,955	7,224,779	1,033,130
Purchase of long-term investments	(200,668)	(1,012,319)	(1,296,927)	(185,458)
Proceeds from early redemption of long-term investments	—	71,957	72,541	10,373
Acquisitions of subsidiaries, net of cash acquired	(195,905)	—	—	—
Disposal of subsidiaries, net of cash disposed	(1,293)	—	121	17
Net cash (used in)/provided by investing activities	(1,172,960)	291,637	(224,740)	(32,138)

The accompanying notes form an integral part of these consolidated financial statements.

WATERDROP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
				(Note 2)
Cash flows from financing activities:
Dividend to shareholders	—	(158,671)	(130,413)	(18,649)
Proceeds from short-term loans	167,196	246,942	110,000	15,730
Repayment of short-term loans	(30,100)	(187,096)	(261,548)	(37,401)
Payments to acquire noncontrolling interest	—	—	(7,169)	(1,025)
Proceeds from exercise of share option	11,710	7,225	6,430	920
Payment for share repurchase	(526,025)	(106,979)	(91,234)	(13,046)
Principal payments under finance lease obligation	(19)	—	—	—
Net cash used in financing activities	(377,238)	(198,579)	(373,934)	(53,471)
Effect of exchange rate changes on cash and cash equivalents	26,173	2,577	(20,705)	(2,961)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(1,117,509)	532,885	(375,458)	(53,689)
Total cash and cash equivalents and restricted cash at beginning of year	2,091,535	974,026	1,506,911	215,485
Total cash and cash equivalents and restricted cash at end of year	974,026	1,506,911	1,131,453	161,796
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	396,905	986,323	483,003	69,069
Restricted cash	577,121	520,588	648,450	92,727
Total cash and cash equivalents and restricted cash at end of year	974,026	1,506,911	1,131,453	161,796
Supplemental disclosure of cash flow information
Cash paid for income tax*	1,281	1,993	362	52
Cash paid for interest	236	1,882	283	40

* For the year ended December 31, 2025, all the income taxes paid are in Chinese mainland.

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

As of December 31, 2025, the Company’s major subsidiaries, consolidated VIEs and principal subsidiary of VIEs are as follows:

			Percentage
			Of Direct
	Date of	Date of	or Indirect
	Incorporation/	Incorporation/	Economic
Name of Company	Establishment	Establishment	Interest	Principal Activities
Principal Subsidiaries
Waterdrop Group HK Limited (“Waterdrop HK”)	May 31, 2018	Hong Kong	100%	Investment holding
Waterdrop Technology	October 17, 2018	PRC	100%	Research and development service for the Group, technical service
VIEs and their principal subsidiaries
Zongqing Xiangqian	August 2, 2013	PRC	100%	Operating management service for the Group
Shuidi Hubao	December 12, 2016	PRC	100%	Medical crowdfunding platform services
Shuidi Hulian	December 12, 2016	PRC	100%	Technical service
Shuidi Insurance Brokerage Co., Ltd	October 19, 2012	PRC	100%	Insurance brokerage services
Beijing Yifan Fengshun Medical Technology Co., Ltd	December 18, 2020	PRC	100%	Digital clinical trial solution

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.Summary of Significant Accounting Policies

(a)Basis of Presentation

The Group’s consolidated financial statements as of December 31, 2024 and 2025 and during the years ended December 31, 2023, 2024 and 2025 are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and related disclosures. Actual results may differ from those estimates. Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

(b)Basis of Consolidation

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

(b)Basis of Consolidation (continued)

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

Loan Agreements:

Pursuant to the loan agreements entered into between the WFOE and each of the shareholders of three VIEs (including Zongqing Xiangqian, Shuidi Hubao and Beijing Zhuiqiu Jizhi Technology Co., Ltd.), the WFOE extended loans to the shareholders of the three VIEs who had contributed the loan principals to the relevant VIEs mainly as registered capital. The shareholders of the three VIEs may repay the loans only by transferring their respective equity interests in the VIEs to WFOE or its designated person(s) pursuant to the exclusive option agreements. These loan agreements will remain effective until the date of full performance by the parties of their respective obligations thereunder.

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

(b)Basis of Consolidation (continued)

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

(b)Basis of Consolidation (continued)

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and their subsidiaries, which are included in the Group’s consolidated financial statements. Transactions between the VIEs and their subsidiaries are eliminated in the balances presented below:

	As of December 31,
	2024	2025
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	210,351	193,584
Restricted cash	520,588	648,450
Short-term investments	170,339	115,906
Accounts receivable, net of allowance of RMB28,404 and RMB26,875 (US$3,843) as of December 31, 2024 and 2025, respectively	537,848	460,937
Current contract assets	614,036	801,780
Other current assets	129,909	199,856
Total current assets	2,183,071	2,420,513
Non-current assets
Non-current contract assets	149,855	289,007
Intangible assets, net	149,846	174,103
Deferred tax assets	27,028	2,870
Goodwill	80,751	80,751
Other non-current assets	39,426	43,259
Total non-current assets	446,906	589,990
Total assets	2,629,977	3,010,503
LIABILITIES
Current liabilities
Insurance premium payables	537,344	684,800
Accrued expenses and other current liabilities	534,932	729,682
Amount due to related parties	253	1
Current lease liabilities	13,232	8,751
Total current liabilities	1,085,761	1,423,234
Total non-current liabilities	90,007	55,427
Total liabilities	1,175,768	1,478,661

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Operating revenue, net	2,331,678	2,312,629	2,579,851
Net income	697,935	676,950	414,630
Net cash provided by operating activities	804,351	682,317	419,966
Net cash (used in)/provided by investing activities	(681,995)	380,895	30,578
Net cash used in financing activities	—	—	(7,169)

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

(b)Basis of Consolidation (continued)

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

(c)Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates reflected in the Group’s financial statements are estimates and judgments applied in the revenue recognition, determination of the stand-alone selling price of performance obligations, realization of deferred tax assets, allowance for doubtful account including expected credit losses, assessment for impairment of intangible assets, goodwill, and other long-lived assets, valuation of acquired identifiable assets, and valuation of share-based compensation arrangements. Actual results could differ from such estimates.

(d)Comprehensive Income and Foreign Currency Translation

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

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.Summary of Significant Accounting Policies (continued)

(e)Convenience Translation

The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars (“US$” or “USD”) using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders’ deficit and cash flows from RMB into USD as of and for the year ended December 31, 2025 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.9931, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025, or at any other rate.

(f)Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which have original maturities less than three months. The Group considers all highly liquid investments with stated maturity dates of three months or less from the date of purchase to be cash equivalents.

(g)Restricted Cash

Restricted cash mostly include premiums received from certain insured collected by the Group in a fiduciary capacity until disbursed to the appropriate insurance companies and amounted to RMB491,828 and RMB580,972 as of December 31, 2024 and 2025. Restricted cash also included guarantee deposits required by China Banking and Insurance Regulatory Commission in order to protect from insurance premium appropriation by the insurance broker and guarantee deposit related to foreign exchange settlement contracts.

(h)Short-term Investments

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

(h)Short-term Investments (continued)

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

(i)Accounts Receivable and Contract Assets, net

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

(j)Fair Value Measurement

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

The Group’s financial instruments consist primarily of cash and cash equivalents, restricted cash, available for sale investments, held-to-maturity investments, fair value option investments, accounts receivable, other receivables, insurance premium payables, other current liabilities and amounts due from/to related parties. As of December 31, 2024 and 2025, the carrying values of cash and cash equivalents, restricted cash, held-to-maturity investments classified as short-term investments, accounts receivable, other receivable, insurance premium payables, other current liabilities, short-term loans and amount due from/to related parties approximated their fair values due to the short term maturities of those instruments. Available-for-sale investments and fair value option investments are recorded at fair value in the consolidated financial statements. The fair values of the Group’s held-to-maturity investments classified as long-term investments are determined based on the discounted cash flow model using the discount curve of market interest rates.

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

Impairment loss for intangible assets were RMB nil, RMB24,268 and RMB nil for the years ended December 31, 2023, 2024 and 2025, respectively.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)
(n)	Goodwill

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

The Group performs the quantitative impairment test by comparing the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, the amount by which the carrying amount exceeds the reporting unit’s fair value is recognized as impairment. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, allocation of assets, liabilities and goodwill to reporting units, and determination of the fair value of each reporting unit. No impairment loss of goodwill was recorded for the years ended December 31, 2023, 2024 and 2025.

For the years ended December 31, 2023, 2024 and 2025, the changes in the carrying amount of goodwill by segment are as follows:

	Insurance	Others	Total
	RMB	RMB	RMB
Balances at January 1, 2023	1,248	2,172	3,420
Additions	77,331	—	77,331
Balances at December 31, 2023	78,579	2,172	80,751
Additions	—	—	—
Balances at December 31, 2024	78,579	2,172	80,751
Additions	—	—	—
Balances at December 31, 2025	78,579	2,172	80,751

(o)Business combinations and non-controlling interests

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

(o)Business combinations and non-controlling interests (continued)

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

Net loss attributable to mezzanine equity holders is excluded from the consolidated statements of changes in shareholders’ equity. During the years ended December 31, 2023, 2024 and 2025, net loss attributable to mezzanine equity holders amounted to RMB3,536, RMB16,627 and RMB3,879, respectively. The cumulative results of operations attributable to noncontrolling interests, along with adjustments for impairment loss for intangible assets acquired, are also recorded as mezzanine equity on the Company’s consolidated balance sheets.

The following table provides details of the redeemable non-controlling interest activity for the year ended December 31, 2024 and 2025:

	2024	2025
	RMB	RMB
Balance as of January 1	92,760	76,133
Net loss attributable to mezzanine equity classified as non-controlling interest	(16,627)	(3,879)
Acquisition of non-controlling interest	—	(72,254)
Balance as of December 31	76,133	—

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)
(o)	Business combinations and non-controlling interests (continued)

Acquisition of NCI

Acquisition of noncontrolling interests is accounted for as an equity transaction. The difference between the fair value of the consideration paid and the carrying amount of the noncontrolling interests acquired is recognized directly in equity attributable to the equity holders of the Company.

(p)Asset Acquisition

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

(q)	Long-Term Investments

The Group’s long-term investments consist of equity securities without readily determinable fair value, long-term held-to-maturity investments available-for-sale investments, and fair value option investments.

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

iv.Fair value option investments

The Group holds issuer callable range accrual notes indexed to U.S. Dollar Constant Maturity Treasury Rate or Secured Overnight Financing Rate with maturities longer than one year at fair value in accordance with ASC 825 Financial Instruments. The fair value option investments are reported at the fair value with unrealized gains and losses recorded under “Others, net” in the consolidated statements of comprehensive income.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)
(r)	Insurance Premium Payables

Insurance premium payables are insurance premiums collected from insurance policyholder on behalf of insurance companies but not yet remitted to the insurance companies as of the balance sheet dates.

(s)	Share-Based Compensation

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

(t)	Revenue recognition

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

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)
(t)	Revenue recognition (continued)

Insurance Brokerage Services (continued)

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

Technical Services

Technical service income primarily consists of revenues derived from providing analytics and intelligent recommendation service, risk assessment technical service, customer relationship management (“CRM”) system-based technical services and marketing services to insurance companies, insurance brokers, and agency companies.

Reinforced by cumulative big data, the Group provides risk assessment technical services through algorithm-driven verification system assessing risk by analyzing user profiles and medical history, tagging risk levels for hierarchical management that help insurers refine their risk analysis capabilities since 2025. The Group leverages multi-dimensional consumer insights to deliver analytics and intelligent recommendation services, enabling policyholders to be matched with more suitable products and improving sales efficiency. Revenue is recognized when the performance obligation to provide those services is satisfied (such as when effective usage of risk assessment over insureds’ information or when effective match on insurance product display). Payment terms and conditions vary by customer and are based on the billing schedule established in the contracts with customers, which generally include a requirement of payment within one year. The Group assesses the collectability of accounts receivable and records an allowance for expected credit losses. The Group believes that the impact from significant financing component is not material.

The Group provides technical services to selected insurance brokerage or agency companies to use its CRM system and earns monthly system usage revenue recognized overtime over the contract term. In addition, the Group also earns referral revenue, which is based on a percentage of the first two-year’s policy premiums, recognized at a point in time when the insurance policy becomes effective. The Group estimates the services fee that it expects to be entitled to over the first two-year of the long-term insurance policy and such estimates are ‘constrained’ in accordance with ASC 606.

The Group displays advertisements for certain companies on its various website channels and mobile apps and earns marketing service revenue mainly based on the number of articles published and the number of advertisements disclosed. The marketing service revenue is recorded at a point in time when the advertisement has been displayed.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)
(t)	Revenue recognition (continued)

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

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)
(t)	Revenue recognition (continued)

Disaggregation of revenues

The following table provides further disaggregation by types and timing of revenues recognized:

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Operating revenue
Insurance brokerage income
Short-term insurance brokerage income	1,381,855	1,309,432	1,178,939
Long-term insurance brokerage income	823,305	1,013,406	1,391,349
Subtotal	2,205,160	2,322,838	2,570,288
Technical service income	135,755	40,939	1,006,278
Crowdfunding service fees	162,683	267,650	261,636
Digital clinical trial solution income	100,496	91,066	118,297
Other revenues	26,613	49,328	21,262
Total	2,630,707	2,771,821	3,977,761

Refund liabilities

Refund liabilities are recognized for the estimated amounts of insurance brokerage service fees and technical service fees which are received but are expected to be refunded. The consideration received but not expect to be entitled to earn is not included in the transaction price, because it will be refunded to customers. The refund liabilities are remeasured at each reporting date to reflect changes in the estimate, with a corresponding adjustment to revenue. The Group is expected to refund back to its customers if the retention rate for a certain period does not reach a predetermined percentage.

Value Added Tax

The Group is subject to Value Added Taxes (“VAT”) at the rate of 3% or 6%, depending on whether the entity is a general tax payer or small scale tax payer, and the related surcharges on revenue generated from providing services. VAT are reported as a deduction to revenue when incurred and amounted to RMB187,863, RMB193,377 and RMB234,188 for the years ended December 31, 2023, 2024 and 2025, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expenses and other current liabilities on the consolidated balance sheets.

Value added tax recoverable represents amounts paid by the Group for purchases. The amounts were recorded as current assets considering they are expected to be deducted from future value added tax payables arising on the Group’s revenues which it expects to generate in the future.

Contract assets

The contract asset balance as of December 31, 2024 and 2025 includes immaterial adjustment to the estimate of the transaction price for performance obligation satisfied during the years ended December 31, 2023 and 2024.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)
(t)	Revenue recognition (continued)

Contract assets (continued)

Contract assets as of December 31, 2024 and 2025 are as follows:

	December 31,	December 31,
	2024	2025
	RMB	RMB
Contract assets	773,790	1,103,191
Less: Allowance for uncollectible accounts	(605)	(759)
Total	773,185	1,102,432

The movements in the allowance for uncollectible accounts are as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Balance at beginning of year	(382)	(605)
Addition	(223)	(154)
Balance at end of the year	(605)	(759)

(u)	Operating cost

Operating costs primarily consist of (i) payroll and related expenses for insurance agents, consultants and customer service personnel, (ii) transaction fees charged by third-party payment platforms related to insurance brokerage service, (iii) costs of referral and service fees, (iv) charges for the usage of the server and cloud service incurred for operational support of the platforms, and the associated expenses of facilities and equipment, such as depreciation expenses, rental and others attributed to the Group’s principal operations, (v) cost for patient recruitment consultants team and (vi) cost for the crowdfunding consultants team and cost related to the information review and investigation of medical crowdfunding campaigns (vii) cost of medical expenses and cost of one-year health insurance coverage related to the termination of the mutual aid plans, and (viii) costs for short message service (SMS) costs for new user on boarding and authentication processes.

(v)	Sales and Marketing Expenses

Sales and marketing expenses primarily consist of (i) marketing expenses for user acquisition and brand building, (ii) payroll and related expenses for employees involved in selling and marketing functions, and (iii) outsourced sales and marketing service fees to third parties, as well as the associated expenses of facilities and equipment, such as depreciation expenses, rental and others.

(w)	Research and Development Expenses

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

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (continued)
(x)	Taxation

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

(y)	Net Profit Per Share

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

(z)	Leases

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

(aa) Short-term loans

Short-term loans represent the Group’s borrowings from commercial banks for the Group’s working capital. Short-term loans include borrowings with maturity terms shorter than one year.

(bb) Segment reporting

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

(cc) Significant Risk and Uncertainties

Currency Risk

The RMB is not a freely convertible currency. The value of RMB is subject to changes in central government policies and international economic and political developments that affect supply and demand in the China Foreign Exchange Trading System market. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The Group’s cash and cash equivalents, restricted cash, short-term investments and long-term debt investments included in long-term investments denominated in RMB that are subject to such government policies amounted to RMB1,923.9 million, and RMB1,444.9 million, representing 45.91% and 37.07% of total corresponding assets as of December 31, 2024 and 2025, respectively.

Concentration of Credit Risk

Details of the customers accounting for 10% or more of operating revenue, net are as follows:

	Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	%
Customer A	*	*	*	*	415,677	10.45%

Details of the customers which accounted for 10% or more of accounts receivable and contract assets are as follows:

	As of December 31,
	2024		2025
	RMB	%	RMB	%
Customer A	234,744	15.76%	394,607	16.70%
Customer B	*	*	312,808	13.24%
Customer C	*	*	246,830	10.45%

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

(dd) Recent Accounting Pronouncements adopted

In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which improves income tax disclosures. The amendments require the disclosure of specific categories in the rate reconciliation and additional information for reconciling items that meet a quantitative threshold. The amendments also require disaggregated information about the amount of income taxes paid (net of refunds received), Income (or loss) from continuing operations before income tax expense (or benefit) and Income tax expense (or benefit) from continuing operations. The new guidance is required to be applied either prospectively or retrospectively. This guidance is effective for the Group’s fiscal years beginning after December 15, 2024. Early adoption is permitted.

Beginning on January 1, 2025, the Group adopted ASU 2023-09 prospectively. The adoption did not have a material impact on the consolidated financial statements, and the required disclosures are included in Note 15.

(ee) Recent Accounting Pronouncements not yet adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) amending existing income statement disclosure guidance, primarily requiring more detailed disclosure for expenses. The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The amendments can be applied on either a prospective or retroactive basis. We are currently evaluating the ASU to determine its impact on our disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”), which provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity can elect a practical expedient to assume that the current conditions as of the balance sheet date will remain unchanged for the remaining life of the assets when estimating expected credit losses. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods within those fiscal years. Early adoption is permitted. This ASU should be applied prospectively. We are currently evaluating the ASU to determine its impact on our disclosures.

In September 2025, the FASB issued ASU 2025-06, Intangibles: Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (ASU 2025-06). The guidance modernizes the accounting for software costs and enhances the transparency about an entity’s software costs. The guidance is effective for the fiscal years beginning after December 15, 2027 and for interim periods within those fiscal years. This ASU can be applied prospectively, retrospectively, or under a modified transition approach. We are currently evaluating the ASU to determine its impact on our disclosures.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities (“ASU 2025-10”), to improve generally accepted accounting principles by establishing authoritative guidance on the accounting for government grants received by business entities. The amendments establish the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. The guidance is effective for fiscal years beginning after December 15, 2028, with early adoption permitted, and it can be applied using one of the following approaches: (1) a modified prospective approach; (2) a modified retrospective approach and (3) a retrospective approach to all government grants. We are currently evaluating the ASU to determine its impact on our disclosures.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

3.	Acquisitions and disposals

Business acquisition

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

On March 24, 2025, in order to strengthen synergies between the Group and Shenlanbao, the Group entered into a separate and new share purchase agreement with all non-controlling shareholders of Shenlanbao to acquire all the remaining equity interests in Shenlanbao at a total consideration of RMB7,169, despite that the specified financial targets in the original share purchase agreement for financial year 2023 and 2024 were not met. All of the closing conditions included in the new agreement had been met as of June 30, 2025, and since then, Shenlanbao has been 100% owned by the Group. The acquisition of noncontrolling interests resulted in a decrease in noncontrolling interests of RMB72,254 and an increase in additional paid-in capital of RMB65,085.

Asset acquisition

Acquisition of Tianjin Haike

In December 2025, the Group entered into purchase agreements with shareholders of Tianjin Haike to acquire up to 100% of Tianjin Haike’s equity ownership for a gross consideration or RMB60,516, of which RMB43,516 was related to the effective settlement of the selling shareholder’s loan payable to Tianjin Haike upon closing. This resulted in a net cash consideration of RMB17,000. Tianjin Haike holds an insurance agency license.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

3.	Acquisitions and disposals (continued)

Asset acquisition (continued)

Acquisition of Tianjin Haike (continued)

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

The purchase price of the assets are as follows:

	As of December 31,	Estimated
	2025	useful lives
	RMB
Value-added tax recoverable	109
Intangible assets — Insurance Brokerage license	24,258	Indefinite
Total assets acquired	24,367
Deferred tax liabilities	(6,064)
Other payables	(1,303)
Total liabilities assumed	(7,367)
Net assets acquired	17,000

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

4.	Short-term Investments

Short-term Investments consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Held-to-maturity investments	1,027,846	23,032
Investments under fair value option	584,773	507,636
Total	1,612,619	530,668

As of December 31, 2024 and 2025, the maturity dates for the held-to-maturity investments and investments under fair value option were within one year. Held-to-maturity investments were mainly deposits in commercial banks with maturities less than one year and wealth management products issued by commercial banks and other financial institutions for which the Group has the positive intent and ability to hold those securities to maturity. For the years ended December 31, 2023, 2024 and 2025, the unrealized gains on investments under fair value option were RMB 12,029, RMB2,223 and RMB2,034, respectively.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

5.	Accounts receivable, net

Accounts receivable, net consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Accounts receivable	744,978	1,307,080
Allowance for doubtful accounts	(28,772)	(46,616)
Accounts receivable, net	716,206	1,260,464

The movements in the allowance for doubtful accounts are as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Balance at beginning of the year	(19,263)	(28,772)
Additions	(22,373)	(20,121)
Reversals	10,328	2,257
Write-offs	2,536	20
Balance at end of the year	(28,772)	(46,616)

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

6.	Prepaid Expense and Other Assets

Prepaid expense and other assets consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Fund receivable from external payment network providers(1)	50,781	90,614
Prepayments and deposits	86,043	73,885
Advances to suppliers	30,897	53,987
Value-added tax recoverable	20,507	36,071
Option exercise proceeds receivable and withholding IIT	9,926	10,232
Others	39,141	39,728
Total	237,295	304,517
Less: impairment provision(2)	(40,000)	(39,000)
Less: allowance for doubtful accounts(3)	(14,654)	(14,433)
Prepaid expense and other assets, net	182,641	251,084
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

(2)	Impairment provision for prepayment for the years ended December 31, 2023, 2024 and 2025 were RMB1,000, RMB nil and RMB nil respectively.

The movements in the impairment provision are as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Balance at beginning of the year	(40,000)	(40,000)
Write-off	—	1,000
Balance at end of the year	(40,000)	(39,000)

(3)

Allowance for doubtful accounts on deposits and other receivables were RMB923 and RMB124 respectively, which were recorded in general and administrative expenses for the years ended December 31, 2023 and 2024. Reversal of allowance for doubtful accounts on deposits and other receivables of RMB50 were recorded in general and administrative expenses for the year ended December 31, 2025.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

6.	Prepaid Expense and Other Assets (continued)

The movements in the allowance for doubtful accounts are as follows:

	As of
	December 31,
	2024	2025
	RMB	RMB
Balance at beginning of the year	(14,979)	(14,654)
Additions	(1,154)	(59)
Reversals	1,030	109
Write-off	449	171
Balance at end of the year	(14,654)	(14,433)

7.	Fair Value Measurement

Recurring

The following table presents the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis subsequent to initial recognition:

December 31, 2024	Level 1	Level 2	Level 3	Fair Value
	RMB	RMB	RMB	RMB
Assets
Investments under fair value option	—	584,773	—	584,773
Available-for-sale investments	—	332,489	—	332,489
Total Assets	—	917,262	—	917,262

December 31, 2025	Level 1	Level 2	Level 3	Fair Value
	RMB	RMB	RMB	RMB
Assets
Investments under fair value option	—	852,299	—	852,299
Available-for-sale investments	—	1,086,606	—	1,086,606
Total Assets	—	1,938,905	—	1,938,905

The Group elected the fair value option to record wealth management products with variable interest rates and deposits indexed to foreign exchange. As of December 31, 2024, these instruments had maturities of less than one year; as of December 31, 2025, they comprised both short‑term and long‑term maturities. The Group accounted for all such instruments at fair value.

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

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

8.	Property, Equipment and Software, Net

Property, equipment and software, net, consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Computer and electronic equipment	21,529	23,063
Office furniture and equipment	2,363	3,179
Leasehold improvements	46,261	49,705
Software	31,022	31,178
Office buildings	212,804	234,983
Total	313,979	342,108
Less: accumulated depreciation	(73,955)	(86,410)
Property, equipment and software, net	240,024	255,698

Depreciation expenses for the years ended December 31, 2023, 2024 and 2025 were RMB13,417, RMB11,442 and RMB13,784, respectively.

No impairment on property, equipment and software was recorded for the years ended December 31, 2023, 2024 and 2025.

9.	Intangible Assets, Net

Intangible assets, net consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Brokerage licenses	60,558	84,816
Insurance adjusting license	2,293	2,293
Insurance agency license	35,130	35,130
Trademark and software copyright	77,042	77,042
Medical institution license	3,708	3,708
Total	178,731	202,989
Less: Accumulated amortization	(735)	(864)
Less: Impairment	(24,985)	(24,985)
Intangible assets, net	153,011	177,140

Amortization expense on intangible assets for the years ended December 31, 2023, 2024 and 2025 were RMB138, RMB128 and RMB129 respectively. As of December 31, 2025, the Group expects to record amortization expenses related to intangible assets RMB129, RMB129, RMB129 and RMB75 for the years ended December 31, 2026, 2027, 2028, 2029 and RMB nil thereafter. RMB nil, RMB24,268 and RMB nil of impairment losses were recognized on intangible assets and were included under “general and administrative expenses” in the consolidated statement of comprehensive income for the years ended December 31, 2023, 2024 and 2025, respectively.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

10.	Long-Term Investments

As of December 31, 2025, the Group’s long-term investments comprised of i) long-term held-to-maturity investments, ii) available-for-sale investments, iii) investments under fair value option and iv) equity securities without readily determinable fair value.

Components of long-term investments are as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Available-for-sale investments	332,489	1,086,606
Long-term held-to-maturity investments	738,903	804,023
Investments under fair value option	—	344,663
Equity securities without readily determinable fair value	42,768	48,810
Total	1,114,160	2,284,102

As of December 31, 2025, the amortized cost of available-for-sale investments was RMB1,125,198, the unrealized losses were RMB38,592, and the fair value was RMB1,086,606.

Equity Securities Without Readily Determinable Fair Value

The Group invested less than 5% equity interest in certain preferred shares of private companies. These investments contain various right, including redemption right and a liquidation preference. As these investments were neither debt security nor in-substance common stock, they were accounted as equity securities without readily determinable fair values, were accounted for under the measurement alternative and were measured at cost, less impairment, subject to upward and downward adjustments resulting from observable price changes for identical or similar investments of the same issuer. In 2025, the Group conducted impairment assessment on its investments, and concluded that no investment in equity securities without readily determinable is qualitatively impaired. The Group determined the fair value of the investment based on income approach with significant unobservable inputs (level 3), which includes considering performance and financial position of the investee, such as investee’s cash position, recent financing, as well as the financial and business performance. The Group recorded RMB2,060, RMB nil and RMB nil impairment on its equity securities without readily determinable fair value, with no observable price changes noted during the years ended December 31, 2023, 2024 and 2025, respectively.

The movement of the equity securities without readily determinable fair value is as follows:

Equity securities
without readily
determinable
fair value
RMB
Balances at January 1, 2023	11,969
Additions	24,208
Impairment	(2,060)
Foreign currency translation adjustment	(512)
Balances at December 31, 2023	33,605
Additions	8,539
Impairment	—
Foreign currency translation adjustment	624
Balances at December 31, 2024	42,768
Additions	7,245
Impairment	—
Foreign currency translation adjustment	(1,203)
Balances at December 31, 2025	48,810

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

11.	Accrued Expenses and Other Current Liabilities

Components of accrued expenses and other current liabilities are as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Accrued marketing and customer service expenses(1)	192,901	530,363
Payroll and welfare payable	308,938	351,673
Payable related to services fee	50,849	92,575
Contract liability(2)	29,201	45,996
Payable related to medical crowdfunding(3)	31,072	31,529
Tax payable	11,861	24,432
Refund liability	43,478	22,108
Others	35,735	41,772
Total	704,035	1,140,448
(1)	Amount represents the accrued channel cost and customer service expense payable to third-party companies.
(2)

Amount represents the fees for other revenues service to be provided over the service period. Revenue recognized for the year ended December 31, 2025 that was included in contract liabilities as of January 1, 2025 was RMB15,750. The balance of contract liability is expected to be recognized as revenue within one year.

(3)

Amount represents the fund collected through external payment network providers that have not transferred to the custodian bank related to medical crowdfunding. See note 6 for disclosure related to fund receivable from external payment network providers.

12.	Segment Information

As disclosed in Note 2(cc), the Group organized and reported its business in the following segments: (1) Insurance, which mainly includes insurance brokerage service and technical service; and (2) Crowdfunding, which mainly includes crowdfunding service; and (3) Others, which do not individually or in the aggregate meet the quantitative and qualitative thresholds to be individually reportable and are aggregated.

The CODM measures the performance of each segment based on metrics of operating profit/(loss) and uses these results to evaluate the performance of, and to allocate resources to, each of the segments by comparing actual operating profit/(loss) results to previously forecasted financial information. The Group currently does not allocate assets and share-based compensation expenses to its segments, as the information is not regularly provided to CODM to allocate resources to or evaluate the performance of the operating segments. As most of the Group’s long-lived assets are located in the PRC and most of the Group’s revenues are derived from the PRC, no geographical information is presented. Amounts included in operating costs and expenses include: (1) personnel costs, (2) costs of referral and service fees, (3) marketing expense for third-party traffic channels, (4) professional service fees, and (5) expenses of facilities and equipment and others. However, the CODM reviews consolidated expense information to manage the operations of the business.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

12.	Segment Information (continued)

The table below provides a summary of the Group’s operating segment results.

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	USD
Operating revenue, net
Insurance	2,340,915	2,363,777	3,576,566	511,442
Crowdfunding	162,683	267,650	261,636	37,413
Others	127,109	140,394	139,559	19,957
Total consolidated operating revenue, net	2,630,707	2,771,821	3,977,761	568,812
Operating costs and expenses
Insurance	(1,812,778)	(1,886,572)	(2,931,662)	(419,222)
Crowdfunding	(408,459)	(362,734)	(392,311)	(56,100)
Others	(282,344)	(236,925)	(231,163)	(33,056)
Operating profit/(loss)
Insurance	528,137	477,205	644,904	92,220
Crowdfunding	(245,776)	(95,084)	(130,675)	(18,687)
Others	(155,235)	(96,531)	(91,604)	(13,099)
Total segment operating profit	127,126	285,590	422,625	60,434
Unallocated items*	(133,869)	(107,432)	(51,767)	(7,402)
Total consolidated operating (loss)/profit	(6,743)	178,158	370,858	53,032
Total other income	170,983	182,432	172,591	24,679
Consolidated profit before income tax	164,240	360,590	543,449	77,711
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

Full-time employees of the Group in the PRC are entitled to welfare benefits including pension insurance, medical insurance unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions. Total contributions by the Group for such employee benefits were RMB207,820, RMB170,284 and RMB181,628 for the years ended December 31, 2023, 2024 and 2025, respectively.

14.	Related Party Balances and Transactions

The table below sets major related parties of the Group and their relationships with the Group:

Entity or individual name	Relationship with the Group
Tencent Holdings Limited and its subsidiaries (“Tencent Group”)	Shareholder of the Group

Detail of related party balances and transactions as of and for the years ended December 31, 2023, 2024 and 2025 are as follows:

(1)	Service provided by related parties:

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Marketing services from Tencent Group(1)	79,469	5,282	2
Payment processing services from Tencent Group(2)	23,759	21,954	22,092
Cloud technology services from Tencent Group(3)	31,357	30,748	31,460
Others	891	2,228	4,321
Total	135,476	60,212	57,875
(1)	The Group entered into a series of cooperation agreements with Tencent Group since 2020. The Group uses Tencent Group as its platform to provide marketing service.
(2)

The Group entered into a series of agreements with Tencent Group in 2016. The Group uses Weixin pay (from Tencent Group) as one of its payment processing platforms to collect cash from insurance policy holders, participants of its mutual aid plan, and users on its medical crowdfunding platform. Tencent Group charges service fee for each transaction processed.

(3)	The Group entered into a series of agreements with Tencent Group since 2018. Tencent Group provides cloud technology services to the Group.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

14.	Related Party Balances and Transactions (continued)
(2)	Service provided to related parties:

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Advertising services to Tencent Group	560	1,121	313
Total	560	1,121	313

(3)	Amount due from related parties:

	As of December 31,
	2024	2025
	RMB	RMB
Tencent Group(1)	257	209
Total	257	209
(1)

In addition, prepayments of RMB4,781 and RMB1,578 were recorded separately as of December 31, 2024 and 2025 under “Prepaid expense and other assets” in relation to the traffic channel service fee and others paid to Tencent Group, and the balance is amortized based on traffic volume consumed.

(4)	Amount due to related parties:

	As of December 31,
	2024	2025
	RMB	RMB
Cloud technology services from Tencent Group	10,363	9,324
Others	253	—
Total	10,616	9,324

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

15.	Income Taxes

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

Certain enterprises benefit from a preferential tax rate of 15% under the Enterprise Income Tax (“EIT”) Law if they qualify as high and new technology enterprises (“HNTE”). Under such law, Waterdrop Technology is qualified for HNTE status and is eligible to the preferential tax rate of 15% for the years ended 2024 and 2025. Certain enterprises (including Puluo, Chongqing Hecheng Insurance Adjusting Co., Ltd., etc.) qualified as “small enterprises with low profits” and thus enjoyed a preferential income tax rate of 20% for 2024 and 2025.

Composition of Income Tax Expense

The current and deferred components of income tax expense included in the consolidated statements of comprehensive income were as follows:

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Current income tax	2,697	1,665	686
Deferred income tax	(2,142)	8,042	(22,294)
Income tax expense / (benefit)	555	9,707	(21,608)

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

15.	Income Taxes (continued)

Composition of Income Tax Expense (continued)

Income tax benefits for Chinese mainland operations is RMB22,283, and income tax expenses for non-Chinese mainland operations is RMB675 for the year ended December 31, 2025.

Profit/(loss) before tax consists of:

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Chinese mainland	287,935	294,733	471,047
Non-Chinese mainland	(123,695)	65,857	72,402
Profit/(loss) before tax	164,240	360,590	543,449

Tax Reconciliation

Reconciliation between the income tax benefit computed by applying the EIT tax rate to profit before income tax and income tax expenses were as follows:

	For the Year ended December 31,
	2023	2024
	RMB	RMB
Profit before income tax	164,240	360,590
Tax benefit at EIT tax rate of 25%(1)	41,044	90,148
Expenses not deductible for tax purposes	108	634
Research and development super deduction	(55,169)	(42,866)
Effect of different tax rates of subsidiaries operating in other jurisdictions	5,653	(17,080)
Effect of PRC preferential tax rates	25,534	13,091
Changes in valuation allowance	(16,615)	(34,220)
Income tax expense	555	9,707

	For the Year ended December 31,
	2025	Percent
	RMB	%
Profit before income tax	543,449
Tax benefit at EIT tax rate of 25%(1)	135,862	25%
Foreign tax effects
Cayman Islands
Statutory tax rate difference between PRC and other jurisdictions	(24,790)	(4.6)%
Other foreign jurisdictions	6,703	1.2%
Effect of cross-border tax laws	582	0.1%
Tax credits
Research and development super deduction	(43,304)	(8.0)%
Nontaxable or nondeductible Items	361	0.1%
Changes in valuation allowance	(69,821)	(12.8)%
Other adjustments
Effect of PRC preferential tax rates	(27,201)	(5.0)%
Income tax benefit	(21,608)	(4.0)%
(1)

The Group’s major operations during the years ended December 31, 2023, 2024 and 2025 were conducted in PRC. Accordingly, the Group prepared its tax rate reconciliation starting with the PRC statutory tax rate during the years ended December 31, 2023, 2024 and 2025.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

15.	Income Taxes (continued)

Deferred Tax Assets and Deferred Tax Liabilities

	As of December 31,
	2024	2025
	RMB	RMB
Deferred tax assets
Deductible advertising expenses exceeding the tax limit(2)	2,268	2,149
Accrued expenses	55,012	57,089
Other deductible expenses exceeding the tax limit(2)	78	238
Provisions for the doubtful accounts	19,117	21,692
Operating loss carry forward and others	455,358	494,196
Less: valuation allowances	(358,569)	(295,482)
Total deferred tax assets	173,264	279,882

Deferred tax liabilities
Intangible assets	37,734	43,798
Contract assets	192,687	277,012
Total deferred tax liabilities	230,421	320,810

	As of December 31,
	2024	2025
	RMB	RMB
Classification in the consolidated balance sheets:
Deferred tax assets	27,028	2,870
Deferred tax liabilities	84,185	43,798

Movement of valuation allowance

	As of December 31,
	2024	2025
	RMB	RMB
Balance at the beginning of the year	378,851	358,569
Additions	54,097	38,424
Reversals	(74,379)	(101,511)
Balance at end of the year	358,569	295,482
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

As of December 31, 2024 and 2025, the Group had net operating loss carry forward of approximately RMB2,147,186 and RMB2,178,137, respectively, which arose from the subsidiaries, VIEs and the VIEs’ subsidiaries established in PRC. As of December 31, 2025, the tax losses in the PRC can be carried forward for five years to offset future taxable income and the period was extended to ten years for entities qualified as HNTE in 2025 and thereafter.

In general, the PRC tax authorities have up to five years to conduct examinations of the Group’s tax filings. As of December 31, 2025, the PRC subsidiaries’ 2021 to 2025 tax returns remain open to examination.

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

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under the double tax arrangement between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Group has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Chinese subsidiaries of the Group are in accumulated loss position and will not distribute profits. Therefore, no withholding income taxes for accumulated deficit of the Group’s subsidiaries have been provided as of December 31, 2024 and 2025.

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2023, 2024 and 2025. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expense and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2025.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

16.	Ordinary Shares

The Company’s Board of Directors approved a share repurchase program on September 7, 2021, under which the Company was authorized to repurchase up to US$ 50,000 of its ordinary shares in the form of ADSs over the following 12 months. On September 8, 2022, the Company’s Board of Directors approved a new share repurchase program which authorized the Company to repurchase up to US$ 80,000 of its ordinary shares in the form of ADSs over the following 12 months. On September 6, 2023, the Company’s Board of Directors approved a new share repurchase program which authorized the Company to repurchase up to US$ 50,000 of its ordinary shares in the form of ADSs over the following 12 months. On September 3, 2024, the Company’s Board of Directors approved a new share repurchase program which authorized the Company to repurchase up to US$ 50,000 of its ordinary shares in the form of ADSs over the following 12 months. On September 2, 2025, the Company’s Board of Directors approved a new share repurchase program which authorized the Company to repurchase up to US$ 50,000 of its ordinary shares in the form of ADSs over the following 12 months. 30,323,622 ADSs (equivalent to 303,236,220 Class A ordinary shares) were repurchased during the year ended December 31, 2023 at a total consideration of RMB526,025. 12,356,600 ADSs (equivalent to 123,566,000 Class A ordinary shares) were repurchased during the year ended December 31, 2024 at a total consideration of RMB 106,979. 7,981,923 ADSs (equivalent to 79,819,230 Class A ordinary shares) were repurchased during the year ended December 31, 2025 at a total consideration of RMB 91,234. The repurchased shares were presented as treasury stock, using the par value method on the consolidated balance sheets as of December 31, 2024 and 2025.

As of December 31, 2025, the Company has 3,608,834,920 shares issued and outstanding, including 2,806,929,941 Class A ordinary shares and 801,904,979 Class B ordinary shares.

17.Share-Based Compensation

A summary of share-based compensation expense recognized related to share options granted and RSUs granted is as follows:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Sales and marketing expenses	35,352	6,825	6,296
General and administrative expenses	85,335	69,245	40,897
Research and development expenses	13,182	10,802	4,574
	133,869	86,872	51,767

As of December 31, 2025, unrecognized compensation cost related to unvested RSUs granted, share option awards granted to employees of the Group was RMB58,412. As of December 31, 2025, such cost was expected to be recognized over a weighted average period of 1.6 years.

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

Share Option granted by the Company (continued)

During the year ended December 31, 2023, the Group granted 281,250 options under the 2018 Plan with a weighted average exercise prices of US$0.08 (RMB0.57). During the year ended December 31, 2024 and 2025, there are no options granted under the 2018 Plan. The term of the option is fixed and does not exceed 10 years from the date of the grant. The options will vest in accordance with the vesting schedules set out in the respective share option agreements with vesting period ranging from 1 to 4 years.

In 2021, the Group adopted the 2021 share incentive plan (the “2021 Plan”), the maximum aggregate number of shares which may be issued pursuant to all awards under the 2021 Plan shall initially be 80,508,501 shares, plus an annual increase on the first day of each year during the ten-year term of the 2021 Plan commencing with the year beginning January 1, 2022, by an amount equal to the lesser of (i) 2% of the total number of shares issued and outstanding on an as-converted fully diluted basis on the last day of the immediately preceding year and (ii) such number of shares as may be determined by the board. The annual increase shall cease to occur upon expiry of the ten-year term of the 2021 Plan. There are no options granted under the 2021 Plan as of December 31, 2024 and 2025.

The vesting of the share options granted during the years ended December 31, 2023 are only subject to service condition.

The following table sets forth the share options activities under the 2018 Plan for the years ended December 31, 2023, 2024 and 2025:

			Weighted	Weighted
		Weighted	Average	Average
		Average	remaining	Grant-	Aggregate
	Number of	Exercise	contractual	date Fair	Intrinsic
	Options	Price	life	Value	Value
		RMB	RMB	RMB	RMB
Outstanding as of January 1, 2023	189,412,557	0.28	6.95	2.14	452,543
Granted	281,250	0.57	—	0.57	—
Exercised	(72,294,940)	0.14	—	1.52	—
Forfeited	(11,127,905)	0.46	—	4.11	—
Outstanding as of December 31, 2023	106,270,962	0.36	6.19	2.56	276,835
Exercised	(16,036,480)	0.47	—	2.53	—
Forfeited	(3,312,540)	0.57	—	4.18	—
Outstanding as of December 31, 2024	86,921,942	0.37	5.19	2.55	226,780
Exercised	(22,326,290)	0.28	—	2.72	—
Forfeited	(116,600)	0.58	—	3.26	—
Outstanding as of December 31, 2025	64,479,052	0.40	4.15	2.48	161,932
Exercisable as of December 31, 2025	57,040,610	0.37	4.00	2.12	122,633

The total intrinsic value of options exercised during the years ended December 31, 2024 and 2025 was RMB6,190 and RMB21,003, respectively.

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

Restricted share units(“RSUs”) granted by the Company

During the year ended December 31, 2024 and 2025, the Group granted 22,140,000 and 3,180,000 restricted share units to certain employees and senior management under the 2018 Plan, which vest over 1 to 4 years. The estimated fair value of each RSU granted is based on market value of the Company’s shares on each date of grant. A summary of the RSUs activities under the 2018 Plan for the year ended December 31, 2023, 2024 and 2025 is presented as follow:

		Weighted Average
		Grant-date
	Number of RSUs	Fair Value
		RMB
Unvested as of January 1, 2023	101,770,350	0.84
Granted	69,910,980	1.41
Vested	(22,617,630)	0.91
Forfeited or cancelled	(44,548,350)	0.94
Unvested as of December 31, 2023	104,515,350	1.22
Granted	22,140,000	0.78
Vested	(30,681,250)	1.14
Forfeited or cancelled	(23,152,890)	1.44
Unvested as of December 31, 2024	72,821,210	1.08
Granted	3,180,000	1.43
Vested	(34,122,920)	0.95
Forfeited or cancelled	(3,751,600)	1.08
Unvested as of December 31, 2025	38,126,690	1.23

During the year ended December 31, 2024 and 2025, the Group granted 48,636,040 and 25,057,850 restricted share units to certain employees and senior management under the 2021 Plan, which vest over 1 to 4 years. The estimated fair value of each RSU granted is based on market value of the Company’s shares on each date of grant. A summary of the RSUs activities under the 2021 Plan for the year ended December 31, 2024 and 2025 is presented as follow:

		Weighted Average
		Grant-date
	Number of RSUs	Fair Value
		RMB
As of December 31, 2023	—	—
Granted	48,636,040	0.83
Vested	—	—
Forfeited or cancelled	(2,000,000)	0.84
Unvested as of December 31, 2024	46,636,040	0.83
Granted	25,057,850	1.09
Vested	(7,431,200)	0.85
Forfeited or cancelled	(12,875,970)	0.88
Unvested as of December 31, 2025	51,386,720	0.94

The total fair value of RSU vested during the years ended December 31, 2024 and 2025 was RMB26,798 and RMB44,733, respectively.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

17.Share-Based Compensation (continued)

Share Option granted by Shenlanbao

Shenlanbao has the following active share incentive plans: 2019 SLB share incentive plan, 2020 SLB share incentive plan, 2021 SLB share incentive plan and 2022 SLB share incentive plan (collectively referred to as the “SLB plans”). The SLB plans permit the grant of option to the directors and employees to purchase Shenlanbao’s shares. Pursuant to the above plan, a maximum aggregate of 1,000,000 registered capital of Shenlanbao may be issued. The term of the option is fixed and does not exceed 5 years from the date of the grant. The options will vest ratably over a 4-year vesting period from the grant date and are only subject to service condition.

In September 2023, the board of Shenlanbao approved the amended and restated SLB plan (the “New SLB Plan”), which adjusted the number of shares to a maximum aggregate of 577,121 registered capital. The New SLB Plan also reduced the exercise price of the option and extended the term of option to 10 years. The Group accounted for the reduction of the exercise price of the options as a modification which requires the re-measurement of the fair value of these share options. This remeasurement resulted in a total incremental share-based compensation of RMB4,794, RMB2,018 of which is recognized on the modification date in 2023, and the remaining will be amortized through the vesting period of the option. During the year ended December 31, 2025, there are no options granted under the New SLB Plan.

In June 30 2025, the board of Shenlanbao approved the termination of the SLB plans and the New SLB Plan, and all the outstanding options as of the date were cancelled.

The following table summarizes the option activity for the year ended December 31, 2023, 2024 and 2025:

			Weighted	Weighted
		Weighted	Average	Average
		Average	remaining	Grant-	Aggregate
	Number of	Exercise	contractual	date Fair	Intrinsic
	Options	Price	life	Value	Value
		RMB	RMB	RMB	RMB
Outstanding as of the acquisition date	450,246	15.90	7.68	24.81	7,162
Forfeited	(19,438)	23.57	—	21.41	—
Outstanding as of December 31, 2023	430,808	15.55	7.69	24.96	6,921
Forfeited	(91,563)	15.48	—	28.84	—
Outstanding as of December 31, 2024	339,245	16.01	6.54	23.91	5,266
Forfeited or cancelled	(339,245)	16.01	—	23.91	—
Outstanding as of December 31, 2025	—	—	—	—	—

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

No dividends had been paid or declared by the Company for the year ended December 31, 2023.

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

On March 12, 2025, the Company announced that the Board of Directors approved a cash dividend of US$0.002 per ordinary share, or US$0.02 per ADS, to shareholders of record as of the close of business on April 11, 2025. Dividends are recognized when declared. The aggregate amount of the dividend was approximately RMB52,597 (US$7,268).

On September 4, 2025, the Company announced that the Board of Directors approved a cash dividend of US$0.003 per ordinary share, or US$0.03 per ADS, to shareholders of record as of the close of business on October 10, 2025. Dividends are recognized when declared. The aggregate amount of the dividend was approximately RMB77,816 (US$10,896).

On March 25, 2026, the Company announced that the Board of Directors approved a cash dividend of US$0.003 per ordinary share, or US$0.03 per ADS, to shareholders of record as of the close of business on April 24, 2026. The payment date is expected to be on or around May 13, 2026 for holders of ordinary shares and on or around May 20, 2026 for holders of ADSs. Dividends are recognized when declared. The aggregate amount of the dividend was expected to be approximately RMB74,629 (US$10,814).

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

19.	Net Profit Per Share

Net profit per share was computed by dividing net profit available to ordinary shareholders by the weighted average number of ordinary shares outstanding:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Basic net profit per share calculation
Numerator:
Net profit attributable to ordinary shareholders for computing basic net profit per ordinary shares	167,221	367,510	568,936
Denominator:
Weighted average ordinary shares outstanding used in computing basic net profit per ordinary shares	3,769,679,736	3,650,504,339	3,615,328,154
Net profit per ordinary share attributable to ordinary shareholders basic	0.04	0.10	0.16

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Diluted net profit per share calculation
Numerator:
Net profit attributable to ordinary shareholders for computing diluted net profit per ordinary shares	167,221	367,510	568,936
Denominator:
Weighted average ordinary shares outstanding used in computing basic net profit per ordinary shares	3,769,679,736	3,650,504,339	3,615,328,154
Effect of potentially diluted share options	74,855,096	40,492,143	48,326,766
Effect of potentially diluted restricted share units	36,326,664	28,780,473	49,863,156
Weighted average ordinary shares outstanding used in computing diluted net profit per ordinary shares	3,880,861,496	3,719,776,955	3,713,518,076
Net profit per ordinary share attributable to ordinary shareholders diluted	0.04	0.10	0.15

The following shares outstanding were excluded from the calculation of diluted net profit per ordinary share, as their inclusion would have been anti-dilutive for the periods prescribed.

	Year ended December 31,
	2023	2024	2025
Shares issuable upon exercise of share options	66,708,248	34,069,011	975,417
Shares issuable upon vesting of restricted share units	20,141,606	23,964,024	6,365,858

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

20.	Leases

The Group leases certain office premises and equipment to support its core business under noncancelable leases. The Group determines if an arrangement is a lease at inception. Some lease agreements contain lease and non-lease components, which the Group chooses not to account for as separate components as the Group has elected the practical expedient. The Group also elected the short-term lease exemption for all contracts with lease terms of 12 months or less. As of December 31, 2024 and 2025, the Group had no long-term lease respectively that was classified as financing lease. As of December 31, 2024 and 2025, the Group had no significant lease contract that has been entered into but not yet commenced.

Some leases were terminated before the expiration of the lease term, the relevant right-of-use asset and the lease liability were derecognized with the difference amounted to RMB 378 recognized under operating costs and expenses in the consolidated statements of operations. The noncash decrease of operating lease right-of-use assets was RMB 20,165.

A summary of supplemental information related to operating leases and financing leases were as follow:

	Year ended December 31,
	2023	2024	2025
Operating leases-Weighted average remaining lease term	2.03	1.43	2.52
Financing leases-Weighted average remaining lease term	0.04	N/A	N/A
Operating leases-Weighted average discount rate	5.10%	4.00%	3.95%
Financing leases-Weighted average discount rate	7.10%	N/A	N/A

The components of lease expense were as follows:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Operating lease cost	36,911	37,490	23,287
Financing lease cost
Amortization of right-of-use assets	87	—	—
Interest on lease liabilities	2	—	—
Short-term lease cost	8,520	5,441	6,157
Total	45,520	42,931	29,444

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

20.	Leases (continued)

Supplemental information related to the Group’s leases were as follows:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Cash paid for operating leases	31,988	35,491	25,224
Cash paid for financing leases
Operating cash flows from finance leases	56	—	—
Financing cash flows from finance leases	19	—	—

Non-cash ROU assets in exchange for new lease liabilities:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Operating leases	67,122	63,570	21,420

The following is a maturity analysis as of December 31, 2025:

As of December 31,
2025
Operating Leases
RMB
2026	11,867
2027	7,855
2028	5,406
Subtotal	25,128
Less: imputed interest	(1,602)
Lease liabilities	23,526

21.	Commitments and Contingencies

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

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s PRC subsidiaries and VIEs. There were no appropriations to these reserves by the Group’s PRC entities for the years ended December 31, 2023, 2024 and 2025.

As a result of PRC laws and regulations and the requirement that distributions by the PRC entity can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entity is restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital and statutory reserves of the Group’s subsidiaries and VIEs. As of December 31, 2025, the aggregate amounts of paid-in capital and statutory reserves represented the amount of net assets of the relevant entity in the Group not available for distribution amounted to RMB1,601,509.

23.Subsequent event

The Board has approved a cash dividend of US$0.03 per ADS or US$0.003 per ordinary share, for a total amount of approximately RMB74,629 (US$10,814), to shareholders of record as of the close of business on April 24, 2026. The payment date is expected to be on or around May 13, 2026 for holders of ordinary shares and on or around May 20, 2026 for holders of ADSs.

WATERDROP INC.

SCHEDULE 1-CONDENSED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2024	2025
	RMB	RMB	US$
			(Note 2)
Assets
Current assets
Cash and cash equivalents	589,440	88,969	12,723
Short-term investments	566,434	14,636	2,093
Prepaid expense and other assets	22,875	21,590	3,087
Amount due from its subsidiaries and the consolidated VIEs	163,933	235,966	33,743
Total current assets	1,342,682	361,161	51,646
Non-current assets
Long-term investments and amount due from its subsidiaries and the consolidated VIEs (non-current)	3,603,026	5,155,445	737,219
Total non-current assets	3,603,026	5,155,445	737,219
Total assets	4,945,708	5,516,606	788,865
Liabilities
Current liabilities
Accrued expenses and other current liabilities	1,563	1,099	157
Amount due to its subsidiaries and the consolidated VIEs	146,710	363,579	51,991
Total current liabilities	148,273	364,678	52,148
Total liabilities	148,273	364,678	52,148
Shareholders’ Equity:
Ordinary shares (US$ 0.000005 par value; 10,000,000,000 shares authorized, 8,900,000,000 Class A ordinary shares authorized, 3,282,256,521 Class A ordinary shares issued, 2,822,868,761 and 2,806,929,941 Class A ordinary shares outstanding as of December 31, 2024 and 2025, respectively; 1,000,000,000 Class B ordinary shares authorized, 801,904,979 Class B ordinary shares issued and outstanding as of December 31, 2024 and 2025)	139	143	21
Treasury stock	(15)	(16)	(2)
Additional paid-in capital	6,832,214	6,733,696	962,906
Accumulated other comprehensive income	159,550	43,622	6,238
Accumulated deficit	(2,194,453)	(1,625,517)	(232,446)
Total shareholders’ equity	4,797,435	5,151,928	736,717
Total liabilities and shareholders’ equity	4,945,708	5,516,606	788,865

WATERDROP INC.

SCHEDULE 1-CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data, or otherwise noted)

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
				(Note 2)
Operating revenue, net	—	—	—	—
Operating costs and expenses	(87,060)	(42,575)	(24,721)	(3,535)
Interest income	29,337	93,591	111,796	15,987
Foreign currency exchange (loss)/gain	(92)	(216)	864	124
Income tax expense	—	(1,433)	(365)	(52)
Others, net	3,077	13,439	13,731	1,964
Equity in profit of subsidiaries and VIEs	221,959	304,704	467,631	66,868
Net profit	167,221	367,510	568,936	81,356
Net profit attributable to ordinary shareholders	167,221	367,510	568,936	81,356
Foreign currency transaction adjustments	37,413	44,773	(106,666)	(15,253)
Unrealized loss on available-for-sale investments, net of tax	(1,551)	(29,330)	(9,262)	(1,324)
Total comprehensive income attributable to ordinary shareholders	203,083	382,953	453,008	64,779

WATERDROP INC.

SCHEDULE 1-CONDENSED STATEMENTS OF CASH FLOW

(All amounts in thousands, except for share and per share data, or otherwise noted)

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
				(Note 2)
Cash Flows from Operating Activities:	621,178	1,615,062	427,168	61,084
Cash Flows from Investing Activities:
Purchase of short-term investments	(1,376,678)	(2,066,920)	(2,131,234)	(304,762)
Proceeds from maturity of short-term investments	1,140,429	2,132,554	2,650,208	378,975
Investment in subsidiaries	(5,938)	(14,664)	—	—
Purchase of long-term investments	(57,550)	(1,009,619)	(1,294,927)	(185,172)
Proceeds from early redemption of long-term investments	—	35,979	72,541	10,373
Prepaid investments	—	—	—	—
Net cash used in investing activities	(299,737)	(922,670)	(703,412)	(100,586)
Cash Flows from Financing Activities:
Proceeds from exercise of share option	11,710	7,225	6,430	920
Payment for share repurchase	(526,025)	(106,979)	(91,234)	(13,046)
Dividend to shareholders	—	(158,671)	(130,413)	(18,649)
Net cash used in financing activities	(514,315)	(258,425)	(215,217)	(30,775)
Effect of exchange rate changes on cash and cash equivalents	(24,678)	21,208	(9,010)	(1,289)
Net (decrease)/increase in cash and cash equivalents	(217,552)	455,175	(500,471)	(71,566)
Total cash and cash equivalents at beginning of year	351,817	134,265	589,440	84,289
Total cash and cash equivalents at end of year	134,265	589,440	88,969	12,723

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

3.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Group and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Group as of December 31, 2024 and 2025 and the years ended 2023, 2024 and 2025. No dividend was paid by the Group’s subsidiaries to Waterdrop Inc. in 2023, 2024 and 2025.

4.

As of December 31, 2025, there were no material contingencies, significant provisions of long term obligations, and mandatory dividend or redemption requirements of redeemable shares or guarantees of the Group, except for those which have been separately disclosed in the Consolidated Financial Statement, if any.